04046258

GK/AK/622/2004

SUPPL

SEC file: 82-5036

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Płock, 7 October 2004

To whom it may concern,

With reference to Information Reporting Requirements of PKN ORLEN S.A. for the U.S. Securities and Exchange Commission please find enclosed PKN ORLEN's current reports from No 54/2004 to 80/2004 plus 2Q2004 figures under PAS (unconsolidated and consolidated) and IFRS and HY2004 under PAS (unconsolidated and consolidated) and IFRS.

Should you have any questions do not hesitate to contact the undersigned on: +48 24 365 56 33 or mobile: +48 605 739 304.

Yours sincerely,

Aneta Kiełbasa
Investor Relations Department

11/29

Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	List of shareholders afterAGM
Released	15:41 06-Jul-04
Number	5575A

PKN ORLEN SA
SEC File
82-5036

Current Report 53/2004 dated 6 July 2004

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil com hereby discloses the list of shareholders who had a right to exercise at least 5% of total votes at the Ord General Meeting of Shareholders of PKN ORLEN which was originally called on June 24, 2004.

No	Shareholder	Number of shares owned	Type of shares	Number of votes	Votes (%
1.	**COMMERCIAL UNION OFE BPH CU WBK** Al. Jana Pawla II 23 00-854 Warszawa	23,862,173	bearer	23,862,173	8.44%
2	**ING NATIONALE-NEDERLANDEN POLSKA OFE** Ul. Ludna 2 00-406 Warszawa	18,000,000	bearer	18,000,000	6.37%
3	**NAFTA POLSKA Spolka Akcyjna** UL. Jasna 12 00-013 WARSZAWA	74,076,299	bearer	74,076,299	26.20%
4	**SKARB PANSTWA Reprezentowany przez Ministra Skarbu Panstwa** UL. Krucza 36 / Wspolna 6 00-522 WARSZAWA	43,633,897	bearer	43,633,897	15.43%
5	**THE BANK OF NEW**				

	YORK 101 Barclay Street New York, N.Y. 10286, USA	44,723,602	bearer	44,723,602	15.82%

About PKN ORLEN

Polski Koncern Naftowy ORLEN S.A. is one of the largest companies in Central & Eastern Europe, listings on the Warsaw and London Stock Exchanges. It is Poland's largest refiner of crude oil and mar of world-class petroleum and related products. It has a substantial wholesale and retail distribution sy that includes the largest network of service stations in Poland. It also has significant financial investme the telecommunications sectors in Poland.

END

Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re.: NaftoWax
Released	08:00 14-Jul-04
Number	8204A

PKN ORLEN SA
SEC File
82-5036

Current report 54/2004 dated 14th July 2004

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, informs of the registration on 6 July 2004 of an increase in the initial capital of Fabryka Parafin NaftoWax Sp. z o.o. ("FP NaftoWax") by a District Court in Krakow (Poland).

The initial capital of FP NaftoWax was increased by PLN 28,303,000.00 from PLN 50,000.00 to PLN 28,353,000.00. This was covered by a contribution in-kind from Rafineria Trzebinia S.A. (book value PLN 28,353,000) in respect of certain stages in the paraffin production and refining process.

Rafineria Trzebinia S.A. owns 100 per cent of the initial capital in FP NaftoWax.

Every share gives the holder the right to one vote at the General Meeting of shareholders.

Rafineria Trzebinia's business comprises the processing of refinery products.

Assets contributed in-kind will be used by FP NaftoWax in the same manner as previously.

Contributed assets comprise 99.82% of current initial capital of FP NaftoWax.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

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Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Draft resolutions_EGMs
Released	07:46 15-Jul-04
Number	8680A

PKN ORLEN SA
SEC File
82-5036

Current report no 55/2004 dated 15th July 2004

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby announces draft resolutions to be passed by the Extraordinary General Meeting of Shareholders of PKN ORLEN as of 5th August 2004.

RESOLUTION No

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 5 August 2004

regarding appointment of the Chairman of the Extraordinary General Meeting of Shareholders

Acting under Article 409, § 1 sentence 1 of the Code of Commercial Companies and with respect to § 5 of the regulations of the General Meeting of Shareholders of PKN ORLEN S.A., the Extraordinary General Meeting of Shareholders of PKN ORLEN S.A. hereby elects Mr / Mrs....... to the position of the Chairman of the General Meeting of Shareholders.

The resolution was passed in a secret ballot.

RESOLUTION No

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 5 August 2004

regarding the Agenda of the Extraordinary General Meeting of Shareholders

The Extraordinary General Meeting of Shareholders of PKN ORLEN hereby approves the following Agenda of the Meeting:

1. Opening;
2. Election of the Chairman of the Meeting;
3. Affirmation of the legality of the Meeting;
4. Approval of the Agenda;
5. Election of the Vote Counting Commission;
6. Passing of a resolution concerning approval for sale or lease of a self-operating part of the Company;
7. Passing of a resolution concerning changes in the Supervisory Board of PKN ORLEN;
8. Passing of resolutions concerning changes to the Regulations of the General Meeting of Shareholders of PKN ORLEN;
9. Passing of a resolution concerning insurance conditions of the members of the Supervisory Board of PKN ORLEN and changes to the principles of remuneration of the Supervisory Board of PKN ORLEN according to the approved corporate governance rules;
10. Closure of the General Meeting of Shareholders.

RESOLUTION No

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 5 August 2004

regarding election of the Vote Counting Commission

Acting under § 8 of the Regulations of the General Meeting of Shareholders of PKN ORLEN, the Extraordinary General Meeting of Shareholders of PKN ORLEN hereby appoints the following members of the Vote Counting Commission:

- ....
- ....
- ....

The resolution was passed in a secret ballot.

RESOLUTION No

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 5 August 2004

regarding the sale or lease of the property comprising of the Wydzial Sciekow i Utylizacji (Sewage and Recycling Division)

§ 1

Under art. 393, point 3 of the Code of Commercial Companies and with respect to § 7, item 7, point 7 of the Company's Articles of Association, the Extraordinary General Meeting of Shareholders of PKN ORLEN hereby gives its assent to the sale or lease of the property as Wydzial Sciekow i Utylizacji (Sewage and Recycling Division), being an area of sedimentary administration of Wydzial Sciekow i Utylizacji (Sewage and Recycling Division).

§ 2

1. The sale of self-operating part of the Company shall be executed at a market price set in a valuation made by a property / real estate expert, not lower than the net book value of fixed assets of Wydzial Sciekow i Utylizacji (Sewage and Recycling Division).
2. The lease of the property shall be executed based on a rental equal to 102 per cent of monthly depreciation in case of property currently undergoing depreciation and 10 per cent of monthly depreciation for already depreciated property calculated from the initial value additionally charged with the property tax, a charge for the perpetual usufruct, and cost of utilities. The payment term of a lease rental equates to 30 days.

§ 3

The resolution takes immediate effect.

RESOLUTION No

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 5 August 2004

regarding the establishment of the number of members of the Supervisory Board of PKN ORLEN

§ 1

Under § 14, item 1 of the regulations of the General Meeting of Shareholders of PKN ORLEN, the Extraordinary General Meeting of Shareholders of PKN ORLEN establishes ... - member composition of the Supervisory Board of PKN ORLEN within two members fulfilling requirements defined in § 8 item 5 of the Company's Articles of Association.

RESOLUTION No

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 5 August 2004

regarding appointment to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Under § 8 item 2 point 2 of the Company's Articles of Association, the Extraordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. decides to appoint .... to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§2

The resolution takes immediate effect.

The resolution was passed in a secret ballot.

RESOLUTION No

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 5 August 2004

regarding amendments to the Regulations of the General Meeting of Shareholders of PKN ORLEN

§ 1

The Extraordinary General Meeting of Shareholders of PKN ORLEN hereby makes the following amendments to the Regulations of the General Meeting of Shareholders of PKN ORLEN:

1. **in § 4 of the Regulations to add the following item:**

"4. A person opening the General Meeting should procure an immediate election of the chairman of the meeting, and should refrain from any substantial or formal decisions."

2. **§ 6 item 1 replace as the following:**

"1. The chairman of the General Meeting conducts the meeting according to the agenda and Regulations of the General Meeting. The chairman ensures an efficient conduct of the meeting and observance of the rights and interest of all shareholders. The chairman should counteract, in particular, the abuse of rights by the participants of the meeting and should guarantee that the rights of minority shareholders are respected."

3. **§ 6 item 2 sub-point e replace as the following:**

"e. ordering breaks in the session; ordered breaks cannot be aimed at hindering the exercise of the rights by the shareholders"

4. **In § 6 of the Regulations to add following items:**

"4. The chairman signs the minutes of the General Meeting immediately after the written statement is recorded in the minutes by the notary.

5. The chairman can resign from his function only because of crucial reason."

5. **§ 7 item 2 sub-point c replace as the following:**

"c. to check the regularity of the power of attorney or another document confirming the right to represent a shareholder at a General Meeting; it is presumed that a written document confirming the right to represent a shareholder at a General Meeting is in conformity with the law and does not require any additional confirmations and acknowledgements unless its authenticity or validity raises doubts by the company's

management board or the chairman of the General Meeting"

6. **In § 9 of the Regulations to add the following item:**

-

"4. Members of the Management Board and the Supervisory Board and the expert auditor of the company should, within their powers and to the extent necessary for the settlement of issues discussed by the General Meeting, provide the participants of the meeting with explanations and information concerning the company. Giving the answers to the General Meeting's attendees' questions should be done so that the information is executed according to trading law and the amount of information cannot be given in another manner than that which follows from the trading law."

-

7. **§ 10 item 1 replace as the following:**

"1. The General Meeting can pass the resolution concerning the removal of an item from the agenda or change the sequence of the agenda. A resolution concerning the removal of an issue placed on the agenda can only be passed if it is supported by crucial and matter-of-fact reasons. A motion in this respect should be accompanied by a detailed justification. A resolution to remove an item from the agenda can be passed only by consent or at the request of the shareholder who demanded this item to be included in the agenda."

8. **in § 10 to add the following item:**

"6. After adopting the resolution, the shareholder, who makes an objection to this resolution is entitled to concisely present the reasons for his objection."

9. **§ 14a to add as bellow:**

"§ 14 a

[Group voting on the election of the members of the Supervisory Board]

1. *In case of a group voting on the election of the members of the Supervisory Board the contents of both no 8 § item 2 point 1and item 5 of the Company's Articles of Association do not apply.*

2. *The number of the supervisory board's members newly elected by means of separate groups voting equals the number of the supervisory board members who are being replaced as a result of this election. The change to the number of the composition of the supervisory board before or during the group election is inadmissible.*

3. *The chairman of the Meeting calls group elections. He/she announces on the plea of the attendance list the number of shares required to form a group. Then, he/she calls an adjournment to allow time to set up groups.*

   The shareholders can inquire into the attendance list during the adjournment.

4. *Establishment of the aforementioned group is understood as ascertainment of*

its composition and the appointment of its chairman. The chairmen of the formed groups submit a written, certified by the shareholders or their deputies' message including the following information:

a) The indication of the chairman of a group,

b) Applications for the members of the groups. These offers should comprise the number of shares in possession of an individual shareholder.

The shareholder can change his/her decision regarding his/her affiliation to a group only with regard to the elimination of the incorrectness which item 5 describes.

5. *The chairman of the General Meeting of Shareholders checks if the groups were formed according to the regulations. In case of incorrectness concerning especially the participation of a shareholder in more than one group or in case of lack of signatures or if the number of the members of the groups is too small, the chairman calls an additional adjournment to allow time to eliminate all these incorrectness. The elimination means change, supplementation or lodging of a new declaration concerning the constitution of a group or groups. The chairman himself corrects the unlawfulness regarding the number of the shares declared by a shareholder if it does not affect the election of a member of a supervisory board.*

6. *If all the regulations were complied with the chairman of the General Meeting of Shareholders announces the list of groups together with their members, the number of the supervisory board members to be elected by each group and the order of voting. The order of voting is alphabetical taking into account surnames of the chairmen of the groups. In case when two of the chairmen share the same surname than they will draw lots. Improperly formed groups or improper registration on the lists of groups are (with the restriction of item 8) not announced by the chairman of the General Meeting of Shareholders.*

   One can appeal against the decision of a chairman to the General Meeting.

7. *One group, which has not voted yet, can join another, being in a process of voting group just after the opening of the sitting of the latter group. The joinder of groups must be done by means of the decision given by both of the chairmen of the groups and when every member of both of the groups gives its assent to the joinder. The joinder aims at making joint choice by both of the groups. If after the joinder the joint groups are vested the right to elect more members of the supervisory board than the sum of their individual/separate powers, the chairman corrects his/her previous announcement.*

8. *In case when a shareholder enrolls to more than one group and this incorrectness has not been removed during the additional adjournment or it has been overlooked, the shareholder can vote only in the group which votes first in alphabetical order. The shares in possession of the shareholder are omitted while determining the number of the members of other groups on list of which he/she has entered his/her name.*

9. *The chairman of the General Meeting of Shareholders gives orders for the*

sittings in the groups and the voting of the groups to be started. The chairmen of individual groups administer the sitting and the voting of their groups. The sitting and the voting takes place in the place where the General Meeting of Shareholders is held. All of the participants of the General Meeting of Shareholders can be present in the room where the General Meeting of Shareholders takes place. The chairman of a group can call up to a 15 minute adjournment to allow time to make a confidential agreement by the members of his/her group. The group can withdraw from taking part in voting on condition that no one from the group raises an objection to this. The resignation from participation in the voting can be done only directly after the opening of the sitting of a group or after this up to 15 minute adjournment called by its chairman.

10. *The rights of chairmen of groups, the way conducting the sittings of groups and the way voting adheres to the rules and regulations concerning the position of the chairman of the General Meeting of Shareholders, the way conducting the Meeting and the way voting during the General Meeting of Shareholders (in the first place it concerns the rules regarding the election of the members of the Supervisory Board). One share equals one vote irrespective of any statutory restrictions or privileges.*

    The group can discharge its chairman by way of making the decision of the majority of the members of the group or the group can accept his/her resignation and it can elect new chairman. All this must be done during the sitting of the group. The chairmen of the joint groups are in collective charge unless one of them resigns.

11. *In case the group voting has not resulted in appointing all of the members of the Supervisory Board, the chairman of the General Meeting of Shareholders calls an additional election concerning only the not filled up positions. One adheres general rules to the way of conducting the additional election but one share equals one vote irrespective of any statutory restrictions or privileges. The General Meeting of Shareholders elect from the new members of the Supervisory Board, under the above mentioned process, the chairman of the Supervisory Board.*

    Only the shareholders who have not enrolled to one of the groups which have elected the member of the supervisory board can participate in the aforementioned elections. If all of the shareholders belonged to one of the formed groups than one calls plenary elections.

10. **The current § 16 to receive the symbol 1 and to add item 2 as bellow:**

"2. At the request of a participant in the General Meeting, his written statement is recorded in the minutes"

§ 2

The resolution comes into effect on the day of passing and is binding from the next General Meeting.

RESOLUTION No

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 5 August 2004

regarding approval of the unified text of the Regulations of the General Meeting of Shareholders of PKN ORLEN

Having considered changes to the Regulations of the General Meeting of Shareholders of PKN ORLEN passed on 5 August 2004, the Extraordinary General Meeting of Shareholders hereby decides to approve the unified text of the Regulations of the General Meeting of Shareholders of PKN ORLEN S.A. (as attached to this resolution).

§ 2

The resolution comes into effect on the day of passing and is binding from the next General Meeting.

Attachment to Resolution No ... of the Extraordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. as at 5 August 2004.

THE REGULATIONS OF THE GENERAL MEETING OF SHAREHOLDERS OF POLSKI KONCERN NAFTOWY ORLEN S.A.

§ 1

[Introduction]

1. Calling and preparing the General Meeting of Shareholders is exercised under conditions and course of action set in the Code of Commercial Companies and the Articles of Association.
2. Proceedings of the General Meeting of Shareholders are under regulations of the Code of Commercial Companies, Law on Public Trading of Securities, the Articles of Association and the hereby Constitution.
3. The Management Board takes action connected with the course of General Meeting of Shareholders, nevertheless such responsibilities can be commissioned to the entity specialising in this. The commissioned work can in particular refer to supervising

voting and counting the votes with electronic means.

§ 2
[Definitions]

In this Constitution the following expressions have the meaning set out below:

1. Depositary - depositary bank which issued Depositary Receipts under depositary agreement with the Company
2. Depositary Receipts - depositary receipts issued by Depositary, each representing shares of the Company
3. Law on Public Trading of Securities - Polish Law on Public Trading of Securities dated 21 August, 1997 (Official Journal of Bills No 118, item 754 with the later amendments)
4. The Chairman - the chairman of General Meeting of Shareholders
5. Supervisory Board - the supervisory board of the Company
6. Constitution - present Constitution approved and passed by General Meeting of Shareholders
7. The Articles of Association - the Articles of Association of the Company
8. General Meeting of Shareholders - General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A.
9. Participant of General Meeting of Shareholders - shareholder or his representative authorised to participate in General Meeting of Shareholders
10. The Management Board - the management board of the Company

§ 3
[Register of shareholders]

1 Register of shareholders authorised to participate in General Meeting of Shareholders is prepared and signed by the Management Board

2 The Register should include:

a. first and last names or names of companies authorised to participate in General Meeting of Shareholders,

b. their addresses, however private persons can provide an address for service instead of home address,

c. number and kind of shares as well as a number of entitled votes.

3 While preparing the Register defined in 1 and 2 the Management Board takes into account restrictions and limitations of the voting law as defined in § 7 item 11 of the Company's Articles of Association

4 Shareholders being at the same time the owner of Depositary Receipts has the right to exercise up to 10 per cent of all votes under these shares which after their issuance upon Depositary Receipts would together with real shares entitle to exercise up to 10 per cent.

5 The owner of Depositary Receipts upon which, if changed into shares, he is entitled to exercise up to 10 per cent of all 'votes at the Meeting and being at the same time a shareholder is not entitled to exercise votes upon these shares.

6 Exercising votes by dependent entity should be understood as if it were exercised by dominant entity as defined by the Law on Public Trading of Securities.

7 In case the Management suspects that the voting right of a shareholder ought to be limited due to violation of art. 147, 149 or 150 of the Law on Public Trading of Securities, or due to hiding relations or dependence between or among shareholders, the Management Board should take action aiming at explaining and clarifying the case, notifying the shareholders of the above whom the case concerns; the Management Board may also address competent administrative bodies or court to identify a number of votes to which shareholder or shareholders are entitled.

8 The Register of shareholders will be available at the principle office of the Management Board three working days prior directly to the day of General Meeting of Shareholders from 8.00 a.m. to 3 p.m. The Register will also be available during the Meeting.

§ 4

[Opening of General Meeting of Shareholders]

1. General Meeting of Shareholders is to be opened by the Chairman of the Supervisory Board or his deputy. In case of their absence, the Meeting will be opened either by the President of the Management Board or a person appointed by the Management Board.
2. The person opening General Meeting of Shareholders can make all order and regulatory decisions necessary to open General Meeting of Shareholders.
3. The person opening General Meeting of Shareholders informs that a notary present at the Meeting will be taking minutes of General Meeting of Shareholders.
4. *A person opening the General Meeting should procure an immediate election of the chairman of the meeting, and should refrain from any substantial or formal decisions.*

§ 5

[Appointment of the Chairman]

1. The Chairman is to be appointed from among the participants of General Meeting of Shareholders
2. Every participant of General Meeting of Shareholders has the right to propose one candidate for the Chairman. The candidates will be enlisted after their prior agreement.
3. "The Chairman is voted in a secret ballot. Each candidate is voted separately and in alphabetical order. This candidate who receives the biggest number of "for" votes is appointed Chairman, with the restriction that the Chairman appointment resolution should be passed with an absolute majority of votes."
4. The person opening General Meeting of Shareholders supervises the voting and announces its results. After this he/she hands over the chair to the Chairman

§ 6

[The Chairman's Competence]

1. *The chairman of the General Meeting conducts the meeting according to the agenda and Regulations of the General Meeting. The chairman ensures an efficient conduct of the meeting and observance of the rights and interest of all shareholders. The chairman should counteract, in particular, the abuse of rights by the participants of the meeting and should guarantee that the rights of minority shareholders are respected.*
2. The Chairman of General Meeting of Shareholders is in particular responsible for :
   a) smooth and correct progress of the Meeting and voting,
   b) serious discussion at the Meeting,
   c) giving the floor to a speaker,
   d) ordering of voting, supervising its proper progress, signing all the documents with the voting results and announcing such results,
   e) *ordering breaks in the session; ordered breaks cannot be aimed at hindering the exercise of the rights by the shareholders,*
   f) giving appropriate instructions to keep order in the Meeting room,
   g) covering the entire agenda
   h) explaining and settling all doubt-arising points and regulations.
3. Should the need arise the Chairman can appoint a participant of General Meeting of Shareholders a Secretary of General Meeting of Shareholders to help the Chairman with his duties and responsibilities.
4. *The chairman signs the minutes of the General Meeting immediately after the written statement is recorded in the minutes by the notary.*
5. *The chairman can resign from his function only because of crucial reasons.*

§ 7

[Taking the roll of participants]

1. Immediately after his appointment the Chairman of General Meeting of Shareholders signs the roll of participants of the Meeting including a number of shares owned by each participant and a number of votes to be exercised upon these shares.
2. The following steps should be taken while taking the roll:
   a) check whether a shareholder is entitled to participate in General Meeting of Shareholders,
   b) check shareholder or his representative's ID,
   c) *to check the regularity of the power of attorney or another document confirming the right to represent a shareholder at a General Meeting; it is presumed that a written document confirming the right to represent a shareholder at a General Meeting is in conformity with the law and does not require any additional confirmations and acknowledgements unless its authenticity or validity raises doubts by the company's management board or the chairman of the General Meeting,*
   d) obtain shareholder or his representative's signature on the roll,

e) provide shareholder or his representative with a magnetic voting card or other voting mean or device

3. Appeals concerning entitlement to participate in General Meeting of Shareholders are to be addressed to the Chairman.
4. Following a motion of shareholders having one tenth of the initial capital represented at the General Meeting of Shareholders, the register of participants should be checked by a specially appointed commission made of at least three members. Proposers of such motion have a right to appoint one member of this commission.
5. Every participant of the General Meeting of Shareholders has a right to propose one candidate to be included in the minutes. The proposed candidates shall be enrolled on the list of candidates after their prior agreement.
6. Candidates are voted in a secret ballot. Each candidate is voted separately and in alphabetical order. Candidates who received the biggest number of "for" votes are appointed, with the restriction that the appointment resolution should be passed with an absolute majority of votes.
7. The roll is available by the time General Meeting of Shareholders is closed. Persons responsible for making the roll are obliged to complete the roll with names and number of relevant shares each time before particular voting.
8. After signing the roll the Chairman affirms legality of calling for General Meeting of Shareholders and legal ability of the Meeting to make resolutions. Then, the Chairman presents the agenda and orders appointment of the Vote Counting Commission.

§ 8

[Appointment of the Vote Counting Commission]

1. The Commission is made of 3 persons appointed by General Meeting of Shareholders.

1a Candidates to the Vote Counting Commission are proposed by the Chairman and voted en block in a secret voting. Resolutions regarding election should be passed with an absolute majority of votes. Upon the request of any participant of the General Meeting of Shareholders the election of the Vote Counting Commission follows the procedure as defined below."

2. Every participant of General Meeting of Shareholders has a right to propose one candidate. The candidates will be enlisted after their prior agreement.
3. The way the candidates are voted proceeds in alphabetical order. Each candidate is voted separately in a secret ballot. The candidates who receive the biggest number of "for" votes are appointed the members of the Commission, with the restriction that the appointment resolution should be passed with an absolute majority of votes.
4. The Commission is responsible for supervising proper and right voting, counting the votes and forwarding the results to the Chairman.
5. In case of stating incorrectness in voting, the Commission is obliged to immediately notify the Chairman of such incorrectness and, at the same time, make a motion concerning further course of action.
6. Documents with results of particular voting are to be signed by all members of the Commission and the Chairman.
7. Decisions concerning an appointment of the Vote Counting Commission come into

effect at the General Meeting of Shareholders directly following the Meeting during which this Regulation was passed.

§ 9

[Participation of the Management and Supervisory Board members as well as other persons in the Meeting]

1. No invitation is required for members of the Management and Supervisory Board (also non-shareholding members) to participate and take the floor at the General Meeting of Shareholders. Those members of the Management Board and the Supervisory Board, whose mandates expired before the date of the General Meeting of Shareholders and who were in office in a year for which the financial report and the Management Board's performance report are subject to approval by this ordinary General Meeting of Shareholders, can participate in this ordinary General Meeting of Shareholders.
2. Other persons can participate at General Meeting of Shareholders on condition that they were invited by the body calling for General Meeting of Shareholders or let in by the Chairman. Such persons can in particular be auditors, legal and financial advisors or employees of the Company.
3. For every General Meeting of Shareholders the Management Board is obliged to assure an independent expert in commercial code.
4. *Members of the Management Board and the Supervisory Board and the expert auditor of the company should, within their powers and to the extent necessary for the settlement of issues discussed by the General Meeting, provide the participants of the meeting with explanations and information concerning the company. Giving the answers for the General Meeting's attendees' questions should be done in respect that the information is executed according to the trading law and the amount of information cannot be given in other manner than this which follows from the trading law.*

§ 10

[Proceedings Progress at the Meeting]

1. *The General Meeting can pass the resolution concerning the removal of an item from the agenda or changing the sequence of the agenda. A resolution concerning removing an issue placed on the agenda can only be passed if it is supported by crucial and matter-of-fact reasons. A motion in this respect should be accompanied by a detailed justification. A resolution to remove an item from the agenda can be passed only by consent or at the request of the shareholder who demanded this item to be included in the agenda.*
2. Having presented particular points the Chairman opens discussion giving the floor to speakers in the order they applied. If General Meeting of Shareholders agrees a few points in agenda can be discussed simultaneously.
3. Members of the Management and Supervisory Board as well as invited experts can be given the floor by the Chairman without waiting for their turn.
4. The floor can only be taken with regard to points in agenda and currently discussed.
5. With regard to points in agenda every shareholder has the right to deliver 5-minute speech and 3-minute reply. The Chairman can limit this time to 3 and 2 minutes,

respectively.

6. *After adopting the resolution, the shareholder, who makes an objection to this resolution, is entitled to concisely present the reasons for his objection.*

§ 11

[Suggesting changes]

1. Participants of General Meeting of Shareholders have the right to introduce proposals of supplementation and changes to draft resolutions in the agenda - by the time of closing the discussion over the point in agenda concerning this draft resolution to which such proposal referred.
2. Proposals - separately for each draft resolution - together with short justification should be presented in writing to the Chairman and should include the first and last name of the person introducing these proposals.

§ 12

[Matter of routine]

1. In case of matter of routine the Chairman can give the floor to a speaker without waiting for his turn. Proposal concerning matter of routine can be made by any participant of General Meeting of Shareholders.
2. Proposals concerning progress of the Meeting and voting are understood and considered proposals regarding matter of routine, and these include in particular:
   a) limitations, adjournment of discussion
   b) closure of discussion
   c) setting limits on speeches,
   d) manner of running the Meeting,
   e) ordering break during the Meeting,
   f) order of covering points in the Agenda,
   g) order of passing proposals
3. Proposal concerning matter of routine is put to the vote by the Chairman.

§ 13

[Voting]

1. Voting is public and open except cases as listed in point 2.
2. Voting is secret if:
   a) it considers appointment or dismissal of members of the Company's authorities or liquidators,
   b) it considers proposals to call members of the Company's authorities or liquidators to account,

c) it considers personal matters,.

d) only one participant of General Meeting of Shareholders wishes so

3 After closing the discussion over each point in agenda, prior to starting the voting, the Chairman announces suggested proposals and sets the order in which these proposals will be voted. Voting proceeds with order of making the proposals.

4 Voting is executed with the use of computer system securing voting in accordance with the number of shares and preventing disclosure of particular votes in case of secret voting.

§ 14

[Appointment of Supervisory Board]

1. Prior to the beginning of Supervisory Board appointment, the General Meeting on the motion of the Chairman each time determines the number of Board members, among that the number of members meeting the requirements stated in § 8 item 5 of the Articles of Association - not less than two such members. The General Meeting appoints all the members of the Supervisory Board with the exception of the member appointed by the Sate Treasury Office.

2. The appointment of Supervisory Board starts with the appointment of the Supervisory Board chairman which is followed by the appointment of the Board members meeting the requirements stated in § 8 item 5 of the Articles of Association and finally other members.

3. Every participant of the General Meeting has the right to propose candidates for both the chairman and other members. The candidates for the Supervisory Board chairman and the members are proposed to the minutes with their short justification. The candidates for the members meeting the requirements stated in § 8 item 5 of the Articles of Association are proposed together with the written statement of the candidate notifying that he/she meets such requirements.

4. The proposed candidates are enlisted onto three separate candidate rolls, that is for the Supervisory Board Chairman, members meeting the requirements stated in § 8 item 5 of the Articles of Association and other members of the Supervisory Board. A candidate is enlisted after his prior consent to do so in writing, submitted to the Chairman or after his verbal declaration to the minutes stating his consent to be a candidate and that he meets the requirements stated in art. 18 of the Code of the Commercial Companies.

5. The Chairman in the alphabetical order prepares the lists of the proposed candidates to the Supervisory Board.

6. The voting for all Supervisory Board members is secret and each candidate is voted separately in alphabetical order, individually within a range of each list of candidates.

7. The candidate with the biggest number of „for" votes is appointed the Chairman of the Supervisory Board. The candidates appointed members of the Supervisory Board are those who within their lists, mentioned in item 4 of this paragraph, received consecutively the biggest number of „for" votes within the number of the Supervisory Board members specified according to item 1 of this paragraph. Resolutions regarding appointments of the Chairman and other members of the Supervisory Board are passed with an absolute majority of votes.

8. In case approved candidates to the Supervisory Board receive the same number of votes, or do not receive required absolute majority of votes, the Chairman orders by-voting. The candidate with the biggest number of „for" votes is appointed, provided that the requirement of the absolute majority of votes is applied and respected.

§ 14a

[Group voting on the election of the members of the Supervisory Board]

1. *In case of a group voting on the election of the members of the Supervisory Board the contents of both no 8 § item 2 point 1and item 5 of the Company's Articles of Association do not apply.*

2. *The number of the supervisory board's members newly elected by means of separate groups voting equals the number of the supervisory board members who are being replaced as a result of this election. The change to the number of the composition of the supervisory board before or during the group election is inadmissible.*

3. *The chairman of the Meeting calls group elections. He/she announces on the plea of the attendance list the number of shares required to form a group. Then, he/she calls an adjournment to allow time to set up groups. The shareholders can inquire into the attendance list during the adjournment.*

4. *Establishment of the aforementioned group is understood as ascertainment of its composition and the appointment of its chairman. The chairmen of the formed groups submit a written, certified by the shareholders or their deputies' message including the following information:*

   a) *The indication of the chairman of a group,*

   b) *Applications for the members of the groups. These offers should comprise the number of shares in possession of an individual shareholder.*

   The shareholder can change his/her decision regarding his/her affiliation to a group only with regard to the elimination of the incorrectness which item 5 describes.

5. *The chairman of the General Meeting of Shareholders checks if the groups were formed according to the regulations. In case of incorrectness concerning especially the participation of a shareholder in more than one group or in case of lack of signatures or if the number of the members of the groups is too small, the chairman calls an additional adjournment to allow time to eliminate all these incorrectness. The elimination means change, supplementation or lodging of a new declaration*

concerning the constitution of a group or groups. The chairman himself corrects the unlawfulness regarding the number of the shares declared by a shareholder if it does not affect the election of a member of a supervisory board.

6. *If all the regulations were complied with the chairman of the General Meeting of Shareholders announces the list of groups together with their members, the number of the supervisory board members to be elected by each group and the order of voting. The order of voting is alphabetical taking into account surnames of the chairmen of the groups. In case when two of the chairmen share the same surname than they will draw lots. Improperly formed groups or improper registration on the lists of groups are (with the restriction of item 8) not announced by the chairman of the General Meeting of Shareholders.*

   One can appeal against the decision of a chairman to the General Meeting.

7. *One group, which has not voted yet, can join another, being in a process of voting group just after the opening of the sitting of the latter group. The joinder of groups must be done by means of the decision given by both of the chairmen of the groups and when every member of both of the groups gives its assent to the joinder. The joinder aims at making joint choice by both of the groups. If after the joinder the joint groups are vested the right to elect more members of the supervisory board than the sum of their individual/separate powers, the chairman corrects his/her previous announcement.*

8. *In case when a shareholder enrolls to more than one group and this incorrectness has not been removed during the additional adjournment or it has been overlooked, the shareholder can vote only in the group which votes first in alphabetical order. The shares in possession of the shareholder are omitted while determining the number of the members of other groups on list of which he/she has entered his/her name.*

9. *The chairman of the General Meeting of Shareholders gives orders for the sittings in the groups and the voting of the groups to be started. The chairmen of individual groups administer the sitting and the voting of their groups. The sitting and the voting takes place in the place where the General Meeting of Shareholders is held. All of the participants of the General Meeting of Shareholders can be present in the room where the General Meeting of Shareholders takes place. The chairman of a group can call up to a 15 minute adjournment to allow time to make a confidential agreement by the members of his/her group. The group can withdraw from taking part in voting on condition that no one from the group raises an objection to this. The resignation from participation in the voting can be done only directly after the opening of the sitting of a group or after this up to 15 minute adjournment called by its chairman.*

10. *The rights of chairmen of groups, the way conducting the sittings of groups and the way voting adheres to the rules and regulations concerning the position of the chairman of the General Meeting of Shareholders, the way conducting the Meeting and the way voting during the General Meeting of Shareholders (in the first place it concerns the rules regarding the election of the members of the Supervisory Board). One share equals one vote irrespective of any statutory restrictions or privileges.*

    The group can discharge its chairman by way of making the decision of the majority of the members of the group or the group can accept his/her resignation and it can elect new chairman. All this must be done during the sitting of the group. The

chairmen of the joint groups are in collective charge unless one of them resigns.

11. *In case the group voting has not resulted in appointing all of the members of the Supervisory Board, the chairman of the General Meeting of Shareholders calls an additional election concerning only the not filled up positions. One adheres general rules to the way of conducting the additional election but one share equals one vote irrespective of any statutory restrictions or privileges. The General Meeting of Shareholders elect from the new members of the Supervisory Board, under the above mentioned process, the chairman of the Supervisory Board.*

    Only the shareholders who have not enrolled to one of the groups which have elected the member of the supervisory board can participate in the aforementioned elections. If all of the shareholders belonged to one of the formed groups than one calls plenary elections.

§ 15

[Closure of General Meeting of Shareholders]

Having covered the Agenda the Chairman of General Meeting of Shareholders announces closure of the Meeting.

§ 16

[Minutes of the Meeting]

1. Proceedings of General Meeting of Shareholders are recorded by the notary. The minutes of the Meeting should affirm the legality of calling for General Meeting of Shareholders and affirm the Meeting's legal ability to pass resolutions. The minutes should also include suggested proposals and motions, passed resolutions, number of votes given for particular resolutions as well as objections. Evidence of calling for General Meeting of Shareholders together with register signed by participants should be attached to the minutes of the Meeting.
2. *At the request of a participant in the General Meeting, his written statement is recorded in the minutes.*

RESOLUTION No

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 5 August 2004

regarding insurance conditions of the Supervisory Board members

§1

The Extraordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. decides to authorize the Management Board of PKN ORLEN to select the insurer according to the valid procedures in PKN ORLEN and to enter with the selected insurer into an insurance agreement of civil liability in connection with acting as a member of the Supervisory Board of PKN ORLEN.

§2

The resolution takes immediate effect.

RESOLUTION No

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 5 August 2004

regarding changes of the principles of remuneration for Supervisory Board members

§1

According to the Corporate Governance Rules accepted by the Ordinary General Meeting of Shareholders of PKN ORLEN in particular the rule number 27 regarding to the principles of the remuneration of the supervisory members in public traded companies, the Extraordinary General Meeting of Shareholders of PKN ORLEN acting under Article 392, § 1 of the Commercial Companies Code and with respect to § 7, pt. 7, item 4 of the Articles of Association, decides upon the following principles of remuneration by evading of the resolution no 16 of the Extraordinary General Meeting of Shareholders of the Company as of January 10, 2001 and adopting the following principles of remuneration for Supervisory Board members of Polski Koncern Naftowy ORLEN S.A.:

1. Monthly remuneration for the members of the Supervisory Board at a level of
   - 4.2 times for the Chairman and
   - 3.3 times for the other members

   equal to the average monthly salary in PKN ORLEN calculated as for the quarter before the time of payment from Personal Remuneration Fund excluding payments due to annual award, the awards with a special nature accepted by the Management Board (i.e. holiday award), annual bonuses for the managing directors of the 1st level, cost cutting programme, compensations, equivalents, severance pay and statutory compensation and compensations as a result of internal Company's obligations.

2. The member of the Supervisory Board is entitled to such payment, as described in item 1 above, regardless of the number of meetings called.
3. The member of the Supervisory Board is not entitled to such payment for the month in which the member was absent without justification from all the meetings. The member's absence can be justified or not through the resolution of the Supervisory Board.
4. Payment described in item 1 above is calculated proportionally to the number of days of holding the position in cases where an appointment or recall is made in the middle of the month.
5. Payment described in item 1 above will be paid in arrears, by the 20th day of the month following that for which it is due.
6. Payment charges the Company account.
7. According to the private person income tax bill dated July 26, 1991 (Journal of Bills No 14 of the year 2000 item 176 with the latter amendments), the Company calculates and deducts in advance money for the income tax from the payments due to the Supervisory Board members.
8. The members of the Supervisory Board are entitled to receive payment described in items 1-7 above starting from the first day of the month after approval of the above principles by the Ordinary General Meeting of Shareholders of PKN ORLEN.

§2

The resolution takes immediate effect.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Registration of a new company
Released	15:41 16-Jul-04
Number	9451A

PKN ORLEN SA
SEC File
82-5036

Regulatory announcement no 56/2004 dated 16th July 2004

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, informs of the registration on 14 July 2004 of the company Plocki Park Przemyslowo-Technologiczny Spolka Akcyjna ("the Company") based in Plock by a District Court in Warsaw (Poland).

PKN ORLEN owns 50% of shares in the initial capital of the Company, i.e. 50,000 preference shares series "A" with a par value of PLN 10 each, representing 50% of votes of the general meeting of shareholders. The shares were covered before the registration by a cash contribution from PKN ORLEN of PLN 200,000. The rest of the amount i.e. PLN 300,000 will be paid until 31 December 2004.

The Company specialises in:

- managing and directing business activity;
- activity connected with holding management;
- consulting on business activity and management;
- settling, selling and purchasing of properties on its own account.

Every share gives the holder the right to two votes at the General Meeting of shareholders.

The remaining 50% of preference shares in the initial capital of the Company is owned by a legal entity named "Miasto Plock" (municipal borough Plock).

The cash contribution was financed from PKN ORLEN's equity.

The investment in the Company is a long term one.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in

Poland.

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re: An action at law
Released	15:40 26-Jul-04
Number	2278B

PKN ORLEN SA
SEC File
82-5036

Regulatory announcement no 57/2004 dated 26th July 2004

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby announces that on 2 July 2004 the following shareholders: Kulczyk Holding S.A. based in Warsaw; Euro Agro Centrum S.A. based in Warsaw; and Bengodi Finance S.A. based in Warsaw; brought an action at law to the District Court in Warsaw regarding the invalidity of resolution no 1 of the Ordinary General Meeting of Shareholders of PKN ORLEN dated 28 June 2004 including the motion for securing the claims. Resolution no 1 is as follows:

RESOLUTION No 1
OF THE
GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 28 June 2004

regarding amendments to the Articles of Association of PKN ORLEN in the version including a proposal by a shareholder – State Treasury amendment, which is in accordance with the motion made by a shareholder - Nafta Polska S.A.

§ 1

Pursuant to art. 430 § 1 of the Code of Commercial Companies, the Ordinary General Meeting of Shareholders of PKN ORLEN hereby makes the following amendments to the Articles of Association of PKN ORLEN:

1. **§ 7 item 11 as below:**

"The voting rights of the Company's shareholders are restricted in such a way that at the General Meeting of Shareholders none of them can exercise more than 10% of the total votes existing in the Company as of the day when the General Meeting of Shareholders takes place, with the restriction that for the purpose of establishing principles for persons

buying significant shareholdings stated in the Law on Public Trading of Securities such restrictions concerning voting rights do not exist. The above-mentioned voting right restriction does not concern Nafta Polska S.A., the State Treasury and depository bank which, on the basis of the agreement between the bank and the Company, has issued depository receipts in connection with the Company's shares (in case this entity exercises its voting right from the Company's shares). For the purposes of this item the voting rights exercised by the dependent entity is understood as an exercise of voting rights by the dominant entity as stated in the Law on Public Trading of Securities, and for the counting of votes to which a shareholder is entitled the number of votes per share is added to the number of votes per share a shareholder would have if his GDR were exchanged for shares."

To be replaced with the following:

"The voting rights of the Company's shareholders are as follows:

1. *The voting rights of those of the Company's present and new shareholders, who bought or came into possession of the Company's shares after the introduction of the changes to the Company's Article of Association at the General Meeting of Shareholders dated 28 June 2004, are restricted in that the shareholder who, after buying or coming into possession of the Company's shares, has more than 20% of the total number of votes of the Company, cannot exercise more than 20% of the total votes of the Company as of the day when the General Meeting of Shareholders takes place, with the restriction that for the purpose of establishing the duties for those people who buy significant shareholdings as stated in the Law on Public Trading of Securities such restrictions concerning voting rights do not mean an exemption from duty.*
2. *If those shareholders, who on the day of the introduction of the changes to the Articles of Association as mentioned in point no 1 are in possession of more than 20% of the total number of the votes of the Company, and are thus entitled to exercise more than 20% of the total number of votes of the Company, buy or take over new shares after the above mentioned day, than they are entitled to exercise the voting rights only equivalent to the number of shares which does not extend the number of votes to which they are entitled on 28 June 2004.*
3. *As of the day of coming into operation of the normative regulation which ensures a proper protection of the interests of the State Treasury as far as the companies which are of significance for the Polish market are concerned, but no later than 30 June 2005, the voting right of the shareholders of the Company is limited so that a shareholder, irrespective of the day of coming into possession of the shares, cannot exercise during the General Meeting of Shareholders more than 20 % of the total number of votes of the Company as of the day when the General Meeting of Shareholders takes place.*
4. *For the purposes of the above mentioned points no 1-3, the voting right exercised by the dependent entity is understood as an execution of voting rights by the dominant entity as stated in the Law on Public Trading of Securities, and for the counting of votes to which a shareholder is entitled the number of votes per share is added to the number of votes that would have been obtained by a shareholder if his GDRs were exchanged for shares.*
5. *The change of this item requires the passage of a resolution by the General Meeting of Shareholders with a majority of 80% of the given votes."*

About PKN ORLEN

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system which includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Assent to the sale of Flexpol
Released	15:43 27-Jul-04
Number	2731B

PKN ORLEN SA
SEC File
82-5036

Regulatory announcement no 58/2004 dated 27 July 2004

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that the Polish Office for the Protection of Competition and Consumers ("UOKiK") gave its approval for the sale of shares in Flexpol Sp. z o.o. ("Flexpol"), which has its registered office in Plock, to an investor. PKN ORLEN and Kety Group concluded a preliminary contract regarding the sale of Flexpol's shares to the investor on 21 April 2004.

The preliminary contract was for the sale of all 9,600 shares in Flexpol representing 40% of Flexpol's initial capital.

The approval of the Polish Office for Protection of Competition and Consumers was one of the conditions of the above mentioned preliminary contract.

(see also regulatory announcement no 24/2004 dated 22 April 2004)

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re.: The sale of Flexpol
Released	15:38 28-Jul-04
Number	3253B

Regulatory announcement no 59/2004 dated 28 July 2004

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that on 28 July 2004 it sold all of its 9,600 shares in Flexpol Sp. z o.o. ("Flexpol"), based in Plock, to Przedsiebiorstwa Produkcyjno-Handlowego Gasior Sp. z o.o. ("PPH Gasior") based in Bydgoszcz. These shares had a par value of PLN 500, representing 40% of the initial capital of Flexpol and the same number of votes at the general meeting. The book value of the shares is PLN 4,800,000. The sale price is PLN 7,200,000.

The sale was executed under a promissory contract signed between PKN ORLEN, Kety Group and PPH Gasior on 28 July 2004. The above mentioned contract took place as a result of the fulfilment of the preliminary contract *(see also regulatory announcement no 24/2004 dated 22 April 2004)*.

There is no relationship between the managing or supervising persons of PKN ORLEN and the managing or supervising persons of PPH Gasior.

The promissory contract in respect of the sale of Flexpol's shares was concluded as a result of the fulfilment of the last condition included in the preliminary contract, i.e. the sale by PKN ORLEN to PPH Gasior of both the devices/installation rented by Flexpol from PKN ORLEN for a price of PLN 26,108,000 and the real estate/property partially rented by Flexpol from PKN ORLEN for the price of PLN 12,932,000.

Flexpol specialises in bi-orientated polypropylene film production (OPP, BOPP).

Flexpol has paid a dividend of PLN 3 million to the current shareholders, of which PKN ORLEN received PLN 1.2 million.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that

includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	New President of PKN ORLEN
Released	07:00 29-Jul-04
Number	3482B

PKN ORLEN SA
SEC File
82-5036

Changes in the composition of the Management Board and Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

Regulatory announcement no 60/2004 dated 29 July 2004

On 28 July 2004 Mr. Zbigniew Wrobel resigned from position of the President (member) of the Management Board of Polski Koncern Naftowy ORLEN Spolka Akcyjna. The resignation of Mr Wrobel is effective from the moment of appointment by the Supervisory Board of Polski Koncern Naftowy ORLEN S.A. of the new President of the Management Board of the Company.

Today, Supervisory Board of Polski Koncern Naftowy ORLEN S.A. adopted resolution on appointment of Mr. Jacek Walczykowski for the position of President (member) Management Board of Polski Koncern Naftowy ORLEN S.A. Today Mr. Jacek Walczykowski resigned from the position of Vice-Chairman and member of the Supervisory Board PKN ORLEN S.A. and Vice-President and member of the Management Board of Nafta Polska S.A.

Mr. Jacek Walczykowski, 50 years old, up-to-date Vice-President of the Management Board of Nafta Polska S.A., graduated from Warsaw University, Faculty of Law and Administration in 1978. Mr. Jacek Walczykowski, completed post-graduate study in Industrial Property Protection at the Adam Mickiewicz University in Poznan, Faculty of Law and Administration (1981). He also passed the judical (1984) and counsellor (1985) legal training exam.

The professional carrier of Mr. Jacek Walczykowski was as follows:

March - July 2004	Nafta Polska S.A., Vice-President of the Management Board
1979-2002	Legal advisor - Elektrim S.A.
	Supervisory Board Secretary - Elektrim S.A.
	Vice-President of the Management Board of Elektrim S.A.
1987 -1999	Legal advisor's law office,
	President of the Management Board of Carcom Warszawa Sp. z o.o.

President of the Management Board of Elektrim – Telekomunikacja Sp. z o.o.

Mr. Jacek Walczykowski was member of the supervisory boards of the following companies:

2000 – 2002	Polska Telefonia Cyfrowa GSM Sp. z o.o.
	Gielda Energii S.A.
	Dom Maklerski Penetrator S.A.
1993 – 2002	Zespol Elektrowni PAK S.A. in Koninie
	Mostostal Warszawa S.A.
	Elektrim –Telekomunikacja Sp. z o.o.
	El-Net S.A
	Bydgoska Fabryka Kabli in Bydgoszcz
	Elektrim Kable S.A
October 2003 - March 2004	Tele-Fonika S.A. in Myslenice.
April - July 2004	Naftobazy Sp. z o.o.
April - July 2004	PKN Orlen S.A.

Since 2000, up-to-date, Mr. Jacek Walczykowski is Vice-President and arbitrator of the Arbitration Court at the National Chamber of Commerce in Warsaw.

Mr. Jacek Walczykowski is not involved in any activity competitive with activity of PKN ORLEN S.A. and is not partner in any competitive partnership or company. Mr. Jacek Walczykowski is not a member of any board of any competitive capital company.

Mr. Jacek Walczykowski is not recorded in the register of the Insolvent Debtors kept on the basis of the Act on National Court's Register

About PKN ORLEN S.A.

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	ORLEN Transport Lublin sale
Released	16:15 30-Jul-04
Number	4648B

Regulatory announcement no 61/2004 dated 30 July 2004

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that on 29 July 2004 it sold all of its 31,845 shares in ORLEN Transport Lublin Sp. z o.o. ("ORLEN Transport Lublin") to Nijman Zeetank International Transport Sp. z o.o. ("NZI Transport") based in Sandomierz (Poland). These shares had a par value of PLN 500, representing 98.45% of the initial capital of ORLEN Transport Lublin and the same number of votes at the general meeting. The book value of the shares is PLN 15,922,490 as of 29 July 2004. The sale price is PLN 16,000,000.

The remaining 1.55% of shares in the initial capital of ORLEN Transport Lublin is owned by former and present employees.

The transaction was concluded under a transfer agreement between PKN ORLEN and NZI Transport dated 2 April 2004, and follows the fulfilment of all of the conditions, including the approval of the Polish Office for the Protection of Competition and Consumers, the Ministry of the Interior, and the Administration of the Republic of Poland. Completion also required confirmation of the non execution of their pre-emptive rights by the remaining shareholders of ORLEN Transport Lublin.

There is no relationship between the managing or supervising persons of PKN ORLEN and the managing or supervising persons of NZI Transport.

ORLEN Transport Lublin delivers fuels to 165 of PKN ORLEN's petrol stations.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Gurantee-ORLEN Deutschland
Released	16:21 02-Aug-04
Number	5215B

PKN ORLEN SA
SEC File
82-5036

Regulatory announcement 62/2004 dated 2 August 2004

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that on 29 July 2004 it issued guarantee letters to Zurich Versicherung AG to secure the liabilities of ORLEN Deutschland GmbH. The EUR 20m liabilities come out of ORLEN Deutschland's fuel trading operations.

The guarantee letter is valid till 31 January 2005.

PKN ORLEN holds 100% stake in ORLEN Deutschland GmbH

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Wieczorkiewicz's resignation
Released	15:45 05-Aug-04
Number	6838B

PKN ORLEN SA
SEC File
82-5036

Regulatory announcement no 63/2004 dated 5th August 2004

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that it has today received a note informing it that on 5 August 2004 Mr Andrzej Wieczorkiewicz resigned from his position as a member of the Supervisory Board of PKN ORLEN.

Mr Wieczorkiewicz has not provided the reasons of his resignation.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Resolutions after EGMs
Released	16:03 05-Aug-04
Number	6859B

Regulatory announcement no 64/2004 dated 5th August 2004

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby announces the resolutions passed by the Extraordinary General Meeting of Shareholders of PKN ORLEN on 5th August 2004.

RESOLUTION No 1
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 5 August 2004

regarding appointment of the Chairman of the Extraordinary General Meeting of Shareholders

Acting under Article 409, § 1 sentence 1 of the Code of Commercial Companies and with respect to § 5 of the regulations of the General Meeting of Shareholders of PKN ORLEN S.A., the Extraordinary General Meeting of Shareholders of PKN ORLEN S.A. hereby elects Mr Jozef Palinka to the position of the Chairman of the Meeting of Shareholders.

The resolution was passed in a secret ballot.

RESOLUTION No 2
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 5 August 2004

regarding the change of the Agenda

§ 1

The Extraordinary General Meeting of Shareholders of PKN ORLEN hereby decides to change the Agenda of the Extraordinary General Meeting of Shareholders of PKN ORLEN by removing from the Agenda the point 9 as follows: "Passing of a resolution concerning insurance conditions of the members of the Supervisory Board of PKN ORLEN and changes to the principles of remuneration of the Supervisory Board of PKN ORLEN according to the approved corporate governance rules".

§ 2

The resolution takes immediate effect.

RESOLUTION No 3

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 5 August 2004

regarding the Agenda of the Extraordinary General Meeting of Shareholders

The Extraordinary General Meeting of Shareholders of PKN ORLEN hereby approves the following Agenda of the Meeting:

1. Opening;
2. Election of the Chairman of the Meeting;
3. Affirmation of the legality of the Meeting;
4. Approval of the Agenda;
5. Election of the Vote Counting Commission;
6. Passing of a resolution concerning approval for sale or lease of a self-operating part of the Company;
7. Passing of a resolution concerning changes in the Supervisory Board of PKN ORLEN;
8. Passing of resolutions concerning changes to the Regulations of the General Meeting of Shareholders of PKN ORLEN;
9. Closure of the General Meeting of Shareholders.

RESOLUTION No 4

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 5 August 2004

regarding election of Ms Aneta Berdys to the Vote Counting Commission

Acting under § 8 of the Regulations of the General Meeting of Shareholders of PKN ORLEN, the Extraordinary General Meeting of Shareholders of PKN ORLEN hereby appoints Ms Aneta Berdys to the Vote Counting Commission.

The resolution was passed in a secret ballot.

RESOLUTION No 5

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 5 August 2004

regarding election of Mr Bartosz Nowicki to the Vote Counting Commission

Acting under § 8 of the Regulations of the General Meeting of Shareholders of PKN ORLEN, the Extraordinary General Meeting of Shareholders of PKN ORLEN hereby appoints Mr Bartosz Nowicki to the Vote Counting Commission.

The resolution was passed in a secret ballot.

RESOLUTION No 6

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 5 August 2004

regarding election of Natasza Wochowska to the Vote Counting Commission

Acting under § 8 of the Regulations of the General Meeting of Shareholders of PKN ORLEN, the Extraordinary General Meeting of Shareholders of PKN ORLEN hereby appoints Ms Natasza Wochowska to the Vote Counting Commission.

The resolution was passed in a secret ballot.

RESOLUTION No 7

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 5 August 2004

regarding the sale or lease of the property including an amendment proposed by the Management Board

§ 1

Under art. 393, point 3 of the Code of Commercial Companies and with respect to § 7, item 7, point 7 of the Company's Articles of Association, the Extraordinary General Meeting of Shareholders of PKN ORLEN hereby gives its assent to the sale or lease of the property of PKN ORLEN as Wydzial Sciekow i Utylizacji (Sewage and Recycling Division), being an area of sedimentary administration of Wydzial Sciekow i Utylizacji (Sewage and Recycling Division) to the company ORLEN Eko Sp. z o.o., based in Plock, Chemikow 7 street.

§ 2

1. The sale of self-operating part of the Company shall be executed at a market price set in a valuation made by a property / real estate expert, not lower than the net book value of fixed assets of Wydzial Sciekow i Utylizacji (Sewage and Recycling Division) covering sediment area.
2. The lease of the property shall be executed based on a rental equal to 102 per cent of monthly depreciation in case of property currently undergoing depreciation and 10 per cent of monthly depreciation for already depreciated property calculated from the initial value additionally charged with the property tax, a charge for the perpetual usufruct, and cost of utilities. The payment term of a lease rental equates to 30 days.

§ 3

The resolution takes immediate effect.

RESOLUTION No 8

of

THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

of

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 5 August 2004

regarding the removal of member of the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Under § 8, item 2, point 2 of the Company's Articles of Association the Extraordinary General Meeting of Shareholders of PKN ORLEN decides to remove Mr Ryszard Lawniczak from the Supervisory Board of PKN ORLEN.

§2

The resolution takes immediate effect.

The resolution was passed in a secret ballot.

RESOLUTION No 9

of

THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

of

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 5 August 2004

regarding the removal of member of the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Under § 8, item 2, point 2 of the Company's Articles of Association the Extraordinary General Meeting of Shareholders of PKN ORLEN decides to remove Mr Krzysztof Szlubowski from the Supervisory Board of PKN ORLEN.

§2

The resolution takes immediate effect.

The resolution was passed in a secret ballot.

RESOLUTION No 10

of

THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

of

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 5 August 2004

regarding the removal of member of the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Under § 8, item 2, point 2 of the Company's Articles of Association the Extraordinary General Meeting of Shareholders of PKN ORLEN decides to remove Mr Andrzej Studzinski from the Supervisory Board of PKN ORLEN.

§2

The resolution takes immediate effect.

The resolution was passed in a secret ballot.

RESOLUTION No 11

of

THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

of

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 5 August 2004

regarding the removal of member of the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Under § 8, item 2, point 2 of the Company's Articles of Association the Extraordinary General Meeting of Shareholders of PKN ORLEN decides to remove Mr Jan Waga from the Supervisory Board of PKN ORLEN – the Chairman of the Supervisory Board.

§2

The resolution takes immediate effect.

The resolution was passed in a secret ballot.

RESOLUTION No 12

of

THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

of

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 5 August 2004

regarding the removal of member of the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Under § 8, item 2, point 2 of the Company's Articles of Association the Extraordinary General Meeting of Shareholders of PKN ORLEN decides to remove Mr Janusz Zielinski from the Supervisory Board of PKN ORLEN – the Chairman of the Supervisory Board.

§2

The resolution takes immediate effect.

The resolution was passed in a secret ballot.

RESOLUTION No 13

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 5 August 2004

regarding the establishment of the number of members of the Supervisory Board of PKN ORLEN

§ 1

Under § 14, item 1 of the regulations of the General Meeting of Shareholders of PKN ORLEN, the Extraordinary General Meeting of Shareholders of PKN ORLEN establishes 9 - member composition of the Supervisory Board of PKN ORLEN.

RESOLUTION No 14

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 5 August 2004

regarding appointment to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Under § 8 item 4 of the Company's Articles of Association, the Extraordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. decides to appoint Mr Jacek Bartkiewicz to the position of the Chairman of the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§2

The resolution takes immediate effect.

The resolution was passed in a secret ballot.

The shareholders Bengodi Finance S.A. raised an objection to the resolution.

RESOLUTION No 15

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 5 August 2004

regarding the establishment of the number of the independent members of the Supervisory Board of PKN ORLEN meeting requirements of § 8, item 5 of the Company's Articles of Association

§ 1

The Extraordinary General Meeting of Shareholders of PKN ORLEN establishes 2 independent members of the Supervisory Board meeting requirements of § 8, item 5 of the Company's Articles of Association.

§2

The resolution takes immediate effect.

RESOLUTION No 16

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 5 August 2004

regarding appointment to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Under § 8 item 2 point 2 of the Company's Articles of Association, the Extraordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. decides to appoint Mr Krzysztof Lis to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

Mr Krzysztof Lis meets requirements of § 8, Item 5 of the Company's Articles of Association. He also submitted the relevant document.

§2

The resolution takes immediate effect.

The resolution was passed in a secret ballot.

RESOLUTION No 17

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 5 August 2004

regarding appointment to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Under § 8 item 2 point 2 of the Company's Articles of Association, the Extraordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. decides to appoint Mr Ireneusz Wesolowski to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

Mr Ireneusz Wesolowski meets requirements of § 8, Item 5 of the Company's Articles of Association. He also submitted the relevant document.

§2

The resolution takes immediate effect.

The resolution was passed in a secret ballot.

RESOLUTION No 18

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 5 August 2004

regarding appointment to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Under § 8 item 2 point 2 of the Company's Articles of Association, the Extraordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. decides to appoint Mr Raimondo Eggink to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§2

The resolution takes immediate effect.

The resolution was passed in a secret ballot.

RESOLUTION No 19

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 5 August 2004

regarding appointment to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Under § 8 item 2 point 2 of the Company's Articles of Association, the Extraordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. decides to appoint Mr Maciej Kazimierz Gierej to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§2

The resolution takes immediate effect.

The resolution was passed in a secret ballot.

RESOLUTION No 20

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 5 August 2004

regarding appointment to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Under § 8 item 2 point 2 of the Company's Articles of Association, the Extraordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. decides to appoint Ms Malgorzata Okonska - Zaremba to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§2

The resolution takes immediate effect.

The resolution was passed in a secret ballot.

RESOLUTION No 21

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 5 August 2004

regarding appointment to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Under § 8 item 2 point 2 of the Company's Articles of Association, the Extraordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. decides to appoint Mr Piotr Osiecki to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§2

The resolution takes immediate effect.

The resolution was passed in a secret ballot.

RESOLUTION No 22
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 5 August 2004

regarding appointment to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Under § 8 item 2 point 2 of the Company's Articles of Association, the Extraordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. decides to appoint Mr Krzysztof Zyndul to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§2

The resolution takes immediate effect.

The resolution was passed in a secret ballot.

RESOLUTION No 23
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 5 August 2004

regarding amendments to the Regulations of the General Meeting of Shareholders of PKN ORLEN including an amendment proposed by the Management Board and the motion of a shareholder – Bengodi Finance S.A.

§ 1

The Extraordinary General Meeting of Shareholders of PKN ORLEN hereby makes the following amendments to the Regulations of the General Meeting of Shareholders of PKN ORLEN:

1. **in § 4 of the Regulations to add the following item:**

"4. A person opening the General Meeting should procure an immediate election of the chairman of the meeting, and should refrain from any substantial or formal decisions."

2. **§ 6 item 1 replace as the following:**

"1. The chairman of the General Meeting conducts the meeting according to the agenda and Regulations of the General Meeting. The chairman ensures an efficient conduct of the meeting and observance of the rights and interest of all shareholders. The chairman should counteract, in particular, the abuse of rights by the participants of the meeting and should guarantee that the rights of minority shareholders are respected."

3. **§ 6 item 2 sub-point e replace as the following:**

"e. ordering breaks in the session; ordered breaks cannot be aimed at hindering the exercise of the rights by the shareholders"

4. **In § 6 of the Regulations to add following items:**

"4. The chairman signs the minutes of the General Meeting immediately after the written statement is recorded in the minutes by the notary.

5. The chairman can resign from his function only because of crucial reason."

5. **§ 7 item 2 sub-point c replace as the following:**

"c. to check the regularity of the power of attorney or another document confirming the right to represent a shareholder at a General Meeting; it is presumed that a written document confirming the right to represent a shareholder at a General Meeting is in conformity with the law and does not require any additional confirmations and acknowledgements unless its authenticity or validity raises doubts by the company's management board or the chairman of the General Meeting"

6. **In § 9 of the Regulations to add the following item:**

-

"4. Members of the Management Board and the Supervisory Board and the expert auditor of the company should, within their powers and to the extent necessary for the settlement of issues discussed by the General Meeting, provide the participants of the meeting with explanations and information concerning the company. Giving the answers to the General

Meeting's attendees' questions should be done so that the information is executed according to trading law and the amount of information cannot be given in another manner than that which follows from the trading law."

7. **§ 10 item 1 replace as the following:**

"1. The General Meeting can pass the resolution concerning the removal of an item from the agenda or change the sequence of the agenda. A resolution concerning the removal of an issue placed on the agenda can only be passed if it is supported by crucial and matter-of-fact reasons. A motion in this respect should be accompanied by a detailed justification. A resolution to remove an item from the agenda can be passed only by consent or at the request of the shareholder who demanded this item to be included in the agenda."

8. **in § 10 to add the following item:**

"6. After adopting the resolution, the shareholder, who makes an objection to this resolution is entitled to concisely present the reasons for his objection."

9. **The current § 16 to receive the symbol 1 and to add item 2 as bellow:**

"2. At the request of a participant in the General Meeting, his written statement is recorded in the minutes"

§ 2

The resolution comes into effect on the day of passing and is binding from the next General Meeting.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

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Regulatory Announcement

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Changes in Sup. Board
Released	15:42 06-Aug-04
Number	7347B

Changes in the Supervisory Board

Regulatory announcement no 65/2004 dated 6 August 2004

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company today announced that the Extraordinary Meeting of Shareholders on August 5, 2004 dismissed from the Supervisory Board:

1. Jan Waga
2. Ryszard Lawniczak
3. Andrzej Studzinski
4. Krzysztof Szlubowski
5. Janusz Zielinski

From August 5, 2004, the Extraordinary Meeting of Shareholders appointed to the Supervisory Board:

1. Jacek Bartkiewicz
2. Raimondo Eggink
3. Maciej Gierej
4. Krzysztof Lis
5. Ma^{3}gorzata Okonska-Zaremba
6. Piotr Osiecki
7. Ireneusz Wesolowski
8. Krzysztof Zyndul

Mr Jacek Bartkiewicz, age 48, graduated from the Faculty of Economics of the Warsaw School of Economics (SGH). He has a PhD degree in Economic Sciences from the School of Social Sciences.

1978 – 1990	Institute of Political Economics and International Economic Relationships,

1990 - 1994	Director at the Warsaw office of Bank Slaski.
1994 – 1996	Director of the Warsaw Region of Bank Slaski SA.
1996 – 1997	Mr Bartkiewicz became a Board Member of Bank Slaski.
1996	Vice-President of Bank Slaski, which he held until 2001.

Prior to his appointment as CEO of Bank Gospodarki Zywnosciowej in September 2002, he had been the Under-secretary of State at the Ministry of Finance, where he was responsible for the national economy, regional policy and agriculture.

Other posts held by Mr Bartkiewicz:

- Board member of the Polish Banks' Association;
- Vice-Chairman of the Supervisory Board of Silesia Mortgage Bank;
- Vice-Chairman of the Insurance Pension Fund Supervisory Commission, Vice-Chairman of the Banking Supervision Commission and the Chairman of the KUKE S.A. Committee (2001 - 2002).

Currently Mr Jacek Bartkiewicz serves as the CEO at Bank Gospodarki Zywnosciowej.

Mr Raimondo Eggink, age 32, a Dutch citizen permanently living in Poland. He graduated from the faculty of Theoretical Mathematics of the Jagiellonian University. Since 2002 he has been running his own business in the area of consultancy and training. He renders his services to the financial institutions. In 2002-2003 he was a member of the Supervisory Board in Stomil – Olsztyn SA. (a tire company). He is a member of the Supervisory Boards in the following companies:

- Warsaw Stock Exchange
- Wilbo S.A.,
- Mostostal Plock S.A.,
- Swarzedz Meble S.A. (furniture company)
- Perla – Browary Lubelskie S.A. (a brewery)

Mr Eggink was/has been a member of the Management Board, an investment director and lately the President of the Management Board of ABN Amro Asset Management (Poland) SA. He started his career while working for the Warsaw division of ING Bank N.V. in 1995. He has been a certified investment advisor since 1995. In 2000 he was conferred a title of CFA (Chartered Financial Analyst) by AMIR association. He has been a member of the Management Board of Polish Association of Investment Professionals since 2004.

Mr Maciej Gierej, age 48, is a Doctor of Technical Sciences at the Institute of Chemical and Process Engineering at the Warsaw University of Technology. Since November 2001 to March 2004, Mr Gierej was a Chairman of the Management

Board of Nafta Polska S.A. Between November 2000 and May 2001 he was also a member of the Management Board of Nafta Polska S.A. responsible for oil sector restructuring. Previously he was the Director of the Management Office and the Director of the Logistics Strategy Office.

Other posts held by Mr Gierej:

- Chairman and a member of the Supervisory Boards of:
  - Rafineria Czechowice S.A.
  - Zaklady Azotowe Pulawy S.A.(Pulawy Nitrogen Plant)
  - Rafineria Nafty Glimar S.A.
  - Tarchominskie Zaklady Farmaceutyczne S.A. (Tarchomin Pharmaceutical Plant)
  - Naftobazy Sp. z o.o.
  - PKN ORLEN SA

He is co-author of the draft Obligatory Fuel Reserves Act. Mr Gierej is an author of many studies, patents, utility models, and technical opinions. Between 1981-1990 he was an assistant and since 1997 a tutor at the Faculty of Chemical and Process Engineering at Warsaw University of Technology. He was also twice the Dean in respect of student issues.

Mr Maciej Gierej is a winner of the NOT prize.

Mr Krzysztof Lis, has a PhD in Economic Sciences from the Economic and Sociological faculty of Lodz University. In 1977 -1989 he was a business research worker at the faculty of Management of the Warsaw University. He was also president of the consulting agency. In 1989 – 1991 he was a Representative of the Government for ownership transformation; he was the undersecretary of state in the Ministry of Finance.

Mr Lis established the operations and internal structure of the Ownership Transformation Ministry, where he was a Secretary of State. In 1998 – 2000 he was an advisor to the Finance Minister. In 1991 – 1998 he worked abroad as an expert of the following international financial institutions:

- The World Bank
- European Bank for Reconstruction and Development
- International Finance Corporation;.

He was privatisation advisor to the Governments of Russia, Ukraine and Belarus. Since 1996 he has been President of Business Development Institute in Serock. Since March 2003 he has held the position of President of Polish Directors' Institute. In 1987 – 1989 he was Chairman of the Supervisory Board of Sp. z o.o. and Furnel International S.A. In 1998 he was an initiator and organizer of the Polish Corporate Governance Forum and a member of the Corporate Governance Committee. He is a member of Supervisory Boards in the following companies:

- Warsaw Stock Exchange
- Bydgoskie Fabryki Mebli S.A.,

- Peako Access Sp. z o.o
- International Institute of Business in Kijow.

Mrs Ma³gorzata Okonska-Zaremba, age 38, graduated from the faculty of Law and Administration of the Warsaw University (in 2002 law and in 1994 administration). She also completed postgraduate studies at the School of Entrepreneurship and Management at the Economic Academy in Krakow. She was a parliamentary deputy of the Sejm of the Republic of Poland in 1997-2001. At that time, she was a member of the following commissions:

- Commission of changes to the codifications,(codification commission)
- Commission of Justice and the Human Being rights
- Commission of State/government Control
- Commission of European Law,

She was also a member of the Civil Service Board. She has been an undersecretary of state in the Ministry of Economy since October 2001. She is a undersecretary of state in the Ministry of Economy and Labour since January 2003. She was awarded by Gazeta Prawna (a law newspaper) a prize for the creation of good laws, especially for her contribution to the elaboration of the Code of Commercial Companies, and the promotion of entrepreneurship,

Mr Piotr Osiecki, graduated from the faculty of Economy of Warsaw School of Economics. He was a holder of a scholarship of London School of Economics during one semester. He got a Master of Business Administration Diploma of the University of Minesota.

He is a President of IV NFI Progress SA since April 2001. He has been a Vice President of PZU NFI Management Sp. z o.o. since December 2000.

Other posts he has held:

July 2001-May 2002	PZU SA, Director of the Projects Department
July 2000-December 2000	Deputy Director of PKO BP SA Bankowy Dom Maklerski (brokerage house)
1998-2000	Investment Advisor in Dom Maklerski Elimar SA (brokerage house) and an Advisor to the Secretary of State in the Treasury Ministry

Mr Osiecki is a member of Supervisory Boards in the following companies:

- Wolczanka S.A
- Huta Szkla Gospodarczego IRENA S.A.
- Amica Wronki S.A

He was a member of Supervisory Boards in the following companies:

- Lentex S.A.,
- Mostostal Zabrze S.A.,
- Gielda Papierow Wartosciowych w Warszawie S.A (the Warsaw Stock Exchange),
- Gornoslaskie Towarzystwo Funduszy Inwestycyjnych (investment funds

association),

- Krajowy Depozyt Papierow Wartociowych S.A (depositary institution),
- Bank PKO BP S.A.

Mr Osiecki was conferred a title of CFA (Chartered Financial Analyst) in 2002. He has been a certified investment advisor since 1998 and a broker since 1994.

Mr Ireneusz Wesolowski, age 46, graduated from the faculty of Management of Warsaw University. He also has an M.SC. in Electrical Engineering from the University of Technology in Opole. He has been an authorized agent in Elektrownia "Opole" S.A.(a power station) and a director of Strategy and Development since 2002. He held the following positions in Elektrownia "Opole":

1998 - 2001	Director of the Elektrownia Opole 2 Project
1996 - 1998	Deputy Director of Technology Exploitation, Chief Engineer, Chief Dispatchering and Maintenance Engineer

In 1983 – 1988 Mr Wesolowski was a Chief Dispatch and Maintenance Engineer in Elektrownia ,"Belchatow" S.A.. In 1981-1983 he was a Building Engineer in Zaklady Budowy Sieci Elektrycznych ELBUD. (a company dealing with building the electrical network). He completed much professional training in the areas of company privatization and restructuring processes, economics, management strategy and others. He has been a Proxy of the Management Board and the Head of a project in BOT Gornictwo i Energetyka SA since 2004.

He is also a President of the Management Board of the Association of the Friends of the University of Technology based in Opole. He was a member of Supervisory Boards of the following companies:

- EPO Sp. z o.o.,
- MIFAMA S.A.,
- Elektrownia Opole S.A.

Mr Wesolowski is an author and a co-author of many scientific descriptions, expert appraisals, analyses and publications in the area of economy and energy.

Mr Krzysztof Zyndul, age 46, graduated from the faculty of Law and Administration of Szczecin University. He also graduated from the faculty of Economy and Marketing of the doctorate studies of the Szczecin University. In 1996 – 1999 Mr Zyndul was a director of the Szczecin division of Invest Bank S.A.. In 1999 – 2002 he was a member of the Management Board, a director of the Development and Marketing of the Management of the Morski Port Szczecin – Swinoujscie S.A. (sea port in Swinoujscie). He has been a president of the Management Board and general director of Zaklady Chemiczne „Police" S.A. (chemical company) since 2002. He is a president of the Management Board of Nafta Polska SA since March 2004.

Newly elected members of the Supervisory Board are not involved in any activity competitive with PKN ORLEN and are not partners of any competitive company. They are not members of any board of a competitive capital company and are not on the list of insolvent debtors kept on record on the National Court Register Act.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

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Regulatory Announcement

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Bengodi_action at law
Released	07:00 13-Aug-04
Number	9306B

Regulatory announcement no 66/2004 dated 12th August 2004

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby announces that on 12 August 2004 the shareholder Bengodi Finance S.A. based in Warsaw informed PKN ORLEN, that it has brought an action at law to the District Court in Warsaw regarding the invalidity of resolution no 14 of the Extraordinary General Meeting of Shareholders of PKN ORLEN dated 5 August 2004. Resolution no 14 is as follows:

RESOLUTION No 14

OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 5 August 2004

regarding appointment to the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§ 1

Under § 8 item 4 of the Company's Articles of Association, the Extraordinary General Meeting of Shareholders of Polski Koncern Naftowy ORLEN S.A. decides to appoint Mr Jacek Bartkiewicz to the position of the Chairman of the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

§2

The resolution takes immediate effect.

The resolution was passed in a secret ballot.

About PKN ORLEN

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system which includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	(1)2nd quarter results_PAS
Released	07:00 13-Aug-04
Number	9317B

THE CAPITAL GROUP OF POLSKI KONCERN NAFTOWY ORLEN SPÓLKA AKCYJNA

CONSOLIDATED QUARTERLY REPORT FOR 2Q 2004

PLOCK, AUGUST 2004

Form SA-QSr II/2004				
(quarter/year)				
(for manufacturing, contracting, trading and service industry issuers)				
According to § 57 section 2 and § 58 section 1 of The Council of Ministers Decree of 16 October 2001 - Journal of Law, No 139, item 1569 and 2002, No 31, item 280				
Management Board of Polski Koncern Naftowy ORLEN Spolka Akcyjna				
publishes consolidated quarterly report for IIQ 2004				
			13 August 2004	
			(date of submission)	
	in PLN thousand		**in EUR thousand**	
SELECTED CONSOLIDATED FINANCIAL DATA	**II quarters from 01.01.2004 to 30.06.2004**	**II quarters from 01.01.2003 to 30.06.2003**	**II quarters from 01.01.2004 to 30.06.2004**	**II quarters from 01.01.2003 to 30.06.2003**
I. Net sales of finished products, goods for resale and materials	18 630 718	15 243 346	3 937 925	3 221 945
II. Operating profit	1 263 594	784 003	267 082	165 713
III. Profit before taxation	1 360 107	771 007	287 482	162 966

IV. Net profit	1 098 570	554 882	232 202	117 284
V. Cash flow from operating activities	1 685 261	431 479	356 209	91 201
VI. Cash flow used in investing activities	(809 888)	(832 789)	(171 184)	(176 024)
VII. Cash flow used in / from financing activities	(599 613)	602 960	(126 739)	127 446
VIII. Net cash flow	275 760	201 650	58 286	42 623
IX. Total assets	18 018 920	16 696 903	3 967 003	3 675 951
X. Liabilities and provisions for liabilities	7 323 397	7 391 967	1 612 302	1 627 398
XI. Long term liabilities	1 999 916	471 028	440 297	103 700
XII. Short term liabilities	4 346 724	5 936 859	956 964	1 307 045
XIII. Equity	9 964 159	8 460 638	2 193 686	1 862 674
XIV. Share capital	534 636	525 221	117 704	115 631
XV. Number of shares	427 709 061	420 177 137	427 709 061	420 177 137
XVI. Earnings per ordinary share (in PLN/EUR)	2,57	1,32	0,54	0,28
XVII. Net book value per share (in PLN/EUR)	23,30	20,14	5,13	4,43
XVIII. Declared or paid dividends per share (in PLN/EUR)	-	-	-	-
0				

CONSOLIDATED BALANCE SHEET	as at 30.06.2004 end of quarter (current year)	as at 31.03.2004 end of previous quarter	as at 30.06.2003 end of quarter (previous year)	as at 31.03.2003 end of previous quarter
Assets				
I. Fixed assets	10 679 520	10 628 083	10 349 015	10 428 992
1. Intangible fixed assets, including:	82 372	90 219	104 199	106 704
- goodwill	9 072	9 940	10 918	10 966
2. Goodwill on consolidation of subordinated entities	19 342	19 383	23 360	24 718
3. Tangible fixed assets	9 355 560	9 304 221	8 974 815	8 970 138
4. Long term receivables	10 532	14 507	12 484	14 347
4.1. From subordinated entities	1 415	1 317	1 536	1 725
4.2. From other entities	9 117	13 190	10 948	12 622
5. Long term investments	1 057 969	1 043 341	1 078 176	1 153 669
5.1. Real estate	44	49	-	-
5.2. Intangible fixed assets	-	-	-	-
5.3. Long term financial assets	1 057 925	1 043 292	1 078 176	1 153 669
a) in subordinated entities, including:	499 369	488 018	460 889	544 812
- shares in subordinated entities accounted for on an equity basis	479 707	462 048	425 155	424 509
- shares in unconsolidated subsidiaries and joint venture entities	19 662	25 970	35 734	36 299
b) in other entities	558 556	555 274	617 287	608 857
5.4. Other long term investments	-	-	-	-
6. Long term prepayments, deferred costs and deferred	153 745	156 412	155 981	159 416

tax asset				
6.1. Deferred tax assets	15 943	13 829	18 247	24 239
6.2. Prepayments and deferred costs	137 802	142 583	137 734	135 177
II. Current assets	7 339 400	6 868 514	6 347 888	6 627 778
1. Inventories	3 349 117	3 131 979	3 132 185	3 258 897
2. Short term receivables	2 495 745	2 495 234	2 206 501	2 062 997
2.1. From subordinated entities	157 929	185 314	87 934	103 972
2.2. From other entities	2 337 816	2 309 920	2 118 567	1 959 025
3. Short term investments	1 224 104	774 722	447 067	729 575
3.1. Short term financial assets	1 223 711	774 221	446 566	729 073
a) in subordinated entities	-	-	-	644
b) in other entities	387 673	189 925	66 786	67 920
c) cash and cash equivalents	836 038	584 296	379 780	660 509
3.2. Other short term investments	393	501	501	502
4. Short term prepayments and deferred costs	270 434	466 579	562 135	576 309
Total assets	18 018 920	17 496 597	16 696 903	17 056 770
CONSOLIDATED BALANCE SHEET	as at 30.06.2004 end of quarter (current year)	as at 31.03.2004 end of previous quarter	as at 30.06.2003 end of quarter (previous year)	as at 31.03.2003 end of previous quarter
Liabilities				
I. Equity	9 964 159	9 525 405	8 460 638	8 342 376
1. Share capital	534 636	534 636	525 221	525 221
2. Unpaid share capital (negative value)	-	-	-	-
3. Own shares (negative value)	-	-	-	-
4. Capital reserve	7 245 664	6 472 061	6 278 684	5 797 040
5. Revaluation reserve	682 445	654 414	678 844	680 917
6. Other capital reserves	53 476	53 476	53 476	53 476
7. Foreign exchange gain on inclusion of subordinated entities	42 032	66 477	31 601	25 012
8. Undistributed profit from previous years	307 336	1 362 574	337 930	879 076
9. Net profit	1 098 570	381 767	554 882	381 634
10. Distribution from profit during financial year (negative value)	-	-	-	-
II. Minority interests	447 723	443 149	410 031	416 502
III. Negative goodwill on subordinated entities	283 641	294 268	434 267	260 929
IV. Liabilities and provisions for liabilities	7 323 397	7 233 775	7 391 967	8 036 963
1. Provisions for liabilities	856 405	835 972	895 149	874 206
1.1. Provision for deferred tax	224 007	221 164	317 054	312 330
1.2. Retirement benefits and similar provisions	170 416	158 257	150 278	145 083
a) long term	148 707	137 540	130 100	124 384
b) short term	21 709	20 717	20 178	20 699

1.3. Other provisions	461 982	456 551	427 817	416 793
a) long term	381 427	372 116	329 789	328 166
b) short term	80 555	84 435	98 028	88 627
2. Long term liabilities	1 999 916	2 124 690	471 028	569 056
2.1. To subordinated entities	-	-	-	-
2.2. To other entities	1 999 916	2 124 690	471 028	569 056
3. Short term liabilities	4 346 724	4 153 090	5 936 859	6 497 688
3.1. To subordinated entities	51 253	58 902	56 155	115 307
3.2. To other entities	4 239 464	4 040 308	5 822 273	6 326 699
3.3. Special funds	56 007	53 880	58 431	55 682
4. Accruals and deferred income	120 352	120 023	88 931	96 013
4.1. Negative goodwill	8	331	480	534
4.2. Other accruals and deferred income	120 344	119 692	88 451	95 479
a) long term	9 701	9 305	10 958	11 916
b) short term	110 643	110 387	77 493	83 563
Total liabilities	18 018 920	17 496 597	16 696 903	17 056 770
Net book value	9 964 159	9 525 405	8 460 638	8 342 376
Number of shares	427 709 061	427 709 061	420 177 137	420 177 137
Net book value per share (in PLN)	23,30	22,27	20,14	19,85
OFF BALANCE SHEET ITEMS	as at 30.06.2004 end of quarter (current year)	as at 31.03.2004 end of previous quarter	as at 30.06.2003 end of quarter (previous year)	as at 31.03.2003 end of previous quarter
1. Contingent receivables	-	-	-	-
1.1. From subordinated entities	-	-	-	-
- received guarantees and sureties	-	-	-	-
1.2. From other entities	-	-	-	-
- received guarantees and sureties	-	-	-	-
2. Contingent liabilities	753 207	794 840	90 909	45 704
2.1. To subordinated entities	624 734	666 091	76 195	31 210
- granted guarantees and sureties	624 734	666 091	76 195	31 210
2.2. To other entities	128 473	128 749	14 714	14 494
- granted guarantees and sureties	82 747	83 070	14 714	14 494
3. Other	14 940	11 771	9 297	55 258
Total off-balance sheet items	768 147	806 611	100 206	100 962

	II quarter	II quarters	II quarter	II quarters

CONSOLIDATED INCOME STATEMENT	(current year) from 01.04.2004 to 30.06.2004	(current year) from 01.01.2004 to 30.06.2004	(previous year) from 01.04.2003 to 30.06.2003	(previous year) from 01.01.2003 to 30.06.2003
I. Net sales, including:	9 993 282	18 630 718	8 263 106	15 243 346
- to subordinated entities	233 418	526 863	185 791	342 737
1. Net sales of finished products	7 208 498	13 400 202	6 089 238	12 076 800
2. Net sales of goods for resale and materials	2 784 784	5 230 516	2 173 868	3 166 546
II. Cost of goods sold, including:	(5 867 582)	(10 963 384)	(4 916 054)	(8 693 148)
- to subordinated entities	(137 100)	(310 223)	(186 408)	(332 588)
1. Cost of sales of finished products	(3 216 851)	(6 053 493)	(2 925 622)	(5 809 691)
2. Cost of goods for resale and materials sold	(2 650 731)	(4 909 891)	(1 990 432)	(2 883 457)
III. Gross profit on sales (I-II)	4 125 700	7 667 334	3 347 052	6 550 198
IV. Selling and distribution costs	(3 112 500)	(5 966 331)	(2 901 684)	(5 374 145)
V. General and administration expenses	(230 292)	(414 470)	(245 611)	(454 604)
VI. Profit on sales (III-IV-V)	782 908	1 286 533	199 757	721 449
VII. Other operating income	60 698	100 898	34 838	212 463
1. Profit on disposal of non-financial fixed assets	2 872	5 800	2 409	4 821
2. Grants	1	1	-	-
3. Other	57 825	95 097	32 429	207 642
VIII. Other operating expenses	(93 620)	(123 837)	(49 284)	(149 909)
1. Loss from disposal of non-financial fixed assets	(1 177)	(1 177)	(3 976)	(4 666)
2. Impairment of non-financial assets	(24 402)	(33 121)	(10 389)	(23 820)
3. Other	(68 041)	(89 539)	(34 919)	(121 423)
IX. Operating profit (VI+VII-VIII)	749 986	1 263 594	185 311	784 003
X. Financial income	78 892	171 839	55 947	132 164
1. Dividends and shares in profits, including:	-	68 220	1 873	48 382
- from subordinated entities	-	-	1 873	1 873
2. Interest, including:	8 859	15 158	17 132	27 870
- from subordinated entities	442	467	273	418
3. Profit from sale of investments	2 318	2 932	27 844	28 238
4. Revaluation of investments	883	1 927	2 070	2 231
5. Other	66 832	83 602	7 028	25 443
XI. Financial expenses	34 066	(91 307)	(9 850)	(163 470)
1. Interest, including:	(25 313)	(55 473)	(43 775)	(86 242)
- for subordinated entities	-	-	(204)	(403)
2. Loss from sale of investments	(10)	(39)	-	-
3. Revaluation of investments	(5 714)	(5 714)	(76)	(1 246)
4. Other	65 103	(30 081)	34 001	(75 982)
XII. Profit (loss) on sale of shares in subordinated entities	3 796	3 796	427	427
XIII. Gross profit (IX+X-XI+/-XII)	866 740	1 347 922	231 835	753 124

XIV. Extraordinary items (XIV.1. - XIV.2.)	5	(2)	469	470
1. Extraordinary gains	11	17	645	746
2. Extraordinary losses	(6)	(19)	(176)	(276)
XV. Amortisation of goodwill from subordinated entities	(1 341)	(2 814)	(1 358)	(2 716)
XVI. Negative goodwill from subordinated entities write-off	7 445	15 001	11 733	20 129
XVII. Profit before taxation (XIII+/-XIV-XV+XVI)	872 849	1 360 107	242 679	771 007
XVIII. Income tax	(158 995)	(265 832)	(71 050)	(224 372)
a) current part	(160 636)	(256 778)	(71 328)	(212 137)
b) deferred part	1 641	(9 054)	278	(12 235)
XIX. Other obligatory charges on profit	-	-	-	-
XX. Share in profit of subordinated entities accounted for under equity method	21 049	39 620	12 706	25 631
XXI. Minority interests	(18 100)	(35 325)	(11 087)	(17 384)
XXII. Net profit (XVII-XVIII-XIX+/-XX+/-XXI)	716 803	1 098 570	173 248	554 882

Net profit for 12 months (annualised)		1 561 269		835 076
Number of shares		427 709 061		420 177 137
Earnings per ordinary share (in PLN)		3,65		1,99

STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS' EQUITY	II quarter (current year) from 01.04.2004 to 30.06.2004	II quarters (current year) from 01.01.2004 to 30.06.2004	II quarter (previous year) from 01.04.2003 to 30.06.2003	II quarters (previous year) from 01.01.2003 to 30.06.2003
I. Equity at beginning of period	9 525 405	9 129 890	8 342 376	7 927 014
a) changes in accounting policies	-	26 097	-	13 883
b) corrections of fundamental errors	-	-	-	-
I. a. Equity at beginning of period restated for comparative data	9 525 405	9 155 987	8 342 376	7 940 897
1. Share capital at beginning of period	534 636	534 636	525 221	525 221
1.1.Movements in share capital	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
1.2. Share capital at end of period	534 636	534 636	525 221	525 221
2. Unpaid share capital at beginning of period	-	-	-	-
2.1. Movements in unpaid share capital	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
2.2. Unpaid share capital at end of period	-	-	-	-
3. Own shares at beginning of period	-	-	-	-
3.1. Movement in own shares	-	-	-	-

a) increases	-	-	-	-
b) decreases	-	-	-	-
3.2 Own shares at end of period	-	-	-	-
4. Capital reserve at beginning of period	6 472 061	6 468 021	5 797 040	5 757 678
4.1. Movements in capital reserve	773 603	777 643	481 644	521 006
a) increases	773 603	777 643	481 644	521 006
- share premium	-	-	-	-
- distribution of profits (by articles)	-	-	-	-
- apportionment of profits (over the minimum provided for by the articles)	773 051	773 278	478 078	480 770
- transfer from capital reserves due to revaluation of fixed assets disposed	259	4 365	3 566	40 236
- other	293	-	-	-
b) decreases	-	-	-	-
- absorption of losses	-	-	-	-
- other	-	-	-	-
4.2. Capital reserve at end of period	7 245 664	7 245 664	6 278 684	6 278 684
5. Revaluation reserve at beginning of period	654 414	674 685	680 917	722 745
- changes in accounting policies, restatement of opening balance	-	-	-	-
5.1. Revaluation reserve at beginning of period restated for comparative data	654 414	674 685	680 917	722 745
5.2. Movements in revaluation reserve	28 031	7 760	(2 073)	(43 901)
a) increases	33 687	17 524	63	252
- hedge accounting-cash flow hedges	33 687	17 524	-	-
- deferred tax assets related to entries made to revaluation reserve	-	-	63	252
- other	-	-	-	-
b) decreases	(5 656)	(9 764)	(2 136)	(44 153)
- fixed assets disposals	(259)	(4 365)	(3 566)	(40 236)
- impairment of tangible fixed assets	(1 562)	(1 562)	(233)	(932)
- deferred tax assets related to entries made to revaluation reserve	(3 835)	(3 837)	-	-
- other	-	-	1 663	(2 985)
5.3. Revaluation reserve at end of period	682 445	682 445	678 844	678 844
6. Other capital reserves at beginning of period	53 476	53 476	53 476	53 476
6.1. Movements in other capital reserves	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
6.2. Other capital reserves at end of period	53 476	53 476	53 476	53 476
7. Foreign exchange differences from recalculation of subordinated entities	42 032	42 032	31 601	31 601
STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS EQUITY -	**II quarter (current year)**	**II quarters (current year)**	**II quarter (previous year)**	**II quarters (previous year)**

CONTINUED	from 01.04.2004 to 30.06.2004	from 01.01.2004 to 30.06.2004	from 01.04.2003 to 30.06.2003	from 01.01.2003 to 30.06.2003
8. Undistributed profit (loss) from previous years at beginning of period	1 744 341	1 336 704	1 260 710	867 885
8.1. Undistributed profit from previous years at beginning of period	1 744 341	1 336 704	1 260 710	867 885
a) changes in accounting policies	-	26 097	-	13 883
b) corrections of fundamental errors	-	-	-	-
8.2. Undistributed profit from previous years at beginning of period restated for comparative data	1 744 341	1 362 801	1 260 710	881 768
a) increases	-	-	-	-
- other	-	-	-	-
b) decreases	(1 055 238)	(1 055 465)	(541 146)	(543 838)
- dividends paid	(278 011)	(278 011)	(58 825)	(58 825)
- transfer to capital reserve	(773 051)	(773 278)	(478 078)	(480 770)
- other (including transfer to receivables)	(4 176)	(4 176)	(4 243)	(4 243)
8.3. Undistributed profit from previous years at end of period	689 103	307 336	719 564	337 930
8.4. Undistributed loss from previous years at beginning of period	-	-	-	-
8.5. Undistributed loss from previous years at beginning of period restated for comparative data	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
8.6. Undistributed loss from previous years at end of period	-	-	-	-
8.7. Undistributed profit (loss) from previous years at end of period*	689 103	307 336	719 564	337 930
9. Net result for the financial year	716 803	1 098 570	173 248	554 882
a) net profit	716 803	1 098 570	173 248	554 882
b) net loss	-	-	-	-
c) distribution from current year profit	-	-	-	-
II. Equity at end of period	9 964 159	9 964 159	8 460 638	8 460 638

* including net result correspondingly from 1Q2004 and 1Q2003

CONSOLIDATED CASH FLOW STATEMENT	II quarter (current year) from 01.04.2004 to 30.06.2004	II quarters (current year) from 01.01.2004 to 30.06.2004	II quarter (previous year) from 01.04.2003 to 30.06.2003	II quarters (previous year) from 01.01.2003 to 30.06.2003
A. Cash flow from operating activities				
I. Net profit for the year	716 803	1 098 570	173 248	554 882
II. Total adjustments	339 148	586 691	7 183	(123 403)
1. Profit from minority interests	18 100	35 325	11 087	17 384
2. Net (profit) from subordinated entities accounted for	(21 049)	(39 620)	(12 706)	(25 631)

under equity method				
3. Depreciation	278 566	558 489	265 634	536 784
- including amortisation of goodwill from subordinated entities and negative goodwill in subordinated entities write-off	(6 104)	(12 187)	(10 375)	(17 413)
4. Foreign exchange (gains)/losses	(80 039)	(42 216)	(33 345)	47 136
5. Interest and dividends	13 228	(27 658)	33 753	22 549
6. (Profit) loss from investing activities	23 871	26 066	(30 564)	(13 037)
7. Movements in provisions	15 792	23 883	20 547	24 772
8. Movements in stock	(225 145)	(314 991)	119 856	(257 547)
9. Movements in receivables	(57 459)	(305 140)	50 397	(179 404)
10. Movements in creditors falling due within one year (with the exception of loans)	167 673	551 909	(435 861)	(102 653)
11. Movements in prepayments and accruals	200 033	102 093	5 727	(95 186)
12. Other adjustments	5 577	18 551	12 658	(98 570)
III. Cash flow from operating activities (I+/-II)	1 055 951	1 685 261	180 431	431 479
B. Cash flow from investing activities	-	-	-	-
I. Inflows	138 188	184 189	86 524	103 768
1. Disposal of intangible fixed assets and tangible fixed assets	6 900	14 897	4 874	8 439
2. Disposal of real estate investments and intangible fixed assets investments	-	-	-	-
3. From financial assets, including:	121 726	156 442	81 016	92 394
a) in subordinated entities	17 767	17 965	13 590	13 631
- sales of financial assets (except for short term securities)	5 380	5 532	949	949
- sales of short term securities	-	-	1 284	1 284
- dividends and profits	12 367	12 367	10 811	10 811
- long-term loans repaid	-	-	507	507
- interest received	20	66	39	80
- other inflows from financial assets	-	-	-	-
b) in other entities	103 959	138 477	67 426	78 763
- sales of financial assets (except for short term securities)	1 037	1 268	292	2 445
- sales of short term securities	33 453	65 286	9 556	17 692
- dividends and profits	68 216	68 216	46 509	46 509
- long-term loans repaid	-	-	2 870	3 090
- interest received	1 253	3 707	8 199	9 027
- other inflows from financial assets	-	-	-	-
4. Other inflows from investing activities	9 562	12 850	634	2 935
II. Outflows	(569 554)	(994 077)	(253 263)	(936 557)
1. Purchases of intangible fixed assets and tangible fixed assets	(327 419)	(667 512)	(209 326)	(435 380)
2. Investments in real estate and intangible fixed assets	-	-	-	-

3. For financial assets, including:	(225 328)	(322 626)	(40 579)	(495 161)
a) in subordinated entities	(11 712)	(12 776)	(17 450)	(458 556)
- purchases of financial assets (except for short term securities)	(11 712)	(12 776)	(16 166)	(457 272)
- purchases of short term securities	-	-	(1 284)	(1 284)
- loans granted	-	-	-	-
b) in other entities	(213 616)	(309 850)	(23 129)	(36 605)
- purchases of financial assets (except for short term securities)	(3 942)	(14 331)	-	-
- purchases of short term securities	(207 954)	(293 447)	(13 774)	(27 250)
- loans granted	(1 720)	(2 072)	(9 355)	(9 355)
4. Dividends and other shares in profits paid to minority shareholders	(2 132)	(2 132)	(2 197)	(2 197)
5. Other payments	(14 675)	(1 807)	(1 161)	(3 819)
III. Net cash flow used in investing activities (I-II)	(431 366)	(809 888)	(166 739)	(832 789)
CONSOLIDATED CASH FLOW STATEMENT - CONTINUED	**II quarter (current year) from 01.04.2004 to 30.06.2004**	**II quarters (current year) from 01.01.2004 to 30.06.2004**	**II quarter (previous year) from 01.04.2003 to 30.06.2003**	**II quarters (previous year) from 01.01.2003 to 30.06.2003**
C. Cash flow from financing activities				
I. Inflows	104 973	645 016	613 783	2 156 415
1. Issuance of shares and other capital instruments, additional payments to capital	-	-	-	-
2. Loans	30 727	485 894	171 354	1 131 652
3. Issuance of short term securities	74 246	159 122	442 429	1 024 326
4. Other inflows	-	-	-	437
II. Outflows	(476 170)	(1 244 629)	(908 162)	(1 553 455)
1. Redemption of shares	-	-	-	-
2. Dividends and other distributions to shareholders	-	-	-	-
3. Other than distribution of profit to shareholders payments from profit	(123)	(123)	-	-
4. Repayment of loans	(360 670)	(1 027 879)	(279 241)	(563 795)
5. Repurchase of short term securities	(88 374)	(161 177)	(580 488)	(904 659)
6. Other financial liabilities	-	-	-	-
7. Finance lease payments	(2 289)	(5 045)	(1 711)	(3 525)
8. Interest paid	(24 714)	(50 405)	(46 722)	(81 199)
9. Other payments	-	-	-	(277)
III. Net cash flow used in / from financing activities (I-II)	(371 197)	(599 613)	(294 379)	602 960
D. Net cash flow (A.III+/-B.III+/-C.III)	253 388	275 760	(280 687)	201 650
E. Balance sheet change in cash and cash equivalents	251 742	274 278	(280 729)	201 590
- including changes in cash and cash equivalents resulting from foreign exchange gains/losses	(1 646)	(1 482)	(42)	(60)

F. Total cash and cash equivalents at beginning of period	584 296	561 760	660 509	178 190
G. Total cash and cash equivalents at end of period (F+/- D) *	837 684	837 520	379 822	379 840
- including those of limited availability	120 346	120 346	14 852	14 852

* excluding foreign exchange gains/losses - according to National Accounting Standard No 1

Condensed quarterly financial statements PKN ORLEN S.A. for IIQ 2004

BALANCE SHEET	as at 30.06.2004 end of quarter (current year)	as at 31.03.2004 end of previous quarter (current year)	as at 30.06.2003 end of quarter (previous year)	as at 31.03.2003 end of previous quarter (previous year)
Assets				
I. Fixed assets	8 909 458	8 858 205	8 803 561	8 916 348
1. Intangible fixed assets, including:	34 978	40 842	57 093	63 580
- goodwill	-	-	-	-
2. Tangible fixed assets	6 486 751	6 413 565	6 270 810	6 338 735
3. Long term receivables	36 544	28 753	32 655	34 271
3.1. From subordinated entities	33 984	25 219	25 751	25 940
3.2. From other entities	2 560	3 534	6 904	8 331
4. Long term investments	2 221 518	2 240 921	2 315 122	2 354 978
4.1. Real estate	-	-	-	-
4.2. Intangible fixed assets	-	-	-	-
4.3. Long term financial assets	2 221 518	2 240 921	2 315 122	2 354 978
a) in subordinated entities	1 722 341	1 741 887	1 718 118	1 757 902
b) in other entities	499 177	499 034	597 004	597 076
4.4. Other long term investments	-	-	-	-
5. Long term prepayments, deferred costs and deferred tax asset	129 667	134 124	127 881	124 784
5.1. Deferred tax assets*	-	-	-	-
5.2. Prepayments and deferred costs	129 667	134 124	127 881	124 784
II. Current assets	5 512 323	5 053 536	4 957 585	5 067 280
1. Inventories	2 874 524	2 657 724	2 719 729	2 825 771
2. Short term receivables	1 804 138	1 833 206	1 639 731	1 627 157
2.1. From subordinated entities	547 051	576 863	761 515	713 460
2.2. From other entities	1 257 087	1 256 343	878 216	913 697
3. Short term investments	603 092	129 503	68 680	67 005
3.1. Short term financial assets	603 092	129 503	68 680	67 005
a) in subordinated entities	-	-	-	-
b) in other entities	290 229	65 570	9 191	13 675

c) cash and cash equivalents	312 863	63 933	59 489	53 330
3.2. Other short term investments	-	-	-	-
4. Short term prepayments and deferred costs	230 569	433 103	529 445	547 347
Total assets	14 421 781	13 911 741	13 761 146	13 983 628

* the Company compensates provision for deferred tax and deferred tax assets

BALANCE SHEET	as at 30.06.2004 end of quarter (current year)	as at 31.03.2004 end of previous quarter (current year)	as at 30.06.2003 end of quarter (previous year)	as at 31.03.2003 end of previous quarter (previous year)
Liabilities				
I. Equity	9 127 976	8 754 536	7 809 951	7 715 320
1. Share capital	534 636	534 636	525 221	525 221
2. Unpaid share capital (negative value)	-	-	-	-
3. Own shares (negative value)	-	-	-	-
4. Capital reserve	6 777 817	6 125 473	5 936 632	5 537 798
5. Revaluation reserve	732 920	737 576	716 044	708 128
6. Other capital reserves	53 476	53 476	53 476	53 476
7. Undistributed profit from previous years	24 953	958 734	11 469	469 632
8. Net profit	1 004 174	344 641	567 109	421 065
9. Distribution from profit during financial year (negative value)	-	-	-	-
II. Liabilities and provisions for liabilities	5 293 805	5 157 205	5 951 195	6 268 308
1. Provisions for liabilities	690 125	668 641	761 217	768 601
1.1. Provision for deferred tax *	168 368	162 185	296 380	307 177
1.2. Retirement benefits and similar provisions	99 880	87 742	83 794	73 668
a) long term	87 712	76 394	73 295	63 299
b) short term	12 168	11 348	10 499	10 369
1.3. Other provisions	421 877	418 714	381 043	387 756
a) long term	361 923	361 884	318 807	324 070
b) short term	59 954	56 830	62 236	63 686
2. Long term liabilities	1 596 509	1 660 680	-	3 846
2.1. To subordinated entities	-	-	-	-
2.2. To other entities	1 596 509	1 660 680	-	3 846
3. Short term liabilities	2 920 847	2 751 527	5 129 911	5 435 586
3.1. To subordinated entities	103 467	93 694	402 095	467 931
3.2. To other entities	2 781 393	2 624 771	4 689 368	4 931 551
3.3. Special funds	35 987	33 062	38 448	36 104
4. Accruals and deferred income	86 324	76 357	60 067	60 275
4.1. Negative goodwill	-	-	-	-
4.2. Other accruals and deferred income	86 324	76 357	60 067	60 275

a) long term	-	-	-	-
b) short term	86 324	76 357	60 067	60 275
Total liabilities	14 421 781	13 911 741	13 761 146	13 983 628

* the Company compensates provision for deferred tax and deferred tax assets

Net book value	9 127 976	8 754 536	7 809 951	7 715 320
Number of shares	427 709 061	427 709 061	420 177 137	420 177 137
Net book value per share (in PLN)	21,34	20,47	18,59	18,36

OFF BALANCE SHEET ITEMS	as at 30.06.2004 end of quarter (current year)	as at 31.03.2004 end of previous quarter (current year)	as at 30.06.2003 end of quarter (previous year)	as at 31.03.2003 end of previous quarter (previous year)
1. Contingent receivables	-	-	-	-
1.1. From subordinated entities	-	-	-	-
- received guarantees and sureties	-	-	-	-
1.2. From other entities	-	-	-	-
- received guarantees and sureties	-	-	-	-
2. Contingent liabilities	1 410 735	1 440 062	468 924	378 376
2.1. To subordinated entities	1 410 735	1 440 062	468 924	378 376
- granted guarantees and sureties	1 410 735	1 440 062	468 924	378 376
2.2. To other entities	-	-	-	-
- granted guarantees and sureties	-	-	-	-
3. Other	900	900	900	46 862
Total off - balance sheet items	1 411 635	1 440 962	469 824	425 238

INCOME STATEMENT	II quarter (current year) from 01.04.2004 to 30.06.2004	II quarters cumulative (current year) from 01.01.2004 to 30.06.2004	II quarter (previous year) from 01.04.2003 to 30.06.2003	II quarters cumulative (previous year) from 01.01.2003 to 30.06.2003
I. Net sales, including:	6 924 830	12 934 217	5 769 775	11 438 785
- to subordinated entities	1 192 845	2 314 086	1 102 216	2 070 247
1. Net sales of finished products	6 535 371	12 188 005	5 433 644	10 809 478
2. Net sales of goods for resale and materials	389 459	746 212	336 131	629 307
II. Cost of goods sold, including:	(3 187 246)	(5 968 595)	(2 770 790)	(5 453 537)
- to subordinated entities	(597 996)	(1 277 383)	(649 260)	(1 157 391)
1. Cost of sales of finished products	(2 879 710)	(5 377 283)	(2 512 275)	(4 956 444)

2. Cost of goods for resale and materials sold	(307 536)	(591 312)	(258 515)	(497 093)
III. Gross profit on sales (I-II)	3 737 584	6 965 622	2 998 985	5 985 248
IV. Selling and distribution costs	(2 907 216)	(5 552 420)	(2 709 208)	(5 094 463)
V. General and administration expenses	(150 130)	(260 896)	(156 183)	(284 408)
VI. Profit on sales (III-IV-V)	680 238	1 152 306	133 594	606 377
VII. Other operating income	29 501	48 694	26 678	277 274
1. Profit on disposal of non-financial fixed assets	1 930	2 603	1 236	1 715
2. Grants	-	-	-	-
3. Other	27 571	46 091	25 442	275 559
VIII. Other operating expenses	(51 969)	(78 355)	(34 436)	(102 034)
1. Loss from disposal of non-financial fixed assets	(272)	(272)	(571)	(1 152)
2. Impairment of non-financial assets	(19 579)	(27 855)	(6 844)	(20 257)
3. Other	(32 118)	(50 228)	(27 021)	(80 625)
IX. Operating profit (VI+VII-VIII)	657 770	1 122 645	125 836	781 617
X. Financial income	94 714	177 657	76 953	135 905
1. Dividends and shares in profits, including:	24 134	92 778	20 491	67 000
- from subordinated entities	24 134	24 562	20 491	20 491
2. Interest, including:	4 453	6 422	14 082	22 094
- from subordinated entities	667	1 578	2 175	2 709
3. Proceeds from sale of investments	4 862	4 911	38 005	38 171
4. Revaluation of investments	388	531	-	45
5. Other	60 877	73 015	4 375	8 595
XI. Financial expenses	53 993	(56 123)	732	(127 189)
1. Interest, including:	(12 777)	(33 504)	(31 384)	(61 698)
- for subordinated entities	(362)	(771)	(943)	(2 403)
2. Loss from sale of investments	-	-	-	-
3. Revaluation of investments	(5 714)	(5 714)	(68)	(4 933)
4. Other	72 484	(16 905)	32 184	(60 558)
XII. Gross profit (IX+X-XI)	806 477	1 244 179	203 521	790 333
XIII. Extraordinary items (XIII.1 - XIII.2)	(2)	(2)	-	-
1. Extraordinary gains	-	-	-	-
2. Extraordinary losses	(2)	(2)	-	-
XIV. Profit before taxation (XII+/-XIII)	806 475	1 244 177	203 521	790 333
XV. Income tax	(146 942)	(240 003)	(57 477)	(223 224)
a) current part	(145 527)	(223 308)	(58 968)	(180 774)
b) deferred part	(1 415)	(16 695)	1 491	(42 450)
XVI. Other obligatory charges on profit	-	-	-	-
XVII. Net profit (XIV-XV-XVI)	659 533	1 004 174	146 044	567 109

Net profit for 12 months (annualised)		1 374 966		796 836
Number of shares		427 709 061		420 177 137

Earnings per ordinary share (in PLN)		3,21		1,90

0

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY	II quarter (current year) from 01.04.2004 to 30.06.2004	II quarters cumulative (current year) from 01.01.2004 to 30.06.2004	II quarter (previous year) from 01.04.2003 to 30.06.2003	II quarters cumulative (previous year) from 01.01.2003 to 30.06.2003
I. Equity at beginning of period	8 754 536	8 374 452	7 715 320	7 263 591
a) changes in accounting policies	-	35 998	-	11 472
b) corrections of fundamental errors	-	-	-	-
I.a. Equity at beginning of period restated for comparative data	8 754 536	8 410 450	7 715 320	7 275 063
1. Share capital at beginning of period	534 636	534 636	525 221	525 221
1.1.Movements in share capital	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
1.2. Share capital at end of period	534 636	534 636	525 221	525 221
2. Unpaid share capital at beginning of period	-	-	-	-
2.1. Movements in unpaid share capital	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
2.2. Unpaid share capital at end of period	-	-	-	-
3. Own shares at beginning of period	-	-	-	-
3.1. Movement in own shares	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
3.2 Own shares at end of period	-	-	-	-
4. Capital reserve at beginning of period	6 125 473	6 122 438	5 537 798	5 501 180
4.1. Movements in capital reserve	652 344	655 379	398 834	435 452
a) increases	652 344	655 379	398 834	435 452
- share premium	-	-	-	-
- distribution of profits (by articles)	-	-	-	-
- apportionment of profits (over the minimum provided for by the articles)	651 770	651 770	395 338	395 338
- transfer from capital reserves due to revaluation of fixed assets disposed	574	3 609	3 496	40 114
b) decreases	-	-	-	-
4.2. Capital reserve at end of period	6 777 817	6 777 817	5 936 632	5 936 632
5. Revaluation reserve at beginning of period	737 576	730 120	708 128	725 551
a) changes in accounting policies	-	11 045	-	3
5.a. Revaluation reserve at beginning of period restated for comparative data	737 576	741 165	708 128	725 554

5.1. Movements in revaluation capital	(4 656)	(8 245)	7 916	(9 510)
a) increases	26 196	21 287	11 645	31 536
- increase in valuation of long term investments	-	-	11 582	31 284
- deferred tax assets related to entries made to revaluation reserve	-	-	63	252
- hedge accounting-cash flow hedges	26 196	21 287	-	-
b) decreases	(30 852)	(29 532)	(3 729)	(41 046)
- fixed assets disposals	(574)	(3 609)	(3 496)	(40 114)
- impairment of tangible fixed assets	(1 102)	(1 102)	(233)	(932)
- decrease in valuation of long term investments	(24 408)	(20 986)	-	-
- deferred tax on bookings related to revaluation reserve	(4 768)	(3 835)	-	-
5.2. Revaluation reserve at end of period	732 920	732 920	716 044	716 044
6. Other capital reserves at beginning of period	53 476	53 476	53 476	53 476
6.1. Movements in other capital reserves	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
6.2. Other capital reserves at end of period	53 476	53 476	53 476	53 476
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY	**II quarter (current year) from 01.04.2004 to 30.06.2004**	**II quarters cumulative (current year) from 01.01.2004 to 30.06.2004**	**II quarter (previous year) from 01.04.2003 to 30.06.2003**	**II quarters cumulative (previous year) from 01.01.2003 to 30.06.2003**
7. Profit (loss) from previous years at beginning of period	1 303 375	933 781	890 697	458 163
7.1. Undistributed profit from previous years at beginning of period	1 303 375	933 781	890 697	458 163
a) changes in accounting policies	-	24 953	-	11 469
b) corrections of fundamental errors	-	-	-	-
7.2. Undistributed profit from previous years at beginning of period restated for comparative data	1 303 375	958 734	890 697	469 632
a) increases	-	-	-	-
b) decreases	(933 781)	(933 781)	(458 163)	(458 163)
- dividends paid	(278 011)	(278 011)	(58 825)	(58 825)
- transfer to capital reserve	(651 770)	(651 770)	(395 338)	(395 338)
- others	(4 000)	(4 000)	(4 000)	(4 000)
7.3. Undistributed profit from previous years at end of period	369 594	24 953	432 534	11 469
7.4. Undistributed loss from previous years at beginning of period	-	-	-	-
a) changes in accounting policies	-	-	-	-
b) corrections of fundamental errors	-	-	-	-
7.5. Undistributed loss from previous years at beginning of period restated for comparative data	-	-	-	-
a) increases	-	-	-	-

b) decreases	-	-	-	-
7.6. Undistributed loss from previous years at end of period	-	-	-	-
7.7. Undistributed profit (loss) from previous years at end of period*	369 594	24 953	432 534	11 469
8. Net result for the financial year	659 533	1 004 174	146 044	567 109
a) net profit	659 533	1 004 174	146 044	567 109
b) net loss	-	-	-	-
c) distribution of profit	-	-	-	-
II. Equity at end of period	9 127 976	9 127 976	7 809 951	7 809 951

* including net result from 1Q2004 and 2Q2003 accordingly

CASH FLOW STATEMENT	II quarter (current year) from 01.04.2004 to 30.06.2004	II quarters cumulative (current year) from 01.01.2004 to 30.06.2004	II quarter (previous year) from 01.04.2003 to 30.06.2003	II quarters cumulative (previous year) from 01.01.2003 to 30.06.2003
A. Cash flow from operating activities				
I. Net profit for the year	659 533	1 004 174	146 044	567 109
II. Total adjustments	206 028	32 714	225 253	(473 599)
1. Depreciation and amortisation	195 868	395 732	195 057	403 917
2. Foreign exchange (gains)/losses	(62 086)	(25 698)	(26 999)	32 017
3. Interest and dividends	(12 153)	(60 502)	6 948	(15 258)
4. (Profit) loss from investing activities	13 557	20 061	(36 294)	(21 365)
5. Movements in provisions	16 716	31 116	(1 957)	33 261
6. Movements in stock	(216 800)	(305 930)	107 477	(276 116)
7. Movements in receivables	(48 310)	(245 197)	101 354	(46 499)
8. Movements in creditors falling due within one year (with the exception of loans)	101 218	79 451	(139 359)	(292 855)
9. Movements in prepayments and accruals	216 413	126 851	13 342	(80 972)
10. Other adjustments	1 605	16 830	5 684	(209 729)
III. Net cash flow from operating activities (I+/-II)	865 561	1 036 888	371 297	93 510
B. Cash flow from investing activities				
I. Inflows	108 260	344 795	121 881	127 029
1. Sales of intangible fixed assets and tangible fixed assets	2 656	5 335	37 677	38 480
2. Disposal of real estate investments and intangible fixed assets investments	-	-	-	-
3. From financial assets, including:	98 729	99 150	83 885	86 403
a) in subordinated entities	29 727	29 880	31 091	31 129
- sales of financial assets (except for short term securities)	6 003	6 111	15 623	15 623
- sales of short term securities	-	-	-	-
- dividends and shares in profits	23 703	23 703	15 444	15 444

- long-term loans repaid	-	-	-	-
- interest received	21	66	24	62
- other inflows from financial assets	-	-	-	-
b) in other entities	69 002	69 270	52 794	55 274
- sales of financial assets (except for short term securities)	-	-	6	2 159
- sales of short term securities	-	-	-	-
- dividends and shares in profits	68 216	68 216	46 509	46 509
- long-term loans repaid	-	-	-	-
- interest received	786	1 054	6 279	6 606
- other inflows from financial assets	-	-	-	-
4. Other inflows from investing activities	6 875	240 310	319	2 146
II. Outflows	(472 471)	(726 489)	(243 364)	(955 937)
1. Purchases of intangible fixed assets and tangible fixed assets	(245 680)	(511 706)	(177 222)	(362 159)
2. Investments in real estate and intangible fixed assets	-	-	-	-
3. For financial assets, including:	(212 547)	(213 497)	(65 667)	(593 153)
a) in subordinated entities	(11 704)	(12 654)	(65 667)	(593 153)
- purchases of financial assets (except for short term securities)	(11 704)	(12 654)	(65 667)	(593 153)
b) in other entities	(200 843)	(200 843)	-	-
- purchases of short term securities	(200 843)	(200 843)	-	-
4. Other payments	(14 244)	(1 286)	(475)	(625)
III. Net cash flow used in investing activities (I-II)	(364 211)	(381 694)	(121 483)	(828 908)

CASH FLOW STATEMENT	II quarter (current year) from 01.04.2004 to 30.06.2004	II quarters cumulative (current year) from 01.01.2004 to 30.06.2004	II quarter (previous year) from 01.04.2003 to 30.06.2003	II quarters cumulative (previous year) from 01.01.2003 to 30.06.2003
C. Cash flow from financing activities				
I. Inflows	98 514	713 279	658 126	2 229 131
1. Issuance of shares and other capital instruments, additional payments to capital	-	-	-	-
2. Loans	-	394 556	150 436	1 076 964
3. Issuance of short term securities	98 514	318 723	507 690	1 152 167
4. Other inflows	-	-	-	-
II. Outflows	(348 848)	(1 116 292)	(901 744)	(1 495 823)
1. Redemption of shares	-	-	-	-
2. Dividends and other distributions to shareholders	-	-	-	-
3. Other than distribution of profit to shareholders payments from profit	-	-	-	-
4. Repayment of loans	(237 337)	(549 035)	(225 000)	(395 000)
5. Repurchase of short term securities	(98 614)	(536 467)	(644 477)	(1 042 515)

6. Other financial liabilities	-	-	-	-
7. Finance lease payments	(20)	(124)	(449)	(1 146)
8. Interest paid	(12 877)	(30 666)	(31 818)	(57 162)
9. Other payments	-	-	-	-
III. Net cash flow used in / from financing activities (I-II)	(250 334)	(403 013)	(243 618)	733 308
D. Net cash flow/(outflow) (A.III+/-B.III+/-C.III)	251 016	252 181	6 196	(2 090)
E. Balance sheet change in cash and cash equivalents	248 930	250 094	6 159	(2 150)
- including changes in cash and cash equivalents resulting from foreign exchange gains/losses	(2 086)	(2 087)	(37)	(60)
F. Total cash and cash equivalents at beginning of period	63 933	62 769	53 330	61 639
G. Total cash and cash equivalents at end of period (F+/- D) *	314 949	314 950	59 526	59 549
- including those of limited availability	7 327	7 327	11 243	11 243

* excluding foreign exchange gains/losses - according to National Accounting Standard No 1

END

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	(2)2nd quarter results_PAS
Released	07:00 13-Aug-04
Number	9318B

PKN ORLEN SA
SEC File
82-5036

I. INFORMATION ON PRINCIPLES OF PREPARATION OF THE CONSOLIDATED QUATERLY REPORT FOR 2Q 2004

1. Format and general rules of preparation of the consolidated and unconsolidated balance sheet, consolidated and unconsolidated income statemei equity and consolidated and unconsolidated cash flow statement

The condensed consolidated and unconsolidated financial statements presented in this consolidated quarterly report were prepared in compliance with the Polish Account Law No 76, pos. 694, 2002 with further amendments "Accounting Act") and the Decree of the Council of Ministers of 16 October 2001 on type, form and scope of currei be traded publicly (Journal of Law No 139, pos. 1569 with further changes) and cover the period from 1 January 2004 to 30 June 2004 and comparable period from 1 Janu

The accounting rules applied by PKN ORLEN S.A. ("the Company", "Dominant Company", "PKN ORLEN") and the Capital Group of Polski Koncern Naftowy ORLEN 2 below, were presented in published annual reports: unconsolidated and consolidated for the year 2003.

2. Accounting policies in the Capital Group of Polski Koncern Naftowy ORLEN

2.1. In 2Q 2004 the Company and the Capital Group did not adopt any significant changes in applied accounting policies in comparison to policies applied by the Compai items in foreign currencies due to change in Polish Accounting Act. Since 1 January 2004 assets and liabilities as at balance date are translated using the same average e date. As a consequence of those changes comparable data presented in these financial statements were restated.

	Net profit	Shareholders' equity	
	period from 1 January 2003 to 30 June 2003	31 December 2003	30 June 2003
As per published financial statements	550,950	9,129,889	8,442,823
Difference	3,932	26,097	17,815

Comparable data (restated)	554,882	9,155,986	8,460,638

2.2. Since 2004 year the Company applies hedge accounting in relation to concluded hedge transactions fulfilling rules specified for hedge accounting. These results in dis(the Company's balance sheet. This change does not require restatement of 2004 opening balance neither restatement of comparable data for 2003.

3. Method of preparation of the consolidated financial statements

For preparation of the consolidated and unconsolidated balance sheet, consolidated and unconsolidated income statement, statement of changes in consolidated and uncor the same rules were applied as for preparation of consolidated and unconsolidated financial statements in year 2003.

The condensed consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidat

4. Principles of calculation of the selected financial data denominated in EURO

Selected financial data has been recalculated to EURO according to the following principles:

- balance sheet items - the average rate of NBP published as of 30 June 2004 - i.e. 4.5422 zloty/ EURO,
- income statement and cash flow items - exchange rate calculated as a simple average of NBP average rates for the last day of each month of the period from 1 January – i.e. 4.7311 zloty/ EURO.

II. INFORMATION ON CHANGES IN PROVISIONS AND FIXED ASSETS IMPAIRMENT LOSSES - CONSOLIDATED DATA

1. Impairment of assets

1.1. Impairment of tangible fixed assets

2Q 2004	
Balance as at 1.04.2004	98,273
Increases during the period 1.04.2004 – 30.06.2004	11,841
Decreases during the period 1.04.2004 – 30.06.2004	(6,645)
Balance as at 30.06.2004	103,469

2Q 2004 cumulative	
Balance as at 1.01.2004	89,823
Increases during the period 1.01.2004 – 30.06.2004	25,060
Decreases during the period 1.01.2004 – 30.06.2004	(11,414)
Balance as at 30.06.2004	103,469

1.2. Impairment of construction in progress

2Q 2004	
Balance as at 1.04.2004	37,633
Increases during the period 1.04.2004 – 30.06.2004	7,897
Decreases during the period 1.04.2004 – 30.06.2004	(4)
Balance as at 30.06.2004	45,526

2Q 2004 cumulative	
Balance as at 1.01.2004	37,636

Increases during the period 1.01.2004 – 30.06.2004	7,897
Decreases during the period 1.01.2004 – 30.06.2004	(7)
Balance as at 30.06.2004	45,526

1.3. Adjustments in the valuation of financial fixed assets and differences in the valuation of contribution in-kind

1.3.1. Impairment of financial fixed assets

2Q 2004	
Balance as at 1.04.2004	71,174
Increases during the period 1.04.2004 – 30.06.2004	5,714
Decreases during the period 1.04.2004 – 30.06.2004	(406)
Balance as at 30.06.2004	76,482

2Q 2004 cumulative	
Balance as at 1.01.2004	71,389
Increases during the period 1.01.2004 – 30.06.2004	5,714
Decreases during the period 1.01.2004 – 30.06.2004	(621)
Balance as at 30.06.2004	76,482

1.3.2. Difference in the valuation of contribution in-kind related to financial long-term assets

2Q 2004	
Balance as at 1.04.2004	3,537
Increases during the period 1.04.2004 – 30.06.2004	-
Decreases during the period 1.04.2004 – 30.06.2004	(475)
Balance as at 30.06.2004	3,062

2Q 2004 cumulative	
Balance as at 1.01.2004	3,548
Increases during the period 1.01.2004 – 30.06.2004	1
Decreases during the period 1.01.2004 – 30.06.2004	(487)
Balance as at 30.06.2004	3,062

1.4. Allowance for doubtful debts

2Q 2004	
Balance as at 1.04.2004	312,121
Increases during the period 1.04.2004 – 30.06.2004	22,656
Decreases during the period 1.04.2004 – 30.06.2004	(17,679)
Balance as at 30.06.2004	317,098

2Q 2004 cumulative	
Balance as at 1.01.2004	316,863
Increases during the period 1.01.2004 – 30.06.2004	31,819
Decreases during the period 1.01.2004 – 30.06.2004	(31,584)
Balance as at 30.06.2004	317,098

1.5. Impairment of inventories

In 2Q 2004 the value of impairment of inventories of the Group amounted to PLN 4,813 thousand (PLN 7,038 thousand in 2Q cumulatively).

2. Provisions

2.1. Provision for deferred tax

2Q 2004	
Balance as at 1.04.2004 *	221,164
Increases during the period 1.04.2004 – 30.06.2004	9,422
Decreases during the period 1.04.2004 – 30.06.2004	(6,579)
Balance as at 30.06.2004	224,007

2Q 2004 cumulative	
Balance as at 1.01.2004*	212,323
Increases during the period 1.01.2004 – 30.06.2004	68,291
Decreases during the period 1.01.2004 – 30.06.2004	(56,607)
Balance as at 30.06.2004	224,007

* including PLN 6,121 thousand of opening balance adjustment resulting from change in accounting policies

2.2. Provision for jubilee and retirement bonuses

2Q 2004	
Balance as at 1.04.2004	158,257
Increases during the period 1.04.2004 – 30.06.2004	24,786
Decreases during the period 1.04.2004 – 30.06.2004	(12,627)
Balance as at 30.06.2004	170,416

2Q 2004 cumulative	
Balance as at 1.01.2004	158,588
Increases during the period 1.01.2004 – 30.06.2004	28,294
Decreases during the period 1.01.2004 – 30.06.2004	(16,466)
Balance as at 30.06.2004	170,416

2.3. Other provisions

	Environmental provision	Provision for business risk	Other provisions
2Q 2004			
Balance as at 1.04.2004	405,859	21,659	29,033
Increases during the period 01.04.2004 – 30.06.2004	9,680	60	6,907
Decreases during the period 01.04.2004 – 30.06.2004	(4,413)	-	(6,803)
Balance as at 30.06.2004	411,126	21,719	29,137

	Environmental provision	Provision for business risk	Other provisions
2Q 2004 cumulative			
Balance as at 1.01.2004	406,792	21,812	29,200

Increases during the period 1.01.2004– 30.06.2004	9,694	60	7,088
Decreases during the period 1.01.2004 – 30.06.2004	(5,360)	(153)	(7,151)
Balance as at 30.06.2004	411,126	21,719	29,137

3. Goodwill from consolidation / Negative goodwill from consolidation

3.1. Goodwill from consolidation

2Q 2004	
Balance as at 1.04.2004	19,383
Increases during the period 1.04.2004 – 30.06.2004	1,301
Decreases during the period 1.04.2004 – 30.06.2004	(1,342)
Balance as at 30.06.2004	19,342

2Q 2004 cumulative	
Balance as at 1.01.2004	20,856
Increases during the period 1.01.2004 – 30.06.2004	1,300
Decreases during the period 1.01.2004 – 30.06.2004	(2,814)
Balance as at 30.06.2004	19,342

3.2. Negative goodwill from consolidation

2Q 2004	
Balance as at 1.04.2004	294,268
Increases during the period 1.04.2004 – 30.06.2004	-
Decreases during the period 1.04.2004 – 30.06.2004 *	(10,627)
Balance as at 30.06.2004	283,641

2Q 2004 cumulative	
Balance as at 1.01.2004	301,369
Increases during the period 1.01.2004 – 30.06.2004	455
Decreases during the period 1.01.2004 – 30.06.2004*	(18,183)
Balance as at 30.06.2004	283,641

* including exchange rates differences from recalculating of consolidated entities

III. DESCRIPTION OF CAPITAL GROUP OPERATIONS IN 2 Q 2004 AND DETAILS OF FACTORS AND EVENTS HAVING A MATERIAL INFLUENCE

At the end of 2Q 2004 PKN ORLEN S.A. owned directly or indirectly shares in following entities, which either are (directly or indirectly) controlled (jointly controlled) by

- 87 subsidiaries,
- 2 companies jointly controlled,
- 22 associates.

In comparison to the end of 2Q 2003 there was a fall in the total number of subsidiaries, joint ventures and associates from 143 to 111. In 2Q 2004 there were 75 entities cc

The most important factors having material influence on operating results in 2Q 2004 in comparison to 2Q 2003 are as follows (change: 2Q 2004 to 2Q 2003 if not stated):

- increase of refining margin ("crack") on quotations for gasoline from 82.92 to 144.57 USD/ton (by 74.3%), on quotations for Diesel from 54.51 to 77.00 USD/ton
- increase in average price of Brent crude oil quotations from 26.05 to 35.35 USD/bbl (by 35.7%),
- increase in discount of Ural crude oil in relation to Brent crude oil quotations from /-2.05/ USD/bbl to /-3,12/ USD/bbl (by 51.2%),
- increase in sales volume of gasoline by 7.2%,
- increase in sales volume of Diesel by 5.4%,
- increase in sales volume of LPG by 6.6%,
- increase in sales volume of petrochemical products by 5.2%

- increase of EURO average exchange rate from 4.35 to 4.69 PLN/EURO (by 7.8%),
- increase of USD average exchange rate from 3.84 to 3.89 PLN/USD (by 1.3%),

- decrease in volume of Ekoterm by 8.5%,

In 2Q 2004 the Capital Group retail sales and wholesales of motor fuels (gasoline, Diesel, LPG, Jet A-1) and light heating oil (Ekoterm) amounted to 2,504,206 tons and v tons (by 5.6%). For 2Q 2004 cumulatively the sales of the products mentioned above increased by 472,111 tons (i.e. by 10.9%) in comparison to the corresponding period

The total sales of all products (refinery, chemical and other) in 2Q 2004 amounted to 3,548,481 tons and was higher than in 2Q of previous year by 143,044 tons (by 4.

425,647 tons (i.e. by 6.6%).

The retail sales of motor fuels (gasoline, Diesel, LPG) in 2Q 2004 amounted to 846,875 tons and was lower than sales in the corresponding period of previous year by 72, increase by (3.0%).

These growing tendencies in sales volumes result from higher dynamics of fuels consumption in Poland during
6 month period ended 30 June 2004, there was 8.7% increase in comparison to the corresponding period of the previous year.

Sales trends of main products are presented in the tables below:

Sales volume of light products - the Capital Group of PKN ORLEN	**2Q 2003**		**2Q 2004**		**Dynamics (%) 2 Quarter 2004/ 2 Quarter 2003**
Wholesale of main light products, including:		**1,306,843**		**1,611,595**	**123.3**
- gasoline (tons)		390,814		482,941	123.6
- Diesel (tons)		593,303		699,126	117.8
- Ekoterm (tons)		273,779		338,230	123.5
Retail sales of motor fuels, including:	**1,176,480**	**919,554**	**1,090,959**	**846,875**	**92.1**
- gasoline (thousand litres) / (tons)	688,856	520,086	653,728	493,565	94.9
- Diesel (thousand litres) / (tons)	443,193	374,498	380,163	321,238	85.8
- LPG (thousand litres) / (tons)	44,431	24,970	57,068	32,072	128.4
Total sales of fuels (tons)		**2,370,477**		**2,504,206**	**105.6**
- including motor fuels (tons)		2,000,606		2,165,922	108.3

Sales volume of light products - the Capital Group of PKN ORLEN	**2 Quarters 2003 cumulatively**		**2 Quarters 2004 cumulatively**		**Dynamics (%) 2 Quarters 2004/ 2 Quarters 2003**
Wholesale of main light products, including:		**2,586,878**		**3,123,091**	**120.7**
- gasoline (tons)		718,739		876,555	122.0
- Diesel (tons)		1,059,644		1,279,330	120.7
- Ekoterm (tons)		709,242		822,412	116.0
Retail sales of motor fuels, including:	**1,989,681**	**1,551,803**	**2,057,213**	**1,598,454**	**103.0**
- gasoline (thousand litres) / (tons)	1,179,664	890,646	1,233,338	931,170	104.5
- Diesel (thousand litres) / (tons)	727,658	614,871	721,791	609,913	99.2
- LPG (thousand litres) / (tons)	82,359	46,286	102,084	57,371	123.9
Total sales of fuels (tons)		**4,339,723**		**4,811,834**	**110.9**
		3,529,760		3,989,186	113.0

- including motor fuels (tones)			

High dynamics of refining margin on quotations of basic refining products and the results of the undertaken actions aimed at operating costs reduction and restructuring comparison to the corresponding period of the previous year.

The results of the Dominant Company compared with the Capital Group were as follows:

Items	2Q 2003		PKN's share in the Group	2Q 2004		PKN's share in the Group
	Group	PKN	(%)	Group	PKN	(%)
Crude oil processing ('000 tons)	3,017	2,882	95.5	3,036	2,902	95.6
Net sales revenue	8,263,106	5,769,775	69.8	9,993,282	6,924,830	69.3
Profit on sales	199,757	133,594	66.9	782,908	680,238	86.9
Operating profit	185,311	125,836	67.9	749,986	657,770	87.7
Profit before taxation	242,679	203,521	83.9	872,849	806,475	92.4
Net profit	173,248	146,044	84.3	716,803	659,533	92.0

Items	2 Quarters 2003 cumulatively		PKN's share in the Group	2 Quarters 2004 cumulatively		PKN's share in the Group
	Group	PKN	(%)	Group	PKN	(%)
Crude oil processing ('000 tons)	6,030	5,752	95.4	5,956	5,698	95.7
Net sales revenue	15,243,346	11,438,785	75.0	18,630,718	12,934,217	69.4
Profit on sales	721,449	606,377	84.0	1,286,533	1,152,306	89.6
Operating profit	784,003	781,617	99.7	1,263,594	1,122,645	88.8
Profit before taxation	771,007	790,333	102.5	1,360,107	1,244,177	91.5
Net profit	554,882	567,109	102.2	1,098,570	1,004,174	91.4

During 2Q 2004 the companies of the Capital Group processed 3,036 thousand tons of crude oil. The achieved level of processing is by 0.6% higher than in the correspon than 2Q 2003 cumulatively.

In 2Q 2004 profit on sales of the Capital Group reached the level of PLN 783 million and was almost four times higher than the result for 2Q 2003. In 2Q 2004 cumulati\ While applying LIFO method, estimated profit on sales in 2Q 2004 amounted to PLN 586 million comparing to PLN 439 million in 2Q 2003. In 2Q 2004 cumulativel comparing to PLN 755 million in the previous year.

In 2Q 2004 there was a growing trend in crude oil prices, what resulted in increase of financial results of the Capital Group calculated using the statutory weighted average

In 2Q 2004 net profit of the Capital Group reached the level of PLN 717 million and was higher by 314.5% from profit gained in 2Q 2003. In 2Q 2004 cumulatively ne 98.0%. While applying LIFO method, estimated net profit in 2Q 2004 amounted to PLN 557 million comparing to PLN 347 million in 2Q 2003. In 2Q cumulatively estir PLN 580 million in the comparable period of the previous year.

In 2Q 2004 the share in the net profit of the Dominant Company in the net profit of the Capital Group increased significantly from 84.3% to 92.0% in comparison to 2Q 2(products and decreasing number of consolidated companies.

Financial data with segment information of the Capital Group is presented below:

Items	2Q 2003				2Q 2004			
	Refining	Chemicals	Other operations	Total	Refining	Chemicals	Other operations	Total
Segment result	211	72	4	287	713	121	30	864
Unallocated corporate income				3				1
Unallocated corporate expense				-105				-115
Profit from operations				185				750

Items	2 Quarters 2003 cumulatively				2 Quarters 2004 cumulatively			
	Refining	Chemicals	Other operations	Total	Refining	Chemicals	Other operations	Total
Segment result	705	273	21	999	1 125	322	65	1 512
Unallocated corporate income				13				2
Unallocated corporate expense				-228				-250
Profit from operations				784				1 264

In 2Q 2004 segment total operating profit increased by almost four times in comparison to 2Q 2003. That increase was mostly influenced by results of refining segment segment by 68.1% (constant high demand on petrochemicals). During 2Q 2004 cumulatively segment total operating profit increased by 61.2% in comparison to 2Q 20((due to high margin levels) and increase of profit of chemical segment by 17.9%.

Under Bonds Issuance Program in 2Q 2004 the Dominant Company completed 2 issuances of total value PLN 100 million. Bonds of total value amounting to PLN 33 acquired by companies from the Capital Group consolidated under full method):

issuance 1. PLN 50 million (BRE),

issuance 2. PLN 50 million (BH),

IV. UNUSUAL ITEMS AND EVENTS HAVING A MATERIAL INFLUENCE ON THE FINANCIAL RESULT

In the 6 month period ended 30 June 2004 there were no unusual items affecting the amounts presented in these financial statements.

V. SEGMENT DATA

Segment:	Refining and Marketing				Chemicals				Other operations		
	for the period				for the period				for the period		
	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months
	ended 30 June 2004		ended 30 June 2003		ended 30 June 2004		ended 30 June 2003		ended 30 June 2004		ende
Revenues											
External sales	16,466,450	8,969,460	13,376,393	7,413,731	1,830,751	872,170	1,612,947	724,580	333,517	151,652	254,00
Inter-segment sales	1,924,194	1,217,440	1,696,450	771,133	667,440	350,764	690,363	315,343	397,389	175,166	565,70
Total revenue	18,390,644	10,186,900	15,072,843	8,184,864	2,498,191	1,222,934	2,303,310	1,039,923	730,906	326,818	819,71
Costs	**(17,258,699)**	**(9,451,658)**	**(14,331,544)**	**(7,955,171)**	**(2,176,539)**	**(1,101,643)**	**(2,141,045)**	**(970,165)**	**(651,417)**	**(283,898)**	**(788,00**
Other operating income	76,868	48,624	58,014	13,515	10,754	6,787	124,746	5,442	11,219	4,226	16,593
Other operating cost	(84,262)	(70,851)	(94,632)	(32,085)	(10,177)	(7,571)	(14,099)	(2,853)	(26,062)	(17,212)	(28,055
Result											
Segment result	1,124,551	713,015	704,681	211,123	322,229	120,507	272,912	72,347	64,646	29,934	20,244
Unallocated corporate income											
Unallocated corporate expenses											
Profit from operations											
Financial income											
Financial expenses											
Loss on disposal of all or part of shares in subordinated entities											
Gross profit											
Extraordinary gains											
Extraordinary losses											
Write-off of goodwill from consolidation	(2,394)	(1,207)	(2,298)	(1,149)	-	-	-	-	(420)	(134)	(418)
Write off of negative goodwill from consolidation	2,852	1,371	7,747	5,415	12,119	6,059	12,119	6,059	30	15	263
Profit before taxation											

Segment:	Refining and Marketing	Chemicals	Other operations

	for the period				for the period				for the period		
	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months
	ended 30 June 2004		ended 30 June 2003		ended 30 June 2004		ended 30 June 2003		ended 30 June 2004		ende
Income taxes											
Other obligatory charges on profit (increase of loss)											
Share in profit (losses) of subordinated entities accounted for using equity method	(64)	(128)	(189)	165	31,602	19,676	18,664	9,265	8,082	1,501	7,156
Minority interests											
Net profit											

Segment:	Refining and Marketing				Chemicals				Other operatio		
	for the period				for the period				for the period		
	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 mont
	ended 30 June 2004		ended 30 June 2003		ended 30 June 2004		ended 30 June 2003		ended 30 June 2004		en
Property, plant, equipment and intangible assets expenditures	260,613	165,984	335,320	208,179	312,319	165,314	130,149	68,673	29,496	15,539	62,6
Property, plant, equipment and intangible assets expenditures unallocated to segments											
Total property, plant, equipment and intangible assets expenditure											
Segment depreciation	394,205	196,505	357,552	179,052	86,824	43,090	97,361	47,548	73,036	37,286	82,5
Unallocated assets depreciation											
Total depreciation											
Non-cash expenses other than depreciation	**40,710**	**30,755**	**68,815**	**4,942**	**7,450**	**6,826**	**8,699**	**2,803**	**13,618**	**5,825**	**21,9**

Geographical segments

As the result of long-term investments in Germany, beginning from 1 March 2003 the Group operates in Poland and Germany. The following table shows the distributi business segments for 6 and 3 month periods ended 30 June 2004 and 30 June 2003.

Segment:	Refining and Marketing				Chemicals				(	
	for the period				for the period					
	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	
	ended 30 June 2004		ended 30 June 2003		ended 30 June 2004		ended 30 June 2003		ended 30 June	
Export Sales	485,861	287,979	303,462	150,133	417,853	196,665	412,383	182,359	11,640	
Domestic sales	11,807,496	6,435,938	10,633,269	5,466,853	1,412,898	675,505	1,200,564	542,221	321,877	
Sales in Germany	4,173,093	2,245,543	2,439,662	1,796,745	-	-	-	-	-	
Total external revenue	**16,466,450**	**8,969,460**	**13,376,393**	**7,413,731**	**1,830,751**	**872,170**	**1,612,947**	**724,580**	**333,517**	

VI. MOST IMPORTANT EVENTS FOR THE PERIOD FROM 1 APRIL 2004 TO THE DAY OF PREPARATION OF THIS REPORT EARLIER REPORTE]

1. On 16 April 2004 the Management Board of PKN ORLEN informed that it has withdrawn from submitting a binding offer to purchase shares of SNP Petrom S.A. PK sector in Central Europe. PKN ORLEN had requested twice the Romanian Government to extend the deadline of the submission of the binding offers due to the ne PKN ORLEN's participation in the privatisation of SNP Petrom. However, the Romanian Government decided not to extend the current deadline of 15 April 2004.

2. On 22 April 2004 the Supervisory Board of PKN ORLEN appointed Krzysztof Kluzek to the position of the member of the Management Board. Simultaneously he res

3. On 23 April 2004 PKN ORLEN submitted an offer (the "Offer") for the acquisition of 62.99% of the share capital of UNIPETROL, a.s., a company operating i Konsolidacni Agentura ("CKA") towards certain entities directly or indirectly owned by UNIPETROL, as well as for the purchase of 9.76% of the share capital of Spc

4. On 29 April 2004 Polski Koncern Naftowy ORLEN S.A. received a letter from WestLB a financial advisor to Czech National Property Found ("NPF") and a state a selected PKN ORLEN as the successful bidder in the auction for the 62.99% stake in Czech downstream oil and petrochemicals group, Unipetrol a.s. ("Unipetrol") l some of the Unipetrol Group companies and 9.76% stake in Unipetrol's producing subsidiary, Spolana a.s. ("Spolana"), held by CKA. PKN ORLEN agreed to pay 9.76% stake in Spolana and approx. CZK 1.7 billion for CKA's receivables with a total nominal value of approx. CZK 3.1 billion and EUR 9.5 million, and USD 4.9 ı in accordance with Czech law, PKN ORLEN will launch a mandatory tender offer to acquire the interests of minority shareholders in Unipetrol and its listed subsidiaı and Eastern Europe Holdings B.V., one of the major oil and gas worldwide companies ("ConocoPhillips") and Agrofert Holding, a.s., the second largest chemicals gr the sale by Unipetrol of some of Unipetrol's assets to ConocoPhillips and to Agrofert, after successful completion of the privatisation process. A large portion of th currently available credit facilities. The reminder will be arranged for within the time periods indicated in the payment schedules relating to the transaction. Manage covenants under the syndicated credit facility agreement. Some banks have already offered PKN ORLEN their assistance in financing the transaction in question. P Share Sale and Purchase Agreement with NPF. The transaction is expected to close by the end of the third quarter of 2004, once necessary Czech regulatory approvals

5. On 30 April 2004 the Management Board made public the joint statement of MOL and PKN ORLEN on their talks advancement. On 20 November 2003, MOL and P evaluate the potential merits of closer cooperation between the two companies. The Memorandum of Understanding provided for an initial period of exclusive cor comprehensive analysis conducted jointly during the recent months has clearly indicated to both companies the strong business logic and potential for cooperation. The framework, but further discussions are still required to reach a binding agreement and to secure approvals from all relevant governmental and corporate bodies. (Understanding, will be continued upon the progress made so far.

6. On 14 May 2004 the Management Board of PKN ORLEN informed that a Register Court in Elmshorn (Germany) registered a share capital increase in ORLEN Deuts Immobilien GmbH was increased from EUR 30,000,000 to EUR 60,000,000 i.e. by EUR 30,000,000 through a merger with Orlen Deutschland GmbH and change of a

   The total number of votes is 1,200,000. The Register Court also registered the name of the new company - ORLEN Deutschland GmbH. As of 11 May 2004 the parts of the chain merger:

- Jewel Tankstellen Nord GmbH (taken over by AMF Service GmbH)
- Orlen Tankstellen Aktiengesellschaft (taken over by AMF Service GmbH)
- NTG Norddeutsche Tankstellen AG (taken over by ORLEN Deutschland Immobilien GmbH)
- AMF Service GmbH (taken over by Orlen Deutschland GmbH)
- Orlen Deutschland GmbH (merged with ORLEN Deutschland Immobilien GmbH)

The Register Court also registered the name of the new company - ORLEN Deutschland GmbH (former ORLEN Deutschland Immobilien GmbH). The company spec ORLEN Deutschland GmbH.

7. The Management Board of PKN ORLEN informed that on 4 June 2004 PKN ORLEN and the National Property Fund of the Czech Republic completed successfully by the way of sale of the shares, of UNIPETROL a.s. as well as the sale of certain related assets held by the Czech Consolidation Agency.

8. The Management Board of PKN ORLEN informed that on 4 June 2004 PKN ORLEN has entered into an agreement with the National Property Fund of Czech Repu shares of Unipetrol a.s., each having the nominal value of CZK 100 ("Unipetrol Shares") representing approximately 62.99% of all issued and outstanding shares of agreements with Ceska Konsolidacni Agentura ("CKA") to acquire (i) 745,000 bearer shares of Spolana a.s., each having a nominal value of CZK 655 ("Spolana Sha subsidiary, (the "Spolana Agreement"), and (ii) receivables towards some of the companies of the Unipetrol Group (the "Framework Agreement"). Pursuant to the Czech Government authorized the sale of the Unipertol Shares, Spolana Shares and the above mentioned receivables.

In 2003, Unipetrol posted audited consolidated profit of CZK 87.7 million, consolidated revenues reached CZK 67.9 billion.

PKN ORLEN has agreed to pay approximately CZK 11.3 bn for the 62.99% stake in Unipetrol, CZK 1.0 million for the 9.76% stake in Spolana and approx. CZK 1.7 approx. CZK 3.1 billion, EUR 9.5 million and USD 4.9 million as of April 1, 2004.

The Unipetrol Agreement is a material agreement as the value of the agreement amounts to at least 10% of PKN ORLEN's equity.

The agreement foresees a price adjustment mechanism for the shares in Unipetrol to address any unexpected change of value in Unipetrol until closing of this tra Unipetrol as of the end of 2003 and at the end of the month in which PKN ORLEN acquires 62.99% stake in Unipetrol. The price adjustment for Unipetrol shares is purchase price will be settled through the Escrow Account. 10% of the purchase price will be deposited on the Escrow Account after execution of the Unipetrol Agree after all conditions precedent provided in all three Unipetrol, Spolana and Framework Agreements are fulfilled.

Pursuant to the Unipetrol Agreement, PKN ORLEN may be obliged to contractual penalties amounting to CZK 5 million or to 10% of the purchase price for a breach pay the contractual penalties does not exclude the right of NPF for damages.

The agreement was executed under several conditions precedent, among which the substantial conditions are:

- the antimonopoly consent shall have been obtained,
- the Czech Securities Commission shall have been informed by PKN ORLEN about the execution of the agreement,
- the pre-emptive rights relating to the change of control of Unipetrol, by any and all of the IOC members (Eni International B.V., ConocoPhillips Central and East rafinerska, a.s.) shall have been exercised or the time limit for the exercise of the pre-emptive rights shall have lapsed,
- any and all conditions precedent set out in the Spolana Agreement and/or in the Framework Agreement shall have been satisfied or waived, and
- the decision of the European Commission that the transaction does not constitute any public aid or that it is compatible with the common market have been obtain

A large portion of the funds for the financing of this transaction is already provided in the form of the currently available credit limits. The reminder will be arranged The completion of the transaction will not result in any violation of any covenants under the syndicated credit facility agreement. The banks have already offered PKN

PKN ORLEN's discussions with Unipetrol's current lenders to gather their support with regard to this transaction have been carried through favourably. PKN ORLEN banking market.

PKN ORLEN wants to maintain and improve its existing investment grade credit rating and will carefully monitor its capital structure as appropriate to comply with thi

The transaction is expected to close by the end of the third quarter of 2004, once necessary regulatory approvals have been granted.

This transaction strengthens PKN ORLEN's position as the leading Central and East European downstream oil and petrochemicals player, and further demonstrates tha

Following the acquisition of the NPF's stake in Unipetrol and in accordance with Czech law, PKN ORLEN will launch a mandatory tender offer to acquire the inter Paramo a.s.).

PKN ORLEN entering into the Unipetrol, Spolana and Framework Agreements, already had a general concept for Unipetrol Group restructuring. PKN ORLEN has Holdings B.V. ("ConocoPhillips"), one of the major oil and gas worldwide companies and Agrofert Holding, a.s., the second largest chemical group in the Czech Repu NPF, to procure as a majority shareholder in Unipetrol the sale by Unipetrol, some of Unipetrol's assets to ConocoPhillips and to Agrofert.

The agreements with Agrofert contemplate divestiture of the Unipetrol assets that are not viewed as being core to PKN ORLEN's business, and related to agricultural the shares in, and the receivables towards, some of the Unipetrol subsidiaries. This should further reduce the indebtedness of the combined PKN ORLEN-Unipet Unipetrol it deems to be core. Following completion of these transactions, PKN ORLEN and Agrofert have agreed to discuss how to best split the assets of the compan

Pursuant to an agreement with ConocoPhillips, PKN ORLEN has agreed to sell to ConocoPhillips one third of petrol stations, belonging to some of Unipetrol's subsid operational assistance to PKN ORLEN in stabilizing and continuing the operations of this Unipetrol subsidiary in the immediate period following the privatisation of U

The disposal of certain assets to ConocoPhillips and Agrofert will reduce the amount of funding required for this transaction.

The transactions contemplated with ConocoPhillips and Agrofert are expected to close by the end of 2005.

9. The Management Board of PKN ORLEN informed on 14 June 2004 it has received a note informing it that on 11 June 2004 Marian Czakanski resigned from his posi appointed to the position of the Ministry of Health.

10. The Management Board of PKN ORLEN informed on 24 June 2004 that the Polish State Treasury has appointed Michal Stepniewski as a member of PKN ORL provisions of PKN ORLEN's Articles of Association. Michal Stepniewski made a statement that he is not involved in any activity competing with PKN ORLEN competing capital company and is not on the list of insolvent debtors kept on the record on the National Court Register Act.

11. The Management Board of PKN ORLEN informed on 24 June 2004 that the Ordinary General Shareholders Meeting of PKN ORLEN has appointed Janusz Ziel statement that he is not involved in any activity competing with PKN ORLEN and is not a partner in any competing company. He is not a member of any board of a c the National Court Register Act.

12. The Management Board of PKN ORLEN informed that on 1 July 2004 PKN ORLEN signed a sale contract regarding the sale of a self-operating part of PKN ORLEN z o.o. with its headquarters in Cracow. The aforementioned deal represents a further step in the restructuring process of PKN ORLEN. The sale is to consolidate the p also a further stage in the process of integrating the production of base oils and the production and sale of finished products such as motor and lubricating oils.

    As of 1 July, PKN ORLEN was in possession of a 9% shareholding in the share capital of ORLEN Oil.

13. On 28 July 2004 Zbigniew Wrobel resigned from the position of the President of Management Board. The resignation applied once the new President of Management I

On 28 July 2004 the Supervisory Board appointed Jacek Walczykowski to the position of the President of Management Board of PKN ORLEN. Simultaneously, Jacek Board, as well as from the position of Vice-President and Member of Management Board of Nafta Polska S.A.

14. The Management Board of PKN ORLEN informed that on 29 July 2004 it issued guarantee letters to Zürich Versicherung AG to secure the liabilities of ORLEN Deu trading operations. The guarantee letter is valid till 31 January 2005. PKN ORLEN holds 100% stake in ORLEN Deutschland GmbH.

15. The Management Board of PKN ORLEN informed on 5 August 2004 that Andrzej Wieczorkiewicz resigned from the position of Supervisory Board Member of PKN (

16. The Management Board of PKN ORLEN informed that on 5 August 2004 Extraordinary Meeting of Shareholders dismissed from the Supervisory Board: Jan Wag appointed to the Supervisory Board: Jacek Bartkiewicz, Raimondo Eggink, Maciej Gierej, Krzysztof Lis, Malgorzata Okonska-Zaremba, Piotr Osiecki, Ireneusz Weso

VII. SHAREHOLDERS POSSESSING DIRECTLY OR INDIRECTLY THROUGH DEPENDENT ENTITIES AT LEAST 5% OF VOTES AT TH QUARTERLY REPORT

Shareholder	Share in number of votes at the GM as at the day of previous quarterly report publication, in %*	Number of shares as at the day of previous quarterly report publication*	Change (%) during the period 30.04.2004-31.07.2004	Share in number of votes in % at the GM as at the day of issue of this report**	Number of shares as at the day of issue of this report**
Nafta Polska S.A.	17.32%	74,076,299	-	17.32%	74,076,299
State Treasury	10.20%	43,633,897	-	10.20%	43,633,897
The Bank of New York (GDR owner)	10.91%	46,653,600	(0.10)	10.81%	46,243,632
Others	61.75%	263,345,265	0.10	61.67%	263,755,233
Total	100%	427,709,061	-	100%	427,709,061

* Data as at 30 April 2004

** Data as at 31 July 2004

On 20 June 2002 the Company was informed, that Kulczyk Holding S.A. and its affiliates, possessed 23,911,206 shares of PKN ORLEN, which constitutes 5.59% of total

On 4 July 2003 the Company was informed by Commercial Union Mutual Pension Fund BPH CU WBK, located in Warsaw, that Commercial Union Mutual Pension Fu constitutes 5.04% of the total number of shares at the General Meeting of Shareholders.

Stake of the above shareholders (in %) in the share capital of the Company is consistent with proportion in the number of votes at the General Meeting of Shareholders as a

VIII. CHANGES IN THE COMPANY SHARES POSSESSED BY THE MANAGEMENT BOARD AND BY THE SUPERVISORY BOARD, ACCORDING

The Company shares possessed by the Management Board and by the Supervisory Board in 2Q 2004:

	Number of shares as at the	Increases due to changes in	Decreases due

	day of last quarterly report publication*	Acquired	Disposed	the Management Board	to changes in the Management Board
Management Board	-	-	-	-	-
Supervisory Board	407	-	-	-	-

* Data as at 30 April 2004

** Data as at 28 July 2004

IX. INFORMATION ON MATERIAL LEGAL ACTIONS AND OTHER RISKS CONCERNING THE COMPANY OR ITS DEPENDENT ENTITIES

1. On 15 November 2002, based on the act on restructuring of certain budget receivables from enterprises, Rafineria Trzebinia ("Rafineria Trzebinia"), the Company's VAT for the period from June to December 1998. On
30 December 2002 fiscal authorities issued a decision on restructuring conditions of payables concerning VAT and excise duty of total value of PLN 35.3 million, stati in January 2003.

   As a result of the audit performed by the Tax Audit Office in Krakow, tax allowance for the months
I-XII.1999, I-XII.2000 and I-XII.2001 on VAT concerning production of diesel fuel with component extracted from reprocessed used oil, was questioned. On 22 Krakow, which stated the additional VAT liability together with penalties in the total amount of PLN 79.8 million.

   As a result of the above decisions, the Management Board of Rafineria Trzebinia applied to the Tax Office in Chrzanow for partial remission of the liability bas allowance on reprocessing of used oil. The application received a favourable opinion of the Tax Office Jury in Krakow. On 29 December 2003 Rafineria Trzebinia pai PLN 11.8 million of overdue tax liability covered by the decisions of Tax Audit Office Director. On 31 December 2003 the Head of Tax Office in Chrzanow, after obt remaining liability of PLN 68 million was cancelled. The remaining VAT liabilities were cancelled by the decision of the Head of Tax Office of Malopolska region c Head of Customs Office I were cancelled on 19 April 2004. The restructuring process of remaining tax liabilities of Rafineria Trzebinia for years 1999-2001 was com the date of these financial statements Rafineria Trzebinia had no overdue budget liabilities related to the excise tax or VAT.

2. In accordance with the Agreement signed on 20 December 2002, Tankpol Sp z o.o ("Tankpol") transferred to PKN ORLEN due to cession, 40% of shares held in OR settlement of this transaction should be made after valuation of shares in PetroTank. On 30 October 2003 a legal case was filed against PKN ORLEN as compensati modified its claim for repayment of PLN 36,383 thousand or return of the ceded shares. Together with the claim, Tankpol presented a new valuation of PetroTank amc with a compromise offer, stating, that the claim will be revoked if PKN ORLEN pays PLN 32,745 thousand. On 18 February 2004 during the first hearing the court s reach a compromise. Although the period has expired, the Company still wants to reach a compromise. The above claim was not provided as in the Company's Man above claim should not have a material impact on the presented financial results.

3. Due to the public information in relation to the Company's purchase transactions, the Supervisory Board has taken actions including requests to audit firms to including an analysis of the specified procurement transactions. The reports on these procedures have been presented to the Supervisory Board for further analyses. Si regarding a suspicion of a commitment of crimes connected with:

   - disclosure of confidential information, included in auditors' reports,
   - violation of the Company's purchase procedures

   The final outcome of the above notifications is not known as at the date of the preparation of these financial statements. However, in the Management's opinion, there the true and fair presentation of the accompanying consolidated and unconsolidated condensed financial statements for the 6 month period ended 30 June 2004.

4. On 20 May 2003, the Management Board of the Company submitted a put option execution declaration for all Niezalezny Operator Miedzystrefowy Sp. z o.o. ("NC equals to PLN 111,5m and is calculated as a sum of a par value of the shares sold and a cumulative investment premium calculated according to the Agreement dated 8

On 20 October 2003, PSE filed a suit to the Court of Arbitration of the Polish Chamber of Commerce in Warsaw, regarding the determination of the validity of the sh
proceedings in the Court of Arbitration were not commenced.

In the opinion of the Management Board of the Company, based on independent legal analyses, the Company executed its put option and sold NOM shares to PSE. C
PLN 27,5m (difference between purchase price of the stakes and the sales price resulting from the put option). According to the Management Board the receivable of I

The Court of Arbitration of the Polish Chamber of Commerce in Warsaw postponed the date of the first hearing.

X. INFORMATION ON LEGAL ACTIONS CONCERNING THE COMPANY'S OR ITS DEPENDENT ENTITIES' LIABILITIES OR RECEIVABLES

During the period from 1 January 2004 to 30 June 2004 the Company was not involved in any legal actions concerning the Company's or its dependent entities' liabilities (

XI. INFORMATION ON UNUSUAL TRANSACTIONS WITH RELATED ENTITIES

There were no unusual transactions with related entities in the Capital Group during the period from
1 January 2004 to 30 June 2004, where the value of the transaction would exceed EUR 500 thousand. Transactions concluded within the Capital Group were supply and se

XII. INFORMATION ON GUARANTEES OF LOANS GRANTED BY COMPANY OR ITS SUBSIDIARIES TO OTHER ENTITIES, WHERE TI COMPANY'S EQUITY

During the period from 1 January 2004 to 30 June 2004, the Dominant Company and its subsidiaries did not grant any sureties of loans, guarantees to any other entities more of the Company's equity.

XIII. ADDITIONAL INFORMATION

a) Due to the revision of the Act on excise tax, effective since 1 May 2004, the Company considers modification of presentation of an excise tax in financial stateme

b) In connection with ongoing restructuring process of southern Group companies, i.e. Rafineria Nafty Jedlicze S.A., Rafineria Trzebinia and ORLEN Oil, a special a concept of final operational profile for these companies, together with developing the most effective method of taking full advantage of its assets. The final conc

As of the date of the above consolidated condensed financial statement preparation, no results of the potential restructuring activities, which may have material Management Board.

c) As a consequence of introduction of hedge accounting the Company presents effective and ineffective part of hedge in equity and income statement respectiv hedges. *In the above financial statements income on hedging transaction is presented as financial income.* Ultimately, values resulting from hedging transactions w

MANAGEMENT BOARD MEMBERS SIGNATURES

....	....
President – Jacek Walczykowski	**Vice President** – Slawomir Golonka

....	....
Member of the Management Board Krzysztof Kluzek	**Vice President** – Andrzej Macenowicz
....	....
Vice President – Jacek Strzelecki	**Vice President** – Janusz Wisniewski

Plock, 10 August 2004

END

Regulatory Announcement

Go to market news section

PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	(1)2nd quarter results_IFRS
Released	07:00 13-Aug-04
Number	9319B

Regulatory announcement 67/2004 dated 13 August 2004

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN"), Central Europe's largest downstream oil company hereby annc
quarter 2004 prepared in accordance with International Financial Reporting Standards (IFRS) and additionally data under segmer

About PKN ORLEN S.A.

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on t
oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest netwoi
investments in the telecommunications sector in Poland.

POLSKI KONCERN NAFTOWY ORLEN S.A.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR 3 AND 6 MONTH PERIODS ENDED
30 JUNE 2004 AND 30 JUNE 2003
PREPARED IN ACCORDANCE WITH
INTERNATIONAL FINANCIAL REPORTING STANDARDS

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED BALANCE SHEETS
As of 30 June 2004 and 31 December 2003

	30 June 2004 (unaudited)	31 D[illegible] 2[illegible]
	(in PLN million)	
ASSETS		
Non-current assets		
Property, plant and equipment	9,705	
Negative goodwill	(255)	
Intangible assets	111	
Financial assets	559	
Investments accounted for using equity method	509	
Deferred tax assets	16	
Other non-current assets	11	
Total non-current assets	**10,656**	
Current assets		
Inventories	3,365	
Trade and other receivables	2,745	
Income tax receivables	2	
Short-term investments	298	
Deferred costs	138	
Cash and cash equivalents	837	
Other financial assets	90	
Total current assets	**7,475**	
Total assets	**18,131**	

LIABILITIES AND SHAREHOLDERS' EQUITY	
Shareholders' equity	
Common stock	534
Capital reserve	1,359
Hedge accounting-cash flow hedges	12
Revaluation reserve	856
Foreign exchange difference on subsidiaries	42
Retained earnings	7,486
Total shareholders' equity	**10,289**
Minority interests	**449**
Non-current liabilities	
Interest bearing borrowings	1,969
Provisions	632
Deferred tax liabilities	295
Total non-current liabilities	**2,896**
Current liabilities	
Trade and other payables and accrued expenses	3,969
Income tax liabilities	30
Interest bearing borrowings	463
Deferred income	22
Other liabilities	13
Total current liabilities	**4,497**
Total liabilities and shareholders' equity	**18,131**

POLSKI KONCERN NAFTOWY ORLEN S.A.

CONDENSED CONSOLIDATED INCOME STATEMENTS

For the 6 and 3 month periods ended 30 June 2004 and 30 June 2003

	For 6 months ended 30 June 2004 (unaudited)	For 3 months ended 30 June 2004 (unaudited)	For 6 months ended 30 June 2003 (unaudited)
		(in PLN million)	
Revenue	**13,731**	**7,406**	**10,895**
Cost of sales	(10,995)	(5,883)	(8,724)
Gross profit	**2,736**	**1,523**	**2,171**
Other operating income	124	72	237
Distribution costs	(1,067)	(525)	(1,026)
Administrative expenses	(419)	(235)	(459)
Other operating expenses	(132)	(98)	(158)
Profit from operations	**1,242**	**737**	**765**
Financial income	202	83	132
Financial expenses	(140)	(16)	(170)
Income from investments accounted for using equity method	46	29	21
Profit before income tax and minority interests	**1,350**	**833**	**748**

Corporate income tax	(249)	(146)	(216)
Profit after tax	**1,101**	**687**	**532**
Minority interests	(36)	(19)	(17)
Net profit	**1,065**	**668**	**515**
Basic earnings per share for the period (in zloty per share)	**2.49**	**1.56**	**1.23**

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED CASH FLOW STATEMENTS
For the 6 month periods ended 30 June 2004 and 30 June 2003

	For 6 months ended 30 June 2004 (unaudited)	For 6 n 30 . (un
	(PLN million)	
Cash flows from operating activities		
Net profit for the period	**1,065**	
Adjustments for:		
Minority interests	36	
Net income from investments accounted for under equity method	(46)	
Depreciation and amortisation	609	
Interest and dividend charges, net	(49)	
Income tax on current period profit	249	
Loss / (Profit) on investing activities	26	
(Increase) in receivables	(250)	
(Increase) in inventories	(321)	
(Decrease) / Increase in accrued expenses and payables	497	
Increase in provisions	12	
Other adjustments	(23)	
Net income tax paid	(161)	

Net cash flows from operating activities	**1,644**	

Cash flows from investing activities	
Acquisition of property, plant and equipment and intangible assets	(637)
Proceeds from sales of property, plant and equipment	15
Proceeds from sales of available for sale investments	7
Acquisition of investments available for sale and entities accounted for under equity method	(27)
Acquisition of business in Germany, net of cash acquired	-
Acquisition of short-term securities	(293)
Proceeds from sales of short-term securities	65
Dividends and interest received	84
Other	(3)

Net cash flows used in investing activities	**(789)**

Cash flows from financing activities	
Proceeds from long-term and short-term loans and other borrowings	645
Repayment of long-term and short-term loans and other borrowings	(1,189)
Interest paid	(31)
Other	(5)

Net cash flows gained / (used) in financing activities	**(580)**

Net increase/(decrease) in cash and cash equivalents	**275**
Cash and cash equivalents at the beginning of the period	**562**
Cash and cash equivalents at the end of the period	**837**

POLSKI KONCERN NAFTOWY ORLEN S.A.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the 6 month periods ended 30 June 2004 and 30 June 2003

(PLN million)

	Common stock	Capital reserve	Hedge accounting-cash flow hedges	Revaluation reserve	Foreign currency translation	Retain earnin
1 January 2003	525	1,174	-	859	-	5
	------	------	------	------	------	-
Foreign exchange gain on consolidation	-	-	-	-	32	
Dividend	-	-	-	-	-	
Net Profit	-	-	-	-	-	
Hedge accounting-cash flow hedges	-	-	(4)	-	-	
	------	------	------	------	------	-
30 June 2003	525	1,174	(4)	859	32	6
(unaudited)	------	------	------	------	------	-

	Common stock	Capital reserve	Hedge accounting-cash flow hedges	Revaluation reserve	Foreign currency translation	Retain earnin

1 January 2004	**534**	**1,359**	**-**	**856**	**62**	**6.**
	------	------	------	------	------	-
Foreign exchange (loss) on consolidation	-	-	-	-	(20)	
Dividend	-	-	-	-	-	(:
Net Profit	-	-	-	-	-	1.
Hedge accounting- cash flow hedges	-	-	12	-	-	
	------	------	------	------	------	-
30 June 2004	**534**	**1,359**	**12**	**856**	**42**	**7.**
(unaudited)	------	------	------	------	------	-

1. Principal activities

The dominant company of the capital group of Polski Koncern Naftowy ORLEN (further referred to as "the Group") is Polski Koncern Naftowy ORLEN S.A. (further re Chemikow Street.

The Company was established in 1993 as Mazowieckie Zaklady Rafineryjne i Petrochemiczne "Petrochemia Plock" S.A. On 20 May 1999 the Company changed its name changed its name to Polski Koncern Naftowy ORLEN S.A.

The Company is engaged in the processing of crude oil into a broad range of petroleum products and petrochemicals and in the transportation and wholesale and retail primarily in related downstream activities including further production and distribution as well as in production and sales of chemicals.

2. Basis of presentation

The Company applied for these condensed consolidated financial statements International Financial Reporting Standards ("IFRS") effective for respective accounti Accounting Standard No 29 "Financial Reporting in Hyperinflationary Economies" (IAS 29), revaluation of fixed assets under International Accounting Standard No 1 usufruct of land under International Financial Reporting Standard no 1 ("IFRS 1") "First-time Adoption of International Financial Reporting Standards", as explained belo

In 2003 the International Accounting Standards Board has issued IFRS 1, which is effective for financial statements for periods beginning on or after 1 January 2004. In a as the first time adopter of IFRS. IFRS 1 requires, among other things that an entity recognises in its financial statements all assets and liabilities whose recognition is req an item of property, plant and equipment at the date of transition to IFRSs at its fair value and use that fair value as its deemed cost at that date. The Company has not dete above, which would result from the requirements of IFRS 1.

Perpetual usufruct rights granted to the Company in the past based on administrative decisions meet the definition of an asset. Accordingly, these perpetual usufruct rights value. As disclosed in consolidated financial statements for the year 2003 the Company has not recognised previously the above described perpetual usufructs as the histo a fair value estimation of the above discussed perpetual usufructs as till now it was not practicable, however the Company attempts to perform appropriate valuations.

The measurement and the reporting currency of these consolidated condensed financial statements is Polish Zloty ("PLN").

Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with IFRS have been condensed or omitted p Reporting" (IAS 34). The accompanying condensed consolidated financial statements reflect all adjustments, except for adjustments required by IAS 29, IAS 16 and by II Company's consolidated results of operations and cash flow for the periods ended on 30 June 2004 and 30 June 2003 and the Company's consolidated financial position as of 30 June 2004 and as of 31 December 2003. The accompanying condensed consolidated financial statements should be read in conjunction with the audited cons presented financial results are not necessarily indicative of the results of the full year.

In 2004 the Group has changed the estimate of the closing rate used for reporting of foreign currency monetary items. Until 31 December 2003 foreign currency monet average while foreign currency monetary liabilities were reported at higher of commercial bank's sell rate and NBP average. Since 1 January 2004 the closing rate used average National Bank of Poland exchange rate at the end of an accounting period ("NBP average").

The condensed consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consol presented.

3. Selected explanatory notes

3.1. Accounting policies

Accounting policies and methods of computation applied by the Company are included in the annual financial statements issued, with the exception of the effects of IFRS :

3.2. Dividends

In 2Q 2004 there were no dividends paid by the Company. On 24 June 2004 the Company's Shareholders' Meeting adopted a resolution to pay out dividends from 2003 share.

3.3. Interest bearing borrowings

	30 June 2004 (unaudited)	31 Decembe 2003
Bank loans	2,337	2,91[illegible]
Other loans and credits	20	3[illegible]
Short-terms bonds	75	7[illegible]
Total, including:	**2,432**	**3,03[illegible]**
Short-term portion	463	1,19[illegible]
Long-term portion	1,969	1,83[illegible]

The total interest bearing borrowings utilized by the Group decreased by net PLN 599m within 6 month period ended 30 June 2004.

The change of debt is result of:

- proceeds from new loans in PLN:
  - 14m in PKO BP S.A.
  - 11m in BH w Warszawie S.A.
  - 6m in PeKaO SA
- partial proceeds from loan of EUR 60m within Syndicated Agreement on dual currency*
- proceeds from new loans in PLN in current accounts PLN 185m
- issued short-term bonds PLN 85m
- repayment of foreign currency loans:
  - EUR 25m in PeKaO S.A
- repayment of loans in PLN:
  - 42m in Bank Millenium S.A.
  - 330m in PKO BP S.A.
  - 160m in PeKao S.A.
  - 26m in BH w Warszawie S.A
- repayment of loans in German companies EUR 59m
- redemption of short-term bonds PLN 73m

* The Syndicated Agreement on dual currency loan in the amount of EUR 500m was signed on 29 July 2003. The loan will be repaid in 2008. The loan can be utilized in EUR as well as in USD.

3.4. Operating costs

	6 months ended 30 June 2004 (unaudited)	3 months ended 30 June 2004 (unaudited)	6 months ended 30 June 2003 (unaudited)	3 n 3((
Raw materials and energy	5,537	2,939	5,348	
Cost of goods for resale*	4,910	2,651	2,883	
External services	853	452	807	
Payroll and benefits (staff costs)	551	295	542	
Depreciation and amortisation	625	313	609	
Taxes and charges	146	62	144	
Other	267	206	293	

	---------	---------	---------
	12,889	6,918	10,626
Adjusted by:			
Change in inventories, deferred and accrued costs	(245)	(168)	(203)
Cost of products and services for own use	(31)	(9)	(56)
	---------	--------	---------
Operating costs	12,613	6,741	10,367
	=====	=====	=====

* Activity acquired in Germany has been consolidated from 1 March 2003 when it was acquired. This results in costs of goods for resale and materials for the 6 month peri 2003.

3.5. Segment data

	Refining and Marketing Segment				Chemical Segment				Other operations			
	for 6 month period	for 3 month period	for 6 month period	for 3 month period	for 6 month period	for 3 month period	for 6 month period	for 3 month period	for 6 month period	for 3 month period	for 6 month period	fo mo pe
	ended 30 June 2004		ended 30 June 2003		ended 30 June 2004		ended 30 June 2003		ended 30 June 2004		ended 30 June 200	
Revenues												
External sales	11,589	6,392	9,052	5,093	1,822	869	1,606	724	320	145	237	
Inter-segment sales	1,911	1,210	1,679	762	668	351	690	315	398	176	566	
Total revenue	13,500	7,602	10,731	5,855	2,490	1,220	2,296	1,039	718	321	803	
Costs	**(12,376)**	**(6,870)**	**(10,016)**	**(5,640)**	**(2,192)**	**(1,112)**	**(2,136)**	**(970)**	**(642)**	**(281)**	**(778)**	**(**
Other operating income	79	49	61	18	31	17	145	16	12	5	17	
Other operating cost	(91)	(74)	(101)	(35)	(10)	(8)	(13)	(3)	(27)	(18)	(28)	
Result												
Segment result	1,112	707	675	198	319	117	292	82	61	27	14	
Unallocated corporate income												
Unallocated corporate expenses												
Profit from Operations												
Financial income												
Financial expenses												
Share in profit (losses) of subordinated entities accounted for using equity method	-	-	-	-	31	19	18	10	15	10	3	
Profit before Income tax												
Income taxes												
Minority interests												
Net profit												

	Refining and Marketing Segment				Chemical Segment				Other o	
	for 6 month period	for 3 month period	for 6 month period	for 3 month period	for 6 month period	for 3 month period	for 6 month period	for 3 month period	for 6 month period	for mon peri
	ended 30 June 2004		ended 30 June 2003		ended 30 June 2004		ended 30 June 2003		ended 30 June 2004	
Property, plant, equipment and intangible assets expenditure	255	159	342	208	273	125	133	71	29	1
Property, plant, equipment and intangible assets expenditure unallocated to segments										
Total property, plant, equipment and intangible assets expenditure										
Segment depreciation	419	210	404	211	114	57	102	38	74	[illegible]
Unallocated assets depreciation										
Total depreciation										
Non-cash expenses other than depreciation	**41**	**28**	**73**	**31**	**7**	**6**	**9**	**3**	**14**	

Geographical segments

As the result of long term investments in Germany, beginning from 1 March 2003 the Group operates in Poland and Germany. The following table shows the distributic reporting for business segments for 6 and 3 month periods ended 30 June 2004 and 30 June 2003.

	Refining and Marketing Segment				Chemicals Segment				Other o|	
	for 6 month period	for 3 month period	for 6 month period	for 3 month period	for 6 month period	for 3 month period	for 6 month period	for 3 month period	for 6 month period	for : mon peri
	ended 30 June 2004		ended 30 June 2003		ended 30 June 2004		ended 30 June 2003		ended 30 June 2004	
Export Sales	486	288	303	150	418	197	412	182	11	4
Domestic sales	6,930	3,858	6,309	3,146	1,404	672	1,194	542	309	14
Sales in Germany	4,173	2,246	2,440	1,797	-	-	-	-	-	-
Total external revenue	**11,589**	**6,392**	**9,052**	**5,093**	**1,822**	**869**	**1,606**	**724**	**320**	**14**

3.6. Basic and diluted earnings per share

	for the 6 month period ended 30 June 2004 (unaudited)	for the 6 month pe ended 30 June 2003 (unaudited)
Weighted average common stock outstanding	427,709,061	420,17
Net profit for the period per share (PLN)	2.49	

There is no difference between the basic and diluted earnings per share.

3.7. Changes in contingent liabilities and risks after 31 December 2003

1. On 15 November 2002, based on the act on restructuring of certain budget receivables from enterprises, Rafineria Trzebinia S.A. ("Rafineria Trzebinia"), the C concerning excise duty and VAT for the period from June to December 1998. On 30 December 2002 fiscal authorities issued a decision on restructuring conditions of payables concerning VAT and excise duty of total value of PLN 35.3m, stating th full in January 2003.

   As a result of the audit performed by the Tax Audit Office in Krakow, tax allowance for the months I-XII.1999, I-XII.2000 and I-XII.2001 on VAT concerning production of diesel fuel with component extracted from reprocessed used oil, was questioned. On 22 Dec Office in Krakow, which stated the additional VAT liability together with penalties in the total amount of PLN 79.8m.

   As a result of the above decisions, the Management Board of Rafineria Trzebinia applied to the Tax Office in Chrzanow for partial remission of the liability based on the tax allowance on reprocessing of used oil. The application received a favourable opinion of the Tax Office Jury in Krakow. On 29 December 2003 Rafineria Trze Tax Audit Office Director. On 31 December 2003 the Head of Tax Office in Chrzanow, after obtaining a positive opinion from Tax Office Jury in Krakow, issued a de

   The remaining VAT liabilities were cancelled by the decision of the Head of Tax Office of Malopolska region dated 30 April 2004. Liabilities related to the exci cancelled on 19 April 2004. The restructuring process of remaining tax liabilities of Rafineria Trzebinia for years 1999-2001 was completed by the decision of the Hea financial statements Rafineria Trzebinia had no overdue budget liabilities related to the excise tax or VAT.

2. In accordance with the Agreement signed on 20 December 2002, Tankpol Sp z o.o ("Tankpol") transferred to PKN ORLEN due to cession of 40% of shares held i from Tankpol. Final settlement of this transaction should be made after valuation of shares in PetroTank. On 30 October 2003 a legal case was filed against PKN OI January 2004 Tankpol modified its claim for repayment of PLN 36m or return of the ceded shares. Together with the claim, Tankpol presented a new valuation of Petr the Company with a compromise offer, stating, that the claim will be revoked if PKN ORLEN pays PLN 33m. On 18 February 2004 during the first hearing the Court allow parties to reach a compromise.

   Despite that the date of reaching the compromise established by the Court has expired, the Company pursues to reach the compromise. The above claim was not pr legal opinion obtained, the final outcome of the above claim should not have a material impact on the presented financial results.

3. Due to the public information in relation to the Company's purchase transactions, the Supervisory Board has taken actions including requests to audit firms to p information, including an analysis of the specified procurement transactions. The reports on these procedures have been presented to the Supervisory Board for further Public Prosecutor's Office regarding a suspicion of a commitment of crimes connected with:

   - disclosure of confidential information, included in auditors' reports,
   - violation of the Company's purchase procedures

   The final outcome of the above notifications is not known as at the date of the preparation of these financial statements. However, in the Management Board's opinic may materially impact the true and fair presentation of the accompanying consolidated and statutory condensed financial statements for the 6 month period ended 30 Ji

4. On 20 May 2003, the Management Board of the Company submitted a put option execution declaration for all Niezalezny Operator Miedzystrefowy Sp. z o.o. ("N The "put" price amounted to PLN 111,5m and was calculated as a sum of a par value of the shares sold and a cumulative investment premium calculated according tc

NOM shareholders.

On 20 October 2003, PSE filed a suit to the Court of Arbitration of the Polish Chamber of Commerce in Warsaw, regarding the determination of the validity of th statements the legal proceedings in the Court of Arbitration were not commenced.

In the opinion of the Management Board of the Company, based on independent legal analyses, the Company executed its put option and sold NOM shares to PSE profit amounting to PLN 27,5m (difference between purchase price of the stakes and the sales price resulting from the put option). According to the Management Boar

The Court of Arbitration of the Polish Chamber of Commerce in Warsaw postponed the date of the first hearing.

3.8. Subsequent events

1. On 28 July 2004 Zbigniew Wrobel resigned from the position of the President of Management Board. The resignation applied once the new President of Managemen

   On 28 July 2004 the Supervisory Board appointed Jacek Walczykowski to the position of the President of Management Board of PKN ORLEN. Simultaneously, Jacel of Supervisory Board, as well as from the position of Vice-President and Member of Management Board of Nafta Polska S.A.

2. On 5 August 2004 Management Board of PKN ORLEN informed that Andrzej Wieczorkiewicz resigned from the position of Supervisory Board Member of PKN OR

3. On 5 August 2004 Management Board of PKN ORLEN informed that Extraordinary Meeting of Shareholders dismissed from the Supervisory Board: Jan Waga Zielinski, and appointed to the Supervisory Board: Jacek Bartkiewicz, Raimondo Eggink, Maciej Gierej, Krzysztof Lis, Malgorzata Okonska-Zaremba, Piotr Osiecki,

3.9. Additional information

a) Due to ongoing restructuring process of southern Group companies, i.e. Rafineria Nafty Jedlicze S.A., Rafineria Trzebinia and ORLEN Oil, a special team was es a concept of final operational profile for these companies, together with developing the most effective method of taking full advantage of its assets. The final conc

   As of the date of preparation of the above condensed consolidated financial statements, no results of the potential restructuring activities, which may have mater are known to the Management Board.

b) As a consequence of introduction of hedge accounting the Company presents effective and ineffective part of hedge in equity and income statement respectiv settlements of hedges. In the above financial statements income on hedging transaction is presented as financial income. Ultimately, values resulting from hedging

c) On 23 April 2004 PKN ORLEN submitted an offer for the acquisition of 62.99% of UNIPETROL a.s. ("Unipetrol") share capital, and purchase of receivables ol directly or indirectly owned by UNIPETROL, as well as for purchase of 9.76% of Spolana a.s. share capital currently held by CKA.

On 29 April 2004 PKN ORLEN received a letter from WestLB - a financial advisor to Czech National Property Found ("NPF") and CKA, which stated that the auction for the 62.99% stake in Czech downstream oil and petrochemicals group Unipetrol offered by NPF in public bid. Therefore PKN ORLEN will also acqu and a 9.76% stake in Unipetrol's producing subsidiary, Spolana a.s. ("Spolana"), held by CKA.

On 4 June 2004 PKN ORLEN entered into an agreement with NPF to acquire, subject to appropriate regulatory approvals, 114,224,038 bearer shares (approximately 62.99% of all issued and outstanding shares of Unipetrol. PKN ORLEN has also reached agreements with CKA to acquire 745,000 beare represents 9.76% of the share capital of Spolana, a Unipetrol's producing subsidiary, and (ii) receivables towards some of the companies of the Unipetrol Group. dated on 28 April 2004, the Czech Government authorized sales of Unipetrol and Spolana shares and receivables mentioned above.

PKN ORLEN agreed to pay approximately CZK 11.3 billion for the 62.99% stake in Unipetrol, CZK 1.0 million for CKA's 9.76% stake in Spolana and appr approximately CZK 3.1 billion and EUR 9.5 million, and USD 4.9 million, as of 1 April 2004.

The agreement foresees a price adjustment mechanism for the shares in Unipetrol to address any unexpected change of value in Unipetrol until closing of this tr book value of Unipetrol as of the end of 2003 and at the end of the month in which PKN ORLEN acquires 62.99% stake in Unipetrol. The price adjustment for l 25% downward adjustment. The purchase price will be settled through the Escrow Account. 10% of the purchase price will be deposited on the Escrow Accoı purchase price shall be deposited on the Escrow Account after all conditions precedent provided in all three Unipetrol, Spolana and Framework Agreements are fu

Pursuant to the Unipetrol Agreement, PKN ORLEN may be obliged to contractual penalties amounting to CZK 5 million or to 10% of the purchase price for a br of PKN ORLEN to pay the contractual penalties does not exclude the right of NPF for damages.

The agreement was executed under several conditions precedent, among which the substantial conditions are:

- the antimonopoly consent shall have been obtained,
- the Czech Securities Commission shall have been informed by PKN ORLEN about the execution of the agreement,
- the preemptive rights relating to the change of control of Unipetrol, by any and all of the IOC member (Eni International B.V., Con Shell Overseas Investments B.V., as shareholders in Ceska rafinerska, a.s.) shall have been exercised or the time limit for the exercise of the pre-e
- any and all conditions precedent set out in the Spolana Agreement and/or in the Framework Agreement shall have been satisfied or wa
- the decision of the European Commission that the transaction does not constitute public aid or that it is compatible with the common m

A large portion of the funds for the financing of this transaction is already provided in the form of the currently available credit limits. The reminder will be arran to the transaction. The completion of the transaction will not result in any violation of any covenants under the syndicated credit facility agreement.

Following the acquisition of the NPF stake in Unipetrol and in accordance with Czech law, PKN ORLEN will launch a mandatory tender offer to acquire the (Spolana and Paramo a.s.).

On entering into the Unipetrol, Spolana and Framework Agreements, PKN ORLEN already had a general concept for Unipetrol Group restructuring. PKN ORL] and Eastern Europe Holdings B.V. ("ConocoPhillips"), one of the major oil and gas worldwide companies and Agrofert Holding, a.s., the second largest cher acquisition of 62.99% stake in Unipetrol from NPF, to procure as a majority shareholder in Unipetrol the sale by Unipetrol, some of Unipetrol's assets to ConocoP

The agreements with Agrofert contemplate divestiture of the Unipetrol assets that are not viewed as being core to PKN ORLEN's business, and related to agricu Agrofert will acquire the shares in, and the receivables towards, some of the Unipetrol subsidiaries. This should further reduce the indebtedness of the combine ORLEN to keep only the assets of Unipetrol it deems to be core. Following completion of these transactions, PKN ORLEN and Agrofert have agreed to discuss h joint shareholders.

Pursuant to an agreement with ConocoPhillips, PKN ORLEN has agreed to sell to ConocoPhillips one third of petrol stations, belonging to some of Unipetrol's operational advice and operational assistance to PKN ORLEN in stabilizing and continuing the operations of this Unipetrol subsidiary in the immediate period foll

The disposal of certain assets to ConocoPhillips and Agrofert will reduce the amount of funding required for this transaction.

The transactions contemplated with ConocoPhillips and Agrofert are expected to be closed by the end of 2005.

The transaction is expected to close by the end of the third quarter of 2004, once necessary Czech regulatory approvals have been granted.

3.10. Transformation for International Financial Reporting Standards purposes

The adjustments to the condensed consolidated financial statements prepared under Polish Accounting Standards (PAS) are presented below:

	Net profit for 6 months ended	Net profit for 3 months ended	Net profit for 6 months ended	N
	30 June 2004	30 June 2004	30 June 2003	3
	(unaudited)	(unaudited)	(unaudited)	(
PAS basis consolidated	1,099	717	551	
Payment from profit for social activity	(4)	(4)	(4)	
Borrowing costs capitalisation, less depreciation	(81)	(67)	(34)	
Amortisation of CPN goodwill	(5)	(2)	(5)	
IFRS treatment of negative goodwill	8	4	8	
Deferred tax on above adjustments	15	12	8	
Change of accounting standards (PAS)	26	-	-	
Other	7	8	(9)	
IFRS consolidated	1,065	668	515	

Net assets as of	
30 June 2004	31 Decei
(unaudited)	

PAS basis consolidated	**9,964**
Payment from profit for social activity	-
Borrowing costs capitalisation, net of depreciation	377
CPN goodwill, net of depreciation	57
IFRS treatment of negative goodwill	(46)
Deferred tax on above adjustments	(72)
Change of accounting standards (PAS)	-
Other	9
IFRS consolidated	**10,289**

3.11. Other

The consolidated financial statements have been authorised by Company's Management Board at premises of the Company, on 10 August 2004.

SIGNATURES OF THE MEMBERS OF THE MANAGEMENT BOARD

....	....
President – Jacek Walczykowski	**Vice President** - Slawomir Golonka
....	....
Member of the Management Board Krzysztof Kluzek	**Vice President** - Andrzej Macenowicz
....	....
Vice President – Jacek Strzelecki	**Vice President** – Janusz Wisniewski

END

Regulatory Announcement

Go to market news section

PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	(2)2nd quarter results_IFRS
Released	07:00 13-Aug-04
Number	9320B

-

Financial Highlights

ORLEN Group[1]	6 months ended Jun 30 2004 (unaudited data)		3 months ended Jun 30 2004 (unaudited data)		6 months ended Jun 30 2003 (unaudited data)		3 months ended Jun 30 2003 (unaudited data)		% change 6 months	
Results according to IFRS	PLNm	USDm	PLNm	USDm	PLNm	USDm	PLNm	USDm	PLNm	USDm
Sales revenue	13,731	3,560	7,406	1,903	10,895	2,816	5,933	1,547	26.0%	26.4%
EBITDA[2]	1,867	484	1,050	270	1,374	355	474	124	35.9%	36.3%
Operating profit/ (loss)	1,242	322	737	189	765	198	175	46	62.4%	62.6%
Financial expenses	140	36	16	4	170	44	7	2	-17.6%	-18.2%
Net profit (loss)	1,065	276	668	172	515	133	160	42	106.8%	107.5%
Net profit (loss) according to LIFO method	814	211	508	131	540	139	334	87	50.7%	51.8%
Operating cash flow	1,644	426	1,040	267	454	117	198	52	262.1%	264.1%

1) The following average exchange rates were used for the conversion of the amounts denominated in USD: H1 2003 – PLN 3.8687, H1 2004 – PLN 3.8571, PLN 3.8924.

2) EBITDA = OPERATING PROFIT + AMORTISATION/DEPRECIATION

- **Refining (Production + Wholesale):** In Q2 2004, the segment's financial result rose by PLN 495m in comparison w result of such factors as higher crack margins on refinery products.

- **Refining (Retail):** A jump of PLN 14m in profit in Q2 2004 as compared with Q2 2003, chiefly due to lower costs an margin.

- **Petrochemicals:** Q2 2004 saw an improvement in the segment's financial result relative to the analogous quarter of the by 42.7%) as a result of greater demand for petrochemical products, mainly fertilizers and polyvinyl chloride (Anwil SA).

- **Other Activities:** A 21.3% drop in revenue and concurrent decrease of 28.3% in the segment's costs had a positive impa result. In Q2 2004, a PLN 27m profit was recorded on the segment, versus a PLN 2m loss in Q2 2003.

- **Inland Premium:** In Q2 2004, a PLN 30m (30.3%) decrease of the inland premium in relation to Q2 2003 was observe fuel markets throughout the world enabled PKN Orlen to pursue a market-oriented policy, apply flexible prices, and ten prices below the import parity.

- **Profit on Sales:** A 52.0% increase in the profit on sales in Q2 2004 in relation to Q2 2003, attributable mainly to efficie

measures and positive market trends in all segments of the Group.

- **Net Profit:** The Q2 2004 net profit stood at PLN 668m, having grown by PLN 508m relative to the Q2 2003 profit drivei profit on sales and effective financial activities.

- **Net Operating Cash Flow:** A PLN 842m increase in the funds generated in Q2 2004 as compared with Q2 2003 as financial management and changes in excise tax regulations (approximately PLN 200m).

- **CAPEX:** Drop of CAPEX by PLN 36m in Q2 2004 over Q2 2003, upon the slower execution of investment projects, r (Production + Wholesale).

- **Operating Expenses Reduction Programme:** Implementation of the Programme led to a PLN 163m drop in expenses i translated into an operating result of PLN 133m.

Mr Jacek Strzelecki, Vice-President, Economic and Financial Director – *In the second quarter of the current year PKN to actively harness the benefits flowing to its operations from the existing market trends of high crude oil prices – averag BRENT stood USD 3.30/bbl above the record high prices of the crude in the first quarter of 2004 – as well as the related re comparison to the analogous period of 2003, the refinery margin (based on the PVM study) rose by 138%. To note, this upw all fuel types – gasoline, diesel fuel, as well as light fuel oil. The rising crude oil prices translated into a higher URAL/Brent rose from USD 2.05/bbl in Q2 2003 to USD 3.12/bbl in Q2 2004. The excellent conditions prevailing on the European ref hand in hand with an equally dynamic rate of growth of the Polish economy. In the first half of 2004, industrial production g 17.6% (y-o-y). In the first quarter of the year, the GDP grew by a steep 6.9% while the forecasts for Q2 2004 predict a growth. Meanwhile, the growth rate of fuel consumption – so critical to PKN ORLEN – amounted to more than 10% in Q2 20*

PKN ORLEN worked to take full advantage of the available market potential. Its mid-year operating result exceeded PLN 1. more than in the analogous period of 2003 which has been our best year in terms of financial performance. After the first si our net profit is already higher than the figure for the whole 2003. What is more, forecasts for the coming quarters are no less

Nevertheless, being fully aware of the sizeable volatility of external factors and their strong effect on the Company's curren the PKN ORLEN Management Board will continue to concentrate its efforts on the organisational and economic aspects of internal restructuring programme. Its key challenge resides in putting to life the comprehensive Operating Expenses Redu throughout the Group. After six months of the year, the Company has seen PLN 306m in savings, mainly in production an which PLN 247m directly affected the Company's operating profit. Thus, the cost-cutting targets for 2004 continue to be withi

Concurrently, we have began to search for new areas where the Company could rationalise costs. We are especially lo optimise CAPEX. Based on an analysis of the Group's cost-cutting potential, PKN ORLEN can realise savings in exc investments on the development of the retail network alone.

The restructuring process continues to be steadfastly implemented at PKN ORLEN. To present (some agreements were finc companies have been sold to generate almost PLN 69m in proceeds (including assets leased by Flexpol) and the workforce 267 full-time employees.

We are yet to be fully satisfied with our efforts to strengthen the Group's selling power, particularly in retail sales. Th restructuring at the retail network together with a rising barrier in demand (due to high prices) have adversely affected the sales volume. The planned intensification of marketing activities and of the investment process in the service station netwc regain the right momentum of the sales growth. Our strategic goals for sales per service station and the volume of non-j feasible.

The implementation of the value management and overall margin orpimisation programmes – so critical to the Group – is up gradually expand these to encompass the entire Group. Here, the main challenge will be to efficiently take over the manag integrate the business and assets of the Czech Unipetrol. To this end, the Management Board has set up a team with

organisational structure dedicated specifically to the task – the Unipetrol Holding Integration Office. The Office comprise from all of our areas of operations, as well as from the Group member companies. At the core of the programme, which developed, is the idea of segment management, that is the merger of areas of operations within the Concern (for example, logistics and finance) under single management, in order to maximise synergies and induce growth of the economic value o structure, instead of individual undertakings or geographical units.

Our stable capital structure, attested to by our debt to equity ratio of 23.63% and the debt to EBITDA ratio of 65% (y-o-y) g comfort and flexibility as we secure the right financing in Q4 2004 both to close the acquisition of Unitpetrol and to meet the for downsizing the excessive debt of the Czech holding.

Financials by Area of Activity

Market Overview

In the second quarter of 2004, the average price of Brent oil stood at USD 35.35/bbl, having gone up by USD 9.30/bbl (35. with the analogous period of 2003. The rise went hand in hand with a higher URAL/Brent differential, which moved from US 2003 to USD 3.12/bbl in Q2 2004. During the second quarter of 2004, the average market price of gasoline was USD 4 increase over Q2 2003). In the same period, an increase was recorded in the market prices of diesel fuel and Ekoterm, by USD 89.86/t, respectively (or by 36.7% and 39.3%). The crack margins for gasoline as well as for diesel fuel and light fue 74.3%, 41.3% and 62.9%, respectively, relative to the analogous period of the previous year. Both the U.S. dollar and the e against the Polish currency, the former rising by 1.5% (from PLN 3.8352/USD 1 in Q2 2003 to PLN 3.8924/USD 1 in Q2 20 by 7.7% (rise in the average exchange rate from PLN 4.3543/EUR 1 in Q2 2003 to PLN 4.6915/EUR 1 in Q2 2004).

According to GUS (National Statistics Office) data, highly favourable economic conditions prevailed on the Polish market i the year, which bore fruit in a stable rate of high economic growth. Industrial production rose by 17.6% from the first h manufacture of products deemed drivers of technological advancement rose even higher – by a steep 48.3%. It represents al production, while a year earlier it accounted for 13.2% of total production.

In addition, based on GUS data, in Q2 2004 consumer prices went up by 2.0%. The price rise was higher than in the analogo (0.4%). The average dynamics of consumer prices over the six months strengthened (2.6% in 2004 vs. 0.9% in 2003). T H1 2004 were up on the analogous period of 2003 by 4.9%, chiefly due to an increase in the prices of fuels (7.7%).

The crisis which impacted the Polish new auto market in May deepened in June. Its cause – as earlier forecasted by analyst including VAT changes, new auto price hikes and high fuel prices. The ever rising tide of used vehicle imports flooding represents yet another factor detrimental to the new automobile market.

Based on the data provided by Samar, 192.7 thousand new vehicles were sold in Poland in H1 2004 (12.5% improvement on was mainly a result of the good performance of Q1 2004. In June, customers purchased 23.2 thousand new vehicles, by 21.3 earlier. According to reports of the Ministry of Finance, 112.7 thousand automobiles were imported to Poland from other EU June, representing a 239.2% hike from May (47.1 thousand).

Fuel consumption in Poland is estimated to have grown in Q2 2004 by approximately 10.6% relative to the analogous peri ORLEN's estimated share in domestic consumption of liquid fuels in the first six months of the year amounted to 62.1% in the 50.3% in the case of diesel fuel, and 58.3% in the case of Ekoterm.

Refining (Production + Wholesale)

Refining (Production + Wholesale)	6 months ended Jun 30 2004 (unaudited data)	3 months ended Jun 30 2004 (unaudited data)	6 months ended Jun 30 2003 (unaudited data)	3 months ended Jun 30 2003 (unaudited data)	% change 6 months
Results					

according to IFRS	PLNm	USDm	PLNm	USDm	PLNm	USDm	PLNm	USDm	PLNm	USDm	Pl
Revenue, including:	9,248	2,398	5,291	1,360	7,400	1,913	3,457	901	25.0%	25.4%	:
Revenue on sales to third parties	6,086	1,578	3,362	864	4,556	1,178	2,210	576	33.6%	34.0%	:
Intra-company revenue *	3,162	820	1,929	496	2,844	735	1,247	325	11.2%	11.6%	:
Costs and expenses	8,170	2,118	4,637	1,191	6,740	1,742	3,298	860	21.2%	21.6%	<
Result **	**1,078**	**280**	**654**	**169**	**660**	**171**	**159**	**41**	**63.3%**	**63.7%**	**31**
Sales to third parties (thousand tonnes)***	4,099		2,166		3,672		1,911		11.6%		1
Sales of products to third parties (thousand tonnes)	4,099		2,166		3,669		1,909		11.7%		1

**) Revenue includes transfers to the retail segment in the amount of: H1 2003 – PLN 1,348m; H1 2004 – PLN 1,264m; Q2 2003 – PLN 586m; Q2 2004 – PLI*

***) The segment's operating result, net of the costs not attributed to any of the segments, incurred at the Group's level.*

****) Products including crude oil.*

The Q2 2004 result in refining totalled PLN 654m, rising from PLN 159m of the analogous period of 2003. The increase was revenue in the segment (up by 53.1%), while the total costs and expenses of the segment grew only by 40.6%. The revenu segment were largely affected by the inclusion in the segment in Q2 2004 of some of the German operations (more than P revenue and costs) and ORLEN Petrocentrum Sp. z o.o. (more than PLN 280m both in revenue and costs). In the pre companies were entirely included under Refining (Retail). The decision to split operations followed from a higher share of v companies' total sales.

Implementation of the comprehensive Operating Expenses Reduction Programme ushered in savings of PLN 59.1m for the se

The segment's result was affected by an increase in prices of gasoline, diesel and light fuel oil in Q2 2004 in relation to t period of 2003, by 47.0%, 36.7%, and 39.3%, respectively. The jump in prices was accompanied by a rise in crack margins on

In Q2 2004, the volume of diesel fuel and gasoline sold to third parties grew by 17.8% and 23.6%, respectively, in comparis The sales volume of light products was up by 23.3% in aggregate. The growth in the sales volume of fuels was caused, amon the inclusion of some of the German operations and ORLEN Petrocentrum Sp. z o.o. in the segment in Q2 2004 and greater in Poland (rising by 10.6% in relation to Q2 2003).

As at the end of H1 2004, the segment's result stood at PLN 1,078m, representing a PLN 418m increase from the figure re same period of 2003.

Refining (Retail)

Refining (Retail)	6 months ended Jun 30 2004 (unaudited data)		3 months ended Jun 30 2004 (unaudited data)		6 months ended Jun 30 2003 (unaudited data)		3 months ended Jun 30 2003 (unaudited data)		% change 6 months		
Results according to IFRS	PLNm	USDm	PLNm	USDm	PLNm	USDm	PLNm	USDm	PLNm	USDm	P
Revenue, including:	5,516	1,430	3,037	780	4,679	1,209	2,984	778	17.9%	18.3%	
Revenue on sales to third parties	5,503	1,427	3,030	778	4,496	1,162	2,883	752	22.4%	22.8%	
Intra-company	13	3	7	2	183	47	101	26	-92.9%	-93.6%	-

revenue										
Costs and expenses	5,482	1,421	2,984	767	4,664	1,206	2,945	768	17.5%	17.8%
Result*	**34**	**9**	**53**	**13**	**15**	**3**	**39**	**10**	**126.7%**	200.0%
Sales to third parties (thousand tonnes)	1,599		847		1,653		1,016		-3.3%	-

**) The segment's operating result, net of the costs not attributed to any of the segments, incurred at the Group's level.*

The segment's revenue in the second quarter of 2004 rose by PLN 53m (1.8%) in comparison with the second quarter of 200: expenses increased by PLN 41m (1.4%). Costs and expenses grew at a slower rate chiefly thanks to the implementation of tl Operating Expenses Reduction Programme which yielded PLN 46.5m in savings to the segment.

The higher sales revenue went hand in hand with a drop in sales volume (16.6%) partially as a result of a change in consoli Q2 2004, sales volume of the German operations in Refining (Production + Wholesale) amounted to approximately 140 thous in Q2 2003n all of the activities conducted by those companies were included under Refinery (Retail). The Q2 2004 reven German companies and attributed to the segment amounted to PLN 1,793m; in the analogous period of 2003 it was PLN 1,791

In Q2 2004, as compared with Q2 2003, PKN ORLEN's unit retail margins fell by 29.5% on diesel fuel and by 9.9% on gas time, the non-fuel margin rose by 6.5%. The Group's sales revenue on non-fuel goods stood at PLN 207m in Q2 2004, rep increase on the analogous period of 2003.

A further rise (by 26%) was seen in the volume of retail fuel sales under the FLOTA loyalty programme, attributable to a ran activities organised by PKN ORLEN. At the same time, the share of retail fuel sales under the VITAY programme in the t fuel shrank slightly – by 4.7 pp.

The above factors generated PLN 14m more profit as compared with Q2 2003, which amounted to PLN 53m (in Q2 2003 it st The operations in Germany attributable to the segment recorded an operating profit of PLN 12m in Q2 2004, while in Q2 companies had achieved an operating profit of PLN 9m.

As at the end of H1 2004, the segment's result was PLN 34m as compared to a PLN 15m profit as at the end of the first six mc

Petrochemicals

Petrochemicals	**6 months ended Jun 30 2004 (unaudited data)**		**3 months ended Jun 30 2004 (unaudited data)**		**6 months ended Jun 30 2003 (unaudited data)**		**3 months ended Jun 30 2003 (unaudited data)**		**% change 6 months**		
Results according to IFRS	**PLNm**	**USDm**	**PLNm**	**USDm**	**PLNm**	**USDm**	**PLNm**	**USDm**	**PLNm**	**USDm**	**Pl**
Revenue, including:	2,490	645	1,220	313	2,296	593	1,039	271	8.4%	8.8%	1
Revenue on sales to third parties	1,822	472	869	223	1,606	415	724	189	13.4%	13.7%	2
Intra-company revenue	668	173	351	90	690	178	315	82	-3.2%	-2.8%	1
Costs and expenses	2,171	563	1,103	283	2,004	518	957	250	8.3%	8.7%	1
Result*	**319**	**82**	**117**	**30**	**292**	**75**	**82**	**21**	**9.2%**	**9.3%**	**4**
Sales to third parties (thousand tonnes)	1,069		493		1,066		468		0.3%		

**) The segment's operating result, net of the costs not attributed to any of the segments, incurred at the Group's level.*

The segment's result for Q2 2004 amounted to PLN 117m, while in the corresponding quarter of 2003 it had totalled PLN 82n

petrochemicals was higher by PLN 181m (up by 17.4%). The volume of sales to exetrnal customers rose as well (by 5 attributable to a stronger demand for petrochemicals, chiefly for the products of Anwil SA. In Q2 2004, sales volume : products increased. The quantitative rise was associated with an even higher increase in the value of sales of such produ nitrate (by 46.0%), polyvinyl chloride (52.3%), and CANWIL (96.3%). Anwil SA's operating profit in Q2 2004 was PLN : PLN 11.4m of Q2 2003. The company's good performance was driven by the high euro exchange rate, accompanied by peak markets and stronger demand on the fertilisers market.

The implementation of the comprehensive Operating Expenses Reduction Programme ushered in PLN 13.3m in savings for th

As at the end of H1 2004, the segment's results stood at PLN 319m, thus rising by 9.2% from the figure recorded in the same

Other Activities

Other activities	6 months ended Jun 30 2004 (unaudited data)		3 months ended Jun 30 2004 (unaudited data)		6 months ended Jun 30 2003 (unaudited data)		3 months ended Jun 30 2003 (unaudited data)		% change 6 months		
Results according to IFRS	PLNm	USDm	PLNm	USDm	PLNm	USDm	PLNm	USDm	PLNm	USDm	P
Revenue, including:	718	186	321	82	803	207	408	106	-10.6%	-10.1%	-
Revenue on sales to third parties	320	83	145	37	237	61	116	30	35.0%	36.1%	
Intra-company revenue	398	103	176	45	566	146	292	76	-29.7%	-29.5%	-
Costs and expenses	657	170	294	76	789	204	410	107	-16.7%	-16.7%	-
Result*	**61**	**16**	**27**	**6**	**14**	**3**	**-2**	**-1**	**335.7%**	**433.3%**	
Sales to third parties (thousand tonnes)	87		42		41		12		112.2%		2

*) *The segment's operating result, net of the costs not attributed to any of the segments, incurred at the Group's level.*

In addition to the companies involved in the production of energy and provision of services to PKN ORLEN, the "other a includes a number of undertakings which were established as part of the restructuring process.

In Q2 2004, the segment generated a profit of PLN 27m. To compare, in the preceding year the segment had recorded a los improvement followed from the fact that the segment's costs and expenses decreased at a more rapid pace that its revenue. Th of the comprehensive Operating Expenses Reduction Programme ushered in PLN 44.1m in savings for the segment.

As at the end of H1 2004, the segment's profit amounted to PLN 61m as compared with the PLN 14 in profit generated in the of 2003.

Financial Review

Profit and Loss Account

The profit on sales for Q2 2004 totalled PLN 1,523m, rising by PLN 521m (52%) from the result reported for the analog previous year. The improvement comes from a rise in sales revenue (an increase of PLN 1,473m) that is greater than the con cost of sales (an increase of PLN 952m). The value of external sales increased in all segments, with the largest improvemen

(Wholesale), where sales to third parties grew by PLN 1,152m (52.1%), and Petrochemicals, where sales to third parties gr (20.0%). The amount of revenue derived from Refining (Wholesale) was significantly affected by the decision to consolida conducted by companies operating in Germany and by higher market fuel prices. The Q2 2004 sales of our German op PLN 2,245m, while in Q2 2003, they had amounted to PLN 1,797m.

In the second quarter of 2004, the cost of sales shrunk by PLN 46m (8.1%) relative to Q2 2003, to amount to PLN 525m. In the general administrative expenses fell by PLN 15m (6.0%) on Q2 2003 to stand at PLN 235m.

In Q2 2004 a loss of PLN 26m was recorded on other operating activities. Financial income in the second quarter of 2004 st rising by PLN 27m as compared with Q1 2003, upon the recognition of higher currency exchange gains under Q2 2004 fina the disclosure of gains on financial instruments. At the same time, the Group's financial expenses rose by PLN 9m. As a result segment totalled PLN 67m in the second quarter of 2004, while in the analogous period of 2003, it had amounted to PLN 49m

The share of undertakings consolidated with the equity method in the financial result amounted to PLN 29m in Q2 2004, rel of Q2 2003.

As a result of a higher pre-tax profit, the Q2 2004 income tax amounted to PLN 146m, which represents an PLN 82m in the analogous period of the previous year.

The above factors produced a net profit of PLN 668m for Q2 2004, up by PLN 508m on Q2 2003.

As at the end of H1 2004, the net profit totalled PLN 1,065m, thus, rising by PLN 550m from the one recorded in the analogou

Balance Sheet

As at the end of the second quarter of 2004, the total assets amounted to PLN 18,131m, up by 5.7% from December 31st 2(fixed assets fell by PLN 59m (0.6%) in comparison with December 31st 2003, and amounted to PLN 10,656m, chiefly upon in tangible fixed assets in relation to their value as at December 31st 2003. As at the end of Q2 2004, current assets grew from at December 31st 2003) to PLN 7,475m mainly due to an increase in stocks, trade debtors and other accounts receivable, sho as well as cash and cash equivalents: by PLN 307m (10.0%), PLN 232m (9.2%) and PLN 506m (80.4%), respectively.

Shareholders' equity stood at PLN 10,289m as at the end of Q2 2004, up by PLN 779m (8.2%) in relation to the end of contributing item was a higher retained profit (PLN 787m). Long-term liabilities amounted to PLN 2,896m, rising by PLN 15 with the end of 2003, chiefly due to an increase in liabilities on loans (by PLN 133m). Short-term liabilities rose as well, fro at December 31st 2003 to PLN 4,497m as at June 30th 2004. As for short-term liabilities, liabilities, accruals and deferre value (by PLN 738m) while loans and borrowing dropped in value (PLN 732m). The Group's total debt (loans, borrowing reached PLN 2,432m as at June 30th 2004, which means a drop of PLN 599m as compared with the end of 2003.

Cash Flow

The Q2 2004 net operating cash flow stood at PLN 1,040m, which means a PLN 842m increase relative to the analogous attributable mainly to higher by PLN 508m net profit and a positive trend noted in liabilities and accruals and deferred income grew by PLN 144m while in Q2 2003 they had decreased by PLN 407m).

Investment cash outflow amounted to PLN 429m in Q2 2004, up by PLN 241m on the corresponding quarter of the previous y investment cash outflow was greater compared with the first quarter of 2003 chiefly due to CAPEX made on tangible fix ORLEN (including an investment related to revamping Ethylene Cracker II), and the acquisition of short-term securities in c Group's short-term financial surplus. As was true of the analogous period of the preceding year, at the end of the second qu Group recorded a negative balance of financing cash flow of PLN 358m (Q2 2003 – PLN 291m). Such an outflow was cause the Group's debt under loans and borrowings and debt securities. In the second quarter of 2004, the net outflow on contracte and borrowings and debt securities stood at PLN 344m, while in Q2 2003 the inflow had amounted to PLN 246m.

As at the end of H1 2004, operating cash flows amounted to PLN 1,644m, rising by PLN 1,190m from the amount recorded period of 2003.

Investing cash inflow of PLN 789m as at the end of H1 2004 results chiefly from CAPEX on tangible fixed assets and the ac term securities; at the end of H1 2003, it had totalled PLN 861m, comprising mainly the acquisition of operations in Germany

A decrease in short- and long-term loans and borrowings led to a decrease in net financing cash, which as at the end of PLN 580m.

Net cash at the end of Q2 2004 totalled PLN 837m, rising by PLN 457m on the analogous period of 2003. The increase is the Group's good operating result, changes in excise tax regulations, and sound monitoring and management of accounts recei The Group's free cash is by and large short-term in nature; the Group plans to use it mainly to finance the acquisition of Unipe

APPENDIX I

PKN ORLEN
ABBREVIATED CONSOLIDATED PROFIT AND LOSS ACCOUNTS
for the periods of 6 and 3 months
ending on June 30th 2004 and June 30th 2003
(PLNm)

ITEM	6 months ended Jun 30 2004 (unaudited data)	3 months ended Jun 30 2004 (unaudited data)	6 months ended Jun 30 2003 (unaudited data)	3 months ended Jun 30 2003 (unaudited data)	% change 6 months	% 3
Sales revenue	**13,731**	**7,406**	**10,895**	**5,933**	26.0%	
Cost of sales	10,995	5,883	8,724	4,931	26.0%	
Profit (loss) on sales	**2,736**	**1,523**	**2,171**	**1,002**	**26.0%**	
Other operating income	124	72	237	49	**-47.7%**	
Selling costs	1,067	525	1,026	571	4.0%	
General and administrative expenses	419	235	459	250	-8.7%	
Other operating expenses	132	98	158	55	-16.5%	
Operating profit (loss)	**1,242**	**737**	**765**	**175**	**62.4%**	
Financial income	202	83	132	56	53.0%	
Financial expenses	140	16	170	7	-17.6%	
Share in profit (loss) of undertakings consolidated with equity method	46	29	21	11	119.0%	
Pre-tax profit (loss)	**1,350**	**833**	**748**	**235**	**80.5%**	

Corporate income tax	249	146	216	64	15.3%	
Net profit (loss)	1,101	687	532	171	107.0%	
Profit (loss) attributable to minority interests	36	19	17	11	111.8%	
Net profit (loss)	**1,065**	**668**	**515**	**160**	**106.8%**	

APPENDIX II

PKN ORLEN
ABBREVIATED CONSOLIDATED BALANCE SHEETS
as at June 30th 2004 and December 31st 2003
(PLNm)

ITEM	Jun 30 2004 (unaudited)	Dec 31 2003	% change
ASSETS			
Fixed assets			
Tangible fixed assets	9,705	9,807	-1.0%
(Negative) goodwill	-255	-273	-6.6%
Intangible fixed assets	111	121	-8.3%
Financial assets	559	534	4.7%
Shares and equity interests in undertakings consolidated with equity method	509	493	3.2%
Deferred tax assets	16	15	6.7%
Other fixed assets	11	18	-38.9%
Total fixed assets	**10,656**	**10,715**	-0.6%
Current assets			
Stocks	3,365	3,058	10.0%
Trade debtors and other accounts receivable	2,745	2,513	9.2%
Taxes receivable	2	65	-96.9%
Short-term securities	298	67	344.8%
Prepayments	138	80	72.5%
Cash and cash equivalents	837	562	48.9%
Other financial assets	90	89	1.1%
Total current assets	**7,475**	**6,434**	16.2%
Total assets	**18,131**	**17,149**	5.7%
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity			

Share capital	534	534	0.0%
Reserve funds	1,359	1,359	0.0%
Hedging accounting – cash flows	12		
Revaluation capital reserve	856	856	0.0%
Currency-translation differences on subsidiary undertakings	42	62	-32.3%
(Accumulated loss)/retained profit brought forward	7,486	6,699	11.7%
Total shareholders' equity	**10,289**	**9,510**	8.2%
Minority interests	**449**	**427**	5.2%
Long-term liabilities			
Loans and borrowings	1,969	1,836	7.2%
Provisions	632	616	2.6%
Deferred income tax provisions	295	293	0.7%
Total long-term liabilities	**2,896**	**2,745**	5.5%
Short-term liabilities			
Liabilities and accrued expenses	3,969	3,231	22.8%
Corporate income tax payable	30	-	
Loans and borrowings	463	1,195	-61.3%
Deferred income	22	14	57.1%
Other financial liabilities	13	27	-51.9%
Total short-term liabilities	**4,497**	**4,467**	0.7%
Total shareholders' equity and liabilities	**18,131**	**17,149**	5.7%

APPENDIX III

PKN ORLEN
ABBREVIATED CONSOLIDATED CASH FLOW STATEMENTS
for the periods of 6 and 3 months
ending on June 30th 2004 and June 30th 2003
(PLNm)

ITEM	6 months ended Jun 30 2004 (unaudited data)	3 months ended Jun 30 2004 (unaudited data)	6 months ended Jun 30 2003 (unaudited data)	3 months ended Jun 30 2003 (unaudited data)	% change 6 months	% 3
Net operating cash flow						
Net profit (loss)	**1,065**	**668**	**515**	160	**550.0**	
Total adjustments:				0		

Profit (loss) attributable to minority interests	36	19	17	11	19.0
Share in profit (loss) of undertakings consolidated with equity method	-46	-29	-21	-11	-25.0
Depreciation and amortisation	609	305	593	290	16.0
Net dividends and interest	-49	-2	16	30	-65.0
Corporate income tax as disclosed in profit and loss account	249	146	216	64	33.0
(Profit) loss on investment activities	26	13	-29	-29	55.0
Decrease / (increase) in accounts receivable	-250	144	-244	122	-6.0
Decrease / (increase) in stocks	-321	-225	-260	98	-61.0
(Decrease) / increase in liabilities and accrued expenses	497	144	-117	-407	614.0
(Decrease) / increase in provisions	12	11	10	23	2.0
Other adjustments	-23	-47	-75	-52	52.0
Corporate income tax paid	-161	-107	-167	-101	6.0
Net operating cash	**1,644**	**1 040**	**454**	**198**	**1,190.0**
Investing cash flow					
Acquisition of intangible and tangible fixed assets	-637	-315	-466	-233	-171.,0
Disposal of tangible fixed assets	15	-7	8	4	7.0
Disposal of assets available for sale	7	7	3	1	4.0
Acquisition of assets available for sale	-27	-16	-38	-16	11.0
Acquisition of businesses in Germany less total acquired cash and cash equivalents	0	0	-419	0	419.0
Purchase of short-term securities	-293	-207	-29	-16	-264.0
Disposal of short-term securities	65	33	19	11	46.0
Dividends and interest received	84	81	66	65	18.0
Loans/borrowings advanced/repaid	0	0		0	0.0
Other	-3	-5	-5	-4	2.0
Net investing cash outflow	**-789**	**-429**	**-861**	**-188**	**72.0**
Financing cash flow					
Increase in long- and short-term loans and borrowings	645	48	2,156	614	-1,511.0

Decrease in long- and short-term loans and borrowings	-1,189	-392	-1,469	-860	280.0	4
Interest paid	-31	-12	-75	-43	44.0	
Other	-5	-2	-3	-2	-2.0	
Net financing cash inflow/(outflow)	**-580**	**-358**	**609**	**-291**	**-1,189.0**	.
Change in net cash	**275**	**253**	**202**	**-281**	**73.0**	5
Cash at beginning of period	**562**	**584**	**178**	**661**	**384.0**	.
Cash at end of period	**837**	**837**	**380**	**380**	**457.0**	4

APPENDIX IV

PKN ORLEN
KEY FINANCIAL DATA BY BUSINESS SEGMENT
for the periods of 6 and 3 months
ending on June 30th 2003 and June 30th 2004
(PLNm)

ITEM	6 months ended Jun 30 2004 (unaudited data)	3 months ended Jun 30 2004 (unaudited data)	6 months ended Jun 30 2003 (unaudited data)	3 months ended Jun 30 2003 (unaudited data)	% change 6 months
REVENUE ON SALES TO THIRD PARTIES[1]					
Refining (production + wholesale)	6,086	3,362	4,556	2,210	33.6%
Refining (retail)	5,503	3,030	4,496	2,883	22.4%
Petrochemicals	1,822	869	1,606	724	13.4%
Other activities	320	145	237	116	35.0%
TOTAL	**13,731**	**7,406**	**10,895**	**5,933**	**26.0%**
FINANCIAL RESULT[2]					
Refining (production + wholesale)	1,078	654	660	158	63.3%
Refining (retail)	34	53	15	40	126.7%
Petrochemicals	319	117	292	82	9.2%
Other activities	61	27	14	-2	335.7%

Exclusions	-2				
Total of non-attributed items	-248	-114	-216	-103	
TOTAL	**1,242**	**737**	**765**	**175**	**62.4%**
EXPENDITURE ON FIXED ASSETS					
Refining (production + wholesale)	140	91	254	149	-44.9%
Refining (retail)	115	68	88	59	30.7%
Petrochemicals	273	125	133	71	105.3%
Other activities	29	15	63	53	-54.0%
Total of non-attributed items	15	11	20	14	-25.0%
TOTAL	**572**	**310**	**558**	**346**	**2.5%**
DEPRECIATION AND AMORTISATION					
Refining (production + wholesale)	303	138	324	160	-6.5%
Refining (retail)	116	73	80	51	45.0%
Petrochemicals	114	57	102	38	11.8%
Other activities	74	36	85	41	-12.9%
Total of non-attributed items	18	9	18	9	0.0%
TOTAL	**625**	**313**	**609**	**299**	**2.6%**

1. Revenue on sales to third parties represents exclusively sales to undertakings outside of the ORLEN Group.

2. Financial result comprises revenue on sales to third parties and transfer to other segments.

APPENDIX V

PKN ORLEN

KEY OPERATING DATA

for the periods of 6 and 3 months

ending on June 30th 2003 and June 30th 2004

(tonnes)

ITEM	6 months ended Jun 30 2004 (unaudited data)	3 months ended Jun 30 2004 (unaudited data)	6 months ended Jun 30 2003 (unaudited data)	3 months ended Jun 30 2003 (unaudited data)	% change 6 months
CRUDE OIL THROUGHPUT ('000 tonnes)	**5,956**	**3,036**	**6,030**	**3,017**	**-1.2%**

REFINERY OUTPUT					
Gasoline	1,328,828	708,145	1,342,331	645,782	-1.0%
Diesel fuel	1,663,957	885,624	1,525,831	839,453	9.1%
Fuel oil (III)	276,305	155,703	401,639	220,284	-31.2%
Ekoterm	742,420	300,108	714,693	237,096	3.9%
Jet A-1	134,413	87,176	95,388	51,746	40.9%
LPG	95,577	48,493	114,316	51,865	-16.4%
Other refining products	560,522	359,359	547,204	307,246	2.4%
TOTAL	**4,802,022**	**2,544,608**	**4,741,402**	**2,353,472**	**1.3%**
SALES OF REFINING PRODUCTS					
Gasoline	1,807,725	976,506	1,609,385	910,906	12.3%
Diesel fuel	1,889,243	1,020,364	1,674,515	967,801	12.8%
Fuel oil (III)	216,546	93,068	303,888	145,395	-28.7%
Ekoterm	822,648	338,284	809,963	369,871	1.6%
Jet A-1	144,794	91,298	99,253	48,947	45.9%
LPG	147,424	77,754	146,607	72,958	0.6%
Other refining products	669,936	416,167	678,547	409,318	-1.3%
TOTAL	**5,698,316**	**3,013,441**	**5,322,158**	**2,925,196**	**7.1%**

PETROCHEMICAL OUTPUT					
Polyethylene	0	0	26,868	0	
Polypropylene	0	0	25,104	0	
Ethylene	74,930	31,725	55,981	38,677	33.8%
Glycol	50,199	22,762	51,651	23,152	-2.8%
Propylene	96,348	39,729	85,402	52,626	12.8%
Ammonium nitrate	270,701	151,864	214,088	114,288	26.4%
CANWIL	153,333	72,236	136,856	61,663	12.0%
Polyvinyl chloride (PVC)	105,552	45,387	103,925	51,142	1.6%
Other petrochemical products	311,261	143,585	407,899	239,466	-23.7%
TOTAL	**1,062,324**	**507,288**	**1,107,774**	**581,014**	**-4.1%**
SALES OF PETROCHEMICAL PRODUCTS					
Polyethylene	13,810	4,443	34,707	4,754	-60.2%
Polypropylene	11,528	3,958	36,052	5,440	-68.0%
Ethylene	75,358	31,530	56,258	37,395	34.0%
Glycol	51,905	26,196	49,322	20,560	5.2%
Propylene	96,768	39,942	83,812	49,582	15.5%
Ammonium nitrate	258,762	129,381	237,428	97,238	9.0%

CANWIL	146,151	59,047	160,750	66,413	-9.1%
Polyvinyl chloride (PVC)	110,156	51,089	102,463	45,752	7.5%
Other petrochemical products	304,234	147,043	305,048	141,192	-0.3%
TOTAL	**1,068,672**	**492,629**	**1,065,840**	**468,326**	**0.3%**

APPENDIX VI

PKN ORLEN

SALES OF MAIN PRODUCTS

for the periods of 6 and 3 months

ending on June 30th 2003 and June 30th 2004

(tonnes)

Sales of light products in the ORLEN Group (by volume)	6 months ended Jun 30 2004 (unaudited data)	3 months ended Jun 30 2004 (unaudited data)	6 months ended Jun 30 2003 (unaudited data)	3 months ended Jun 30 2003 (unaudited data)	% change 6 months
Wholesale of main light products, including:	**3,123,091**	**1,611,595**	**2,586,878**	**1,306,843**	**20.7%**
- Gasoline	876,555	482,941	718,739	390,814	22.0%
- Diesel fuel	1,279,330	699,126	1,059,644	593,303	20.7%
- Jet A-1	144,794	91,298	99,253	48,947	45.9%
- Ekoterm	822,412	338,230	709,242	273,779	16.0%
Retail sales of engine fuels, including:	**1,598,454**	**846,875**	**1,551,803**	**919,554**	**3.0%**
- Gasoline	931,170	493,565	890,646	520,086	4.5%
- Diesel fuel	609,913	321,238	614,871	374,498	-0.8%
- LPG	57,371	32,072	46,286	24,970	23.9%
Total sales of fuels, including:	**4,811,834**	**2,504,206**	**4,339,723**	**2,370,477**	**10.9%**
- Engine fuels	3,989,186	2,165,922	3,529,760	2,000,606	13.0%

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	LIFO_Q2 04
Released	07:00 13-Aug-04
Number	9321B

PKN ORLEN SA
SEC File
82-5036

Regulatory announcement 68/2004 dated 13 August 2004

Impact of LIFO valuation of inventories

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN"), Central Europe's largest downstream oil company, informs about **impact of LIFO valuation of inventories on unconsolidated financial results of PKN ORLEN and consolidated financial results of PKN ORLEN Capital Group for 2Q 2004 and after 2Q 2004.**

Estimates of gross income and net income (after deferred taxation) assuming LIFO valuation of inventories of PKN ORLEN under Polish Accounting Standards (PAS) and of PKN ORLEN Capital Group under PAS and under International Financial Reporting Standards (IFRS) are as follows (PLN m):

	2Q 2004	**After 2Q 2004**	**2Q 2003**	**After 2Q 2003**
PKN ORLEN's unconsolidated gross profit under PAS	617	943	428	812
PKN ORLEN's unconsolidated net profit under PAS	506	760	310	583
Consolidated gross profit under PAS	676	1,050	482	805
Consolidated net profit under PAS	557	848	347	580
Consolidated gross profit under IFRS	636	1,040	474	782
Consolidated net profit under IFRS	508	814	334	540

The assumptions used for the above LIFO estimates are the same as used for previously published LIFO estimates. These assumptions were published in current report no 29/2002 dated 21st May 2001.

About PKN ORLEN S.A.

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Changes in the Mgmt Board
Released	07:00 17-Aug-04
Number	0273C

Regulatory announcement 69/2004 dated August 17, 2004

PKN ORLEN SA Management Board Changes

Polski Koncern Naftowy ORLEN SA ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby announces that on August 16, 2004 the Supervisory Board of PKN ORLEN reviewed the manner of Mr Jacek Walczykowski's appointment to the position of President of the Management Board of PKN ORLEN.

Following this review, the Supervisory Board unanimously adopted resolutions to dismiss Mr Jacek Walczykowski from the position of President of the Management Board of PKN ORLEN and General Director, and appoint Mr Janusz Wisniewski, Vice President of the Management Board of PKN ORLEN, to act as temporary chairperson of the Management Board until a new President is appointed, according to the procedure agreed by the Supervisory Board.

The Supervisory Board agreed that the appointment of the new President would be made in consultation with the same personnel advisor as previously envisaged.

About PKN ORLEN

PKN ORLEN is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

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PKN ORLEN SA
SEC File
82-5036

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	The list after EGMs
Released	08:48 18-Aug-04
Number	0792C

Regulatory announcement 70/2004 dated 18 August 2004

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby discloses the list of shareholders who had a right to exercise at least 5% of total votes at the Extraordinary General Meeting of Shareholders of PKN ORLEN which was originally called on August 5, 2004.

No	Shareholder	Number of shares owned	Type of shares	Number of votes	Votes (%)
1.	**COMMERCIAL UNION OFE BPH CU WBK** Prosta 70 00-838 Warszawa	22,000,000	bearer	22,000,000	7.57%
2	**ING NATIONALE-NEDERLANDEN POLSKA OFE** Ludna 2 00-406 Warszawa	18,000,000	bearer	18,000,000	6.20%
3	**NAFTA POLSKA Spolka Akcyjna** Jasna 12 00-013 Warszawa	74,076,299	bearer	74,076,299	25.50%
4	**STATE TREASURY** Krucza 36 / Wspolna 6 00-522 Warszawa	43,633,897	bearer	43,633,897	15.02%
5	**THE BANK OF NEW YORK** 101 Barclay Street New York, N.Y. 10286,	44,662,932	bearer	44,662,932	15.37%

	USA					

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Company	Polski Koncern Naftowy Orlen S.A.	**PKN ORLEN SA**
TIDM	POKD	**SEC File**
Headline	Re.: ORLEN Oil	**82-5036**
Released	16:23 18-Aug-04	
Number	1089C	

Regulatory announcement no 71/2004 dated 18 August 2004

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, informs of the registration on 11 August 2004 of an increase in the initial capital of ORLEN Oil Sp. z o.o. ("ORLEN Oil") by a District Court in Krakow (Poland).

The initial capital of ORLEN Oil was increased by PLN 31,535,000.00 from PLN 43,558,000.00 to PLN 75,093,000.00. This was covered by a contribution in cash from PKN ORLEN.

PKN ORLEN's stake in ORLEN Oil increasd from 9% to 47.2%. The remaining shares are owned by Rafineria Trzebina (43.8%), Rafineria Nafty Jedlicze (4.5%) and Rafineria Czechowice (4.5%).

Every share gives the holder the right to one vote at the General Meeting of shareholders.

The reason for the capital increase is to provide part of the financing of the purchase by ORLEN Oil Oil Division properties owned by PKN ORLEN. This transaction resulted from the implementation of the agreed strategy, aimed at the consolidation by ORLEN OIL of oil assets operated by PKN ORLEN, in order to create one unit managing PKN ORLEN's oil business.

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re.: Articles of Association
Released	15:41 20-Sep-04
Number	1323D

Regulatory announcement no 72/2004 dated 20 September 2004

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby announces the unified text of the Articles of Association of PKN ORLEN.

The unified text of the Articles of Association accepted in resolution no 439/2004 of the Supervisory Board of PKN ORLEN dated 17 September 2004, including changes registered by the District Court in Warsaw (Poland).

The amendment to the resolution no 439/04 dated 17 September 2004 regarding approval of the unified text of the Articles of Association. The Articles of Association are binding from 2 September 2004.

ARTICLES OF ASSOCIATION OF POLSKI KONCERN NAFTOWY ORLEN Spolka Akcyjna

(joint stock company) with its registered office in Plock

§ 1

Founding, Founder and the Company

1

The Company was founded as a result of the transformation of a state-owned company named Mazowieckie Zaklady Rafineryjne i Petrochemiczne with its registered office in Plock on principles stated in regulations concerning the privatisation of public companies.

2

The founder of the Company is the State Treasury.

3

The company acts under the business name of Polski Koncern Naftowy ORLEN Spolka Akcyjna. The Company can use the abbreviated business name of PKN

ORLEN S.A.

§ 2

Registered office, business activities and scope of action.

1

The registered office for the Company is in Plock.

2

The Company's scope of business is:

1. crude oil processing and production of semi-finished petroleum products (refinery and petrochemicals);
2. conducting commercial activity within domestic and foreign markets on its own account, on order and on a commission basis, in particular: trade of crude oil, oil fuels and others, sale of mechanical vehicles as well as components and accessories for them, sale of manufactured goods and food products;
3. conducting research, design, development, civil engineering, manufacturing works on its own account and on a commission basis, within the activities connected with processing, storage, co-branding, turnover of solid, liquid and gas fuels and chemical products derivatives as well as road, rail, sea and pipeline transport;
4. conducting transportation activity with road, rail, sea and pipeline transport;
5. warehousing and storage of crude oil and liquid fuels as well as creating and maintaining fuel provisions in compliance with rules specified in adequate regulations;
6. providing services connected with the Company's business activities, in particular:
   a) sea and land reloading;
   b) fuels and gases purification, including leading, dyeing, adding of the components;
7. buy-out, turnover and processing of used oils and other chemical waste;
8. generation, transmission and turnover of electric and heat power;
9. carrying out the overhaul of machinery within the scope of business activity, in particular refinery and petrochemical plants, fuel tanks, fuel stations and means of transport;
10. metal production and plastic processing;
11. running of fuel stations, coffee-shops, restaurants and hotels;
12. conducting capital investment activity, in particular buying and trading of shares and stakes both on domestic and foreign markets;
13. running educational activity, conducting vocational schools as well as social and living activities;
14. conducting book-keeping and accounting activities as well as activities

connected with data building and data processing.

15. financial agency services including receipt of money orders and transference of liabilities to cheque drawers;
16. providing services in respect of the clearance of electronic fuel cards
17. conducting geodesy and cartography activities
18. production and exploration of crude oil
19. production and exploration of natural gas
20. production of metal prefabricated buildings excluding service activities
21. production of metal construction excluding service activities
22. services in respect of installing metal constructions
23. performance of general civil work (building construction)
24. performance of general civil work in the area of line constructions: pipelines, power supply lines, electric traction line and telecommunication – long-distance transmission lines
25. performance of general civil work in the area of construction of distribution lines: pipelines, power supply lines, electric traction line and telecommunication – local lines
26. performance of general civil work in the area of mining and production

3

The Company operates on the territory of the Republic of Poland and beyond its borders.

4

The Company is allowed to purchase and sell shares and stakes of other companies; buy, sell, lease or rent enterprises, companies and other entities, real estate, movables and property law (real chattels) buy or sell titles to revenues or property of other entities; set up commercial law companies and civil partnerships; take part in join-ventures; create branches, offices, representative offices and other organisational units; as well as perform any other legal and factual actions permitted by law within the scope of the Company's business activities.

5

Within the Company, there have been created 12 Regional Organisational Units, with their registered offices in Szczecin, Wroclaw, Gdansk, Poznan, Katowice, Bialystok, Warszawa, Nowa Wies Wielka, Plock, Rzeszow, Lublin and Krakow. The Units possess the status of employer according to art. 3 of the Labour Code. Their tasks are within the scope of Retail and / or Wholesale and Logistics.

§ 3
Initial capital and shares

1

„The Company's initial capital accounts for PLN 534,636,326.25 (five hundred and thirty four million six hundred and thirty six thousand three hundred and twenty six point two five PLN) and is divided into 427,709,061 (four hundred and twenty seven million seven hundred and nine thousand sixty one) shares of a nominal value at PLN 1.25 (one point two five) each, among which there are:

a) 336,000,000 (three hundred and thirty six million) series A bearer shares, numbered from A-000000001 to A-336000000;

b) 6,971,496 (six million nine hundred and seventy one thousand four hundred and ninety six) series B bearer shares, numbered from B 0000001 to B-6971496;

c) 77,205,641 (seventy seven million two hundred and five thousand six hundred and forty one) series C bearer shares, numbered from C-00000001 to C-77205641.

d) 7.531.924 (seven million five hundred and thirty one thousand nine hundred twenty four) series D bearer shares, numbered from D-0000001 to D-7531924."

2

The Company is not allowed to exchange bearer shares into registered shares.

3

The Company's initial capital can be raised through an issuance of new shares or through an increase of the nominal value of existing shares.

§ 4
Redemption of Shares

The Company's shares can be redeemed only through decreasing the initial capital and on conditions specified by the General Meeting of Shareholders, unless the Code of Commercial Companies and the Articles of Association state that such

redemption of shares can be done without the passing of a resolution by the General Meeting of Shareholders.

§ 5
The Company's supplementary capital and reserve capitals

1

The Company establishes supplementary capital to cover the losses that may arise from the performance of the Company. Annual write-offs for the supplementary capital should total at least 8% of the net profit for each year ending 31 December and should not be suspended until such capital reaches the value of at least one third of the initial capital. The value of write-offs for the supplementary capital is established by the General Meeting of Shareholders. Extra cash from share issuance over their nominal value, the remaining cash after covering the cost of issuance and also the extra payments made by shareholders are all to be transferred to the supplementary capital. The General Meeting of Shareholders approves the use of the supplementary capital, nevertheless a third of the initial capital can be used only to cover a loss as reported in the financial statement.

2

The Company establishes a capital reserve (fund) from write-offs from net profit for this capital. The value of these write-offs is to be defined by the General Meeting of Shareholders. Reserve capital can be used to cover special losses or expenditures, and also increase of the initial capital and dividend payment. Besides, the Company can establish funds in accordance with the regulations of the law.

§ 6
Profit designation

The net profit is designated for the dividend payment, the Company's capitals and funds and other purposes, on the basis of rules specified by the General Meeting of Shareholders.

§ 7
General Meeting of Shareholders

1

A General Meeting of Shareholders is held at the Company's registered office or

can be held in Warsaw.

2

A General Meeting of Shareholders is convened by the Management Board in situations specified in the Company's Articles of Association or Code of Commercial Companies.

3

An ordinary General Meeting of Shareholders should be held within six months of the end of every financial year for the Company.

4

An extraordinary General Meeting of Shareholders is convened by the Management Board on their own initiative, on the motion of the Supervisory Board or on the motion of a shareholder or shareholders representing not less than one tenth of the Company's initial capital, within 14 (fourteen) days from placing such motion. The motion demanding the convening of the General Meeting should include specific issues for the agenda. The motion does not need any justification.

5

The Supervisory Board can convene an extraordinary General Meeting of Shareholders any time they put a motion to do so and the Management Board fails to convene a meeting within the prescribed time.

6

A General Meeting of Shareholders is convened in an announcement in the official newspaper of the Republic of Poland „Monitor Sadowy i Gospodarczy" at least three weeks before the date of the Meeting.

7

The competencies of the General Meeting of Shareholders are in particular the following:

1. consideration and approval of the Company's financial statement, annual report on the Company's performance, consolidated financial statement of the Company's capital group and the financial statement of the capital group

for the previous financial year;

2. approving the performance of the Supervisory Board members and Management Board members;

3. passing resolutions on the allocation of profit and the covering of losses as well as on the consumption of funds created from profit, with restrictions to special regulations designating a different way for their consumption;

4. appointing the Supervisory Board members and establishing principles for their remuneration;

5. increasing and decreasing the initial capital unless otherwise stated in the Code of Commercial Companies and the Company's Articles of Association;

6. passing resolutions on any decisions relating to claims for the rectification of damages caused during the establishment of the Company or during its supervision or management;

7. passing resolutions approving the sale and lease of the Company's enterprise or its self-operating part and establishing a limited property law on such enterprise or its self-operating part;

8. Granting consent for the sale of property / real estate, perpetual usufruct or share of such property / real estate, whose net book value exceeds one twentieth of the Company's initial capital.

9. resolutions on changes to the Company's Articles of Association;

10. creating and liquidating supplementary capitals and other capitals and funds of the Company;

11. passing resolutions on the redemption of shares and buying shares in order to

redeem as well as establishing the principles of their redemption;

12. issuing convertible bonds or bonds with pre-emptive rights;

13. passing resolutions on winding-up the Company, its liquidation, restructuring as well as merger with another company.

7a

Purchase of property, perpetual usufruct or a share in a property, regardless of its value, or disposal of property, perpetual usufruct or a share in a property, whose net book value does not exceed one twentieth of the Company's initial capital, does not require a resolution of the General Meeting of Shareholders."

8

With restrictions to different provisions stated in the Code of Commercial Companies and the Articles of Association, resolutions of the General Meeting of Shareholders are passed with an absolute majority of votes cast, while votes cast mean votes „for", „against" and „abstain".

9

Resolutions of the General Meeting of Shareholders regarding premium shares and concerning merger of companies when all the Company's assets are transferred to another company, winding-up of the Company (including winding-up due to relocation of the Company's registered office abroad), liquidation of the Company, its restructuring and decrease of the initial capital by cancellation of part of the shares without simultaneous increase of the capital are passed with majority of 90% votes cast.

10

With restriction to item 11, one share gives the right to one vote on the General Meeting of Shareholders. The shareholders participate and exercise their voting rights in person or through a duly authorised representative.

11

The voting rights of the Company's shareholders is restricted in the way that on the General Meeting of Shareholders none of them can exercise more than 10% of the total votes existing in the Company as of the day when the General Meeting of Shareholders takes place, with restriction that for the purpose of establishing principles for persons buying significant stakes of shares stated in Law on Public Trading of Securities such restrictions concerning voting rights do not exist. The above mentioned voting right restriction does not concern Nafta Polska S.A., the State Treasury and depository bank, which on the basis of the agreement between the bank and the Company issued depository receipts in connection with the Company's shares (in case this entity exercises its voting right from the Company's

shares). For the purposes of this item the voting right exercised by the dependent entity is understood as exercise of voting right by the dominant entity as stated in Law on Public Trading of Securities and for the counting of votes to which a shareholder is entitled the number of votes per share is added to the number of votes per share a shareholder would have if his GDR were exchanged for shares.

12

In compliance with appropriate provisions of the Code of Commercial Companies the change of the Company's business undertaking can be executed without the buy-out of shares.

§ 8

Supervisory Board

1

The Company's Supervisory Board consists of six to nine members, including the Chairman, Vice-Chairman and the secretary.

2

Members of the Supervisory Board are appointed and recalled in the following manner:

1) the State Treasury represented by the minister of the State Treasury is entitled to appoint and recall one member of the Supervisory Board;

2) other members of the Supervisory Board, including all members mentioned in item 5 of this article are appointed and recalled by the General Meeting of Shareholders.

The State Treasury privilege to appoint one member of the Supervisory Board expires at the moment the State Treasury sells its all shares of the Company.

3

1. Members of the Supervisory Board are appointed for a common three-year term of office

2. Individual members of the Supervisory Board, and the whole Supervisory Board, can be removed at any time prior to the end of term of office.

3. Terms of office of individual Supervisory Board members with a mandate on the day of the registration of the changes to the Articles of Association, passed in a form of a resolution of the Extraordinary General Meeting of Shareholders on 8 April 2004, turn, starting from that day, into a common term of office and the beginning of such common term starts on 21 February 2004

4

The Chairman of the Supervisory Board is appointed by the General Meeting of Shareholders. The Vice-Chairman and the secretary are elected by the Supervisory Board from amongst themselves.

5

At least two members of the Supervisory Board have to comply with the following provisions:

1. he is not an employee of the Company or the Affiliated Entity;
2. he is not a member of the supervisory or management authorities of the Affiliated Entity;
3. he is not a shareholder having 5% or more votes on the Company's General Meeting of Shareholders or the Affiliated Entity's general meeting;
4. he is not a member of supervisory or management authorities or employee of the entity having 5% or more votes on the Company's General Meeting of Shareholders or the Affiliated Entity's general meeting;
5. he is not an ascendant, descendant, spouse, sibling, spouse's parent or any other person remaining in an adoption relationship with any of the persons mentioned above.

Above mentioned provisions must be fulfilled during whole period of the mandate.

Any member who did not comply or stopped complying with the above provisions should be immediately recalled.

In the respect to these Articles of Association „the Affiliated Entity" means that it is Dominant towards the Company, Dependent Entity towards the Company or Dependent Entity towards the Company's Dominant Entity.

In the respect to these Articles of Association an entity is „Dependent Company" towards another entity (Dominant Entity) if Dominant Entity:

a) has a majority votes in authorities of another entity (Dependent Entity), also on the basis of agreements with other entitled parties, or

b) is entitled to appoint or recall majority of members of other entity (Dependent Entity) management authorities, or

c) more than half of the members of the board of the second entity (Dependent Entity) are at the same time members of the board or managers of the first entity or other entity remaining with the first one in dependence relation.

Dependent Entity towards Dominant Entity towards the Company is also entity which is Dependent towards another entity which remains in dependence relation towards Dominant Entity towards the Company.

Statements in this article came into effect on the day of the General Meeting of Shareholders approval of the Company's financial statement for year 1999.

6

Sessions of the Supervisory Board are held when necessary, however, not less frequently than once every two months. Moreover, the Supervisory Board session should be convened on the written application of a shareholder or shareholders representing at least one tenth of the initial capital, the Management Board or a member of the Supervisory Board. The session should be convened within two weeks of the receipt of such application and should be held not later than within three weeks from the day of receipt of such application.

7

1. Sessions of the Supervisory Board are convened by the Chairman. In case of his absence, or his inability to chair the Supervisory Board session, responsibility will then be assumed by the Vice Chairman or thereafter, respectively the Secretary; will assume responsibility on his own initiative or by following an authorized motion by means of a written notification sent to other members of the Supervisory Board at least seven days before the date of a session.

2. In lieu of the Sessions of the Supervisory Board not being convened by the Chairman, or under circumstances described in item 1. the Vice Chairman or the Secretary respectively, shall within two weeks from the day of receipt of the motion as in § 8 item 6 of these Articles of Association, call the session by himself by means of a written notification sent to other members of the Supervisory Board at least seven days before the date of a session with information about the time, venue and proposed agenda of the session."

8

Sessions of the Supervisory Board can only take place when all its members have been properly invited. Sessions can also be held without formal convening when all members of the Supervisory Board are present and grant their consent both to hold the session and to put specific issues on the agenda.

9

1. „The Supervisory Board can pass resolutions if at least half of its members participates in the session.
2. With the restriction to the provisions of the Code of Commercial Companies, resolutions of the Supervisory Board can be passed in writing or with the use of direct means of remote communication.
3. With the restriction of point 4 of this item, resolutions of the Supervisory Board are passed with an absolute majority of the votes cast, in the presence of at least half of the members of the Supervisory Board, while the votes cast mean votes „for", „against" and „abstain".
4. In order to recall or suspend individual or all members of the Management Board during their term of office at least two-thirds of all members of the Supervisory Board need to vote „for" the resolution."

10

The Supervisory Board passes the Constitution of the Supervisory Board specifying its organisation and performance.

11

The Supervisory Board exercises permanent supervision over the Company's activities

Furthermore, the competencies of the Supervisory Board include:

1. with restriction to point 3 of item 1 of article 9, appointing and recalling a president, vice-presidents and other members of the Management Board;

2. representing the Company in contracts with the Management Board, including their contracts of employment;

3. suspending the activities of individual or all members of the Management Board for important reasons, as well as delegating members of the Supervisory Board to temporarily perform the duties of members of the Management Board not able to perform their functions;

4. passing the Constitution of the Management Board;

5. selecting an authorised auditor to audit the Company's and its capital group's financial statements in accordance with Law on Accounting;

6. assessment of the financial statement in respect of its accuracy both with books, documents and actual state; assessment of the Management Board report, as well as motions from the Management Board on the allocation of profit and coverage of loss, and the submission in writing of an annual report on the results of the above assessments to the General Meeting of Shareholders;

7. reviewing issues submitted by the Management Board to be presented to either ordinary or extraordinary General Meeting of Shareholders;

8. granting consent to members of the Management Board to take positions in supervisory or management authorities of other entities and to collect remuneration due to such activities;

9. granting consent to realise investment projects and incur liabilities resulting from these investments in case the expenses or charges due to such activity will exceed the equivalent of half of the Company's initial capital;

10. setting the scope, accuracy and time of submitting by the Management Board economic and technical plans and long-term strategic plans;

11. approving long-term strategic plans;

12. reviewing annual economic and technical plans;

13. Giving assent, following Management Board motions, to sell property, perpetual usufructs or a share in such property, whose net book value does not exceed one twentieth of the initial capital;

14. giving assent, following Management Board motion, to purchase property, perpetual usufructs or share in such property, whose value according to the purchase net price exceeds one fortieth of the initial capital.

12

The Management Board is obliged to obtain the Supervisory Board's consent in order to perform the following activities:

1. setting up a foreign branch abroad;

2. sale or encumber, on the basis of one or several connected legal activities, fixed assets whose net book value exceeds one twentieth of the assets value according to the latest financial statement approved by the General Meeting of Shareholders;

3. sale or encumber, in any possible way, shares or stakes in the following companies: Naftoport Sp. z o.o., Inowroclawskie Kopalnie Soli S.A. and in a company which will be created in order to run the pipeline transport of liquid fuels;

4. incurring other liability which on the basis of one or several connected legal actions exceeds an equivalent of one fifth of the initial capital, with exclusion of the following:

   a) activities performed within the confines of ordinary Management Board, including in particular all activities subject to turnover of crude oil and petroleum products, as well as all activities approved by the Supervisory Board in annual economic and technical plans;

   b) activities which in order to be performed need consent of the General Meeting of Shareholders.

5. realisation by the Company abroad capital or real investments whose value exceeds one twentieth of the initial capital;

6. exercising by the Company its voting right on general meetings and partners meetings of dependent entities and other entities, if value of possessed by the Company shares or stakes, set on the basis of the price they had been bought for or acquired, amounts to more than one fifth of the Company's initial capital, in the following cases:

   - merger with another company and restructuring of the company
   - sale and lease of the Company's undertaking and establishing the right of use on it
   - changes to the articles of association or the statute
   - winding-up of the company.

7. creating commercial law companies and joining to existing companies, as well as for contribution to cover shares or sell shares, if the Company's capital engagement in a given company so far or engagement which the Company is about to achieve as the result of the buying or acquiring of shares, calculated on the basis of share sale or acquisition price, exceeds one tenth of the initial

capital, excluding buying or acquiring shares as a result of exchange of a claim according to Law on Banks and Enterprises Financial Restructuring dated February 3, 1993 and Law on Public Trading of Securities.

12a

„In the event that the Supervisory Board does not give assent to perform a certain action, the Management Board may address the General Meeting of Shareholders to pass a resolution which gives assent to perform such action."

13

1. Until the General Meeting approves the financial statements for the financial year 2005, resolutions on granting consent to perform the activities mentioned in item 12 point 2 of this article need to be voted „for" by the member appointed by the State Treasury in order to be passed.

2. As long as the State Treasury has the right to appoint the member of the Supervisory Board, resolutions on granting consent to perform activities mentioned in item 12 point 3 of this article in order to be passed require voting „for" by the member appointed by the State Treasury.

14

Upon the request of at least two members, the Supervisory Board is obliged to consider undertaking the supervisory activities mentioned in such request.

15

As it is the case with members of the Management Board, members of the Supervisory Board who are delegated to perform permanent individual supervision cannot hold competing interests. Also their participation in competitive companies is limited.

§ 9

Management Board

1

1. The Company's Management Board consists of five to nine members, including President and Vice-Presidents of the Management Board.

2. Members of the Management Board are appointed and recalled by the Supervisory Board.

3. One member of the Management Board is appointed and recalled by the Supervisory Board on the application of a person authorised by the State Treasury Ministry until the State Treasury sells the last share of the Company. The provisions of this item came into effect on the date of holding the ordinary General Meeting of Shareholders approving the Company's financial statement for the year 1999.

2

„The party representing the Company in contracts between the Company and the members of the Management Board, including contracts of employment, is the Supervisory Board, which is in turn represented by two of its members appointed by a resolution."

3

1. „The Management Board term of office lasts three years. President, Vice-Presidents, individual members and all the Management Board may be recalled at any time before their term of office expires.

2. The Supervisory Board may suspend the President, Vice-Presidents, individual members and all Management Board in their activities for serious reasons."

3. Terms of office of individual Management Board members with a mandate on the day of the registration of the changes to the Articles of Association passed in a form of a resolution of the Extraordinary General Meeting of Shareholders on 17 April 2003 turn, starting from that day, into a common term of office. The date of such common term of office shall be 11 July 2002 "

4

Declarations of intent on behalf of the Company are made by:

- two members of the Management Board acting together
- one member of the Management Board acting together with the commercial representative.

One member of the Management Board is authorised to make declarations of intent and sign on behalf of the Company in situations regarding incurring liabilities and performing disposal activities of an ordinary Management Board at no more

value than PLN 50 000 (fifty thousand).

5

1. The President of the Management Board manages the work of the Management Board. The President's specific rights are defined in the Constitution of the Management Board.
2. Resolutions of the Management Board are passed by an ordinary majority. In the event of equal numbers of votes, the President's vote is decisive.
3. The Management Board passes organisational by-laws of the Company's undertaking.

6

The Management Board passes the Constitution of the Management Board, which specifies in detail the Management Board structure, and its way of performing the Company's activities. The Constitution as well as each change to it comes into effect at the moment of its approval by the Supervisory Board.

7

Matters to be regulated through resolution of the Management Board:

1. All matters going beyond competence of the ordinary board, which will be specified in the Constitution of the Management Board.
2. Sale of property / real estate, perpetual usufruct or share in such property / real estate, whose net book value does not exceed one twentieth of the initial capital. The sale will only take place after prior approval of the Supervisory Board.
3. The purchase of property / real estate, perpetual usufruct or share of a property / real estate, on condition that, if the value according to the net purchase price of such property / real estate, perpetual usufruct or share of a property / real estate exceeds one fortieth of the Company's initial capital, the purchase requires approval of the Supervisory Board.

8

While performing the Company's activities the Management Board is subject to limitations due to law regulations, provisions of the Articles of Association and resolutions of the General Meeting of Shareholders.

9

The Management Board is obliged to work out and pass annual economic and technical plans as well as long-term strategic plans in form, scope and time determined by the Supervisory Board.

10

The Management Board is obliged to prepare and present to the Supervisory Board:

1. the annual financial statement of the Company - within three months of the end of the financial year;

2. the annual financial statement of the capital group for the previous financial year - within six months of the end of the financial year.

§ 10

Duration and the financial year of the Company

1

The duration of the Company is unlimited.

2

The Company's financial year is the calendar year.

§ 11

Other provisions

1

All Company's announcements considered obligatory by law and the Articles of Association will be published in the official newspaper of the Republic of Poland „Monitor Sadowy i Gospodarczy".

2

The term „Capital Group" mentioned above means capital group in respect of the accounting regulations.

3

Unless otherwise stated in the Company's Articles of Association or suggested by context or wording of individual provisions of this Articles of Association, „the Company" used here and above means Polski Koncern Naftowy ORLEN Spolka Akcyjna.

END

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	New President & CEO of ORLEN
Released	07:00 22-Sep-04
Number	2001D

Regulatory announcement no 73/2004 dated September 21, 2004

Changes in the Management Board of PKN ORLEN SA

Polski Koncern Naftowy ORLEN SA ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby announces that today the Supervisory Board of PKN ORLEN unanimously has appointed **Mr Igor Adam Chalupec** to the position of President & CEO of the Management Board with effect from 1 October 2004.

The appointment was made according to procedures earlier agreed by the Supervisory Board. Before the appointment decision was made, the Supervisory Board had individual conversations with all the candidates who had qualified for inclusion on the short list.

Mr Igor Adam Chalupec was born on May 29, 1966. He graduated from Warsaw School of Economics, Faculty of Foreign Trade. He is also a graduate of Warsaw University, Faculty of Law and Administration.

Work experience:

Mr Chalupiec now holds the position of Undersecretary of State, General Inspector of Financial Information in the Ministry of Finance

2000 - 2003 – Vice President of Bank Polska Kasa Opieki S.A. (Bank Pekao S.A.), 1995 - 2000 – Member of the Management Board of Bank Pekao S.A.,

Other posts held by Mr Chalupec in Bank Pekao SA:

- Chairman of the Risk Committee (1997-2003)
- Member of the Assets and Liabilities Management Committee (1995-2003)

1991 - 1995 – Director of Central Broker House, Bank Pekao S.A
1990 – Consultant, Proexim Sp. z o.o., economic consultancy company
1989 - 1990 – Consultant , Polexpert Sp. z o.o., consulting company

Training:
1990 – management training in Milan at Wloski Instytut Handlu Zagranicznego (ICE),
1991 – training for bank managers at Kellogg Business School in Chicago.

1991 – Licensed stock broker (licence number: 45)
1993 – Training on futures and options at Refco & Inc in Chicago
1996 - Training on bank finance and privatization reform at International Law Institute in Washington

Other posts held by Mr Chalupiec:

since 1998 – Member of the Supervision Regulations Committee by ZBP

1993 - 1995 - Member (1993 - 1994) and chairman (1994 - 1995) of the Administration of Broker Houses

Interests: literature, movies, politics, tennis, bridge.

Languages: fluent English, good German and Russian.

The newly elected President of the Management Board is not involved in any activities that are in competition with PKN ORLEN and is not a partner in any competitive company. He is not a member of any board of a competitive capital company and is not on the list of insolvent debtors kept on record for the National Court Register Act.

END

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re Contract
Released	16:30 22-Sep-04
Number	2364D

PKN ORLEN SA
SEC File
82-5036

Regulatory announcement no 74/2004 dated 22 September 2004

ORLEN Deutschland signs wholesale contract with Shell Deutschland Oil

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that on 6 September 2004 ORLEN Deutschland AG signed a wholesale agreement with Shell Deutschland Oil GmbH for the purchase of between 350 – 450 thousand m3 of gasoline and diesel oil during 2004 with an estimated value of approximately EUR 360m.

The above mentioned wholesale agreement is the formal closing of previous settlements which have been executed during 2004.

ORLEN Deutschland AG is wholly owned by PKN ORLEN.

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PKN ORLEN SA
SEC File
82-5036

Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re.: ORLEN Eko
Released	15:40 23-Sep-04
Number	2814D

Regulatory announcement 75/2004 dated 23 September 2004

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, informs of the registration of ORLEN Eko, a limited liability company with its head office in Plock, on the 10th September 2004 by a District Court in Warsaw (Poland). PKN ORLEN owns 100 per cent of the shares, which have a par value PLN 500 each, representing the same number of votes at the general meeting of shareholders. The shares in ORLEN Eko, i.e. 4,000 shares were paid for by PKN ORLEN in the form of a cash contribution of PLN 2,000,000;

The company specialises in waste disposal.

The cash contribution has been financed by PKN ORLEN from its own resources and is a long-term investment.

The Management Board of ORLEN Eko consists of 1 member. The President of the Management Board of ORLEN Eko was a PKN ORLEN employee as at 31st August 2004.

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Interim Results_IFRS
Released	10:27 30-Sep-04
Number	5139D

Regulatory announcement 76/2004 dated 30 September 2004

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN"), Central Europe's largest downstream oil company hereby announces condensed c accordance with International Financial Reporting Standards (IFRS).

INDEPENDENT AUDITOR'S REVIEW REPORT

To the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

We have reviewed the accompanying consolidated financial statements of Polski Koncern Naftowy ORLEN S.A. (the "Company") for the 6 and 3 month statements are the responsibility of the Company's management. Our responsibility is to issue a report on these consolidated financial statements based or

We conducted our review in accordance with the International Standard on Auditing applicable to review engagements. This Standard requires that we plan whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion on the accompanying consolidated financial statement

1. The International Accounting Standards Board has issued International Financial Reporting Standard no 1 ("IFRS 1") "First-time Adoption of Intern financial statements for periods beginning on or after 1 January 2004. In accordance with the pronouncements of IFRS 1 the Company is co Reporting Standards ("IFRS"). IFRS 1 requires, among other things that an entity recognises in its financial statements all assets and liabilities IFRS 1 an entity may elect to measure an item of property, plant and equipment at the date of transition to IFRSs at its fair value and use that fair v

Perpetual usufruct rights granted to the Company in the past based on administrative decisions meet the definition of an asset. Accordingly t Company's financial statements. As discussed in Note 2 to the accompanying consolidated financial statements, no fair value estimation of the ε deemed cost. As a result, we are not able to assess the potential effect of the aforementioned issue on the consolidated financial statements.

2. International Accounting Standard No. 29 "Financial Reporting in Hyperinflationary Economies" (IAS 29) requires that the carrying amounts of ass be expressed in the measuring unit current at the end of the hyperinflationary period and constitute the basis for the carrying amounts in the hyperinflationary until the end of 1996 and ceased to be hyperinflationary in 1997. The Company last revalued its fixed assets as of 1 January 199 indices determined by the Central Statistical Office for individual groups of assets. This revaluation was not performed in accordance with the pr price index and did not subsequently revalue its fixed assets as of 31 December 1996. As a result, the cumulative balances of property, plant and not been expressed in the measuring unit current at the end of 1996. The Company also did not apply International Accounting Standard No 16 amount of fixed assets approximate their fair value as at the date of revaluation. The Company has not determined fair value as a deemed cost i result from the requirements of IFRS 1.

Based on our review, except for the matters referred to in paragraphs 1 and 2, nothing has come to our attention that causes us to believe that the accom fairly, in all material respects, in accordance with International Financial Reporting Standards issued by International Accounting Standards Board.

We also reported separately on the consolidated financial statements of the Company for 6 month period ended 30 June 2004 prepared in accordance differences between PAS and International Financial Reporting Standards as far as they concern consolidated financial statements are summarized in Note

.

Warsaw, Poland

27 September 2004

POLSKI KONCERN NAFTOWY ORLEN S.A.

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 6 AND 3 MONTH PERIODS ENDED 30 JUNE 2004 AND 30 JUNE 2003
PREPARED IN ACCORDANCE WITH INTERNATIONAL
FINANCIAL REPORTING STANDARDS
TOGETHER WITH AUDITORS' REVIEW REPORT

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONSOLIDATED BALANCE SHEETS
as of 30 June 2004 and 31 December 2003

ASSETS	Note	30 June 2004 (unaudited)	31 December 2003
		(in PLN million)	
Non-current assets			
Property, plant and equipment	5	9,667	9,807
Negative goodwill	6	(255)	(273)
Intangible assets	7	111	121
Financial assets	8	548	534
Investments accounted for using equity method	9	517	493
Deferred tax assets	25	23	15
Other non-current assets		10	18
Total non-current assets		**10,621**	**10,715**
Current assets			
Inventories	10	3,365	3,058
Trade and other receivables	11	3,185	2,513
Income tax receivables		2	65
Short-term investments	12	298	67
Deferred costs	13	139	80
Cash and cash equivalents	14	837	562
Other financial assets		90	89
Total current assets		**7,916**	**6,434**
Total assets		**18,537**	**17,149**

LIABILITIES AND SHAREHOLDERS' EQUITY

Shareholders' equity	20		
Common stock		534	534
Capital reserve		1,359	1,359
Hedge accounting – cash flow hedges		12	-
Revaluation reserve		856	856
Foreign exchange differences on subsidiaries		42	62
Retained earnings		7,416	6,699
		-------	-------
Total shareholders' equity		**10,219**	**9,510**
		-------	-------
Minority interests	15	**437**	**427**
Non-current liabilities			
Interest bearing borrowings	16	1,969	1,836
Provisions	17	692	616
Deferred tax liabilities	25	283	293
		-------	-------
Total non-current liabilities		**2,944**	**2,745**
		-------	-------
Current liabilities			
Trade and other payables and accrued expenses	18	4,413	3,231
Income tax liabilities		30	-
Interest bearing borrowings	16	463	1,195
Deferred income	19	22	14
Other financial liabilities		9	27
		-------	-------
Total current liabilities		**4,937**	**4,467**
		-------	-------
Total liabilities and shareholders' equity		**18,537**	**17,149**
		=======	=======

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONSOLIDATED INCOME STATEMENTS
for the 6 and 3 month periods ended 30 June 2004 and 30 June 2003

	Note	6 month period ended 30 June 2004 (unaudited)	3 month period ended 30 June 2004 (unaudited)	6 month period ended 30 June 2003 (unaudited)	3 month end 30 Jun (unau
		(in PLN million)			
Revenue		**13,753**	**7,428**	**10,895**	
Cost of sales	23	(10,995)	(5,883)	(8,724)	(
Gross profit		**2,758**	**1,545**	**2,171**	
Other operating income		124	72	237	
Distribution costs	23	(1,067)	(525)	(1,026)	
Administrative expenses	23	(419)	(235)	(459)	
Other operating expenses	23	(232)	(198)	(158)	
Profit from operations		**1,164**	**659**	**765**	
Financial income	24	180	61	132	
Financial expenses	24	(140)	(16)	(170)	
Income from investments accounted for using equity method		46	29	21	
Profit before income tax and minority interests		**1,250**	**733**	**748**	

Income tax	25	(231)	(128)	(216)	
Profit after tax		**1,019**	**605**	**532**	
Minority interests		(24)	(7)	(17)	
Net profit		**995**	**598**	**515**	
Basic earnings per share for the period (in zloty per share)		**2.33**	**1.40**	**1.23**	

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONSOLIDATED CASH FLOW STATEMENTS
For the 6 month periods ended 30 June 2004 and 30 June 2003

	6 month period ended	6 month period ended
	30 June 2004	30 June 2003
	(unaudited)	(unaudited)
	(PLN million)	
Cash flows from operating activities		
Net profit for the period	995	515
Adjustments for:		
Minority interests	24	17
Net income from investments accounted for under equity method	(46)	(21)
Depreciation and amortisation	609	593
Interest and dividend charges, net	(49)	16
Income tax on current period profit	231	216
Losses/(Gains) on investing activities	63	(29)
(Increase) in receivables	(689)	(244)
(Increase) in inventories	(321)	(260)
Increase/ (decrease) in accrued expenses and payables	936	(117)
Increase in provisions	80	10
Other adjustments	(28)	(75)
Net income tax paid	(161)	(167)

Net cash flows from operating activities	**1,644**	**454**
Cash flows from investing activities		
Acquisition of property, plant and equipment and intangible assets	(637)	(466)
Proceeds from sales of property, plant and equipment	15	8
Proceeds from sales of available for sale investments	7	3
Acquisition of available for sale investments and shares in entities accounted for under equity method	(27)	(38)
Acquisition of business activity in Germany, net of cash acquired	-	(419)
Acquisition of short term securities	(293)	(29)
Proceeds from sales of short term securities	65	19
Dividends and interest received	84	66
Other	(3)	(5)
Net cash flows (used) in investing activities	**(789)**	**(861)**
Cash flows from financing activities		
Proceeds from long-term and short-term loans and other borrowings	645	2,156
Repayment of long-term and short-term loans and other borrowings	(1,189)	(1,469)
Interest paid	(31)	(75)
Other	(5)	(3)
Net cash flows from / (used) in financing activities	**(580)**	**609**

Net increase/(decrease) in cash and cash equivalents	275	202
Cash and cash equivalents at the beginning of the year	562	178
Cash and cash equivalents at the end of the year	837	380

POLSKI KONCERN NAFTOWY ORLEN S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the 6 month periods ended 30 June 2004 and 30 June 2003

(in PLN million)

	Common stock	Capital reserve	Hedge accounting – cash flow hedges	Revaluation reserve	Foreign exchange differences on subsidiaries	Retained earnings
1 January 2003	**525**	**1,174**	-	**859**	-	**5,771**
Foreign exchange differences on consolidation	-	-	-	-	32	-
Dominant entity dividend (0.14 PLN per share)	-	-	-	-	-	(59)
Net profit for the 1st half of 2003	-	-	-	-	-	515
Hedge accounting – cash flow hedges	-	-	(4)	-	-	-
30 June 2003 (unaudited)	**525**	**1,174**	**(4)**	**859**	**32**	**6,227**
1 January 2004	**534**	**1,359**	-	**856**	**62**	**6,699**
Foreign exchange differences on consolidation	-	-	-	-	(20)	-
Dominant entity dividend (0.65 PLN per share)	-	-	-	-	-	(278)

Net profit for the 1st half of 2004	-	-	-	-	-	995
Hedge accounting – cash flow hedges	-	-	12	-	-	-
	----	----	----	----	----	----
30 June 2004 (unaudited)	**534**	**1,359**	**12**	**856**	**42**	**7,416**
	====	====	====	====	====	====

1. Principal activities

The dominant company of the capital group of Polski Koncern Naftowy ORLEN (further referred to as "the Group") is Polski Koncern Naftowy ORLEN S.A. (further Poland, 7 Chemikow Street.

The Company was established by the Notary Deed of 29 June 1993 as Mazowieckie Zaklady Rafineryjne i Petrochemiczne "Petrochemia Plock" S.A. as a State Treasury owned Joint Stock Company, and registered in the Companies Register in Plock on 1 July 1993. In acco held on 19 May 1999, which became effective on registration in the District Court of Plock on 20 May 1999, the Company changed its name to Polski Koncern Naftowy S.A. Further, following the General Meeting of Shareholders resolution dated 3 April 2000, re changed its name to Polski Koncern Naftowy ORLEN S.A.

The Company is engaged in the processing of crude oil into a broad range of petroleum products and petrochemicals and in the transportation and wholesale and retail operate primarily in related downstream activities including further production and distribution as well as in production of chemicals.

Until the second public offering completed in July 2000, the Company was primarily owned, directly and indirectly, by the Polish State Treasury. The employees and oth Company through its control of the Company's majority shareholder, and ultimate parent company Nafta Polska S.A. As at 30 June 2004 Nafta Polska S.A. owned dire Treasury 10.2%, Bank of New York (as a depositor) held 10.62% shares and other shareholders owned 61.86% of the Company shares. On 4 July 2003 the Compa possession of 21,533,539 bearer shares of PKN ORLEN which account for 5.125% of the votes at the General Meeting of Shareholders of PKN ORLEN. Presented results may not indicate forecast for results of the whole financial year.

2. Basis of presentation

(a) Accounting standards

The Group applied for these consolidated financial statements the International Financial Reporting Standards ("IFRS") effective for respective accounting periods excep Standard No 29 "Financial Reporting in Hyperinflationary Economies" ("IAS 29") and revaluation of fixed assets under International Accounting Standard No 16 "P recognition of perpetual usufruct under International Financial Reporting Standard 1 ("IFRS 1").

The Group entities maintain their books of account in accordance with accounting principles and practices employed by enterprises in Poland as required by Polish ("Accounting Act") and related regulations. These financial statements include certain adjustments not reflected in the Company's or other Group entities books to presen issued by International Accounting Standards Board ("IASB") and the International Financial Reporting Interpretations Committee ("IFRIC"), formerly Standing Interpret 29 and by IAS 16 referred to in Note 3. The adjustments to the Company's books and other Group entities and their effect on net profit and net assets resulting from ado Note 35.

In 2003 the IASB issued IFRS 1, which is valid for preparing financial statements for the periods starting 1 January 2004 or after that date. According to IFRS requireme first time. Particularly IFRS requires from the entity to present, in its opening balance prepared in compliance with IFRS, all assets and liabilities for which presentation valuation of non-current assets as at the day of IFRS adoption and recognize its fair value as its purchase cost on that day. The Group did not perform non-current assets v assets which would result from IFRS 1.

Perpetual usufruct rights granted in past to the Group's companies on the basis of administrative decisions do meet definition of an asset. In relation to that they should b value. The Group did not asses fair value of these perpetual usufruct rights because until now it was not practically possible.

The measurement and the reporting currency of these consolidated financial statements is Polish Zloty ("PLN").

Presented consolidated financial statements include all, except for adjustments required by IAS 29, IAS 16 and valuation of perpetual usufruct required by IFR

consolidated results of the Group's activities and cash flow statements for the periods ended 30 June 2004 and 30 June 2003 and consolidated financial position of the results may not indicate forecast for results of the whole financial year.

Consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated results of op

(b) Change of the estimate of foreign currency differences

In 2004 the Group has changed the estimate of the closing rate used for reporting of monetary assets and liabilities expressed in foreign currencies. Until 31 December 20 with the lower of: commercial bank's purchase rate and average exchange rate of the National Bank of Poland while liabilities were translated with the higher of: comme Bank of Poland. Starting from 1 January 2004, for assets and liabilities expressed in foreign currencies as at balance sheet day the same, average National Bank of Poland r this change amounted to PLN 26 million and had an impact on the net result of the current period.

The financial statements were prepared under assumption that the Group entities will continue as going concerns for foreseeable future. As of the date of authorisatio indicating any threat of Group's entities continuation as going concerns.

(c) Reorganisation of the Group

In connection with the Polish Government's restructuring and privatisation program for the Polish oil sector companies, the Polish State Treasury, through its holding in N through 1999. The existing Group is a result of this reorganisation of several significant operating companies, which were all under the common control of Nafta Polska S included the following transactions:

- merger with Centrala Produktow Naftowych "CPN" S.A.("CPN"), a major Polish fuel retailer,
- acquisition refineries: Rafineria Trzebinia S.A. and Rafineria Nafty Jedlicze S.A.,
- spin - off from CPN of Dyrekcja Eksploatacji Cystern Sp. z o.o.– major Polish rail logistics operator,
- disposal of Naftobazy Sp. z o.o.by CPN – major Polish fuel storage farms operator.

To the extent of the Polish State Treasury's common control, this reorganisation was accounted for as a transaction under common control using the uniting of intere: Standards No 22 "Business Combination" (IAS 22).

(d) Entities included in consolidated financial statements

These consolidated financial statements for the 6 month period ended 30 June 2004 and year ended 31 December 2003 include all material entities within Group located in Poland and in Germany, i.e.:

	Share in total voting rights[1]	
	30 June 2004 (unaudited)	**31 December 2003**
	(in full %)	
PKN ORLEN	Dominant Company	
ORLEN Deutschland AG[3]	100%	-
ORLEN Deutschland GmbH	-	100%
ORLEN Deutschland Immobilien GmbH	-	100%
ORLEN Gaz Sp. z o.o.	100%	100%
ORLEN PetroCentrum Sp. z o.o.	100%	100%
ORLEN Medica Sp. z o.o.	100%	100%
ORLEN Budonaft Sp. z o.o.	100%	100%
ORLEN Powiernik Sp. z o.o.	100%	100%
ORLEN KolTrans Sp. z o.o.	100%	100%
ORLEN Transport Szczecin Sp. z o.o.	100%	100%
ORLEN ASFALT Sp. z o.o. (formerly Bitrex Sp. z o.o.)[2]	100%	100%
Capital group of ORLEN Petroprofit Sp. z o.o.	100%	85%
ORLEN Morena Sp. z o.o.	100%	51%
ORLEN Transport Lublin Sp. z o.o.	98%	98%
ORLEN Transport Krakow Sp. z o.o.	98%	98%
ORLEN Transport Plock Sp. z o.o.	98%	98%
ORLEN Transport Nowa Sol Sp. z o.o.	97%	97%
Zaklad Budowy Aparatury S.A.	97%	97%
ORLEN Transport Slupsk Sp. z o.o.	97%	97%

ORLEN Transport Poznan Sp. z o.o.	96%	96%
ORLEN Laboratorium Sp. z o.o.	95%	95%
ORLEN Transport Olsztyn Sp. z o.o.	95%	95%
ORLEN Transport Warszawa Sp. z o.o.	94%	94%
Capital group of ORLEN– Oil Sp. z o.o.	92%	92%
ORLEN Petro – Tank Sp. z o.o.	90%	90%
ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	89%	89%
Petrotel Sp. z o.o.	89%	89%
Capital group of Rafineria Trzebinia S.A.	77%	77%
Capital group of Anwil S.A.	76%	76%
Capital group of Rafineria Nafty Jedlicze S.A.	75%	75%
Inowroclawskie Kopalnie Soli „Solino" S.A.	71%	71%
Capital group of Ship-Service S.A.	56%	56%
ORLEN Automatyka Sp. z o.o.	52%	52%
ORLEN PetroZachod Sp. z o.o.	52%	52%
Petrogaz Wroclaw Sp. z o.o.	52%	52%
Petrolot Sp. z o.o.	51%	51%
ORLEN Projekt Sp. z o.o.	51%	51%
ORLEN Wir Sp. z o.o.	51%	51%
Petrogaz Lapy Sp. z o.o. 4)	-	100%
ORLEN Polimer Sp. z o.o. 5)	-	100%

1) Voting rights equals share in equity except for share in equity in Ship Service Capital Group which is 61%;

2) Since 2Q 2003 entity has been directly controlled by PKN ORLEN (previously Rafineria Trzebinia has directly controlled subsidiary)

3) In 2004 ORLEN Deutschland GmbH and ORLEN Deutschland Immobilien were transformed into ORLEN Deutschland AG. As the result PKN ORLEN owns shares in one organized company.

4) The entity was taken over by ORLEN Gaz Sp. z o.o. in 1Q 2004.

5) The entity was sold in 2Q 2004.

3. Measurement and reporting currency

The measurement and the reporting currency of these consolidated financial statements is Polish Zloty ("PLN"). These consolidated financial statements have not been adjı

IAS 29 requires companies that report in the currency of a hyperinflationary economy to restate assets and liabilities in terms of the measurement unit current at the bala rate of inflation fell below 100% in late 1996, Poland was no longer considered to be a hyperinflationary economy from the beginning of 1997. For such circumstaı measurement unit current at the end of the hyperinflationary period.

For assets and liabilities expressed in foreign currencies as at balance sheet day the same, average National Bank of Poland rate is applied as announced on the balance she

The Group last revalued its fixed assets as of 1 January 1995 to reflect the effects of inflation in general by applying price indices determined by the Central Statistical C fixed assets. This revaluation was not performed in accordance with the provisions of IAS 29 since the Company did not use a general price index and did not subsequer Group is unable to quantify the impact on these financial statements of non-compliance with IAS 29.

The above revaluation was also not performed in accordance with the provisions of IAS 16 since the revaluation method did not assure that the revalued amount of revaluation.

The financial statements of foreign entities are translated into Polish currency. Balance sheet items are valued at average National Bank of Poland rate announced on th average rates announced by National Bank of Poland for each month ending day.

4. Statement of principal accounting policies

The financial statements were prepared on the historical cost basis concept except for the fixed assets being subject to revaluation and certain financial instruments.

(a) Principles of consolidation

The consolidated financial statements of the Group include Polski Koncern Naftowy ORLEN S.A. and the companies that it controls. This control is normally evidenced of the voting rights of a company's share capital or is able to govern the financial and operating policies of an enterprise so as to benefit from its activities. The equity shown separately in the balance sheets and income statements, respectively.

The purchase method of accounting is used for acquired businesses. Accounting for reorganisations is discussed in Note 2 (c). Companies acquired or disposed of during the date of acquisition or to the date of disposal.

Investments in associated companies (generally investments of between 20% to 50% in a company's equity) where significant influence is exercised by the Group are acc

value of investments in associates is performed when there is an indication that the asset has been impaired or the impairment losses recognised in prior years no longer exi

Investments in joint ventures, where joint control is exercised by the Group are accounted for using the equity method. An assessment of the carrying value of investment: asset has been impaired or the impairment losses recognised in prior years no longer exist.

All other investments are accounted for in accordance with IAS 39, "Financial Instruments: Recognition and Measurement" as further disclosed in Note 4(m).

All subsidiaries', joint-ventures' and associates' financial statements were prepared for the 6 month period ended 30 June 2004.

(b) Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and accumulated impairment loss, except where stated at revalued amounts. I Poland as mandated by the Ministry of Finance and were designed to reflect the level of inflation. Revaluations were in general performed using the price indices determi fixed assets. This is a departure from IAS 29, which requires application of a general price index. The revaluation was also not performed in accordance with the provisi revalued amount of fixed assets was approximate to their fair value as at the date of revaluation.The last revaluation took place on 1 January 1995 and was designed to refl

As a result of this revaluation both the carrying amount and tax base of the assets subject to revaluation have been increased with a resulting increase in the revaluation rese

The Group has not revalued its property, plant and equipment as of 31 December 1996, which is a departure from IAS 29, which requires that assets are restated to a m According to Polish law, the Group companies performed the revaluations, which increased net book value of property, plant and equipment by a total of PLN 859m. ' revalued asset and the depreciation based on the cost of that asset is not transferred from revaluation reserve to retained earnings. Construction-in-progress was not subje Unless Polish economy is again subject to a period of hyperinflation, the Group does not intend to include effects of any further revaluations in its consolidated financial st

Property, plant and equipment are depreciated over their useful lives using a straight-line method. The following depreciation rates are used:

Buildings and constructions	1.5 - 10.0%
Plant and machinery	4.0 - 30.0%
Transportation vehicles and others	6.0 - 25.0%

The useful lives and depreciation methods are reviewed periodically to ensure that the method and period of depreciation is consistent with the expected pattern of econom

No depreciation is provided on land and construction-in-progress.

The Group companies review the net carrying value of property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carryin

(c) Financial lease

Assets used on the basis of a rental, tenancy, lease agreement or other meeting appropriate criteria of IAS 17 "Leases" are included into non-current assets and recognized the lease agreement and caring value of minimal lease payments.

Assets put to operational use on the basis of a rental, tenancy, lease agreement or other meeting appropriate criteria of IAS 17 are recognized as long term receivables equal

(d) Goodwill and negative goodwill

Goodwill / negative goodwill arises from the purchase of an entity. Goodwill represents the excess of the purchase consideration over the Company's interest in the fair excess of the Company's interest in the fair value of the net assets acquired over the purchase consideration. Goodwill is recognised at the date of acquisition and amortis Group amortises goodwill, which arose on the merger of CPN in year 1999, over a period of ten years. The amortisation period reflects the best estimate of the period (entity.

Negative goodwill is recognised in the income statement as follows: to the extent that negative goodwill relates to expected future losses and expenses that are identifi reliably but which cannot be accrued for the date of acquisition, that portion of negative goodwill is recognised as income when the future losses and expenses are recogni of acquired identifiable non-monetary assets is recognised as income on a systematic basis over the remaining weighted average useful life of the identifiable acquired c excess of the fair values of acquired identifiable non-monetary assets is recognised as income immediately. The amortisation period for the presented negative goodwill is

Starting from 2005 the Company is to apply the requirements of IFRS 3 – "Business Combinations". In accordance with IFRS 3 goodwill will no longer be amortized, b will be recognized in income statement.

All business combinations taking place after 31 March 2004 are accounted for in accordance with IFRS 3 "Business Combinations".

(e) Intangible assets

Intangible assets are stated at cost less accumulated amortisation and any accumulated impairment losses. Intangible assets are amortised using the straight-line method applied in relation to intangible assets range from 7% to 50%.

The Group companies review the value of intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may

In accordance with IAS 38, an acquirer of an entity recognises at the acquisition date separately from goodwill an intangible asset of the acquiree if the asset's fair value ca

(f) Inventories

Inventories are valued at the lower of cost and net realisable value less impairment. Net realisable value is the selling price in the ordinary course of business, less the cost: weighted average cost. For products, cost includes the applicable allocation of fixed and variable overhead costs based on a normal operating capacity.

(g) Receivables

Trade receivables are initially stated at the fair value of the consideration given and are subsequently carried at amortised cost, less allowance for doubtful debts.

(h) Cash and cash equivalents

Cash includes cash on hand and cash in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with or insignificant risk of change in value.

(i) Revenue recognition

Revenue is recognised when it is probable that the economic benefits associated with the transaction will flow to the Group and the amount of the revenue can be measure excise tax, fuel charge and discounts. Revenue from sales of goods is recognised when delivery has taken place and transfer of risks and rewards has been completed. Incoı

(j) Borrowings

Borrowing costs, including exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs are recogr for those which are directly attributable to the acquisition, construction or production of an asset and therefore capitalised. Capitalisation of borrowing costs comme expenditures and borrowing costs are being incurred. Average capitalisation rates are calculated as a ratio of capitalized borrowing costs and average balance of construct substantially ready for their intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recorded.

Borrowings are initially recognised at the fair value of consideration received, net of transaction costs. They are subsequently carried at amortised cost using the effect redemption value being recognised in the net profit or loss for the period over the life of the borrowings.

(k) Jubilee and retirement bonuses

Certain Group companies provide defined jubilee and retirement benefit plans for their employees. Jubilee bonuses are paid to employees upon completion of a certain nur payments on retirement, both depending on employee's average remuneration and length of service. The jubilee and retirement benefits are not funded. The jubilee and r Jubilee benefits are other long - term employee benefits, while retirement bonuses are post-employment defined benefit plans according to IAS 19. An independent actua discount rate of 5% p.a. and a wage inflation rate up to 3% p.a. Accrued obligations are those future discounted payments, adjusted by employee attrition rates, whic Demographic and attrition profiles are based on the historical data. Actuarial gains and losses are recognised in the period they occur. During the 6 month periods ended 3(and PLN 13m jubilee and retirement bonuses combined, respectively.

(l) Foreign exchange transactions

Transactions denominated in foreign currencies are translated in measurement currency (Polish Zloty) at actual exchange rates prevailing at the date of the transaction. M reported at the rates of exchange prevailing at the balance sheet date. Any gain or loss arising from a change in exchange rates subsequent to the date of the transactior except for amounts capitalised in accordance with Note 4 (j).

(m) Financial instruments

Financial assets are classified into the following categories: held-to-maturity, held-for-trading and available-for-sale. Financial assets with fixed or determinable payme ability to hold to maturity other than loans and receivables originated by the Group are classified as held-to-maturity financial assets. Financial assets acquired principally in price are classified as held-for-trading. All other financial assets, other than loans and receivables originated by the Group, are classified as available-for-sale.

Held-to-maturity financial assets are included in non-current assets unless they mature within 12 months of the balance sheet date. Financial assets held-for-trading are classified as current assets if management intends to realise them within 12 months of the balance sheet date.

All purchases and sales of financial assets are recognised on the trade date. Financial assets are initially measured at purchase price, which is the fair value of the considera

Held-for-trading financial assets are subsequently carried at fair value without any deduction for transaction costs by reference to their quoted market price at the balance sl

Changes in the fair values of held-for-trading financial assets are included in financial income or financial expense. Held-to-maturity financial assets are carried at amortise

Available-for-sale financial assets are subsequently carried at fair value without any deduction for transaction costs by reference to their quoted market price at the balar active market and their fair value cannot be reliably measured by alternative valuation methods. Such available-for-sale financial assets are measured at cost less impairme

Changes in fair value are recorded on the revaluation account if market price set on regulated active market exists or for which the fair value can be reliably determin resulting from impairment is recognized in the income statement as financial costs.

Loans granted are carried at amortised cost.

Derivative financial instruments which are not designated as hedging instruments and are classified as held-for-trading and carried at fair value, with changes in fair value i

Derivative financial instruments which are designated as cash flow hedging instruments are carried at fair value, with changes in the fair value:

- recognised directly in equity through the statement of changes in equity for portion determined as an effective hedge;
- recognised in the income statement for ineffective portion.

Derivative financial instruments which are designated as fair value hedging instruments are carried at fair value, with changes in the fair value in the income statement.

An embedded derivative is separated from the host contract and accounted for as a derivative if all of the following conditions are met:

- the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract;
- a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative;
- the hybrid (combined) instrument is not measured at fair value with changes in fair value reported in net profit or loss.

Embedded derivatives are accounted for similarly to derivative financial instruments that are not designated as hedging instruments.

The carrying value of cash, receivables, trade and other payables and accruals approximate their fair value.

Derivatives are not being presented in the consolidated financial statements if control or right to them has been lost. Usually it occurs while selling a derivative or in cas
independent third party.

(n) Income tax

The income tax charge is based on profit for the year and considers deferred taxation. Deferred taxes are calculated using the balance sheet method. Deferred income tax carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets and liabilities are measured u in which those temporary differences are expected to be recovered or settled based on tax rates enacted or substantially enacted at the balance sheet date.

Deferred tax assets are recognised for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible tax calculation the investment tax allowance bonus is treated as a temporary difference and is recognised as a deferred tax asset in the period the investment tax allowance (

Deferred tax liabilities are recognised for all taxable temporary differences, unless the deferred tax liability arises from goodwill for which amortisation is not deductible fo

Deferred tax assets and liabilities are recognised regardless of when the timing difference is likely to realise.

Deferred tax assets and liabilities are not discounted and are classified as non-current assets (liabilities) in the balance sheet.

(o) Earnings per share

Basic earnings per share for each period are calculated by dividing the net profit for the year by the weighted average number of shares outstanding during that period.

Diluted earnings per share for each period is calculated by dividing the net profit for the year adjusted for any changes in the net profit resulting from the conversion of the of shares outstanding taking into account the conversion of all dilutive potential ordinary shares.

(p) Provisions

A provision is recognised when the Group has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of resources embodyir reliable estimate may be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where t provision is the present value of the expenditures expected to be required to settle the obligation.

(q) Environmental provisions

The Group companies accrue for environmental clean-up and remediation costs when they have a legal or constructive obligation to do so. Environmental provisions ar environmental specialists. The Company continuously performs land remediation that decreases the provision by its utilization.

(r) Management use of estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the financial : estimates.

5. Property, plant and equipment

	30 June 2004 (unaudited)	31 December 2003
Land	371	365
Buildings and constructions	5,282	5,385
Machinery and equipment	2,646	2,886
Vehicles and other	312	314
Construction in progress	1,056	857
Total	**9,667**	**9,807**

The movements in each year were as follows:

	Land	Buildings and constructions	Machinery and equipment	Vehicles and other	Construction in progress
Cost					
1 January 2003	137	8,631	8,899	977	486
Additions at cost	9	139	82	44	485
Acquisition of subsidiaries	238	292	316	11	-
Disposal of subsidiaries	-	-	(16)	(17)	-
Reclassifications	-	4	(2)	(2)	-
Disposals, including:	-	(160)	(704)	(25)	(64)
Transfers to other groups of PPE*	-	-	-	-	(240)
30 June 2003 (unaudited)	**384**	**8,906**	**8,575**	**988**	**667**
1 January 2004	365	9,262	8,893	1,046	857
Additions at cost	14	163	124	44	530
Disposal of subsidiaries	-	(5)	-	-	-
Reclassifications	-	4	(4)	-	-
Disposals, including:	(8)	(67)	(71)	(18)	(331)
Transfers to other groups of PPE*	-	-	-	-	(321)

Exchange rate differences from valuation of ORLEN Deutchland	(8)	(16)	(15)	-	-
30 June 2004	**371**	**9,357**	**8,942**	**1,072**	**1,056**
(unaudited)					
Accumulated depreciation					
1 January 2003	-	3,500	5,870	671	-
Depreciation charge	-	186	360	44	-
Other charges	-	6	-	-	-
Impairment	-	6	2	-	-
Acquisition of subsidiaries	-	56	132	8	-
Disposal of subsidiaries	-	-	(11)	(13)	-
Reclassifications	-	2	-	(2)	-
Disposals	-	(106)	(672)	(15)	-
30 June 2003	**-**	**3,650**	**5,681**	**693**	**-**
(unaudited)					
1 January 2004	-	3,877	6,007	732	-
Depreciation charge	-	214	348	41	-
Other charges	-	1	1	1	-
Impairment	-	31	4	1	-
Reclassifications	-	1	(1)	-	-
Disposals, including:	-	(49)	(63)	(15)	-
Exchange rate differences from valuation of ORLEN Deutchland	-	(4)	(7)	-	-
30 June 2004	**-**	**4,075**	**6,296**	**760**	**-**
(unaudited)					
Net book value					
30 June 2003	**384**	**5,256**	**2,894**	**295**	**667**
(unaudited)					
30 June 2004	**371**	**5,282**	**2,646**	**312**	**1,056**
(unaudited)					

* fixed assets transferred to operations (including land)

Transfers from construction in progress to other groups of PPE are presented in additions at cost.

Perpetual usufruct granted to the entities of the Group by virtue of law meets the definition of an asset. In accordance with the Framework for the Preparation and P Accounting Standards Board an asset is a resource controlled by the enterprise as a result of past events and from which future economic benefits are expected to flow t historical cost. As at the date of the first adoption of IFRS and as at the date of these financial statements, the historical cost of the asset could not be determined reli: statements, in accordance with SIC-8.

As at 30 June 2004 and 31 December 2003 the carrying amount of property, plant and equipment pledged as security for liabilities were PLN 314 m and PLN 464m, respec

Impairment losses presented in the movements of property, plant and equipment are the amounts by which the carrying amounts of the assets exceeded their estimated operating expenses. Impairment losses recognised during the year 2003 and first half of the year 2004 resulted from the restructuring process of the Company (integr warehouses and retail sites.

Fixed assets of the Group are not considered to be investment property under IAS 40.

As of 30 June 2004 and 31 December 2003 construction in progress included:

	30 June 2004	**31 December 2003**
	(unaudited)	
Revamping of Olefins II production unit	676	471
Infrastructure of Olefins II	98	48
Construction of biodiesel plant	82	-
Intensification of IFP, Pyrotol, Butadien	41	33
Infrastructure PP III and PE III	19	-
Construction of gasoline warehouse in Ostrow Wielkopolski	17	38
Construction of MOP III	17	-
Construction of underground crude oil and gasoline storage	15	9
Intensification of Aromatics Extraction Installation	15	8
Modernisation of wholesale site in Mosciska	-	26
Increase of production capacity of Biturox installation	1	66
Other construction in progress	75	158
Total	**1,056**	**857**

The Group companies record all scheduled maintenance and repairs as expenses when incurred. Environmental remediation costs are provided for when management has a removal of harmful substances (see Note 17).

The amounts of borrowing costs capitalised for the 6 month period ended 30 June 2004 were PLN (48)m and for the 6 month period ended 30 June 2003 were PLN (1)m. T 2004 was (4)% and in the 6 month period ended 30 June 2003 was (1)%.

6. Negative goodwill, net

	30 June 2004	31 December 2003
	(unaudited)	
Centrala Produktow Naftowych "CPN" S.A.	55	61
Anwil S.A.	(257)	(276)
Orlen Deutschland	(70)	(75)
Other	17	17
	-----	-----
Total	**(255)**	**(273)**
	=====	=====

Net changes in negative goodwill for the 6 month periods ended 30 June 2004 and 30 June 2003 were as follows:

	6 month period ended 30 June 2004	6 month period ended 30 June 2003
	(unaudited)	(unaudited)
Gross amount, opening balance	**(402)**	**(322)**
Increase of negative goodwill on acquisition of German activities	-	(185)
Foreign exchange gains/losses on negative goodwill valuation of German activities as at balance sheet date	(1)	(10)
Other additions of goodwill/(negative goodwill)	2	(1)
	-----	-----
Gross amount at the end of the period	**(401)**	**(518)**
	-----	-----
Accumulated amortisation, opening balance	**129**	**100**

Charge for the period, net	17[2)]	16[1)]
Accumulated *amortisation* at the end of the period	**146**	**116**
Net book value at the end of the period	**(255)**	**(402)**

Negative goodwill does not relate to expected future losses and costs and it is recognised as income on a systematic basis over the remaining weighted average useful life o

[1)] PLN (8)m relates to goodwill amortisation and PLN 24m relates to negative goodwill write-off both presented in other operating income/(expenses), *net in the consolida*

[2)] PLN (8)m relates to goodwill amortisation and PLN 25m relates to negative goodwill write-off both presented in other operating income/(expenses), net in the consolida

7. Intangible assets

	30 June 2004 (unaudited)	31 December 2003
Software	15	12
Patents and trademarks	53	66
Other	43	43
	-----	-----
Total	**111**	**121**
	=====	=====

The movements of intangible assets in each period were as follows:

	Software	Patents and trademarks	Other	Tot
Gross amount				
1 January 2003	16	175	33	
Additions	2	10	6	
Acquisition of subsidiaries	7	-	20	
Disposals	-	(1)	-	
	------	------	------	
30 June 2003 (unaudited)	**25**	**184**	**59**	
	------	------	------	-
1 January 2004	28	188	66	
Additions	5	4	4	
Disposals	-	-	(2)	
	------	------	------	
30 June 2004	**33**	**192**	**68**	

(unaudited)	------	------	------	
Accumulated depreciation				
1 January 2003	13	91	13	
Amortization charge	1	16	2	
Acquisitions of subsidiaries	2	-	4	
Disposals	-	(1)	-	
	------	------	------	-
30 June 2003	**16**	**106**	**19**	
(unaudited)	------	------	------	-
1 January 2004	16	122	23	
Amortization charge	2	17	3	
Disposals	-	-	(1)	
	------	------	------	-
30 June 2004	**18**	**139**	**25**	
(unaudited)	------	------	------	-
Net book value				
30 June 2003	**9**	**78**	**40**	
(unaudited)	======	======	======	=
30 June 2004	**15**	**53**	**43**	
(unaudited)	======	======	======	=

Foreign exchange differences resulting from valuation of Orlen Deutschland are not significant.

8. Financial assets

a) available for sale investments

	30 June 2004	31 December 2003	Group interest in capital as at 30 June 2004	Group voting rights	Principal activity
	(unaudited)				
Polkomtel S.A.	436	436	19.61%	19.61%	GSM mobile operator
AW SA Holland II B.V.	61	61	9.22%	9.22%	Dominant company of Autostrada Wielkopolska S.A.
Telewizja Familijna	26	26	11.96%	9.61%	Radio and television related activities
Other	49	29			
	----	----			
Total at cost	572	552			
	----	----			
Impairment	(45)	(40)			
	----	----			
Net value of available for sale investments	**527**	**512**			
	====	====			

b) loan granted

Other loans	21	22
	----	----
Total	**21**	**22**
	====	====

c) financial assets held to maturity

Telewizja Familijna S.A. bonds [1)]	26	26
Impairment	(26)	(26)
Net value of financial assets held to maturity	-	-
Total net value of financial assets	**548**	**534**

[1)] On 8 April 2003 the bankruptcy of Telewizja Familijna S.A. was announced; net book value of shares and bonds as at 30 June 2004 and 31 December 2003 equals 0.

Available for sale investments as shown above are carried at cost less impairment charges since they do not have quoted market prices in an active market and their fair val

Shares of Polkomtel S.A., a Polish GSM mobile operator, are presented at historical cost of PLN 436m (19.61% interest) as at 30 June 2004. There are three other shareho several other minority shareholders.

As at 30 June 2004 the Company had 9.22% share in AW S.A. Holland II B.V. share capital at total purchase price of PLN 61m. The company is the dominant holding develop certain motorways in Poland. The Company owns a put option for shares of AW S.A. exercisable on each demand of PKN ORLEN till 31 December 2006 and c from the investment. Management of the Company believes that both options are fully exercisable. Additionally PKN ORLEN S.A. provided Kulczyk Holding S.A. with a between 1 January 2005 and 31 December 2006.

Shares of AWSA have no active market and, according to the Management Board, their fair value cannot be reliably measured, so both put option, as well as call optio purchase price.

9. Investments accounted for using equity method

a) As at 30 June 2004 and 31 December 2003 the Group's investments accounted for using equity method were as follows:

	Recorded value using equity method as at	Group interest in equity as at	Principal activity

	30 June 2004 (unaudited)	31 December 2003	30 June 2004	
Basell Orlen Polyolefins Sp. z o.o.	411	384	50%	production, distribution and sales of polyolefin
Naftoport Sp. z o.o.	49	52	48.71%	Construction, operation and maintenance of loading station for liquid fuel
Other	57	57		
Total	**517**	**493**		

10. Inventories

	30 June 2004 (unaudited)	31 December 2003
Finished goods	1,026	971
Work in progress (semi-products)	350	285
Goods for resale	240	260
Materials and production supplies	1,749	1,542
Net inventories	**3,365**	**3,058**

The inventory write-offs to net realisable value amounted to PLN 3m in the 6 month period ended 30 June 2004 and PLN 2m for the 6 month period ended 30 June 2003.

As at 30 June 2004 the carrying amount of inventories valued at net realisable value was PLN 66m whereas at 31 December 2003 the carrying amount of inventories value

As at 30 June 2004 and 31 December 2003 the carrying amounts of inventories pledged as security for liabilities were PLN 54m and PLN 37m, respectively.

Starting from year 2002 the level of mandatory reserves is created on the basis of a schedule defined by the Decree of Ministry of Economy dated 14 June 2002 (Journ production or imports less export of the entity as at the end of 2008 (moreover the Ministry adequate for economy is responsible for setting economic fuel reserves: for l current year). As at 30 June 2004 and 31 December 2003 the value of obligatory inventory reserves in the Group amounted to PLN 1,257m and PLN 1,064 m.

11. Trade and other receivables

	30 June 2004 (unaudited)	31 December 2003
Trade receivables	2,438	2,027
Tax receivables	178	226
Investment receivables (due to disposal of stake in NOM)	112	112
Other receivables	774	465
Gross receivables	3,502	2,830
Less allowance for doubtful debts	(317)	(317)
Net receivables	**3,185**	**2,513**

Total receivables include PLN 442m of amounts in foreign currencies as at 30 June 2004 and PLN 421m of amounts in foreign currencies as at 31 December 2003. Trade of goods bought for resale.

Concentrations of credit risk relating to trade receivables are limited due to the large number of customers comprising the Group's customer base and their dispersion acros

The normal repayment periods of receivables related to sales is 14 to 30 days.

Maximum credit risk amounts to PLN 2,745m. The Management believes that risk of doubtful receivables is reflected by the set allowance for doubtful accounts.

The impairment charges and changes therein for the 6 month periods ended 30 June 2004 and 30 June 2003 were as follows:

	6 month period ended	6 month period ended

	30 June 2004	30 June 2003
	(unaudited)	(unaudited)
Allowance, beginning of year	317	292
Increase	31	76
Released	(30)	(33)
Written off	(1)	(5)
Allowance, end of period	**317**	**330**

12. Short-term investments

Short-term investments as at 30 June 2004 and 31 December 2003 included bonds and other short term securities amounting to PLN 298m and PLN 67m respectively, incl

	30 June 2004	31 December 2003
	(unaudited)	
Held-for-trading	288	52
Held-for-maturity	9	14
Loans granted and own receivables	1	1
Total	**298**	**67**

13. Deferred costs

	30 June 2004 (unaudited)	31 December 2003
Prepayments	85	37
Other	54	43
	----	----
Total	**139**	**80**
	====	====

14. Cash and cash equivalents

	30 June 2004 (unaudited)	31 December 2003
Cash on hand and in bank	783	514
Cash in transit and cash equivalents	54	48
	----	----
Total	**837**	**562**
	====	====

Total cash and cash equivalents include PLN 640m of amounts in foreign currencies as at 30 June 2004 and PLN 331m as at 31 December 2003.

Concentration of credit risk relating to cash and cash equivalents is limited because the Group places its cash mainly with several well-established Polish and international l

15. Minority interests

The minority interests represent the net assets of subsidiaries attributable to interests that are not owned, directly or indirectly through subsidiaries, by the Company.

	30 June 2004 (unaudited)	30 June 2003* (unaudited)
Minority interests		
Beginning of the period	427	412
Change in the Groups' share of equity	(14)	(18)
Minority interest in the profit/loss of the Group's entities	24	17
	----	----
End of the period	**437**	**411**
	====	====

* changes include a period of 6 months

Minority interests consist of interest of minority shareholders in the following subsidiaries:

	30 June 2004	31 December 2003
	(unaudited)	
Capital Group Anwil S.A.	227	207
Capital Group Rafineria Trzebinia S.A.	84	75
Capital Group Rafineria Nafty Jedlicze S.A.	34	33
Inowroclawskie Kopalnie Soli "Solino" S.A.	24	22
Other	68	90
	----	----
Total	**437**	**427**
	====	====

16. Interest bearing borrowings

	Note	30 June 2004	31 December 2003
		(unaudited)	
Bank loans	(a)	2,328	2,918
Other loans and borrowings	(b)	29	36
Short terms bonds	(c)	75	77
		-----	-----
Total		**2,432**	**3,031**
		-----	-----
Less:			
Short-term portion		463	1,195
		-----	-----
Long-term portion		1,969	1,836

===== =====

As at 30 June 2004 principal repayments fall due on:

	30 June 2004 (unaudited)
12 months till 30 June 2005	463
1 July 2005 – 30 June 2007	205
Thereafter	1,764
Total	**2,432**

The value of loans raised by the Group decreased by PLN 599m in the 6 month period ended 30 June 2004.

Change of the value of loans results mostly from:

- partial proceeds from loan:

  EUR 56m within the dual currency loan agreement*

- Issuance of bonds

  PLN 159m

- raising of a loan in PLN in PKO BP S.A. amounting to PLN 94m and in BPH S.A amounting to PLN 4m

- repaying of loans in foreign currencies

  EUR 25m in PeKaO S.A.

- repaying of PLN loans

  PLN 47m in Millenium Bank S.A.

  PLN 330m in PKO BP S.A.

  PLN 100m in PeKaO S.A.

  PLN 26m in BH S.A.

  PLN 13m in ING Bank Slaski SA

  PLN 8m in BPH PBK S.A.

PLN 4m in Kredyt Banku

- Repaying of loans in German companies

EUR 60m

- Redemption of bonds

PLN 161m

* The Syndicated Agreement on dual currency (EUR 500m) was signed 29 July 2003. The loan will be repaid in total in 2008. The loan can be utilized in EUR as well as ii

(a) **Bank loans analysed by currency are as follows:**

		30 June 2004	31 December 2003
		(unaudited)	
Polish Zloty	(1)	541	897
U.S. Dollar	(2)	826	839
Swiss Franc	(3)	18	22
EURO	(4)	943	1,160
Total		**2,328**	**2,918**

As of 30 June 2004 and 31 December 2003 fixed rates and margins relating to loans with floating rates were following:

Polish Zloty (1)

30 June 2004	Amount	Lowest rate (%)	Highest rate (%)
Floating rate	541		
O/N WIBOR		-	3.30%
T/N WIBOR		0.50%	1.00%
1W WIBOR		0.60%	2.50%
1M WIBOR		0.03%	4.10%
3M WIBOR		0.40%	1.00%
6M WIBOR		-	0.95%
NBP discount rate		0.250	0.375
Total Polish Zloty	**541**		

U.S. Dollar (2)

30 June 2004	Amount	Lowest rate (%)	Highest rate (%)
Floating rate	826		
1W LIBOR		-	0.60%
1M LIBOR		-	1.00%
3M LIBOR		-	0.40%
Total U.S. Dollar	**826**		

Swiss Franc (3)

30 June 2004	Amount	Lowest rate (%)	Highest rate (%)
Floating rate	18		
3M LIBOR		-	1.00%
Total Swiss Franc	**18**		

EURO (4)

30 June 2004	Amount	Lowest rate (%)	Highest rate (%)
Fixed rate -	242	4.17%	7.90%
Floating rate	701		
3M LIBOR		-	1.00%
1M EURIBOR		-	0.20%
3M EURIBOR		0.40%	0.45%
Total EURO	**943**		
Total	**2,328**		

Polish Zloty (1)

31 December 2003	**Amount**	**Lowest rate (%)**	**Highest rate (%)**
Floating rate	897		
T/N WIBOR		0.15%	1.00%
1W WIBOR		0.60%	2.50%
1M WIBOR		0.02%	3.20%
3M WIBOR		0.40%	1.00%
6M WIBOR		-	0.95%
NBP discount rate		0.250	0.375
Total Polish Zloty	**897**		

U.S. Dollar (2)

31 December 2003	**Amount**	**Lowest rate (%)**	**Highest rate (%)**
Floating rate	839		
1W LIBOR		-	0.60%
1M LIBOR		-	1.00%
3M LIBOR		-	0.45%
Total U.S. Dollar	**839**		

Swiss Franc (3)

31 December 2003	**Amount**	**Lowest rate (%)**	**Highest rate (%)**
Floating rate	22		
3M LIBOR		-	1.00%
Total Swiss Franc	**22**		

EURO (4)

31 December 2003	**Amount**	**Lowest rate (%)**	**Highest rate (%)**
Fixed rate	163	4.17%	7.90%
Floating rate	997		
3M LIBOR		0.45%	1.00%
1M EURIBOR		0.16%	0.50%
3M EURIBOR		-	0.45%
6M EURIBOR		-	0.30%
Total EURO	**1,160**		
Total	**2,918**		

The basic interest rates as of 30 June 2004 and 31 December 2003 were as presented:

	30 June 2004	31 December 2003
O/N Wibor	5,72%	5,33%
T/N Wibor	5,75%	5,33%
1W Wibor	5,70%	5,35%
1M Wibor	5,75%	5,41%
3M Wibor	6,05%	5,60%
6M Wibor	6,41%	5,69%
1 M Euribor	2,075%	2,101%
3 M Euribor	2,120%	2,124%
6 M Euribor	2,195%	2,168%
1W Libor (USD)	1,3500%	1,0888%
1M Libor (USD)	1,3688%	1,1200%
3M Libor (USD)	1,6100%	1,1519%
1M Libor (EUR)	2,0750%	2,1001%
3M Libor (EUR)	2,1200%	2,1230%
3M Libor (CHF)	0,4983%	0,2600%
NBP discount rate	6,25%	5,75%

In the first half of 2004 the average effective interest rate for loans in Polish Zloty was 6.12% and for loans in other currencies was 2.03%.

As at 30 June 2004 PLN 574m of Group's assets were pledged as collateral for loans, compared with PLN 554m as at 31 December 2003.

(b) Other loans and borrowings

	30 June 2004 (unaudited)	31 December 2003
Bank Ochrony Œrodowiska S.A.	1	-
Wojewodzki Fundusz Ochrony Srodowiska i Gospodarki Wodnej		

(Voivodship Fund for Environmental Care)	-	1
Narodowy Fundusz Ochrony Srodowiska (National Fund for Environmental Care)	28	35
	----	----
Total	**29**	**36**
	====	====

As at 30 June 2004 other loans and borrowings were subject to floating interest rates at 1.56% - 9.0%, compared to 1.44% - 9.0% as at 31 December 2003.

(c) Bonds issued by PKN ORLEN

Bonds issued by PKN ORLEN and presented in balance sheet as at 30 June 2004, are denominated in PLN and they are subject to interest rates at 5.93% – 5.99% and are r

The Group continuously monitors the achievable interest rates and attempts to replace its loans with more favourable ones in response to market conditions.

The Group utilises loans both in PLN and foreign currencies that bore mainly floating rates.

Based on arrangements made with their banks the Group had unused floating rate loan facilities of PLN 1,346m as at 30 June 2004.

Fair value of loans and borrowings is similar to their balance sheet value because the loan terms reflect currently market conditions.

17. Provisions

	30 June 2004 (unaudited)	31 December 2003
Environmental provisions	438	407
Jubilee awards and retirement bonuses	170	159
Penalties, compensation, other	55	22
Other provisions	29	28
Total	**692**	**616**

The Group companies have a legal or constructive obligation to restore a significant number of contaminated retail and wholesale sites as well as production sites as a resu
remediation costs were performed in years 2000-2003 based on independent experts' analyses. The amount of environmental provision was reassessed by the Managemen
represents Management's best estimate of future costs assuming average level of parameters influencing estimated costs.

The movements in each period were as follows:

	Environmental provision	Jubilee awards and retirement bonuses	Penalties and compensations, other	Other provisions	Total
1 January 2003	380	150	29	17	576
Charge	5	26	31	6	68
Use of provision	(5)	(13)	(3)	(10)	(31)
Release	(7)	(3)	(13)	(2)	(25)
Change in the Group	-	(10)	-	-	(10)
30 June 2003	**373**	**150**	**44**	**11**	**578**

(unaudited)	======	======	======	======	======
1 January 2004	407	159	22	28	616
Charge	37	28	33	7	105
Use of provision	(4)	(15)	-	(1)	(20)
Release	(2)	(2)	-	(5)	(9)
Change the in Group	-	-	-	-	-
	----------	----------	----------	----------	----------
30 June 2004	**438**	**170**	**55**	**29**	**692**
(unaudited)	======	======	======	======	======

18. Trade, other payables and accrued expenses

Trade and other payables and accrued expenses consist of the following:

	30 June 2004 (unaudited)	31 December 2003
Trade payables	2,493	2,172
Taxes and social security	1,431	836
Social funds	56	46
Dividend payables	278	-
Holiday pay accrual	25	23
Wages and salaries	16	14
Loyalty program	51	48
Accruals and other liabilities	63	92
Total	**4,413**	**3,231**

The social fund ("the Fund"), classified as a short-term employee benefit, is an employer's obligation based on the government mandated calculation based on the numl amounts calculated under this formula must be used for the benefits of the employees.

The difference between liabilities of the social fund and cash of the Fund stands for receivables from employees (borrowings). Cash on bank accounts of the Fund is blocke

Trade and other payables and accrued expenses include PLN 1,909m and PLN 1,986m of amounts denominated in foreign currencies, respectively as at 30 June 2004 payables approximates their fair value, because trade payables are of a short-term nature.

19. Deferred income

	30 June 2004	31 December 2003

	(unaudited)	
Prepayments received	11	-
Grants	8	8
Other	3	6
	----	----
Total	**22**	**14**
	====	====

20. Shareholders' equity

The share capital as at 30 June 2004 represented by the parent company's share capital is PLN 534m, divided into 427,709,061 shares with nominal value of PLN 1.25 eacl

The share capital consisted of the following share series as of 30 June 2004 and 31 December 2003:

Share series	Number of shares issued at 30 June 2004	Number of shares issued at 31 December 2003	Number of shares authorised at 30 June 2004	Number of shares authorised at 31 December 2003
A series	336,000,000	336,000,000	336,000,000	336,000,000
B series	6,971,496	6,971,496	6,971,496	6,971,496
C series	77,205,641	77,205,641	77,205,641	77,205,641
D series	7,531,924	7,531,924	7,531,924	7,531,924
	427,709,061	**427,709,061**	**427,709,061**	**427,709,061**

In Poland, each new issuance of capital is labelled as a new series of shares. All of the above series have the exact same rights.

During the year 2003 7,531,924 bonds were converted into shares as an effect of the execution of the management options program. On 20 November 2003 District Court share capital. As at 31 December 2003 the program was closed.

Revaluation reserves result from the obligatory revaluation of fixed assets. Revaluations of property, plant and equipment were generally performed as mandated base designed to reflect the level of inflation. These amounts are not distributable.

Reserves available for distribution, according to Polish law (Commercial Code set certain restrictions in relation to periods for which dividends can be paid) as at 30 J compared to PLN 2,204m as at 31 December 2003 (period 1999-2003). PKN ORLEN is authorised to pay dividends to the extent of distributable reserves available under I

During the 6 month period ended 30 June 2004 the Company did not pay any dividends to its shareholders.
On 24 June 2004, the General Shareholder's Meeting approved a resolution to pay-out dividend from profit made in 2003 in September 2004 in the amount of PLN 278m, 31 December 2003 the Company paid dividends in the amount of PLN 59m related to the year 2002, which represents PLN 0.14 zloty per share.

Earnings per share calculation and diluted earnings per share calculation are presented below.

	6 month period ended 30 June 2004 (unaudited)	3 month period ended 30 June 2004 (unaudited)	6 month period ended 30 June 2003 (unaudited)	3 month period ended 30 June 2003 (unaudited)
Weighted average common stock outstanding	427,709,061	427,709,061	420,177,137	420,177,13
Net profit for the period per share (in zloty per share)	2.33	1.40	1.23	0.3

As at 30 June 2004 and 30 June 2003 there were no dilutive effect that could have had impact on the above statement.

21. Segment reporting

Business segments

The Group's activities are conducted through two major operating divisions: Refining and Marketing (R&M) and Chemicals (C).

- The Refining and Marketing (R&M) includes crude oil refining, storage, wholesale and retail trading of refinery products.
- The Chemicals (C) includes mainly production and trading of petrochemical products by PKN ORLEN and fertilisers and PVC by Anwil S.A.

Other operations include mainly support activities in PKN ORLEN, transport activities and repair and construction activities performed by the Company's subsidiaries.

Segment profit and segment assets have been determined before making intersegment adjustments as appropriate. Sales prices between business segments approximate market values. Segment costs have been allocated as appropriate based on rationale, other segment expenses, reconciling total segment results to profit from operations.

Revenues, costs and financial result in segments

	Refining and Marketing				Chemicals				Other operations			
	for the period of				for the period of				for the period of			
	6 mths	3 mths	6 mths	3 mths	6 mths	3 mths	6 mths	3 mths	6 mths	3 mths	6 mths	3 mths
	ended 30 June 2004		ended 30 June 2003		ended 30 June 2004		ended 30 June 2003		ended 30 June 2004		ended 30 June 2003	
Revenue												
External sales	11,589	6,392	9,052	5,093	1,822	869	1,606	724	321	146	237	11
Inter-segment sales	1,911	1,210	1,679	762	668	351	690	315	398	176	566	29
Value of hedge transactions settlements		-	-	-	21	21	-	-	-	-	-	-
Total revenue	13,500	7,602	10,731	5,855	2,511	1,241	2,296	1,039	719	322	803	40
Total costs	**(12,376)**	**(6,870)**	**(10,016)**	**(5,640)**	**(2,193)**	**(1,112)**	**(2,136)**	**(970)**	**(643)**	**(281)**	**(778)**	**(40**
Other operating income	79	49	61	18	31	17	145	16	12	5	17	13
Other operating costs	(188)	(171)	(101)	(35)	(10)	(8)	(13)	(3)	(29)	(20)	(28)	(14
Result												
Segment result	1,015	610	675	198	339	138	292	82	59	26	14	(2)
Unallocated corporate revenue												
Unallocated corporate expenses												
Profit from operations												
Financial income												
Financial expenses												
Share of net profits of entities consolidated using equity accounting	-	-	-	-	31	19	18	10	15	10	3	1
Profit before income tax												
Income taxes												
Minority interests												
Net profit												

Other information in segments

	Refining and Marketing		Chemicals		Other Operations		Eliminations	
	as at 30 June 2004	as at 31 December 2003	as at 30 June 2004	as at 31 December 2003	as at 30 June 2004	as at 31 December 2003	as at 30 June 2004	as at 31 Decembe 2003
Other Information								
Segment assets	11,814	11,571	2,639	2,268	1,756	1,968	(205)	(10
Investments in entities accounted for using the equity method	3	3	418	394	96	96	-	
Unallocated corporate assets								
Total assets								
Segment liabilities	3,747	2,798	413	367	339	369	(203)	(10
Unallocated corporate liabilities								
Total liabilities								

The Group's significant assets as at 30 June 2004 and 30 June 2003 were located in Poland and Germany (except for cash and cash equivalents deposited in Czech in Kon 30 June 2004), where also the capital expenditures were incurred during the 6 month periods ended 30 June 2004 and 30 June 2003.

Other information in segments – continued

	Refining and Marketing				Chemicals				Other Operations				Total			
	for the period of				for the period of				for the period of				for the period of			
	6 moths	3 moths	6 moths	3 moths	6 moths	3 moths	6 moths	3 moths	6 moths	3 moths	6 moths	3 moths	6 moths	3 moths	6 moths	3 mo
	ended 30 June 2004		ended 30 June 2003		ended 30 June 2004		ended 30 June 2003		ended 30 June 2004		ended 30 June 2003		ended 30 June 2004		ended 30 June 200[illegible]	
Property, plant, equipment and intangible assets expenditure	255	159	342	208	273	125	133	71	29	15	63	53	557	299	538	[illegible]
Property, plant, equipment and intangible assets expenditure unallocated to segments													15	11	20	
Total property, plant, equipment and intangible assets expenditure													**572**	**310**	**558**	[illegible]
Segment depreciation	419	210	404	211	114	57	102	38	74	37	85	41	607	304	591	[illegible]
Unallocated assets depreciation													19	10	18	
Total depreciation													**626**	**314**	**609**	[illegible]
Non-cash expenses other than depreciation	**74**	**28**	**73**	**31**	**7**	**6**	**9**	**3**	**14**	**6**	**21**	**9**	**95**	**40**	**103**	[illegible]

Geographical segments

As a result of acquisition of financial assets in Germany, beginning on 1 March 2003, the Group operates in Poland and in Germany. The following table shows the dist segmental reporting for business segments for the 6 and 3 month periods ended 30 June 2004 and 30 June 2003.

Segment:	Refining and Marketing				Chemicals				Other Operations				Total		
	for the period of				for the period of				for the period of				for the peri		
	6 moths	3 months	6 moths	3 moths	6 moths	3 moths	6 moths	3 moths	6 moths	3 moths	6 moths	3 moths	6 moths	3 moths	ı
	ended 30 June 2004		ended 30 June 2003		ended 30 June 2004		ended 30 June 2003		ended 30 June 2004		ended 30 June 2003		ended 30 June 2004		
Export sales	486	288	303	150	418	197	412	182	11	4	8	6	915	489	
Domestic sales	6,930	3,858	6,309	3,146	1,404	672	1,194	542	310	142	229	110	8,644	4,672	
Sales in Germany	4,173	2,246	2,440	1,797	-	-	-	-	-	-	-	-	4,173	2,246	
Value of hedge transactions settlements	-	-	-	-	21	21	-	-	-	-	-	-	21	21	
Total external revenue	**11,589**	**6,392**	**9,052**	**5,093**	**1,843**	**890**	**1,606**	**724**	**321**	**146**	**237**	**116**	**13,753**	**7,428**	

22. Financial instruments

(a) Derivative transactions – swap

The purpose of risk management is to reduce the volatility of cash flows and financial result using derivatives to hedge the main factors influencing their volatility.

According to „Market risk management policy in PKN ORLEN S.A." the reduction of the volatility of cash flows related to the statutory activities is the Company's majc manage the risk to which they are exposed, reduce the volatility of future cash flows and limit the potential losses caused by the occurrence of events which might l continuity of activities. Market risk management includes processes of identification, measurement and definition of risk reduction, taking into consideration aspects of exc

The main purpose of derivative transactions concluded by the Company in year 2003 was to minimize the exchange rate risk. They decrease the vulnerability of reve Revenues from the execution of contracts on sale of petrochemicals, although expressed in PLN, are dependant on EUR to PLN exchange rate. To hedge its revenues ex swap transactions.

As a result of the derivative transactions, which characteristic of market changes is adversely correlated with changes in revenues from sale of petrochemical products, th fluctuations of revenues from sale of above mentioned products expressed in PLN.

Application of derivative instruments requires implementation of hedge accounting in order to minimize the impact of the instruments' fair value changes on income accounting being implemented in the Company. Within frameworks of that project instruments that could be used for hedge will be precisely specified and hedge items wil

In accordance with "Market risk management guidelines in PKN Orlen" speculative transactions are not allowed. All concluded transactions are associated with real tran real transactions.

Hedge transactions:

	Financial assets –hedge transactions – derivative instruments	Financial liabilities –hedge transactions – derivative instruments
Fair value as at 31 December 2003	53	-
increases	21	-
decreases	-	-
Fair value as at 30 June 2004	74	-

(unaudited)

Derivative transactions – continuation

Swap transactions – in Dominant Company

Company	Type of transaction	Opening transaction date	Period of transaction	Nominal amount (in million PLN)	Interest rate
PKN ORLEN S.A.	Currency-interest swap depreciated using the straight-line method*	08.10.2003	20.10.2003 - 29.09.2006	224	2.4%
PKN ORLEN S.A.	Currency-interest swap depreciated using the straight-line method*	10.10.2003	20.10.2003 - 29.09.2006	224	2.4%
PKN ORLEN S.A.	Currency-interest swap depreciated using the straight-line method*	15.10.2003	20.10.2003 - 29.09.2006	226	2.4%
PKN ORLEN S.A.	Currency swap depreciated using the straight-line method*	17.12.2003	18.12.2003 - 30.11.2006	815	0.0%

* derivatives as at the end of each period are valued at their fair value, whereas every month interest is accrued on not depreciated base value of the derivative

** interest rates and exchange rates rounded to one decimal.

Date of payments of interests of the amount bought forward	Date of payments of the amount sold forward	Amount received by the PKN ORLEN S.A. in 6 months period to 30 June 2004 (in million PLN)	Amount paid by PKN ORLEN S.A. in 6 months period to 30 June 2004 (in million PLN)	Total fair value, net as at 30 June 2004 (in million PLN)	Total f 3 (in
Last working day of the month	-	21	-	74	

Derivative transactions – continuation

Swap transactions – in subsidiary

Subsidiary Anwil S.A. entered into foreign exchange and interest rate swap in order to hedge the foreign exchange risk arising from foreign currency loan incurred. Data cc
2003 are presented in the table below:

Company	Bank	Type of transaction	Opening transaction date	Closing transaction date	Amount bought forward	Amount sold forward	Interest rate for the amount bought forward	Interest r for the am sold forw
Anwil S.A.	Bank Millennium SA	Currency – interest swap	03.01.2003	08.04.2004	12 EUR	49 PLN	6M EURIBOR + 0.0%	6M WIBC 0.05%

Date of payments of interests on the amount bought forward	Date of payments of interests on the amount sold forward	Amount of interests received by ANWIL S.A. in the 6 month period to 30 June 2004	Amount of interests paid by ANWIL S.A. in the 6 month period to 30 June 2004	Fair value at 30 June 2004	Fair value at 30 June 2003
every 6 months from 08.10.2003 to 08.04.2004	every 6 months from 08.10.2003 to 08.04.2004	-	-	-	3

In relation to above transaction concluded by Anwil S.A. hedge accounting was used according to the rules accepted for cash flow hedges.

(b) Changes of particular categories of financial assets

Changes in particular categories of financial assets (except for cash and cash equivalents) and financial liabilities of the Group in the 6 month periods ended 30 June 2004 a 12 months ended 31 December 2003 are the following:

Balance sheet value, net	Financial assets held for trading	Financial assets held to maturity	Financial assets available for sale	Loans granted a own receivabl
1 January 2003	23	42	502	106
- increases	35	204	2	24
- decreases	(13)	(225)	(3)	(12)
30 June 2003	**45**	**21**	**501**	**118**
(unaudited)				
Balance sheet items				
Long term investments	-	-	501	115
Short term receivables	-	-	-	-
Short term investments	31	21	-	1
Other financial assets	14	-	-	2
Short term liabilities	-	-	-	-
Total	**45**	**21**	**501**	**118**

The value of long term financial assets available for sale valued at adjusted purchase price as at 30 June 2003 amounted to PLN 501m and included mainly shares with no a

The Group presents derivatives of positive fair value as financial assets held for trading, whereas derivatives of negative fair value as financial liabilities held for trading.

Balance sheet value, net	Financial assets held for trading	Financial assets held to maturity	Financial assets available for sale	Loans g own r
1 January 2004	**141**	**15**	**512**	
- increases	1,378*	63	124	
- decreases	(1,224)*	(66)	(30)	
30 June 2004	**295**	**12**	**606**	
(unaudited)				
Balance sheet items				
Long term investments	-	3	523	
Short term receivables	-	-	-	
Short term investments	288	9	-	
Other financial assets	7	-	83	
Short term liabilities	-	-	-	
Total	**295**	**12**	**606**	

* in accordance with IAS 7 increases/decreases from cash flow statement were taken in net value

Value of long term financial assets available for sale valued at adjusted purchase price as at 30 June 2004 amounted to PLN 523m and included mainly shares and stakes w

Value of other financial assets available for sale valued at fair value as at 30 June 2004 includes hedging instruments of the Dominant Company.

Fair value of financial assets held for trading as at 30 June 2004 included among others derivatives and embedded derivatives amounting to PLN 7m and participation units

*According to IAS 7 in cash flow statements increases/decreases were presented in net amount

23. **Operating costs by kind**

	6 month period ended 30 June 2004	3 month period ended 30 June 2004	6 month period ended 30 June 2003	3 month period ended 30 June 2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Raw materials and energy	5,537	2,939	5,348	2,582
Cost of goods bought for resale*	4,910	2,651	2,883	1,990
External services	853	452	807	450
Payroll and benefits (staff costs)	551	295	542	296
Depreciation and amortisation	626	313	609	299
Taxes and charges	146	62	144	55
Other	366	306	293	155
	---------	---------	---------	---------
	12,989	7,018	10,626	5,827
Adjusted by:				
Change in inventories, deferred and accrued costs	(245)	(168)	(203)	10
Internal costs capitalised	(31)	(9)	(56)	(30)
	---------	---------	---------	---------
Operating costs	**12,713**	**6,841**	**10,367**	**5,807**
	=====	=====	=====	=====

*Increase in value of cost of goods bought for resale i
purchase of business in Germany, which consists of r

24. **Financial income and expenses, net**

	6 month period ended 30 June 2004
	(unaudited)
Interest expense	(35)
Foreign exchange losses	(89)
Interest income	15
Foreign exchange gains	76
Profit from sale of shares, securities	7
Dividends received	68
Other, net	(2)

Total	**40**
	=====

25. Income tax

	6 month period ended 30 June 2004 (unaudited)	3 month period ended 30 June 2004 (unaudited)	6 month period ended 30 June 2003 (unaudited)	3 month period ended 30 June 2003 (unaudited)
Current income tax charge	(257)	(161)	(212)	(71)
Deferred tax	26	33	(4)	7
Total	**(231)**	**(128)**	**(216)**	**(64)**

The Group does not constitute a tax group under Poli
taxpayer.

According to the Polish tax regulations, the tax rate
was introduced by the act dated 12 November 200
2004. The change caused reassessment of net deferre
in the year ended 31 December 2003.

The reconciliation between the reported income tax e
income tax rates is as follows:

	6 month period ended 30 June 2004 (unaudited)	3 month period ended 30 June 2004 (unaudited)	6 month period ended 30 June 2003 (unaudited)	3 month period ended 30 June 2003 (unaudited)
Profit before income tax	**1.250**	**733**	**748**	**235**
Income tax calculated at statutory rate (19% - 2004; 27% - 2003)	(238)	(139)	(202)	(64)
Permanent differences, including amortization of goodwill and negative goodwill	9	(2)	(13)	3
Other	(2)	13	(1)	(3)
Income tax expense for the year	**(231)**	**(128)**	**(216)**	**(64)**

Effective tax rate	19%	17%	29%	27%

The net deferred tax liability as at 30 June 2004 ai

	30 June 2004 (unaudited)	31 December 2003
Deferred tax assets:		
Deferred tax on environmental charges	83	77
Jubilee and retirement costs provisions	22	30
Unrealised foreign exchange loss	-	10
Other	46	52
Deferred tax assets – total	151	169
Deferred tax liabilities:		
Investment tax allowance	(209)	(225)
Capitalisation of borrowing costs	(70)	(86)
Difference between tax and accounting carrying amount	(65)	(60)
Unrealised foreign exchange gains	(12)	-
Revaluation of assets to fair value relating to acquisition of majority stake of Anwil S.A.	(14)	(20)
Difference in contribution in kind – BOP	(19)	(19)
Other	(22)	(37)
Deferred tax liabilities – total	(411)	(447)
Net deferred tax liabilities	(260)	(278)

As the companies in the Group are not subject to group taxation and relief, the deferred tax assets and liabilities in the individual companies must be evaluated on a sta deferred tax assets of PLN 23m as at 30 June 2004 and PLN 15m as at 31 December 2003 and deferred tax liabilities of PLN 283m as at 30 June 2004 and PLN 293m as of

Under Polish tax regulations, taxpayers could have reduced the taxable income by the costs of purchasing qualifying fixed assets acquired in a given tax year (investmei have been further reduced in the following year by 50% of the previous year deduction (investment tax allowance bonus).

Resulting from changes in income tax law, the above described tax incentives have been only available in year 2002 in relation to the continued investment projects begu longer available. Investment tax allowance bonus earned due to investment tax allowance in 2002 was deducted from tax in the year ended 31 December 2003.

26. Operating leases

Operating lease agreements are mainly in respect of the lease of buildings, computer equipment and vehicles. The lease expenses for the 6 month period ended 30 June 20
2003 were PLN 3 million.

Future minimum lease payments under non-cancellable operating leases as at 30 June 2004 were as follows:

	30 June 2004 (unaudited)
Second half of 2004	3
2005	2
2006	1
2007	-
2008 and thereafter	-
Total minimum lease payments	**6**

27. Commitments resulting from capital expenditures

As of 30 June 2004, capital and other expenditures amounting to PLN 235m had been committed and authorised under contractual arrangements and PLN 1,704m had beer

28. Related party transactions

(a) Transactions with members of the Management Board, Supervisory Board, their spouses, siblings, descendants and their other relatives

In the 6 month period ended 30 June 2004 and as at 30 June 2004 the Group companies did not grant any advances, loans, borrowings, guarantees and any other agreeme related companies to managing and supervising persons and their relatives.

As at 30 June 2003 the Company did not show any loans granted to Management Board, Supervisory Board or their families.

In the 6 month periods ended 30 June 2004 and 30 June 2003 members of Management Board, Supervisory Board, their spouses, siblings, descendants and their other r Company.

(b) Transactions between the Company and its related parties were conducted on normal commercial terms and were as follows:

	Entities accounted for using equity method
Sales	
6 month period ended 30 June 2004	387
6 month period ended 30 June 2003	343
Purchases	
6 month period ended 30 June 2004	70
6 month period ended 30 June 2003	53
Trade receivables	
30 June 2004	85
31 December 2003	103
Trade payables	
30 June 2004	25
31 December 2003	30

The above transactions included primarily sales and purchases of petroleum products as well as purchases of maintenance, transportation and other services. The prices use

(c) Other significant transactions with related parties

As described in Note 9, the Company has a put option on AW SA Holland II B.V. shares to Kulczyk Holding S.A. which is a shareholder of the Company.

29. Contingencies and risks

(a) Guarantees and other contingent liabilities

1. guarantees and sureties

The Group entities granted guarantees and sureties. The amounts of such guarantees and other contingent liabilities were PLN 257m (including PLN 171m to nc 107m (including PLN 100m to associated companies and joint venture) respectively as at 30 June 2004 and 31 December 2003.

2. other contingent liabilities

- PLN 454m - pledge on shares of Basell Orlen Polyolefins Sp. z o.o.
- PLN 30m - liability securing three rent agreements to „Locum" Sp. z o.o. located in Szczucin
- PLN 16m - related to cession of rights to receivables to bank
- PLN 11m - related to cession of rights

(b) Tax allowances – investment incentives

During the period 1997 – 2002 the Group companies took advantage of the investment tax allowances described earlier in Note 24. Under the terms of this scheme, the Grc in respect of investments in qualifying assets. During the period 1998 – 2003 the Group companies have also utilised additional investment tax bonuses relating to these ca tax charges of the Group by PLN 300m and PLN 174m, respectively, during the period 1998 – first half of 2004 as follows.

Financial Year	Tax allowance	Tax bonus
1998	111	63
1999	95	46
2000	62	38
2001	28	12
2002	4	13
2003	-	2
	----	----
Total	**300**	**174**
	====	====

The above described allowances and bonuses are conditional. The law provides for the loss and reversal of entitlement for all investment allowances if within 3 years, any

(i) the taxpayer has outstanding tax liabilities exceeding 3% of particular taxes due for specific tax years, in relation to taxes constituting the state budget's in outstanding payments may not exceed 3% of output VAT,

(ii) the taxpayer transfers, in any form, the ownership of items that were subject to investment deductions; this does not concern the transfer of ownership resulting fi of companies, performed on the basis of regulations regarding state-owned companies, the commercialisation and privatisation of state-owned companies, the Con

(iii) the legal basis for the treatment of leased fixed assets as a component of the lessee's property ceases to exist,

(iv) the taxpayer is put into liquidation or is declared bankrupt,

(v) the taxpayer is reimbursed for investment expenses in any form,

Additionally, taxpayer can recognise tax deductions, if defined conditions, including the lack of outstanding tax liabilities, are met before any deductions are recognise *incentives deductions were recognised, tax authorities may deny a claim to tax allowances.* The Act for the amendment of the Corporate Income Tax Act of 20 Noven amendments), stipulates that taxpayers do not lose such a right if they correct their tax returns and settle the outstanding payments with penalty interest due, within the pe described in point (i) are not applicable.

(c) Excise tax – contingent liability of Rafineria Trzebinia S.A.

As at the date of publishing of this report Rafineria Trzebinia, the Company's subsidiary does not have any overdue budget liabilities from VAT and excise tax.

Value-added tax liabilities, based on a decision made by Head of Tax Office in Malopolska dated 30 April 2004, were cancelled. Overdue excise-tax liabilities were also cε

19 April 2004. Process of restructuring tax liabilities of Rafineria Trzebinia from the period 1999-2001 was closed by a decision of Head of Tax Office in Chrzanow on 12

(d) Power transfer fee – settlements with Zaklad Energetyczny Plock S.A.

According to paragraph 36 of the Decree of Ministry of Economy dated 14 December 2000 relating to detailed methods of determination and computation of tariffs and January 2001), the power transfer fee calculation method has been changed. According to paragraph 37 of the Decree a different method of power transfer fee settlemen Electricity Regulation Office the electricity sale agreement between Zaklad Energetyczny Plock S.A. and PKN ORLEN was signed. The agreement did not determine cor 2001 to 30 June 2002, as it was regarded as a civil case to be settled by an appropriate court.

Zaklad Energetyczny Plock S.A. called on PKN ORLEN to a compromise agreement, and the District Court in Warsaw called PKN ORLEN as a co-defendant in court cε S.A.

The Company's Management made estimate as of the claim and provided for it in the amount of PLN 10m.

(e) Anti-trust proceedings

In 2003 the Company was subject to two anti-trust proceedings.

In proceeding Office for Protection of Competition and Consumer ("OPCC") issued a decision setting cash penalty. These proceedings concern:

Methods of setting prices for antifreeze liquid to radiators „Petrygo" and prices for monoethylene glycols – the Company appealed to Anti-Trust Court against tł 13 August 2001 the Anti-Trust Court annulled fully the decision of OPCC, which accused PKN ORLEN of applying monopolistic practice, annulling at the same time released. OPCC applied on 4 October 2001 to the Supreme Court to annul the verdict. On 10 July 2003 the Supreme Court annulled the verdict of the Anti-Trust Court circumstances the case was conducted again by District Court in Warsaw and Anti-Trust Court which, on the hearing on 21 July 2004 pronounced the judgement revoking

These consolidated financial statements do not include provisions relating to the above proceeding as in the opinion of the Company's Management charging the Com advisor appellation against that judgement is not probable as well).

In 2003 a final decision was made concerning prices of fuels. The Company appealed to Anti-Trust Court against the negative decision of OPCC setting a penalty o concerning the monopolistic practice of PKN ORLEN and therefore the cash penalty was repealed. In 2000 a provision of PLN 5m, set in year 1999, was released. On 2 positive verdict for the Company. On 16 May 2003 Supreme Court overruled cessation of OPCC. The decision of the Supreme Court is final and cannot be appealed agains

(f) Employees compensation plan

On 23 December 2002 an agreement between the Company and trade unions operating within the Company was signed. The goal of this agreement was regulating the sit PKN ORLEN. The Company guarantees employment for employees until the final stage of the restructuring process (the period was not clearly defined). If the obligatioı compensation according to the following rules:

- equivalent of 7 month employee's salary if employment contract is terminated before 31 December 2003;
- equivalent of 4 months employee's salary if employment contract is terminated in the period between 31 December 2003 and 31 December 2005;
- equivalent of 3 months employee's salary if employment contract is terminated after 31 December 2005.

It does not contain compensations as described in Article 8 of an act dated 28 December 1989 on rules of termination of employment contract because of reasons concernin

(g) Litigations

In accordance with the Agreement signed on 20 December 2002, Tankpol Sp z o.o transferred to PKN ORLEN due to cession, 40% of shares held in ORLEN PetroTank S settlement of this transaction should be made after valuation of shares in ORLEN PetroTank Sp. z o.o. On 30 October 2003 a legal case was filed against PKN ORLEN a January 2004 Tankpol Sp. z o.o. modified its claim for repayment of PLN 36m or return of the ceded shares. Together with the claim, Tankpol Sp. z o.o. presented a n 232m. On 22 January 2004 Tankpol Sp. z o.o. approached the Company with a compromise offer, stating, that the claim will be revoked if PKN ORLEN pays PLN 33m. On 18 February 2004 during the first hearing the court suspended the legal proceeding for the period of three months, in order to allow parties to reach a compromise. C hearing for the next three months and the court agreed. In the Company's Management view, based on the independent legal opinion obtained, the final outcome of th financial results or balance of payables.

(h) Tax regulations in Poland

Poland currently has a number of laws related to excise tax, value-added tax, corporate income tax and payroll (social) taxes. Regulations regarding these taxes v inconsistency. Often, differing opinions regarding legal interpretations exist both among and within government ministers and organisations, creating uncertainties compliance areas (for example: customs and currency control matters) are subject to review and investigation by a number of authorities, who are enabled by law to impos risks in Poland that are substantially higher than those typically found in countries with more developed systems.

There are no formal procedures in Poland to agree the final level of tax charge for a period. Tax settlements may be a subject of review during the subsequent 5 years, fron risk that the authorities may have a different opinion from that presented by the entities constituting the Group as to the interpretation of the law which could have significa

(i) Fixed assets located on land where ownership is disputed

The Group operates and reflected in assets several fuel stations and other properties on which the ownership of the underlying land is unclear. The book value of the fixed June 2004 and 31 December 2003, respectively.

(j) Termination benefits for the Management Board

PKN ORLEN Management Board members, based on their individual employment contracts, are entitled to receive termination benefits after contracts dissolution. .

(k) Disposal of stake in NOM Sp. z o. o.

On 20 May 2003, the Management Board of the Company submitted a put option execution declaration for all Niezalezny Operator Miedzystrefowy Sp. z o.o. ("NOM") s
The "put" price equalled PLN 111,5m and was calculated as the sum of a par value of the shares sold and a cumulative investment premium calculated according to the Ag
NOM shareholders.

On 20 October 2003, PSE filed a suit to the Court of Arbitration of the Polish Chamber of Commerce in Warsaw, regarding the determination of the validity of the shares s

In the opinion of the Management Board of PKN ORLEN S.A., based on independent legal analyses, the Company executed its put option and sold NOM shares to PSE
amounting to PLN 27,5m (difference between purchase price of the stakes and the sales price in the put option). According to the Management Board the receivable of PLN

On 23 September 2004, at the first hearing in Arbitrary Court a preliminary presentation of positions of parties took place. The Arbitrary Court decided to interrogate
planned to 7 October 2004.

l) Pledge on Basell Orlen Polyolefins Sp. z o.o. shares

Pursuant to the registered share pledge agreement dated 19 December 2003, PKN ORLEN established for the benefit of Kredyt Bank S.A. (Warsaw) (acting as the Secu
temporary security until the date of entering the registered pledge into pledge register an ordinary pledge (i.e., a pledge under Article 327 et seq. of the Civil Code), in res
BOP, that is, 907,398 shares with a nominal value of PLN 500 each, which shares represent 50% of the share capital of BOP, and entitle the shareholder to exercise 50% c
the effective establishment of the registered pledge is the entry of such pledge into the pledge register held by the applicable court. Upon registration of the registered pledg

The pledge established pursuant to the share pledge agreement dated 19 December 2003, provides a security for repayment of present and future pecuniary claims of
maximum amount of EUR 750m.

On 23 January 2004 the entry to the pledge register in respect of all the shares of the BOP held by the Company was made.

m) Other risks

As described in Note 17, remediation costs estimates shown by the Company in balance sheet as at 30 June 2004 is based on independent experts' analyses, legislation
practices as far as the environment protection is concerned may influence the value of the provision for remediation.

30. Short-term employee benefits paid to the Management Board and the Supervisory Board

Management Board remuneration include salaries, annual bonuses and cash equivalent for unutilized holiday.

Management Board and Supervisory Board remuneration was as follows (in thousands):

	6 month period ended 30 June 2004 (unaudited)	6 month period ended 30 June 2003 (unaudited)
Management Board *	11,612	5,665
Supervisory Board	436	421
Total	**12,048**	**6,086**

* includes remuneration of former Management Board Members

Additionally, as at 30 June 2003, the fair value of rights to purchase A bonds convertible to D series shares awarded to former and current Management Board Members wa
Motivation Program is described in Note 20.

31. Employment structure

Average employment by category was as follows:

	6 month period ended 30 June 2004 (unaudited)	*6 month period* ended 30 June 2003 (unaudited)
Blue collar workers	7,638	9,569
White collar workers	6,983	7,716
Total	**14,621**	**17,285**

===== =====

Employment level as of 30 June 2004 and 31 December 2003 totalled 14,398 and 15,133 persons, respectively.

32. Post balance sheet events

1. On 28 July 2004 Zbigniew Wrobel resigned from the position of the President of the Management Board of PKN ORLEN. The resignation was effective on the of the Management Board.

2. On 28 July 2004 the Supervisory Board of PKN ORLEN took a resolution to appoint Jacek Walczykowski to the position of President of the Management Board of Vice-President and Member of the Supervisory Board of PKN ORLEN and from the position of Vice-President and Member of the Management Board of Naft

3. On 5 August 2004 Andrzej Wieczorkiewicz resigned from the position of Member of the Supervisory Board of PKN ORLEN.

4. On 5 August 2004 the Extraordinary Shareholders Meeting dismissed from the position of a Member of the Supervisory Board: Jan Waga, Ryszard Lawniczak simultaneously appointed to the Supervisory Board: Jacek Bartkiewicz, Raimondo Eggink, Maciej Gierej, Krzysztof Lis, Malgorzata Okonska-Zaremba, Piotr Osi

5. On 16 August 2004 the Supervisory Board of PKN ORLEN took a resolution to dismiss Jacek Walczykowski from the position of President of the Manageme unanimous.

6. On 16 August 2004 the Supervisory Board of PKN ORLEN unanimously resolved to entrust Janusz Wisniewski, until now Vice-President of the Management E Management Board of PKN ORLEN until the appointment of
a new President of the Management Board of PKN ORLEN within the confines of procedure taken by the Supervisory Board.

7. The Management Board of PKN ORLEN informed that on 6 September 2004 Deutschland AG signed a wholesale agreement with Shell Deutschland Oil Gmb and diesel oil during 2004 with an estimated value of approximately EUR 360m. The above mentioned wholesale agreement is the formal closing of previ "significant agreement" under Decree of the Council of Ministers of 16 October 2001 on type, form and scope of current and periodic information and published l of shareholders' equity of PKN ORLEN. PKN ORLEN owns 100% of shares in ORLEN Deutchland AG.

8. On 21 September 2004 the Supervisory Board of PKN ORLEN unanimously decided to appoint Igor Chalupec to the position of President of the Managemer made according to procedures earlier agreed by the Supervisory Board. Before the appointment decision was made, the Supervisory Board had individual intervi short list.

33. Additional information

(a) Due to the public information in relation to the Company's purchase transactions, the Supervisory Board has taken actions including requests to audit firms to p above information, including an analysis of the specified procurement transactions. The reports on these procedures have been presented to the Supervisory Board notifications to the Public Prosecutor's Office regarding a suspicion of a commitment of crimes connected with:

- disclosure of confidential information, included in the auditors' reports,
- violation of the Company's purchase procedures.

The final outcome of the above proceedings is not known as at the date of the preparation of these consolidated financial statements. However, in the Managem mentioned matters may materially impact the true and fair presentation of the accompanying financial statements for 6 month period ended 30 June 2004.

(b) Due to the ongoing restructuring process of southern Group companies, i.e. Rafineria Nafty Jedlicze S.A., Rafineria Trzebinia and ORLEN Oil, a special team wa these companies, together with developing the most effective method of taking full advantage of its assets. The final concept should be completed in 4Q 2004.

At the date of preparation of the consolidated financial statements, no restructuring plans were approved or announced, and thus the above mentioned situation d and Contingent Assets" in respect of restructuring provision. Therefore, no effects, which may have material impact on the financial position and results of the Gr

(c) On 23 April 2004 PKN ORLEN submitted an offer for the acquisition of 62.99% of UNIPETROL a.s. ("Unipetrol") share capital, and purchase of receivables certain entities directly or indirectly owned by UNIPETROL, as well as for the purchase of 9.76% of Spolana a.s. share capital currently held by CKA.

On 29 April 2004 PKN ORLEN received a letter from WestLB - a financial advisor to Czech National Property Found ("NPF") and CKA, which stated that the in the auction for the 62.99% stake in Czech downstream oil and petrochemicals group Unipetrol offered by NPF in public bid. Therefore PKN ORLEN will also companies and a 9.76% stake in Unipetrol's producing subsidiary, Spolana a.s. ("Spolana"), held by CKA.

On 4 June 2004 PKN ORLEN entered into an agreement with NPF to acquire, subject to appropriate regulatory approvals, 114,224,038 bearer shar representing approximately 62.99% of all issued and outstanding shares of Unipetrol. PKN ORLEN has also reached agreements with CKA to acquire 745 CZK 655 which represents 9.76% of the share capital of Spolana, a producing subsidiary of Unipetrol, and (ii) receivables towards some of the companies of the the Czech Republic No. 415, dated on 28 April 2004, the Czech Government authorized sales of Unipetrol and Spolana shares and receivables mentioned above.

PKN ORLEN agreed to pay approximately CZK 11.3 billion for the 62.99% stake in Unipetrol, CZK 1.0 million for CKA's 9.76% stake in Spolana and approx. of approximately CZK 3.1 billion and EUR 9.5 million, and USD 4.9 million, as of 1 April 2004.

The agreement foresees a price adjustment mechanism for the shares in Unipetrol to address any unexpected change of value in Unipetrol until closing of this trar adjusted net book value of Unipetrol as of the end of 2003 and at the end of the month in which PKN ORLEN acquires 62.99% stake in Unipetrol. The price adjustment and 5% and 25% downward adjustment. The purchase price will be settled through the Escrow Account. 10% of the purchase price will be deposited and the remaining 90% of the purchase price shall be deposited on the Escrow Account after all conditions precedent provided in all three Unipetrol, Spolana and

Pursuant to the Unipetrol Agreement, PKN ORLEN may be obliged to contractual penalties amounting to CZK 5 million or to 10% of the purchase price for obligation of PKN ORLEN to pay the contractual penalties does not exclude the right of NPF for damages.

The agreement was executed under several conditions precedent, among which the substantial conditions are:

- the antimonopoly consent shall have been obtained,
- the Czech Securities Commission shall have been informed by PKN ORLEN about the execution of the agreement,
- the pre-emptive rights relating to the change of control of Unipetrol, by any and all of the IOC members (Eni International B.V., Conoc and Shell Overseas Investments B.V., as shareholders in Ceska rafinerska, a.s.) shall have been exercised or the time limit for the exercise of the pre-emptive right
- any and all conditions precedent set out in the Spolana Agreement and/or in the Framework Agreement shall have been satisfied or wa
- the decision of the European Commission that the transaction does not constitute public aid or that it is compatible with the common m

A large portion of the funds for the financing of this transaction is already provided in the form of the currently available credit limits. The reminder will be an relating to the transaction. The completion of the transaction will not result in the violation of any covenants under the syndicated credit facility agreement.

Following the acquisition of the NPF stake in Unipetrol and in accordance with Czech law, PKN ORLEN will launch a mandatory tender offer to acquire subsidiaries (Spolana and Paramo a.s.).On entering into the Unipetrol, Spolana and Framework Agreements, PKN ORLEN already had a general concept for Un of the agreements with ConocoPhillips Central and Eastern Europe Holdings B.V. ("ConocoPhillips"), one of the major oil and gas worldwide companies and Ag Republic ("Agrofert"), following the successful acquisition of 62.99% stake in Unipetrol from NPF, to procure as a majority shareholder in Unipetrol the sale Agrofert.

The agreements with Agrofert contemplate divestiture of the Unipetrol assets that are not viewed as being core to PKN ORLEN's business, and related to ag agreements Agrofert will acquire the shares in, and the receivables towards, some of the Unipetrol subsidiaries. This should further reduce the indebtedness c Agrofert enables PKN ORLEN to keep only the assets of Unipetrol it deems to be core. Following completion of these transactions, PKN ORLEN and Agrofert h in which they will end up being joint shareholders.

Pursuant to an agreement with ConocoPhillips, PKN ORLEN has agreed to sell to ConocoPhillips one third of the petrol stations, belonging to some of Unipetrol provide operational advice and operational assistance to PKN ORLEN in stabilizing and continuing the operations of this Unipetrol subsidiary in the immediate pe

The disposal of certain assets to ConocoPhillips and Agrofert will reduce the amount of funding required for this transaction.

The transactions contemplated with ConocoPhillips and Agrofert are expected to be closed by the end of 2005.

(d) On 30 April 2004 the Management Board made public the joint statement of MOL and PKN ORLEN on their talks advancement. On 20 November 2003, M initiating exclusive negotiations to evaluate the potential merits of closer cooperation between the two companies. The Memorandum of Understanding provide PKN ORLEN in respect of the potential co-operation. The comprehensive analysis conducted jointly during the recent months has clearly indicated to both com parties have made substantial progress on the creation of an agreed, detailed cooperation framework, but further discussions are still required to reach a binding and corporate bodies. Cooperation between the parties, which has started on the basis of the Memorandum of Understanding, will be continued upon the progress

34. Transformation for IFRS purposes

The Group companies maintain their accounts in accordance with the accounting principles and practices employed by enterprises in Poland as is required by the Accou above reflect certain adjustments not reflected in the companies statutory books to present these financial statements in accordance with IFRS effective for 2004, except fc Note 3.

The adjustments to the consolidated financial statements prepared under Polish Accounting Standards ("PAS") are set out below:

	Net profit for the period of 6 months ended	Net profit for the period of 3 months ended	Net profit for the period of 6 months ended	Net profit for the period of 3 months ended
	30 June 2004	30 June 2004	30 June 2003	30 June 2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
PAS basis consolidated	1,029	647	555*	173*
Distributions from profit for social activity	(4)	(4)	(4)	(4)
Borrowing costs capitalisation, less depreciation	(81)	(67)	(34)	(24)
Amortisation of CPN goodwill	(5)	(2)	(5)	(2)
IFRS treatment of negative goodwill	8	4	8	4
Deferred tax on the above	15	12	8	7
Change of accounting policy in financial statements prepared under PAS	26	-	-	-
Other	7	8	(13)	6
IFRS Consolidated	**995**	**598**	**515**	**160**

Net assets	
30 June 2004	31 December 2003
(unaudited)	

PAS basis consolidated	9,894	9,156*
Distribution from profit for social activity	-	-
Borrowing costs capitalisation less depreciation	377	458
Goodwill on CPN, net	57	62
IFRS treatment of negative goodwill	(46)	(54)
Deferred tax on the above	(72)	(87)
Change of accounting policy in financial statements prepared under PAS	-	-
Other	9	(25)
IFRS Consolidated	10,219	9,510

* restated data due to change of foreign exchange rate estimate used in presenting monetary assets and liabilities in foreign currencies.

(a) Distribution from profit for social activity

According to Polish business practice shareholders of the Company have the right to distribute the profit for the employees' benefits, i.e. for bonus payment or for the C(financial statements, similarly to dividend payments, through the change in equity. In the financial statements prepared in accordance with IFRS such payments are charge(

(b) Capitalisation of borrowing costs

In accordance with PAS, borrowing costs are written off to the income statement as incurred net of the amount capitalised related to borrowings for specific capital pro expensed as incurred. Borrowing costs are capitalised as a part of the costs of the relevant fixed assets up to the date of commissioning and written off to the income statem

In these financial statements borrowing costs are subject to capitalisation in accordance with allowed alternative treatment of IAS 23 "Borrowing costs" presented in Note ‹

(c) Goodwill on shares purchased from former CPN employees

As stated in Note 2(c) the acquisition of CPN's employee shares was recorded for IFRS purposes under the acquisition method of accounting. As a result the Company re CPN shares held by the employees.

For PAS, the acquisition of CPN, including the acquisition of the minority shares was pushed back to the earliest financial statements presented under pooling of interests'

(d) IFRS treatment of negative goodwill

According to PAS, before the amended Accounting Act came into force, the Company released negative goodwill to income during two to five years period subsequent tc recognised in a manner presented in Note 4(d).

(e) Deferred tax effects

Adjustments related to above mentioned differences between PAS and IFRS are basis for deferred tax calculation.

(f) IFRS treatment of revenues

In accordance with PAS, the Company and certain of its subsidiaries included excise tax charged and fuel charged on the oil product manufactured in their revenues and se

For the purpose of consolidated financial statements prepared under IFRS amounts of excise tax and fuel charge of respectively PLN 4,899 million were eliminated from tl June 2004 and 4,348 million for the six month period ended 30 June 2003.

35. Other

The consolidated financial statements have been authorised by Company's Management Board at premises of the Company, on 27 September, 2004.

SIGNATURES OF THE MEMBERS OF THE MANAGEMENT BOARD

....

a. President
Vice President – Janusz Wiœniewski

....

Vice President – S³awomir Golonka

....

Member – Krzysztof Kluzek

....

....

Vice President – Andrzej Macenowicz

Vice President – Jacek Strzelecki

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Interim Results_IFRS
Released	10:27 30-Sep-04
Number	5216D

RNS Number:5216D
Polski Koncern Naftowy Orlen S.A.
30 September 2004

The adjustments to the consolidated financial statements prepared under Polish Accounting Standards ("PAS") are set out below:

	Net profit for the period of 6 months ended 30 June 2004 (unaudited)	Net profit for the period of 3 months ended 30 June 2004 (unaudited)	Net profit for the period of 6 months ended 30 June 2003 (unaudited)	Net profit for the period of 3 months ended 30 June 2003 (unaudited)
PAS basis consolidated	1,029	647	555*	173*
Distributions from profit for social activity	(4)	(4)	(4)	(4)
Borrowing costs capitalisation, less depreciation	(81)	(67)	(34)	(24)
Amortisation of CPN goodwill	(5)	(2)	(5)	(2)
IFRS treatment of negative goodwill	8	4	8	4
Deferred tax on the above	15	12	8	7
Change of accounting policy in financial statements prepared under PAS	26	-	-	-
Other	7	8	(13)	6
IFRS Consolidated	995	598	515	160

	Net assets 30 June 2004 (unaudited)	Net assets 31 December 2003
PAS basis consolidated	9,894	9,156*
Distribution from profit for social activity	-	-
Borrowing costs capitalisation less depreciation	377	458
Goodwill on CPN, net	57	62
IFRS treatment of negative goodwill	(46)	(54)
Deferred tax on the above	(72)	(87)
Change of accounting policy in financial statements prepared under PAS	-	-
Other	9	(25)
IFRS Consolidated	10,219	9,510

* restated data due to change of foreign exchange rate estimate used in presenting monetary assets and liabilities in foreign currencies.

(a) Distribution from profit for social activity

According to Polish business practice shareholders of the Company have the right to distribute the profit for the employees' benefits, i.e. for bonus payment or for the Company's social fund. Such distributions are presented in statutory financial statements, similarly to dividend payments, through the change in equity. In the financial statements prepared in accordance with IFRS such payments are charged to operating costs of the year, which the distribution concerns.

(b) Capitalisation of borrowing costs

In accordance with PAS, borrowing costs are written off to the income statement as incurred net of the amount capitalised related to borrowings for specific capital projects. Borrowing costs incurred on general borrowings are always expensed as incurred. Borrowing costs are capitalised as a part of the costs of the relevant fixed assets up to the date of commissioning and written off to the income statement over the period in which the assets is depreciated.

In these financial statements borrowing costs are subject to capitalisation in accordance with allowed alternative treatment of IAS 23 "Borrowing costs" presented in Note 4(j).

(c) Goodwill on shares purchased from former CPN employees

As stated in Note 2(c) the acquisition of CPN's employee shares was recorded for IFRS purposes under the acquisition method of accounting. As a result the Company recognised goodwill of PLN 107m on the acquisition of the 19.43% CPN shares held by the employees.

For PAS, the acquisition of CPN, including the acquisition of the minority shares was pushed back to the earliest financial statements presented under pooling of interests' method.

(d) IFRS treatment of negative goodwill

According to PAS, before the amended Accounting Act came into force, the Company released negative goodwill to income during two to five years period subsequent to acquisition. In the IFRS financial statements negative goodwill is recognised in a manner presented in Note 4(d).

(e) Deferred tax effects

Adjustments related to above mentioned differences between PAS and IFRS are basis for deferred tax calculation.

(f) IFRS treatment of revenues

In accordance with PAS, the Company and certain of its subsidiaries included excise tax charged and fuel charged on the oil product manufactured in their revenues and selling expenses.

For the purpose of consolidated financial statements prepared under IFRS amounts of excise tax and fuel charge of respectively PLN 4,899 million were eliminated from the revenues and costs of sales in the period of six months ended 30 June 2004 and 4,348 million for the six month period ended 30 June 2003.

35. Other

The consolidated financial statements have been authorised by Company's Management Board at premises of the Company, on 27 September, 2004.

SIGNATURES OF THE MEMBERS OF THE MANAGEMENT BOARD

a. President
Vice President - Janusz Wioeniewski

Vice President - S(3)awomir Golonka	Member - Krzysztof Kluzek
Vice President - Andrzej Macenowicz	Vice President - Jacek Strzelecki

This information is provided by RNS
The company news service from the London Stock Exchange

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re.: Dissmisal of a claim
Released	16:28 30-Sep-04
Number	5558D

Regulatory announcement no 77/2004 dated 30 September 2004

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby announces that on 30 September 2004 it received the decision of the District Court in Warsaw in which it dismissed a claim raised by a shareholder, Bengodi Finance S.A., based in Warsaw, regarding the invalidity of resolution no 14 of the Extraordinary General Meeting of Shareholders dated 5 August 2004 in respect of the appointment Mr Jacek Bartkiewicz to the position of the Chairman of the Supervisory Board of PKN ORLEN.

(see also regulatory announcement no 66/2004 dated 12 August 2004)

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Initial capital increase
Released	15:44 04-Oct-04
Number	6737D

Regulatory announcement no 78/2004 dated 4th October 2004

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, informs of the registration on 6 September 2004 by a District Court in Opole (Poland) of the initial capital increase in ORLEN Transport Kedzierzyn Kozle Sp. z o.o. ("ORLEN Transport Kedzierzyn Kozle").

The initial capital of ORLEN Transport Kedzierzyn Kozle was raised by PLN 4,619,500.00, from PLN 5,389,500.00 to PLN 10,009,000.00. The amount of PLN 4,619,500.00 was covered by a contribution-in-kind from PKN ORLEN (book value PLN 1,658,687.16).

All 20,018 shares are voting shares.

As a result of the capital increase, PKN ORLEN has increased its stake in ORLEN Transport Kedzierzyn Kozle from 89.35 per cent to 94.27 per cent of the total shares. The remaining shares are owned by ORLEN Transport Kedzierzyn Kozle employees.

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re.: Unipetrol
Released	09:24 05-Oct-04
Number	7100D

PKN ORLEN SA
SEC File
82-5036

Regulatory announcement no 79/2004 dated 5 October 2004

On October 4, 2004, the Management Board of Polski Koncern Naftowy ORLEN S.A. (the "Company") acknowledged the fulfillment of one of the conditions precedent provided for in the conditional agreement to acquire 114,224,038 bearer shares of Unipetrol a.s. ("Unipetrol"), each having the nominal value of CZK 100, and representing approximately 62.99% of all the issued and outstanding shares of Unipetrol, which agreement was executed on June 4, 2004, by and between the National Property Fund of the Czech Republic ("NPF") and the Company ("Unipetrol Share Purchase Agreement") (the information regarding the Unipetrol Share Purchase Agreement was disclosed by the Company in Current Report No. 41/2004 dated June 4, 2004). Pursuant to the provisions of the Unipetrol Share Purchase Agreement, the agreement was executed under several conditions precedent among which were the preemptive rights to be executed with respect to the shares held by Unipetrol in Ceska rafinerska, a.s., or the ineffective lapse of the time limit provided for the execution of such preemptive rights in connection with the change of control of Unipetrol, with such rights being vested in each IOC member (namely, Eni International B.V., ConocoPhillips Central and Eastern Europe Holdings B.V. and Shell Overseas Investments B.V., being the shareholders of Ceska rafinerska, a.s.). According to the NPF notification received by the Company, the above mentioned condition precedent has been fulfilled as the NPF was advised by Unipetrol of the ineffective lapse of the time period provided for the execution of the aforementioned preemptive rights since none of the IOC members had executed the preemptive rights vested in it within the prescribed time limits.

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re.: RAF-TRANS
Released	15:42 06-Oct-04
Number	7966D

...LEN SA
SEC File
82-5036

Regulatory announcement no 80/2004 dated 6th October 2004

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") Central Europe's largest downstream oil company, hereby announces that on 29 September 2004 Rafineria Nafty Jedlicze S.A. sold to ORLEN Transport Krakow Sp. z o.o. 19,812 shares in RAF-TRANS Sp. z o.o. of a par value PLN 100 per share. The above shares represent 99.06% of the initial capital of RAF-TRANS Sp. z o.o. and the same number of votes at its shareholders' meeting. The transaction value equals PLN 1,406,652.

The remaining 0.94% stake in RAF-TRANS is owned by its present and previous employees.

PKN ORLEN owns 98.32% of the initial capital of ORLEN Transport Krakow and 75% of the initial capital of Rafineria Nafty Jedlicze.

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Interim Results_PAS (0)
Released	07:26 30-Sep-04
Number	5140D

PKN ORLEN SA
SEC File
82-5036

KOMISJA PAPIEROW WARTOSCIOWYCH I GIELD
(SECURITIES EXCHANGE COMMISSION)
00-950 WARSZAWA PLAC POWSTANCOW WARSZAWY 1

Consolidated half year report SA-PSr 2004
(year)

(according to § 57. 2 and § 58.3 Council of Ministers Decree dated 16 October 2001 - Journal of Law no 139, item 1569 and Journal of Law from 2002 no 31 item 280)

(manufacturing, contracting, trading and service industry issuers)

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA
(issuer full legal name)

PKN ORLEN S.A.	**CHEMICAL INDUSTRY**
(abbreviated legal name)	(industry classification according to Securities Exchange in Warsaw)
09-411	**PLOCK**
(postal code)	(location)
CHEMIKOW	**7**
(street)	(number)

48 24 365 28 95	**48 24 365 40 40**	**media@orlen.pl**
(phone)	(fax)	(e-mail)
774-00-01-454	**610188201**	**www.orlen.pl**
(NIP)	(REGON)	(www)

For current period from 01.01.2004 to 30.06.2004
and previous period from 01.01.2003 to 30.06.2003

30 September 2004
(date of submission)

ERNST & YOUNG AUDIT SP. Z O.O.
(Auditor)

27 September 2004
(Date of report)

Extended half year report contains:
- Auditor's report on review of half year consolidated financial statements
- Half year consolidated financial statement
  - Introductory notes
  - Consolidated balance sheet
  - Movements in shareholders equity
  - Consolidated cash flow statement

Consolidated income statement Explanatory notes

Management's commentary (report on activities)

Auditor's report on review of half year consolidated financial statements for the 6 month period ended 30 June 2004

Auditor's report on review of half year condensed financial statements for the 6 month period ended 30 June 2004

	PLN thousand		EUR thousand	
SELECTED FINANCIAL DATA	6 month period ended 30 June 2004	6 month period ended 30 June 2003	6 month period ended 30 June 2004	6 month period ended 30 June 2003
I. Net sales	18 651 959	15 243 346	3 942 415	3 221 945
II. Operating profit	1 185 198	784 003	250 512	165 713
III. Profit before taxation	1 260 469	771 007	266 422	162 966
IV. Net profit	1 028 855	554 882	217 466	117 284
V. Net cash flow from operating activities	1 685 260	431 479	356 209	91 201
VI. Net cash flow used in investing activities	(809 887)	(832 789)	(171 184)	(176 024)
VII. Net cash flow used in / from financial activities	(599 613)	602 960	(126 739)	127 446
VIII. Net cash flow	275 760	201 650	58 286	42 623
IX. Total assets	18 424 971	16 696 903	4 056 398	3 675 951
X. Liabilities and provisions for liabilities	7 810 709	7 391 967	1 719 587	1 627 398
XI. Long term liabilities	1 999 916	471 028	440 297	103 700
XII. Short term liabilities	4 786 322	5 936 859	1 053 745	1 307 045
XIII. Shareholders equity	9 894 444	8 460 638	2 178 337	1 862 674
XIV. Share capital	534 636	525 221	117 704	115 631
XV. Number of shares	427 709 061	420 177 137	427 709 061	420 177 137
XVI. Earnings per ordinary share (PLN/EUR) for 12 months	3.50	1.99	0.74	0.42
XVII. Diluted earnings per ordinary share (PLN/EUR)	-	-	-	-
XVIII. Net book value per share (w PLN/EUR)	23.13	20.14	5.09	4.43
XIX. Diluted net book value per share (in PLN/EUR)	-	-	-	-
XX. Declared or paid dividend per share (in PLN/EUR)	-	-	-	-

Financial data presented above is recalculated into EUR according to the following rules:

- assets and liabilities items on the basis of average exchange rate published as at 30 June 2004 i.e. 4.5422 PLN/EUR,
- income statement items and cash flow statement items on the basis of exchange rate calculated as arithmetic mean of average exchange rates determined by NBP as at the last day of each month of the six months period (1 January 2004 – 30 June 2004) i.e. 4.7311 PLN/EUR.

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Interim Results_PAS (1)
Released	07:26 30-Sep-04
Number	5142D

PKN ORLEN SA
SEC File
82-5036

Independent Auditor's Review Report on the Consolidated Financial Statements for the 6 month period ended 30 June 2004

To the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

1. We have reviewed the attached half year consolidated financial statements of the Capital Group of Polski Koncern Naftowy ORLEN S.A. ("the Group", "the Capital Group"), whose holding company is Polski Koncern Naftowy ORLEN S.A. ("the holding company") located at Plock, Chemikow Street 7, including:

   - the introductory notes,
   - the consolidated balance sheet as of 30 June 2004 with total assets amounting to 18,424,971 thousand zlotys (in words: eighteen billion, four hundred twenty four million, nine hundred seventy one thousand zlotys),
   - the consolidated profit and loss account for the period from 1 January 2004 to 30 June 2004 with a net profit amounting to 1,028,855 thousand zlotys (in words: one billion, twenty eight million, eight hundred fifty five thousand zlotys),
   - the consolidated statement of changes in shareholders' equity for the period from 1 January 2004 to 30 June 2004 with a net increase of shareholders' equity amounting to 738,458 thousand zlotys (in words: seven hundred thirty eight million, four hundred fifty eight thousand zlotys),
   - the consolidated cash flow statement for the period from 1 January 2004 to 30 June 2004 with a net cash inflow amounting to 275,760 zlotys (in words: two hundred seventy five million, seven hundred sixty thousand zlotys) and
   - the explanatory notes.

   The form of the attached half year consolidated financial statements for the 6 month period ended 30 June 2004 ("attached consolidated financial statements") is prescribed by the Decree of the Council of Ministers of 16 October 2001, on current and periodic information published by issuers of securities (Journal of Law No. 139, item 1569 with further amendments).

2. The truth and fairness of the attached consolidated financial statements and the proper maintenance of the accounting records are the responsibility of the holding company's Management Board. Our responsibility is to issue a report on these financial statements based on our review.

3. We conducted our review in accordance with the provisions of the law binding in Poland and auditing standards issued by the National Council of Statutory Auditors. These standards require that we plan and perform our review in such a way as to obtain moderate assurance as to whether the financial statements are free of material misstatement. The review was mainly based on

applying analytical procedures to the financial data, review of accounting records and discussions with the management of the holding company as well as its employees. The scope of work of a review differs significantly from an audit of financial statements, the objective of which is to express an opinion on the truth and fairness of the financial statements. Accordingly, we do not express such an opinion on the attached consolidated financial statements.

4. Based on our review, nothing came to our attention that causes us to believe that the attached consolidated financial statements do not present truly and fairly in all material respects the financial position of the Group as at 30 June 2004 and its consolidated financial result for the 6 months ended 30 June 2004 in accordance with the accounting principles set out in the Accounting Act dated 29 September 1994 (the uniform text Journal of Laws 2002 No. 76, item 694 with further amendments) and the appropriate related regulations.

5. Without qualifying our opinion, we draw attention to the following issue:

On 27 September 2004 we issued report on review of the consolidated financial statements for 6 month periods ended 30 June 2004 and 30 June 2003 prepared in accordance with International Financial Reporting Standard ("IFRS"), including qualification relating to non-compliance with International Accounting Standard ("IAS") No. 16 "Property, Plant and Equipment", IAS No. 29 "Financial Reporting in Hyperinflationary Economies" and IFRS 1 "First-time Adoption of International Financial Reporting Standards".

Certified Auditor
Registration No. 9542/7118

on behalf of
Ernst & Young Audit Sp. z o.o.
Emilii Plater St. 53
00-113 Warsaw
Registration No. 130

Lukasz Zalicki

Andrzej Kowal
Certified Auditor
Registration No. 90032/6977

Warsaw, 27 September 2004

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Interim Results_PAS (2)
Released	10:55 30-Sep-04
Number	5144D

CAPITAL GROUP OF

POLSKI KONCERN NAFTOWY ORLEN

CONSOLIDATED FINACIAL STATEMENTS

FOR THE 6 MONTH PERIOD ENDED 30 JUNE 2004

PLOCK, SEPTEMBER 2004

Further presented Consolidated Half Year Report of capital group of PKN ORLEN for 6 month period ended 30 June 2004

- Consolidated financial statements of capital group of PKN ORLEN for 6 month period ended 30 June 2004;
- Management Board Commentary on Business Operations of capital group of PKN ORLEN;

- Condensed financial statements of PKN ORLEN for 6 month period ended 30 June 2004;
- Auditor's report on review of consolidated financial statements for 6 month period ended 30 June 2004;
- Auditor's report on review of condensed financial statements for 6 month period ended 30 June 2004.

CAPITAL GROUP OF

POLSKI KONCERN NAFTOWY ORLEN

CONSOLIDATED FINANCIAL STATEMENTS FOR THE 6 MONTH PERIOD ENDED 30 JUNE 2004

PLOCK, SEPTEMBER 2004

INTRODUCTORY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

A. Information about Capital Group

The Dominant Company of the capital group of Polski Koncern Naftowy ORLEN S.A. (further referred to as "Capital Group", "Group") is Polski Koncern Naftowy ORLI Chemikow Str. 7 (further referred to as the "Dominant Company", "Company" or "PKN ORLEN").

The Dominant Company was formed through transformation of a state-owned enterprise into a joint stock company, on the basis of the Public Notary Act of 29 : Rafineryjne i Petrochemiczne "Petrochemia Plock" Spolka Akcyjna (joint stock company). It was registered in the District Court in Plock on 1 July 1993 under the regi changes in earlier registration under number KRS 28860 in the registration of the District Court for capital city of Warsaw in Warsaw, were introduced on 26 July 2002.

General Meeting of Shareholders of the Dominant Company on 19 May 1999 adopted a resolution on merger of the Dominant Company with Centrala Produktow I incorporation of CPN to the Dominant Company. On 7 September 1999 CPN was deregistered and the merger became effective.

In accordance with resolution of the General Meeting of Shareholders dated 19 May 1999, registered in the District Court in Plock on 20 May 1999, the Dominant C Koncern Naftowy Spolka Akcyjna.

In accordance with the resolution of the Extraordinary General Meeting of Shareholders dated 3 April 2000, registered in the District Court in Plock on 12 April 2000, Dor Polski Koncern Naftowy ORLEN Spolka Akcyjna.

Structure of share capital of the Dominant Company on 30 June 2004 is as follows:

Issue	Number of shares	Nominal value (PLN)
Series A	336,000,000	420,000,000.00
Series B	6,971,496	8,714,370.00
Series C	77,205,641	96,507,051.25
Series D	7,531,924	9,414,905.00
	---------	-----------
Total	427,709,061	534,636,326.25
	==========	============

On 15 May 2000 Ordinary General Meeting of Shareholders of PKN ORLEN took a resolution concerning capital increase by issuance of 11,344,784 series D ordina acquired by bearers of series A bonds convertible to shares with exclusion of pre-emptive rights of the owners of the existing shares. The issuance of the shares was cond presented in Note 13.

During the year 2003 7,531,924 bonds were converted into PKN ORLEN shares as an effect of the execution of the management options program. On 20 November 2 Warsaw registered the increase in PKN ORLEN share capital. As a result of that increase the total number of shares amounts to 427,709,061.

In accordance with the resolution of the Ordinary General Meeting of Shareholders of the Dominant Company dated 19 May 1999 as the result of incorporation of CPN b of activities of the Dominant Company was changed. According to the articles of association dated 19 May 1999 and its last changes dated 17 April 2003, the Company' and services, in particular:

- processing of crude oil and manufacturing of oil-derivative (refinery and petrochemical) products and semi-finished products,
- domestic and foreign trade on own account, on commission and as consignee, including in particular: the trade of crude oil, oil-derivative and other fuel, sale of mot them, sale of consumer and industrial goods,
- research and development activity, project work, construction and production activities on own account and as the consignee, in the areas of manufacturing, storage and gaseous oil products, secondary chemical products as well as transportation: by land, by rail, water and by pipeline,
- transportation activity including land transport, rail transport, water and pipeline transport,
- storage of crude oil and liquid fuels, creation and management of fuel stock according to the appropriate regulations,
- services connected to the principal activity, especially:
  - land and sea reloading,
  - refining of gas and fuel including ethylisation, dyeing and blending of components,
- purchase, trade and processing of used lubricant oil and other chemical waste,
- manufacturing, transportation and trade in electrical and heating energy,
- overhaul of the appliances used in core activities, especially refinery and petrochemical appliances, oil storage appliances, fuel stations and means of transportation,
- metal production and manufacturing of plastic raw materials,
- operation of fuel stations, bars, restaurants and hotels,
- capital investment activity, in particular: purchasing and trade of shares and stock in domestic and foreign trade,

- activities in the area of education, professional schooling and internal human capital services,
- activities in area of accounting and bookkeeping as well as activities related to data bases and its processing.

The activity of the Dominant Company is designated by Code PKD 2320 (Polish Activity Classification) – processing of crude oil. The Capital Group runs a busines: distribution of crude oil products and in chemical segment.

The Dominant Company is the biggest refinery and producer of petrochemicals in Poland and after the incorporation of CPN, the leading distributor of motor fuels in Polar

Within the basic activity of the Capital Group there are two business segments: refining and chemical.

The Refining and Marketing Segment consists of crude oil processing and wholesales and retail sales of refinery products comprising mainly fuels. The Chemical Segme petrochemicals, fertilisers and PVC.

The Capital Group consists among others of:

- The capital group of Rafineria Trzebinia S.A. producing fuels, lubricants and industrial oils, paraffin and asphalt,
- The capital group of Rafineria Nafty Jedlicze S.A. producing motor fuels, oils and re-processing of used oils,
- The capital group of Anwil S.A., the major client for ethylene from the Dominant Company, producing mainly fertilisers and PVC,
- Inowroclawskie Kopalnie Soli "Solino" S.A. mining and producing industrial brine and vacuum salt as well as storing of crude oil and fuels,
- The capital group of SHIP – SERVICE S.A. ship servicing in sea ports, loading and storing of goods,
- A company in Germany, concentrated on liquid fuels trading,
- Companies engaged in trading and distribution of refinery products.

The Company exercises a significant influence on Naftoport Sp. z o.o., involved in reloading of crude oil imported by sea.

The Company jointly controls Basell ORLEN Polyolefins Sp. z o.o., producer and seller of polyolefins.

The Dominant Company controls its subsidiaries, jointly controls its joint ventures and has the significant influence on associates.

The composition of the Supervisory Board of PKN ORLEN as of 30 June 2004 was the following::

- Jan Waga – President of the Supervisory Board
- Jacek Walczykowski - Vice-President of the Supervisory Board
- Andrzej Wieczorkiewicz - Secretary of the Supervisory Board
- Andrzej Studzinski - Member of the Supervisory Board
- Janusz Zielinski - Member of the Supervisory Board
- Ryszard Lawniczak - Member of the Supervisory Board
- Krzysztof Szlubowski - Member of the Supervisory Board
- Michal Stepniewski - Member of the Supervisory Board

During the year 2004 the following changes in composition of the Supervisory Board have taken place:

On 1 March 2004 Jacek Bartkiewicz was dismissed from the position of Member of the Supervisory Board of PKN ORLEN by the Ministry of State Treasury as a resu Grzegorz Mroczkowski was appointed to the Supervisory Board of PKN ORLEN.

On 2 April 2004 Grzegorz Mroczkowski was dismissed from the position of Member of the Supervisory Board of PKN ORLEN by the Ministry of State Treasury. Simulta to the Supervisory Board of PKN ORLEN. Subsequently on 8 April 2004 Maciej Kruk was dismissed from the position of Member of the Supervisory Board of PK Treasury and simultaneously Janusz Zielinski was appointed to the Supervisory Board of the Company.

On 8 April 2004 the Extraordinary Shareholders Meeting of PKN ORLEN dismissed Maciej Gierej, Edward Grzywa, Andrzej Kratiuk and Orest Nazaruk from the po: Board, and simultaneously Jacek Walczykowski, Andrzej Wieczorkiewicz, Andrzej Studzinski and Marian Czakanski were appointed to the Supevisory Board.

On 14 June 2004 the Management Board of PKN ORLEN informed that it took note of resignation of Marian Czekanski on 11 June 2004 from the position of the
resignation was the appointment of Marian Czekanski for the Health Ministry.

On 24 June 2004 the Management Board of PKN ORLEN informed that according to article 8 Act 1 of the Statute of the Company, the Ministry of State Treasury on 24 J
from the position of Member of the Supervisory Board of PKN ORLEN. Simultaneously on 24 June 2004 Michal Stepniewski was appointed to the Supervisory Board.

The Management Board of PKN ORLEN announced, that on 24 June 2004, the Ordinary Shareholders Meeting of PKN ORLEN appointed Janusz Zielinski to the Supervis

The Management Board of PKN ORLEN announced, that on 5 August 2004 Andrzej Wieczorkiewicz resigned from the position of Member of the Supervisory Board of P

On 5 August 2004 the Extraordinary Shareholders Meeting dismissed from the position of Member of the Supervisory Board: Jan Waga, Ryszard Lawniczak, Andrze
Janusz Zielinski, and simultaneously appointed to the Supervisory Board: Jacek Bartkiewicz, Raimondo Eggink, Maciej Gierej, Krzysztof Lis, Malgorzata Okonsk
Wesolowski, Krzysztof Zyndul.

The composition of the Supervisory Board of PKN ORLEN as of the day of preparation of the consolidated financial statements was the following:

- Jacek Bartkiewicz – President of the Supervisory Board
- Raimondo Eggink - Member of the Supervisory Board
- Maciej Gierej - Member of the Supervisory Board
- Krzysztof Lis - Member of the Supervisory Board
- Malgorzata Okonska-Zareba - Member of the Supervisory Board
- Piotr Osiecki - Member of the Supervisory Board
- Michal Stepniewski - Member of the Supervisory Board
- Ireneusz Wesolowski - Member of the Supervisory Board
- Krzysztof Zyndul - Member of the Supervisory Board

The composition of the Management Board of PKN ORLEN as of 30 June 2004 was the following:

- Zbigniew Wrobel - President of the Management Board, General Director,
- Slawomir Golonka - Vice-President of the Management Board, Sales Director,

- Krzysztof Kluzek – Member of the Managemenet Board, Retail Sales and Marketing.
- Andrzej Macenowicz - Vice-President of the Management Board, Human Resources and Management Systems Director,
- Jacek Strzelecki - Vice-President of the Management Board, Chief Financial Officer,
- Janusz Wisniewski - Vice-President of the Management Board, Production and Development Director,

On 22 April 2004 the Supervisory Board of PKN ORLEN appointed Krzysztof Kluzek to the position of the member of the Management Board. Simultaneously he resig of the Supervisory Board of PKN ORLEN

On 28 July 2004 Zbigniew Wrobel resigned from the position of the President of the Management Board of PKN ORLEN. The resignation was effective on the date of app new President of the Management Board.

On 28 July 2004 the Supervisory Board of PKN ORLEN took a resolution to appoint Jacek Walczykowski to the position of the President of the Management Board. O resigned from the position of Vice-President and Member of the Supervisory Board of PKN ORLEN and from the position of Vice-President and Member of the Managem

On 16 August 2004 the Supervisory Board of PKN ORLEN took a resolution to dismiss Jacek Walczykowski from the position of the President of the Management Board The resolution has been taken unanimously.

On 16 August 2004 the Supervisory Board of PKN ORLEN took an unanimously resolution to entrust Janusz Wisniewski, until now Vice-President of the Manageme entitlement of the acting President of the Management Board of PKN ORLEN until appointment a new President of the Management Board of PKN ORLEN within th Supervisory Board.

The composition of the Management Board of PKN ORLEN as of the day of preparation of the consolidated financial statements was the following:

- Janusz Wisniewski – a. President of the Management Board, Production and Development Director,
- Slawomir Golonka - Vice-President of the Management Board, Capital investments,
- Krzysztof Kluzek - Member of the Management Board, Retail Sales and Marketing,
- Andrzej Macenowicz - Vice-President of the Management Board, Human Resources and Management Systems Director,
- Jacek Strzelecki - Vice-President of the Management Board, Chief Financial Officer.

B. The entities of PKN ORLEN Group

a) Consolidated subsidiaries, joint ventures and associates

No.	Name and location	Activity	Appropriate court or institution maintaining register	Value of shares bought	Balance sheet value of shares	Percentage of share capital owned	Share capital relationship including direct and indirect relationship	c
1.	ORLEN Deutschland AG (formerly ORLEN Deutschland Immobilien GmbH i ORLEN Deutschland GmbH)	Assets management Liquid fuels trading	HRB 2300 Amtsgericht Elmshorn	503,803	-	100.00%	Subsidiary	
2.	ORLEN GAZ Sp. z o.o. – Plock [1]	Liquid gas trading	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	24,824	-	100.00%	Subsidiary	
3.	ORLEN PetroCentrum Sp. z o.o. – Plock	Liquid fuels trading	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	21,000	-	100.00%	Subsidiary	
4.	ORLEN Medica Sp. z o.o. – Plock	Medical activity	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	13,273	-	100.00%	Subsidiary	
5.	ORLEN Budonaft Sp. z o.o. – Krakow	Building and repair services	District Court for Krakow – Srodmiescie in Krakow, IX Economic Department of KRS (National Court Register)	3,795	-	100.00%	Subsidiary	
6.	ORLEN Powiernik Sp. z o.o.	Custodian and other services	District Court for capital city of Warsaw in	25	-	100.00%	Subsidiary	

		for PKN ORLEN S.A.	Warsaw, XXI Economic Department of KRS (National Court Register)				
7.	ORLEN Morena Sp. z o.o. – Gdansk	Wholesale of vehicles' spare parts, wholesale and retail sale of fuels	District Court in Gdansk, XII Economic Department of KRS (National Court Register)	11,254	-	100.00%	Subsidiary
8.	ORLEN PetroProfit Sp. z o.o. – Niemce (consolidated financial statements) [2]	Liquid fuels trading	District Court in Lublin, XI Economic Department of KRS (National Court Register)	19,286	-	100.00%	Subsidiary
9.	ORLEN Asfalt Sp. z o.o. (formerly BITREX Sp. z o.o.) - Plock	Production and processing of crude oil products	District Court for Krakow-Srodmiescie in Krakow, XII Economic Department of KRS (National Court Register)	60,635	-	82.46%	Subsidiary
10.	ORLEN KolTrans Sp. z o.o. Plock	Transport, dispatching, managing oil containers, liquid fuels and oil trading	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	40,796	-	99.85%	Subsidiary
11.	ORLEN Transport Szczecin Sp. z o.o. – Szczecin	Transport services	District Court in Szczecin, XI Economic – Register Department	3,409	-	99.56%	Subsidiary
12.	ORLEN Transport Lublin Sp. z o.o. – Lublin	Transport services	District Court in Lublin, XI Economic Department of KRS (National Court Register)	15,922	-	98.45%	Subsidiary
13.	ORLEN Transport Krakow Sp. z o.o. – Krakow	Transport services	District Court for Krakow Srodmiescie, XI Economic Department of KRS (National Court Register)	12,256	-	98.32%	Subsidiary

14.	ORLEN Transport Plock Sp. z o.o. – Plock [3]	Transport services	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	25,782	-	97.59%	Subsidiary
15.	ORLEN Transport Slupsk Sp. z o.o. – Slupsk	Transport services	District Court in Gdansk, XVI Economic Department of KRS (National Court Register)	8,389	-	97.06%	Subsidiary
16.	ORLEN Transport Nowa Sol Sp. z o.o. – Nowa Sol	Transport services	District Court in Zielona Gora, VIII Economic Department of KRS (National Court Register)	9,762	-	96.75%	Subsidiary
17.	Zaklad Budowy Aparatury S.A. – Plock	Industry machinery manufacturing	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	17,383	-	96.57%	Subsidiary
18.	ORLEN Laboratorium Sp. z o.o.	Laboratory services	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	9,413	-	94.94%	Subsidiary
19.	ORLEN Transport Olsztyn Sp. z o.o. – Olsztyn	Transport services	District Court in Olsztyn, VIII Department of KRS (National Court Register)	8,025	-	94.82%	Subsidiary
20.	ORLEN OIL Sp. z o.o. – Krakow (consolidated financial statements)[2, 5]	Chemicals, petrochemicals and refinery products trading	District Court for Krakow-Srodmiescie in Krakow, XII Economic Department of KRS (National Court Register)	40,198	-	92.29%	Subsidiary
21.	ORLEN PetroTank Sp. z o.o. – Widelka	Liquid fuels trading	District Court in Rzeszow, XII Economic Department of KRS (National Court	36,246	-	90.00%	Subsidiary

			Register)					
22.	ORLEN Transport Kedzierzyn-Kozle Sp. z o.o. – Kedzierzyn-Kozle	Transport services	District Court in Opole, VIII Economic Department of KRS (National Court Register)	5,680	-	89.35%	Subsidiary	
23.	Petrotel Sp. z o.o. – Plock	Telecommunication services	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	7,282	-	88.80%	Subsidiary	
24.	Rafineria Trzebinia S.A. – Trzebinia (consolidated financial statements) [2]	Production activity, crude oil processing and sale of fuels and oils	District Court for Krakow-Srodmiescie in Krakow, XII Economic Department of KRS (National Court Register)	74,503	-	77.07%	Subsidiary	F
25.	Anwil S.A. – Wloclawek (consolidated financial statements) [2]	Production of PVC and fertilizers	District Court in Torun, VII Economic Department of KRS (National Court Register)	176,200	-	76.27%	Subsidiary	
26.	Rafineria Nafty Jedlicze S.A. – Jedlicze (consolidated financial statements) [2]	Production activity, crude oil processing	District Court in Rzeszow, XII Economic Department of KRS (National Court Register)	64,000	-	75.00%	Subsidiary	
27.	Inowroclawskie Kopalnie Soli „SOLINO" S.A. – Inowroclaw	Industrial brine production, trade and service activity	District Court in Bydgoszcz, XIII Economic Department of KRS (National Court Register)	17,560	-	70.54%	Subsidiary	
28.	SHIP – SERVICE S.A.– Warszawa (consolidated financial statements) [2]	Ship servicing in sea ports, loading of goods	District Court in Szczecin, XVII Economic Department of KRS (National Court Register)	22,800	-	60.86%	Subsidiary	

29.	ORLEN Automatyka Sp. z o.o. - Plock	Repair services for automatic divisions	District Court in Plock Economic Department (Economic Department)	1,258	-	52.42%	Subsidiary	
30.	ORLEN PetroZachod Sp. z o.o. – Poznan	Liquid fuels trading	District Court in Poznan, XXI Economic Department of KRS (National Court Register)	9,200	-	51.83%	Subsidiary	
31.	Petrolot Sp. z o.o. – Warszawa	Liquid fuels trading	District Court for capital city of Warsaw in Warsaw, XX Economic Department of KRS (National Court Register)	10,220	-	51.00%	Subsidiary	
32.	ORLEN Projekt S.A. – Plock	Technological and construction designing services	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	765	-	51.00%	Subsidiary	
33.	ORLEN Wir Sp. z o.o. - Plock	Repair services for spinning machinery division	District Court in Plock Economic Department (Economic Department)	816	-	51.00%	Subsidiary	
34.	BASELL ORLEN POLYOLEFINS Sp. z o.o. – Plock[1]	Production, distribution and sales of polyolefins	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	453,699	411,367	50.00%	Joint Venture	E
	Naftoport Sp. z o.o. – Gdansk	Construction and utilizing of liquid fuels, maintenance of reloading terminals	District Court in Gdansk, XII Economic Department of KRS (National Court Register)	35,319	48,795	48.71%	Associated	E

35.								
36.	Flexpol Sp. z o.o. – Plock	Foil production and packaging	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	4,800	6,522	40.00%	Associated	E
37.	Chemiepetrol GmbH – Hamburg	Trade and intermediary activities regarding chemical and derivative goods	HRB 33084 Amtsgericht Hamburg	397	656	20.00%	Associated	E

[1] ORLEN Gaz Sp. z o.o. posses 51,60% in Petrogaz Wroclaw Sp. z o.o. Mentioned entity is consolidated by the Dominant Company with full method.

[2] Complete listing of companies consolidated by ORLEN PetroProfit Sp. z o.o., Rafineria Trzebinia S.A., Rafineria Nafty Jedlicze S.A., Anwil S.A. , ORLEN Oil Sp. z o.o., SHIP-SERVICE S.A. is presented in Note 5.

[3] ORLEN Transport Plock posses 94.50% in ORLEN Transport Warszawa Sp. z o.o., 96.40% in ORLEN Transport Poznan Sp. z o.o. All mentioned entities are consolidated by the Dominant Company with full method.

[4] % share in the Company posses: Dominant Company – 82.46%, Rafineria Trzebinia S.A. – 17.54%.

[5] % share in the company posses: Dominant Company – 9.00%, Rafineria Trzebinia S.A. – 75.58%, Rafineria Nafty Jedlicze S.A. – 7.71%.

b) Unconsolidated subsidiaries and associates

No.	Name and location	Activity	Percentage of share capital owned	Share in total votes on General Meeting of Shareholders	Revenue (net sales and financial income)	Total assets as at 30 June 2004	Net [illegible] first h[illegible]
1.	SAMRELAKS Machocice Sp. z o.o. – Machocice Kapitulne	Hotels and motels with restaurants	100.00%	100.00%	771	4,943	
2.	ZAWITAJ Swinoujscie Sp. z o.o. – Swinoujscie	Hotels and motels with restaurants	100.00%	100.00%	675	3,265	
3.	Z.W. Mazowsze Leba-Ulinia Sp. z o.o. – Leba	Resting and recreation activity	100.00%	100.00%	1,064	3,222	
4.	Wisla Plock Sportowa S.A. – Plock	Sports activity	100.00%	100.00%	8,797	5,743	
5.	ORLEN Ochrona Sp. z o.o. – Plock	Security services	100.00%	100.00%	18,390	12,343	
6.	Centrum Komercjalizacji Technologii Sp. z o.o. – Plock	Business and management advisory	100.00%	100.00%	168	952	
7.	Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. – Opole	Production and services activity	99.94%	99.94%	11,289	12,608	
8.	Serwis Nowa Wies Wielka Sp. z o.o. – Nowa Wies Wielka	Maintenance services	99.32%	99.32%	1,543	2,032	
9.	D.W. Mazowsze Ustron Sp. z o.o. – Ustron Jaszowiec	Resting and recreation activity	98.73%	98.73%	491	1,446	

10.	Serwis Mazowsze Sp. z o.o. – Warszawa	Maintenance services	88.50%	88.50%	3,064	2,102
11.	BHT Dromech S.A. w likwidacji – Warszawa	Containers and tanks production	81.14%	81.14%	*	*
12.	Centrum Edukacji Sp. z o.o. – Plock	Education and training services	69.43%	69.43%	3,487	2,336
13.	ORLEN Petrogaz Nowa Brzeznica Sp. z o.o. w likwidacxji – Nowa Brzeznica	Liquid gas sale	52.00%	52.00%	*	*
14.	Petromor Sp. z o.o. – Gdansk	Storing of goods for resale	51.31%	51.31%	60	2,227
15.	Przedsiebiorstwo Rolne Agro – Azoty II – Wloclawek Sp. z o.o. Laka k. Koszalina	Agriculture	100.00%	100.00%	701	1,470

b) Unconsolidated subsidiaries and associates (continued)

No.	Name and location	Activity	Percentage of share capital owned	Share in total votes on General Meeting of Shareholders	Revenue (net sales and financial income)	Total assets as at 30 June 2004	Net p first ha
16.	Hermann Eggert Mineraloelvertriebs GmbH – Elmshorn (Germany)	Stake management	100.00%	100.00%	0	397	
17.	RAF-BIT Sp. z o.o. – Jedlicze	Information systems services	100.00%	100.00%	587	327	
18.	Wecotect Trading & Consulting GmbH w likwidacji – Elmshorn (Germany)	Advisory services, trade	100.00%	100.00%	0	896	
19.	Zakładowa Straz Pozarna Sp. z o.o. – Trzebinia	Fire fighting services	99.97%	99.97%	2,276	2,899	
20.	Sanatorium Uzdrowiskowe „Krystynka" Sp. z o.o. – Ciechocinek	Preventing and curing, resting and recreation activity	98.17%	98.17%	1,140	2,776	
21.	Przedsiebiorstwo Gazyfikacji Bezprzewodowej PEGEBE S.A. – Plock	Trade and distribution of gas	92.00%	92.00%	1,938	1,645	
22.	Raf-Sluzba Ratownicza Sp. z o.o. – Jedlicze	Fire fighting services	88.19%	88.19%	1,316	504	
23.	Petromont Sp. z o.o. – Niemce	Trade and construction services	85.00%	85.00%	10,833	3,436	

24.	PetroUkraina Ltd Sp. z o.o. – Lwow (Ukraine)	Trade	80.00%	80.00%	**	**
25.	NTVK – Wilno (Lithuania)	Trade	76.00%	76.00%	*	*
26.	Join-Venture of Poland and Ukraine in the form of Sp. z o.o. PETRO-UKRAINA w likwidacji – Lwow (Ukraine)	Used oil collection	62.00%	62.00%	*	*
27.	Ran-Akses Sp. z o.o. w likwidacji – Szczecin	Used oil collection	60.69%	60.69%	*	*
28.	Ran-Oil Sp. z o.o. – Tarnow	Used oil collection	51.00%	51.00%	1,360	385
29.	Ran-Petromex Sp. z o.o. – Opole	Used oil collection	51.00%	51.00%	*	*
30.	Ran-Watt Sp. z o.o. w likwidacji – Torun	Used oil collection	51.00%	51.00%	*	*

No.	Name and location	Activity	Percentage of share capital owned	Share in total votes on General Meeting of Shareholders	Revenue (net sales and financial income)	Total assets as at 30 June 2004	Net p first ha
31.	Motell Sp. z o.o. – Morawica	Catering and hotel services	35.00%	35.00%	3,183	1,235	
32.	POILEN Sp. z o.o. – Krakow	Construction designing services, delivery and assembling of heating and mechanical facilities	24.99%	24.99%	0	79	
33.	Petro-Oil CZ s.r.o. – Brno Prikop (Czech Republic)	Production, trade and services in oil	49.00%	49.00%	6,851	955	

industry

* Entity in liquidation/bankruptcy

** Company suspended its activity

Financial data of companies for 6 months ended 30 June 2004 as presented above were not the subject of an audit or review of the auditor.

Due to insignificant amounts presented in the financial statements of the individual entities and all above mentioned entities together, the above companies were not consolidated.

C. Format and general rules of preparation of financial statements

The consolidated financial statements were prepared in compliance with the Polish Accounting Standards defined by the amended Accounting Act of 29 September 19
2002, "the amended Accounting Act") and the Decree of the Council of Ministers of 16 October 2001 on type, form and scope of current and periodic information a
(Journal of Law No 139, pos. 1569 with further changes, the "Decree") and covers the period from 1 January 2004 till 30 June 2004.

The consolidated financial statements comprises: for the balance sheet and balance sheet explanatory notes data as of as at 30 June 2004, as at 31 December 2003 and as at
cash flow statement and income statement explanatory notes – data for the period from 1 January 2004 to 30 June 2004 and for the period from 1 January 2003 to 30 June

The accounting rules applied for financial statements for periods beginning in year 2004 and for comparable data referring to 2003 are presented in point D of the introduct

In the first half year 2004 the Group did not introduce significant changes in the applied accounting policy in the comparison to the policy applied by the Company and t
changes in valuation of foreign currency assets and liabilities according to changes in the Accounting Act. Since 1 January 2004 the closing rate used for reporting assets
currency is approximated by the average national Bank of Poland exchange rate at the end of an accounting period (NBP average). The effect of this changes was re
adjustments in the comparative data.

	Net profit	Equity	
	6 month period ended 30 June 2004	31 December 2003	30 June 2003
Published financial statements	550,950	9,129,889	8,442,823
Difference	3,932	26,097	17,815
Comparative data (restated)	554,882	9,155,986	8,460,638

Since 2004 the Company applies hedge accounting in relation to hedge settlements meeting certain requirements for hedge accounting, what effects in presentation of ef
company's balance sheet as revaluation reserve until the moment it becomes realized. The changes mentioned above do not require restatements in the opening balance
2003.

The consolidated financial statements were prepared under assumption that the Company and the entities from the Capital Group will continue as a going concern for
shorter than 12 months subsequent to 30 June 2004. As of the date of authorisation of the consolidated financial statements the Management Board states that there are no
threat of Company's and significant entities from Capital Group continuation as a going concern.

D. Description of accounting polices adopted by the Capital Group

The consolidated financial statements were prepared on the historical cost basis concept except for the following items:

- fixed assets (Note 3),
- financial instruments (Note 10 and Note 46).

Accounting polices adopted by the Capital Group are presented below.

Intangible fixed assets

Intangible fixed assets are recognised if it is probable that in the future they will bring economic benefits, which can be attributed directly to these assets. Initially intang purchase price or at manufacturing cost. Subsequently, the intangible fixed assets are valued at the purchase price or at manufacturing cost less accumulated amortisati fixed assets are amortised using straight-line method over their estimated economic life. Amortisation rates resulting from tax regulations are used only if they corre intangible fixed assets. The correctness of applied periods and depreciation rates are verified at regular intervals, at least at the end of the financial year, and any necessary are made in subsequent periods.

Typical amortisation rates applied in reference to intangible fixed assets:

Licences, patents and similar assets	7- 50%
Computer software	10- 50%

Research and development costs

Expenses on research are treated as costs at the moment when they are incurred. Costs of completed development projects conducted for own needs, incurred befc technology is applied, are treated as intangible fixed assets, if:

- product or technology of production is clearly set, and related costs of development are reliably determined,
- technical usefulness of a product or technology has been confirmed and properly documented and on this basis the entity decided to manufacture the products or to a
- the costs of completed research will be covered – according to estimations – by sales of the products or application of the technology.

The period of amortisation of development costs does not exceed 5 years.

Goodwill

Goodwill is the positive difference between purchase price of certain entity or its organised part and the fair value of the net assets taken over. If the purchase price of th than the fair value of assets taken over, the difference constitutes the negative goodwill.

The excess of the purchase price over the fair value of net assets of the acquired company is presented as goodwill in assets of the company to which the assets of the jc assets of a new company set up as the result of the merger.

Goodwill is amortised not longer than 5 years. Amortisation is charged on the straight line basis and is treated as other operating cost. In cases other than described i goodwill up to the value not exceeding fair value of acquired fixed assets, excluding long term financial assets quoted on regulated stock markets, is treated as deferred calculated as weighted average of economic life of acquired amortisable and depreciable assets. Negative goodwill in amount exceeding fair value of fixed assets, exclud on regulated stock markets, is treated as income as of the day of merger.

The negative goodwill is written off into other operating income in amount relating to the value of reliably estimated future losses and costs estimated by the acquirin though not constituting liabilities. The write-off is made in the reporting period, in which the losses and costs influence the financial result. If the losses and costs were reporting periods, the negative goodwill related to them is written off in the manner described above.

Tangible fixed assets

Tangible fixed assets, excluding land and real estate classified as investments, are stated at purchase price or manufacturing cost subject to revaluation less accumulated de the moment of disposal or liquidation of a fixed asset the purchase price or manufacturing cost and its accumulated depreciation are removed from books and any profit income statement. Land is valued at purchase price less impairment losses.

Costs incurred after a fixed asset is put into operation, such as: overhauls and maintenance influence financial result of the reporting period in which they were incurr incurred costs increased the future economic benefits resulting from ownership of the fixed asset exceed the benefits previously assumed, the incurred costs increase the ini

Tangible fixed assets are depreciated using the straight-line method over their estimated useful economic lives. Depreciation rates resulting from tax regulations are u: economic life of the fixed assets. The correctness of applied periods and depreciation rates are verified at regular intervals, which results in proper adjustments of depreciat

Typical depreciation rates applied to tangible fixed assets are as follows:

Buildings and constructions	1.5-10%
Plant and machinery	4.0-30%
Transportation vehicles	6.0-20%
Other tangible fixed assets	8.5-25%

Assets of estimated useful life below 1 year and cost less than PLN 3.5 thousand are fully expensed when brought into usage.

The impairment losses on a fixed asset, which previously was subject to revaluation, are deducted from the revaluation reserve attributed to given fixed asset. In cá revaluation reserve attributed to this fixed asset, the difference is expensed in the reporting period in which the impairment loss was recognised.

Acquired perpetual usufruct rights of land and acquired cooperative title to premises are recorded as fixed assets and depreciated over their economic useful life.

The Group does not recognise perpetual usufruct rights of land acquired based on administrative decisions in previous periods due to the fact that the historical va determined.

Construction in progress

Construction in progress is recorded at total costs directly attributable to its purchase or manufacture less impairment charges. Construction in progress includes also mะ progress. Construction in progress is not depreciated until it is completed and put into operation.

Financial lease

Assets used under lease, tenancy agreements or other agreements complying with the criteria set by the Accounting Act are treated as fixed assets and presented at lowe asset at the beginning of the lease contract and current value of minimal lease payments.

Assets leased out, tenancy agreements or other agreements complying with the criteria set by the Accounting Act are treated as long term receivables and presented at the a

Real estate investments

Real estate investments comprise investments in land, buildings purchased to gain income from rent and from increase in real-estate value. Real estate used for mentioned ; purchase for this reason are treated as fixed assets. Real estate investments are presented at fair value.

Investments in subordinates

Shares in subordinates are presented in unconsolidated financial statements at cost of purchase less impairment losses. In the consolidated financial statements significant s

Goodwill on consolidation of subsidiaries is calculated as a surplus of the purchase price of shares in the subsidiary over corresponding share in net assets of subsidiary bะ obtaining control. Goodwill on consolidation of associates is calculated as a surplus of the purchase price of shares in the associate over corresponding share in net assets significant influence. Goodwill on consolidation is charged to income statement using straight-line method over period not longer than five years.

Negative goodwill on consolidation of subsidiaries is calculated as a surplus of share in net assets of subsidiary based on their fair value on the day of obtaining control (subsidiary. Negative goodwill on consolidation of associates is calculated as a surplus of value of share in equity of associate as at the date of obtaining significant influeı in associate. Negative goodwill is charged over period calculated as weighted average economic useful life of the depreciable assets acquired.

Inventories

Inventories are stated at the net realisable value being the lower of purchase price or manufacturing cost and net selling price. Different types of inventories are valued following manner:

Raw materials:	Purchase cost
Semi-finished products and work in progress:	Cost of manufacture
Finished goods:	Cost of manufacture
Goods for resale:	Purchase cost

Indirect costs included in manufacturing costs comprise among others: the part of fixed, indirect production costs, which correspond with level of normal operating capacit

The net realisable value is determined as possible to obtain, as of the balance sheet date, selling price less VAT and excise, less any rebates, discounts and any other simil on making the item available for sale and enabling the sale.

Inventories that lost their economic usefulness are accounted for as costs.

Receivables

Receivables are stated at amount due less allowance. Allowances are recognised either based on the analysis of possibility of collection of receivables from individual deb bankruptcy or liquidation.

Allowances for bad debts are treated as other operating or financial costs – depending on the kind of the receivables, to which the allowance refers.

Written-off, overdue and bad debts diminish the previously made allowances for their value.

Written-off, overdue and bad debts for which no allowances were made or which were not fully allowed for, are treated as other operating costs or financial costs.

Cash and cash equivalents

Cash and other cash assets include cash on hand and cash in banks, cash in transit and other cash assets. Cash includes assets in form of domestic currency and foreign c are stated at nominal value.

Prepayments and deferred costs

Deferred costs are expenses relating to a period later than that in which they were incurred. Such deferred costs mainly include the following: cost of excise duty and

goods), cost of catalysts, costs of insurance, cost of advertising concerning patronage agreements and leasing costs.

Financial instruments

Financial instruments are presented and valued in accordance with Decree of the Minister for Finance dated 12 December 2001 on detailed rules of recognition, valuation r of presentation of financial instruments ("decree on financial instruments").

Financial instruments are classified into the following categories:

a) held-for-trade financial assets and liabilities,
b) loans granted and own receivables,
c) financial assets held to maturity,
d) financial assets available for sale.

Held-for-trade financial assets are treated as assets acquired principally for the purpose of generating economic benefit from short-term changes in price and fluctuati maturity of the acquired instrument, and other financial assets too, irrespective for intentions, which lead to conclusion of the contract, if they constitute an element of po realisation probability of intended economic benefits in a short time is considerable.

Held-for-trade financial assets or financial liabilities comprise financial derivatives, except when an entity recognises concluded contracts as hedging instruments.

Financial assets arisen directly due to cash transfer to the other party of the contract, providing that the contract meets requirements determined in proper paragraphs o treated as loans granted and own receivables, irrespective of their maturity.

Financial assets not classified as loans granted and own receivables, for which the concluded contracts determine the maturity of nominal value and right to obtain at set d interests of constant or determinable amount, providing that the entity intends and is able to hold the assets until maturity, are classified as held-to-maturity financial assets.

Other financial assets, not meeting requirements classifying them into categories enumerated in points a) to c) are treated as financial assets available for sale.

Financial assets are carried at their fair value (without any deduction for transaction costs which the entity would incur in case of selling the assets) excluding:

a) loans granted and own receivables not available for sale,
b) financial assets held to maturity,
c) financial assets for which market price set on regulated active market does not exist or for which it is unworkable to measure their fair value reliably,
d) hedged financial assets.

Financial assets not valued at their fair value are valued in the following manner:

- loans granted and own receivables, excluding those held for trading - at the amortised cost, estimated by using effective interest rate regardless if the entity is going to
- financial assets, for which the maturity is set - at adjusted purchase price estimated by using effective interest rate,

- financial assets, for which the maturity is not set - at the purchase price.

Financial liabilities are valued at the amortised cost, excluding financial liabilities held-for-trade and derivatives, which are stated at fair value.

Derivatives and embedded derivatives

Derivatives possessed by the Group, which are not accounted for as hedging instruments are classified as short term assets and carried at fair value, with any changes t statement. Derivatives are in particular: forward and futures contracts, options and swap contracts.

An embedded derivatives are separated from the host contracts and accounted for as derivatives if all of the following conditions are met:

- the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract in which the
- a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative,
- it is possible to determine reliably value of the embedded derivative,
- the hybrid (combined) instrument is not measured at fair value and changes in its fair value is not charged to net profit or loss.

Embedded derivatives are accounted for in a manner similar to this of separate derivatives that are not categorised as hedging instruments.

As a consequence of introduction of hedge accounting in 2004 the Company presents effective and ineffective part of hedge in equity and income statement respectively.

Equity

Equity is presented in books by category in accordance with rules determined by law and the Company's statute.

Share capital is stated at nominal value in compliance with the statutory regulations of the Company and the relevant entry in the Company's Register.

Declared but not paid share capital is accounted for as unpaid share capital. Own shares and unpaid share capital decrease the value of equity of the Company.

The reserve capital is supplied from net profit distribution, transfer of revaluation reserve and share premium decreased by the shares issuance costs.

Equity arisen due to conversion of debt securities, liabilities and loans into shares is presented at nominal value of these securities, liabilities and loans, adjusted by not amc accrued and not paid to the day of conversion, which will not be paid, unrealised foreign exchange differences and capitalised issuance costs.

Revaluation reserve was established as result of the fixed assets revaluation as at 1 January 1995. In case of disposal or liquidation of a fixed asset item, the corresp transferred to reserve capital. Moreover, reserve capital is increased by the difference between fair value and purchase price, less deferred tax, of the asset available for active market exists or for which it is workable to measure their fair value reliably.

Impairment losses on fixed asset, which previously was subject to revaluation, diminishes the revaluation reserve attributed to the fixed asset. If impairment loss exceeds given fixed asset, the difference is expensed in the reporting period in which the impairment loss was recognised.

Formation costs diminish the reserve capital up to the amount of share premium. The remaining part of formation costs is expensed as financial cost.

Provisions

Provisions are set for:

1) certain or highly probable future liabilities, amount of which can be reliably estimated, particularly for losses on economic transactions in progress, inclu transactions, results of legal actions,
2) future liabilities resulting from restructuring, if basing on separate rules the Company is obliged to perform it or binding agreements were concluded and the reliably the value of future liabilities.

The above mentioned provisions are expensed as: other operating costs, financial costs or extraordinary losses, depending on circumstances to which the future liabi liability for which the provision was set diminishes the provision.

Provision for jubilee and retirement bonuses

According to remuneration schemes, employees are entitled to jubilee bonuses upon completion of a certain number of years in service and to retirement allowances paid o depends on employee's average remuneration and length of service. The employees receive also a one–off payments on retirement. Pensions are paid to employees who The amount of bonuses depends on employee's average remuneration and length of service. The costs of jubilee and retirement/pension bonuses are accrued in Company c valuation. According to the Accounting Act the provisions for jubilee and retirement bonuses are presented in the balance sheet in caption "Liabilities and provisions for li benefits and similar bonuses".

Equity compensation plan costs

Convertible bonds, issued by the Company as the part of the employee compensation plan, are recognised at the moment of granting the employee an option to buy conver the fair value of the convertible bonds is recognised as remuneration expense and presented in short term payables. The fair value is estimated on the basis of historical

Scholes' model.

Environmental costs

Provisions for certain or highly probable costs or losses resulted from environment protection requirements are recorded in case of existence of law requirements or exi pollution of environment or harmful items, if the amount of future expenses or losses is possible to be estimated. The Company periodically updates the level of environm expert valuations.

Loans and borrowing expenses

Costs of loans and borrowings are recognised in principle at the moment of occurrence. Costs of loans and borrowings are capitalised only in case if they directly manufacture of certain element of assets. Costs of loans and borrowings are capitalised until the element of assets is ready for planned use. Providing that the net book valu possible to recover, the net book value is decreased by the write-off resulting from impairment.

Loans are initially recorded at the amount of inflows received, decreased by transaction costs. Subsequently they are presented at the amortised cost with use of effec between net inflows and maturity amount is reflected in net profit or loss in the period of loan.

Foreign currency transactions

At the balance sheet date assets and liabilities denominated in foreign currencies are recorded using the average National Bank of Poland exchange rate as at the balance sh

Positive exchange rate differences concerning long term investments denominated in foreign currencies, arising at the day of their valuation are credited to revaluation re not settled to the valuation date, the negative valuation change of the investment previously revaluated, debits the revaluation reserve to the amount at which the revaluatio the results of negative valuation change are recognised as financial costs. Increase in valuation of specified investment, directly connected with its previous negative va recognised, to the level of these costs as financial income.

Exchange rate differences concerning other foreign exchange assets and liabilities, arising at the date of their valuation by the payments of receivables and payables, a financial costs respectively, and in the justified cases as purchase price or cost of fixed assets construction.

Method of translating financial statements of foreign entities expressed in foreign currencies

Financial statements of foreign entities are translated into Polish currency. Relevant balance sheet captions are translated using the average National Bank of Poland exchi relevant income statement captions are translated using the exchange rate being the arithmetic average of the National Bank of Poland exchange rates as at the days ended t

Sales revenues

The sales revenues comprise amounts due or received from sales, including excise and fuel charge, less VAT. Revenues from sales are recognised in situation when it is pr economic benefits resulting from transactions and when amount of the revenues can be reliably estimated.

Sales of goods and materials is recognised at the moment of delivery, which results in transfer of risk and benefits stemming from ownership of these goods and products proportion to the completion, providing that it is possible to estimate it reliably. In case it is not possible to estimate reliably the effect of transaction related to services r recognised only to the value of costs incurred in relation to it.

The amount of sales revenues is corrected by the totals from settlement of transactions hedging cash flows.

Operating costs

Operating costs are accounted for in period they relate to. Costs are accounted for both by type and by function. Cost of goods sold, goods for resale and materials include part of indirect costs. General and administration expenses include costs of the entities from the Capital Group general operations and their management. Selling and distri relation with sales of products and goods for resale and include particularly excise tax and fuel charge related to sale of products of the Capital Group.

Dividends

Dividends receivable are accounted for as financial income as of the day when the proper body concludes about profit division resolution, unless the resolution determines

Net profit or loss

Net profit or loss is constituted by:

- operating profit or loss, including this resulting from other operating income and costs,
- financial operations result,
- extraordinary operations result,
- compulsory amounts reducing profit resulting from income tax, the payer of which is the entity, and payments equal to it, on the basis of separate regulations, as well :

Result on operating activity is calculated as the difference between net income on sales of products, goods and materials adjusted by grants, discounts, rebates and othe VAT and other operating income and cost of sales of products, goods for resale and materials sold, valued at initial cost or at purchase price , increased by all incurred fr and administration expenses, selling and distribution costs and other operating costs.

Result on financial operations is the difference between financial income, particularly on dividends (shares in profits), interests, profits on investment sales, adjustme positive above negative foreign exchange differences, and financial costs, particularly on interests, losses on sales of investments, adjustments of investments values, exce exchange differences.

Result on extraordinary items is the difference between extraordinary profits and losses.

Taxation

Current liabilities resulting from corporate income tax are calculated in accordance with Polish taxation law.

Due to temporary differences between book values and tax values of assets and liabilities the entities of the Capital Group set up provisions and/or recognise assets resultin

Deferred tax asset is set in the amount of future expected tax deduction due to negative temporary differences, which will lower in the future basis for income tax calculati principle.

Deferred tax provision is set in the amount of income tax due in the future, due to positive temporary differences, which are differences, which will increase basis for incon

The amount of deferred tax asset and provision is set basing on income tax rates binding in the predicted year of occurrence of income tax liability.

Deferred tax asset and provision can be netted off against if there is a title giving right to simultaneous settlement when calculating current tax liability.

Deferred tax asset and provision resulting from operations settled with equity are also reflected in equity.

Impairment

Impairment takes place when there is a considerable probability, that the item of assets controlled by the company will not bring in the future in a considerable part or at a benefits. It justifies making a write-off bringing down the net book value of the item of assets to the net sales price, and in case of inability to determine the price – to differ

Write-offs on current assets made in reference to their impairment and resulting from their valuation at net realisable value instead of purchase or acquisition prices, or cc as respectively: other operating costs, costs of goods sold or costs of sales.

Providing that the reason for which the write-off adjusting the value of assets was made, including impairment, is no longer present, the value of all or respective part of value of the item of assets and is accounted for as respectively other operating income or financial income.

Contingent liabilities and receivables

Contingent liability is defined as an obligation, arising of which is dependent on occurrence of certain events. Contingent liabilities are not presented in balance sheet, h liabilities is disclosed unless the probability of outflow of resources embodying economic benefits is insignificant.

Contingent receivables are not presented in balance sheet, but the information about contingent receivables is disclosed, if the inflow of resources embodying economic be

Related party transactions

According to the Accounting Act transactions between related parties, which are: the dominant company or significant investor, subsidiaries, joint ventures and asso statements. Related parties in case of the Capital Group are all entities directly or indirectly associated and entities directly or indirectly dependent and joint ventures not co

Investment allowance

In accordance with Decree of Cabinet dated 25 January 1994 on investment allowance and reductions of income tax ("Investment Expenses Decree") and with article 1ł being in force till 31 December 1999 and with article 3.1 of the Act dated 20 November 1999 on Changes of Corporate Income Tax Act being in force from 1 January 200 from investment allowance in period 1998-2003. The fixed assets affected by the investment allowance are depreciated for accounting purposes according to normal deı types of fixed assets. The effects of the investment allowance are recorded off-balance sheet and considered only in relation to taxable profits and deferred tax provision pu

Management Board estimates

The preparation of consolidated financial statements requires Management Board of the Dominant Company to make estimates and assumptions that affect the amounts re notes to these financial statements. Actual results may differ from those estimates. Management estimates concern among the others provision setting, accruals and depreci

E. Main captions of the consolidated financial statements calculated in EURO together with exchange rates

	First half of 2004
NBP average exchange rate at the end of period	4.5422
Arithmetic average of 6 month exchange rates (on the basis of the rate from the last day of the month)	4.7311
Maximum exchange rate during the period (last day of the month) - 28.02.2004	4.8746
Minimum exchange rate during the period (last day of the month) – 30.06.2004	4.5422

SELECTED FINANCIAL DATA	PLN thousand	EURO thousand	PLN thousand	EURO thousand
	01.01.2004-30.06.2004	01.01.2004-30.06.2004	01.01.2003-30.06.2003	01.01.2003-30.06.2003
I. Net sales of finished products, goods for resale and materials	18,651,959	3,942,415	15,243,346	3,221,945
II. Operating profit	1,185,198	250,512	784,003	165,713
III. Profit before taxation	1,260,469	266,422	771,007	162,966
IV. Net profit	1,028,855	217,466	554,882	117,284
V. Assets (as at the balance sheet date)	18,424,971	4,056,398	16,696,903	3,675,951
VI. Liabilities and provisions for liabilities (as at the balance sheet date)	7,810,709	1,719,587	7,391,967	1,627,398
VII. Long term liabilities (as at the balance sheet date)	1,999,916	440,297	471,028	103,700
VIII. Short term liabilities (as at the balance sheet date)	4,786,322	1,053,745	5,936,859	1,307,045
IX. Shareholders equity (as at the balance sheet date)	9,894,444	2,178,337	8,460,638	1,862,674
X. Share capital (as at the balance sheet date)	534,636	117,704	525,221	115,631
XI. Number of shares (as at the balance sheet date)	427,709,061	427,709,061	420,177,137	420,177,137
XII. Net profit for the 6 month period ended 30 June 2004 per share (PLN/EURO)	2.41	0.75	1..32	0.28
XIII. Net book value per share (PLN/EURO)	23,13	5,09	20,14	4,43

XIV. Net cash flow from operating activities	1,685,260	356,209	431,479	91,201
XV. Net cash flow used in investing activities	(809,887)	(171,184)	(832,789)	(176,024)
XVI. Net cash flows used in financing activities	(599,613)	(126,739)	602,960	127,446

Selected consolidated financial data for the year 2004 and 2003 were calculated into EURO according to the following rules:

- particular captions of assets and liabilities– at the average exchange rate published as at 30 June 2004 – 4.5422 PLN/ EURO,
- particular captions of income statement and cash flow statement– at the exchange rate being an arithmetic average of rates published by the National Bank of Poland period from 1 January 2004 to 30 June 2004 – 4.7311 PLN/ EURO.

F. Financial statements according to International Financial Reporting Standards

On 27 September 2004 the Dominant Company prepared consolidated financial statements of the PKN ORLEN Group for the 6 and 3 month period ended 30 June 2(Financial Reporting Standards ("IFRS"). Hyperinflation effects were not included in those financial statements as required by IAS 29 "Financial Reporting in Hyperinflati are obliged to revalue their fixed assets (using the rates set by the Head of Central Statistical Office for the particular groups of fixed assets) in accordance with relevant Finance. The Company last revalued its fixed assets as of 1 January 1995 to reflect the effects of inflation. The results of revaluation are shown as "Revaluation reserve", to IAS 29 "Financial Reporting in Hyperinflationary Economies" value of assets and liabilities are to be stated at revalued cost as at the end of hyperinflationary reporting of assets and liabilities in financial statements of subsequent periods. Polish economy till the end of 1996 was hyperinflationary economy, but beginning from 1997 the c were not met.

This revaluation was not performed in accordance with the provisions of IAS 29 since the Company did not use a general price index and did not subsequently revalue its The Group is unable to quantify the impact on these financial statements of non-compliance with IAS 29.

The above revaluation was also not performed in accordance with the provisions of International Accounting Standard 16 "Property, plant and equipment" (IAS 16) since t that the revalued amount of fixed assets was approximate to their fair value.

In 2003 the International Accounting Standards Board has issued IFRS 1, which is effective for financial statements for periods beginning on or after 1 January 2004. In of IFRS 1 the Company is considered as the first time adopter of IFRS. IFRS 1 requires, among other things that an entity recognises in its financial statements all asset required by IFRSs. In accordance with IFRS 1 an entity may elect to measure an item of property, plant and equipment at the date of transition to IFRSs at its fair value cost at that date. The Company has not determined fair value as a deemed cost in relation to the fixed assets discussed above, which would result from the requirements of

Consolidated financial statements prepared under IFRS were subject to review by auditor who issued a qualified auditor's review report with respect to non-including hyp IAS 29 and rules for revaluation according to IAS 16, and also valuation of fixed assets in accordance with IFRS 1.

Due to requirements of the Accounting Act these consolidated financial statements were prepared in accordance with Polish Accounting Standards ("PAS") and accounti Poland and differ from financial statements that would have been prepared in accordance with IFRS in following areas:

	Net profit for 6 month period ended 30 June 2004	Net profit for 6 month period ended 30 June 2004
	PLN million	
PAS basis consolidated*	1,029	555*
Distributions from profit on social activity	(4)	(4)
Capitalisation of borrowing costs, net of depreciation	(81)	(34)
Amortisation of CPN goodwill	(5)	(5)
IFRS treatment of negative goodwill from		

consolidation	8	8
Deferred tax on the above	15	8
Changes in accounting policies adjusted in financial statements prepared according to PAS	26	
Others	7	(13)
IFRS consolidated	995	515

	Equity as at 30 June 2004	Equity as at 31 December 2003	Equity as at 30 June 2003
		PLN million	
PAS basis consolidated*	9,894	9,156*	8,461*
Distributions from profit on social activity	-	-	-
Capitalisation of borrowing costs, net of depreciation	377	458	492
Amortisation of CPN goodwill	57	62	67
IFRS treatment of negative goodwill from consolidation	(46)	(54)	(63)
Deferred tax on the above	(72)	(87)	(132)
Changes in accounting policies adjusted in financial statements prepared according to PAS	-		
Others	9	(25)	(12)
IFRS consolidated	10,219	9,510	8,813

* the data was restated due to change in the estimate of the closing rate used for reporting of foreign currency assets and liabilities

a. Distribution from profit on social activity

According to Polish business practice shareholders of the Company have the right to distribute the profit for the employees benefits, i.e. for bonus payment or for the Comp are presented in statutory financial statements, similarly to dividend payments, through the change in equity. In the financial statements prepared in accordance with operating costs of the year, that the distribution concerns.

b. Capitalisation of borrowing costs

According to PAS, borrowing costs are charged into the profit and loss account when incurred after reduction of amounts capitalised in investment expenditures, resulting to investment projects. Borrowing costs concerning general indebtedness are expensed wholly when incurred. Borrowing costs related directly to investment projects are brought into usage and are expensed with depreciation.

In financial statements prepared according to IFRS, the borrowing costs are capitalised pursuant to the allowed alternative treatment by IAS 23 "Borrowing costs".

c. Goodwill on the purchase of CPN employee shares

The shares purchased from employees of CPN in 1999 were presented according to IFRS on the basis of acquisition method. As a result, goodwill in the amount of purchase of 19.43% of CPN shares held by its employees.

For the purposes of the consolidated financial statements according to PAS the incorporation, including purchase of shares from minority shareholders, was conducted und

d. IFRS treatment of negative goodwill from consolidation

Pursuant to PAS, before the amendment of the Accounting Act, i.e. before 2002, negative goodwill from consolidation was written off by the Company to incomes over 2- prepared under IFRS, the negative goodwill is and has been earlier written off in the period being a weighted average of economic useful life of acquired and depreciatable

e. Deferred tax

Adjustments related to above mentioned differences between PAS and IFRS are basis for deferred tax calculation.

f. Sales revenues in financial statements according to IFRS

According to PAS sales revenues and selling costs include excise tax and fuel charge charged by PKN ORLEN and other entities of the Group on the products subje included in realised revenues.

For the purpose of IFRS financial statements, the amount of excise tax and fuel charge calculated by the entities of the PKN ORLEN Group was eliminated from sa amounts of PLN 4,899 millions during the 6 month period ended 30 June 2004 and PLN 4,348 millions during the 6 month period ended 30 June 2003.

g. Scope of financial statements

The captions of consolidated financial statements prepared according to PAS and IFRS may differ significantly. The scope of disclosures to consolidated financial statemei scope of disclosures under IFRS.

Nota 41. Method of calculation of earnings and diluted earnings per ordinary share for the 6 month period ended 30 June 2004

Net profit for 6 months of 2004 (in PLN)	(A)	1,028,855,102.88
Weighted average number of ordinary shares	(B)	427,709,061
Earnings per ordinary share (in PLN)	(A/B)	2.41
Weighted average expected number of ordinary shares	(C)	-
Diluted earnings per ordinary share (in PLN)	(A/C)	-

The Group calculates earnings and diluted earnings per ordinary share according to IFRS.

Nota 42. Distribution of profit for 2003 of Dominant Company, subsidiaries consolidated in the 6 month period ended 30 June 2004 and associates accounted for

a) Distribution of profit for 2003 of the Dominant Company

Distribution of profit and undistributed profit from previous years	
Dividend (PLN 0.65 per share)	278,010,889.65
Capital reserve	651,769,892.54
Charge to the Company's Social Fund	4,000,000.00

Total	933,780,782.19
	===========

b) Distribution of profit for the year 2003 of subsidiaries consolidated in the 6 month period ended 30 June 2004 and associates accounted for under equity meth

	ORLEN KolTrans Sp. z o.o.	Petrocentrum Sp. z o.o.	ORLEN Gaz Plock Sp. z o.o.	ORLEN Medica Sp. z o.o.	ORLEN Budonaft Sp. z o.o.	ORLEN Polimer Sp. z o.o.	ORLEN Powiernik Sp. z o.o.	ORLEN Transport Szczecin Sp. z o.o.	ORLEN Transport Krakow Sp. z o.o.	ORLEN Transport Plock Sp. z o.o.	ORLI Trans Lubl Sp. z
Distribution of profit / cover of losses											
Rewards for employees	-	25	-	-	-	-	-	-	-	-	-
Social Security Office (ZUS) and Pension Fund	-	5	-	-	-	-	-	-	-	-	-
Capital reserve (write-off/cover of losses)	16	-	1.979	129	-	-	-	(880)	-	927	(11:
Dividends	1,226	834	-	-	-	653	424	-	-	-	
Company's Social Fund (ZFSS)	-	-	-	-	-	-	-	-	-	-	-
Adjustment of capital reserve write-off	-	-	-	-	-	-	-	-	-	-	-
Previous year loss cover	-	-	-	-	-	-	-	-	-	-	-
Undistributed profit/(loss)	-	-	-	-	(373)	-	-	-	29	-	-
Other	-	-	-	-	-	-	-	-	-	-	-
	-----	-----	-----	-----	-----	-----	-----	-----	-----	-----	---
Total profit (loss) for the year 2003	1,242	864	1,979	129	(373)	653	424	(880)	29	927	(11:
	=====	=====	=====	=====	=====	=====	=====	=====	=====	=====	===

b) Distribution of profit for the year 2003 of subsidiaries consolidated in the 6 month period ended 30 June 2004 and associates accounted for under equity meth

	ORLEN Transport Nowa Sol Sp. z o.o.	Zaklad Budowy Aparatury Sp. z o.o.	ORLEN Transport Poznan Sp. z o.o.	ORLEN Transport Slupsk Sp. z o.o.	ORLEN Transport Warszawa Sp. z o.o.	Petrotel Sp. z o.o.	ORLEN Transport Olsztyn Sp. z o.o.	Petrogaz Lapy Sp. z o.o.	ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	ORLEN Petroprofit Sp. z o.o.	ORI S
Distribution of profit / cover of losses											
Rewards for employees	-	-	-	-	-	-	-	-	-	-	
Social Security Office (ZUS) and Pension Fund	-	-	-	-	-	-	-	-	-	93	
Capital reserve (write-off/cover of losses)	-	(3,764)	(1,367)	1	1,163	3.507	-	-	(1,245)	400	[illegible]
Dividends	257	-	-	7	126	951	64	-	-	700	
Company's Social Fund (ZFSS)	-	-	-	-	-	-	-	-	-	-	
Adjustment of capital reserve write-off	-	-	-	-	-	-	-	-	-	-	
Previous year loss cover	-	-	-	-	-	-	-	-	-	-	
Undistributed profit/(loss)	-	-	-	-	-	-	-	(1,545)	-	-	
Other	-	-	-	-	-	-	-	-	-	-	
Total profit (loss) for the year 2003	257	(3,764)	(1,367)	8	1,289	4.458	64	(1,545)	(1,245)	1,193	[illegible]

b) Distribution of profit for the year 2003 of subsidiaries consolidated in the 6 month period ended 30 June 2004 and associates accounted for under equity meth

	Rafineria Trzebinia S.A.	Rafineria Nafty Jedlicze S.A.	Anwil S.A.	Inowroclawskie Kopalnie Soli „Solino" S.A.	ORLEN Laboratorium Sp. z o.o.*	ORLEN Petro-Tank Sp. z o.o.	ORLEN Automatyka Sp. z o.o.	ORLEN Petrozachod Sp. z o.o.	ORLEN Petrogaz Wroclaw Sp. z o.o.
<u>Distribution of profit / cover of losses</u>									
Rewards for employees	-	-	-	-	-	-	-	-	-
Social Security Office (ZUS) and Pension Fund	-	-	-	-	-	-	-	-	-
Capital reserve (write-off/cover of losses)	60,053	-	30,236	8,750		212	121	675	-
Dividends	-	-	-	-	-	-	398	-	-
Company's Social Fund (ZFSS)		-	-	250	-	-	-	-	-
Adjustment of capital reserve write-off	-	-	-	-	-	-	-	-	-
Previous year loss cover	-	-	-	-	-	-	-	-	-
Undistributed profit/(loss)	-	2,051	-	-	(3,515)	-	-	-	(210)
Other	-	-	30,236	-	-	-	-	-	-
	-----	-----	-----	-----	-----	-----	-----	-----	-----
Total profit (loss) for the year 2003	60,053	2,051	60,472	9,000	(3,515)	212	519	675	(210)
	=====	=====	=====	=====	=====	=====	=====	=====	=====

b) Distribution of profit for the year 2003 of subsidiaries consolidated in the 6 month period ended 30 June 2004 and associates accounted for under equity meth

	Petrolot Sp. z o.o.	ORLEN Projekt Sp. z o.o.	ORLEN Deutschland*	ORLEN Wir Sp. z o.o.	Ship-Service S.A.	ORLEN Morena Sp. z o.o.	Naftoport Sp. z o.o.	Flexpol Sp. z o.o.	Chemiepetrol GmbH
Distribution of profit / cover of losses									
Rewards for employees	-	-	-	-	-	-	-	-	-
Social Security Office (ZUS) and *Pension Fund*	-	-	-	-	-	-	-	-	-
Capital reserve (write-off/cover of losses)	4.231	(840)	-	-	164	-	-	3.014	-
Dividends	2.000	-	-	424	-	1.810	22.921	3.000	66
Company's Social Fund (ZFSS)	-	-	-	-	-	-	-	-	-
Adjustment of capital reserve write-off	-	-	-	-	-	-	-	-	-
Previous year loss cover	-	-	-	-	738	-	-	-	-
Undistributed profit/(loss)	-	-	4.972	-	-	-	-	-	-
Other	-	-	-	-	-	-	-	-	-
	-----	-----	-----	-----	-----	-----	-----	-----	-----
Total profit (loss) for the year 2003	6.231	(840)	4.972	424	902	1.810	22.921	6.014	66
	=====	=====	=====	=====	=====	=====	=====	=====	=====

* Comprise financial data of ORLEN Deutschland GmbH and ORLEN Deutschland Immobilien GmbH, which in 2004 transferred in joint-stock company ORLEN Deutschland AG.

Note 43. Method of calculation of net book value and diluted net book value per share as at 30 June 2004

Net book value (in PLN)	(A)	9,894,444,285.89
Number of shares	(B)	427,709,061
Net book value per share (in PLN)	(A/B)	23.13
Expected number of shares	(C)	-
Diluted net book value per share (in PLN)	(A/C)	-

The Group calculates net book value and diluted net book value per share according to IFRS.

NOTES TO CASH FLOW STATEMENT

Information about cash and cash equivalents is presented in Note 10.

Note 44. Classification of the Capital Group activities in cash flow statement

The classification of the Company activities into operating, investing and financing activities is as follows:

- Operating activity includes transactions and events connected with the Capital Group's core activity, not enumerated in financing and investing activities, for ex: inflow from sales of finished products or goods for resale, income tax payments, collection of receivables from sales;
- Investing activity includes mainly inflows and outflows connected with purchase or sale of fixed assets and with purchase or sale of securities;
- Financing activity includes mainly the securing of equity capital and loan capitals, as well as their repayment and maintenance.

a) The reasons for differences between balance sheet changes of selected balance sheet items and changes presented in cash flow statement

Receivables:	6 months ended 30 June 2004
Balance sheet change in net value of long- and short-term receivables net	(696,562)
Change in receivables resulting from receivable contribution	(2,154)

Change in the Capital Group	(13,673)
Other	(32,348)
Change in receivables within cash flow statement	(774,737)

	6 months ended 30 June 2004

Liabilities:	
Balance sheet change in short- and long-term liabilities	651,548
Change in short- and long-term loans and borrowings	569,298
Change in investment liabilities	(10,070)
Change resulting from issued securities	(1,245)
Change resulting from dividend	(278,011)
Change in the Capital Group	13,550
Distribution of profit for 2002 to Social Fund	(4,250)
Other	50,686
Change in short and long-term liabilities within cash flow statement	991,506

Stock:	6 months ended 30 June 2004
Balance sheet change in stock	(307,706)
Change in the Capital Group	(2,278)
Other	(5,007)
Change in balance of stock within cash flow statement	(314,991)

Accruals and prepayments:	6 months ended 30 June 2004
Balance sheet change in accruals and prepayments	95,168
Change in the Capital Group	(45)
Deferred costs - loan commission	(1,091)
Other	(543)
Change in accruals and prepayments within cash flow statement	93,489

Provisions:	6 months ended 30 June 2004
Balance sheet change in provisions	75,404
Change in the Capital Group	(46)
Adjustments of deferred tax concerning fixed assets valuation to fair value	(3,835)
Other	1,914
Change in provisions within cash flow statement	73,437

b) Other captions in consolidated cash flow statement

In a cash flow statement for the 6 month period 2004:

- As an item B.I.4 in investing activities is presented an amount of PLN 12,851 thousand. This amount includes:

Inflows from bonds convertible to shares	5,952
Inflows from investment funds shares	2,057
Other	4,842
Total	12,851

c) Changes introduced to the financial statements for the 6 months period ended 30 June 2004 according to National Accounting Standard no. 1 – "Cash flo\ assets and liabilities (denominated in foreign currencies) exchange rates used for approximation

Description of cash flow statement's captions	Financial data disclosed in financial statements for the HY 2003	Comparative financial data for the HY 2003 disclosed in financial statements for the HY 2004	Differences due to changes in Polish Accounting Standards	Differences due to National Accounting Standards	Differences total
I. Net (loss) profit	550,950	554,882	3,932	-	3,932
A.II.4. Foreign exchange gains/losses	50,386	47,136	(3,310)	60	(3,250)
A.II.6. Result on investment activity	(29,423)	(13,037)	-	16,386	16,386
A.II.7. Changes in reserves	23,516	24,772	1,256	-	1,256
A.II.9. Changes in receivables	(178,868)	(179,404)	(536)	-	(536)
A.II.8. Changes in short-term liabilities, except from loan and borrowings	(101,311)	(102,653)	(1,342)	-	(1,342)
A.II.12. Other adjustments	(82,184)	(98,570)	-	(16,386)	(16,386)
A.III. Cash flows from operating activities	431,419	431,479	-	60	60
B.I.4. Other investment inflows	19,384	2,935	-	(16,449)	(16,449)
B.II.1 Purchase of intangible and tangible fixed assets	(451,829)	(435,380)	-	16,449	16,449
D. Total net change in cash and cash equivalents	201,590	201,650	-	60	60

G. Cash and cash equivalents at the end of the period	379,780	379,840	-	60	60

Due to changes in the Accounting Act, the Group changed fixed exchange rates used for approximation of assets and liabilities denominated in foreign currencies. The ef in the comparative data.

According to the requirements imposed by above mentioned Standard, the Group changed the presentation of fixed assets impairment write downs, prepayments for fixed on valuation of cash in foreign currencies.

ADDITIONAL EXPLANATORY NOTES CONCERNING REPORTING BY BUSINESS AND GEOGRAPHICAL SEGMENTS

Note 45. Selected financial data by the Capital Group's segments of operations

Business segments

The operations of the Capital Group are divided into two main segments: Refining and Marketing Segment and Chemical Segment.

- The Refining and Marketing Segment comprises crude oil processing as well as wholesale and retail trade in refinery products industry, primarily fuels,
- The Chemical Segment encompasses production and sales of petrochemicals by PKN ORLEN, fertilisers as well as PVC by Anwil S.A. and share in result of joint ven

To other operations belong among others: transport, service and maintenance, building and auxiliary activity, conducted by the remaining companies of the Capital Group. Segment profits and assets were established before eliminations. Internal prices in inter-segment sales are similar to market prices.

Revenues, costs and financial result by business segments

Segment:	Refining and Marketing		Chemicals		Other operations		Eliminations		Tot
	for the 6 month period ended		for the 6 month period ended		for the 6 month period ended		for the 6 month period ended		for the 6 period e
	30 June 2004	30 June 2003	30 June 2004	30 June 2003	30 June 2004	30 June 2003	30 June 2004	30 June 2003	30 June 2004
Revenue									
External sales	16,466,450	13,376,393	1,830,751	1,612,947	333,517	254,006	-	-	18,630,718
Inter-segment sales	1,924,194	1,696,450	667,440	690,363	397,389	565,704	(2,989,023)	(2,952,517)	-
Settlement of hedge transaction	-	-	21,241	-	-	-	-	-	21,241
Total revenue	18,390,644	15,072,843	2,519,432	2,303,310	730,906	819,710	(2,989,023)	(2,952,517)	18,651,959
Total costs	(17,258,699)	**(14,331,544)**	(2,176,539)	(2,141,045)	(651,417)	(788,004)	2,988,969	2,953,184	(17,097,686)
Other operating income	76,868	58,014	10,754	124,746	11,219	16,593			98,841
Other operating costs	(180,983)	(94,632)	(10,177)	(14,099)	(28,979)	(28,055)			(220,139)
Result									
Segment result	1,027,830	704,681	343,470	272,912	61,729	20,244	(54)	667	1,432,975
Unallocated corporate income									2,057
Unallocated corporate expenses									(249,834)
Profit from operations									1,185,198
Financial income									150,389
Financial costs									(91,098)
Loss on disposal of all or part of stakes in subsidiaries									3,795
Gross profit									1,248,284

Extraordinary gains					17
					(19)

Extraordinary losses								
Write-off of goodwill from consolidation	(2,394)	(2,298)	-	-	(420)	(418)		(2,814)
Write-off of negative goodwill from consolidation	2,852	7,747	12,119	12,119	30	263		15,001
Profit before taxation								1,260,469
Income taxes								(247,455)
Other obligatory charges on profit								-
Share in profit of companies consolidated on equity basis	(64)	(189)	31,602	18,664	8,082	7,156		39,620
Profit of minority shareholders								(23,779)
Net profit								1,028,855

Other information by business segments

	Refining and Marketing	Chemicals	Other operations	Eliminations

	as at 30 June 2004	as at 31 December 2003	as at 30 June 2003	as at 30 June 2004	as at 31 December 2003	as at 30 June 2003	as at 30 June 2004	as at 31 December 2003	as at 30 June 2003	as at 30 June 2004	as at 31 December 2003	as at 30 June 2003
Segment assets	11,449,989	11,176,616	11,269,933	2,914,833	2,521,232	2,275,937	1,715,188	1,931,097	1,935,911	(204,035)	(100,547)	(138,393)
Shares and stakes in companies consolidated on equity basis	2,073	2,231	1,742	418,545	392,399	365,003	58,457	61,119	58,410	-	-	-
Goodwill	17,053	18,147	20,242	-	-	-	2,289	2,709	3,118	-	-	-
Unallocated corporate assets												
Total consolidated assets												
Segment liabilities	3,747,527	2,798,004	2,760,784	413,330	366,762	307,888	339,139	343,908	215,039	(203,525)	(100,088)	(126,650)
Negative goodwill	71,932	77,512	198,529	211,659	223,776	235,895	50	81	(157)			
Unallocated corporate liabilities												
Total consolidated liabilities												

The Group's assets as at 30 June 2004 and June 2003 (with the exception of cash deposited in Czech Republic in Komercni Bank A.S. in Prague amounting to PLN 186, located in Poland and Germany, where also the capital expenditures were incurred during the 6 month period ended 30 June 2004 and 30 June 2003.

	Refining and Marketing for the 6 month period ended		Chemicals for the 6 month period ended		Other operations for the 6 month period ended		1
	30 June 2004	30 June 2003	30 June 2004	30 June 2003	30 June 2004	30 June 2003	
Property, plant, equipment and intangible assets expenditure	260,613	335,320	312,319	130,149	29,496	62,620	
Property, plant, equipment and intangible assets expenditure unallocated to segments							
Total property, plant, equipment and intangible assets expenditure							
Segment depreciation	393,925	357,552	86,824	97,361	73,037	82,513	
Unallocated assets depreciation							
Total depreciation							
Non-cash expenses other than depreciation	**74,301**	**68,815**	**7,450**	**8,699**	**13,618**	**21,900**	

Geographical segments

The Group operates primarily in Poland and Germany. The table below presents the Group's sales by geographical markets for the 6 month period ended 30 June 2004 and 30 June 2003:

Sales revenue by geographical segments

	Refining and Marketing for the 6 month period ended		Chemicals for the 6 month period ended		Other operations for the 6 month period ended		fc
	30 June 2004	**30 June 2003**	**30 June 2004**	**30 June 2003**	**30 June 2004**	**30 June 2003**	**30 .**
Export	485,861	303,462	417,853	412,383	11,640	8,156	
Domestic sales	11,807,496	10,633,269	1,412,898	1,200,564	321,877	245,850	13
Sales in Germany	4,173,093	2,439,662	-	-	-	-	4
Settlements of hedge transactions	-	-	21,241	-	-	-	
Total external sales	**16,466,450**	**13,376,393**	**1,851,992**	**1,612,947**	**333,517**	**254,006**	**18**

ADDITIONAL EXPLANATORY NOTES

Note 46. Financial instruments

a. **Derivative transactions – swap transactions**

Derivative transactions in Capital Group were concluded by two entities: PKN ORLEN and Anwil S.A.

- in the Dominant Company

The purpose of risk management in the Company is to reduce the fluctuations of cash flows and financial result by taking advantage of derivatives to hedge the fluctuations.

According to „Market risk management policy of PKN ORLEN S.A" the main goal of the Company in the area of market risk management is reducing the fluctuations c losses caused by the occurrence of events which might have a negative impact on the Company's results or endanger the continuity of the Company's activities. M processes of identification, measurement, and description of ways for minimizing the risk, including aspects of the fluctuations of exchange rates, interests rates and prices

The main purpose of derivative transactions concluded in year 2003 was to stabilize financial results by minimizing the risk to which the Company is expected. They li denominated in EUR, generated by petrochemical segment. Revenues from the execution of contracts on sale of petrochemicals, although expressed in PLN, depend on th The Company uses currency-interest swap transactions to hedge its revenues exposed to the exchange rate risk.

Thanks to derivative transactions, whose characteristic of market changes is adversely correlated with changes in revenues from sale of petrochemical products, the Com June 2004 significantly reduced fluctuations of revenues from sale of above mentioned products expressed in PLN.

Application of derivatives requires introduction of hedge accounting in order to minimize an impact of instrument's fair value changes on the income statement. T accounting supporting system. Within the project all the instruments, which might be used as hedge instruments and all the hedged positions will be defined.

According to „Market risk management policy of PKN ORLEN S.A." the Company does not conclude speculative transactions. All concluded transactions are reflected i risk arising directly from relevant real transactions.

Presentation of hedging transactions:

Description	Financial assets –hedging transactions - derivatives	Financial liabilities –hedging transactions – derivatives
Fair value as at 31 December 2003	53,028	
Increase	21,287	-

- acquire, setting up, incurring	-	-
- valuation	-	-
- actualisation of value	21,287	-
- reclassification	-	-
Decrease	-	-
- disposal, release, payment	-	-
- valuation	-	-
- actualisation of value	-	-
- reclassification	-	-
Fair value as at 30 June 2004	**74,315**	-

Derivative transactions – continued

- in the Dominant Company

Company	Type of transaction	Opening transaction date	Period of transaction	Amount bought forward (in thousand PLN)	Interest rate for the amount bought forward**
PKN ORLEN	Currency-interest swap depreciated using the straight-line method*	08.10.2003	20.10.2003-29.09.2006	224,136.0	2.4%
PKN ORLEN	Currency-interest swap depreciated using the straight-line method*	10.10.2003	20.10.2003-29.09.2006	224,284.5	2.4%
PKN ORLEN	Currency-interest swap depreciated using the straight-line method*	15.10.2003	20.10.2003-29.09.2006	225,720.0	2.4%
PKN ORLEN	Currency swap depreciated using the straight-line method*	17.12.2003	18.12.2003-30.11.2006	814,968.0	0.0%

* Interest rate and exchange rate presented in approximation to one space after point.

** Interest rates and exchange rates rounded to one decimal

Date of payments of the amount bought forward	Date of payments of the amount sold forward	Amount received by the PKN ORLEN S.A. in the 6 month period ended 30 June 2004 (in thousand PLN)	Amount paid by the PKN ORLEN S.A. in the 6 month period ended 30 June 2004 (in thousand PLN)	Total net fair value as at 30 June 2004 (in thousand PLN)	Fair value as a 30 June 2003 (in thousand PL
Last working day of the month	-	21,450	209	74,315	-

Derivative transactions – continued

– in the subsidiary

Subsidiary Anwil S.A. entered into foreign exchange and interest rate swap in order to hedge the foreign exchange risk arising from foreign currency loan incurred. Data cc
30 June 2004 and 31 December 2003 are presented in the table below:

Company	Bank	Type of transaction	Opening transaction date	Closing transaction date	Amount bought forward	Amount sold forward	Interest rat amount b forwa
Anwil S.A.	Bank Millennium S.A.	Currency – interest swap	3 January 2003	8 April 2004	11,864,289 EUR	48,509,517 PLN	6M EURIBC

Date of payments of interests on the amount bought forward	Date of payments of interests on the amount sold forward	Amount received by Anwil S.A. in the 6 month period ended 30 June 2004 (in PLN thousand)	Amount paid by Anwil S.A. Group in the 6 month period ended 30 June 2004 (in PLN thousand)	Fair value as at 30 June 2004 (in PLN thousand)	Fair value as at 3 December 2003 (in PLN thousand
every 6 months from 8 October 2003 to 8 April 2004	every 6 months from 8 October 2003 to 8 April 2004	208.2	429.7	-	2,703

According to accepted rules of cash flows hedging the hedge accounting was applied to the above mentioned transaction concluded by Anwil S.A.

b. Changes of particular categories of financial assets

Changes of particular categories of financial assets (except for cash and cash equivalents) and financial liabilities of the Group in the 6 month periods ended 30 June 2004 a

Balance sheet value, net	Financial assets held for trading	Financial assets held to maturity	Financial assets available for sale	Loans granted and own receivables
1 January 2003	23,753	42,186	501,608	105,254
- increases	34,794	203,888	2,080	24,686
- decreases	(13,409)	(224,855)	(2,512)	(12,076)
30 June 2003	45,138	21,219	501,176	117,864
Balance sheet items				
Long term investments	-	-	501,176	114,753
Short term receivables	-	-	-	2,682
Short term investments	45,138	21,219	-	429
Short term liabilities	-	-	-	-
Total	45,138	21,219	501,176	117,864

Value of long term financial assets available for sale valued at adjusted purchase price as at 30 June 2003 amounted to PLN 500,850 thousand and included mainly shares

The Group presents derivatives of positive fair value as financial assets held for trading, whereas derivatives of negative fair value as financial liabilities held for trading.

Balance sheet value, net	Financial assets held for trading	Financial assets held to maturity	Financial assets available for sale	Loans granted and own receivables
1 January 2004	141.544	15.190	511.046	21.799
- increases	1.378.208*	62.579	124.710	1.778
- decreases	(1.224.537)*	(65.626)	(29.378)	(2.088)
30 June 2004	295.215	12.143	606.378	21.489
Balance sheet items				
Long term investments	-	2.928	523.712	20.868
Short term receivables	;	-	-	-
Short term investments	295.215	9.215	82.666	621
Short term liabilities	-	-	-	-
Total	295.215	12.143	606.378	21.489

* in the cash flow statement the cash flows were presented in net amounts according to IAS 7.

Value of long term financial assets available for sale valued at adjusted purchase price as at 30 June 2004 amounted to PLN 523,163 thousand and included mainly shares a

Value of short term financial assets available for sale valued at fair value as at 30 June 2004 includes among others hedged embedded derivatives of the Dominant Compan

Fair value of financial assets held for trading as at 30 June 2004 included among others embedded derivatives with total value of PLN 6,764 thousand and units investment thousand.

c. **Interest from debt securities, loans granted and own receivables**

For 6 months ended 30 June 2003	realised	Unrealised with maturity				**interest total**
		till 3 months	3-12 months	above 12 months	total	
Interest from financial assets held for trading	-	-	-	-	-	-
Interest from financial assets held to maturity	432	6	-	-	6	**438**
Interest from financial assets available for sale	-	-	-	-	-	-
Interest from loans granted and own receivables	5,351	-	2,682	-	2,682	**8,033**
Total	**5,783**	**6**	**2,682**	**-**	**2,688**	**8,471**

For 6 months ended 30 June 2004	realised	Unrealised with maturity				**interest total**
		to 3 months	3-12 months	above 12 months	total	
Interest from financial assets held for trading	-	-	-	-	-	-
Interest from financial assets held to maturity	357	22	-	-	22	**379**
Interest from financial assets available for sale	-	-	-	-	-	-
Interest from loans granted and own receivables	70	7	-	-	7	**77**

Total	**427**	**29**	**-**	**-**	**29**	**456**

d. Interests from financial liabilities

For 6 months ended 30 June 2003	realised	Unrealised with maturity				**interest total**
		to 3 months	3-12 months	above 12 months	total	
Interest from financial liabilities held for trading	-	-	-	-	-	-
Interest from other short term financial liabilities	60,301	4,754	523	-	5,227	**65,578**
Interest from long term financial liabilities	13,501	2,094	-	-	2,094	**15,595**
Total	**73,802**	**6,848**	**523**	-	**7,371**	**81,173**

For 6 months ended 30 June 2004	realised	Unrealised with maturity				**interest total**
		to 3 months	3-12 months	above 12 months	total	
Interest from financial liabilities held for trading	33	-	-	-	-	**33**
Interest from other short term financial liabilities	23,987	874	181	-	1,055	**25,042**
Interest from long term financial liabilities	23,275	3,284	-	-	3,284	**26,559**
Total	**47,295**	**4,158**	**181**	-	**4,339**	**51,634**

e. Information on interest rate risk

- The Capital Group's liabilities are held until the date of maturity.
- Effective interest rate for financial liabilities is similar to nominal interest rate (the Capital Group is not charged with bank commissions for most of loans and loan ma

The Group takes advantage of financing by loans. Fluctuations in interest rates affect the amount of financial costs incurred by the Group. An increase in interest rates financial costs incurred by the Group, specially costs of loans comparable to the amount of actually used loans.

f. Information on credit rate risk

- Although the biggest credit involvement of the Dominant Company within one bank amounts to 12.04%, according to the Management Board, there is no significa bank.
- Banks secure their interests with corresponding records in the loan agreements. In case of significant deterioration of financial situation of the debtor, banks are entitle loans.

g. Put/call option of shares/stakes

The Company owns the following put option for shares/stakes:

- **Put option of AW S.A. Holland II BV ("AWSA") shares**

The Dominant Company has a put option of shares of AWSA Holland II B.V. at each demand of PKN ORLEN up to 31 December 2006 and a put option which can be e of withdrawal of Kulczyk Holding S.A. from the investment. Management of the Dominant Company believes that both options are fully exercisable.

Additionally PKN ORLEN S.A. provided Kulczyk Holding S.A. with a call option on AWSA Holland II B.V. realisable on each demand between 1 January 2005 and 31 D

Shares in AWSA are not traded on an active market and their fair value being base for the option valuation cannot be reliably measured in the view of the Management option have not been valued.

Note 47. Contingent liabilities and risks

a) Guarantees and other contingent liabilities

Type of liability as at 30 June 2004

Guarantees granted, including:	257,170
- to subsidiaries	544
- to associates	-
- to joint ventures	170,333*
- to other entities	86,293
Other contingent liabilities, including:	514,365
- pledge on shares	453,699*
- collateral for rent agreement	29,962**
- outstanding liabilities cession for bank	15,544
- voluntary submission to infusement	11,006
- claim of individuals	900
- bill for collateral on carrier licence	220
- other	3,034
Total	**771,535**
	=====

* guarantee and collateral for BASELL ORLEN POLYOLEFINS Sp. z o.o. – joint venture accounted for under equity method

** liabilities concerning hedging agreement for three rent contracts with „Locum" Sp. z o.o. in Szczucin

b) Tax allowance

According to the Decree of Ministry of Finance on Investment Expenditures and article 18a of the Corporate Income Tax Act (binding until 31 December 1999) and article Tax Act from 20 November 1999 (binding since 1 January 2000), according to which the taxpayer is entitled to decrease the taxable income by investment expenditures a it by half of the amount of investment expenditures reducing the tax basis in the previous year (called "tax bonus"). For the 1998-2003 financial years the Companies investment incentives in the following amounts (deductions from taxable income):

	Tax allowance	Tax bonus

PKN Group		
Year 1998	307,514	175,363
Year 1999	280,045	136,575
Year 2000	206,963	127,986
Year 2001	98,927	43,750
Year 2002	14,234	49,222
Year 2003	-	6,923
	-------	------
Total	907,683	539,819
	=======	======

These allowances and bonuses are conditional. The Corporate Income Tax regulations provide for the loss of entitlement to investment allowances within 3 years from tl allowance was exercised, if any of the following circumstances arise:

1) the taxpayer has outstanding tax liabilities exceeding 3% of particular taxes due for specific tax years, in relation to taxes constituting the state budget's income case of VAT, any outstanding payments may not exceed 3% of VAT due;

2) the taxpayers transfer, in any form, the ownership of items that were subject to income deductions or lowering of tax; this does not concern the transfer of ownei entity's legal form or the merger or division of companies, performed on the basis of the Commercial Code's regulations;

3) the legal basis for the treatment of fixed assets used under lease, tenancy agreements or other similar agreements as a component of the taxpayer's property ceases t

4) the taxpayer is put into liquidation or is declared bankrupt;

5) the taxpayer is reimbursed for investment expenses in any form.

Tax authorities may also deny a claim to tax allowances if the taxpayer had been charged with outstanding tax liabilities at the moment in which the tax incentives deductic

According to the Act on the amendment of the Corporate Income Tax Act dated 20 November 1998 (Journal of Law no 144, position 931), when evaluating loss of rights of article 18a of the Act on Corporate Income Tax (being in force till 31 December 1999) and article 3.1 of the Act on the amendment of the Corporate Income Tax fron

since 1 January 2000), which was mentioned in point 1 above, it is stipulated that taxpayers do not lose such right to investment allowance if they adjust their tax returns with penalty interest due within 14 days since receiving the decision of suitable authority.

c) Excise tax – contingent liability of Rafineria Trzebinia S.A.

As of the date of publication of these financial statements the subsidiary Rafineria Trzebinia S.A. had no overdue budget liabilities related to the excise tax or VAT. cancelled by the decision of the Head of Tax Office of Malopolska region dated 30 April 2004. Liabilities related to the excise tax resulting from the decision of the Heac on 19 April 2004. The restructuring process of remaining tax liabilities of Rafineria Trzebinia for years 1999-2001 was completed by the decision of the Head of Tax 2004.

d) Power transfer fee – settlements with Zaklad Energetyczny Plock S.A.

According to the paragraph 36 of the Decree of Ministry of Economy dated 14 December 2000 relating to detailed methods of determination and computation of tariffs (Journal of Law No. 1 dated 15 January 2001), the power transfer fee calculation method has been changed. According to the paragraph 37 of the Decree a different me has been allowed. Following the decision of Chairman of Electricity Regulation Office the electricity sale agreement between Zaklad Energetyczny Plock S.A. and PKN did not determine contentious issues concerning transfer fee for the period from 5 July 2001 to 30 June 2002, as it was regarded as civil case to be settled by an appropri S.A. called on PKN ORLEN to compromise agreement, as well as District Court in Warsaw called PKN ORLEN as co-defendant in court case Polskie Sieci Energetyczn S.A. The Company's Management made estimate of the claim and set up provision in amount of PLN 9,781thousand.

e) Anti-trust proceedings

In 2003 the Company was subject to two anti-trust proceedings.

In proceeding Office for Protection of Competition and Consumer ("OPCC") issued a decision setting cash penalty. These proceedings concern:

Methods of setting prices for antifreeze liquid to radiators „Petrygo" and prices for monoethylene glycols – the Company appealed to Anti-Trust Court against the negative PLN 40 million. On 13 August 2001 the Anti-Trust Court annulled fully the decision of OPCC, which blame PKN ORLEN of applying monopolistic practice, annulling a due to this fact the provision was fully released. OPCC applied on 4 October 2001 to the Supreme Court to annul the verdict. On 10 July 2003 the Supreme Court annulle dated 13 August 2001 due to administrative deficiencies. The case was again considered by the District Court in Warsaw, OPCC (formerly Anti-Trust Court), which on 2 president of OPCC. These financial statements do not include provisions relating to the above proceeding as in the opinion of the Company's Management charging t probable (as our anti-trust expert forecasts, an effective appeal from that verdict by OPCC is not very possible).

In 2003 final decision was made concerning mentioned below proceeding. The proceeding concerned:

Prices of fuels – the Company appealed to Anti-Trust Court against the negative decision of OPCC setting a penalty of PLN 5 million. Anti-Trust Court repealec monopolistic practice of PKN ORLEN and therefore the cash penalty was repealed. In 2000 provision of PLN 5 million, set in year 1999, was released. On 21 February Court to annul the positive verdict for the Company. On 16 May 2003 Supreme Court overruled cessation of OPCC. Decision of Supreme Court is final and cannot be appe

f) Employees compensation plan

-

On 23 December 2002 an agreement between the Company and trade unions operating within the Company was signed. The goal of this agreement was regulating tl introducing restructuring actions in PKN ORLEN. The Company guarantees employment for employees until the final stage of restructuring process (the period was not cl settled by the Company, dismissed employees will be paid compensation according to the following rules:

- equivalent of 7 month employee's salary if employment contract is terminated until 31 December 2003;
- equivalent of 4 months employee's salary if employment contract is terminated in the period between 31 December 2003 and 31 December 2005;
- equivalent of 3 months employee's salary if employment contract is terminated after 31 December 2005.

These amounts do not comprise compensation regulated by article 8 of act dated 28 December 1989 on detailed principles of dissolving employment contracts for reasons (

g) Claims and court litigations

In accordance with the Agreement signed on 20 December 2002, Tankpol Sp z o.o. ("Tankpol") transferred to PKN ORLEN due to cession, 40% of shares held in ORLE in exchange for receivables from Tankpol Sp. z o.o. Final settlement of this transaction should be made after valuation of shares in ORLEN PetroTank Sp. z o.o. On 30 against PKN ORLEN as compensation for PLN 69,898 thousand or return of the ceded shares. On 26 January 2004 Tankpol Sp. z o.o. changed its suit and currently thousand or return of the ceded shares. Together with the claim, Tankpol Sp. z o.o. presented a new valuation of ORLEN PetroTank Sp. z o.o. amounting to PLN 23: Tankpol Sp. z o.o. approached Company with a compromise offer, stating, that the claim will be revoked if PKN ORLEN pays PLN 32,745 thousand. On 18 February 2(suspended the legal proceeding for the period of three months, in order to allow parties to reach a compromise. On the following hearing on 7 September 2004 both sid suspend legal proceeding for the period of three months. The court accepted the proposal.

In the Company's Management view, based on the independent legal opinion obtained, the final outcome of the above claim should not have a material impact on the pre liabilities and receivables and liabilities.

h) Polish regulations on taxation

Poland currently has a number of regulations related to value added tax, excise tax, corporate income tax and payroll (social) taxes. Regulations regarding these taxes ε ambiguity and inconsistency. Often, different opinions regarding legal interpretations exist both among governmental organizations, as well between tax authorities and conflicts. Tax settlements, together with other legal compliance areas (for example: customs or currency control matters) are subject to review and investigation by reinforced by law to impose severe fines, penalties and interest charges. These facts cause that tax risk in Poland is substantially higher than typical, for countries with bette

There are no formal procedures in Poland to establish the ultimate level of tax charge. Tax settlements may be subject to tax control during the subsequent 5 years, frc payments took place. There is a risk that the tax authorities may have a different opinion from presented by the Company as to the interpretation of the law, what mi Company's tax liabilities.

i) Fixed assets located on the land with unsettled legal status

Net book value of fixed assets on land with unsettled legal status as at 30 June 2004 amounts to PLN 20,933 thousand. Those assets are located mainly on fuel static
abandon or return the property might have a negative impact on the Capital Group's activity or financial situation

j) Bonus termination for Members of the Management Board

Under the employment agreement Members of the Management Board PKN ORLEN are entitled to bonus termination in case of agreement's termination.

k) Sales of stake in NOM Sp. z o.o.

On 20 May 2003, the Management Board of the Company submitted a declaration on the acceptance of the offering resulting from the option to sell all PKN's shares of N
("NOM") to Polskie Sieci Energetyczne S.A. ("PSE"). The "put" price equals to PLN 111,5 million and is calculated as a sum of a par value of the shares sold and a cumu
according to the Agreement dated 8 June 2000 regulating the cooperation between the NOM shareholders.

On 20 October 2003, PSE filed a suit to the Court of Arbitration of the Polish Chamber of Commerce in Warsaw, regarding the determination of the validity of the shares s

According to the opinion of the Management Board of the Company, based additionally on independent legal analyses, the Company executed its put option and sold NC
Company recognised on the transaction profit amounting to PLN 27,5 million (difference between purchase price of the stakes and the sales price resulting from the put op
view the receivable of PLN 111,5 million will be realised in full amount.

On first hearing in the Court of Arbitration, which took place on 23 September 2004, the parties presented their positions. The Court also decided, that witnesses will
evidence proposals put forward by the plaintiff as well as by the party taking action. Another hearing has been set on 7 October 2004.

l) Pledge on Basell ORLEN Polyolefin shares

Pursuant to the registered share pledge agreement dated 19 December 2003, PKN ORLEN established for the benefit of Kredyt Bank S.A. with seat in Warsaw (acting a
Agent") a registered pledge, and as the temporary security until the date of entering the registered pledge into pledge register an ordinary pledge (i.e., a pledge under Arti
respect of all the shares held by PKN ORLEN in the share capital of the BOP, that is 907,398 shares with a nominal value of PLN 500 each, which shares represent 5
Venture Company, and entitle the shareholder to exercise 50% of the votes at the Shareholders Meeting of the Joint-Venture Company. The condition for the effective esta
the entry of such pledge into the pledge register held by the applicable court. Upon registration of the registered pledge the ordinary pledge shall expiry.

The pledge established pursuant to the share pledge agreement dated 19 December 2003, provides a security for repayment of present and future pecuniary claims
Intercreditor Agreement up to the maximum amount of 750,000,000 EUR.

On 23 January 2004 the entry to the pledge register in respect of all the shares of the BOP held by the Company was made.

m) Other risks

On 30 June 2004, as it was presented in Note 21d and 21e of additional information and explanations, the Company disclosed in the balance sheet the environmental pro\ based on independent experts' analyses taking into account present legal rules and practices relating to contaminated land reclamation. Potential future changes to the legal environmental protection may influence the level of the provision in future periods.

Note 48. Amounts due to the State or local government budgets as a result of obtaining the right of ownership to buildings

As at 30 June 2004 there were no significant amounts due to the State or local government budgets as a result of obtaining the right of ownership to buildings.

Note 49. Discontinued operations

During year 2004 the Companies did not discontinue any core activity and do not plan to discontinue any significant activities in the following 12 months.

Note 50. Information on cost of construction in progress, fixed assets and development for own needs

Cost of construction in progress and fixed assets constructed by the Company itself during the 6 month period ended 30 June 2004 amounted to PLN 2,180 thousand.

Note 51. Capital expenditures planned and incurred after 30 June 2004

Capital expenditures planned by the Capital Group for the 12 months from the balance sheet date amount to PLN 2,041,065 thousand including capital expenditures amounting to PLN 447,995 thousand. Capital expenditures incurred from January 2004 until the end of July 2004 amounted to PLN 750,837 thousand, including expen amounting to PLN 110,598 thousand.

Note 52. Information concerning significant transactions with related parties

a) Transactions with members of the Management and Supervisory Board of the Company, their spouses, siblings, descendants and other relatives

Transactions with members of the Management and Supervisory Board of the Company, their spouses, siblings, descendants and other relatives did not occur in the reporti

b) Information about advances, loans, borrowings and guarantees granted to the Management and Supervisory Board members and other information concer Board members

As at 30 June 2004 the Group companies did not grant any advances, loans, borrowings, guarantees and any other agreements, which result in any operation in favour of

the Management and Supervisory Board members and their relatives.

During the 6 month period 30 June 2004 members of the Management Board and Supervisory Board, their spouses, siblings, descendants and other relatives did not ma with the Company.

c) Transactions of the Dominant Company with related entities in the period between 1 January 2004 and 30 June 2004 and settlements as at 30 June 2004

PKN ORLEN Capital Group

	Consolidated subsidiaries 1)	Consolidated associates 2)	Unconsolidated subsidiaries 1)	Unconsolidated associates 2)	Consolidated Joint Ventures 3)
Sales	1,927,053	8,611	1,599	20,400	356,423
Purchases	239,628	34,120	31,142	623	3,658
Interest receivable	13,726	12,381	33	-	-
Interest payable	334	437	-	-	-
Gross short-term receivables	467,572	1,248	1,657	4,561	77,274
Short-term payables	78,256	16,994	7,253	199	663
Gross long-term receivables	35,593	-	391	-	-
Long-term payables	-	-	-	-	-

1) The Dominant Company uses its vote rights (above 50% of votes) to appoint members of the Supervisory Board and in some cases also members of the Management Board

2) The Dominant Company has significant influence through representatives of supervisory bodies

3) The Dominant Company has joint control based on company's contract

Information about share in common stock and number of votes at the meetings of shareholders in subsidiaries and associates is presented in Note 5E.

Nota 53. Unconsolidated joint ventures

During the 6 month period ended 2004 the Company did not participate in join ventures, except for a joint venture - Basell Orlen Polyolefins Sp. z o.o. accounted for under

Nota 54. Information on significant shares and stakes

a) Polkomtel S.A.

As at 30 June 2004 the Company owned 4,019,780 shares of Polkomtel S.A. what accounts for 19.61% share in Polkomtel share capital. Total purchase price amounted to

Polkomtel S.A. activities include:

- designing, installation, exploitation and managing of GSM system on Polish territory in accordance with conditions of license given to the company,
- services connected with GSM cellular telecommunication on Polish territory,
- sales of products and services related to GSM system.

Shares are presented in the balance sheet at purchase price, as they are not quoted on active market and their fair value cannot be reliably measured.

In 2001 PKN ORLEN granted the loan to Polkomtel for financing UMTS expenses amounting to PLN 98,050 thousand. On 17 December 2003 Polkomtel S.A. made e ORLEN. The value of returned loan amounted to PLN 98,050 thousand and PLN 2,133 thousand of interest.

In 2004 the Company recognized revenues from dividends from Polkomtel received in the amount of PLN 68 million.

b) AW S.A. II Holland B.V.

As at 30 June 2004 the Company had 9.22% stake in AWSA Holland II B.V. share capital at total purchase price of PLN 61,400 thousand.

The company's activities include: bearing of shares and managing limited liability company incorporated under Dutch law, granting collaterals for liabilities of third partie subject. The company is the dominant company of Autostrada Wielkopolska S.A.

Shares are not listed on active market, and their fair value cannot be reliably measured. Consequently, shares are presented in balance sheet at purchase price. The Comp shares, presented in Note 46g.

Nota 55. Information on average employment

Average employment for the specific categories in the Company as well as in consolidated subsidiaries during the 6 month period ended 30 June 2004 and 30 June 2003 w:

Number of employees	the 6 month period ended 30 June 2004	the 6 month period ended 30 June 2003
Blue collar workers	7,638	9,569
White collar workers	6,983	7,716
	-----	-----
	14,621	17,285
	=====	=====

Nota 56. Remuneration of the Dominant Company's Management and Supervisory Boards, including remuneration from distribution of profits, paid out in t and 30 June 2004

Remuneration of the Dominant Company's Management includes contract remuneration, bonuses, annual bonus and cash equivalents for the unused vacations set by th contracts. Additionally, the Dominant Company pays life insurance for the members of the Management Board.

Remuneration	6 months ended 30 June 2004	6 months ended 30 June 2003
Management Board of the Dominant Company*	11,375	5,477
Supervisory Board of the Dominant Company	435	421
	-------	----
	11,810	5,898
	====	====

Remuneration in subsidiaries	6 months ended 30 June 2004	6 months ended 30 June 2003
Management Board of the Dominant Company	216	168

Supervisory Board of the Dominant Company	-	-
	----	----
	216	168
	====	====

Remuneration in associates	6 months ended 30 June 2004	6 months ended 30 June 2003
Management Board of the Dominant Company	21	20
Supervisory Board of the Dominant Company	-	-
	----	----
	21	20
	====	====

*including remuneration of former Members of the Management Board

Note 57. Significant events from previous years included in the financial statements for the 6 month period ended 30 June 2004

No significant events concerning previous years were included in the financial statements for the 6 month period ended 30 June 2004.

Note 58. Events occurring after the balance sheet date

1. On 28 July 2004 Zbigniew Wrobel resigned from the position of the President of Management Board. The resignation took effect as the new President of Mana Supervisory Board. On 28 July 2004 the Supervisory Board appointed Jacek Walczykowski to the position of the President of Management Board of PKN ORLEN. In resigned from the position of Vice-President and member of Supervisory Board, as well as from the position of Vice-President and Member of Management Board of I

2. Management Board of PKN Orlen informed on 5 August 2004 that Andrzej Wieczorkiewicz resigned from the post of member of Supervisory Board of PKN ORLEN.

3. On 5 August 2004 PKN ORLEN S.A. informed that Extraordinary Meeting of Shareholders of dismissed from the Supervisory Board: Jan Waga, Ryszard Lawni Zielinski, and appointed to the Supervisory Board: Jacek Bartkiewicz, Raimondo Egginka, Maciej Gierej, Krzysztofa Lis, Malgorzata Okonska-Zaremba, Piotr Osie Zyndul.

4. On 16 August 2004 the Supervisory Board of PKN ORLEN took a resolution to dismiss Jacek Walczykowski from the position of the President of the Manageme Director. The resolution was taken unanimously.

   On 16 August 2004 the Supervisory Board of PKN ORLEN took an unanimously resolution to entrust Janusz Wisniewski, Vice-President of the Management Board o of the President of the Management Board of PKN ORLEN until appointment of a new President of the Management Board of PKN ORLEN within the confines of Board.

5. The Management Board of PKN ORLEN informed that on 6 September 2004 Deutschland AG signed a wholesale agreement with Shell Deutschland Oil GmbH fo thousand m3 of gasoline and diesel oil during 2004 with an estimated value of approximately EUR 360m. The above mentioned wholesale agreement is the formal c have been executed during 2004 and is a "significant agreement" under Decree of the Council of Ministers of 16 October 2001 on type, form and scope of current an by issuers of securities, as the value of the agreement exceeds 10% of shareholders' equity of PKN ORLEN. PKN ORLEN owns 100% of shares in ORLEN Deutchlar

6. On 21 September 2004 the Supervisory Board of PKN ORLEN unanimously decided to appoint Igor Chalupec to the position of President of the Management Boar The appointment was made according to procedures earlier agreed by the Supervisory Board. Before the appointment decision was made, the Supervisory Board had candidates who had qualified for inclusion on the short list.

Note 59. Information about relationship between legal predecessor and the Company as well as about the method of overtaking of assets and liabilities

On 29 June 1993 the Minister for Privatisation representing the State Treasury transformed the State-owned enterprise Mazowieckie Zaklady Rafineryjne i Petrochemiczne State-owned joint stock company. The Company's share capital was covered by the enterprise fund and initial fund of state-owned enterprise. Share capital of the amounted to PLN 420 million. The remaining part of the funds was reflected as the Company's reserve capital. All shares of the Company were taken by State Treasury. enterprise were transformed to the specific funds of the Company, though their initial purpose was retained.

Note 60. Hyperinflationary accounting and reporting

The cumulative yearly average inflation rate for the last 3 years for every period covered by the consolidated financial statements did not exceed 100%, therefore financia not required.

Note 61. Unusual events significantly influencing items in financial statements

During the 6 month period ended 30 June 2004 there was no unusual events significantly influencing items in the presented financial statements.

Note 62. Differences between data disclosed in the consolidated financial statements and previously prepared and published consolidated financial statements

Existing differences relate to cash flow statement presentation for the year 2003 according to National Accounting Standard No. 1 and were presented in explanatory no 44c.

a) Changes introduced to the financial statements in comparison to quarterly financial statements for 2Q 2004

	Net profit	Equity
Financial data disclosed in 2Q 2004 financial statements	1,098,570	9,964,159
1. Net result adjustment of the Dominant Company	(49,505)	(49,505)
- provision for fixed assets and cost of liquidation of fixed assets	(61,118)	(61,118)
- deferred tax	11,613	11,613
2. Net result adjustment of the Group companies	(20,210)	(20,210)
- provision for land reclamation	(26,880)	(26,880)
- provision for investment	(8,722)	(8,722)
- deferred tax	6,764	6,764
- other adjustments	8,628	8,628
Financial data disclosed in the financial statements for first half of 2004	1,028,855	9,894,444

The above adjustments did not impact the cash flow from operating activities.

b) Changes introduced to the financial statements in comparison to quarterly financial statements for 2Q 2004 - presentation

In comparison to the 2Q 2004 the Company changed presentation of income on settlements of hedge. The amount of income from settlements of hedge adjusts revenue l previously presented in other financial income.

Note 63. Liabilities secured on the consolidated entities assets

As at 30 June 2004 the Capital Group possessed the following liabilities secured on the assets:

Type of collateral as of 30 June 2004	Liabilities secured on assets	Amount of collateral
Mortgage	141,173	264,213
Collaterals on other fixed assets	55,604	49,662
Pledge on goods	7,641	54,185
Cession of receivables	168,034	194,074
Other	201,296	128,769
	-------	-------
Total	573,748	690,903
	=======	=======

As at 30 June .2004 there is a pledge secured on stake in BOP amounting to net value 453,699.

Note 64. Other additional information

a) Due to the public information in relation to the Company's purchase transactions, the Supervisory Board has taken actions including requests to audit firms to perform aimed at verifying the above information, including an analysis of the specified procurement transactions. The reports on these procedures has been presented to the Su Simultaneously, the Management Board filed notifications to the Public Prosecutor's Office regarding a suspicion of a commitment of crimes connected with:

- disclosure of confidential information, included in auditors' reports,
- violation of the Company's purchase procedures.

The final outcome of the above notifications is not known as at the date of the preparation of these financial statements. However, in the Management's opinion, there are above mentioned matters may materially impact the true and fair presentation of the accompanying consolidated financial statements and condensed financial statemen 2004.

b) Due to ongoing restructuring process of southern Group companies, i.e. Rafineria Nafty Jedlicze S.A., Rafineria Trzebinia S.A. and ORLEN Oil, Sp. z o.o. a speci concept of final operational profile for these companies, together with developing the most effective method of taking full advantage of its assets.

The final concept should be prepared until 4Q 2004. As of the date of preparation of the above consolidated financial statements, no results of the potential restructuring impact on the presented financial data of the Group as of 30 June 2004 are known to the Management Board.

c) On 23 April 2004 PKN ORLEN submitted an offer for the acquisition of 62.99% of UNIPETROL a.s. ("Unipetrol") share capital, and purchase of receivables of state a ("CKA") from certain entities directly or indirectly owned by UNIPETROL, as well as for purchase of 9.76% of Spolana a.s. share capital currently held by CKA.

On 29 April 2004 PKN ORLEN received a letter from WestLB - a financial advisor to Czech National Property Found ("NPF") and CKA, which stated that the Czech G the successful bidder in the auction for the 62.99% stake in Czech downstream oil and petrochemicals group Unipetrol offered by NPF in public bid. Therefore PKN receivables toward some of the Unipetrol Group companies and a 9.76% stake in Unipetrol's producing subsidiary, Spolana a.s. ("Spolana"), held by CKA.

On 4 June 2004 PKN ORLEN entered into an agreement with NPF to acquire, subject to appropriate regulatory approvals, 114,224,038 bearer shares of Unipetrol, each ha representing approximately 62.99% of all issued and outstanding shares of Unipetrol. PKN ORLEN has also reached agreements with CKA to acquire 745,000 bearer shar value of CZK 655 which represents 9.76% of the share capital of Spolana, a Unipetrol's producing subsidiary, and (ii) receivables towards some of the companies of t resolution of the Government of Czech Republic No. 415, dated on 28 April 2004, the Czech Government authorized sales of Unipetrol and Spolana shares and receivables

PKN ORLEN agreed to pay approximately CZK 11.3 billion for the 62.99% stake in Unipetrol, CZK 1.0 million for CKA's 9.76% stake in Spolana and approx. CZK 1.7 total nominal value of approximately CZK 3.1 billion and EUR 9.5 million, and USD 4.9 million, as of 1 April 2004.

The agreement foresees a price adjustment mechanism for the shares in Unipetrol to address any unexpected change of value in Unipetrol until closing of this transaction. difference in adjusted net book value of Unipetrol as of the end of 2003 and at the end of the month in which PKN ORLEN acquires 62.99% stake in Unipetrol. The pri limited to 5% and 15% upward adjustment and 5% and 25% downward adjustment. The purchase price will be settled through the Escrow Account. 10% of the purchase p Account after execution of the Unipetrol Agreement and remaining 90% of the purchase price shall be deposited on the Escrow Account after all conditions precedent pro and Framework Agreements are fulfilled.

Pursuant to the Unipetrol Agreement, PKN ORLEN may be obliged to contractual penalties amounting to CZK 5 million or to 10% of the purchase price for a breach of the agreement. The obligation of PKN ORLEN to pay the contractual penalties does not exclude the right of NPF for damages.

The agreement was executed under several conditions precedent, among which the substantial conditions are:

- the antimonopoly consent shall have been obtained,
- the Czech Securities Commission shall have been informed by PKN ORLEN about the execution of the agreement,
- the pre-emptive rights relating to the change of control of Unipetrol, by any and all of the IOC member (Eni International B.V., ConocoPhillips Central and Eas Overseas Investments B.V., as shareholders in Ceska rafinerska, a.s.) shall have been exercised or the time limit for the exercise of the pre-emptive rights shall l
- any and all conditions precedent set out in the Spolana Agreement and/or in the Framework Agreement shall have been satisfied or waived, and
- the decision of the European Commission that the transaction does not constitute public aid or that it is compatible with the common market have been obtained.

A large portion of the funds for the financing of this transaction is already provided in the form of the currently available credit limits. The reminder will be arranged for w payment schedules relating to the transaction. The completion of the transaction will not result in any violation of any covenants under the syndicated credit facility agreem

Following the acquisition of the NPF stake in Unipetrol and in accordance with Czech law, PKN ORLEN will launch a mandatory tender offer to acquire the interests o

and its listed subsidiaries (Spolana a.s. and Paramo a.s.).

On entering into the Unipetrol, Spolana and Framework Agreements, PKN ORLEN already had a general concept for Unipetrol Group restructuring. PKN ORLEN has a with ConocoPhillips Central and Eastern Europe Holdings B.V. ("ConocoPhillips"), one of the major oil and gas worldwide companies and Agrofert Holding, a.s., the : Czech Republic ("Agrofert"), following the successful acquisition of 62.99% stake in Unipetrol from NPF, to procure, as a majority shareholder in Unipetrol, the sale by I to ConocoPhillips and to Agrofert.

The agreements with Agrofert contemplate divestiture of the Unipetrol assets that are not viewed as being core to PKN ORLEN's business, and related to agricultural coı Pursuant to the agreements Agrofert will acquire the shares in, and the receivables towards, some of the Unipetrol subsidiaries. This should further reduce the indebtedı Unipetrol group. Cooperation with Agrofert enables PKN ORLEN to keep only the assets of Unipetrol it deems to be core. Following completion of these transactions, PK to discuss how to best split the assets of the companies in which they will end up being joint shareholders.

Pursuant to an agreement with ConocoPhillips, PKN ORLEN has agreed to sell to ConocoPhillips one third of petrol stations, belonging to some of Unipetrol's ConocoPhillips has agreed to provide operational advice and operational assistance to PKN ORLEN in stabilizing and continuing the operations of this Unipetrol subsidia the privatisation of Unipetrol.

The disposal of certain assets to ConocoPhillips and Agrofert will reduce the amount of funding required for this transaction.

The transactions contemplated with ConocoPhillips and Agrofert are expected to be closed by the end of 2005.

The transaction is expected to close by the end of the fourth quarter of 2004, once necessary Czech regulatory approvals have been granted.

e) On 30 April 2004 the Management Board made public the joint statement of MOL and PKN ORLEN on their talks advancement. On 20 November 2003, MOL and PK Understanding initiating exclusive negotiations to evaluate the potential merits of closer cooperation between the two companies. The Memorandum of Understandi exclusive consultation between MOL and PKN ORLEN in respect of the potential co-operation. The comprehensive analysis conducted jointly during the recent n companies the strong business logic and potential for cooperation. The parties have made substantial progress on the creation of an agreed, detailed cooperation framev required to reach a binding agreement and to secure approvals from all relevant governmental and corporate bodies. Cooperation between the parties, which has started Understanding, will be continued upon the progress made so far.

Note 65. Mandatory reserves of liquid fuels

Pursuant to the Act on State Reserves and Mandatory Fuel Reserves of 30 May 1996 (Journal of Law no 90. position 404 with further amendments) in 1998 the Company and maintain mandatory reserves of liquid fuels, which accounted for 2% of the previous year production or import. Starting from year 2002 the level of mandatory reserv defined by the Decree of Ministry of Economy dated 14 June 2002 (Journal of Law no 84. position 756) to reach as at the end of 2008 the level of 76 days of productio (moreover the Ministry of Economy is responsible for setting of economic fuel reserves: for liquid fuel in quantity equal to 14 fuel consumption days in current year) reserve of inventories in the Group amounted to PLN 1,256,976 thousand.

SIGNATURES OF THE MEMBERS OF THE MANAGEMENT BOARD

....

A. President

Vice-President

Janusz Wisniewski

....	....
Vice-President	**Member**
Slawomir Golonka	Krzysztof Kluzek
....	....
V-ce-President	**Vice-President**
Andrzej Macenowicz	Jacek Strzelecki

Plock, 27 September 2004

END

Regulatory Announcement

Go to market news section

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Interim Results_PAS(2a)
Released	10:57 30-Sep-04
Number	5203D

PKN ORLEN SA
SEC File
82-5036

RNS Number:5203D
Polski Koncern Naftowy Orlen S.A.
30 September 2004

Note 58. Events occurring after the balance sheet date

1. On 28 July 2004 Zbigniew Wrobel resigned from the position of the President of Management Board. The resignation took effect as the new President of Management Board was appointed by the Supervisory Board. On 28 July 2004 the Supervisory Board appointed Jacek Walczykowski to the position of the President of Management Board of PKN ORLEN. In the same time, Jacek Walczykowski resigned from the position of Vice-President and member of Supervisory Board, as well as from the position of Vice-President and Member of Management Board of Nafta Polska S.A.

2. Management Board of PKN Orlen informed on 5 August 2004 that Andrzej Wieczorkiewicz resigned from the post of member of Supervisory Board of PKN ORLEN.

3. On 5 August 2004 PKN ORLEN S.A. informed that Extraordinary Meeting of Shareholders of dismissed from the Supervisory Board: Jan Waga, Ryszard

Lawniczak, Krzysztof Szlubowski, Janusz Zielinski, and appointed to the Supervisory Board: Jacek Bartkiewicz, Raimondo Egginka, Maciej Gierej, Krzysztofa Lis, Malgorzata Okonska-Zaremba, Piotr Osiecki, Ireneusz Wesolowski, Krzysztof Zyndul.

4. On 16 August 2004 the Supervisory Board of PKN ORLEN took a resolution to dismiss Jacek Walczykowski from the position of the President of the Management Board of PKN ORLEN - General Director. The resolution was taken unanimously.

On 16 August 2004 the Supervisory Board of PKN ORLEN took an unanimously resolution to entrust Janusz Wisniewski, Vice-President of the Management Board of PKN ORLEN, with the entitlement of the President of the Management Board of PKN ORLEN until appointment of a new President of the Management Board of PKN ORLEN within the confines of procedure taken by the Supervisory Board.

5. The Management Board of PKN ORLEN informed that on 6 September 2004 Deutschland AG signed a wholesale agreement with Shell Deutschland Oil GmbH for the purchase of between 350 - 450 thousand m3 of gasoline and diesel oil during 2004 with an estimated value of approximately EUR 360m. The above mentioned wholesale agreement is the formal closing of previous settlements which have been executed during 2004 and is a "significant agreement" under Decree of the Council of Ministers of 16 October 2001 on type, form and scope of current and periodic information and published by issuers of securities, as the value of the agreement exceeds 10% of shareholders' equity of PKN ORLEN. PKN ORLEN owns 100% of shares in ORLEN Deutchland AG.

6. On 21 September 2004 the Supervisory Board of PKN ORLEN unanimously decided to appoint Igor Chalupec to the position of President of the Management Board with the effect on 1 October 2004. The appointment was made according to procedures earlier agreed by the Supervisory Board. Before the appointment decision was made, the Supervisory Board had individual conversations with all the candidates who had qualified for inclusion on the short list.

Note 59. Information about relationship between legal predecessor and the Company as well as about the method of overtaking of assets and liabilities

On 29 June 1993 the Minister for Privatisation representing the State Treasury transformed the State-owned enterprise Mazowieckie Zaklady Rafineryjne i Petrochemiczne "Petrochemia" located in Plock into State-owned joint stock company. The Company's share capital was covered by the enterprise fund and initial fund of state-owned enterprise. Share capital of the Company at the transformation date amounted to PLN 420 million. The remaining part of the funds was reflected as the Company's reserve capital. All shares of the Company were taken by State Treasury. The special funds of the state-owned enterprise were transformed to the specific funds of the Company, though their initial purpose was retained.

Note 60. Hyperinflationary accounting and reporting

The cumulative yearly average inflation rate for the last 3 years for every period covered by the consolidated financial statements did not exceed 100%, therefore financial statements adjusted for inflation are not required.

Note 61. Unusual events significantly influencing items in financial statements

During the 6 month period ended 30 June 2004 there was no unusual events significantly influencing items in the presented financial statements.

Note 62. Differences between data disclosed in the consolidated financial statements and previously prepared and published consolidated financial statements

Existing differences relate to cash flow statement presentation for the year 2003 according to National Accounting Standard No. 1 and were presented in explanatory notes to the cash flow statement - Note 44c.

a) Changes introduced to the financial statements in comparison to quarterly financial statements for 2Q 2004

	Net profit	Equity
Financial data disclosed in 2Q 2004 financial statements	1,098,570	9,964,159
1. Net result adjustment of the Dominant Company	(49,505)	(49,505)
- provision for fixed assets and cost of liquidation of fixed assets	(61,118)	(61,118)
- deferred tax	11,613	11,613
2. Net result adjustment of the Group companies	(20,210)	(20,210)
- provision for land reclamation	(26,880)	(26,880)
- provision for investment	(8,722)	(8,722)
- deferred tax	6,764	6,764
- other adjustments	8,628	8,628
Financial data disclosed in the financial statements for first half of 2004	1,028,855	9,894,444

The above adjustments did not impact the cash flow from operating activities.

b) Changes introduced to the financial statements in comparison to quarterly financial statements for 2Q 2004 - presentation

In comparison to the 2Q 2004 the Company changed presentation of income on settlements of hedge. The amount of income from settlements of hedge adjusts revenue by PLN 21,241 thousand, which was previously presented in other financial income.

Note 63. Liabilities secured on the consolidated entities assets

As at 30 June 2004 the Capital Group possessed the following liabilities secured on the assets:

Type of collateral as of 30 June 2004	Liabilities secured on assets	Amount of collateral
Mortgage	141,173	264,213
Collaterals on other fixed assets	55,604	49,662
Pledge on goods	7,641	54,185
Cession of receivables	168,034	194,074
Other	201,296	128,769
Total	573,748	690,903

As at 30 June .2004 there is a pledge secured on stake in BOP amounting to net value 453,699.

Note 64. Other additional information

a) Due to the public information in relation to the Company's purchase transactions, the Supervisory Board has taken actions including requests to audit firms to perform specific test procedures, which were aimed at verifying the above information, including an analysis of the specified procurement transactions. The reports on these procedures has been presented to the Supervisory Board for further analyses. Simultaneously, the Management Board filed notifications to the Public Prosecutor's Office regarding a suspicion of a commitment of crimes connected with:

- disclosure of confidential information, included in auditors' reports,

- violation of the Company's purchase procedures.

The final outcome of the above notifications is not known as at the date of the preparation of these financial statements. However, in the Management's opinion, there are no circumstances indicating that the above mentioned matters may materially impact the true and fair presentation of the accompanying consolidated financial statements and condensed financial statements for 6 month period ended 30 June 2004.

b) Due to ongoing restructuring process of southern Group companies, i.e. Rafineria Nafty Jedlicze S.A., Rafineria Trzebinia S.A. and ORLEN Oil, Sp. z o.o. a special team was established to develop a concept of final operational profile for these companies, together with developing the most effective method of taking full advantage of its assets.

The final concept should be prepared until 4Q 2004. As of the date of preparation of the above consolidated financial statements, no results of the potential restructuring activities, which may have material impact on the presented financial data of the Group as of 30 June 2004 are known to the Management Board.

c) On 23 April 2004 PKN ORLEN submitted an offer for the acquisition of 62.99% of UNIPETROL a.s. ("Unipetrol") share capital, and purchase of receivables of state agency Ceska Konsolidacni Agentura ("CKA") from certain entities directly or indirectly owned by UNIPETROL, as well as for purchase of 9.76% of Spolana a.s. share capital currently held by CKA.

On 29 April 2004 PKN ORLEN received a letter from WestLB - a financial advisor to Czech National Property Found ("NPF") and CKA, which stated that the Czech Government selected PKN ORLEN as the successful bidder in the auction for the 62.99% stake in Czech downstream oil and petrochemicals group Unipetrol offered by NPF in public bid. Therefore PKN ORLEN will also acquire associated receivables toward some of the Unipetrol Group companies and a 9.76% stake in Unipetrol's producing subsidiary, Spolana a.s. ("Spolana"), held by CKA.

On 4 June 2004 PKN ORLEN entered into an agreement with NPF to acquire, subject to appropriate regulatory approvals, 114,224,038 bearer shares of Unipetrol, each having the nominal value of CZK 100, representing approximately 62.99% of all issued and outstanding shares of Unipetrol. PKN ORLEN has also reached agreements with CKA to acquire 745,000 bearer shares of Spolana, each having a nominal value of CZK 655 which represents 9.76% of the share capital of Spolana, a Unipetrol's producing subsidiary, and (ii) receivables towards some of the companies of the Unipetrol Group. Pursuant to the resolution of the Government of Czech Republic No. 415, dated on 28 April 2004, the Czech Government authorized sales of Unipetrol and Spolana shares and receivables mentioned above.

PKN ORLEN agreed to pay approximately CZK 11.3 billion for the 62.99% stake in Unipetrol, CZK 1.0 million for CKA's 9.76% stake in Spolana and approx. CZK 1.7

billion for CKA's receivables with a total nominal value of approximately CZK 3.1 billion and EUR 9.5 million, and USD 4.9 million, as of 1 April 2004.

The agreement foresees a price adjustment mechanism for the shares in Unipetrol to address any unexpected change of value in Unipetrol until closing of this transaction. Price adjustment formula is based on difference in adjusted net book value of Unipetrol as of the end of 2003 and at the end of the month in which PKN ORLEN acquires 62.99% stake in Unipetrol. The price adjustment for Unipetrol shares is limited to 5% and 15% upward adjustment and 5% and 25% downward adjustment. The purchase price will be settled through the Escrow Account. 10% of the purchase price will be deposited on the Escrow Account after execution of the Unipetrol Agreement and remaining 90% of the purchase price shall be deposited on the Escrow Account after all conditions precedent provided in all three Unipetrol, Spolana and Framework Agreements are fulfilled.

Pursuant to the Unipetrol Agreement, PKN ORLEN may be obliged to contractual penalties amounting to CZK 5 million or to 10% of the purchase price for a breach of its certain obligations as provided in the agreement. The obligation of PKN ORLEN to pay the contractual penalties does not exclude the right of NPF for damages.

The agreement was executed under several conditions precedent, among which the substantial conditions are:

- the antimonopoly consent shall have been obtained,

- the Czech Securities Commission shall have been informed by PKN ORLEN about the execution of the agreement,

- the pre-emptive rights relating to the change of control of Unipetrol, by any and all of the IOC member (Eni International B.V., ConocoPhillips Central and Eastern Europe Holdings B.V. and Shell Overseas Investments B.V., as shareholders in Ceska rafinerska, a.s.) shall have been exercised or the time limit for the exercise of the pre-emptive rights shall have lapsed,

- any and all conditions precedent set out in the Spolana Agreement and/or in the Framework Agreement shall have been satisfied or waived, and

- the decision of the European Commission that the transaction does not constitute public aid or that it is compatible with the common market have been obtained.

A large portion of the funds for the financing of this transaction is already

provided in the form of the currently available credit limits. The reminder will be arranged for within the time periods indicated in the payment schedules relating to the transaction. The completion of the transaction will not result in any violation of any covenants under the syndicated credit facility agreement.

Following the acquisition of the NPF stake in Unipetrol and in accordance with Czech law, PKN ORLEN will launch a mandatory tender offer to acquire the interests of minority shareholders in Unipetrol, and its listed subsidiaries (Spolana a.s. and Paramo a.s.).

On entering into the Unipetrol, Spolana and Framework Agreements, PKN ORLEN already had a general concept for Unipetrol Group restructuring. PKN ORLEN has agreed on the basis of the agreements with ConocoPhillips Central and Eastern Europe Holdings B.V. ("ConocoPhillips"), one of the major oil and gas worldwide companies and Agrofert Holding, a.s., the second largest chemical group in the Czech Republic ("Agrofert"), following the successful acquisition of 62.99% stake in Unipetrol from NPF, to procure, as a majority shareholder in Unipetrol, the sale by Unipetrol, some of Unipetrol's assets to ConocoPhillips and to Agrofert.

The agreements with Agrofert contemplate divestiture of the Unipetrol assets that are not viewed as being core to PKN ORLEN's business, and related to agricultural commodities, pesticides and chemicals. Pursuant to the agreements Agrofert will acquire the shares in, and the receivables towards, some of the Unipetrol subsidiaries. This should further reduce the indebtedness of the combined PKN ORLEN-Unipetrol group. Cooperation with Agrofert enables PKN ORLEN to keep only the assets of Unipetrol it deems to be core. Following completion of these transactions, PKN ORLEN and Agrofert have agreed to discuss how to best split the assets of the companies in which they will end up being joint shareholders.

Pursuant to an agreement with ConocoPhillips, PKN ORLEN has agreed to sell to ConocoPhillips one third of petrol stations, belonging to some of Unipetrol's subsidiaries. In exchange for that, ConocoPhillips has agreed to provide operational advice and operational assistance to PKN ORLEN in stabilizing and continuing the operations of this Unipetrol subsidiary in the immediate period following the privatisation of Unipetrol.

The disposal of certain assets to ConocoPhillips and Agrofert will reduce the amount of funding required for this transaction.

The transactions contemplated with ConocoPhillips and Agrofert are expected to be closed by the end of 2005.

The transaction is expected to close by the end of the fourth quarter of 2004, once necessary Czech regulatory approvals have been granted.

e) On 30 April 2004 the Management Board made public the joint statement of MOL and PKN ORLEN on their talks advancement. On 20 November 2003, MOL and PKN ORLEN signed a Memorandum of Understanding initiating exclusive negotiations to evaluate the potential merits of closer cooperation between the two companies. The Memorandum of Understanding provided for an initial period of exclusive consultation between MOL and PKN ORLEN in respect of the potential co-operation. The comprehensive analysis conducted jointly during the recent months has clearly indicated to both companies the strong business logic and potential for cooperation. The parties have made substantial progress on the creation of an agreed, detailed cooperation framework, but further discussions are still required to reach a binding agreement and to secure approvals from all relevant governmental and corporate bodies. Cooperation between the parties, which has started on the basis of the Memorandum of Understanding, will be continued upon the progress made so far.

Note 65. Mandatory reserves of liquid fuels

Pursuant to the Act on State Reserves and Mandatory Fuel Reserves of 30 May 1996 (Journal of Law no 90. position 404 with further amendments) in 1998 the Company was subject to an obligation to create and maintain mandatory reserves of liquid fuels, which accounted for 2% of the previous year production or import. Starting from year 2002 the level of mandatory reserves is created on the basis of schedule defined by the Decree of Ministry of Economy dated 14 June 2002 (Journal of Law no 84. position 756) to reach as at the end of 2008 the level of 76 days of production or imports less export of the entity (moreover the Ministry of Economy is responsible for setting of economic fuel reserves: for liquid fuel in quantity equal to 14 fuel consumption days in current year). As at 30 June 2004 the mandatory reserve of inventories in the Group amounted to PLN 1,256,976 thousand.

SIGNATURES OF THE MEMBERS OF THE MANAGEMENT BOARD

....

A. President
Vice-President
Janusz Wisniewski

....

Vice-President Slawomir Golonka	Member Krzysztof Kluzek

....

Vice-President Andrzej Macenowicz	Vice-President Jacek Strzelecki

Plock, 27 September 2004

Reguiatory announcement 76/2004 dated 30 September 2004

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN"), Central Europe's largest downstream oil company hereby announces condensed consolidated financial statement for 1 half 2004 prepared in accordance with International Financial Reporting Standards (IFRS).

PKN ORLEN SA
SEC File
82-5036

POLSKI KONCERN NAFTOWY ORLEN S.A.

CONSOLIDATED FINANCIAL STATEMENTS FOR THE 6 AND 3 MONTH PERIODS ENDED 30 JUNE 2004 AND 30 JUNE 2003 PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS TOGETHER WITH AUDITORS' REVIEW REPORT

ERNST & YOUNG

Ernst & Young Audit sp. z o.o.
ul. Emilii Plater 53
00-113 Warszawa

+48 22 557 70 00
Fax +48 22 557 70 01
warszawa@pl.ey.com
www.ey.com/pl

INDEPENDENT AUDITOR'S REVIEW REPORT

To the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

We have reviewed the accompanying consolidated financial statements of Polski Koncern Naftowy ORLEN S.A. (the "Company") for the 6 and 3 month periods ended 30 June 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these consolidated financial statements based on our review.

We conducted our review in accordance with the International Standard on Auditing applicable to review engagements. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion on the accompanying consolidated financial statements.

1. The International Accounting Standards Board has issued International Financial Reporting Standard no 1 ("IFRS 1") "First-time Adoption of International Financial Reporting Standards", which is effective for financial statements for periods beginning on or after 1 January 2004. In accordance with the pronouncements of IFRS 1 the Company is considered as the first time adopter of International Financial Reporting Standards ("IFRS"). IFRS 1 requires, among other things that an entity recognises in its financial statements all assets and liabilities whose recognition is required by IFRSs. In accordance with IFRS 1 an entity may elect to measure an item of property, plant and equipment at the date of transition to IFRSs at its fair value and use that fair value as its deemed cost at that date.

   Perpetual usufruct rights granted to the Company in the past based on administrative decisions meet the definition of an asset. Accordingly these perpetual usufruct rights should be recognised in the Company's financial statements. As discussed in Note 2 to the accompanying consolidated financial statements, no fair value estimation of the above assets was performed by the Company, to determine deemed cost. As a result, we are not able to assess the potential effect of the aforementioned issue on the consolidated financial statements.

2. International Accounting Standard No. 29 "Financial Reporting in Hyperinflationary Economies" (IAS 29) requires that the carrying amounts of assets and liabilities reported in a period of hyperinflation should be expressed in the measuring unit current at the end of the hyperinflationary period and constitute the basis for the carrying amounts in the subsequent financial statements. The Polish economy was hyperinflationary until the end of 1996 and ceased to be hyperinflationary in 1997. The Company last revalued its fixed assets as of 1 January 1995 to reflect the effects of inflation, in general by applying price indices determined by the Central Statistical Office for individual groups of assets. This revaluation was not performed in accordance with the provisions of IAS 29 since the Company did not use a general price index and did not subsequently revalue its fixed assets as of 31 December 1996. As a result, the cumulative balances of property, plant and equipment, which existed prior to 31 December 1996, have not been expressed in the measuring unit current at the end of 1996. The Company also did not apply International Accounting Standard No 16 "Property, Plant and Equipment" requiring that the revalued amount of fixed assets approximate their fair value as at the date of revaluation. The Company has not determined fair value as a deemed cost in relation to the fixed assets discussed above, which would result from the requirements of IFRS 1.

Ernst & Young

Based on our review, except for the matters referred to in paragraphs 1 and 2, above nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements are not presented fairly, in all material respects, in accordance with International Financial Reporting Standards issued by International Accounting Standards Board.

We have also reported separately on the consolidated financial statements of the Company for 6 month period ended 30 June 2004 prepared in accordance with Polish Accounting Standards ("PAS"). The significant differences between PAS and International Financial Reporting Standards as far as they concern consolidated financial statements are summarized in Note 34 of the accompanying consolidated financial statements.

Ernst & Young

Warsaw, Poland
27 September 2004

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONSOLIDATED BALANCE SHEETS
as of 30 June 2004 and 31 December 2003

ASSETS	Note	30 June 2004 (unaudited)	31 December 2003
		(in PLN million)	
Non-current assets			
Property, plant and equipment	5	9,667	9,807
Negative goodwill	6	(255)	(273)
Intangible assets	7	111	121
Financial assets	8	548	534
Investments accounted for using equity method	9	517	493
Deferred tax assets	25	23	15
Other non-current assets		10	18
Total non-current assets		**10,621**	**10,715**
Current assets			
Inventories	10	3,365	3,058
Trade and other receivables	11	3,185	2,513
Income tax receivables		2	65
Short-term investments	12	298	67
Deferred costs	13	139	80
Cash and cash equivalents	14	837	562
Other financial assets		90	89
Total current assets		**7,916**	**6,434**
Total assets		**18,537**	**17,149**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Shareholders' equity	20		
Common stock		534	534
Capital reserve		1,359	1,359
Hedge accounting – cash flow hedges		12	-
Revaluation reserve		856	856
Foreign exchange differences on subsidiaries		42	62
Retained earnings		7,416	6,699
Total shareholders' equity		**10,219**	**9,510**
Minority interests	15	**437**	**427**
Non-current liabilities			
Interest bearing borrowings	16	1,969	1,836
Provisions	17	692	616
Deferred tax liabilities	25	283	293
Total non-current liabilities		**2,944**	**2,745**
Current liabilities			
Trade and other payables and accrued expenses	18	4,413	3,231
Income tax liabilities		30	-
Interest bearing borrowings	16	463	1,195
Deferred income	19	22	14
Other financial liabilities		9	27
Total current liabilities		**4,937**	**4,467**
Total liabilities and shareholders' equity		**18,537**	**17,149**

The accompanying notes are an integral part of these consolidated financial statements.

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONSOLIDATED INCOME STATEMENTS
for the 6 and 3 month periods ended 30 June 2004 and 30 June 2003

	Note	6 month period ended 30 June 2004 (unaudited)	3 month period ended 30 June 2004 (unaudited)	6 month period ended 30 June 2003 (unaudited)	3 month period ended 30 June 2003 (unaudited)
		(in PLN million)			
Revenue		**13,753**	**7,428**	**10,895**	**5,933**
Cost of sales	23	(10,995)	(5,883)	(8,724)	(4,931)
Gross profit		**2,758**	**1,545**	**2,171**	**1,002**
Other operating income		124	72	237	49
Distribution costs	23	(1,067)	(525)	(1,026)	(571)
Administrative expenses	23	(419)	(235)	(459)	(250)
Other operating expenses	23	(232)	(198)	(158)	(55)
Profit from operations		**1,164**	**659**	**765**	**175**
Financial income	24	180	61	132	56
Financial expenses	24	(140)	(16)	(170)	(7)
Income from investments accounted for using equity method		46	29	21	11
Profit before income tax and minority interests		**1,250**	**733**	**748**	**235**
Income tax	25	(231)	(128)	(216)	(64)
Profit after tax		**1,019**	**605**	**532**	**171**
Minority interests		(24)	(7)	(17)	(11)
Net profit		**995**	**598**	**515**	**160**
Basic earnings per share for the period (in zloty per share)		**2.33**	**1.40**	**1.23**	**0.38**

The accompanying notes are an integral part of these consolidated financial statements.

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONSOLIDATED CASH FLOW STATEMENTS
For the 6 month periods ended 30 June 2004 and 30 June 2003

	6 month period ended	6 month period ended
	30 June 2004 (unaudited)	30 June 2003 (unaudited)
	(PLN million)	
Cash flows from operating activities		
Net profit for the period	995	515
Adjustments for:		
Minority interests	24	17
Net income from investments accounted for under equity method	(46)	(21)
Depreciation and amortisation	609	593
Interest and dividend charges, net	(49)	16
Income tax on current period profit	231	216
Losses/(Gains) on investing activities	63	(29)
(Increase) in receivables	(689)	(244)
(Increase) in inventories	(321)	(260)
Increase/ (decrease) in accrued expenses and payables	936	(117)
Increase in provisions	80	10
Other adjustments	(28)	(75)
Net income tax paid	(161)	(167)
Net cash flows from operating activities	**1,644**	**454**
Cash flows from investing activities		
Acquisition of property, plant and equipment and intangible assets	(637)	(466)
Proceeds from sales of property, plant and equipment	15	8
Proceeds from sales of available for sale investments	7	3
Acquisition of available for sale investments and shares in entities accounted for under equity method	(27)	(38)
Acquisition of business activity in Germany, net of cash acquired	-	(419)
Acquisition of short term securities	(293)	(29)
Proceeds from sales of short term securities	65	19
Dividends and interest received	84	66
Other	(3)	(5)
Net cash flows (used) in investing activities	**(789)**	**(861)**
Cash flows from financing activities		
Proceeds from long-term and short-term loans and other borrowings	645	2,156
Repayment of long-term and short-term loans and other borrowings	(1,189)	(1,469)
Interest paid	(31)	(75)
Other	(5)	(3)
Net cash flows from / (used) in financing activities	**(580)**	**609**
Net increase/(decrease) in cash and cash equivalents	**275**	**202**
Cash and cash equivalents at the beginning of the year	**562**	**178**
Cash and cash equivalents at the end of the year	**837**	**380**

The accompanying notes are an integral part of these consolidated financial statements.

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the 6 month periods ended 30 June 2004 and 30 June 2003
(in PLN million)

	Common stock	Capital reserve	Hedge accounting – cash flow hedges	Revaluation reserve	Foreign exchange differences on subsidiaries	Retained earnings	Total shareholders' equity
1 January 2003	**525**	**1,174**	**-**	**859**	**-**	**5,771**	**8,329**
Foreign exchange differences on consolidation	-	-	-	-	32	-	32
Dominant entity dividend (0.14 PLN per share)	-	-	-	-	-	(59)	(59)
Net profit for the 1st half of 2003	-	-	-	-	-	515	515
Hedge accounting – cash flow hedges	-	-	(4)	-	-	-	(4)
30 June 2003 (unaudited)	**525**	**1,174**	**(4)**	**859**	**32**	**6,227**	**8,813**
1 January 2004	**534**	**1,359**	**-**	**856**	**62**	**6,699**	**9,510**
Foreign exchange differences on consolidation	-	-	-	-	(20)	-	(20)
Dominant entity dividend (0.65 PLN per share)	-	-	-	-	-	(278)	(278)
Net profit for the 1st half of 2004	-	-	-	-	-	995	995
Hedge accounting – cash flow hedges	-	-	12	-	-	-	12
30 June 2004 (unaudited)	**534**	**1,359**	**12**	**856**	**42**	**7,416**	**10,219**

The accompanying notes are an integral part of these consolidated financial statements.

(in PLN million)

1. Principal activities

The dominant company of the capital group of Polski Koncern Naftowy ORLEN (further referred to as "the Group") is Polski Koncern Naftowy ORLEN S.A. (further referred to as "the Company", "PKN ORLEN") located in Plock, Poland, 7 Chemikow Street.

The Company was established by the Notary Deed of 29 June 1993 as Mazowieckie Zaklady Rafineryjne i Petrochemiczne "Petrochemia Plock" S.A. as a State Treasury owned Joint Stock Company, and registered in the Companies Register in Plock on 1 July 1993. In accordance with the resolution of the General Meeting of Shareholders held on 19 May 1999, which became effective on registration in the District Court of Plock on 20 May 1999, the Company changed its name to Polski Koncern Naftowy S.A. Further, following the General Meeting of Shareholders resolution dated 3 April 2000, registered in the Plock District Court on 12 April 2000 the Company changed its name to Polski Koncern Naftowy ORLEN S.A.

The Company is engaged in the processing of crude oil into a broad range of petroleum products and petrochemicals and in the transportation and wholesale and retail distribution of such products. The other companies in the Group operate primarily in related downstream activities including further production and distribution as well as in production of chemicals.

Until the second public offering completed in July 2000, the Company was primarily owned, directly and indirectly, by the Polish State Treasury. The employees and others had a minority shareholding. The State Treasury supervised the Company through its control of the Company's majority shareholder, and ultimate parent company Nafta Polska S.A. As at 30 June 2004 Nafta Polska S.A. owned directly or indirectly 17.32% of the Company shares, the Polish State Treasury 10.2%, Bank of New York (as a depositor) held 10.62% shares and other shareholders owned 61.86% of the Company shares. On 4 July 2003 the Company announced that Commercial Union OFE BPH CU WBK is in possession of 21,533,539 bearer shares of PKN ORLEN which account for 5.125% of the votes at the General Meeting of Shareholders of PKN ORLEN. Presented results may not indicate forecast for results of the whole financial year.

2. Basis of presentation

(a) Accounting standards

The Group applied for these consolidated financial statements the International Financial Reporting Standards ("IFRS") effective for respective accounting periods except for accounting for hyperinflation under International Accounting Standard No 29 "Financial Reporting in Hyperinflationary Economies" ("IAS 29") and revaluation of fixed assets under International Accounting Standard No 16 "Property, Plant and Equipment" ("IAS 16"), and, as stated below, recognition of perpetual usufruct under International Financial Reporting Standard 1 ("IFRS 1").

The Group entities maintain their books of account in accordance with accounting principles and practices employed by enterprises in Poland as required by Polish Accounting Standards ("PAS") as defined by the Accounting Act ("Accounting Act") and related regulations. These financial statements include certain adjustments not reflected in the Company's or other Group entities books to present these statements in accordance with standards and interpretations issued by International Accounting Standards Board ("IASB") and the International Financial Reporting Interpretations Committee ("IFRIC"), formerly Standing Interpretations Committee ("SIC"), except for adjustments required by IAS 29 and by IAS 16 referred to in Note 3. The adjustments to the Company's books and other Group entities and their effect on net profit and net assets resulting from adopting International Financial Reporting Standards are presented in Note 35.

In 2003 the IASB issued IFRS 1, which is valid for preparing financial statements for the periods starting 1 January 2004 or after that date. According to IFRS requirements the Company is treated as an entity, which adopts IFRS for the first time. Particularly IFRS requires from the entity to present, in its opening balance prepared in compliance with IFRS, all assets and liabilities for which presentation is called for by IFRS. According to IFRS 1 the entity can perform valuation of non-current assets as at the day of IFRS adoption and recognize its fair value as its purchase cost on that day. The Group did not perform non-current assets valuation to present it as new purchase cost of the above mentioned assets which would result from IFRS 1.

(in PLN million)

Perpetual usufruct rights granted in past to the Group's companies on the basis of administrative decisions do meet definition of an asset. In relation to that they should be recognized in the Group's financial statement based on their fair value. The Group did not asses fair value of these perpetual usufruct rights because until now it was not practically possible.

The measurement and the reporting currency of these consolidated financial statements is Polish Zloty ("PLN").

Presented consolidated financial statements include all, except for adjustments required by IAS 29, IAS 16 and valuation of perpetual usufruct required by IFRS 1, necessary adjustments for the purpose of fair presentation of the consolidated results of the Group's activities and cash flow statements for the periods ended 30 June 2004 and 30 June 2003 and consolidated financial position of the group as at 30 June 2004 and as at 31 December 2003. Presented results may not indicate forecast for results of the whole financial year.

Consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated results of operation, balance sheets and cash flows for each period presented.

(b) Change of the estimate of foreign currency differences

In 2004 the Group has changed the estimate of the closing rate used for reporting of monetary assets and liabilities expressed in foreign currencies. Until 31 December 2003 monetary assets expressed in foreign currencies were translated with the lower of: commercial bank's purchase rate and average exchange rate of the National Bank of Poland while liabilities were translated with the higher of: commercial bank's selling rate and average exchange rate of the National Bank of Poland. Starting from 1 January 2004, for assets and liabilities expressed in foreign currencies as at balance sheet day the same, average National Bank of Poland rate is applied as announced on the balance sheet day. The effect of this change amounted to PLN 26 million and had an impact on the net result of the current period.

The financial statements were prepared under assumption that the Group entities will continue as going concerns for foreseeable future. As of the date of authorisation of the financial statements there are no facts or circumstances, indicating any threat of Group's entities continuation as going concerns.

(c) Reorganisation of the Group

In connection with the Polish Government's restructuring and privatisation program for the Polish oil sector companies, the Polish State Treasury, through its holding in Nafta Polska S.A. reorganised the Polish oil sector in the years 1997 through 1999. The existing Group is a result of this reorganisation of several significant operating companies, which were all under the common control of Nafta Polska S.A. and the Polish State Treasury. In particular, this reorganisation included the following transactions:

- merger with Centrala Produktow Naftowych "CPN" S.A.("CPN"), a major Polish fuel retailer,
- acquisition refineries: Rafineria Trzebinia S.A. and Rafineria Nafty Jedlicze S.A.,
- spin - off from CPN of Dyrekcja Eksploatacji Cystern Sp. z o.o.– major Polish rail logistics operator,
- disposal of Naftobazy Sp. z o.o.by CPN – major Polish fuel storage farms operator.

To the extent of the Polish State Treasury's common control, this reorganisation was accounted for as a transaction under common control using the uniting of interests' method of accounting in analogy to International Accounting Standards No 22 "Business Combination" (IAS 22).

(in PLN million)

(d) Entities included in consolidated financial statements

These consolidated financial statements for the 6 month period ended 30 June 2004 and year ended 31 December 2003 include all material entities within Group located in Poland and in Germany, i.e.:

	Share in total voting rights[1]	
	30 June 2004 (unaudited)	31 December 2003
	(in full %)	
PKN ORLEN	Dominant Company	
ORLEN Deutschland AG[3]	100%	-
ORLEN Deutschland GmbH	-	100%
ORLEN Deutschland Immobilien GmbH	-	100%
ORLEN Gaz Sp. z o.o.	100%	100%
ORLEN PetroCentrum Sp. z o.o.	100%	100%
ORLEN Medica Sp. z o.o.	100%	100%
ORLEN Budonaft Sp. z o.o.	100%	100%
ORLEN Powiernik Sp. z o.o.	100%	100%
ORLEN KolTrans Sp. z o.o.	100%	100%
ORLEN Transport Szczecin Sp. z o.o.	100%	100%
ORLEN ASFALT Sp. z o.o. (formerly Bitrex Sp. z o.o.)[2]	100%	100%
Capital group of ORLEN Petroprofit Sp. z o.o.	100%	85%
ORLEN Morena Sp. z o.o.	100%	51%
ORLEN Transport Lublin Sp. z o.o.	98%	98%
ORLEN Transport Krakow Sp. z o.o.	98%	98%
ORLEN Transport Plock Sp. z o.o.	98%	98%
ORLEN Transport Nowa Sol Sp. z o.o.	97%	97%
Zaklad Budowy Aparatury S.A.	97%	97%
ORLEN Transport Slupsk Sp. z o.o.	97%	97%
ORLEN Transport Poznan Sp. z o.o.	96%	96%
ORLEN Laboratorium Sp. z o.o.	95%	95%
ORLEN Transport Olsztyn Sp. z o.o.	95%	95%
ORLEN Transport Warszawa Sp. z o.o.	94%	94%
Capital group of ORLEN– Oil Sp. z o.o.	92%	92%
ORLEN Petro – Tank Sp. z o.o.	90%	90%
ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	89%	89%
Petrotel Sp. z o.o.	89%	89%
Capital group of Rafineria Trzebinia S.A.	77%	77%
Capital group of Anwil S.A.	76%	76%
Capital group of Rafineria Nafty Jedlicze S.A.	75%	75%
Inowroclawskie Kopalnie Soli „Solino" S.A.	71%	71%
Capital group of Ship-Service S.A.	56%	56%
ORLEN Automatyka Sp. z o.o.	52%	52%
ORLEN PetroZachod Sp. z o.o.	52%	52%
Petrogaz Wroclaw Sp. z o.o.	52%	52%
Petrolot Sp. z o.o.	51%	51%
ORLEN Projekt Sp. z o.o.	51%	51%
ORLEN Wir Sp. z o.o.	51%	51%
Petrogaz Lapy Sp. z o.o.[4]	-	100%
ORLEN Polimer Sp. z o.o.[5]	-	100%

[1] Voting rights equals share in equity except for share in equity in Ship Service Capital Group which is 61%;
[2] Since 2Q 2003 entity has been directly controlled by PKN ORLEN (previously Rafineria Trzebinia has directly controlled subsidiary)
[3] In 2004 ORLEN Deutschland GmbH and ORLEN Deutschland Immobilien were transformed into ORLEN Deutschland AG. As the result PKN ORLEN owns shares in one organized company.
[4] The entity was taken over by ORLEN Gaz Sp. z o.o. in 1Q 2004.
[5] The entity was sold in 2Q 2004.

(in PLN million)

3. Measurement and reporting currency

The measurement and the reporting currency of these consolidated financial statements is Polish Zloty ("PLN"). These consolidated financial statements have not been adjusted for the effects of inflation as is required by IAS 29.

IAS 29 requires companies that report in the currency of a hyperinflationary economy to restate assets and liabilities in terms of the measurement unit current at the balance sheet date. Taking into account that the three-year cumulative rate of inflation fell below 100% in late 1996, Poland was no longer considered to be a hyperinflationary economy from the beginning of 1997. For such circumstances IAS 29 requires that assets should be stated in terms of the measurement unit current at the end of the hyperinflationary period.

For assets and liabilities expressed in foreign currencies as at balance sheet day the same, average National Bank of Poland rate is applied as announced on the balance sheet day.

The Group last revalued its fixed assets as of 1 January 1995 to reflect the effects of inflation in general by applying price indices determined by the Central Statistical Office ("GUS") to reflect level of inflation for individual groups of fixed assets. This revaluation was not performed in accordance with the provisions of IAS 29 since the Company did not use a general price index and did not subsequently revalue its fixed assets as of 31 December 1996. Currently the Group is unable to quantify the impact on these financial statements of non-compliance with IAS 29.

The above revaluation was also not performed in accordance with the provisions of IAS 16 since the revaluation method did not assure that the revalued amount of fixed assets was approximate to their fair value as at the date of revaluation.

The financial statements of foreign entities are translated into Polish currency. Balance sheet items are valued at average National Bank of Poland rate announced on the balance sheet day; profit and loss items at arithmetic average of average rates announced by National Bank of Poland for each month ending day.

4. Statement of principal accounting policies

The financial statements were prepared on the historical cost basis concept except for the fixed assets being subject to revaluation and certain financial instruments.

(a) Principles of consolidation

The consolidated financial statements of the Group include Polski Koncern Naftowy ORLEN S.A. and the companies that it controls. This control is normally evidenced when the Group owns, either directly or indirectly, more than 50% of the voting rights of a company's share capital or is able to govern the financial and operating policies of an enterprise so as to benefit from its activities. The equity and net income attributable to minority shareholders' interests are shown separately in the balance sheets and income statements, respectively.

The purchase method of accounting is used for acquired businesses. Accounting for reorganisations is discussed in Note 2 (c). Companies acquired or disposed of during the year are included in the consolidated financial statements from the date of acquisition or to the date of disposal.

Investments in associated companies (generally investments of between 20% to 50% in a company's equity) where significant influence is exercised by the Group are accounted for using the equity method. An assessment of the carrying value of investments in associates is performed when there is an indication that the asset has been impaired or the impairment losses recognised in prior years no longer exist.

Investments in joint ventures, where joint control is exercised by the Group are accounted for using the equity method. An assessment of the carrying value of investments in joint ventures is performed when there is an indication that the asset has been impaired or the impairment losses recognised in prior years no longer exist.

(in PLN million)

All other investments are accounted for in accordance with IAS 39, "Financial Instruments: Recognition and Measurement" as further disclosed in Note 4(m).

All subsidiaries', joint-ventures' and associates' financial statements were prepared for the 6 month period ended 30 June 2004.

(b) Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and accumulated impairment loss, except where stated at revalued amounts. Revaluations of property, plant and equipment were performed in Poland as mandated by the Ministry of Finance and were designed to reflect the level of inflation. Revaluations were in general performed using the price indices determined by Central Statistical Office ("GUS") for individual groups of fixed assets. This is a departure from IAS 29, which requires application of a general price index. The revaluation was also not performed in accordance with the provisions of IAS 16 since the revaluation method did not assure that the revalued amount of fixed assets was approximate to their fair value as at the date of revaluation.The last revaluation took place on 1 January 1995 and was designed to reflect the specific price level as of September 1994.

As a result of this revaluation both the carrying amount and tax base of the assets subject to revaluation have been increased with a resulting increase in the revaluation reserve and therefore in shareholders' equity.
The Group has not revalued its property, plant and equipment as of 31 December 1996, which is a departure from IAS 29, which requires that assets are restated to a measurement unit current as of the end of hyperinflationary period. According to Polish law, the Group companies performed the revaluations, which increased net book value of property, plant and equipment by a total of PLN 859m. The amount equal to the difference between the depreciation on a revalued asset and the depreciation based on the cost of that asset is not transferred from revaluation reserve to retained earnings. Construction-in-progress was not subject to revaluations. Depreciation is based on the revalued amounts. Unless Polish economy is again subject to a period of hyperinflation, the Group does not intend to include effects of any further revaluations in its consolidated financial statements prepared under IFRS.

Property, plant and equipment are depreciated over their useful lives using a straight-line method. The following depreciation rates are used:

Buildings and constructions	1.5 - 10.0%
Plant and machinery	4.0 - 30.0%
Transportation vehicles and others	6.0 - 25.0%

The useful lives and depreciation methods are reviewed periodically to ensure that the method and period of depreciation is consistent with the expected pattern of economic benefits from items of property, plant and equipment.

No depreciation is provided on land and construction-in-progress.

The Group companies review the net carrying value of property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

(in PLN million)

(c) Financial lease

Assets used on the basis of a rental, tenancy, lease agreement or other meeting appropriate criteria of IAS 17 "Leases" are included into non-current assets and recognized in the value lower of: fair value of the leased asset on inception of the lease agreement and caring value of minimal lease payments.

Assets put to operational use on the basis of a rental, tenancy, lease agreement or other meeting appropriate criteria of IAS 17 are recognized as long term receivables equal to net value of the lease investment.

(d) Goodwill and negative goodwill

Goodwill / negative goodwill arises from the purchase of an entity. Goodwill represents the excess of the purchase consideration over the Company's interest in the fair value of the net assets acquired. Negative goodwill represents the excess of the Company's interest in the fair value of the net assets acquired over the purchase consideration. Goodwill is recognised at the date of acquisition and amortised on a straight-line basis over the expected period of benefit. The Group amortises goodwill, which arose on the merger of CPN in year 1999, over a period of ten years. The amortisation period reflects the best estimate of the period during which future economic benefits are expected to flow to the entity.

Negative goodwill is recognised in the income statement as follows: to the extent that negative goodwill relates to expected future losses and expenses that are identified in the company's plan for the acquisition and can be measured reliably but which cannot be accrued for the date of acquisition, that portion of negative goodwill is recognised as income when the future losses and expenses are recognised; the amount of negative goodwill not exceeding the fair values of acquired identifiable non-monetary assets is recognised as income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortisable assets; the amount of negative goodwill in excess of the fair values of acquired identifiable non-monetary assets is recognised as income immediately. The amortisation period for the presented negative goodwill is 10 – 12 years from the date of purchase of shares.

Starting from 2005 the Company is to apply the requirements of IFRS 3 – "Business Combinations". In accordance with IFRS 3 goodwill will no longer be amortized, but annually will be tested for impairment, while negative goodwill will be recognized in income statement.

All business combinations taking place after 31 March 2004 are accounted for in accordance with IFRS 3 "Business Combinations".

(e) Intangible assets

Intangible assets are stated at cost less accumulated amortisation and any accumulated impairment losses. Intangible assets are amortised using the straight-line method over their estimated useful economic life. The amortisation rates applied in relation to intangible assets range from 7% to 50%.

The Group companies review the value of intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may indicate impairment.

In accordance with IAS 38, an acquirer of an entity recognises at the acquisition date separately from goodwill an intangible asset of the acquiree if the asset's fair value can be measured reliably.

(f) Inventories

Inventories are valued at the lower of cost and net realisable value less impairment. Net realisable value is the selling price in the ordinary course of business, less the costs of completion and distribution. Cost is determined on the basis of weighted average cost. For products, cost includes the applicable allocation of fixed and variable overhead costs based on a normal operating capacity.

(g) Receivables

Trade receivables are initially stated at the fair value of the consideration given and are subsequently carried at amortised cost, less allowance for doubtful debts.

(h) Cash and cash equivalents

Cash includes cash on hand and cash in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less and that are subject to an insignificant risk of change in value.

(i) Revenue recognition

Revenue is recognised when it is probable that the economic benefits associated with the transaction will flow to the Group and the amount of the revenue can be measured reliably. Revenue is recognised net of value added tax ("VAT"), excise tax, fuel charge and discounts. Revenue from sales of goods is recognised when delivery has taken place and transfer of risks and rewards has been completed. Income from realisation of cash flow hedge adjusts the revenue.

(j) Borrowings

Borrowing costs, including exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs are recognised as an expense in the period in which they are incurred, except for those which are directly attributable to the acquisition, construction or production of an asset and therefore capitalised. Capitalisation of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Average capitalisation rates are calculated as a ratio of capitalized borrowing costs and average balance of construction in progress. Borrowing costs are capitalised until the assets are substantially ready for their intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recorded.

Borrowings are initially recognised at the fair value of consideration received, net of transaction costs. They are subsequently carried at amortised cost using the effective interest rate method, the difference between net proceeds and redemption value being recognised in the net profit or loss for the period over the life of the borrowings.

(k) Jubilee and retirement bonuses

Certain Group companies provide defined jubilee and retirement benefit plans for their employees. Jubilee bonuses are paid to employees upon completion of a certain number of years in service whereas retirement allowances are one–off payments on retirement, both depending on employee's average remuneration and length of service. The jubilee and retirement benefits are not funded. The jubilee and retirement bonus obligations are accounted for on an accrual basis. Jubilee benefits are other long - term employee benefits, while retirement bonuses are post-employment defined benefit plans according to IAS 19. An independent actuary has determined the net present value of these obligations using discount rate of 5% p.a. and a wage inflation rate up to 3% p.a. Accrued obligations are those future discounted payments, adjusted by employee attrition rates, which were earned by the employees prior to the balance sheet dates. Demographic and attrition profiles are based on the historical data. Actuarial gains and losses are recognised in the period they occur. During the 6 month periods ended 30 June 2004 and 30 June 2003 the Group companies paid PLN 15m and PLN 13m jubilee and retirement bonuses combined, respectively.

(l) Foreign exchange transactions

Transactions denominated in foreign currencies are translated in measurement currency (Polish Zloty) at actual exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are reported at the rates of exchange prevailing at the balance sheet date. Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is included as an exchange gain or loss in the income statement, except for amounts capitalised in accordance with Note 4 (j).

(m) Financial instruments

Financial assets are classified into the following categories: held-to-maturity, held-for-trading and available-for-sale. Financial assets with fixed or determinable payments and fixed maturity that the Group has the positive intent and ability to hold to maturity other than loans and receivables originated by the Group are

classified as held-to-maturity financial assets. Financial assets acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as held-for-trading. All other financial assets, other than loans and receivables originated by the Group, are classified as available-for-sale.

Held-to-maturity financial assets are included in non-current assets unless they mature within 12 months of the balance sheet date. Financial assets held-for-trading are included in current assets. Available-for-sale financial assets are classified as current assets if management intends to realise them within 12 months of the balance sheet date.

All purchases and sales of financial assets are recognised on the trade date. Financial assets are initially measured at purchase price, which is the fair value of the consideration given for them, including transaction cost.

Held-for-trading financial assets are subsequently carried at fair value without any deduction for transaction costs by reference to their quoted market price at the balance sheet date.

Changes in the fair values of held-for-trading financial assets are included in financial income or financial expense. Held-to-maturity financial assets are carried at amortised cost using the effective interest rate method.

Available-for-sale financial assets are subsequently carried at fair value without any deduction for transaction costs by reference to their quoted market price at the balance sheet date unless they do not have a quoted market price in an active market and their fair value cannot be reliably measured by alternative valuation methods. Such available-for-sale financial assets are measured at cost less impairment.
Changes in fair value are recorded on the revaluation account if market price set on regulated active market exists or for which the fair value can be reliably determined. The decrease in the value of available-for-sale financial assets resulting from impairment is recognized in the income statement as financial costs.

Loans granted are carried at amortised cost.

Derivative financial instruments which are not designated as hedging instruments and are classified as held-for-trading and carried at fair value, with changes in fair value included in the income statement.

Derivative financial instruments which are designated as cash flow hedging instruments are carried at fair value, with changes in the fair value:

- recognised directly in equity through the statement of changes in equity for portion determined as an effective hedge;
- recognised in the income statement for ineffective portion.

Derivative financial instruments which are designated as fair value hedging instruments are carried at fair value, with changes in the fair value in the income statement.

An embedded derivative is separated from the host contract and accounted for as a derivative if all of the following conditions are met:

– the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract;
– a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative;
– the hybrid (combined) instrument is not measured at fair value with changes in fair value reported in net profit or loss.

Embedded derivatives are accounted for similarly to derivative financial instruments that are not designated as hedging instruments.

The carrying value of cash, receivables, trade and other payables and accruals approximate their fair value.

Derivatives are not being presented in the consolidated financial statements if control or right to them has been lost. Usually it occurs while selling a derivative or in case when all cash flows from this derivative were transferred to the independent third party.

(n) Income tax

The income tax charge is based on profit for the year and considers deferred taxation. Deferred taxes are calculated using the balance sheet method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled based on tax rates enacted or substantially enacted at the balance sheet date.

Deferred tax assets are recognised for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilised. For the purpose of deferred tax calculation the investment tax allowance bonus is treated as a temporary difference and is recognised as a deferred tax asset in the period the investment tax allowance deduction is taken.

Deferred tax liabilities are recognised for all taxable temporary differences, unless the deferred tax liability arises from goodwill for which amortisation is not deductible for tax purposes.

Deferred tax assets and liabilities are recognised regardless of when the timing difference is likely to realise.

Deferred tax assets and liabilities are not discounted and are classified as non-current assets (liabilities) in the balance sheet.

(o) Earnings per share

Basic earnings per share for each period are calculated by dividing the net profit for the year by the weighted average number of shares outstanding during that period.

Diluted earnings per share for each period is calculated by dividing the net profit for the year adjusted for any changes in the net profit resulting from the conversion of the dilutive potential ordinary shares by the weighted average number of shares outstanding taking into account the conversion of all dilutive potential ordinary shares.

(p) Provisions

A provision is recognised when the Group has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate may be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount of the provision is the present value of the expenditures expected to be required to settle the obligation.

(q) Environmental provisions

The Group companies accrue for environmental clean-up and remediation costs when they have a legal or constructive obligation to do so. Environmental provisions are periodically reviewed based on reports prepared by independent environmental specialists. The Company continuously performs land remediation that decreases the provision by its utilization.

(r) Management use of estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes thereto. Actual results could differ from those estimates.

(in PLN million)

5. Property, plant and equipment

	30 June 2004 (unaudited)	31 December 2003
Land	371	365
Buildings and constructions	5,282	5,385
Machinery and equipment	2,646	2,886
Vehicles and other	312	314
Construction in progress	1,056	857
Total	**9,667**	**9,807**

The movements in each year were as follows:

	Land	Buildings and constructions	Machinery and equipment	Vehicles and other	Construction in progress	Total
Cost						
1 January 2003	137	8,631	8,899	977	486	19,130
Additions at cost	9	139	82	44	485	759
Acquisition of subsidiaries	238	292	316	11	-	857
Disposal of subsidiaries	-	-	(16)	(17)	-	(33)
Reclassifications	-	4	(2)	(2)	-	-
Disposals, including:	-	(160)	(704)	(25)	(64)	(953)
Transfers to other groups of PPE*	-	-	-	-	(240)	(240)
30 June 2003 (unaudited)	**384**	**8,906**	**8,575**	**988**	**667**	**19,520**
1 January 2004	365	9,262	8,893	1,046	857	20,423
Additions at cost	14	163	124	44	530	875
Disposal of subsidiaries	-	(5)	-	-	-	(5)
Reclassifications	-	4	(4)	-	-	-
Disposals, including:	(8)	(67)	(71)	(18)	(331)	(495)
Transfers to other groups of PPE*	-	-	-	-	(321)	(321)
Exchange rate differences from valuation of ORLEN Deutchland	(8)	(16)	(15)	-	-	(39)
30 June 2004 (unaudited)	**371**	**9,357**	**8,942**	**1,072**	**1,056**	**20,798**
Accumulated depreciation						
1 January 2003	-	3,500	5,870	671	-	10,041
Depreciation charge	-	186	360	44	-	590
Other charges	-	6	-	-	-	6
Impairment	-	6	2	-	-	8
Acquisition of subsidiaries	-	56	132	8	-	196
Disposal of subsidiaries	-	-	(11)	(13)	-	(24)
Reclassifications	-	2	-	(2)	-	-
Disposals	-	(106)	(672)	(15)	-	(793)
30 June 2003 (unaudited)	**-**	**3,650**	**5,681**	**693**	**-**	**10,024**
1 January 2004	-	3,877	6,007	732	-	10,616
Depreciation charge	-	214	348	41	-	603
Other charges	-	1	1	1	-	3
Impairment	-	31	4	1	-	36
Reclassifications	-	1	(1)	-	-	-
Disposals, including:	-	(49)	(63)	(15)	-	(127)
Exchange rate differences from valuation of ORLEN Deutchland	-	(4)	(7)	-	-	(11)
30 June 2004 (unaudited)	**-**	**4,075**	**6,296**	**760**	**-**	**11,131**
Net book value						
30 June 2003 (unaudited)	**384**	**5,256**	**2,894**	**295**	**667**	**9,496**
30 June 2004 (unaudited)	**371**	**5,282**	**2,646**	**312**	**1,056**	**9,667**

* fixed assets transferred to operations (including land)

(in PLN million)

Transfers from construction in progress to other groups of PPE are presented in additions at cost.

Perpetual usufruct granted to the entities of the Group by virtue of law meets the definition of an asset. In accordance with the Framework for the Preparation and Presentation of Financial Statements prepared by the International Accounting Standards Board an asset is a resource controlled by the enterprise as a result of past events and from which future economic benefits are expected to flow to the enterprise. Accordingly the asset should be recognized at its historical cost. As at the date of the first adoption of IFRS and as at the date of these financial statements, the historical cost of the asset could not be determined reliably and therefore no asset has been recognized in these financial statements, in accordance with SIC-8.

As at 30 June 2004 and 31 December 2003 the carrying amount of property, plant and equipment pledged as security for liabilities were PLN 314 m and PLN 464m, respectively.

Impairment losses presented in the movements of property, plant and equipment are the amounts by which the carrying amounts of the assets exceeded their estimated recoverable amounts. The impairment losses are charged to other operating expenses. Impairment losses recognised during the year 2003 and first half of the year 2004 resulted from the restructuring process of the Company (integration with former CPN units) and mainly relates to idle gasoline warehouses and retail sites.

Fixed assets of the Group are not considered to be investment property under IAS 40.

As of 30 June 2004 and 31 December 2003 construction in progress included:

	30 June 2004 (unaudited)	31 December 2003
Revamping of Olefins II production unit	676	471
Infrastructure of Olefins II	98	48
Construction of biodiesel plant	82	-
Intensification of IFP, Pyrotol, Butadien	41	33
Infrastructure PP III and PE III	19	-
Construction of gasoline warehouse in Ostrow Wielkopolski	17	38
Construction of MOP III	17	-
Construction of underground crude oil and gasoline storage	15	9
Intensification of Aromatics Extraction Installation	15	8
Modernisation of wholesale site in Mosciska	-	26
Increase of production capacity of Biturox installation	1	66
Other construction in progress	75	158
Total	**1,056**	**857**

The Group companies record all scheduled maintenance and repairs as expenses when incurred. Environmental remediation costs are provided for when management has a legal or constructive obligation to restore and clean up the sites or removal of harmful substances (see Note 17).

The amounts of borrowing costs capitalised for the 6 month period ended 30 June 2004 were PLN (48)m and for the 6 month period ended 30 June 2003 were PLN (1)m. The average capitalisation rate in the 6 month period ended 30 June 2004 was (4)% and in the 6 month period ended 30 June 2003 was (1)%.

(in PLN million)

6. Negative goodwill, net

	30 June 2004 (unaudited)	31 December 2003
Centrala Produktow Naftowych "CPN" S.A.	55	61
Anwil S.A.	(257)	(276)
Orlen Deutschland	(70)	(75)
Other	17	17
Total	**(255)**	**(273)**

Net changes in negative goodwill for the 6 month periods ended 30 June 2004 and 30 June 2003 were as follows:

	6 month period ended 30 June 2004 (unaudited)	6 month period ended 30 June 2003 (unaudited)
Gross amount, opening balance	**(402)**	**(322)**
Increase of negative goodwill on acquisition of German activities	-	(185)
Foreign exchange gains/losses on negative goodwill valuation of German activities as at balance sheet date	(1)	(10)
Other additions of goodwill/(negative goodwill)	2	(1)
Gross amount at the end of the period	**(401)**	**(518)**
Accumulated amortisation, opening balance	**129**	**100**
Charge for the period, net	17 [2)]	16 [1)]
Accumulated amortisation at the end of the period	**146**	**116**
Net book value at the end of the period	**(255)**	**(402)**

Negative goodwill does not relate to expected future losses and costs and it is recognised as income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortisable assets.

[1)] PLN (8)m relates to goodwill amortisation and PLN 24m relates to negative goodwill write-off both presented in other operating income/(expenses), net in the consolidated income statement;

[2)] PLN (8)m relates to goodwill amortisation and PLN 25m relates to negative goodwill write-off both presented in other operating income/(expenses), net in the consolidated income statement.

(in PLN million)

7. Intangible assets

	30 June 2004 (unaudited)	31 December 2003
Software	15	12
Patents and trademarks	53	66
Other	43	43
Total	**111**	**121**

The movements of intangible assets in each period were as follows:

	Software	Patents and trademarks	Other	Total
Gross amount				
1 January 2003	16	175	33	224
Additions	2	10	6	18
Acquisition of subsidiaries	7	-	20	27
Disposals	-	(1)	-	(1)
30 June 2003 (unaudited)	**25**	**184**	**59**	**268**
1 January 2004	28	188	66	282
Additions	5	4	4	13
Disposals	-	-	(2)	(2)
30 June 2004 (unaudited)	**33**	**192**	**68**	**293**
Accumulated depreciation				
1 January 2003	13	91	13	117
Amortization charge	1	16	2	19
Acquisitions of subsidiaries	2	-	4	6
Disposals	-	(1)	-	(1)
30 June 2003 (unaudited)	**16**	**106**	**19**	**141**
1 January 2004	16	122	23	161
Amortization charge	2	17	3	22
Disposals	-	-	(1)	(1)
30 June 2004 (unaudited)	**18**	**139**	**25**	**182**
Net book value				
30 June 2003 (unaudited)	**9**	**78**	**40**	**127**
30 June 2004 (unaudited)	**15**	**53**	**43**	**111**

Foreign exchange differences resulting from valuation of Orlen Deutschland are not significant.

(in PLN million)

8. Financial assets

a) available for sale investments

	30 June 2004	31 December 2003	Group interest in capital as at 30 June 2004	Group voting rights	Principal activity
	(unaudited)				
Polkomtel S.A.	436	436	19.61%	19.61%	GSM mobile operator
AW SA Holland II B.V.	61	61	9.22%	9.22%	Dominant company of Autostrada Wielkopolska S.A.
Telewizja Familijna	26	26	11.96%	9.61%	Radio and television related activities
Other	49	29			
Total at cost	572	552			
Impairment	(45)	(40)			
Net value of available for sale investments	**527**	**512**			

b) loan granted

Other loans	21	22
Total	**21**	**22**

c) financial assets held to maturity

Telewizja Familijna S.A. bonds [1)]	26	26
Impairment	(26)	(26)
Net value of financial assets held to maturity	**-**	**-**
Total net value of financial assets	**548**	**534**

[1)] On 8 April 2003 the bankruptcy of Telewizja Familijna S.A. was announced; net book value of shares and bonds as at 30 June 2004 and 31 December 2003 equals 0.

Available for sale investments as shown above are carried at cost less impairment charges since they do not have quoted market prices in an active market and their fair value cannot be reliably measured by alternative valuation methods.

Shares of Polkomtel S.A., a Polish GSM mobile operator, are presented at historical cost of PLN 436m (19.61% interest) as at 30 June 2004. There are three other shareholders of Polkomtel with approximately 19% ownership interest and several other minority shareholders.

As at 30 June 2004 the Company had 9.22% share in AW S.A. Holland II B.V. share capital at total purchase price of PLN 61m. The company is the dominant holding company of Autostrada Wielkopolska S.A. that bears

(in PLN million)

a licence to develop certain motorways in Poland. The Company owns a put option for shares of AW S.A. exercisable on each demand of PKN ORLEN till 31 December 2006 and call option valid till 7 January 2038 if Kulczyk Holding withdraws from the investment. Management of the Company believes that both options are fully exercisable. Additionally PKN ORLEN S.A. provided Kulczyk Holding S.A. with a call option on AWSA Holland II B.V. realisable on each demand between 1 January 2005 and 31 December 2006.

Shares of AWSA have no active market and, according to the Management Board, their fair value cannot be reliably measured, so both put option, as well as call option was not valuated. Shares were presented in the balance sheet at purchase price.

9. Investments accounted for using equity method

a) As at 30 June 2004 and 31 December 2003 the Group's investments accounted for using equity method were as follows:

	Recorded value using equity method as at		Group interest in equity as at 30 June 2004	Principal activity
	30 June 2004 (unaudited)	31 December 2003		
Basell Orlen Polyolefins Sp. z o.o.	411	384	50%	production, distribution and sales of polyolefin
Naftoport Sp. z o.o.	49	52	48.71%	Construction, operation and maintenance of loading station for liquid fuel
Other	57	57		
Total	**517**	**493**		

10. Inventories

	30 June 2004 (unaudited)	31 December 2003
Finished goods	1,026	971
Work in progress (semi-products)	350	285
Goods for resale	240	260
Materials and production supplies	1,749	1,542
Net inventories	**3,365**	**3,058**

The inventory write-offs to net realisable value amounted to PLN 3m in the 6 month period ended 30 June 2004 and PLN 2m for the 6 month period ended 30 June 2003.

As at 30 June 2004 the carrying amount of inventories valued at net realisable value was PLN 66m whereas at 31 December 2003 the carrying amount of inventories valued at net realisable value was PLN 71m.

As at 30 June 2004 and 31 December 2003 the carrying amounts of inventories pledged as security for liabilities were PLN 54m and PLN 37m, respectively.

Starting from year 2002 the level of mandatory reserves is created on the basis of a schedule defined by the Decree of Ministry of Economy dated 14 June 2002 (Journal of Law no 84. position 756) as to reach the level of 76 days of production or imports less export of the entity as at the end of 2008 (moreover the Ministry adequate for economy is responsible for setting economic fuel reserves: for liquid fuel in the quantity equal to 14 fuel consumption days in the current year). As at 30 June 2004 and 31 December 2003 the value of obligatory inventory reserves in the Group amounted to PLN 1,257m and PLN 1,064 m.

(in PLN million)

11. Trade and other receivables

	30 June 2004 (unaudited)	31 December 2003
Trade receivables	2,438	2,027
Tax receivables	178	226
Investment receivables (due to disposal of stake in NOM)	112	112
Other receivables	774	465
Gross receivables	3,502	2,830
Less allowance for doubtful debts	(317)	(317)
Net receivables	**3,185**	**2,513**

Total receivables include PLN 442m of amounts in foreign currencies as at 30 June 2004 and PLN 421m of amounts in foreign currencies as at 31 December 2003. Trade receivables relate primarily to the sales of finished goods and sales of goods bought for resale.

Concentrations of credit risk relating to trade receivables are limited due to the large number of customers comprising the Group's customer base and their dispersion across many different industries principally in Poland and Germany.

The normal repayment periods of receivables related to sales is 14 to 30 days.

Maximum credit risk amounts to PLN 2,745m. The Management believes that risk of doubtful receivables is reflected by the set allowance for doubtful accounts.

The impairment charges and changes therein for the 6 month periods ended 30 June 2004 and 30 June 2003 were as follows:

	6 month period ended 30 June 2004 (unaudited)	6 month period ended 30 June 2003 (unaudited)
Allowance, beginning of year	317	292
Increase	31	76
Released	(30)	(33)
Written off	(1)	(5)
Allowance, end of period	**317**	**330**

12. Short-term investments

Short-term investments as at 30 June 2004 and 31 December 2003 included bonds and other short term securities amounting to PLN 298m and PLN 67m respectively, including:

	30 June 2004 (unaudited)	31 December 2003
Held-for-trading	288	52
Held-for-maturity	9	14
Loans granted and own receivables	1	1
Total	**298**	**67**

(in PLN million)

13. Deferred costs

	30 June 2004 (unaudited)	31 December 2003
Prepayments	85	37
Other	54	43
	----	----
Total	**139**	**80**
	====	====

14. Cash and cash equivalents

	30 June 2004 (unaudited)	31 December 2003
Cash on hand and in bank	783	514
Cash in transit and cash equivalents	54	48
	----	----
Total	**837**	**562**
	====	====

Total cash and cash equivalents include PLN 640m of amounts in foreign currencies as at 30 June 2004 and PLN 331m as at 31 December 2003.

Concentration of credit risk relating to cash and cash equivalents is limited because the Group places its cash mainly with several well-established Polish and international banks.

15. Minority interests

The minority interests represent the net assets of subsidiaries attributable to interests that are not owned, directly or indirectly through subsidiaries, by the Company.

	30 June 2004 (unaudited)	30 June 2003* (unaudited)
Minority interests		
Beginning of the period	427	412
Change in the Groups' share of equity	(14)	(18)
Minority interest in the profit/loss of the Group's entities	24	17
	----	----
End of the period	**437**	**411**
	====	====

* changes include a period of 6 months

(in PLN million)

Minority interests consist of interest of minority shareholders in the following subsidiaries:

	30 June 2004 (unaudited)	31 December 2003
Capital Group Anwil S.A.	227	207
Capital Group Rafineria Trzebinia S.A.	84	75
Capital Group Rafineria Nafty Jedlicze S.A.	34	33
Inowroclawskie Kopalnie Soli "Solino" S.A.	24	22
Other	68	90
Total	**437**	**427**

16. Interest bearing borrowings

	Note	30 June 2004 (unaudited)	31 December 2003
Bank loans	(a)	2,328	2,918
Other loans and borrowings	(b)	29	36
Short terms bonds	(c)	75	77
Total		**2,432**	**3,031**
Less:			
Short-term portion		463	1,195
Long-term portion		1,969	1,836

As at 30 June 2004 principal repayments fall due on:

	30 June 2004 (unaudited)
12 months till 30 June 2005	463
1 July 2005 – 30 June 2007	205
Thereafter	1,764
Total	**2,432**

The value of loans raised by the Group decreased by PLN 599m in the 6 month period ended 30 June 2004. Change of the value of loans results mostly from:

- partial proceeds from loan:
  EUR 56m within the dual currency loan agreement*
- Issuance of bonds
  PLN 159m
- raising of a loan in PLN in PKO BP S.A. amounting to PLN 94m and in BPH S.A amounting to PLN 4m
- repaying of loans in foreign currencies
  EUR 25m in PeKaO S.A.
- repaying of PLN loans
  PLN 47m in Millenium Bank S.A.

(in PLN million)

PLN 330m in PKO BP S.A.
PLN 100m in PeKaO S.A.
PLN 26m in BH S.A.
PLN 13m in ING Bank Slaski SA
PLN 8m in BPH PBK S.A.
PLN 4m in Kredyt Banku

- Repaying of loans in German companies
  EUR 60m
- Redemption of bonds
  PLN 161m

* The Syndicated Agreement on dual currency (EUR 500m) was signed 29 July 2003. The loan will be repaid in total in 2008. The loan can be utilized in EUR as well as in USD.

(a) **Bank loans analysed by currency are as follows:**

		30 June 2004 (unaudited)	31 December 2003
Polish Zloty	(1)	541	897
U.S. Dollar	(2)	826	839
Swiss Franc	(3)	18	22
EURO	(4)	943	1,160
Total		**2,328**	**2,918**

(in PLN million)

As of 30 June 2004 and 31 December 2003 fixed rates and margins relating to loans with floating rates were following:

		Polish Zloty (1)	
30 June 2004	**Amount**	**Lowest rate (%)**	**Highest rate (%)**
Floating rate	541		
O/N WIBOR		-	3.30%
T/N WIBOR		0.50%	1.00%
1W WIBOR		0.60%	2.50%
1M WIBOR		0.03%	4.10%
3M WIBOR		0.40%	1.00%
6M WIBOR		-	0.95%
NBP discount rate		0.250	0.375
Total Polish Zloty	**541**		
		U.S. Dollar (2)	
30 June 2004	**Amount**	**Lowest rate (%)**	**Highest rate (%)**
Floating rate	826		
1W LIBOR		-	0.60%
1M LIBOR		-	1.00%
3M LIBOR		-	0.40%
Total U.S. Dollar	**826**		
		Swiss Franc (3)	
30 June 2004	**Amount**	**Lowest rate (%)**	**Highest rate (%)**
Floating rate	18		
3M LIBOR		-	1.00%
Total Swiss Franc	**18**		
		EURO (4)	
30 June 2004	**Amount**	**Lowest rate (%)**	**Highest rate (%)**
Fixed rate	242	4.17%	7.90%
Floating rate	701		
3M LIBOR		-	1.00%
1M EURIBOR		-	0.20%
3M EURIBOR		0.40%	0.45%
Total EURO	**943**		
Total	**2,328**		
		Polish Zloty (1)	
31 December 2003	**Amount**	**Lowest rate (%)**	**Highest rate (%)**
Floating rate	897		
T/N WIBOR		0.15%	1.00%
1W WIBOR		0.60%	2.50%
1M WIBOR		0.02%	3.20%
3M WIBOR		0.40%	1.00%
6M WIBOR		-	0.95%
NBP discount rate		0.250	0.375
Total Polish Zloty	**897**		
		U.S. Dollar (2)	
31 December 2003	**Amount**	**Lowest rate (%)**	**Highest rate (%)**
Floating rate	839		
1W LIBOR		-	0.60%
1M LIBOR		-	1.00%
3M LIBOR		-	0.45%
Total U.S. Dollar	**839**		
		Swiss Franc (3)	
31 December 2003	**Amount**	**Lowest rate (%)**	**Highest rate (%)**
Floating rate	22		
3M LIBOR		-	1.00%
Total Swiss Franc	**22**		
		EURO (4)	
31 December 2003	**Amount**	**Lowest rate (%)**	**Highest rate (%)**
Fixed rate	163	4.17%	7.90%
Floating rate	997		
3M LIBOR		0.45%	1.00%
1M EURIBOR		0.16%	0.50%
3M EURIBOR		-	0.45%
6M EURIBOR		-	0.30%
Total EURO	**1,160**		
Total	**2,918**		

(in PLN million)

The basic interest rates as of 30 June 2004 and 31 December 2003 were as presented:

	30 June 2004	31 December 2003
O/N Wibor	5,72%	5,33%
T/N Wibor	5,75%	5,33%
1W Wibor	5,70%	5,35%
1M Wibor	5,75%	5,41%
3M Wibor	6,05%	5,60%
6M Wibor	6,41%	5,69%
1 M Euribor	2,075%	2,101%
3 M Euribor	2,120%	2,124%
6 M Euribor	2,195%	2,168%
1W Libor (USD)	1,3500%	1,0888%
1M Libor (USD)	1,3688%	1,1200%
3M Libor (USD)	1,6100%	1,1519%
1M Libor (EUR)	2,0750%	2,1001%
3M Libor (EUR)	2,1200%	2,1230%
3M Libor (CHF)	0,4983%	0,2600%
NBP discount rate	6,25%	5,75%

In the first half of 2004 the average effective interest rate for loans in Polish Zloty was 6.12% and for loans in other currencies was 2.03%.

As at 30 June 2004 PLN 574m of Group's assets were pledged as collateral for loans, compared with PLN 554m as at 31 December 2003.

(b) Other loans and borrowings

	30 June 2004 (unaudited)	31 December 2003
Bank Ochrony Środowiska S.A.	1	-
Wojewodzki Fundusz Ochrony Srodowiska i Gospodarki Wodnej (Voivodship Fund for Environmental Care)	-	1
Narodowy Fundusz Ochrony Srodowiska (National Fund for Environmental Care)	28	35
Total	**29**	**36**

As at 30 June 2004 other loans and borrowings were subject to floating interest rates at 1.56% - 9.0%, compared to 1.44% - 9.0% as at 31 December 2003.

(c) Bonds issued by PKN ORLEN

Bonds issued by PKN ORLEN and presented in balance sheet as at 30 June 2004, are denominated in PLN and they are subject to interest rates at 5.93% – 5.99% and are repayable in the third quarter 2004.

The Group continuously monitors the achievable interest rates and attempts to replace its loans with more favourable ones in response to market conditions.

The Group utilises loans both in PLN and foreign currencies that bore mainly floating rates.

Based on arrangements made with their banks the Group had unused floating rate loan facilities of PLN 1,346m as at 30 June 2004.

Fair value of loans and borrowings is similar to their balance sheet value because the loan terms reflect currently market conditions.

(in PLN million)

17. Provisions

	30 June 2004 (unaudited)	31 December 2003
Environmental provisions	438	407
Jubilee awards and retirement bonuses	170	159
Penalties, compensation, other	55	22
Other provisions	29	28
Total	**692**	**616**

The Group companies have a legal or constructive obligation to restore a significant number of contaminated retail and wholesale sites as well as production sites as a result of potential risk. An evaluation of the sites and an estimation of remediation costs were performed in years 2000-2003 based on independent experts' analyses. The amount of environmental provision was reassessed by the Management on the basis of independent professional consultants' reports and represents Management's best estimate of future costs assuming average level of parameters influencing estimated costs.

The movements in each period were as follows:

	Environmental provision	Jubilee awards and retirement bonuses	Penalties and compensations, other	Other provisions	Total
1 January 2003	380	150	29	17	576
Charge	5	26	31	6	68
Use of provision	(5)	(13)	(3)	(10)	(31)
Release	(7)	(3)	(13)	(2)	(25)
Change in the Group	-	(10)	-	-	(10)
30 June 2003 (unaudited)	**373**	**150**	**44**	**11**	**578**
1 January 2004	407	159	22	28	616
Charge	37	28	33	7	105
Use of provision	(4)	(15)	-	(1)	(20)
Release	(2)	(2)	-	(5)	(9)
Change the in Group	-	-	-	-	-
30 June 2004 (unaudited)	**438**	**170**	**55**	**29**	**692**

(in PLN million)

18. Trade, other payables and accrued expenses

Trade and other payables and accrued expenses consist of the following:

	30 June 2004 (unaudited)	31 December 2003
Trade payables	2,493	2,172
Taxes and social security	1,431	836
Social funds	56	46
Dividend payables	278	-
Holiday pay accrual	25	23
Wages and salaries	16	14
Loyalty program	51	48
Accruals and other liabilities	63	92
Total	**4,413**	**3,231**

The social fund ("the Fund"), classified as a short-term employee benefit, is an employer's obligation based on the government mandated calculation based on the number of employees and the monthly minimum wage in Poland. The amounts calculated under this formula must be used for the benefits of the employees.

The difference between liabilities of the social fund and cash of the Fund stands for receivables from employees (borrowings). Cash on bank accounts of the Fund is blocked and cannot be used by the Group for its own benefit.

Trade and other payables and accrued expenses include PLN 1,909m and PLN 1,986m of amounts denominated in foreign currencies, respectively as at 30 June 2004 and 31 December 2003. Balance sheet value of short-term trade payables approximates their fair value, because trade payables are of a short-term nature.

19. Deferred income

	30 June 2004 (unaudited)	31 December 2003
Prepayments received	11	-
Grants	8	8
Other	3	6
Total	**22**	**14**

(in PLN million)

20. Shareholders' equity

The share capital as at 30 June 2004 represented by the parent company's share capital is PLN 534m, divided into 427,709,061 shares with nominal value of PLN 1.25 each.

The share capital consisted of the following share series as of 30 June 2004 and 31 December 2003:

Share series	Number of shares issued at 30 June 2004	Number of shares issued at 31 December 2003	Number of shares authorised at 30 June 2004	Number of shares authorised at 31 December 2003
A series	336,000,000	336,000,000	336,000,000	336,000,000
B series	6,971,496	6,971,496	6,971,496	6,971,496
C series	77,205,641	77,205,641	77,205,641	77,205,641
D series	7,531,924	7,531,924	7,531,924	7,531,924
	427,709,061	**427,709,061**	**427,709,061**	**427,709,061**

In Poland, each new issuance of capital is labelled as a new series of shares. All of the above series have the exact same rights.

During the year 2003 7,531,924 bonds were converted into shares as an effect of the execution of the management options program. On 20 November 2003 District Court for capital city of Warsaw registered the increase in PKN ORLEN share capital. As at 31 December 2003 the program was closed.

Revaluation reserves result from the obligatory revaluation of fixed assets. Revaluations of property, plant and equipment were generally performed as mandated based on rates set by the Central Statistics Office ("GUS") and were designed to reflect the level of inflation. These amounts are not distributable.

Reserves available for distribution, according to Polish law (Commercial Code set certain restrictions in relation to periods for which dividends can be paid) as at 30 June 2004 amounted to PLN 2,951m (period between 1999-2004) compared to PLN 2,204m as at 31 December 2003 (period 1999-2003). PKN ORLEN is authorised to pay dividends to the extent of distributable reserves available under Polish Accounting Standards on a stand-alone reported basis.

During the 6 month period ended 30 June 2004 the Company did not pay any dividends to its shareholders. On 24 June 2004, the General Shareholder's Meeting approved a resolution to pay-out dividend from profit made in 2003 in September 2004 in the amount of PLN 278m, which represents PLN 0.65 zloty per share. During the year ended 31 December 2003 the Company paid dividends in the amount of PLN 59m related to the year 2002, which represents PLN 0.14 zloty per share.

Earnings per share calculation and diluted earnings per share calculation are presented below.

	6 month period ended 30 June 2004 (unaudited)	3 month period ended 30 June 2004 (unaudited)	6 month period ended 30 June 2003 (unaudited)	3 month period ended 30 June 2003 (unaudited)
Weighted average common stock outstanding	427,709,061	427,709,061	420,177,137	420,177,137
Net profit for the period per share (in zloty per share)	2.33	1.40	1.23	0.38

As at 30 June 2004 and 30 June 2003 there were no dilutive effect that could have had impact on the above statement.

21. Segment reporting

Business segments

The Group's activities are conducted through two major operating divisions: Refining and Marketing (R&M) and Chemicals (C).

- The Refining and Marketing (R&M) includes crude oil refining, storage, wholesale and retail trading of refinery products.
- The Chemicals (C) includes mainly production and trading of petrochemical products by PKN ORLEN and fertilisers and PVC by Anwil S.A.

Other operations include mainly support activities in PKN ORLEN, transport activities and repair and construction activities performed by the Company's subsidiaries.

Segment profit and segment assets have been determined before making intersegment adjustments as appropriate. Sales prices between business segments approximate market values. Segment costs have been allocated as appropriate based on rationale, other segment costs not determined, have been included as unallocated corporate expenses, reconciling total segment results to profit from operations.

POLSKI KONCERN NAFTOWY ORLEN S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in PLN million)

Revenues, costs and financial result in segments

	Refining and Marketing				Chemicals				Other operations				Eliminations				Total			
	for the period of				for the period of				for the period of				for the period of				for the period of			
	6 mths	3 mths	6 mths	3 mths	6 mths	3 mths	6 mths	3 mths	6 mths	3 mths	6 mths	3 mths	6 mths	3 mths	6 mths	3 mths	6 mths	3 mths	6 mths	3 mths
	ended 30 June 2004		ended 30 June 2003		ended 30 June 2004		ended 30 June 2003		ended 30 June 2004		ended 30 June 2003		ended 30 June 2004		ended 30 June 2003		ended 30 June 2004		ended 30 June 2003	
Revenue																				
External sales	11,589	6,392	9,052	5,093	1,822	869	1,606	724	321	146	237	116	-	-	-	-	13,732	7,407	10,895	5,933
Inter-segment sales	1,911	1,210	1,679	762	668	351	690	315	398	176	566	292	(2,977)	(1,737)	(2,935)	(1,369)	-	-	-	-
Value of hedge transactions settlements		-	-	-	21	21	-	-	-	-	-	-	-	-	-	-	21	21	-	-
Total revenue	13,500	7,602	10,731	5,855	2,511	1,241	2,296	1,039	719	322	803	408	(2,977)	(1,737)	(2,935)	(1,369)	13,753	7,428	10,895	5,933
Total costs	**(12,376)**	**(6,870)**	**(10,016)**	**(5,640)**	**(2,193)**	**(1,112)**	**(2,136)**	**(970)**	**(643)**	**(281)**	**(778)**	**(409)**	**2,977**	**1,737**	**2,935**	**1,369**	**(12,235)**	**(6,526)**	**(9,995)**	**(5,650)**
Other operating income	79	49	61	18	31	17	145	16	12	5	17	13					122	71	223	47
Other operating costs	(188)	(171)	(101)	(35)	(10)	(8)	(13)	(3)	(29)	(20)	(28)	(14)					(227)	(199)	(142)	(52)
Result																				
Segment result	1,015	610	675	198	339	138	292	82	59	26	14	(2)		-	-	-	1,413	774	981	278
Unallocated corporate revenue																	2	1	14	2
Unallocated corporate expenses																	(251)	(116)	(230)	(105)
Profit from operations																	**1,164**	**659**	**765**	**175**
Financial income																	180	61	132	56
Financial expenses																	(140)	(16)	(170)	(7)
Share of net profits of entities consolidated using equity accounting	-	-	-	-	31	19	18	10	15	10	3	1					46	29	21	11
Profit before income tax																	**1.250**	**733**	**748**	**235**
Income taxes																	(231)	(128)	(216)	(64)
Minority interests																	(24)	(7)	(17)	(11)
Net profit																	**995**	**598**	**515**	**160**

(in PLN million)

Other information in segments

	Refining and Marketing		Chemicals		Other Operations		Eliminations		Total	
	as at 30 June 2004	as at 31 December 2003	as at 30 June 2004	as at 31 December 2003	as at 30 June 2004	as at 31 December 2003	as at 30 June 2004	as at 31 December 2003	as at 30 June 2004	as at 31 December 2003
Other Information										
Segment assets	11,814	11,571	2,639	2,268	1,756	1,968	(205)	(101)	16,004	15,706
Investments in entities accounted for using the equity method	3	3	418	394	96	96	-		517	493
Unallocated corporate assets									2,016	950
Total assets									**18,537**	**17,149**
Segment liabilities	3,747	2,798	413	367	339	369	(203)	(100)	4,296	3,434
Unallocated corporate liabilities									3,585	3,778
Total liabilities									**7,881**	**7,212**

The Group's significant assets as at 30 June 2004 and 30 June 2003 were located in Poland and Germany (except for cash and cash equivalents deposited in Czech in Komercni Banka A.S. in Prague amounting to PLN 186 thousand as at 30 June 2004), where also the capital expenditures were incurred during the 6 month periods ended 30 June 2004 and 30 June 2003.

(in PLN million)

Other information in segments – continued

	Refining and Marketing				Chemicals				Other Operations				Total			
	for the period of				for the period of				for the period of				for the period of			
	6 moths	3 moths	6 moths	3 moths	6 moths	3 moths	6 moths	3 moths	6 moths	3 moths	6 moths	3 moths	6 moths	3 moths	6 moths	3 moths
	ended 30 June 2004		ended 30 June 2003		ended 30 June 2004		ended 30 June 2003		ended 30 June 2004		ended 30 June 2003		ended 30 June 2004		ended 30 June 2003	
Property, plant, equipment and intangible assets expenditure	255	159	342	208	273	125	133	71	29	15	63	53	557	299	538	332
Property, plant, equipment and intangible assets expenditure unallocated to segments													15	11	20	14
Total property, plant, equipment and intangible assets expenditure													**572**	**310**	**558**	**346**
Segment depreciation	419	210	404	211	114	57	102	38	74	37	85	41	607	304	591	290
Unallocated assets depreciation													19	10	18	9
Total depreciation													**626**	**314**	**609**	**299**
Non-cash expenses other than depreciation	**74**	**28**	**73**	**31**	**7**	**6**	**9**	**3**	**14**	**6**	**21**	**9**	**95**	**40**	**103**	**43**

(in PLN million)

Geographical segments

As a result of acquisition of financial assets in Germany, beginning on 1 March 2003, the Group operates in Poland and in Germany. The following table shows the distribution of the Group's consolidated sales by geographical market segmental reporting for business segments for the 6 and 3 month periods ended 30 June 2004 and 30 June 2003.

Sales revenue divided into geographical segments

Segment:	Refining and Marketing for the period of				Chemicals for the period of				Other Operations for the period of				Total for the period of			
	6 moths	3 months	6 moths	3 moths	6 moths	3 moths	6 moths	3 moths	6 moths	3 moths	6 moths	3 moths	6 moths	3 moths	6 moths	3 moths
	ended 30 June 2004		ended 30 June 2003		ended 30 June 2004		ended 30 June 2003		ended 30 June 2004		ended 30 June 2003		ended 30 June 2004		ended 30 June 2003	
Export sales	486	288	303	150	418	197	412	182	11	4	8	6	915	489	723	338
Domestic sales	6,930	3,858	6,309	3,146	1,404	672	1,194	542	310	142	229	110	8,644	4,672	7,732	3,798
Sales in Germany	4,173	2,246	2,440	1,797	-	-	-	-	-	-	-	-	4,173	2,246	2,440	1,797
Value of hedge transactions settlements	-	-	-	-	21	21	-	-	-	-	-	-	21	21	-	-
Total external revenue	**11,589**	**6,392**	**9,052**	**5,093**	**1,843**	**890**	**1,606**	**724**	**321**	**146**	**237**	**116**	**13,753**	**7,428**	**10,895**	**5,933**

(in PLN million)

22. Financial instruments

(a) Derivative transactions – swap

The purpose of risk management is to reduce the volatility of cash flows and financial result using derivatives to hedge the main factors influencing their volatility.

According to „Market risk management policy in PKN ORLEN S.A." the reduction of the volatility of cash flows related to the statutory activities is the Company's major goal in terms of market risk management. The Group companies manage the risk to which they are exposed, reduce the volatility of future cash flows and limit the potential losses caused by the occurrence of events which might have negative impact on the companies' results or endanger their continuity of activities. Market risk management includes processes of identification, measurement and definition of risk reduction, taking into consideration aspects of exchange rates, interest rates and goods prices fluctuations.

The main purpose of derivative transactions concluded by the Company in year 2003 was to minimize the exchange rate risk. They decrease the vulnerability of revenues from sales of petrochemical segment denominated in EUR. Revenues from the execution of contracts on sale of petrochemicals, although expressed in PLN, are dependant on EUR to PLN exchange rate. To hedge its revenues exposed to foreign currency risk the Company uses currency-interest swap transactions.

As a result of the derivative transactions, which characteristic of market changes is adversely correlated with changes in revenues from sale of petrochemical products, the Company, in the first half of the year 2004, significantly reduced fluctuations of revenues from sale of above mentioned products expressed in PLN.

Application of derivative instruments requires implementation of hedge accounting in order to minimize the impact of the instruments' fair value changes on income statement. At the moment there is IT software supporting hedge accounting being implemented in the Company. Within frameworks of that project instruments that could be used for hedge will be precisely specified and hedge items will be defined.

In accordance with "Market risk management guidelines in PKN Orlen" speculative transactions are not allowed. All concluded transactions are associated with real transactions and are a measure of reducing the risk arising from those real transactions.

Hedge transactions:

	Financial assets –hedge transactions – derivative instruments	Financial liabilities –hedge transactions – derivative instruments
Fair value as at 31 December 2003	**53**	**-**
increases	21	-
decreases	-	-
Fair value as at 30 June 2004 (unaudited)	**74**	**-**

Derivative transactions – continuation

Swap transactions – in Dominant Company

Company	Type of transaction	Opening transaction date	Period of transaction	Nominal amount (in million PLN)	Interest rate**	Exchange rate** (PLN/EUR)
PKN ORLEN S.A.	Currency-interest swap depreciated using the straight-line method*	08.10.2003	20.10.2003 - 29.09.2006	224	2.4%	4.5
PKN ORLEN S.A.	Currency-interest swap depreciated using the straight-line method*	10.10.2003	20.10.2003 - 29.09.2006	224	2.4%	4.5
PKN ORLEN S.A.	Currency-interest swap depreciated using the straight-line method*	15.10.2003	20.10.2003 - 29.09.2006	226	2.4%	4.6
PKN ORLEN S.A.	Currency swap depreciated using the straight-line method*	17.12.2003	18.12.2003 - 30.11.2006	815	0.0%	5.5

* derivatives as at the end of each period are valued at their fair value, whereas every month interest is accrued on not depreciated base value of the derivative
** interest rates and exchange rates rounded to one decimal.

Date of payments of interests of the amount bought forward	Date of payments of the amount sold forward	Amount received by the PKN ORLEN S.A. in 6 months period to 30 June 2004 (in million PLN)	Amount paid by PKN ORLEN S.A. in 6 months period to 30 June 2004 (in million PLN)	Total fair value, net as at 30 June 2004 (in million PLN)	Total fair value, net as at 30 June 2003 (in million PLN)
Last working day of the month	-	21	-	74	-

(in PLN million)

Derivative transactions – continuation

Swap transactions – in subsidiary

Subsidiary Anwil S.A. entered into foreign exchange and interest rate swap in order to hedge the foreign exchange risk arising from foreign currency loan incurred. Data concerning the following swap as at 30 June 2004 and 31 December 2003 are presented in the table below:

Company	Bank	Type of transaction	Opening transaction date	Closing transaction date	Amount bought forward	Amount sold forward	Interest rate for the amount bought forward	Interest rate for the amount sold forward
Anwil S.A.	Bank Millennium SA	Currency – interest swap	03.01.2003	08.04.2004	12 EUR	49 PLN	6M EURIBOR + 0.0%	6M WIBOR + 0.05%

Date of payments of interests on the amount bought forward	Date of payments of interests on the amount sold forward	Amount of interests received by ANWIL S.A. in the 6 month period to 30 June 2004	Amount of interests paid by ANWIL S.A. in the 6 month period to 30 June 2004	Fair value at 30 June 2004	Fair value at 30 June 2003
every 6 months from 08.10.2003 to 08.04.2004	every 6 months from 08.10.2003 to 08.04.2004	-	-	-	3

In relation to above transaction concluded by Anwil S.A. hedge accounting was used according to the rules accepted for cash flow hedges.

(in PLN million)

(b) Changes of particular categories of financial assets

Changes in particular categories of financial assets (except for cash and cash equivalents) and financial liabilities of the Group in the 6 month periods ended 30 June 2004 and 12 months ended 31 December 2003 are the following:

Balance sheet value, net	Financial assets held for trading	Financial assets held to maturity	Financial assets available for sale	Loans granted and own receivables	Financial liabilities held for trading
1 January 2003	23	42	502	106	3
- increases	35	204	2	24	7
- decreases	(13)	(225)	(3)	(12)	-
30 June 2003	**45**	**21**	**501**	**118**	**10**
(unaudited)					
Balance sheet items					
Long term investments	-	-	501	115	-
Short term receivables	-	-	-	-	-
Short term investments	31	21	-	1	-
Other financial assets	14	-	-	2	-
Short term liabilities	-	-	-	-	10
Total	**45**	**21**	**501**	**118**	**10**

The value of long term financial assets available for sale valued at adjusted purchase price as at 30 June 2003 amounted to PLN 501m and included mainly shares with no active market.
The Group presents derivatives of positive fair value as financial assets held for trading, whereas derivatives of negative fair value as financial liabilities held for trading.

(in PLN million)

Balance sheet value, net	Financial assets held for trading	Financial assets held to maturity	Financial assets available for sale	Loans granted and own receivables	Financial liabilities held for trading
1 January 2004	**141**	**15**	**512**	**22**	**27**
- increases	1,378*	63	124	2	6
- decreases	(1,224)*	(66)	(30)	(2)	(24)
30 June 2004 (unaudited)	**295**	**12**	**606**	**22**	**9**
Balance sheet items					
Long term investments	-	3	523	21	-
Short term receivables	-	-	-		-
Short term investments	288	9	-	1	-
Other financial assets	7	-	83	-	-
Short term liabilities	-	-	-	-	9
Total	**295**	**12**	**606**	**22**	**9**

* in accordance with IAS 7 increases/decreases from cash flow statement were taken in net value

Value of long term financial assets available for sale valued at adjusted purchase price as at 30 June 2004 amounted to PLN 523m and included mainly shares and stakes with no active market.

Value of other financial assets available for sale valued at fair value as at 30 June 2004 includes hedging instruments of the Dominant Company.

Fair value of financial assets held for trading as at 30 June 2004 included among others derivatives and embedded derivatives amounting to PLN 7m and participation units in investment funds amounting to PLN 53m.

*According to IAS 7 in cash flow statements increases/decreases were presented in net amount

(in PLN million)

23. Operating costs by kind

	6 month period ended 30 June 2004 (unaudited)	3 month period ended 30 June 2004 (unaudited)	6 month period ended 30 June 2003 (unaudited)	3 month period ended 30 June 2003 (unaudited)
Raw materials and energy	5,537	2,939	5,348	2,582
Cost of goods bought for resale*	4,910	2,651	2,883	1,990
External services	853	452	807	450
Payroll and benefits (staff costs)	551	295	542	296
Depreciation and amortisation	626	313	609	299
Taxes and charges	146	62	144	55
Other	366	306	293	155
	12,989	7,018	10,626	5,827
Adjusted by:				
Change in inventories, deferred and accrued costs	(245)	(168)	(203)	10
Internal costs capitalised	(31)	(9)	(56)	(30)
Operating costs	**12,713**	**6,841**	**10,367**	**5,807**

*Increase in value of cost of goods bought for resale in the period of six months ended 30 June 2004 results from purchase of business in Germany, which consists of retail entities.

24. Financial income and expenses, net

	6 month period ended 30 June 2004 (unaudited)	3 month period ended 30 June 2004 (unaudited)	6 month period ended 30 June 2003 (unaudited)	3 month period ended 30 June 2003 (unaudited)
Interest expense	(35)	(11)	(80)	(40)
Foreign exchange losses	(89)	(17)	(66)	-
Interest income	15	9	28	17
Foreign exchange gains	76	47	6	42
Profit from sale of shares, securities	7	6	28	28
Dividends received	68	-	47	-
Other, net	(2)	11	(1)	2
Total	**40**	**45**	**(38)**	**49**

(in PLN million)

25. Income tax

	6 month period ended 30 June 2004 (unaudited)	3 month period ended 30 June 2004 (unaudited)	6 month period ended 30 June 2003 (unaudited)	3 month period ended 30 June 2003 (unaudited)
Current income tax charge	(257)	(161)	(212)	(71)
Deferred tax	26	33	(4)	7
	-------	-------	-------	-------
Total	**(231)**	**(128)**	**(216)**	**(64)**
	====	====	====	====

The Group does not constitute a tax group under Polish legislation. Therefore, each company in the Group is a separate taxpayer.

According to the Polish tax regulations, the tax rate in 2004 was 19% and in 2003 it was 27%. Change of the tax rate was introduced by the act dated 12 November 2003 (Dz. U. No.: 202 item 1957) and was effective from 1 January 2004. The change caused reassessment of net deferred tax liability, by PLN 61m (decrease of net deferred tax liability) in the year ended 31 December 2003.

The reconciliation between the reported income tax expense and the theoretical amount arising by applying the statutory income tax rates is as follows:

	6 month period ended 30 June 2004 (unaudited)	3 month period ended 30 June 2004 (unaudited)	6 month period ended 30 June 2003 (unaudited)	3 month period ended 30 June 2003 (unaudited)
Profit before income tax	**1.250**	**733**	**748**	**235**
	----	----	----	----
Income tax calculated at statutory rate (19% - 2004; 27% - 2003)	(238)	(139)	(202)	(64)
Permanent differences, including amortization of goodwill and negative goodwill	9	(2)	(13)	3
Other	(2)	13	(1)	(3)
	----	----	----	----
Income tax expense for the year	**(231)**	**(128)**	**(216)**	**(64)**
	===	===	===	===
Effective tax rate	19%	17%	29%	27%

(in PLN million)

The net deferred tax liability as at 30 June 2004 and 31 December 2003 consists of the following:

	30 June 2004 (unaudited)	31 December 2003
Deferred tax assets:		
Deferred tax on environmental charges	83	77
Jubilee and retirement costs provisions	22	30
Unrealised foreign exchange loss	-	10
Other	46	52
Deferred tax assets – total	151	169
Deferred tax liabilities:		
Investment tax allowance	(209)	(225)
Capitalisation of borrowing costs	(70)	(86)
Difference between tax and accounting carrying amount	(65)	(60)
Unrealised foreign exchange gains	(12)	-
Revaluation of assets to fair value relating to acquisition of majority stake of Anwil S.A.	(14)	(20)
Difference in contribution in kind – BOP	(19)	(19)
Other	(22)	(37)
Deferred tax liabilities – total	(411)	(447)
Net deferred tax liabilities	(260)	(278)

As the companies in the Group are not subject to group taxation and relief, the deferred tax assets and liabilities in the individual companies must be evaluated on a standalone basis. As a result, the consolidated balance sheets reflect deferred tax assets of PLN 23m as at 30 June 2004 and PLN 15m as at 31 December 2003 and deferred tax liabilities of PLN 283m as at 30 June 2004 and PLN 293m as of 31 December 2003.

Under Polish tax regulations, taxpayers could have reduced the taxable income by the costs of purchasing qualifying fixed assets acquired in a given tax year (investment tax allowance deduction). In addition, the taxable income could have been further reduced in the following year by 50% of the previous year deduction (investment tax allowance bonus).

Resulting from changes in income tax law, the above described tax incentives have been only available in year 2002 in relation to the continued investment projects begun before 2001. In all other cases, the investment incentives are no longer available. Investment tax allowance bonus earned due to investment tax allowance in 2002 was deducted from tax in the year ended 31 December 2003.

(in PLN million)

26. Operating leases

Operating lease agreements are mainly in respect of the lease of buildings, computer equipment and vehicles. The lease expenses for the 6 month period ended 30 June 2004 were PLN 2 million and for the 6 month period ended 30 June 2003 were PLN 3 million.

Future minimum lease payments under non-cancellable operating leases as at 30 June 2004 were as follows:

	30 June 2004 (unaudited)
Second half of 2004	3
2005	2
2006	1
2007	-
2008 and thereafter	-
Total minimum lease payments	**6**

27. Commitments resulting from capital expenditures

As of 30 June 2004, capital and other expenditures amounting to PLN 235m had been committed and authorised under contractual arrangements and PLN 1,704m had been authorised by the Management Board and not contracted yet.

(in PLN million)

28. Related party transactions

(a) Transactions with members of the Management Board, Supervisory Board, their spouses, siblings, descendants and their other relatives

In the 6 month period ended 30 June 2004 and as at 30 June 2004 the Group companies did not grant any advances, loans, borrowings, guarantees and any other agreements which result in any operation in favour of the Company and its related companies to managing and supervising persons and their relatives.

As at 30 June 2003 the Company did not show any loans granted to Management Board, Supervisory Board or their families.

In the 6 month periods ended 30 June 2004 and 30 June 2003 members of Management Board, Supervisory Board, their spouses, siblings, descendants and their other relatives have not entered into any significant transactions with the Company.

(b) Transactions between the Company and its related parties were conducted on normal commercial terms and were as follows:

	Entities accounted for using equity method
Sales	
6 month period ended 30 June 2004	387
6 month period ended 30 June 2003	343
Purchases	
6 month period ended 30 June 2004	70
6 month period ended 30 June 2003	53
Trade receivables	
30 June 2004	85
31 December 2003	103
Trade payables	
30 June 2004	25
31 December 2003	30

The above transactions included primarily sales and purchases of petroleum products as well as purchases of maintenance, transportation and other services. The prices used in transaction approximate market levels.

(c) Other significant transactions with related parties

As described in Note 9, the Company has a put option on AW SA Holland II B.V. shares to Kulczyk Holding S.A. which is a shareholder of the Company.

29. Contingencies and risks

(a) Guarantees and other contingent liabilities

1. guarantees and sureties

The Group entities granted guarantees and sureties. The amounts of such guarantees and other contingent liabilities were PLN 257m (including PLN 171m to non consolidated subordinated entities and a joint-venture) and PLN 107m (including PLN 100m to associated companies and joint venture) respectively as at 30 June 2004 and 31 December 2003.

(in PLN million)

2. other contingent liabilities

- PLN 454m - pledge on shares of Basell Orlen Polyolefins Sp. z o.o.
- PLN 30m - liability securing three rent agreements to „Locum" Sp. z o.o. located in Szczucin
- PLN 16m - related to cession of rights to receivables to bank
- PLN 11m - related to cession of rights

(b) Tax allowances – investment incentives

During the period 1997 – 2002 the Group companies took advantage of the investment tax allowances described earlier in Note 24. Under the terms of this scheme, the Group companies have taken current deductions equal to PLN 2,009m in respect of investments in qualifying assets. During the period 1998 – 2003 the Group companies have also utilised additional investment tax bonuses relating to these capital investments. These deductions and bonuses have reduced the tax charges of the Group by PLN 300m and PLN 174m, respectively, during the period 1998 – first half of 2004 as follows.

Financial Year	Tax allowance	Tax bonus
1998	111	63
1999	95	46
2000	62	38
2001	28	12
2002	4	13
2003	-	2
Total	**300**	**174**

The above described allowances and bonuses are conditional. The law provides for the loss and reversal of entitlement for all investment allowances if within 3 years, any of the following circumstances arise:

(i) the taxpayer has outstanding tax liabilities exceeding 3% of particular taxes due for specific tax years, in relation to taxes constituting the state budget's income and insurance pension premiums; in the case of VAT, any outstanding payments may not exceed 3% of output VAT,

(ii) the taxpayer transfers, in any form, the ownership of items that were subject to investment deductions; this does not concern the transfer of ownership resulting from the change of an entity's legal form or the merger or diversion of companies, performed on the basis of regulations regarding state-owned companies, the commercialisation and privatisation of state-owned companies, the Commercial Code and Cooperative Law,

(iii) the legal basis for the treatment of leased fixed assets as a component of the lessee's property ceases to exist,

(iv) the taxpayer is put into liquidation or is declared bankrupt,

(v) the taxpayer is reimbursed for investment expenses in any form,

Additionally, taxpayer can recognise tax deductions, if defined conditions, including the lack of outstanding tax liabilities, are met before any deductions are recognised. If the conditions were not met at the moment in which the tax incentives deductions were recognised, tax authorities may deny a claim to tax allowances. The Act for the amendment of the Corporate Income Tax Act of 20 November 1998 (Journal of Law dated 27 November 1998 with further amendments), stipulates that taxpayers do not lose such a right if they correct their tax returns and settle the outstanding payments with penalty interest due, within the period prescribed by regulations. In this case, the above implications described in point (i) are not applicable.

(in PLN million)

(c) Excise tax – contingent liability of Rafineria Trzebinia S.A.

As at the date of publishing of this report Rafineria Trzebinia, the Company's subsidiary does not have any overdue budget liabilities from VAT and excise tax.

Value-added tax liabilities, based on a decision made by Head of Tax Office in Malopolska dated 30 April 2004, were cancelled. Overdue excise-tax liabilities were also cancelled by a decision made by Head of First Customs Office dated 19 April 2004. Process of restructuring tax liabilities of Rafineria Trzebinia from the period 1999-2001 was closed by a decision of Head of Tax Office in Chrzanow on 12 March 2004.

(d) Power transfer fee – settlements with Zaklad Energetyczny Plock S.A.

According to paragraph 36 of the Decree of Ministry of Economy dated 14 December 2000 relating to detailed methods of determination and computation of tariffs and electricity settlement regulations (Journal of Law No. 1 dated 15 January 2001), the power transfer fee calculation method has been changed. According to paragraph 37 of the Decree a different method of power transfer fee settlement has been allowed. Following the decision of the Chairman of the Electricity Regulation Office the electricity sale agreement between Zaklad Energetyczny Plock S.A. and PKN ORLEN was signed. The agreement did not determine contentious issues concerning transfer fees for the period from 5 July 2001 to 30 June 2002, as it was regarded as a civil case to be settled by an appropriate court.
Zaklad Energetyczny Plock S.A. called on PKN ORLEN to a compromise agreement, and the District Court in Warsaw called PKN ORLEN as a co-defendant in court case Polskie Sieci Energetyczne against Zaklad Energetyczny Plock S.A.
The Company's Management made estimate as of the claim and provided for it in the amount of PLN 10m.

(e) Anti-trust proceedings

In 2003 the Company was subject to two anti-trust proceedings.

In proceeding Office for Protection of Competition and Consumer ("OPCC") issued a decision setting cash penalty. These proceedings concern:

Methods of setting prices for antifreeze liquid to radiators „Petrygo" and prices for monoethylene glycols – the Company appealed to Anti-Trust Court against the negative decision of OPCC setting penalty of PLN 40m. On 13 August 2001 the Anti-Trust Court annulled fully the decision of OPCC, which accused PKN ORLEN of applying monopolistic practice, annulling at the same time the cash penalty, in 2001 due to this fact the provision was fully released. OPCC applied on 4 October 2001 to the Supreme Court to annul the verdict. On 10 July 2003 the Supreme Court annulled the verdict of the Anti-Trust Court dated 13 August 2001 due to administrative deficiencies. In these circumstances the case was conducted again by District Court in Warsaw and Anti-Trust Court which, on the hearing on 21 July 2004 pronounced the judgement revoking the decision of OPCC .

These consolidated financial statements do not include provisions relating to the above proceeding as in the opinion of the Company's Management charging the Company with that penalty is not probable (according to our anti-trust advisor appellation against that judgement is not probable as well).

In 2003 a final decision was made concerning prices of fuels. The Company appealed to Anti-Trust Court against the negative decision of OPCC setting a penalty of PLN 5m. The Anti-Trust Court repealed the decision of OPCC concerning the monopolistic practice of PKN ORLEN and therefore the cash penalty was repealed. In 2000 a provision of PLN 5m, set in year 1999, was released. On 21 February 2001 OPCC applied to the Supreme Court to annul the positive verdict for the Company. On 16 May 2003 Supreme Court overruled cessation of OPCC. The decision of the Supreme Court is final and cannot be appealed against.

(f) Employees compensation plan

On 23 December 2002 an agreement between the Company and trade unions operating within the Company was signed. The goal of this agreement was regulating the situation of employees in case of introducing restructuring actions in PKN ORLEN. The Company guarantees employment for employees until the final stage of the restructuring process (the period was not clearly defined). If the obligation is not settled by the Company, dismissed employees will be paid compensation according to the following rules:

- equivalent of 7 month employee's salary if employment contract is terminated before 31 December 2003;

(in PLN million)

- equivalent of 4 months employee's salary if employment contract is terminated in the period between 31 December 2003 and 31 December 2005;
- equivalent of 3 months employee's salary if employment contract is terminated after 31 December 2005.

It does not contain compensations as described in Article 8 of an act dated 28 December 1989 on rules of termination of employment contract because of reasons concerning the employer.

(g) Litigations

In accordance with the Agreement signed on 20 December 2002, Tankpol Sp z o.o transferred to PKN ORLEN due to cession, 40% of shares held in ORLEN PetroTank Sp z o.o. in exchange for receivables from Tankpol Sp. z o.o. Final settlement of this transaction should be made after valuation of shares in ORLEN PetroTank Sp. z o.o. On 30 October 2003 a legal case was filed against PKN ORLEN as compensation for PLN 70m or return of the ceded shares. On 26 January 2004 Tankpol Sp. z o.o. modified its claim for repayment of PLN 36m or return of the ceded shares. Together with the claim, Tankpol Sp. z o.o. presented a new valuation of ORLEN Petro Tank Sp. z o.o. amounting to PLN 232m. On 22 January 2004 Tankpol Sp. z o.o. approached the Company with a compromise offer, stating, that the claim will be revoked if PKN ORLEN pays PLN 33m. On 18 February 2004 during the first hearing the court suspended the legal proceeding for the period of three months, in order to allow parties to reach a compromise. On 7 September 2004 both parties applied for postponement of the hearing for the next three months and the court agreed. In the Company's Management view, based on the independent legal opinion obtained, the final outcome of the above claim should not have a material impact on the presented financial results or balance of payables.

(h) Tax regulations in Poland

Poland currently has a number of laws related to excise tax, value-added tax, corporate income tax and payroll (social) taxes. Regulations regarding these taxes were introduced only recently which causes their ambiguity and inconsistency. Often, differing opinions regarding legal interpretations exist both among and within government ministers and organisations, creating uncertainties and areas of conflict. Tax settlements, together with other legal compliance areas (for example: customs and currency control matters) are subject to review and investigation by a number of authorities, who are enabled by law to impose severe fines, penalties and interest charges. These facts create tax risks in Poland that are substantially higher than those typically found in countries with more developed systems.

There are no formal procedures in Poland to agree the final level of tax charge for a period. Tax settlements may be a subject of review during the subsequent 5 years, from the end of the tax year where tax payments took place. There is a risk that the authorities may have a different opinion from that presented by the entities constituting the Group as to the interpretation of the law which could have significant effect on Group's entities stated tax liabilities.

(i) Fixed assets located on land where ownership is disputed

The Group operates and reflected in assets several fuel stations and other properties on which the ownership of the underlying land is unclear. The book value of the fixed assets located on such plots was PLN 21m and PLN 25m as of 30 June 2004 and 31 December 2003, respectively.

(j) Termination benefits for the Management Board

PKN ORLEN Management Board members, based on their individual employment contracts, are entitled to receive termination benefits after contracts dissolution..

(k) Disposal of stake in NOM Sp. z o. o.

On 20 May 2003, the Management Board of the Company submitted a put option execution declaration for all Niezalezny Operator Miedzystrefowy Sp. z o.o. ("NOM") shares owned by PKN to Polskie Sieci Energetyczne S.A. ("PSE"). The "put" price equalled PLN 111,5m and was calculated as the sum of a par value of the shares sold and a cumulative investment premium calculated according to the Agreement dated 8 June 2000 regulating the cooperation between the NOM shareholders.

On 20 October 2003, PSE filed a suit to the Court of Arbitration of the Polish Chamber of Commerce in Warsaw, regarding the determination of the validity of the shares sales agreement.

(in PLN million)

In the opinion of the Management Board of PKN ORLEN S.A., based on independent legal analyses, the Company executed its put option and sold NOM shares to PSE. Consequently, the Company recognised on the transaction profit amounting to PLN 27,5m (difference between purchase price of the stakes and the sales price in the put option). According to the Management Board the receivable of PLN 111,5m will be realised in full.

On 23 September 2004, at the first hearing in Arbitrary Court a preliminary presentation of positions of parties took place. The Arbitrary Court decided to interrogate witnesses proposed by both parties. The date of next hearing was planned to 7 October 2004.

l) Pledge on Basell Orlen Polyolefins Sp. z o.o. shares

Pursuant to the registered share pledge agreement dated 19 December 2003, PKN ORLEN established for the benefit of Kredyt Bank S.A. (Warsaw) (acting as the Security Agent) (the "Security Agent") a registered pledge, and as the temporary security until the date of entering the registered pledge into pledge register an ordinary pledge (i.e., a pledge under Article 327 et seq. of the Civil Code), in respect of all the shares held by PKN ORLEN in the share capital of BOP, that is, 907,398 shares with a nominal value of PLN 500 each, which shares represent 50% of the share capital of BOP, and entitle the shareholder to exercise 50% of the votes at the Shareholders Meeting of BOP. The condition for the effective establishment of the registered pledge is the entry of such pledge into the pledge register held by the applicable court. Upon registration of the registered pledge the ordinary pledge shall expiry.

The pledge established pursuant to the share pledge agreement dated 19 December 2003, provides a security for repayment of present and future pecuniary claims of the pledge under the Hedging Intercreditor Agreement up to the maximum amount of EUR 750m.

On 23 January 2004 the entry to the pledge register in respect of all the shares of the BOP held by the Company was made.

m) Other risks

As described in Note 17, remediation costs estimates shown by the Company in balance sheet as at 30 June 2004 is based on independent experts' analyses, legislation and best practices in this area. Future changes in regulations and practices as far as the environment protection is concerned may influence the value of the provision for remediation.

30. Short-term employee benefits paid to the Management Board and the Supervisory Board

Management Board remuneration include salaries, annual bonuses and cash equivalent for unutilized holiday.

Management Board and Supervisory Board remuneration was as follows (in thousands):

	6 month period ended 30 June 2004 (unaudited)	6 month period ended 30 June 2003 (unaudited)
Management Board *	11,612	5,665
Supervisory Board	436	421
Total	**12,048**	**6,086**

* includes remuneration of former Management Board Members

Additionally, as at 30 June 2003, the fair value of rights to purchase A bonds convertible to D series shares awarded to former and current Management Board Members was valued at PLN 3m.
Motivation Program is described in Note 20.

31. Employment structure

Average employment by category was as follows:

	6 month period ended 30 June 2004 (unaudited)	6 month period ended 30 June 2003 (unaudited)
Blue collar workers	7,638	9,569
White collar workers	6,983	7,716
Total	**14,621**	**17,285**

Employment level as of 30 June 2004 and 31 December 2003 totalled 14,398 and 15,133 persons, respectively.

32. Post balance sheet events

1. On 28 July 2004 Zbigniew Wrobel resigned from the position of the President of the Management Board of PKN ORLEN. The resignation was effective on the date of appointment by the Supervisory Board of a new President of the Management Board.

2. On 28 July 2004 the Supervisory Board of PKN ORLEN took a resolution to appoint Jacek Walczykowski to the position of President of the Management Board. On 28 July 2004 Jacek Walczykowski resigned from the position of Vice-President and Member of the Supervisory Board of PKN ORLEN and from the position of Vice-President and Member of the Management Board of Nafta Polska S.A.

3. On 5 August 2004 Andrzej Wieczorkiewicz resigned from the position of Member of the Supervisory Board of PKN ORLEN.

4. On 5 August 2004 the Extraordinary Shareholders Meeting dismissed from the position of a Member of the Supervisory Board: Jan Waga, Ryszard Lawniczak, Andrzej Studzinski, Krzysztof Szlubowski, Janusz Zielinski, and simultaneously appointed to the Supervisory Board: Jacek Bartkiewicz,

(in PLN million)

Raimondo Eggink, Maciej Gierej, Krzysztof Lis, Malgorzata Okonska-Zaremba, Piotr Osiecki, Ireneusz Wesolowski, Krzysztof Zyndula.

5. On 16 August 2004 the Supervisory Board of PKN ORLEN took a resolution to dismiss Jacek Walczykowski from the position of President of the Management Board of PKN ORLEN – General Director. The resolution was unanimous.

6. On 16 August 2004 the Supervisory Board of PKN ORLEN unanimously resolved to entrust Janusz Wisniewski, until now Vice-President of the Management Board of PKN ORLEN, with the entitlement of the President of the Management Board of PKN ORLEN until the appointment of a new President of the Management Board of PKN ORLEN within the confines of procedure taken by the Supervisory Board.

7. The Management Board of PKN ORLEN informed that on 6 September 2004 Deutschland AG signed a wholesale agreement with Shell Deutschland Oil GmbH for the purchase of between 350 – 450 thousand m3 of gasoline and diesel oil during 2004 with an estimated value of approximately EUR 360m. The above mentioned wholesale agreement is the formal closing of previous settlements which have been executed during 2004 and is a "significant agreement" under Decree of the Council of Ministers of 16 October 2001 on type, form and scope of current and periodic information and published by issuers of securities, as the value of the agreement exceeds 10% of shareholders' equity of PKN ORLEN. PKN ORLEN owns 100% of shares in ORLEN Deutchland AG.

8. On 21 September 2004 the Supervisory Board of PKN ORLEN unanimously decided to appoint Igor Chalupec to the position of President of the Management Board with the effect on 1 October 2004. The appointment was made according to procedures earlier agreed by the Supervisory Board. Before the appointment decision was made, the Supervisory Board had individual interviews with all the candidates who had qualified for inclusion on the short list.

33. Additional information

(a) Due to the public information in relation to the Company's purchase transactions, the Supervisory Board has taken actions including requests to audit firms to perform specific test procedures, which were aimed at verifying the above information, including an analysis of the specified procurement transactions. The reports on these procedures have been presented to the Supervisory Board for further analyses. Simultaneously, the Management Board filed notifications to the Public Prosecutor's Office regarding a suspicion of a commitment of crimes connected with:

- disclosure of confidential information, included in the auditors' reports,
- violation of the Company's purchase procedures.

The final outcome of the above proceedings is not known as at the date of the preparation of these consolidated financial statements. However, in the Management's opinion, there are no circumstances indicating that the above mentioned matters may materially impact the true and fair presentation of the accompanying financial statements for 6 month period ended 30 June 2004.

(b) Due to the ongoing restructuring process of southern Group companies, i.e. Rafineria Nafty Jedlicze S.A., Rafineria Trzebinia and ORLEN Oil, a special team was established to develop a concept of a final operational profile for these companies, together with developing the most effective method of taking full advantage of its assets. The final concept should be completed in 4Q 2004.

At the date of preparation of the consolidated financial statements, no restructuring plans were approved or announced, and thus the above mentioned situation does not meet criteria of IAS 37 "Provisions, Contingent Liabilities and Contingent Assets" in respect of restructuring provision. Therefore, no effects, which may have material impact on the financial position and results of the Group as of 30 June 2004, are known to the Management Board.

(in PLN million)

(c) On 23 April 2004 PKN ORLEN submitted an offer for the acquisition of 62.99% of UNIPETROL a.s. ("Unipetrol") share capital, and purchase of receivables of the state agency Ceska Konsolidacni Agentura ("CKA") from certain entities directly or indirectly owned by UNIPETROL, as well as for the purchase of 9.76% of Spolana a.s. share capital currently held by CKA.

On 29 April 2004 PKN ORLEN received a letter from WestLB - a financial advisor to Czech National Property Found ("NPF") and CKA, which stated that the Czech Government selected PKN ORLEN as the successful bidder in the auction for the 62.99% stake in Czech downstream oil and petrochemicals group Unipetrol offered by NPF in public bid. Therefore PKN ORLEN will also acquire associated receivables toward some of the Unipetrol Group companies and a 9.76% stake in Unipetrol's producing subsidiary, Spolana a.s. ("Spolana"), held by CKA.

On 4 June 2004 PKN ORLEN entered into an agreement with NPF to acquire, subject to appropriate regulatory approvals, 114,224,038 bearer shares of Unipetrol, each having the nominal value of CZK 100, representing approximately 62.99% of all issued and outstanding shares of Unipetrol. PKN ORLEN has also reached agreements with CKA to acquire 745,000 bearer shares of Spolana, each having a nominal value of CZK 655 which represents 9.76% of the share capital of Spolana, a producing subsidiary of Unipetrol, and (ii) receivables towards some of the companies of the Unipetrol Group. Pursuant to the resolution of the Government of the Czech Republic No. 415, dated on 28 April 2004, the Czech Government authorized sales of Unipetrol and Spolana shares and receivables mentioned above.

PKN ORLEN agreed to pay approximately CZK 11.3 billion for the 62.99% stake in Unipetrol, CZK 1.0 million for CKA's 9.76% stake in Spolana and approx. CZK 1.7 billion for CKA's receivables with a total nominal value of approximately CZK 3.1 billion and EUR 9.5 million, and USD 4.9 million, as of 1 April 2004.

The agreement foresees a price adjustment mechanism for the shares in Unipetrol to address any unexpected change of value in Unipetrol until closing of this transaction. Price adjustment formula is based on the difference in the adjusted net book value of Unipetrol as of the end of 2003 and at the end of the month in which PKN ORLEN acquires 62.99% stake in Unipetrol. The price adjustment for Unipetrol shares is limited to 5% and 15% upward adjustment and 5% and 25% downward adjustment. The purchase price will be settled through the Escrow Account. 10% of the purchase price will be deposited on the Escrow Account after execution of the Unipetrol Agreement and the remaining 90% of the purchase price shall be deposited on the Escrow Account after all conditions precedent provided in all three Unipetrol, Spolana and Framework Agreements are fulfilled.

Pursuant to the Unipetrol Agreement, PKN ORLEN may be obliged to contractual penalties amounting to CZK 5 million or to 10% of the purchase price for a breach of certain obligations as provided in the agreement. The obligation of PKN ORLEN to pay the contractual penalties does not exclude the right of NPF for damages.

The agreement was executed under several conditions precedent, among which the substantial conditions are:

- the antimonopoly consent shall have been obtained,
- the Czech Securities Commission shall have been informed by PKN ORLEN about the execution of the agreement,
- the pre-emptive rights relating to the change of control of Unipetrol, by any and all of the IOC members (Eni International B.V., ConocoPhillips Central and Eastern Europe Holdings B.V. and Shell Overseas Investments B.V., as shareholders in Ceska rafinerska, a.s.) shall have been exercised or the time limit for the exercise of the pre-emptive rights shall have lapsed,
- any and all conditions precedent set out in the Spolana Agreement and/or in the Framework Agreement shall have been satisfied or waived, and
- the decision of the European Commission that the transaction does not constitute public aid or that it is compatible with the common market have been obtained.

A large portion of the funds for the financing of this transaction is already provided in the form of the currently available credit limits. The reminder will be arranged within the time periods indicated in the

payment schedules relating to the transaction. The completion of the transaction will not result in the violation of any covenants under the syndicated credit facility agreement.

Following the acquisition of the NPF stake in Unipetrol and in accordance with Czech law, PKN ORLEN will launch a mandatory tender offer to acquire the interests of minority shareholders in Unipetrol, and its listed subsidiaries (Spolana and Paramo a.s.).On entering into the Unipetrol, Spolana and Framework Agreements, PKN ORLEN already had a general concept for Unipetrol Group restructuring. PKN ORLEN has agreed on the basis of the agreements with ConocoPhillips Central and Eastern Europe Holdings B.V. ("ConocoPhillips"), one of the major oil and gas worldwide companies and Agrofert Holding, a.s., the second largest chemical group in the Czech Republic ("Agrofert"), following the successful acquisition of 62.99% stake in Unipetrol from NPF, to procure as a majority shareholder in Unipetrol the sale by Unipetrol, some of Unipetrol's assets to ConocoPhillips and to Agrofert.

The agreements with Agrofert contemplate divestiture of the Unipetrol assets that are not viewed as being core to PKN ORLEN's business, and related to agricultural commodities, pesticides and chemicals. Pursuant to the agreements Agrofert will acquire the shares in, and the receivables towards, some of the Unipetrol subsidiaries. This should further reduce the indebtedness of the combined PKN ORLEN-Unipetrol group. Cooperation with Agrofert enables PKN ORLEN to keep only the assets of Unipetrol it deems to be core. Following completion of these transactions, PKN ORLEN and Agrofert have agreed to discuss how to best split the assets of the companies in which they will end up being joint shareholders.

Pursuant to an agreement with ConocoPhillips, PKN ORLEN has agreed to sell to ConocoPhillips one third of the petrol stations, belonging to some of Unipetrol's subsidiaries. In exchange for that, ConocoPhillips has agreed to provide operational advice and operational assistance to PKN ORLEN in stabilizing and continuing the operations of this Unipetrol subsidiary in the immediate period following the privatisation of Unipetrol.

The disposal of certain assets to ConocoPhillips and Agrofert will reduce the amount of funding required for this transaction.

The transactions contemplated with ConocoPhillips and Agrofert are expected to be closed by the end of 2005.

(d) On 30 April 2004 the Management Board made public the joint statement of MOL and PKN ORLEN on their talks advancement. On 20 November 2003, MOL and PKN ORLEN signed a Memorandum of Understanding initiating exclusive negotiations to evaluate the potential merits of closer cooperation between the two companies. The Memorandum of Understanding provided for an initial period of exclusive consultation between MOL and PKN ORLEN in respect of the potential co-operation. The comprehensive analysis conducted jointly during the recent months has clearly indicated to both companies the strong business logic and potential for cooperation. The parties have made substantial progress on the creation of an agreed, detailed cooperation framework, but further discussions are still required to reach a binding agreement and to secure approvals from all relevant governmental and corporate bodies. Cooperation between the parties, which has started on the basis of the Memorandum of Understanding, will be continued upon the progress made so far.

(in PLN million)

34. Transformation for IFRS purposes

The Group companies maintain their accounts in accordance with the accounting principles and practices employed by enterprises in Poland as is required by the Accounting Act and related regulations. The financial statements set out above reflect certain adjustments not reflected in the companies statutory books to present these financial statements in accordance with IFRS effective for 2004, except for non-compliance with IAS 29, IAS 16 and IFRS 1 as specified in Note 3.

The adjustments to the consolidated financial statements prepared under Polish Accounting Standards ("PAS") are set out below:

	Net profit for the period of 6 months ended 30 June 2004 (unaudited)	Net profit for the period of 3 months ended 30 June 2004 (unaudited)	Net profit for the period of 6 months ended 30 June 2003 (unaudited)	Net profit for the period of 3 months ended 30 June 2003 (unaudited)
PAS basis consolidated	1,029	647	555*	173*
Distributions from profit for social activity	(4)	(4)	(4)	(4)
Borrowing costs capitalisation, less depreciation	(81)	(67)	(34)	(24)
Amortisation of CPN goodwill	(5)	(2)	(5)	(2)
IFRS treatment of negative goodwill	8	4	8	4
Deferred tax on the above	15	12	8	7
Change of accounting policy in financial statements prepared under PAS	26	-	-	-
Other	7	8	(13)	6
IFRS Consolidated	**995**	**598**	**515**	**160**

	Net assets 30 June 2004 (unaudited)	Net assets 31 December 2003
PAS basis consolidated	9,894	9,156*
Distribution from profit for social activity	-	-
Borrowing costs capitalisation less depreciation	377	458
Goodwill on CPN, net	57	62
IFRS treatment of negative goodwill	(46)	(54)
Deferred tax on the above	(72)	(87)
Change of accounting policy in financial statements prepared under PAS	-	-
Other	9	(25)
IFRS Consolidated	10,219	9,510

* restated data due to change of foreign exchange rate estimate used in presenting monetary assets and liabilities in foreign currencies.

(a) Distribution from profit for social activity

According to Polish business practice shareholders of the Company have the right to distribute the profit for the employees' benefits, i.e. for bonus payment or for the Company's social fund. Such distributions are presented in statutory financial statements, similarly to dividend payments, through the change in equity. In the financial statements prepared in accordance with IFRS such payments are charged to operating costs of the year, which the distribution concerns.

(b) Capitalisation of borrowing costs

In accordance with PAS, borrowing costs are written off to the income statement as incurred net of the amount capitalised related to borrowings for specific capital projects. Borrowing costs incurred on general borrowings are always expensed as incurred. Borrowing costs are capitalised as a part of the costs of the relevant fixed assets up to the date of commissioning and written off to the income statement over the period in which the assets is depreciated.

In these financial statements borrowing costs are subject to capitalisation in accordance with allowed alternative treatment of IAS 23 "Borrowing costs" presented in Note 4(j).

(c) Goodwill on shares purchased from former CPN employees

As stated in Note 2(c) the acquisition of CPN's employee shares was recorded for IFRS purposes under the acquisition method of accounting. As a result the Company recognised goodwill of PLN 107m on the acquisition of the 19.43% CPN shares held by the employees.

For PAS, the acquisition of CPN, including the acquisition of the minority shares was pushed back to the earliest financial statements presented under pooling of interests' method.

(d) IFRS treatment of negative goodwill

According to PAS, before the amended Accounting Act came into force, the Company released negative goodwill to income during two to five years period subsequent to acquisition. In the IFRS financial statements negative goodwill is recognised in a manner presented in Note 4(d).

(e) Deferred tax effects

Adjustments related to above mentioned differences between PAS and IFRS are basis for deferred tax calculation.

(f) IFRS treatment of revenues

In accordance with PAS, the Company and certain of its subsidiaries included excise tax charged and fuel charged on the oil product manufactured in their revenues and selling expenses.

For the purpose of consolidated financial statements prepared under IFRS amounts of excise tax and fuel charge of respectively PLN 4,899 million were eliminated from the revenues and costs of sales in the period of six months ended 30 June 2004 and 4,348 million for the six month period ended 30 June 2003.

35. Other

The consolidated financial statements have been authorised by Company's Management Board at premises of the Company, on 27 September, 2004.

SIGNATURES OF THE MEMBERS OF THE MANAGEMENT BOARD

....
a. President
Vice President – Janusz Wiśniewski

....
Vice President – Sławomir Golonka

....
Member – Krzysztof Kluzek

....
Vice President – Andrzej Macenowicz

....
Vice President – Jacek Strzelecki

THE CAPITAL GROUP OF
POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA

PKN ORLEN SA
SEC File
82-5036

CONSOLIDATED QUARTERLY REPORT
FOR 2Q 2004

PLOCK, AUGUST 2004

ORLEN

Form SA-QSr II/2004
(quarter/year)

PKN ORLEN SA
SEC File
82-5036

(for manufacturing, contracting, trading and service industry issuers)

According to § 57 section 2 and § 58 section 1 of The Council of Ministers Decree of 16 October 2001
- Journal of Law, No 139, item 1569 and 2002, No 31, item 280

Management Board of Polski Koncern Naftowy ORLEN Spolka Akcyjna
publishes consolidated quarterly report for IIQ 2004

13 August 2004
(date of submission)

SELECTED CONSOLIDATED FINANCIAL DATA	in PLN thousand		in EUR thousand	
	II quarters from 01.01.2004 to 30.06.2004	II quarters from 01.01.2003 to 30.06.2003	II quarters from 01.01.2004 to 30.06.2004	II quarters from 01.01.2003 to 30.06.2003
I. Net sales of finished products, goods for resale and materials	18 630 718	15 243 346	3 937 925	3 221 945
II. Operating profit	1 263 594	784 003	267 082	165 713
III. Profit before taxation	1 360 107	771 007	287 482	162 966
IV. Net profit	1 098 570	554 882	232 202	117 284
V. Cash flow from operating activities	1 685 261	431 479	356 209	91 201
VI. Cash flow used in investing activities	(809 888)	(832 789)	(171 184)	(176 024)
VII. Cash flow used in / from financing activities	(599 613)	602 960	(126 739)	127 446
VIII. Net cash flow	275 760	201 650	58 286	42 623
IX. Total assets	18 018 920	16 696 903	3 967 003	3 675 951
X. Liabilities and provisions for liabilities	7 323 397	7 391 967	1 612 302	1 627 398
XI. Long term liabilities	1 999 916	471 028	440 297	103 700
XII. Short term liabilities	4 346 724	5 936 859	956 964	1 307 045
XIII. Equity	9 964 159	8 460 638	2 193 686	1 862 674
XIV. Share capital	534 636	525 221	117 704	115 631
XV. Number of shares	427 709 061	420 177 137	427 709 061	420 177 137
XVI. Earnings per ordinary share (in PLN/EUR)	2,57	1,32	0,54	0,28
XVII. Net book value per share (in PLN/EUR)	23,30	20,14	5,13	4,43
XVIII. Declared or paid dividends per share (in PLN/EUR)	-	-	-	-

CONSOLIDATED BALANCE SHEET	as at 30.06.2004 end of quarter (current year)	as at 31.03.2004 end of previous quarter	as at 30.06.2003 end of quarter (previous year)	as at 31.03.2003 end of previous quarter
Assets				
I. Fixed assets	10 679 520	10 628 083	10 349 015	10 428 992
1. Intangible fixed assets, including:	82 372	90 219	104 199	106 704
- goodwill	9 072	9 940	10 918	10 966
2. Goodwill on consolidation of subordinated entities	19 342	19 383	23 360	24 718
3. Tangible fixed assets	9 355 560	9 304 221	8 974 815	8 970 138
4. Long term receivables	10 532	14 507	12 484	14 347
4.1. From subordinated entities	1 415	1 317	1 536	1 725
4.2. From other entities	9 117	13 190	10 948	12 622
5. Long term investments	1 057 969	1 043 341	1 078 176	1 153 669
5.1. Real estate	44	49	-	-
5.2. Intangible fixed assets	-	-	-	-
5.3. Long term financial assets	1 057 925	1 043 292	1 078 176	1 153 669
a) in subordinated entities, including:	499 369	488 018	460 889	544 812
- shares in subordinated entities accounted for on an equity basis	479 707	462 048	425 155	424 509
- shares in unconsolidated subsidiaries and joint venture entities	19 662	25 970	35 734	36 299
b) in other entities	558 556	555 274	617 287	608 857
5.4. Other long term investments	-	-	-	-
6. Long term prepayments, deferred costs and deferred tax asset	153 745	156 412	155 981	159 416
6.1. Deferred tax assets	15 943	13 829	18 247	24 239
6.2. Prepayments and deferred costs	137 802	142 583	137 734	135 177
II. Current assets	7 339 400	6 868 514	6 347 888	6 627 778
1. Inventories	3 349 117	3 131 979	3 132 185	3 258 897
2. Short term receivables	2 495 745	2 495 234	2 206 501	2 062 997
2.1. From subordinated entities	157 929	185 314	87 934	103 972
2.2. From other entities	2 337 816	2 309 920	2 118 567	1 959 025
3. Short term investments	1 224 104	774 722	447 067	729 575
3.1. Short term financial assets	1 223 711	774 221	446 566	729 073
a) in subordinated entities	-	-	-	644
b) in other entities	387 673	189 925	66 786	67 920
c) cash and cash equivalents	836 038	584 296	379 780	660 509
3.2. Other short term investments	393	501	501	502
4. Short term prepayments and deferred costs	270 434	466 579	562 135	576 309
Total assets	18 018 920	17 496 597	16 696 903	17 056 770

in PLN thousand

CONSOLIDATED BALANCE SHEET	as at 30.06.2004 end of quarter (current year)	as at 31.03.2004 end of previous quarter	as at 30.06.2003 end of quarter (previous year)	as at 31.03.2003 end of previous quarter
Liabilities				
I. Equity	9 964 159	9 525 405	8 460 638	8 342 376
1. Share capital	534 636	534 636	525 221	525 221
2. Unpaid share capital (negative value)	-	-	-	-
3. Own shares (negative value)	-	-	-	-
4. Capital reserve	7 245 664	6 472 061	6 278 684	5 797 040
5. Revaluation reserve	682 445	654 414	678 844	680 917
6. Other capital reserves	53 476	53 476	53 476	53 476
7. Foreign exchange gain on inclusion of subordinated entities	42 032	66 477	31 601	25 012
8. Undistributed profit from previous years	307 336	1 362 574	337 930	879 076
9. Net profit	1 098 570	381 767	554 882	381 634
10. Distribution from profit during financial year (negative value)	-	-	-	-
II. Minority interests	447 723	443 149	410 031	416 502
III. Negative goodwill on subordinated entities	283 641	294 268	434 267	260 929
IV. Liabilities and provisions for liabilities	7 323 397	7 233 775	7 391 967	8 036 963
1. Provisions for liabilities	856 405	835 972	895 149	874 206
1.1. Provision for deferred tax	224 007	221 164	317 054	312 330
1.2. Retirement benefits and similar provisions	170 416	158 257	150 278	145 083
a) long term	148 707	137 540	130 100	124 384
b) short term	21 709	20 717	20 178	20 699
1.3. Other provisions	461 982	456 551	427 817	416 793
a) long term	381 427	372 116	329 789	328 166
b) short term	80 555	84 435	98 028	88 627
2. Long term liabilities	1 999 916	2 124 690	471 028	569 056
2.1. To subordinated entities	-	-	-	-
2.2. To other entities	1 999 916	2 124 690	471 028	569 056
3. Short term liabilities	4 346 724	4 153 090	5 936 859	6 497 688
3.1. To subordinated entities	51 253	58 902	56 155	115 307
3.2. To other entities	4 239 464	4 040 308	5 822 273	6 326 699
3.3. Special funds	56 007	53 880	58 431	55 682
4. Accruals and deferred income	120 352	120 023	88 931	96 013
4.1. Negative goodwill	8	331	480	534
4.2. Other accruals and deferred income	120 344	119 692	88 451	95 479
a) long term	9 701	9 305	10 958	11 916
b) short term	110 643	110 387	77 493	83 563
Total liabilities	18 018 920	17 496 597	16 696 903	17 056 770

Net book value	9 964 159	9 525 405	8 460 638	8 342 376
Number of shares	427 709 061	427 709 061	420 177 137	420 177 137
Net book value per share (in PLN)	23,30	22,27	20,14	19,85

OFF BALANCE SHEET ITEMS	as at 30.06.2004 end of quarter (current year)	as at 31.03.2004 end of previous quarter	as at 30.06.2003 end of quarter (previous year)	as at 31.03.2003 end of previous quarter
1. Contingent receivables	-	-	-	-
1.1. From subordinated entities	-	-	-	-
- received guarantees and sureties	-	-	-	-
1.2. From other entities	-	-	-	-
- received guarantees and sureties	-	-	-	-
2. Contingent liabilities	753 207	794 840	90 909	45 704
2.1. To subordinated entities	624 734	666 091	76 195	31 210
- granted guarantees and sureties	624 734	666 091	76 195	31 210
2.2. To other entities	128 473	128 749	14 714	14 494
- granted guarantees and sureties	82 747	83 070	14 714	14 494
3. Other	14 940	11 771	9 297	55 258
Total off-balance sheet items	768 147	806 611	100 206	100 962

in PLN thousand

CONSOLIDATED INCOME STATEMENT	II quarter (current year) from 01.04.2004 to 30.06.2004	II quarters (current year) from 01.01.2004 to 30.06.2004	II quarter (previous year) from 01.04.2003 to 30.06.2003	II quarters (previous year) from 01.01.2003 to 30.06.2003
I. Net sales, including:	9 993 282	18 630 718	8 263 106	15 243 346
- to subordinated entities	233 418	526 863	185 791	342 737
1. Net sales of finished products	7 208 498	13 400 202	6 089 238	12 076 800
2. Net sales of goods for resale and materials	2 784 784	5 230 516	2 173 868	3 166 546
II. Cost of goods sold, including:	(5 867 582)	(10 963 384)	(4 916 054)	(8 693 148)
- to subordinated entities	(137 100)	(310 223)	(186 408)	(332 588)
1. Cost of sales of finished products	(3 216 851)	(6 053 493)	(2 925 622)	(5 809 691)
2. Cost of goods for resale and materials sold	(2 650 731)	(4 909 891)	(1 990 432)	(2 883 457)
III. Gross profit on sales (I-II)	4 125 700	7 667 334	3 347 052	6 550 198
IV. Selling and distribution costs	(3 112 500)	(5 966 331)	(2 901 684)	(5 374 145)
V. General and administration expenses	(230 292)	(414 470)	(245 611)	(454 604)
VI. Profit on sales (III-IV-V)	782 908	1 286 533	199 757	721 449
VII. Other operating income	60 698	100 898	34 838	212 463
1. Profit on disposal of non-financial fixed assets	2 872	5 800	2 409	4 821
2. Grants	1	1	-	-
3. Other	57 825	95 097	32 429	207 642
VIII. Other operating expenses	(93 620)	(123 837)	(49 284)	(149 909)
1. Loss from disposal of non-financial fixed assets	(1 177)	(1 177)	(3 976)	(4 666)
2. Impairment of non-financial assets	(24 402)	(33 121)	(10 389)	(23 820)
3. Other	(68 041)	(89 539)	(34 919)	(121 423)
IX. Operating profit (VI+VII-VIII)	749 986	1 263 594	185 311	784 003
X. Financial income	78 892	171 839	55 947	132 164
1. Dividends and shares in profits, including:	-	68 220	1 873	48 382
- from subordinated entities	-	-	1 873	1 873
2. Interest, including:	8 859	15 158	17 132	27 870
- from subordinated entities	442	467	273	418
3. Profit from sale of investments	2 318	2 932	27 844	28 238
4. Revaluation of investments	883	1 927	2 070	2 231
5. Other	66 832	83 602	7 028	25 443
XI. Financial expenses	34 066	(91 307)	(9 850)	(163 470)
1. Interest, including:	(25 313)	(55 473)	(43 775)	(86 242)
- for subordinated entities	-	-	(204)	(403)
2. Loss from sale of investments	(10)	(39)	-	-
3. Revaluation of investments	(5 714)	(5 714)	(76)	(1 246)
4. Other	65 103	(30 081)	34 001	(75 982)
XII. Profit (loss) on sale of shares in subordinated entities	3 796	3 796	427	427
XIII. Gross profit (IX+X-XI+/-XII)	866 740	1 347 922	231 835	753 124
XIV. Extraordinary items (XIV.1. - XIV.2.)	5	(2)	469	470
1. Extraordinary gains	11	17	645	746
2. Extraordinary losses	(6)	(19)	(176)	(276)
XV. Amortisation of goodwill from subordinated entities	(1 341)	(2 814)	(1 358)	(2 716)
XVI. Negative goodwill from subordinated entities write-off	7 445	15 001	11 733	20 129
XVII. Profit before taxation (XIII+/-XIV-XV+XVI)	872 849	1 360 107	242 679	771 007
XVIII. Income tax	(158 995)	(265 832)	(71 050)	(224 372)
a) current part	(160 636)	(256 778)	(71 328)	(212 137)
b) deferred part	1 641	(9 054)	278	(12 235)
XIX. Other obligatory charges on profit	-	-	-	-
XX. Share in profit of subordinated entities accounted for under equity method	21 049	39 620	12 706	25 631
XXI. Minority interests	(18 100)	(35 325)	(11 087)	(17 384)
XXII. Net profit (XVII-XVIII-XIX+/-XX+/-XXI)	716 803	1 098 570	173 248	554 882

Net profit for 12 months (annualised)		1 561 269		835 076
Number of shares		427 709 061		420 177 137
Earnings per ordinary share (in PLN)		3,65		1,99

in PLN thousand

STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS' EQUITY	II quarter (current year) from 01.04.2004 to 30.06.2004	II quarters (current year) from 01.01.2004 to 30.06.2004	II quarter (previous year) from 01.04.2003 to 30.06.2003	II quarters (previous year) from 01.01.2003 to 30.06.2003
I. Equity at beginning of period	9 525 405	9 129 890	8 342 376	7 927 014
a) changes in accounting policies	-	26 097	-	13 883
b) corrections of fundamental errors	-	-	-	-
I. a. Equity at beginning of period restated for comparative data	9 525 405	9 155 987	8 342 376	7 940 897
1. Share capital at beginning of period	534 636	534 636	525 221	525 221
1.1.Movements in share capital	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
1.2. Share capital at end of period	534 636	534 636	525 221	525 221
2. Unpaid share capital at beginning of period	-	-	-	-
2.1. Movements in unpaid share capital	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
2.2. Unpaid share capital at end of period	-	-	-	-
3. Own shares at beginning of period	-	-	-	-
3.1. Movement in own shares	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
3.2 Own shares at end of period	-	-	-	-
4. Capital reserve at beginning of period	6 472 061	6 468 021	5 797 040	5 757 678
4.1. Movements in capital reserve	773 603	777 643	481 644	521 006
a) increases	773 603	777 643	481 644	521 006
- share premium	-	-	-	-
- distribution of profits (by articles)	-	-	-	-
- apportionment of profits (over the minimum provided for by the articles)	773 051	773 278	478 078	480 770
- transfer from capital reserves due to revaluation of fixed assets disposed	259	4 365	3 566	40 236
- other	293	-	-	-
b) decreases	-	-	-	-
- absorption of losses	-	-	-	-
- other	-	-	-	-
4.2. Capital reserve at end of period	7 245 664	7 245 664	6 278 684	6 278 684
5. Revaluation reserve at beginning of period	654 414	674 685	680 917	722 745
- changes in accounting policies, restatement of opening balance	-	-	-	-
5.1. Revaluation reserve at beginning of period restated for comparative data	654 414	674 685	680 917	722 745
5.2. Movements in revaluation reserve	28 031	7 760	(2 073)	(43 901)
a) increases	33 687	17 524	63	252
- hedge accounting-cash flow hedges	33 687	17 524	-	-
- deferred tax assets related to entries made to revaluation reserve	-	-	63	252
- other	-	-	-	-
b) decreases	(5 656)	(9 764)	(2 136)	(44 153)
- fixed assets disposals	(259)	(4 365)	(3 566)	(40 236)
- impairment of tangible fixed assets	(1 562)	(1 562)	(233)	(932)
- deferred tax assets related to entries made to revaluation reserve	(3 835)	(3 837)	-	-
- other	-	-	1 663	(2 985)
5.3. Revaluation reserve at end of period	682 445	682 445	678 844	678 844
6. Other capital reserves at beginning of period	53 476	53 476	53 476	53 476
6.1. Movements in other capital reserves	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
6.2. Other capital reserves at end of period	53 476	53 476	53 476	53 476
7. Foreign exchange differences from recalculation of subordinated entities	42 032	42 032	31 601	31 601

in PLN thousand

STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS EQUITY - CONTINUED	II quarter (current year) from 01.04.2004 to 30.06.2004	II quarters (current year) from 01.01.2004 to 30.06.2004	II quarter (previous year) from 01.04.2003 to 30.06.2003	II quarters (previous year) from 01.01.2003 to 30.06.2003
8. Undistributed profit (loss) from previous years at beginning of period	1 744 341	1 336 704	1 260 710	867 885
8.1. Undistributed profit from previous years at beginning of period	1 744 341	1 336 704	1 260 710	867 885
a) changes in accounting policies	-	26 097	-	13 883
b) corrections of fundamental errors	-	-	-	-
8.2. Undistributed profit from previous years at beginning of period restated for comparative data	1 744 341	1 362 801	1 260 710	881 768
a) increases	-	-	-	-
- other	-	-	-	-
b) decreases	(1 055 238)	(1 055 465)	(541 146)	(543 838)
- dividends paid	(278 011)	(278 011)	(58 825)	(58 825)
- transfer to capital reserve	(773 051)	(773 278)	(478 078)	(480 770)
- other (including transfer to receivables)	(4 176)	(4 176)	(4 243)	(4 243)
8.3. Undistributed profit from previous years at end of period	689 103	307 336	719 564	337 930
8.4. Undistributed loss from previous years at beginning of period	-	-	-	-
8.5. Undistributed loss from previous years at beginning of period restated for comparative data	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
8.6. Undistributed loss from previous years at end of period	-	-	-	-
8.7. Undistributed profit (loss) from previous years at end of period*	689 103	307 336	719 564	337 930
9. Net result for the financial year	716 803	1 098 570	173 248	554 882
a) net profit	716 803	1 098 570	173 248	554 882
b) net loss	-	-	-	-
c) distribution from current year profit	-	-	-	-
II. Equity at end of period	9 964 159	9 964 159	8 460 638	8 460 638

* including net result correspondingly from 1Q2004 and 1Q2003

in PLN thousand

CONSOLIDATED CASH FLOW STATEMENT	II quarter (current year) from 01.04.2004 to 30.06.2004	II quarters (current year) from 01.01.2004 to 30.06.2004	II quarter (previous year) from 01.04.2003 to 30.06.2003	II quarters (previous year) from 01.01.2003 to 30.06.2003
A. Cash flow from operating activities				
I. Net profit for the year	716 803	1 098 570	173 248	554 882
II. Total adjustments	339 148	586 691	7 183	(123 403)
1. Profit from minority interests	18 100	35 325	11 087	17 384
2. Net (profit) from subordinated entities accounted for under equity method	(21 049)	(39 620)	(12 706)	(25 631)
3. Depreciation	278 566	558 489	265 634	536 784
- including amortisation of goodwill from subordinated entities and negative goodwill in subordinated entities write-off	(6 104)	(12 187)	(10 375)	(17 413)
4. Foreign exchange (gains)/losses	*(80 039)*	*(42 216)*	*(33 345)*	*47 136*
5. Interest and dividends	13 228	(27 658)	33 753	22 549
6. (Profit) loss from investing activities	23 871	26 066	(30 564)	(13 037)
7. Movements in provisions	15 792	23 883	20 547	24 772
8. Movements in stock	(225 145)	(314 991)	119 856	(257 547)
9. Movements in receivables	(57 459)	(305 140)	50 397	(179 404)
10. Movements in creditors falling due within one year (with the exception of loans)	167 673	551 909	(435 861)	(102 653)
11. Movements in prepayments and accruals	200 033	102 093	5 727	(95 186)
12. Other adjustments	5 577	18 551	12 658	(98 570)
III. Cash flow from operating activities (I+/-II)	1 055 951	1 685 261	180 431	431 479
B. Cash flow from investing activities				
I. Inflows	138 188	184 189	86 524	103 768
1. Disposal of intangible fixed assets and tangible fixed assets	6 900	14 897	4 874	8 439
2. Disposal of real estate investments and intangible fixed assets investments	-	-	-	-
3. From financial assets, including:	121 726	156 442	81 016	92 394
a) in subordinated entities	17 767	17 965	13 590	13 631
- sales of financial assets (except for short term securities)	5 380	5 532	949	949
- sales of short term securities	-	-	1 284	1 284
- dividends and profits	12 367	12 367	10 811	10 811
- long-term loans repaid	-	-	507	507
- interest received	20	66	39	80
- other inflows from financial assets	-	-	-	-
b) in other entities	103 959	138 477	67 426	78 763
- sales of financial assets (except for short term securities)	1 037	1 268	292	2 445
- sales of short term securities	33 453	65 286	9 556	17 692
- dividends and profits	68 216	68 216	46 509	46 509
- long-term loans repaid	-	-	2 870	3 090
- interest received	1 253	3 707	8 199	9 027
- other inflows from financial assets	-	-	-	-
4. Other inflows from investing activities	9 562	12 850	634	2 935
II. Outflows	(569 554)	(994 077)	(253 263)	(936 557)
1. Purchases of intangible fixed assets and tangible fixed assets	(327 419)	(667 512)	(209 326)	(435 380)
2. Investments in real estate and intangible fixed assets	-	-	-	-
3. For financial assets, including:	(225 328)	(322 626)	(40 579)	(495 161)
a) in subordinated entities	(11 712)	(12 776)	(17 450)	(458 556)
- purchases of financial assets (except for short term securities)	(11 712)	(12 776)	(16 166)	(457 272)
- purchases of short term securities	-	-	(1 284)	(1 284)
- loans granted	-	-	-	-
b) in other entities	(213 616)	(309 850)	(23 129)	(36 605)
- purchases of financial assets (except for short term securities)	(3 942)	(14 331)	-	-
- purchases of short term securities	(207 954)	(293 447)	(13 774)	(27 250)
- loans granted	(1 720)	(2 072)	(9 355)	(9 355)
4. Dividends and other shares in profits paid to minority shareholders	(2 132)	(2 132)	(2 197)	(2 197)
5. Other payments	(14 675)	(1 807)	(1 161)	(3 819)
III. Net cash flow used in investing activities (I-II)	(431 366)	(809 888)	(166 739)	(832 789)

in PLN thousand

CONSOLIDATED CASH FLOW STATEMENT - CONTINUED	II quarter (current year) from 01.04.2004 to 30.06.2004	II quarters (current year) from 01.01.2004 to 30.06.2004	II quarter (previous year) from 01.04.2003 to 30.06.2003	II quarters (previous year) from 01.01.2003 to 30.06.2003
C. Cash flow from financing activities				
I. Inflows	104 973	645 016	613 783	2 156 415
1. Issuance of shares and other capital instruments, additional payments to capital	-	-	-	-
2. Loans	30 727	485 894	171 354	1 131 652
3. Issuance of short term securities	74 246	159 122	442 429	1 024 326
4. Other inflows	-	-	-	437
II. Outflows	(476 170)	(1 244 629)	(908 162)	(1 553 455)
1. Redemption of shares	-	-	-	-
2. Dividends and other distributions to shareholders	-	-	-	-
3. Other than distribution of profit to shareholders payments from profit	(123)	(123)	-	-
4. Repayment of loans	(360 670)	(1 027 879)	(279 241)	(563 795)
5. Repurchase of short term securities	(88 374)	(161 177)	(580 488)	(904 659)
6. Other financial liabilities	-	-	-	-
7. Finance lease payments	(2 289)	(5 045)	(1 711)	(3 525)
8. Interest paid	(24 714)	(50 405)	(46 722)	(81 199)
9. Other payments	-	-	-	(277)
III. Net cash flow used in / from financing activities (I-II)	(371 197)	(599 613)	(294 379)	602 960
D. Net cash flow (A.III+/-B.III+/-C.III)	253 388	275 760	(280 687)	201 650
E. Balance sheet change in cash and cash equivalents	251 742	274 278	(280 729)	201 590
- including changes in cash and cash equivalents resulting from foreign exchange gains/losses	(1 646)	(1 482)	(42)	(60)
F. Total cash and cash equivalents at beginning of period	584 296	561 760	660 509	178 190
G. Total cash and cash equivalents at end of period (F+/- D) *	837 684	837 520	379 822	379 840
- including those of limited availability	120 346	120 346	14 852	14 852

* excluding foreign exchange gains/losses - according to National Accounting Standard No 1

in PLN thousand

Condensed quarterly financial statements PKN ORLEN S.A. for IIQ 2004

BALANCE SHEET	as at 30.06.2004 end of quarter (current year)	as at 31.03.2004 end of previous quarter (current year)	as at 30.06.2003 end of quarter (previous year)	as at 31.03.2003 end of previous quarter (previous year)
Assets				
I. Fixed assets	8 909 458	8 858 205	8 803 561	8 916 348
1. Intangible fixed assets, including:	34 978	40 842	57 093	63 580
- goodwill	-	-	-	-
2. Tangible fixed assets	6 486 751	6 413 565	6 270 810	6 338 735
3. Long term receivables	36 544	28 753	32 655	34 271
3.1. From subordinated entities	33 984	25 219	25 751	25 940
3.2. From other entities	2 560	3 534	6 904	8 331
4. Long term investments	2 221 518	2 240 921	2 315 122	2 354 978
4.1. Real estate	-	-	-	-
4.2. Intangible fixed assets	-	-	-	-
4.3. Long term financial assets	2 221 518	2 240 921	2 315 122	2 354 978
a) in subordinated entities	1 722 341	1 741 887	1 718 118	1 757 902
b) in other entities	499 177	499 034	597 004	597 076
4.4. Other long term investments	-	-	-	-
5. Long term prepayments, deferred costs and deferred tax asset	129 667	134 124	127 881	124 784
5.1. Deferred tax assets*	-	-	-	-
5.2. Prepayments and deferred costs	129 667	134 124	127 881	124 784
II. Current assets	5 512 323	5 053 536	4 957 585	5 067 280
1. Inventories	2 874 524	2 657 724	2 719 729	2 825 771
2. Short term receivables	1 804 138	1 833 206	1 639 731	1 627 157
2.1. From subordinated entities	547 051	576 863	761 515	713 460
2.2. From other entities	1 257 087	1 256 343	878 216	913 697
3. Short term investments	603 092	129 503	68 680	67 005
3.1. Short term financial assets	603 092	129 503	68 680	67 005
a) in subordinated entities	-	-	-	-
b) in other entities	290 229	65 570	9 191	13 675
c) cash and cash equivalents	312 863	63 933	59 489	53 330
3.2. Other short term investments	-	-	-	-
4. Short term prepayments and deferred costs	230 569	433 103	529 445	547 347
Total assets	14 421 781	13 911 741	13 761 146	13 983 628

* the Company compensates provision for deferred tax and deferred tax assets

in PLN thousand

BALANCE SHEET	as at 30.06.2004 end of quarter (current year)	as at 31.03.2004 end of previous quarter (current year)	as at 30.06.2003 end of quarter (previous year)	as at 31.03.2003 end of previous quarter (previous year)
Liabilities				
I. Equity	9 127 976	8 754 536	7 809 951	7 715 320
1. Share capital	534 636	534 636	525 221	525 221
2. Unpaid share capital (negative value)	-	-	-	-
3. Own shares (negative value)	-	-	-	-
4. Capital reserve	6 777 817	6 125 473	5 936 632	5 537 798
5. Revaluation reserve	732 920	737 576	716 044	708 128
6. Other capital reserves	53 476	53 476	53 476	53 476
7. Undistributed profit from previous years	24 953	958 734	11 469	469 632
8. Net profit	1 004 174	344 641	567 109	421 065
9. Distribution from profit during financial year (negative value)	-	-	-	-
II. Liabilities and provisions for liabilities	5 293 805	5 157 205	5 951 195	6 268 308
1. Provisions for liabilities	690 125	668 641	761 217	768 601
1.1. Provision for deferred tax *	168 368	162 185	296 380	307 177
1.2. Retirement benefits and similar provisions	99 880	87 742	83 794	73 668
a) long term	87 712	76 394	73 295	63 299
b) short term	12 168	11 348	10 499	10 369
1.3. Other provisions	421 877	418 714	381 043	387 756
a) long term	361 923	361 884	318 807	324 070
b) short term	59 954	56 830	62 236	63 686
2. Long term liabilities	1 596 509	1 660 680	-	3 846
2.1. To subordinated entities	-	-	-	-
2.2. To other entities	1 596 509	1 660 680	-	3 846
3. Short term liabilities	2 920 847	2 751 527	5 129 911	5 435 586
3.1. To subordinated entities	103 467	93 694	402 095	467 931
3.2. To other entities	2 781 393	2 624 771	4 689 368	4 931 551
3.3. Special funds	35 987	33 062	38 448	36 104
4. Accruals and deferred income	86 324	76 357	60 067	60 275
4.1. Negative goodwill	-	-	-	-
4.2. Other accruals and deferred income	86 324	76 357	60 067	60 275
a) long term	-	-	-	-
b) short term	86 324	76 357	60 067	60 275
Total liabilities	14 421 781	13 911 741	13 761 146	13 983 628

* the Company compensates provision for deferred tax and deferred tax assets

Net book value	9 127 976	8 754 536	7 809 951	7 715 320
Number of shares	427 709 061	427 709 061	420 177 137	420 177 137
Net book value per share (in PLN)	21,34	20,47	18,59	18,36

OFF BALANCE SHEET ITEMS	as at 30.06.2004 end of quarter (current year)	as at 31.03.2004 end of previous quarter (current year)	as at 30.06.2003 end of quarter (previous year)	as at 31.03.2003 end of previous quarter (previous year)
1. Contingent receivables	-	-	-	-
1.1. From subordinated entities	-	-	-	-
- received guarantees and sureties	-	-	-	-
1.2. From other entities	-	-	-	-
- received guarantees and sureties	-	-	-	-
2. Contingent liabilities	1 410 735	1 440 062	468 924	378 376
2.1. To subordinated entities	1 410 735	1 440 062	468 924	378 376
- granted guarantees and sureties	1 410 735	1 440 062	468 924	378 376
2.2. To other entities	-	-	-	-
- granted guarantees and sureties	-	-	-	-
3. Other	900	900	900	46 862
Total off - balance sheet items	1 411 635	1 440 962	469 824	425 238

in PLN thousand

INCOME STATEMENT	II quarter (current year) from 01.04.2004 to 30.06.2004	II quarters cumulative (current year) from 01.01.2004 to 30.06.2004	II quarter (previous year) from 01.04.2003 to 30.06.2003	II quarters cumulative (previous year) from 01.01.2003 to 30.06.2003
I. Net sales, including:	6 924 830	12 934 217	5 769 775	11 438 785
- to subordinated entities	1 192 845	2 314 086	1 102 216	2 070 247
1. Net sales of finished products	6 535 371	12 188 005	5 433 644	10 809 478
2. Net sales of goods for resale and materials	389 459	746 212	336 131	629 307
II. Cost of goods sold, including:	(3 187 246)	(5 968 595)	(2 770 790)	(5 453 537)
- to subordinated entities	(597 996)	(1 277 383)	(649 260)	(1 157 391)
1. Cost of sales of finished products	(2 879 710)	(5 377 283)	(2 512 275)	(4 956 444)
2. Cost of goods for resale and materials sold	(307 536)	(591 312)	(258 515)	(497 093)
III. Gross profit on sales (I-II)	3 737 584	6 965 622	2 998 985	5 985 248
IV. Selling and distribution costs	(2 907 216)	(5 552 420)	(2 709 208)	(5 094 463)
V. General and administration expenses	(150 130)	(260 896)	(156 183)	(284 408)
VI. Profit on sales (III-IV-V)	680 238	1 152 306	133 594	606 377
VII. Other operating income	29 501	48 694	26 678	277 274
1. Profit on disposal of non-financial fixed assets	1 930	2 603	1 236	1 715
2. Grants	-	-	-	-
3. Other	27 571	46 091	25 442	275 559
VIII. Other operating expenses	(51 969)	(78 355)	(34 436)	(102 034)
1. Loss from disposal of non-financial fixed assets	(272)	(272)	(571)	(1 152)
2. Impairment of non-financial assets	(19 579)	(27 855)	(6 844)	(20 257)
3. Other	(32 118)	(50 228)	(27 021)	(80 625)
IX. Operating profit (VI+VII-VIII)	657 770	1 122 645	125 836	781 617
X. Financial income	94 714	177 657	76 953	135 905
1. Dividends and shares in profits, including:	24 134	92 778	20 491	67 000
- from subordinated entities	24 134	24 562	20 491	20 491
2. Interest, including:	4 453	6 422	14 082	22 094
- from subordinated entities	667	1 578	2 175	2 709
3. Proceeds from sale of investments	4 862	4 911	38 005	38 171
4. Revaluation of investments	388	531	-	45
5. Other	60 877	73 015	4 375	8 595
XI. Financial expenses	53 993	(56 123)	732	(127 189)
1. Interest, including:	(12 777)	(33 504)	(31 384)	(61 698)
- for subordinated entities	(362)	(771)	(943)	(2 403)
2. Loss from sale of investments	-	-	-	-
3. Revaluation of investments	(5 714)	(5 714)	(68)	(4 933)
4. Other	72 484	(16 905)	32 184	(60 558)
XII. Gross profit (IX+X-XI)	806 477	1 244 179	203 521	790 333
XIII. Extraordinary items (XIII.1 - XIII.2)	(2)	(2)	-	-
1. Extraordinary gains	-	-	-	-
2. Extraordinary losses	(2)	(2)	-	-
XIV. Profit before taxation (XII+/-XIII)	806 475	1 244 177	203 521	790 333
XV. Income tax	(146 942)	(240 003)	(57 477)	(223 224)
a) current part	(145 527)	(223 308)	(58 968)	(180 774)
b) deferred part	(1 415)	(16 695)	1 491	(42 450)
XVI. Other obligatory charges on profit	-	-	-	-
XVII. Net profit (XIV-XV-XVI)	659 533	1 004 174	146 044	567 109

Net profit for 12 months (annualised)		1 374 966		796 836
Number of shares		427 709 061		420 177 137
Earnings per ordinary share (in PLN)		3,21		1,90

in PLN thousand

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY	II quarter (current year) from 01.04.2004 to 30.06.2004	II quarters cumulative (current year) from 01.01.2004 to 30.06.2004	II quarter (previous year) from 01.04.2003 to 30.06.2003	II quarters cumulative (previous year) from 01.01.2003 to 30.06.2003
I. Equity at beginning of period	8 754 536	8 374 452	7 715 320	7 263 591
a) changes in accounting policies	-	35 998	-	11 472
b) corrections of fundamental errors	-	-	-	-
I.a. Equity at beginning of period restated for comparative data	8 754 536	8 410 450	7 715 320	7 275 063
1. Share capital at beginning of period	534 636	534 636	525 221	525 221
1.1.Movements in share capital	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
1.2. Share capital at end of period	534 636	534 636	525 221	525 221
2. Unpaid share capital at beginning of period	-	-	-	-
2.1. Movements in unpaid share capital	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
2.2. Unpaid share capital at end of period	-	-	-	-
3. Own shares at beginning of period	-	-	-	-
3.1. Movement in own shares	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
3.2 Own shares at end of period	-	-	-	-
4. Capital reserve at beginning of period	6 125 473	6 122 438	5 537 798	5 501 180
4.1. Movements in capital reserve	652 344	655 379	398 834	435 452
a) increases	652 344	655 379	398 834	435 452
- share premium	-	-	-	-
- distribution of profits (by articles)	-	-	-	-
- apportionment of profits (over the minimum provided for by the articles)	651 770	651 770	395 338	395 338
- transfer from capital reserves due to revaluation of fixed assets disposed	574	3 609	3 496	40 114
b) decreases	-	-	-	-
4.2. Capital reserve at end of period	6 777 817	6 777 817	5 936 632	5 936 632
5. Revaluation reserve at beginning of period	737 576	730 120	708 128	725 551
a) changes in accounting policies	-	11 045	-	3
5.a. Revaluation reserve at beginning of period restated for comparative data	737 576	741 165	708 128	725 554
5.1. Movements in revaluation capital	(4 656)	(8 245)	7 916	(9 510)
a) increases	26 196	21 287	11 645	31 536
- increase in valuation of long term investments	-	-	11 582	31 284
- deferred tax assets related to entries made to revaluation reserve	-	-	63	252
- hedge accounting-cash flow hedges	26 196	21 287	-	-
b) decreases	(30 852)	(29 532)	(3 729)	(41 046)
- fixed assets disposals	(574)	(3 609)	(3 496)	(40 114)
- impairment of tangible fixed assets	(1 102)	(1 102)	(233)	(932)
- decrease in valuation of long term investments	(24 408)	(20 986)	-	-
- deferred tax on bookings related to revaluation reserve	(4 768)	(3 835)	-	-
5.2. Revaluation reserve at end of period	732 920	732 920	716 044	716 044
6. Other capital reserves at beginning of period	53 476	53 476	53 476	53 476
6.1. Movements in other capital reserves	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
6.2. Other capital reserves at end of period	53 476	53 476	53 476	53 476

in PLN thousand

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY	II quarter (current year) from 01.04.2004 to 30.06.2004	II quarters cumulative (current year) from 01.01.2004 to 30.06.2004	II quarter (previous year) from 01.04.2003 to 30.06.2003	II quarters cumulative (previous year) from 01.01.2003 to 30.06.2003
7. Profit (loss) from previous years at beginning of period	1 303 375	933 781	890 697	458 163
7.1. Undistributed profit from previous years at beginning of period	1 303 375	933 781	890 697	458 163
a) changes in accounting policies	-	24 953	-	11 469
b) corrections of fundamental errors	-	-	-	-
7.2. Undistributed profit from previous years at beginning of period restated for comparative data	1 303 375	958 734	890 697	469 632
a) increases	-	-	-	-
b) decreases	(933 781)	(933 781)	(458 163)	(458 163)
- dividends paid	(278 011)	(278 011)	(58 825)	(58 825)
- transfer to capital reserve	(651 770)	(651 770)	(395 338)	(395 338)
- others	(4 000)	(4 000)	(4 000)	(4 000)
7.3. Undistributed profit from previous years at end of period	369 594	24 953	432 534	11 469
7.4. Undistributed loss from previous years at beginning of period	-	-	-	-
a) changes in accounting policies	-	-	-	-
b) corrections of fundamental errors	-	-	-	-
7.5. Undistributed loss from previous years at beginning of period restated for comparative data	-	-	-	-
a) increases	-	-	-	-
b) decreases	-	-	-	-
7.6. Undistributed loss from previous years at end of period	-	-	-	-
7.7. Undistributed profit (loss) from previous years at end of period*	369 594	24 953	432 534	11 469
8. Net result for the financial year	659 533	1 004 174	146 044	567 109
a) net profit	659 533	1 004 174	146 044	567 109
b) net loss	-	-	-	-
c) distribution of profit	-	-	-	-
II. Equity at end of period	9 127 976	9 127 976	7 809 951	7 809 951

* including net result from 1Q2004 and 2Q2003 accordingly

in PLN thousand

CASH FLOW STATEMENT	II quarter (current year) from 01.04.2004 to 30.06.2004	II quarters cumulative (current year) from 01.01.2004 to 30.06.2004	II quarter (previous year) from 01.04.2003 to 30.06.2003	II quarters cumulative (previous year) from 01.01.2003 to 30.06.2003
A. Cash flow from operating activities				
I. Net profit for the year	659 533	1 004 174	146 044	567 109
II. Total adjustments	206 028	32 714	225 253	(473 599)
1. Depreciation and amortisation	195 868	395 732	195 057	403 917
2. Foreign exchange (gains)/losses	(62 086)	(25 698)	(26 999)	32 017
3. Interest and dividends	(12 153)	(60 502)	6 948	(15 258)
4. (Profit) loss from investing activities	13 557	20 061	(36 294)	(21 365)
5. Movements in provisions	16 716	31 116	(1 957)	33 261
6. Movements in stock	(216 800)	(305 930)	107 477	(276 116)
7. Movements in receivables	(48 310)	(245 197)	101 354	(46 499)
8. Movements in creditors falling due within one year (with the exception of loans)	101 218	79 451	(139 359)	(292 855)
9. Movements in prepayments and accruals	216 413	126 851	13 342	(80 972)
10. Other adjustments	1 605	16 830	5 684	(209 729)
III. Net cash flow from operating activities (I+/-II)	865 561	1 036 888	371 297	93 510
B. Cash flow from investing activities				
I. Inflows	108 260	344 795	121 881	127 029
1. Sales of intangible fixed assets and tangible fixed assets	2 656	5 335	37 677	38 480
2. Disposal of real estate investments and intangible fixed assets investments	-	-	-	-
3. From financial assets, including:	98 729	99 150	83 885	86 403
a) in subordinated entities	29 727	29 880	31 091	31 129
- sales of financial assets (except for short term securities)	6 003	6 111	15 623	15 623
- sales of short term securities	-	-	-	-
- dividends and shares in profits	23 703	23 703	15 444	15 444
- long-term loans repaid	-	-	-	-
- interest received	21	66	24	62
- other inflows from financial assets	-	-	-	-
b) in other entities	69 002	69 270	52 794	55 274
- sales of financial assets (except for short term securities)	-	-	6	2 159
- sales of short term securities	-	-	-	-
- dividends and shares in profits	68 216	68 216	46 509	46 509
- long-term loans repaid	-	-	-	-
- interest received	786	1 054	6 279	6 606
- other inflows from financial assets	-	-	-	-
4. Other inflows from investing activities	6 875	240 310	319	2 146
II. Outflows	(472 471)	(726 489)	(243 364)	(955 937)
1. Purchases of intangible fixed assets and tangible fixed assets	(245 680)	(511 706)	(177 222)	(362 159)
2. Investments in real estate and intangible fixed assets	-	-	-	-
3. For financial assets, including:	(212 547)	(213 497)	(65 667)	(593 153)
a) in subordinated entities	(11 704)	(12 654)	(65 667)	(593 153)
- purchases of financial assets (except for short term securities)	(11 704)	(12 654)	(65 667)	(593 153)
b) in other entities	(200 843)	(200 843)	-	-
- purchases of short term securities	(200 843)	(200 843)	-	-
4. Other payments	(14 244)	(1 286)	(475)	(625)
III. Net cash flow used in investing activities (I-II)	(364 211)	(381 694)	(121 483)	(828 908)

in PLN thousand

CASH FLOW STATEMENT	II quarter (current year) from 01.04.2004 to 30.06.2004	II quarters cumulative (current year) from 01.01.2004 to 30.06.2004	II quarter (previous year) from 01.04.2003 to 30.06.2003	II quarters cumulative (previous year) from 01.01.2003 to 30.06.2003
C. Cash flow from financing activities				
I. Inflows	98 514	713 279	658 126	2 229 131
1. Issuance of shares and other capital instruments, additional payments to capital	-	-	-	-
2. Loans	-	394 556	150 436	1 076 964
3. Issuance of short term securities	98 514	318 723	507 690	1 152 167
4. Other inflows	-	-	-	-
II. Outflows	(348 848)	(1 116 292)	(901 744)	(1 495 823)
1. Redemption of shares	-	-	-	-
2. Dividends and other distributions to shareholders	-	-	-	-
3. Other than distribution of profit to shareholders payments from profit	-	-	-	-
4. Repayment of loans	(237 337)	(549 035)	(225 000)	(395 000)
5. Repurchase of short term securities	(98 614)	(536 467)	(644 477)	(1 042 515)
6. Other financial liabilities	-	-	-	-
7. Finance lease payments	(20)	(124)	(449)	(1 146)
8. Interest paid	(12 877)	(30 666)	(31 818)	(57 162)
9. Other payments	-	-	-	-
III. Net cash flow used in / from financing activities (I-II)	(250 334)	(403 013)	(243 618)	733 308
D. Net cash flow/(outflow) (A.III+/-B.III+/-C.III)	251 016	252 181	6 196	(2 090)
E. Balance sheet change in cash and cash equivalents	248 930	250 094	6 159	(2 150)
- including changes in cash and cash equivalents resulting from foreign exchange gains/losses	(2 086)	(2 087)	(37)	(60)
F. Total cash and cash equivalents at beginning of period	63 933	62 769	53 330	61 639
G. Total cash and cash equivalents at end of period (F+/- D) *	314 949	314 950	59 526	59 549
- including those of limited availability	7 327	7 327	11 243	11 243

* excluding foreign exchange gains/losses - according to National Accounting Standard No 1

The Capital Group of PKN ORLEN S.A. SA-QSr II/2004 PLN '000

I. INFORMATION ON PRINCIPLES OF PREPARATION OF THE CONSOLIDATED QUATERLY REPORT FOR 2Q 2004

1. Format and general rules of preparation of the consolidated and unconsolidated balance sheet, consolidated and unconsolidated income statement, statement of changes in consolidated and unconsolidated shareholders' equity and consolidated and unconsolidated cash flow statement

The condensed consolidated and unconsolidated financial statements presented in this consolidated quarterly report were prepared in compliance with the Polish Accounting Standards defined by the amended Accounting Act of 29 September 1994 (Journal of Law No 76, pos. 694, 2002 with further amendments "Accounting Act") and the Decree of the Council of Ministers of 16 October 2001 on type, form and scope of current and periodic information and dates of its publication by issuers of securities allowed to be traded publicly (Journal of Law No 139, pos. 1569 with further changes) and cover the period from 1 January 2004 to 30 June 2004 and comparable period from 1 January 2003 to 30 June 2003.

The accounting rules applied by PKN ORLEN S.A. ("the Company", "Dominant Company", "PKN ORLEN") and the Capital Group of Polski Koncern Naftowy ORLEN S.A. ("the Capital Group") in 2Q 2004, with exception for the change described in point 2 below, were presented in published annual reports: unconsolidated and consolidated for the year 2003.

2. Accounting policies in the Capital Group of Polski Koncern Naftowy ORLEN

2.1. In 2Q 2004 the Company and the Capital Group did not adopt any significant changes in applied accounting policies in comparison to policies applied by the Company and the Capital Group in year 2003 with exception for change in translation of balance items in foreign currencies due to change in Polish Accounting Act. Since 1 January 2004 assets and liabilities as at balance date are translated using the same average exchange rate set for the given currency by the National Bank of Poland ("NBP") for this date. As a consequence of those changes comparable data presented in these financial statements were restated.

	Net profit	Shareholders' equity	
	period from 1 January 2003 to 30 June 2003	31 December 2003	30 June 2003
As per published financial statements	550,950	9,129,889	8,442,823
Difference	3,932	26,097	17,815
Comparable data (restated)	554,882	9,155,986	8,460,638

2.2. Since 2004 year the Company applies hedge accounting in relation to concluded hedge transactions fulfilling rules specified for hedge accounting. These results in disclosure of valuation of effective part of hedge until its realization as revaluation reserve in the Company's balance sheet. This change does not require restatement of 2004 opening balance neither restatement of comparable data for 2003.

3. Method of preparation of the consolidated financial statements

For preparation of the consolidated and unconsolidated balance sheet, consolidated and unconsolidated income statement, statement of changes in consolidated and unconsolidated shareholders' equity and consolidated and unconsolidated cash flow statement, the same rules were applied as for preparation of consolidated and unconsolidated financial statements in year 2003.

The condensed consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated results of operation, balance sheets and cash flows for each period presented.

4. Principles of calculation of the selected financial data denominated in EURO

Selected financial data has been recalculated to EURO according to the following principles:

- balance sheet items - the average rate of NBP published as of 30 June 2004 - i.e. 4.5422 zloty/ EURO,
- income statement and cash flow items - exchange rate calculated as a simple average of NBP average rates for the last day of each month of the period from 1 January 2004 to 30 June 2004 – i.e. 4.7311 zloty/ EURO.

The Capital Group of PKN ORLEN S.A. SAQSr II/2004 PLN '000

II. INFORMATION ON CHANGES IN PROVISIONS AND FIXED ASSETS IMPAIRMENT LOSSES - CONSOLIDATED DATA

1. Impairment of assets

1.1. Impairment of tangible fixed assets

2Q 2004	
Balance as at 1.04.2004	98,273
Increases during the period 1.04.2004 – 30.06.2004	11,841
Decreases during the period 1.04.2004 – 30.06.2004	(6,645)
Balance as at 30.06.2004	103,469

2Q 2004 cumulative	
Balance as at 1.01.2004	89,823
Increases during the period 1.01.2004 – 30.06.2004	25,060
Decreases during the period 1.01.2004 – 30.06.2004	(11,414)
Balance as at 30.06.2004	103,469

1.2. Impairment of construction in progress

2Q 2004	
Balance as at 1.04.2004	37,633
Increases during the period 1.04.2004 – 30.06.2004	7,897
Decreases during the period 1.04.2004 – 30.06.2004	(4)
Balance as at 30.06.2004	45,526

2Q 2004 cumulative	
Balance as at 1.01.2004	37,636
Increases during the period 1.01.2004 – 30.06.2004	7,897
Decreases during the period 1.01.2004 – 30.06.2004	(7)
Balance as at 30.06.2004	45,526

1.3. Adjustments in the valuation of financial fixed assets and differences in the valuation of contribution in-kind

1.3.1. Impairment of financial fixed assets

2Q 2004	
Balance as at 1.04.2004	71,174
Increases during the period 1.04.2004 – 30.06.2004	5,714
Decreases during the period 1.04.2004 – 30.06.2004	(406)
Balance as at 30.06.2004	76,482

2Q 2004 cumulative	
Balance as at 1.01.2004	71,389
Increases during the period 1.01.2004 – 30.06.2004	5,714
Decreases during the period 1.01.2004 – 30.06.2004	(621)
Balance as at 30.06.2004	76,482

The Capital Group of PKN ORLEN S.A. SAQSr II/2004 PLN '000

1.3.2. Difference in the valuation of contribution in-kind related to financial long-term assets

2Q 2004	
Balance as at 1.04.2004	3,537
Increases during the period 1.04.2004 – 30.06.2004	-
Decreases during the period 1.04.2004 – 30.06.2004	(475)
Balance as at 30.06.2004	3,062

2Q 2004 cumulative	
Balance as at 1.01.2004	3,548
Increases during the period 1.01.2004 – 30.06.2004	1
Decreases during the period 1.01.2004 – 30.06.2004	(487)
Balance as at 30.06.2004	3,062

1.4. Allowance for doubtful debts

2Q 2004	
Balance as at 1.04.2004	312,121
Increases during the period 1.04.2004 – 30.06.2004	22,656
Decreases during the period 1.04.2004 – 30.06.2004	(17,679)
Balance as at 30.06.2004	317,098

2Q 2004 cumulative	
Balance as at 1.01.2004	316,863
Increases during the period 1.01.2004 – 30.06.2004	31,819
Decreases during the period 1.01.2004 – 30.06.2004	(31,584)
Balance as at 30.06.2004	317,098

1.5. Impairment of inventories

In 2Q 2004 the value of impairment of inventories of the Group amounted to PLN 4,813 thousand (PLN 7,038 thousand in 2Q cumulatively).

2. Provisions

2.1. Provision for deferred tax

2Q 2004	
Balance as at 1.04.2004 *	221,164
Increases during the period 1.04.2004 – 30.06.2004	9,422
Decreases during the period 1.04.2004 – 30.06.2004	(6,579)
Balance as at 30.06.2004	224,007

2Q 2004 cumulative	
Balance as at 1.01.2004*	212,323
Increases during the period 1.01.2004 – 30.06.2004	68,291
Decreases during the period 1.01.2004 – 30.06.2004	(56,607)
Balance as at 30.06.2004	224,007

* including PLN 6,121 thousand of opening balance adjustment resulting from change in accounting policies

The Capital Group of PKN ORLEN S.A. SAQSr II/2004 PLN '000

2.2. Provision for jubilee and retirement bonuses

2Q 2004	
Balance as at 1.04.2004	158,257
Increases during the period 1.04.2004 – 30.06.2004	24,786
Decreases during the period 1.04.2004 – 30.06.2004	(12,627)
Balance as at 30.06.2004	170,416

2Q 2004 cumulative	
Balance as at 1.01.2004	158,588
Increases during the period 1.01.2004 – 30.06.2004	28,294
Decreases during the period 1.01.2004 – 30.06.2004	(16,466)
Balance as at 30.06.2004	170,416

2.3. Other provisions

	Environmental provision	Provision for business risk	Other provisions
2Q 2004			
Balance as at 1.04.2004	405,859	21,659	29,033
Increases during the period 01.04.2004 – 30.06.2004	9,680	60	6,907
Decreases during the period 01.04.2004 – 30.06.2004	(4,413)	-	(6,803)
Balance as at 30.06.2004	411,126	21,719	29,137

	Environmental provision	Provision for business risk	Other provisions
2Q 2004 cumulative			
Balance as at 1.01.2004	406,792	21,812	29,200
Increases during the period 1.01.2004– 30.06.2004	9,694	60	7,088
Decreases during the period 1.01.2004 – 30.06.2004	(5,360)	(153)	(7,151)
Balance as at 30.06.2004	411,126	21,719	29,137

3. Goodwill from consolidation / Negative goodwill from consolidation

3.1. Goodwill from consolidation

2Q 2004	
Balance as at 1.04.2004	19,383
Increases during the period 1.04.2004 – 30.06.2004	1,301
Decreases during the period 1.04.2004 – 30.06.2004	(1,342)
Balance as at 30.06.2004	19,342

2Q 2004 cumulative	
Balance as at 1.01.2004	20,856
Increases during the period 1.01.2004 – 30.06.2004	1,300
Decreases during the period 1.01.2004 – 30.06.2004	(2,814)
Balance as at 30.06.2004	19,342

The Capital Group of PKN ORLEN S.A. SAQSr II/2004 PLN '000

3.2. Negative goodwill from consolidation

2Q 2004	
Balance as at 1.04.2004	294,268
Increases during the period 1.04.2004 – 30.06.2004	-
Decreases during the period 1.04.2004 – 30.06.2004 *	(10,627)
Balance as at 30.06.2004	283,641

2Q 2004 cumulative	
Balance as at 1.01.2004	301,369
Increases during the period 1.01.2004 – 30.06.2004	455
Decreases during the period 1.01.2004 – 30.06.2004*	(18,183)
Balance as at 30.06.2004	283,641

* including exchange rates differences from recalculating of consolidated entities

The Capital Group of PKN ORLEN S.A. SAQSr II/2004 PLN '000

III. DESCRIPTION OF CAPITAL GROUP OPERATIONS IN 2 Q 2004 AND DETAILS OF FACTORS AND EVENTS HAVING A MATERIAL INFLUENCE ON THE FINANCIAL RESULT

At the end of 2Q 2004 PKN ORLEN S.A. owned directly or indirectly shares in following entities, which either are (directly or indirectly) controlled (jointly controlled) by PKN ORLEN or PKN ORLEN has (directly or indirectly) significant influence:

- 87 subsidiaries,
- 2 companies jointly controlled,
- 22 associates.

In comparison to the end of 2Q 2003 there was a fall in the total number of subsidiaries, joint ventures and associates from 143 to 111. In 2Q 2004 there were 75 entities consolidated, whereas in 2Q 2003 – 86.

The most important factors having material influence on operating results in 2Q 2004 in comparison to 2Q 2003 are as follows (change: 2Q 2004 to 2Q 2003 if not stated):

- increase of refining margin ("crack") on quotations for gasoline from 82.92 to 144.57 USD/ton (by 74.3%), on quotations for Diesel from 54.51 to 77.00 USD/ton (by 41.3%) and for Ekoterm from 31.67 to 51.60 USD/ton (by 62.9%),
- increase in average price of Brent crude oil quotations from 26.05 to 35.35 USD/bbl (by 35.7%),
- increase in discount of Ural crude oil in relation to Brent crude oil quotations from /-2.05/ USD/bbl to /-3,12/ USD/bbl (by 51.2%),
- increase in sales volume of gasoline by 7.2%,
- increase in sales volume of Diesel by 5.4%,
- increase in sales volume of LPG by 6.6%,
- increase in sales volume of petrochemical products by 5.2%

- increase of EURO average exchange rate from 4.35 to 4.69 PLN/EURO (by 7.8%),
- increase of USD average exchange rate from 3.84 to 3.89 PLN/USD (by 1.3%),

- decrease in volume of Ekoterm by 8.5%,

In 2Q 2004 the Capital Group retail sales and wholesales of motor fuels (gasoline, Diesel, LPG, Jet A-1) and light heating oil (Ekoterm) amounted to 2,504,206 tons and was higher than sales realized in the corresponding period of the previous year by 133,729 tons (by 5.6%). For 2Q 2004 cumulatively the sales of the products mentioned above increased by 472,111 tons (i.e. by 10.9%) in comparison to the corresponding period of the previous year.

The total sales of all products (refinery, chemical and other) in 2Q 2004 amounted to 3,548,481 tons and was higher than in 2Q of previous year by 143,044 tons (by 4.2%). Total sales for 2Q 2004 cumulatively was higher than for 2Q 2003 cumulatively by 425,647 tons (i.e. by 6.6%).

The retail sales of motor fuels (gasoline, Diesel, LPG) in 2Q 2004 amounted to 846,875 tons and was lower than sales in the corresponding period of previous year by 72,679 tons (by 7.9%); the total sales for 2Q 2004 cumulatively amounted to 1,598,454 tons increase by (3.0%).

These growing tendencies in sales volumes result from higher dynamics of fuels consumption in Poland during 6 month period ended 30 June 2004, there was 8.7% increase in comparison to the corresponding period of the previous year.

Sales trends of main products are presented in the tables below:

Sales volume of light products - the Capital Group of PKN ORLEN	**2Q 2003**		**2Q 2004**		**Dynamics (%) 2 Quarter 2004/ 2 Quarter 2003**
Wholesale of main light products, including:		**1,306,843**		**1,611,595**	**123.3**
- gasoline (tons)		390,814		482,941	123.6
- Diesel (tons)		593,303		699,126	117.8
- Ekoterm (tons)		273,779		338,230	123.5
Retail sales of motor fuels, including:	**1,176,480**	**919,554**	**1,090,959**	**846,875**	**92.1**
- gasoline (thousand litres) / (tons)	688,856	520,086	653,728	493,565	94.9
- Diesel (thousand litres) / (tons)	443,193	374,498	380,163	321,238	85.8
- LPG (thousand litres) / (tons)	44,431	24,970	57,068	32,072	128.4
Total sales of fuels (tons)		**2,370,477**		**2,504,206**	**105.6**
- including motor fuels (tons)		2,000,606		2,165,922	108.3

Sales volume of light products - the Capital Group of PKN ORLEN	**2 Quarters 2003 cumulatively**		**2 Quarters 2004 cumulatively**		**Dynamics (%) 2 Quarters 2004/ 2 Quarters 2003**
Wholesale of main light products, including:		**2,586,878**		**3,123,091**	**120.7**
- gasoline (tons)		718,739		876,555	122.0
- Diesel (tons)		1,059,644		1,279,330	120.7
- Ekoterm (tons)		709,242		822,412	116.0
Retail sales of motor fuels, including:	**1,989,681**	**1,551,803**	**2,057,213**	**1,598,454**	**103.0**
- gasoline (thousand litres) / (tons)	1,179,664	890,646	1,233,338	931,170	104.5
- Diesel (thousand litres) / (tons)	727,658	614,871	721,791	609,913	99.2
- LPG (thousand litres) / (tons)	82,359	46,286	102,084	57,371	123.9
Total sales of fuels (tons)		**4,339,723**		**4,811,834**	**110.9**
- including motor fuels (tones)		3,529,760		3,989,186	113.0

High dynamics of refining margin on quotations of basic refining products and the results of the undertaken actions aimed at operating costs reduction and restructuring caused increase of operating profit of the Dominant Company and the Capital group in comparison to the corresponding period of the previous year.

The results of the Dominant Company compared with the Capital Group were as follows:

in PLN thousand

Items	**2Q 2003**		**PKN's share in the Group**	**2Q 2004**		**PKN's share in the Group**
	Group	**PKN**	**(%)**	**Group**	**PKN**	**(%)**
Crude oil processing ('000 tons)	3,017	2,882	95.5	3,036	2,902	95.6
Net sales revenue	8,263,106	5,769,775	69.8	9,993,282	6,924,830	69.3
Profit on sales	199,757	133,594	66.9	782,908	680,238	86.9
Operating profit	185,311	125,836	67.9	749,986	657,770	87.7
Profit before taxation	242,679	203,521	83.9	872,849	806,475	92.4
Net profit	173,248	146,044	84.3	716,803	659,533	92.0

Items	2 Quarters 2003 cumulatively		PKN's share in the Group	2 Quarters 2004 cumulatively		PKN's share in the Group
	Group	PKN	(%)	Group	PKN	(%)
Crude oil processing ('000 tons)	6,030	5,752	95.4	5,956	5,698	95.7
Net sales revenue	15,243,346	11,438,785	75.0	18,630,718	12,934,217	69.4
Profit on sales	721,449	606,377	84.0	1,286,533	1,152,306	89.6
Operating profit	784,003	781,617	99.7	1,263,594	1,122,645	88.8
Profit before taxation	771,007	790,333	102.5	1,360,107	1,244,177	91.5
Net profit	554,882	567,109	102.2	1,098,570	1,004,174	91.4

During 2Q 2004 the companies of the Capital Group processed 3,036 thousand tons of crude oil. The achieved level of processing is by 0.6% higher than in the corresponding period of the previous year, however, the 2Q 2004 cumulatively was lower by 1.2% than 2Q 2003 cumulatively.

In 2Q 2004 profit on sales of the Capital Group reached the level of PLN 783 million and was almost four times higher than the result for 2Q 2003. In 2Q 2004 cumulatively profit on sales amounted to 1,287 million and was higher than in 2Q 2003 by 78.5%. While applying LIFO method, estimated profit on sales in 2Q 2004 amounted to PLN 586 million comparing to PLN 439 million in 2Q 2003. In 2Q 2004 cumulatively estimated profit on sales calculated with LIFO method amounted to PLN 977 million comparing to PLN 755 million in the previous year.

In 2Q 2004 there was a growing trend in crude oil prices, what resulted in increase of financial results of the Capital Group calculated using the statutory weighted average method for stock valuation.

In 2Q 2004 net profit of the Capital Group reached the level of PLN 717 million and was higher by 314.5% from profit gained in 2Q 2003. In 2Q 2004 cumulatively net profit amounted to PLN 1,099 million and was higher than in 2Q 2003 cumulatively by 98.0%. While applying LIFO method, estimated net profit in 2Q 2004 amounted to PLN 557 million comparing to PLN 347 million in 2Q 2003. In 2Q cumulatively estimated net profit calculated with LIFO method amounted to PLN 848 million comparing to PLN 580 million in the comparable period of the previous year.

In 2Q 2004 the share in the net profit of the Dominant Company in the net profit of the Capital Group increased significantly from 84.3% to 92.0% in comparison to 2Q 2003. Such significant increase resulted from increase of margins (cracks) on basic refining products and decreasing number of consolidated companies.

Financial data with segment information of the Capital Group is presented below:

in PLN million

Items	2Q 2003				2Q 2004			
	Refining	Chemicals	Other operations	Total	Refining	Chemicals	Other operations	Total
Segment result	211	72	4	287	713	121	30	864
Unallocated corporate income				3				1
Unallocated corporate expense				-105				-115
Profit from operations				185				750

The Capital Group of PKN ORLEN S.A. SAQSr II/2004 PLN '000

Items	2 Quarters 2003 cumulatively				2 Quarters 2004 cumulatively			
	Refining	Chemicals	Other operations	Total	Refining	Chemicals	Other operations	Total
Segment result	705	273	21	999	1 125	322	65	1 512
Unallocated corporate income				13				2
Unallocated corporate expense				-228				-250
Profit from operations				784				1 264

In 2Q 2004 segment total operating profit increased by almost four times in comparison to 2Q 2003. That increase was mostly influenced by results of refining segments by 237.9% (very high margin levels on quotations for refining products) and chemical segment by 68.1% (constant high demand on petrochemicals). During 2Q 2004 cumulatively segment total operating profit increased by 61.2% in comparison to 2Q 2003 cumulatively. This was caused by the increase of profit in refining segment by 59.6% (due to high margin levels) and increase of profit of chemical segment by 17.9%.

Under Bonds Issuance Program in 2Q 2004 the Dominant Company completed 2 issuances of total value PLN 100 million. Bonds of total value amounting to PLN 33 million were acquired by companies from the Capital Group (including PLN 24 million acquired by companies from the Capital Group consolidated under full method):

issuance 1. PLN 50 million (BRE),
issuance 2. PLN 50 million (BH),

IV. UNUSUAL ITEMS AND EVENTS HAVING A MATERIAL INFLUENCE ON THE FINANCIAL RESULT

In the 6 month period ended 30 June 2004 there were no unusual items affecting the amounts presented in these financial statements.

The Capital Group of PKN ORLEN S.A. SAQSr II/2004 PLN '000

V. SEGMENT DATA

Segment:	Refining and Marketing				Chemicals				Other operations				Eliminations				Consolidated			
	for the period				for the period				for the period				for the period				for the period			
	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months
	ended 30 June 2004		ended 30 June 2003		ended 30 June 2004		ended 30 June 2003		ended 30 June 2004		ended 30 June 2003		ended 30 June 2004		ended 30 June 2003		ended 30 June 2004		ended 30 June 2003	
Revenues																				
External sales	16,466,450	8,969,460	13,376,393	7,413,731	1,830,751	872,170	1,612,947	724,580	333,517	151,652	254,006	124,795	-	-	-	-	18,630,718	9,993,282	15,243,346	8,263,106
Inter-segment sales	1,924,194	1,217,440	1,696,450	771,133	667,440	350,764	690,363	315,343	397,389	175,166	565,704	292,432	(2,989,023)	(1,743,370)	(2,952,517)	(1,378,908)	-	-	-	-
Total revenue	18,390,644	10,186,900	15,072,843	8,184,864	2,498,191	1,222,934	2,303,310	1,039,923	730,906	326,818	819,710	417,227	(2,989,023)	(1,743,370)	(2,952,517)	(1,378,908)	18,630,718	9,993,282	15,243,346	8,263,106
Costs	**(17,258,699)**	**(9,451,658)**	**(14,331,544)**	**(7,955,171)**	**(2,176,539)**	**(1,101,643)**	**(2,141,045)**	**(970,165)**	**(651,417)**	**(283,898)**	**(788,004)**	**(412,753)**	**2,988,969**	**1,743,509**	**2,953,184**	**1,378,918**	**(17,097,686)**	**(9,093,690)**	**(14,307,409)**	**(7,959,171)**
Other operating income	76,868	48,624	58,014	13,515	10,754	6,787	124,746	5,442	11,219	4,226	16,593	12,910					98,841	59,637	199,353	31,867
Other operating cost	(84,262)	(70,851)	(94,632)	(32,085)	(10,177)	(7,571)	(14,099)	(2,853)	(26,062)	(17,212)	(28,055)	(13,508)					(120,501)	(95,634)	(136,786)	(48,446)
Result																				
Segment result	1,124,551	713,015	704,681	211,123	322,229	120,507	272,912	72,347	64,646	29,934	20,244	3,876	(54)	139	667	10	1,511,372	863,595	998,504	287,356
Unallocated corporate income																	2,057	1,061	13,110	2,971
Unallocated corporate expenses																	(249,835)	(114,670)	(227,611)	(105,016)
Profit from operations																	**1,263,594**	**749,986**	**784,003**	**185,311**
Financial income																	171,839	78,892	132,164	55,947
Financial expenses																	(91,307)	34,066	(163,470)	(9,850)
Loss on disposal of all or part of shares in subordinated entities																	3,796	3,796	427	427
Gross profit																	**1,347,922**	**866,740**	**753,124**	**231,835**
Extraordinary gains																	17	11	746	645
Extraordinary losses																	(19)	(6)	(276)	(176)
Write-off of goodwill from consolidation	(2,394)	(1,207)	(2,298)	(1,149)	-	-	-	-	(420)	(134)	(418)	(209)					(2,814)	(1,341)	(2,716)	(1,358)
Write off of negative goodwill from consolidation	2,852	1,371	7,747	5,415	12,119	6,059	12,119	6,059	30	15	263	259					15,001	7,445	20,129	11,733
Profit before taxation																	**1,360,107**	**872,849**	**771,007**	**242,679**

The Capital Group of PKN ORLEN S.A. SAQSr II/2004 PLN '000

Segment:	Refining and Marketing				Chemicals				Other operations				Eliminations				Consolidated			
	for the period				for the period				for the period				for the period				for the period			
	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months
	ended 30 June 2004		ended 30 June 2003		ended 30 June 2004		ended 30 June 2003		ended 30 June 2004		ended 30 June 2003		ended 30 June 2004		ended 30 June 2003		ended 30 June 2004		ended 30 June 2003	
Income taxes																	(265,832)	(158,995)	(224,372)	(71,050)
Other obligatory charges on profit (increase of loss)																	-	-	-	-
Share in profit (losses) of subordinated entities accounted for using equity method	(64)	(128)	(189)	165	31,602	19,676	18,664	9,265	8,082	1,501	7,156	3,276					39,620	21,049	25,631	12,706
Minority interests																	(35,325)	(18,100)	(17,384)	(11,087)
Net profit																	1,098,570	716,803	554,882	173,248

The Capital Group of PKN ORLEN S.A. SAQSr II/2004 PLN '000

Segment:	Refining and Marketing				Chemicals				Other operations				Consolidated			
	for the period				for the period				for the period				for the period			
	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months
	ended 30 June 2004		ended 30 June 2003		ended 30 June 2004		ended 30 June 2003		ended 30 June 2004		ended 30 June 2003		ended 30 June 2004		ended 30 June 2003	
Property, plant, equipment and intangible assets expenditures	260,613	165,984	335,320	208,179	312,319	165,314	130,149	68,673	29,496	15,539	62,620	53,239	602,428	346,837	528,089	330,091
Property, plant, equipment and intangible assets expenditures unallocated to segments													15,616	11,845	20,386	14,668
Total property, plant, equipment and intangible assets expenditure													**618,044**	**358,682**	**548,475**	**344,759**
Segment depreciation	394,205	196,505	357,552	179,052	86,824	43,090	97,361	47,548	73,036	37,286	82,513	41,016	554,065	276,881	537,426	267,616
Unallocated assets depreciation													16,890	8,068	16,771	8,393
Total depreciation													**570,955**	**284,949**	**554,197**	**276,009**
Non-cash expenses other than depreciation	**40,710**	**30,755**	**68,815**	**4,942**	**7,450**	**6,826**	**8,699**	**2,803**	**13,618**	**5,825**	**21,900**	**9,870**	**61,778**	**43,406**	**99,414**	**17,615**

Geographical segments

As the result of long-term investments in Germany, beginning from 1 March 2003 the Group operates in Poland and Germany. The following table shows the distribution of the Company's consolidated sales by geographical market segmental reporting for business segments for 6 and 3 month periods ended 30 June 2004 and 30 June 2003.

Segment:	Refining and Marketing				Chemicals				Other operations				Consolidated			
	for the period				for the period				for the period				for the period			
	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months	6 months	3 months
	ended 30 June 2004		ended 30 June 2003		ended 30 June 2004		ended 30 June 2003		ended 30 June 2004		ended 30 June 2003		ended 30 June 2004		ended 30 June 2003	
Export Sales	485,861	287,979	303,462	150,133	417,853	196,665	412,383	182,359	11,640	4,139	8,156	6,470	915,354	488,783	724,001	338,962
Domestic sales	11,807,496	6,435,938	10,633,269	5,466,853	1,412,898	675,505	1,200,564	542,221	321,877	147,513	245,850	118,325	13,542,271	7,258,956	12,079,683	6,127,399
Sales in Germany	4,173,093	2,245,543	2,439,662	1,796,745	-	-	-	-	-	-	-	-	4,173,093	2,245,543	2,439,662	1,796,745
Total external revenue	**16,466,450**	**8,969,460**	**13,376,393**	**7,413,731**	**1,830,751**	**872,170**	**1,612,947**	**724,580**	**333,517**	**151,652**	**254,006**	**124,795**	**18,630,718**	**9,993,282**	**15,243,346**	**8,263,106**

The Capital Group of PKN ORLEN S.A. SAQSr II/2004 PLN '000

VI. MOST IMPORTANT EVENTS FOR THE PERIOD FROM 1 APRIL 2004 TO THE DAY OF PREPARATION OF THIS REPORT EARLIER REPORTED IN THE CURRENT REPORTS

1. On 16 April 2004 the Management Board of PKN ORLEN informed that it has withdrawn from submitting a binding offer to purchase shares of SNP Petrom S.A. PKN ORLEN is currently involved in a number of privatisation processes in the oil and gas sector in Central Europe. PKN ORLEN had requested twice the Romanian Government to extend the deadline of the submission of the binding offers due to the need to conduct further, in-depth analysis, with respect to the impact of these processes on PKN ORLEN's participation in the privatisation of SNP Petrom. However, the Romanian Government decided not to extend the current deadline of 15 April 2004.

2. On 22 April 2004 the Supervisory Board of PKN ORLEN appointed Krzysztof Kluzek to the position of the member of the Management Board. Simultaneously he resigned from the position of the member of the Supervisory Board of PKN ORLEN.

3. On 23 April 2004 PKN ORLEN submitted an offer (the "Offer") for the acquisition of 62.99% of the share capital of UNIPETROL, a.s., a company operating in the Czech oil sector ("UNIPETROL"), and the purchase of the receivables of Ceska Konsolidacni Agentura ("CKA") towards certain entities directly or indirectly owned by UNIPETROL, as well as for the purchase of 9.76% of the share capital of Spolana, a.s., currently being held by CKA (collectively the "CKA Assets").

4. On 29 April 2004 Polski Koncern Naftowy ORLEN S.A. received a letter from WestLB a financial advisor to Czech National Property Found ("NPF") and a state agency Ceska Konsolidacni Agentura ("CKA"), which stated that the Czech Government selected PKN ORLEN as the successful bidder in the auction for the 62.99% stake in Czech downstream oil and petrochemicals group, Unipetrol a.s. ("Unipetrol") held by the NPF. Therefore PKN ORLEN will also acquire associated receivables toward some of the Unipetrol Group companies and 9.76% stake in Unipetrol's producing subsidiary, Spolana a.s. ("Spolana"), held by CKA. PKN ORLEN agreed to pay approx. CZK 11.3 billion for the 62.99% stake in Unipetrol, CZK 1.0 million for CKA's 9.76% stake in Spolana and approx. CZK 1.7 billion for CKA's receivables with a total nominal value of approx. CZK 3.1 billion and EUR 9.5 million, and USD 4.9 million, as of April 1, 2004. Following the acquisition of the NPF's stake in Unipetrol and in accordance with Czech law, PKN ORLEN will launch a mandatory tender offer to acquire the interests of minority shareholders in Unipetrol and its listed subsidiaries. PKN ORLEN has agreed on the basis of the agreements with ConocoPhillips Central and Eastern Europe Holdings B.V., one of the major oil and gas worldwide companies ("ConocoPhillips") and Agrofert Holding, a.s., the second largest chemicals group in the Czech Republic ("Agrofert"), to procure as a majority shareholder in Unipetrol the sale by Unipetrol of some of Unipetrol's assets to ConocoPhillips and to Agrofert, after successful completion of the privatisation process. A large portion of the funds for the financing of the above transaction is already provided in the form of the currently available credit facilities. The reminder will be arranged for within the time periods indicated in the payment schedules relating to the transaction. Management believes that completion of the transaction should not result in any violation of any covenants under the syndicated credit facility agreement. Some banks have already offered PKN ORLEN their assistance in financing the transaction in question. PKN ORLEN will provide investors with more details on this transaction upon signing of Share Sale and Purchase Agreement with NPF. The transaction is expected to close by the end of the third quarter of 2004, once necessary Czech regulatory approvals have been granted.

5. On 30 April 2004 the Management Board made public the joint statement of MOL and PKN ORLEN on their talks advancement. On 20 November 2003, MOL and PKN ORLEN signed a Memorandum of Understanding initiating exclusive negotiations to evaluate the potential merits of closer cooperation between the two companies. The Memorandum of Understanding provided for an initial period of exclusive consultation between MOL and PKN ORLEN in respect of the potential co-operation. The comprehensive analysis conducted jointly during the recent months has clearly indicated to both companies the strong business logic and potential for cooperation. The parties have made substantial progress on the creation of an agreed, detailed cooperation framework, but further discussions are still required to reach a binding agreement and to secure approvals from all relevant governmental and corporate bodies. Cooperation between the parties, which has started on the basis of the Memorandum of Understanding, will be continued upon the progress made so far.

The Capital Group of PKN ORLEN S.A. SAQSr II/2004 PLN '000

6. On 14 May 2004 the Management Board of PKN ORLEN informed that a Register Court in Elmshorn (Germany) registered a share capital increase in ORLEN Deutschland Immobilien GmbH, based in Elmshorn. The share capital of ORLEN Deutschland Immobilien GmbH was increased from EUR 30,000,000 to EUR 60,000,000 i.e. by EUR 30,000,000 through a merger with Orlen Deutschland GmbH and change of articles of associations. The capital was increased by PKN through a cash contribution.
The total number of votes is 1,200,000. The Register Court also registered the name of the new company - ORLEN Deutschland GmbH. As of 11 May 2004 the following companies have been deregistered from the Register Court, as they have been parts of the chain merger:
   - Jewel Tankstellen Nord GmbH (taken over by AMF Service GmbH)
   - Orlen Tankstellen Aktiengesellschaft (taken over by AMF Service GmbH)
   - NTG Norddeutsche Tankstellen AG (taken over by ORLEN Deutschland Immobilien GmbH)
   - AMF Service GmbH (taken over by Orlen Deutschland GmbH)
   - Orlen Deutschland GmbH (merged with ORLEN Deutschland Immobilien GmbH)

   The Register Court also registered the name of the new company - ORLEN Deutschland GmbH (former ORLEN Deutschland Immobilien GmbH). The company specialises in fuel wholesale and retail. PKN ORLEN owns 100 per cent of the total shares in ORLEN Deutschland GmbH.

7. The Management Board of PKN ORLEN informed that on 4 June 2004 PKN ORLEN and the National Property Fund of the Czech Republic completed successfully the preparation of the legal documentation of the transaction concerning the privatisation, by the way of sale of the shares, of UNIPETROL a.s. as well as the sale of certain related assets held by the Czech Consolidation Agency.

8. The Management Board of PKN ORLEN informed that on 4 June 2004 PKN ORLEN has entered into an agreement with the National Property Fund of Czech Republic ("NPF"), to acquire, subject to appropriate regulatory approvals, 114,224,038 bearer shares of Unipetrol a.s., each having the nominal value of CZK 100 ("Unipetrol Shares") representing approximately 62.99% of all issued and outstanding shares of Unipetrol, a.s ("Unipetrol") (the "Unipetrol Agreement"). PKN ORLEN has also reached agreements with Ceska Konsolidacni Agentura ("CKA") to acquire (i) 745,000 bearer shares of Spolana a.s., each having a nominal value of CZK 655 ("Spolana Shares"), which represent 9.76% of the share capital of Spolana a.s., a Unipetrol's producing subsidiary, (the "Spolana Agreement"), and (ii) receivables towards some of the companies of the Unipetrol Group (the "Framework Agreement"). Pursuant to the resolution of the Government of the Czech Republic No. 415, dated April 28, 2004, the Czech Government authorized the sale of the Unipertol Shares, Spolana Shares and the above mentioned receivables.
In 2003, Unipetrol posted audited consolidated profit of CZK 87.7 million, consolidated revenues reached CZK 67.9 billion.
PKN ORLEN has agreed to pay approximately CZK 11.3 bn for the 62.99% stake in Unipetrol, CZK 1.0 million for the 9.76% stake in Spolana and approx. CZK 1.7 billion for receivables towards companies of the Unipetrol group with a nominal value of approx. CZK 3.1 billion, EUR 9.5 million and USD 4.9 million as of April 1, 2004.
The Unipetrol Agreement is a material agreement as the value of the agreement amounts to at least 10% of PKN ORLEN's equity.
The agreement foresees a price adjustment mechanism for the shares in Unipetrol to address any unexpected change of value in Unipetrol until closing of this transaction. Price adjustment formula is based on difference in adjusted net book value of Unipetrol as of the end of 2003 and at the end of the month in which PKN ORLEN acquires 62.99% stake in Unipetrol. The price adjustment for Unipetrol shares is limited to 5% and 15% upward adjustment and 5% and 25% downward adjustment. The purchase price will be settled through the Escrow Account. 10% of the purchase price will be deposited on the Escrow Account after execution of the Unipetrol Agreement and remaining 90% of the purchase price shall be deposited on the Escrow Account after all conditions precedent provided in all three Unipetrol, Spolana and Framework Agreements are fulfilled.
Pursuant to the Unipetrol Agreement, PKN ORLEN may be obliged to contractual penalties amounting to CZK 5 million or to 10% of the purchase price for a breach of its certain obligations as provided in the agreement. The obligation of PKN ORLEN to pay the contractual penalties does not exclude the right of NPF for damages.
The agreement was executed under several conditions precedent, among which the substantial conditions are:
   - the antimonopoly consent shall have been obtained,

The Capital Group of PKN ORLEN S.A. SAQSr II/2004 PLN '000

- the Czech Securities Commission shall have been informed by PKN ORLEN about the execution of the agreement,
- the pre-emptive rights relating to the change of control of Unipetrol, by any and all of the IOC members (Eni International B.V., ConocoPhillips Central and Eastern Europe Holdings B.V. and Shell Overseas Investments B.V., as shareholders in Ceska rafinerska, a.s.) shall have been exercised or the time limit for the exercise of the pre-emptive rights shall have lapsed,
- any and all conditions precedent set out in the Spolana Agreement and/or in the Framework Agreement shall have been satisfied or waived, and
- the decision of the European Commission that the transaction does not constitute any public aid or that it is compatible with the common market have been obtained.

A large portion of the funds for the financing of this transaction is already provided in the form of the currently available credit limits. The reminder will be arranged for within the time periods indicated in the payment schedules relating to the transaction. The completion of the transaction will not result in any violation of any covenants under the syndicated credit facility agreement. The banks have already offered PKN ORLEN their assistance in financing the transaction..

PKN ORLEN's discussions with Unipetrol's current lenders to gather their support with regard to this transaction have been carried through favourably. PKN ORLEN is confident that the financing needs of Unipetrol can and will be sustained by the Czech banking market.

PKN ORLEN wants to maintain and improve its existing investment grade credit rating and will carefully monitor its capital structure as appropriate to comply with this goal.

The transaction is expected to close by the end of the third quarter of 2004, once necessary regulatory approvals have been granted.

This transaction strengthens PKN ORLEN's position as the leading Central and East European downstream oil and petrochemicals player, and further demonstrates that PKN ORLEN is spearheading consolidation in the region.

Following the acquisition of the NPF's stake in Unipetrol and in accordance with Czech law, PKN ORLEN will launch a mandatory tender offer to acquire the interests of minority shareholders in Unipetrol a.s. and its listed subsidiaries (Spolana a.s and Paramo a.s.).

PKN ORLEN entering into the Unipetrol, Spolana and Framework Agreements, already had a general concept for Unipetrol Group restructuring. PKN ORLEN has agreed on the basis of the agreements with ConocoPhillips Central and Eastern Europe Holdings B.V. ("ConocoPhillips"), one of the major oil and gas worldwide companies and Agrofert Holding, a.s., the second largest chemical group in the Czech Republic ("Agrofert"), following the successful acquisition of 62.99% stake in Unipetrol from NPF, to procure as a majority shareholder in Unipetrol the sale by Unipetrol, some of Unipetrol's assets to ConocoPhillips and to Agrofert.

The agreements with Agrofert contemplate divestiture of the Unipetrol assets that are not viewed as being core to PKN ORLEN's business, and related to agricultural commodities, pesticides and chemicals. Pursuant to the agreements Agrofert will acquire the shares in, and the receivables towards, some of the Unipetrol subsidiaries. This should further reduce the indebtedness of the combined PKN ORLEN-Unipetrol group. Cooperation with Agrofert enables PKN ORLEN to keep only the assets of Unipetrol it deems to be core. Following completion of these transactions, PKN ORLEN and Agrofert have agreed to discuss how to best split the assets of the companies in which they will end up being joint shareholders.

Pursuant to an agreement with ConocoPhillips, PKN ORLEN has agreed to sell to ConocoPhillips one third of petrol stations, belonging to some of Unipetrol's subsidiaries. In exchange for that, ConocoPhillips has agreed to provide operational advice and operational assistance to PKN ORLEN in stabilizing and continuing the operations of this Unipetrol subsidiary in the immediate period following the privatisation of Unipetrol.

The disposal of certain assets to ConocoPhillips and Agrofert will reduce the amount of funding required for this transaction.

The transactions contemplated with ConocoPhillips and Agrofert are expected to close by the end of 2005.

9. The Management Board of PKN ORLEN informed on 14 June 2004 it has received a note informing it that on 11 June 2004 Marian Czakanski resigned from his position as a member of the Supervisory Board of PKN ORLEN. Marian Czakanski has been appointed to the position of the Ministry of Health.

10. The Management Board of PKN ORLEN informed on 24 June 2004 that the Polish State Treasury has appointed Michal Stepniewski as a member of PKN ORLEN's Supervisory Board, replacing Janusz Zielinski. The decision was taken under the provisions of PKN ORLEN's Articles of Association. Michal Stepniewski made a statement that he is not involved in any activity competing with PKN ORLEN and is not

The Capital Group of PKN ORLEN S.A. SAQSr II/2004 PLN '000

a partner in any competing company. He is not a member of any board of a competing capital company and is not on the list of insolvent debtors kept on the record on the National Court Register Act.

11. The Management Board of PKN ORLEN informed on 24 June 2004 that the Ordinary General Shareholders Meeting of PKN ORLEN has appointed Janusz Zielinski as a member of the Supervisory Board of PKN ORLEN. Janusz Zielinski made a statement that he is not involved in any activity competing with PKN ORLEN and is not a partner in any competing company. He is not a member of any board of a competing capital company and is not on the list of insolvent debtors kept on the record on the National Court Register Act.

12. The Management Board of PKN ORLEN informed that on 1 July 2004 PKN ORLEN signed a sale contract regarding the sale of a self-operating part of PKN ORLEN – Lubrificant oil Division, for a total net price of PLN 47,391,125.96, to ORLEN Oil Sp. z o.o. with its headquarters in Cracow. The aforementioned deal represents a further step in the restructuring process of PKN ORLEN. The sale is to consolidate the production and sale of lubricating and motor oils in the PKN ORLEN Capital Group. It is also a further stage in the process of integrating the production of base oils and the production and sale of finished products such as motor and lubricating oils.
As of 1 July, PKN ORLEN was in possession of a 9% shareholding in the share capital of ORLEN Oil.

13. On 28 July 2004 Zbigniew Wrobel resigned from the position of the President of Management Board. The resignation applied once the new President of Management Board was appointed by the Supervisory Board. On 28 July 2004 the Supervisory Board appointed Jacek Walczykowski to the position of the President of Management Board of PKN ORLEN. Simultaneously, Jacek Walczykowski resigned from the position of Vice-President and member of Supervisory Board, as well as from the position of Vice-President and Member of Management Board of Nafta Polska S.A.

14. The Management Board of PKN ORLEN informed that on 29 July 2004 it issued guarantee letters to Zürich Versicherung AG to secure the liabilities of ORLEN Deutschland GmbH. The EUR 20 million liabilities come out of ORLEN Deutschland's fuel trading operations. The guarantee letter is valid till 31 January 2005. PKN ORLEN holds 100% stake in ORLEN Deutschland GmbH.

15. The Management Board of PKN ORLEN informed on 5 August 2004 that Andrzej Wieczorkiewicz resigned from the position of Supervisory Board Member of PKN ORLEN. Andrzej Wieczorkiewicz did not give reasons for his resignation.

16. The Management Board of PKN ORLEN informed that on 5 August 2004 Extraordinary Meeting of Shareholders dismissed from the Supervisory Board: Jan Waga, Ryszard Lawniczak, Andrzej Studzinski, Krzysztof Szlubowski, Janusz Zielinski, and appointed to the Supervisory Board: Jacek Bartkiewicz, Raimondo Eggink, Maciej Gierej, Krzysztof Lis, Malgorzata Okonska-Zaremba, Piotr Osiecki, Ireneusz Wesolowski, Krzysztof Zyndul.

The Capital Group of PKN ORLEN S.A. SAQSr II/2004 PLN '000

VII. SHAREHOLDERS POSSESSING DIRECTLY OR INDIRECTLY THROUGH DEPENDENT ENTITIES AT LEAST 5% OF VOTES AT THE GENERAL MEETING OF SHAREHOLDERS AS AT DATE OF ISSUE OF QUARTERLY REPORT

Shareholder	Share in number of votes at the GM as at the day of previous quarterly report publication, in %*	Number of shares as at the day of previous quarterly report publication*	Change (%) during the period 30.04.2004-31.07.2004	Share in number of votes in % at the GM as at the day of issue of this report**	Number of shares as at the day of issue of this report**
Nafta Polska S.A.	17.32%	74,076,299	-	17.32%	74,076,299
State Treasury	10.20%	43,633,897	-	10.20%	43,633,897
The Bank of New York (GDR owner)	10.91%	46,653,600	(0.10)	10.81%	46,243,632
Others	61.75%	263,345,265	0.10	61.67%	263,755,233
Total	100%	427,709,061	-	100%	427,709,061

* Data as at 30 April 2004
** Data as at 31 July 2004

On 20 June 2002 the Company was informed, that Kulczyk Holding S.A. and its affiliates, possessed 23,911,206 shares of PKN ORLEN, which constitutes 5.59% of total number of votes at the General Meeting of Shareholders.

On 4 July 2003 the Company was informed by Commercial Union Mutual Pension Fund BPH CU WBK, located in Warsaw, that Commercial Union Mutual Pension Fund BPH CU WBK possessed on 1 July 2003 21,533,539 shares of PKN ORLEN, which constitutes 5.04% of the total number of shares at the General Meeting of Shareholders.

Stake of the above shareholders (in %) in the share capital of the Company is consistent with proportion in the number of votes at the General Meeting of Shareholders as at the day of issue of this report.

VIII. CHANGES IN THE COMPANY SHARES POSSESSED BY THE MANAGEMENT BOARD AND BY THE SUPERVISORY BOARD, ACCORDING TO INFORMATION POSSESSED BY THE COMPANY

The Company shares possessed by the Management Board and by the Supervisory Board in 2Q 2004:

	Number of shares as at the day of last quarterly report publication*	Acquired	Disposed	Increases due to changes in the Management Board	Decreases due to changes in the Management Board	Number of shares as at the day of publication of this report**
Management Board	-	-	-	-	-	-
Supervisory Board	407	-	-	-	-	407

* Data as at 30 April 2004
** Data as at 28 July 2004

The Capital Group of PKN ORLEN S.A. SAQSr II/2004 PLN '000

IX. INFORMATION ON MATERIAL LEGAL ACTIONS AND OTHER RISKS CONCERNING THE COMPANY OR ITS DEPENDENT ENTITIES

1. On 15 November 2002, based on the act on restructuring of certain budget receivables from enterprises, Rafineria Trzebinia ("Rafineria Trzebinia"), the Company's subsidiary, applied for the restructuring of budget receivables concerning excise duty and VAT for the period from June to December 1998. On 30 December 2002 fiscal authorities issued a decision on restructuring conditions of payables concerning VAT and excise duty of total value of PLN 35.3 million, stating the restructuring charge in the amount of PLN 5.3 million. The charge was paid in full in January 2003.

   As a result of the audit performed by the Tax Audit Office in Krakow, tax allowance for the months I-XII.1999, I-XII.2000 and I-XII.2001 on VAT concerning production of diesel fuel with component extracted from reprocessed used oil, was questioned. On 22 December 2003 the company received decisions of the Director of Tax Audit Office in Krakow, which stated the additional VAT liability together with penalties in the total amount of PLN 79.8 million.

   As a result of the above decisions, the Management Board of Rafineria Trzebinia applied to the Tax Office in Chrzanow for partial remission of the liability based on a significant interest of the taxpayer and ambiguous regulations regarding the tax allowance on reprocessing of used oil. The application received a favourable opinion of the Tax Office Jury in Krakow. On 29 December 2003 Rafineria Trzebinia paid PLN 11.8 million of overdue tax liability covered by the decisions of Tax Audit Office Director. On 31 December 2003 the Head of Tax Office in Chrzanow, after obtaining a positive opinion from Tax Office Jury in Krakow, issued a decision, in which the remaining liability of PLN 68 million was cancelled. The remaining VAT liabilities were cancelled by the decision of the Head of Tax Office of Malopolska region dated 30 April 2004. Liabilities related to the excise tax resulting from the decision of the Head of Customs Office I were cancelled on 19 April 2004. The restructuring process of remaining tax liabilities of Rafineria Trzebinia for years 1999-2001 was completed by the decision of the Head of Tax Office in Chrzanow dated 12 March 2004. As at the date of these financial statements Rafineria Trzebinia had no overdue budget liabilities related to the excise tax or VAT.

2. In accordance with the Agreement signed on 20 December 2002, Tankpol Sp z o.o ("Tankpol") transferred to PKN ORLEN due to cession, 40% of shares held in ORLEN PetroTank Sp z o.o. ("PetroTank") in exchange for receivables from Tankpol. Final settlement of this transaction should be made after valuation of shares in PetroTank. On 30 October 2003 a legal case was filed against PKN ORLEN as compensation for PLN 69,898 thousand or return of the ceded shares. On 26 January 2004 Tankpol modified its claim for repayment of PLN 36,383 thousand or return of the ceded shares. Together with the claim, Tankpol presented a new valuation of PetroTank amounting to PLN 232,147 thousand. On 22 January 2004 Tankpol approached the Company with a compromise offer, stating, that the claim will be revoked if PKN ORLEN pays PLN 32,745 thousand. On 18 February 2004 during the first hearing the court suspended the legal proceeding for the period of three months, in order to allow parties to reach a compromise. Although the period has expired, the Company still wants to reach a compromise. The above claim was not provided as in the Company's Management view, based on the independent legal opinion obtained, the final outcome of the above claim should not have a material impact on the presented financial results.

3. Due to the public information in relation to the Company's purchase transactions, the Supervisory Board has taken actions including requests to audit firms to perform specific test procedures, which were aimed at verifying the above information, including an analysis of the specified procurement transactions. The reports on these procedures have been presented to the Supervisory Board for further analyses. Simultaneously the Management Board filed notifications to the Public Prosecutor's Office regarding a suspicion of a commitment of crimes connected with:

   - disclosure of confidential information, included in auditors' reports,
   - violation of the Company's purchase procedures

   The final outcome of the above notifications is not known as at the date of the preparation of these financial statements. However, in the Management's opinion, there are no circumstances indicating that the above mentioned matters may materially impact the true and fair presentation of the accompanying consolidated and unconsolidated condensed financial statements for the 6 month period ended 30 June 2004.

4. On 20 May 2003, the Management Board of the Company submitted a put option execution declaration for all Niezalezny Operator Miedzystrefowy Sp. z o.o. ("NOM") shares owned by PKN to Polskie Sieci Energetyczne S.A. ("PSE"). The "put" price equals to PLN 111,5m and is calculated as a sum of a par value of the shares sold and a cumulative investment premium calculated according to the Agreement dated 8 June 2000 regulating the cooperation between the NOM shareholders.

   On 20 October 2003, PSE filed a suit to the Court of Arbitration of the Polish Chamber of Commerce in Warsaw, regarding the determination of the validity of the shares sales agreement. Up to the date of preparation of these financial statements the legal proceedings in the Court of Arbitration were not commenced.

   In the opinion of the Management Board of the Company, based on independent legal analyses, the Company executed its put option and sold NOM shares to PSE. Consequently in year 2003, the Company recognised on the transaction profit amounting to PLN 27,5m (difference between purchase price of the stakes and the sales price resulting from the put option). According to the Management Board the receivable of PLN 111,5m will be realised in full.

   The Court of Arbitration of the Polish Chamber of Commerce in Warsaw postponed the date of the first hearing.

The Capital Group of PKN ORLEN S.A. SAQSr II/2004 PLN '000

X. INFORMATION ON LEGAL ACTIONS CONCERNING THE COMPANY'S OR ITS DEPENDENT ENTITIES' LIABILITIES OR RECEIVABLES ACCOUNTING FOR 10% OR MORE OF THE COMPANY'S EQUITY

During the period from 1 January 2004 to 30 June 2004 the Company was not involved in any legal actions concerning the Company's or its dependent entities' liabilities or receivables accounting for 10% or more of the Company's equity.

XI. INFORMATION ON UNUSUAL TRANSACTIONS WITH RELATED ENTITIES

There were no unusual transactions with related entities in the Capital Group during the period from 1 January 2004 to 30 June 2004, where the value of the transaction would exceed EUR 500 thousand. Transactions concluded within the Capital Group were supply and services typical for the profile of activity of particular companies within the Group.

XII. INFORMATION ON GUARANTEES OF LOANS GRANTED BY COMPANY OR ITS SUBSIDIARIES TO OTHER ENTITIES, WHERE THE AMOUNT OF GUARANTEE ACCOUNTS FOR 10% OR MORE OF THE COMPANY'S EQUITY

During the period from 1 January 2004 to 30 June 2004, the Dominant Company and its subsidiaries did not grant any sureties of loans, guarantees to any other entities or their subsidiaries, where the amount of surety or guarantee would account for 10% or more of the Company's equity.

XIII. ADDITIONAL INFORMATION

a) Due to the revision of the Act on excise tax, effective since 1 May 2004, the Company considers modification of presentation of an excise tax in financial statement. In the above mentioned Act, the moment of tax paying liability has changed.

b) In connection with ongoing restructuring process of southern Group companies, i.e. Rafineria Nafty Jedlicze S.A., Rafineria Trzebinia and ORLEN Oil, a special team was established to develop a concept of final operational profile for these companies, together with developing the most effective method of taking full advantage of its assets. The final concept should be prepared until 4Q 2004.
As of the date of the above consolidated condensed financial statement preparation, no results of the potential restructuring activities, which may have material impact on the presented financial data of the Group as of 30 June 2004 are known to the Management Board.

c) As a consequence of introduction of hedge accounting the Company presents effective and ineffective part of hedge in equity and income statement respectively. The Company is still working on the final presentation of income on settlements of hedges. In the above financial statements income on hedging transaction is presented as financial income. Ultimately, values resulting from hedging transactions will be presented in hedged positions.

MANAGEMENT BOARD MEMBERS SIGNATURES

....
President – Jacek Walczykowski

....
Vice President – Slawomir Golonka

....
Member of the Management Board
Krzysztof Kluzek

....
Vice President – Andrzej Macenowicz

....
Vice President – Jacek Strzelecki

....
Vice President – Janusz Wisniewski

Plock, 10 August 2004

Regulatory announcement 67/2004 dated 13 August 2004

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN"), Central Europe's largest downstream oil company hereby announces condensed consolidated financial statement for 2 quarter 2004 prepared in accordance with International Financial Reporting Standards (IFRS) and additionally data under segments with commentary.

About PKN ORLEN S.A.

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

PKN ORLEN SA
SEC File
82-5036

POLSKI KONCERN NAFTOWY ORLEN S.A.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR 3 AND 6 MONTH PERIODS ENDED
30 JUNE 2004 AND 30 JUNE 2003
PREPARED IN ACCORDANCE WITH
INTERNATIONAL FINANCIAL REPORTING STANDARDS

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED BALANCE SHEETS
As of 30 June 2004 and 31 December 2003

	30 June 2004 (unaudited)	31 December 2003
	(in PLN million)	
ASSETS		
Non-current assets		
Property, plant and equipment	9,705	9,807
Negative goodwill	(255)	(273)
Intangible assets	111	121
Financial assets	559	534
Investments accounted for using equity method	509	493
Deferred tax assets	16	15
Other non-current assets	11	18
Total non-current assets	**10,656**	**10,715**
Current assets		
Inventories	3,365	3,058
Trade and other receivables	2,745	2,513
Income tax receivables	2	65
Short-term investments	298	67
Deferred costs	138	80
Cash and cash equivalents	837	562
Other financial assets	90	89
Total current assets	**7,475**	**6,434**
Total assets	**18,131**	**17,149**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Shareholders' equity		
Common stock	534	534
Capital reserve	1,359	1,359
Hedge accounting-cash flow hedges	12	-
Revaluation reserve	856	856
Foreign exchange difference on subsidiaries	42	62
Retained earnings	7,486	6,699
Total shareholders' equity	**10,289**	**9,510**
Minority interests	**449**	**427**
Non-current liabilities		
Interest bearing borrowings	1,969	1,836
Provisions	632	616
Deferred tax liabilities	295	293
Total non-current liabilities	**2,896**	**2,745**
Current liabilities		
Trade and other payables and accrued expenses	3,969	3,231
Income tax liabilities	30	-
Interest bearing borrowings	463	1,195
Deferred income	22	14
Other liabilities	13	27
Total current liabilities	**4,497**	**4,467**
Total liabilities and shareholders' equity	**18,131**	**17,149**

The accompanying notes are an integral part of these consolidated condensed financial statements

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED INCOME STATEMENTS
For the 6 and 3 month periods ended 30 June 2004 and 30 June 2003

	For 6 months ended 30 June 2004 (unaudited)	For 3 months ended 30 June 2004 (unaudited)	For 6 months ended 30 June 2003 (unaudited)	For 3 months ended 30 June 2003 (unaudited)
	(in PLN million)			
Revenue	**13,731**	**7,406**	**10,895**	**5,933**
Cost of sales	(10,995)	(5,883)	(8,724)	(4,931)
Gross profit	**2,736**	**1,523**	**2,171**	**1,002**
Other operating income	124	72	237	49
Distribution costs	(1,067)	(525)	(1,026)	(571)
Administrative expenses	(419)	(235)	(459)	(250)
Other operating expenses	(132)	(98)	(158)	(55)
Profit from operations	**1,242**	**737**	**765**	**175**
Financial income	202	83	132	56
Financial expenses	(140)	(16)	(170)	(7)
Income from investments accounted for using equity method	46	29	21	11
Profit before income tax and minority interests	**1,350**	**833**	**748**	**235**
Corporate income tax	(249)	(146)	(216)	(64)
Profit after tax	**1,101**	**687**	**532**	**171**
Minority interests	(36)	(19)	(17)	(11)
Net profit	**1,065**	**668**	**515**	**160**
Basic earnings per share for the period (in zloty per share)	**2.49**	**1.56**	**1.23**	**0.38**

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED CASH FLOW STATEMENTS
For the 6 month periods ended 30 June 2004 and 30 June 2003

	For 6 months ended 30 June 2004 (unaudited)	For 6 months ended 30 June 2003 (unaudited)
	(PLN million)	
Cash flows from operating activities		
Net profit for the period	**1,065**	**515**
Adjustments for:		
Minority interests	36	17
Net income from investments accounted for under equity method	(46)	(21)
Depreciation and amortisation	609	593
Interest and dividend charges, net	(49)	16
Income tax on current period profit	249	216
Loss / (Profit) on investing activities	26	(29)
(Increase) in receivables	(250)	(244)
(Increase) in inventories	(321)	(260)
(Decrease) / Increase in accrued expenses and payables	497	(117)
Increase in provisions	12	10
Other adjustments	(23)	(75)
Net income tax paid	(161)	(167)
Net cash flows from operating activities	**1,644**	**454**
Cash flows from investing activities		
Acquisition of property, plant and equipment and intangible assets	(637)	(466)
Proceeds from sales of property, plant and equipment	15	8
Proceeds from sales of available for sale investments	7	3
Acquisition of investments available for sale and entities accounted for under equity method	(27)	(38)
Acquisition of business in Germany, net of cash acquired	-	(419)
Acquisition of short-term securities	(293)	(29)
Proceeds from sales of short-term securities	65	19
Dividends and interest received	84	66
Other	(3)	(5)
Net cash flows used in investing activities	**(789)**	**(861)**
Cash flows from financing activities		
Proceeds from long-term and short-term loans and other borrowings	645	2,156
Repayment of long-term and short-term loans and other borrowings	(1,189)	(1,469)
Interest paid	(31)	(75)
Other	(5)	(3)
Net cash flows gained / (used) in financing activities	**(580)**	**609**
Net increase/(decrease) in cash and cash equivalents	**275**	**202**
Cash and cash equivalents at the beginning of the period	**562**	**178**
Cash and cash equivalents at the end of the period	**837**	**380**

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the 6 month periods ended 30 June 2004 and 30 June 2003
(PLN million)

	Common stock	Capital reserve	Hedge accounting-cash flow hedges	Revaluation reserve	Foreign currency translation	Retained earnings	Total shareholders' equity
1 January 2003	**525**	**1,174**	**-**	**859**	**-**	**5,771**	**8,329**
Foreign exchange gain on consolidation	-	-	-	-	32	-	32
Dividend	-	-	-	-	-	(59)	(59)
Net Profit	-	-	-	-	-	515	515
Hedge accounting-cash flow hedges	-	-	(4)	-	-	-	(4)
30 June 2003 (unaudited)	**525**	**1,174**	**(4)**	**859**	**32**	**6,227**	**8,813**

	Common stock	Capital reserve	Hedge accounting-cash flow hedges	Revaluation reserve	Foreign currency translation	Retained earnings	Total shareholders' equity
1 January 2004	**534**	**1,359**	**-**	**856**	**62**	**6,699**	**9,510**
Foreign exchange (loss) on consolidation	-	-	-	-	(20)	-	(20)
Dividend	-	-	-	-	-	(278)	(278)
Net Profit	-	-	-	-	-	1,065	1,065
Hedge accounting-cash flow hedges	-	-	12	-	-	-	12
30 June 2004 (unaudited)	**534**	**1,359**	**12**	**856**	**42**	**7,486**	**10,289**

(PLN million)

1. Principal activities

The dominant company of the capital group of Polski Koncern Naftowy ORLEN (further referred to as "the Group") is Polski Koncern Naftowy ORLEN S.A. (further referred to as "the Company", "PKN ORLEN") located in Plock, Poland, 7 Chemikow Street.

The Company was established in 1993 as Mazowieckie Zaklady Rafineryjne i Petrochemiczne "Petrochemia Plock" S.A. On 20 May 1999 the Company changed its name to Polski Koncern Naftowy S.A. Further, on 12 April 2000 the Company changed its name to Polski Koncern Naftowy ORLEN S.A.

The Company is engaged in the processing of crude oil into a broad range of petroleum products and petrochemicals and in the transportation and wholesale and retail distribution of such products. The other companies in the Group operate primarily in related downstream activities including further production and distribution as well as in production and sales of chemicals.

2. Basis of presentation

The Company applied for these condensed consolidated financial statements International Financial Reporting Standards ("IFRS") effective for respective accounting periods except for accounting for hyperinflation under International Accounting Standard No 29 "Financial Reporting in Hyperinflationary Economies" (IAS 29), revaluation of fixed assets under International Accounting Standard No 16 "Property, Plant and Equipment" (IAS 16) and recognition of perpetual usufruct of land under International Financial Reporting Standard no 1 ("IFRS 1") "First-time Adoption of International Financial Reporting Standards", as explained below.

In 2003 the International Accounting Standards Board has issued IFRS 1, which is effective for financial statements for periods beginning on or after 1 January 2004. In accordance with the pronouncements of IFRS 1 the Company is considered as the first time adopter of IFRS. IFRS 1 requires, among other things that an entity recognises in its financial statements all assets and liabilities whose recognition is required by IFRSs. In accordance with IFRS 1 an entity may elect to measure an item of property, plant and equipment at the date of transition to IFRSs at its fair value and use that fair value as its deemed cost at that date. The Company has not determined fair value as a deemed cost in relation to the fixed assets discussed above, which would result from the requirements of IFRS 1.

Perpetual usufruct rights granted to the Company in the past based on administrative decisions meet the definition of an asset. Accordingly, these perpetual usufruct rights should be recognised in the Company's financial statements based on fair value. As disclosed in consolidated financial statements for the year 2003 the Company has not recognised previously the above described perpetual usufructs as the historic cost could not be reliably determined. The Company has not performed a fair value estimation of the above discussed perpetual usufructs as till now it was not practicable, however the Company attempts to perform appropriate valuations.

The measurement and the reporting currency of these consolidated condensed financial statements is Polish Zloty ("PLN").

Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with IFRS have been condensed or omitted pursuant to International Accounting Standard No 34, "Interim Financial Reporting" (IAS 34). The accompanying condensed consolidated financial statements reflect all adjustments, except for adjustments required by IAS 29, IAS 16 and by IFRS 1, of a recurring nature which are necessary for a fair statement of the Company's consolidated results of operations and cash flow for the periods ended on 30 June 2004 and 30 June 2003 and the Company's consolidated financial position as of 30 June 2004 and as of 31 December 2003. The accompanying condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto for the year 2003. The presented financial results are not necessarily indicative of the results of the full year.

In 2004 the Group has changed the estimate of the closing rate used for reporting of foreign currency monetary items. Until 31 December 2003 foreign currency monetary assets were reported at lower of commercial bank's buy rate and NBP average while foreign currency monetary liabilities were reported at higher of commercial bank's sell rate and NBP average. Since 1 January 2004 the closing rate used for reporting foreign currency

(PLN million)

assets and liabilities is approximated by the average National Bank of Poland exchange rate at the end of an accounting period ("NBP average").

The condensed consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated results of operation, balance sheets and cash flows for each period presented.

3. Selected explanatory notes

3.1. Accounting policies

Accounting policies and methods of computation applied by the Company are included in the annual financial statements issued, with the exception of the effects of IFRS 1 described in Note 2.

3.2. Dividends

In 2Q 2004 there were no dividends paid by the Company. On 24 June 2004 the Company's Shareholders' Meeting adopted a resolution to pay out dividends from 2003 net profit in September 2004, amounting to PLN 278m, i.e. 0.65 PLN per share.

3.3. Interest bearing borrowings

	30 June 2004 (unaudited)	31 December 2003
Bank loans	2,337	2,918
Other loans and credits	20	36
Short-terms bonds	75	77
Total, including:	**2,432**	**3,031**
Short-term portion	463	1,195
Long-term portion	1,969	1,836

The total interest bearing borrowings utilized by the Group decreased by net PLN 599m within 6 month period ended 30 June 2004.

The change of debt is result of:

- proceeds from new loans in PLN:
  - 14m in PKO BP S.A.
  - 11m in BH w Warszawie S.A.
  - 6m in PeKaO SA
- partial proceeds from loan of EUR 60m within Syndicated Agreement on dual currency*
- proceeds from new loans in PLN in current accounts PLN 185m
- issued short-term bonds PLN 85m
- repayment of foreign currency loans:
  - EUR 25m in PeKaO S.A
- repayment of loans in PLN:
  - 42m in Bank Millenium S.A.
  - 330m in PKO BP S.A.
  - 160m in PeKao S.A.
  - 26m in BH w Warszawie S.A
- repayment of loans in German companies EUR 59m
- redemption of short-term bonds PLN 73m

* The Syndicated Agreement on dual currency loan in the amount of EUR 500m was signed on 29 July 2003. The loan will be repaid in 2008. The loan can be utilized in EUR as well as in USD.

(PLN million)

3.4. Operating costs

	6 months ended 30 June 2004 (unaudited)	3 months ended 30 June 2004 (unaudited)	6 months ended 30 June 2003 (unaudited)	3 months ended 30 June 2003 (unaudited)
Raw materials and energy	5,537	2,939	5,348	2,582
Cost of goods for resale*	4,910	2,651	2,883	1,990
External services	853	452	807	450
Payroll and benefits (staff costs)	551	295	542	296
Depreciation and amortisation	625	313	609	299
Taxes and charges	146	62	144	55
Other	267	206	293	155
	12,889	6,918	10,626	5,827
Adjusted by:				
Change in inventories, deferred and accrued costs	(245)	(168)	(203)	10
Cost of products and services for own use	(31)	(9)	(56)	(30)
Operating costs	12,613	6,741	10,367	5,807

* Activity acquired in Germany has been consolidated from 1 March 2003 when it was acquired. This results in costs of goods for resale and materials for the 6 month period ended 30 June 2004 not being comparable to the period ended 30 June 2003.

(PLN million)

3.5. Segment data

	Refining and Marketing Segment				Chemical Segment				Other operations				Eliminations				Consolidated			
	for 6 month period	for 3 month period	for 6 month period	for 3 month period	for 6 month period	for 3 month period	for 6 month period	for 3 month period	for 6 month period	for 3 month period	for 6 month period	for 3 month period	for 6 month period	for 3 month period	for 6 month period	for 3 month period	for 6 month period	for 3 month period	for 6 month period	for 3 month period
	ended 30 June 2004		ended 30 June 2003		ended 30 June 2004		ended 30 June 2003		ended 30 June 2004		ended 30 June 2003		ended 30 June 2004		ended 30 June 2003		ended 30 June 2004		ended 30 June 2003	
Revenues																				
External sales	11,589	6,392	9,052	5,093	1,822	869	1,606	724	320	145	237	116	-	-	-	-	13,731	7,406	10,895	5,933
Inter-segment sales	1,911	1,210	1,679	762	668	351	690	315	398	176	566	292	(2,977)	(1,737)	(2,935)	(1,369)	-	-	-	-
Total revenue	13,500	7,602	10,731	5,855	2,490	1,220	2,296	1,039	718	321	803	408	(2,977)	(1,737)	(2,935)	(1,369)	13,731	7,406	10,895	5,933
Costs	**(12,376)**	**(6,870)**	**(10,016)**	**(5,640)**	**(2,192)**	**(1,112)**	**(2,136)**	**(970)**	**(642)**	**(281)**	**(778)**	**(409)**	**2,975**	**1,737**	**2,935**	**1,369**	**(12,235)**	**(6,526)**	**(9,995)**	**(5,650)**
Other operating income	79	49	61	18	31	17	145	16	12	5	17	13					122	71	223	47
Other operating cost	(91)	(74)	(101)	(35)	(10)	(8)	(13)	(3)	(27)	(18)	(28)	(14)					(128)	(100)	(142)	(52)
Result																				
Segment result	1,112	707	675	198	319	117	292	82	61	27	14	(2)	(2)	-	-	-	1,490	851	981	278
Unallocated corporate income																	2	1	14	2
Unallocated corporate expenses																	(250)	(115)	(230)	(105)
Profit from Operations																	**1,242**	**737**	**765**	**175**
Financial income																	202	83	132	56
Financial expenses																	(140)	(16)	(170)	(7)
Share in profit (losses) of subordinated entities accounted for using equity method	-	-	-	-	31	19	18	10	15	10	3	1					46	29	21	11
Profit before Income tax																	**1,350**	**833**	**748**	**235**
Income taxes																	(249)	(146)	(216)	(64)
Minority interests																	(36)	(19)	(17)	(11)
Net profit																	**1,065**	**668**	**515**	**160**

(PLN million)

	Refining and Marketing Segment				Chemical Segment				Other operations				Consolidated			
	for 6 month period	for 3 month period	for 6 month period	for 3 month period	for 6 month period	for 3 month period	for 6 month period	for 3 month period	for 6 month period	for 3 month period	for 6 month period	for 3 month period	for 6 month period	for 3 month period	for 6 month period	for 3 month period
	ended 30 June 2004		ended 30 June 2003		ended 30 June 2004		ended 30 June 2003		ended 30 June 2004		ended 30 June 2003		ended 30 June 2004		ended 30 June 2003	
Property, plant, equipment and intangible assets expenditure	255	159	342	208	273	125	133	71	29	15	63	53	557	299	538	332
Property, plant, equipment and intangible assets expenditure unallocated to segments													15	11	20	14
Total property, plant, equipment and intangible assets expenditure													**572**	**310**	**558**	**346**
Segment depreciation	419	210	404	211	114	57	102	38	74	37	85	41	607	304	591	290
Unallocated assets depreciation													18	9	18	9
Total depreciation													**625**	**313**	**609**	**299**
Non-cash expenses other than depreciation	**41**	**28**	**73**	**31**	**7**	**6**	**9**	**3**	**14**	**6**	**21**	**9**	**62**	**40**	**103**	**43**

(PLN million)

Geographical segments

As the result of long term investments in Germany, beginning from 1 March 2003 the Group operates in Poland and Germany. The following table shows the distribution of the Company's consolidated sales by geographical market segmental reporting for business segments for 6 and 3 month periods ended 30 June 2004 and 30 June 2003.

	Refining and Marketing Segment				Chemicals Segment				Other operations				Consolidated			
	for 6 month period	for 3 month period	for 6 month period	for 3 month period	for 6 month period	for 3 month period	for 6 month period	for 3 month period	for 6 month period	for 3 month period	for 6 month period	for 3 month period	for 6 month period	for 3 month period	for 6 month period	for 3 month period
	ended 30 June 2004		ended 30 June 2003		ended 30 June 2004		ended 30 June 2003		ended 30 June 2004		ended 30 June 2003		ended 30 June 2004		ended 30 June 2003	
Export Sales	486	288	303	150	418	197	412	182	11	4	8	6	915	489	723	338
Domestic sales	6,930	3,858	6,309	3,146	1,404	672	1,194	542	309	141	229	110	8,643	4,671	7,732	3,798
Sales in Germany	4,173	2,246	2,440	1,797	-	-	-	-	-	-	-	-	4,173	2,246	2,440	1,797
Total external revenue	**11,589**	**6,392**	**9,052**	**5,093**	**1,822**	**869**	**1,606**	**724**	**320**	**145**	**237**	**116**	**13,731**	**7,406**	**10,895**	**5,933**

3.6. Basic and diluted earnings per share

	for the 6 month period ended 30 June 2004 (unaudited)	for the 6 month period ended 30 June 2003 (unaudited)
Weighted average common stock outstanding	427,709,061	420,177,137
Net profit for the period per share (PLN)	2.49	1.23

There is no difference between the basic and diluted earnings per share.

(PLN million)

3.7. Changes in contingent liabilities and risks after 31 December 2003

1. On 15 November 2002, based on the act on restructuring of certain budget receivables from enterprises, Rafineria Trzebinia S.A. ("Rafineria Trzebinia"), the Company's subsidiary, applied for the restructuring of budget receivables concerning excise duty and VAT for the period from June to December 1998. On 30 December 2002 fiscal authorities issued a decision on restructuring conditions of payables concerning VAT and excise duty of total value of PLN 35.3m, stating the restructuring charge in the amount of PLN 5.3m. The charge was paid in full in January 2003.

   As a result of the audit performed by the Tax Audit Office in Krakow, tax allowance for the months I-XII.1999, I-XII.2000 and I-XII.2001 on VAT concerning production of diesel fuel with component extracted from reprocessed used oil, was questioned. On 22 December 2003 the Company received decisions of the Director of Tax Audit Office in Krakow, which stated the additional VAT liability together with penalties in the total amount of PLN 79.8m.

   As a result of the above decisions, the Management Board of Rafineria Trzebinia applied to the Tax Office in Chrzanow for partial remission of the liability based on a significant interest of the taxpayer and ambiguous regulations regarding the tax allowance on reprocessing of used oil. The application received a favourable opinion of the Tax Office Jury in Krakow. On 29 December 2003 Rafineria Trzebinia paid PLN 11.8m of overdue tax liability covered by the decisions of Tax Audit Office Director. On 31 December 2003 the Head of Tax Office in Chrzanow, after obtaining a positive opinion from Tax Office Jury in Krakow, issued a decision, in which the remaining liability of PLN 68m was cancelled.

   The remaining VAT liabilities were cancelled by the decision of the Head of Tax Office of Malopolska region dated 30 April 2004. Liabilities related to the excise tax resulting from the decision of the Head of Customs Office I were cancelled on 19 April 2004. The restructuring process of remaining tax liabilities of Rafineria Trzebinia for years 1999-2001 was completed by the decision of the Head of Tax Office in Chrzanow dated 12 March 2004. As of the date of these financial statements Rafineria Trzebinia had no overdue budget liabilities related to the excise tax or VAT.

2. In accordance with the Agreement signed on 20 December 2002, Tankpol Sp z o.o ("Tankpol") transferred to PKN ORLEN due to cession of 40% of shares held in ORLEN PetroTank Sp z o.o. ("PetroTank") in exchange for receivables from Tankpol. Final settlement of this transaction should be made after valuation of shares in PetroTank. On 30 October 2003 a legal case was filed against PKN ORLEN as compensation for PLN 70m or return of the ceded shares. On 26 January 2004 Tankpol modified its claim for repayment of PLN 36m or return of the ceded shares. Together with the claim, Tankpol presented a new valuation of PetroTank amounting to PLN 232m. On 22 January 2004 Tankpol approached the Company with a compromise offer, stating, that the claim will be revoked if PKN ORLEN pays PLN 33m. On 18 February 2004 during the first hearing the Court suspended the legal proceeding for the period of three months, in order to allow parties to reach a compromise.

   Despite that the date of reaching the compromise established by the Court has expired, the Company pursues to reach the compromise. The above claim was not provided as in the Company's Management view, based on the independent legal opinion obtained, the final outcome of the above claim should not have a material impact on the presented financial results.

3. Due to the public information in relation to the Company's purchase transactions, the Supervisory Board has taken actions including requests to audit firms to perform specific test procedures, which were aimed at verifying the above information, including an analysis of the specified procurement transactions. The reports on these procedures have been presented to the Supervisory Board for further analyses. Simultaneously the Management Board filed notifications to the Public Prosecutor's Office regarding a suspicion of a commitment of crimes connected with:

   - disclosure of confidential information, included in auditors' reports,
   - violation of the Company's purchase procedures

   The final outcome of the above notifications is not known as at the date of the preparation of these financial statements. However, in the Management Board's opinion, there are no circumstances indicating

(PLN million)

that the above mentioned matters may materially impact the true and fair presentation of the accompanying consolidated and statutory condensed financial statements for the 6 month period ended 30 June 2004.

4. On 20 May 2003, the Management Board of the Company submitted a put option execution declaration for all Niezalezny Operator Miedzystrefowy Sp. z o.o. ("NOM") shares owned by PKN to Polskie Sieci Energetyczne S.A. ("PSE"). The "put" price amounted to PLN 111,5m and was calculated as a sum of a par value of the shares sold and a cumulative investment premium calculated according to the Agreement dated 8 June 2000 regulating the cooperation between the NOM shareholders.

   On 20 October 2003, PSE filed a suit to the Court of Arbitration of the Polish Chamber of Commerce in Warsaw, regarding the determination of the validity of the shares sales agreement. Up to the date of preparation of these financial statements the legal proceedings in the Court of Arbitration were not commenced.

   In the opinion of the Management Board of the Company, based on independent legal analyses, the Company executed its put option and sold NOM shares to PSE. Consequently in year 2003, the Company recognised on the transaction profit amounting to PLN 27,5m (difference between purchase price of the stakes and the sales price resulting from the put option). According to the Management Board the receivable of PLN 111,5m will be realised in full.

   The Court of Arbitration of the Polish Chamber of Commerce in Warsaw postponed the date of the first hearing.

3.8. Subsequent events

1. On 28 July 2004 Zbigniew Wrobel resigned from the position of the President of Management Board. The resignation applied once the new President of Management Board was appointed by the Supervisory Board.
   On 28 July 2004 the Supervisory Board appointed Jacek Walczykowski to the position of the President of Management Board of PKN ORLEN. Simultaneously, Jacek Walczykowski resigned from the position of Vice-President and Member of Supervisory Board, as well as from the position of Vice-President and Member of Management Board of Nafta Polska S.A.

2. On 5 August 2004 Management Board of PKN ORLEN informed that Andrzej Wieczorkiewicz resigned from the position of Supervisory Board Member of PKN ORLEN. Andrzej Wieczorkiewicz did not explain reasons for his resignation.

3. On 5 August 2004 Management Board of PKN ORLEN informed that Extraordinary Meeting of Shareholders dismissed from the Supervisory Board: Jan Waga, Ryszard Lawniczak, Andrzej Studzinski, Krzysztof Szlubowski, Janusz Zielinski, and appointed to the Supervisory Board: Jacek Bartkiewicz, Raimondo Eggink, Maciej Gierej, Krzysztof Lis, Malgorzata Okonska-Zaremba, Piotr Osiecki, Ireneusz Wesolowski, Krzysztof Zyndul.

3.9. Additional information

a) Due to ongoing restructuring process of southern Group companies, i.e. Rafineria Nafty Jedlicze S.A., Rafineria Trzebinia and ORLEN Oil, a special team was established to develop a concept of final operational profile for these companies, together with developing the most effective method of taking full advantage of its assets. The final concept should be prepared until 4Q 2004.

As of the date of preparation of the above condensed consolidated financial statements, no results of the potential restructuring activities, which may have material impact on the presented financial data of the Group as of 30 June 2004 are known to the Management Board.

(PLN million)

b) As a consequence of introduction of hedge accounting the Company presents effective and ineffective part of hedge in equity and income statement respectively. The Company is still working on the final presentation of income on settlements of hedges. In the above financial statements income on hedging transaction is presented as financial income. Ultimately, values resulting from hedging transactions will be presented in hedged positions.

c) On 23 April 2004 PKN ORLEN submitted an offer for the acquisition of 62.99% of UNIPETROL a.s. ("Unipetrol") share capital, and purchase of receivables of state agency Ceska Konsolidacni Agentura ("CKA") from certain entities directly or indirectly owned by UNIPETROL, as well as for purchase of 9.76% of Spolana a.s. share capital currently held by CKA.
On 29 April 2004 PKN ORLEN received a letter from WestLB - a financial advisor to Czech National Property Found ("NPF") and CKA, which stated that the Czech Government selected PKN ORLEN as the successful bidder in the auction for the 62.99% stake in Czech downstream oil and petrochemicals group Unipetrol offered by NPF in public bid. Therefore PKN ORLEN will also acquire associated receivables toward some of the Unipetrol Group companies and a 9.76% stake in Unipetrol's producing subsidiary, Spolana a.s. ("Spolana"), held by CKA.
On 4 June 2004 PKN ORLEN entered into an agreement with NPF to acquire, subject to appropriate regulatory approvals, 114,224,038 bearer shares of Unipetrol, each having the nominal value of CZK 100, representing approximately 62.99% of all issued and outstanding shares of Unipetrol. PKN ORLEN has also reached agreements with CKA to acquire 745,000 bearer shares of Spolana, each having a nominal value of CZK 655 which represents 9.76% of the share capital of Spolana, a Unipetrol's producing subsidiary, and (ii) receivables towards some of the companies of the Unipetrol Group. Pursuant to the resolution of the Government of Czech Republic No. 415, dated on 28 April 2004, the Czech Government authorized sales of Unipetrol and Spolana shares and receivables mentioned above.
PKN ORLEN agreed to pay approximately CZK 11.3 billion for the 62.99% stake in Unipetrol, CZK 1.0 million for CKA's 9.76% stake in Spolana and approx. CZK 1.7 billion for CKA's receivables with a total nominal value of approximately CZK 3.1 billion and EUR 9.5 million, and USD 4.9 million, as of 1 April 2004.
The agreement foresees a price adjustment mechanism for the shares in Unipetrol to address any unexpected change of value in Unipetrol until closing of this transaction. Price adjustment formula is based on difference in adjusted net book value of Unipetrol as of the end of 2003 and at the end of the month in which PKN ORLEN acquires 62.99% stake in Unipetrol. The price adjustment for Unipetrol shares is limited to 5% and 15% upward adjustment and 5% and 25% downward adjustment. The purchase price will be settled through the Escrow Account. 10% of the purchase price will be deposited on the Escrow Account after execution of the Unipetrol Agreement and remaining 90% of the purchase price shall be deposited on the Escrow Account after all conditions precedent provided in all three Unipetrol, Spolana and Framework Agreements are fulfilled.
Pursuant to the Unipetrol Agreement, PKN ORLEN may be obliged to contractual penalties amounting to CZK 5 million or to 10% of the purchase price for a breach of its certain obligations as provided in the agreement. The obligation of PKN ORLEN to pay the contractual penalties does not exclude the right of NPF for damages.
The agreement was executed under several conditions precedent, among which the substantial conditions are:

- the antimonopoly consent shall have been obtained,
- the Czech Securities Commission shall have been informed by PKN ORLEN about the execution of the agreement,
- the preemptive rights relating to the change of control of Unipetrol, by any and all of the IOC member (Eni International B.V., ConocoPhillips Central and Eastern Europe Holdings B.V. and Shell Overseas Investments B.V., as shareholders in Ceska rafinerska, a.s.) shall have been exercised or the time limit for the exercise of the pre-emptive rights shall have lapsed,
- any and all conditions precedent set out in the Spolana Agreement and/or in the Framework Agreement shall have been satisfied or waived, and
- the decision of the European Commission that the transaction does not constitute public aid or that it is compatible with the common market have been obtained.

A large portion of the funds for the financing of this transaction is already provided in the form of the currently available credit limits. The reminder will be arranged for within the time periods indicated in

the payment schedules relating to the transaction. The completion of the transaction will not result in any violation of any covenants under the syndicated credit facility agreement.

Following the acquisition of the NPF stake in Unipetrol and in accordance with Czech law, PKN ORLEN will launch a mandatory tender offer to acquire the interests of minority shareholders in Unipetrol, and its listed subsidiaries (Spolana and Paramo a.s.).

On entering into the Unipetrol, Spolana and Framework Agreements, PKN ORLEN already had a general concept for Unipetrol Group restructuring. PKN ORLEN has agreed on the basis of the agreements with ConocoPhillips Central and Eastern Europe Holdings B.V. ("ConocoPhillips"), one of the major oil and gas worldwide companies and Agrofert Holding, a.s., the second largest chemical group in the Czech Republic ("Agrofert"), following the successful acquisition of 62.99% stake in Unipetrol from NPF, to procure as a majority shareholder in Unipetrol the sale by Unipetrol, some of Unipetrol's assets to ConocoPhillips and to Agrofert.

The agreements with Agrofert contemplate divestiture of the Unipetrol assets that are not viewed as being core to PKN ORLEN's business, and related to agricultural commodities, pesticides and chemicals. Pursuant to the agreements Agrofert will acquire the shares in, and the receivables towards, some of the Unipetrol subsidiaries. This should further reduce the indebtedness of the combined PKN ORLEN-Unipetrol group. Cooperation with Agrofert enables PKN ORLEN to keep only the assets of Unipetrol it deems to be core. Following completion of these transactions, PKN ORLEN and Agrofert have agreed to discuss how to best split the assets of the companies in which they will end up being joint shareholders.

Pursuant to an agreement with ConocoPhillips, PKN ORLEN has agreed to sell to ConocoPhillips one third of petrol stations, belonging to some of Unipetrol's subsidiaries. In exchange for that, ConocoPhillips has agreed to provide operational advice and operational assistance to PKN ORLEN in stabilizing and continuing the operations of this Unipetrol subsidiary in the immediate period following the privatisation of Unipetrol.

The disposal of certain assets to ConocoPhillips and Agrofert will reduce the amount of funding required for this transaction.

The transactions contemplated with ConocoPhillips and Agrofert are expected to be closed by the end of 2005.

The transaction is expected to close by the end of the third quarter of 2004, once necessary Czech regulatory approvals have been granted.

(PLN million)

3.10. Transformation for International Financial Reporting Standards purposes

The adjustments to the condensed consolidated financial statements prepared under Polish Accounting Standards (PAS) are presented below:

	Net profit for 6 months ended 30 June 2004 (unaudited)	Net profit for 3 months ended 30 June 2004 (unaudited)	Net profit for 6 months ended 30 June 2003 (unaudited)	Net profit for 3 months ended 30 June 2003 (unaudited)
PAS basis consolidated	1,099	717	551	184
Payment from profit for social activity	(4)	(4)	(4)	(4)
Borrowing costs capitalisation, less depreciation	(81)	(67)	(34)	(24)
Amortisation of CPN goodwill	(5)	(2)	(5)	(2)
IFRS treatment of negative goodwill	8	4	8	4
Deferred tax on above adjustments	15	12	8	7
Change of accounting standards (PAS)	26	-	-	-
Other	7	8	(9)	(5)
IFRS consolidated	1,065	668	515	160

	Net assets as of 30 June 2004 (unaudited)	Net assets as of 31 December 2003
PAS basis consolidated	**9,964**	**9,130**
Payment from profit for social activity	-	-
Borrowing costs capitalisation, net of depreciation	377	458
CPN goodwill, net of depreciation	57	62
IFRS treatment of negative goodwill	(46)	(54)
Deferred tax on above adjustments	(72)	(87)
Change of accounting standards (PAS)	-	-
Other	9	1
IFRS consolidated	**10,289**	**9,510**

3.11. Other

The consolidated financial statements have been authorised by Company's Management Board at premises of the Company, on 10 August 2004.

SIGNATURES OF THE MEMBERS OF THE MANAGEMENT BOARD

....
President – Jacek Walczykowski

....
Vice President - Slawomir Golonka

....
Member of the Management Board
Krzysztof Kluzek

....
Vice President - Andrzej Macenowicz

....
Vice President – Jacek Strzelecki

....
Vice President – Janusz Wisniewski

Financial Highlights

ORLEN Group	6 months ended Jun 30 2004 (unaudited data)		3 months ended Jun 30 2004 (unaudited data)		6 months ended Jun 30 2003 (unaudited data)		3 months ended Jun 30 2003 (unaudited data)		% change 6 months		% change 3 months	
Results according to IFRS	PLNm	USDm	PLNm	USDm	PLNm	USDm	PLNm	USDm	PLNm	USDm	PLNm	USDm
Sales revenue	13,731	3,560	7,406	1,903	10,895	2,816	5,933	1,547	26.0%	26.4%	24.8%	23.0%
EBITDA[2]	1,867	484	1,050	270	1,374	355	474	124	35.9%	36.3%	121.5%	117.7%
Operating profit/(loss)	1,242	322	737	189	765	198	175	46	62.4%	62.6%	321.1%	310.9%
Financial expenses	140	36	16	4	170	44	7	2	-17.6%	-18.2%	128.6%	100.0%
Net profit (loss)	1,065	276	668	172	515	133	160	42	106.8%	107.5%	317.5%	309.5%
Net profit (loss) according to LIFO method	814	211	508	131	540	139	334	87	50.7%	51.8%	52.1%	50.6%
Operating cash flow	1,644	426	1,040	267	454	117	198	52	262.1%	264.1%	425.3%	413.5%

1) The following average exchange rates were used for the conversion of the amounts denominated in USD: H1 2003 – PLN 3.8687, H1 2004 – PLN 3.8571, Q2 2003 – PLN 3.8352, Q2 2004 – PLN 3.8924.
2) EBITDA = OPERATING PROFIT + AMORTISATION/DEPRECIATION

- **Refining (Production + Wholesale):** In Q2 2004, the segment's financial result rose by PLN 495m in comparison with Q2 2003 as a result of such factors as higher crack margins on refinery products.
- **Refining (Retail):** A jump of PLN 14m in profit in Q2 2004 as compared with Q2 2003, chiefly due to lower costs and higher non-fuel margin.
- **Petrochemicals:** Q2 2004 saw an improvement in the segment's financial result relative to the analogous quarter of the previous year (up by 42.7%) as a result of greater demand for petrochemical products, mainly fertilizers and polyvinyl chloride (Anwil SA).
- **Other Activities:** A 21.3% drop in revenue and concurrent decrease of 28.3% in the segment's costs had a positive impact on its financial result. In Q2 2004, a PLN 27m profit was recorded on the segment, versus a PLN 2m loss in Q2 2003.
- **Inland Premium:** In Q2 2004, a PLN 30m (30.3%) decrease of the inland premium in relation to Q2 2003 was observed – high prices on fuel markets throughout the world enabled PKN Orlen to pursue a market-oriented policy, apply flexible prices, and temporarily maintain prices below the import parity.
- **Profit on Sales:** A 52.0% increase in the profit on sales in Q2 2004 in relation to Q2 2003, attributable mainly to efficiency-improvement measures and positive market trends in all segments of the Group.
- **Net Profit:** The Q2 2004 net profit stood at PLN 668m, having grown by PLN 508m relative to the Q2 2003 profit driven mainly by a high profit on sales and effective financial activities.
- **Net Operating Cash Flow:** A PLN 842m increase in the funds generated in Q2 2004 as compared with Q2 2003 as a result of sound financial management and changes in excise tax regulations (approximately PLN 200m).
- **CAPEX:** Drop of CAPEX by PLN 36m in Q2 2004 over Q2 2003, upon the slower execution of investment projects, mainly in Refining (Production + Wholesale).
- **Operating Expenses Reduction Programme:** Implementation of the Programme led to a PLN 163m drop in expenses in Q2 2004, which translated into an operating result of PLN 133m.

Mr Jacek Strzelecki, Vice-President, Economic and Financial Director – *In the second quarter of the current year PKN ORLEN continued to actively harness the benefits flowing to its operations from the*

existing market trends of high crude oil prices – average market price of BRENT stood USD 3.30/bbl above the record high prices of the crude in the first quarter of 2004 – as well as the related refinery margins. In comparison to the analogous period of 2003, the refinery margin (based on the PVM study) rose by 138%. To note, this upward swing affected all fuel types – gasoline, diesel fuel, as well as light fuel oil. The rising crude oil prices translated into a higher URAL/Brent differential, which rose from USD 2.05/bbl in Q2 2003 to USD 3.12/bbl in Q2 2004. The excellent conditions prevailing on the European refinery market went hand in hand with an equally dynamic rate of growth of the Polish economy. In the first half of 2004, industrial production grew by more than 17.6% (y-o-y). In the first quarter of the year, the GDP grew by a steep 6.9% while the forecasts for Q2 2004 predict a close to 6% GDP growth. Meanwhile, the growth rate of fuel consumption – so critical to PKN ORLEN – amounted to more than 10% in Q2 2004 (y-o-y).

PKN ORLEN worked to take full advantage of the available market potential. Its mid-year operating result exceeded PLN 1.2bn – that is 60% more than in the analogous period of 2003 which has been our best year in terms of financial performance. After the first six months of 2004, our net profit is already higher than the figure for the whole 2003. What is more, forecasts for the coming quarters are no less optimistic.

Nevertheless, being fully aware of the sizeable volatility of external factors and their strong effect on the Company's current operating result, the PKN ORLEN Management Board will continue to concentrate its efforts on the organisational and economic aspects of implementing the internal restructuring programme. Its key challenge resides in putting to life the comprehensive Operating Expenses Reduction Programme throughout the Group. After six months of the year, the Company has seen PLN 306m in savings, mainly in production and logistics, out of which PLN 247m directly affected the Company's operating profit. Thus, the cost-cutting targets for 2004 continue to be within reach.

Concurrently, we have began to search for new areas where the Company could rationalise costs. We are especially looking for ways to optimise CAPEX. Based on an analysis of the Group's cost-cutting potential, PKN ORLEN can realise savings in excess PLN 100m in investments on the development of the retail network alone.

The restructuring process continues to be steadfastly implemented at PKN ORLEN. To present (some agreements were finalised in Q3), four companies have been sold to generate almost PLN 69m in proceeds (including assets leased by Flexpol) and the workforce was downsized by 267 full-time employees.

We are yet to be fully satisfied with our efforts to strengthen the Group's selling power, particularly in retail sales. The slower pace of restructuring at the retail network together with a rising barrier in demand (due to high prices) have adversely affected the level of the retail sales volume. The planned intensification of marketing activities and of the investment process in the service station network should help us regain the right momentum of the sales growth. Our strategic goals for sales per service station and the volume of non-fuel sales are still feasible.

The implementation of the value management and overall margin orpimisation programmes – so critical to the Group – is upon us. We plan to gradually expand these to encompass the entire Group. Here, the main challenge will be to efficiently take over the management and then to integrate the business and assets of the Czech Unipetrol. To this end, the Management Board has set up a team within the Company's organisational structure dedicated specifically to the task – the Unipetrol Holding Integration Office. The Office comprises representatives from all of our areas of operations, as well as from the Group member companies. At the core of

the programme, which is currently being developed, is the idea of segment management, that is the merger of areas of operations within the Concern (for example, retail, production, logistics and finance) under single management, in order to maximise synergies and induce growth of the economic value of a given business structure, instead of individual undertakings or geographical units.

Our stable capital structure, attested to by our debt to equity ratio of 23.63% and the debt to EBITDA ratio of 65% (y-o-y) gives us significant comfort and flexibility as we secure the right financing in Q4 2004 both to close the acquisition of Unitpetrol and to meet the necessary target for downsizing the excessive debt of the Czech holding.

Financials by Area of Activity

Market Overview

In the second quarter of 2004, the average price of Brent oil stood at USD 35.35/bbl, having gone up by USD 9.30/bbl (35.7%) as compared with the analogous period of 2003. The rise went hand in hand with a higher URAL/Brent differential, which moved from USD 2.05/bbl in Q2 2003 to USD 3.12/bbl in Q2 2004. During the second quarter of 2004, the average market price of gasoline was USD 411.49/t (a 47.0% increase over Q2 2003). In the same period, an increase was recorded in the market prices of diesel fuel and Ekoterm, by USD 92.42/t and USD 89.86/t, respectively (or by 36.7% and 39.3%). The crack margins for gasoline as well as for diesel fuel and light fuel oil increased by 74.3%, 41.3% and 62.9%, respectively, relative to the analogous period of the previous year. Both the U.S. dollar and the euro grew stronger against the Polish currency, the former rising by 1.5% (from PLN 3.8352/USD 1 in Q2 2003 to PLN 3.8924/USD 1 in Q2 2004), and the latter by 7.7% (rise in the average exchange rate from PLN 4.3543/EUR 1 in Q2 2003 to PLN 4.6915/EUR 1 in Q2 2004).

According to GUS (National Statistics Office) data, highly favourable economic conditions prevailed on the Polish market in the first half of the year, which bore fruit in a stable rate of high economic growth. Industrial production rose by 17.6% from the first half of 2003. The manufacture of products deemed drivers of technological advancement rose even higher – by a steep 48.3%. It represents almost 16% of total production, while a year earlier it accounted for 13.2% of total production.

In addition, based on GUS data, in Q2 2004 consumer prices went up by 2.0%. The price rise was higher than in the analogous period of 2003 (0.4%). The average dynamics of consumer prices over the six months strengthened (2.6% in 2004 vs. 0.9% in 2003). Transport prices in H1 2004 were up on the analogous period of 2003 by 4.9%, chiefly due to an increase in the prices of fuels (7.7%).

The crisis which impacted the Polish new auto market in May deepened in June. Its cause – as earlier forecasted by analysts – was manifold, including VAT changes, new auto price hikes and high fuel prices. The ever rising tide of used vehicle imports flooding the Polish market represents yet another factor detrimental to the new automobile market.

Based on the data provided by Samar, 192.7 thousand new vehicles were sold in Poland in H1 2004 (12.5% improvement on H1 2003), which was mainly a result of the good performance of Q1 2004. In June, customers purchased 23.2 thousand new vehicles, by 21.3% less than a year earlier. According to reports of the Ministry of Finance, 112.7 thousand automobiles were imported to Poland from other EU member states in June, representing a 239.2% hike from May (47.1 thousand).

Fuel consumption in Poland is estimated to have grown in Q2 2004 by approximately 10.6% relative to the analogous period of 2003. PKN ORLEN's estimated share in domestic consumption of liquid fuels in the first six months of the year amounted to 62.1% in the case of gasoline, 50.3% in the case of diesel fuel, and 58.3% in the case of Ekoterm.

Refining (Production + Wholesale)

Refining (Production + Wholesale)	6 months ended Jun 30 2004 (unaudited data)		3 months ended Jun 30 2004 (unaudited data)		6 months ended Jun 30 2003 (unaudited data)		3 months ended Jun 30 2003 (unaudited data)		% change 6 months		% change 3 months	
Results according to IFRS	PLNm	USDm	PLNm	USDm	PLNm	USDm	PLNm	USDm	PLNm	USDm	PLNm	USDm
Revenue, including:	9,248	2,398	5,291	1,360	7,400	1,913	3,457	901	25.0%	25.4%	53.1%	50.9%
Revenue on sales to third parties	6,086	1,578	3,362	864	4,556	1,178	2,210	576	33.6%	34.0%	52.1%	50.0%
Intra-company revenue *	3,162	820	1,929	496	2,844	735	1,247	325	11.2%	11.6%	54.7%	52.6%
Costs and expenses	8,170	2,118	4,637	1,191	6,740	1,742	3,298	860	21.2%	21.6%	40.6%	38.5%
Result **	**1,078**	**280**	**654**	**169**	**660**	**171**	**159**	**41**	**63.3%**	**63.7%**	**311.3%**	**312.2%**
Sales to third parties (thousand tonnes)***	4,099		2,166		3,672		1,911		11.6%		13.3%	
Sales of products to third parties (thousand tonnes)	4,099		2,166		3,669		1,909		11.7%		13.5%	

*) *Revenue includes transfers to the retail segment in the amount of: H1 2003 – PLN 1,348m; H1 2004 – PLN 1,264m; Q2 2003 – PLN 586m; Q2 2004 – PLN 726m.*
**) *The segment's operating result, net of the costs not attributed to any of the segments, incurred at the Group's level.*
***) *Products including crude oil.*

The Q2 2004 result in refining totalled PLN 654m, rising from PLN 159m of the analogous period of 2003. The increase was caused by higher revenue in the segment (up by 53.1%), while the total costs and expenses of the segment grew only by 40.6%. The revenue and costs of the segment were largely affected by the inclusion in the segment in Q2 2004 of some of the German operations (more than PLN 483m both in revenue and costs) and ORLEN Petrocentrum Sp. z o.o. (more than PLN 280m both in revenue and costs). In the previous year, these companies were entirely included under Refining (Retail). The decision to split operations followed from a higher share of wholesale in these companies' total sales.

Implementation of the comprehensive Operating Expenses Reduction Programme ushered in savings of PLN 59.1m for the segment.

The segment's result was affected by an increase in prices of gasoline, diesel and light fuel oil in Q2 2004 in relation to the corresponding period of 2003, by 47.0%, 36.7%, and 39.3%, respectively. The jump in prices was accompanied by a rise in crack margins on these products.

In Q2 2004, the volume of diesel fuel and gasoline sold to third parties grew by 17.8% and 23.6%, respectively, in comparison with Q2 2003. The sales volume of light products was up by 23.3% in aggregate. The growth in the sales volume of fuels was caused, among other factors, by the inclusion of some of the German operations and ORLEN Petrocentrum Sp. z o.o. in the segment in Q2 2004 and greater fuel consumption in Poland (rising by 10.6% in relation to Q2 2003).

As at the end of H1 2004, the segment's result stood at PLN 1,078m, representing a PLN 418m increase from the figure recorded for in the same period of 2003.

Refining (Retail)

Refining (Retail)	6 months ended Jun 30 2004 (unaudited data)		3 months ended Jun 30 2004 (unaudited data)		6 months ended Jun 30 2003 (unaudited data)		3 months ended Jun 30 2003 (unaudited data)		% change 6 months		% change 3 months	
Results according to IFRS	**PLNm**	**USDm**	**PLNm**	**USDm**	**PLNm**	**USDm**	**PLNm**	**USDm**	**PLNm**	**USDm**	**PLNm**	**USDm**
Revenue, including:	5,516	1,430	3,037	780	4,679	1,209	2,984	778	17.9%	18.3%	1.8%	0.3%
Revenue on sales to third parties	5,503	1,427	3,030	778	4,496	1,162	2,883	752	22.4%	22.8%	5.1%	3.5%
Intra-company revenue	13	3	7	2	183	47	101	26	-92.9%	-93.6%	-93.1%	-92.3%
Costs and expenses	5,482	1,421	2,984	767	4,664	1,206	2,945	768	17.5%	17.8%	1.3%	-0.1%
Result*	**34**	**9**	**53**	**13**	**15**	**3**	**39**	**10**	**126.7%**	200.0%	35.9%	30.0%
Sales to third parties (thousand tonnes)	1,599		847		1,653		1,016		-3.3%		-16.6%	

**) The segment's operating result, net of the costs not attributed to any of the segments, incurred at the Group's level.*

The segment's revenue in the second quarter of 2004 rose by PLN 53m (1.8%) in comparison with the second quarter of 2003, while costs and expenses increased by PLN 41m (1.4%). Costs and expenses grew at a slower rate chiefly thanks to the implementation of the comprehensive Operating Expenses Reduction Programme which yielded PLN 46.5m in savings to the segment.

The higher sales revenue went hand in hand with a drop in sales volume (16.6%) partially as a result of a change in consolidation policies. In Q2 2004, sales volume of the German operations in Refining (Production + Wholesale) amounted to approximately 140 thousand tonnes, while in Q2 2003n all of the activities conducted by those companies were included under Refinery (Retail). The Q2 2004 revenue on sales of the German companies and attributed to the segment amounted to PLN 1,793m; in the analogous period of 2003 it was PLN 1,791m.

In Q2 2004, as compared with Q2 2003, PKN ORLEN's unit retail margins fell by 29.5% on diesel fuel and by 9.9% on gasoline. At the same time, the non-fuel margin rose by 6.5%. The Group's sales revenue on non-fuel goods stood at PLN 207m in Q2 2004, representing an 8.9% increase on the analogous period of 2003.

A further rise (by 26%) was seen in the volume of retail fuel sales under the FLOTA loyalty programme, attributable to a range of promotional activities organised by PKN ORLEN. At the same time, the share of retail fuel sales under the VITAY programme in the total retail sales of fuel shrank slightly – by 4.7 pp.

The above factors generated PLN 14m more profit as compared with Q2 2003, which amounted to PLN 53m (in Q2 2003 it stood at PLN 39m). The operations in Germany attributable to the segment recorded an operating profit of PLN 12m in Q2 2004, while in Q2 2003 the German companies had achieved an operating profit of PLN 9m.

As at the end of H1 2004, the segment's result was PLN 34m as compared to a PLN 15m profit as at the end of the first six months of 2003.

Petrochemicals

Petrochemicals	6 months ended Jun 30 2004 (unaudited data)		3 months ended Jun 30 2004 (unaudited data)		6 months ended Jun 30 2003 (unaudited data)		3 months ended Jun 30 2003 (unaudited data)		% change 6 months		% change 3 months	
Results according to IFRS	**PLNm**	**USDm**	**PLNm**	**USDm**	**PLNm**	**USDm**	**PLNm**	**USDm**	**PLNm**	**USDm**	**PLNm**	**USDm**
Revenue, including:	2,490	645	1,220	313	2,296	593	1,039	271	8.4%	8.8%	17.4%	15.5%
Revenue on sales to third parties	1,822	472	869	223	1,606	415	724	189	13.4%	13.7%	20.0%	18.0%
Intra-company revenue	668	173	351	90	690	178	315	82	-3.2%	-2.8%	11.4%	9.8%
Costs and expenses	2,171	563	1,103	283	2,004	518	957	250	8.3%	8.7%	15.3%	13.2%
Result*	**319**	**82**	**117**	**30**	**292**	**75**	**82**	**21**	**9.2%**	**9.3%**	**42.7%**	**42.9%**
Sales to third parties (thousand tonnes)	1,069		493		1,066		468		0.3%		5.3%	

*) *The segment's operating result, net of the costs not attributed to any of the segments, incurred at the Group's level.*

The segment's result for Q2 2004 amounted to PLN 117m, while in the corresponding quarter of 2003 it had totalled PLN 82m. The revenue on petrochemicals was higher by PLN 181m (up by 17.4%). The volume of sales to exetrnal customers rose as well (by 5.3%), which was attributable to a stronger demand for petrochemicals, chiefly for the products of Anwil SA. In Q2 2004, sales volume for Anwil's main products increased. The quantitative rise was associated with an even higher increase in the value of sales of such products as ammonium nitrate (by 46.0%), polyvinyl chloride (52.3%), and CANWIL (96.3%). Anwil SA's operating profit in Q2 2004 was PLN 37.2m, relative to PLN 11.4m of Q2 2003. The company's good performance was driven by the high euro exchange rate, accompanied by peak demand on global markets and stronger demand on the fertilisers market.

The implementation of the comprehensive Operating Expenses Reduction Programme ushered in PLN 13.3m in savings for the segment.

As at the end of H1 2004, the segment's results stood at PLN 319m, thus rising by 9.2% from the figure recorded in the same period of 2003.

Other Activities

Other activities	**6 months ended Jun 30 2004** (unaudited data)		**3 months ended Jun 30 2004** (unaudited data)		**6 months ended Jun 30 2003** (unaudited data)		**3 months ended Jun 30 2003** (unaudited data)		**% change 6 months**		**% change 3 months**	
Results according to IFRS	**PLNm**	**USDm**	**PLNm**	**USDm**	**PLNm**	**USDm**	**PLNm**	**USDm**	**PLNm**	**USDm**	**PLNm**	**USDm**
Revenue, including:	718	186	321	82	803	207	408	106	-10.6%	-10.1%	-21.3%	-22.6%
Revenue on sales to third parties	320	83	145	37	237	61	116	30	35.0%	36.1%	25.0%	23.3%
Intra-company revenue	398	103	176	45	566	146	292	76	-29.7%	-29.5%	-39.7%	-40.8%
Costs and expenses	657	170	294	76	789	204	410	107	-16.7%	-16.7%	-28.3%	-29.0%
Result*	**61**	**16**	**27**	**6**	**14**	**3**	**-2**	**-1**	**335.7%**	**433.3%**		
Sales to third parties (thousand tonnes)	87		42		41		12		112.2%		250.0%	

*) *The segment's operating result, net of the costs not attributed to any of the segments, incurred at the Group's level.*

In addition to the companies involved in the production of energy and provision of services to PKN ORLEN, the "other activities" segment includes a number of undertakings which were established as part of the restructuring process.

In Q2 2004, the segment generated a profit of PLN 27m. To compare, in the preceding year the segment had recorded a loss of PLN 2m. The improvement followed from the fact that the segment's costs and expenses decreased at a more rapid pace that its revenue. The implementation of the comprehensive Operating Expenses Reduction Programme ushered in PLN 44.1m in savings for the segment.

As at the end of H1 2004, the segment's profit amounted to PLN 61m as compared with the PLN 14 in profit generated in the analogous period of 2003.

Financial Review

Profit and Loss Account

The profit on sales for Q2 2004 totalled PLN 1,523m, rising by PLN 521m (52%) from the result reported for the analogous period of the previous year. The improvement comes from a rise in sales revenue (an increase of PLN 1,473m) that is greater than the corresponding rise in cost of sales (an increase of PLN 952m). The value of external sales increased in all segments, with the largest improvement seen in Refining (Wholesale), where sales to third parties grew by PLN 1,152m (52.1%), and Petrochemicals, where sales to third parties grew by PLN 145m (20.0%). The amount of revenue derived from Refining (Wholesale) was significantly affected by the decision to consolidate some activities conducted by companies operating in Germany and by higher market fuel prices. The Q2 2004 sales of our German operations stood at PLN 2,245m, while in Q2 2003, they had amounted to PLN 1,797m.

In the second quarter of 2004, the cost of sales shrunk by PLN 46m (8.1%) relative to Q2 2003, to amount to PLN 525m. In the same period, the general administrative expenses fell by PLN 15m (6.0%) on Q2 2003 to stand at PLN 235m.

In Q2 2004 a loss of PLN 26m was recorded on other operating activities. Financial income in the second quarter of 2004 stood at PLN 83m, rising by PLN 27m as compared with Q1 2003, upon the recognition of higher currency exchange gains under Q2 2004 financial income and the disclosure of gains on financial instruments. At the same time, the Group's financial expenses rose by PLN 9m. As a result, the profit of this segment totalled PLN 67m in the second quarter of 2004, while in the analogous period of 2003, it had amounted to PLN 49m.

The share of undertakings consolidated with the equity method in the financial result amounted to PLN 29m in Q2 2004, relative to PLN 11m of Q2 2003.

As a result of a higher pre-tax profit, the Q2 2004 income tax amounted to PLN 146m, which represents an PLN 82m increase relative to the analogous period of the previous year.

The above factors produced a net profit of PLN 668m for Q2 2004, up by PLN 508m on Q2 2003.

As at the end of H1 2004, the net profit totalled PLN 1,065m, thus, rising by PLN 550m from the one recorded in the analogous period of 2003.

Balance Sheet

As at the end of the second quarter of 2004, the total assets amounted to PLN 18,131m, up by 5.7% from December 31st 2003. The value of fixed assets fell by PLN 59m (0.6%) in comparison with December 31st 2003, and amounted to PLN 10,656m, chiefly upon a PLN 102m drop in tangible fixed assets in relation to their value as at December 31st 2003. As at the end of Q2 2004, current assets grew from PLN 6,434m (as at December 31st 2003) to PLN 7,475m mainly due to an increase in stocks, trade debtors and other accounts receivable, short-term securities, as well as cash and cash equivalents: by PLN 307m (10.0%), PLN 232m (9.2%) and PLN 506m (80.4%), respectively.

Shareholders' equity stood at PLN 10,289m as at the end of Q2 2004, up by PLN 779m (8.2%) in relation to the end of 2003. The main contributing item was a higher retained profit (PLN 787m). Long-term liabilities amounted to PLN 2,896m, rising by PLN 151m in comparison with the end of 2003, chiefly due to an increase in liabilities on loans (by PLN 133m). Short-term liabilities rose as well, from PLN 4,467m as at December 31st 2003 to PLN 4,497m as at June 30th 2004. As for short-term liabilities, liabilities, accruals and deferred income grew in value (by PLN 738m) while loans and borrowing dropped in value (PLN 732m). The Group's total debt (loans, borrowings, and securities) reached PLN 2,432m as at June 30th 2004, which means a drop of PLN 599m as compared with the end of 2003.

Cash Flow

The Q2 2004 net operating cash flow stood at PLN 1,040m, which means a PLN 842m increase relative to the analogous quarter of 2003, attributable mainly to higher by PLN 508m net profit and a positive trend noted in liabilities and accruals and deferred income (in Q2 2004 they grew by PLN 144m while in Q2 2003 they had decreased by PLN 407m).

Investment cash outflow amounted to PLN 429m in Q2 2004, up by PLN 241m on the corresponding quarter of the previous year. The Q2 2004 investment cash outflow was greater compared with the first quarter of 2003 chiefly due to CAPEX made on tangible fixed assets at PKN ORLEN (including an investment related to revamping Ethylene Cracker II), and the acquisition of short-term securities in order to invest the Group's short-term financial surplus. As was true of the analogous period of the preceding year, at the end of the second quarter of 2004, the Group recorded a negative balance of financing cash flow of PLN 358m (Q2 2003 – PLN 291m). Such an outflow was caused by repayment of the Group's debt under loans and borrowings and debt securities. In the second quarter of 2004, the net outflow on contracted and repaid loans and borrowings and debt securities stood at PLN 344m, while in Q2 2003 the inflow had amounted to PLN 246m.

As at the end of H1 2004, operating cash flows amounted to PLN 1,644m, rising by PLN 1,190m from the amount recorded in the analogous period of 2003.

Investing cash inflow of PLN 789m as at the end of H1 2004 results chiefly from CAPEX on tangible fixed assets and the acquisition of short-term securities; at the end of H1 2003, it had totalled PLN 861m, comprising mainly the acquisition of operations in Germany for PLN 419m.

A decrease in short- and long-term loans and borrowings led to a decrease in net financing cash, which as at the end of H1 2004 totalled PLN 580m.

Net cash at the end of Q2 2004 totalled PLN 837m, rising by PLN 457m on the analogous period of 2003. The increase is the by-product of the Group's good operating result, changes in excise tax regulations, and sound

monitoring and management of accounts receivable and stocks. The Group's free cash is by and large short-term in nature; the Group plans to use it mainly to finance the acquisition of Unipetrol.

APPENDIX I

PKN ORLEN
ABBREVIATED CONSOLIDATED PROFIT AND LOSS ACCOUNTS
for the periods of 6 and 3 months ending on June 30th 2004 and June 30th 2003

(PLNm)

ITEM	6 months ended Jun 30 2004 (unaudited data)	3 months ended Jun 30 2004 (unaudited data)	6 months ended Jun 30 2003 (unaudited data)	3 months ended Jun 30 2003 (unaudited data)	% change 6 months	% change 3 months
Sales revenue	**13,731**	**7,406**	**10,895**	**5,933**	26.0%	24.8%
Cost of sales	10,995	5,883	8,724	4,931	26.0%	19.3%
Profit (loss) on sales	**2,736**	**1,523**	**2,171**	**1,002**	**26.0%**	**52.0%**
Other operating income	124	72	237	49	**-47.7%**	**46.9%**
Selling costs	1,067	525	1,026	571	4.0%	-8.1%
General and administrative expenses	419	235	459	250	-8.7%	-6.0%
Other operating expenses	132	98	158	55	-16.5%	78.2%
Operating profit (loss)	**1,242**	**737**	**765**	**175**	**62.4%**	**321.1%**
Financial income	202	83	132	56	53.0%	48.2%
Financial expenses	140	16	170	7	-17.6%	128.6%
Share in profit (loss) of undertakings consolidated with equity method	46	29	21	11	119.0%	163.6%
Pre-tax profit (loss)	**1,350**	**833**	**748**	**235**	**80.5%**	**254.5%**
Corporate income tax	249	146	216	64	15.3%	128.1%
Net profit (loss)	1,101	687	532	171	107.0%	301.8%
Profit (loss) attributable to minority interests	36	19	17	11	111.8%	72.7%
Net profit (loss)	**1,065**	**668**	**515**	**160**	**106.8%**	**317.5%**

APPENDIX II

PKN ORLEN
ABBREVIATED CONSOLIDATED BALANCE SHEETS
as at June 30th 2004 and December 31st 2003
(PLNm)

ITEM	Jun 30 2004 (unaudited)	Dec 31 2003	% change
ASSETS			
Fixed assets			
Tangible fixed assets	9,705	9,807	-1.0%
(Negative) goodwill	-255	-273	-6.6%
Intangible fixed assets	111	121	-8.3%
Financial assets	559	534	4.7%
Shares and equity interests in undertakings consolidated with equity method	509	493	3.2%
Deferred tax assets	16	15	6.7%
Other fixed assets	11	18	-38.9%
Total fixed assets	**10,656**	**10,715**	-0.6%
Current assets			
Stocks	3,365	3,058	10.0%
Trade debtors and other accounts receivable	2,745	2,513	9.2%
Taxes receivable	2	65	-96.9%
Short-term securities	298	67	344.8%
Prepayments	138	80	72.5%
Cash and cash equivalents	837	562	48.9%
Other financial assets	90	89	1.1%
Total current assets	**7,475**	**6,434**	16.2%
Total assets	**18,131**	**17,149**	5.7%
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity			
Share capital	534	534	0.0%
Reserve funds	1,359	1,359	0.0%
Hedging accounting – cash flows	12		
Revaluation capital reserve	856	856	0.0%
Currency-translation differences on subsidiary undertakings	42	62	-32.3%
(Accumulated loss)/retained profit brought forward	7,486	6,699	11.7%
Total shareholders' equity	**10,289**	**9,510**	8.2%
Minority interests	**449**	**427**	5.2%
Long-term liabilities			
Loans and borrowings	1,969	1,836	7.2%
Provisions	632	616	2.6%
Deferred income tax provisions	295	293	0.7%
Total long-term liabilities	**2,896**	**2,745**	5.5%
Short-term liabilities			
Liabilities and accrued expenses	3,969	3,231	22.8%
Corporate income tax payable	30	-	
Loans and borrowings	463	1,195	-61.3%
Deferred income	22	14	57.1%
Other financial liabilities	13	27	-51.9%
Total short-term liabilities	**4,497**	**4,467**	0.7%

Total shareholders' equity and liabilities	**18,131**	**17,149**	5.7%

APPENDIX III

PKN ORLEN
ABBREVIATED CONSOLIDATED CASH FLOW STATEMENTS
for the periods of 6 and 3 months ending on June 30th 2004 and June 30th 2003

(PLNm)

ITEM	6 months ended Jun 30 2004 (unaudited data)	3 months ended Jun 30 2004 (unaudited data)	6 months ended Jun 30 2003 (unaudited data)	3 months ended Jun 30 2003 (unaudited data)	% change 6 months	% change 3 months
Net operating cash flow						
Net profit (loss)	**1,065**	**668**	**515**	160	**550.0**	**508.0**
Total adjustments:				0		
Profit (loss) attributable to minority interests	36	19	17	11	19.0	8.0
Share in profit (loss) of undertakings consolidated with equity method	-46	-29	-21	-11	-25.0	-18.0
Depreciation and amortisation	609	305	593	290	16.0	15.0
Net dividends and interest	-49	-2	16	30	-65.0	-32.0
Corporate income tax as disclosed in profit and loss account	249	146	216	64	33.0	82.0
(Profit) loss on investment activities	26	13	-29	-29	55.0	42.0
Decrease / (increase) in accounts receivable	-250	144	-244	122	-6.0	22.0
Decrease / (increase) in stocks	-321	-225	-260	98	-61.0	-323.0
(Decrease) / increase in liabilities and accrued expenses	497	144	-117	-407	614.0	551.0
(Decrease) / increase in provisions	12	11	10	23	2.0	-12.0
Other adjustments	-23	-47	-75	-52	52.0	5.0
Corporate income tax paid	-161	-107	-167	-101	6.0	-6.0
Net operating cash	**1,644**	**1 040**	**454**	**198**	**1,190.0**	**842.0**
Investing cash flow						
Acquisition of intangible and tangible fixed assets	-637	-315	-466	-233	-171.,0	-82.0
Disposal of tangible fixed assets	15	-7	8	4	7.0	-11-5.0
Disposal of assets available for sale	7	7	3	1	4.0	6.0
Acquisition of assets available for sale	-27	-16	-38	-16	11.0	0.0
Acquisition of businesses in Germany less total acquired cash and cash equivalents	0	0	-419	0	419.0	0.0
Purchase of short-term securities	-293	-207	-29	-16	-264.0	-191.0
Disposal of short-term securities	65	33	19	11	46.0	22.0
Dividends and interest received	84	81	66	65	18.0	16.0
Loans/borrowings advanced/repaid	0	0		0	0.0	0.0
Other	-3	-5	-5	-4	2.0	-1.0
Net investing cash outflow	**-789**	**-429**	**-861**	**-188**	**72.0**	**-241.0**

Financing cash flow						
Increase in long- and short-term loans and borrowings	645	48	2,156	614	-1,511.0	-566.0
Decrease in long- and short-term loans and borrowings	-1,189	-392	-1,469	-860	280.0	468.0
Interest paid	-31	-12	-75	-43	44.0	31.0
Other	-5	-2	-3	-2	-2.0	0.0
Net financing cash inflow/(outflow)	**-580**	**-358**	**609**	**-291**	**-1,189.0**	**-67.0**
Change in net cash	**275**	**253**	**202**	**-281**	**73.0**	**534.0**
Cash at beginning of period	**562**	**584**	**178**	**661**	**384.0**	**-77.0**
Cash at end of period	**837**	**837**	**380**	**380**	**457.0**	**457.0**

APPENDIX IV

PKN ORLEN
KEY FINANCIAL DATA BY BUSINESS SEGMENT
for the periods of 6 and 3 months ending on June 30th 2003 and June 30th 2004

(PLNm)

ITEM	6 months ended Jun 30 2004 (unaudited data)	3 months ended Jun 30 2004 (unaudited data)	6 months ended Jun 30 2003 (unaudited data)	3 months ended Jun 30 2003 (unaudited data)	% change 6 months	% change 3 months
REVENUE ON SALES TO THIRD PARTIES[1]						
Refining (production + wholesale)	6,086	3,362	4,556	2,210	33.6%	52.1%
Refining (retail)	5,503	3,030	4,496	2,883	22.4%	5.1%
Petrochemicals	1,822	869	1,606	724	13.4%	20.0%
Other activities	320	145	237	116	35.0%	25.0%
TOTAL	**13,731**	**7,406**	**10,895**	**5,933**	**26.0%**	**24.8%**
FINANCIAL RESULT[2]						
Refining (production + wholesale)	1,078	654	660	158	63.3%	313.9%
Refining (retail)	34	53	15	40	126.7%	32.5%
Petrochemicals	319	117	292	82	9.2%	42.7%
Other activities	61	27	14	-2	335.7%	
Exclusions	-2					
Total of non-attributed items	-248	-114	-216	-103		
TOTAL	**1,242**	**737**	**765**	**175**	**62.4%**	**321.1%**
EXPENDITURE ON FIXED ASSETS						
Refining (production + wholesale)	140	91	254	149	-44.9%	-38.9%
Refining (retail)	115	68	88	59	30.7%	15.3%
Petrochemicals	273	125	133	71	105.3%	76.1%
Other activities	29	15	63	53	-54.0%	-71.7%
Total of non-attributed items	15	11	20	14	-25.0%	-21.4%
TOTAL	**572**	**310**	**558**	**346**	**2.5%**	**-10.4%**
DEPRECIATION AND AMORTISATION						
Refining (production + wholesale)	303	138	324	160	-6.5%	-13.8%
Refining (retail)	116	73	80	51	45.0%	43.1%
Petrochemicals	114	57	102	38	11.8%	50.0%
Other activities	74	36	85	41	-12.9%	-12.2%
Total of non-attributed items	18	9	18	9	0.0%	0.0%
TOTAL	**625**	**313**	**609**	**299**	**2.6%**	**4.7%**

1. Revenue on sales to third parties represents exclusively sales to undertakings outside of the ORLEN Group.
2. Financial result comprises revenue on sales to third parties and transfer to other segments.

APPENDIX V

PKN ORLEN
KEY OPERATING DATA

for the periods of 6 and 3 months ending on June 30th 2003 and June 30th 2004

(tonnes)

ITEM	6 months ended Jun 30 2004 (unaudited data)	3 months ended Jun 30 2004 (unaudited data)	6 months ended Jun 30 2003 (unaudited data)	3 months ended Jun 30 2003 (unaudited data)	% change 6 months	% change 3 months
CRUDE OIL THROUGHPUT ('000 tonnes)	**5,956**	**3,036**	**6,030**	**3,017**	**-1.2%**	**0.6%**
REFINERY OUTPUT						
Gasoline	1,328,828	708,145	1,342,331	645,782	-1.0%	9.7%
Diesel fuel	1,663,957	885,624	1,525,831	839,453	9.1%	5.5%
Fuel oil (III)	276,305	155,703	401,639	220,284	-31.2%	-29.3%
Ekoterm	742,420	300,108	714,693	237,096	3.9%	26.6%
Jet A-1	134,413	87,176	95,388	51,746	40.9%	68.5%
LPG	95,577	48,493	114,316	51,865	-16.4%	-6.5%
Other refining products	560,522	359,359	547,204	307,246	2.4%	17.0%
TOTAL	**4,802,022**	**2,544,608**	**4,741,402**	**2,353,472**	**1.3%**	**8.1%**
SALES OF REFINING PRODUCTS						
Gasoline	1,807,725	976,506	1,609,385	910,906	12.3%	7.2%
Diesel fuel	1,889,243	1,020,364	1,674,515	967,801	12.8%	5.4%
Fuel oil (III)	216,546	93,068	303,888	145,395	-28.7%	-36.0%
Ekoterm	822,648	338,284	809,963	369,871	1.6%	-8.5%
Jet A-1	144,794	91,298	99,253	48,947	45.9%	86.5%
LPG	147,424	77,754	146,607	72,958	0.6%	6.6%
Other refining products	669,936	416,167	678,547	409,318	-1.3%	1.7%
TOTAL	**5,698,316**	**3,013,441**	**5,322,158**	**2,925,196**	**7.1%**	**3.0%**
PETROCHEMICAL OUTPUT						
Polyethylene	0	0	26,868	0		
Polypropylene	0	0	25,104	0		
Ethylene	74,930	31,725	55,981	38,677	33.8%	-18.0%
Glycol	50,199	22,762	51,651	23,152	-2.8%	-1.7%
Propylene	96,348	39,729	85,402	52,626	12.8%	-24.5%
Ammonium nitrate	270,701	151,864	214,088	114,288	26.4%	32.9%
CANWIL	153,333	72,236	136,856	61,663	12.0%	17.1%
Polyvinyl chloride (PVC)	105,552	45,387	103,925	51,142	1.6%	-11.3%
Other petrochemical products	311,261	143,585	407,899	239,466	-23.7%	-40.0%
TOTAL	**1,062,324**	**507,288**	**1,107,774**	**581,014**	**-4.1%**	**-12.7%**
SALES OF PETROCHEMICAL PRODUCTS						
Polyethylene	13,810	4,443	34,707	4,754	-60.2%	-6.5%
Polypropylene	11,528	3,958	36,052	5,440	-68.0%	-27.2%
Ethylene	75,358	31,530	56,258	37,395	34.0%	-15.7%
Glycol	51,905	26,196	49,322	20,560	5.2%	27.4%
Propylene	96,768	39,942	83,812	49,582	15.5%	-19.4%
Ammonium nitrate	258,762	129,381	237,428	97,238	9.0%	33.1%
CANWIL	146,151	59,047	160,750	66,413	-9.1%	-11.1%
Polyvinyl chloride (PVC)	110,156	51,089	102,463	45,752	7.5%	11.7%

Other petrochemical products	304,234	147,043	305,048	141,192	-0.3%	4.1%
TOTAL	**1,068,672**	**492,629**	**1,065,840**	**468,326**	**0.3%**	**5.2%**

APPENDIX VI

PKN ORLEN
SALES OF MAIN PRODUCTS

for the periods of 6 and 3 months ending on June 30th 2003 and June 30th 2004

(tonnes)

Sales of light products in the ORLEN Group (by volume)	6 months ended Jun 30 2004 (unaudited data)	3 months ended Jun 30 2004 (unaudited data)	6 months ended Jun 30 2003 (unaudited data)	3 months ended Jun 30 2003 (unaudited data)	% change 6 months	% change 3 months
Wholesale of main light products, including:	**3,123,091**	**1,611,595**	**2,586,878**	**1,306,843**	**20.7%**	**23.3%**
- Gasoline	876,555	482,941	718,739	390,814	22.0%	23.6%
- Diesel fuel	1,279,330	699,126	1,059,644	593,303	20.7%	17.8%
- Jet A-1	144,794	91,298	99,253	48,947	45.9%	86.5%
- Ekoterm	822,412	338,230	709,242	273,779	16.0%	23.5%
Retail sales of engine fuels, including:	**1,598,454**	**846,875**	**1,551,803**	**919,554**	**3.0%**	**-7.9%**
- Gasoline	931,170	493,565	890,646	520,086	4.5%	-5.1%
- Diesel fuel	609,913	321,238	614,871	374,498	-0.8%	-14.2%
- LPG	57,371	32,072	46,286	24,970	23.9%	28.4%
Total sales of fuels, including:	**4,811,834**	**2,504,206**	**4,339,723**	**2,370,477**	**10.9%**	**5.6%**
- Engine fuels	3,989,186	2,165,922	3,529,760	2,000,606	13.0%	8.3%

Regulatory Announcement

Go to market news section

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Interim Results_PAS (6)
Released	13:46 30-Sep-04
Number	5157D

PKN ORLEN SA
SEC File
82-5036

MANAGEMENT BOARD COMMENTARY
ON BUSINESS OPERATIONS
OF POLSKI KONCERN NAFTOWY ORLEN
CAPITAL GROUP
FOR THE 6 MONTH PERIOD ENDED 30 JUNE 2004
(DIRECTOR'S REPORT)

TOC \o "1-3" \h \z

INTRODUCTION

This report has been prepared in accordance with ordinance of the Council of Ministers dated 16 October 2001 concerning current and periodical information published by issuers of securities (Journal of Law 01.139.1569 with further changes).

I. CHARACTERISTICS AND CHANGES IN STRUCTURE OF PKN ORLEN CAPITAL GROUP

1.1 STRUCTURE OF CAPITAL GROUP AS OF 30 JUNE 2004

Polski Koncern Naftowy ORLEN S.A. (PKN ORLEN S.A., Dominant Company, Company) as at 30 June 2004 possessed directly shares and stakes in 81 commercial companies, including:

- 47 subsidiary companies (with share in capital above 50%),
- 1 joint venture (with share in capital equalling 50%),
- 5 associate companies (with share in capital between 20% and 50%),
- 28 other companies (with share in capital below 20%).

Capital engagement of PKN ORLEN at the end of June 2004 amounted to PLN 2,221,518 thousand and decreased by PLN 4,928 thousand in comparison to the end of December 2003.

1. Most important companies in terms of sales and equity:

- Rafineria Trzebinia S.A. located in Trzebinia (and its capital group),
- Rafineria Nafty Jedlicze S.A. located in Jedlicze (and its capital group),
- Inowroclawskie Kopalnie Soli „Solino" S.A. located in Inowroclaw,
- Anwil S.A. located in Wloclawek (and its capital group),
- Naftoport Sp. z o.o. located in Gdansk,
- ORLEN-Oil Sp. z o.o. located in Krakow (and its capital group),
- Basell Orlen Polyolefins Sp. z o.o. located in Plock,
- ORLEN Asfalt Sp. z o.o. located in Plock.

2. **Fuel and LPG trading companies:**

- ORLEN PetroTank Sp. z o.o. located in Widelka near Kolbuszowa,
- ORLEN PetroProfit Sp. z o.o. located in Niemce near Lublin (with its capital group),
- ORLEN PetroCentrum Sp. z o.o. located in Plock,
- Petrolot Sp. z o.o. located in Warszawa,
- ORLEN PetroZachod Sp. z o.o. located in Poznan,
- ORLEN Morena Sp. z o.o. located in Gdansk,
- Ship-Service S.A. located in Warszawa (with its capital group),
- ORLEN Gaz Sp. z o.o. located in Plock (with its capital group),
- ORLEN Deutschland AG located in Hamburg (with its capital group).

3. **Companies established as a result of restructuring of the Dominant Company:**

- Zaklad Budowy Aparatury S.A. located in Plock,
- Petrotel Sp. z o.o. located in Plock,
- ORLEN Projekt S.A. located in Plock,
- ORLEN Medica Sp. z o.o. located in Plock (with its capital group),
- ORLEN Laboratorium Sp. z o.o. located in Plock.

4. **Maintenance companies:**

- ORLEN Automatyka Sp. z o.o. located in Plock,
- ORLEN Wir Sp. z o.o. located in Plock.

5. **Transportation companies:**

- ORLEN Transport Plock Sp. z o.o. located in Plock (with its capital group),
- ORLEN Transport Szczecin Sp. z o.o. z located in Szczecin,
- ORLEN Transport Krakow Sp. z o.o. located in Krakow,
- ORLEN Transport Lublin Sp. z o.o. z located in Lublin,
- ORLEN Transport Nowa Sol Sp. z o.o. located in Nowa Sol,
- ORLEN Transport Slupsk Sp. z o.o. located in Slupsk,
- ORLEN Transport Olsztyn Sp. z o.o. located in Olsztyn,
- ORLEN Transport Kedzierzyn-Kozle Sp. z o.o. located in Kedzierzyn-Kozle,
- ORLEN KolTrans Sp. z o.o. located in Plock.

6. **Other companies:**

- Chemiepetrol Sp. z o.o. located in Hamburg,
- Flexpol Sp. z o.o. located in Plock,
- ORLEN Powiernik Sp. z o.o. located in Plock,
- ORLEN Budonaft Sp. z o.o. located in Krakow.

Additionally this report includes comments on Polkomtel S.A. (not consolidated) because of its great importance for PKN ORLEN Capital Group.

1.2 CHANGES IN THE CAPITAL GROUP DURING THE 6 MONTH PERIOD ENDED 30 JUNE 2004

To the most important changes in organisational and capital relations in the Capital Group of PKN ORLEN S.A during the 6 month period ended 30 June 2004 and until the day of preparation of the financial statements are following:

- On 7 January 2004 PKN ORLEN and ConocoPhillips Central and Eastern Europe Holdings B.V. with its registered office in Rotterdam, the Netherlands ("ConocoPhillips") signed an agreement whereby they agreed the intention to co-operate in the privatisation process of UNIPETROL a.s., a company operating in the Czech oil sector ("UNIPETROL"). The agreement sets out preliminary terms of the cooperation of the parties, outlines the proposed ultimate shareholding of the parties in some of the companies of UNIPETROL Group and the potential terms of the purchase by the parties of some assets of UNIPETROL Group, in case of the PKN ORLEN's successful participation in the UNIPETROL privatisation. On 12 January 2004 PKN ORLEN submitted, in response to the announcement published by Czech National Property Found ("NPF) on 6 November 2003, an indicative offer and on 23 April 2004 an offer ('the Offer') for the acquisition of 62.99% of the share capital of UNIPETROL, a.s., a company operating in the Czech oil sector ("UNIPETROL"), and the purchase of the receivables of Ceska Konsolidacni Agentura ("CKA") towards certain entities directly or indirectly owned by UNIPETROL, as well as for the potential purchase of 9.76% of the share capital of SPOLANA, a.s., currently owned by CKA (collectively called the "CKA Assets"). PKN ORLEN agreed to pay approximately CZK 11.3 billion for the 62.99% stake in UNIPETROL, CZK 1.0 million for CKA's 9.76% stake in Spolana and approximately CZK 1.7 billion for CKA's receivables with a total nominal value of CZK 3.1 billion and EUR 9.5 million, and USD 4.9 million, as at 1 April 2004. The acquisition of UNIPETROL is one of the next significant steps in PKN's strategy, as it represents a perfect opportunity for PKN ORLEN to: expand its geographic presence, enter the attractive Czech market and strengthen its position in Southern Poland. The Dominant

Company is considered to be a long-term strategic investor and regional consolidator of the most important assets of UNIPETROL. On 4 June 2004 PKN ORLEN entered into an agreement with NPF in order to acquire, on condition that relevant regulatory approvals are obtained, 114,224,038 bearer shares of UNIPETROL, each with the nominal value of CZK 100, constituting approximately 62.99% of all issued and existing shares of UNIPETROL. PKN ORLEN concluded also agreements with CKA to acquire 745,000 bearer shares of Spolana, each with the nominal value of CZK 655 constituting 9.76% of the share capital of Spolana, a UNIPETROL's producing subsidiary, and receivables towards some of the companies of the UNIPETROL Group ("Framework Agreement"). Pursuant to the resolution of the Government of Czech Republic No. 415, dated on 28 April 2004, the Czech Government authorized sales of shares of UNIPETROL and Spolana and sales of receivables mentioned above.

In 2003 UNIPETROL reported in the audited financial statement consolidated profit amounted to CZK 87.7 million, with consolidated revenues amounting to CZK 67.9 billion.

The agreement foresees a price adjustment mechanism for the shares of UNIPETROL to reflect any unexpected changes of value of UNIPETROL shares until the transaction is closed. Price adjustment formula is based on adjusted net book value of UNIPETROL at the end of 2003 and at the end of the month in which PKN ORLEN will acquire 62.99% stake in UNIPETROL. The range of price adjustment for UNIPETROL shares is limited to 5% and 15% upward adjustment and 5% and 25% downward adjustment. The purchase price will be settled through the Escrow Account. 10% of the purchase price will be deposited to the Escrow Account after execution of the UNIPETROL Agreement and remaining 90% of the purchase price will be deposited to the Escrow Account after satisfying all precedent conditions provided in all three UNIPETROL, Spolana and Framework Agreements. The agreement was concluded under several precedent conditions, among which the substantial conditions are that the antimonopoly consent, the decision of the European Commission that the transaction does not constitute public aid and is compatible with the common market rules have been obtained. A large portion of the funds for the financing of this transaction is already provided in the form of the currently available credit limits. The remaining part will be arranged for within the time periods indicated in the payment schedules relating to the transaction. The completion of the transaction will not result in any violation of any covenants under the syndicated credit facility agreement. Banks already offered its services concerning the above transaction to the Dominant Company. Closing of that transaction is planned for the end of IV quarter of 2004, after all necessary consents as required by the law are obtained. Simultaneously PKN ORLEN S.A. entered agreement on cooperation with AGROFERT

HOLDING a.s. which provides for sale of the UNIPETROL assets that are not considered as core to PKN ORLEN's business. Cooperation with Agrofert enables PKN ORLEN to keep only the assets of UNIPETROL that are seemed to be core. Pursuant to an agreement with ConocoPhillips, PKN ORLEN agreed to sell to ConocoPhillips one third of petrol stations, belonging to some of UNIPETROL's subsidiaries. In exchange for that, ConocoPhillips agreed to provide operational advice and operational assistance to PKN ORLEN in stabilizing and continuing the operations of this UNIPETROL subsidiary in the immediate period following the privatisation of UNIPETROL. The disposal of certain assets to ConocoPhillips and Agrofert will reduce the financing costs necessary for the transaction. The transactions with ConocoPhillips and Agrofert are expected to be closed by the end of 2005.

- On 19 April 2004 changes in Articles of Association of CPN Marine Service Sp. z o.o. located in Gdansk concerning the initial capital increase and the change of the company's main areas of activities were registered. The initial capital of CPN Marine was increased from the level of PLN 50 thousand to the level of PLN 1 million through issuance of 1,900 shares with par value of PLN 500 each. The capital was increased through cash contribution by the sole shareholder PKN ORLEN. After the registration of the capital increase, the total number of votes amounted to 2,000. The District Court also registered the new name of the company – it changed from CPN Marine Service Sp. z o.o to Centrum Komercjalizacji Technologii Sp. z o.o. The company's main activity is business and management advisory service.
- On 11 May 2004 a District Court in Elmshorn (Germany) registered increase of the initial capital in ORLEN Deutschland Immobilien GmbH located in Elmshorn, Germany. The initial capital was increased from the amount of EUR 30 millions to the amount of EUR 60 million by the merger with ORLEN Deutschland GmbH and changes in the company's Articles of Associations. Shares in increased capital were taken by the sole shareholder – PKN ORLEN S.A. and covered by cash. Simultaneously on 11 May 2004 the following companies were removed from the register as the result of a merger:

1. Jewel Tankstellen Nord GmbH (acquired by AMF Service GmbH)
2. Orlen Tankstellen Aktiengesellschaft (acquired by AMF Service GmbH)
3. NTG Norddeutsche Tankstellen AG (aquiered by ORLEN Deutschland Immobilien GmbH)
4. AMF Service GmbH (aquiered by ORLEN Deutschland GmbH)
5. ORLEN Deutschland GmbH (as a result of merger with ORLEN Deutschland Immobilien GmbH)

Additionally, the name of the company was changed from ORLEN Deutschland Immobilien GmbH to ORLEN Deutschland GmbH. On 27 Nay 2004 the District Court in Elmshorn registered ORLEN Deutschland GmbH as a joint-stock company under the

name of ORLEN Deutschland AG.

Activities of ORLEN Deutschland AG include wholesale and retail sale of fuel.

PKN ORLEN S.A. owns 100% of shares in initial capital of ORLEN Deutschland AG.

- On 11 May 2004 PKN ORLEN acquired (as a result of the agreement with the company Profit Sp. z o.o. in Swidnik) 3,450 shares at par value of PLN 500 each in the company ORLEN Petroprofit Sp. z o.o. located in Niemce. The shares constitute 15% of the initial capital and the same number of voting rights at the Shareholders Meeting. The total price of purchased shares amounted to PLN 5,750 thousand. As a result of the above transaction PKN ORLEN S.A. became the only shareholder of ORLEN Petroprofit Sp. z o.o. The increase of the employed capital in ORLEN Petroprofit is an integral element of the strategy of PKN ORLEN S.A., which assumes application of the procedures of ordering of the ownership structure of Regional Market Operators.
- On 7 June 2004 the changes in the amount and structure of the initial capital of the company ORLEN Powiernik Sp. z o.o. in Plock was registered. The initial capital was increased from PLN 4 thousand to PLN 25 thousand and is divided into 50 shares with par value PLN 500 each. Shares in the increased capital were covered in cash by the sole shareholder – PKN ORLEN S.A.
- On 30 June 2004 PKN ORLEN S.A. purchased 5,200 shares at par value of PLN 1,000 each of ORLEN Morena Sp. z o.o. ("ORLEN Morena") located in Gdansk representing 49.52% of its initial capital and the same number of voting rights at the Shareholders Meeting. It was a result of the agreement with FOX-OIL Sp. z o.o. located in Gdansk. The total purchase price amounted to PLN 5,954 thousand. As the result of above transactions PKN ORLEN S.A. became the only shareholder of ORLEN Morena Sp. z o.o. The increase of employed capital in the capital of ORLEN Morena Sp. z o.o. is an integral part of the strategy of PKN ORLEN S.A., which assumes application of the procedures of ordering of ownership structures of Regional Market Operators.
- On 1 July 2004 PKN ORLEN signed a sale contract regarding the sale of a self-operating part of PKN ORLEN – Lubrificant Oil Division, for the total net price of PLN 47,391,125.96. The purchaser was ORLEN Oil Sp. z o.o. located in Krakow. That above transaction represents a further step in the restructuring process conducted by PKN ORLEN. It is also a further stage in the process of integrating the production of oil bases and the production and sale of finished products such as engine and lubricating oils.

  As at the date of agreement, PKN ORLEN was in possession of a 9% share in the share capital of ORLEN Oil. On 11 August 2004 the District Court Krakow - Srodmiescie in Krakow registered an increase of initial capital of the company ORLEN Oil Sp. z o.o. The so far initial capital of the ORLEN Oil amounting to PLN 43,558 thousand was

increased to the amount PLN 75,093 thousand. The shares in the increased capital were covered by cash by PKN ORLEN S.A. After the increase of the capital of ORLEN Oil, the stake of PKN ORLEN in the initial capital increased from 9% to 47.2%. The remaining shares are owned by Rafineria Trzebinia S.A. (43.8%), Rafineria Nafty Jedlicze S.A (4.5%), Rafineria Czechowice S.A. (4.5%). Each share gives one voting right at the Shareholders Meeting. The aim of the capital increase was to gain financial recourses to finance purchase of assets being part of the property of the Lubricant Oil Division. The steps undertaken by ORLEN Oil are the element of the strategy of PKN ORLEN aiming at consolidating oil assets of the Company within ORLEN Oil in order to create a uniform centre managing the oil segment of PKN ORLEN.

- On 14 July 2004 the District Court for the capital city of Warsaw in Warsaw, registered the company Plocki Park Przemyslowo-Technologiczny S.A. located in Plock, in which PKN ORLEN S.A. took over 50% of shares in the initial capital, it means 50,000 preferred registered shares of series A at par value PLN 10 each constituting 50% voting rights at the Shareholders Meeting. Purchased shares were covered by PKN ORLEN S.A. in the way of cash payment in the amount of PLN 200,000 before the date of the establishment of the Company. The remaining part worth PLN 300,000 will be paid till 31 December 2004. Business activities of the company Plocki Park Przemyslowo-Technologiczny S.A. involve among others: management and running a business and activities related to holding management, business consulting and management advisory and real estate management. The other 50% of companies shares it means 50,000 preferred registered shares at par value PLN 10 each was purchased by the public entity under the name "Miasto Plock". The purchased shares constitute a long term investment of PKN ORLEN.

During the 6 month period ended 30 June 2004 shares in following companies were disposed by the Dominant Company:

- On 21 April 2004 PKN ORLEN S.A. signed preliminary agreement on disposal of all the held shares (9,600 shares constituting 40% of initial capital) in Flexpol Sp. z o.o. located in Plock (Flexpol). The book value of shares amounts to PLN 4.8 million, selling price amounts to PLN 7.2 million. Disposal of all the held by the Company shares of Flexpol Sp z o.o. to Przedsiebiorstwo Produkcyjno-Handlowe Gasior Sp. z o.o. took place on 28 July 2004. The entrance into the promised disposal agreement followed satisfying the last requirement: selling by the Company to the investor all the fittings rented currently by Flexpol from PKN ORLEN at the gross price of PLN 26,108 thousand as well as real estate rented by Flexpol from PKN ORLEN at the gross price of PLN 12,932. Flexpol paid to the so far shareholders dividend in the amount of PLN 3 million for 2003, that is for PKN ORLEN S.A. PLN 1.2 million.
- On 11 May 2004 based on the agreement of shares disposal, PKN ORLEN S.A. disposed to Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. all the held shares (5,913 shares) in Serwis Lodz Sp. z o.o., at par value PLN 100 each, constituting 97.3% of the initial capital and 97.3% voting rights at the Shareholders Meeting, at the total price amounting to PLN 591,300 to Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. The above mentioned transaction is a following step in the process of selling of non-core companies. PKN ORLEN S.A. posses 99.94% in the initial capital of Zaklad Urzadzen Dystrybucyjnych Sp. z o.o.
- On 12 May 2004 PKN ORLEN S.A. disposed to Brenntag Polska Sp. z o.o. 4,000 shares in ORLEN Polimer Sp. z o.o. at par value of PLN 500 each, constituting 100.00% of the initial capital and 100.00% of voting rights at the Shareholders Meeting, for the total price amounting to PLN 5,803,782.41. The above mentioned transaction is a following step in the process of selling of non-core companies. The Company realized gross profit at the level of PLN 3,803,782.41 on that transaction.
- On 29 July 2004 PKN ORLEN disposed to Nijman Zeetank International Transport Sp z o.o. located in Sandomierz, all the shares held in the initial capital of ORLEN Transport Lublin Sp. z o.o. located in Lublin, it means 31,845 shares at par value of PLN 500 each. The disposed shares constitute 98.45% of the initial capital of ORLEN Transport Lublin and the same number of voting rights at the Shareholders Meeting of its company. The value of the transaction amounted to PLN 16 million (on 29 July 2004 the book value of shares possessed by PKN ORLEN S.A. amounted to PLN 15,922,490). The remaining 1.55% of shares in the initial capital of ORLEN Transport Lublin are in possession of current and previous company's employees. Disposal of shares took place on 2 April 2004 as a result of the sales agreement concerning shares of ORLEN Transport Lublin

Sp. z o.o. concluded between the Dominant Company and the Investor on 2 April 2004, as well as meeting all the precedent conditions, including positive decision from the Polish Office for Protection of Competition and Competitors and the Ministery of Interior and Administration and confirmations from the other shareholders of ORLEN Transport Lublin concerning not exercising their pre-emption rights.

- On 16 of August 2004 the group of shareholders on behalf of employees of Petrotel Sp. z o.o. repurchased from PKN ORLEN S.A. a package of 440 shares of Petrotel Sp. z o.o. for the amount equal par value of one share that is PLN 1 thousand per each share, amounting in total to PLN 440 thousand. The remaining shares it means 229 units were purchased by the entitled shareholders of Petrotel on 7 September 2004. As a result of the above agreements the share of PKN ORLEN S.A. in the initial capital of Petrotel decreased from 88.80% to 80.65%.

1.3 DESCRIPTION OF CONSOLIDATED COMPANIES OF THE CAPITAL GROUP

1.3.1 Consolidated subsidiaries

- **Rafineria Trzebinia S.A.**

Pursuant to the terms of a share purchase agreement and a shareholders' agreement dated 16 June 1997, concluded between Nafta Polska S.A. and PKN ORLEN S.A., the latter acquired 74.88% of the shares in Rafineria Trzebinia S.A. In 1999, an increase in the company's capital was recorded and as a result voting rights of the Company increased to 76.96%. On 14 September 2000 the agreement of the purchase of the remaining stake of Nafta Polska S.A. was finalised and as a result PKN ORLEN S.A. stake increased to 77.07% of the company's share capital.

On 30 June 2004 the share capital of Rafineria Trzebinia SA. amounted to PLN 43,042 thousand.

The company's shareholders are:

▪ PKN ORLEN S.A.	77.07%
▪ State Treasury	9.18%
▪ Other	13.75%

As at 30 June 2004 the shareholders equity of the company amounted to PLN 366,661 thousand.

The Rafineria Trzebinia capital group's business activities include:

- processing of crude oil,
- production and sale of fuels (including gasoline, ethylene, diesel fuels and oil heating fuel),
- blending and preparation of lubricants,
- processing of paraffin slack waxes,
- production of asphalt and asphalt products.

Rafineria Trzebinia's S.A. business activities are focused on the manufacturing of specialist high-value products and in particular: a full range of lubricants, industrial oils (hydraulic and tempering oils) and a range of paraffin products. Rafineria Trzebinia, after putting into service installation of biodisel, which is now under construction, would be able to establish a biofuel company, competing on the European markets.

At 30 June 2004 the company employed 175 people (capital group of Rafineria Trzebinia S.A. employed 904 people).

The net profit of Rafineria Trzebinia S.A. for the 6 month period ended 30 June 2004 amounted to PLN 40,804 thousand, whereas sales amounted to PLN 877,529 thousand.

Rafineria Trzebinia S.A. holds shares in 6 subsidiaries.

In connection with an increase of the share capital of ORLEN-Oil Sp. z o.o. on 11 August 2004 the stake of Rafineria Trzebinia S.A. was decreased from 75.57% (32,918 shares) to 43.84% (32,918 shares).

- **Rafineria Nafty Jedlicze S.A.**

Pursuant to the relevant provisions of a share purchase agreement and a shareholders' agreement of 19 November 1998,

concluded between Nafta Polska S.A. and PKN ORLEN S.A., the latter acquired 75% of shares in Rafineria Nafty Jedlicze S.A. The above agreement came into effect on 1 January 1999.

On 30 June 2004 the company's share capital amounted to PLN 78 million.

Shareholders of the company:

- PKN ORLEN S.A. 75.00%
- State Treasury 10.01%
- Other 14.99%

As at 30 June 2004 shareholders equity of the company amounted to PLN 134,863 thousand.

The Company's business activities include:

- transport, processing, storage and trade in crude oil and oil derived products, as well as in used oil and other waste products,
- collection of used oils,
- production of lubricating oils and other industrial fluids,
- production of oil solvents and fuels,
- production of lubricants and asphalt,
- production of packaging and preparation of oils and other industrial fluids.

The refinery also manufactures limited quantities of gasolines and heating oils. The company is the second biggest lubricants producer in Poland (in terms of volume). Additionally, Rafineria Nafty Jedlicze S.A. regenerates used oil in its regeneration facilities, which have a processing capacity of 80 thousand tons a year. The collection of used oils is carried out through the network of companies associated with Rafineria Nafty Jedlicze S.A.

As at 30 June 2004 Rafineria Jedlicze S.A. Capital Group employed 839 people (including 417 people in Rafineria Nafty Jedlicze S.A.).

The net profit of refinery for the 6 month period ended 30 June 2004 amounted to PLN 1,734 thousand, whereas sales amounted to PLN 271,880 thousand. In the analysed period, the company focused on improving its profitability. The effects of increased efforts in this respect are noticable within optimisation of operating costs.

- **Inowroclawskie Kopalnie Soli "Solino" S.A.**

On 28 September 1996 the Dominant Company purchased from the Ministry of Privatisation 723,465 registered shares in Inowroclawskie Kopalnie Soli "Solino" S.A. with a total par value of PLN 7,235 thousand which constituted 51% of the company's share capital. Following the acquisition of the new series of the shares in December 1999 and purchase of part of the employees' stake in 2000, PKN ORLEN S.A. share increased to 70.54%.

As at 30 June 2004 the share capital of Inowroclawskie Kopalnie Soli "Solino" S.A. amounted to PLN 19,146 thousand.

The company's shareholders are:

- PKN ORLEN S.A. 70.54%
- State Treasury 25.20%
- Other 4.26%

As at 30 June 2004, the shareholders equity of the company amounted to PLN 81,780 thousand.

The Company's business activities include:

- storage of crude oil and fuel,
- production of industrial brine,
- processing and preparation of vacuum salt,
- trade in the company's own products on the domestic and foreign markets,
- trade in mining, mechanical, electrical, construction and transport.

The company is involved in mining and processing of salt, production of salt and industrial brine. The brine is supplied to such companies as Anwil S.A., a member of the PKN ORLEN Capital Group.

As at 30 June 2004 the company employed 318 people.

For the 6 month period ended 30 June 2004 the company's sales revenues amounted to PLN 55,400 thousand, whereas the net profit amounted to PLN 5,735 thousand.

The company's development plans focus on salt production and sales as well as on realisation of second stage of the construction of fuel and crude oil underground storage tanks.

- **Zaklady Azotowe Anwil S.A.**

Zaklady Azotowe Anwil S.A was entered in the Commercial Register on 14 April 1993. As at 30 June 2004 the share capital of the company amounted to PLN 150 million. PKN ORLEN acquired first Anwil shares as a result of composition proceedings in 1995.

The company's shareholders are:

▪ PKN ORLEN S.A.	76.27 %
▪ Zaklad Energetyczny Torun S.A.	3.73%
▪ State Treasury	5.00%
▪ Other	15.00%

As at 30 June 2004, the shareholders equity of the company amounted to PLN 955,147 thousand.

The Company's business activities include:

- production of nitrogen fertilisers and semi-products and other related products,
- production of polyvinyl chloride and other related products,
- production of polyethylene packaging,
- trading activities in the above areas,
- service activities in the above areas, based on the company's productive capabilities.

Anwil is principally involved in the production of nitrogen fertilisers and PVC. The company is the largest PKN ORLEN's customer for ethylene (the main raw material for the manufacture of PVC).

As at 30 June 2004 the company employed 1,484 people. (Anwil Capital Group employed 2,419 people).

The net profit for the first half of 2004 amounted to PLN 83,786 thousand, whereas sales amounted to PLN 790,697

thousand.

- **ORLEN Oil Sp. z o.o.**

ORLEN Oil Sp. z o.o. was established by four refineries. ORLEN Oil Sp. z o.o. was entered in the Commercial Register on 27 August 1998.

As at 30 June 2004 the company's share capital amounted to PLN 43,558 thousand.

The company's shareholders as at 30 June 2004 were:

- PKN ORLEN S.A. 9.00%
- Rafineria Trzebinia S.A. 75.58%
- Rafineria Nafty Jedlicze S.A. 7.71%
- Rafineria Czechowice S.A. 7.71%

In connection with an increase of share capital of ORLEN Oil Sp. z o.o. on 11 August 2004 by PLN 31,535 thousand the structure of shareholders has changed:

- PKN ORLEN S.A. 47.22%
- Rafineria Trzebinia S.A. 43.84%
- Rafineria Nafty Jedlicze S.A. 4.47%
- Rafineria Czechowice S.A. 4.47%

The aim of the initial capital increase was to obtain resources for partial financing of Lubricated Oil Division assets by ORLEN Oil.

At the end of the first half of the year 2004 the shareholders equity amounted to PLN 70,572 thousand.

The Company's business activities include:

- production and sales of chemicals, lubricating oils, oil bases, and liquid fuels,
- trade in chemicals, refinery products and petrochemicals in Poland and abroad,
- services, including warehousing, transportation and R&D services,
- technical advisory services.

Trade activities are focused on high and low class motor oil, industrial oils, technological oils, lubricants, industrial fluids, exploitation fluids (hydraulic and tempering oils), automotive chemistry and cosmetics, basic oils.

As at 30 June 2004 the company employed 223 people. The net profit as at 30 June 2004 amounted to PLN 5,931 thousand, whereas sales amounted to PLN 248,036 thousand.

- **ORLEN Asfalt Sp. z o.o.**

On 31 May 2003 PKN ORLEN signed sale agreement of assets in its Zak³ad Asfaltow to Bitrex Sp. z o.o located in Trzebinia. Following the resolution of Ordinary Shareholders Meeting of Bitrex PKN ORLEN contributed cash in exchange for shares in increased share capital. The share capital increased was registered on 15 July 2003 along with the change of the company's name to ORLEN Asfalt Sp. z o.o.

As at 30 June 2004 the share capital of the company amounts to PLN 60,635 thousand.

The company's shareholders are:

- PKN ORLEN S.A. 82.46%
- Rafineria Trzebinia S.A. 17.54%

As at 30 June 2004 shareholders equity of the company amounted to PLN 86,450 thousand.

The company's business activities include production and processing of crude oil. Primary products are road and industrial asphalt as well as other asphalt products. The company intends to develop activity in area of modified and special asphalts, simultaneously keeping its share in road asphalt market.

The number of employees as at 30 June 2004 amounted to 133.

For the first half of year 2004 the company achieved net profit of PLN 3,080 thousand. The sales amounted to PLN 147,363 thousand.

- **ORLEN GAZ Sp. z o.o.**

ORLEN Petrogaz Plock Sp. z o.o. was entered in the Commercial Register on 15 December 1995 (currently the company operates under the name of ORLEN GAZ Sp. z o.o.). Since 16 April 1998 PKN ORLEN S.A. has been the company's sole shareholder. As at 30 June 2004 the share capital of the company amounted to PLN 24,823 thousand, shareholders equity amounted to PLN 55,878 thousand.

The Company's business activities include:

- wholesale trading in LPG, in bulk or in steel cylinders,
- retail sales of gas in containers,
- installation of ductless gas devices,
- supply of LPG to customers,
- design, maintenance and repair of gas installations; organisational and legal supervision over the construction of distribution plants and their subsequent use.

The company's trade activity focuses on following products: propane and propane-butane gas in steel cylinders (11, 30 and 33 kg), 11 kg FP (gas for industrial vehicles), automotive gas sold in retail and wholesale, gas (propane and butane) for domestic, industrial and heating installations (so called Maly Luz and Duzy Luz). Moreover, the company offers domestic, industrial and automotive gas installations. Additionally, the company leases such installations, cylinders and etc.

The number of employees as at 30 June 2004 amounted to 235 people.

During the first half of 2004 the company incurred a loss amounting to PLN 22 thousand. The sales amounted to PLN 196,874 thousand.

- **ORLEN PetroTank Sp. z o.o.**

ORLEN PetroTank Sp. z o. was registered on 9 April 1996. On 23 December 2002 the Company signed agreement with the second shareholder (Tankpol Sp. z o.o.) for cession of 470 shares in ORLEN PetroTank Sp. z o.o., as a result PKN ORLEN S.A. possess 90% share in share capital. The ceded shares were protection of ORLEN PetroTank Sp. z o.o. receivables due from Tankpol Sp. z o.o.

As at 30 June 2004 share capital amounted to PLN 11,750 thousand, shareholders equity amounted to PLN 47,666 thousand.

The company's line of business is the wholesale and sales of fuels, gas and plastics as well as the preparation of Petrygo radiator liquid.

The number of employees as at 30 June 2004 was 161.

As at 30 June 2004 the company incurred a loss of PLN 2,792 thousand, whereas sales amounted to PLN 472,165 thousand.

- **ORLEN PetroProfit Sp. z o.o.**

ORLEN Petroprofit Sp. z o.o. located in Niemce near Lublin was registered on 14 September 1995.

As at 30 June 2004 share capital of the company amounted to PLN 11,500 thousand.

The only shareholder of ORLEN PetroProfit Sp. z o.o. is PKN ORLEN S.A.

The company's shareholders equity as at 30 June 2004 amounted to PLN 29,393 thousand.

The company's business activities comprise of the wholesale and retail of fuels, Petrygo radiator fluid and plastics.

The number of employees as at 30 June 2004 was 61 people. The ORLEN PetroProfit capital group employs 120 people.

The net profit for the 6 month period ended 30 June 2004 amounted to PLN 886 thousand, whereas sales amounted to PLN 205,768 thousand.

- **ORLEN PetroCentrum Sp. z o.o.**

ORLEN PetroCentrum Sp. z o.o. was entered in the Commercial Register on 25 September 1996. The share capital as at 30 June 2004 amounted to PLN 21,000 thousand and was wholly owned by PKN ORLEN S.A. As at 30 June 2004, the shareholders equity amounted to PLN 40,533 thousand.

The company's business activities include wholesale and retail trading of fuels. The main source of income for PetroCentrum Sp. z o.o. is retail of liquid fuels in its own chain and in petrol stations managed by the company.

The number of employees as at 30 June 2004 was 31.

As at 30 June 2004 the company incurred a loss of PLN 326 thousand, whereas sales amounted to PLN 558,517 thousand.

- **Petrolot Sp. z o.o.**

Petrolot Sp. z o.o. was entered in the Commercial Register on 7 January 1997. As at 30 June 2004 the share capital of the company was PLN 20,039 thousand.

The company's shareholders are:

- PKN ORLEN S.A. 51.00%
- PLL LOT S.A. 49.00 %.

As at 30 June 2004 shareholders equity amounted to PLN 52,212 thousand.

The company's basic line of business is sales and distribution of aviation fuel (JET A-1) and aviation petrol. The company's main customer is PLL LOT S.A. The company secures sales of about 60% of JET A-1 fuel produced by the Company. Other company's key customers are the following foreign airlines: Lufthansa, British Airways, Air France, SAS, KLM, Swiss, Alitalia and Polish airlines: White Eagle and Air Polonia. The Poland's entrance to the European Union, opening of the Polish market for foreign airlines and acquiring of new customers such as cheap airlines contributed substantially to an increase in sales revenues.

As at 30 June 2004 the company employed 180 people.

As at 30 June 2004 the net profit was PLN 2,051 thousand, whereas sales amounted to PLN 238,548 thousand.

- **ORLEN PetroZachod Sp. z o.o.**

ORLEN PetroZachod Sp. z o.o. located in Poznan was entered in the Commercial Register on 19 January 1998. As at 30 June 2004 the share capital of ORLEN PetroZachod Sp. z o.o. amounted to PLN 17,749 thousand.

The company's shareholders are:

- PKN ORLEN S.A. 51.83%
- BGW Wielobranzowe Przedsiebiorstwo Handlowe Sp. z o.o. 48.17%

As at 30 June 2004, the shareholders equity amounted to PLN 22,557 thousand.

The Company's business activities include wholesale and retail trading in fuels and plastics.

The number of employees as at 30 June 2004 was 185.

The net profit as at 30 June 2004 amounted to PLN 252 thousand, whereas sales achieved the level of PLN 251,589 thousand.

- **ORLEN Morena Sp. z o.o.**

ORLEN Morena Sp. z o.o. located in Gdansk was entered in the Commercial Register on 10 September 2001. As at 30 June 2004 the share capital of the company was PLN 10,500 thousand. The stake of PKN ORLEN in the share capital of the company amounts to 100%.

As at 30 June 2004, the shareholders equity amounted to PLN 11,771 thousand.

The Company's business activities include wholesale and retail trading in fuels, and logistic services provided by own warehouse base in Slawno for PKN ORLEN.

The number of employees as at 30 June 2004 was 40.

As at 30 June 2004, the company incurred a loss of PLN 187 thousand, whereas sales amounted to PLN 110,670 thousand.

- **Ship - Service S.A.**

Ship-Service S.A. was established in 1991 as a result of privatisation of state owned company SPUP Ship-Service S.A.

In 2002 PKN ORLEN S.A. acquired 24,000 shares of nominal value of PLN 100 each.

As at 30 June 2004 the share capital of the company was PLN 3,943 thousand.

The company's shareholders are:

▪ PKN ORLEN S.A.	60.86%
▪ Malgorzata Bubilek	7.61%
▪ Porta Baltic Service S.A. (official receiver)	4.95%
▪ Brends Sp. z o.o.	4.35%
▪ Other	22.23%

As at 30 June 2004, the shareholders equity amounted to PLN 20,515 thousand.

The company's business activities include distribution of ship fuels within Polish harbours as well as at international market. Additionally, the company offers ship maintenance services in harbours, reloading services, land and sea freight services as well as environment protection services.

The number of employees as at 30 June 2004 was 187. Ship Service S.A. Capital Group employed 203 people.

The company recorded net profit of PLN 143 thousand for the 6 month period ended 30 June 2004. The company's sales amounted to PLN 104,615 thousand.

- **ORLEN Deutschland AG**

ORLEN Deutschland AG, the company which acts under rules of German law, was established as a result of a merger of ORLEN Deutschland GmbH and ORLEN Deutschland Immobilien GmbH. At the same time the share capital was increased from EUR 30 million to the amount of EUR 60 million.

PKN ORLEN S.A. possess 100% of share capital in this entity. As at 30 June 2004 the shareholders equity of the company was EUR 117,252 thousand (PLN 532,580 thousand).

The employment of the company as at 30 June 2004 was 103,5 regular posts.

As at 30 June 2004 the company incurred a loss amounted to EUR 3,829 thousand (PLN 18,115 thousand), whereas sales amounted to EUR 882,056 thousand (PLN 4,173,093 thousand).

- **ORLEN Wir Sp. z o.o.**

ORLEN Wir Sp. z o.o. was registered on 1 October 1999. The share capital of the company as at 30 June 2004 amounted to PLN 1,600 thousand.

The company's shareholders are:

- PKN ORLEN S.A. 51.00%
- Employees 49.00%

As at 30 June 2004, the shareholders equity amounted to PLN 3,830 thousand.

The company's business activity includes providing repair services. The company provides very specific services i.e.: repairs of rotors related to flow and displacement compressors, steam turbines, transmission devices and pumps of all kinds. The company safeguards the continuous work of compressors, turbines and raw material pumps of production installations of Main Plant in Plock.

The number of employees as at 30 June 2004 was 89 people.

The net profit for the 6 month period ended 30 June 2004 amounted to PLN 229 thousand, whereas sales amounted to PLN 3,249 thousand.

- **ORLEN Automatyka Sp. z o.o.**

ORLEN Automatyka Sp. z o.o. was registered on 30 April 1999. The share capital of the company as at 30 June 2004 amounted to PLN 2,400 thousand.

The company's shareholders are:

- PKN ORLEN S.A. 52.42%
- Employees 47.58%

As at 30 June 2004, the shareholders equity amounted to PLN 7,706 thousand.

The company specialises in repair services.

The number of employees as at 30 June 2004 was 245.

The net profit for the first half of the year 2004 amounted to PLN 887 thousand, whereas sales amounted to PLN 10,967 thousand.

- **ORLEN Transport Plock Sp. z o.o.**

ORLEN Transport Plock Sp. z o.o. was entered in the Commercial Register on 23 December 1998 and commenced its operations as a subsidiary of the PKN ORLEN Capital Group on 3 January 1999. The company was established on the basis of the assets of the former Zaklad Transportu Samochodowego Petrochemia Plock S.A.

As at 30 June 2004 the share capital of the company amounted to PLN 26,420 thousand.

The company's shareholders are:

- PKN ORLEN S.A. 97.59%
- Employees 2.41%

As at 30 June 2004, the shareholders equity amounted to PLN 29,300 thousand.

The Company's business activities include:

- sales, service and repair of motor vehicles,
- road transport of passengers and freight,
- wholesale and retail sale of solid, liquid and gas fuels and service fluids for motor vehicles,
- hire of construction machinery and plant together with maintenance services.

The company provides wide range of services: road transport of liquid fuels, glycal and alcohols, road transport of passengers and freight, international freight transport, freight of unusual goods, wheeled cranes services, domestic and international forwarding, sale of heating oil Ekoterm Plus and engine oils (on petrol stations as well), Petrygo and Qal - cooling liquids - preparation and sale, as well as a full range of repair, maintenance and other services for cars, construction vehicles and equipment with its own workshop together with washing stand and service station.

The number of employees as at 30 June 2004 was 248.

The net profit for the period ended 30 June 2004 amounted to PLN 199 thousand, whereas sales amounted to PLN 35,803 thousand.

The company forms a capital group with ORLEN Transport Poznan Sp. z o.o. and ORLEN Transport Warszawa Sp. z o.o.

- **ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.**

ORLEN Transport Kedzierzyn-Kozle Sp. z o.o. was entered in the Commercial Register on 29 May 2000 and commenced its operations as a subsidiary of PKN ORLEN Capital Group on 1 July 2000. The company was established on the basis of the assets of the former Zaklad Transportu Samochodowego. On 24 January 2003 took place the registration of joint capital: as a transfer of assets of Petromot Sp. z o.o. to ORLEN Transport Kedzierzyn Kozle Sp. z o.o. – acquisition.

As at 30 June 2004 the share capital of the company amounted to PLN 5,390 thousand.

The company's shareholders are:

- PKN ORLEN S.A. 89.35%
- Employees 10.65%

In July 2004 PKN ORLEN S.A. contributed in kind in exchange for new shares (9,239 shares at the nominal value of PLN 500). After registration of new shares it will be reflected in an increase of the capital engagement of PKN ORLEN SA from 89,35% to 94,27%.

As at 30 June 2004, the shareholders equity amounted to PLN 5,905 thousand.

The Company's business activities include:

- road transport and freight services,
- passenger transport services,
- sales, service and repair of motor vehicles,
- sale of solid, liquid and gas fuels and derived products
- sale and service of FIAT car models.

The employment of the company as at 30 June 2004 was 109,4 regular posts.

The net loss as at 30 June 2004 amounted to PLN 112 thousand, whereas sales amounted to PLN 11,095 thousand.

- **ORLEN Transport Krakow Sp. z o.o.**

ORLEN Transport Krakow Sp. z o.o. was entered in the Commercial Register on 5 June 2000 and commenced operations as a subsidiary company within the Capital Group PKN ORLEN S.A. on 1 July 2000. The company was established on the basis of the assets of the former Zaklad Transportu Samochodowego.

As at 30 June 2004 the share capital of the company amounted to PLN 12,465 thousand.

The company's shareholders are:

- PKN ORLEN S.A. 98.32%
- Employees 1.68%

As at 30 June 2004, the shareholders equity amounted to PLN 9,874 thousand.

The Company's business activities include:

- domestic and international road transport and freight services,
- passenger transport services,
- sales, service and repair of motor vehicles,
- sale of solid, liquid and gas fuels and derived products.

The number of employees as at 30 June 2004 was 107.

The net loss for the 6 month period ended 30 June 2004 amounted to PLN 452 thousand, whereas sales amounted to PLN 13,558 thousand.

- **ORLEN Transport Lublin Sp. z o.o.**

ORLEN Transport Lublin Sp. z o.o. was entered in the Commercial Register on 9 June 2000 and commenced operations as a subsidiary company within the Capital Group PKN ORLEN S.A. on 1 July 2000. The company was established on the basis of the assets of the former Zaklad Transportu Samochodowego.

As at 30 June 2004 the share capital of the company amounted to PLN 16,174 thousand. The company's shareholders are:

- PKN ORLEN S.A. 98.45%
- Employees 1.55%

As at 30 June 2004 the shareholders equity amounted to PLN 18,627 thousand.

The Company's business activities include:

- domestic and international road transport and freight services,
- passenger transport services,
- sales, service and repair of motor vehicles,
- sale of solid, liquid and gas fuels and derived products.

The company is responsible for continuity of supply for 164 petrol stations owned by PKN ORLEN S.A. and provide transport services by open load-carrying bodies and tanks for third parties. The company sells also spare parts and oils for motor vehicles, besides it provides repair and maintenance services of motor vehicles within service station authorized by Renault.

The number of employees as at 30 June 2004 was 102. The net loss for the first half of 2004 amounted to PLN 892 thousand, whereas sales amounted to PLN 5,854 thousand.

On 29 July 2004 as the consequence of satisfying all the requirements of the deal arranged between PKN ORLEN SA and Nijman Zeetank International Transport shares were taken over. As a result PKN ORLEN SA sold all the possessed shares in ORLEN Transport Lublin Sp. z o.o.

- **ORLEN Transport Olsztyn Sp. z o.o.**

ORLEN Transport Olsztyn Sp. z o.o. was entered in the Commercial Register on 29 May 2000 and commenced operations as a subsidiary company within the Capital Group of PKN ORLEN S.A. on 1 July 2000. The company was established on the basis of the assets of the former Zaklad Transportu Samochodowego.

As at 30 June 2004 the share capital of the company amounted to PLN 8,464 thousand. The company's shareholders are:

- PKN ORLEN S.A. 94.82%
- Employees 5.18%

As at 30 June 2004, the shareholders equity amounted to PLN 9,858 thousand.

The Company's business activities include:

- road transport and freight services,
- passenger transport services,
- sales, service and repair of motor vehicles,
- sale of solid, liquid and gas fuels and derived products.

The number of employees as at 30 June 2004 was 75. The net loss for the first half of the year 2004 amounted to PLN 89 thousand, whereas sales amounted to PLN 8,060 thousand.

- **ORLEN Transport Nowa Sol Sp. z o.o.**

ORLEN Transport Nowa Sol Sp. z o.o. was entered in the Commercial Register on 9 June 2000 and commenced operations as a subsidiary company within the Capital Group of PKN ORLEN S.A. on 1 July 2000. The company was established on the basis of the assets of the former Zaklad Transportu Samochodowego.

As at 30 June 2004 the share capital of the company amounted to PLN 10,091 thousand. The company's shareholders are:

- PKN ORLEN S.A. 96.75%
- Employees 3.25%

As at 30 June 2004, the shareholders equity amounted to PLN 17,832 thousand.

The Company's business activities include:

- road transport and freight services,
- passenger transport services,
- sales, service and repair of motor vehicles,
- sale of solid, liquid and gas fuels and derived products.

The number of employees as at 30 June 2004 was 123. The net profit as at 30 June 2004 amounted to PLN 213 thousand, whereas sales amounted to PLN 9,437 thousand.

- **ORLEN Transport Slupsk Sp. z o.o.**

ORLEN Transport Slupsk Sp. z o.o. was entered in the Commercial Register on 23 June 2000 and commenced its operations as a subsidiary within the Capital Group of PKN ORLEN S.A. on 1 July 2000. The company was established on the basis of the assets of the former Zaklad Transportu Samochodowego.

As at 30 June 2004 the share capital of the company amounted to PLN 8,644 thousand. The company's shareholders are:

- PKN ORLEN S.A. 97.06%
- Employees 2.94%

As at 30 June 2004, the shareholders equity of the company amounted to PLN 11,981 thousand.

The Company's business activities include:

- road transport and freight services,
- passenger transport services,
- sales, service and repair of motor vehicles,
- sale of solid, liquid and gas fuels and derived products.

The number of regular posts as at 30 June 2004 was 83,5. The net profit for the 6 month period ended 30 June 2004 amounted to PLN 12 thousand, whereas sales amounted to PLN 10,255 thousand.

- **ORLEN Transport Szczecin Sp. z o.o.**

ORLEN Transport Szczecin Sp. z o.o. was entered in the Commercial Register on 15 June 2000 and commenced its operations as a subsidiary within the Capital Group of PKN ORLEN S.A. on 1 July 2000. The company was established on the basis of the assets of the former Zaklad Transportu Samochodowego.

As at 30 June 2004 the share capital of the company amounted to PLN 3,424 thousand. The company's shareholders are:

- PKN ORLEN S.A. 99.56%
- Employees 0.44%

As at 30 June 2004 the shareholders equity amounted to PLN 3,737 thousand.

The Company's business activities include:

- road transport and freight services,
- passenger transport services,
- sales, service and repair of motor vehicles,
- sale of solid, liquid and gas fuels and derived products.

The number of employees as at 30 June 2004 was 41. The net loss for the first half of 2004 amounted to PLN 183 thousand, whereas sales amounted to PLN 2,211 thousand.

- **ORLEN KolTrans Sp. z o.o.**

ORLEN KolTrans Sp. z o.o. was entered in the Commercial Register on 13 December 2000 and commenced operations as a subsidiary company within the . Capital Group of PKN ORLEN S.A at the beginning of 2001.

The company took over from PKN ORLEN full range of activity conducted by department of tankers expedition of Dominant Company relating to tankers expedition, as well as a sewage plant and workshop.

As at 30 June 2004 the share capital of the company amounted to PLN 40,859 thousand.

The company's shareholders are:

PKN ORLEN S.A.	99.85%
Employees	0.15%

The company's business activities include the railroad servicing of loading and reloading points as well as transport of the Dominant Company's products.

As at 30 June 2004, the shareholders equity amounted to PLN 42,393 thousand.

The number of employees as at 30 June 2004 was 41.

The net profit for the 6 month period ended 30 June 2004 amounted to PLN 704 thousand, whereas sales amounted to PLN 13,540 thousand.

- **ORLEN Medica Sp. z o.o.**

ORLEN Medica Sp. z o.o. was registered on 24 November 1997. On 30 June 2004 the share capital amounted to PLN 13,273 thousand. PKN ORLEN is the sole shareholder of the company.

The company provides health-care services solely on domestic market. The services are provided to the employees of PKN ORLEN and employees of other companies of the Capital Group (labour medicine) as well as to their families in relation to both basic and specialist health care, based on the agreements concluded with the National Health Fund.

As at 30 June 2004, the shareholders equity amounted to PLN 14,108 thousand.

The number of employees as at 30 June 2004 was 108.

The net profit as at 30 June 2004 amounted to PLN 184 thousand, whereas sales amounted to PLN 7,697 thousand.

- **ORLEN Projekt S.A.**

ORLEN Projekt S.A. was registered on 28 May 1998. As at 30 June 2004 the share capital amounted to PLN 1,500 thousand. The company's shareholders are:

- PKN ORLEN S.A. 51.00%
- Employees 49.00%

The company is involved in the provision of design services in refining and petrochemical branch.

As at 30 June 2004 the shareholders equity amounted to PLN 12,491 thousand.

The number of employees as at 30 June 2004 was 181.

The net profit for the first half of 2004 amounted to PLN 155 thousand, whereas sales amounted to PLN 8,431 thousand.

- **Petrotel Sp. z o.o.**

Petrotel Sp. z o.o. was entered in the Commercial Register on 14 August 1997. As at 30 June 2004 the company's share capital amounted to PLN 8,200 thousand.

The company's shareholders are:

- PKN ORLEN S.A. 88.80%
- Employees 11.20%

The company provides telecommunication services.

As at 30 June 2004 the shareholders equity amounted to PLN 29,839 thousand.

The number of employees as at 30 June 2004 was 109.

The net profit as at 30 June 2004 amounted to PLN 2,733 thousand, whereas sales amounted to PLN 15,807 thousand.

- **Zaklad Budowy Aparatury S.A.**

Zaklad Budowy Aparatury S.A. was entered in the Commercial Register on 27 October 1998. As at 30 June 2004, the company's share capital amounted to PLN 18 million.

The company's shareholders are:

- PKN ORLEN S.A. 96.57%
- Employees 3.43%

The Company's business activities include:

- production of chemical equipment (e.g. compressors) and similar products,
- renovation and repair of instrumentation,
- design of construction documentation for instrumentation and appliances.

As at 30 June 2004 the shareholders equity amounted to PLN 17,906 thousand.

The number of employees as at 30 June 2004 was 248.

The net loss as at 30 June 2004 amounted to PLN 1,113 thousand, whereas sales amounted to PLN 7,236 thousand.

- **ORLEN Powiernik Sp. z o.o.**

ORLEN Powiernik Sp. z o.o. was registered on 19 July 2000. As at 30 June 2004 the company's share capital amounted to PLN 25 thousand. PKN ORLEN S.A. is the company's sole shareholder.

The company is involved in providing depositary services for PKN ORLEN S.A. in relation with the implementation of the Management Motivation Programme.

As at 30 June 2004 the shareholders equity amounted to PLN 2,454 thousand.

The number of employees as at 30 June 2004 remained unchanged and amounted to 2 people.

The net profit as at 30 June 2004 amounted to PLN 2,359 thousand, whereas sales revenues amounted to PLN 30 thousand.

The company realized the management motivation programme and now does not run any core activity. There were not any formal suspension of its economic activity.

- **ORLEN Budonaft Sp. z o.o.**

ORLEN Budonaft Sp. z o.o was registered on 2 January 1997. PKN ORLEN S.A. is the sole shareholder in the company. As at 30 June 2004 the share capital amounted to PLN 3,795 thousand.

The company is involved in providing construction and modernization services for retail stations.

As at 30 June 2004 the shareholders equity amounted to PLN 1,271 thousand. The number of employees as at 30 June 2004 was 187.

The net loss for the first half of 2004 amounted to PLN 479 thousand, whereas sales amounted to PLN 11,693 thousand.

- **ORLEN Laboratorium Sp. z o.o.**

ORLEN Laboratorium Sp. z o.o. was registered on 13 February 2003.

The company's shareholders are:

- PKN ORLEN S.A. 94.94%
- Employees 5.06%

As at 30 June 2004 the share capital amounted to PLN 9,915 thousand.

ORLEN Laboratorium specializes in providing laboratory and research services, as well as expertises and analyses.

As at 30 June 2004 the shareholders equity amounted to PLN 7,614 thousand. The number of employees as at 30 June 2004 was 343.

The net profit for the first half of the year 2004 amounted to PLN 1,215 thousand, whereas sales amounted to PLN 19,417 thousand.

1.3.2 Joint venture company accounted for under equity method

-

- **Basell Orlen Polyolefins Sp. z o.o.**

On 30 September 2002 PKN ORLEN SA and Basell Europe Holdings B.V. signed with Basell Orlen Polyolofins Sp. z o.o. the joint venture agreement.

The shareholders are:

- PKN ORLEN S.A. 50%
- Basell Europe Holdings B.V. 50%

As at 30 June 2004 the share capital amounted to PLN 907,398 thousand.

At the end of the first half year of 2004 the shareholders equity was PLN 981,166 thousand.

The company is engaged in production of plastics and the wholesale of chemical products. Initially, the company will be using installations brought by PKN ORLEN (the polyethylene production plant with production capacities reaching 150 thousand tons per year and the polypropylene production plant with production capacities of 140 thousand per year). One of the company's purposes is to build a polypropylene production plant with capacity of 400 thousand tons per year and a high density polyethylene production plant with capacity of 320 thousand tons per year. Commencing of the production in the new plants is planned at the beginning of 2005.

The number of employees as at 30 June 2004 was 381.

The net profit as at 30 June 2004 amounted to PLN 35,730 thousand, whereas sales amounted to PLN 480,133 thousand.

Until the completion of construction of new installation (NPP), there will be two production lines LDPE and two PP production lines in motion, which were contributed by PKN ORLEN S.A. After setting in motion of NPP, three out of four old installations will be closed, but new capacities will allow the company to increase production from 290 thousand tonnes to 830 thousand tons.

It is assumed that the main sources of financing NPP will be: internal financing (cash from operating activities) and external financing (loan – BOP has signed a loan agreement with a bank consortium belonging to Societe General).

NPP has been entitled 'European Transaction of the Year in the Petrochemical Industry' by Project Finance Magazine. This event proves the importance and complexity of the project and the level of engagement of people working on it.

1.3.3 Consolidated associated companies

Consolidated directly associated entities belonging to the Dominant Company within PKN ORLEN SA Capital Group are:

- **Naftoport Sp. z o.o.**

Naftoport Sp. z o.o. is the largest operator of reloading facilities of crude oil imported by sea. It was registered on 17 July 1991. As at 30 June 2004 the share capital of the company amounted to PLN 45,942 thousand.

The company's shareholders are:

▪ PKN ORLEN S.A.	48.71%
▪ Rafineria Gdanska S.A.	25.64%
▪ PERN S.A.	17.95%
▪ „PORT POLNOCNY" Sp. z o.o.	3.85%
▪ J&S SERVICE AND INVESTMENT Ltd.	3.85%

As at 30 June 2004 the shareholders equity amounted to PLN 100,175 thousand.

The company focuses on reloading of crude oil and oil products for Polish refineries as well as assurance of reloading guarantees for Mider Refinery. Naftoport's reloading capacity amounts to 23 million tons a year.

The net profit for the first half of 2004 amounted to PLN 16,588 thousand, whereas sales amounted to PLN 39,869 thousand.

- **Flexpol Sp. z o.o.**

Flexpol Sp. z o.o. was entered in the Commercial Register on 3 January 2000. As at 30 June 2004 the share capital of the company was PLN 12 million. The company's shareholders are:

▪ PKN ORLEN S.A.	40%
▪ ZML Kety S.A.	60%

Flexpol Sp. z o.o. is involved in the production of foil.

As at 30 June 2004 the shareholders equity amounted to PLN 16,304 thousand, and the company employed 117 people.

The net profit as at 30 June 2004 amounted to PLN 1,290 thousand, whereas sales amounted to PLN 42,545 thousand.

On 28 July 2004 PKN ORLEN SA sold all the possessed shares of Flexpol Sp. z o.o. in favour of PPH Gasior Sp. z o.o.

- **Chemiepetrol GmbH**

Chemiepetrol GmbH was established on 1 January 1984. PKN ORLEN purchased shares in the company on 28 April 1993. As at 30 June 2004 the share capital of the company amounted to EUR 51.1 thousand (PLN 232 thousand).

The company's shareholders are:

- PKN ORLEN S.A. 20%
- CIECH S.A. 60%
- Jurgen Kleiner 20%

The company's business activities include trading and agency services in all types of goods, in particular trade in chemical products on foreign markets.

As at 30 June 2004 the shareholders equity amounted to EUR 722.1 thousand (PLN 3,280 thousand).

The number of employees as at 30 June 2004 was 9 people.

The net loss as at 30 June 2004 amounted to EUR 75 thousand (PLN 354 thousand), whereas sales amounted to EUR 3,374 thousand (PLN 15,961 thousand).

1.3.4 Unconsolidated company of significant importance for the Capital Group – Polkomtel SA

The company was established on 19 December 1995. As at 30 June 2004 the company's share capital amounted to PLN 2,050 million. As at that date, PKN ORLEN possessed 19.61% of the share capital of the total value of PLN 436,495 thousand and the same percentage of votes on the General Shareholders Meeting.

Since 23 February 1996 Polkomtel S.A. has been one of the three entities which have a licence for the development of a GSM mobile telephony network (Systems GSM 900 and DCS 1800). On 1 October 1996 the company commenced its commercial activity in Warsaw under the trade name of "Plus GSM".

As at 30 June 2004 Plus GSM reached average market share of 32.2%, calculated according to revenues. The country area network coverage of Plus GSM amounted to 97.00%. There are estimations that this area is inhabited by 99.01% of Polish population.

The company's shareholders are:

- PKN ORLEN S.A. 19.61%
- KGHM Polska Miedz S.A. 19.61%
- TDC Mobile International A/S 19.61%
- Vodafone Americas Asia, Inc. 19.61%
- Polskie Sieci Elektroenergetyczne S.A. 16.05%
- Weglokoks S.A. 4.00%
- Tel-Energo S.A. 1.01%
- Tel Bank S.A. 0.50%

The company's business activities include:

- design, installation, operation, and management of a GSM system,
- mobile telephony services,
- sales of GSM Systems-related products and services.

The net profit as at 30 June 2004 amounted to PLN 427,660 thousand, whereas sales amounted to PLN 2,686,901 thousand.

Since 20 December 2000 the Company has had a licence for the provision of the third generation UMTS mobile telephony services. The main directions of the company's operations in 2004 are directed to utilize new opportunities arising from application of new technologies, to keep clients and to adapt the company to new legal regulations.

II. CHANGES IN ORGANISATION AND MANAGEMENT OF CAPITAL GROUP COMPANIES AND IMPACT OF EXTERNAL AND INTERNAL FACTORS ON OPERATIONS OF CAPITAL GROUP

Currently in force organizational and legal acts within the Framework Organizational Rules and Regulations of PKN ORLEN were approved by the Management Board on 18 June 2002. According to the Regulations, organisational structure of PKN ORLEN consists of Head Offices in Plock and Warsaw, Production Department in Plock and 12 Regional Organizational Units in Bialystok, Gdansk, Katowice, Krakow, Lublin, Nowa Wies Wielka, Plock, Poznan, Rzeszow, Szczecin, Warszawa and Wroclaw having the status of an employer within the meaning of Art. 3 of the Labour Code. Regional Organizational Units (Regions) are composed of Regional Wholesale and Logistics Offices, Regional Retail Trade Offices, Regional Investment and Maintenance Offices, Regional Financial Offices and Financial Offices. In relation to the continuous development of the Company and increase in efficiency of activities of individual organizational units, analytical works concerning possible modification of management rules currently in force have been launched.

The Supervisory Board of PKN ORLEN decided to extend the number of the Members of the Management Board from 5 to 6. On 1 June 2004 the Management Board of the Company took a decision on change of the Framework Organizational Rules and Regulations of the Company by the change of responsibilities of Members of the Management Board:

President of the Management Board – General Director,

Vice-President of the Management Board, Wholesale and Logistics,

Vice-President of the Management Board, Chief Financial Officer

Vice-President of the Management Board, Human Resources and Management Systems Director,

Vice-President of the Management Board, Strategy and Capital Investments,

Member of the Management Board, Retail Sale and Marketing.

The composition of Reporting Directors was also extended. Following position were created: Director of Control and Security Office, Director of UNIPETROL Holding Integration, Director of Production's Alliances and Alternative Energy Sources and Director of Margin Optimization.

During the 6 month period ended 30 June 2004 the preparation of the new concept of segment management of the Dominant Company was launched. It was based on international standards applied in international fuel companies, by working out a new organization structure adjusted to the requirements of the realization of the strategy of development and increase in value of PKN ORLEN S.A.

During the 6 month period ended 30 June 2004 the new project was set up. The aim of this project is to work out and to standardize procedures of purchase and investment in fuel station effective in the Company. It will enable to introduce a significant mechanism of hedging risk in the operation activities.

During the period from 1 January 2004 to 30 June 2004 intensive activities were taken in connection with realization of following projects: value based management and comprehensive operational cost cutting programme. They covered all the business areas of PKN ORLEN S.A.

In the 6 month period ended 30 June 2004 PKN ORLEN S.A. started numerous activities connected with organizational changes in PKN ORLEN Capital Group:

- **Disinvestment process**
  - in transportation companies:
    - establishment of the branch group with ORLEN Transport Plock Sp. z o.o. as a dominant company by purchase of shares of two transportation companies in Warsaw and Poznan; the completion of consolidation process is planned for the end of 2004,
    - disposal of shares of ORLEN Transport Lublin Sp. z o.o. to the external investor,
    - there is also work in progress on disposal of successive transportation companies; management buyout or disposal to an external investor are considered,
  - in maintenance companies :
    - disposal of eight maintenance companies within the privatization process and management buyout (as a form of privatization approved by employees of privatizing companies) were completed,
    - the solid branch group with Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. as a dominant company was set up by purchasing five service companies, what guarantees the stable performance of these entities without participation of external investors,
  - in resting companies:
    - disposal of four companies is in process: DW Mazowsze Sp. z o.o., ZW Mazowsze Sp. z o.o., SAMRELAKS Machocice Sp. z o.o. oraz ZAWITAJ Swinoujscie Sp. z o.o. The assumed ways of disinvestment process is either management buyout or sale to external investors. The completion of the process is planned for 4 quarter of 2004.

- **Consolidation process**
  - in strategic entities – distributors, so-called RMO (Regional Market Operators) - the strategy assumes repurchase of shares and stakes from minority shareholders, in order to reach extensive control over these entities. The increased control by PKN ORLEN S.A. will enable the realization of own employment policy in those companies. After completion of this process the company will held 100% shares in those companies operating as Regional Market Operators. The increase in the capital employed will enable to lead the restructuring process in accordance with the Company's policy. The process will aim be aiming at separating the companies' assets related to wholesale, retail sale and logistics and then integrating them within PKN ORLEN S.A.. These activities aim to achieve synergy effects through optimal management of wholesale fuel trade.

- **Anwil, IKS, ORLEN GAZ, ORLEN ASFALT, Basell Orlen Pololefins**
  - These companies conduct wide-range investment projects, which will result in improvement on the companies functioning in the strong competition market and will contribute to an increase in value of the capital group PKN ORLEN.

Except the above mentioned changes completed during the 6 month period ended 30 June 2004, there are also important external factors having an impact on the activity and on the results of Capital Group as well as internal actions, undertaken in order to ensure high economic efficiency.

The most important external factors having an impact on the results of Capital Group are the following ones:

- **Economic growth**

An increase in GDP in the first half of the year 2004 amounted to 6.5%. An increase in GDP was mainly influenced by an increase in domestic demand and general consumption. In the first half of the year 2004 the domestic demand increased by 5.4% and the general consumption by 3.4% (including an individual consumption's increase by 3.9%). A fast rate of the economic growth in Poland may have a positive influence on the increase of the consumption of liquid fuels.

- **Unemployment rate increase**

At the end of June 2004 the unemployment rate was slightly lower than at the end of first half of the year 2003. The unemployment rate at the end of June 2003 amounted to 19.7% compared with 19.5% at the end of June 2004. The high unemployment rate is a factor that limits domestic demand and influences negatively the sale of Capital Group products.

- **Inflation**

The data delivered by the Central Statistics Office (CSO) show, that the average price of consumption goods and services increase in the first half of the year 2004 was lower than in the first half of the year 2003 (2.6% compared with 0.9%).

- **Crude oil prices, refinery products and margins**

Changes in crude oil prices as well as huge fluctuations in prices of finished goods on the world markets, result in significant variations in margins received by PKN ORLEN SA and the refineries being part of the Capital Group. During the 6 month period ended 30 June 2004 there were large fluctuations in crude oil prices. The average price of Brent barrel increased in comparison to the first half of the year 2003 by 17.1% to the level of 33.69 USD/bbl. Additionally during the 6 month period ended 30 June 2004 a huge increase in margins on gasoline and diesel oil,

what influenced positively the results of the Group. Margins on gasoline increased by 48.8% to the level of 122.60 USD/ton, on diesel oil by 1.2% to the level of 72.32 USD/ton. Margins on Ekoterm fell by 2.5% to the level of 46.53 USD/ton. Simultaneously an increase in refinery margins by 33.0% to the level of 4.80 USD/bbl was observed (according to PVM publications).

- **Fluctuation of foreign exchange rate**

The exchange rate fluctuations have significant impact on sales revenue and results of the

Company (in connection with adjusting fuel prices on the basis of the import parity), costs of crude oil and other raw materials as well as financial costs related to the debt denominated in foreign currencies. Purchases of crude oil and other raw materials realised by the Company are denominated in USD and EUR, although the majority of revenues are realized in PLN. As a result of the above trends, changes in the exchange rate of PLN against foreign currencies have a significant impact on the results achieved by the Capital Group. The average annual exchange rate of USD remained at nearly the same level in the 6 month period ended 30 June 2004 compared with the 6 month period ended 30 June 2003 (calculated as an arithmetical average of daily exchange rates of the National Bank of Poland within the period from 1 January to 30 June). Simultaneously, the EUR exchange rate increased by 10.8% to the level of PLN 4.73.

- **Changes in fiscal policy and current law regulations**

In 2003 corporate income tax rate amounted to 27% however in 2004 corporate tax rate decreased to 19%. The lower level of the tax rate influences positively the net results of the Capital Group. Changes in excise tax and VAT regulations resulting from Poland's accession to the European Union have also a significant impact on economic performance of the Group.

Fiscal policy concentrates on the extension of the subject range and an increase in excise tax rate on crude oil products. In the conditions of increase in raw material prices this is an additional barrier which limits the possibility of transfer of operating costs to selling prices of products.

- **Mandatory reserves**

In connection with the duties, resulting from the membership in the European Union, Poland is compelled to reach the level of 90-days mandatory reserves of fuels, constituting the assurance of the energetic safety for the country. As a consequence, the producers and importers of fuels have been obliged to create the mandatory reserves. The current schedule of creation reserves of liquid fuels is specified in the Decree dated at 14 June 2002, implemented on 1 July 2002. The reserves are created on the basis of production and import quantities, realized by a company in the previous year, less export. In 1999 and each of the following years the level of mandatory reserves required increases by further 2% in order to reach the level of 76 days of production or imports of the entity as at the end of 2008. Moreover the Ministry of Economy is responsible for setting of economic liquid fuel reserves in quantity equal to 14 day fuel consumption in a certain year. This responsibility can be transferred to PKN ORLEN S.A.

The Dominant Company builds and maintains mandatory reserves of fuels (gasoline, diesel oil, Ekoterm) and crude oil (according to the Decree PKN ORLEN S.A. has a permission to create up to 80% of mandatory reserves in crude oil).

Mandatory reserves are stored first of all in the Underground Warehouses for Crude Oil and Fuels in IKS 'Solino' S.A., own warehouses located in the whole country as well as those belonging to the company Naftobazy Sp. z o.o. The cost of underground storage of crude oil and fuels is significantly lower than in case of overground warehouses.

- **Increase in car sales**

During the 6 month period ended 30 June 2004 higher demand on the domestic car market was observed. According to companies analysing the motor market, new car sales during the 6 month period ended 30 June 2004 increased by about 12.5% to the level of over 192 thousand cars in comparison to the first half of the previous year. In May and June 2004 an increase in used car import was observed. It was connected with the legal regulations resulting from Poland's accession to the European Union. An increase in sales of new cars influences favourably a rise in fuel consumption in Poland.

- **Domestic fuel consumption**

An estimated domestic fuel consumption (fuel, diesel oil and light heating oil) based on data from Nafta Polska S.A. in the 6 month period ended 30 June 2004 amounted to 6,110 thousand tons, which constituted an increase by 8% compared with consumption observed in the same period of 2003.

- **Customs regulations**

Abolishment of restrictions in customs regulations on Polish saltpetre in the European Union after 1 May 2004 and abolishment of antidumping customs duty on fertilizers from ZA Pulawy to the European Union – impacted on an increase in export, which caused that the price competition with the biggest competitor was not so big (lower quantity of saltpetre from Pulawy were directed on the domestic market).

Thanks to the product diversification and abolishment of customs restrictions, ANWIL SA will be able to allocate its fertilizers easier on the European markets.

The following internal factors influenced the results achieved by Capital Group of PKN ORLEN S.A. during 6 month period ended 30 June 2004:

- **Loyalty programs development in the Dominant Company**

VITAY program is a loyalty scheme designed for the individual clients visiting ORLEN fuel stations on the regular basis. VITAY was implemented on 14 February 2001. Until 30 June 2004 VITAY has gained over 4.8 million of participants and was introduced in 1,559 fuel stations, including 1,309 own station, 215 patronage stations and 35 franchise outlets.

The clients, while purchasing under the program conditions are granted VITAY points, which can be traded later in petrol or VITAY gifts.

The Dominant Company's offer for enterprises possessing their own means of transportation is called FLOTA POLSKA. At the end of June 2004 it was implemented in case of 4,500 fleets. Fuel Fleet Cards are designed for clients that wish to take part in user friendly and financially beneficial system of fuelling and basic car service.

- **Investment program in the Dominant Company**

The increase of the Dominant Company effectiveness during the 6 month period ended 30 June 2004 was to a great extent the consequence of investment processes in such areas as production and marketing:

- Desulphurisation of Cracking Fuel Installation (OBK), the aim of this investment is to decrease of unit costs of petrol production containing sulphur < 50 ppm and enable production of non-sulphur petrol (containing sulphur < 10 ppm),
- Hydrogen Recycling Installation, the aim of this investment is to optimise the economy of streams of hydroforming of refinery and petrochemical origin in the Production Plant in Plock,
- Intensification of installation of Olefin II to the level of 700 thousand ton ethylene/year, this will enable an increase in production of ethylene, propylene and butadiene – raw materials for domestic chemical sector,
- Decisions to establish companies for:

  Building and exploitation of installation of Ethylobenzene in the Production Plant in Plock;

  Building and exploitation of combustion of production waste material in the Production Plant in Plock
- Warehouses – in the frame of optimisation process of logistic network a gradual modernisation of storage basis is being proceeded which will enable to lower distribution costs, to adjust storage basis to the strictest environment requirements and to increase the technical security of exploitation.
- Biofuel – investments of usage bio-fuel to fuels in Production Plant and Storage Basis. An investment of usage bio-components to diesel oil in the Production Plant is in progress.

- **Optimisation projects in the Dominant Company**

Implemented Profit Increase Program (PIP) and PIMS used for optimization of production process, bring measurable effects in reduction of costs. Cooperation with the company Shell Global Solutions will result in installations' production time optimisation and in a decrease of maintenance costs. The program will ensure the unification of risk management methodology within the whole Production Plant and will contribute to the improvement of production installation work. Currently the program is in the phase of implementation of procedures and practice worked out in the cooperation with consultants in all the aspects of the maintenance economy. During the implementation the basic tool of the risk management in the Production Plant in Plock was created.

- **Risk Management System in the Dominant Company**

The Dominant Company initiated in the first quarter of 2004 the implementation of market risk management and decided to implement management of hedge transactions supporting system. The works on implementation of Measurement and

Risk Analysis System based on Cash Flow at Risk methodology came into the last stage. The system enables quantification of the profit exposed to risk and investigation of influence of hedge transaction on the Company results. In order to formalize the risk management process relevant procedures were implemented and the Risk Committee was set up to control the PKN ORLEN's exposure to risk and to take decisions on concluding hedging transactions.

- **Consolidation of lubricant assets**

On 1 July 2004 the Dominant Company signed an agreement on disposal of property constituting an integral part of the company functioning in the structure of PKN ORLEN S.A. as the Lubricant Department. The purchaser of the mentioned property is ORLEN Oil Sp. z o.o. located in Krakow. The above deal represents a further step in the restructuring process carried out by PKN ORLEN S.A.. The project's aim is to consolidate the production and sale of engine oils and lubricants in the PKN ORLEN Capital Group. It is also a further stage in the process of integrating the production of base oils and the production and sale of finished products such as engine oils and lubricants.

On 18 August 2004 the so far initial capital of ORLEN Oil at the value of PLN 43,558 thousand was increased by PLN 31,535 thousand it means to the amount of PLN 75,093 thousand. Stakes in the increased capital were covered by cash by PKN ORLEN S.A.

After the capital increase in the company ORLEN Oil, the stake of PKN ORLEN S.A. in the capital increased from 9% to 47.2%. The remaining stakes are possessed by Rafineria Trzebiania S.A. (43.8%), Rafineria Nafty Jedlicze S.A. (4.5%), Rafineria Czechowice S.A. (4.5%). The aim of capital increase is to gain financial resources for financing acquisition of property incorporated in Lubricant Department of PKN ORLEN S.A. The undertaken steps aims to realize a strategy of consolidation lubricant assets of PKN ORLEN around ORLEN Oil to create a uniform centre to manage oil business segment in PKN ORLEN S.A.

- **Implementation of efficiency plans in the Dominant Company**

At the end of 2002, the Company's Management Board decided to implement two significant efficiency plans during the period 2003-2005 – value based management system and a comprehensive operational cost cutting programme. The first plan will allow the Company to introduce modern management methods, make optimal decisions and improve managers' qualifications, which will contribute to an increase of the Company's value and improve the shareholders' perception of the Company. The second plan will ensure a decrease in a significant part of operating costs in all the areas of the Company's activities. Detailed description of these programs is covered by the chapter V of the financial statements.

- **Restructuring Program of Rafineria Nafty Jedlicze S.A.**

Continuation of restructuring program of the company and subsidiaries of Capital Group RN Jedlicze S.A. will enable to increase obtained effects in the area of optimization of own costs and external services. The further activities to intensify technological discipline and to implement new projects on costs of raw material and energy costs optimization are conducted. Activities aiming at increasing sales of own fuels and wholesale will be intensified.

III. CURRENT AND PROJECTED FINANCIAL POSITION OF THE CAPITAL GROUP

3.1 PRODUCTION

The volume of crude oil processed in the first half of 2004 amounted to PLN 5,956 thousand ton and was lower by 1.2% in comparison to previous year. Improvement of hydrocracking ("HK") installation performed in previous year allowed increasing throughput of white products to the level of 81.18% (in the first half 2003 throughput amounted to 79.83%).

The most important events within production activity were:

- in February an agreement with UHDE Edeleanu was signed, which is a contractor for technical project - installation of Desulphurisation of Cracking Fuel. Launching of installation is planned at the turn of 2005 / 2006,
- prospects of introduction in Poland restricted norms for finished motor fuel and decreasing the content of sulphur to the level of 50 ppm since 1 January 2005 has caused necessity of conduction an industrial test conduction with desulphurisation of cracking fuel on Reforming NHT knot. Favourable results of this test will allow for production of fuel in compliance with the European Union requirements since 2005 in spite of lack of OBK,
- prospects of introduction of restricted norms for finished diesel oil and, connected with that decreasing the content of sulphur, has caused necessity of inventory exchange in storage bases. In relation to that since 1 June there was a production of City Diesel Oil was launched, with content of sulphur amounting to 10 ppm. Since 5 July 2004 the Company is ready for production of Diesel Oil Ekodiesel Ultra with content of sulphur amounting to 10 ppm,
- energy initiation of KPRKO programme (Comprehensive Operational Cost Cutting Programme) was implemented; the initiation consists of production of additional quantity of electric energy by an effective use of a low pressure street steam in thermal-electric power station,
- in July an initiation of Profit Improvement Programme – PIP was implemented (realized in cooperation with KBC in years 1999-2002) concerning directing of slop wax (until now returned to the process) to vacuum gas oil fraction (VGO) on HOG installation. This solution allowed to increase of desulfurizated charge to the FCC 2 installation, which caused significant decrease of sulphur in cracking fuel.

3.2 INFORMATION CONCERNING THE BASIC PRODUCTS AND SERVICES AS WELL AS SALES

MARKET AND SUPPLY SOURCES FOR COMPANIES OF THE CAPITAL GROUP

Information concerning the basic products and services as well as sales market and supply sources for the Capital Group are presented further in the Additional Information.

3.3 FINANCIAL RESOURCES MANAGEMENT

During the 6 month period ended 30 June 2004 net financial indebtedness of the Capital Group decreased significantly. Net financial debt to equity ratio (calculated as loans, borrowings and debt securities less cash and other financial assets to equity) decreased from the level of 35.4% as at the end of first half of 2003 to the level of 12.2% as at the end of first half of 2004, what indicates the increased potential of financial funds to be obtained. The structure of financial liabilities in relation to their maturity and as well as to currency in which indebtedness is denominated is positively perceived by the external financial institutions.

During the 6 month period ended 30 June 2004 net financial indebtedness of the Dominant Company decreased significantly. Net financial debt to equity ratio decreased from the level of 35.7% as at the end of first half of 2003 to the level of 13.5% as at the end of first half of 2004.

Share of credits and loans in the Dominant Company:	30 June 2003	30 June 2004
Long term	0%	92%
Short term	100%	8%
in USD	36%	47%
in EUR	15%	45%
in PLN	49%	8%

In the 6 month period ended 30 June 2004 the Dominant Company used terminable part of the consortium loan of the long term type obtained from the foreign market and in small part benefited from short term credits, both reducing loans and loans on current accounts, provided by domestic banks, issued short term debt securities within the security issuance programme. Revolving part of the consortium loan is still available for use.

The Company pays a great attention to the efficient cash-flows management within its accounts. Since February 2001 a system of financial resources concentration for the whole Capital Group has been in operation. At the end of June 2004 there are 13 companies of the Capital Group active in the automatic system, whereas the whole Capital Group achieves measurable financial gains from optimisation of its current liquidity.

Taking into account the possibility of limiting bank charges and improvement of so far organization of bank services and, in the sequence, including companies within the Capital Group to the same bank service and decentralisation of resources management, the Dominant Company performed reorganisation of its cooperation with banks. As the result of the tender action on the current bank service very favourable prices for bank services were obtained. Five banks with the highest credibility and equity were chosen for complex service providers; the banks have great experience in managing cash on Polish and foreign markets. The integration and improvement of bank service conditions for particular companies from the Group will be the next step of reorganization.

Financial results of PKN ORLEN S.A. might fluctuate due to the change of market factors, and in particular due to fluctuations of quotation of products, foreign exchange rates and interests rates. The superior aim of the Company in relation to the market risk management is to keep changes in cash flows related to its statutory activity within the limits. The Dominant Company manages the risk on which it is exposed, limits changes in future cash flows and limits the potential economic losses occurring as the result of events which may have negative influence on the result or going concern. Policy and strategy of derivative instruments' usage is described and monitored by the Management Board of PKN ORLEN.

In case of exposure USD/PLN there is a natural hedge existing which means that the exchange rate risk

resulting from oil crude purchase is balanced by revenues from sale of products for which price depends on USD/PLN rate. Besides, in the first half of 2004 swap transactions closed in 2003 were realised, what stabilized cash flows in EUR from sale of petrochemical products which were closed back in 2003. Expiration of the above transactions is forecasted for 2006.

In the first half of 2004 the Dominant Company started to apply hedge accounting to better protect itself from the market risk and decided to introduce a system supporting managing of hedges. Implementation work for a system of risk measurement and analysis based on Cash Flow at Risk methodology also has entered the last phase. The system enables quantification of profit exposed to risk and testing the influence of hedge transactions on results of PKN ORLEN S.A. In order to formalize the process of risk management appropriate procedures were implemented and Risk Committee monitoring exposure of PKN ORLEN S.A. on risk and taking decisions concerning closing of hedge transactions was established.

Detailed information on maturity dates of credits, loans and debt securities received by the Capital Group PKN ORLEN S.A. are presented in notes 22D, 23C and 23D to Capital Group PKN ORLEN S.A. consolidated financial statements for the 6 month period ended 30 June 2004.

During first half of 2004 the entities from the Capital Group (excluding the Dominant Company) incurred following significant loans:

- **Rafineria Nafty Jedlicze S.A.**

– loan granted by Polska Kasa Opieki S.A. in Warsaw up to the amount of PLN 30,000 thousand to finance operations, amount of loan to be repaid: PLN 28,022 thousand; maturity date – May 2007,

- **Rafineria Trzebinia S.A.**

– loan granted by Bank Handlowy w Warszawie branch in Cracow to finance operations for Orlen Oil, amount of loan to be repaid: PLN 17.002 thousand; maturity date – November 2004, credit pledged on bank account,

– loan of Naftowax granted by Bank Handlowy to finance operations, amount of credit to be repaid: PLN 6,124 thousand; maturity date – April 2005, guaranteed by Rafineria Trzebinia SA in 100%,

- **ORLEN PetroTank Sp. z o.o.**

– investment loan granted in CHF, amount of loan to be repaid: CHF 6,028 thousand; maturity date: December 2006,

– middle term loan granted by BPH, in amount of PLN 15,000 thousand; maturity date: March 2006,

– short term loan granted by Bank Handlowy in the amount of PLN 20,000 thousand; amount of loan to be repaid: PLN 14,863 thousand; maturity date: December 2004,

- **ORLEN PetroProfit sp. z o.o.**

– short term loan granted by Bank Handlowy branch in Lublin, up to the amount of PLN 5,000 thousand, used by 30 June 2004: PLN 4,276 thousand; maturity date – renewable weekly,

– short term loan granted by Bank Handlowy branch in Lublin up to the amount of PLN 3,500 thousand, used by 30 June 2004: PLN 3,500 thousand; maturity date - October 2004,

- short term loan granted by PKO S.A. V branch in Lublin, up to the amount of PLN 2,000 thousand, used by 30 June 2004: 1,567 thousand; maturity date - September 2004,
- short term loan granted by Raiffaeisen Bank Polska, up to the amount of PLN 3,000 thousand, used by 30 June 2004: PLN 3,010 thousand maturity date – renewable quarterly,
- long term loan granted by Kredyt Bank branch in Lublin, up to the amount of PLN 4,200 thousand; used by 30 June 2004: PLN 3,796 thousand; maturity date – June 2006,

- **ORLEN PetroZachod Sp. z o.o.**

- short term loan granted by PKO BP S.A. Poznan, up to the amount of PLN 2,200 thousand, as at 30 June 2004 used PLN 1,008 thousand; maturity date – December 2004. Pledges: pledge on goods for resale PLN 5,200 thousand plus pledge on tractors,
- short term loan granted by PKO BP S.A. Poznan, up to the amount of PLN 1,700 thousand, as at 30 June 2004 used PLN 1,700 thousand; maturity date – August 2004. Pledges: mortgaged property,
- short term loan granted by Bank Handlowy w Warszawie up to the amount of PLN 5,000 thousand, as at 30 June 2004 used PLN 5,027 thousand; maturity date – December 2004; pledges: mortgaged property,
- long term loan granted by Bank Handlowy w Warszawie up to the amount of PLN 6,500 thousand, loan to be repaid PLN 2,168 thousand; maturity date - March 2006.

- **ORLEN Morena Sp. z o.o.**

- appendix no. 3 from June 2004 to short term loan in current bank account granted by Bank Millennium in Warsaw up to the amount of PLN 3,000 thousand; maturity date – June 2005,
- short term loan in current bank account granted by Bank Handlowy w Warszawie, up to the amount of PLN 3,250 thousand; maturity date – July 2004.

- **Ship Service S.A.**

- loan in the amount of USD 2,300 thousand, Bank Handlowy, amount of loan to be repaid: PLN 8,567 thousand; maturity date – November 2004,
- loan in the amount of PLN 2,000 thousand., Nordea Bank Polska S.A., an amount of loan to be repaid PLN 1,606 thousand; maturity date – September 2007.
- loan in the amount of PLN 6,600 thousand, Bank Handlowy, an amount of loan to be repaid: PLN 6,586 thousand; maturity date – November 2004,
- loan in the amount of PLN 8,700 thousand, BNP PARIBAS, an amount of loan to be repaid: PLN 3,561 thousand; maturity date – December 2004,

- **Petrolot Sp. z o.o.**

- loan in current bank account in BRE Bank S.A. up to the amount of PLN 10,000 thousand; used amount: PLN 7,728 thousand, maturity date – September 2004,
- loan for investment financing granted by Bank Slaski S.A. in the amount of PLN 11,200 thousand, an amount of loan to be repaid PLN 7,948 thousand; maturity date – December 2009.

- **ORLEN Gaz Sp. z o.o.**

- loan in current bank account in Pekao S.A. in the amount of PLN 4,400 thousand; an amount of loan used PLN 4,350 thousand; maturity date – September 2004,
- loan in current bank account in Citibank in the amount of PLN 5,500 thousand; an amount of loan used PLN 1,977 thousand; maturity date – January 2005,

- **ORLEN Deutschland AG**

- loan in the amount of EUR 19,223 thousand granted by HSH,
- other loans amounting to EUR 11,979 thousand.

3.3.1 Loans, sureties and guarantees granted to employees and companies of the Capital Group

By the resolution of an Extraordinary General Meeting of PKN ORLEN S.A. dated on 8 Aprli 2004 changes to the "Regulation of Privatisation Fund Usage" were introduced; a number of companies entitled to use the fund increased by adding companies established as the result of restructuring process in PKN ORLEN S.A., which will take part in the project related to Technology - Industrial Park in Plock. It became also possible to use resources form the Privatisation Fund in the form of loans granted for purchase of shares for management buyouts. Possibility of obtaining resources in this way will enable the process of disinvestment decreasing social unrest among the companies' employees.

After obtaining the necessary opinions, including trade unions' opinions, on 9 August 2004 new regulation no. 33/GD/2004 entered into force. This regulation concerns borrowings granted from Privatisation Fund of Polski Koncern Naftowy ORLEN S.A., which describes procedures of granting the borrowings in details.

In connection with lack of borrowings repayment in first half of 2004 the following transfer of equity shares to PKN ORLEN S.A. took place: ORLEN Transport Kedzierzyn Kozle Sp. z o.o. – 3 shares, ORLEN Transport Nowa Sol Sp. z o.o. – 15 shares, ORLEN Transport Plock Sp. z o.o. – 1 share, ORLEN Transport Krakow Sp. z o.o. – 96 shares, ORLEN Transport Slupsk Sp. z o.o. - 15 shares, ORLEN Transport Olsztyn Sp. z o.o. - 93 shares. Transfer of the above listed shares took place for the total amount of PLN 31.5 thousand. The closing balance of indebdteness as at 30 June 2004 included interests amounts to PLN 1,631,491.34.

Closing balance of borrowings granted from the Company's Social Fund to employees and pensioners of the Company as at 30 June 2004 amounted to PLN 15,233.3 thousand, whereas closing balance of borrowings granted to the employees of consolidated companies from the Capital Group, which signed an agreement with PKN ORLEN S.A. on having a common social activity, amounted to PLN 2,528.9 thousand.

As at 30 June 2004 off-balance sheet liabilities of the Dominant Company (presented in standalone statement) due to sureties and guarantees amounted to PLN 1,411 million:

subsidiaries on benefit of which guarantee and sureties were granted	in PLN (in thousand)	maturity date
ORLEN PetroTank Sp. z o.o. Widelka	43,867	2005-03-31
Rafineria Nafty Jedlicze S.A.	25,000	2006-12-20
ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	182	2006-03-31
ORLEN Deutschland AG	195,315	2005-01-31
ORLEN Deutschland AG	386,074	2005-05-31
ORLEN Deutschland AG	136,266	2004-07-28
Total	**786,704**	-

subsidiaries on benefit of which guarantee and sureties, pledge on shares were granted	in PLN (in thousand)	maturity date
Basell Orlen Polyolefins Sp. z o.o.	453,699	2013-12-31
Basell Orlen Polyolefins Sp. z o.o.	170,332	2005-01-11
Total	**624,031**	-

The key item of off-balance sheet pledges are the sureties granted to the banks in the form of guarantee letters and

corporate warrantees with aim to hedge liabilities of ORLEN Deutschland AG resulting from its fuel trade activity. Pursuant to the registered share pledge agreement dated 19 December 2003, PKN ORLEN established for the benefit of Kredyt Bank S.A. located in Warsaw (acting as the Security Agent) (the "Security Agent") a registered pledge, and as the temporary security until the date of entering the registered pledge into pledge register an ordinary pledge (i.e., a pledge under Article 327 et seq. of the Civil Code), in respect of all the shares held by PKN ORLEN in the share capital of the BOP, i.e. 907,398 shares with a nominal value of PLN 500 each, which shares represent 50% of the share capital of the Joint-Venture Company, and entitle the shareholder to exercise 50% of the votes at the Shareholders Meeting of the Joint-Venture Company. Upon registration of the registered pledge the ordinary pledge shall expiry.

The pledge established pursuant to the share pledge agreement dated 19 December 2003, provides a security for repayment of present and future pecuniary claims of the pledgee under the Hedging Intercreditor Agreement up to the maximum amount of 750,000,000 Euro.

On 23 January 2004 the entry to the pledge register in respect of all the shares of the BOP held by the Company was made.

The other companies of the Capital Group of PKN ORLEN during 2003 granted the following borrowings, sureties and guarantees:

- **Rafineria Trzebinia S.A.**

- BH Warsaw – surety agreement of the short-term loan for Energomedia Sp. z o.o, amounting to PLN 1,100 thousand; expiration date: 31 December 2004,
- BH Warszawa – surety agreement of the short-term loan for Naftowax, amounting to PLN 7,200 thousand; expiration date: 9 July 2005,
- BPH Chrzanow – surety agreement of the short-term loan for Naftowax, amounting to PLN 6,000 thousand; expiration date: 31 March 2006,
- Handlowy Leasing – agreement to bill of exchange granted for ORLEN Asfalt, PLN 3,795.5 thousand; expiration date: 30 October 2005,
- Customs Office in Krakow, PLN 2,859.4 thousand; expiration date: 30 April 2005,

- **ORLEN PetroTank Sp. z o.o.**

There are contingent liabilities in the off-balance sheet evidence in the amount of PLN 29,961,740.58. This liability concerns three agreements of rent pledge granted to a company „Locum" Sp. z o.o. in Szczucin, by prior Management Board of ORLEN PetroTank. In accordance with these agreements „Locum", renting offices and commercial space to other entities for example to a bank, supermarket, foreign currency exchange office, boutiques, etc., obligates ORLEN PetroTank to paying the rent and incurring all costs connected with renting and using rented space only in a manner as previous hirers did, in case one of them resigns from the rent. In this situation ORLEN PetroTank will be obliged to pay conventional penalty in the amount of 50% of monthly rent. These agreements are signed for a defined period expiring 26 June 2012. Since it was signed, i.e. 26 June 2002 the company did not receive any information that any of hirers resigned.

- **Ship-Service S.A.**

- borrowings for Ship-Service Agro in the amount of PLN 1,000 thousand; expiration date – September 2004,
- borrowings for Bor-Farm in the amount of PLN 331 thousand; expiration date – 33% till October 2004, 66% till October 2005,
- surety for Bor-Farm in the amount of PLN 150 thousand; expiration date – September 2004,
- surety for Bor-Farm in the amount of PLN 200 thousand; expiration date – December 2004,
- bill of exchange surety issued by Ship-Service Agro in the amount of PLN 6,000 thousand; expiration date – no term stated.

- **Petrolot Sp. z o.o.**

For an order of Petrolot Sp. z o.o. there was issued by Bank Handlowy S.A. guarantee amounting up to PLN 9 million, for the period ended 3 November 2004.

- **Zaklad Budowy Aparatury S.A.**

- guarantee of proper accomplishing granted to ALSTOM POWER. Value of guarantee EUR 532.5 thousand; expiration date – July 2007, pledge: bank deposit,
- guarantee of proper defects removal granted for ALSTOM POWER. Value of guarantee EUR 19.2 thousand; expiration date – May 2007, pledge: bill of exchange,
- guarantee of warranty granted for LURGI BIPRONAFT. Value of guarantee EUR 80.8 thousand; expiration date – January 2006, pledge: security,
- guarantee of warranty granted for LURGI BIPRONAFT. Value of guarantee EUR 704 thousand; expiration date – January 2006, pledge: security,
- guarantee of proper accomplishing granted to CARGILL POLSKA. Value of guarantee EUR 102.2 thousand; expiration date – December 2004, pledge: fixed assets.

3.3.2 Bond issuance

Bonds issue is flexible and effective instrument of gathering financial funds used for payment of current liabilities and repayment of matured securities. Issue is made in form of public auction, in which Bank Handlowy w Warszawie S.A., Bank Pekao S.A. and BRE Bank S.A. participate. The issue is conducted by the bank, which offer the most favourable profitability of issued securities.

In the 6 month period ended 30 June 2004 PKN ORLEN S.A. was issuing three month bills. On maturity date bills were repurchased or they were rolled (new issue), if cash was needed, prolonging the period of financing.

Under the Bond Issue Program the Dominant Company is able to issue bonds up to the total indebtedness amount not exceeding PLN 700 million. As at 30 June 2004 the indebtedness of the Dominant Company from bond issuance amounted to PLN 99 million, of which PLN 33 million were purchased by the Capital Group companies, including PLN 24 million to companies consolidated under full method.

Other companies of the Capital Group PKN ORLEN S.A. did not issue securities in the 6 month period ended 30 June 2004.

3.3.3 Cash management

Financial situation of the Dominant Company remains stable and safe. The Dominant Company has high creditability, which enables it to receive quick and relatively inexpensive external financing. The consortium loan in the amount of EUR 500 million arranged back in 2003 enables the Dominant Company to stabilize the structure of liabilities and reduced the need for loans from the domestic banks. The recovered bank limits may be used by the companies of the Capital Group and again by the Dominant Company. Simultaneously, the continuation of the bonds issuance program enable to use less expensive than banks sources of financing.

Taking into account available resources on bank accounts during the first half of 2004, short term financial investments were made. Resources from current inflows were used for repayments of overdraft or financing loans, located on automatic overnight deposits, invested in bonds and *buy sell back* securities.

3.4 PROFIT AND LOSS STATEMENT

3.4.1 Revenue

In the 6 month period ended 30 June 2004 sales of finished products, goods for resale and materials of the Capital Group PKN ORLEN amounted to PLN 18,651,959 thousand, which is 22.4% more than in the 6 month period ended 30 June 2004. Significant influence on increase of sales income had consolidation of companies acting in Germany, which brought in PLN 1.7 billion revenue from sales more than in the same period of 2003 (activity in Germany is consolidated since March 2003). Increase in sales of the Capital Group was realised also due to favourable macroeconomic factors. In the first half of 2004 the level of prices of crude oil on the worldwide markets was higher in comparison to the first half of 2003 (increase in petrol prices by 25.5%, diesel by 12.8% and Ekoterm by 13.2%).

As the result of above described events the share of the Dominant Company in the Capital Group's income fell to the level of 69.5%.

3.4.2 EBIT

Profit on sales of the Capital Group of PKN ORLEN S.A. for the 6 month period ended 30 June 2004 amounted to PLN 1,307,774 thousand and it was higher by 81.3% in comparison to the profit on sales in the 6 month period ended 30 June 2003. Such level of profit on sales was influenced by result of the Dominant Company, that was higher by 93.5% in comparison to the profit on sales in the 6 month period ended 30 June 2003. Increase in profit on sales was achieved thanks to intensification of trading and cost cutting activities and favourable trends within main macroeconomic factors (margins-cracks on quotations). In first half of 2004 the Dominant Company recorded increase in the level of total sales quantity by 2.9% in comparison to the first half of 2003.

In the first half of 2004 loss on other operational activity amounted to PLN 122,576 thousand in comparison to profit of PLN 62,554 thousand in the 6 month period ended 30 June 2003. Such considerable disproportions result from achieving higher income in the 6 month period ended 30 June 2003 in comparison to the 6 month period ended 30 June 2004 on other operating income (difference on valuation of contribution-in-kind transferred to Basell Orlen Polyolefins Sp. z o.o., amounting to PLN 112 million was included in other operating income).

Operating profit for the 6 month period ended 30 June 2004 amounted to PLN 1,185,198 thousand and it was higher by PLN 401,195 thousand than profit achieved in the 6 month period ended 30 June 2003.

3.4.3 Financial activity

During the 6 month period ended 30 June 2004 profit on financial activities amounted to PLN 59,291 thousand, comparing to the loss of PLN 31,306 thousand for the 6 month period ended 30 June 2003. Profit on this activity is the result of increase of income from dividends (among others from Polkomtel S.A.), decrease of interests charge and decrease in financial expenses arising from negative unrealised foreign exchange differences.

3.4.4 Gross profit, income tax and net profit

As the result of profit generated on each activity, the PKN ORLEN Capital Group achieved profit before taxation of PLN 1,260,469 thousand for the 6 month period ended 30 June 2004 (increase in comparison to the 6 month period ended 30 June 2003 by 63.5%). Increase in profit before taxation was accompanied by significant decrease in income tax charge by 10.3% (resulting mainly from change in tax rates – decrease to 19% in 2004).

For the 6 month period ended 30 June 2004 the PKN ORLEN Capital Group generated a net profit of PLN 1,028,855 thousand and it was higher by 85.4% than profit for the 6 month period ended 30 June 2003.

3.5 BALANCE SHEET

3.5.1 Total assets

As at 30 June 2004 total assets of the PKN ORLEN Capital Group. amounted to PLN 18,424,971 thousand and increased by PLN 1,728,068 thousand (by 10.3%) in comparison to 30 June 2003. As far as assets are concerned, the main part, which amounts to 57.8% of total assets, was constituted by fixed assets (62.0% as at 30 June 2003). In equity and liabilities, the major part is shareholders equity constituting 53.7% of total liabilities as at 30 June 2004 (50.7% as at 30 June 2003). Comparing certain balance sheet captions as at 30 June 2004 and 30 June 2003 the following can be noted:

- increase in non-current assets by 2.9% to the level of PLN 10,645,930 thousand mainly as the result of increase in tangible fixed assets by PLN 343,352 thousand.
- increase in current assets by PLN 1,431,153 thousand, i.e. by 22.5% to the level of PLN 7,779,041 thousand. Growth of current assets is the result of increase in short term investments, receivables and inventory. Short term investment increased by PLN 777,081 thousand mainly as the result of increase in the value of cash and cash equivalents by PLN 456,258 thousand and increase in short term financial assets in other entities by PLN 320,931 thousand (including debt securities increase by PLN 221,158 thousand). Short term receivables during the 6 month period ended 30 June 2004 increased by PLN 728,841 thousand (increase in trade receivables by PLN 479,333 thousand). Growth of inventory value by PLN 216,932 thousand (including raw materials by 360,735 thousand).
- increase in shareholders equity by PLN 1,433,806 thousand to the level of PLN 9,894,444 thousand as the result of net profit generated by the Capital Group in the second half of 2003 and the 6 month period ended 30 June 2004.
- increase in liabilities and provisions for liabilities by PLN 418,742 thousand to the level of PLN 7,810,709 thousand. Decrease in short-term indebtedness due to loans and borrowings and securities issued amounted to PLN 2,528,656 thousand. In the same time the long-term indebtedness rose by PLN 1,528,082 thousand, mainly due to increase of liabilities from credits and loans by PLN 1,522,082 thousand. Short-term trade liabilities (including those from purchase of fixed assets' items) increased by PLN 565,793 thousand and budget liabilities by PLN 596,390 thousand.

3.5.2 Net financial indebtedness

As at 30 June 2004 the level of long-term and short-term loans, borrowings and debt securities issued in the PKN ORLEN S.A. Capital Group amounted to PLN 2,432,078 thousand and was lower by PLN 1,006,574 thousand in comparison to the level at the end of June 2003. The net financial indebtedness of the Dominant Company itself rose (loans, borrowings and debt securities less cash and cash equivalents) by 54.1%. Level of net financial indebtedness in Group as at 30 June 2004, comparing to 30 June 2003 is lower by PLN 1,783,655 thousand and amounts to PLN 1,207,930 thousand. Decrease in net financial indebtedness and increase in equity led to improvement of financial debt to equity ratio (loans, borrowings and debt securities less cash and cash equivalents to equity) from the level of 35.4% as at 30 June 2003 to 12.2% as at 30 June 2004.

3.6 CASH-FLOW STATEMENT

As at 30 June 2004 net working capital (current assets less current liabilities) amounted to PLN 2,992,719 thousand and increased in comparison to 30 June 2003 by PLN 2,581,690 thousand. It is due to increase of current assets (by 15.6%) and simultaneously by decrease of current liabilities (by 26.8%).

3.6.1 Operating activities

In the 6 month period ended 2004 net cash flows from operating activities amounted to PLN 1,685,260 thousand and were higher by 290.6% than cash flows from operating activities in the 6 month period ended 30 June 2003

The most important factors influencing cash flows in the first month period ended 30 June 2004 in comparison to the 6 month period ended 30 June 2003 were:

- net profit increasing cash and cash equivalents level by PLN 473,973 thousand,
- change in short-term liabilities, (except of loans and borrowings) increasing the level of cash and cash equivalents by 551,909 thousand, comparing to decrease in the first half of 2003 by PLN 102,653 thousand,
- change in prepayments and deferred costs, accruals and deferred income increasing the level of cash and cash equivalents by PLN 93,489 thousand, combined with decrease of cash and cash equivalents by PLN 95,186 in first half of 2003 (excise tax, tax depot)

3.6.2 Investing activities

Net cash flows used in investing activities in the 6 month period ended 30 June 2004 amounted to PLN (-) 809,887 thousand, and in the 6 month period ended 30 June 2003 amounted to PLN (-) 832,789 thousand. While comparing these periods the following was noted:

- increase by PLN 232,132 thousand in outflows for intangible assets and fixed assets purchase,
- decrease by PLN 172,535 thousand in outflows for financial assets (in which PLN 444,496 thousand for purchase of financial assets excluding debt securities in subsidiaries6 month period ended 30 June 2003 takes).

3.6.3 Financing activities

In the 6 month period ended 30 June 2004 net cash flows used in financing activities amounted to PLN (-) 599,613 thousand whereas in the 6 month period ended 30 June 2003 amounted to PLN 602,960 thousand. There was a significant growth of outflows due to loans and borrowings repayments by 82.3% and decrease of inflows due to loans and borrowings by 57.1%. Decrease in indebtedness resulted in decrease of financial charges due to interests by PLN 30,794 thousand.

Cash flows described above resulted in increase of cash and cash equivalents rose by PLN 457,680 thousand to PLN 837,520 thousand.

3.7 EMPLOYMENT

Average employment in Capital Group PKN ORLEN (the Dominant Company and consolidated subsidiaries) in the 6 month period ended 30 June 2004 amounted to 14,621 comparing to 17,285 in the 6 month period ended 30 June 2003. Employment in the Capital Group at the end of June 2004 amounted to 14,398 employees, which indicates decrease by 1,358 persons in comparison to 30 June 2003.

3.8 SEGMENTS

3.8.1 Refinery Segment

Refinery Segment (in PLN thousand)	The 6 month period ended 30 June 2004	The 6 month period ended 30 June 2003	Change %
External sales	16,466,450	13,376,393	23.1%
Inter-segment sales	1,924,194	1,696,450	13.4%
Total sales	18,390,644	15,072,843	22.0%
Segment result	1,027,830	704,681	45.9%
EBITDA*	1,421,755	1,062,233	33.8%
Expenditure on fixed and intangible assets	260,613	335,320	-22.3%
Share of segment in the Group's result	**71.7%**	**70.6%**	1.6%
Share of segment in the Group's EBITDA	71.6%	69.2%	3.5%
Sales profitability	5.6%	4.7%	19.5%
Segment results/segment assets	9.3%	7.3%	28.6%
Segment results/segment equity **	13.3%	8.3%	60.9%
Debts/assets ratio	29.9%	24.5%	22.2%
Assets turnover ratio	1.670	1.337	24.9%
CAPEX/EBITDA	18.3%	31.6%	-41.9%

*) segment result including depreciation

**) segment's assets less segment's liabilities

In the 6 month period ended 30 June 2004 the refinery segment generated sales revenue of PLN 18,390,644 thousand, which represents a 22.0% increase in comparison to the 6 month period ended 30 June 2003. External sales increased by 23.1% and internal sales increased by 13.4%.

During the first half of 2004 the segment result was PLN 1,027,830 thousand and was higher by 45.9% than the result achieved in the same period of 2003. The segment's share in the Group's results increased at the same time to 71.7%. Increase in result was achieved due to favourable macroeconomic factors (quotation prices and margins increase) and due to increase in national usage of liquid fuel (petrol, diesel oil and Ekoterm) by approximately 8%. Significant effect on the segment's results had the consolidation of activity in Germany during the whole half of 2004 (while in first half of 2003 the activity was consolidated starting from 1 March). In the 6 month period ended 30 June 2004 sales in Germany amounted to PLN 4,173,093 thousand, while in the 6 month period ended 30 June 2003 it amounted to PLN 2,439,662 thousand.

The Dominant Company continued on the retail market the promotional and marketing campaigns aimed to win new clients. Thanks to among others the above activities undertaken in the 6 month period ended 30 June 2004 first half of 2004 the increase in non-fuel products sales by 8.4% in comparison to the 6 month period ended 30 June 2003 was possible.

In the Dominant Company, despite the increase in sale of light products by 7.1%, land premium was lower by PLN 10 million. High level of quotation prices on worldwide markets of crude oil and petrol allowed for pro market policy and flexible prices, it also allowed to keep prices temporary below the import parity.

The great significance for future development of the segment has the activity of major competitors on fuel market in Poland. Negative impact on the segment has weakening demand (especially for petrol) and the activity of dishonest competition operating on the market with products with lower excise tax.

3.8.2 Chemical Segment

Chemical Segment (in PLN thousand)	The 6 month period ended 30 June 2004	The 6 month period ended 30 June 2003	Change %
External sales	1 830 751	1 612 947	13.5%
Inter-segment sales	667 440	690 363	-3.3%
Settlements of hedge transactions	21 241		
Total sales	2 519 432	2 303 310	9.4%
Segment result	343 470	272 912	25.9%
EBITDA*	430 294	370 273	16.2%
Expenditure on fixed and intangible assets	312 319	130 149	140.0%
Share of segment in the Group's result	**24.0%**	**27.3%**	-12.3%
Share of segment in the Group's EBITDA	21.7%	24.1%	-10.2%
Sales profitability	13.6%	11.8%	15.1%
Segment results/segment assets	11.8%	12.0%	-1.8%
Segment results/segment equity **	13.7%	13.9%	-1.0%
Debts/assets ratio	14.2%	13.5%	4.8%
Assets turnover ratio	0.864	1.012	-14.6%
CAPEX/EBITDA	72.6%	35.1%	106.5%

*) segment result including depreciation

**) segment's assets less segment's liabilities

In the 6 month period ended 30 June 2004 the chemical segment achieved sales of PLN 2,519,432 thousand, which is an increase by 9.4% in comparison to first half of 2003. External sales increased by 13.5% and internal sales decreased by 3.3%.

In the 6 month period ended 30 June 2004 segment result was PLN 343,470 thousand, and was higher by 25.9% compared to the 6 month period ended 30 June 2003 result. This significant increase was achieved despite the effect of taking into account the difference in valuation of the contribution in kind to Basell Orlen Polyolefins Sp. z o.o. (PLN 112 million).

Improved result is the effect of increased demand for petrochemical products, and a rise in sales in terms of quantity in the Dominant Company (ethylene, propylene, acetone, phenol) as well as of Anvil S.A. (ammonium nitrate, polyvinyl chloride).

Increase of the segment result is the effect of higher, by PLN 77.2 million operating result of Anwil S.A.

3.8.3 Other operations

Other operations (in PLN thousand)	The 6 month period ended 30 June 2004	The 6 month period ended 30 June 2003	Change %
External sales	333,517	254,006	31.3%
Inter-segment sales	397,389	565,704	-29.8%
Total sales	730,906	819,710	-10.8%
Segment result	61,729	20,244	204.9%
EBITDA*	134,766	102,757	31.2%
Expenditure on fixed and intangible assets	29,496	62,620	-52.9%
Segment share in the Group's result	**4.3%**	**2.0%**	**112.5%**
Segment share in the Group's EBITDA	6.8%	6.7%	1.4%
Sales profitability	8.4%	2.5%	242.0%
Segment result/segment assets	3.6%	1.0%	244.3%
Segment result/segment equity **	4.5%	1.2%	281.5%
Debts/assets ratio	19.8%	11.1%	78.1%
Assets turnover ratio	0.426	0.423	0.7%
CAPEX/EBITDA	21.9%	60.9%	-64.1%

*) segment result including depreciation

**) segment's assets less segment's liabilities

In the 6 month period ended 30 June 2004 the segment of other operations achieved sales of PLN 730,906 thousand, which was a fall by 10.8% comparing to the 6 month period ended 30 June 2003. External sales increased by 31.3%, while internal sales dropped by 29.8%.

In the 6 month period ended 30 June 2004 the segment result was PLN 61,729 thousand, and was higher by 204.9% than in the 6 month period ended 30 June 2003. The segment's share in the Group's result increased to 4.3%. Improvement of the result is mostly the effect of bigger decrease of costs than incomes (running of the costs cutting programme and sale of non-core companies).

In "other operations" segment there are companies manufacturing energy media and providing services for the Dominant Company as well as entities, which were established mostly in the effect of restructuring process. These entities provide transport, maintenance – overhaul and constructing services.

3.9 DESCRIPTION OF MATERIAL OFF-BALANCE SHEET ITEMS OF THE CAPITAL GROUP

As at 30 June 2004 total value of guarantees and sureties granted to subordinated entities (unconsolidated) amounted to PLN 625,423 thousand (increase by PLN 549,228 thousand), and to other entities PLN 85,446 thousand (increase by PLN 70,732 thousand). Other off-balance sheet liabilities amounted to PLN 14,940 thousand and were higher than as at 30 June 2003 by PLN 5,643 thousand.

3.10 IMPORTANT EVENTS AFFECTING CAPITAL GROUP'S OPERATIONS AND ITS FINANCIAL RESULTS FOR THE 6 MONTH PERIOD ENDED 30 JUNE 2004 AND FOLLOWING YEARS

The following factors should be considered while assessing future financial position of the Capital Group:

- fluctuations of crude oil prices which affect the costs incurred by the Dominant Company and causing fluctuations of margins realised on products,
- fluctuations of prices of finished products on worldwide markets, what influence, through parity of import, both level of fuel prices and margins,
- trends in consumers' demand resulting from among others, pace of economic growth and unemployment rate,
- fluctuations of exchange rates what could cause changes in costs of debt servicing, purchase cost of crude oil and other raw materials in foreign currencies and changes in value of prices and margins,
- economic effects reached as a result of continued and newly commenced optimising programs and benefits from implemented savings and effectiveness programs (Comprehensive Operational Cost Cutting Programme, Risk Management System and Value Based Management System),
- effectiveness of fuel retail business in Germany,
- synergies resulting from taking over UNIPETROL assets for management ,
- strategy of searching for potential partners for Central European oil industry consolidation,
- activity of a joint-venture company with Basell Europe Holdings BV which produces petrochemicals based on existing installations, starting from year 2005 production of petrochemicals will be based on new installations,
- change of fiscal policy related to Corporate Income Tax and excise tax,
- situation in agriculture and construction industry negatively affects operations of the Group's companies active on those markets, for example fertilizers or PVC production.

IV. MAJOR ACHIEVEMENTS IN THE AREA OF TECHNICAL RESEARCH AND DEVELOPMENT IN THE CAPITAL GROUP

High quality of products and client service while fully respecting environment protection requirements i and was the target of Polski Koncern Naftowy ORLEN S.A. in its production, distribution and trade activity.

That aim is one of the components of the integrated system of environment pollution prevention implemented in 2003. In the 6 month period ended 30 June 2004 works concerning preparation of application for integrated permission for Production Plant in Plock, which is considered to be "ecological passport" indispensable for the Company's being. The conclusion of works and application is planned for the second half of 2004.

In the purpose of cost optimization of land reclamation on petrol and base stations applications were submitted to appropriate local authority with indication that land or soil pollution was caused by another company i.e. previous user Centrala Produktow Naftowych S.A. According to 12 article of the Introduction Act bodies which consider applications have a year-long period to decide whether circumstances of pollution rise authorize for registration with a note that pollution was caused by the previous user.

System of distribution of rights for carbon dioxide emission and trading of these rights is implemented in Poland. The team, under European Union Affairs agent, in which participate representatives of development and production divisions and environment protection services takes part in trainings and meetings on the above subject and prepares analysis and procedures which guarantee security of the PKN ORLEN interests.

As PKN ORLEN S.A. does not posses its own laboratories and does not employ scientists on regular research post - it orders research and development work to research and development centres and organisations, high schools and all types of companies and associations conducting such activity. As a result of separation of ORLEN Laboratorium Sp. z o.o. from the Dominant Company's structure, consisting of 22 laboratories located in the whole country, services which were so far performed for working installations by PKN ORLEN laboratories, are currently provided by the newly established company.

During many years of its activity the Company set up a close cooperation with many contractors who help it in adaptation to constantly increasing market demands, to tightening European standards and regulations. In all sectors in which the Company delegates tasks – it has trustworthy contractors who proved their credibility in practice.

The most important tasks realized during the 6 month period ended 30 June 2004 are:

1. Contract with Shell for the „Program of Profit Improvement through reasonable reduction of the costs of maintenance of operations and optimisation of the timing of utilisation of production equipment".
2. Agreement with ORLEN Medica Sp. z o.o. in Plock concerning healthcare of the Company's employees.
3. Work: "Technology development of diesel oil production with the content of sulphur below 10mg/kilo". Contractor: Institute of Oil Technology in Krakow. In accordance with a binding decree of Economy, Employment and Social Policy' Minister from 23 December 2003 concerning quality requirements for liquid fuels (Journal of Law from 31 December 2003), diesel oil with the content of sulphur below 10mg/kg should be available in Poland with effect from 1 January 2005 and with effect from 1 January 2009 only diesel oil with the content of sulphur below 10mg/kilo in could be available for sales. Taking into consideration an obligation of adoption to above decree performance of above works were ordered to the above mentioned institute. As a work result of a new kind of diesel oil with the content of sulphur below 10mg/kilo production technology was developed. Tests of physical, chemical and functional characteristics of base and finish fuel were performed. Quality requirements were specified for new fuel. Compatibility of upgrade additives with chosen engine oils were tested. Findings shows that Company owns

technology possibilities which enable to start the production of new kind of diesel oil with the content of sulphur below 10mg/kilo.

4. Work: “Testing of low-temperature characteristics and selection of cold flow improver package to diesel and light furnace oils which include the components from hydro-cracking after revamping”. Contractor: Institute of Oil Technology in Krakow. The need of works results from the fact that a component of diesel and furnace oils coming from hydro-cracking is difficult to to improve cold flow improver properties and even a little change in its production technology can make it difficult to meet the low-temperature characteristics required in standards and even can make it impossible. As a result of works performed functioning efficiency of WASA depressants in fuels produced by PKN ORLEN S.A. was checked, low-temperature characteristics’ stability of depressing fuels during maintenance was evaluated. Physical and chemical parameters of fuels and components in the respect of low-temperature characteristics were checked too. The most work-effective cold flow improver package to fuels with hydro-cracking component was chosen.

5. Work: “Development of security conception concerning a place which is near to HF alkylation’s installation in a case of the outflow of hydrogen-fluoride acid.” Contractor: ORLEN Projekt S.A. in Plock. The need for works performance resulted from conclusions included in a security report worked out for Production Plant of the Polski Koncern Naftowy ORLEN S.A in Plock.

6. Work: “Comparison of Polish and British approach to the matter of risk minimization of soil and underground water pollution caused by newly-built petrol stations in the respect of securities related to water-soil environment’ pollution risk”. Contractor: WS ATKINS Polska Spolka z o.o. in Warsaw. Formal requirement – the report will be used during negotiations on conditions of security against the risk of “increasing environmental pollution” concerning new-built petrol stations.

7. Work: “Performing of dust, falls and soil analysis according to Wojewodship Office’s decision”. Contractor: Research and Development Centre PR in Plock. Wojewodship Office’s decision – sign OS.I.7640/4/97 from 23 December 1997 which obliges the Company to conduct environmental monitoring.

8. Work: “Carrying out of guarantee measurements of reconstructed boiler OOG-320(K2) in Heat And Power Generating Plant of PKN ORLEN S.A.”. Contractor: Research and Measurement Plant of Power Engineering “ENERGOPOMIAR” Sp. z o.o. in Gliwice (Zaklad Pomiarowo-Badawczy Energetyki “ENERGOPOMIAR” Sp. z o.o. in Gliwice). Formal requirement – necessity of confirmation of the basic parameters of the boiler work after its reconstruction guaranteed in the contract, determination of the basic pollutions emission and measurement of the noise level.

Major Capital Group companies achieved following progresses in the field of research and technical development:

- **Anwil S.A.**

In the 6 month period ended 30 June 2004 ANWIL S.A. started three important modernization-development tasks:

1. Chlorine electrolysis – applied technical solutions assure full consistence of production plant with UE standards in a range of BAT (the best available technology).

2. Biological sewage-treatment plant – realization of biological sewage-treatment plant investment will allow ANWIL to be independent from a group sewage-treatment plant and in the same time will enable to realize the services of sewage's receipt and cleaning for companies located on ANWIL S.A.' production plant site.

3. Complex of plastics – within a framework of complex plastics' modernization and development, with the purpose to increase production capacity of PVC granulated by the products purchase of complete installation for mixture production with homogenization knot was planned and modernization of technology line for plate production will be carried out what will allow to extend trade offer in this range.

- **Rafineria Nafty Jedlicze S.A.**

1. There were analysis of different technologies carried out oriented on quality improvement of oil bases from regeneration in the respect of wax removal. Currently two technologies are left for further consideration on which works are still going on i.e.:
   a. selective solvent dewaxing by liquid propane using partially installation of selective propane refining,
   b. catalytic hydrocracking of paraffins as development of applied technology on hydro-refining of used oil.
2. Research work concerning broadening the line of products produced on HOP installation was ordered to Instytut Technologii Nafty Krakow in the purpose of trade offer extension. This work was divided to several stages but the first one concerning izo-paraffins fractions was already finished.
3. Joint-venture work was started whose shareholders are to be Rafineria Nafty Jedlicze S.A. and PGNiG Branch in Sanok, it will give the possibility of profitable crude oil processing from local intakes.

- **Petrolot Sp. z o.o.**

In the 6 month period ended 30 June 2004 automated aviation fuel FHS distribution system and administration assistance of auto-cisterns on airfield were implemented. German system FHS is one of the most up-to-date specialized systems for aviation fuel distribution; recertification of Quality Management System in accordance with requirements of AQAP2120:2003.

- **Inowroclawskie Kopalnie Soli "Solino" S.A.**

In the 6 month period ended 30 June 2004 research and project concerning experimental installation of calcium and magnesium sulfates's solubility inhibitor batching in brine in the process of leaching of Mogilno Mine chambers were finished. Findings in a laboratory scale confirmed effectiveness of developed method. Till now decision concerning the new batching installation construction and continuation of research in technical scale was not made due to heavy expenses of inhibitor chosen in development works and small interest of brine recipient in sharing costs of further development works.

Since 2003 there was a change in attitude towards the role of information technology ("IT") in PKN ORLEN S.A. That technology does not create directly competitive advantage, but it is a common and necessary business element, which as management methods and organisation, should be efficient and effective.

The main goal is to make information technology the means of changes in running the business, which is used by all employees involved in the creation of value chain within the Company. Nowadays the company is not able to function without effective support from the information technology. IT secures all necessary sources within the range of systems and architecture of information and environment needed to achieve the strategic goals of PKN ORLEN.

The main works conducted in this area during the 6 month period ended 30 June 2004:

1. New staff-wages system (SAP/HR) was introduced.
2. Implementation works within a framework of VBM project were conducted.
3. IT systems security audit was conducted.

The most important IT tasks in the entities from the Capital Group accomplished during the 6 month period ended 30 June 2004 are the following:

- **Anwil S.A.**

In the 6 month period ended 30 June 2004 SAP R/3 system reconfiguration was conducted due to changes in economic processes after Poland accession to EU.

- **ORLEN Gaz Sp. z o.o.**

Changes in IT area:

1. Operation rationalization of data communication connection system in RGP.
2. Collateral security of corporation network by additional antivirus software.
3. Collateral security of corporation network by configuration change in CISCO equipment.
4. Change of addresses and delegation of public addresses what increase the possibility of ORLEN GAZ Sp. z o.o. IT infrastructure development by additional servers.
5. Exchange of database motor SYBASE from version 6.0 on version 8.0. on every RGP* and on the company headquarters' servers.

6. Exchange of BACK-OFFICE management assistance system from MOS v. SQLX on MOS.Net in technology recommended by Microsoft DOT.NET on every servers and work stations in the company.
7. POLPAK project concerning limitation of usage costs of data communication connections, VOIP and terminal functionality test of the application in the future.

- **IKS Solino S.A.**

In the area of IT network the following matters are planned:

1. Exchange of obsolete servers on modern ones.
2. Modernization of integrated IT system to the latest version.
3. Change of data base system on up-to date SQL technology.
4. Modernization of main network bus to 1 Gb/s technology.
5. Development of remote connection between departments through additional line.

- **ORLEN Projekt S.A.**

Authorized IT system (developed in 100% by ORLEN Projekt) named Si/Projekty (software based on Oracle network database) was introduced, it concerns the company management assistance, planning, realization control and production settlement.

- **ORLEN Deutschland AG**

In the 6 month period ended 30 June 2004 company IT structure and IT solutions were confront with a difficult integration task of all SAP systems existing in individual companies of ORLEN Deutschland. Integration task was realized and finished successfully. Technical support of integration process was provided by CSC Austria, constant company advisor on SAP matters. ORLEN Deutschland works now on SAP R/3 4.6c version.

- **Basell Orlen Polyolefins Sp. z o.o.**

The main IT system in Basell Orlen Polyolefins is SAP R/3. It is implemented in following areas: financial accounting, controlling, procurement, sales, investments and HR. There are another systems integrated with SAP R/3 such as: WAGA and Champs (maintenance and repair system). There is also real time PI system in the company used for supervision of working installation. Above mentioned systems are outsourced from PKN ORLEN S.A., moreover the company uses as agent the system SAP from Basell. Software supporting Integrated Management System according to ISO ("nnd 9000") was implemented recently.

V. POLICIES CONCERNING THE DOMINANT COMPANY AND THE CAPITAL GROUP DEVELOPMENT

- **Activities of Basell Orlen Polyolefins Sp. z o.o.**

The company Basell Orlen Polyolefins Sp. z o.o. started its business in the area of producing and selling polyolefin on 1 March 2003. Realization of the investment program concerning building new polyolefin production installation will set producing capabilities at the level of 400 thousands tons of polypropylene, and 320 thousands tons of polyethylene HPDE per annum. The production of new objects will help to cover all the needs of the fast developing market. Due to that undertaking in the first half of 2005, the only one in Poland factory producing polyethylene HDPE will be activated. The polyethylene is currently available on domestic market only through import.

- **Retail activity in Germany**

As a result of the purchase of petrol stations in Germany, the Dominant Company possesses over 2.5 thousands petrol stations. It gives an advantage over such companies as MOL and OMV. The acquisition of petrol stations in Germany will make it possible to approach the market more optimally in the future, taking into account restrictions resulting from the competition protection regulations. An excessive concentration on the Polish market, without any possibility to intensify retail sale on other markets, would considerably restrict development in this area. The goal of the Company's Management is to achieve a constant increase of the share in the North Germany market. In connection with the development of refinery and petrochemical part of PKN ORLEN S.A. an excess of produced fuels may occur in the future. This surplus can be placed on German market thanks to the international expansion of the Company.

- **Comprehensive Operational Cost Cutting Programme in the Dominant Company**

In December 2002 the Management Board of the Dominant Company made a decision to implement comprehensive operational cost cutting programme in years 2003-2005. As a result of taken actions a cooperation with McKinsey&Company was initiated. The consultant company offered realization of "Comprehensive Operational Cost Cutting Programme of PKN ORLEN" consisting of two phases. The first phase identifies and estimates the potential of cost reduction and the detail concept of the plan, based on the definition of key initiatives and monitoring process. The second phase will include implementation of the initiatives and results monitoring of their results. As a result of program implementation operating cost in all the areas of activities will decrease significantly. It is planned to reduce the costs by PLN 450-500 million in 2004. After 6 months of the current year the implemented initiatives generated savings of PLN 306 million. At the same time the impact on the operating result amounted to PLN 247 million after taking into consideration an increase of costs not embraced by the initiatives by PLN 59 million. Most of the savings i.e. 65% account for production and logistics areas.

- **Value Based Management**

PKN ORLEN S.A. activities concentrate on realization of the superior strategic aim which relies on increasing value for shareholders through building and maintaining competitive and structural advantage. Anothertarget is the achievement of the highest standards of operational activity. The tool for realization of these plans is among other things the implementation of the Value Based Management (VBM) program. The main purpose of VBM program is to direct the PKN ORLEN's strategy to creating value for investors. Main aims of this undertaking are: creation of the solid basis for

realization of strategic aims, increase of financial strength and operational effectiveness, improvement of competitive position in the country and in the region and strengthening of the competence and motivation of the management staff in the whole Company and Capital Group. Value Based Management supports realization of PKN ORLEN S.A. strategy, especially achieving the leader position in the Middle Europe and a constant increase value for shareholders. VBM orders and facilitates management of numerous programs being realized in PKN ORLEN S.A. (margin optimization, wholesale increase and others). VBM implementation means introducing modern worldwide management methods. The central point of the program is that management systems are based on the Shareholders Value Added (SVA).

Further works include building of IT tools and supporting implementation. The solutions supporting budgeting process will be implemented as the first in the SAP/SEM system. Implementing work will be finish at the beginning of 2005. In further stages of implementing work the solutions will be built in SAP|SEM in such areas as: basic VBM reporting, strategic results card, medium-term planning, management by objectives (MBO) and Capital Group consolidation and management. The last stage of implementing work is preparing IT solution in the area of operation reporting.

- **Complete Margin Optimization**

One of the essential internal factors for PKN ORLEN Capital Group development is taking by the Management Board of PKN ORLEN S.A. a decision concerning implementation of Complete Margin Optimization (COM). The main purpose of COM is improvement of operational effectiveness in production, wholesale and logistics by implementing integrated management of PKN ORLEN's value chain. The beginning of the implementation of Complete Margin Optimization is planned for the second half of year 2004. The entire implementation will include:

- Operation planning optimization,
- Scheduling and optimization of production and logistics,
- Margin optimization in the Capital Group,
- IT support of the wholesale.

- **Optimization programs in the Dominant Company**

The cooperation with the company Shell Global Solutions Internationals results in optimization of production time of installations and decreases maintenance costs. In the Dominant Company the program is currently functioning on several installations and till 2005 it will cover gradually the whole Production Plant. The aim of the MERIT program is the implementing the uniform risk management methodology in the whole plant. It will make possible to take consistent decisions concerning ordering repair works, taking into consideration their profitability and the impact on operational safety of the installation.

- **Investment program in the Dominant Company**

The growth of the effectiveness of the Dominant Company was to a great extent influenced by investment processes in the area of production and marketing. Realization of the above investments results from the accepted Investment Program. The major areas of activities are as follows:

- technology investments undertaken to reduce production costs and to adjust products to the EU requirements – the tasks connected with the production installations,
- electrical power engineering and environmental protection undertakings, to secure safety and harmony with environment protection requirements related to production installations,

- logistics objects, that include tasks connected with wholesale oil distribution to lower costs and to adjust to environmental requirements and to store inventory in accordance with the EU requirements.

In the area of the market investments the following tasks are predicted:

- construction and modernisation of the chain of petrol stations,
- construction of new storage containers,
- investments for the chain of patronage and franchised fuel stations.

- **Loyalty programs implemented in the Dominant Company**

The loyalty programs FLOTA POLSKA and VITAY (described in details in chapter II) managed to be successful on the retail market. One of the targets of the above mentioned programs is to create a strong relationship between a client and PKN ORLEN. The FLOTA POLSKA program launched the expansion on foreign markets. Introduction of so-called prepaid cards of "W" type strengthened the position of the Company as the leader in the area of card programs in Poland. The high level of security is connected with prepaid cards. These cards have also advantages of so-called "electronic purse".

In the future the card programs of PKN ORLEN S.A. will be focused on gaining new clients and offering the old ones completely new services and new more attractive forms of sales.

- **External strategy of the Dominant Company**

Year 2004 is for the Company another year when the projects of strategic importance are implemented. The aim of these projects is to consolidate the sector in the Middle-East Europe and to create regional crude oil holding under the leadership of PKN ORLEN S.A. Fulfilment of that target will include multilateral actions of PKN ORLEN which can be divided into those performed on the domestic market and those performed in the area of the Central and Eastern Europe.

External activities – Poland:

- Lotos Group – PKN ORLEN S.A. intends to participate in Lotos Group privatization. It would be beneficial taking into account the possibility of generating added value for shareholders as well as strengthening Polish companies' position in the context of the future Middle-European consolidation.
- PGNiG – PKN ORLEN S.A. is interested in taking part in privatization of chosen assets of Polskie Gornictwo Naftowe i Gazownictwo, especially in the area of oil and gas output.
- Integrated Logistic Operator – the project of separating chosen PKN ORLEN S.A. logistic assets to its subsidiary. PKN ORLEN S.A. is currently trying to verify assumptions of this project. Essential element of the concept of creation of Integrated Logistic Operator is Naftobazy Sp. z o.o., the company which is a subject to privatization process conducting by Nafta Polska S.A.
- Other projects – as privatisation and restructuring processes within the domestic fuel sector continue, PKN ORLEN S.A. will investigate and analyse the possibilities of generating additional financial benefits. According to the superior principle of concentration on core activity PKN ORLEN S.A.'s investments will be realized in such kind of activities.

External activities – abroad:

- Purchase of UNIPETROL holding assets in Czech Republic – described in the paragraph 1.2 of this report.
- Central - European consolidation - PKN ORLEN S.A. aims at building of regional, vertically integrated oil company being stable and constant element of the future fuel market in the Central Europe and at the same time achieving high economic efficiency. On 30 April 2004 the Management Board of PKN ORLEN made public the joint statement of MOL and PKN ORLEN on the advancement of their talks concerning cooperation. On 20 November 2003, MOL and PKN ORLEN signed a Memorandum of Understanding initiating exclusive negotiations to evaluate the potential merits of closer cooperation between the two companies. The Memorandum of Understanding determined an initial period of exclusive consultation between MOL and PKN ORLEN in respect of the potential co-operation. The comprehensive analysis conducted jointly during the recent months has clearly indicated to both companies the strong business logic and potential of the cooperation. The parties have made substantial progress on the creation of an agreed, detailed cooperation framework, but further discussions are still required to reach a binding agreement and to secure approvals from all relevant governmental and corporate bodies. Cooperation between the parties, which has started on the basis of the Memorandum of Understanding, will be continued upon the progress made so far
- Searching and output – in the order to diversify its activities PKN ORLEN S.A. is interested in extending its business chain by the area of oil and gas output. It is enforced by the willingness of reaching high output margins and assurance of delivery safety. Therefore PKN ORLEN S.A. will investigate and analyze any possibility of engagement in this activity.
- Retail activity in Germany – PKN ORLEN S.A. purchased nearly 500 stations in Northern Germany through its subsidiary and nowadays owns 7% share of this retail market. Together with the network of own, franchising and patronage domestic petrol stations PKN ORLEN S.A. manages nearly 2400 petrol stations. It gives the Company a competitive advantage over other companies from the branch in the context of the future consolidation in the region of the Central Europe. Prospectively PKN ORLEN S.A. intends to increase gradually its share in German retail market by increasing efficiency of the existing retail network. i.e. by increasing sales per station and conducting network restructuring; and also planned development of station network on the base of acquisition and building new stations in attractive localizations. Due to these

activities PKN ORLEN S.A. aims at achieving the position of important operator on German market. An increase in market share will enable to optimize the costs of operation activity and realize more extensive marketing policy.

- **Prospects of companies development within the Capital Group of PKN ORLEN S.A.**

The strategy of the Dominant Company assumes strengthening of the strategic companies portfolio. The process of disinvestments is planned to be continued in relation to non strategic companies. Resources available as a result of this process will be used to finance core activities of the Company.

The process of seeking branch investors will be held for particular companies or portfolios of the Capital Group. It will be also considered the possibility of activating management staff by implementing MBO system.

On 20 May 2003 the Management of PKN ORLEN made a decision concerning disinvestment of transport, maintenance and service companies. As a result of disinvestment process a number of companies decreased from 88 at the end of 2003 to 81 at the end of June 2004. Till the end of 2004 PKN ORLEN assumes to sell shares in most minority companies in which the Company owns less than 20% of shares in the share capital and which were acquired as a result of receivables conversion.

VI. IMPORTANT EVENTS THAT WERE SUBJECT OF CURRENT REPORTS UNTIL 30 JUNE 2004 AND AFTER THAT DATE UNTIL THE DAY OF FINANCIAL STATEMENTS APPROVAL

1. On 7 January 2004 PKN ORLEN and ConocoPhillips Central and Eastern Europe Holdings B.V. located in Rotterdam, the Netherlands ("ConocoPhillips") concluded an agreement concerning the intention to co-operate in the process of privatization of UNIPETROL a.s., a company operating in the Czech oil sector ("UNIPETROL"). The agreement determines preliminary terms of the cooperation of the parties, outlines the proposed ultimate shareholding of the parties in some of the companies of UNIPETROL Group and the potential terms of the acquisition by the parties of some assets of UNIPETROL Group, in the case of the PKN ORLEN successful participation in the UNIPETROL privatisation. The agreement represents an early stage in the discussions between ConocoPhillips and PKN ORLEN and does not impose any legally binding obligation on any party to enter into any agreement in the future.

2. On 12 January, 2004 PKN ORLEN submitted an indicative offer (the "Offer") for the acquisition of 62.99% of the share capital of UNIPETROL a.s., as described in point 1.2 of the report.

3. On 27 January PKN ORLEN announced, that it issued a corporate guarantee to the company Shell Deutschland Oil GmbH – to secure the liabilities of ORLEN Deutschland GmbH arising from ORLEN Deutschland's fuel trading operations – amounting to EUR 40,000 thousand. The guarantee is valid till 31 January 2005. The issuer possess 100% stake in the share capital of ORLEN Deutschland AG. On 10 February 2004 the Management Board of PKN ORLEN informed that it provided with a corporate guarantee the company Shell Deutschland Oil AG in order to secure the liabilities of its German subsidiary ORLEN Deutschland AG resulting from trading in fuel for the amount of EUR 20 million. The guarantee is valid till 31 January 2005.

4. On 19 February 2004 PKN ORLEN issued corporate guarantees for the following companies: HGM Roland Mineralöl Handel GmbH, Holborn European Marketing Company Ltd., Louis Dreyfus & Cie Mineralöl GmbH, Mabanaft Deutschland GmbH & Co. KG, Deutsche BP Aktiengesellschaft totalling to EUR 22 million and USD 40 million and sureties in form of guarantee letters for the banks: Bayerische-Hypo und Vereinsbank AG, Dresdner Bank AG, Commerzbank AG totalling to EUR 15 million in order to secure the execution of payables by its German subsidiary ORLEN Deutschland GmbH resulting from its trading in fuels. The issued guarantees and sureties will replace current securities issued by PKN ORLEN on 29 July 2003.

5. On 1 March 2004 the Polish State Treasury, following the resignation of Jacek Bartkiewicz from his position as a member of the Supervisory Board of PKN ORLEN, appointed Grzegorz Mroczkowski to replace him. Then, on 2 April 2004 the Polish State Treasury appointed Maciej Kruk as a member of the Supervisory Board of PKN ORLEN, to replace Grzegorz Mroczkowski. On 8 April 2004 the Polish State Treasury appointed Janusz Zielinski as a member of the Supervisory Board of PKN ORLEN, to replace Maciej Kruk.

6. On 8 April 2004 the Extraordinary Shareholders Meeting of PKN ORLEN dismissed Maciej Gierej, Edward Grzywa, Andrzej Kratiuk and Orest Nazaruk from the Supervisory Board, and simultaneously Jacek Walczykowski, Andrzej Wieczorkiewicz, Andrzej Studzinski and Marian Czakanski were appointed to the Supervisory Board.

7. On 16 April 2004 PKN ORLEN informed that it had withdrawn from submitting a binding offer to purchase shares of SNP Petrom S.A. PKN ORLEN is currently involved in a number of privatisation processes in the oil sector in the Central Europe. PKN ORLEN requested twice the Romanian Government to extend the deadline of the submission binding offers due to the need to conduct further, in-depth analysis, taking into account the impact of these processes on the PKN ORLEN's participation in the privatisation of SNP Petrom. However, the Romanian Government decided not to extend the current deadline of 15 April 2004.

8. On 19 April 2004 changes in the contract of partnership of tthe company CPN Marine Service Sp. z o.o. located in Gdansk was registered in the District Court in Gdansk, XII Economic Departament of the National Register Court. They concerned changes in the subject of the activity of the company and extension of its share capital. The share capital was increased from the amount of PLN 50 thousand to the amount of PLN 1,000 thousand – it means by the amount of PLN 950 thousand by issuing 1,900 new shares at the nominal value of PLN 500 each.

   The shares in the increased capital were taken by the sole shareholder – PKN ORLEN and covered in total in the form of money resources. At the same time the name of the company was changed from CPN Marine Service Sp. z o.o. to Centrum Komercjalizacji Technologii Sp. z o.o. The subject of the activity is advisory service concerning running business and management.

9. On 22 April 2004 the Supervisory Board of PKN ORLEN appointed Krzysztof Kluzek as the member of the Management Board. Simultaneously he resigned from the position of the member of the Supervisory Board of PKN ORLEN.

10. On 23 April 2004 PKN ORLEN submitted an offer for the acquisition of 62.99% of the share capital of UNIPETROL, a.s., a company operating in the Czech oil sector, and the purchase of the receivables of Ceska Konsolidacni Agentura ("CKA") towards certain entities directly or indirectly owned by UNIPETROL, as well as for the purchase of 9.76% of the share capital of Spolana, a.s., currently being held by CKA (collectively the "CKA Assets").

11. On 29 April 2004 PKN ORLEN S.A. received a letter from WestLB a financial advisor to Czech National Property Found ("NPF") and a state agency Ceska Konsolidacni Agentura ("CKA"), which stated that the Czech Government selected PKN ORLEN as the successful bidder in the auction for the 62.99% stake in Czech downstream oil and petrochemicals group, UNIPETROL a.s. ("UNIPETROL") held by the NPF.

12. On 30 April 2004 the Management Board made public the joint statement of MOL and PKN ORLEN on the progress of their talks concerning cooperation. On 20 November 2003, MOL and PKN ORLEN signed a Memorandum of Understanding initiating exclusive negotiations to evaluate the potential merits of closer cooperation between the two companies. The Memorandum of Understanding provided for an initial period of exclusive consultation between MOL and PKN ORLEN in respect of the potential cooperation. The Memorandum of Understanding determined the initial period for exclusive consultation concerning future cooperation. The comprehensive analysis conducted jointly during the recent months has clearly indicated to both companies the strong business logic and potential for cooperation. The parties have made substantial progress on the creation of an agreed, detailed cooperation framework, but further discussions are still required to reach a binding agreement and to secure approvals from all relevant governmental and corporate bodies. Cooperation between the parties, which has started on the basis of the Memorandum of Understanding, will be continued upon the progress made so far.

13. On 14 May 2004 PKN ORLEN received an information that the Registered Court in Elmshorn (Germany) registered on 11 May 2004 an increase in the share capital of ORLEN Deutschland Immobilien GmbH located in Elmshorn, Germany. The share capital was increased from EUR 30,000 thousand to EUR 60,000 thousand, i.e. by the amount of EUR 30 million as the consequence of a merger with ORLEN Deutschland GmbH and the change of articles of associations. The capital was increased by PKN ORLEN by cash contribution.

After the registration of the increase in the share capital the total volume of the votes in the company amounts to 1,200,000. At the same time on 11 May 2004 following companies were deregistered as the result of the merger:

- Jewel Tankstellen Nord GmbH (taken over by AMF Service GmbH)
- Orlen Tankstellen Aktiengesellschaft (taken over by AMF Service GmbH)
- NTG Norddeutsche Tankstellen AG (taken over by ORLEN Deutschland Immobilien GmbH)
- AMF Service GmbH (taken over by ORLEN Deutschland GmbH)
- ORLEN Deutschland GmbH (merged with ORLEN Deutschland Immobilien GmbH).

The Register Court also registered the name of the new company - ORLEN Deutschland GmbH (former ORLEN Deutschland Immobilien GmbH). On 27 May 2004 the Registered Court in Elmshorn registered ORLEN Deutschland GmbH as a joint-stock company under the name of ORLEN Deutschland AG. The company specialises in fuel wholesale and retail. PKN ORLEN owns 100 % of the total shares in ORLEN Deutschland GmbH.

14. On 4 June 2004 PKN ORLEN and the National Property Fund of the Czech Republic completed successfully the preparation of the legal documentation of the transaction concerning the privatisation, by the sale of the shares, of UNIPETROL a.s. as well as the sale of certain related assets held by the Czech Consolidation Agency.

15. On 14 June 2004 it has received a note informing that on 11 June 2004 Marian Czakanski had resigned from his position as a member of the Supervisory Board of PKN ORLEN. Marian Czakanski had been appointed to the position of the Ministry of Health.

16. On 24 June 2004 the Polish State Treasury, in accordance with art. 8 p.1 of the Articles of Association, dismissed Janusz Zielinski from the Supervisory Board of PKN ORLEN S.A. At the same time on 24 June 2004 Michal Stepniewski was appointed as a member of PKN ORLEN's Supervisory Board. Michal Stepniewski made a statement that he is not involved in any activity competing with PKN ORLEN and is not a partner in any competing company. He is not a member of any board of a competing capital company and is not on the list of insolvent debtors kept on the record on the National Court Register Act.

17. PKN ORLEN informed on 24 June 2004 that the Ordinary General Shareholders Meeting of PKN ORLEN had appointed Janusz Zielinski as a member of the Supervisory Board of PKN ORLEN. Janusz Zielinski made a statement that he is not involved in any activity competing with PKN ORLEN and is not a partner in any competing company. He is not a member of any board of a competing capital company and is not on the list of insolvent debtors kept on the record on the National Court Register Act.

18. On 28 July 2004 Zbigniew Wrobel resigned from the position of the President of the Management Board of PKN ORLEN. The resignation applied once the new President of the Management Board was appointed by the Supervisory Board.

19. On 28 July 2004 the Supervisory Bard of PKN ORLEN appointed Jacek Walczykowski as the President of the Management Board. Jacek Walczykowski resigned from the position of Vice-President and member of Supervisory Board, as well as from the position of Vice-President and Member of Management Board of Nafta Polska S.A.

20. On 29 July 2004 PKN ORLEN issued surety in the form of guarantee letter to Zurich Versicherung AG to secure the liabilities of ORLEN Deutschland AG for the total amount of EUR 20 million resulting from fuel trading operations. The surety is valid till 31 January 2005. PKN ORLEN holds 100% stake in ORLEN Deutschland AG.

21. On 5 August 2004 Andrzej Wieczorkiewicz resigned from the position of the Supervisory Board Member of PKN ORLEN. Andrzej Wieczorkiewicz did not give reasons for his resignation.

22. On 5 August 2004 the Extraordinary Meeting of Shareholders dismissed from the Supervisory Board: Jan Waga, Ryszard Lawniczak, Andrzej Studzinski, Krzysztof Szlubowski, Janusz Zielinski, and appointed to the Supervisory Board: Jacek Bartkiewicz, Raimondo Eggink, Maciej Gierej, Krzysztof Lis, Malgorzata Okonska-Zaremba, Piotr Osiecki, Ireneusz Wesolowski, Krzysztof Zyndul.

23. The Management Board of PKN ORLEN informed that on 12 August 2004 it had received from one of its shareholders Bengodi Finance S.A. located in Warsaw the official letter informing, that Bengodi Finance located in Warsaw took in the District Court in Warsaw, XV Economic Department, legal action in order to state the invalidity of the resolution of the General Meeting of Shareholders. The action concerns stating invalidity of the resolution no. 14 of the Extraordinary Meeting of Shareholders of PKN ORLEN S.A. dated 5 August 2004 on appointment of the President of the PKN ORLEN's Supervisory Board.

24. The Supervisory Board of PKN ORLEN S.A. analysed the process of appointment of the President of the Management Board of PKN ORLEN S.A, Jacek Walczykowski. The Supervisory Board on 16 August 2004 decided to dismissed Jacek Walczykowski from the position of the President of the Management Board – General Director. The resolution was made unanimously. On 16 August 2004 the Supervisory Board decided unanimously to appoint Janusz Wisniewski, the former Vice President of the Management Board, as the acting President of the Management Board up to the date of appointment a new President on the basis of the Supervisory Board's procedure. The Supervisory Board accepted the principles of appointment of a new President with an active participation of the previous personnel advisor.

25. On 18 August 2004 PKN ORLEN S.A. received an information that on 11 August 2004 the Register Court in Krakow registered an increase in the share capital of the company ORLEN Oil. The share capital was increased from PLN 43,558 thousand by the amount of PLN 31,535 thousand. The stake in the increased share capital was covered in whole by PKN ORLEN in the form of cash contribution. After the increase of the share capital of ORLEN Oil the stake of PKN ORLEN S.A. rose from 9% to 47,2%. Remaining shares are possessed by Rafineria Trzebinia S.A. (43,8%), Rafineria Jedlicze S.A. (4,5%), Rafinenria Czechowice S.A. (4,5%). Each share gives right the right to only one voice during the General Meeting of Shareholders. The purpose of the increase of the share capital is to acquire resources for partly financing of the acquisition of ORLEN Oil's assets being the element of the oil department of PKN ORLEN S.A. These tasks are connected with the strategy of consolidation of the oil assets of PKN ORLEN around ORLEN Oil in order to create the uniform centre managing the oil segment in PKN ORLEN S.A.

26. On 10 September 2004 ORLEN Eko Sp. z o.o. ("ORLEN Eko"), a limited liability company with its head office in Plock, was registered by the District Court in Warsaw, XXI Economic Department. PKN ORLEN owns 100 % of the shares, which have a par value PLN 500 each, representing 100% of votes at the general meeting of shareholders. The shares in ORLEN Eko, i.e. 4,000 shares were paid for by PKN ORLEN in the form of cash contribution of PLN 2,000 thousand. ORLEN EKO specializes in waste disposal.

27. On 17 September 2004 the Supervisory Board of PKN ORLEN approved by its resolution (no. 439/2004) the unified text of the Articles of Association of PKN ORLEN.

28. On 21 September 2004 the Supervisory Board of PKN ORLEN unanimously decided to appoint Igor Chalupec to the position of President of the Management Board with the effect on 1 October 2004. The appointment was made according to procedures earlier agreed by the Supervisory Board. Before the appointment decision was made, the Supervisory Board had individual conversations with all the candidates who qualified for inclusion on the short list.

- **Ship-Service S.A.**

The company received the duty-free import quota for navy fuels with significant delay, i.e. at the beginning of September 2003. As a result the Company had to import fuel with duty, which has a substantial impact (25%) on the cost of purchased goods.

- **Anwil S.A.**

On 27 May 2004 the Ordinary Shareholders Meeting of ANWIL S.A. made a resolution concerning the distribution of profit generated by the company during the year 2003 in the amount of PLN 60,472,074.24 as follows: 0.5 of the profit on the capital reserve, 0.5 of the profit on the acquiring of the own bearer shares at the price of PLN 13.43 each in order to provide provision for them. To execute the resolution, the Management Board of ANWIL arranged on 8 June 2004 the procedure of redemption of own shares as follows:

- the subject of redemption are only bearer shares (15% of the share capital belonging to dispersed shareholders),
- the volume of 2,249,739 shares is subject to redemption,
- the amount of PLN 30,236,037.12 from the profit generated by the company in 2003 is destined for financing the acquiring own shares in order to redemption of shares,
- the value of PLN 13,43 is agreed for an each share being subject to redemption,
- the deadline for announcements in the daily press concerning launching the process of acquiring the shares by the company represented by the Management Board of ANWIL is 20 June 2004,
- the deadline for signing the sale agreements by current shareholders is 31 October 2004,
- the deadline for the Extraordinary Meeting of Shareholders of ANWIL to make a resolution concerning the provision of shares, a resolution concerning the decrease of the share capital of Anwil S.A. and a resolution concerning using an unexploited amount is 31 December 2004.

The process of signing the bearer shares sale agreements were launched on 1 July 2004.

- **Petrotel Sp. z o.o.**

On 20 February 2003 the company received the telecommunication licence no. 45/2003/Z from the President of Telecommunication and Post Regulatory Office. The licence allows for operating of public stationary telephone network, including number allocation in Poland.

- **Rafineria Trzebinia S.A.**

On the grounds of the Resolution of the Extraordinary Meeting of Shareholders of Rafineria Trzebinia S.A., made on 15 January 2004 concerning purchasing of own shares in aim of their redemption, Rafineria Trzebinia S.A. purchased till 15 April 2004 4,654 shares from 24 minority shareholders with the nominal value of PLN 46,540.00 at the purchasing price in the amount of PLN 62,829.00. Purposely the decrease of the share capital by PLN 46,540.00 it means from PLN 43,041,890.00 to PLN 42,995,350.00 is to take place.

- **ORLEN Transport Plock Sp. z o.o.**

In connection with preparing the process of joining three transportation companies ORLEN Transport Plock Sp. z o.o., ORLEN Transport Warszawa Sp. z o.o. and ORLEN Transport Poznan Sp. z o.o., as required under the Commercial Code, the minority shareholders of the companies being taken over (ORLEN Transport Warszawa Sp. z o.o. and ORLEN

Transport Poznan Sp. z o.o.) have the possibility to sell their shares in the company ORLEN Transport Plock Sp. z o.o. The shareholders that do not take advantage of this right will take the stakes (according to the exchange parity) in the increased share capital of ORLEN Transport Plock Sp. z o.o.

ADDITIONAL INFORMATION

INFORMATION ABOUT SIGNIFICANT AGREEMENT

Important agreements the Dominant Company entered into in the first half of 2004:

1. On 31 December 2003 PKN ORLEN S.A. concluded following yearly agreements:
   - with BP Polska Spolka z o.o. The subject of the deal is sale of gasoline and diesel oil to the company BP Polska Sp. z o.o. in 2004. An estimated value of the transaction amounts to about PLN 3,342,000 thousand (gross).
   - with SHELL Polska Spolka z o.o. The subject of the deal is sale of gasoline and diesel oil to the company SHELL Polska Sp. z o.o. in 2004. An estimated value of the transaction amounts to PLN 1,920,000 thousand (gross).

2. On 9 January 2004 PKN ORLEN S.A. was informed that on 6 January 2004 Basell Orlen Polyolefins Sp. z o.o. located in Plock ('Joint-Venture Company') - joint venture company consisted of PKN ORLEN and Basell Europe Holdings B.V. located in Haarlemmermeer w Holland ('BEH') – signed advisory service agreement between PKN ORLEN, Joint-Venture Company and BEH ('Advisory Services Agreement'); at the same time PKN ORLEN S.A. concluded an agreement with Joint Venture Company on building infrastructure and its financing ('OSBL Agreement').

3. On 21 April 2004 the Dominant Company arranged a preliminary deal on sale of all the possessed shares (9.600 shares constituting 40% of the share capital) in the company Flexpol Sp. z o.o. located in Plock (Flexpol). The book value of the shares amounts to PLN 4,8 million, whereas the selling price amounts to PLN 7,2 million. Arranging the deal of sale of Flexpol shares depends on following conditions:
   - Sale by the Company to the investor all the fittings rented currently by Flexpol from the Company, as well a real estate, part of which is currently rented by Flexpol from the Company; at the same time the sale of the real estate and fittings requires an approval of the General Meeting of Shareholders of the Company, and
   - getting by the investor approval of the Chairman of the Polish Office for Protection of Competition and Customers concerning acquiring shares of Flexpol. It is estimated that the gross profit for the Company on this transaction, after selling shares and repurchase of shares by the investor, should amount to about PLN 16 million. Moreover it is expected, that Flexpol will pay to the present shareholders PLN 3 million dividend for the year 2004, it means PLN 1,2 million to PKN ORLEN.

4. On 4 June 2004 PKN ORLEN S.A. concluded a deal with Czech National Property Fund ('NPF') on acquiring, on condition that all the necessary approvals of regulation bodies are obtained, 114,224,038 bearer shares of the company UNIPETROL a.s., at the nominal value of CZK 100 each ('UNIPETROL Shares'), which accounts for about 62,99% of all the issued and existing shares of UNIPETROL a.s (reference to p.1.2 of the financial statements).

5. On 1 July 2004 PKN ORLEN S.A. concluded an agrement on sale of the assets being an organized part of an enterprise operating within the structure of the Company as the Oil Department at a total net price of PLN 47,391,125.96 (forty seven millions three hundred ninety one thousand hundred twenty five 96/100 zlotys). The purchaser of the mentioned assets is ORLEN Oil Sp. z o.o. located in Krakow. The transaction is another step of the restructuring process conducted by PKN ORLEN S.A. The purpose of this project is an integration of production and sales of engine oils and lubricants within PKN ORLEN Capital Group. On the day of signing the agreement PKN ORLEN possessed a 9% stake in the share capital of ORLEN Oil Sp. z o.o.

Other companies of Capital Group entered into following agreements in the first half of 2004 (not mentioned in the part concerning the Dominant Company):

- **Basell Orlen Polyolefins Sp. z o.o.**

On the grounds of the agreement concerning building infrastructure and its financing ('OSBL Ageement') PKN ORLEN S.A. obliged itself to design and complete the elements of external infrastructure. The objects will be built on the premises of PKN ORLEN S.A., joined with the current infrastructure of PKN ORLEN and will be an integral part of its property. According to the OSBL Agreement Joint Venture Company will cover all the expenditures of PKN ORLEN S.A. incurred in connection with completion of design documentation of the objects, their construction and introduction – in the total amount equalling EUR 12,600 thousand.

In relation to the OSBL Agreement on 9 January 2004 the Direct Agreement was concluded between PKN ORLEN S.A., Joint Venture Company and Kredyt Bank S.A. acting as Security Agent in connection with financing granted Joint Venture Company by the consortium of banks organized by the Bank of Tokyo Mitsubishi, KBC, Societe Generale and European Bank of Restructure and Development. The above Direct Agreement imposes among others certain restrictions on the possibility of discontinuing by either PKN ORLEN S.A. or Joint Venture Company performing certain tasks being an integral part of the OSBL Agreement.

As a result of concluding the agreement from 19 December 2003 concerning loan for realization of the project and current credit in the amount of EUR 350 million, a range of supplementary agreements were signed in the first half of 2004. They were the condition on which the loans were granted.

- **ORLEN Deutschland AG**

1. On 27 January 2004 PKN ORLEN S.A. granted a guarantee for the corporate company Shell Deutschland Oil GmbH in order to secure completion of duties by its German subsidiary ORLEN Deutschland AG resulting from the trade in fuels in the total amount of EUR 40 million. This guarantee is valid up to 31 December 2005.
2. On 26 January 2004 ORLEN Deutschland signed the agrement with the company Deutsche BP Aktiengesellschaft concerning fuel deliveries for the ORLEN service stations in Germany during the period from 1 January 2004 to 31 December 2004. The agreement determines particularly places of receipt of fuel, expected amounts of deliveries of particular products as well the metod of calculating process for particular deliveries. BP will supply on the basis of the agreement about 1,050 thousand cubic metres of fuel in the whole 2004 for the total value of about EUR 750 million.
3. On 19 February 2004 PKN ORLEN S.A. issued guarantees for the corporate companies HGM Roland Mineralöl Handel GmbH, Holborn European Marketing Company Ltd., Louis Dreyfus & Cie Mineralöl GmbH, Mabanaft Deutschland GmbH & Co. KG, Deutsche BP Aktiengesellschaft at the total value of EUR 22 million and USD 40 million and sureties in the form of guarantee letters for such banks as Bayerische-Hypo und Vereinsbank AG, Dresdner Bank AG, Commerzbank AG at the total value of EUR 15 million in order to secure completion of duties by its German subsidiary ORLEN Deutschland AG resulting from trading in fuels. Issued guarantees and sureties will replace currently valid securities granted on 29 July 2003 on the basis of the Issuer's sureties. Guarantees and sureties are valid up to 31 January 2005.
4. On 29 July 2004 PKN ORLEN S.A. granted the surety in the form of guarantee letter for the bank Zürich Versicherung AG at the total value of EUR 20 million in order to secure completion of duties by its German subsidiary ORLEN Deutschland AG resulting from trading in fuels. The surety is valid up to 31 January 2005.
5. On 6 September 2004 ORLEN Deutschland AG concluded the yearly contract with Shell Oil Deutschland GmbH. The subject of the agreement is sale of about 350-450 thousand cubic metres of gasoline and engine oil to the company ORLEN Deutschland AG in 2004. The estimated value of the transaction amounts to about EUR 360 million.

- **Rafineria Trzebinia S.A.**

On 29 March 2004 agreements were signed with the company Prochem on general completion of installation of hydrorefinery of paraffin.

- **ORLEN Powiernik Sp. z o.o.**

On 1 January 2004 the company ORLEN Powiernik Sp. z o.o.. purchased from Citibank Handlowy the volume of 1,287 bond, issued by PKN ORLEN S.A. with nominal value of PLN 10.000 each, at the purchasing price of PLN 9,874.97 each in order to allocate available money resources.

- **Anwil S.A.**

In January 2004 Anwil S.A. signed the contract with the German company UHDE GmbH on modernization and extension of the existing production plant of chlorine and soda lye. The value of the contract amounts to EUR 19,450,000. Within this contract the company UHDE will deliver the licence, initial project and technical project and elementary device for the plant of chlorine. ANWIL will be responsible for the purchase of the other fittings and

resources and the execution of building and assembling work.

INFORMATION ON PRIMARY PRODUCTS AND SERVICES, AND ON MARKETS AND SOURCES OF SUPPLY WITH ENUMERATION OF SUPPLIERS

Consolidated companies	Basic products and services	Markets (area of operations)	Dominating suppliers	Sales value in PLN thousand
Dominant Company				
PKN ORLEN S.A.	leaded and unleaded gasoline, diesel, heating, and special oils, lubricants, bitumen, ethylene, propylene, butadiene, glycols, phenol, acetone	Poland and Europe	J&S Service&Investment Ltd	12,955,458
Subsidiaries				
Rafineria Trzebinia S.A.*	gasolines, heating and base oils, lubricants, bitumen, special oils, paraffin and paraffin specifics, car cosmetics	domestic market and export	PKN ORLEN S.A., ORLEN Petrotank Sp. z o.o., Petrocentrum Sp. z o.o., ZZGNiG	877,529
Rafineria Nafty Jedlicze S.A.*	engine gasoline, diesel and heating oils, lubricants, gasolines and paraffins, paraffin products (components)	domestic market and export	ORLEN PetroTank Sp. z o.o. PETROLINVEST sp. z o.o. J.S Energy Warszawa, KGNiG Sanok, ORLEN PetroCentrum Sp. z o.o.	271,880
IKS Solino S.A.	brine, evaporated, iodinated salt, salt tablets, fuel storage service in PMRiP	domestic market and export	Janikowskie Zaklady Sodowe Janikosoda S.A.	55,400
Anwil S.A.*	polyvinyl chloride, sodium hydrate, ammonium nitrate, CANWIL- nitro-chalk, granulated PCV	domestic market and export	PKN ORLEN S.A., PGNiG S.A.,	790,697
ORLEN-Oil Sp. z o.o.*	engine, industrial, technological oils, lubricants, utilizing liquids, base oils	domestic market and export	PKN ORLEN S.A. INFINEUM UK Ltd. Great Britain	248,036
ORLEN Asfalt Sp. z o.o.	Road, processed industrial bitumen, asphalt components	domestic market and export	PKN ORLEN S.A. Rafineria Trzebinia S.A.	147,363
ORLEN PetroTank Sp. z o.o.	Engine gasoline, heating, diesel oils and liquid gas	Poland	PKN ORLEN S.A., ORLEN Petrocentrum Sp. z o.o.	472,165
ORLEN PetroProfit	engine gasoline, diesel, heating, engine, industrial oils, LPG,		PKN ORLEN S.A., ORLEN Petro Centrum Sp. z o.o.,	

Sp. z o.o.*	preparation and sales of refrigerating oils, polyethylene, polypropylene	eastern Polska	Petrotank Sp. z o.o.	205,768
ORLEN PetroCentrum Sp. z o.o.	engine gasoline, heating and diesel oils, and liquid gas	central and north-western Poland	PKN ORLEN S.A.	558,517
Petrolot Sp. z o.o.	aircraft fuel Jet A-1, aircraft gasoline 100LL, car fuels	domestic and foreign airlines, mazowieckie region	PKN ORLEN S.A. Osrodek Badawczo Rozwojowy Przemyslu Rafineryjnego w Plocku	238,548
ORLEN Morena Sp. z o.o.	engine gasoline, diesel, heating oils, propan-butan, logistics service	northern Poland	PKN ORLEN S.A. ORLEN PetroCentrum Sp. z o.o. ORLEN PetroTank Sp. z o.o.	110,670
Ship - Service S.A. *	oil, used up oil	Domestic and foreign harbours (in Klajpeda, in Lithuania)	PKN ORLEN S.A. Litasco Ltd. Lietkomerc	104,615
ORLEN PetroZachod Sp. z o.o.	engine gasoline, diesel, heating oils, gas, Petrygo liquid, plastics	Poland, wielkopolskie, lubuskie, dolnoslaskie, zachodniopomorskie region	PKN ORLEN S.A. ORLEN PetroTank Sp. z o.o. ORLEN PetroCentrum Sp. z o.o., ORLEN GAZ Sp. z o.o., Hadex GAZ	251,589
ORLEN Deutschland (activity in Germany)	engine gasoline, heating, diesel oils, liquid gas	northern Germany	BP/Aral, Shell, Total, Mabanaft,	4 173,093
ORLEN Gaz Sp. z o.o.	sale of liquid gas	domestic market and export	PKN ORLEN S.A.	196,874
Zaklad Budowy Aparatury S.A.	production, sale and repairs of chemical installation (pipes to heat exchangers, cyclone pipes, tanks, coolers, stalls)	Poland	Rautaruki, Huta Czestochowa, Huta Pokoj, Kuznia Gdanska, Huta Andrzej, SLOVRUR,	7,236
Petrotel Sp. z o.o.	telecommunication services, GSM activation services, materials	Plock and the environs	Polkomtel, Limeks Sp. z o.o.	15,807
ORLEN Projekt S.A.	design and typographical services	domestic market and export	-	8,431
ORLEN Medica Sp. Z o.o.	health care services	domestic market	-	7,697
ORLEN Automatyka Sp. z o.o.	installation, repairs and maintenance of control and measuring device, apparatuses and fittings	Poland	Zaklady Automatyki POLNA S.A.- PPH MAR-JAN S.J., INTROL Sp. z o.o.	10,967
ORLEN Wir Sp. z o.o.	repair services (compressors and turbinek)	Poland	„ALFA PLOCK" Pawel Porebski TRANSFER – BIS, Plock TRANSFER, Plock	3,249

			POLITEKNO, Krakow	
ORLEN Transport Plock Sp. z o.o.	ADR transport, transport of goods and people, spedition, repairs, maintenance, sale of Petrygo, Ekotermu, fuels	Poland and Europe	PKN ORLEN S.A.	35,803
ORLEN Transport Szczecin Sp. z o.o.	transport services	Poland, zachodniopo-, morskie,lubuskiewielkopolskie, pomorskie region	PKN ORLEN S.A. ORLEN Morena Sp. z o.o.	2,211
ORLEN Transport Krakow Sp. z o.o.	transportation services, sale of fuels, diagnostic services	Poland and Europe	PKN ORLEN S.A., ORLEN PetroTank Sp. z o.o.,	13,558
ORLEN Transport Lublin Sp. z o.o.	transportation, logistic and maintenance services	Poland and Europe	PKN ORLEN S.A. Renault Truck Polska Sp. z o.o.	5,854
ORLEN Transport Nowa Sol Sp. z o.o.	transportation services; sale of fuels	Poland, lubuskie, dolnoslaskie and partly zachodniopomorskie and wielkopolskie region	PKN ORLEN S.A. ORLEN Morena Sp. z o.o.	9,437
ORLEN Transport Slupsk Sp. z o.o.	motor and transportation services, sale of fuels	domestic market	PKN ORLEN S.A.	10,255
ORLEN Transport Olsztyn Sp. z o.o.	transportation services	domestic market	PKN ORLEN S.A. ORLEN Morena Sp. z o.o.	8,060
ORLEN Transport Kedzierzyn Kozle Sp. z o.o.	transportation, logistic and maintenance services, sale of cars and fuels	Poland and Europe	PKN ORLEN S.A., Fiat Auto Poland S.A., Rafineria Trzebinia S.A	11,095
ORLEN KolTrans Sp. z o.o.	management of tankers cars and auxiliary activity	Poland	PKN ORLEN S.A., Przedsiebiorstwo Wielobranzowe TECHMAX sp.j.	13,540
ORLEN Budonaft Sp. z o.o.	construction, maintenance and modernizations of service stations	Poland	BRUGG, AGROSTAL,	11,693
ORLEN Laboratorium Sp. z o.o.	laboratory services	Poland	Polskie Odczynniki Chemiczne S.A., Linde Gaz Polska Sp. z o.o., Inkom Instruments Co.; Boc-Gazy Sp. z o.o.	19,417
ORLEN Powiernik Sp. z o.o.	trust services to PKN ORLEN	Plock	PKN ORLEN S.A.	30
Joint Ventures				
Basell Orlen Polyolefins Sp. z o.o.	polyethylen, polypropylen, trust services to Basell Polyolefins Company	domestic market, export	PKN ORLEN S.A.,	480,133

Associated companies				
Naftoport Sp. z o.o.	reloading services	domestic and foreign customers	-	39,869
Chemiepetrol Sp. z o.o.	glycols, phenol, acetone	Germany	Polish chemical plants	15,961
Flexpol Sp. z o.o.	production and packaging of foils	domestic market, export	PKN ORLEN S.A. Basell ORLEN Polyolefins	42,545

* jointly capital group

TRANSACTIONS WITH RELATED ENTITES

Transactions with related entities, where value of single transaction or total value of transactions during the first half of the year 2004 exceeds a PLN equivalent of EUR 500 thousand:

No	Name of business partners	Sales in PLN thousand	Purchases in PLN thousands
1.	ORLEN Gaz Sp. z o.o.	121 892	93 975
2.	ORLEN PetroProfit Sp. z o.o.	50 650	7 095
3.	ORLEN PetroTank Sp. z o.o.	357 942	5 443
4.	Inowroclawskie Kopalnie Soli "SOLINO" S.A.	451	14 753
5.	ORLEN PetroCentrum Sp. z o.o.	551 708	3 119
6.	Petrotel Sp. z o.o.	864	4 919
7.	PETROLOT Sp. z o.o.	223 367	747
8.	Rafineria Trzebinia S.A.	26 770	1 928
9.	Rafineria Nafty Jedlicze S.A.	2 526	2 129
10.	SHIP-SERVICE S.A.	42 212	226
11.	ANWIL S.A.	166 784	752
12.	ORLEN Oil Sp. z o.o.	105 696	294
13.	Flexpol Sp. z o.o.	6 414	0
14.	Wisla Plock Sportowa S.A.	12	7 292
15.	ORLEN Medica Sp. z o.o	83	2 627
16.	ORLEN PetroZachod Sp. z o.o.	90 092	4 741
17.	ORLEN Projekt S.A.	233	4 405
18.	ORLEN Ochrona Sp. z o.o.	292	13 577
19.	Zaklad Budowy Aparatury S.A.	1 486	3 043
20.	ORLEN Transport Plock Sp. z o.o.	26 056	7 247
21.	ORLEN Automatyka Sp.z o.o.	252	8 985
22.	ORLEN Budonaft Sp. z o.o.	391	8 953
23.	Serwis Mazowsze Sp. z o.o.	102	2 548
24.	ORLEN Transport Olsztyn Sp. z o.o.	1 898	2 606
25.	ORLEN Transport Lublin Sp. z o.o.	497	3 570
26.	ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	914	2 849
27.	ORLEN Transport Poznan Sp. z o.o.	957	3 716
28.	ORLEN Transport Slupsk Sp. z o.o.	3 846	2 448
29.	ORLEN Transport Krakow Sp. z o.o.	3 767	3 144
30.	ORLEN Transport Warszawa Sp. z o.o.	179	2 909
31.	ORLEN Transport Nowa Sol Sp. z o.o.	274	5 606
32.	Zaklad Urzadzen Dystrybucyjnych Sp. z o.o.	0	4 822
33.	ORLEN KolTrans Sp. z o.o.	2 754	7 942
34.	ORLEN Asfalt Sp. z o.o. (formerly Bitrex Sp. z o.o.)	113 023	1 576
35.	ORLEN Morena Sp. z o.o.	27 463	145

36.	BASELL ORLEN POLYOLEFINS Sp. z o.o.	356 422	3 658
37.	ORLEN Laboratorium Sp. z o.o.	1 272	18 004
38.	PPHU Piast Sp. z o.o.	19 855	8
39.	Petro-Oil Lubelskie Centrum Sprzedazy Sp. z o.o.	170	4 893
40.	Petro-Oil Malopolskie Centrum Sprzedazy Sp. z o.o.	1 350	3 570
41.	Petro-Oil Wielkopolskie Centrum Sprzedazy Sp. z o.o.	685	3 707
42.	Petro-Oil SEEWAX Sp. z o.o.	148	6 272
43.	Petro - Oil Slaskie Centrum Sprzedazy Sp. z o.o.	0	3 090
44.	Petro-Oil Dolnoslaskie Centrum Sprzedazy Sp. z o.o.	11	5 528
45.	Petro-Oil Pomorskie Centrum Sprzedazy Sp. z o.o.	2	6 465

Transactions with related entities were presented above using the arithmetic average of the exchange rates published by the National Bank of Poland for the last day of each month in the period from 1 January 2004 to 30 June 2004 – equal – 4.7311 PLN/EUR.

CHANGES IN THE COMPOSITION OF THE DOMINANT COMPANY AND IN THE CONSOLIDATED COMPANIES' MANAGEMENT AND SUPERVISORY BOARDS DURING THE FIRST HALF OF THE YEAR 2004

Following persons were members of the Management Board of PKN ORLEN S.A. in the period from 1 January 2004 to 30 June 2004:

Zbigniew Wrobel	President of the Management Board General Director since 8 February 2002
Slawomir Golonka	Vice-President of the Management Board since 8 February 2002 Vice-President of the Management Board for Sales since 12 March 2002 Vice-President of the Management Board for Strategy and Capital Investments since 4 May 2004
Andrzej Macenowicz	Member of the Management Board since 8 February 2002 Vice-President of the Management Board since 7 March 2002 Vice-President of the Management Board for Human Resources and Management Systems since 12 March 2002
Janusz Wisniewski	Vice-President of the Management Board since 7 March 2002 Vice-President of the Management Board for Development and Production from 12 March 2002 Vice-President of the Management Board for Production, Wholesale and Logistics since 4 May 2004
Jacek Strzelecki	Vice-President of the Management Board, Chief Financial Officer since 11 July 2002
Krzysztof Kluzek	Member of the Management Board since 22 April 2004 Member of the Management Board for Retail Sale and Marketing since 4 May 2004

In the reporting period supervision over the activity of the Dominant Company was performed by the Supervisory Board constituted by following people:

Maciej Gierej	Member of the Supervisory Board since 21 February 2002 to 28 June 2002 Chairman of the Supervisory Board since 28 June 2002 to 8 April 2004
Edward Grzywa	Member of the Supervisory Board since 21 February 2002 to 8 April 2004
Krzysztof Kluzek	Member of the Supervisory Board since 21 February 2002 to 22 April 2004
Andrzej Kratiuk	Member of the Supervisory Board since 21 February 2002 to 8 April 2004
Ryszard Lawniczak	Member of the Supervisory Board since 21 February 2002
Grzegorz Mroczkowski	Member of the Supervisory Board since 1 March 2004 to 2 April 2004
Krzysztof Szlubowski	Member of the Supervisory Board since 21 February 2002
Jan Waga	Member of the Supervisory Board since 21 February 2002 Vice Chairman of the Supervisory Board since 7 March 2002 to 8 April 2004 Chairman of the Supervisory Bard since 8 April 2004
Maciej Andrzej Kruk	Member of the Supervisory Board since 2 April 2004 to 8 April 2004
Jacek Bartkiewicz	Member of the Supervisory Board since 25 March 2003 to 1 March 2004
Orest Andrzej Nazaruk	Member of the Supervisory Board since 17 April 2003 to 8 April 2004 Secretary of the Supervisory Board since 14 May 2003 to 8 April 2004
Janusz Zielinski	Member of the Supervisory Board since 8 April 2004
Marian Czakanski	Member of the Supervisory Board since 8 April 2004 to 11 June 2004
Andrzej Studzinski	Member of the Supervisory Board since 8 April 2004
Jacek Walczykowski	Member of the Supervisory Board since 8 April 2004 Vice Chairmen of the Supervisory Board since 8 April 2004
Andrzej Wieczorkiewicz	Member of the Supervisory Board since 8 April 2004 Secretary of the Supervisory Board since 8 April 2004
Michal Stepniewski	Member of the Supervisory Board since 24 June 2004

Members of the Management and Supervisory Boards in companies of the Capital Group PKN ORLEN S.A. as at 30 June 2004 (below Supervisory Board members include only those representing PKN ORLEN SA)

The companies of a greatest meaning when considering turn-over and equity:

Rafineria Trzebinia S.A.	President	Grzegorz Slak
	Member of the Management Board	Pawel Kaliciak, Wozniakowski Eugeniusz
	Supervisory Board	Janusz Wisniewski – Chairman of the Supervisory Board Piotr Kearney, Andrzej Sikora, Danuta Kowalska, Grzegorz Wolinski
Rafineria Nafty Jedlicze S.A.	President	Krzysztof Janas
	Member of the Management Board	Adam Kozak, Ryszard Szyszlak
	Supervisory Board	Andrzej Macenowicz - Chairman of the Supervisory Board Czeslaw Bugaj, Andrzej Stegenta, Tomasz Gryzewski, Marian Lyko
IKS „Solino" S.A.	President	Czeslaw Misterski
	Member of the Management Board	Piotr Mrozinski, Jolanta Uzarczyk-Gerus,
	Supervisory Board	Andrzej Macenowicz - Chairman of the Supervisory Board Marek Bakula, Piotr Kearney, Wojciech Gurgacz
Anwil S.A.	President	Benedykt Michewicz
	Member of the Management Board	Teresa Szeligowska, Krzysztof Kaminski, Wojciech Radomski
	Supervisory Board	Janusz Wisniewski - Chairman of the Supervisory Board Jacek Strzelecki, Stefan Garus, Janusz Zielinski
Naftoport Sp. z o.o.	President	Tadeusz Zakrzewski
	Member of the Management Board	Andrzej Radzikowski
	Supervisory Board	Andrzej Macenowicz - Chairman of the Supervisory Board Wladyslaw Wawak, Witold Czaja
ORLEN -Oil Sp. z o.o.	President	Marian Andrzej Lyko
	Member of the Management Board	Adam Gebala, Wojciech Glaziewicz
	Supervisory Board	Slawomir Golonka - Chairman of the Supervisory Board Janusz Wisniewski
Basell Orlen Polyolefins Sp. z o.o.	President	Hartmut Luker
	Member of the Management Board	Karol Marek Sep, Willem Adolf Eduardus Waelput, Malgorzata Wisnicka-Hincza
	Supervisory Board	Zbigniew Wrobel - Chairman of the Supervisory Board

		Slawomir Golonka
ORLEN Asfalt Sp. z o.o.	President	Wojciech Hetkowski
	Member of the Management Board	Mirosław Wrona, Andrzej Zdzienicki, Arkadiusz Szyszka
	Supervisory Board	Janusz Wisniewski - Chairman of the Supervisory Board Marcin Krupa, Malgorzata Murawa-Swiatkiewicz Tomasz Kwiecien

Fuel companies:

ORLEN PetroTank Sp. z o.o.	President	Roman Lewandowski
	Member of the Management Board	Andrzej Swiatkowski, Artur Dybowski
	Supervisory Board	Stefan Garus - Chairman of the Supervisory Board Tomasz Woloch, Andrzej Anklewicz
ORLEN PetroProfit Sp. z o.o.	President	Jan Serwa
	Member of the Management Board	Jacek Stodolkiewicz, Ewa Josko
	Supervisory Board	Krzysztof Gawlowski - Chairman of the Supervisory Board Wojciech Ostrowski, Bogdan Leski
ORLEN PetroCentrum Sp. z o.o.	President	Jozef Janiszewski
	Member of the Management Board	Aniela Michalik
	Supervisory Board	Tomasz Osowiecki - Chairman of the Supervisory Board Alicja Kaminska, Jozef Wieckowski
Petrolot Sp. z o.o.	President	Jan Kujawa
	Member of the Management Board	Wojciech Weiss, Krzysztof Czujkowski
	Supervisory Board	Kazimierz Klek - Chairman of the Supervisory Board Zbigniew Naskretski
ORLEN PetroZachod Sp. z o.o.	President	Krzysztof Badura
	Member of the Management Board	Przemyslaw Lesnik, Zenon Gawron
	Supervisory Board	Maciej Wojciechowski - Chairman of the Supervisory Board Jaroslaw Sosinski
Ship – Service S.A.	President	Jerzy Krzystyniak
	Member of the Management Board	Edmund Kazimierz Runowicz, Dariusz Sabalski
	Supervisory Board	Bogdan Zegar - Chairman of the Supervisory Board Andrzej Anklewicz

		Janusz Girszewski
ORLEN Morena Sp. z o.o.	President	Izabella Olszewska
	Member of the Management Board	Wanda Zubrycka
	Supervisory Board	Pawel Wysocki - Chairman of the Supervisory Board Aneta Pankowska
ORLEN Deutschland AG	President	Jean-Jaques Verschueren
	Member of the Management Board	Michal Jonczynski, Josef Niedworok
	Supervisory Board	Slawomir Golonka - Chairman of the Supervisory Board Piotr Kearney, Jacek Strzelecki, Robert Bednarski, Zbigniew Naskretski

LPG trading companies:

ORLEN Gaz Sp. z o.o.	President	Andrzej Rokicki
	Member of the Management Board	Bernard Cichocki, Krzysztof Pius
	Supervisory Board	Bazyli Samojlik - Chairman of the Supervisory Board Dariusz Kusiak, Grazyna Tomala

Companies from restructuring of the Dominant Company:

Zaklad Budowy Aparatury S.A.	President	Antoni Jagodzinski
	Member of the Management Board	Leszek Luniewski
	Supervisory Board	Robert Bednarski - Chairman of the Supervisory Board Jacek Stanik, Danuta Kozlowska
Petrotel Sp. z o.o.	President	Marian Ostrowski
	Member of the Management Board	Ewa Raczynska, Janusz Sawicki
	Supervisory Board	Jerzy Bielec - Chairman of the Supervisory Board Artur Parlicki
ORLEN Projekt S.A.	President	Zbigniew Rakowiecki
	Member of the Management Board	Tomasz Sieradzki
	Supervisory Board	Konstanty Makal - Chairman of the Supervisory Board Przemyslaw Grabowski, Andrzej Czarzasty
ORLEN Medica Sp. z o.o.	President	Pawel Reszelski
	Member of the Management Board	Wojciech Szumski

	Supervisory Board	Jerzy Adamus - Chairman of the Supervisory Board Malgorzata Olaszkiewicz Jozef Kurek
ORLEN Laboratorium Sp. z o.o.	President	Andrzej Plewicki
	Member of the Management Board	Adam Wisniewski
	Supervisory Board	Zbigniew Naskretski – Chairman of the Supervisory Board Krystyna Zelechowska

Maintenance companies of the Dominant Company:

ORLEN Automatyka Sp. z o.o.	President	Kazimierz Betlejewski
	Member of the Management Board	Jerzy Klatte
	Supervisory Board	Waldemar Pobierzyn - Chairman of the Supervisory Board Tomasz Kraszewski
ORLEN Wir Sp. z o.o.	President	Jozef Swiatczak
	Member of the Management Board	Witold Kapela
	Supervisory Board	Zdzislaw Nicewicz – Chairman of the Supervisory Board Zbigniew Belka

Transportation companies of the Dominant Company:

ORLEN Transport Plock	President	Jerzy Jasinski
Sp. z o.o.	Member of the Management Board	Roman Rutecki, Remigiusz Miecznikowski
	Supervisory Board	Marek Bakula - Chairman of the Supervisory Board Elwira Lewtak
ORLEN Transport Szczecin	President	Pawel Hapczyk
Sp. z o.o.	Member of the Management Board	Bogdan Biskupski
	Supervisory Board	Artur Falkiewicz - Chairman of the Supervisory Board Malgorzata Malkiewicz
ORLEN Transport Krakow	President	Robert Zaklika
Sp. z o.o.	Member of the Management Board	Marek Misiejko
	Supervisory Board	Grazyna Tomala - Chairman of the Supervisory Board Tomasz Woloch
ORLEN Transport Lublin	President	Andrzej Czajkowski
Sp. z o.o.	Member of the Management Board	Janusz Zaorski
	Supervisory Board	Marek Jedlak
ORLEN Transport Nowa Sol	President	Leszek Gnitecki
Sp. z o.o.	Supervisory Board	Henryk Jaworski - Chairman of the Supervisory Board Anna Jasinska
ORLEN Transport Slupsk	President	Wieslaw Idzkowski

Sp. z o.o.	Member of the Management Board	Edward Klecha, Slawomir Myslinski
	Supervisory Board	Anna Szurek - Chairman of the Supervisory Board Tomasz Olewniczak
ORLEN Transport Olsztyn Sp. z o.o.	President	Tadeusz Kowalczyk
	Member of the Management Board	Stanislaw Mastylo
	Supervisory Board	Jerzy Majchrzak - Chairman of the Supervisory Board Jadwiga Godlewska
ORLEN Transport Kedzierzyn Kozle Sp. z o.o.	President	Marek Gadowski
	Member of the Management Board	Michal Miklas
	Supervisory Board	Dariusz Formela - Chairman of the Supervisory Board Ryszard Gibula
ORLEN KolTrans Sp. z o.o.	President	Andrzej Dorosz
	Member of the Management Board	Czeslaw Wieczorek
	Supervisory Board	Marcin Jezewski - Chairman of the Supervisory Board Andrzej Malecki Adam Wozniak

Other companies:

Chemiepetrol Sp. z o.o.	Management Board	Dariusz Dabrowa, Jurgen Kleiner
Flexpol Sp. z o.o.	President	Zdzislaw Nisztor
	Supervisory Board	Robert Gmyrek
ORLEN Powiernik Sp. z o.o.	President	Arkadiusz Lewtak
	Member of the Management Board	Malgorzata Mioduska
	Revision Commission	Andrzej Barna – President of the Revision Commission Iwona Zawidzka Grazyna Tomala
ORLEN Budonaft Sp. z o.o.	President	Wladyslaw Teterycz
	Member of the Management Board	Ewa Czernicka, Marek Truchan
	Supervisory Board	Dariusz Kusiak - Chairman of the Supervisory Board Maciej Szozda Rafal Jedrzejewski Walenty Cywinski

TOTAL NUMBER OF ALL SHARES OF THE DOMINANT COMPANY AND OF OTHER CAPITAL GROUP ENTITIES BEING HELD BY MANAGEMENT BOARD AND SUPERVISORY BOARD MEMBERS OF DOMINANT COMPANY

On 30 June 2004 Management Board members and Supervisory Board members did not possess any shares and stakes in the Dominant Company and other companies in the Capital Group.

SHAREHOLDERS OF THE DOMINANT COMPANY

Shareholders of PKN ORLEN S.A. as at 30 June 2004:

Shareholders	Number of shares	Number of votes	Par value of shares	Share in share capital
Nafta Polska S.A	74 076 299	74 076 299	92 595 374	17.32%
State Treasury	43 633 897	43 633 897	54 542 371	10.20%
The Bank of New York	45 419 602	45 419 602	56 774 503	10.62%
Other *	264 579 263	264 579 263	330 724 078	61.86%
Total	**427 709 061**	**427 709 061**	**534 636 326**	**100.00%**

*According to the current report no 56/2002 issued on 20 June 2002, Warsaw based Kulczyk Holding S.A. and its affiliates, possessed 23,911,206 shares of PKN ORLEN S.A., constituting 5.591% (taking into consideration increase in the share capital on 20 November 2003) of total number of votes on the General Meeting of Shareholders.

* According to the current report no 54/2003 issued on 4 July 2003, Commercial Union OFE BPH CU WBK possessed at 1 July 2003 21,533,539 shares of PKN ORLEN S.A., constituting 5.035% of share capital and 21,533,539 votes on the General Meeting of Shareholders which equals to 5.035% (taking into consideration increase in the share capital on 20 November 2003) of total number of votes on the General Meeting of Shareholders.

No contracts are known, as a result of which changes in the stake of shareholders might occur in the future.

Management Board Commentary on Business Operations
of Polski Koncern Naftowy ORLEN Spolka Akcyjna
for the 6 month period ended 30 June 2004
submitted by the Management Board composed of:

....

A. President

Vice-President

Janusz Wisniewski

....

Vice-President

Jacek Strzelecki

....

Vice-President

Slawomir Golonka

....

Member

Krzysztof Kluzek

....

Vice-President

Andrzej Macenowicz

Plock, 27 September 2004

END

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Regulatory Announcement

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Interim Results_PAS(6a)
Released	13:46 30-Sep-04
Number	5173D

RNS Number:5173D
Polski Koncern Naftowy Orlen S.A.
30 September 2004

- ORLEN Deutschland AG

1. On 27 January 2004 PKN ORLEN S.A. granted a guarantee for the corporate company Shell Deutschland Oil GmbH in order to secure completion of duties by its German subsidiary ORLEN Deutschland AG resulting from the trade in fuels in the total amount of EUR 40 million. This guarantee is valid up to 31 December 2005.

2. On 26 January 2004 ORLEN Deutschland signed the agrement with the company Deutsche BP Aktiengesellschaft concerning fuel deliveries for the ORLEN service stations in Germany during the period from 1 January 2004 to 31 December 2004. The agreement determines particularly places of receipt of fuel, expected amounts of deliveries of particular products as well the metod of calculating process for particular deliveries. BP will supply on the basis of the agreement about 1,050 thousand cubic metres of fuel in the whole 2004 for the total value of about EUR 750 million.

3. On 19 February 2004 PKN ORLEN S.A. issued guarantees for the corporate companies HGM Roland Mineralol Handel GmbH, Holborn European Marketing Company Ltd., Louis Dreyfus & Cie Mineralol GmbH, Mabanaft Deutschland GmbH & Co. KG, Deutsche BP Aktiengesellschaft at the total value of EUR 22 million and USD 40 million and sureties in the form of guarantee letters for such banks as Bayerische-Hypo und Vereinsbank AG, Dresdner Bank AG, Commerzbank AG at the total value of EUR 15 million in order to secure completion of duties by its German subsidiary ORLEN Deutschland AG resulting from trading in fuels. Issued guarantees and sureties will replace currently valid securities granted on 29 July 2003 on the basis of the Issuer's sureties. Guarantees and sureties are

valid up to 31 January 2005.

4. On 29 July 2004 PKN ORLEN S.A. granted the surety in the form of guarantee letter for the bank Zurich Versicherung AG at the total value of EUR 20 million in order to secure completion of duties by its German subsidiary ORLEN Deutschland AG resulting from trading in fuels. The surety is valid up to 31 January 2005.

5. On 6 September 2004 ORLEN Deutschland AG concluded the yearly contract with Shell Oil Deutschland GmbH. The subject of the agreement is sale of about 350-450 thousand cubic metres of gasoline and engine oil to the company ORLEN Deutschland AG in 2004. The estimated value of the transaction amounts to about EUR 360 million.

- Rafineria Trzebinia S.A.

On 29 March 2004 agreements were signed with the company Prochem on general completion of installation of hydrorefinery of paraffin.

- ORLEN Powiernik Sp. z o.o.

On 1 January 2004 the company ORLEN Powiernik Sp. z o.o.. purchased from Citibank Handlowy the volume of 1,287 bond, issued by PKN ORLEN S.A. with nominal value of PLN 10.000 each, at the purchasing price of PLN 9,874.97 each in order to allocate available money resources.

- Anwil S.A.

In January 2004 Anwil S.A. signed the contract with the German company UHDE GmbH on modernization and extension of the existing production plant of chlorine and soda lye. The value of the contract amounts to EUR 19,450,000. Within this contract the company UHDE will deliver the licence, initial project and technical project and elementary device for the plant of chlorine. ANWIL will be responsible for the purchase of the other fittings and resources and the execution of building and assembling work.

INFORMATION ON PRIMARY PRODUCTS AND SERVICES, AND ON MARKETS AND SOURCES OF SUPPLY with enumeration of suppliers

Consolidated companies	Basic products and services	Markets (area of operations)	Dominating suppliers	Sales value in PI thousand
		Dominant Company		
PKN ORLEN S.A.	leaded and unleaded gasoline, diesel, heating, and special oils, lubricants, bitumen, ethylene, propylene, butadiene, glycols, phenol, acetone	Poland and Europe	J&S Service&Investment Ltd	12,955,458
		Subsidiaries		
Rafineria Trzebinia S.A.*	gasolines, heating and base oils, lubricants, bitumen, special oils, paraffin and paraffin specifics, car cosmetics	domestic market and export	PKN ORLEN S.A., ORLEN Petrotank Sp. z o.o., Petrocentrum Sp. z o.o., ZZGNiG	877,529
Rafineria Nafty Jedlicze S.A.*	engine gasoline, diesel and heating oils, lubricants, gasolines and paraffins, paraffin products (components)	domestic market and export	ORLEN PetroTank Sp. z o.o. PETROLINVEST sp. z o.o. J.S Energy Warszawa, KGNiG Sanok, ORLEN PetroCentrum Sp. z o.o.	271,880
IKS Solino S.A.	brine, evaporated, iodinated salt,	domestic market and export	Janikowskie Zaklady Sodowe Janikosoda S.A.	55,400

	salt tablets,			
Anwil S.A.*	fuel storage service in PMRiP polyvinyl chloride, sodium hydrate, ammonium nitrate, CANWIL-nitro-chalk, granulated PCV	domestic market and export	PKN ORLEN S.A., PGNiG S.A.,	790,697
ORLEN-Oil Sp. z o.o.*	engine, industrial, technological oils, lubricants, utilizing liquids, base oils	domestic market and export	PKN ORLEN S.A. INFINEUM UK Ltd. Great Britain	248,036
ORLEN Asfalt Sp. z o.o.	Road, processed industrial bitumen, asphalt components	domestic market and export	PKN ORLEN S.A. Rafineria Trzebinia S.A.	147,363
ORLEN PetroTank Sp. z o.o.	Engine gasoline, heating, diesel oils and liquid gas	Poland	PKN ORLEN S.A., ORLEN Petrocentrum Sp. z o.o.	472,165
ORLEN PetroProfit Sp. z o.o.*	engine gasoline, diesel, heating, engine, industrial oils, LPG, preparation and sales of refrigerating oils, polyethylene, polypropylene	eastern Polska	PKN ORLEN S.A., ORLEN Petro Centrum Sp. z o.o., Petrotank Sp. z o.o.	205,768
ORLEN PetroCentrum	engine gasoline,	central and north-western	PKN ORLEN S.A.	558,517

Sp. z o.o.	heating and diesel oils, and liquid gas	Poland		
Petrolot Sp. z o.o.	aircraft fuel Jet A-1, aircraft gasoline 100LL, car fuels	domestic and foreign airlines, mazowieckie region	PKN ORLEN S.A. Osrodek Badawczo Rozwojowy Przemyslu Rafineryjnego w Plocku	238,548
ORLEN Morena Sp. z o.o.	engine gasoline, diesel, heating oils, propan-butan, logistics service	northern Poland	PKN ORLEN S.A. ORLEN PetroCentrum Sp. z o.o. ORLEN PetroTank Sp. z o.o.	110,670
Ship - Service S.A.*	oil, used up oil	Domestic and foreign harbours (in Klajpeda, in Lithuania)	PKN ORLEN S.A. Litasco Ltd. Lietkomerc	104,615
ORLEN PetroZachod Sp. z o.o.	engine gasoline, diesel, heating oils, gas, Petrygo liquid, plastics	Poland, wielkopolskie, lubuskie, dolnoslaskie, zachodniopomorskie region	PKN ORLEN S.A. ORLEN PetroTank Sp. z o.o. ORLEN PetroCentrum Sp. z o.o., ORLEN GAZ Sp. z o.o., Hadex GAZ	251,589
ORLEN Deutschland (activity in Germany)	engine gasoline, heating, diesel oils, liquid gas	northern Germany	BP/Aral, Shell, Total, Mabanaft,	4 173,093
ORLEN Gaz Sp. z o.o.	sale of liquid gas	domestic market and export	PKN ORLEN S.A.	196,874
Zaklad Budowy Aparatury S.A.	production, sale and repairs of chemical installation (pipes to heat	Poland	Rautaruki, Huta Czestochowa, Huta Pokoj, Kuznia Gdanska, Huta Andrzej, SLOVRUR,	7,236

	exchangers, cyclone pipes, tanks, coolers, stalls)			
Petrotel Sp. z o.o.	telecommunication services, GSM activation services, materials	Plock and the environs	Polkomtel, Limeks Sp. z o.o.	15,807
ORLEN Projekt S.A.	design and typographical services	domestic market and export	-	8,431
ORLEN Medica Sp. Z o.o	health care services	domestic market	-	7,697
ORLEN Automatyka Sp. z o.o.	installation, repairs and maintenance of control and measuring device, apparatuses and fittings	Poland	Zaklady Automatyki POLNA S.A.- PPH MAR-JAN S.J., INTROL Sp. z o.o.	10,967
ORLEN Wir Sp. z o.o.	repair services (compressors and turbinek)	Poland	"ALFA PLOCK" Pawel Porebski TRANSFER - BIS, Plock TRANSFER, Plock POLITEKNO, Krakow	3,249
ORLEN Transport Plock Sp. z o.o.	ADR transport, transport of goods and people, spedition, repairs, maintenance, sale of Petrygo, Ekotermu, fuels	Poland and Europe	PKN ORLEN S.A.	35,803
ORLEN Transport	transport	Poland,	PKN ORLEN S.A.	2,211

Szczecin Sp. z o.o.	services	zachodniopo-, morskie, lubuskiewielkopolskie, pomorskie region	ORLEN Morena Sp. z o.o.	
ORLEN Transport Krakow Sp. z o.o.	transportation services, sale of fuels, diagnostic services	Poland and Europe	PKN ORLEN S.A., ORLEN PetroTank Sp. z o.o.,	13,558
ORLEN Transport Lublin Sp. z o.o.	transportation, logistic and maintenance services	Poland and Europe	PKN ORLEN S.A. Renault Truck Polska Sp. z o.o.	5,854
ORLEN Transport Nowa Sol Sp. z o.o.	transportation services; sale of fuels	Poland, lubuskie, dolnoslaskie and partly zachodniopomorskie and wielkopolskie region	PKN ORLEN S.A. ORLEN Morena Sp. z o.o.	9,437
ORLEN Transport Slupsk Sp. z o.o.	motor and transportation services, sale of fuels	domestic market	PKN ORLEN S.A.	10,255
ORLEN Transport Olsztyn Sp. z o.o.	transportation services	domestic market	PKN ORLEN S.A. ORLEN Morena Sp. z o.o.	8,060
ORLEN Transport Kedzierzyn Kozle Sp. z o.o.	transportation, logistic and maintenance services, sale of cars and fuels	Poland and Europe	PKN ORLEN S.A., Fiat Auto Poland S.A., Rafineria Trzebinia S.A	11,095
ORLEN KolTrans Sp. z o.o.	management of tankers cars and auxiliary activity	Poland	PKN ORLEN S.A., Przedsiebiorstwo Wielobranzowe TECHMAX sp.j.	13,540
ORLEN Budonaft	construction, maintenance and	Poland	BRUGG, AGROSTAL,	11,693

Sp. z o.o.	modernizations of service stations			
ORLEN Laboratorium Sp. z o.o.	laboratory services	Poland	Polskie Odczynniki Chemiczne S.A., Linde Gaz Polska Sp. z o.o., Inkom Instruments Co.; Boc-Gazy Sp. z o.o.	19,417
ORLEN Powiernik Sp. z o.o.	trust services to PKN ORLEN	Plock	PKN ORLEN S.A.	30
Joint Ventures				
Basell Orlen Polyolefins Sp. z o.o.	polyethylen, polypropylen, trust services to Basell Polyolefins Company	domestic market, export	PKN ORLEN S.A.,	480,133
Associated companies				
Naftoport Sp. z o.o.	reloading services	domestic and foreign customers	-	39,869
Chemiepetrol Sp. z o.o.	glycols, phenol, acetone	Germany	Polish chemical plants	15,961
Flexpol Sp. z o.o.	production and packaging of foils	domestic market, export	PKN ORLEN S.A. Basell ORLEN Polyolefins	42,545

* jointly capital group

TRANSACTIONS WITH RELATED ENTITES

Transactions with related entities, where value of single transaction or total value of transactions during the first half of the year 2004 exceeds a PLN equivalent of EUR 500 thousand:

No	Name of business partners	Sales in PLN	Purchases in PLN

		thousand	thousands
1.	ORLEN Gaz Sp. z o.o.	121 892	93 975
2.	ORLEN PetroProfit Sp. z o.o.	50 650	7 095
3.	ORLEN PetroTank Sp. z o.o.	357 942	5 443
4.	Inowroclawskie Kopalnie Soli "SOLINO" S.A.	451	14 753
5.	ORLEN PetroCentrum Sp. z o.o.	551 708	3 119
6.	Petrotel Sp. z o.o.	864	4 919
7.	PETROLOT Sp. z o.o.	223 367	747
8.	Rafineria Trzebinia S.A.	26 770	1 928
9.	Rafineria Nafty Jedlicze S.A.	2 526	2 129
10.	SHIP-SERVICE S.A.	42 212	226
11.	ANWIL S.A.	166 784	752
12.	ORLEN Oil Sp. z o.o.	105 696	294
13.	Flexpol Sp. z o.o.	6 414	0
14.	Wisla Plock Sportowa S.A.	12	7 292
15.	ORLEN Medica Sp. z o.o	83	2 627
16.	ORLEN PetroZachod Sp. z o.o.	90 092	4 741
17.	ORLEN Projekt S.A.	233	4 405
18.	ORLEN Ochrona Sp. z o.o.	292	13 577
19.	Zaklad Budowy Aparatury S.A.	1 486	3 043
20.	ORLEN Transport Plock Sp. z o.o.	26 056	7 247
21.	ORLEN Automatyka Sp.z o.o.	252	8 985
22.	ORLEN Budonaft Sp. z o.o.	391	8 953
23.	Serwis Mazowsze Sp. z o.o.	102	2 548
24.	ORLEN Transport Olsztyn Sp. z o.o.	1 898	2 606
25.	ORLEN Transport Lublin Sp. z o.o.	497	3 570
26.	ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	914	2 849
27.	ORLEN Transport Poznan Sp. z o.o.	957	3 716
28.	ORLEN Transport Slupsk Sp. z o.o.	3 846	2 448
29.	ORLEN Transport Krakow Sp. z o.o.	3 767	3 144
30.	ORLEN Transport Warszawa Sp. z o.o.	179	2 909
31.	ORLEN Transport Nowa Sol Sp. z o.o.	274	5 606
32.	Zaklad Urzadzen Dystrybucyjnych Sp. z o.o.	0	4 822
33.	ORLEN KolTrans Sp. z o.o.	2 754	7 942
34.	ORLEN Asfalt Sp. z o.o. (formerly Bitrex Sp. z o.o.)	113 023	1 576
35.	ORLEN Morena Sp. z o.o.	27 463	145
36.	BASELL ORLEN POLYOLEFINS Sp. z o.o.	356 422	3 658
37.	ORLEN Laboratorium Sp. z o.o.	1 272	18 004
38.	PPHU Piast Sp. z o.o.	19 855	8
39.	Petro-Oil Lubelskie Centrum Sprzedazy Sp. z o.o.	170	4 893
40.	Petro-Oil Malopolskie Centrum Sprzedazy Sp. z o.o.	1 350	3 570
41.	Petro-Oil Wielkopolskie Centrum Sprzedazy Sp. z o.o.	685	3 707

42.	Petro-Oil SEEWAX Sp. z o.o.	148	6 272
43.	Petro - Oil Slaskie Centrum Sprzedazy Sp. z o.o.	0	3 090
44.	Petro-Oil Dolnoslaskie Centrum Sprzedazy Sp. z o.o.	11	5 528
45.	Petro-Oil Pomorskie Centrum Sprzedazy Sp. z o.o.	2	6 465

Transactions with related entities were presented above using the arithmetic average of the exchange rates published by the National Bank of Poland for the last day of each month in the period from 1 January 2004 to 30 June 2004 - equal - 4.7311 PLN/EUR.

CHANGES IN THE COMPOSITION OF THE dominant COMPANY AND IN THE CONSOLIDATED COMPANIES' MANAGEMENT AND SUPERVISORY BOARDS DURING the first half of the year 2004

Following persons were members of the Management Board of PKN ORLEN S.A. in the period from 1 January 2004 to 30 June 2004:

Zbigniew Wrobel	President of the Management Board General Director since 8 February 2002
Slawomir Golonka	Vice-President of the Management Board since 8 February 2002 Vice-President of the Management Board for Sales since 12 March 2002 Vice-President of the Management Board for Strategy and Capital Investments since 4 May 2004
Andrzej Macenowicz	Member of the Management Board since 8 February 2002 Vice-President of the Management Board since 7 March 2002 Vice-President of the Management Board for Human Resources and Management Systems since 12 March 2002
Janusz Wisniewski	Vice-President of the Management Board since 7 March 2002 Vice-President of the Management Board for Development and Production from 12 March 2002 Vice-President of the Management Board for Production, Wholesale and Logistics since 4 May 2004
Jacek Strzelecki	Vice-President of the Management Board, Chief Financial Officer since

	11 July 2002 Member of the Management Board since 22 April 2004
Krzysztof Kluzek	Member of the Management Board for Retail Sale and Marketing since 4 May 2004

In the reporting period supervision over the activity of the Dominant Company was performed by the Supervisory Board constituted by following people:

Maciej Gierej	Member of the Supervisory Board since 21 February 2002 to 28 June 2002 Chairman of the Supervisory Board since 28 June 2002 to 8 April 2004
Edward Grzywa	Member of the Supervisory Board since 21 February 2002 to 8 April 2004
Krzysztof Kluzek	Member of the Supervisory Board since 21 February 2002 to 22 April 2004
Andrzej Kratiuk	Member of the Supervisory Board since 21 February 2002 to 8 April 2004
Ryszard Lawniczak	Member of the Supervisory Board since 21 February 2002
Grzegorz Mroczkowski	Member of the Supervisory Board since 1 March 2004 to 2 April 2004
Krzysztof Szlubowski	Member of the Supervisory Board since 21 February 2002
Jan Waga	Member of the Supervisory Board since 21 February 2002 Vice Chairman of the Supervisory Board since 7 March 2002 to 8 April 2004 Chairman of the Supervisory Bard since 8 April 2004
Maciej Andrzej Kruk	Member of the Supervisory Board since 2 April 2004 to 8 April 2004
Jacek Bartkiewicz	Member of the Supervisory Board since 25 March 2003 to 1 March 2004
Orest Andrzej Nazaruk	Member of the Supervisory Board since 17 April 2003 to 8 April 2004 Secretary of the Supervisory Board since 14 May 2003 to 8 April 2004
Janusz Zielinski	Member of the Supervisory Board since 8 April 2004
Marian Czakanski	Member of the Supervisory Board since 8 April 2004 to 11 June 2004

Andrzej Studzinski	Member of the Supervisory Board since 8 April 2004
Jacek Walczykowski	Member of the Supervisory Board since 8 April 2004 Vice Chairmen of the Supervisory Board since 8 April 2004
Andrzej Wieczorkiewicz	Member of the Supervisory Board since 8 April 2004 Secretary of the Supervisory Board since 8 April 2004
Michal Stepniewski	Member of the Supervisory Board since 24 June 2004

Members of the Management and Supervisory Boards in companies of the Capital Group PKN ORLEN S.A. as at 30 June 2004 (below Supervisory Board members include only those representing PKN ORLEN SA)

The companies of a greatest meaning when considering turn-over and equity:

Rafineria Trzebinia S.A.	President	Grzegorz Slak
	Member of the Management Board	Pawel Kaliciak, Wozniakowski Eugeniusz
	Supervisory Board	Janusz Wisniewski - Chairman of the Supervisory Board Piotr Kearney, Andrzej Sikora, Danuta Kowalska, Grzegorz Wolinski
Rafineria Nafty Jedlicze S.A.	President	Krzysztof Janas
	Member of the Management Board	Adam Kozak, Ryszard Szyszlak
	Supervisory Board	Andrzej Macenowicz - Chairman of the Supervisory Board Czeslaw Bugaj, Andrzej Stegenta, Tomasz Gryzewski, Marian Lyko
IKS "Solino" S.A.	President	Czeslaw Misterski
	Member of the Management	Piotr Mrozinski, Jolanta Uzarczyk-Gerus,

	Board	
	Supervisory Board	Andrzej Macenowicz - Chairman of the Supervisory Board Marek Bakula, Piotr Kearney, Wojciech Gurgacz
Anwil S.A.	President	Benedykt Michewicz
	Member of the Management Board	Teresa Szeligowska, Krzysztof Kaminski, Wojciech Radomski
	Supervisory Board	Janusz Wisniewski - Chairman of the Supervisory Board Jacek Strzelecki, Stefan Garus, Janusz Zielinski
Naftoport Sp. z o.o.	President	Tadeusz Zakrzewski
	Member of the Management Board	Andrzej Radzikowski
	Supervisory Board	Andrzej Macenowicz - Chairman of the Supervisory Board Wladyslaw Wawak, Witold Czaja
ORLEN -Oil Sp. z o.o.	President	Marian Andrzej Lyko
	Member of the Management Board	Adam Gebala, Wojciech Glaziewicz
	Supervisory Board	Slawomir Golonka - Chairman of the Supervisory Board Janusz Wisniewski
Basell Orlen Polyolefins Sp. z o.o.	President	Hartmut Luker
	Member of the Management Board	Karol Marek Sep, Willem Adolf Eduardus Waelput, Malgorzata Wisnicka-Hincza
	Supervisory Board	Zbigniew Wrobel - Chairman of the Supervisory Board

		Slawomir Golonka
ORLEN Asfalt Sp. z o.o.	President	Wojciech Hetkowski
	Member of the Management Board	Miroslaw Wrona, Andrzej Zdzienicki, Arkadiusz Szyszka
	Supervisory Board	Janusz Wisniewski - Chairman of the Supervisory Board Marcin Krupa, Malgorzata Murawa-Swiatkiewicz Tomasz Kwiecien

Fuel companies:

ORLEN PetroTank Sp. z o.o.	President	Roman Lewandowski
	Member of the Management Board	Andrzej Swiatkowski, Artur Dybowski
	Supervisory Board	Stefan Garus - Chairman of the Supervisory Board Tomasz Woloch, Andrzej Anklewicz
ORLEN PetroProfit Sp. z o.o.	President	Jan Serwa
	Member of the Management Board	Jacek Stodolkiewicz, Ewa Josko
	Supervisory Board	Krzysztof Gawlowski - Chairman of the Supervisory Board Wojciech Ostrowski, Bogdan Leski
ORLEN PetroCentrum Sp. z o.o.	President	Jozef Janiszewski
	Member of the Management Board	Aniela Michalik
	Supervisory Board	Tomasz Osowiecki - Chairman of the Supervisory Board Alicja Kaminska, Jozef Wieckowski

Petrolot Sp. z o.o.	President	Jan Kujawa
	Member of the Management Board	Wojciech Weiss, Krzysztof Czujkowski
	Supervisory Board	Kazimierz Klek - Chairman of the Supervisory Board Zbigniew Naskretski
ORLEN PetroZachod Sp. z o.o.	President	Krzysztof Badura
	Member of the Management Board	Przemyslaw Lesnik, Zenon Gawron
	Supervisory Board	Maciej Wojciechowski - Chairman of the Supervisory Board Jaroslaw Sosinski
Ship - Service S.A.	President	Jerzy Krzystyniak
	Member of the Management Board	Edmund Kazimierz Runowicz, Dariusz Sabalski
	Supervisory Board	Bogdan Zegar - Chairman of the Supervisory Board Andrzej Anklewicz Janusz Girszewski
ORLEN Morena Sp. z o.o.	President	Izabella Olszewska
	Member of the Management Board	Wanda Zubrycka
	Supervisory Board	Pawel Wysocki - Chairman of the Supervisory Board Aneta Pankowska
ORLEN Deutschland AG	President	Jean-Jaques Verschueren
	Member of the Management Board	Michal Jonczynski, Josef Niedworok
	Supervisory Board	Slawomir Golonka - Chairman of the Supervisory Board Piotr Kearney, Jacek Strzelecki, Robert Bednarski, Zbigniew Naskretski

LPG trading companies:

ORLEN Gaz Sp. z o.o.	President	Andrzej Rokicki
	Member of the Management Board	Bernard Cichocki, Krzysztof Pius
	Supervisory Board	Bazyli Samojlik - Chairman of the Supervisory Board Dariusz Kusiak, Grazyna Tomala

Companies from restructuring of the Dominant Company:

Zaklad Budowy Aparatury S.A.	President	Antoni Jagodzinski
	Member of the Management Board	Leszek Luniewski
	Supervisory Board	Robert Bednarski - Chairman of the Supervisory Board Jacek Stanik, Danuta Kozlowska
Petrotel Sp. z o.o.	President	Marian Ostrowski
	Member of the Management Board	Ewa Raczynska, Janusz Sawicki
	Supervisory Board	Jerzy Bielec - Chairman of the Supervisory Board Artur Parlicki
ORLEN Projekt S.A.	President	Zbigniew Rakowiecki
	Member of the Management Board	Tomasz Sieradzki
	Supervisory Board	Konstanty Makal - Chairman of the Supervisory Board Przemyslaw Grabowski, Andrzej Czarzasty
ORLEN Medica Sp. z o.o.	President	Pawel Reszelski
	Member of the Management Board	Wojciech Szumski
	Supervisory Board	Jerzy Adamus - Chairman of the Supervisory Board Malgorzata Olaszkiewicz Jozef Kurek

ORLEN Laboratorium Sp. z o.o.	President	Andrzej Plewicki
	Member of the Management Board	Adam Wisniewski
	Supervisory Board	Zbigniew Naskretski - Chairman of the Supervisory Board Krystyna Zelechowska

Maintenance companies of the Dominant Company:

ORLEN Automatyka Sp. z o.o.	President	Kazimierz Betlejewski
	Member of the Management Board	Jerzy Klatte
	Supervisory Board	Waldemar Pobierzyn - Chairman of the Supervisory Board Tomasz Kraszewski
ORLEN Wir Sp. z o.o.	President	Jozef Swiatczak
	Member of the Management Board	Witold Kapela
	Supervisory Board	Zdzislaw Nicewicz - Chairman of the Supervisory Board Zbigniew Belka

Transportation companies of the Dominant Company:

ORLEN Transport Plock Sp. z o.o.	President	Jerzy Jasinski
	Member of the Management Board	Roman Rutecki, Remigiusz Miecznikowski
	Supervisory Board	Marek Bakula - Chairman of the Supervisory Board Elwira Lewtak
ORLEN Transport Szczecin Sp. z o.o.	President	Pawel Hapczyk
	Member of the Management Board	Bogdan Biskupski
	Supervisory Board	Artur Falkiewicz - Chairman of the Supervisory Board Malgorzata Malkiewicz

ORLEN Transport Krakow Sp. z o.o.	President	Robert Zaklika
	Member of the Management Board	Marek Misiejko
	Supervisory Board	Grazyna Tomala - Chairman of the Supervisory Board Tomasz Woloch
ORLEN Transport Lublin Sp. z o.o.	President	Andrzej Czajkowski
	Member of the Management Board	Janusz Zaorski
	Supervisory Board	Marek Jedlak
ORLEN Transport Nowa Sol Sp. z o.o.	President	Leszek Gnitecki
	Supervisory Board	Henryk Jaworski - Chairman of the Supervisory Board Anna Jasinska
ORLEN Transport Slupsk Sp. z o.o.	President	Wieslaw Idzkowski
	Member of the Management Board	Edward Klecha, Slawomir Myslinski
	Supervisory Board	Anna Szurek - Chairman of the Supervisory Board Tomasz Olewniczak
ORLEN Transport Olsztyn Sp. z o.o.	President	Tadeusz Kowalczyk
	Member of the Management Board	Stanislaw Mastylo
	Supervisory Board	Jerzy Majchrzak - Chairman of the Supervisory Board Jadwiga Godlewska
ORLEN Transport Kedzierzyn Kozle Sp. z o.o.	President	Marek Gadowski
	Member of the Management Board	Michal Miklas
	Supervisory Board	Dariusz Formela - Chairman of the Supervisory Board Ryszard Gibula
ORLEN KolTrans Sp. z o.o.	President	Andrzej Dorosz
	Member of the Management Board	Czeslaw Wieczorek
	Supervisory Board	Marcin Jezewski - Chairman of the Supervisory Board

		Andrzej Malecki Adam Wozniak

Other companies:

Chemiepetrol Sp. z o.o.	Management Board	Dariusz Dabrowa, Jurgen Kleiner
Flexpol Sp. z o.o.	President	Zdzislaw Nisztor
	Supervisory Board	Robert Gmyrek
ORLEN Powiernik Sp. z o.o.	President	Arkadiusz Lewtak
	Member of the Management Board	Malgorzata Mioduska
	Revision Commission	Andrzej Barna - President of the Revision Commission Iwona Zawidzka Grazyna Tomala
ORLEN Budonaft Sp. z o.o.	President	Wladyslaw Teterycz
	Member of the Management Board	Ewa Czernicka, Marek Truchan
	Supervisory Board	Dariusz Kusiak - Chairman of the Supervisory Board Maciej Szozda Rafal Jedrzejewski Walenty Cywinski

TOTAL NUMBER OF ALL SHARES OF THE DOMINANT COMPANY AND OF OTHER CAPITAL GROUP ENTITIES BEING HELD BY MANAGEMENT BOARD AND SUPERVISORY BOARD MEMBERS OF DOMINANT COMPANY

On 30 June 2004 Management Board members and Supervisory Board members did not possess any shares and stakes in the Dominant Company and other companies in the Capital Group.

SHAREHOLDERS OF THE DOMINANT COMPANY

Shareholders of PKN ORLEN S.A. as at 30 June 2004:

Shareholders	Number of shares	Number of votes	Par value of shares	Share in share capital
Nafta Polska S.A	74 076 299	74 076 299	92 595 374	17.32%
State Treasury	43 633 897	43 633 897	54 542 371	10.20%
The Bank of New York	45 419 602	45 419 602	56 774 503	10.62%
Other *	264 579 263	264 579 263	330 724 078	61.86%
Total	427 709 061	427 709 061	534 636 326	100.00%

*According to the current report no 56/2002 issued on 20 June 2002, Warsaw based Kulczyk Holding S.A. and its affiliates, possessed 23,911,206 shares of PKN ORLEN S.A., constituting 5.591% (taking into consideration increase the share capital on 20 November 2003) of total number of votes on the General Meeting of Shareholders.
* According to the current report no 54/2003 issued on 4 July 2003, Commercial Union OFE BPH CU WBK possessed at 1 2003 21,533,539 shares of PKN ORLEN S.A., constituting 5.035% of share capital and 21,533,539 votes on the General Meeting of Shareholders which equals to 5.035% (taking into consideration increase in the share capital on 20 Noven 2003) of total number of votes on the General Meeting of Shareholders.

No contracts are known, as a result of which changes in the stake of shareholders might occur in the future.

Management Board Commentary on Business Operations

of Polski Koncern Naftowy ORLEN Spolka Akcyjna

for the 6 month period ended 30 June 2004

submitted by the Management Board composed of:

A. President

Vice-President
Janusz Wisniewski

Vice-President Jacek Strzelecki	Vice-President Slawomir Golonka
Member Krzysztof Kluzek	Vice-President Andrzej Macenowicz

Plock, 27 September 2004

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Interim Results_PAS (7)
Released	13:46 30-Sep-04
Number	5159D

PKN ORLEN SA
SEC File
82-5036

Independent Auditor's Review Report on the condensed half year Financial Statements for the 6 month period ended 30 June 2004 included in the consolidated half year report

To the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

1. We have reviewed the attached condensed half year financial statements of Polski Koncern Naftowy ORLEN S.A. ("the Company"), located at Plock, Chemikow Street 7, including:

   - the introductory notes,
   - the balance sheet as of 30 June 2004 with total assets amounting to 14,832,707 thousand zlotys (in words: fourteen billion, eight hundred thirty two million, seven hundred seven thousand zlotys),
   - the profit and loss account for the period from 1 January 2004 to 30 June 2004 with a net profit amounting to 954,669 thousand zlotys (in words: nine hundred fifty four million, six hundred sixty nine thousand zlotys),
   - the statement of changes in shareholders' equity for the period from 1 January 2004 to 30 June 2004 with a net increase of shareholders' equity amounting to 668,022 thousand zlotys (in words: six hundred sixty eight million, twenty two thousand zlotys),
   - the cash flow statement for the period from 1 January 2004 to 30 June 2004 with a net cash inflow amounting to 252,181 zlotys (in words: two hundred fifty two million, one hundred eighty one thousand zlotys) and
   - the explanatory notes.

   The form of the attached half year financial statements for the 6 month period ended 30 June 2004 ("attached financial statements") is prescribed by the Decree of the Council of Ministers of 16 October 2001, on current and periodic information published by issuers of securities (Journal of Law No. 139, item 1569 with further amendments) ("Decree on current and periodic information").

2. The truth and fairness of the attached financial statements and the proper maintenance of the accounting records are the responsibility of the Company's Management Board. Our responsibility is to issue a report on these financial statements based on our review.

3. We conducted our review in accordance with the provisions of the law binding in Poland and auditing standards issued by the National Council of Statutory Auditors. These standards require

that we plan and perform our review in such a way as to obtain moderate assurance as to whether the financial statements are free of material misstatement. The review was mainly based on applying analytical procedures to the financial data, review of accounting records and discussions with the management of the Company as well as its employees. The scope of work of a review differs significantly from an audit of financial statements, the objective of which is to express an opinion on the truth and fairness of the financial statements. Accordingly, we do not express such an opinion on the attached financial statements.

4. Based on our review, nothing came to our attention that causes us to believe that the attached financial statements do not present truly and fairly in all material respects the financial position of the Company as at 30 June 2004 and the financial result, for the 6 months ended 30 June 2004 in accordance with the accounting principles set out in the Accounting Act dated 29 September 1994 (the uniform text Journal of Laws 2002, No. 76, item 694, with further amendments) and the appropriate related regulations (jointly "the Accounting Regulations").

on behalf of
Ernst & Young Audit Sp. z o.o.
Emilii Plater St. 53, 00-113 Warsaw
Registration No. 130

Certified Auditor
Registration No. 9542/7118

Lukasz Zalicki

Andrzej Kowal
Certified Auditor
Registration No. 90032/6977

Warsaw, 27 September 2004

END

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Interim Results_PAS (8)
Released	13:46 30-Sep-04
Number	5160D

Introduction to the condensed financial statements

1. Applied accounting policies, including methods of assets and liabilities valuation (including depreciation and amortization), estimation of net profit and method of preparing financial statements.

1.1. Format and basis of preparation of the condensed financial statements

Format, basis and scope of preparation of the condensed financial statements were defined in § 58.3 of the Decree of the Council of Ministers from 16 October 2001 on current and periodic information disclosed by issuers of securities ("Decree").

According to the above quoted decree, the issuer, who is a parent company is not obliged to prepare a separate half year report, providing that the condensed financial statements are included in the consolidated half year report, together with the auditor's review report concerning the condensed financial statements, comprising: balance sheet statement, income statement, statements of changes in shareholders equity, cash flow statement and condensed description notes, covering information and data which are material to properly assess the financial position and financial result of the issuer and were not included in the consolidated financial statements.

1.2. Accounting policies

As applicable for standalone financial statements, the accounting policies are convergent with policies described in the consolidated financial statements of the Capital Group for the 6 month period ended 30 June 2004, in which the Company is the dominant entity ("the Capital Group").

In the 6 month period 30 June 2004 the Company and the Capital Group did not adopt any significant changes in applied accounting policies in comparison to policies applied by the Company and the Capital Group in year 2003 with exception for change in translation of balance sheet items in foreign currencies due to change in Polish Accounting Act. Since 1 January 2004 assets and liabilities as at balance date are translated using the same average exchange rate set for the given currency by the National Bank of Poland ("NBP") for this date. As a consequence of those changes comparable data presented in these financial statements were restated.

	Net financial result	Equity	
	from 1 January 2003 till 30 June 2003	31 December 2003	30 June 2003
As per published financial statements	562.989	8.374.451	7.783.425
Difference	4.120	35.998	26.526

Comparable data (restated)	567.109	8.410.449	7.809.951

Starting from 1 January 2004 the Company applies hedge accounting in relation to concluded hedge transactions fulfilling rules specified for hedge accounting. This results in disclosure of valuation of effective part of hedge until its realization as revaluation reserve in the Company's balance sheet. This change neither require restatement of 2004 opening balance nor restatement of comparable data for 2003.

2. Condensed description notes

2.1 Tangible fixed assets

As at the balance sheet date the Company used land under perpetual usufruct worth (stated on the basis of value applied by the communes used for perpetual usufruct charges calculations) PLN 465,125 thousand.

The Company used tangible fixed assets worth PLN 24 thousand under lease, tenancy or other agreements, including operating lease.

As at the balance sheet date any liabilities to the state budget or local governments resulting from possession of ownership right to buildings and constructions have not occurred.

2.2 Long term investments

Scope of long term investment changes is included in the consolidated financial statement.

2.3 Allowances for bad debts

	Allowances for long term receivables	Allowances for short term receivables
Opening balance – 1 January 2003	-	194,716
Increases	2,000	61,437
Utilisation	-	-
Decreases	-	(21,468)
Closing balance – 30 June 2003	2,000	234,685

	Allowances for long term receivables	Allowances for short term receivables
Opening balance – 1 January 2003	-	194,716
Increases	2,000	84,576
Utilisation	-	-
Decreases	-	(62,305)
Closing balance – 31 December 2003	2,000	216,987

	Allowances for long term receivables	Allowances for short term receivables
Opening balance – 1 January 2004	2,000	216,987
Increases	-	20,756
Utilisation	-	-
Decreases	-	(25,480)
Closing balance – 30 June 2004	2,000	212,263

2.4 Provisions

a. Provision for deferred tax

	Provision for deferred tax
Opening balance – 1 January 2003	252,658
Increases	126,317
Decreases	(82,595)
Closing balance – 30 June 2003	296,380

	Provision for deferred tax
Opening balance – 1 January 2003	252,658
Increases	172,517
Decreases	(277,337)
Closing balance – 31 December 2003	147,838

	Provision for deferred tax
Opening balance – 1 January 2004	147,838
Increases	73,212
Decreases	(64,295)
Closing balance – 30 June 2004	156,755

b. Provision for jubilee, retirement bonuses and other

	Provision for jubilee, retirement bonuses and other
Opening balance – 1 January 2003	83,290
Increases	17,656

Decreases	(17,152)
Closing balance – 30 June 2003	83,794

	Provision for jubilee, retirement bonuses and other
Opening balance – 1 January 2003	83,290
Increases	30,798
Decreases	(26,346)
Closing balance – 31 December 2003	87,742

	Provision for jubilee, retirement bonuses and other
Opening balance – 1 January 2004	87,742
Increases	23,757
Decreases	(11,619)
Closing balance – 30 June 2004	99,880

c. Other provisions presented as liabilities

	Other provisions presented as liabilities
Opening balance – 1 January 2003	396,375
Increases	1,046
Utilisation	(2,645)
Decreases	(13,733)
Closing balance – 30 June 2003	381,043

	Other provisions presented as liabilities
Opening balance – 1 January 2003	396,375
Increases	48,804
Utilisation	(7,029)
Decreases	(18,556)
Closing balance – 31 December 2003	419,594

	Other provisions presented as liabilities
Opening balance – 1 January 2004	419,594
Increases	38,523
Utilisation	(3,778)
Decreases	(16)
Closing balance – 30 June 2004	454,323

2.5 Long term liabilities

As at 30 June 2003 the Company did not have long term liabilities.

The structure of long term liabilities maturity as at 31 December 2003 is as follows:

	1 - 3 years	**3 - 5 years**	**more than 5 years**	**Total**
Intercompany long term liabilities	-	-	-	-
Other long term liabilities:	-	1,356,181	-	1,356,181
a) loans and borrowings	-	1,356,181	-	1,356,181

b) securities issue	-	-	-	-
c) other financial liabilities	-	-	-	-
d) other	-	-	-	-
Total long term liabilities	-	1,356,181	-	1,356,181

The structure of long term liabilities maturity as at 30 June 2004 is as follows:

	1 - 3 years	3 - 5 years	more than 5 years	Total
Intercompany long term liabilities	-	-	-	-
Other long term liabilities:	2	1,596,507	-	1,596,509
a) loans and borrowings	-	1,596,507	-	1,596,507
b) securities issue	-	-	-	-
c) other financial liabilities	-	-	-	-
d) other	2	-	-	2
Total long term liabilities	2	1,596,507	-	1,596,509

Long term liabilities to be repaid within 12 months amount to PLN 3,094 thousand.

2.6 Prepayments and deferred costs, accruals and deferred income

Prepayments and deferred costs consists of:

	30 June 2004	31 December 2003	30 June 2003
1. Cost of catalysts	74,584	86,390	58,454
2. Excise duty	110,053	273,800	440,376
3. Fuel charge	6,904	-	-
4. Cost of acquisition of customer (patronage stations)	63,146	70,986	79,627
5. Costs of insurance	43,937	15,807	42,978
6. Other costs	61,612	48,640	35,891
Total prepayments and deferred costs	360,236	495,623	657,326

The balance of accruals consists of:

	30 June 2004	31 December 2003	30 June 2003
1. Holiday pay accrual	16,276	14,368	9,834
2. Environmental costs	3,546	4,850	3,772
3. Costs of rewards concerning loyalty program	51,024	47,945	43,937
4. Others	3,426	25,245	-

Total accruals	74,272	92,408	57,543

Deferred income consists of:

	30 June 2004	31 December 2003	30 June 2003
Deferred income	12,053	1,361	2,524
Total deferred income	12,053	1,361	2,524

2.7 Liabilities secured on assets of the Company

As at balance sheet date there were no liabilities secured on assets of the Company.

2.8 Conditional liabilities, together with sureties and guarantees granted by the Company, including bills of exchange

Liabilities by type for the 6 month period ended 30 June 2004	
Contingent liabilities, including:	1,410,735
• sureties and guarantees granted	957,036
- to subsidiaries	786,704
- to joint - ventures	624,032
▪ other contingent liabilities, including:	453,699
- to joint - ventures	453,699
Other off – balance sheet liabilities	900
Total	1,411,635

2.9 Sales of finished products, goods for resale and materials by type

Sales by type during the period covered by the condensed financial statement:

Sales by type	6 months ended 30 June 2004	6 months ended 30 June 2003
1. Sales of refinery products	10,934,278	9,599,559
2 . Sales of chemical products	1,089,461	1,096,152
3. Sales of services	96,862	62,042
4. Sales of products - other	67,404	51,725
5. Sales of goods for resale	398,283	310,017
6. Sales of materials	5,009	8,721
7. Income on settlements of hedge transactions	21,241	-

8. Other sales	342,920	310,569
Total net sales	12,955,458	11,438,785

Sales by area during the period covered by the condensed financial statement:

Sales by area	6 months ended 30 June 2004	6 months ended 30 June 2003
1. Domestic sales*	12,445,275	11,046,386
2. Export sales	510,183	392,399
Total net sales	12,955,458	11,438,785

* includes the value of hedge transactions amounted to PLN 21,241 thousand concerning the 6 month period ended 30 June 2004

2.10 Impairment of inventories

During 6 months ended 30 June 2004 the Company did not make any write – offs of inventories adjusting their net book value to the net realisable value (market value) as defined in art. 28 of the Accounting Act.

2.11 Information on income, cost and result of operation discontinued in the reporting period or intended to be discontinued in the next year

During the period covered by the condensed financial statements the Company did not discontinue any activities and does not plan to discontinue any significant activity in the next year.

2.12 Unconsolidated joint ventures

During the 6 month period ended 30 June 2004 the Company did not participate in joint ventures except for a joint venture - Basell Orlen Polyolefins Sp. z o.o., accounted for under equity method.

2.13 Income tax on the result of unusual items

During the 6 month period ended 30 June 2004 there was no income tax on the result of unusual items.

2.14 Corporate income tax

Reconciliation of the accounting gross profit to taxable income is as follows:

	6 months ended 30 June 2004	6 months ended 30 June 2003
1. Gross profit	1,183,060	790,333
1. Permanent differences	(74,984)	345
- dividends	(92,763)	(66,748)
- provision for doubtful receivables	2,133	38,784

- free of charge transfer of technical infrastructure	10	4
- other permanent differences	15,636	28,305
2. Temporary differences	67,897	(172,284)
- investment bonus	-	(6,923)
- unrealised foreign exchange differences	(41,377)	29,673
- inventory valuation	925	(977)
- accounted costs of loyalty programs	3,078	484
- environmental provision	-	(6,722)
- depreciation and amortisation difference due to different tax and accounting amortisation and depreciation rates	63,883	34,235
- contribution–in–kind difference	-	(211,931)
- provision for jubilee and retirement bonuses	(9,680)	4,618
- impairment of fixed assets	28,670	18,236
- provision on business risk	32,447	(7,000)
- other temporary differences	(10,049)	(25,977)
3. Other differences between gross profit and taxable income, including:	(667)	51,139
- previous year adjustment	(667)	51,139
4. Taxable income	1,175,306	669,533
5. Tax rate	19%	27%
6. Corporate income tax (current liability)	223,308	180,774

Change in provision for deferred tax amounts to PLN 8,918 thousand, from which PLN 5,083 thousand was reflected in the financial result and the amount of PLN 3,835 thousand was reflected in equity.

2.15 Costs by type

	6 months ended 30 June 2004	6 months ended 30 June 2003
- Depreciation and amortisation	395,732	403,917
- Usage of materials and energy	4,992,894	4,623,034
- External services	660,539	738,448
- Tax and charges	4,808,020	4,515,586
- Salaries and wages	242,695	215,796
- Social security insurance and other charges	50,542	52,458
- Other costs by kind	113,363	112,702
- Selling and distribution costs	(5,552,420)	(5,094,463)
- General and administrative expenses	(260,896)	(284,408)
- Change in value of work in progress and finished goods	(45,998)	(286,082)
- Cost of goods used internally	(27,188)	(40,544)

Costs of goods sold	5,377,283	4,956,444

2.16 Internal costs of fixed assets under construction and construction of assets for internal use

	6 months ended 30 June 2004	6 months ended 30 June 2003
Costs of fixed assets under construction	1,203	1,398
Construction of assets for the Company's own use	-	-
Total	1,203	1,398

2.17 Expenditures on non-financial fixed assets

Planned expenditure on non-financial fixed assets for the following 12 months from the balance sheet date amounts to PLN 1,580,753 thousand, including planned expenditures on environmental protection amounting to PLN 177,618 thousand. Value of expenditures on non-financial fixed assets for 6 months ended 30 June 2004 amounted to PLN 434,868 thousand, including expenditures on environmental protection equal to PLN 8,489 thousand.

2.18 Extraordinary gains and losses

Extraordinary gains	6 months ended 30 June 2004	6 months ended 30 June 2003
Incidental	-	-
Other	-	-
Total extraordinary gains	-	-

Extraordinary losses	6 months ended 30 June 2004	6 months ended 30 June 2003
Incidental	2	-
Other	-	-
Total extraordinary losses	2	-

2.19 Structure of cash and cash equivalents, used for cash flow statement

	30 June 2004	30 June 2003
Cash at bank	276,674	20,557
- current accounts	227,385	13,617
- deposits up to 1 year	49,289	6,940
- deposits over 1 year	-	-
Cash on hand	10,132	8,965
Other cash	26,057	29,899
Other cash equivalents	-	68
Cash and cash equivalents presented at balance sheet	312,863	59,489
Exchange rate differences	2,087	60
Cash and cash equivalents at the balance sheet date presented at cash flow statement	314,950	59,549

2.20 Reasons for differences between balance sheet movements of certain captions and changes presented in cash flow statement

Receivables:	6 months ended 30 June 2004
Balance sheet change in long and short term net receivables	(451,757)
Movement in investment receivables	(3,597)
Repayment of ORLEN Powiernik equity	(230,299)
Other	859
Change in receivables within cash flow statement	(684,794)

	6 months ended 30 June 2004

Liabilities:	
Balance sheet change in long and short term liabilities	407,487
Change in short term loans and borrowings	398,714
Change in related to dividends liabilities	(278,011)
Distribution of profit for Company's Social Fund	(4,000)
Other	(5,141)
Change in liabilities within cash flow statement	519,049

Accruals and prepayments	6 months ended 30 June 2004
Balance sheet change in prepayments, deferred costs, accruals, deferred income	127,943
Other	(1,092)
Change in accruals and prepayments within cash flow statement	126,851

Provisions:	6 months ended 30 June 2004
Balance sheet change in provisions	55,784
Other	(3,833)
Change in provisions within cash flow statement	51,951

Other captions in cash flow statement

In cash flow statement for 6 months ended 30 June 2004:

- in position B.I 4 in investing activity the amount of PLN 240,309 thousand is presented and it consists of the following items:

Repayment of additional equity by ORLEN Powiernik	230,299
Other	10,010
Total	240,309

Changes introduced in financial statements for the 6 month period related to National Accounting Standard (NAS) No. 1 „Cash Flow Statement" and changes in method of valuation of assets and liabilities expressed in foreign currencies

Description of cash flow items	Financial data disclosed in financial statements for the HY 2003	Comparative financial data for the HY 2003 disclosed in financial statements for the HY 2004	Differences due to changes in accounting policies	Differences due to NAS	Differences total
I. Net (loss) profit	562,989	567,109	4,120	-	4,120
A.II.2 Foreign exchange gains/losses	35,345	32,017	(3,388)	60	(3,328)
A.II.4. Result on investment	(38,734)	(21,365)	-	17,369	17,369

activity					
A.II.5. Changes in provisions	31,737	33,261	1,524	-	1,524
A.II.8. Changes in short-term liabilities, except from loan and borrowings	(290,599)	(292,855)	(2,256)	-	(2,256)
A.II.12. Other adjustments	(192,360)	(209,729)	-	(17,369)	(17,369)
A.III. Cash flows from operating activities	93,450	93,510	-	60	60
B.I.4. Other investment inflows	18,525	2,146	-	(16,379)	(16,379)
B.II.1 Purchase of intangible and tangible fixed assets	(378,538)	(362,159)	-	16,379	16,379
D. Total net change in cash and cash equivalents	(2,150)	(2,090)	-	60	60
G. Cash and cash equivalents at the end of the period	59,489	59,549	-	60	60

Due to changes in the Accounting Act, the Company changed valuation of assets and liabilities in foreign currencies. The effects of those changes were presented in the comparable data.

According to the requirements imposed by the above mentioned Standard, the Company changed the presentation of fixed assets impairment write downs, prepayments for fixed assets and gains/losses on valuation of cash collected on foreign currency accounts.

2.21 Information on average employment by category

Category	6 months ended 30 June 2004	6 months ended 30 June 2003
White collar employees	3,587	3,924
Blue collar employees	2,359	2,672
Total employment	5,946	6,596

2.22 Changes in accounting policies

Changes in accounting policies were disclosed in point 1.2 of Introduction to the condensed financial statements.

2.23 Related party transactions

Information on related party transactions have been disclosed in consolidated financial statements.

2.24 List of entities, in which the Company holds at least 20% in equity or in total number of votes

List of entities in which the Company holds as at 30 June 2004 at least 20% shares in equity or in total number of votes is presented in the consolidated financial statements.

2.25 Information not disclosed in the above condensed financial statements

All remaining material information that are not disclosed in the above condensed financial statements are disclosed in the consolidated financial statements of the Capital Group for the 6 month period ended 30 June 2004.

SIGNATURES OF THE MEMBERS OF THE MANAGEMENT BOARD

....

A. President

Vice President – Janusz Wisniewski

....

Vice President – S³awomir Golonka   **Member** – Krzysztof Kluzek

....

Vice President- Andrzej Macenowicz

....

Vice President – Jacek Strzelecki

Plock, 27 September 2004

END

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Interim Results_PAS (9a)
Released	13:47 30-Sep-04
Number	5161D

SELECTED FINANCIAL DATA	in PLN thousand 6 month period ended 30 June 2004	in PLN thousand 6 month period ended 30 June 2003	in EUR thousand 6 month period ended 30 June 2004	in EUR thousand 6 month period ended 30 June 2003
I. Net sales of finished products, goods for resale and materials	12 955 458	11 438 785	2 738 361	2 417 786
II. Operating profit (loss)	1 082 768	781 617	228 862	165 208
III. Profit before taxation (loss)	1 183 060	790 333	250 060	167 051
IV. Net profit (loss)	954 669	567 109	201 786	119 868
V. Cash flow from operating activities	1 036 889	93 510	219 164	19 765
VI. Cash flow from investing activities	(381 695)	(828 908)	(80 678)	(175 204)
VII. Cash flow from financing activities	(403 013)	733 308	(85 184)	154 997
VIII. Net cash flow	252 181	(2 090)	53 302	(442)
IX. Total assets	14 832 707	13 761 146	3 265 534	3 029 621
X. Liabilities and provisions for liabilities	5 754 236	5 951 195	1 266 839	1 310 201
XI. Long-term liabilities	1 596 509	-	351 484	-
XII. Short-term liabilities	3 360 444	5 129 911	739 827	1 129 389
XIII. Equity	9 078 471	7 809 951	1 998 695	1 719 420
XIV. Share capital	534 636	525 221	117 704	115 631
XV. Number of shares	427 709 061	420 177 137	427 709 061	420 177 137
XVI. Earnings per ordinary share (12-month/annualized) (in PLN/EUR)	3,21	1,90	0,68	0,40
XVII. Diluted earnings per ordinary share (in PLN/EUR)	-	-	-	-
XVIII. Net book value per share (in PLN/EUR)	21,23	18,59	4,67	4,09

XIX. Diluted net book value per share (in PLN/EUR)	-	-	-	-
XX. Declared or paid dividends per share (in PLN/EUR)	0,65*	-	0,14*	-
* Dividend from distribution of profit for 2003.				
Selected financial data has been recalculated to EURO according to the following principles:				
- balance sheet items - on the basis of the average rates published as of 30 June 2004 – 4.5422 zloty/ EURO,				
- income statement and cash flow items – on the basis of the rate, which is the simple average of average rates, stated by National Bank of Poland for the last day of each month of the period from 1 January to 30 June 2004 – 4.7311 zloty/ EURO.				

CONDENSED FINANCIAL STATEMENTS

BALANCE SHEET	30 June 2004	31 December 2003	30 June 2003
Assets			
I. Fixed assets	8 880 787	8 846 220	8 803 561
1. Intangible assets, including:	34 978	45 773	57 093
- goodwill	-	-	-
2. Tangible fixed assets	6 458 080	6 384 257	6 270 810
3. Long-term receivables	36 544	30 047	32 655
3.1. From subordinated entities	33 984	25 363	25 751
3.2. From other entities	2 560	4 684	6 904
4. Long-term investments	2 221 518	2 237 491	2 315 122
4.1. Real estates	-	-	-
4.2. Intangible assets	-	-	-
4.3. Long-term financial assets	2 221 518	2 237 491	2 315 122
a) in subordinated entities	1 722 341	1 738 522	1 718 118
b) in other entities	499 177	498 969	597 004
4.4. Other long-term investments	-	-	-

5. Long-term prepayments, deferred costs and deferred tax asset	129 667	148 652	127 881
5.1. Deferred tax assets*	-	-	-
5.2. Prepayments and deferred costs	129 667	148 652	127 881
II. Current assets	5 951 920	4 862 638	4 957 585
1. Inventories	2 874 524	2 568 594	2 719 729
2. Short-term receivables	2 243 735	1 798 475	1 639 731
2.1. From subordinated entities	547 051	700 010	761 515
2.2. From other entities	1 696 684	1 098 465	878 216
3. Short-term investments	603 092	148 598	68 680
3.1. Short-term financial assets	603 092	148 598	68 680
a) in subordinated entities	-	-	-
b) in other entities	290 229	85 829	9 191
c) cash and cash equivalents	312 863	62 769	59 489
3.2. Other short-term investments	-	-	-
4. Short-term prepayments and deferred costs	230 569	346 971	529 445
Total assets	14 832 707	13 708 858	13 761 146

* The Company compensates provision for deferred tax and deferred tax assets.

BALANCE SHEET	30 June 2004	31 December 2003	30 June 2003
Liabilities			
I. Shareholders Equity	9 078 471	8 410 449	7 809 951
1. Share capital	534 636	534 636	525 221
2. Unpaid share capital (negative value)	-	-	-
3. Own shares (negative value)	-	-	-
4. Capital reserve	6 777 817	6 122 438	5 936 632
5. Revaluation reserve	732 920	741 165	716 044
6. Other capital reserves	53 476	53 476	53 476

7. Undistributed profit from previous years	24 953	11 469	11 469
8. Net profit	954 669	947 265	567 109
9. Distribution from profit during financial year (negative value)	-	-	-
II. Liabilities and provisions for liabilities	5 754 236	5 298 409	5 951 195
1. Provisions for liabilities	710 958	655 174	761 217
1.1. Provision for deferred tax*	156 755	147 838	296 380
1.2. Retirement benefits and similar provisions	99 880	87 742	83 794
a) long-term	87 712	76 394	73 295
b) short-term	12 168	11 348	10 499
1.3. Other provisions	454 323	419 594	381 043
a) long-term	386 792	361 846	318 807
b) short-term	67 531	57 748	62 236
2. Long-term liabilities	1 596 509	1 356 181	-
2.1. To subordinated entities	-	-	-
2.2. To other entities	1 596 509	1 356 181	-
3. Short-term liabilities	3 360 444	3 193 285	5 129 911
3.1. To subordinated entities	103 365	321 394	402 095
3.2. To other entities	3 221 092	2 841 860	4 689 368
3.3. Special funds	35 987	30 031	38 448
4. Accruals and deferred income	86 325	93 769	60 067
4.1. Negative goodwill	-	-	-
4.2. Other accruals and deferred income	86 325	93 769	60 067
a) long-term	-	-	-
b) short-term	86 325	93 769	60 067
Total liabilities	14 832 707	13 708 858	13 761 146

* The Company compensates provision for deferred tax and deferred tax assets.

Net book value	9 078 471	8 410 449	7 809 951

Number of shares	**427 709 061**	**427 709 061**	**420 177 137**
Net book value per share (in PLN)	**21,23**	**19,66**	**18,59**

OFF BALANCE SHEET ITEMS	30 June 2004	31 December 2003	30 June 2003
1. Contingent receivables	-	-	-
1.1. From subordinated entities	-	-	-
- received guarantees and sureties	-	-	-
1.2. From other entities	-	-	-
- received guarantees and sureties	-	-	-
2. Contingent liabilities	**1 410 735**	**961 156**	**468 924**
2.1. To subordinated entities	**1 410 735**	**961 156**	**468 924**
- granted guarantees and sureties	**957 036**	**961 156**	**468 924**
- pledge on shares	**453 699**	-	-
2.2. To other entities	-	-	-
- granted guarantees and sureties	-	-	-
3. Other	**900**	**900**	**900**
Total off-balance sheet items	**1 411 635**	**962 056**	**469 824**

INCOME STATEMENT	6 month period ended 30 June 2004	6 month period ended 30 June 2003
I. Net sales, including	**12 955 458**	**11 438 785**
- to subordinated entities	**2 314 086**	**2 070 247**
1. Net sales of finished products	**12 209 246**	**10 809 478**
2. Net sales of goods for resale and materials	**746 212**	**629 307**
II. Cost of goods sold	**(5 968 595)**	**(5 453 537)**
- to subordinated entities	**(1 277**	**(1 157**

	383)	391)
1. Cost of sales of finished products	(5 377 283)	(4 956 444)
2. Cost of goods for resale and materials sold	(591 312)	(497 093)
III. Gross profit on sales (I-II)	6 986 863	5 985 248
IV. Selling and distribution costs	(5 552 420)	(5 094 463)
V. General and administration expenses	(260 896)	(284 408)
VI. Profit on sales (III-IV-V)	1 173 547	606 377
VII. Other operating income	48 694	277 274
1. Profit on disposal of non-financial fixed assets	2 603	1 715
2. Grants	-	-
3. Other	46 091	275 559
VIII. Other operating expenses	(139 473)	(102 034)
1. Loss from disposal of non-financial fixed assets	(272)	(1 152)
2. Impairment of non-financial assets	(56 526)	(20 257)
3. Other	(82 675)	(80 625)
IX. Operating profit (VI+VII-VIII)	1 082 768	781 617
X. Financial income	156 207	135 905
1. Dividends and shares in profits, including:	92 778	67 000
- from subordinated entities	24 562	20 491
2. Interest, including:	6 422	22 094
	1	2

- from subordinated entities	578	709
3. Proceeds from sale of investments	4 911	38 171
4. Revaluation of investments	531	45
5. Other	51 565	8 595
XI. Financial expenses	(55 913)	(127 189)
1. Interest, including:	(33 504)	(61 698)
- for subordinated entities	(771)	(2 403)
2. Loss from sale of investments	-	-
3. Revaluation of investments	(5 714)	(4 933)
4. Other	(16 695)	(60 558)
XII. Gross profit (IX+X-XI)	**1 183 062**	**790 333**
XIII. Extraordinary items (XIV.1 - XIV.2)	(2)	-
1. Extraordinary gains	-	-
2. Extraordinary losses	(2)	-
XIV. Profit before taxation (XII+/-XIII)	**1 183 060**	**790 333**
XV. Income tax	(228 391)	(223 224)
a) current part	(223 308)	(180 774)
b) deferred part	(5 083)	(42 450)
XVI. Other obligatory charges on profit	-	-
XVII. Net profit (XIV-XV-XVI)	**954 669**	**567 109**

Net profit for 12 months (annualised)	**1 374 966**	**796 836**
Weighted average number of ordinary shares	**427 709 061**	**420 177 137**
Earnings per ordinary share (in PLN)	**3,21**	**1,90**

CASH FLOW STATEMENT	**6 month period ended 30 June 2004**	**6 month period ended 30 June 2003**
A. Cash flow from operating activities		
I. Net profit for the year	**954 669**	**567 109**
II. Total adjustments	**82 220**	**(473 599)**
1. Depreciation	**395 732**	**403 917**
2. Foreign exchange (gains)/losses	**(25 698)**	**32 017**
3. Interest and (dividends)	**(60 502)**	**(15 258)**
4. (Profit) loss from investing activities	**48 732**	**(21 365)**
5. Movements in provisions	**51 951**	**33 261**
6. Movements in stock	**(305 930)**	**(276 116)**
7. Movements in receivables	**(684 794)**	**(46 499)**
8. Movements in creditors falling due within one year (with the exception of loans)	**519 049**	**(292 855)**
9. Movements in prepayments and accruals	**126 851**	**(80 972)**
10. Other adjustments	**16 829**	**(209 729)**

III. Net cash flow from operating activities (I+/-II)	**1 036 889**	**93 510**
B. Cash flow from investing activities		
I. Cash inflows from investing activities	**344 794**	**127 029**
1. Disposal of intangible assets and tangible fixed assets	**5 335**	**38 480**
2. Disposal of real estate investments and intangible assets investments	**-**	**-**
3. From financial assets, including:	**99 150**	**86 403**
a) in subordinated entities	**29 880**	**31 129**
- sales of financial assets (except of debt securities)	**6 111**	**15 623**
- sales of debt securities	**-**	**-**
- dividends and shares in profits	**23 703**	**15 444**
- long-term loans repaid	**-**	**-**
- interest received	**66**	**62**
- other inflows from financial assets	**-**	**-**
b) in other entities	**69 270**	**55 274**
- sales of financial assets (except of debt securities)	**-**	**2 159**
- sales of debt securities	**-**	**-**
- dividends and shares in profits	**68 216**	**46 509**
- long-term loans repaid	**-**	**-**
- interest received	**1 054**	**6 606**
- other inflows from financial assets	**-**	**-**

4. Other inflows from investing activities	240 309	2 146
II. Cash outflows from investing activities	(726 489)	(955 937)
1. Purchases of intangible fixed assets and tangible fixed assets	(511 706)	(362 159)
2. Investments in real estate and intangible fixed assets	-	-
3. For financial assets, including:	(213 497)	(593 153)
a) in subordinated entities	(12 654)	(593 153)
- purchases of financial assets (except for debt securities)	(12 654)	(593 153)
b) in other entities	(200 843)	-
- purchases of debt securities	(200 843)	-
4. Other payments	(1 286)	(625)
III. Net cash flow used in investing activities (I-II)	(381 695)	(828 908)
CASH FLOW STATEMENT	**6 month period ended 30 June 2004**	**6 month period ended 30 June 2003**
C. Cash flow from financing activities		
I. Inflows	713 279	2 229 131
1. Issuance of shares and other capital instruments, additional payments to capital	-	-
2. Loans	394 556	1 076 964
3. Issuance of debt securities	318 723	1 152 167
4. Other inflows	-	-
II. Outflows	(1 116 292)	(1 495 823)
1. Redemption of shares	-	-

2. Dividends and other distributions to shareholders	-	-
3. Other than distribution of profit to shareholders payments from profit	-	-
4. Repayment of loans	(549 035)	(395 000)
5. Repurchase of debt securities	(536 467)	(1 042 515)
6. Other financial liabilities	-	-
7. Finance lease payments	(124)	(1 146)
8. Interest paid	(30 666)	(57 162)
9. Other payments	-	-
III. Net cash flows used in financing activities (I-II)	**(403 013)**	**733 308**
D. Net cash flow (A.III+/-B.III+/-C.III)	**252 181**	**(2 090)**
E. Balance sheet change in cash and cash equivalents	**250 094**	**(2 150)**
- including changes in cash and cash equivalents resulting from foreign exchange gains/losses	**(2 087)**	**(60)**
F. Total cash and cash equivalents at the beginning of the period	**62 769**	**61 639**
G. Total cash and cash equivalents at the end of the period (F+/- D) *	**314 950**	**59 549**
- including those of limited availability	**7 327**	**11 243**

* excluding foreign exchange gains/losses - according to National Accounting Standard No 1

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY	**30 June 2004**	**31 December 2003**	**30 June 2003**
I.Shareholders' equity at the beginning of period	**8 374 451**	**7 263 591**	**7 263 591**
a) changes in accounting policies	**35 998**	**11 472**	**11 472**

b) adjustments of fundamental errors	-	-	-
I.a. Shareholders' equity at the beginning of period restated for comparative data	**8 410 449**	**7 275 063**	**7 275 063**
1. Share capital at the beginning of period	**534 636**	**525 221**	**525 221**
1.1.Movements in share capital	-	**9 415**	-
a) increases	-	**9 415**	-
- issues od shares	-	**9 415**	-
b) decreases	-	-	-
1.2. Share capital at the end of period	**534 636**	**534 636**	**525 221**
2. Unpaid share capital at the beginning of period	-	-	-
2.1. Movements in unpaid share capital	-	-	-
a) increases	-	-	-
b) decreases	-	-	-
2.2. Unpaid share capital at the end of period	-	-	-
3. Own shares at the beginning of period	-	-	-
3.1. Movement in own shares	-	-	-
a) increases	-	-	-
b) decreases	-	-	-
3.2 Own shares at the end of period	-	-	-
4. Capital reserve at the beginning of period	**6 122 438**	**5 501 180**	**5 501 180**
4.1. Movements in capital reserve	**655 379**	**621 258**	**435 452**
a) increases:	**655 379**	**621 258**	**435 452**
- share premium	-	**184 909**	-
- distribution of profits (by articles)	-	-	-
- apportionment of profits (over the minimum provided for by the articles)	**651 770**	**395 338**	**395 338**
- capital reserve due to disposal of fixed assets	**3 609**	**41 011**	**40 114**
b) decreases	-	-	-
4.2. Capital reserve at the end of period	**6 777 817**	**6 122 438**	**5 936 632**
5. Revaluation reserve at the beginning of period	**730 120**	**725 551**	**725 551**
a) changes in accounting policies	**11 045**	**3**	**3**
5.a. Revaluation reserve at the beginning of period restated for comparative data	**741 165**	**725 554**	**725 554**
5.1. Movements in revaluation capital	**(8 245)**	**15 611**	**(9 510)**

a) increases:	21 287	63 437	31 536
- increase in valuation of long term investments	-	62 498	31 284
- deferred tax assets related to entries made to revaluation reserve	-	939	252
- hedge accounting-cash flow hedges	21 287	-	-
b) decreases	(29 532)	(47 826)	(41 046)
- fixed assets disposals	(3 609)	(41 011)	(40 114)
- impairment of tangible fixed assets	(1 102)	(6 815)	(932)
- decrease in valuation of long-term investments	(20 986)	-	-
- deferred tax assets related to entries made to revaluation reserve	(3 835)	-	-
5.2. Revaluation reserve at the end of period	732 920	741 165	716 044
6. Other capital reserves at the beginning of period	53 476	53 476	53 476
6.1. Movements in other capital reserves	-	-	-
a) increases	-	-	-
b) decreases	-	-	-
6.2. Other capital reserves at the end of period	53 476	53 476	53 476

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUATION)	30 June 2004	31 December 2003	30 June 2003
7. Profit from previous years at the beginning of period	933 781	458 163	458 163
7.1. Undistributed profit from previous years at the beginning of period	933 781	458 163	458 163
a) changes in accounting policies	24 953	11 469	11 469
b) adjustments of fundamental errors	-	-	-
7.2. Undistributed profit from previous years at the beginning of period restated for comparative data	958 734	469 632	469 632
a) increases	-	-	-
b) decreases	(933 781)	(458 163)	(458 163)
- dividends paid	(278 011)	(58 825)	(58 825)
- transfer to capital reserve	(651 770)	(395 338)	(395 338)
- others (including transfer to settlements)	(4 000)	(4 000)	(4 000)
7.3. Undistributed profit from previous years at the end of period	24 953	11 469	11 469
7.4. Undistributed loss from previous years at the beginning of period	-	-	-

a) changes in accounting policies	-	-	-
b) adjustments of fundamental errors	-	-	-
7.5. Undistributed loss from previous years at the beginning of period restated for comparative data	-	-	-
a) increases	-	-	-
b) decreases	-	-	-
7.6. Undistributed loss from previous years at the end of period	-	-	-
7.7. Undistributed profit from previous years at the end of period	**24 953**	**11 469**	**11 469**
8. Net profit for the period	**954 669**	**947 265**	**567 109**
a) net profit*	**954 669**	**947 265**	**567 109**
b) net loss	-	-	-
c) distribution of profit	-	-	-
II. Shareholders' equity at the end of period	**9 078 471**	**8 410 449**	**7 809 951**

* Includes net profit from approved financial statement and net profit coming from a change of accounting policies amounting to PLN 13,484

thousand for the year ended 31 December 2003 and PLN 4,120 thousand for the 6 month period ended 30 June 2003.

END

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Regulatory Announcement

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Interim Results_PAS (9b)
Released	13:47 30-Sep-04
Number	5162D

MOVEMENT IN INTANGIBLE FIXED ASSETS (by groups)							
	a	b	c		d	e	Total intang fixed assets
	development cost	goodwill	licences, patents and similar assets, including:		other intangible fixed assets	prepayments for intangible fixed assets	
				computer software			
a) gross book value at the beginning of period	139	-	152 943	3 517	50	-	
b) additions	-	-	2 788	-	-	-	
purchase	-	-	2 788	-	-	-	
other	-	-	-	-	-	-	
c) decreases	-	-	50	44	-	-	
sales and liquidation	-	-	50	44	-	-	
other	-	-	-	-	-	-	
d) gross book value at the end of period	139	-	155 681	3 473	50	-	
e) accumulated amortisation at the beginning of period	89	-	107 151	3 494	50	-	
f) increases	23	-	13 555	7	-	-	

amortisation	23	-	13 555	7	-	-	
other	-	-	-	-	-	-	
g) decreases	-	-	50	44	-	-	
sale and liquidation	-	-	50	44	-	-	
transferred contributions in kind	-	-	-	-	-	-	
other	-	-	-	-	-	-	
h) accumulated amortisation at the end of period	112	-	120 656	3 457	50	-	
i) valuation adjustments at the beginning of period	-	-	69	3	-	-	
increases	-	-	5	-	-	-	
decreases	-	-	-	-	-	-	
j) valuation adjustments at the end of the period	-	-	74	3	-	-	
k) net book value at the end of the period	27	-	34 951	13	-	-	
For the 6 month period 30 June 2004 unplanned amortisation charges relating to intangible fixed assets due to impairment amounted to PLN 5 thousand.							

MOVEMENT IN TANGIBLE FIXED ASSETS (by groups)

	-land (including perpetual usufruct rights)	- buildings and constructions	- plant and equipment	- transport	- other fixed assets	Total tang fixed ass
a) gross book value at the beginning of period	149 518	6 480 828	6 237 937	104 548	91 807	
b) additions	14 844	108 778	45 089	510	1 972	
purchase	14 844	108 364	44 290	510	1 972	
disclosures	-	80	26	-	-	
other	-	334		-	-	

			773			
c) decreases	1 121	42 371	48 506	3 023	1 112	
sales and liquidation	1 121	42 369	48 230	2 818	1 074	
other*	-	2	276	205	38	
Transfers	-	(323)	(17)	-	340	
d) gross value at the end of period	163 241	6 546 912	6 234 503	102 035	93 007	
e) accumulated depreciation at the beginning of period	13 794	2 811 200	4 365 185	69 510	70 018	
f) increases	1 445	148 095	224 837	3 434	4 579	
amortisation	1 445	148 095	224 601	3 434	4 579	
other	-	-	236	-	-	
g) decreases	1 121	36 817	48 021	2 628	1 071	
sale and liquidation	1 121	36 817	47 826	2 565	1 033	
other*	-	-	195	63	38	
Transfers	-	(86)	(13)	-	99	
h) accumulated depreciation at end of period	14 118	2 922 392	4 541 988	70 316	73 625	
i) valuation adjustments at the beginning of period	-	80 175	8 048	21	526	
increaes	-	38 403	2 780	92	1 080	
decreaes	-	10 352	765	18	192	
j) valuation adjustments at the end of the	-	108	10	95	1 414	

period		226	063			
k) net book value at the end of the period	149 123	3 516 294	1 682 452	31 624	17 968	

* Reclassifications of fixed assets to equipment, donations and others.

For the 6 month period ended 30 June 2004 unplanned depreciation charges relating to tangible fixed assets due to impairment amounted to PLN 42,355 thousand.

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Regulatory Announcement

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Interim Results_PAS (3a)
Released	10:55 30-Sep-04
Number	5146D

CONSOLIDATED FINANCIAL STATEMENTS AND COMPARATIVE CONSOLIDATED FINANCIAL DATA

		30 June 2004	31 December 2003	30 June 2003
CONSOLIDATED BALANCE SHEET	Note			
ASSETS				
I. Fixed assets		**10 645 930**	**10 622 416**	**10 349 015**
1. Intangible assets, including:	1	**82 372**	**93 208**	**104 199**
- goodwill		**9 072**	**10 211**	**10 918**
2. Goodwill on consolidation of subordinated entities	2	**19 342**	**20 856**	**23 360**
3. Tangible fixed assets	3	**9 318 167**	**9 294 519**	**8 974 815**
4. Long term receivables	4	**10 532**	**18 084**	**12 484**
4.1. From subordinated entities		**1 415**	**1 402**	**1 536**
4.2. From other entities		**9 117**	**16 682**	**10 948**
5. Long term investments	5	**1 055 008**	**1 023 346**	**1 078 176**
5.1. Real estates		-	-	-
5.2. Intangible assets		-	-	-
5.3. Long term financial assets		**1 055 008**	**1 023 346**	**1 078 176**
a) in subordinated entities, including:		**507 500**	**489 816**	**460 889**
- shares in subordinated entities accounted for on an equity basis		**479 075**	**455 749**	**425 155**
- shares in unconsolidated subordinated companies and joint venture entities		**28 425**	**34 067**	**35 734**
b) in other entities		**547 508**	**533 530**	**617 287**
5.4. Other long term investments		-	-	-
6. Long term prepayments, deferred costs and deferred tax asset	6	**160 509**	**172 403**	**155 981**
6.1. Deferred tax assets		**22 707**	**15 120**	**18 247**
6.2. Prepayments and deferred costs		**137 802**	**157 283**	**137 734**
II. Current assets		**7 779 041**	**6 360 975**	**6 347 888**
1. Inventories	7	**3 349 117**	**3 041 411**	**3 132 185**
2. Short term receivables	8,9	**2 935 342**	**2 231 228**	**2 206 501**

2.1. From subordinated entities		157 929	118 375	87 934
2.2. From other entities		2 777 413	2 112 853	2 118 567
3. Short term investments	10	1 224 148	718 310	447 067
3.1. Short term financial assets		1 223 755	717 809	446 566
a) in subordinated entities		-	-	-
b) in other entities		387 717	156 049	66 786
c) cash and cash equivalents		836 038	561 760	379 780
3.2. Other short term investments		393	501	501
4. Short term prepayments and deferred costs	11	270 434	370 026	562 135
T o t a la s s e t s		18 424 971	16 983 391	16 696 903
LIABILITIES	**Note**			
I. Shareholders equity		9 894 444	9 155 986	8 460 638
1. Share capital	13	534 636	534 636	525 221
2. Unpaid share capital (negative value)		-	-	-
3. Own shares (negative value)	14	-	-	-
4. Capital reserve	15	7 245 664	6 468 021	6 278 684
5. Revaluation reserve	16	682 445	674 685	678 844
6. Other capital reserves	17	53 476	53 476	53 476
7. Foreign exchange gain on inclusion of subordinated entities		42 031	62 366	31 601
8. Undistributed profit from previous years		307 337	336 939	337 930
9. Net profit	39	1 028 855	1 025 863	554 882
10. Distribution from profit during financial year (negative value)	18	-	-	-
II. Minority interests	19	436 177	425 961	410 031
III. Negative goodwill on subordinated entities	20	283 641	301 369	434 267
IV. Liabilities and provisions for liabilities		7 810 709	7 100 075	7 391 967
1. Provisions for liabilities	21	904 119	828 715	895 149
1.1. Provision for deferred tax		212 395	212 323	317 054
1.2. Retirement benefits and similar provisions		170 416	158 588	150 278
a) long term		148 707	137 359	130 100
b) short term		21 709	21 229	20 178
1.3. Other provisions		521 308	457 804	427 817
a) long term		433 176	372 279	329 789
b) short term		88 132	85 525	98 028
2. Long term liabilities	22	1 999 916	1 839 284	471 028
2.1. To subordinated entities		-	168	-
2.2. To other entities		1 999 916	1 839 116	471 028
3. Short term liabilities	23	4 786 322	4 295 406	5 936 859
2.1. To subordinated entities		51 253	53 092	56 155
3.2. To other entities		4 679 062	4 195 414	5 822 273

3.3. Special funds		56 007	46 900	58 431
4. Accruals and deferred income	24	120 352	136 670	88 931
4.1. Negative goodwill		8	365	480
4.2. Other accruals and deferred income		120 344	136 305	88 451
a) long term		9 701	9 046	10 958
b) short term		110 643	127 259	77 493
Total liabilities		**18 424 971**	**16 983 391**	**16 696 903**
Net book value	25	9 894 444	9 155 986	8 460 638
Number of shares		427 709 061	427 709 061	420 177 137
Net book value per share (in PLN)		23,13	21,41	20,14
Diluted number of shares		-	-	-
Diluted net book value per share (in PLN)		-	-	-
OFF-BALANCE SHEET ITEMS				
1. Contingent receivables		-	-	-
1.1. From subordinated entities		-	-	-
- received guarantees and sureties		-	-	-
1.2. From other entities		-	-	-
- received guarantees and sureties		-	-	-
2. Contingent liabilities		756 595	155 385	90 909
2.1. To subordinated entities	26	625 423	106 747	76 195
- granted guarantees and sureties		171 724	106 747	76 195
- pledge on shares		453 699	-	-
2.2. To other entities		131 172	48 638	14 714
- granted guarantees and sureties		85 446	48 638	14 714
3. Other		14 940	11 771	9 297
Total off - balance sheet items		771 535	167 156	100 206
STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS EQUITY	**Note**			
		-		
I. Shareholders equity at the beginning of period		9 129 889	7 927 015	7 927 014
a) changes in accounting policies		26 097	13 883	13 883
b) corrections of fundamental errors		-	-	-
I. a. Shareholders equity at the beginning of period restated for comparative data		9 155 986	7 940 898	7 940 897

1. Share capital at the beginning of period		**534 636**	**525 221**	**525 221**
1.1.Movements in share capital		-	9 415	-
a) increases		-	9 415	-
- issues of shares		-	9 415	-
b) decreases		-	-	-
1.2. Share capital at the end of period		**534 636**	**534 636**	**525 221**
2. Unpaid share capital at the beginning of period		-	-	-
2.1. Movements in unpaid share capital		-	-	-
a) increases		-	-	-
b) decreases		-	-	-
2.2. Unpaid share capital at the end of period		-	-	-
3. Own shares at the beginning of period		-	-	-
3.1. Movement in own shares		-	-	-
a) increases		-	-	-
b) decreases		-	-	-
3.2 Own shares at the end of period		-	-	-
4. Capital reserve at the beginning of period		**6 468 021**	**5 757 678**	**5 757 678**
4.1. Movements in capital reserve		777 643	710 343	521 006
a) increases		777 643	710 981	521 006
- share premium		-	184 910	-
- distribution of profits (by articles)		-	-	-
- apportionment of profits (over the minimum provided for by the articles)		773 278	482 395	480 770
- transfer from capital reserves due to revaluation of fixed assets disposed		4 365	43 676	40 236
b) decreases		-	(638)	-
- absorption of losses		-	(638)	-
- other		-	-	-
4.2. Capital reserve at the end of period	15	**7 245 664**	**6 468 021**	**6 278 684**
5. Revaluation reserve at the beginning of period		**674 685**	**722 745**	**722 745**
- changes in accounting policies, restatement of opening balance		-	-	-
5.1. Revaluation reserve at the beginning of period restated for comparative data		**674 685**	**722 745**	**722 745**
5.2. Movements in revaluation reserve		7 760	(48 060)	(43 901)
a) increases		17 525	3 796	252
- increase of value of long term investments		-	2 857	-
- deferred tax assets related to entries made to revaluation reserve		-	939	252
- hedge accounting - cash-flow hedges		17 525	-	-
b) decreases		(9 765)	(51 856)	(44 153)
- fixed assets disposals		(4 365)	(43 676)	(40 236)
- impairment of tangible fixed assets		(1 562)	(6 815)	(932)

- decreasing long term investments valuation		-	-	-
- deferred tax assets related to entries made to revaluation reserve		(3 838)	-	-
- other		-	(1 365)	(2 985)
5.3. Revaluation reserve at the end of period	16	**682 445**	**674 685**	**678 844**
6. Other capital reserves at the beginning of period		**53 476**	**53 476**	**53 476**
6.1. Movements in other capital reserves		-	-	-
a) increases		-	-	-
b) decreases		-	-	-
6.2. Other capital reserves at the end of period	17	**53 476**	**53 476**	**53 476**
STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS EQUITY - CONTINUATION				
7. Foreign exchange differences from recalculation of subordinated entities		**42 031**	**62 366**	**31 601**
8. Undistributed profit from previous years at the beginning of period		**1 336 705**	**867 885**	**867 885**
8.1. Undistributed profit from previous years at the beginning of period		**1 336 705**	**867 885**	**867 885**
a) changes in accounting policies		**26 097**	**13 883**	**13 883**
b) corrections of fundamental errors		-	-	-
8.2. Undistributed profit from previous years at the beginning of period restated for comparative data		**1 362 802**	**881 768**	**881 768**
a) increases		-	**638**	-
- absorption of losses		-	**638**	-
b) decreases		**(1 055 465)**	**(545 467)**	**(543 838)**
- dividends paid		**(278 011)**	**(58 825)**	**(58 825)**
- transfer to capital reserve		**(773 278)**	**(482 395)**	**(480 770)**
- other		**(4 176)**	**(4 247)**	**(4 243)**
8.3. Undistributed profit from previous years at the end of period		**307 337**	**336 939**	**337 930**
8.4. Undistributed loss from previous years at the beginning of period		-	-	-
a) changes in accounting policies		-	-	-
b) corrections of fundamental errors		-	-	-
8.5. Undistributed loss from previous years at the beginning of period restated for comparative data		-	-	-
a) increases		-	-	-
b) decreases		-	-	-
8.6. Undistributed loss from previous years at the end of period		-	-	-
8.7. Undistributed profit from previous years at the end of period		**307 337**	**336 939**	**337 930**
9. Net profit for the financial year		**1 028 855**	**1 025 863**	**554 882**

a) net profit *		1 028 855	1 025 863	554 882
b) net loss		-	-	-
c) distribution from current year profit		-	-	-
II. Shareholders equity at the end of period		**9 894 444**	**9 155 986**	**8 460 638**
III. Shareholders equity after proposed distribution of profit (absorption of losses)		**9 894 444**	**9 155 986**	**8 460 638**
* including net profit from change of accounting policy amounting to PLN 12,214 thousand for the year ended 31 December 2003 and PLN 3,932 thousand for 6 month period ended 30 June 2003.				
EXPLANATORY NOTES				
NOTES TO THE CONSOLIDATED BALANCE SHEET				
Note 1A				
INTANGIBLE ASSETS				
a) development costs		741	356	365
b) company goodwill		9 072	10 211	10 918
c) licences, patents and similar assets		68 545	77 921	87 795
- computer software		15 340	12 345	8 920
d) other intangible fixed assets		4 014	4 720	5 121
e) payments on account of intangible fixed assets		-	-	-
Total intangible assets		**82 372**	**93 208**	**104 199**
Value of intangible fixed assets being collateral for Group's liabilities:		-	-	-
NOTE 1B				
Note 1C				
INTANGIBLE ASSETS (BY CLASS OF OWNERSHIP)				
a) own		82 372	93 208	104 199
b) used on basis of lease, tenancy agreements or other agreement, including leasing		-	-	-
Total intangible assets		**82 372**	**93 208**	**104 199**
Note 2A				
GOODWILL				
a) goodwill from consolidation - subsidiaries		17 319	18 465	20 600
b) goodwill from consolidation - joint-ventures		-	-	-
c) goodwill from consolidation - associated companies		2 023	2 391	2 760
Total goodwill from consolidation		**19 342**	**20 856**	**23 360**
Note 2B				
CHANGE IN GOODWILL FROM CONSOLIDATION - SUBSIDIARY COMPANIES				
a. gross value at the beginning of period				

		25 483	25 162	25 162
ORLEN Petroprofit Sp. z o.o.		1 623	1 623	1 623
Petrogaz Lapy Sp. z o.o.		368	63	63
Petrotel Sp. z o.o.		493	493	493
Ship Service S.A.		8 860	8 860	8 860
ORLEN PetroTank Sp. z o.o.		14 123	14 123	14 123
ORLEN Transport Krakow Sp. z o.o.		6	-	-
Entity consolidated by Rafineria Jedlicze S.A.		10	-	-
b. increases		1 300	321	6
ORLEN Petroprofit Sp. z o.o.		1 175	-	-
Petrogaz Lapy Sp. z o.o.		-	305	-
ORLEN Transport Krakow Sp. z o.o.		-	6	6
Entity consolidated by Rafineria Jedlicze S.A.		-	10	-
Petrooktan Sp. z o.o.		-	-	-
ORLEN Morena Sp z o.o.		125	-	-
c. decreases		-	-	-
d. gross value at the end of period		26 783	25 483	25 168
ORLEN Petroprofit Sp. z o.o.		2 798	1 623	1 623
Petrogaz Lapy Sp. z o.o.		368	368	63
Petrotel Sp. z o.o.		493	493	493
Ship Service S.A.		8 860	8 860	8 860
ORLEN PetroTank Sp. z o.o.		14 123	14 123	14 123
ORLEN Transport Krakow Sp. z o.o.		6	6	6
Entity consolidated by Rafineria Jedlicze S.A.		10	10	-
ORLEN Morena Sp z o.o.		125	-	-
e. accumulated amortisation at the beginning of period		7 018	2 220	2 220
ORLEN Petroprofit Sp. z o.o.		1 623	1 623	1 623
Petrogaz Lapy Sp. z o.o.		164	63	63
Petrotel Sp. z o.o.		189	90	90
Ship Service S.A.		2 216	444	444
ORLEN PetroTank Sp. z o.o.		2 825	-	-
ORLEN Transport Krakow Sp. z o.o.		1	-	-
f. amortisation for the period		2 446	4 798	2 348
ORLEN Petroprofit Sp. z o.o.		20	-	-
Petrogaz Lapy Sp. z o.o.		76	101	-
Petrotel Sp. z o.o.		49	99	49
Ship Service S.A.		886	1 772	886
ORLEN PetroTank Sp. z o.o.		1 412	2 825	1 412
ORLEN Transport Krakow Sp. z o.o.		3	1	1
g. accumulated amortisation at the end of period		9 464	7 018	4 568
ORLEN Petroprofit Sp. z o.o.		1 643	1 623	1 623

Petrogaz Lapy Sp. z o.o.		240	164	63
Petrotel Sp. z o.o.		238	189	139
Ship Service S.A.		3 102	2 216	1 330
ORLEN PetroTank Sp. z o.o.		4 237	2 825	1 412
ORLEN Transport Krakow Sp. z o.o.		4	1	1
h. net value at the end of period		**17 319**	**18 465**	**20 600**
ORLEN Petroprofit Sp. z o.o.		1 155	-	-
Petrogaz Lapy Sp. z o.o.		128	204	-
Petrotel Sp. z o.o.		255	304	354
Ship Service S.A.		5 758	6 644	7 530
ORLEN PetroTank Sp. z o.o.		9 886	11 298	12 711
ORLEN Transport Krakow Sp. z o.o.		2	5	5
Entity consolidated by Rafineria Jedlicze S.A.		10	10	-
ORLEN Morena Sp z o.o.		125	-	-
Note 2C				
CHANGE IN GOODWILL FROM CONSOLIDATION - JOINT VENTURES				
a. gross value at the beginning of period		-	-	-
b. increases		-	-	-
c. decreases		-	-	-
d. gross value at the end of period		-	-	-
e. accumulated amortisation at the beginning of period		-	-	-
f. amortisation for the period		-	-	-
g. accumulated amortisation at the end of period		-	-	-
h. net value at the end of period		-	-	-
Note 2D				
CHANGE IN GOODWILL FROM CONSOLIDATION - ASSOCIATED COMPANIES				
a. gross value at the beginning of period		8 326	8 326	8 326
Naftoport Sp. z o.o.		8 326	8 326	8 326
b. increases		-	-	-
Naftoport Sp. z o.o.		-	-	-
c. decreases		-	-	-
d. gross value at the end of the period		8 326	8 326	8 326
Naftoport Sp. z o.o.		8 326	8 326	8 326
e. accumulated amortisation at the beginning of period		5 935	5 198	5 198
Naftoport Sp. z o.o.		5 935	5 198	5 198
f. amortisation for the period		368	737	368
Naftoport Sp. z o.o.		368	737	368
g. decrease in amortisation of goodwill				

		-	-	-
h. accumulated amortisation at the end of period		**6 303**	**5 935**	**5 566**
Naftoport Sp. z o.o.		**6 303**	**5 935**	**5 566**
i. net value at the end of period		**2 023**	**2 391**	**2 760**
Naftoport Sp. z o.o.		**2 023**	**2 391**	**2 760**
		-	-	-
Note 2E				
CALCULATION OF GOODWILL FROM CONSOLIDATION AT THE MOMENT OF ACQUISITION/INCREASE IN SHARES				

END

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Interim Results_PAS (3b)
Released	10:58 30-Sep-04
Number	5148D

PKN ORLEN SA
SEC File
82-5036

Note 3A				
TANGIBLE ASSETS				
a) fixed assets, including:		8 084 304	8 372 256	8 238 401
- land (including perpetual usufruct)		399 561	393 677	407 492
- buildings and construction		4 986 462	5 076 183	4 935 096
- plant and equipment		2 462 411	2 676 343	2 661 403
- vehicles		175 254	161 928	169 319
- other fixed assets		60 616	64 125	65 091
b) construction in progress		1 101 804	852 500	658 127
c) payments on account of construction in progress		132 059	69 763	78 287
Total tangible assets		9 318 167	9 294 519	8 974 815
Value of tangible fixed assets being collateral for Group's liabilities:		313 875	463 728	391 586
Note 3B				
Note 3C				
FIXED ASSETS (BY CLASS OF OWNERSHIP)				
a) own		8 040 438	8 339 920	8 207 517
b) used on the basis of lease, tenancy agreements or other agreement, including leasing		43 866	32 336	30 884
Total fixed assets		8 084 304	8 372 256	8 238 401
Note 3D				
OFF-BALANCE SHEET FIXED ASSETS				
used on the basis of lease, tenancy agreements or other agreement, including leasing:		768 295	744 697	723 404
- the amount of the perpetual usufruct rights (estimated on the basis of land valuation made by municipalities in order to determine fees for perpetual leasehold)		521 599	514 994	507 662
Total off-balance sheet fixed assets		768 295	744 697	723 404
Companies from the Capital Group do not recognize perpetual usufruct rights of land granted by an administrative decision in previous years due to the fact that historical cost can not be reliably determined.				
Note 4A				
LONG TERM RECEIVABLES				

a) due from subordinated companies, including:	1 415	1 402	1 536
- from subsidiaries companies	1 415	1 402	1 536
- from joint-ventures	-	-	-
- from associated companies	-	-	-
- from significant investor	-	-	-
- from dominant company	-	-	-
b) from other companies	9 117	16 682	10 948
Net long term receivables	10 532	18 084	12 484
c) bad and doubtful debt provision (positive value)	14	14	26
Gross long term receivables	10 546	18 098	12 510
Note 4B			
MOVEMENTS IN LONG TERM RECEIVABLES			
a) balance at the beginning of period	18 098	14 908	14 908
b) increases	3 895	10 909	1 465
c) decreases	(11 447)	(7 719)	(3 863)
Long term receivables at the end of the period	10 546	18 098	12 510
Note 4C			
MOVEMENTS IN BAD AND DOUBTFUL DEBTS PROVISION FOR LONG TERM RECEIVABLES			
a) balance at the beginning of period	14	35	35
b) increases of:	-	-	-
- initial receivable	-	-	-
- interest	-	-	-
- other	-	-	-
c) release of	-	(2)	(9)
- initial receivable	-	(2)	(9)
- interest	-	-	-
- other	-	-	-
d) utilization	-	(19)	-
- initial receivable	-	(19)	-
- interest	-	-	-
- other	-	-	-
Bad and doubtful debt provision for long term debtors at the end of period	14	14	26
Note 4D			
LONG TERM RECEIVABLES (CURRENCY TYPE)			
a) in Polish currency	10 546	18 098	12 510
b) in foreign currencies (by currency and recalculated to zlotys)	-	-	-
Total long term receivables			

	10 546	18 098	12 510
Note 5A			
MOVEMENTS IN REAL ESTATE			
a) balance at the beginning of period	-	-	-
b) increases	-	-	-
c) decreases	-	-	-
Total real estate at the end of period	-	-	-
Note 5B			
MOVEMENTS IN INTANGIBLE ASSETS (BY GROUPS)			
a) balance at the beginning of period	-	-	-
b) increases	-	-	-
c) decreases	-	-	-
Total intangible fixed assets at the end of period	-	-	-
Note 5C			
LONG TERM FINANCIAL ASSETS			
a) in subsidiary companies (not consolidated)	**28 245**	**32 892**	**34 500**
- stakes and shares	**28 245**	**32 892**	**34 500**
b) in joint-ventures (not consolidated)	-	-	-
c) in associated companies (not consolidated)	**180**	**1 175**	**1 234**
- stakes and shares	**180**	**1 175**	**1 234**
d) in subsidiary, joint-venture and associated companies valuated on the equity basis	**479 075**	**455 749**	**425 155**
- stakes and shares	**479 075**	**455 749**	**425 155**
e) in significant investor	-	-	-
f) in dominant company	-	-	-
g) in other companies	**547 508**	**533 530**	**617 287**
- stakes and shares	**523 712**	**511 046**	**501 176**
- securities	-	-	-
- other securities	**928**	**913**	**1 358**
- loans granted	**20 868**	**21 571**	**114 753**
- other long term financial assets	**2 000**	-	-
Total long term financial assets	**1 055 008**	**1 023 346**	**1 078 176**
Pledge on shares of BOP is described in Note 47(l) .			
Note 5D			
MOVEMENTS IN LONG-TERM FINANCIAL ASSETS (BY GROUPS)			
I. Long term financial assets at the beginning of the period	**1 023 346**	790 892	790 892
a) in subsidiary entities (not consolidated)	**32 892**	**34 300**	**34 300**

- stakes and shares	32 892	34 300	34 300
b) in associated companies (not consolidated)	1 175	85 097	85 097
- stakes and shares	1 175	85 097	85 097
c) in subsidiaries, joint-venture and associated companies accounted for under the equity method	455 749	70 018	70 018
- stakes and shares	455 749	70 018	70 018
d) in other companies	533 530	601 477	601 477
- stakes and shares	511 046	501 608	501 608
- other securities	913	-	-
- loans granted	21 571	99 869	99 869
- other long term financial assets	-	-	-
II. Increases in the period	54 087	466 564	391 338
a) in subsidiary entities (not consolidated)	1 581	35 086	2 008
- stakes and shares	1 581	35 086	2 008
b) in associated (not consolidated)	80	97	141
- stakes and shares	80	97	141
c) in subsidiaries, joint-venture and associated companies accounted for under the equity method	36 589	387 856	367 004
- stakes and shares	36 589	387 856	367 004
d) in other companies	15 837	43 525	22 185
- stakes and shares	12 521	14 827	1 914
- other securities	15	914	1 358
- loans granted	1 301	27 784	18 913
- other long term financial assets	2 000	-	-
III. Decreases in the period	22 425	234 110	104 054
a) in subsidiary entities (not consolidated)	6 228	36 494	1 808
- stakes and shares	6 228	36 494	1 808
b) in associated (not consolidated)	1 075	84 019	84 004
- stakes and shares	1 075	84 019	84 004
c) in subsidiaries, joint-venture and associated companies accounted for under the equity method	13 263	2 125	11 867
- stakes and shares	13 263	2 125	11 867
d) in other companies	1 859	111 472	6 375
- stakes and shares	(145)	5 389	2 346
- other securities	-	1	-
- loans granted	2 004	106 082	4 029
- other long term financial assets	-	-	-
IV. Long term financial assets at the end of the period	1 055 008	1 023 346	1 078 176
a) in subsidiary entities (not consolidated)	28 245	32 892	34 500
- stakes and shares	28 245	32 892	34 500
b) in associated (not consolidated)	180	1 175	1 234
- stakes and shares	180	1 175	1 234
c) in subsidiaries, joint-venture and associated companies	479 075	455 749	425 155

accounted for under the equity method				
- stakes and shares		479 075	455 749	425 155
d) in other companies		547 508	533 530	617 287
- stakes and shares		523 712	511 046	501 176
- other securities		928	913	1 358
- loans granted		20 868	21 571	114 753
- other long term financial assets		2 000	-	-
I. Long term financial assets at the beginning of the period		1 023 346	790 892	790 892
II. Increases in the period		54 087	466 564	391 338
III. Decreases in the period		22 425	234 110	104 054
IV. Long term financial assets at the end of the period		1 055 008	1 023 346	1 078 176
NOTE 5E				
NOTE 5E				
NOTE 5E				
NOTE 5E				
NOTE 5E				
NOTE 5F				
NOTE 5F				
NOTE 5F				
NOTE 5G				
Note 5H				
LONG TERM SHARES, SECURITIES AND OTHER PROPERTY RIGHTS (CURRENCY TYPE)				
a) in Polish currency		1 032 894	1 000 306	438 706
b) in foreign currencies (by currency and recalculated to zloty)		1 246	1 469	524 717
b1. unit/currency thousand/USD		-	-	4
thousand PLN		-	-	17
b2. unit/currency thousand/EUR		271	297	120 535
thousand PLN		1 231	1 400	524 632
b3. other currencies in PLN		15	69	68
Total long term shares, securities and other property rights		1 034 140	1 001 775	963 423
Note 5I				
LONG TERM SHARES, SECURITIES AND OTHER PROPERTY RIGHTS (BY TRANSFERABILITY)				
A. With unlimited transferability, listed on stock exchange (balance sheet value)		928	913	-

a) shares (balance sheet value)	-	-	-
- adjustments (for the period)	-	-	-
- value at the beginning of the period	-	-	-
- value at purchase price	-	-	-
b) bonds (balance sheet value)	928	913	-
- adjustments (for the period)	15	(1)	-
- value at the beginning of the period	913	-	-
- value at purchase price	914	914	-
c) other - by type (balance sheet value)	-	-	-
- adjustments (for the period)	-	-	-
- value at the beginning of the period	-	-	-
- value at purchase price	-	-	-
B. With unlimited transferability, quoted on OTC markets (balance sheet value)	548	340	326
a) shares (balance sheet value)	548	340	326
- adjustments (for the period)	208	(259)	(274)
- value at the beginning of the period	340	599	600
- value at purchase price	3 111	3 111	3 111
b) bonds (balance sheet value)	-	-	-
- adjustments (for the period)	-	-	-
- value at the beginning of the period	-	-	-
- value at purchase price	-	-	-
c) other - by type (balance sheet value)	-	-	-
- adjustments (for the period)	-	-	-
- value at the beginning of the period	-	-	-
- value at purchase price	-	-	-
C. With unlimited transferability, not quoted on regulated market (balance sheet value)	37 258	43 993	13 966
a) shares (balance sheet value)	36 913	37 270	13 966
- adjustments (for the period)	(2 063)	2 736	(301)
- value at the beginning of the period	1 367	14 357	14 267
- value at purchase price	38 779	35 844	11 398
b) bonds (balance sheet value)	-	-	-
- adjustments (for the period)	-	-	-
- value at the beginning of the period	-	-	-
- value at purchase price	-	-	-
c) other - by type (balance sheet value)	345	6 723	-
- adjustments (for the period)	-	(17)	-
- value at the beginning of the period	345	5 370	-
- value at purchase price	692	7 070	-
D. With limited transferability (balance sheet value)	995 406	956 529	949 131
a) shares (balance sheet value)	993 404	956 528	947 773

- adjustments (for the period)		27 372	285 330	7 940
- value at the beginning of the period		965 865	606 359	939 833
- value at purchase price		626 174	706 329	986 774
b) bonds (balance sheet value)		-	-	-
- adjustments (for the period)		-	-	-
- value at the beginning of the period		-	-	-
- value at purchase price		26 000	26 000	26 000
c) other - by type (balance sheet value)		2 002	1	1 358
- adjustments (for the period)		-	-	-
- value at the beginning of the period		2	1	1 358
- value at purchase price		2 000	1	1 358
Total value at purchase price		697 670	779 269	1 028 641
Total value at the beginning of the period		968 832	626 686	956 058
Total adjustments for the period		25 532	287 789	7 365
Total balance sheet value		1 034 140	1 001 775	963 423
Note 5J				
LONG TERM LOANS GRANTED (CURRENCY TYPE)				
a) in Polish currency		1 271	1 283	99 559
b) in foreign currencies (by currency and recalculated to PLN)		19 597	20 288	15 194
b2. unit/currency thousand/EUR		4 314	4 301	3 409
thousand PLN		19 597	20 288	15 194
b3. other currencies in PLN		-	-	-
Total long term loans		20 868	21 571	114 753
Note 5K				
OTHER LONG TERM INVESTMENTS (BY TYPE)				
Total other long term investments		-	-	-
Note 5L				
MOVEMENTS IN OTHER LONG TERM INVESTMENTS (BY TYPE)				
a) balance at the beginning of period		-	-	-
b) increases		-	-	-
c) decreases		-	-	-
d) balance at the end of period		-	-	-
Total other long term investments		-	-	-
Note 5M				
OTHER LONG TERM INVESTMENTS (CURRENCY TYPE)				
a) in Polish currency		-	-	-

b) in foreign currencies (by currency and recalculated to zloty)	-	-	-
Total other long term investments	-	-	-
Note 6A			
MOVEMENTS IN DEFERRED TAX ASSETS			
1.Balance at the beginning of the period, including:	**15 120**	**24 570**	**24 570**
a) reflected in financial result	**15 947**	**25 397**	**25 397**
b) reflected in equity	**(827)**	**(827)**	**(827)**
c) reflected in goodwill or negative goodwill	-	-	-
2. Increases*	**10 580**	**12 802**	**4 826**
a) reflected in financial result of the period due to negative temporary differences	**10 596**	**12 705**	**4 575**
b) reflected in financial result of the period due to tax loss	**(16)**	**97**	**251**
c) reflected in equity due to temporary negative differences	-	-	-
d) reflected in equity due to tax loss	-	-	-
f) increase due to change in Capital Group	-	-	-
3. Decreases*	**(2 993)**	**(22 252)**	**(11 149)**
a) reflected in financial result of the period due to negative temporary differences	**(2 659)**	**(21 971)**	**(10 683)**
b) reflected in financial result of the period due to tax loss	**(334)**	**(281)**	**(466)**
c) reflected in equity due to temporary negative differences	-	-	-
d) reflected in equity due to tax loss	-	-	-
e) reflected in goodwill or badwill due to temporary negative differences	-	-	-
4. Balance at the end of the period	**22 707**	**15 120**	**18 247**
a) reflected in financial result	**23 534**	**15 947**	**19 074**
b) reflected in equity	**(827)**	**(827)**	**(827)**
c) reflected in goodwill or negative goodwill	-	-	-
Total deferred tax assets at the end of the period	**22 707**	**15 120**	**18 247**
* net ncrease reflected in financial result for the period amounts to PLN (7,419) thousand, the difference amounting to PLN 24 thousand is a result of change in number of companies consolidated			
Note 6B			
PREPAYMENTS AND DEFERRED COSTS			
a) deferred costs, including:	**129 948**	**144 325**	**137 263**
- write down due to the catalisators' wearing off	**51 458**	**66 323**	**45 750**
- cost of acquisition of customers (patronage stations)	**50 968**	**58 423**	**65 376**
- other	**27 522**	**19 579**	**26 137**
b) other	**7 854**	**12 958**	**471**
Total prepayments and deferred costs	**137 802**	**157 283**	**137 734**

Note 7			
INVENTORIES	**-**	**-**	**-**
a) raw materials and other materials	**1 730 811**	**1 521 811**	**1 370 076**
b) work in progress	**350 004**	**284 890**	**371 748**
c) finished goods	**1 026 324**	**970 734**	**1 188 722**
d) goods for resale	**240 081**	**260 346**	**199 610**
e) prepaid inventory	**1 897**	**3 630**	**2 029**
Total inventories	**3 349 117**	**3 041 411**	**3 132 185**
Value of inventories being collateral for Group's liabilities	54 185	36 597	13 484
Note 8A			
SHORT TERM RECEIVABLES	**-**	**-**	**-**
a) from subordinated companies	**157 929**	**118 375**	**87 934**
- trade receivables due:	**157 592**	**114 394**	**79 142**
- within 12 months	**119 995**	**114 394**	**78 958**
- over 12 months	**37 597**	**-**	**184**
- resulting from sales of tangible assets	**337**	**307**	**114**
- dividends and other distributions receivable	**-**	**103**	**5 047**
- receivables due to lease, payments to capital and social fund	**-**	**3 571**	**3 631**
- receivables taken to the court	**-**	**-**	**-**
b) from other companies	**2 777 413**	**2 112 853**	**2 118 567**
- trade receivables due:	**1 999 796**	**1 642 295**	**1 598 913**
- within 12 months	**1 998 942**	**1 642 212**	**1 597 043**
- over 12 months	**854**	**83**	**1 870**
- resulting from sales of tangible assets	**1 563**	**3 377**	**2 953**
- budget receivables	**172 917**	**291 391**	**160 825**
- dividends and other distributions receivable	**-**	**-**	**-**
- other	**602 696**	**175 777**	**355 811**
- receivables taken to the court	**441**	**13**	**65**
Total net short term receivables	**2 935 342**	**2 231 228**	**2 206 501**
g) bad and doubtful receivables provision (positive value)	**317 085**	**316 850**	**330 099**
Total gross trade receivables	**3 252 427**	**2 548 078**	**2 536 600**
Value of receivables being collateral for Group's liabilities	**194 074**	**183 914**	**201 175**
Note 8B			
SHORT TERM RECEIVABLES FROM SUBORDINATED COMPANIES			
a) trade receivables, from:	**157 592**	**114 394**	**79 142**
- subordinated companies	**9 142**	**9 571**	**2 936**
- joint-ventures	**83 092**	**64 743**	**70 072**
- associated companies	**65 358**	**40 080**	**6 134**

- significant investor	-	-	-
- dominant company	-	-	-
b) other, including:	337	3 981	8 792
- subordinated companies	313	3 299	8 663
- joint-ventures	-	284	129
- associated companies	24	-	-
- significant investor	-	-	-
- dominant company	-	398	-
c) receivables taken to court	-	-	-
Total net short term receivables from subordinated companies	157 929	118 375	87 934
d) bad and doubtful receivables provision (positive value)	7 977	7 196	7 970
Total gross short term receivables from subordinated companies	165 906	125 571	95 904
	-	-	-

Note 8C

MOVEMENTS IN SHORT TERM BAD AND DOUBTFUL DEBT PROVISION			
a) balance at the beginning of period	316 850	291 895	291 895
b) increases of:	31 330	118 073	76 275
- initial receivable	24 380	76 493	52 224
- interest	6 320	31 218	17 057
- other	630	10 362	6 994
c) release of	(30 498)	(84 057)	(33 195)
- initial receivable	(22 240)	(57 002)	(21 844)
- interest	(6 557)	(25 649)	(9 780)
- other	(1 701)	(1 406)	(1 571)
d) utilization	(597)	(9 061)	(4 876)
- initial receivable	(408)	(7 146)	(3 638)
- interest	(189)	(1 474)	(897)
- other	-	(441)	(341)
Bad and doubtful debt provision for short term debtors at the end of period	317 085	316 850	330 099

Note 8D

SHORT TERM RECEIVABLES (CURRENCY TYPE)			
a) in Polish currency	2 810 068	2 126 722	1 965 547
b) in foreign currencies (by currency and recalculated to PLN)	442 359	421 356	571 053
b1. unit/currencythousand/USD	18 711	9 110	7 758
thousand PLN	70 608	33 854	30 021
b2. unit/currency thousand/EUR	81 729	82 100	120 869
thousand PLN	371 666	387 020	538 322
b3. other currencies in zlotys	85	482	2 710

Total short term receivables		3 252 427	2 548 078	2 536 600
Note 8E				
TRADE RECEIVABLES (GROSS) DUE:				
a) up to one month old		**1 708 649**	**1 307 007**	**1 212 094**
b) between one month to three months old		**221 675**	**162 075**	**130 162**
c) between three months to six months old		**2 808**	**126**	**13 131**
d) between six months and one year old		**346**	**410**	**1 723**
e) over one year old		**1 201**	**695**	**3 001**
f) overdue receivables		**490 145**	**550 317**	**581 101**
Total gross trade receivables		**2 424 824**	**2 020 630**	**1 941 212**
g) bad and doubtful trade receivables (negative value)		**(267 436)**	**(263 941)**	**(263 157)**
Total net trade receivables		**2 157 388**	**1 756 689**	**1 678 055**

The normal repayment period of receivables related to sales in the Dominant Company is 14 to 30 days.

Concentration of credit risk relating to trade receivables is limited due to the large number of Group's customers and their dispersion across many different industries principally in Poland and Germany.

Note 8F				
TRADE DEBTORS (GROSS) - OVERDUE				
a) up to one month old		**214 117**	**251 440**	**275 894**
b) between one month to three months old		**25 134**	**37 699**	**63 539**
c) between three months to six months old		**24 264**	**23 681**	**27 979**
d) between six months and one year old		**37 271**	**52 666**	**36 914**
e) over one year old		**189 359**	**184 831**	**176 775**
Total overdue gross trade debtors		**490 145**	**550 317**	**581 101**
f) bad and doubtful trade debts provision for overdue debtors (negative value)		**(260 647)**	**(239 617)**	**(261 752)**
Total net overdue trade debtors		**229 498**	**310 700**	**319 349**
Note 9				
RECEIVABLES (GROSS) - DISPUTABLE				
Disputable trade receivables		**2 108**	**645**	**871**
Disputable budget receivables		-	-	-
Other disputable receivables		**7**	**22**	**60**
Receivables taken to the court, including:		**28 624**	**27 677**	**30 018**
- trade receivables		**24 927**	**25 461**	**26 847**
- other		**3 697**	**2 216**	**3 171**
Total disputable receivables (gross)		**30 739**	**28 344**	**30 949**
Provisions set (negative value)		**(30 298)**	**(28 331)**	**(30 856)**
Total disputable receivables (net - decreased by provision)		**441**	**13**	**93**
RECEIVABLES (GROSS) - OVERDUE				
Disputable trade receivables		**490 145**	**550 317**	**581 101**

Disputable budget receivables		-	-	-
Disputable dividends and other profit distribution receivables		-	-	-
Other disputable receivables		785	493	588
Receivables taken to the court		28 624	27 677	32 294
Total disputable receivables (gross)		**519 554**	**578 487**	**613 983**
Provisions set (negative value)		(289 894)	(267 960)	(277 671)
Total overdue receivables (net - decreased by provision)		**229 660**	**310 527**	**336 312**
		-	-	-
Note 10A				
FINANCIAL SHORT TERM ASSETS		-	-	-
a) in subordinated companies		-	-	-
b) in joint-ventures		-	-	-
c) in associated companies		-	-	-
d) in significant investor		-	-	-
e) in dominant company		-	-	-
f) in other companies		387 717	156 049	66 786
- securities		242 377	14 277	21 219
- other securities		1 096	-	-
- loans granted		622	228	429
- other short-term financial assets		143 622	141 544	45 138
g) cash and other cash assets		836 038	561 760	379 780
- cash on hand and in bank		783 174	513 850	336 075
- other cash		52 828	47 889	43 612
- other cash assets		36	21	93
Total financial short term assets		**1 223 755**	**717 809**	**446 566**
Value of cash and other cash equivalents being collateral for Group's liabilities		**127 317**	**97 465**	**31 198**
Note 10B				
SHORT TERM INVESTMENTS IN SHARES, SECURITIES AND OTHER SHORT TERM FINANCIAL ASSETS (CURRENCY TYPE)				
a) in Polish currency		387 095	155 821	66 357
b) in foreign currencies (by currency and recalculated to zlotys)		-	-	-
Total short term investments in shares, securities and other short term financial assets		**387 095**	**155 821**	**66 357**
Note 10C				
SHORT TERM INVESTMENTS IN SHARES, SECURITIES AND OTHER SHORT TERM FINANCIAL ASSETS (BY TRANSFERABILITY)				
A. Of unlimited transferability, listed on stock exchange (balance sheet value)		-	700	-
a) shares (balance sheet value)		-	-	-
- fair value		-	-	-
- market value		-	-	-

- value at purchase price		-	-	-
b) bonds (balance sheet value)		-	700	-
- fair value		-	700	-
- market value		-	700	-
- value at purchase price		-	696	-
c) other - by type (balance sheet value)		-	-	-
- fair value		-	-	-
- market value		-	-	-
- value at purchase price		-	-	-
B. Of unlimited transferability, quoted on OTC markets (balance sheet value)		**1 096**	-	-
a) shares (balance sheet value)		-	-	-
- fair value		-	-	-
- market value		-	-	-
- value at purchase price		-	-	-
b) bonds (balance sheet value)		-	-	-
- fair value		-	-	-
- market value		-	-	-
- value at purchase price		-	-	-
c) other - by type (balance sheet value)		**1 096**	-	-
- fair value		**1 096**	-	-
- market value		**1 096**	-	-
- value at purchase price		**1 096**	-	-
C. Of unlimited transferability, not quoted on regulated market (balance sheet value)		**207 716**	**7 565**	-
a) shares (balance sheet value)		-	-	-
- fair value		-	-	-
- market value		-	-	-
- value at purchase price		-	-	-
b) bonds (balance sheet value)		**207 716**	**7 565**	-
- fair value		**207 716**	**7 565**	-
- market value		**207 716**	**7 565**	-
- value at purchase price		**207 476**	**7 535**	-
c) other - by type (balance sheet value)		-	-	-
- fair value		-	-	-
- market value		-	-	-
- value at purchase price		-	-	-
D. Of limited transferability (balance sheet value)		**178 283**	**147 556**	**66 357**
a) shares (balance sheet value)		-	**52 201**	-
- fair value		-	**52 201**	-
- market value		-	**52 201**	-
- value at purchase price		-	**49 155**	-

b) bonds (balance sheet value)		747	6 013	-
- fair value		747	6 013	-
- market value		747	6 013	-
- value at purchase price		741	5 966	-
c) other - by type (balance sheet value)		177 536	89 342	66 357
- fair value		177 536	89 342	66 357
- market value		177 536	-	66 357
- value at purchase price		173 235	-	64 220
Total value at purchase price		382 548	63 352	64 220
Total value at the beginning of the period		145 705	66 479	65 939
Total adjustments (for period)		4 856	63 352	418
Total balance sheet value		387 095	155 821	66 357
Note 10D				
SHORT TERM LOANS GRANTED (CURRENCY TYPE)		-	-	-
a) in Polish currency		622	228	429
b) in foreign currencies (by currency and recalculated to zlotys)		-	-	-
Total short term loans granted		622	228	429
Note 10E				
CASH AND OTHER CASH EQUIVALENTS (CURRENCY TYPE)				
a) in Polish currency		195 788	230 918	169 736
b) in foreign currencies (by currency and recalculated to zlotys)		640 250	330 842	210 044
b1. unit/currency thousand/USD		12 484	2 558	252
thousand zlotys		46 777	9 341	962
b2. unit/currency thousand/EUR		89 688	68 206	46 953
thousand zlotys		407 382	321 498	209 082
b3. other currencies in thousand zlotys		186 091	3	-
Total cash and cash assets		836 038	561 760	379 780

Concentration of credit risk relating to cash and cash equivalents is limited as the Group places its cash with several well-established Polish, German and international banks.

Note 10F				
OTHER SHORT TERM INVESTMENTS (BY TYPE)				
Other		393	501	501
Total other short term investments		393	501	501
Note 10G				
OTHER SHORT TERM INVESTMENTS (CURRENCY TYPE)				
a) in Polish currency		393	501	501
b) in foreign currencies (by currency and recalculated to zlotys)		-	-	-

Total other short term investments		393	501	501
Note 11				
SHORT TERM PREPAYMENTS AND DEFERRED COSTS				
a) deferred costs, including:		**265 919**	**350 837**	**558 654**
- excise duty to settle up		**110 441**	**273 800**	**440 376**
- fuel charge		**6 904**	**-**	**-**
- write down due to the catalisators' wearing off		**41 157**	**40 754**	**31 636**
- cost of acquisition of customer (patronage stations)		**8 225**	**8 185**	**9 456**
- insurance		**53 835**	**20 199**	**51 671**
- perpetual leasehold		**10 175**	**1 101**	**9 793**
- write-off for Company's social fund		**5 377**	**-**	**5 690**
- other		**29 805**	**6 798**	**10 032**
b) other		**4 515**	**19 189**	**3 481**
Total short term prepayments and deferred costs		**270 434**	**370 026**	**562 135**

Note 12

IMPAIRMENT CHARGES

Impairment charges made/reversed in the 6 month period ended 30 June 2004 concerning:

a) receivables - value of receivables impairment charges made or reversed is presented in Notes 4.C and 8.C. Impairment charges were made mainly due to the worse structure of ageing of receivables and worse financial situation of debtors. Reversals of impairment charges of receivables were made mainly due to repayment of debt previously provided for;

b) fixed assets – impairment charges of fixed assets increased in HY2004 by PLN 47,305 thousand, of which PLN 1,562 thousand were transferred to revaluation reserve. Decrease in provisions presented in Note 3B resulted mainly from sales of assets previously provided for;

c) intangible fixed assets - provision for intangible fixed assets increased in HY2004 by PLN 5 thousand.

d) inventories - provision for inventories amounted to PLN 7,038 thousand as at 30 June 2004.

Note 13

Note 14 A OWN SHARES

The Dominant Company did not possess own shares between 1 January 2004 and 30 June 2004.

Note 14 B ISSUER'S SHARES OWNED BY SUBORDINATES

Between 1 January 2004 and 30 June 2004 subordinates did not possess shares of the Dominant Company.

Note 15

CAPITAL RESERVE				
a) share premium		**1 058 450**	**1 058 450**	**873 541**
b) capital provided for by the articles		**175 074**	**175 074**	**175 074**

c) capital provided for by the deed, over the minimum provided for by the articles	5 658 976	4 908 836	4 910 401
d) capital from additional shareholders' payments	-	-	-
e) other	353 164	325 661	319 668
Total capital reserve	7 245 664	6 468 021	6 278 684
Note 16			
REVALUATION RESERVE			
a) from revaluation of fixed assets	664 959	670 886	677 393
b) from gains/losses on financial instruments valuation, including:	17 524	-	-
- valuation of hedging instruments	17 524	-	-
c) from deferred tax	(1 698)	2 139	1 451
d) foreign exchange gains/losses from recalculation of foreign subsidiaries	-	-	-
e) other	1 660	1 660	-
Total revaluation reserve	682 445	674 685	678 844
Note 17			
OTHER CAPITAL RESERVES (BY PURPOSE)			
Privatization fund	53 476	53 476	53 476
Total other capital reserves	53 476	53 476	53 476
Note 18			
WRITE-OFFS FROM NET PROFIT WITHIN THE YEAR (BY TYPE)			
Total write-offs from net profit within the year	-	-	-
Note 19			
MOVEMENTS IN MINORITY INTEREST			
a) balance at the beginning of period	425 961	410 890	410 890
b) increases (decreases) resulting from changes in composition of the group, consolidation of new companies	-	(836)	(13 954)
c) increases	23 779	33 691	17 384
- share in profit	23 779	33 691	17 384
d) decreases	(13 563)	(17 784)	(4 289)
- other, including dividends payment	(13 563)	(17 784)	(4 289)
e) balance at the end of the period	436 177	425 961	410 031
Total minority interest at the end of period	436 177	425 961	410 031
Note 20A			

NEGATIVE GOODWILL OF SUBORDINATED COMPANIES			
a) negative goodwill - subsidiaries	283 641	301 369	434 267
b) negative goodwill - joint-ventures companies	-	-	-
c) negative goodwill - associated companies	-	-	-
Total negative goodwill of subordinated companies	283 641	301 369	434 267

Note 20B

MOVEMENTS IN NEGATIVE GOODWILL - SUBSIDIARIES			
a. Gross negative value at the beginning of the period	593 023	513 356	513 356
Anwil S.A.	442 728	442 728	442 728
Rafineria Trzebinia S.A.	4 859	4 859	4 859
Inowroclawskie Kopalnie Soli "SOLINO" S.A.	17 620	17 620	17 620
Rafineria Nafty Jedlicze S.A.	44 629	44 629	44 629
ORLEN Gaz Sp. z o.o.	9	9	9
ORLEN Transport Plock Sp. z o.o.	23	23	23
Petrotel Sp. z o.o.	377	377	377
ORLEN Transport Lublin Sp. z o.o.	32	32	32
Entities consolidated by ORLEN Petroprofit Sp. z o.o.	8	8	8
Entities consolidated by Rafineria Trzebinia S.A.	1 426	2 256	2 256
ORLEN Asfalt Sp. z o.o.	1 688	815	815
ORLEN Deutschland AG*	79 534	-	-
ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	4	-	-
ORLEN Transport Slupsk Sp. z o.o.	27	-	-
ORLEN Transport Olsztyn Sp. z o.o.	21	-	-
ORLEN Labolatorium Sp. z o.o.	38	-	-
b. increases (including):	56	80 803	195 787
Consolidated by Rafineria Trzebinia	56	306	-
ORLEN Asfalt Sp. z o.o.	-	873	873
ORLEN Deutschland AG*	-	79 534	194 862
ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	-	4	4
ORLEN Transport Slupsk Sp. z o.o.	-	27	27
ORLEN Transport Olsztyn Sp. z o.o.	-	21	21
ORLEN Labolatorium Sp. z o.o.	-	38	-
c. decreases	3 150	1 136	830
Entities consolidated by Rafineria Trzebinia S.A.	-	1 136	830
ORLEN Asfalt Sp. z o.o.	367	-	-
ORLEN Deutschland AG*	2 783	-	-
d. Gross negative value at the end of the period	589 929	593 023	708 313

Anwil S.A.	442 728	442 728	442 728
Rafineria Trzebinia S.A.	4 859	4 859	4 859
Inowroclawskie Kopalnie Soli "SOLINO" S.A.	17 620	17 620	17 620
Rafineria Nafty Jedlicze S.A.	44 629	44 629	44 629
ORLEN Gaz Sp. z o.o.	9	9	9
ORLEN Transport Plock Sp. z o.o.	23	23	23
Petrotel Sp. z o.o.	377	377	377
ORLEN Transport Lublin Sp. z o.o.	32	32	32
Entities consolidated by ORLEN Petroprofit Sp. z o.o.	8	8	8
Entities consolidated by Rafineria Trzebinia S.A.	1 482	1 426	1 426
ORLEN Asfalt Sp. z o.o.	1 321	1 688	1 688
ORLEN Deutschland AG*	76 751	79 534	194 862
ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	4	4	4
ORLEN Transport Slupsk Sp. z o.o.	27	27	27
ORLEN Transport Olsztyn Sp. z o.o.	21	21	21
ORLEN Labolatorium Sp. z o.o.	38	38	-
e. write-off of negative goodwill at the beginning of the period	291 654	254 354	254 354
Anwil S.A.	218 951	194 716	194 716
Rafineria Trzebinia S.A.	4 859	4 859	4 859
Inowroclawskie Kopalnie Soli "SOLINO" S.A.	17 620	17 620	17 620
Rafineria Nafty Jedlicze S.A.	44 629	35 702	35 702
ORLEN Gaz Sp. z o.o.	9	9	9
ORLEN Transport Plock Sp. z o.o.	23	23	23
Petrotel Sp. z o.o.	377	377	377
ORLEN Transport Lublin Sp. z o.o.	16	-	-
Entities consolidated by ORLEN Petroprofit Sp. z o.o.	8	8	8
Entities consolidated by Rafineria Trzebinia S.A.	287	673	1 040
ORLEN Asfalt Sp. z o.o.	433	367	-
ORLEN Deutschland AG*	4 419	-	-
ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	1	-	-
ORLEN Transport Slupsk Sp. z o.o.	10	-	-
ORLEN Transport Olsztyn Sp. z o.o.	8	-	-
ORLEN Labolatorium Sp. z o.o.	4	-	-

* including foreign exchange gains/losses from consolidation amounting to PLN 2.784 thousand.

Note 20B (continuation)

MOVEMENTS IN NEGATIVE GOODWILL - SUBSIDIARIES			
f. write-off of negative goodwill for the period	15 001	37 855	20 245

(including)			
Entities consolidated by ORLEN Petroprofit Sp. z o.o.	-	-	-
foreign exchange differences from consolidation	**532**	**201**	**116**
write-off of negative goodwill charged to income statement	-	**37 654**	-
Anwil S.A.	**12 118**	**24 235**	**12 118**
Rafineria Trzebinia S.A.	-	-	-
Inowroclawskie Kopalnie Soli "SOLINO" S.A.	-	-	-
Rafineria Nafty Jedlicze S.A.	-	**8 927**	**4 463**
ORLEN Gaz Sp. z o.o.	-	-	-
ORLEN Transport Plock Sp. z o.o.	-	-	-
Petrotel Sp. z o.o.	-	-	-
ORLEN Transport Lublin Sp. z o.o.	**8**	**16**	**8**
Entities consolidated by ORLEN Petroprofit Sp. z o.o.	-	-	-
Entities consolidated by Rafineria Trzebinia S.A.	**127**	**169**	**96**
ORLEN Asfalt Sp. z o.o.	**66**	**66**	-
ORLEN Deutschland AG	**2 127**	**4 419**	**3 438**
ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	**1**	**1**	-
ORLEN Transport Slupsk Sp. z o.o.	**7**	**10**	**3**
ORLEN Transport Olsztyn Sp. z o.o.	**5**	**8**	**3**
ORLEN Labolatorium Sp. z o.o.	**10**	**4**	-
g. decrease in write-off of negative goodwill	**367**	**555**	**553**
Anwil S.A.	-	-	-
Rafineria Trzebinia S.A.	-	-	-
Inowroclawskie Kopalnie Soli "SOLINO" S.A.	-	-	-
Rafineria Nafty Jedlicze S.A.	-	-	-
Entities consolidated by Rafineria Trzebinia S.A.	-	**555**	**553**
ORLEN Asfalt Sp. z o.o.	**367**	-	-
h. write-off of negative goodwill at the end of the period (including):	**306 288**	**291 654**	**274 046**
Anwil S.A.	**231 069**	**218 951**	**206 834**
Rafineria Trzebinia S.A.	**4 859**	**4 859**	**4 859**
Inowroclawskie Kopalnie Soli "SOLINO" S.A.	**17 620**	**17 620**	**17 620**
Rafineria Nafty Jedlicze S.A.	**44 629**	**44 629**	**40 165**
ORLEN Gaz Sp. z o.o.	**9**	**9**	**9**
ORLEN Transport Plock Sp. z o.o.	**23**	**23**	**23**
Petrotel Sp. z o.o.	**377**	**377**	**377**
ORLEN Transport Lublin Sp. z o.o.	**24**	**16**	**8**
Entities consolidated by ORLEN Petroprofit Sp. z			

o.o.	8	8	8
Entities consolidated by Rafineria Trzebinia S.A.	414	287	583
ORLEN Asfalt Sp. z o.o.	132	433	-
ORLEN Deutschland AG	7 078	4 419	3 554
ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	2	1	-
ORLEN Transport Slupsk Sp. z o.o.	17	10	3
ORLEN Transport Olsztyn Sp. z o.o.	13	8	3
ORLEN Labolatorium Sp. z o.o.	14	4	-
i. net value at the end of the period (including)	**283 641**	**301 369**	**434 267**
Anwil S.A.	211 659	223 777	235 894
Rafineria Trzebinia S.A.	-	-	-
Inowroclawskie Kopalnie Soli "SOLINO" S.A.	-	-	-
Rafineria Nafty Jedlicze S.A.	-	-	4 464
ORLEN Gaz Sp. z o.o.	-	-	-
ORLEN Transport Plock Sp. z o.o.	-	-	-
Petrotel Sp. z o.o.	-	-	-
ORLEN Transport Lublin Sp. z o.o.	8	16	24
Entities consolidated by ORLEN Petroprofit Sp. z o.o.	-	-	-
Entities consolidated by Rafineria Trzebinia S.A.	1 068	1 139	843
ORLEN Asfalt Sp. z o.o.	1 189	1 255	1 688
ORLEN Deutschland AG	69 673	75 115	191 308
ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	2	3	4
ORLEN Transport Slupsk Sp. z o.o.	10	17	24
ORLEN Transport Olsztyn Sp. z o.o.	8	13	18
ORLEN Labolatorium Sp. z o.o.	24	34	-

Note 20C

MOVEMENTS IN NEGATIVE GOODWILL - JOINT VENTURES			
a. gross value at the beginning of period	-	-	-
b. increases	-	-	-
c. decreases	-	-	-
d. gross value at the end of period	-	-	-
e. writ-off of negative goodwill at the beginning of the period	-	-	-
f. write-off of negative goodwill for the period	-	-	-
g. decrease in write-off of negative goodwill	-	-	-
h. write-off of negative goodwill at the end of the period	-	-	-
i. net value at the end of the period	-	-	-

Note 20D				
MOVEMENTS IN NEGATIVE GOODWILL - ASSOCIATED COMPANIES				
a. gross value at the beginning of period		**10 345**	**10 345**	**10 345**
Naftoport Sp. z o.o.		**10 259**	**10 259**	**10 259**
Chemiepetrol GmbH		**86**	**86**	**86**
b. increases		**-**	**-**	**-**
Naftoport Sp. z o.o.		-	-	-
Chemiepetrol GmbH		-	-	-
c. decreases		**-**	**-**	**-**
Chemiepetrol GmbH		-	-	-
d. gross value at the end of period		**10 345**	**10 345**	**10 345**
Naftoport Sp. z o.o.		**10 259**	**10 259**	**10 259**
Chemiepetrol GmbH		**86**	**86**	**86**
e. write-off of negative goodwill at the beginning of the period		**10 345**	**10 345**	**10 345**
Naftoport Sp. z o.o.		**10 259**	**10 259**	**10 259**
Chemiepetrol GmbH		**86**	**86**	**86**
f. write-off of negative goodwill for the period		**-**	**-**	**-**
Naftoport Sp. z o.o.		-	-	-
Chemiepetrol GmbH		-	-	-
g. decrease in write-off of negative goodwill		**-**	**-**	**-**
Chemiepetrol GmbH		-	-	-
h. write-off of negative goodwill at the end of the period		**10 345**	**10 345**	**10 345**
Naftoport Sp. z o.o.		**10 259**	**10 259**	**10 259**
Chemiepetrol GmbH		**86**	**86**	**86**
i. net value at the end of the period		**-**	**-**	**-**
Naftoport Sp. z o.o.		-	-	-
Chemiepetrol GmbH		-	-	-
Note 20E				
CALCULATION OF NEGATIVE GOODWILL FROM CONSOLIDATION AT THE MOMENT OF ACQUISITION/INCREASE IN SHARES				

END

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Interim Results_PAS (3c)
Released	10:58 30-Sep-04
Number	5150D

Note 21A			
MOVEMENTS IN PROVISION FOR DEFERRED TAX			
1. Provision for deferred tax at the beginning of period, including:	**212 323**	**290 463**	**290 463**
a) reflected in financial result	**124 917**	**252 795**	**252 795**
b) reflected in equity	**36 729**	**37 668**	**37 668**
c) reflected in goodwill or negative goodwill	**50 677**	**-**	**-**
2. Increases	**68 291**	**220 211**	**119 123**
a) reflected in financial result of the period due to positive temporary differences	**63 311**	**169 179**	**107 479**
b) reflected in equity due to temporary positive differences	**4 980**	**355**	**-**
c) reflected in goodwill or badwill due to temporary positive differences	**-**	**50 677**	**11 644**
3. Decreases	**(68 219)**	**(298 351)**	**(92 532)**
a) reflected in financial result of the period due to positive temporary differences	**(65 199)**	**(297 057)**	**(92 280)**
b) reflected in equity due to temporary positive differences	**(1 142)**	**(1 294)**	**(252)**
c) reflected in goodwill or badwill due to temporary positive differences	**(1 878)**	**-**	**-**
4. Balance at the end of period	**212 395**	**212 323**	**317 054**
a) reflected in financial result	**123 029**	**124 917**	**267 994**
b) reflected in equity	**40 567**	**36 729**	**37 416**
c) reflected in goodwill or negative goodwill	**48 799**	**50 677**	**11 644**

Total influence of change of CIT rates on change in deferred tax in the 6 month period ended 30 June 2003 is presented in Note 37B.

Note 21B			
MOVEMENTS IN LONG TERM RETIREMENT BENEFITS AND SIMILAR PROVISIONS			
a) balance at the beginning of period	**137 359**	**128 123**	**128 123**
b) increases	**11 784**	**35 925**	**20 682**
c) utilization	**(206)**	**(5 312)**	**(233)**
d) release	**(184)**	**(9 168)**	**(18 472)**
e) changes in composition of the Capital Group	**(46)**	**(12 209)**	**-**
Balance at the end of period	**148 707**	**137 359**	**130 100**

Note 21C				
MOVEMENTS IN SHORT TERM RETIREMENT BENEFITS AND SIMILAR PROVISIONS				
a) balance at the beginning of period		**21 229**	**22 273**	**22 273**
b) increases		**16 510**	**27 577**	**14 495**
c) utilization		**(14 702)**	**(24 111)**	**(13 400)**
d) release		**(1 328)**	**(3 192)**	**(3 190)**
e) changes in composition of the Capital Group		**-**	**(1 318)**	**-**
Balance at the end of period		**21 709**	**21 229**	**20 178**

Note 21D				
MOVEMENTS IN OTHER LONG TERM PROVISIONS				
a) balance at the beginning of period		**372 279**	**328 192**	**328 192**
- environmental provision*		**357 201**	**320 056**	**320 056**
- provision for business risk		**3 800**	**3 000**	**3 000**
- other		**11 278**	**5 136**	**5 136**
b) increases of:		**61 556**	**50 380**	**10 121**
- environmental provision**		**36 560**	**47 997**	**-**
- provision for business risk		**24 870**	**1 014**	**8 103**
- other		**126**	**1 369**	**2 018**
c) increases due to changes in Capital Group		**-**	**8 224**	**572**
- environmental provision		**-**	**-**	**-**
- provision for business risk		**-**	**-**	**-**
- other		**-**	**8 224**	**572**
d) utilization of:		**(659)**	**(1 743)**	**(1 226)**
- environmental provision		**-**	**-**	**-**
- provision for business risk		**-**	**(135)**	**-**
- other		**(659)**	**(1 608)**	**(1 226)**
e) release of:		**-**	**(12 774)**	**(7 870)**
- environmental provision		**-**	**(10 852)**	**(6 722)**
- provision for business risk		**-**	**(79)**	**-**
- other		**-**	**(1 843)**	**(1 148)**
Other long term provisions at the end of period		**433 176**	**372 279**	**329 789**
- environmental provision		**393 761**	**357 201**	**313 334**
- provision for business risk		**28 670**	**3 800**	**11 103**
- other		**10 745**	**11 278**	**5 352**
Total other long term provisions at the end of period		**433 176**	**372 279**	**329 789**

* the amount of provision is calculated on the basis of estimate made by independent experts in years 2000 - 2003. The Management Board of the Company determined the amount of environmental provision on the basis of the reports prepared by independent experts. Last analysis was carried as at 31 December 2003 and caused an increase of provision by PLN 47,681 thousand. Amount of the provision reflects the best estimate of the Management Board regarding future expenses based on the average level of the parameters determining estimated costs.

** In the first half of 2004 the Company provided PLN 36,560 thousand for cost of redeminisiton of land (petrol stations, storage warehouses) regarding the Group companies based on information available and the best estimate of the Management Board.

Note 21E				
MOVEMENTS IN OTHER SHORT TERM PROVISIONS				
a.) balance at the beginning of period		**85 525**	**97 515**	**97 515**
- environmental provision*		**49 591**	**59 827**	**59 827**
- provision for business risk		**18 012**	**26 103**	**26 103**
- other		**17 922**	**11 585**	**11 585**
b) increases of:		**14 614**	**22 866**	**2 879**
- environmental provision**		**14**	**3 000**	**-**
- provision for business risk		**7 637**	**153**	**-**
- other		**6 963**	**19 713**	**2 879**
c) increases due to changes in Capital Group		**-**	**23 333**	**20 803**
- environmental provision		**-**	**2 285**	**2 159**
- provision for business risk		**-**	**-**	**18 510**
- other		**-**	**21 048**	**134**
d) utilization of:		**(5 001)**	**(43 180)**	**(13 668)**
- environmental provision		**(3 960)**	**(13 430)**	**(2 386)**
- provision for business risk		**(62)**	**(1 216)**	**(3 192)**
- other		**(979)**	**(28 534)**	**(8 090)**
e) release of:		**(7 006)**	**(15 009)**	**(9 501)**
- environmental provision		**(1 400)**	**(2 091)**	**-**
- provision for business risk		**(91)**	**(7 028)**	**(8 860)**
- other		**(5 515)**	**(5 890)**	**(641)**
Other short term provisions at the end of period		**88 132**	**85 525**	**98 028**
-environmental provision		**44 245**	**49 591**	**59 600**
- provision for business risk		**25 496**	**18 012**	**32 561**
- other		**18 391**	**17 922**	**5 867**
Total other short term provisions at the end of period		**88 132**	**85 525**	**98 028**

* the amount of provision is calculated on the basis of estimate made by independent experts in years 2000 - 2003. The Management Board of the Company determined the amount of environmental provision on the basis of the reports prepared by independent experts. Last analysis was carried as at 31 December 2003 and caused an increase of provision by PLN 47,681 thousand. Amount of the provision reflects the best estimate of the Management Board regarding future expenses based on the average level of the parameters determining estimated costs.

** foreign exchange differences

Note 22A				

LONG TERM LIABILITIES				
a) to subsidiary companies		-	168	-
b) to joint-venture companies		-	-	-
c) to associated companies		-	-	-
d) to significant investor		-	-	-
e) to dominant company		-	-	-
f) to other companies		1 999 916	1 839 116	471 028
- loans		1 969 151	1 810 336	447 069
- finance lease liabilities		23 009	14 710	17 128
- other		7 756	14 070	6 831
Total long term liabilities		1 999 916	1 839 284	471 028
Note 22B				
LONG TERM LIABILITIES (AGEING)				
a) between 1 and 3 years		219 935	279 912	177 474
b) between 3 and 5 years		1 680 545	1 447 024	208 184
c) over 5 years		99 436	112 348	85 370
Total long term liabilities		1 999 916	1 839 284	471 028
Note 22C				
LONG TERM LIABILITIES (CURRENCY TYPE)				
a) in Polish currency		271 876	332 708	311 464
b) in foreign currencies (by currency and recalculated to PLN)		1 728 040	1 506 576	159 564
b1. unit/currency thousand/USD		218 063	218 063	89
thousand PLN		817 084	815 666	345
b2. unit/currency thousand/EUR		197 592	143 521	31 707
thousand PLN		897 504	675 048	141 320
b3. other currencies in thousand zlotys		13 452	15 862	17 899
Total long term liabilities		1 999 916	1 839 284	471 028
Note 22D				
Note 22D				
Note 23A				
SHORT TERM LIABILITIES				
a) to subsidiary companies		18 850	21 489	23 687
- loans, including:		1 228	1 275	1 196
- resulting from issuance of commercial papers		-	-	41
- trade liabilities, falling due:		12 622	16 812	19 659
- within 12 months		12 622	16 812	19 222

- over 12 months	-	-	437
- resulting from purchases of tangible assets	395	-	469
- other	4 605	3 402	2 322
b) to joint-venture companies	662	-	-
- payments on account	662	-	-
c) to associated companies	31 741	31 603	32 468
- resulting from issuance of commercial papers	8 405	11 006	15 169
- trade liabilities, falling due:	21 555	19 073	15 411
- within 12 months	21 555	19 067	15 411
- over 12 months	-	6	-
- resulting from purchases of tangible assets	1 781	1 524	1 888
d) to significant investor	-	-	-
e) to dominant company	-	-	-
f) to other companies	4 679 062	4 195 414	5 822 273
- loans, including:	386 957	1 116 345	2 533 406
- long term loans falling due within 1 year	101 332	135 774	973 546
- resulting from issuance of commercial papers	66 337	65 597	441 771
- other financial liabilities	16 098	30 356	18 556
- trade liabilities, falling due:	2 231 353	1 920 722	1 719 452
- within 12 months	2 231 138	1 920 616	1 714 482
- over 12 months	215	106	4 970
- payments on account	1 061	4 652	562
- resulting from purchases of tangible fixed assets	202 565	192 876	147 599
- dividends	278 118	-	685
- wages and salaries	15 977	14 395	13 611
- budget payables	1 460 520	836 287	864 130
- other	20 076	14 184	82 501
g) Special Funds:	56 007	46 900	58 431
- Company's social fund	44 931	37 375	48 861
- Premium Fund	447	447	447
- other	10 629	9 078	9 123
Total short term liabilities	4 786 322	4 295 406	5 936 859
Note 23B			
SHORT TERM LIABILITIES (CURRENCY TYPE)			
a) in Polish currency	2 877 808	2 315 940	3 371 468
b) in foreign currencies (by currency and recalculated to PLN)	1 908 514	1 979 466	2 565 391
b1. unit/currency thousand/USD	233 956	247 231	397 745
thousand PLN	876 634	924 117	1 561 261
b2. unit/currency thousand/EUR	225 361	221 054	223 701
thousand PLN	1 023 633	1 043 645	994 571

b3. other currencies in thousand zlotys		8 247	11 704	9 559
Total short term liabilities		4 786 322	4 295 406	5 936 859
Note 23C		-	-	-
Note 23C		-	-	-
Note 23C		-	-	-
Note 23C		-	-	-
Note 23C		-	-	-
Note 23D		-	-	-
Note 24A				
MOVEMENTS IN NEGATIVE GOODWILL				
a) balance at the beginning of period		365	534	534
b) increases		8	-	-
c) decreases		(365)	(169)	(54)
Negative goodwill at the end of period		8	365	480
Note 24B				
OTHER ACCRUALS AND DEFERRED INCOME				
a) accruals, including:		96 971	122 426	75 023
- long term (including)		751	598	2 340
- holiday pay accrual		172	-	356
- other		579	598	1 984
- short term (including)		96 220	121 828	72 683
- holiday pay accrual		25 143	22 979	16 108
- cost of awards in loyalty program		51 024	47 945	43 963
- costs of not invoiced services		8 724	7 909	6 807
- environmental pollution		3 592	4 855	3 909
- other		7 737	38 140	1 896
b) deferred income		23 373	13 879	13 428
- long term		8 950	8 448	8 618
- subventions received		306	380	466
- others		8 644	8 068	8 152
- short term		14 423	5 431	4 810
- subventions received		1 949	1 361	1 535
- other		12 474	4 070	3 275
Total other accruals and deferred income at the end of period		120 344	136 305	88 451
MOVEMENTS IN OTHER ACCRUALS AND DEFERRED INCOME				
a) accruals at the beginning of period		122 426	72 408	72 408

b) increases		25 089	75 124	19 220
c) decreases		(50 544)	(25 106)	(16 605)
d) accruals at the end of period		96 971	122 426	75 023
e) deferred income at the beginning of period		13 879	16 004	16 004
f) increases		24 405	9 649	4 362
g) decreases		(14 911)	(11 774)	(6 938)
h) deferred income at the end of period		23 373	13 879	13 428
Total other accruals and deferred income at the end of period		**120 344**	**136 305**	**88 451**

Note 25

Net book value (A)		9 894 444	9 155 986	8 460 638
Number of shares (B)		427 709 061	427 709 061	420 177 137
Net book value per share (PLN) (A/B)		23,13	21,41	20,14
Expected number of shares (C)		-	-	-
Diluted net book value per share (PLN) (A/C)		-	-	-

Method of calculation of net book value and diluted net book value is presented in Note 43 in the additional explanatory notes.

EXPLANATORY NOTES TO THE OFF-BALANCE SHEET ITEMS

Note 26A

OFF-BALANCE SHEET RECEIVABLES FROM SUBORDINATED COMPANIES				
a) guaranties an sureties received, including:		-	-	-
b) other		-	-	-
Total off-balance sheet liabilities to subordinated companies		-	-	-

Note 26B

OFF-BALANCE SHEET LIABILITIES TO SUBORDINATED COMPANIES				
a) guaranties an sureties granted, including:		171 724	106 747	76 195
- to subsidiary companies		1 391	5 500	426
- to joint-stock companies		170 333	71 919	75 769
- to associated companies		-	21 840	-
- for other companies		-	7 488	-
- for dominant company		-	-	-
b) other, including:		453 699	-	-
- to subsidiary companies		-	-	-
- to joint-stock companies		453 699	-	-
- to associated companies		-	-	-

- for dominant company	-	-	-
Total off-balance sheet liabilities to subordinated companies	**625 423**	**106 747**	**76 195**

END

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Interim Results_PAS (4)
Released	10:59 30-Sep-04
Number	5151D

CONSOLIDATED FINANCIAL STATEMENTS AND COMPARATIVE CONSOLIDATED FINANCIAL DATA

		6 month period ended 30 June 2004	6 month period ended 30 June 2003
CONSOLIDATED INCOME STATEMENT	**Note**		
I. Net sales including:		**18 651 959**	**15 243 346**
- to subordinated entities	27, 28	**526 863**	**342 737**
1. Net sales of finished products	27	**13 421 443**	**12 076 800**
2. Net sales of goods for resale and materials	28	**5 230 516**	**3 166 546**
II. Cost of goods sold, including:		**(10 963 384)**	**(8 693 148)**
- to subordinated entities		**(309 684)**	**(332 588)**
1. Cost of sales of finished products	29	**(6 053 493)**	**(5 809 691)**
2. Cost of goods for resale and materials sold		**(4 909 891)**	**(2 883 457)**
III. Gross profit on sales (I-II)		**7 688 575**	**6 550 198**
IV. Selling and distribution costs	29	**(5 966 331)**	**(5 374 145)**
V. General and administration expenses	29	**(414 470)**	**(454 604)**
VI. Profit on sales (III-IV-V)		**1 307 774**	**721 449**
VII. Other operating income		**100 898**	**212 463**
1. Profit on disposal of non-financial fixed assets		**5 800**	**4 821**
2. Grants		**1**	**-**
3. Other	30	**95 097**	**207 642**
VIII. Other operating expenses		**(223 474)**	**(149 909)**
1. Loss from disposal of non-financial fixed assets		**(1 177)**	**(4 666)**
2. Impairment of non-financial assets		**(70 514)**	**(23 820)**
3. Other	31	**(151 783)**	**(121 423)**
IX. Operating profit (VI+VII-VIII)		**1 185 198**	**784 003**
X. Financial income	32	**150 389**	**132 164**
1. Dividends and shares in profits, including:		**68 220**	**48 382**
- from subordinated entities		**-**	**1 873**
2. Interest, including:		**15 158**	**27 870**
- from subordinated entities		**467**	**418**

3. Profit from sale of investments		2 932	28 238
4. Revaluation of investments		1 927	2 231
5. Other		62 152	25 443
XI. Financial expenses	33	(91 098)	(163 470)
1. Interest, including:		(55 473)	(86 242)
- to subordinated entities		-	(403)
2. Loss from sale of investments		(39)	-
3. Revaluation of investments		(5 714)	(1 246)
4. Other		(29 872)	(75 982)
XII. Profit (loss) on sale of shares in subordinated entities	34	3 795	427
XIII. Gross profit (IX+X-XI+/-XII)		1 248 284	753 124
XIV. Extraordinary items (XIV.1. - XIV.2.)		(2)	470
1. Extraordinary gains	35	17	746
2. Extraordinary losses	36	(19)	(276)
XV. Amortisation of goodwill from subordinated entities	2	(2 814)	(2 716)
XVI. Write-off of negative goodwill from subordinated entities	20	15 001	20 129
XVII. Profit before taxation (XIII+/-XIV-XV+XVI)		1 260 469	771 007
XVIII. Income tax	37	(247 455)	(224 372)
a) current part		(256 778)	(212 137)
b) deferred part		9 323	(12 235)
XIX. Other obligatory charges on profit	38	-	-
XX. Income from associated companies accounted for under the equity method		39 620	25 631
XXI. Minority interests		(23 779)	(17 384)
XXII. Net profit (XVII-XVIII-XIX+/-XX+/-XXI)	39	1 028 855	554 882
Net profit for 12 months (annualised)		1 487 622	835 076
Weighted average number of ordinary shares		424 570 759	420 177 137
Earnings per ordinary share (in PLN)	40	4	2
Diluted weighted average number of ordinary shares		-	-
Diluted earnings per share (in PLN)		-	-
CONSOLIDATED CASH FLOW STATEMENT			
A. Cash flow from operating activities (I+/-II) - indirect method			
I. Net profit for the year		1 028 855	554 882

II. Total adjustments		**656 405**	**(123 403)**
1. Profit from minority interests		**23 779**	**17 384**
2. Net (profit) from subordinated entities accounted for an equity method		**(39 620)**	**(25 631)**
3. Depreciation / amortization		**558 489**	**536 784**
- including amortisation of goodwill of subordinated entities or negative goodwill of subordinated entities write-offs		**(12 187)**	**(17 413)**
4. Foreign exchange (gains)/losses		**(42 216)**	**47 136**
5. Interest and (dividends)		**(27 658)**	**22 549**
6. (Profit) loss from investing activities		**63 459**	**(13 037)**
7. Movements in provisions		**73 437**	**24 772**
8. Movements in stock		**(314 991)**	**(257 547)**
9. Movements in receivables		**(744 737)**	**(179 404)**
10. Movements in creditors falling due within one year (with the exception of loans)		**991 506**	**(102 653)**
11. Movements in prepayments and accruals		**93 489**	**(95 186)**
12. Other adjustments		**21 468**	**(98 570)**
III. Cash flow from operating activities (I+/-II)		**1 685 260**	**431 479**
B. Cash flow from investing activities			
I. Cash inflows from investing activities		**184 190**	**103 768**
1. Disposal of intangible fixed assets and tangible fixed assets		**14 897**	**8 439**
2. Disposal of real estate investments and intangible fixed assets investments		**-**	**-**
3. From financial assets, including:		**156 442**	**92 394**
a) in subordinated entities		**17 965**	**13 631**
- sales of financial assets (except for short term securities)		**5 532**	**949**
- sales of short term securities		**-**	**1 284**
- dividends and profits		**12 367**	**10 811**
- long-term loans repaid		**-**	**507**
- interest received		**66**	**80**
b) in other entities		**138 477**	**78 763**
- sales of financial assets (except for short term securities)		**1 268**	**2 445**
- sales of short term securities		**65 286**	**17 692**
- dividends and profits		**68 216**	**46 509**
- long-term loans repaid		**-**	**3 090**
- interest received		**3 707**	**9 027**
4. Other inflows from investing activities		**12 851**	**2 935**
II. Cash outflows from investing activities		**(994 077)**	**(936 557)**
1. Purchases of intangible and tangible assets		**(667 512)**	**(435 380)**
2. Investments in real estate and intangible assets		**-**	**-**

3. For financial assets, including:		(322 626)	(495 161)
a) in subordinated entities		(12 776)	(458 556)
- purchases of financial assets (except short term securities)		(12 776)	(457 272)
- purchases of short term securities		-	(1 284)
- long-term loans granted		-	-
b) in other entities		(309 850)	(36 605)
- purchases of financial assets (except short term securities)		(14 331)	-
- purchases of short term securities		(293 447)	(27 250)
- long-term loans granted		(2 072)	(9 355)
4. Dividend paid to minority shareholders		(2 132)	(2 197)
5. Other outflows from investing activities		(1 807)	(3 819)
III. Net cash flow used in investing activities (I-II)		(809 887)	(832 789)
CONSOLIDATED CASH FLOW STATEMENT - CONTINUATION			
C. Cash flow from financing activities			
I. Inflows		**645 016**	**2 156 415**
1. Issuance of shares and other capital instruments, additional payments to capital		-	-
2. Loans		**485 894**	**1 131 652**
3. Issuance of short term securities		**159 122**	**1 024 326**
4. Other inflows from financing activities		-	**437**
II. Outflows		**(1 244 629)**	**(1 553 455)**
1. Redemption of shares		-	-
2. Dividends and other distributions to shareholders		-	-
3. Other than distribution of profit to shareholders payments from profit		-	-
4. Repayment of loans		**(1 027 879)**	**(563 795)**
5. Repurchase of short term securities		**(161 177)**	**(904 659)**
6. Other financial liabilities		-	-
7. Finance lease payments		**(5 045)**	**(3 525)**
8. Interest paid		**(50 405)**	**(81 199)**
9. Other outflows from financing activities		**(123)**	**(277)**
III. Net cash flows used in financing activities (I-II)		**(599 613)**	**602 960**
D. Net cash flow (A.III+/-B.III+/-C.III)		**275 760**	**201 650**
E. Balance sheet change in cash and cash equivalents		**274 278**	**201 590**
- including changes in cash and cash equivalents resulting from foreign exchange gains/losses		**(1 482)**	**(60)**
F. Total cash and cash equivalents at the beginning of the period		**561 760**	**178 190**
G. Total cash and cash equivalents at the end of the		**837 520**	**379 840**

period (F+/- D) *			
- including those of limited availability		**120 346**	**14 852**
* unrealized foreign exchange gains/losses are not included according to National Accounting Standard No. 1			
EXPLANATORY NOTES			
NOTES TO THE CONSOLIDATED INCOME STATEMENT			
Note 27A			
NET SALES OF OWN PRODUCTS (TYPE OF SALES), INCLUDING:			
- to subordinated companies		**379 117**	**271 538**
a. sales of products		**13 130 131**	**11 846 831**
b. sales of services		**158 771**	**133 336**
c. hedge transactions		**21 241**	**-**
c. sales of products - other		**111 300**	**96 633**
Total net sales of products		**13 421 443**	**12 076 800**
Note 27B			
NET SALES OF OWN PRODUCTS (BY TERRITORY)			
a) domestic sales, including*:		**12 604 707**	**11 446 824**
- to subordinated companies		**373 045**	**267 653**
b) export sales, including:		**816 736**	**629 976**
- to subordinated companies		**6 072**	**3 885**
Total net sales of products		**13 421 443**	**12 076 800**
* including hedge transactions settlements amounting to PLN 21,241 thousand (HY 2004).			
Note 28A			
NET SALES OF GOODS FOR RESALE AND MATERIALS (TYPE OF SALES), INCLUDING:			
- to subordinated companies		**147 746**	**71 199**
a. sales of goods		**4 550 517**	**2 641 233**
b. sales of materials		**14 564**	**26 183**
c. other sales		**665 435**	**499 130**
Total net sales of goods for resale and materials		**5 230 516**	**3 166 546**
Note 28B			
NET SALES OF GOODS FOR RESALE AND MATERIALS (BY TERRITORY)			
a) domestic sales, including:*		**5 131 898**	**3 072 521**
- to subordinated companies		**146 310**	**62 628**
b) export sales, including:		**98 618**	**94 025**
- to subordinated companies		**1 436**	**8 571**

Total net sales of goods for resale and materials		**5 230 516**	**3 166 546**
* including sales in Germany ammounting to PLN 4,173,093 thousand as at 30 June 2004 and PLN 2,439,662 thousand as at 30 June 2003.			
Segment sales income is presented in note 45, "Reporting according to branch and geographical segments".			
Note 29			
COSTS (BY COSTS TYPE)			
a) depreciation		**570 676**	**554 197**
b) usage of materials and energy		**5 537 302**	**5 347 919**
c) external services		**853 234**	**806 771**
d) taxes		**4 885 800**	**4 548 234**
e) wages and salaries		**443 279**	**430 023**
f) social insurance and other charges		**103 847**	**108 077**
g) other costs		**157 094**	**157 826**
Total costs (by type)		**12 551 232**	**11 953 047**
Changes in the position of stocks and accruals		**(85 788)**	**(258 733)**
Cost of products and services for own use (negative value)		**(31 150)**	**(55 874)**
Sales and distribution costs (negative value)		**(5 966 331)**	**(5 374 145)**
General and administration expenses (negative value)		**(414 470)**	**(454 604)**
Cost of sales		**6 053 493**	**5 809 691**
Note 30			
OTHER OPERATING INCOME			
a) releases of provisions:		**7 006**	**17 371**
- environmental provision		**1 400**	**6 722**
- provision for business risk		**91**	**8 860**
- other		**5 515**	**1 789**
b) reversal of impairment write-offs of assets, including:		**32 310**	**27 188**
- provision for receivables		**22 240**	**21 853**
- impairment of tangible assets		**8 775**	**5 231**
- other		**1 295**	**104**
c) other, including:		**55 781**	**163 083**
- income from recovery of current assets		**355**	**392**
- valuation of finished goods		**389**	**2 373**
- income from perpetual leasehold		**14 087**	**17 420**
- fines received		**4 215**	**11 216**
- stocktaking discrepancies		**1 160**	**4 929**
- income on court costs recovered		**3 887**	**5 023**
- surplus of the value of shares received over net value of net assets contributed		**1 349**	**112 816**
- other		**30 339**	**8 914**

Total other operating income		**95 097**	**207 642**
Note 31			
OTHER OPERATING COSTS			
a) setting-up provisions for:		**76 105**	**13 000**
- environmental provision		**36 560**	**-**
- provision for business risk		**32 507**	**8 103**
- other		**7 038**	**4 897**
b) impairment charges of assets, including:		**25 349**	**52 417**
- provision for receivables		**24 380**	**52 224**
- other		**969**	**193**
c) other, including:		**50 329**	**56 006**
- receivables written-off		**5 235**	**3 560**
- donations		**7 330**	**3 560**
- stock count differences		**2 854**	**3 118**
- fines paid		**2 829**	**1 515**
- court costs		**1 544**	**1 319**
- costs and loses due to administration of goods for resale and materials		**418**	**2 979**
- other		**30 119**	**39 955**
Total other operating costs		**151 783**	**121 423**
Note 32A			
DIVIDENDS RECEIVED AND SHARES IN PROFITS			
a) from related entities, including:		**-**	**1 873**
- from subsidiary companies		**-**	**1 873**
- from joint-ventures		**-**	**-**
- from associated companies		**-**	**-**
- from significant investor		**-**	**-**
- from dominant company		**-**	**-**
b) from other entities		**68 220**	**46 509**
Total dividends received and share in profits		**68 220**	**48 382**
Note 32B			
INTEREST INCOME			
a) from loans granted		**456**	**8 471**
- from related entities		**-**	**-**
- from subsidiary companies		**-**	**-**
- from other entities		**456**	**8 471**
b) other interest income		**14 702**	**19 399**
from related entities		**467**	**418**

- from subsidiary companies		-	-
- from joint-ventures		-	-
- from associated companies		467	418
- from significant investor		-	-
- from parent company		-	-
from other entities		14 235	18 981
Total interest income		**15 158**	**27 870**
INTEREST INCOME			
a) from loans granted and debt securities purchased		456	8 471
- received		427	5 783
- not received		29	2 688
b) other interest		14 702	19 399
- received		7 641	4 199
- not received		7 061	15 200
Total interest income		**15 158**	**27 870**
Note 32C			
OTHER FINANCIAL INCOME			
a) foreign exchange gains		50 206	6 176
- realized		5 007	5 548
- unrealized		45 199	628
b) release of provisions (by categories)		6 569	9 788
- for interest on receivables		6 557	9 780
- other		12	8
c) other		5 377	9 479
Total other financial income		**62 152**	**25 443**
Note 33A			
INTEREST EXPENSES			
a) from borrowings, loans and securities issued		51 634	81 173
- to related entities		-	403
- to subsidiary companies		-	403
- to associated companies		-	-
- to other entities		51 634	80 770
b) other interest		3 839	5 069
- to related entities		-	-
- to subsidiary companies		-	-
- to joint-ventures		-	-
- to associated companies		-	-
- to significant investor		-	-

- to parent company		-	-
- to other entities		3 839	5 069
Total interest expenses		55 473	86 242
INTEREST EXPENSES			
a) from borrowings, loans and securities issued		51 634	81 173
- paid		47 295	73 802
- not paid		4 339	7 371
b) other interest		3 839	5 069
- paid		2 019	1 563
- not paid		1 820	3 506
Total interest expense		55 473	86 242
Note 33B			
OTHER FINANCIAL EXPENSES			
a) foreign exchange losses		19 074	52 927
- realized		18 568	21 533
- unrealized		506	31 394
b) setting-up of provisions (by categories)		6 549	17 208
- interest from receivables		6 320	17 057
- other		229	151
c) other financial expenses		4 249	5 847
Total other financial expenses		29 872	75 982
Note 34			
PROFIT (LOSS) FROM SALE OF SHARES IN SUBORDINATED ENTITIES			
a) profit from sale of shares		3 795	427
b) loss from sale of shares		-	-
- in subsidiary entities		-	-
Total profit (loss) from sale of shares in subordinated entities		3 795	427
Note 35			
EXTRAORDINARY GAINS			
a) accidental		16	248
b) other		1	498
Total extraordinary gains		17	746
Note 36			
EXTRAORDINARY LOSSES			
a) accidental		19	205

b) other		-	71
Total extraordinary losses		**19**	**276**
Note 37A			
CORPORATE INCOME TAX - CURRENT			
1. Gross profit (consolidated)		**1 260 469**	**771 007**
2. Consolidation adjustments		**(12 685)**	**(3 875)**
3. Differences between gross profit (loss) and taxable income, including:		**75 260**	**(102 910)**
a) permanent differences between gross profit (loss) and taxable income		**(43 347)**	**11 530**
b) temporary differences between gross profit and taxable income		**125 918**	**(164 723)**
c) other differences between gross profit and taxable income		**(7 311)**	**50 283**
4. Taxable income		**1 323 044**	**664 222**
5.Tax according to tax rate for the year		**256 770**	**212 151**
6. Tax allowances and increases		**8**	**(170)**
7. Current income tax as declared in the CIT declaration		**256 778**	**211 981**
- as presented in the profit and loss account		**256 778**	**212 137**
- relating to decreases or increases of equity		-	**(156)**
- relating to decreases or increases of goodwill or negative goodwill		-	-
Note 37B			
DEFERRED CORPORATE INCOME TAX, AS IN PROFIT AND LOSS ACCOUNT			
- decrease (increase) relating to temporary differences and reversals of temporary differences		**(10 708)**	**14 031**
- decrease (increase) relating to changes in tax rates		-	**(125)**
- decrease (increase) relating to previously unrecognised tax losses, tax allowances or temporary differences from the previous period		-	**47**
- decrease (increase) relating to write-off of deferred tax asset or inability to realise deferred tax liability		**1 385**	**(1 718)**
- other		-	-
Total deferred corporate income tax		**(9 323)**	**12 235**
Note 37C			
TOTAL AMOUNT OF DEFERRED TAX			
-recorded in equity		**40 567**	**37 416**
-recorded in goodwill or negative goodwill		**48 799**	**11 644**
Note 37D			

INCOME TAX RECORDED IN PROFIT AND LOSS ACCOUNT, INCLUDING:			
-abandoned activity		-	-
-result of extraordinary items		-	-
Note 38			
OTHER OBLIGATORY CHARGES			
Total other obligatory charges		-	-
Note 39			
NET PROFIT (LOSS)			
a) net profit (loss) of the dominant company / significant investor		**954 669**	**567 109**
b) net profit (loss) of subsidiary companies		**120 187**	**76 791**
c) net profit (loss) of joint-venture companies		**17 865**	**4 991**
d) net profit (loss) of associated companies		**8 504**	**25 631**
e) consolidation adjustments		**(72 370)**	**(119 640)**
Net profit (loss)		**1 028 855**	**554 882**
The distribution of profit of the Company for the year 2003 and distribution of profit of the Company and consolidated subsidiaries and associated consolidated entities as at 30 June 2004 is presented in Note 42 in the additional explanatory notes.			
Net profit for the 6 month period ended 30 June 2003 consists of net profit from the published financial statement for the 6 month period ended 30 June 2003 ammounted to PLN 550,950 thousand and net profit resulting from changes in accounting policy amounted to PLN 3,392 thousand.			
Note 40			
NET PROFIT PER SHARE CALCULATION			
Net profit (annualised)		**1 487 622**	**835 076**
Weighted average number of ordinary shares		**424 570 759**	**420 177 137**
Earnings per ordinary share (PLN)		**3,50**	**1,99**
Weighted average of expected number of ordinary shares		-	-
Diluted earnings per ordinary share (PLN)		-	-

END

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Interim Results_PAS (5a)
Released	10:59 30-Sep-04
Number	5152D

Note 1B						
MOVEMENT IN INTANGIBLE FIXED ASSETS (by groups)						
	a	b	c		d	e
	development cost	goodwill	licences, patents and similar assets, including:		other intangible fixed assets	prepayments assets
				computer software		
a) gross book value at the beginning of period	1 189	15 132	215 739	28 162	7 658	
b) additions	527	1	9 236	5 555	111	
purchase	34	1	9 231	5 550	111	
other	493	-	5	5	-	
c) decreases	-	870	469	464	243	
sales and liquidation	-	330	74	69	10	
foreign exchange gain/losses	-	540	393	393	233	
other	-	-	2	2	-	
Transfers	-	-	-	-	-	
d) gross book value at the end of period	1 716	14 263	224 506	33 253	7 526	
e) accumulated amortisation at the beginning of period	706	4 921	137 748	15 814	2 938	
f) amortisation expense for the period						

(including)	142	270	18 138	2 096	574	
g) increases	142	636	18 350	2 302	669	
amortisation	142	636	18 347	2 299	669	
other	-	-	3	3	-	
h) decreases	-	366	212	206	95	
sale and liquidation	-	193	75	69	10	
foreign exchange gain/losses	-	173	137	137	85	
other	-	-	-	-	-	
Transfer	-	-	-	-	-	
i) accumulated amortisation at the end of period	848	5 191	155 886	17 910	3 512	
j) valuation adjustments at the beginning of period	127	-	70	3	-	
increases	-	-	5	-	-	
decreases	-	-	-	-	-	
k) valuation adjustments at the end of the period	127	-	75	3	-	
l) net book value at the end of the period	741	9 072	68 545	15 340	4 014	
In the 6 month period ended 30 June 2004 unplanned amortisation charges relating to intangible fixed assets due to impairment amounted to PLN 5 thousand.						

Note 3B

MOVEMENT IN TANGIBLE FIXED ASSETS (by groups)						
	-land (including perpetual usufruct rights agreements)	- buildings and constructions	- plant and equipment	- transport	- other fixed assets	Total fixe
a) gross book value at the beginning of period	411 694	8 828 737	8 463 121	538 216	231 469	]
b) additions	15 567	163 400	123 910	32 963	8 261	

purchase	15 543	160 663	123 358	22 660	8 018
other	24	2 737	552	10 303	243
c) decreases	9 253	72 457	71 015	14 410	3 099
sales and liquidation	1 596	55 053	55 423	12 375	2 757
exchange rate gains/losses	7 657	16 404	15 207	149	305
other*	-	1 000	385	1 886	37
Transfers	8	4 387	(4 735)	-	340
d) gross value at the end of period	418 016	8 924 067	8 511 281	556 769	236 971
e) accumulated depreciation at the beginning of period	18 017	3 671 505	5 778 678	376 249	166 709
f) depreciation expense for the period (including)	438	153 921	258 288	5 162	8 120
g) increases	1 603	201 615	322 412	16 487	10 560
depreciation	1 603	200 721	322 297	15 967	10 294
exchange rate differences	-	894	115	520	266
h) decreases	1 174	48 435	63 276	11 325	2 538
sale and liquidation	1 156	40 583	53 857	9 499	2 266
contributions	18	4 096	7 055	139	202
other*	-	3 756	2 364	1 687	70
Transfers	9	741	(848)	-	98
i) accumulated depreciation at end of period	18 455	3 825 426	6 036 966	381 411	174 829
j) valuation adjustments at the beginning of period	-	81 049	8 100	39	635
increases	-	41 559	4 569	92	1 085
decreases	-	10 429	765	27	194
k) valuation adjustments at the end of the period	-	112 179	11 904	104	1 526
l) net book value at the end of the period	399 561	4 986 462	2 462 411	175 254	60 616

* This caption includes reclassifications of fixed assets to equipment, donations and others.

For the 6 month period ended 30 June 2004 unplanned depreciation charges relating to tangible fixed assets due to impairment amounted to PLN 47,305 thousand.

Nota 5G										
STAKES OR SHARES IN OTHER ENTITIES										
	a	b	c	d	e		f	g	h	
No.	**name with indication of legal form**	**location**	**activity**	**book value of shares**	**entity's equity, including:**		**% of share capital owned**	**share in votes on the General Shareholders Meeting**	**unpaid share capital**	**d a i r ε l:**
						share capital				
1	Polkomtel S.A.	Warsaw	cellular telecommunication services	436 495	3 599 270	2 050 000	19.61%	19.61%	-	
2	SK Eurochem Sp.z o.o. 1)	Wloclawek	chemicals production	24 192	140 944	145 106	17.37%	17.37%	-	
3	AWSA Holland II B.V.*	Amsterdam	bearing of shares and management of Dutch law limited liability company, as well as granting collateral for liabilities of third parties and all other activity related to that subject. Dominant Company of Autostrada Wielkopolska S.A.	61 400	-	-	9.22%	9.22%	-	
4	WODKAN S.A.	Ostrow Wielkopolski	sewage system and water services	549	136 701	47 146	3.57%	3.57%	-	
5	Polimex-Cekop S.A.	Warsaw	foreign and domestic trade of chemicals,	468	115 827	24 185	0.52%	0.52%	-	

			building production and designing services						
6	Huta Stalowa Wola S.A. Zaklad Sprezynowania 2)	Stalowa Wola	weapons and army equipment production	230	121 765	267 126	0.16%	0.16%	-
7	Stocznia Gdynia S.A.*	Gdynia	shipyard	176			0.12%	0.12%	-
8	Other*			202			0,00%	-	-
TOTAL				523 712		.			
* The Dominant Company does not have relevant financial data concerning entity's equity as at 30 June 2004.									
1) Anwil S.A.									
2) PKN ORLEN S.A. 0.08%, Rafineria Nafty Jedlicze S.A. 0.07%, Rafineria Trzebinia S.A. 0.01%									
Presented are only those shares in other entities, for which provision was not provided for.									

Note 13

SHARE CAPITAL AS AT 30 JUNE 2004 Par value of a single share = 1.25 PLN

Series, issue	Type of shares	Type of preference	Type of limitation of rights	Number of shares	Series/issue value in nominal value	Method of capital coverage	Registration date	Righ divid (sin dat
Series A	bearer	none		336 000 000	420 000	foundation fund and state-owned enterprise fund	01.07.1993	01.07.
Series B	bearer	none		6 971 496	8 714	contribution of 2,566,200 Rafineria Trzebinia's shares of	27.11.1997	01.01.

						the value of PLN 57,636 thousand		
Series C	bearer	none		77 205 641	96 507	net assets of acquired CPN S.A.	20.05.1999	01.01.
Series D**	bearer	none		7 531 924	9 415	exchange of 7,531,924 bonds series A for 7,531,924 series D shares in line with the Incentive Program for Management Board Members and Management of PKN ORLEN S.A.	20.11.2003	01.01.
Total number of shares				**427 709 061**				
Total share capital					**534 636**			

SHAREHOLDERS AS AT 30 JUNE 2004 (PLN)				
	Number of shares	Number of votes	Par value of shares	Share in equity
Nafta Polska S.A.	74 076 299	74 076 299	92 595 374	17.32%
State Treasury	43 633 897	43 633 897	54 542 371	10.20%
Bank of New York (depository)	45 419 602	45 419 602	56 774 503	10.62%
Others*	264 579 263	264 579 263	330 724 078	61.86%
Total	**427 709 061**	**427 709 061**	**534 636 326**	**100,00%**

* According to current report 56/2002 presented on 20 June 2002, Kulczyk Holding S.A. together with its subsidiaries owns 23,911,206 shares of PKN ORLEN S.A., which constitutes 5.591' increase of PKN ORLEN dated 20.11.2003) of votes at General Shareholders Meeting of PKN ORLEN S.A.

* According to current report 54/2003 presented on 4 July 2003, on 1 July 2003 Commercial Union OFE BPH CU WBK owns 21,533,539 shares of PKN ORLEN S.A., w of share capital and 5.035% (considering capital increase of PKN ORLEN dated 20.11.2003) of votes at General Shareholders Meeting of PKN ORLEN SA

**In July 2000 the Company issued 11,344,784 bonds series A convertible to ordinary bearer shares series D. The issuance of A series bonds is conducted within the Incen to members of the Management Board and authorized persons, performing management functions. The Incentive Program is scheduled for years 2001, 2002 and 2003.

As a result of conversion of 7,531,924 bonds for PKN ORLEN S.A. shares within the confines of realization of Management Incentive Program. On 20 November 2003 D registered capital increase of PKN ORLEN S.A. As a result of the capital increase the total number of shares amounts to 427,709,061.

END

Regulatory Announcement

Go to market news section

PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Interim Results_PAS (5b)
Released	13:44 30-Sep-04
Number	5397D

RNS Number:5397D
Polski Koncern Naftowy Orlen S.A.
30 September 2004

Note 5E
STAKES OR SHARES IN SUBORDINATED ENTITIES

No.	a Name with indication of legal form	b location	c activity	d share capital relationship	e method of consolidation	f date of contrc /joint contrc takeover or gaining significant influence
Subordinated companies directly consolidated						
1	ORLEN Deutschland AG	Elmshorn	assets management	subsidiary	full method	06.12.2002 1
2	ORLEN Gaz Sp. z o.o.	Plock	liquid gas trade	subsidiary	full method	15.12.199
3	ORLEN PetroCentrum Sp. z o.o.	Plock	liquid fuels trading	subsidiary	full method	24.09.199
4	ORLEN Medica Sp. z o.o.	Plock	medical activity	subsidiary	full method	24.11.199
5	ORLEN Budonaft Sp. z o.o.	Krakow	building and repairs of service stations	subsidiary	full method	02.01.199
6	ORLEN Powiernik Sp. z o.o.	Plock	custodian and other services for PKN ORLEN S.A.	subsidiary	full method	19.07.200
7	ORLEN Morena Sp. z o.o.	Gdansk	wholesale trading of	subsidiary	full method	10.09.200

			automotive spare parts and accessories, retail and wholesale trading of fuels			
8	ORLEN PetroProfit Sp. z o.o.	Niemce	liquid fuels trading	subsidiary	full method	14.09.1995
9	ORLEN Asfalt Sp. z o.o. (formerly BITREX Sp.z o.o.)	Plock	production of crude oil products	subsidiary	full method	19.06.1996
10	ORLEN KolTrans Sp. z o.o.	Plock	transport, spedition, managing oil containers, liquid fuels and oil trading	subsidiary	full method	13.12.2000
11	ORLEN Transport Szczecin Sp. z o.o.	Szczecin	transport services	subsidiary	full method	15.06.2000
12	ORLEN Transport Lublin Sp. z o.o.	Lublin	transport services	subsidiary	full method	09.06.2000
13	ORLEN Transport Krakow Sp. z o.o.	Krakow	transport services	subsidiary	full method	05.06.2000
14	ORLEN Transport Plock Sp. z o.o.	Plock	transport services	subsidiary	full method	23.12.1998
15	ORLEN Transport Slupsk Sp. z o.o.	Slupsk	transport services	subsidiary	full method	23.06.2000
16	ORLEN Transport Nowa Sol Sp. z o.o.	Nowa Sol	transport services	subsidiary	full method	09.06.2000
17	Zaklad Budowy Aparatury S.A.	Plock	building of machines and equipment for industry	subsidiary	full method	27.10.1998
18	Orlen Laboratorium Sp. z o.o.	Plock	laboratory services	subsidiary	full method	13.02.2003
19	ORLEN Transport Olsztyn Sp. z o.o.	Olsztyn	transport services	subsidiary	full method	29.05.2000
20	ORLEN Oil Sp. z o.o.*	Krakow	trading in chemicals, rafinery and petrochemical products	subsidiary	full method	27.08.1998
21	ORLEN PetroTank Sp. z o.o.	Widelka	liquid fuels trading	subsidiary	full method	09.04.1996
22	ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	Kedzierzyn-KoYle	transport services	subsidiary	full method	29.05.2000
23	Petrotel Sp. z o.o.	Plock	telecommunication services	subsidiary	full method	14.08.1997
24	Rafineria Trzebinia S.A.	Trzebinia	paraffin processing, production and sales	subsidiary	full method	27.10.1997

			of fuels and oils			
25	Anwil S.A.	Wloclawek	producing of PCV and fertilizers	subsidiary	full method	05.09.199
26	Rafineria Nafty Jedlicze S.A.	Jedlicze	paraffin processing, production and sales of fuels and oils	subsidiary	full method	01.01.199
27	Inowroclawskie Kopalnie Soli "SOLINO" S.A.	Inowroclaw	industrial brine production processing of vacuum salt	subsidiary	full method	28.09.1996
28	SHIP - SERVICE S.A.	Warszawa	ship servicing in sea ports, loading and storing of goods	subsidiary	full method	30.09.200
29	ORLEN Automatyka Sp. z o.o.	Plock	repair services for automation	subsidiary	full method	30.04.199
30	ORLEN PetroZachod Sp. z o.o.	Poznan	liquid fuels trading	subsidiary	full method	19.01.199
31	Petrolot Sp. z o.o.	Warszawa	liquid fuels trading	subsidiary	full method	07.01.199
32	ORLEN Projekt S.A.	Plock	technological and construction designing services	subsidiary	full method	28.05.199
33	ORLEN Wir Sp. z o.o.	Plock	repair services for spinning machinery division	subsidiary	full method	01.10.199

No.	a	b	c	g	h
	Name with indication of legal form	location	activity	balance sheet value of shares	total valu adjustmer includi
1	ORLEN Deutschland AG	Elmshorn	assets management	503 803 2)	41 516
2	ORLEN Gaz Sp. z o.o.	Plock	liquid gas trade	24 824	(2 3
3	ORLEN PetroCentrum Sp. z o.o.	Plock	liquid fuels trading	21 000	
4	ORLEN Medica Sp. z o.o.	Plock	medical activity	13 273	(2 2
5	ORLEN Budonaft Sp. z o.o.	Krakow	building and repairs of service stations	3 795	(3 7
6	ORLEN Powiernik Sp. z o.o.	Plock	custodian and other services for PKN ORLEN S.A.	25	
7	ORLEN Morena Sp. z o.o.	Gdansk	wholesale trading of automotive	11 254	

			spare parts and accessories, retail and wholesale trading of fuels		
8	ORLEN PetroProfit Sp. z o.o.	Niemce	liquid fuels trading	19 286	
9	ORLEN Asfalt Sp. z o.o. (formerly BITREX Sp.z o.o.)	Plock	production of crude oil products	60 635	(9 [illegible]
10	ORLEN KolTrans Sp. z o.o.	Plock	transport, spedition, managing oil containers, liquid fuels and oil trading	40 796	(11 [illegible]
11	ORLEN Transport Szczecin Sp. z o.o.	Szczecin	transport services	3 409	(1 [illegible]
12	ORLEN Transport Lublin Sp. z o.o.	Lublin	transport services	15 922	(9 [illegible]
13	ORLEN Transport Krakow Sp. z o.o.	Krakow	transport services	12 256	(6 [illegible]
14	ORLEN Transport Plock Sp. z o.o.	Plock	transport services	25 782	(2 02[illegible]
15	ORLEN Transport Slupsk Sp. z o.o.	Slupsk	transport services	8 389	(3 544)
16	ORLEN Transport Nowa Sol Sp. z o.o.	Nowa Sol	transport services	9 762	(3 [illegible]
17	Zaklad Budowy Aparatury S.A.	Plock	building of machines and equipment for industry	17 383	[illegible]
18	Orlen Laboratorium Sp. z o.o.	Plock	laboratory services	9 413	(3 [illegible]
19	ORLEN Transport Olsztyn Sp. z o.o.	Olsztyn	transport services	8 025	(3 [illegible]
20	ORLEN Oil Sp. z o.o.*	Krakow	trading in chemicals, rafinery and petrochemical products	40 198	(1 [illegible]
21	ORLEN PetroTank Sp. z o.o.	Widelka	liquid fuels trading	36 246	
22	ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	Kedzierzyn-KoYle	transport services	5 680	(3 [illegible]
23	Petrotel Sp. z o.o.	Plock	telecommunication services	7 282	
24	Rafineria Trzebinia S.A.	Trzebinia	paraffin processing, production and sales of fuels and oils	74 503	
25	Anwil S.A.	Wloclawek	producing of PCV and fertilizers	176 200	-
26	Rafineria Nafty Jedlicze S.A.	Jedlicze	paraffin processing, production and sales of fuels and oils	64 000	
27	Inowroclawskie Kopalnie Soli "SOLINO" S.A.	Inowroclaw	industrial brine production processing of vacuum salt	17 560	
28	SHIP - SERVICE S.A.	Warszawa	ship servicing in sea ports, loading and storing of goods	22 800	
29	ORLEN Automatyka Sp. z o.o.	Plock	repair services for automation	1 258	([illegible]
30	ORLEN PetroZachod Sp. z o.o.	Poznan	liquid fuels trading	9 200	
31	Petrolot Sp. z o.o.	Warszawa	liquid fuels trading	10 220	

32	ORLEN Projekt S.A.	Plock	technological and construction designing services	765	
33	ORLEN Wir Sp. z o.o.	Plock	repair services for spinning machinery division	816	(5
Total subordinated companies directly consolidated				1 275 760	(26 4

No.	a Name with indication of legal form	b location		i book value of shares	j percentage of capital owned	K share in total votes on General Meeting of Shareholders	l ment in p j) bas don ti
1	ORLEN Deutschland AG	Elmshorn	-	545 319	100,00%	100,00%	
2	ORLEN Gaz Sp. z o.o.	Plock	(2 357)	22 467	100,00%	100,00%	
3	ORLEN PetroCentrum Sp. z o.o.	Plock	-	21 000	100,00%	100,00%	
4	ORLEN Medica Sp. z o.o.	Plock	(2 234)	11 039	100,00%	100,00%	
5	ORLEN Budonaft Sp. z o.o.	Krakow	-	-	100,00%	100,00%	
6	ORLEN Powiernik Sp. z o.o.	Plock	-	25	100,00%	100,00%	
7	ORLEN Morena Sp. z o.o.	Gdansk	-	11 254	100,00%	100,00%	
8	ORLEN PetroProfit Sp. z o.o.	Niemce	-	19 286	100,00%	100,00%	
9	ORLEN Asfalt Sp. z o.o. (formerly BITREX Sp.z o.o.)	Plock	(9 342)	51 293	100,00%	100,00%	
10	ORLEN KolTrans Sp. z o.o.	Plock	(11 305)	29 491	99,85%	99,85%	
11	ORLEN Transport Szczecin Sp. z o.o.	Szczecin	(1 552)	1 857	99,56%	99,56%	
12	ORLEN Transport Lublin Sp. z o.o.	Lublin	(9 276)	6 646	98,45%	98,45%	
13	ORLEN Transport Krakow Sp. z o.o.	Krakow	(6 659)	5 597	98,32%	98,32%	
14	ORLEN Transport Plock Sp. z o.o.	Plock	(2 028)	23 754	97,59%	97,59%	
15	ORLEN Transport Slupsk Sp. z o.o.	Slupsk	(3 544)	4 845	97,06%	97,06%	-
16	ORLEN Transport Nowa Sol Sp. z o.o.	Nowa Sol	(3 670)	6 092	96,75%	96,75%	
17	Zaklad Budowy Aparatury S.A.	Plock	(91)	17 292	96,57%	96,57%	
18	Orlen Laboratorium Sp. z o.o.	Plock	(3 054)	6 359	94,94%	94,94%	
19	ORLEN Transport Olsztyn Sp. z o.o.	Olsztyn	(3 752)	4 273	94,82%	94,82%	
20	ORLEN Oil Sp. z o.o.*	Krakow	(1 119)	39 079	92,29%	92,29%	
21	ORLEN PetroTank Sp. z o.o.	Widelka	-	36 246	90,00%	90,00%	
22	ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	Kedzierzyn-KoYle	(2 694)	2 117	89,35%	89,35%	

23	Petrotel Sp. z o.o.	Plock	-	7 282	88,80%	88,80%	
24	Rafineria Trzebinia S.A.	Trzebinia	-	74 503	77,07%	77,07%	
25	Anwil S.A.	Wloclawek	-	176 200	76,27%	76,27%	-
26	Rafineria Nafty Jedlicze S.A.	Jedlicze	-	64 000	75,00%	75,00%	
27	Inowroclawskie Kopalnie Soli "SOLINO" S.A.	Inowroclaw	-	17 560	70,54%	70,54%	
28	SHIP - SERVICE S.A.	Warszawa	-	22 800	60,86%	55,87%	
29	ORLEN Automatyka Sp. z o.o.	Plock	(148)	1 110	52,42%	52,42%	
30	ORLEN PetroZachod Sp. z o.o.	Poznan	-	9 200	51,83%	51,83%	
31	Petrolot Sp. z o.o.	Warszawa	-	10 220	51,00%	51,00%	
32	ORLEN Projekt S.A.	Plock	-	765	51,00%	51,00%	
33	ORLEN Wir Sp. z o.o.	Plock	(508)	308	51,00%	51,00%	
Total subordinated companies directly consolidated			(63 333)	1 249 279			

Subordinated companies indirectly consolidated**

1	Energomedia Sp. z o.o.	Trzebinia	production, purchasing and forwarding of energy, gas, waste utilization	subsidiary	full method	08.12.1
2	Bor-Farm Sp. z o.o.	Borkowo Wielkie	farm	subsidiary	full method	01.02.2
3	Petro-Oil Lubelskie Centrum Sprzedazy Sp. z o.o.***	Lublin	trade of petrochemical products and services	subsidiary	full method	23.06.2
4	RAF-LAB Sp. z o.o.	Jedlicze	laboratory services	subsidiary	full method	31.07.2
5	NaftoWax Sp. z o.o.	Trzebinia	production and sales of paraffin, wax and other chemical and crude oil products	subsidiary	full method	23.07.1
6	RAF-KOLTRANS Sp. z o.o.	Jedlicze	transport, spedition and vehicle cleaning services	subsidiary	full method	17.04.2
7	EuroNaft Trzebinia Sp. z o.o. (formerly NaftoTransRem Sp. z o.o.)	Trzebinia	technical supervising, repairs, services	subsidiary	full method	28.11.1
8	Przedsiebiorstwo Inwestycyjno-Remontowe RemWil Sp. z o.o.	Wloclawek	repairs and construction services	subsidiary	full method	25.11.1
9	RAF-ENERGIA Sp. z o.o.	Jedlicze	energy production and	subsidiary	full	04.11.1

			trading		method	
10	Przedsiebiorstwo Produkcyjno-Handlowo-Uslugowe Pro-Lab Sp. z o.o.	Wloclawek	laboratory services	subsidiary	full method	08.06.1
11	RAF-TRANS Sp. z o.o.	Jedlicze	transport, spedition and repairs	subsidiary	full method	02.08.1
12	EkoNaft Sp. z o.o.	Trzebinia	laboratory and environment protection services	subsidiary	full method	01.12.2
13	ORLEN Transport Poznan Sp. z o.o.	Poznan	transport services	subsidiary	full method	30.12.2
14	RAF-REMAT Sp. z o.o.	Jedlicze	repair, maintenance, diagnostic, storing and catering cervices	subsidiary	full method	08.10.1
15	ORLEN Transport Warszawa Sp. z o.o.	Mosciska	transport services	subsidiary	full method	30.10.2
16	RAF-EKOLOGIA Sp. z o.o.	Jedlicze	waste utilisation, sewage treatment	subsidiary	full method	01.12.1
17	Konsorcjum Olejow Przepracowanych - Organizacja Odzysku S.A.****	Jedlicze	wholesale of waste and scrap	subsidiary	full method	06.11.2
18	P.U.S. i P. CHEMEKO Sp. z o.o.	Wloclawek	research and analytical services, designing and technical-engineering services connected with environment protection	subsidiary	full method	14.12.1
19	ORLEN Petrogaz Wroclaw Sp. z o.o.	Wroclaw	liquid gas trade	subsidiary	full method	25.07.1
20	Petrooktan Sp. z o.o.	Swidnik	fuel station, retail sale	subsidiary	full method	01.01.1

1	Energomedia Sp. z o.o.	Trzebinia	26 470	(1 947)	(1 947)	24
2	Bor-Farm Sp. z o.o.	Borkowo Wielkie	8 254	-	-	8
3	Petro-Oil Lubelskie Centrum Sprzedazy Sp. z o.o.***	Lublin	1 894	175	-	2
4	RAF-LAB Sp. z o.o.	Jedlicze	2 500	(1 611)	(1 611)	
5	NaftoWax Sp. z o.o.	Trzebinia	28 353	(11 715)	(11 715)	16
6	RAF-KOLTRANS Sp. z o.o.	Jedlicze	1 850	(1 850)	(794)	
7	EuroNaft Trzebinia Sp. z o.o. (formerly NaftoTransRem Sp. z o.o.)	Trzebinia	14 479	(6 898)	(6 898)	7
8	Przedsiebiorstwo Inwestycyjno-Remontowe RemWil Sp. z o.o.	Wloclawek	3 000	-	-	3

9	RAF-ENERGIA Sp. z o.o.	Jedlicze	1 495	(817)	-	
10	Przedsiebiorstwo Produkcyjno-Handlowo-Uslugowe Pro-Lab Sp. z o.o.	Wloclawek	302	-	-	
11	RAF-TRANS Sp. z o.o.	Jedlicze	1 981	(1 770)	(879)	
12	EkoNaft Sp. z o.o.	Trzebinia	50	-	-	
13	ORLEN Transport Poznan Sp. z o.o.	Poznan	11 009	-	-	11
14	RAF-REMAT Sp. z o.o.	Jedlicze	1 688	(282)	(239)	1
15	ORLEN Transport Warszawa Sp. z o.o.	Mosciska	6 060	-	-	6
16	RAF-EKOLOGIA Sp. z o.o.	Jedlicze	636	(636)	-	
17	Konsorcjum Olejow Przepracowanych - Organizacja Odzysku S.A.****	Jedlicze	900	-	-	
18	P.U.S. i P. CHEMEKO Sp. z o.o.	Wloclawek	10	-	-	
19	ORLEN Petrogaz Wroclaw Sp. z o.o.	Wroclaw	1 600	-	-	1
20	Petrooktan Sp. z o.o.	Swidnik	408	-	-	
Total subordinated companies indirectly consolidated			112 939	(27 351)	(24 083)	85

1	Energomedia Sp. z o.o.	Trzebinia	100,00%	100,00%	
2	Bor-Farm Sp. z o.o.	Borkowo Wielkie	100,00%	100,00%	
3	Petro-Oil Lubelskie Centrum Sprzedazy Sp. z o.o.***	Lublin	100,00%	100,00%	majority in Supervisor Board
4	RAF-LAB Sp. z o.o.	Jedlicze	100,00%	100,00%	
5	NaftoWax Sp. z o.o.	Trzebinia	100,00%	100,00%	
6	RAF-KOLTRANS Sp. z o.o.	Jedlicze	100,00%	100,00%	
7	EuroNaft Trzebinia Sp. z o.o. (formerly NaftoTransRem Sp. z o.o.)	Trzebinia	100,00%	100,00%	
8	Przedsiebiorstwo Inwestycyjno-Remontowe RemWil Sp. z o.o.	Wloclawek	99,98%	99,98%	
9	RAF-ENERGIA Sp. z o.o.	Jedlicze	99,65%	99,65%	
10	Przedsiebiorstwo Produkcyjno-Handlowo-Uslugowe Pro-Lab Sp. z o.o.	Wloclawek	99,20%	99,20%	
11	RAF-TRANS Sp. z o.o.	Jedlicze	99,06%	99,06%	
12	EkoNaft Sp. z o.o.	Trzebinia	99,00%	99,00%	
13	ORLEN Transport Poznan Sp. z o.o.	Poznan	96,40%	96,40%	
14	RAF-REMAT Sp. z o.o.	Jedlicze	96,12%	96,12%	
15	ORLEN Transport Warszawa Sp. z o.o.	Mosciska	94,50%	94,50%	
16	RAF-EKOLOGIA Sp. z o.o.	Jedlicze	92,74%	92,74%	
17	Konsorcjum Olejow Przepracowanych - Organizacja Odzysku S.A.****	Jedlicze	89,00%	89,00%	
18	P.U.S. i P. CHEMEKO Sp. z o.o.	Wloclawek	55,93%	55,93%	

19	ORLEN Petrogaz Wroclaw Sp. z o.o.	Wroclaw	51,61%	51,61%
20	Petrooktan Sp. z o.o.	Swidnik	51,00%	51,00%

Companies directly subordinated not consolidated

1	SAMRELAKS Machocice Sp. z o.o.	Machocice Kapitulne	catering and hotel services	subsidiary	not consolidated	07.11.2(
2	ZAWITAJ Swinoujscie Sp. z o.o.	Swinoujscie	catering and hotel services	subsidiary	not consolidated	09.10.2(
3	Z.W. Mazowsze Sp. z o.o.	Leba	resting and recreation activity	subsidiary	not consolidated	15.09.1(
4	Wisla Plock Sportowa S.A.	Plock	sport activies	subsidiary	not consolidated	14.08.1(
5	Centrum Komercjalizacji Technologii Sp. z o.o.	Gdansk	business and management advisory	subsidiary	not consolidated	12.11.1(
6	ORLEN Ochrona Sp. z o.o.	Plock	security	subsidiary	not consolidated	26.08.1(
7	Zaklad Urzadzen Dystrybucyjnych Sp. z o.o.	Opole	import, export, sales of industrial buildings and equipment, internet and logistics services	subsidiary	not consolidated	29.11.2(
8	Serwis Nowa Wies Wielka Sp. z o.o.	Nowa Wies Wielka	maintenance services for fuel stations and stores	subsidiary	not consolidated	11.02.2(
9	D.W. Mazowsze Sp. z o.o.	Ustron	resting and recreation activity	subsidiary	not consolidated	03.11.1(
10	Serwis Mazowsze Sp. z o.o.	Warszawa	maintenance services for fuel stations and stores	subsidiary	not consolidated	29.07.1(
11	B.H.T. Dromech S.A. Warszawa w	Warszawa	containers and tanks	subsidiary	not consolidated	08.09.1(

	upadlosci		production			
12	Centrum Edukacji Sp. z o.o.	Plock	education and training services	subsidiary	not consolidated	15.11.1?
13	ORLEN Petrogaz Nowa Brzeznica Sp. z o.o. w upadlosci	Nowa Brzeznica	liquid gas trade	subsidiary	not consolidated	19.02.1?
14	Petromor Sp. z o.o.	Gdansk	storing of goods for resale	subsidiary	not consolidated	28.10.1?

1	SAMRELAKS Machocice Sp. z o.o.	Machocice Kapitulne	6 638	(1 972)	(1 972)	4 666	100,00%	100,00%
2	ZAWITAJ Swinoujscie Sp. z o.o.	Swinoujscie	4 110	(1 314)	(1 314)	2 796	100,00%	100,00%
3	Z.W. Mazowsze Sp. z o.o.	Leba	3 932	(1 245)	(1 245)	2 687	100,00%	100,00%
4	Wisla Plock Sportowa S.A.	Plock	1 000	-	-	1 000	100,00%	100,00%
5	Centrum Komercjalizacji Technologii Sp. z o.o.	Gdansk	1 000	(149)	(149)	851	100,00%	100,00%
6	ORLEN Ochrona Sp. z o.o.	Plock	500	-	-	500	100,00%	100,00%
7	Zaklad Urzadzen Dystrybucyjnych Sp. z o.o.	Opole	6 532	(703)	(703)	5 829	99,94%	99,94%
8	Serwis Nowa Wies Wielka Sp. z o.o.	Nowa Wies Wielka	1 261	(492)	(492)	769	99,32%	99,32%
9	D.W. Mazowsze Sp. z o.o.	Ustron	1 627	(808)	(808)	819	98,73%	98,73%
10	Serwis Mazowsze Sp. z o.o.	Warszawa	697	(318)	(318)	379	88,50%	88,50%
11	B.H.T. Dromech S.A. Warszawa w upadlosci	Warszawa	2 111	(2 111)	-	-	81,14%	81,14%
12	Centrum Edukacji Sp. z o.o.	Plock	454	-	-	454	69,43%	69,43%
13	ORLEN Petrogaz Nowa Brzeznica Sp. z o.o. w upadlosci	Nowa Brzeznica	2 288	(2 288)	-	-	52,00%	52,00%
14	Petromor Sp. z o.o.	Gdansk	1 324	(190)	(190)	1 134	51,31%	51,31%
Total companies directly subordinated not consolidated			33 474	(11 590)	(7 191)	21 884		

Companies indirectly subordinated not consolidated**

1	Przedsiebiorstwo Rolne Agro - Azoty II Wloclawek Sp. z o.o. Laka	Laka k.Koszalina	agriculture	subsidiary	not consolidated	26.04.1?

2	Hermann Eggert Mineraloelvertriebs GmbH	Elmshorn (Niemcy)	stake management	subsidiary	not consolidated	28.02.2(
3	RAF-BIT Sp. z o.o.	Jedlicze	information systems services	subsidiary	not consolidated	21.08.2(
4	Wecotect Trading & Consulting GmbH w likwidacji	Elmshorn (Niemcy)	advisory services, trade	subsidiary	not consolidated	28.02.2(
5	Zakladowa Straz Pozarna Sp. z o.o.	Trzebinia	fire fighting services	subsidiary	not consolidated	11.09.1
6	Sanatorium Uzdrowiskowe "Krystynka" Sp. z o.o.	Ciechocinek	preventing and curing, resting and recreation activity	subsidiary	not consolidated	23.01.2(
7	Przedsiebiorstwo Gazyfikacji Bezprzewodowej PEGEBE S.A.	Plock	trade and distribution of gas	subsidiary	not consolidated	13.07.2(
8	RAF-SLUZBA RATOWNICZA Sp. z o.o.	Jedlicze	fire fighting services	subsidiary	not consolidated	09.04.1
9	Petromont Sp. z o.o.	Niemce k.Lublina	trade and building services	subsidiary	not consolidated	16.02.2(
10	PetroUkraina Ltd Sp. z o.o.	Lwow (Ukraina)	introduction of new technologies, forms of retail and wholesale trade of petrochemical and other products	subsidiary	not consolidated	05.03.2(
11	NTVK (Nacionaline Turto Valdybos Korporacja) in liquidation	Wilno (Litwa)	trade	subsidiary	not consolidated	22.11.2(
12	Wspolne Ukrainsko-Polskie Przedsiebiorstwo w formie Sp. z o.o. PETRO-UKRAINA w likwidacji*****	Lwow (Ukraina)	entrepreneurial activities related with introduction of new technologies, forms of retail and wholesale trade of petrochemical and other products	subsidiary	not consolidated	10.08.2(
13	RAN-AKSES Sp. z o.o.	Szczecin	used oils collection	subsidiary	not consolidated	07.04.1
14	RAN-OIL Sp. z o.o.	Tarnow	used oils collection	subsidiary	not consolidated	29.01.1
15	RAN-PETROMEX Sp. z o.o. (in liquidation)	Opole	used oils collection	subsidiary	not consolidated	07.04.1
16	RAN-WATT Sp. z o.o. in liquidation	Torun	used oils collection	subsidiary	not consolidated	29.04.1

1	Przedsiebiorstwo Rolne Agro - Azoty II Wloclawek Sp. z o.o. Laka	Laka k.Koszalina	883	(376)	-	507	100,00%	100,00%
2	Hermann Eggert Mineraloelvertriebs GmbH	Elmshorn (Niemcy)	372	-	-	372	100,00%	100,00%
3	RAF-BIT Sp. z o.o.	Jedlicze	200	(72)	(66)	128	100,00%	100,00%
4	Wecotect Trading & Consulting GmbH w likwidacji	Elmshorn (Niemcy)	859	-	-	859	100,00%	100,00%
5	Zakladowa Straz Pozarna Sp. z o.o.	Trzebinia	2 134	(655)	(655)	1 479	99,97%	99,97%
6	Sanatorium Uzdrowiskowe "Krystynka" Sp. z o.o.	Ciechocinek	1 423	-	-	1 423	98,17%	98,17%
7	Przedsiebiorstwo Gazyfikacji Bezprzewodowej PEGEBE S.A.	Plock	917	-	-	917	95,00%	95,00%
8	RAF-SLUZBA RATOWNICZA Sp. z o.o.	Jedlicze	141	(16)	-	125	88,19%	88,19%
9	Petromont Sp. z o.o.	Niemce k.Lublina	335	-	-	335	85,00%	85,00%
10	PetroUkraina Ltd Sp. z o.o.	Lwow (Ukraina)	33	(33)	-	-	80,00%	80,00%
11	NTVK (Nacionaline Turto Valdybos Korporacja) in liquidation	Wilno (Litwa)	275	(275)	-	-	76,00%	76,00%
12	Wspolne Ukrainsko-Polskie Przedsiebiorstwo w formie Sp. z o.o. PETRO-UKRAINA w likwidacji*****	Lwow (Ukraina)	175	(175)	-	-	62,00%	62,00%
13	RAN-AKSES Sp. z o.o.	Szczecin	105	(44)	(19)	61	60,69%	60,69%
14	RAN-OIL Sp. z o.o.	Tarnow	169	(14)	(14)	155	51,00%	51,00%
15	RAN-PETROMEX Sp. z o.o. (in liquidation)	Opole	25	(25)	-	-	51,00%	51,00%
16	RAN-WATT Sp. z o.o. in liquidation	Torun	26	(26)	-	-	51,00%	51,00%
Total companies indirectly subordinated not consolidated			8 072	(1 711)	(754)	6 361		

Directly joint venture companies consolidated

1	BASELL ORLEN POLYOLEFINS Sp. z o.o.	Plock	production, distribution and sales of polyolefins	joint venture	equity method	19.12.2(

1	BASELL ORLEN POLYOLEFINS Sp. z o.o.	Plock	453 699	-	-	411 367	50,00%	50,00%	

Total directly joint venture companies consolidated (the book value of the companies is constituted by percentage share in equity as at 30.06.2004)	-	-	411 367

Indirectly joint venture companies consolidated**

1	UAB Ship Service Klaipeda Sp. z o.o.	Klaipeda, Lithuania	trade	joint venture	equity method	23.04.2

1	UAB Ship Service Klaipeda Sp. z o.o.	Klaipeda, Lithuania	24	(24)	-	-	50,00%	50,00%	-
	Total indirectly joint venture companies consolidated		24	(24)	-	-			

Direct associates consolidated

1	Naftoport Sp. z o.o.	Gdansk	construction and utilising of liquid fuels reloading terminals	associate	equity method	17.07.1
2	Flexpol Sp. z o.o.	Plock	foil production	associate	equity method	03.01.2
3	Chemiepetrol GmbH	Hamburg	trade and intermediary activities regarding chemical and similar goods	associate	equity method	28.04.1

1	Naftoport Sp. z o.o.	Gdansk	35 319	-	-	48 795	48,71%	48,71%	-
2	Flexpol Sp. z o.o.	Plock	4 800	-	-	6 522	40,00%	40,00%	-
3	Chemiepetrol GmbH	Hamburg	397	-	-	656	20,00%	20,00%	-

Total direct associates consolidated (the book value of the companies is constituted by percentage share in equity as at 30.06.2004)	-	-	55 97

Indirect associates consolidated**

1	P.U.T. WIRCOM Sp. z o.o.	Wloclawek	repairs of electric-spinning machines	associate	equity method	13.04.1
2	Z.U.P. EKO-DROG Sp. z o.o.	Wloclawek	cultivation of land, roads and green areas	associate	equity method	03.03.1
3	P.W. EURO-TRANSCHEM Sp. z o.o.	Wloclawek	transport and sales of fuels	associate	equity method	26.02.1
4	P.H.U.P. TRANSCHEM Sp. z o.o.	Wloclawek	railroad transport and repairs	associate	equity method	26.02.1
5	APEX-ELZAR Sp. z o.o.	Wloclawek	maintenance of measuring and controlling equipment	associate	equity method	31.08.1
6	S.P.P. PROFMED Sp. z o.o.	Wloclawek	medical services	associate	equity method	19.12.1
7	P.P.H.U. ARBUD Sp. z o.o.	Wloclawek	building, construction and repairs services	associate	equity method	26.02.1
8	Petro-Oil SEEWAX Sp. z o.o.	Sulejowek k.Warszawy	trade and services in oil industry	associate	equity method	18.08.1
9	Petro-Oil Lodzkie Centrum Sprzedazy Sp. z o.o.	Lodz	production, sale, services	associate	equity method	17.12.2
10	Petro-Oil Malopolskie Centrum Sprzedazy Sp. z o.o.	Szczucin	production and trade of petrochemical products	associate	equity method	30.10.2
11	Petro-Oil Podlaskie Centrum Sprzedazy Sp. z o.o.	Bialystok	trade and services in oil industry	associate	equity method	26.10.2
12	Petro-Oil Zachodniopomorskie Centrum Sprzedazy Sp. z o.o.	Szczecin	production and trade of petrochemical products	associate	equity method	27.12.2
13	Petro-Oil Dolnoslaskie Centrum Sprzedazy Sp. z o.o.	Legnica	production, trade and services	associate	equity method	17.11.1
14	Petro-Oil Pomorskie Centrum Sprzedazy Sp. z o.o.	Gdansk	trade and services in oil industry	associate	equity method	02.10.2
15	Petro-Oil Slaskie Centrum Sprzedazy Sp. z o.o.	Olkusz	production, trade and services	associate	equity method	09.04.2
16	Petro-Oil Wielkopolskie Centrum Sprzedazy Sp. z o.o.	Suchy Las k.Poznania	production and trade of petrochemical products	associate	equity method	25.05.2

1	P.U.T. WIRCOM Sp. z o.o.	Wloclawek	150	-	-	1 951	49,02%	49,02%	
2	Z.U.P. EKO-DROG Sp. z o.o.	Wloclawek	30	-	-	680	48,78%	48,78%	
3	P.W. EURO-TRANSCHEM Sp. z o.o.	Wloclawek	12	-	-	1 081	47,95%	47,95%	
4	P.H.U.P. TRANSCHEM Sp. z o.o.	Wloclawek	110	-	-	3 188	47,39%	47,39%	
5	APEX-ELZAR Sp. z o.o.	Wloclawek	138	-	-	1 427	46,96%	46,96%	
6	S.P.P. PROFMED Sp. z o.o.	Wloclawek	7	-	-	253	45,86%	45,86%	
7	P.P.H.U. ARBUD Sp. z o.o.	Wloclawek	4	-	-	1 084	45,26%	45,26%	
8	Petro-Oil SEEWAX Sp. z o.o.	Sulejowek k.Warszawy	190	-	-	21	25,00%	25,00%	majority in Supervisory Boar
9	Petro-Oil Lodzkie Centrum Sprzedazy Sp. z o.o.	Lodz	51	-	-	-	25,00%	25,00%	majority in Supervisory Boar
10	Petro-Oil Malopolskie Centrum Sprzedazy Sp. z o.o.	Szczucin	1 425	-	-	1 290	24,00%	24,00%	majority in Supervisory Boar
11	Petro-Oil Podlaskie Centrum Sprzedazy Sp. z o.o.	Bialystok	168	-	-	273	24,00%	24,00%	majority in Supervisory Boar
12	Petro-Oil Zachodniopomorskie Centrum Sprzedazy Sp. z o.o.	Szczecin	168	-	-	-	24,00%	24,00%	majority in Supervisory Boar
13	Petro-Oil Dolnoslaskie Centrum Sprzedazy Sp. z o.o.	Legnica	132	-	-	202	24,00%	24,00%	majority in Supervisory Boar
14	Petro-Oil Pomorskie Centrum Sprzedazy Sp. z o.o.	Gdansk	108	-	-	33	24,00%	24,00%	majority in Supervisory Boar
15	Petro-Oil Slaskie Centrum Sprzedazy Sp. z o.o.	Olkusz	194	-	-	-	24,00%	24,00%	majority in Supervisory Boar
16	Petro-Oil Wielkopolskie Centrum Sprzedazy Sp. z o.o.	Suchy Las k.Poznania	33	-	-	252	22,00%	22,00%	majority in Supervisory Boar
	Total indirect associates consolidated (the book value of the companies is constituted by percentage share in equity as at 30.06.2004)		2 920	-	-	11 735			

Direct associates not consolidated

1	Motell Sp. z o.o.	Morawica	catering and hotel services	associate	not consolidated	26.03.1
2	POILEN Sp. z o.o.	Krakow	technological and construction designing services, delivery and assembling of heating and mechanical facilities	associate	not consolidated	09.06.2

1	Motell Sp. z o.o.	Morawica	700	-	-	153	35,00%	35,00%	-
2	POILEN Sp. z o.o.	Krakow	97	-	-	12	24,99%	24,99%	-
Total direct associates not consolidated			797	-	-	165			

Indirect associates not consolidated**

1	Petro-Oil CZ s.r.o.	Brno Prikop (Czech Republic)	production, trade and services in oil industry	associate	not consolidated	18.12.2

1	Petro-Oil CZ s.r.o.	Brno Prikop (Czech Republic)	54	(39)	-	15	49,00%	49,00%	maj Super Bo
Total indirect associates not consolidated			54	(39)	-	15			
Total subordinated and associated companies from the PKN ORLEN Capital Group			42 397	(13 340)	(7 945)	28 425			

1) date of purchase of shares in German subsidiaries, before capital increase, which took place on 28 February 2003

2) equivalent of EUR 120,056 thousand
3) foreign exchange gains from valuation at balance sheet date

* PKN ORLEN S.A. - 9.00%, Rafineria Trzebinia S.A. - 75.58%, Rafineria Nafty Jedlicze S.A. - 7.71%

** Subsidiaries, associates and joint ventures of the companies: Rafineria Trzebinia S.A., Rafineria Nafty Jedlicze S.A., ORLEN PetroProfit Sp. z o.o., ORLEN Oil Sp. z o.o., ORLEN PetroTank Sp. z o.o., Anwil S.A., ORLEN Medica Sp z o.o., ORLEN Gaz Sp. z o.o., Ship Service S.A.

*** ORLEN Oil Sp. z o.o. - 24.00%, ORLEN PetroProfit Sp. z o.o. - 76.00%

**** Rafineria Nafty Jedlicze S.A. - 81.00%, Rafineria Trzebinia S.A. - 8.00%

***** ORLEN PetroProfit Sp. z o.o. - 31.00%, ORLEN PetroTank Sp. z o.o. - 31.00%

Note 5F

STAKES OR SHARES IN SUBSIDIARIES AND ASSOCIATES

	a	m				n
No.	Name of entity	equity, including	share capital	unpaid share capital (negative value)	reserve capital	other items of equity, including
						Entity's payables and provisions includir
1	ORLEN Deutschland AG	532 580	283 020	-	283 256	(33 696)
2	ORLEN Gaz Sp. z o.o.	55 878	24 823	-	33 269	(2 214)
3	ORLEN PetroCentrum Sp. z o.o.	40 533	21 000	-	19 859	(326)
4	ORLEN Medica Sp. z o.o.	14 108	13 273	-	651	184
5	ORLEN Budonaft Sp. z o.o.	1 271	3 795	-	2 689	(5 213)
6	ORLEN Powiernik Sp. z o.o.	2 454	25	-	70	2 359
7	ORLEN Morena Sp. z o.o.	11 771	10 500	-	1 457	(186)
8	ORLEN PetroProfit Sp. z o.o.	28 176	11 500	-	17 737	(1 061)
9	ORLEN KolTrans Sp. z o.o.	42 393	40 859	-	-	1 534
10	ORLEN Transport Szczecin Sp. z o.o.	3 737	3 424	-	496	(183)
11	ORLEN Transport Lublin Sp. z o.o.	18 627	16 174	-	3 345	(892)
12	ORLEN Transport Krakow Sp. z o.o.	9 875	12 465	-	-	(2 590)

13	ORLEN Transport Plock Sp. z o.o.	29 300	26 420	-	2 041	839
14	ORLEN Transport Slupsk Sp. z o.o.	11 981	8 644	-	3 325	12
15	ORLEN Transport Nowa Sol Sp. z o.o.	17 832	10 091	-	7 528	213
16	Zaklad Budowy Aparatury S.A.	17 906	18 000	-	3 022	(3 116)
17	Orlen Laboratorium Sp. z o.o.	7 614	9 915	-	-	(2 301)
18	ORLEN Transport Olsztyn Sp. z o.o.	9 858	8 463	-	1 484	(89)
19	ORLEN Oil Sp. z o.o.	70 572	43 558	-	20 830	6 184
20	ORLEN PetroTank Sp. z o.o.	47 666	11 750	-	38 708	(2 792)
21	ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	5 905	5 390	-	627	(112)
22	Petrotel Sp. z o.o.	29 839	8 200	-	18 906	2 733
23	ORLEN Asfalt Sp. z o.o. (formerly BITREX Sp. z o.o.)	86 450	60 635	-	22 976	2 839
24	Rafineria Trzebinia S.A.	336 318	43 042	-	259 493	33 783
25	Anwil S.A.	939 329	150 000	-	399 366	389 963
26	Rafineria Nafty Jedlicze S.A.	131 429	78 000	-	79 189	(25 760)
27	Inowroclawskie Kopalnie Soli "SOLINO" S.A.	81 780	19 146	-	42 424	20 210
28	SHIP - SERVICE S.A.	27 855	3 943	-	21 926	1 986
29	ORLEN Automatyka Sp. z o.o.	7 705	2 400	-	4 418	887
30	ORLEN PetroZachod Sp. z o.o.	22 557	17 749	-	6 371	(1 563)
31	Petrolot Sp. z o.o.	52 212	20 039	-	30 122	2 051
32	ORLEN Projekt S.A.	12 491	1 500	-	11 676	(685)
33	ORLEN Wir Sp. z o.o.	3 829	1 600	-	2 000	229
Total subordinated companies directly consolidated		2 711 831	989 343	-	1 339 261	383 22

o

Entity's receivables including:

No.	Name of entity	undistributed profits/not covered losses from previous years	net profit/loss		long term payables	short term payables	
1	ORLEN Deutschland AG	4 625	(18 115)	1 035 576	112 328	856 778	308 21
2	ORLEN Gaz Sp. z o.o.	(2 192)	(22)	53 468	966	51 833	42 01
3	ORLEN PetroCentrum Sp. z o.o.	-	(326)	91 090	77	88 776	91 07
4	ORLEN Medica Sp. z o.o.	-	184	1 956	-	1 484	1 63
5	ORLEN Budonaft Sp. z o.o.	(5 962)	(479)	12 571	-	12 002	4 28
6	ORLEN Powiernik Sp. z o.o.	-	2 359	7	-	7	
7	ORLEN Morena Sp. z o.o.	-	(186)	14 413	-	14 368	17 99
8	ORLEN PetroProfit Sp. z o.o.	-	(1 061)	46 636	3 798	42 677	27 15
9	ORLEN KolTrans Sp. z o.o.	3	704	6 426	904	4 365	5 76

10	ORLEN Transport Szczecin Sp. z o.o.	-	(183)	967	-	857	62
11	ORLEN Transport Lublin Sp. z o.o.	-	(892)	1 759	-	1 070	1 55
12	ORLEN Transport Krakow Sp. z o.o.	(2 138)	(452)	12 404	7 264	4 750	2 97
13	ORLEN Transport Plock Sp. z o.o.	-	199	18 693	8 500	7 060	7 56
14	ORLEN Transport Slupsk Sp. z o.o.	-	12	2 654	693	1 778	2 52
15	ORLEN Transport Nowa Sol Sp. z o.o.	-	213	6 781	909	4 112	2 64
16	Zaklad Budowy Aparatury S.A.	(2 003)	(1 113)	8 171	-	5 100	5 22
17	Orlen Laboratorium Sp. z o.o.	(3 515)	1 215	16 405	-	5 089	4 53
18	ORLEN Transport Olsztyn Sp. z o.o.	-	(89)	1 774	-	1 550	2 10
19	ORLEN Oil Sp. z o.o.	240	5 931	106 065	-	98 253	121 44
20	ORLEN PetroTank Sp. z o.o.	-	(2 792)	141 383	19 351	113 962	96 65
21	ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	-	(112)	4 963	1 615	3 211	1 66
22	Petrotel Sp. z o.o.	-	2 733	17 136	7 100	7 881	4 79
23	ORLEN Asfalt Sp. z o.o. (formerly BITREX Sp. z o.o.)	-	3 080	118 931	1 112	114 989	70 62
24	Rafineria Trzebinia S.A.	-	33 783	162 430	-	154 157	91 82
25	Anwil S.A.	-	81 229	256 434	22 718	201 159	225 42
26	Rafineria Nafty Jedlicze S.A.	(26 541)	781	188 041	78 195	98 631	51 47
27	Inowroclawskie Kopalnie Soli "SOLINO" S.A.	-	5 735	165 224	125 869	23 672	8 63
28	SHIP - SERVICE S.A.	(573)	559	42 390	1 250	39 142	32 92
29	ORLEN Automatyka Sp. z o.o.	-	887	6 752	-	2 783	2 46
30	ORLEN PetroZachod Sp. z o.o.	(1 815)	252	77 182	1 284	75 776	57 47
31	Petrolot Sp. z o.o.	-	2 051	97 958	15 888	76 899	67 83
32	ORLEN Projekt S.A.	(840)	155	4 449	-	1 658	5 17
33	ORLEN Wir Sp. z o.o.	-	229	2 534	-	1 361	1 62
Total subordinated companies directly consolidated		(40 711)	116 469	2 723 623	409 821	2 117 190	1 367 94
				p entity's total assets		r sales	s unpaid share capital

c e ar sh in pr rec and fc last

No.	Name of entity	long term receivables	short-term receivables				
1	ORLEN Deutschland AG	-	308 216	1 640 488	4 173 093	-	
2	ORLEN Gaz Sp. z o.o.	-	42 016	109 345	196 874	-	
3	ORLEN PetroCentrum Sp. z o.o.	-	91 074	131 624	558 517	-	8
4	ORLEN Medica Sp. z o.o.	-	1 637	16 064	7 697	-	
5	ORLEN Budonaft Sp. z o.o.	-	4 282	13 842	11 693	-	
6	ORLEN Powiernik Sp. z o.o.	-	2	2 461	30	-	4
7	ORLEN Morena Sp. z o.o.	-	17 991	26 183	110 670	-	9
8	ORLEN PetroProfit Sp. z o.o.	694	26 458	74 812	183 969	-	7
9	ORLEN KolTrans Sp. z o.o.	-	5 766	48 819	13 540	-	1 2
10	ORLEN Transport Szczecin Sp. z o.o.	-	627	4 704	2 211	-	
11	ORLEN Transport Lublin Sp. z o.o.	-	1 556	20 386	5 854	-	
12	ORLEN Transport Krakow Sp. z o.o.	-	2 977	22 279	13 558	-	
13	ORLEN Transport Plock Sp. z o.o.	-	7 564	47 992	35 803	-	
14	ORLEN Transport Slupsk Sp. z o.o.	-	2 522	14 635	10 255	-	
15	ORLEN Transport Nowa Sol Sp. z o.o.	-	2 643	24 613	9 437	-	2
16	Zaklad Budowy Aparatury S.A.	2 493	2 732	26 078	7 236	-	
17	Orlen Laboratorium Sp. z o.o.	323	4 216	24 020	19 417	-	
18	ORLEN Transport Olsztyn Sp. z o.o.	-	2 104	11 632	8 060	-	
19	ORLEN Oil Sp. z o.o.	-	121 442	176 637	248 036	-	
20	ORLEN PetroTank Sp. z o.o.	-	96 654	189 049	472 165	-	
21	ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	-	1 665	10 869	11 095	-	
22	Petrotel Sp. z o.o.	-	4 796	46 976	15 807	-	8
23	ORLEN Asfalt Sp. z o.o. (formerly BITREX Sp. z o.o.)	-	70 624	205 382	147 363	-	
24	Rafineria Trzebinia S.A.	-	91 822	498 748	599 622	-	
25	Anwil S.A.	4 778	220 643	1 195 763	778 541	-	
26	Rafineria Nafty Jedlicze S.A.	-	51 477	319 470	273 924	-	
27	Inowroclawskie Kopalnie Soli "SOLINO" S.A.	-	8 639	247 004	55 400	-	
28	SHIP - SERVICE S.A.	-	32 929	70 245	93 885	-	
29	ORLEN Automatyka Sp. z o.o.	-	2 467	14 457	10 967	-	2
30	ORLEN PetroZachod Sp. z o.o.	-	57 479	99 739	251 589	-	
31	Petrolot Sp. z o.o.	-	67 833	150 170	238 548	-	1 0
32	ORLEN Projekt S.A.	-	5 174	16 940	8 431	-	
33	ORLEN Wir Sp. z o.o.	-	1 627	6 364	3 249	-	
	Total subordinated companies directly consolidated	8 288	1 359 654	5 507 790	8 576 536	-	6 4
	Subordinated companies indirectly consolidated						

1	Energomedia Sp. z o.o.	27 634	27 178	-	107	349	(148)	497	7 07
2	Bor-Farm Sp. z o.o.	4 305	8 253	-	215	(4 163)	(3 964)	(199)	3 83
3	Petro-Oil Lubelskie Centrum Sprzedazy Sp. z o.o.	3 303	1 900	-	1 030	373	-	373	9 29
4	RAF-LAB Sp. z o.o.	2 663	2 500	-	176	(13)	-	(13)	52
5	NaftoWax Sp. z o.o.	2 373	50	-	2 276	47	-	47	42 19
6	RAF-KOLTRANS Sp. z o.o.	595	1 850	-	-	(1 255)	(1 256)	1	54
7	EuroNaft Trzebinia Sp. z o.o. (formerly NaftoTransRem Sp. z o.o.)	14 622	12 560	-	1 808	254	-	254	5 70
8	Przedsiebiorstwo Inwestycyjno-Remontowe RemWil Sp. z o.o.	8 284	3 000	-	4 199	1 085	-	1 085	18 20
9	RAF-ENERGIA Sp. z o.o.	1 128	1 500	-	-	(372)	(802)	430	3 89
10	Przedsiebiorstwo Produkcyjno-Handlowo-Uslugowe Pro-Lab Sp. z o.o.	1 178	305	-	-	873	-	539	5 23
11	RAF-TRANS Sp. z o.o.	618	2 000	-	-	(1 382)	(1 376)	(6)	53
12	EkoNaft Sp. z o.o.	2 652	50	-	1 463	1 139	-	1 139	2 07
13	ORLEN Transport Poznan Sp. z o.o.	13 324	11 273	-	2 247	(196)	-	(603)	2 80
14	RAF-REMAT Sp. z o.o.	1 736	1 756	-	319	(339)	(370)	31	1 44
15	ORLEN Transport Warszawa Sp. z o.o.	7 878	6 291	-	1 544	43	-	31	1 62
16	RAF-EKOLOGIA Sp. z o.o.	(409)	686	-	-	(1 095)	(1 413)	318	1 88
17	Konsorcjum Olejow Przepracowanych - Organizacja Odzysku S.A.	2 057	1 000	-	1 004	53	-	53	2 30
18	P.U.S. i P. CHEMEKO Sp. z o.o.	2 825	18	-	2 636	171	-	171	71
19	ORLEN Petrogaz Wroclaw Sp. z o.o.	3 645	3 100	-	720	(175)	(108)	(67)	5 78
20	Petrooktan Sp. z o.o.	1 242	781	-	516	(55)	-	(55)	60
	Total subordinated companies indirectly consolidated	101 653	86 051	-	20 260	(4 658)	(9 437)	4 026	116 29

Subordinated companies indirectly consolidated

1	Energomedia Sp. z o.o.	-	4 879	5 346	-	5 346	34 708	21 121	-
2	Bor-Farm Sp. z o.o.	741	3 094	-	-	-	8 140	16	-
3	Petro-Oil Lubelskie Centrum Sprzedazy Sp. z o.o.	-	9 140	5 682	-	5 682	12 600	22 404	-
4	RAF-LAB Sp. z o.o.	-	306	1 524	-	1 524	3 183	1 617	-
5	NaftoWax Sp. z o.o.	109	41 666	9 583	-	9 583	44 567	33 089	-
6	RAF-KOLTRANS Sp. z o.o.	-	311	1 018	-	1 018	1 141	1 360	-
7	EuroNaft Trzebinia Sp. z o.o. (formerly NaftoTransRem Sp. z o.o.)	45	4 331	2 238	5	2 233	20 326	20 633	-

8	Przedsiebiorstwo Inwestycyjno-Remontowe RemWil Sp. z o.o.	-	15 968	20 414	-	20 414	26 492	34 402	-
9	RAF-ENERGIA Sp. z o.o.	-	2 505	4 350	-	4 350	5 021	13 235	-
10	Przedsiebiorstwo Produkcyjno-Handlowo-Uslugowe Pro-Lab Sp. z o.o.	1 054	4 045	2 519	-	2 519	6 414	10 120	-
11	RAF-TRANS Sp. z o.o.	-	408	621	-	621	1 153	2 234	-
12	EkoNaft Sp. z o.o.	-	1 473	3 029	-	3 029	4 729	6 718	-
13	ORLEN Transport Poznan Sp. z o.o.	-	1 663	1 569	-	1 569	16 133	7 231	-
14	RAF-REMAT Sp. z o.o.	-	707	2 291	-	2 291	3 181	3 537	-
15	ORLEN Transport Warszawa Sp. z o.o.	-	1 208	1 451	-	1 451	9 501	8 878	-
16	RAF-EKOLOGIA Sp. z o.o.	-	1 595	1 333	-	1 333	1 472	3 172	-
17	Konsorcjum Olejow Przepracowanych - Organizacja Odzysku S.A.	-	2 122	2 947	-	2 947	4 366	9 725	-
18	P.U.S. i P. CHEMEKO Sp. z o.o.	-	654	1 666	-	1 666	3 535	3 216	-
19	ORLEN Petrogaz Wroclaw Sp. z o.o.	343	5 444	2 900	-	2 900	9 433	15 065	-
20	Petrooktan Sp. z o.o.	-	609	434	-	434	1 852	3 202	-
	Total subordinated companies indirectly consolidated	2 292	102 128	70 915	5	70 910	217 947	220 975	-
	Total subordinated companies indirectly consolidated	2 292	102 128	70 915	5	70 910	217 947	220 975	-
	Subordinated companies directly not consolidated								
1	SAMRELAKS Machocice Sp. z o.o.		4 753	6 725	-	-	(1 972)	(1 656)	(31
2	ZAWITAJ Swinoujscie Sp. z o.o.		2 796	4 110	-	-	(1 314)	(1 006)	(3(
3	Z.W. Mazowsze Sp. z o.o.		2 687	3 932	-	-	(1 245)	(1 219)	(2
4	Wisla Plock Sportowa S.A.		1 457	1 000	-	609	(152)	(360)	18
5	Centrum Komercjalizacji Technologii Sp. z o.o.(formerly CPN Marine Service Gdansk Sp. z o.o.)		852	1 000	-	16	(164)	(127)	(3
6	ORLEN Ochrona Sp. z o.o.		4 485	500	-	2 599	1 386	-	1 38
7	Zaklad Urzadzen Dystrybucyjnych Sp. z o.o.		8 539	6 536	-	1 499	504	-	50
8	Serwis Nowa Wies Wielka Sp. z o.o.		1 437	1 269	-	258	(90)	-	(9
9	D.W. Mazowsze Sp. z o.o.		831	1 649	-	3	(821)	(793)	(2
10	Serwis Mazowsze Sp. z o.o.		553	788	-	206	(441)	(82)	(35
11	B.H.T. Dromech S.A. Warszawa w upadlosci		in liquidation	-	-	-	-	-	
12	Centrum Edukacji Sp. z o.o.		996	654	-	19	323	(20)	34

13	ORLEN Petrogaz Nowa Brzeznica Sp. z o.o. w upadlosci	in liquidation	-	-	-	-	-	
14	Petromor Sp. z o.o.	2 209	2 580	-	-	(371)	(237)	(1:
	Total directly subordinated companies not consolidated	31 595	30 743	-	5 209	(4 357)	(5 500)	1 1]

1	SAMRELAKS Machocice Sp. z o.o.	190	-	188	87	-	87	4 943	762	-
2	ZAWITAJ Swinoujscie Sp. z o.o.	469	-	303	89	-	89	3 265	675	-
3	Z.W. Mazowsze Sp. z o.o.	535	23	488	221	-	221	3 222	1 064	-
4	Wisla Plock Sportowa S.A.	4 286	-	3 409	3 258	400	2 858	5 743	8 781	-
5	Centrum Komercjalizacji Technologii Sp. z o.o.(formerly CPN Marine Service Gdansk Sp. z o.o.)	100	-	100	182	-	182	952	158	-
6	ORLEN Ochrona Sp. z o.o.	7 858	1 064	6 017	4 898	-	4 898	12 343	18 331	-
7	Zaklad Urzadzen Dystrybucyjnych Sp. z o.o.	4 069	626	3 142	2 844	-	2 844	12 608	11 289	-
8	Serwis Nowa Wies Wielka Sp. z o.o.	595	-	429	490	5	485	2 032	1 532	-
9	D.W. Mazowsze Sp. z o.o.	615	39	516	22	-	22	1 446	491	-
10	Serwis Mazowsze Sp. z o.o.	1 549	41	1 390	818	-	818	2 102	3 064	-
11	B.H.T. Dromech S.A. Warszawa w upadlosci	-	-	-	-	-	-	-	-	-
12	Centrum Edukacji Sp. z o.o.	1 340	-	634	639	-	639	2 336	3 470	-
13	ORLEN Petrogaz Nowa Brzeznica Sp. z o.o. w upadlosci	-	-	-	-	-	-	-	-	-
14	Petromor Sp. z o.o.	18	-	18	31	-	31	2 227	35	-
	Total directly subordinated companies	21 624	1 793	16 634	13 579	405	13 174	53 219	49 652	-

not consolidated

Companie indirectly subordinated not consolidated

1	Przedsiebiorstwo Rolne Agro - Azoty II Wloclawek Sp. z o.o. Laka	343	883	-	-	(540)	(415)	(165)	1 12
2	Hermann Eggert Mineraloelvertriebs GmbH	408	3 251	-	-	(2 843)	(2 843)	-	
3	RAF-BIT Sp. z o.o.	208	200	-	5	3	-	3	11
4	Wecotect Trading & Consulting GmbH w likwidacji	in liquidation	-	-	-	-	-	-	
5	Zakladowa Straz Pozarna Sp. z o.o.	2 151	2 134	-	166	(149)	(208)	59	74
6	Sanatorium Uzdrowiskowe "Krystynka" Sp. z o.o.	2 556	2 295	-	145	116	-	116	22
7	Przedsiebiorstwo Gazyfikacji Bezprzewodowej PEGEBE S.A.	(233)	1 740	-	-	(1 973)	(2 055)	82	1 87
8	RAF-SŁUZBA RATOWNICZA Sp. z o.o.	159	160	-	6	(7)	(19)	12	34
9	Petromont Sp. z o.o.	626	400	-	256	(30)	-	(30)	2 80
10	PetroUkraina Ltd Sp. z o.o.	activity suspended							
11	NTVK (Nacionaline Turto Valdybos Korporacja - spolka akcyjna) w likwidacji	in liquidation							
12	Wspolne Ukrainsko-Polskie Przedsiebiorstwo w formie Sp. z o.o. PETRO-UKRAINA w likwidacji	in liquidation							
13	RAN-AKSES Sp. z o.o. w likwidacji	in liquidation							
14	RAN-OIL Sp. z o.o.	369	331	-	337	(299)	(298)	(1)	1
15	RAN-PETROMEX Sp. z o.o.	in liquidation							
16	RAN-WATT Sp. z o.o. w likwidacji	in liquidation							
	Total indirectly subordinated companies not consolidated	6 587	11 394	-	915	(5 722)	(5 838)	76	7 26

1	Przedsiebiorstwo Rolne Agro - Azoty II Wloclawek Sp. z o.o. Laka	77	1 047	47	-	47	1 470	701	-
2	Hermann Eggert Mineraloelvertriebs GmbH	-	-	397	-	397	397	-	-
3	RAF-BIT Sp. z o.o.	-	103	223	-	223	327	590	-
4	Wecotect Trading & Consulting GmbH w likwidacji	-	-	-	-	-	-	-	-
5	Zakladowa Straz Pozarna Sp. z o.o.	-	397	550	-	550	2 899	2 276	-
6	Sanatorium Uzdrowiskowe "Krystynka" Sp. z o.o.	-	187	90	-	90	2 776	1 137	-
7	Przedsiebiorstwo Gazyfikacji Bezprzewodowej PEGEBE S.A.	-	1 365	119	-	119	1 645	1 937	-
8	RAF-SŁUZBA RATOWNICZA Sp. z o.o.	-	326	352	-	352	504	1 316	-
9	Petromont Sp. z o.o.	1 162	1 647	1 498	-	1 498	3 436	10 830	-
10	PetroUkraina Ltd Sp. z o.o.								
11	NTVK (Nacionaline Turto Valdybos Korporacja - spolka akcyjna) w likwidacji								
12	Wspolne Ukrainsko-Polskie Przedsiebiorstwo w formie Sp. z o.o. PETRO-UKRAINA w likwidacji								
13	RAN-AKSES Sp. z o.o. w likwidacji								
14	RAN-OIL Sp. z o.o.	-	16	175	-	175	385	1 359	-
15	RAN-PETROMEX Sp. z o.o.								
16	RAN-WATT Sp. z o.o. w likwidacji								
	Total indirectly subordinated companies not consolidated	1 239	5 088	3 451	-	3 451	13 839	20 146	-
	Directly joint venture companies consolidated								
1	BASELL ORLEN POLYOLEFINS Sp. z o.o.	981 166	907 398	-	1	73 767	45 592	35 730	697 6
	Total directly joint venture companies consolidated	981 166	907 398	-	1	73 767	45 592	35 730	697 6
1	BASELL ORLEN POLYOLEFINS Sp. z o.o.	10 072	638 968	151 991	-	151 991	1 678 860	480 133	-
	Total directly joint	10 072	638 968	151 991	-	151 991	1 678 860	480 133	-

	venture companies consolidated									
	Indirectly joint venture companies consolidated									
1	UAB Ship Service Klaipeda Sp. z o.o.		(3 538)	63	-	-	(3 601)	(2 624)	(977)	3 [illegible]
	Total indirectly joint venture companies consolidated		(3 538)	63	-	-	(3 601)	(2 624)	(977)	3 [illegible]
1	UAB Ship Service Klaipeda Sp. z o.o.	-	3 775	76	-	76	237	1 552	-	-
	Total indirectly joint venture companies consolidated	-	3 775	76	-	76	237	1 552	-	-
	Direct associates consolidated									
1	Naftoport Sp. z o.o.		100 175	45 942	-	8 187	46 046	-	16 588	4 [illegible]
2	Flexpol Sp. z o.o.		16 304	12 000	-	3 014	1 290	-	1 290	17 [illegible]
3	Chemiepetrol GmbH		3 280	232	-	-	3 048	3 388	(354)	2 [illegible]
	Total direct associates consolidated		119 759	58 174	-	11 201	50 384	3 388	17 524	25 [illegible]
1	Naftoport Sp. z o.o.	-	3 608	4 453	-	4 453	105 001	39 869	-	11 [illegible]
2	Flexpol Sp. z o.o.	-	16 887	19 382	-	19 382	34 183	42 545	-	1 [illegible]
3	Chemiepetrol GmbH	-	2 253	2 325	-	2 325	5 921	15 961	-	
	Total direct associates consolidated	-	22 748	26 160	-	26 160	145 105	98 375	-	12 [illegible]
	Indirect associates consolidated									
1	P.U.T. WIRCOM Sp. z o.o.		3 978	305	-	3 416	257	-	257	4 74[illegible]
2	Z.U.P. EKO-DROG Sp. z o.o.		1 394	62	-	1 040	292	-	98	54[illegible]
3	P.W. EURO-TRANSCHEM Sp. z o.o.		2 253	24	-	292	1 937	-	602	1 88[illegible]
4	P.H.U.P. TRANSCHEM Sp. z o.o.		6 727	232	-	202	6 293	-	207	2 55[illegible]
5	APEX-ELZAR Sp. z o.o.		3 037	294	-	1 967	776	-	215	2 08[illegible]
6	S.P.P. PROFMED Sp. z o.o.		551	16	-	471	64	-	64	33[illegible]
7	P.P.H.U. ARBUD Sp. z o.o.		2 395	10	-	48	2 337	-	(123)	1 94[illegible]
8	Petro-Oil SEEWAX Sp. z o.o.		567	760	-	40	(233)	(278)	45	6 37[illegible]
9	Petro-Oil Lodzkie Centrum Sprzedazy Sp. z o.o.		238	200	-	119	(81)	(105)	24	4 05[illegible]

10	Petro-Oil Malopolskie Centrum Sprzedazy Sp. z o.o.	6 194	6 000	-	340	(146)	-	(146)	18 68
11	Petro-Oil Podlaskie Centrum Sprzedazy Sp. z o.o.	1 419	700	-	711	8	-	8	4 32
12	Petro-Oil Zachodniopomorskie Centrum Sprzedazy Sp. z o.o.	149	700	-	-	(551)	(500)	(51)	3 71
13	Petro-Oil Dolnoslaskie Centrum Sprzedazy Sp. z o.o.	1 479	550	-	602	327	-	327	6 12
14	Petro-Oil Pomorskie Centrum Sprzedazy Sp. z o.o.	428	450	-	-	(22)	3	(24)	5 02
15	Petro-Oil Slaskie Centrum Sprzedazy Sp. z o.o.	317	800	-	-	(483)	(490)	7	9 78
16	Petro-Oil Wielkopolskie Centrum Sprzedazy Sp. z o.o.	1 942	148	-	1 576	218	3	214	18 15
	Total indirect associates consolidated	33 068	11 251	-	10 824	10 993	(1 367)	1 724	90 33

1	P.U.T. WIRCOM Sp. z o.o.	-	4 653	6 464	-	6 464	8 724	10 646	-
2	Z.U.P. EKO-DROG Sp. z o.o.	-	508	871	-	871	1 934	2 013	-
3	P.W. EURO-TRANSCHEM Sp. z o.o.	-	1 841	2 612	-	2 612	4 140	10 949	-
4	P.H.U.P. TRANSCHEM Sp. z o.o.	-	2 474	2 740	-	2 740	9 279	7 567	-
5	APEX-ELZAR Sp. z o.o.	-	1 976	3 557	-	3 557	5 121	5 356	-
6	S.P.P. PROFMED Sp. z o.o.	-	269	457	-	457	885	1 851	-
7	P.P.H.U. ARBUD Sp. z o.o.	-	1 883	2 545	-	2 545	4 341	4 384	-
8	Petro-Oil SEEWAX Sp. z o.o.	-	6 305	2 855	-	2 855	6 944	11 861	-
9	Petro-Oil Lodzkie Centrum Sprzedazy Sp. z o.o.	-	4 039	2 369	-	2 369	4 173	7 126	-
10	Petro-Oil Malopolskie Centrum Sprzedazy Sp. z o.o.	-	18 609	11 644	-	11 644	24 879	38 320	-
11	Petro-Oil Podlaskie Centrum Sprzedazy Sp. z o.o.	-	4 325	3 296	-	3 296	5 744	8 049	-
12	Petro-Oil Zachodniopomorskie Centrum Sprzedazy Sp. z o.o.	41	3 655	2 467	-	2 467	3 865	7 585	-
13	Petro-Oil Dolnoslaskie Centrum Sprzedazy Sp. z o.o.	-	6 095	3 450	-	3 450	7 602	13 371	-
14	Petro-Oil Pomorskie Centrum Sprzedazy Sp. z o.o.	-	5 009	2 903	-	2 903	5 450	11 871	-
15	Petro-Oil Slaskie Centrum Sprzedazy Sp. z o.o.	-	9 781	7 205	-	7 205	10 103	19 819	-
16	Petro-Oil Wielkopolskie Centrum Sprzedazy Sp. z o.o.	-	17 853	11 407	-	11 407	20 094	41 932	-
	Total indirect associates	41	89 275	66 842	-	66 842	123 278	202 700	-

consolidated

Direct associates not consolidated

1	Motell Sp. z o.o.	438	2 000	-	-	(1 562)	(1 450)	(112)	797	
2	POILEN Sp. z o.o.	48	3 086	-	1 975	(5 013)	(4 601)	(132)	31	
	Total direct associates not consolidated	486	5 086	-	1 975	(6 575)	(6 051)	(244)	828	
1	Motell Sp. z o.o.	-	797	352	-	352	1 235	3 183	-	-
2	POILEN Sp. z o.o.	-	31	17	-	17	79	-	-	-
	Total direct associates not consolidated	-	828	369	-	369	1 314	3 183	-	-

Indirect associates not consolidated

1	Petro-Oil CZ s.r.o.	30	143	-	-	(113)	(134)	21	925	
	Total indirect associates not consolidated	30	143	-	-	(113)	(134)	21	925	
1	Petro-Oil CZ s.r.o.	-	925	667	-	667	955	6 782	-	-
	Total indirect associates not consolidated	-	925	667	-	667	955	6 782	-	-

The above financial data of subordinated companies for the 6 month period ended 30 June 2004 were not subject to auditor's review or audit.

END

Regulatory Announcement

Go to market news section

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Interim Results_PAS (5c)
Released	13:44 30-Sep-04
Number	5394D

PKN ORLEN SA
SEC File
82-5036

RNS Number:5394D
Polski Koncern Naftowy Orlen S.A.
30 September 2004

Note 22D
LONG-TERM LOANS AND BORROWINGS

No.	Name with indication of legal form	Location	Amount of loan according to contract kPLN	currency in thousand	Amount of loan to be repaid Total kPLN	currency in thousand			
1	Bank Handlowy w Warszawie S.A.**	Warsaw	130 000	-	92 689	-	WIBOR+margin	31.12.2013	cession of rights to receivables from lease agreement
2	Bank Handlowy w Warszawie S.A.**	Warsaw	38 000	-	27 642	-	WIBOR+margin	15.12.2014	cession of rights to receivables from lease agreement
3	Bank Handlowy w Warszawie S.A.**	Warsaw	-	120 EUR	68	-	LIBOR+margin	31.12.2005	Guarantee I ORLEN S.A.
4	Bank	Warsaw	6 500	-	977	-	WIBOR+margin	01.03.2006	mortgage on

	Handlowy w Warszawie S.A.**	branch Poznan							real estate, cession of rights from insurance agreement
5	BPH PBK S.A. **	Warsaw branch Zielona Gora	2 000	-	909	-	WIBOR+margin	28.04.2006	caution mone
6	BPH PBK S.A. **	Krakow branch Busko Zdroj	12 472	4 805 CHF	1 675	564 CHF	LIBOR+margin	31.12.2006	own blank bi of exchange with the guarantee of PKN ORLEN S. (formerly Petrochemia Plock S.A.)
7	BPH PBK S.A. **	Krakow branch Busko Zdroj	31 395	12 096 CHF	9 619	3 239 CHF	LIBOR+margin	31.12.2006	own blank bi of exchange with the guarantee of PKN ORLEN S. (formerly Petrochemia Plock S.A.)
8	BPH PBK S.A. **	Krakow branch Busko Zdroj	15 000	-	6 403	-	WIBOR+margin	31.03.2006	own blank bi with declaration, authorisatic to current bank account
9	ING Bank OElaski S.A. **	Katowice	11 200	-	6 503	-	WIBOR+margin	31.12.2009	own blank bi with declaration, authorisatic to current bank account
10	ING Bank	Katowice	29 689	-	10 391	-	WIBOR+margin	14.12.2006	mortgage on

	OElaski S.A. **	branch Krosno							real estate (value of PI 30 m., with Hydrorafinat Complex), cession of property rights to movables, cession of rights from insurance agreement
11	Bank Pekao S.A.**	Jedlicze	30 000	-	28 022	-	WIBOR+margin	30.05.2007	register pledge on stock > PLN m, cession rights form insurance agreement, register pledge on FA with cessior of rights fc insurance agreement
12	Bank Gospodarki ywnosciowej S.A. **	Warsaw branch Plock	6 000	-	4 500	-	WIBOR+margin	30.06.2008	transfer of movables wit cession of rights
13	PKO BP S.A. **	Warsaw branch Plock	904	-	904	-	WIBOR+margin	30.04.2007	own blank bi
14	PKO BP S.A. **	Katowice branch Krosno	20 000	-	19 793	-	WIBOR+margin	29.12.2006	authorisatic to a current account, register pledge on TI line with cession of

									rights from insurance agreement; 3 own blank bills; register pledge on 8 tanks; mortgage caution up t the amount c PLN 39.7m.; cession of receivables; transfer of fixed assets
15	PKO BP S.A. **	Warsaw branch Plock	2 600	-	2 600	-	WIBOR+margin	30.06.2008	transfer of movables wit cession of rights from insurance agreement, transfer of receivables from service for selectec entities
16	BRE Bank S.A.	Warsaw branch Rzeszow	5 000	-	4 990	-	WIBOR+margin	30.12.2006	own blank bill; regist pledge on oi blending anc related line cession of rights from insurance agreement
17	Kredyt Bank S.A. **	Warsaw branch Lublin	4 200	-	3 796	-	WIBOR+margin	30.06.2006	transfer of stocks
18	LG PETRO	Warsaw	2 000	-	1 106	-	WIBOR+margin	10.09.2007	marine

	BANK S.A. **	branch Szczecin							mortgage wit cession of rights from insurance agreement, transfer of inventory wi cession of rights from insurance agreement; authorisatic to current bank account
19	Narodowy Fundusz Ochrony OErodowiska i Gospodarki Wodnej **	Warsaw	6 000	-	3 790	-	preferential rate	20.12.2010	bill of exchange wit notarial testimonial
20	Narodowy Fundusz Ochrony OErodowiska i Gospodarki Wodnej **	Warsaw	50 000	-	15 000	-	preferential rate	20.12.2006	guarantee of PKN ORLEN S.A., voluntary submission t infusement i a form of a notarial dee
21	Wojewodzki Fundusz ochrony OErodowiska i Gospodarki Wodnej **	Warsaw branch Torun	225	-	11	-	preferential rate	15.09.2005	bank guarant
22	syndicate - agent Bank Handlowy w Warszawie	Warsaw	103 712	94 640 PLN 2 200 EUR	18 928	-	WIBOR+margin	07.06.2006	mortgage

	S.A. **								
23	syndicate loan in two currencies - ING (agent)*	London	2 358 500	500 000 EUR	779 423	171 596 EUR	EURIBOR + margin	29.07.2008	voluntary submission t infusement
					817 084	218 063 USD	LIBOR+margin		
24	Hamburg Landesbank**	Hamburg	-	61 EUR	19	4 EUR	fixed rate	01.01.2006	mortgage
25	Hamburg Landesbank**	Hamburg	-	562 EUR	42	9 EUR	fixed rate	01.08.2005	cash
26	Hamburg Landesbank**	Hamburg	-	920 EUR	1 834	404 EUR	fixed rate	01.07.2008	cash
27	Hamburg Landesbank**	Hamburg	-	5 113 EUR	10 322	2 272 EUR	fixed rate	01.10.2008	mortgage
28	Hamburg Landesbank**	Hamburg	-	5 113 EUR	10 644	2 343 EUR	fixed rate	01.12.2008	cash
29	Hamburg Landesbank**	Hamburg	-	1 023 EUR	2 129	469 EUR	fixed rate	01.12.2008	cash
30	Hamburg Landesbank**	Hamburg	-	5 113 EUR	10 644	2 343 EUR	fixed rate	01.01.2009	mortgage
31	Hamburg Landesbank**	Hamburg	-	5 113 EUR	11 612	2 556 EUR	fixed rate	01.06.2009	cash
32	Hamburg Landesbank**	Hamburg	-	5 113 EUR	12 257	2 698 EUR	fixed rate	01.10.2009	cash
33	Hamburg Landesbank**	Hamburg	-	5 113 EUR	12 418	2 734 EUR	fixed rate	01.01.2010	cash
34	Commerzbank Hamburg**	Hamburg	-	1 023 EUR	2 338	515 EUR	fixed rate	01.07.2008	mortgage
35	Commerzbank Hamburg**	Hamburg	-	971 EUR	1 930	425 EUR	fixed rate	01.09.2008	mortgage

36	Commerzbank Hamburg**	Hamburg	-	522 EUR	1 225	270 EUR	fixed rate	01.10.2008	mortgage
37	Vereinsbank Hamburg**	Hamburg	-	1 094 EUR	2 552	562 EUR	fixed rate	01.07.2008	mortgage
38	Vereinsbank Hamburg**	Hamburg	-	1 278 EUR	1 625	358 EUR	fixed rate	01.07.2009	mortgage
39	Vereinsbank Hamburg**	Hamburg	-	818 EUR	1 908	420 EUR	fixed rate	01.09.2008	mortgage
40	Vereinsbank Hamburg**	Hamburg	-	5 113 EUR	12 740	2 805 EUR	fixed rate	01.12.2010	mortgage
41	Volksbank Elmshorn**	Elmshorn	-	409 EUR	248	55 EUR	fixed rate	01.10.2006	mortgage
42	Volksbank Elmshorn**	Elmshorn	-	716 EUR	1 129	249 EUR	fixed rate	01.06.2007	mortgage
43	Volksbank Elmshorn**	Elmshorn	-	511 EUR	839	185 EUR	fixed rate	01.08.2007	mortgage
44	Volksbank Elmshorn**	Elmshorn	-	920 EUR	1 451	320 EUR	fixed rate	01.06.2007	mortgage
45	Volksbank Elmshorn**	Elmshorn	-	307 EUR	335	74 EUR	fixed rate	01.10.2007	mortgage
46	Volksbank Elmshorn**	Elmshorn	-	256 EUR	459	101 EUR	fixed rate	01.03.2008	mortgage
47	Sparkasse Elmshorn**	Elmshorn	-	920 EUR	523	115 EUR	fixed rate	01.06.2006	mortgage
48	Sparkasse Elmshorn**	Elmshorn	-	3 681 EUR	2 090	460 EUR	fixed rate	01.06.2006	mortgage
49	Sparkasse Elmshorn**	Elmshorn	-	1 943 EUR	1 358	299 EUR	fixed rate	01.11.2006	mortgage
50	Sparkasse	Elmshorn	-	1 012	1 150	253 EUR	fixed rate	01.06.2007	mortgage

	Elmshorn**			EUR					
51	Sparkasse Elmshorn**	Elmshorn	-	345 EUR	392	86 EUR	fixed rate	01.06.2007	mortgage
52	Sparkasse Elmshorn**	Elmshorn	-	1 150 EUR	1 554	342 EUR	fixed rate	01.12.2008	mortgage
53	Sparkasse Elmshorn**	Elmshorn	-	1 176 EUR	2 146	472 EUR	fixed rate	01.04.2008	mortgage
54	Landesbank S.-H.**	Kiel	-	1 012 EUR	1 150	253 EUR	fixed rate	01.06.2007	mortgage
55	Landesbank S.-H.**	Kiel	-	345 EUR	392	86 EUR	fixed rate	01.09.2007	mortgage
56	IKB Deutsche Industriebank AG**	Hamburg	-	511 EUR	873	192 EUR	fixed rate	01.11.2007	mortgage
	TOTAL			1 969 151					

Interest rates of bank loans taken by the Company are based on WIBOR in case of loans denominated in PLN or LIBOR, EURIBOR in case of loans denominated in foreign currencies.
Margins applied by banks vary and primarily depend on:
- entity that originally incurred a loan (the Parent Company & consolidated entities),
- date of repayment of a loan,
- amount of a loan.

Margins based on WIBOR (O/N - 6M) range from 0.03% to 4.1%.
Margins based on LIBOR (1W - 3M) range from 0.4% to 1.0%
Margins based on EURIBOR (1M - 6M) range from 0.2% to 0.45%
Fixed rates for loans in foreign currencies range from 4.17% - 7.9%.
Fixed rates for borrowings in foreign currencies range from 2.60% - 3.0%.
A part of loans have been incurred to finance projects connected with the environmental protection ar bear preferential interest rates. The creditor in this case is Bank Ochrony Srodowiska S.A.
Interests on preferential loans range from 0.25 to 0.6 rediscount rate.
The Group also acquired loans with preferential interests from the National and Voyvodship Funds for Environmental Protection and Melioration Policy (Narodowy and Wojewodzki Fundusz Ochrony Srodowiska i Gospodarki Wodnej).

* Loan incurred by the Dominant Company.
** Loan incurred by subsidiaries.

Note 22E
LONG TERM LIABILITIES FROM THE ISSUE OF SECURITIES

As at 30 June 2004 there were no long term liabilities from the issue of securities in the Group

Note 23C
SHORT-TERM LOANS AND BORROWINGS

No.	Name with indication of legal form	Location	Amount of loan according to contract		Amount of loan to be repaid		Interest rate terms	Repayment date	Collateral
			PLN	currency	PLN	currency			
I. Short-term									
1	Bank Handlowy w Warszawie S.A.**	Warsaw	5 500	-	1 977	-	WIBOR + margin	27.01.2005	authorisati to a currer bank accour
2	Bank Handlowy w Warszawie S.A.*	Warsaw	220 000	-	46 645	-	WIBOR + margin	31.07.2005	voluntary submission infusement
3	Bank Handlowy w Warszawie S.A.**	Warsaw branch Lublin	5 000	-	4 545	-	WIBOR + margin	renew every 7 days	own bill of exchange
4	Bank Handlowy w Warszawie S.A.**	Warsaw branch Lublin	3 500	-	3 500	-	WIBOR + margin	15.10.2004	no collater
5	Bank Handlowy w Warszawie S.A.**	Warsaw	2 000	-	1 544	-	WIBOR + margin	17.08.2004	cession of property rights to movables, cession of rights from insurance
6	Bank Handlowy w Warszawie S.A.**	Warsaw	-	4 400 EUR	20 436	4 400 EUR	EURIBOR + margin	28.06.2005	no collater
7	Bank Handlowy w Warszawie S.A.**	Warsaw branch Krakow	21 700	-	17 002	-	WIBOR + margin	20.11.2004	authorisati to a currer bank accour

8	Bank Handlowy w Warszawie S.A.**	Warsaw branch Katowice	6 500	-	6 124	-	WIBOR + margin	08.04.2005	guaranteed Rafineria Trzebinia i 100%
9	Bank Handlowy w Warszawie S.A.**	Warsaw	4 000	-	-	-	WIBOR + margin	credit line in a current account	guarantee c Rafineria Trzebinia S
10	Bank Handlowy w Warszawie S.A.**	Warsaw branch Katowice	900	-	6	-	WIBOR + margin	renew every 7 days	no collater
11	Bank Handlowy w Warszawie S.A.**	Warsaw branch Rzeszow	20 000	-	14 863	-	WIBOR + margin	21.12.2004	cession of receivables
12	Bank Handlowy w Warszawie S.A.**	Warsaw	12 687	3 000 USD	-	-	LIBOR + margin	credit line in a current account	no collater
13	Bank Handlowy w Warszawie S.A.**	Warsaw	10 000	-	1	-	WIBOR + margin	credit line in a current account	no collater
14	Bank Handlowy w Warszawie S.A.**	Warsaw branch Wloclawe k	500	-	498	-	WIBOR + margin	22.09.2004	transfer of inventories and receivables
15	Bank Handlowy w Warszawie S.A.**	Warsaw	-	2 300 USD	8 567	2 286 USD	LIBOR + margin	30.11.2004	transfer of receivables marine mortgage or ships with cession of rights from insurance

									agreement, cession of property rights to movables wi cession of rights fron insurance agreement;
16	Bank Handlowy w Warszawie S.A.**	Warsaw	6 600	-	6 586	-	WIBOR + margin	30.11.2004	transfer of receivables marine mortgage or ships with cession of rights fron insurance agreement, cession of property rights to movables wi cession of rights fron insurance agreement;
17	Bank Handlowy w Warszawie S.A.**	Warsaw branch Poznan	5 000	-	4 952	-	WIBOR + margin	31.12.2004	mortgage or real estate cession of rights fron insurance agreement
18	BPH PBK S.A. *	Warsaw branch Plock	100 000	-	27	-	WIBOR + margin	30.04.2005	authorisati to a currer bank accour voluntary submission infusement
19	BPH PBK S.A. **	Warsaw branch	25 000	-	16 409	-	WIBOR + margin	31.03.2005	blank bill exchange,

		Krakow							authorisati to a currer bank accour
20	BPH PBK S.A. **	Warsaw branch Krakow	3 000	-	1 752	-	WIBOR + margin	31.03.2005	guaranteed Rafineria Trzebinia i 100%
21	BPH PBK S.A. **	Warsaw branch Krosno	1 000	-	585	-	WIBOR + margin	31.08.2004	cession of receivables authorisati to a currer bank accour in BPH PBK
22	BPH PBK S.A. **	Warsaw branch Szczecin	1 000	-	150	-	WIBOR + margin	20.09.2004	guarantee c Ship-Servic S.A., authorisati to a currer bank accour
23	PKO BP S.A.*	Warsaw branch Plock	80 000	-	80 378	-	WIBOR + margin	25.03.2005	authorisati to a currer bank accour voluntary submission infusement
24	PKO BP S.A. **	Warsaw branch swidnik	300	-	289	-	WIBOR + margin	in a current account	blank bill exchange, authorisati to a currer bank accour
25	PKO BP S.A. **	Warsaw branch Poznan	2 200	-	1 311	-	WIBOR + margin	31.12.2004	mortgage or real estate cession of rights fron insurance agreement
26	PKO BP S.A. **	Warsaw	1 700	-	1 700	-	WIBOR +	26.08.2004	mortgage or

		branch Poznan					margin		real estate cession of rights from insurance agreement
27	PKO BP S.A. **	Warsaw branch Lublin	2 000	-	1 567	-	WIBOR + margin	30.09.2004	blank bill exchange, authorisati to a curren bank accour
28	PKO BP S.A. **	Warsaw branch Plock	14 000	-	13 697	-	WIBOR + margin	07.07.2004	blank own b
29	Bank Pekao S.A.*	Warsaw branch Plock	100 000	-	309	-	WIBOR + margin	17.07.2004	authorisati to a curren bank accour voluntary submission infusement
30	Bank Pekao S.A.**	Warsaw branch Plock	4 400	-	4 350	-	WIBOR + margin	30.09.2004	blank own bill, authorisati to a curren bank accour
31	Kredyt Bank S.A. **	Warsaw branch Wroclaw	930	-	835	-	WIBOR + margin	29.04.2005	cession agreement
32	Kredyt Bank S.A. **	Warsaw branch Wroclaw	700	-	292	-	WIBOR + margin	24.11.2004	mortgage
33	BZ WBK S.A. **	Warsaw branch Wroclaw	100	-	6	-	WIBOR + margin	24.11.2004	no collater
34	BRE Bank S.A. **	Warsaw	10 000	-	7 728	-	WIBOR + margin	credit line in a	blank own b

								current account	
35	Bank Gospodarki Zywnosciowej S.A. **	Warsaw branch Gryfice	298	-	200	-	preferential rate	12.12.2004	guarantee c Ship-Servic S.A., cessi of agricultura machinery
36	Bank Ochrony Srodowiska S.A. **	Warsaw branch Wloclawek	3 000	-	2 999	-	WIBOR + margin	17.05.2005	blank own bill, cessi of receivab
37	Bank Ochrony Srodowiska S.A. **	Warsaw	20 000	-	-	-	WIBOR + margin	31.07.2004	blank own bill, authorisati to a curren bank accour in BOS SA
38	Bank Millennium S.A. **	Warsaw branch Wloclawek	1 000	-	954	-	WIBOR + margin	19.08.2004	blank own bill, authorisati to a curren bank accour cession of receivables cession of fixed asset
39	Bank Millennium S.A. **	Warsaw branch Wloclawek	30 000	-	-	-	WIBOR + margin	28.07.2004	voluntary submission infusement, authorisati to a curren account in Millenium S
40	Bank Millennium S.A. **	Warsaw branch Krosno	15 000	-	990	-	WIBOR + margin	31.03.2005	authorisati to a curren bank accour blank own

									bill of exchange wi declaratior registered pledge on inventory; cession of property rights to movables wi cession of rights fron insurance agreement
41	Raiffeisen Bank Polska S.A. **	Warsaw	1 000	-	741	-	WIBOR + margin	12.12.2004	transfer of receivables pledge of inventories and fixed assets, patronage letter of SHIP SERVIC S.A., blank bill of exchange
42	Raiffeisen Bank Polska S.A. **	Warsaw branch Lublin	3 000	-	3 010	-	WIBOR + margin	renew every quarter	authorisati to a currer bank accour own bill of exchange
43	BNP Paribas Bank Polska**	Warsaw	8 700	-	3 561	-	WIBOR + margin	31.12.2004	marine mortgage wi cession of rights fron insurance agreement, cession of receivables mortgage

44	Societe General S.A.*	Warsaw	1 000	-	-	-	WIBOR + margin	25.06.2005	voluntary submission infusement
45	Deutch Bank*	Warsaw	-	-	4 019	-	-		
46	Hermann Eggert Mineraloelvertriebs GmbH**	Elmshorn	-	89 EUR	406	89 EUR	fixed rate	01.07.2004	no collater
47	Wecotect**	Elmshorn	-	181 EUR	822	181 EUR	fixed rate	01.07.2004	no collater
48	Dresdner Bank AG**	Hamburg	-	5 EUR	23	5 EUR	fixed rate	01.07.2004	no collater
49	Voba DTA**	Elmshorn	-	109 EUR	497	109 EUR	fixed rate	01.07.2004	no collater
	TOTAL				286 853				
	II. Long term currently repaid								
50	Bank Handlowy w Warszawie S.A.**	Warsaw	130 000	-	10 903	-	WIBOR + margin	31.12.2004	cession of rights to receivables from lease agreement
51	Bank Handlowy w Warszawie S.A.**	Warsaw	38 000	-	3 200	-	WIBOR + margin	31.12.2004	cession of rights to receivables from lease agreement
52	Bank Handlowy w Warszawie S.A.**	Warsaw	-	120 EUR	136	-	WIBOR + margin	30.09.2004	guaranteed PKN ORLEN S
53	Bank Handlowy w Warszawie S.A.**	Warsaw branch Poznan	6 500	-	1 300	-	WIBOR + margin	01.03.2005	mortgage on real estate cession of rights from insurance agreement

54	Bank Pekao S.A.**	Warsaw branch Szczecin	150	-	13	-	WIBOR + margin	30.08.2004	register pledge
55	Bank Gospodarki ZywnoSciowej S.A.**	Warsaw branch Plock	5 618	-	1 873	-	WIBOR + margin	30.12.2004	cession of machinery a collateral, cession of receivables bill of exchange
56	Bank Gospodarki ZywnoSciowej S.A.**	Warsaw branch Plock	6 000	-	1 400	-	WIBOR + margin	30.12.2004	cession of fixed asset cession of receivables bill of exchange
57	BPH PBK S.A. **	Warsaw branch Zielona Gora	2 000	-	1 091	-	WIBOR + margin	28.04.2005	against security
58	BPH PBK S.A. **	Warsaw branch Busko Zdroj	31 395	12 096 CHF	5 497	1 849 CHF	LIBOR + margin	02.08.2004	own blank bill of exchange wi the guarant of PKN ORLE S.A (former Petrochemia Plock S.A.)
59	BPH PBK S.A. **	Warsaw branch Busko Zdroj	12 472	4 805 CHF	1 117	376 CHF	LIBOR + margin	02.08.2004	own blank bill of exchange wi the guarant of PKN ORLE S.A (former Petrochemia Plock S.A.)
60	Bank Ochrony	Warsaw	6 800	-	686	-	preferentia	20.12.2004	PKO S.A.

	Srodowiska S.A.**	branch Rzeszow					1 rate		guarantee
61	LG PETRO BANK S.A.**	Warsaw branch Szczecin	2 000	-	500	-	WIBOR + margin	30.06.2005	marine mortgage or m/t Romanka with cessio of rights from insurance agreement, transfer of inventory with cessio of rights from insurance agreement; authorisati to current bank accour
62	ING Bank Slaski S.A.**	Warsaw branch Krosno	29 689	-	5 938	-	WIBOR + margin	14.12.2006	mortgage or real estate (value of I 30 m., with Hydrorafina n Complex), cession of property rights to movables, cession of rights from insurance agreement
63	ING Bank Slaski S.A.**	Warsaw branch Krosno	11 000	-	6 527	-	WIBOR + margin	31.10.2004	mortgage or real estate (value of I 11 m., with Hydrorafina n Complex), cession of

									property rights to movables, cession of rights from insurance agreement
64	ING Bank Slaski S.A.**	Warsaw	1 445	-	1 445	-	WIBOR + margin	30.06.2004	blank own bill of exchange
65	Narodowy Fundusz Ochrony Srodowiska i Gospodarki Wodnej **	Warsaw	50 000	-	10 000	-	preferential rate	20.12.2004	guarantee c PKN ORLEN S.A., voluntary submission infusement a form of a notarial de
66	Narodowy Fundusz Ochrony Srodowiska i Gospodarki Wodnej **	Warsaw branch Wloclawek	6 000	-	680	-	preferential rate	30.09.2004	blank bill exchange
67	Wojewodzki Fundusz Ochrony Srodowiska i Gospodarki Wodnej**	Warsaw branch Torun	225	-	45	-	preferential rate	15.12.2004	bank guarar
68	syndicate loan - agent Bank Handlowy w Warszawie S.A.**	Warsaw	103 712	96 640 PLN 2 200 EUR	19 109	-	WIBOR + margin	07.12.2004	mortgage
69	syndicate loan -> ING as agent*	London	2 358 500	500 000 EUR	2 397	528 EUR	EURIBOR + margin	30.09.2004	voluntary submission infusement
					697	186 EUR	LIBOR + margin	15.09.2004	

70	Hamburg Landesbank**	Hamburg	-	95 EUR	25	6 EUR	fixed rate	30.06.2005	mo
71	Hamburg Landesbank**	Hamburg	-	383 EUR	105	23 EUR	fixed rate	30.06.2005	mo
72	Hamburg Landesbank**	Hamburg	-	61 EUR	28	6 EUR	fixed rate	30.06.2005	mo
73	Hamburg Landesbank**	Hamburg	-	562 EUR	255	56 EUR	fixed rate	30.06.2005	mo
74	Hamburg Landesbank**	Hamburg	-	920 EUR	361	79 EUR	fixed rate	30.06.2005	mo
75	Hamburg Landesbank**	Hamburg	-	5 113 EUR	1 935	426 EUR	fixed rate	30.06.2005	cas
76	Hamburg Landesbank**	Hamburg	-	5 113 EUR	1 935	426 EUR	fixed rate	30.06.2005	cas
77	Hamburg Landesbank**	Hamburg	-	1 023 EUR	387	85 EUR	fixed rate	30.06.2005	mo
78	Hamburg Landesbank**	Hamburg	-	5 113 EUR	1 935	426 EUR	fixed rate	30.06.2005	cas
79	Hamburg Landesbank**	Hamburg	-	5 113 EUR	1 935	426 EUR	fixed rate	30.06.2005	cas
80	Hamburg Landesbank**	Hamburg	-	5 113 EUR	1 935	426 EUR	fixed rate	30.06.2005	cas
81	Commerzbank Hamburg**	Hamburg	-	5 113 EUR	1 935	426 EUR	fixed rate	30.06.2005	cas
82	Commerzbank Hamburg**	Hamburg	-	1 023 EUR	389	86 EUR	fixed rate	30.06.2005	mo
83	Commerzbank Hamburg**	Hamburg	-	971 EUR	368	81 EUR	fixed rate	30.06.2005	mo
84	Vereinsbank Hamburg**	Hamburg	-	522 EUR	196	43 EUR	fixed rate	30.06.2005	mo
85	Vereinsbank Hamburg**	Hamburg	-	1 094 EUR	411	90 EUR	fixed rate	30.06.2005	mo
86	Vereinsbank Hamburg**	Hamburg	-	1 278 EUR	551	121 EUR	fixed rate	30.06.2005	mo
87	Vereinsbank Hamburg**	Hamburg	-	818 EUR	306	67 EUR	fixed rate	30.06.2005	mo
88	Vereinsbank Hamburg**	Hamburg	-	818 EUR	496	109 EUR	fixed rate	30.06.2005	mo
89	Vereinsbank Hamburg**	Hamburg	-	5 113 EUR	1 935	426 EUR	fixed rate	30.06.2005	mo
90	Volksbank Elmshorn**	Elmshorn	-	358 EUR	32	7 EUR	fixed rate	30.06.2005	mo
91	Volksbank Elmshorn**	Elmshorn	-	409 EUR	186	41 EUR	fixed rate	30.06.2005	mo

92	Volksbank Elmshorn**	Elmshorn	-	716	EUR	271	60	EUR fixed rate	30.06.2005	mo:
93	Volksbank Elmshorn**	Elmshorn	-	511	EUR	194	43	EUR fixed rate	30.06.2005	mo:
94	Volksbank Elmshorn**	Elmshorn	-	920	EUR	348	77	EUR fixed rate	30.06.2005	mo:
95	Volksbank Elmshorn**	Elmshorn	-	307	EUR	137	30	EUR fixed rate	30.06.2005	mo:
96	Sparkasse Elmshorn**	Elmshorn	-	256	EUR	97	21	EUR fixed rate	30.06.2005	mo:
97	Sparkasse Elmshorn**	Elmshorn	-	920	EUR	802	177	EUR fixed rate	30.06.2005	mo:
98	Sparkasse Elmshorn**	Elmshorn	-	3 681	EUR	3 210	707	EUR fixed rate	30.06.2005	mo:
99	Sparkasse Elmshorn**	Elmshorn	-	1 943	EUR	993	219	EUR fixed rate	30.06.2005	mo:
100	Sparkasse Elmshorn**	Elmshorn	-	1 012	EUR	596	131	EUR fixed rate	30.06.2005	mo:
101	Sparkasse Elmshorn**	Elmshorn	-	345	EUR	203	45	EUR fixed rate	30.06.2005	mo:
102	Sparkasse Elmshorn**	Elmshorn	-	614	EUR	198	44	EUR fixed rate	30.06.2005	mo:
103	Sparkasse Elmshorn**	Elmshorn	-	1 150	EUR	623	137	EUR fixed rate	30.06.2005	mo:
104	Sparkasse Elmshorn**	Elmshorn	-	1 176	EUR	496	109	EUR fixed rate	30.06.2005	mo:
105	Landesbank S.-H.**	Kiel	-	1 012	EUR	575	127	EUR fixed rate	30.06.2005	mo:
106	Landesbank S.-H.**	Kiel	-	345	EUR	196	43	EUR fixed rate	30.06.2005	mo:
107	IKB Deutsche Industriebank AG**	Hamburg	-	511	EUR	198	44	EUR fixed rate	30.06.2005	mo:
	TOTAL					101 332				
	TOTAL I + II					388 185				

Notes to the "Interest rates" are presented in Note 22D.
* Loan incurred by the Dominant Company.
** Loan incurred by subsidiaries.

Note 23D

SHORT-TERM LIABILITIES FROM THE ISSUE OF DEBT SECURITIES

Securities by kind	Nominal value	Interest rate	Date of repurchase	Guaranties/collateral	Additional ric
BONDS	32 730	5,93%	24-08-2004	Collateral based on Bonds Act (dated 29 June 1995, Journal of Law No. 83, p.420)	No additional r
BONDS	42 700	5,99%	26-08-2004	Collateral based on Bonds Act (dated 29 June 1995, Journal of Law No. 83, p.420)	No additional r
Total nominal value	75 430				
Value of unamortized cost of discount	(688)				
Balance sheet value	74 742				

This information is provided by RNS
The company news service from the London Stock Exchange

END

CAPITAL GROUP OF
POLSKI KONCERN NAFTOWY ORLEN

PKN ORLEN SA
SEC File
82-5036

CONSOLIDATED FINACIAL STATEMENTS
FOR THE 6 MONTH PERIOD
ENDED 30 JUNE 2004

PLOCK, SEPTEMBER 2004

ORLEN

Further presented Consolidated Half Year Report of capital group of PKN ORLEN for 6 month period ended 30 June 2004 consists of:

- Consolidated financial statements of capital group of PKN ORLEN for 6 month period ended 30 June 2004;
- Management Board Commentary on Business Operations of capital group of PKN ORLEN;
- Condensed financial statements of PKN ORLEN for 6 month period ended 30 June 2004;
- Auditor's report on review of consolidated financial statements for 6 month period ended 30 June 2004;
- Auditor's report on review of condensed financial statements for 6 month period ended 30 June 2004.

Independent Auditor's Review Report on the Consolidated Financial Statements for the 6 month period ended 30 June 2004

To the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

1. We have reviewed the attached half year consolidated financial statements of the Capital Group of Polski Koncern Naftowy ORLEN S.A. ("the Group", "the Capital Group"), whose holding company is Polski Koncern Naftowy ORLEN S.A. ("the holding company") located at Plock, Chemikow Street 7, including:

   - the introductory notes,
   - the consolidated balance sheet as of 30 June 2004 with total assets amounting to 18,424,971 thousand zlotys (in words: eighteen billion, four hundred twenty four million, nine hundred seventy one thousand zlotys),
   - the consolidated profit and loss account for the period from 1 January 2004 to 30 June 2004 with a net profit amounting to 1,028,855 thousand zlotys (in words: one billion, twenty eight million, eight hundred fifty five thousand zlotys),
   - the consolidated statement of changes in shareholders' equity for the period from 1 January 2004 to 30 June 2004 with a net increase of shareholders' equity amounting to 738,458 thousand zlotys (in words: seven hundred thirty eight million, four hundred fifty eight thousand zlotys),
   - the consolidated cash flow statement for the period from 1 January 2004 to 30 June 2004 with a net cash inflow amounting to 275,760 zlotys (in words: two hundred seventy five million, seven hundred sixty thousand zlotys) and
   - the explanatory notes.

   The form of the attached half year consolidated financial statements for the 6 month period ended 30 June 2004 ("attached consolidated financial statements") is prescribed by the Decree of the Council of Ministers of 16 October 2001, on current and periodic information published by issuers of securities (Journal of Law No. 139, item 1569 with further amendments).

2. The truth and fairness of the attached consolidated financial statements and the proper maintenance of the accounting records are the responsibility of the holding company's Management Board. Our responsibility is to issue a report on these financial statements based on our review.

3. We conducted our review in accordance with the provisions of the law binding in Poland and auditing standards issued by the National Council of Statutory Auditors. These standards require that we plan and perform our review in such a way as to obtain moderate assurance as to whether the financial statements are free of material misstatement. The review was mainly based on applying analytical procedures to the financial data, review of accounting records and discussions with the management of the holding company as well as its employees. The scope of work of a review differs significantly from an audit of financial statements, the objective of which is to express an opinion on the truth and fairness of the financial statements. Accordingly, we do not express such an opinion on the attached consolidated financial statements.

4. Based on our review, nothing came to our attention that causes us to believe that the attached consolidated financial statements do not present truly and fairly in all material respects the financial position of the Group as at 30 June 2004 and its consolidated financial result for the 6 months ended 30 June 2004 in accordance with the accounting principles set out in the Accounting Act dated 29 September 1994 (the uniform text Journal of Laws 2002 No. 76, item 694 with further amendments) and the appropriate related regulations.

5. Without qualifying our opinion, we draw attention to the following issue:

   On 27 September 2004 we issued report on review of the consolidated financial statements for 6 month periods ended 30 June 2004 and 30 June 2003 prepared in accordance with International Financial Reporting Standard ("IFRS"), including qualification relating to non-compliance with International Accounting Standard ("IAS") No. 16 "Property, Plant and Equipment", IAS No. 29 "Financial Reporting in Hyperinflationary Economies" and IFRS 1 "First-time Adoption of International Financial Reporting Standards".

Certified Auditor
Registration No. 9542/7118

on behalf of
Ernst & Young Audit Sp. z o.o.
Emilii Plater St. 53
00-113 Warsaw
Registration No. 130

Łukasz Zalicki

Andrzej Kowal
Certified Auditor
Registration No. 90032/6977

Warsaw, 27 September 2004

CAPITAL GROUP OF
POLSKI KONCERN NAFTOWY ORLEN

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 6 MONTH PERIOD ENDED 30 JUNE 2004

PLOCK, SEPTEMBER 2004

KOMISJA PAPIEROW WARTOSCIOWYCH I GIELD
(SECURITIES EXCHANGE COMMISSION)

00-950 WARSZAWA PLAC POWSTANCOW WARSZAWY 1

Consolidated half year report SA-PSr 2004

(year)

(according to § 57. 2 and § 58.3 Council of Ministers Decree dated 16 October 2001 - Journal of Law no 139, item 1569 and Journal of Law from 2002 no 31 item 280)

(manufacturing, contracting, trading and service industry issuers)

For current period from 01.01.2004 to 30.06.2004
and previous period from 01.01.2003 to 30.06.2003

30 September 2004
(date of submission)

POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA
(issuer full legal name)

PKN ORLEN S.A. (abbreviated legal name)

CHEMICAL INDUSTRY (industry classification according to Securities Exchange in Warsaw)

09-411 (postal code)

PLOCK (location)

CHEMIKOW (street)

7 (number)

48 24 365 28 95 (phone)

48 24 365 40 40 (fax)

media@orlen.pl (e-mail)

774-00-01-454 (NIP)

610188201 (REGON)

www.orlen.pl (www)

ERNST & YOUNG AUDIT SP. Z O.O. (Auditor)

27 September 2004 (Date of report)

Extended half year report contains:

- ☒ Auditor's report on review of half year consolidated financial statements
- ☒ Half year consolidated financial statement
  - ☒ Introductory notes
  - ☒ Consolidated balance sheet
  - ☒ Consolidated income statement
  - ☒ Movements in shareholders equity
  - ☒ Consolidated cash flow statement
  - ☒ Explanatory notes
- ☒ Management's commentary (report on activities)
- ☒ Auditor's report on review of half year consolidated financial statements for the 6 month period ended 30 June 2004
- ☒ Auditor's report on review of half year condensed financial statements for the 6 month period ended 30 June 2004

SELECTED FINANCIAL DATA	PLN thousand		EUR thousand	
	6 month period ended 30 June 2004	6 month period ended 30 June 2003	6 month period ended 30 June 2004	6 month period ended 30 June 2003
I. Net sales	18 651 959	15 243 346	3 942 415	3 221 945
II. Operating profit	1 185 198	784 003	250 512	165 713
III. Profit before taxation	1 260 469	771 007	266 422	162 966
IV. Net profit	1 028 855	554 882	217 466	117 284
V. Net cash flow from operating activities	1 685 260	431 479	356 209	91 201
VI. Net cash flow used in investing activities	(809 887)	(832 789)	(171 184)	(176 024)
VII. Net cash flow used in / from financial activities	(599 613)	602 960	(126 739)	127 446
VIII. Net cash flow	275 760	201 650	58 286	42 623
IX. Total assets	18 424 971	16 696 903	4 056 398	3 675 951
X. Liabilities and provisions for liabilities	7 810 709	7 391 967	1 719 587	1 627 398
XI. Long term liabilities	1 999 916	471 028	440 297	103 700
XII. Short term liabilities	4 786 322	5 936 859	1 053 745	1 307 045
XIII. Shareholders equity	9 894 444	8 460 638	2 178 337	1 862 674
XIV. Share capital	534 636	525 221	117 704	115 631
XV. Number of shares	427 709 061	420 177 137	427 709 061	420 177 137
XVI. Earnings per ordinary share (PLN/EUR) for 12 months	3.50	1.99	0.74	0.42
XVII. Diluted earnings per ordinary share (PLN/EUR)	-	-	-	-
XVIII. Net book value per share (w PLN/EUR)	23.13	20.14	5.09	4.43
XIX. Diluted net book value per share (in PLN/EUR)	-	-	-	-
XX. Declared or paid dividend per share (in PLN/EUR)	-	-	-	-

Financial data presented above is recalculated into EUR according to the following rules:

- assets and liabilities items on the basis of average exchange rate published as at 30 June 2004 i.e. 4.5422 PLN/EUR,
- income statement items and cash flow statement items on the basis of exchange rate calculated as arithmetic mean of average exchange rates determined by NBP as at the last day of each month of the six months period (1 January 2004 – 30 June 2004) i.e. 4.7311 PLN/EUR.

(in PLN thousand)

INTRODUCTORY NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

A. Information about Capital Group

The Dominant Company of the capital group of Polski Koncern Naftowy ORLEN S.A. (further referred to as "Capital Group", "Group") is Polski Koncern Naftowy ORLEN Spolka Akcyjna, located in Plock, Chemikow Str. 7 (further referred to as the "Dominant Company", "Company" or "PKN ORLEN").

The Dominant Company was formed through transformation of a state-owned enterprise into a joint stock company, on the basis of the Public Notary Act of 29 June 1993 as Mazowieckie Zaklady Rafineryjne i Petrochemiczne "Petrochemia Plock" Spolka Akcyjna (joint stock company). It was registered in the District Court in Plock on 1 July 1993 under the registration number RHB VIII 780. The changes in earlier registration under number KRS 28860 in the registration of the District Court for capital city of Warsaw in Warsaw, were introduced on 26 July 2002.

General Meeting of Shareholders of the Dominant Company on 19 May 1999 adopted a resolution on merger of the Dominant Company with Centrala Produktow Naftowych "CPN" S.A. ("CPN") by incorporation of CPN to the Dominant Company. On 7 September 1999 CPN was deregistered and the merger became effective.

In accordance with resolution of the General Meeting of Shareholders dated 19 May 1999, registered in the District Court in Plock on 20 May 1999, the Dominant Company changed its name to Polski Koncern Naftowy Spolka Akcyjna.

In accordance with the resolution of the Extraordinary General Meeting of Shareholders dated 3 April 2000, registered in the District Court in Plock on 12 April 2000, Dominant Company changed its name to Polski Koncern Naftowy ORLEN Spolka Akcyjna.

Structure of share capital of the Dominant Company on 30 June 2004 is as follows:

Issue	Number of shares	Nominal value (PLN)
Series A	336,000,000	420,000,000.00
Series B	6,971,496	8,714,370.00
Series C	77,205,641	96,507,051.25
Series D	7,531,924	9,414,905.00
	---------	-----------
Total	427,709,061	534,636,326.25
	=========	============

On 15 May 2000 Ordinary General Meeting of Shareholders of PKN ORLEN took a resolution concerning capital increase by issuance of 11,344,784 series D ordinary bearer shares. These shares were acquired by bearers of series A bonds convertible to shares with exclusion of pre-emptive rights of the owners of the existing shares. The issuance of the shares was conducted within the Motivation Program presented in Note 13.

During the year 2003 7,531,924 bonds were converted into PKN ORLEN shares as an effect of the execution of the management options program. On 20 November 2003 District Court for capital city of Warsaw registered the increase in PKN ORLEN share capital. As a result of that increase the total number of shares amounts to 427,709,061.

In accordance with the resolution of the Ordinary General Meeting of Shareholders of the Dominant Company dated 19 May 1999 as the result of incorporation of CPN by the Dominant Company, the scope of activities of the Dominant Company was changed. According to the articles of association dated 19 May 1999 and its last changes dated 17 April 2003, the Company's activities include production, trade and services, in particular:

- processing of crude oil and manufacturing of oil-derivative (refinery and petrochemical) products and semi-finished products,
- domestic and foreign trade on own account, on commission and as consignee, including in particular: the trade of crude oil, oil-derivative and other fuel, sale of motor vehicles, parts and accessories for them, sale of consumer and industrial goods,
- research and development activity, project work, construction and production activities on own account and as the consignee, in the areas of manufacturing, storage, packaging and trade in solid, liquid and gaseous oil products, secondary chemical products as well as transportation: by land, by rail, water and by pipeline,
- transportation activity including land transport, rail transport, water and pipeline transport,
- storage of crude oil and liquid fuels, creation and management of fuel stock according to the appropriate regulations,
- services connected to the principal activity, especially:
  - land and sea reloading,
  - refining of gas and fuel including ethylisation, dyeing and blending of components,
- purchase, trade and processing of used lubricant oil and other chemical waste,
- manufacturing, transportation and trade in electrical and heating energy,
- overhaul of the appliances used in core activities, especially refinery and petrochemical appliances, oil storage appliances, fuel stations and means of transportation,
- metal production and manufacturing of plastic raw materials,
- operation of fuel stations, bars, restaurants and hotels,
- capital investment activity, in particular: purchasing and trade of shares and stock in domestic and foreign trade,
- activities in the area of education, professional schooling and internal human capital services,
- activities in area of accounting and bookkeeping as well as activities related to data bases and its processing.

The activity of the Dominant Company is designated by Code PKD 2320 (Polish Activity Classification) – processing of crude oil. The Capital Group runs a business within segments of production and distribution of crude oil products and in chemical segment.

The Dominant Company is the biggest refinery and producer of petrochemicals in Poland and after the incorporation of CPN, the leading distributor of motor fuels in Poland.

Within the basic activity of the Capital Group there are two business segments: refining and chemical.
The Refining and Marketing Segment consists of crude oil processing and wholesales and retail sales of refinery products comprising mainly fuels. The Chemical Segment comprises production and sales of petrochemicals, fertilisers and PVC.

The Capital Group consists among others of:

- The capital group of Rafineria Trzebinia S.A. producing fuels, lubricants and industrial oils, paraffin and asphalt,
- The capital group of Rafineria Nafty Jedlicze S.A. producing motor fuels, oils and re-processing of used oils,
- The capital group of Anwil S.A., the major client for ethylene from the Dominant Company, producing mainly fertilisers and PVC,
- Inowroclawskie Kopalnie Soli "Solino" S.A. mining and producing industrial brine and vacuum salt as well as storing of crude oil and fuels,
- The capital group of SHIP – SERVICE S.A. ship servicing in sea ports, loading and storing of goods,
- A company in Germany, concentrated on liquid fuels trading,
- Companies engaged in trading and distribution of refinery products.

The Company exercises a significant influence on Naftoport Sp. z o.o., involved in reloading of crude oil imported by sea.

The Company jointly controls Basell ORLEN Polyolefins Sp. z o.o., producer and seller of polyolefins.

The Dominant Company controls its subsidiaries, jointly controls its joint ventures and has the significant influence on associates.

The composition of the Supervisory Board of PKN ORLEN as of 30 June 2004 was the following::

- Jan Waga – President of the Supervisory Board
- Jacek Walczykowski - Vice-President of the Supervisory Board
- Andrzej Wieczorkiewicz - Secretary of the Supervisory Board
- Andrzej Studzinski - Member of the Supervisory Board
- Janusz Zielinski - Member of the Supervisory Board
- Ryszard Lawniczak - Member of the Supervisory Board
- Krzysztof Szlubowski - Member of the Supervisory Board
- Michal Stepniewski - Member of the Supervisory Board

During the year 2004 the following changes in composition of the Supervisory Board have taken place:

On 1 March 2004 Jacek Bartkiewicz was dismissed from the position of Member of the Supervisory Board of PKN ORLEN by the Ministry of State Treasury as a result of his resignation. Simultaneously, Grzegorz Mroczkowski was appointed to the Supervisory Board of PKN ORLEN.

On 2 April 2004 Grzegorz Mroczkowski was dismissed from the position of Member of the Supervisory Board of PKN ORLEN by the Ministry of State Treasury. Simultaneously, Maciej Kruk was appointed to the Supervisory Board of PKN ORLEN. Subsequently on 8 April 2004 Maciej Kruk was dismissed from the position of Member of the Supervisory Board of PKN ORLEN by the Ministry of State Treasury and simultaneously Janusz Zielinski was appointed to the Supervisory Board of the Company.

On 8 April 2004 the Extraordinary Shareholders Meeting of PKN ORLEN dismissed Maciej Gierej, Edward Grzywa, Andrzej Kratiuk and Orest Nazaruk from the position of Member of the Supervisory Board, and simultaneously Jacek Walczykowski, Andrzej Wieczorkiewicz, Andrzej Studzinski and Marian Czakanski were appointed to the Supevisory Board.

(in PLN thousand)

On 14 June 2004 the Management Board of PKN ORLEN informed that it took note of resignation of Marian Czekanski on 11 June 2004 from the position of the Supervisory Board. The reason for resignation was the appointment of Marian Czekanski for the Health Ministry.

On 24 June 2004 the Management Board of PKN ORLEN informed that according to article 8 Act 1 of the Statute of the Company, the Ministry of State Treasury on 24 June 2004 dismissed Janusz Zielinski from the position of Member of the Supervisory Board of PKN ORLEN. Simultaneously on 24 June 2004 Michal Stepniewski was appointed to the Supervisory Board.

The Management Board of PKN ORLEN announced, that on 24 June 2004, the Ordinary Shareholders Meeting of PKN ORLEN appointed Janusz Zielinski to the Supervisory Board of PKN ORLEN.

The Management Board of PKN ORLEN announced, that on 5 August 2004 Andrzej Wieczorkiewicz resigned from the position of Member of the Supervisory Board of PKN ORLEN.

On 5 August 2004 the Extraordinary Shareholders Meeting dismissed from the position of Member of the Supervisory Board: Jan Waga, Ryszard Lawniczak, Andrzej Studzinski, Krzysztof Szlubowski, Janusz Zielinski, and simultaneously appointed to the Supervisory Board: Jacek Bartkiewicz, Raimondo Eggink, Maciej Gierej, Krzysztof Lis, Malgorzata Okonska-Zaremba, Piotr Osiecki, Ireneusz Wesolowski, Krzysztof Zyndul.

The composition of the Supervisory Board of PKN ORLEN as of the day of preparation of the consolidated financial statements was the following:

- Jacek Bartkiewicz – President of the Supervisory Board
- Raimondo Eggink - Member of the Supervisory Board
- Maciej Gierej - Member of the Supervisory Board
- Krzysztof Lis - Member of the Supervisory Board
- Malgorzata Okonska-Zareba - Member of the Supervisory Board
- Piotr Osiecki - Member of the Supervisory Board
- Michal Stepniewski - Member of the Supervisory Board
- Ireneusz Wesolowski - Member of the Supervisory Board
- Krzysztof Zyndul - Member of the Supervisory Board

The composition of the Management Board of PKN ORLEN as of 30 June 2004 was the following:

- Zbigniew Wrobel - President of the Management Board, General Director,
- Slawomir Golonka - Vice-President of the Management Board, Sales Director,
- Krzysztof Kluzek – Member of the Managemenet Board, Retail Sales and Marketing.
- Andrzej Macenowicz - Vice-President of the Management Board, Human Resources and Management Systems Director,
- Jacek Strzelecki - Vice-President of the Management Board, Chief Financial Officer,
- Janusz Wisniewski - Vice-President of the Management Board, Production and Development Director,

On 22 April 2004 the Supervisory Board of PKN ORLEN appointed Krzysztof Kluzek to the position of the member of the Management Board. Simultaneously he resigned from the position of the member of the Supervisory Board of PKN ORLEN

On 28 July 2004 Zbigniew Wrobel resigned from the position of the President of the Management Board of PKN ORLEN. The resignation was effective on the date of appointment by the Supervisory Board a new President of the Management Board.

On 28 July 2004 the Supervisory Board of PKN ORLEN took a resolution to appoint Jacek Walczykowski to the position of the President of the Management Board. On 28 July 2004 Jacek Walczykowski resigned from the

position of Vice-President and Member of the Supervisory Board of PKN ORLEN and from the position of Vice-President and Member of the Management Board of Nafta Polska S.A.
On 16 August 2004 the Supervisory Board of PKN ORLEN took a resolution to dismiss Jacek Walczykowski from the position of the President of the Management Board of PKN ORLEN – General Director. The resolution has been taken unanimously.

On 16 August 2004 the Supervisory Board of PKN ORLEN took an unanimously resolution to entrust Janusz Wisniewski, until now Vice-President of the Management Board of PKN ORLEN, with the entitlement of the acting President of the Management Board of PKN ORLEN until appointment a new President of the Management Board of PKN ORLEN within the confines of procedure taken by the Supervisory Board.

The composition of the Management Board of PKN ORLEN as of the day of preparation of the consolidated financial statements was the following:

- Janusz Wisniewski – a. President of the Management Board, Production and Development Director,
- Slawomir Golonka - Vice-President of the Management Board, Capital investments,
- Krzysztof Kluzek - Member of the Management Board, Retail Sales and Marketing,
- Andrzej Macenowicz - Vice-President of the Management Board, Human Resources and Management Systems Director,
- Jacek Strzelecki - Vice-President of the Management Board, Chief Financial Officer.

(in PLN thousand)

B. The entities of PKN ORLEN Group

a) Consolidated subsidiaries, joint ventures and associates

No.	Name and location	Activity	Appropriate court or institution maintaining register	Value of shares bought	Balance sheet value of shares	Percentage of share capital owned	Share capital relationship including direct and indirect relationship	Method of consolidation	Date of gaining control of significant influence	Year of including to consolidation
1.	ORLEN Deutschland AG (formerly ORLEN Deutschland Immobilien GmbH i ORLEN Deutschland GmbH)	Assets management Liquid fuels trading	HRB 2300 Amtsgericht Elmshorn	503,803	-	100.00%	Subsidiary	Full method	06.12.2002	2003
2.	ORLEN GAZ Sp. z o.o. – Plock [1]	Liquid gas trading	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	24,824	-	100.00%	Subsidiary	Full method	15.12.1995	1998
3.	ORLEN PetroCentrum Sp. z o.o. – Plock	Liquid fuels trading	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	21,000	-	100.00%	Subsidiary	Full method	24.09.1996	1997
4.	ORLEN Medica Sp. z o.o. – Plock	Medical activity	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	13,273	-	100.00%	Subsidiary	Full method	24.11.1997	2000
5.	ORLEN Budonaft Sp. z o.o. – Krakow	Building and repair services	District Court for Krakow – Srodmiescie in Krakow, IX Economic Department of KRS (National Court Register)	3,795	-	100.00%	Subsidiary	Full method	02.01.1997	2000
6.	ORLEN Powiernik Sp. z o.o.	Custodian and other services for PKN ORLEN S.A.	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	25	-	100.00%	Subsidiary	Full method	19.07.2000	2000
7.	ORLEN Morena Sp. z o.o. – Gdansk	Wholesale of vehicles' spare parts, wholesale and retail sale of fuels	District Court in Gdansk, XII Economic Department of KRS (National Court Register)	11,254	-	100.00%	Subsidiary	Full method	10.09.2001	2002
8.	ORLEN PetroProfit Sp. z o.o. – Niemce (consolidated financial statements) [2]	Liquid fuels trading	District Court in Lublin, XI Economic Department of KRS (National Court Register)	19,286	-	100.00%	Subsidiary	Full method	14.09.1995	1996
9.	ORLEN Asfalt Sp. z o.o. (formerly BITREX Sp. z o.o.) - Plock	Production and processing of crude oil products	District Court for Krakow-Srodmiescie in Krakow, XII Economic Department of KRS (National Court Register)	60,635	-	82.46%	Subsidiary	Full method	19.06.1996	1996
10.	ORLEN KolTrans Sp. z o.o. Plock	Transport, dispatching, managing oil containers, liquid fuels and oil trading	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	40,796	-	99.85%	Subsidiary	Full method	13.12.2000	2000
11.	ORLEN Transport Szczecin Sp. z o.o. – Szczecin	Transport services	District Court in Szczecin, XI Economic – Register Department	3,409	-	99.56%	Subsidiary	Full method	15.06.2000	2000
12.	ORLEN Transport Lublin Sp. z o.o. – Lublin	Transport services	District Court in Lublin, XI Economic Department of KRS (National Court Register)	15,922	-	98.45%	Subsidiary	Full method	09.06.2000	2000

(in PLN thousand)

a) Consolidated subsidiaries, joint ventures and associates

No.	Name and location	Activity	Appropriate court or institution maintaining register	Value of shares bought	Balance sheet value of shares	Percentage of share capital owned	Share capital relationship including direct and indirect relationship	Method of consolidation	Date of gaining control of significant influence	Year of including to consolidation
13.	ORLEN Transport Krakow Sp. z o.o. – Krakow	Transport services	District Court for Krakow Srodmiescie, XI Economic Department of KRS (National Court Register)	12,256	-	98.32%	Subsidiary	Full method	05.06.2000	2000
14.	ORLEN Transport Plock Sp. z o.o. – Plock [3]	Transport services	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	25,782	-	97.59%	Subsidiary	Full method	23.12.1998	1999
15.	ORLEN Transport Slupsk Sp. z o.o. – Slupsk	Transport services	*District Court in Gdansk, XVI Economic Department of* KRS (National Court Register)	8,389	-	97.06%	Subsidiary	Full method	23.06.2000	2000
16.	ORLEN Transport Nowa Sol Sp. z o.o. – Nowa Sol	Transport services	District Court in Zielona Gora, VIII Economic Department of KRS (National Court Register)	9,762	-	96.75%	Subsidiary	Full method	09.06.2000	2000
17.	Zaklad Budowy Aparatury S.A. – Plock	Industry machinery manufacturing	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	17,383	-	96.57%	Subsidiary	Full method	27.10.1998	1999
18.	ORLEN Laboratorium Sp. z o.o.	Laboratory services	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	9,413	-	94.94%	Subsidiary	Full method	13.02.2003	2003
19.	ORLEN Transport Olsztyn Sp. z o.o. – Olsztyn	Transport services	District Court in Olsztyn, VIII Department of KRS (National Court Register)	8,025	-	94.82%	Subsidiary	Full method	29.05.2000	2000
20.	ORLEN OIL Sp. z o.o. – Krakow (consolidated financial statements)[2, 5]	Chemicals, petrochemicals and refinery products trading	District Court for Krakow-Srodmiescie in Krakow, XII Economic Department of KRS (National Court Register)	40,198	-	92.29%	Subsidiary	Full method	27.08.1998	1999
21.	ORLEN PetroTank Sp. z o.o. – Widelka	Liquid fuels trading	District Court in Rzeszow, XII Economic Department of KRS (National Court Register)	36,246	-	90.00%	Subsidiary	Full method	09.04.1996	1996
22.	ORLEN Transport Kedzierzyn-Kozle Sp. z o.o. – Kedzierzyn-Kozle	Transport services	District Court in Opole, VIII Economic Department of KRS (National Court Register)	5,680	-	89.35%	Subsidiary	Full method	29.05.2000	2000
23.	Petrotel Sp. z o.o. – Plock	Telecommunication services	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	7,282	-	88.80%	Subsidiary	Full method	14.08.1997	2000
24.	Rafineria Trzebinia S.A. – Trzebinia (consolidated financial statements) [2]	Production activity, crude oil processing and sale of fuels and oils	District Court for Krakow-Srodmiescie in Krakow, XII Economic Department of KRS (National Court Register)	74,503	-	77.07%	Subsidiary	Full method	27.10.1997	1997
25.	Anwil S.A. – Wloclawek (consolidated financial statements) [2]	Production of PVC and fertilizers	District Court in Torun, VII Economic Department of KRS (National Court Register)	176,200	-	76.27%	Subsidiary	Full method	05.09.1995	1996
26.	Rafineria Nafty Jedlicze S.A. – Jedlicze (consolidated financial statements) [2]	Production activity, crude oil processing	District Court in Rzeszow, XII Economic Department of KRS (National Court Register)	64,000	-	75.00%	Subsidiary	Full method	01.01.1999	1999
27.	Inowroclawskie Kopalnie Soli „SOLINO" S.A. – Inowroclaw	Industrial brine production, trade and service activity	District Court in Bydgoszcz, XIII Economic Department of KRS (National Court Register)	17,560	-	70.54%	Subsidiary	Full method	28.09.1996	1997

(in PLN thousand)

a) Consolidated subsidiaries, joint ventures and associates

No.	Name and location	Activity	Appropriate court or institution maintaining register	Value of shares bought	Balance sheet value of shares	Percentage of share capital owned	Share capital relationship including direct and indirect relationship	Method of consolidation	Date of gaining control of significant influence	Year of including to consolida-tion
28.	SHIP – SERVICE S.A.– Warszawa (consolidated financial statements) [2]	Ship servicing in sea ports, loading of goods	District Court in Szczecin, XVII Economic Department of KRS (National Court Register)	22,800	-	60.86%	Subsidiary	Full method	30.09.2002	2002
29.	ORLEN Automatyka Sp. z o.o. - Plock	Repair services for automatic divisions	District Court in Plock Economic Department (Economic Department)	1,258	-	52.42%	Subsidiary	Full method	30.04.1999	2001
30.	ORLEN PetroZachod Sp. z o.o. – Poznan	Liquid fuels trading	District Court in Poznan, XXI Economic Department of KRS (National Court Register)	9,200	-	51.83%	Subsidiary	Full method	19.01.1998	1999
31.	Petrolot Sp. z o.o. – Warszawa	Liquid fuels trading	District Court for capital city of Warsaw in Warsaw, XX Economic Department of KRS (National Court Register)	10,220	-	51.00%	Subsidiary	Full method	07.01.1997	1997
32.	ORLEN Projekt S.A. – Plock	Technological and construction designing services	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	765	-	51.00%	Subsidiary	Full method	28.05.1998	2000
33.	ORLEN Wir Sp. z o.o. - Plock	Repair services for spinning machinery division	District Court in Plock Economic Department (Economic Department)	816	-	51.00%	Subsidiary	Full method	01.10.1999	2001
34.	BASELL ORLEN POLYOLEFINS Sp. z o.o. – Plock[1]	Production, distribution and sales of polyolefins	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	453,699	411,367	50.00%	Joint Venture	Equity method	19.12.2002	2003
35.	Naftoport Sp. z o.o. – Gdansk	Construction and utilizing of liquid fuels, maintenance of reloading terminals	District Court in Gdansk, XII Economic Department of KRS (National Court Register)	35,319	48,795	48.71%	Associated	Equity method	17.07.1991	1996
36.	Flexpol Sp. z o.o. – Plock	Foil production and packaging	District Court for capital city of Warsaw in Warsaw, XXI Economic Department of KRS (National Court Register)	4,800	6,522	40.00%	Associated	Equity method	03.01.2000	2000
37.	Chemiepetrol GmbH – Hamburg	Trade and intermediary activities regarding chemical and derivative goods	HRB 33084 Amtsgericht Hamburg	397	656	20.00%	Associated	Equity method	28.04.1993	1996

[1] ORLEN Gaz Sp. z o.o. posses 51,60% in Petrogaz Wroclaw Sp. z o.o. Mentioned entity is consolidated by the Dominant Company with full method.
[2] Complete listing of companies consolidated by ORLEN PetroProfit Sp. z o.o., Rafineria Trzebinia S.A., Rafineria Nafty Jedlicze S.A., Anwil S.A. , ORLEN Oil Sp. z o.o., SHIP-SERVICE S.A. is presented in Note 5.
[3] ORLEN Transport Plock posses 94.50% in ORLEN Transport Warszawa Sp. z o.o., 96.40% in ORLEN Transport Poznan Sp. z o.o. All mentioned entities are consolidated by the Dominant Company with full method.
[4] % share in the Company posses: Dominant Company – 82.46%, Rafineria Trzebinia S.A. – 17.54%.
[5] % share in the company posses: Dominant Company – 9.00%, Rafineria Trzebinia S.A. – 75.58%, Rafineria Nafty Jedlicze S.A. – 7.71%.

(in PLN thousand)

b) Unconsolidated subsidiaries and associates

No.	Name and location	Activity	Percentage of share capital owned	Share in total votes on General Meeting of Shareholders	Revenue (net sales and financial income)	Total assets as at 30 June 2004	Net profit for first half of 2004
1.	SAMRELAKS Machocice Sp. z o.o. – Machocice Kapitulne	Hotels and motels with restaurants	100.00%	100.00%	771	4,943	(316)
2.	ZAWITAJ Swinoujscie Sp. z o.o. – Swinoujscie	Hotels and motels with restaurants	100.00%	100.00%	675	3,265	(308)
3.	Z.W. Mazowsze Leba-Ulinia Sp. z o.o. – Leba	Resting and recreation activity	100.00%	100.00%	1,064	3,222	(26)
4.	Wisla Plock Sportowa S.A. – Plock	Sports activity	100.00%	100.00%	8,797	5,743	183
5.	ORLEN Ochrona Sp. z o.o. – Plock	Security services	100.00%	100.00%	18,390	12,343	1.386
6.	Centrum Komercjalizacji Technologii Sp. z o.o. – Plock	Business and management advisory	100.00%	100.00%	168	952	(37)
7.	Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. – Opole	Production and services activity	99.94%	99.94%	11,289	12,608	504
8.	Serwis Nowa Wies Wielka Sp. z o.o. – Nowa Wies Wielka	Maintenance services	99.32%	99.32%	1,543	2,032	(90)
9.	D.W. Mazowsze Ustron Sp. z o.o. – Ustron Jaszowiec	Resting and recreation activity	98.73%	98.73%	491	1,446	(28)
10.	Serwis Mazowsze Sp. z o.o. – Warszawa	Maintenance services	88.50%	88.50%	3,064	2,102	(359)
11.	BHT Dromech S.A. w likwidacji – Warszawa	Containers and tanks production	81.14%	81.14%	*	*	*
12.	Centrum Edukacji Sp. z o.o. – Plock	Education and training services	69.43%	69.43%	3,487	2,336	343
13.	ORLEN Petrogaz Nowa Brzeznica Sp. z o.o. w likwidacxji – Nowa Brzeznica	Liquid gas sale	52.00%	52.00%	*	*	*
14.	Petromor Sp. z o.o. – Gdansk	Storing of goods for resale	51.31%	51.31%	60	2,227	(134)
15.	Przedsiebiorstwo Rolne Agro – Azoty II – Wloclawek Sp. z o.o. Laka k. Koszalina	Agriculture	100.00%	100.00%	701	1,470	(165)

(in PLN thousand)

b) Unconsolidated subsidiaries and associates (continued)

No.	Name and location	Activity	Percentage of share capital owned	Share in total votes on General Meeting of Shareholders	Revenue (net sales and financial income)	Total assets as at 30 June 2004	Net profit for first half of 2004
16.	Hermann Eggert Mineraloelvertriebs GmbH – Elmshorn (Germany)	Stake management	100.00%	100.00%	0	397	0
17.	RAF-BIT Sp. z o.o. – Jedlicze	Information systems services	100.00%	100.00%	587	327	3
18.	Wecotect Trading & Consulting GmbH w likwidacji – Elmshorn (Germany)	Advisory services, trade	100.00%	100.00%	0	896	96
19.	Zakladowa Straz Pozarna Sp. z o.o. – Trzebinia	Fire fighting services	99.97%	99.97%	2,276	2,899	59
20.	Sanatorium Uzdrowiskowe „Krystynka" Sp. z o.o. – Ciechocinek	Preventing and curing, resting and recreation activity	98.17%	98.17%	1,140	2,776	116
21.	Przedsiebiorstwo Gazyfikacji Bezprzewodowej PEGEBE S.A. – Plock	Trade and distribution of gas	92.00%	92.00%	1,938	1,645	82
22.	Raf-Sluzba Ratownicza Sp. z o.o. – Jedlicze	Fire fighting services	88.19%	88.19%	1,316	504	12
23.	Petromont Sp. z o.o. – Niemce	Trade and construction services	85.00%	85.00%	10,833	3,436	(30)
24.	PetroUkraina Ltd Sp. z o.o. – Lwow (Ukraine)	Trade	80.00%	80.00%	**	**	**
25.	NTVK – Wilno (Lithuania)	Trade	76.00%	76.00%	*	*	*
26.	Join-Venture of Poland and Ukraine in the form of Sp. z o.o. PETRO-UKRAINA w likwidacji – Lwow (Ukraine)	Used oil collection	62.00%	62.00%	*	*	*
27.	Ran-Akses Sp. z o.o. w likwidacji – Szczecin	Used oil collection	60.69%	60.69%	*	*	*
28.	Ran-Oil Sp. z o.o. – Tarnow	Used oil collection	51.00%	51.00%	1,360	385	(1)
29.	Ran-Petromex Sp. z o.o. – Opole	Used oil collection	51.00%	51.00%	*	*	*
30.	Ran-Watt Sp. z o.o. w likwidacji – Torun	Used oil collection	51.00%	51.00%	*	*	*

(in PLN thousand)

b) Unconsolidated subsidiaries and associates (continued)

No.	Name and location	Activity	Percentage of share capital owned	Share in total votes on General Meeting of Shareholders	Revenue (net sales and financial income)	Total assets as at 30 June 2004	Net profit for first half of 2004
31.	Motell Sp. z o.o. – Morawica	Catering and hotel services	35.00%	35.00%	3,183	1,235	(112)
32.	POILEN Sp. z o.o. – Krakow	Construction designing services, delivery and assembling of heating and mechanical facilities	24.99%	24.99%	0	79	(132)
33.	Petro-Oil CZ s.r.o. – Brno Prikop (Czech Republic)	Production, trade and services in oil industry	49.00%	49.00%	6,851	955	21

* Entity in liquidation/bankruptcy

** Company suspended its activity

Financial data of companies for 6 months ended 30 June 2004 as presented above were not the subject of an audit or review of the auditor.

Due to insignificant amounts presented in the financial statements of the individual entities and all above mentioned entities together, the above companies were not consolidated.

(in PLN thousand)

C. Format and general rules of preparation of financial statements

The consolidated financial statements were prepared in compliance with the Polish Accounting Standards defined by the amended Accounting Act of 29 September 1994 (Journal of Law No 76, pos. 694, 2002, "the amended Accounting Act") and the Decree of the Council of Ministers of 16 October 2001 on type, form and scope of current and periodic information and published by issuers of securities (Journal of Law No 139, pos. 1569 with further changes, the "Decree") and covers the period from 1 January 2004 till 30 June 2004.

The consolidated financial statements comprises: for the balance sheet and balance sheet explanatory notes data as of as at 30 June 2004, as at 31 December 2003 and as at 30 June 2003, for income statement, cash flow statement and income statement explanatory notes – data for the period from 1 January 2004 to 30 June 2004 and for the period from 1 January 2003 to 30 June 2003.

The accounting rules applied for financial statements for periods beginning in year 2004 and for comparable data referring to 2003 are presented in point D of the introduction to the financial statements.

In the first half year 2004 the Group did not introduce significant changes in the applied accounting policy in the comparison to the policy applied by the Company and the Capital Group in 2003, except for changes in valuation of foreign currency assets and liabilities according to changes in the Accounting Act. Since 1 January 2004 the closing rate used for reporting assets and liabilities denominated in foreign currency is approximated by the average national Bank of Poland exchange rate at the end of an accounting period (NBP average). The effect of this changes was reflected in this financial statement by adjustments in the comparative data.

	Net profit	Equity	
	6 month period ended 30 June 2004	31 December 2003	30 June 2003
Published financial statements	550,950	9,129,889	8,442,823
Difference	3,932	26,097	17,815
Comparative data (restated)	554,882	9,155,986	8,460,638

Since 2004 the Company applies hedge accounting in relation to hedge settlements meeting certain requirements for hedge accounting, what effects in presentation of effective part of hedge in equity in the company's balance sheet as revaluation reserve until the moment it becomes realized. The changes mentioned above do not require restatements in the opening balances 2004 and the comparative data for 2003.

The consolidated financial statements were prepared under assumption that the Company and the entities from the Capital Group will continue as a going concern for foreseeable future, being period not shorter than 12 months subsequent to 30 June 2004. As of the date of authorisation of the consolidated financial statements the Management Board states that there are no facts or circumstances, indicating any threat of Company's and significant entities from Capital Group continuation as a going concern.

D. Description of accounting polices adopted by the Capital Group

The consolidated financial statements were prepared on the historical cost basis concept except for the following items:

- fixed assets (Note 3),
- financial instruments (Note 10 and Note 46).

Accounting polices adopted by the Capital Group are presented below.

Intangible fixed assets

Intangible fixed assets are recognised if it is probable that in the future they will bring economic benefits, which can be attributed directly to these assets. Initially intangible fixed assets are presented at the purchase price or at manufacturing cost. Subsequently, the intangible fixed assets are valued at the purchase price or at manufacturing cost less accumulated amortisation and impairment losses. Intangible fixed assets are amortised

using straight-line method over their estimated economic life. Amortisation rates resulting from tax regulations are used only if they correspond with the economic life of the intangible fixed assets. The correctness of applied periods and depreciation rates are verified at regular intervals, at least at the end of the financial year, and any necessary adjustments to amortisation charges are made in subsequent periods.

Typical amortisation rates applied in reference to intangible fixed assets:

Licences, patents and similar assets	7- 50%
Computer software	10- 50%

Research and development costs

Expenses on research are treated as costs at the moment when they are incurred. Costs of completed development projects conducted for own needs, incurred before the production is commenced or technology is applied, are treated as intangible fixed assets, if:

- product or technology of production is clearly set, and related costs of development are reliably determined,
- technical usefulness of a product or technology has been confirmed and properly documented and on this basis the entity decided to manufacture the products or to apply the technology,
- the costs of completed research will be covered – according to estimations – by sales of the products or application of the technology.

The period of amortisation of development costs does not exceed 5 years.

Goodwill

Goodwill is the positive difference between purchase price of certain entity or its organised part and the fair value of the net assets taken over. If the purchase price of the entity or its organised part is lower than the fair value of assets taken over, the difference constitutes the negative goodwill.

The excess of the purchase price over the fair value of net assets of the acquired company is presented as goodwill in assets of the company to which the assets of the joint companies were transferred or in assets of a new company set up as the result of the merger.

Goodwill is amortised not longer than 5 years. Amortisation is charged on the straight line basis and is treated as other operating cost. In cases other than described in the paragraph below, the negative goodwill up to the value not exceeding fair value of acquired fixed assets, excluding long term financial assets quoted on regulated stock markets, is treated as deferred income and amortised over a period calculated as weighted average of economic life of acquired amortisable and depreciable assets. Negative goodwill in amount exceeding fair value of fixed assets, excluding long term financial assets quoted on regulated stock markets, is treated as income as of the day of merger.

The negative goodwill is written off into other operating income in amount relating to the value of reliably estimated future losses and costs estimated by the acquiring company as of the day of merger, though not constituting liabilities. The write-off is made in the reporting period, in which the losses and costs influence the financial result. If the losses and costs were not incurred in previously estimated reporting periods, the negative goodwill related to them is written off in the manner described above.

Tangible fixed assets

Tangible fixed assets, excluding land and real estate classified as investments, are stated at purchase price or manufacturing cost subject to revaluation less accumulated depreciation and impairment losses. At the moment of disposal or liquidation of a fixed asset the purchase price or manufacturing cost and its accumulated depreciation are removed from books and any profit or loss on its disposal is presented in income statement. Land is valued at purchase price less impairment losses.

Costs incurred after a fixed asset is put into operation, such as: overhauls and maintenance influence financial result of the reporting period in which they were incurred. If it is possible to prove that the incurred costs increased the future economic benefits resulting from ownership of the fixed asset exceed the benefits previously assumed, the incurred costs increase the initial value of the fixed asset.

Tangible fixed assets are depreciated using the straight-line method over their estimated useful economic lives. Depreciation rates resulting from tax regulations are used only if they correspond with the economic life of the fixed assets. The correctness of applied periods and depreciation rates are verified at regular intervals, which results in proper adjustments of depreciation charges in subsequent periods.

Typical depreciation rates applied to tangible fixed assets are as follows:

Buildings and constructions	1.5-10%
Plant and machinery	4.0-30%
Transportation vehicles	6.0-20%
Other tangible fixed assets	8.5-25%

Assets of estimated useful life below 1 year and cost less than PLN 3.5 thousand are fully expensed when brought into usage.

The impairment losses on a fixed asset, which previously was subject to revaluation, are deducted from the revaluation reserve attributed to given fixed asset. In case the impairment loss exceeds the revaluation reserve attributed to this fixed asset, the difference is expensed in the reporting period in which the impairment loss was recognised.

Acquired perpetual usufruct rights of land and acquired cooperative title to premises are recorded as fixed assets and depreciated over their economic useful life.

The Group does not recognise perpetual usufruct rights of land acquired based on administrative decisions in previous periods due to the fact that the historical value of such right cannot be reliably determined.

Construction in progress

Construction in progress is recorded at total costs directly attributable to its purchase or manufacture less impairment charges. Construction in progress includes also materials purchased for construction in progress. Construction in progress is not depreciated until it is completed and put into operation.

Financial lease

Assets used under lease, tenancy agreements or other agreements complying with the criteria set by the Accounting Act are treated as fixed assets and presented at lower of the two: fair value of the leased asset at the beginning of the lease contract and current value of minimal lease payments.

Assets leased out, tenancy agreements or other agreements complying with the criteria set by the Accounting Act are treated as long term receivables and presented at the amount of net lease investment.

Real estate investments

Real estate investments comprise investments in land, buildings purchased to gain income from rent and from increase in real-estate value. Real estate used for mentioned above economical benefits but do not purchase for this reason are treated as fixed assets. Real estate investments are presented at fair value.

Investments in subordinates

Shares in subordinates are presented in unconsolidated financial statements at cost of purchase less impairment losses. In the consolidated financial statements significant subordinates are fully consolidated.

Goodwill on consolidation of subsidiaries is calculated as a surplus of the purchase price of shares in the subsidiary over corresponding share in net assets of subsidiary based on their fair value on the date of obtaining control. Goodwill on consolidation of associates is calculated as a surplus of the purchase price of shares in the associate over corresponding share in net assets of associate on the date of obtaining significant influence. Goodwill on consolidation is charged to income statement using straight-line method over period not longer than five years.

Negative goodwill on consolidation of subsidiaries is calculated as a surplus of share in net assets of subsidiary based on their fair value on the day of obtaining control over the purchase price of shares in a subsidiary.

Negative goodwill on consolidation of associates is calculated as a surplus of value of share in equity of associate as at the date of obtaining significant influence over the purchase price of shares in associate. Negative goodwill is charged over period calculated as weighted average economic useful life of the depreciable assets acquired.

Inventories

Inventories are stated at the net realisable value being the lower of purchase price or manufacturing cost and net selling price. Different types of inventories are valued using weighted average method in a following manner:

Raw materials:	Purchase cost
Semi-finished products and work in progress:	Cost of manufacture
Finished goods:	Cost of manufacture
Goods for resale:	Purchase cost

Indirect costs included in manufacturing costs comprise among others: the part of fixed, indirect production costs, which correspond with level of normal operating capacity utilisation.

The net realisable value is determined as possible to obtain, as of the balance sheet date, selling price less VAT and excise, less any rebates, discounts and any other similar decreases in value and costs spent on making the item available for sale and enabling the sale.

Inventories that lost their economic usefulness are accounted for as costs.

Receivables

Receivables are stated at amount due less allowance. Allowances are recognised either based on the analysis of possibility of collection of receivables from individual debtors or when the contractor goes into bankruptcy or liquidation.

Allowances for bad debts are treated as other operating or financial costs – depending on the kind of the receivables, to which the allowance refers.

Written-off, overdue and bad debts diminish the previously made allowances for their value.

Written-off, overdue and bad debts for which no allowances were made or which were not fully allowed for, are treated as other operating costs or financial costs.

Cash and cash equivalents

Cash and other cash assets include cash on hand and cash in banks, cash in transit and other cash assets. Cash includes assets in form of domestic currency and foreign currencies. Cash and cash equivalents are stated at nominal value.

Prepayments and deferred costs

Deferred costs are expenses relating to a period later than that in which they were incurred. Such deferred costs mainly include the following: cost of excise duty and fuel charge (concerning inventory of goods), cost of catalysts, costs of insurance, cost of advertising concerning patronage agreements and leasing costs.

Financial instruments

Financial instruments are presented and valued in accordance with Decree of the Minister for Finance dated 12 December 2001 on detailed rules of recognition, valuation methods, scope of disclosure and way of presentation of financial instruments ("decree on financial instruments").

Financial instruments are classified into the following categories:

a) held-for-trade financial assets and liabilities,
b) loans granted and own receivables,
c) financial assets held to maturity,
d) financial assets available for sale.

Held-for-trade financial assets are treated as assets acquired principally for the purpose of generating economic benefit from short-term changes in price and fluctuations of other market factors or short maturity of the acquired instrument, and other financial assets too, irrespective for intentions, which lead to conclusion of the contract, if they constitute an element of portfolio of similar financial assets, the realisation probability of intended economic benefits in a short time is considerable.

Held-for-trade financial assets or financial liabilities comprise financial derivatives, except when an entity recognises concluded contracts as hedging instruments.

Financial assets arisen directly due to cash transfer to the other party of the contract, providing that the contract meets requirements determined in proper paragraphs of decree on financial instruments are treated as loans granted and own receivables, irrespective of their maturity.

Financial assets not classified as loans granted and own receivables, for which the concluded contracts determine the maturity of nominal value and right to obtain at set dates economic benefits, for example, interests of constant or determinable amount, providing that the entity intends and is able to hold the assets until maturity, are classified as held-to-maturity financial assets.

Other financial assets, not meeting requirements classifying them into categories enumerated in points a) to c) are treated as financial assets available for sale.

Financial assets are carried at their fair value (without any deduction for transaction costs which the entity would incur in case of selling the assets) excluding:

a) loans granted and own receivables not available for sale,
b) financial assets held to maturity,
c) financial assets for which market price set on regulated active market does not exist or for which it is unworkable to measure their fair value reliably,
d) hedged financial assets.

Financial assets not valued at their fair value are valued in the following manner:

- loans granted and own receivables, excluding those held for trading - at the amortised cost, estimated by using effective interest rate regardless if the entity is going to held it until maturity or not,
- financial assets, for which the maturity is set - at adjusted purchase price estimated by using effective interest rate,
- financial assets, for which the maturity is not set - at the purchase price.

Financial liabilities are valued at the amortised cost, excluding financial liabilities held-for-trade and derivatives, which are stated at fair value.

Derivatives and embedded derivatives

Derivatives possessed by the Group, which are not accounted for as hedging instruments are classified as short term assets and carried at fair value, with any changes to their fair value charged to income statement. Derivatives are in particular: forward and futures contracts, options and swap contracts.

An embedded derivatives are separated from the host contracts and accounted for as derivatives if all of the following conditions are met:

- the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract in which the subject derivative is embedded,
- a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative,
- it is possible to determine reliably value of the embedded derivative,
- the hybrid (combined) instrument is not measured at fair value and changes in its fair value is not charged to net profit or loss.

Embedded derivatives are accounted for in a manner similar to this of separate derivatives that are not categorised as hedging instruments.

As a consequence of introduction of hedge accounting in 2004 the Company presents effective and ineffective part of hedge in equity and income statement respectively.

Equity

Equity is presented in books by category in accordance with rules determined by law and the Company's statute.

Share capital is stated at nominal value in compliance with the statutory regulations of the Company and the relevant entry in the Company's Register.

Declared but not paid share capital is accounted for as unpaid share capital. Own shares and unpaid share capital decrease the value of equity of the Company.

The reserve capital is supplied from net profit distribution, transfer of revaluation reserve and share premium decreased by the shares issuance costs.

Equity arisen due to conversion of debt securities, liabilities and loans into shares is presented at nominal value of these securities, liabilities and loans, adjusted by not amortised discount or premium, interests accrued and not paid to the day of conversion, which will not be paid, unrealised foreign exchange differences and capitalised issuance costs.

Revaluation reserve was established as result of the fixed assets revaluation as at 1 January 1995. In case of disposal or liquidation of a fixed asset item, the corresponding part of revaluation reserve is transferred to reserve capital. Moreover, reserve capital is increased by the difference between fair value and purchase price, less deferred tax, of the asset available for sale if market price set on regulated active market exists or for which it is workable to measure their fair value reliably.

Impairment losses on fixed asset, which previously was subject to revaluation, diminishes the revaluation reserve attributed to the fixed asset. If impairment loss exceeds the revaluation reserve attributed to given fixed asset, the difference is expensed in the reporting period in which the impairment loss was recognised.

Formation costs diminish the reserve capital up to the amount of share premium. The remaining part of formation costs is expensed as financial cost.

Provisions

Provisions are set for:

1) certain or highly probable future liabilities, amount of which can be reliably estimated, particularly for losses on economic transactions in progress, including guarantees granted, borrowing transactions, results of legal actions,
2) future liabilities resulting from restructuring, if basing on separate rules the Company is obliged to perform it or binding agreements were concluded and the restructuring plans allow to estimate reliably the value of future liabilities.

The above mentioned provisions are expensed as: other operating costs, financial costs or extraordinary losses, depending on circumstances to which the future liabilities correspond. Occurrence of the liability for which the provision was set diminishes the provision.

Provision for jubilee and retirement bonuses

According to remuneration schemes, employees are entitled to jubilee bonuses upon completion of a certain number of years in service and to retirement allowances paid on retirement. The amount of bonuses depends on employee's average remuneration and length of service. The employees receive also a one–off payments on retirement. Pensions are paid to employees who prove permanent disability to work. The amount of bonuses depends on employee's average remuneration and length of service. The costs of jubilee and retirement/pension bonuses are accrued in Company on a basis of an independent actuarial valuation. According to the Accounting Act the provisions for jubilee and retirement bonuses are presented in the balance sheet in caption "Liabilities and provisions for liabilities" as "Provision for retirement benefits and similar bonuses".

Equity compensation plan costs

Convertible bonds, issued by the Company as the part of the employee compensation plan, are recognised at the moment of granting the employee an option to buy convertible bonds. As of balance sheet date, the fair value of the convertible bonds is recognised as remuneration expense and presented in short term payables. The fair value is estimated on the basis of historical volatility of listed shares and Black-Scholes' model.

Environmental costs

Provisions for certain or highly probable costs or losses resulted from environment protection requirements are recorded in case of existence of law requirements or existing policy regarding elimination of pollution of environment or harmful items, if the amount of future expenses or losses is possible to be estimated. The Company periodically updates the level of environmental provision based on independent expert valuations.

Loans and borrowing expenses

Costs of loans and borrowings are recognised in principle at the moment of occurrence. Costs of loans and borrowings are capitalised only in case if they directly refer to acquisition, construction or manufacture of certain element of assets. Costs of loans and borrowings are capitalised until the element of assets is ready for planned use. Providing that the net book value of an asset is greater than the value possible to recover, the net book value is decreased by the write-off resulting from impairment.

Loans are initially recorded at the amount of inflows received, decreased by transaction costs. Subsequently they are presented at the amortised cost with use of effective interest method. The difference between net inflows and maturity amount is reflected in net profit or loss in the period of loan.

Foreign currency transactions

At the balance sheet date assets and liabilities denominated in foreign currencies are recorded using the average National Bank of Poland exchange rate as at the balance sheet date ("NBP average").

Positive exchange rate differences concerning long term investments denominated in foreign currencies, arising at the day of their valuation are credited to revaluation reserve. If the revaluation amount was not settled to the valuation date, the negative valuation change of the investment previously revaluated, debits the revaluation reserve to the amount at which the revaluation reserve was credited. In other cases the results of negative valuation change are recognised as financial costs. Increase in valuation of specified investment, directly connected with its previous negative valuation, treated as financial costs, is recognised, to the level of these costs as financial income.

Exchange rate differences concerning other foreign exchange assets and liabilities, arising at the date of their valuation by the payments of receivables and payables, are recognised as financial income or financial costs respectively, and in the justified cases as purchase price or cost of fixed assets construction.

Method of translating financial statements of foreign entities expressed in foreign currencies

Financial statements of foreign entities are translated into Polish currency. Relevant balance sheet captions are translated using the average National Bank of Poland exchange rate as at the balance sheet date; relevant income statement captions are translated using the exchange rate being the arithmetic average of the National Bank of Poland exchange rates as at the days ended the monthly periods.

Sales revenues

The sales revenues comprise amounts due or received from sales, including excise and fuel charge, less VAT. Revenues from sales are recognised in situation when it is probable that the company will receive economic benefits resulting from transactions and when amount of the revenues can be reliably estimated.

Sales of goods and materials is recognised at the moment of delivery, which results in transfer of risk and benefits stemming from ownership of these goods and products. Income on services is recognised in proportion to the completion, providing that it is possible to estimate it reliably. In case it is not possible to estimate reliably the effect of transaction related to services rendering, income on the services are recognised only to the value of costs incurred in relation to it.
The amount of sales revenues is corrected by the totals from settlement of transactions hedging cash flows.

Operating costs

Operating costs are accounted for in period they relate to. Costs are accounted for both by type and by function. Cost of goods sold, goods for resale and materials includes direct costs of goods and justifiable part of indirect costs. General and administration expenses include costs of the entities from the Capital Group general operations and their management. Selling and distribution costs are the costs incurred in relation with sales of products and goods for resale and include particularly excise tax and fuel charge related to sale of products of the Capital Group.

Dividends

Dividends receivable are accounted for as financial income as of the day when the proper body concludes about profit division resolution, unless the resolution determines another day of right to the dividend.

Net profit or loss

Net profit or loss is constituted by:

- operating profit or loss, including this resulting from other operating income and costs,
- financial operations result,
- extraordinary operations result,
- compulsory amounts reducing profit resulting from income tax, the payer of which is the entity, and payments equal to it, on the basis of separate regulations, as well as differed tax.

Result on operating activity is calculated as the difference between net income on sales of products, goods and materials adjusted by grants, discounts, rebates and other increases and decreases, excluding VAT and other operating income and cost of sales of products, goods for resale and materials sold, valued at initial cost or at purchase price , increased by all incurred from the beginning of the year general and administration expenses, selling and distribution costs and other operating costs.

Result on financial operations is the difference between financial income, particularly on dividends (shares in profits), interests, profits on investment sales, adjustments of investments values, excess of positive above negative foreign exchange differences, and financial costs, particularly on interests, losses on sales of investments, adjustments of investments values, excess of negative above positive foreign exchange differences.

Result on extraordinary items is the difference between extraordinary profits and losses.

(in PLN thousand)

Taxation

Current liabilities resulting from corporate income tax are calculated in accordance with Polish taxation law.

Due to temporary differences between book values and tax values of assets and liabilities the entities of the Capital Group set up provisions and/or recognise assets resulting from deferred tax.

Deferred tax asset is set in the amount of future expected tax deduction due to negative temporary differences, which will lower in the future basis for income tax calculation, set in line with prudent valuation principle.

Deferred tax provision is set in the amount of income tax due in the future, due to positive temporary differences, which are differences, which will increase basis for income tax calculation in the future.

The amount of deferred tax asset and provision is set basing on income tax rates binding in the predicted year of occurrence of income tax liability.

Deferred tax asset and provision can be netted off against if there is a title giving right to simultaneous settlement when calculating current tax liability.

Deferred tax asset and provision resulting from operations settled with equity are also reflected in equity.

Impairment

Impairment takes place when there is a considerable probability, that the item of assets controlled by the company will not bring in the future in a considerable part or at all the previously estimated economic benefits. It justifies making a write-off bringing down the net book value of the item of assets to the net sales price, and in case of inability to determine the price – to differently determined fair value.

Write-offs on current assets made in reference to their impairment and resulting from their valuation at net realisable value instead of purchase or acquisition prices, or costs of manufacture are accounted for as respectively: other operating costs, costs of goods sold or costs of sales.

Providing that the reason for which the write-off adjusting the value of assets was made, including impairment, is no longer present, the value of all or respective part of previously made write-off increases value of the item of assets and is accounted for as respectively other operating income or financial income.

Contingent liabilities and receivables

Contingent liability is defined as an obligation, arising of which is dependent on occurrence of certain events. Contingent liabilities are not presented in balance sheet, however information about contingent liabilities is disclosed unless the probability of outflow of resources embodying economic benefits is insignificant.
Contingent receivables are not presented in balance sheet, but the information about contingent receivables is disclosed, if the inflow of resources embodying economic benefits is probable.

Related party transactions

According to the Accounting Act transactions between related parties, which are: the dominant company or significant investor, subsidiaries, joint ventures and associates are presented in the financial statements. Related parties in case of the Capital Group are all entities directly or indirectly associated and entities directly or indirectly dependent and joint ventures not consolidated.

Investment allowance

In accordance with Decree of Cabinet dated 25 January 1994 on investment allowance and reductions of income tax ("Investment Expenses Decree") and with article 18a of the Corporate Income Tax Act, being in force till 31 December 1999 and with article 3.1 of the Act dated 20 November 1999 on Changes of Corporate Income Tax Act being in force from 1 January 2000, the entities of the Group benefited from investment allowance in period 1998-2003. The fixed assets affected by the investment allowance are depreciated for accounting purposes according to normal depreciation rates applied for particular types of fixed assets. The effects of the investment allowance are recorded off-balance sheet and considered only in relation to taxable profits and deferred tax provision purposes.

Management Board estimates

The preparation of consolidated financial statements requires Management Board of the Dominant Company to make estimates and assumptions that affect the amounts reported in the financial statements and notes to these financial statements. Actual results may differ from those estimates. Management estimates concern among the others provision setting, accruals and depreciation rates.

E. Main captions of the consolidated financial statements calculated in EURO together with exchange rates

	First half of 2004
NBP average exchange rate at the end of period	4.5422
Arithmetic average of 6 month exchange rates (on the basis of the rate from the last day of the month)	4.7311
Maximum exchange rate during the period (last day of the month) - 28.02.2004	4.8746
Minimum exchange rate during the period (last day of the month) – 30.06.2004	4.5422

SELECTED FINANCIAL DATA	PLN thousand	EURO thousand	PLN thousand	EURO thousand
	01.01.2004-30.06.2004	01.01.2004-30.06.2004	01.01.2003-30.06.2003	01.01.2003-30.06.2003
I. Net sales of finished products, goods for resale and materials	18,651,959	3,942,415	15,243,346	3,221,945
II. Operating profit	1,185,198	250,512	784,003	165,713
III. Profit before taxation	1,260,469	266,422	771,007	162,966
IV. Net profit	1,028,855	217,466	554,882	117,284
V. Assets (as at the balance sheet date)	18,424,971	4,056,398	16,696,903	3,675,951
VI. Liabilities and provisions for liabilities (as at the balance sheet date)	7,810,709	1,719,587	7,391,967	1,627,398
VII. Long term liabilities (as at the balance sheet date)	1,999,916	440,297	471,028	103,700
VIII. Short term liabilities (as at the balance sheet date)	4,786,322	1,053,745	5,936,859	1,307,045
IX. Shareholders equity (as at the balance sheet date)	9,894,444	2,178,337	8,460,638	1,862,674
X. Share capital (as at the balance sheet date)	534,636	117,704	525,221	115,631
XI. Number of shares (as at the balance sheet date)	427,709,061	427,709,061	420,177,137	420,177,137
XII. Net profit for the 6 month period ended 30 June 2004 per share (PLN/EURO)	2.41	0.75	1..32	0.28
XIII. Net book value per share (PLN/EURO)	23,13	5,09	20,14	4,43
XIV. Net cash flow from operating activities	1,685,260	356,209	431,479	91,201
XV. Net cash flow used in investing activities	(809,887)	(171,184)	(832,789)	(176,024)
XVI. Net cash flows used in financing activities	(599,613)	(126,739)	602,960	127,446

Selected consolidated financial data for the year 2004 and 2003 were calculated into EURO according to the following rules:

- particular captions of assets and liabilities– at the average exchange rate published as at 30 June 2004 – 4.5422 PLN/ EURO,
- particular captions of income statement and cash flow statement– at the exchange rate being an arithmetic average of rates published by the National Bank of Poland for the last day of each month in the period from 1 January 2004 to 30 June 2004 – 4.7311 PLN/ EURO.

F. Financial statements according to International Financial Reporting Standards

On 27 September 2004 the Dominant Company prepared consolidated financial statements of the PKN ORLEN Group for the 6 and 3 month period ended 30 June 2004 in accordance with International Financial Reporting Standards ("IFRS"). Hyperinflation effects were not included in those financial statements as required by IAS 29 "Financial Reporting in Hyperinflationary Economies". Polish enterprises are obliged to revalue their fixed assets (using the rates set by the Head of Central Statistical Office for the particular groups of fixed assets) in accordance with relevant ordinances issued by the Minister of Finance. The Company last revalued its fixed assets as of 1 January 1995 to reflect the effects of inflation. The results of revaluation are shown as "Revaluation reserve", and are not distributable. According to IAS 29 "Financial Reporting in Hyperinflationary Economies" value of assets and liabilities are to be stated at revalued cost as at the end of hyperinflationary reporting period and are basis for the valuation of assets and liabilities in financial statements of subsequent periods. Polish economy till the end of 1996 was hyperinflationary economy, but beginning from 1997 the criteria for hyperinflationary economy were not met.
This revaluation was not performed in accordance with the provisions of IAS 29 since the Company did not use a general price index and did not subsequently revalue its fixed assets as of 31 December 1996. The Group is unable to quantify the impact on these financial statements of non-compliance with IAS 29.
The above revaluation was also not performed in accordance with the provisions of International Accounting Standard 16 "Property, plant and equipment" (IAS 16) since the revaluation method did not assure that the revalued amount of fixed assets was approximate to their fair value.

In 2003 the International Accounting Standards Board has issued IFRS 1, which is effective for financial statements for periods beginning on or after 1 January 2004. In accordance with the pronouncements of IFRS 1 the Company is considered as the first time adopter of IFRS. IFRS 1 requires, among other things that an entity recognises in its financial statements all assets and liabilities whose recognition is required by IFRSs. In accordance with IFRS 1 an entity may elect to measure an item of property, plant and equipment at the date of transition to IFRSs at its fair value and use that fair value as its deemed cost at that date. The Company has not determined fair value as a deemed cost in relation to the fixed assets discussed above, which would result from the requirements of IFRS 1.

Consolidated financial statements prepared under IFRS were subject to review by auditor who issued a qualified auditor's review report with respect to non-including hyperinflation effects in accordance with IAS 29 and rules for revaluation according to IAS 16, and also valuation of fixed assets in accordance with IFRS 1.

Due to requirements of the Accounting Act these consolidated financial statements were prepared in accordance with Polish Accounting Standards ("PAS") and accounting practices applied by companies in Poland and differ from financial statements that would have been prepared in accordance with IFRS in following areas:

	Net profit for 6 month period ended 30 June 2004	Net profit for 6 month period ended 30 June 2004
	PLN million	
PAS basis consolidated*	1,029	555*
Distributions from profit on social activity	(4)	(4)
Capitalisation of borrowing costs, net of depreciation	(81)	(34)
Amortisation of CPN goodwill	(5)	(5)
IFRS treatment of negative goodwill from consolidation	8	8
Deferred tax on the above	15	8
Changes in accounting policies adjusted in financial statements prepared according to PAS	26	
Others	7	(13)
IFRS consolidated	995	515

	Equity as at 30 June 2004	Equity as at 31 December 2003	Equity as at 30 June 2003
		PLN million	
PAS basis consolidated*	9,894	9,156*	8,461*
Distributions from profit on social activity	-	-	-
Capitalisation of borrowing costs, net of depreciation	377	458	492
Amortisation of CPN goodwill	57	62	67
IFRS treatment of negative goodwill from consolidation	(46)	(54)	(63)
Deferred tax on the above	(72)	(87)	(132)
Changes in accounting policies adjusted in financial statements prepared according to PAS	-		
Others	9	(25)	(12)
IFRS consolidated	10,219	9,510	8,813

* the data was restated due to change in the estimate of the closing rate used for reporting of foreign currency assets and liabilities

a. Distribution from profit on social activity

According to Polish business practice shareholders of the Company have the right to distribute the profit for the employees benefits, i.e. for bonus payment or for the Company's social fund. Such distributions are presented in statutory financial statements, similarly to dividend payments, through the change in equity. In the financial statements prepared in accordance with IFRS such payments are charged to operating costs of the year, that the distribution concerns.

b. Capitalisation of borrowing costs

According to PAS, borrowing costs are charged into the profit and loss account when incurred after reduction of amounts capitalised in investment expenditures, resulting from liabilities specifically referring to investment projects. Borrowing costs concerning general indebtedness are expensed wholly when incurred. Borrowing costs related directly to investment projects are capitalised until the fixed assets are brought into usage and are expensed with depreciation.
In financial statements prepared according to IFRS, the borrowing costs are capitalised pursuant to the allowed alternative treatment by IAS 23 "Borrowing costs".

c. Goodwill on the purchase of CPN employee shares

The shares purchased from employees of CPN in 1999 were presented according to IFRS on the basis of acquisition method. As a result, goodwill in the amount of PLN 107 million was recognised on purchase of 19.43% of CPN shares held by its employees.
For the purposes of the consolidated financial statements according to PAS the incorporation, including purchase of shares from minority shareholders, was conducted under pooling interest method.

d. IFRS treatment of negative goodwill from consolidation

Pursuant to PAS, before the amendment of the Accounting Act, i.e. before 2002, negative goodwill from consolidation was written off by the Company to incomes over 2-5 year period. In financial statements prepared under IFRS, the negative goodwill is and has been earlier written off in the period being a weighted average of economic useful life of acquired and depreciatable assets.

e. Deferred tax

Adjustments related to above mentioned differences between PAS and IFRS are basis for deferred tax calculation.

f. Sales revenues in financial statements according to IFRS

According to PAS sales revenues and selling costs include excise tax and fuel charge charged by PKN ORLEN and other entities of the Group on the products subject to excise tax and fuel charge and included in realised revenues.

For the purpose of IFRS financial statements, the amount of excise tax and fuel charge calculated by the entities of the PKN ORLEN Group was eliminated from sales revenues and selling costs in the amounts of PLN 4,899 millions during the 6 month period ended 30 June 2004 and PLN 4,348 millions during the 6 month period ended 30 June 2003.

g. Scope of financial statements

The captions of consolidated financial statements prepared according to PAS and IFRS may differ significantly. The scope of disclosures to consolidated financial statements according to PAS differs from the scope of disclosures under IFRS.

(in PLN thousand)

CONSOLIDATED FINANCIAL STATEMENTS AND COMPARATIVE CONSOLIDATED FINANCIAL DATA

CONSOLIDATED BALANCE SHEET

ASSETS

	Note	30 June 2004	31 December 2003	30 June 2003
I. Fixed assets		10 645 930	10 622 416	10 349 015
1. Intangible assets, including:	1	82 372	93 208	104 199
- goodwill		9 072	10 211	10 918
2. Goodwill on consolidation of subordinated entities	2	19 342	20 856	23 360
3. Tangible fixed assets	3	9 318 167	9 294 519	8 974 815
4. Long term receivables	4	10 532	18 084	12 484
4.1. From subordinated entities		1 415	1 402	1 536
4.2. From other entities		9 117	16 682	10 948
5. Long term investments	5	1 055 008	1 023 346	1 078 176
5.1. Real estates		-	-	-
5.2. Intangible assets		-	-	-
5.3. Long term financial assets		1 055 008	1 023 346	1 078 176
a) in subordinated entities, including:		507 500	489 816	460 889
- shares in subordinated entities accounted for on an equity basis		479 075	455 749	425 155
- shares in unconsolidated subordinated companies and joint venture entities		28 425	34 067	35 734
b) in other entities		547 508	533 530	617 287
5.4. Other long term investments		-	-	-
6. Long term prepayments, deferred costs and deferred tax asset	6	160 509	172 403	155 981
6.1. Deferred tax assets		22 707	15 120	18 247
6.2. Prepayments and deferred costs		137 802	157 283	137 734
II. Current assets		7 779 041	6 360 975	6 347 888
1. Inventories	7	3 349 117	3 041 411	3 132 185
2. Short term receivables	8,9	2 935 342	2 231 228	2 206 501
2.1. From subordinated entities		157 929	118 375	87 934
2.2. From other entities		2 777 413	2 112 853	2 118 567
3. Short term investments	10	1 224 148	718 310	447 067
3.1. Short term financial assets		1 223 755	717 809	446 566
a) in subordinated entities		-	-	-
b) in other entities		387 717	156 049	66 786
c) cash and cash equivalents		836 038	561 760	379 780
3.2. Other short term investments		393	501	501
4. Short term prepayments and deferred costs	11	270 434	370 026	562 135
Total assets		18 424 971	16 983 391	16 696 903

(in PLN thousand)

LIABILITIES	Note	30 June 2004	31 December 2003	30 June 2003
I. Shareholders equity		9 894 444	9 155 986	8 460 638
1. Share capital	13	534 636	534 636	525 221
2. Unpaid share capital (negative value)		-	-	-
3. Own shares (negative value)	14	-	-	
4. Capital reserve	15	7 245 664	6 468 021	6 278 684
5. Revaluation reserve	16	682 445	674 685	678 844
6. Other capital reserves	17	53 476	53 476	53 476
7. Foreign exchange gain on inclusion of subordinated entities		42 031	62 366	31 601
8. Undistributed profit from previous years		307 337	336 939	337 930
9. Net profit	39	1 028 855	1 025 863	554 882
10. Distribution from profit during financial year (negative value)	18	-	-	-
II. Minority interests	19	436 177	425 961	410 031
III. Negative goodwill on subordinated entities	20	283 641	301 369	434 267
IV. Liabilities and provisions for liabilities		7 810 709	7 100 075	7 391 967
1. Provisions for liabilities	21	904 119	828 715	895 149
1.1. Provision for deferred tax		212 395	212 323	317 054
1.2. Retirement benefits and similar provisions		170 416	158 588	150 278
a) long term		148 707	137 359	130 100
b) short term		21 709	21 229	20 178
1.3. Other provisions		521 308	457 804	427 817
a) long term		433 176	372 279	329 789
b) short term		88 132	85 525	98 028
2. Long term liabilities	22	1 999 916	1 839 284	471 028
2.1. To subordinated entities		-	168	-
2.2. *To other entities*		*1 999 916*	*1 839 116*	*471 028*
3. Short term liabilities	23	4 786 322	4 295 406	5 936 859
2.1. To subordinated entities		51 253	53 092	56 155
3.2. To other entities		4 679 062	4 195 414	5 822 273
3.3. Special funds		56 007	46 900	58 431
4. Accruals and deferred income	24	120 352	136 670	88 931
4.1. Negative goodwill		8	365	480
4.2. Other accruals and deferred income		120 344	136 305	88 451
a) long term		9 701	9 046	10 958
b) short term		110 643	127 259	77 493
Total liabilities		18 424 971	16 983 391	16 696 903

Net book value	25	9 894 444	9 155 986	8 460 638
Number of shares		427 709 061	427 709 061	420 177 137
Net book value per share (in PLN)		23,13	21,41	20,14
Diluted number of shares		-	-	-
Diluted net book value per share (in PLN)		-	-	-

OFF-BALANCE SHEET ITEMS				
1. Contingent receivables		-	-	-
1.1. From subordinated entities		-	-	-
- received guarantees and sureties		-	-	-
1.2. From other entities		-	-	-
- received guarantees and sureties		-	-	-
2. Contingent liabilities		756 595	155 385	90 909
2.1. To subordinated entities	26	625 423	106 747	76 195
- granted guarantees and sureties		171 724	106 747	76 195
- pledge on shares		453 699	-	-
2.2. To other entities		131 172	48 638	14 714
- granted guarantees and sureties		85 446	48 638	14 714
3. Other		14 940	11 771	9 297
Total off - balance sheet items		771 535	167 156	100 206

(in PLN thousand)

CONSOLIDATED INCOME STATEMENT

	Note	6 month period ended 30 June 2004	6 month period ended 30 June 2003
I. Net sales including:		18 651 959	15 243 346
- to subordinated entities	27, 28	526 863	342 737
1. Net sales of finished products	27	13 421 443	12 076 800
2. Net sales of goods for resale and materials	28	5 230 516	3 166 546
II. Cost of goods sold, including:		(10 963 384)	(8 693 148)
- to subordinated entities		(309 684)	(332 588)
1. Cost of sales of finished products	29	(6 053 493)	(5 809 691)
2. Cost of goods for resale and materials sold		(4 909 891)	(2 883 457)
III. Gross profit on sales (I-II)		7 688 575	6 550 198
IV. Selling and distribution costs	29	(5 966 331)	(5 374 145)
V. General and administration expenses	29	(414 470)	(454 604)
VI. Profit on sales (III-IV-V)		1 307 774	721 449
VII. Other operating income		100 898	212 463
1. Profit on disposal of non-financial fixed assets		5 800	4 821
2. Grants		1	-
3. Other	30	95 097	207 642
VIII. Other operating expenses		(223 474)	(149 909)
1. Loss from disposal of non-financial fixed assets		(1 177)	(4 666)
2. Impairment of non-financial assets		(70 514)	(23 820)
3. Other	31	(151 783)	(121 423)
IX. Operating profit (VI+VII-VIII)		1 185 198	784 003
X. Financial income	32	150 389	132 164
1. Dividends and shares in profits, including:		68 220	48 382
- from subordinated entities		-	1 873
2. Interest, including:		15 158	27 870
- from subordinated entities		467	418
3. Profit from sale of investments		2 932	28 238
4. Revaluation of investments		1 927	2 231
5. Other		62 152	25 443
XI. Financial expenses	33	(91 098)	(163 470)
1. Interest, including:		(55 473)	(86 242)
- to subordinated entities		-	(403)
2. Loss from sale of investments		(39)	-
3. Revaluation of investments		(5 714)	(1 246)
4. Other		(29 872)	(75 982)
XII. Profit (loss) on sale of shares in subordinated entities	34	3 795	427
XIII. Gross profit (IX+X-XI+/-XII)		1 248 284	753 124
XIV. Extraordinary items (XIV.1. - XIV.2.)		(2)	470
1. Extraordinary gains	35	17	746
2. Extraordinary losses	36	(19)	(276)
XV. Amortisation of goodwill from subordinated entities	2	(2 814)	(2 716)
XVI. Write-off of negative goodwill from subordinated entities	20	15 001	20 129
XVII. Profit before taxation (XIII+/-XIV-XV+XVI)		1 260 469	771 007
XVIII. Income tax	37	(247 455)	(224 372)
a) current part		(256 778)	(212 137)
b) deferred part		9 323	(12 235)
XIX. Other obligatory charges on profit	38	-	-
XX. Income from associated companies accounted for under the equity method		39 620	25 631
XXI. Minority interests		(23 779)	(17 384)
XXII. Net profit (XVII-XVIII-XIX+/-XX+/-XXI)	39	1 028 855	554 882

Net profit for 12 months (annualised)		1 487 622	835 076
Weighted average number of ordinary shares		424 570 759	420 177 137
Earnings per ordinary share (in PLN)	40	4	2
Diluted weighted average number of ordinary shares		-	-
Diluted earnings per share (in PLN)		-	-

(in PLN thousand)

STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS EQUITY

	Note	30 June 2004	31 December 2003	30 June 2003
I. Shareholders equity at the beginning of period		9 129 889	7 927 015	7 927 014
a) changes in accounting policies		26 097	13 883	13 883
b) corrections of fundamental errors		-	-	-
I. a. Shareholders equity at the beginning of period restated for comparative data		9 155 986	7 940 898	7 940 897
1. Share capital at the beginning of period		534 636	525 221	525 221
1.1.Movements in share capital		-	9 415	-
a) increases		-	9 415	-
- issues of shares		-	9 415	-
b) decreases		-	-	-
1.2. Share capital at the end of period		534 636	534 636	525 221
2. Unpaid share capital at the beginning of period		-	-	-
2.1. Movements in unpaid share capital		-	-	-
a) increases		-	-	-
b) decreases		-	-	-
2.2. Unpaid share capital at the end of period		-	-	-
3. Own shares at the beginning of period		-	-	-
3.1. Movement in own shares		-	-	-
a) increases		-	-	-
b) decreases		-	-	-
3.2 Own shares at the end of period		-	-	-
4. Capital reserve at the beginning of period		6 468 021	5 757 678	5 757 678
4.1. Movements in capital reserve		777 643	710 343	521 006
a) increases		777 643	710 981	521 006
- share premium		-	184 910	-
- distribution of profits (by articles)		-	-	-
- apportionment of profits (over the minimum provided for by the articles)		773 278	482 395	480 770
- transfer from capital reserves due to revaluation of fixed assets disposed		4 365	43 676	40 236
b) decreases		-	(638)	-
- absorption of losses		-	(638)	-
- other		-	-	-
4.2. Capital reserve at the end of period	15	7 245 664	6 468 021	6 278 684
5. Revaluation reserve at the beginning of period		674 685	722 745	722 745
- changes in accounting policies, restatement of opening balance		-	-	-
5.1. Revaluation reserve at the beginning of period restated for comparative data		674 685	722 745	722 745
5.2. Movements in revaluation reserve		7 760	(48 060)	(43 901)
a) increases		17 525	3 796	252
- increase of value of long term investments		-	2 857	-
- deferred tax assets related to entries made to revaluation reserve		-	939	252
- hedge accounting - cash-flow hedges		17 525	-	-
b) decreases		(9 765)	(51 856)	(44 153)
- fixed assets disposals		(4 365)	(43 676)	(40 236)
- impairment of tangible fixed assets		(1 562)	(6 815)	(932)
- decreasing long term investments valuation		-	-	-
- deferred tax assets related to entries made to revaluation reserve		(3 838)	-	-
- other		-	(1 365)	(2 985)
5.3. Revaluation reserve at the end of period	16	682 445	674 685	678 844
6. Other capital reserves at the beginning of period		53 476	53 476	53 476
6.1. Movements in other capital reserves		-	-	-
a) increases		-	-	-
b) decreases		-	-	-
6.2. Other capital reserves at the end of period	17	53 476	53 476	53 476

(in PLN thousand)

STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS EQUITY - CONTINUATION

	30 June 2004	31 December 2003	30 June 2003
7. Foreign exchange differences from recalculation of subordinated entities	42 031	62 366	31 601
8. Undistributed profit from previous years at the beginning of period	1 336 705	867 885	867 885
8.1. Undistributed profit from previous years at the beginning of period	1 336 705	867 885	867 885
a) changes in accounting policies	26 097	13 883	13 883
b) corrections of fundamental errors	-	-	-
8.2. Undistributed profit from previous years at the beginning of period restated for comparative data	1 362 802	881 768	881 768
a) increases	-	638	-
- absorption of losses	-	638	-
b) decreases	(1 055 465)	(545 467)	(543 838)
- dividends paid	(278 011)	(58 825)	(58 825)
- transfer to capital reserve	(773 278)	(482 395)	(480 770)
- other	(4 176)	(4 247)	(4 243)
8.3. Undistributed profit from previous years at the end of period	307 337	336 939	337 930
8.4. Undistributed loss from previous years at the beginning of period	-	-	-
a) changes in accounting policies	-	-	-
b) corrections of fundamental errors	-	-	-
8.5. Undistributed loss from previous years at the beginning of period restated for comparative data	-	-	-
a) increases	-	-	-
b) decreases	-	-	-
8.6. Undistributed loss from previous years at the end of period	-	-	-
8.7. Undistributed profit from previous years at the end of period	307 337	336 939	337 930
9. Net profit for the financial year	1 028 855	1 025 863	554 882
a) net profit *	1 028 855	1 025 863	554 882
b) net loss	-	-	-
c) distribution from current year profit	-	-	-
II. Shareholders equity at the end of period	9 894 444	9 155 986	8 460 638
III. Shareholders equity after proposed distribution of profit (absorption of losses)	9 894 444	9 155 986	8 460 638

* including net profit from change of accounting policy amounting to PLN 12,214 thousand for the year ended 31 December 2003 and PLN 3,932 thousand for 6 month period ended 30 June 2003.

(in PLN thousand)

CONSOLIDATED CASH FLOW STATEMENT

	6 month period ended 30 June 2004	6 month period ended 30 June 2003
A. Cash flow from operating activities (I+/-II) - indirect method		
I. Net profit for the year	1 028 855	554 882
II. Total adjustments	656 405	(123 403)
1. Profit from minority interests	23 779	17 384
2. Net (profit) from subordinated entities accounted for an equity method	(39 620)	(25 631)
3. Depreciation / amortization	558 489	536 784
- including amortisation of goodwill of subordinated entities or negative goodwill of subordinated entities write-offs	(12 187)	(17 413)
4. Foreign exchange (gains)/losses	(42 216)	47 136
5. Interest and (dividends)	(27 658)	22 549
6. (Profit) loss from investing activities	63 459	(13 037)
7. Movements in provisions	73 437	24 772
8. Movements in stock	(314 991)	(257 547)
9. Movements in receivables	(744 737)	(179 404)
10. Movements in creditors falling due within one year (with the exception of loans)	991 506	(102 653)
11. Movements in prepayments and accruals	93 489	(95 186)
12. Other adjustments	21 468	(98 570)
III. Cash flow from operating activities (I+/-II)	1 685 260	431 479
B. Cash flow from investing activities		
I. Cash inflows from investing activities	184 190	103 768
1. Disposal of intangible fixed assets and tangible fixed assets	14 897	8 439
2. Disposal of real estate investments and intangible fixed assets investments	-	-
3. From financial assets, including:	156 442	92 394
a) in subordinated entities	17 965	13 631
- sales of financial assets (except for short term securities)	5 532	949
- sales of short term securities	-	1 284
- dividends and profits	12 367	10 811
- long-term loans repaid	-	507
- interest received	66	80
b) in other entities	138 477	78 763
- sales of financial assets (except for short term securities)	1 268	2 445
- sales of short term securities	65 286	17 692
- dividends and profits	68 216	46 509
- long-term loans repaid	-	3 090
- interest received	3 707	9 027
4. Other inflows from investing activities	12 851	2 935
II. Cash outflows from investing activities	(994 077)	(936 557)
1. Purchases of intangible and tangible assets	(667 512)	(435 380)
2. Investments in real estate and intangible assets	-	-
3. For financial assets, including:	(322 626)	(495 161)
a) in subordinated entities	(12 776)	(458 556)
- purchases of financial assets (except short term securities)	(12 776)	(457 272)
- purchases of short term securities	-	(1 284)
- long-term loans granted	-	-
b) in other entities	(309 850)	(36 605)
- purchases of financial assets (except short term securities)	(14 331)	-
- purchases of short term securities	(293 447)	(27 250)
- long-term loans granted	(2 072)	(9 355)
4. Dividend paid to minority shareholders	(2 132)	(2 197)
5. Other outflows from investing activities	(1 807)	(3 819)
III. Net cash flow used in investing activities (I-II)	(809 887)	(832 789)

(in PLN thousand)

CONSOLIDATED CASH FLOW STATEMENT - CONTINUATION

	6 month period ended 30 June 2004	6 month period ended 30 June 2003
C. Cash flow from financing activities		
I. Inflows	645 016	2 156 415
1. Issuance of shares and other capital instruments, additional payments to capital	-	-
2. Loans	485 894	1 131 652
3. Issuance of short term securities	159 122	1 024 326
4. Other inflows from financing activities	-	437
II. Outflows	(1 244 629)	(1 553 455)
1. Redemption of shares	-	-
2. Dividends and other distributions to shareholders	-	-
3. Other than distribution of profit to shareholders payments from profit	-	-
4. Repayment of loans	(1 027 879)	(563 795)
5. Repurchase of short term securities	(161 177)	(904 659)
6. Other financial liabilities	-	-
7. Finance lease payments	(5 045)	(3 525)
8. Interest paid	(50 405)	(81 199)
9. Other outflows from financing activities	(123)	(277)
III. Net cash flows used in financing activities (I-II)	(599 613)	602 960
D. Net cash flow (A.III+/-B.III+/-C.III)	275 760	201 650
E. Balance sheet change in cash and cash equivalents	274 278	201 590
- including changes in cash and cash equivalents resulting from foreign exchange gains/losses	(1 482)	(60)
F. Total cash and cash equivalents at the beginning of the period	561 760	178 190
G. Total cash and cash equivalents at the end of the period (F+/- D) *	837 520	379 840
- including those of limited availability	120 346	14 852

* *unrealized foreign exchange gains/losses are not included according to National Accounting Standard No. 1*

(in PLN thousand)

EXPLANATORY NOTES
NOTES TO THE CONSOLIDATED BALANCE SHEET

Note 1A

INTANGIBLE ASSETS	30 June 2004	31 December 2003	30 June 2003
a) development costs	741	356	365
b) company goodwill	9 072	10 211	10 918
c) licences, patents and similar assets	68 545	77 921	87 795
- computer software	15 340	12 345	8 920
d) other intangible fixed assets	4 014	4 720	5 121
e) payments on account of intangible fixed assets	-	-	-
Total intangible assets	82 372	93 208	104 199
Value of intangible fixed assets being collateral for Group's liabilities:	-	-	-

(in PLN thousand)

Note 1B

MOVEMENT IN INTANGIBLE FIXED ASSETS (by groups)	a	b	c		d	e	
	development cost	goodwill	licences, patents and similar assets, including:	computer software	other intangible fixed assets	prepayments for intangible fixed assets	Total intangible fixed assets
a) gross book value at the beginning of period	1 189	15 132	215 739	28 162	7 658	-	239 718
b) additions	527	1	9 236	5 555	111	-	9 875
purchase	34	1	9 231	5 550	111	-	9 377
other	493	-	5	5	-	-	498
c) decreases	-	870	469	464	243	-	1 582
sales and liquidation	-	330	74	69	10	-	414
foreign exchange gain/losses	-	540	393	393	233	-	1 166
other	-	-	2	2	-	-	2
Transfers	-	-	-	-	-	-	-
d) gross book value at the end of period	1 716	14 263	224 506	33 253	7 526	-	248 011
e) accumulated amortisation at the beginning of period	706	4 921	137 748	15 814	2 938	-	146 313
f) amortisation expense for the period (including)	142	270	18 138	2 096	574	-	19 124
g) increases	142	636	18 350	2 302	669	-	19 797
amortisation	142	636	18 347	2 299	669	-	19 794
other	-	-	3	3	-	-	3
h) decreases	-	366	212	206	95	-	673
sale and liquidation	-	193	75	69	10	-	278
foreign exchange gain/losses	-	173	137	137	85	-	395
other	-	-	-	-	-	-	-
Transfer	-	-	-	-	-	-	-
i) accumulated amortisation at rhe end of period	848	5 191	155 886	17 910	3 512	-	165 437
j) valuation adjustments at the beginning of period	127	-	70	3	-	-	197
increases	-	-	5	-	-	-	5
decreases	-	-	-	-	-	-	-
k) valuation adjustments at the end of the period	127	-	75	3	-	-	202
l) net book value at the end of the period	741	9 072	68 545	15 340	4 014	-	82 372

In the 6 month period ended 30 June 2004 unplanned amortisation charges relating to intangible fixed assets due to impairment amounted to PLN 5 thousand.

(in PLN thousand)

Note 1C

INTANGIBLE ASSETS (BY CLASS OF OWNERSHIP)	30 June 2004	31 December 2003	30 June 2003
a) own	82 372	93 208	104 199
b) used on basis of lease, tenancy agreements or other agreement, including leasing	-	-	-
Total intangible assets	82 372	93 208	104 199

Note 2A

GOODWILL	30 June 2004	31 December 2003	30 June 2003
a) goodwill from consolidation - subsidiaries	17 319	18 465	20 600
b) goodwill from consolidation - joint-ventures	-	-	-
c) goodwill from consolidation - associated companies	2 023	2 391	2 760
Total goodwill from consolidation	19 342	20 856	23 360

Note 2B

CHANGE IN GOODWILL FROM CONSOLIDATION - SUBSIDIARY COMPANIES	30 June 2004	31 December 2003	30 June 2003
a. gross value at the beginning of period	25 483	25 162	25 162
ORLEN Petroprofit Sp. z o.o.	1 623	1 623	1 623
Petrogaz Lapy Sp. z o.o.	368	63	63
Petrotel Sp. z o.o.	493	493	493
Ship Service S.A.	8 860	8 860	8 860
ORLEN PetroTank Sp. z o.o.	14 123	14 123	14 123
ORLEN Transport Krakow Sp. z o.o.	6	-	-
Entity consolidated by Rafineria Jedlicze S.A.	10	-	-
b. increases	1 300	321	6
ORLEN Petroprofit Sp. z o.o.	*1 175*	-	
Petrogaz Lapy Sp. z o.o.	-	305	-
ORLEN Transport Krakow Sp. z o.o.	-	6	6
Entity consolidated by Rafineria Jedlicze S.A.	-	10	-
Petrooktan Sp. z o.o.	-	-	-
ORLEN Morena Sp z o.o.	125	-	-
c. decreases	-	-	-
d. gross value at the end of period	26 783	25 483	25 168
ORLEN Petroprofit Sp. z o.o.	2 798	1 623	1 623
Petrogaz Lapy Sp. z o.o.	368	368	63
Petrotel Sp. z o.o.	493	493	493
Ship Service S.A.	8 860	8 860	8 860
ORLEN PetroTank Sp. z o.o.	14 123	14 123	14 123
ORLEN Transport Krakow Sp. z o.o.	6	6	6
Entity consolidated by Rafineria Jedlicze S.A.	10	10	-
ORLEN Morena Sp z o.o.	125	-	
e. accumulated amortisation at the beginning of period	7 018	2 220	2 220
ORLEN Petroprofit Sp. z o.o.	1 623	1 623	1 623
Petrogaz Lapy Sp. z o.o.	164	63	63
Petrotel Sp. z o.o.	189	90	90
Ship Service S.A.	2 216	444	444
ORLEN PetroTank Sp. z o.o.	2 825	-	-
ORLEN Transport Krakow Sp. z o.o.	1	-	-
f. amortisation for the period	2 446	4 798	2 348
ORLEN Petroprofit Sp. z o.o.	20	-	
Petrogaz Lapy Sp. z o.o.	76	101	-
Petrotel Sp. z o.o.	49	99	49
Ship Service S.A.	886	1 772	886
ORLEN PetroTank Sp. z o.o.	1 412	2 825	1 412
ORLEN Transport Krakow Sp. z o.o.	3	1	1
g. accumulated amortisation at the end of period	9 464	7 018	4 568
ORLEN Petroprofit Sp. z o.o.	1 643	1 623	1 623
Petrogaz Lapy Sp. z o.o.	240	164	63
Petrotel Sp. z o.o.	238	189	139
Ship Service S.A.	3 102	2 216	1 330
ORLEN PetroTank Sp. z o.o.	4 237	2 825	1 412
ORLEN Transport Krakow Sp. z o.o.	4	1	1
h. net value at the end of period	17 319	18 465	20 600
ORLEN Petroprofit Sp. z o.o.	1 155	-	-
Petrogaz Lapy Sp. z o.o.	128	204	-
Petrotel Sp. z o.o.	255	304	354
Ship Service S.A.	5 758	6 644	7 530
ORLEN PetroTank Sp. z o.o.	9 886	11 298	12 711
ORLEN Transport Krakow Sp. z o.o.	2	5	5
Entity consolidated by Rafineria Jedlicze S.A.	10	10	-
ORLEN Morena Sp z o.o.	125	-	-

(in PLN thousand)

Note 2C

CHANGE IN GOODWILL FROM CONSOLIDATION - JOINT VENTURES	30 June 2004	31 December 2003	30 June 2003
a. gross value at the beginning of period	-	-	-
b. increases	-	-	-
c. decreases	-	-	-
d. gross value at the end of period	-	-	-
e. accumulated amortisation at the beginning of period	-	-	-
f. amortisation for the period	-	-	-
g. accumulated amortisation at the end of period	-	-	-
h. net value at the end of period	-	-	-

Note 2D

CHANGE IN GOODWILL FROM CONSOLIDATION - ASSOCIATED COMPANIES	30 June 2004	31 December 2003	30 June 2003
a. gross value at the beginning of period	8 326	8 326	8 326
Naftoport Sp. z o.o.	8 326	8 326	8 326
b. increases	-	-	-
Naftoport Sp. z o.o.	-	-	-
c. decreases	-	-	-
d. gross value at the end of the period	8 326	8 326	8 326
Naftoport Sp. z o.o.	8 326	8 326	8 326
e. accumulated amortisation at the beginning of period	5 935	5 198	5 198
Naftoport Sp. z o.o.	5 935	5 198	5 198
f. amortisation for the period	368	737	368
Naftoport Sp. z o.o.	368	737	368
g. decrease in amortisation of goodwill	-	-	-
h. accumulated amortisation at the end of period	6 303	5 935	5 566
Naftoport Sp. z o.o.	6 303	5 935	5 566
i. net value at the end of period	2 023	2 391	2 760
Naftoport Sp. z o.o.	2 023	2 391	2 760

Note 2E

CALCULATION OF GOODWILL FROM CONSOLIDATION AT THE MOMENT OF ACQUISITION/INCREASE IN SHARES

Entity	Cost of purchase	Share in net assets/ equity on the date of purchase	Goodwill from consolidation
Petrogaz Lapy Sp. z o.o.	2 512	2 144	368
ORLEN Petroprofit Sp. z o.o.	19 286	16 488	2 798
Naftoport Sp. z o.o.	17 060	8 734	8 326
Ship Service S.A.	22 800	13 940	8 860
Petrotel Sp. z o.o.	4 321	3 828	493
ORLEN PetroTank Sp. z o.o.	29 197	15 074	14 123
ORLEN Transport Krakow Sp. z o.o.	1 123	1 117	6
Entity consolidated by Rafineria Trzebinia S.A.	20	10	10
ORLEN Morena Sp. z o.o.	5 954	5 829	125

Note 3A

TANGIBLE ASSETS	30 June 2004	31 December 2003	30 June 2003
a) fixed assets, including:	8 084 304	8 372 256	8 238 401
- land (including perpetual usufruct)	399 561	393 677	407 492
- buildings and construction	4 986 462	5 076 183	4 935 096
- plant and equipment	2 462 411	2 676 343	2 661 403
- vehicles	175 254	161 928	169 319
- other fixed assets	60 616	64 125	65 091
b) construction in progress	1 101 804	852 500	658 127
c) payments on account of construction in progress	132 059	69 763	78 287
Total tangible assets	9 318 167	9 294 519	8 974 815
Value of tangible fixed assets being collateral for Group's liabilities:	313 875	463 728	391 586

(in PLN thousand)

Note 3B

MOVEMENT IN TANGIBLE FIXED ASSETS (by groups)	-land (including perpetual usufruct rights agreements)	- buildings and constructions	- plant and equipment	- transport	- other fixed assets	Total tangible fixed assets
a) gross book value at the beginning of period	411 694	8 828 737	8 463 121	538 216	231 469	18 473 237
b) additions	15 567	163 400	123 910	32 963	8 261	344 101
purchase	15 543	160 663	123 358	22 660	8 018	330 242
other	24	2 737	552	10 303	243	13 859
c) decreases	9 253	72 457	71 015	14 410	3 099	170 234
sales and liquidation	1 596	55 053	55 423	12 375	2 757	127 204
exchange rate gains/losses	7 657	16 404	15 207	149	305	39 722
other*	-	1 000	385	1 886	37	3 308
Transfers	8	4 387	(4 735)	-	340	-
d) gross value at the end of period	418 016	8 924 067	8 511 281	556 769	236 971	18 647 104
e) accumulated depreciation at the beginning of period	18 017	3 671 505	5 778 678	376 249	166 709	10 011 158
f) depreciation expense for the period (including)	438	153 921	258 288	5 162	8 120	425 929
g) increases	1 603	201 615	322 412	16 487	10 560	552 677
depreciation	1 603	200 721	322 297	15 967	10 294	550 882
exchange rate differences	-	894	115	520	266	1 795
h) decreases	1 174	48 435	63 276	11 325	2 538	126 748
sale and liquidation	1 156	40 583	53 857	9 499	2 266	107 361
contributions	18	4 096	7 055	139	202	11 510
other*	-	3 756	2 364	1 687	70	7 877
Transfers	9	741	(848)	-	98	-
i) accumulated depreciation at end of period	18 455	3 825 426	6 036 966	381 411	174 829	10 437 087
j) valuation adjustments at the beginning of period	-	81 049	8 100	39	635	89 823
increases	-	41 559	4 569	92	1 085	47 305
decreases	-	10 429	765	27	194	11 415
k) valuation adjustments at the end of the period	-	112 179	11 904	104	1 526	125 713
l) net book value at the end of the period	399 561	4 986 462	2 462 411	175 254	60 616	8 084 304

* This caption includes reclassifications of fixed assets to equipment, donations and others.

For the 6 month period ended 30 June 2004 unplanned depreciation charges relating to tangible fixed assets due to impairment amounted to PLN 47,305 thousand.

(in PLN thousand)

Note 3C

FIXED ASSETS (BY CLASS OF OWNERSHIP)	30 June 2004	31 December 2003	30 June 2003
a) own	8 040 438	8 339 920	8 207 517
b) used on the basis of lease, tenancy agreements or other agreement, including leasing	43 866	32 336	30 884
Total fixed assets	8 084 304	8 372 256	8 238 401

Note 3D

OFF-BALANCE SHEET FIXED ASSETS	30 June 2004	31 December 2003	30 June 2003
used on the basis of lease, tenancy agreements or other agreement, including leasing:	768 295	744 697	723 404
- the amount of the perpetual usufruct rights (estimated on the basis of land valuation made by municipalities in order to determine fees for perpetual leasehold)	521 599	514 994	507 662
Total off-balance sheet fixed assets	768 295	744 697	723 404

Companies from the Capital Group do not recognize perpetual usufruct rights of land granted by an administrative decision in previous years due to the fact that historical cost can not be reliably determined.

Note 4A

LONG TERM RECEIVABLES	30 June 2004	31 December 2003	30 June 2003
a) due from subordinated companies, including:	1 415	1 402	1 536
- from subsidiaries companies	1 415	1 402	1 536
- from joint-ventures	-	-	-
- from associated companies	-	-	-
- from significant investor	-	-	-
- from dominant company	-	-	-
b) from other companies	9 117	16 682	10 948
Net long term receivables	10 532	18 084	12 484
c) bad and doubtful debt provision (positive value)	14	14	26
Gross long term receivables	10 546	18 098	12 510

Note 4B

MOVEMENTS IN LONG TERM RECEIVABLES	30 June 2004	31 December 2003	30 June 2003
a) balance at the beginning of period	18 098	14 908	14 908
b) increases	3 895	10 909	1 465
c) decreases	(11 447)	(7 719)	(3 863)
Long term receivables at the end of the period	10 546	18 098	12 510

Note 4C

MOVEMENTS IN BAD AND DOUBTFUL DEBTS PROVISION FOR LONG TERM RECEIVABLES	30 June 2004	31 December 2003	30 June 2003
a) balance at the beginning of period	14	35	35
b) increases of:	-	-	-
- initial receivable	-	-	-
- interest	-	-	-
- other	-	-	-
c) release of	-	(2)	(9)
- initial receivable	-	(2)	(9)
- interest	-	-	-
- other	-	-	-
d) utilization	-	(19)	-
- initial receivable	-	(19)	-
- interest	-	-	-
- other	-	-	-
Bad and doubtful debt provision for long term debtors at the end of period	14	14	26

Note 4D

LONG TERM RECEIVABLES (CURRENCY TYPE)	30 June 2004	31 December 2003	30 June 2003
a) in Polish currency	10 546	18 098	12 510
b) in foreign currencies (by currency and recalculated to zlotys)	-	-	-
Total long term receivables	10 546	18 098	12 510

Note 5A

MOVEMENTS IN REAL ESTATE	30 June 2004	31 December 2003	30 June 2003
a) balance at the beginning of period	-	-	-
b) increases	-	-	-
c) decreases	-	-	-
Total real estate at the end of period	-	-	-

(in PLN thousand)

Note 5B

MOVEMENTS IN INTANGIBLE ASSETS (BY GROUPS)	30 June 2004	31 December 2003	30 June 2003
a) balance at the beginning of period	-	-	-
b) increases	-	-	-
c) decreases	-	-	-
Total intangible fixed assets at the end of period	**-**	**-**	**-**

Note 5C

LONG TERM FINANCIAL ASSETS	30 June 2004	31 December 2003	30 June 2003
a) in subsidiary companies (not consolidated)	28 245	32 892	34 500
- stakes and shares	28 245	32 892	34 500
b) in joint-ventures (not consolidated)	-	-	-
c) in associated companies (not consolidated)	180	1 175	1 234
- stakes and shares	180	1 175	1 234
d) in subsidiary, joint-venture and associated companies valuated on the equity basis	479 075	455 749	425 155
- stakes and shares	479 075	455 749	425 155
e) in significant investor	-	-	-
f) in dominant company	-	-	-
g) in other companies	547 508	533 530	617 287
- stakes and shares	523 712	511 046	501 176
- securities	-	-	-
- other securities	928	913	1 358
- loans granted	20 868	21 571	114 753
- other long term financial assets	2 000	-	-
Total long term financial assets	**1 055 008**	**1 023 346**	**1 078 176**

Pledge on shares of BOP is described in Note 47(l).

(in PLN thousand)

Note 5D

MOVEMENTS IN LONG-TERM FINANCIAL ASSETS (BY GROUPS)	30 June 2004	31 December 2003	30 June 2003
I. Long term financial assets at the beginning of the period	1 023 346	790 892	790 892
a) in subsidiary entities (not consolidated)	32 892	34 300	34 300
- stakes and shares	32 892	34 300	34 300
b) in associated companies (not consolidated)	1 175	85 097	85 097
- stakes and shares	1 175	85 097	85 097
c) in subsidiaries, joint-venture and associated companies accounted for under the equity method	455 749	70 018	70 018
- stakes and shares	455 749	70 018	70 018
d) in other companies	533 530	601 477	601 477
- stakes and shares	511 046	501 608	501 608
- other securities	913	-	-
- loans granted	21 571	99 869	99 869
- other long term financial assets	-	-	-
II. Increases in the period	54 087	466 564	391 338
a) in subsidiary entities (not consolidated)	1 581	35 086	2 008
- stakes and shares	1 581	35 086	2 008
b) in associated (not consolidated)	80	97	141
- stakes and shares	80	97	141
c) in subsidiaries, joint-venture and associated companies accounted for under the equity method	36 589	387 856	367 004
- stakes and shares	36 589	387 856	367 004
d) in other companies	15 837	43 525	22 185
- stakes and shares	12 521	14 827	1 914
- other securities	15	914	1 358
- loans granted	1 301	27 784	18 913
- other long term financial assets	2 000	-	-
III. Decreases in the period	22 425	234 110	104 054
a) in subsidiary entities (not consolidated)	6 228	36 494	1 808
- stakes and shares	6 228	36 494	1 808
b) in associated (not consolidated)	1 075	84 019	84 004
- stakes and shares	1 075	84 019	84 004
c) in subsidiaries, joint-venture and associated companies accounted for under the equity method	13 263	2 125	11 867
- stakes and shares	13 263	2 125	11 867
d) in other companies	1 859	111 472	6 375
- stakes and shares	(145)	5 389	2 346
- other securities	-	1	-
- loans granted	2 004	106 082	4 029
- other long term financial assets	-	-	-
IV. Long term financial assets at the end of the period	1 055 008	1 023 346	1 078 176
a) in subsidiary entities (not consolidated)	28 245	32 892	34 500
- stakes and shares	28 245	32 892	34 500
b) in associated (not consolidated)	180	1 175	1 234
- stakes and shares	180	1 175	1 234
c) in subsidiaries, joint-venture and associated companies accounted for under the equity method	479 075	455 749	425 155
- stakes and shares	479 075	455 749	425 155
d) in other companies	547 508	533 530	617 287
- stakes and shares	523 712	511 046	501 176
- other securities	928	913	1 358
- loans granted	20 868	21 571	114 753
- other long term financial assets	2 000	-	-
I. Long term financial assets at the beginning of the period	1 023 346	790 892	790 892
II. Increases in the period	54 087	466 564	391 338
III. Decreases in the period	22 425	234 110	104 054
IV. Long term financial assets at the end of the period	1 055 008	1 023 346	1 078 176

(in PLN thousand)

Note 5E

STAKES OR SHARES IN SUBORDINATED ENTITIES

No.	a	b	c	d	e	f	g	h		i	j	k	l
	Name with indication of legal form	location	activity	share capital relationship	method of consolidation	date of control /joint control takeover or gaining significant influence	balance sheet value of shares	total valuation adjustments, including:	contribution in kind differences	book value of shares	percentage of share capital owned	share in total votes on General Meeting of Shareholders	other than mentioned in point j) or k) basis of domination
Subordinated companies directly consolidated													
1	ORLEN Deutschland AG	Elmshorn	assets management	subsidiary	full method	06.12.2002 1)	503 803 2)	41 516 3)	-	545 319	100,00%	100,00%	-
2	ORLEN Gaz Sp. z o.o.	Plock	liquid gas trade	subsidiary	full method	15.12.1995	24 824	(2 357)	(2 357)	22 467	100,00%	100,00%	-
3	ORLEN PetroCentrum Sp. z o.o.	Plock	liquid fuels trading	subsidiary	full method	24.09.1996	21 000	-	-	21 000	100,00%	100,00%	-
4	ORLEN Medica Sp. z o.o.	Plock	medical activity	subsidiary	full method	24.11.1997	13 273	(2 234)	(2 234)	11 039	100,00%	100,00%	-
5	ORLEN Budonaft Sp. z o.o.	Krakow	building and repairs of service stations	subsidiary	full method	02.01.1997	3 795	(3 795)	-	-	100,00%	100,00%	-
6	ORLEN Powiernik Sp. z o.o.	Plock	custodian and other services for PKN ORLEN S.A.	subsidiary	full method	19.07.2000	25	-	-	25	100,00%	100,00%	-
7	ORLEN Morena Sp. z o.o.	Gdańsk	wholesale trading of automotive spare parts and accessories, retail and wholesale trading of fuels	subsidiary	full method	10.09.2001	11 254	-	-	11 254	100,00%	100,00%	-
8	ORLEN PetroProfit Sp. z o.o.	Niemce	liquid fuels trading	subsidiary	full method	14.09.1995	19 286	-	-	19 286	100,00%	100,00%	-
9	ORLEN Asfalt Sp. z o.o. (formerly BITREX Sp.z o.o.)	Plock	production of crude oil products	subsidiary	full method	19.06.1996	60 635	(9 342)	(9 342)	51 293	100,00%	100,00%	-
10	ORLEN KolTrans Sp. z o.o.	Plock	transport, spedition, managing oil containers, liquid fuels and oil trading	subsidiary	full method	13.12.2000	40 796	(11 305)	(11 305)	29 491	99,85%	99,85%	-
11	ORLEN Transport Szczecin Sp. z o.o.	Szczecin	transport services	subsidiary	full method	15.06.2000	3 409	(1 552)	(1 552)	1 857	99,56%	99,56%	-
12	ORLEN Transport Lublin Sp. z o.o.	Lublin	transport services	subsidiary	full method	09.06.2000	15 922	(9 276)	(9 276)	6 646	98,45%	98,45%	-
13	ORLEN Transport Kraków Sp. z o.o.	Krakow	transport services	subsidiary	full method	05.06.2000	12 256	(6 659)	(6 659)	5 597	98,32%	98,32%	-
14	ORLEN Transport Plock Sp. z o.o.	Plock	transport services	subsidiary	full method	23.12.1998	25 782	(2 028)	(2 028)	23 754	97,59%	97,59%	-
15	ORLEN Transport Słupsk Sp. z o.o.	Słupsk	transport services	subsidiary	full method	23.06.2000	8 389	(3 544)	(3 544)	4 845	97,06%	97,06%	-
16	ORLEN Transport Nowa Sol Sp. z o.o.	Nowa Sól	transport services	subsidiary	full method	09.06.2000	9 762	(3 670)	(3 670)	6 092	96,75%	96,75%	-
17	Zaklad Budowy Aparatury S.A.	Plock	building of machines and equipment for industry	subsidiary	full method	27.10.1998	17 383	(91)	(91)	17 292	96,57%	96,57%	-
18	Orlen Laboratorium Sp. z o.o.	Plock	laboratory services	subsidiary	full method	13.02.2003	9 413	(3 054)	(3 054)	6 359	94,94%	94,94%	-
19	ORLEN Transport Olsztyn Sp. z o.o.	Olsztyn	transport services	subsidiary	full method	29.05.2000	8 025	(3 752)	(3 752)	4 273	94,82%	94,82%	-
20	ORLEN Oil Sp. z o.o.*	Krakow	trading in chemicals, rafinery and petrochemical products	subsidiary	full method	27.08.1998	40 198	(1 119)	(1 119)	39 079	92,29%	92,29%	-
21	ORLEN PetroTank Sp. z o.o.	Widełka	liquid fuels trading	subsidiary	full method	09.04.1996	36 246	-	-	36 246	90,00%	90,00%	-
22	ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	Kędzierzyn-Koźle	transport services	subsidiary	full method	29.05.2000	5 680	(3 563)	(2 694)	2 117	89,35%	89,35%	-
23	Petrotel Sp. z o.o.	Plock	telecommunication services	subsidiary	full method	14.08.1997	7 282	-	-	7 282	88,80%	88,80%	-
24	Rafineria Trzebinia S.A.	Trzebinia	paraffin processing, production and sales of fuels and oils	subsidiary	full method	27.10.1997	74 503	-	-	74 503	77,07%	77,07%	-
25	Anwil S.A.	Włocławek	producing of PCV and fertilizers	subsidiary	full method	05.09.1995	176 200	-	-	176 200	76,27%	76,27%	-
26	Rafineria Nafty Jedlicze S.A.	Jedlicze	paraffin processing, production and sales of fuels and oils	subsidiary	full method	01.01.1999	64 000	-	-	64 000	75,00%	75,00%	-
27	Inowroclawskie Kopalnie Soli "SOLINO" S.A.	Inowroclaw	industrial brine production processing of vacuum salt	subsidiary	full method	28.09.1996	17 560	-	-	17 560	70,54%	70,54%	-
28	SHIP - SERVICE S.A.	Warszawa	ship servicing in sea ports, loading and storing of goods	subsidiary	full method	30.09.2002	22 800	-	-	22 800	60,86%	55,87%	-
29	ORLEN Automatyka Sp. z o.o.	Plock	repair services for automation	subsidiary	full method	30.04.1999	1 258	(148)	(148)	1 110	52,42%	52,42%	-
30	ORLEN PetroZachod Sp. z o.o.	Poznan	liquid fuels trading	subsidiary	full method	19.01.1998	9 200	-	-	9 200	51,83%	51,83%	-
31	Petrolot Sp. z o.o.	Warszawa	liquid fuels trading	subsidiary	full method	07.01.1997	10 220	-	-	10 220	51,00%	51,00%	-
32	ORLEN Projekt S.A.	Plock	technological and construction designing services	subsidiary	full method	28.05.1998	765	-	-	765	51,00%	51,00%	-
33	ORLEN Wir Sp. z o.o.	Plock	repair services for spinning machinery division	subsidiary	full method	01.10.1999	816	(508)	(508)	308	51,00%	51,00%	-
Total subordinated companies directly consolidated							1 275 760	(26 481)	(63 333)	1 249 279			

(in PLN thousand)

Note 5E

STAKES OR SHARES IN SUBORDINATED ENTITIES

No.	a	b	c	d	e	f	g	h		i	j	k	l
	Name with indication of legal form	location	activity	share capital relationship	method of consolidation	date of control /joint control takeover or gaining significant influence	balance sheet value of shares	total valuation adjustments, including:	contribution in kind differences	book value of shares	percentage of share capital owned	share in total votes on General Meeting of Shareholders	other than mentioned in point j) or k) basis of domination
Subordinated companies indirectly consolidated**													
1	Energomedia Sp. z o.o.	Trzebinia	production, purchasing and forwarding of energy, gas, waste utilization	subsidiary	full method	08.12.1997	26 470	(1 947)	(1 947)	24 523	100,00%	100,00%	-
2	Bor-Farm Sp. z o.o.	Borkowo Wielkie	farm	subsidiary	full method	01.02.2000	8 254	-	-	8 254	100,00%	100,00%	-
3	Petro-Oil Lubelskie Centrum Sprzedazy Sp. z o.o.***	Lublin	trade of petrochemical products and services	subsidiary	full method	23.06.2000	1 894	175	-	2 069	100,00%	100,00%	majority in Supervisory Board
4	RAF-LAB Sp. z o.o.	Jedlicze	laboratory services	subsidiary	full method	31.07.2002	2 500	(1 611)	(1 611)	889	100,00%	100,00%	-
5	NaftoWax Sp. z o.o.	Trzebinia	production and sales of paraffin, wax and other chemical and crude oil products	subsidiary	full method	23.07.1999	28 353	(11 715)	(11 715)	16 638	100,00%	100,00%	-
6	RAF-KOLTRANS Sp. z o.o.	Jedlicze	transport, spedition and vehicle cleaning services	subsidiary	full method	17.04.2000	1 850	(1 850)	(794)	-	100,00%	100,00%	-
7	EuroNaft Trzebinia Sp. z o.o. (formerly NaftoTransRem Sp. z o.o.)	Trzebinia	technical supervising, repairs, services	subsidiary	full method	28.11.1997	14 479	(6 898)	(6 898)	7 581	100,00%	100,00%	-
8	Przedsiebiorstwo Inwestycyjno-Remontowe RemWil Sp. z o.o.	Wloclawek	repairs and construction services	subsidiary	full method	25.11.1997	3 000	-	-	3 000	99,98%	99,98%	-
9	RAF-ENERGIA Sp. z o.o.	Jedlicze	energy production and trading	subsidiary	full method	04.11.1999	1 495	(817)	-	678	99,65%	99,65%	-
10	Przedsiebiorstwo Produkcyjno-Handlowo-Uslugowe Pro-Lab Sp. z o.o.	Wloclawek	laboratory services	subsidiary	full method	08.06.1999	302	-	-	302	99,20%	99,20%	-
11	RAF-TRANS Sp. z o.o.	Jedlicze	transport, spedition and repairs	subsidiary	full method	02.08.1999	1 981	(1 770)	(879)	211	99,06%	99,06%	-
12	EkoNaft Sp. z o.o.	Trzebinia	laboratory and environment protection services	subsidiary	full method	01.12.2000	50	-	-	50	99,00%	99,00%	-
13	ORLEN Transport Poznan Sp. z o.o.	Poznan	transport services	subsidiary	full method	30.12.2003	11 009	-	-	11 009	96,40%	96,40%	-
14	RAF-REMAT Sp. z o.o.	Jedlicze	repair, maintenance, diagnostic, storing and catering services	subsidiary	full method	08.10.1999	1 688	(282)	(239)	1 406	96,12%	96,12%	-
15	ORLEN Transport Warszawa Sp. z o.o.	Mosciska	transport services	subsidiary	full method	30.10.2003	6 060	-	-	6 060	94,50%	94,50%	-
16	RAF-EKOLOGIA Sp. z o.o.	Jedlicze	waste utilisation, sewage treatment	subsidiary	full method	01.12.1999	636	(636)	-	-	92,74%	92,74%	-
17	Konsorcjum Olejow Przepracowanych - Organizacja Odzysku S.A.****	Jedlicze	wholesale of waste and scrap	subsidiary	full method	06.11.2001	900	-	-	900	89,00%	89,00%	-
18	P.U.S. i P. CHEMEKO Sp. z o.o.	Wloclawek	research and analytical services, designing and technical-engineering services connected with environment protection	subsidiary	full method	14.12.1994	10	-	-	10	55,93%	55,93%	-
19	ORLEN Petrogaz Wroclaw Sp. z o.o.	Wroclaw	liquid gas trade	subsidiary	full method	25.07.1997	1 600	-	-	1 600	51,61%	51,61%	-
20	Petrooktan Sp. z o.o.	Swidnik	fuel station, retail sale	subsidiary	full method	01.01.1996	408	-	-	408	51,00%	51,00%	-
Total subordinated companies indirectly consolidated							112 939	(27 351)	(24 083)	85 588			
Companies directly subordinated not consolidated													
1	SAMRELAKS Machocice Sp. z o.o.	Machocice Kapitulne	catering and hotel services	subsidiary	not consolidated	07.11.2001	6 638	(1 972)	(1 972)	4 666	100,00%	100,00%	-
2	ZAWITAJ Swinoujscie Sp. z o.o.	Swinoujscie	catering and hotel services	subsidiary	not consolidated	09.10.2001	4 110	(1 314)	(1 314)	2 796	100,00%	100,00%	-
3	Z.W. Mazowsze Sp. z o.o.	Leba	resting and recreation activity	subsidiary	not consolidated	15.09.1997	3 932	(1 245)	(1 245)	2 687	100,00%	100,00%	-
4	Wisla Plock Sportowa S.A.	Plock	sport activies	subsidiary	not consolidated	14.08.1997	1 000	-	-	1 000	100,00%	100,00%	-
5	Centrum Komercjalizacji Technologii Sp. z o.o.	Gdansk	business and management advisory	subsidiary	not consolidated	12.11.1991	1 000	(149)	(149)	851	100,00%	100,00%	-
6	ORLEN Ochrona Sp. z o.o.	Plock	security	subsidiary	not consolidated	26.08.1998	500	-	-	500	100,00%	100,00%	-
7	Zaklad Urzadzen Dystrybucyjnych Sp. z o.o.	Opole	import, export, sales of industrial buildings and equipment, internet and logistics services	subsidiary	not consolidated	29.11.2000	6 532	(703)	(703)	5 829	99,94%	99,94%	-
8	Serwis Nowa Wies Wielka Sp. z o.o.	Nowa Wies Wielka	maintenance services for fuel stations and stores	subsidiary	not consolidated	11.02.2000	1 261	(492)	(492)	769	99,32%	99,32%	-
9	D.W. Mazowsze Sp. z o.o.	Ustron	resting and recreation activity	subsidiary	not consolidated	03.11.1997	1 627	(808)	(808)	819	98,73%	98,73%	-
10	Serwis Mazowsze Sp. z o.o.	Warszawa	maintenance services for fuel stations and stores	subsidiary	not consolidated	29.07.1999	697	(318)	(318)	379	88,50%	88,50%	-
11	B.H.T. Dromech S.A. Warszawa w upadlosci	Warszawa	containers and tanks production	subsidiary	not consolidated	08.09.1999	2 111	(2 111)	-	-	81,14%	81,14%	-
12	Centrum Edukacji Sp. z o.o.	Plock	education and training services	subsidiary	not consolidated	15.11.1999	454	-	-	454	69,43%	69,43%	-
13	ORLEN Petrogaz Nowa Brzeznica Sp. z o.o. w upadlosci	Nowa Brzeznica	liquid gas trade	subsidiary	not consolidated	19.02.1997	2 288	(2 288)	-	-	52,00%	52,00%	-
14	Petromor Sp. z o.o.	Gdansk	storing of goods for resale	subsidiary	not consolidated	28.10.1999	1 324	(190)	(190)	1 134	51,31%	51,31%	-
Total companies directly subordinated not consolidated							33 474	(11 590)	(7 191)	21 884			

(in PLN thousand)

Note 5E

STAKES OR SHARES IN SUBORDINATED ENTITIES

	a	b	c	d	e	f	g	h		i	j	k	l
No.	Name with indication of legal form	location	activity	share capital relationship	method of consolidation	date of control /joint control takeover or gaining significant influence	balance sheet value of shares	total valuation adjustments, including:	contribution in kind differences	book value of shares	percentage of share capital owned	share in total votes on General Meeting of Shareholders	other than mentioned in point j) or k) basis of domination
Companies indirectly subordinated not consolidated**													
1	Przedsiebiorstwo Rolne Agro - Azoty II Wloclawek Sp. z o.o. Laka	Laka k.Koszalina	agriculture	subsidiary	not consolidated	26.04.1996	883	(376)	-	507	100,00%	100,00%	-
2	Hermann Eggert Mineraloelvertriebs GmbH	Elmshorn (Niemcy)	stake management	subsidiary	not consolidated	28.02.2003	372	-	-	372	100,00%	100,00%	-
3	RAF-BIT Sp. z o.o.	Jedlicze	information systems services	subsidiary	not consolidated	21.08.2002	200	(72)	(66)	128	100,00%	100,00%	-
4	Wecotect Trading & Consulting GmbH w likwidacji	Elmshorn (Niemcy)	advisory services, trade	subsidiary	not consolidated	28.02.2003	859	-	-	859	100,00%	100,00%	-
5	Zakladowa Straz Pozarna Sp. z o.o.	Trzebinia	fire fighting services	subsidiary	not consolidated	11.09.1998	2 134	(655)	(655)	1 479	99,97%	99,97%	-
6	Sanatorium Uzdrowiskowe "Krystynka" Sp. z o.o.	Ciechocinek	preventing and curing, resting and recreation activity	subsidiary	not consolidated	23.01.2002	1 423	-	-	1 423	98,17%	98,17%	-
7	Przedsiebiorstwo Gazyfikacji Bezprzewodowej PEGEBE S.A.	Plock	trade and distribution of gas	subsidiary	not consolidated	13.07.2001	917	-	-	917	95,00%	95,00%	-
8	RAF-SLUZBA RATOWNICZA Sp. z o.o.	Jedlicze	fire fighting services	subsidiary	not consolidated	09.04.1999	141	(16)	-	125	88,19%	88,19%	-
9	Petromont Sp. z o.o.	Niemce k.Lublina	trade and building services	subsidiary	not consolidated	16.02.2000	335	-	-	335	85,00%	85,00%	-
10	PetroUkraina Ltd Sp. z o.o.	Lwow (Ukraina)	introduction of new technologies, forms of retail and wholesale trade of petrochemical and other products	subsidiary	not consolidated	05.03.2001	33	(33)	-	-	80,00%	80,00%	-
11	NTVK (Nacionaline Turto Valdybos Korporacja) in liquidation	Wilno (Litwa)	trade	subsidiary	not consolidated	22.11.2000	275	(275)	-	-	76,00%	76,00%	-
12	Wspolne Ukrainsko-Polskie Przedsiebiorstwo w formie Sp. z o.o. PETRO-UKRAINA w likwidacji*****	Lwow (Ukraina)	entrepreneurial activities related with introduction of new technologies, forms of retail and wholesale trade of petrochemical and other products	subsidiary	not consolidated	10.08.2000	175	(175)	-	-	62,00%	62,00%	-
13	RAN-AKSES Sp. z o.o.	Szczecin	used oils collection	subsidiary	not consolidated	07.04.1998	105	(44)	(19)	61	60,69%	60,69%	-
14	RAN-OIL Sp. z o.o.	Tarnow	used oils collection	subsidiary	not consolidated	29.01.1998	169	(14)	(14)	155	51,00%	51,00%	-
15	RAN-PETROMEX Sp. z o.o. (in liquidation)	Opole	used oils collection	subsidiary	not consolidated	07.04.1998	25	(25)	-	-	51,00%	51,00%	-
16	RAN-WATT Sp. z o.o. in liquidation	Torun	used oils collection	subsidiary	not consolidated	29.04.1998	26	(26)	-	-	51,00%	51,00%	-
Total companies indirectly subordinated not consolidated							**8 072**	**(1 711)**	**(754)**	**6 361**			
Directly joint venture companies consolidated													
1	BASELL ORLEN POLYOLEFINS Sp. z o.o.	Plock	production, distribution and sales of polyolefins	joint venture	equity method	19.12.2002	453 699	-	-	411 367	50,00%	50,00%	-
Total directly joint venture companies consolidated (the book value of the companies is constituted by percentage share in equity as at 30.06.2004)							**453 699**	-	-	**411 367**			
Indirectly joint venture companies consolidated**													
1	UAB Ship Service Klaipeda Sp. z o.o.	Klaipeda, Lithuania	trade	joint venture	equity method	23.04.2002	24	(24)	-	-	50,00%	50,00%	-
Total indirectly joint venture companies consolidated							**24**	**(24)**	-	-			
Direct associates consolidated													
1	Naftoport Sp. z o.o.	Gdansk	construction and utilising of liquid fuels reloading terminals	associate	equity method	17.07.1991	35 319	-	-	48 795	48,71%	48,71%	-
2	Flexpol Sp. z o.o.	Plock	foil production	associate	equity method	03.01.2000	4 800	-	-	6 522	40,00%	40,00%	-
3	Chemiepetrol GmbH	Hamburg	trade and intermediary activities regarding chemical and similar goods	associate	equity method	28.04.1993	397	-	-	656	20,00%	20,00%	-
Total direct associates consolidated (the book value of the companies is constituted by percentage share in equity as at 30.06.2004)							**40 516**	-	-	**55 973**			
Indirect associates consolidated**													
1	P.U.T. WIRCOM Sp. z o.o.	Wloclawek	repairs of electric-spinning machines	associate	equity method	13.04.1994	150	-	-	1 951	49,02%	49,02%	-
2	Z.U.P. EKO-DROG Sp. z o.o.	Wloclawek	cultivation of land, roads and green areas	associate	equity method	03.03.1994	30	-	-	680	48,78%	48,78%	-
3	P.W. EURO-TRANSCHEM Sp. z o.o.	Wloclawek	transport and sales of fuels	associate	equity method	26.02.1993	12	-	-	1 081	47,95%	47,95%	-
4	P.H.U.P. TRANSCHEM Sp. z o.o.	Wloclawek	railroad transport and repairs	associate	equity method	26.02.1993	110	-	-	3 188	47,39%	47,39%	-
5	APEX-ELZAR Sp. z o.o.	Wloclawek	maintenance of measuring and controlling equipment	associate	equity method	31.08.1993	138	-	-	1 427	46,96%	46,96%	-
6	S.P.P. PROFMED Sp. z o.o.	Wloclawek	medical services	associate	equity method	19.12.1994	7	-	-	253	45,86%	45,86%	-
7	P.P.H.U. ARBUD Sp. z o.o.	Wloclawek	building, construction and repairs services	associate	equity method	26.02.1993	4	-	-	1 084	45,26%	45,26%	-
8	Petro-Oil SEEWAX Sp. z o.o.	Sulejowek k.Warszawy	trade and services in oil industry	associate	equity method	18.08.1999	190	-	-	21	25,00%	25,00%	majority in Supervisory Board
9	Petro-Oil Lodzkie Centrum Sprzedazy Sp. z o.o.	Lodz	production, sale, services	associate	equity method	17.12.2002	51	-	-	-	25,00%	25,00%	majority in Supervisory Board
10	Petro-Oil Malopolskie Centrum Sprzedazy Sp. z o.o.	Szczucin	production and trade of petrochemical products	associate	equity method	30.10.2000	1 425	-	-	1 290	24,00%	24,00%	majority in Supervisory Board
11	Petro-Oil Podlaskie Centrum Sprzedazy Sp. z o.o.	Bialystok	trade and services in oil industry	associate	equity method	26.10.2000	168	-	-	273	24,00%	24,00%	majority in Supervisory Board
12	Petro-Oil Zachodniopomorskie Centrum Sprzedazy Sp. z o.o.	Szczecin	production and trade of petrochemical products	associate	equity method	27.12.2000	168	-	-	-	24,00%	24,00%	majority in Supervisory Board
13	Petro-Oil Dolnoslaskie Centrum Sprzedazy Sp. z o.o.	Legnica	production, trade and services	associate	equity method	17.11.1999	132	-	-	202	24,00%	24,00%	majority in Supervisory Board
14	Petro-Oil Pomorskie Centrum Sprzedazy Sp. z o.o.	Gdansk	trade and services in oil industry	associate	equity method	02.10.2000	108	-	-	33	24,00%	24,00%	majority in Supervisory Board
15	Petro-Oil Slaskie Centrum Sprzedazy Sp. z o.o.	Olkusz	production, trade and services	associate	equity method	09.04.2001	194	-	-	-	24,00%	24,00%	majority in Supervisory Board
16	Petro-Oil Wielkopolskie Centrum Sprzedazy Sp. z o.o.	Suchy Las k.Poznania	production and trade of petrochemical products	associate	equity method	25.05.2000	33	-	-	252	22,00%	22,00%	majority in Supervisory Board
Total indirect associates consolidated (the book value of the companies is constituted by percentage share in equity as at 30.06.2004)							**2 920**	-	-	**11 735**			

(in PLN thousand)

Note 5E
STAKES OR SHARES IN SUBORDINATED ENTITIES

No.	a	b	c	d	e	f	g	h		i	j	k	l
	Name with indication of legal form	location	activity	share capital relationship	method of consolidation	date of control /joint control takeover or gaining significant influence	balance sheet value of shares	total valuation adjustments, including:	contribution in kind differences	book value of shares	percentage of share capital owned	share in total votes on General Meeting of Shareholders	other than mentioned in point j) or k) basis of domination
Direct associates not consolidated													
1	Motell Sp. z o.o.	Morawica	catering and hotel services	associate	not consolidated	26.03.1999	700	-	-	153	35,00%	35,00%	-
2	POILEN Sp. z o.o.	Krakow	technological and construction designing services, delivery and assembling of heating and mechanical facilities	associate	not consolidated	09.06.2003	97	-	-	12	24,99%	24,99%	-
Total direct associates not consolidated							797	-	-	165			
Indirect associates not consolidated**													
1	Petro-Oil CZ s.r.o.	Brno Prikop (Czech Republic)	production, trade and services in oil industry	associate	not consolidated	18.12.2001	54	(39)	-	15	49,00%	49,00%	majority in Supervisory Board
Total indirect associates not consolidated							54	(39)	-	15			
Total subordinated and associated companies from the PKN ORLEN Capital Group							42 397	(13 340)	(7 945)	28 425			

1) date of purchase of shares in German subsidiaries, before capital increase, which took place on 28 February 2003
2) equivalent of EUR 120,056 thousand
3) foreign exchange gains from valuation at balance sheet date

* PKN ORLEN S.A. - 9.00%, Rafineria Trzebinia S.A. - 75.58%, Rafineria Nafty Jedlicze S.A. - 7.71%

** Subsidiaries, associates and joint ventures of the companies: Rafineria Trzebinia S.A., Rafineria Nafty Jedlicze S.A., ORLEN PetroProfit Sp. z o.o., ORLEN Oil Sp. z o.o., ORLEN PetroTank Sp. z o.o., Anwil S.A., ORLEN Medica Sp. z o.o., ORLEN Gaz Sp. z o.o., Ship Service S.A.

*** ORLEN Oil Sp. z o.o. - 24.00%, ORLEN PetroProfit Sp. z o.o. - 76.00%

**** Rafineria Nafty Jedlicze S.A. - 81.00%, Rafineria Trzebinia S.A. - 8.00%

***** ORLEN PetroProfit Sp. z o.o. - 31.00%, ORLEN PetroTank Sp. z o.o. - 31.00%

(in PLN thousand)

Note 5F

STAKES OR SHARES IN SUBSIDIARIES AND ASSOCIATES

No.	a	m							n			o			p	r	s	t
	Name of entity	equity, including:	share capital	unpaid share capital (negative value)	reserve capital	other items of equity, including:	undistributed profits/not covered losses from previous years	net profit/(loss)	Entity's payables and provisions, including:	long-term payables	short-term payables	Entity's receivables, including:	long-term receivables	short-term receivables	entity's total assets	sales	unpaid share capital	dividends and share in profits received and due for the last year
	Subordinated companies directly consolidated																	
1	ORLEN Deutschland AG	532 580	283 020	-	283 256	(33 696)	4 625	(18 115)	1 035 576	112 328	856 778	308 216	-	308 216	1 640 488	4 173 093	-	-
2	ORLEN Gaz Sp. z o.o.	55 878	24 823	-	33 269	(2 214)	(2 192)	(22)	53 468	966	51 833	42 016	-	42 016	109 345	196 874	-	-
3	ORLEN PetroCentrum Sp. z o.o.	40 533	21 000	-	19 859	(326)	-	(326)	91 090	77	88 776	91 074	-	91 074	131 624	558 517	-	834
4	ORLEN Medica Sp. z o.o.	14 108	13 273	-	651	184	-	184	1 956	-	1 484	1 637	-	1 637	16 064	7 697	-	-
5	ORLEN Budonaft Sp. z o.o.	1 271	3 795	-	2 689	(5 213)	(5 962)	(479)	12 571	-	12 002	4 282	-	4 282	13 842	11 693	-	-
6	ORLEN Powiernik Sp. z o.o.	2 454	25	-	70	2 359	-	2 359	7	-	7	2	-	2	2 461	30	-	424
7	ORLEN Morena Sp. z o.o.	11 771	10 500	-	1 457	(186)	-	(186)	14 413	-	14 368	17 991	-	17 991	26 183	110 670	-	914
8	ORLEN PetroProfit Sp. z o.o.	28 176	11 500	-	17 737	(1 061)	-	(1 061)	46 636	3 798	42 677	27 152	694	26 458	74 812	183 969	-	700
9	ORLEN KolTrans Sp. z o.o.	42 393	40 859	-	-	1 534	3	704	6 426	904	4 365	5 766	-	5 766	48 819	13 540	-	1 224
10	ORLEN Transport Szczecin Sp. z o.o.	3 737	3 424	-	496	(183)	-	(183)	967	-	857	627	-	627	4 704	2 211	-	-
11	ORLEN Transport Lublin Sp. z o.o.	18 627	16 174	-	3 345	(892)	-	(892)	1 759	-	1 070	1 556	-	1 556	20 386	5 854	-	-
12	ORLEN Transport Krakow Sp. z o.o.	9 875	12 465	-	-	(2 590)	(2 138)	(452)	12 404	7 264	4 750	2 977	-	2 977	22 279	13 558	-	-
13	ORLEN Transport Plock Sp. z o.o.	29 300	26 420	-	2 041	839	-	199	18 693	8 500	7 060	7 564	-	7 564	47 992	35 803	-	-
14	ORLEN Transport Slupsk Sp. z o.o.	11 981	8 644	-	3 325	12	-	12	2 654	693	1 778	2 522	-	2 522	14 635	10 255	-	7
15	ORLEN Transport Nowa Sol Sp. z o.o.	17 832	10 091	-	7 528	213	-	213	6 781	909	4 112	2 643	-	2 643	24 613	9 437	-	248
16	Zakład Budowy Aparatury S.A.	17 906	18 000	-	3 022	(3 116)	(2 003)	(1 113)	8 171	-	5 100	5 225	2 493	2 732	26 078	7 236	-	-
17	Orlen Laboratorium Sp. z o.o.	7 614	9 915	-	-	(2 301)	(3 515)	1 215	16 405	-	5 089	4 539	323	4 216	24 020	19 417	-	-
18	ORLEN Transport Olsztyn Sp. z o.o.	9 858	8 463	-	1 484	(89)	-	(89)	1 774	-	1 550	2 104	-	2 104	11 632	8 060	-	61
19	ORLEN Oil Sp. z o.o.	70 572	43 558	-	20 830	6 184	240	5 931	106 065	-	98 253	121 442	-	121 442	176 637	248 036	-	-
20	ORLEN PetroTank Sp. z o.o.	47 666	11 750	-	38 708	(2 792)	-	(2 792)	141 383	19 351	113 962	96 654	-	96 654	189 049	472 165	-	-
21	ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	5 905	5 390	-	627	(112)	-	(112)	4 963	1 615	3 211	1 665	-	1 665	10 869	11 095	-	-
22	Petrotel Sp. z o.o.	29 839	8 200	-	18 906	2 733	-	2 733	17 136	7 100	7 881	4 796	-	4 796	46 976	15 807	-	845
23	ORLEN Asfalt Sp. z o.o. (formerly BITREX Sp. z o.o.)	86 450	60 635	-	22 976	2 839	-	3 080	118 931	1 112	114 989	70 624	-	70 624	205 382	147 363	-	-
24	Rafineria Trzebinia S.A.	336 318	43 042	-	259 493	33 783	-	33 783	162 430	-	154 157	91 822	-	91 822	498 748	599 622	-	-
25	Anwil S.A.	939 329	150 000	-	399 366	389 963	-	81 229	256 434	22 718	201 159	225 421	4 778	220 643	1 195 763	778 541	-	-
26	Rafineria Nafty Jedlicze S.A.	131 429	78 000	-	79 189	(25 760)	(26 541)	781	188 041	78 195	98 631	51 477	-	51 477	319 470	273 924	-	-
27	Inowroclawskie Kopalnie Soli "SOLINO" S.A.	81 780	19 146	-	42 424	20 210	-	5 735	165 224	125 869	23 672	8 639	-	8 639	247 004	55 400	-	-
28	SHIP - SERVICE S.A.	27 855	3 943	-	21 926	1 986	(573)	559	42 390	1 250	39 142	32 929	-	32 929	70 245	93 885	-	-
29	ORLEN Automatyka Sp. z o.o.	7 705	2 400	-	4 418	887	-	887	6 752	-	2 783	2 467	-	2 467	14 457	10 967	-	209
30	ORLEN PetroZachod Sp. z o.o.	22 557	17 749	-	6 371	(1 563)	(1 815)	252	77 182	1 284	75 776	57 479	-	57 479	99 739	251 589	-	-
31	Petrolot Sp. z o.o.	52 212	20 039	-	30 122	2 051	-	2 051	97 958	15 888	76 899	67 833	-	67 833	150 170	238 548	-	1 020
32	ORLEN Projekt S.A.	12 491	1 500	-	11 676	(685)	(840)	155	4 449	-	1 658	5 174	-	5 174	16 940	8 431	-	-
33	ORLEN Wir Sp. z o.o.	3 829	1 600	-	2 000	229	-	229	2 534	-	1 361	1 627	-	1 627	6 364	3 249	-	-
	Total subordinated companies directly consolidated	2 711 831	989 343	-	1 339 261	383 227	(40 711)	116 469	2 723 623	409 821	2 117 190	1 367 942	8 288	1 359 654	5 507 790	8 576 536	-	6 486

(in PLN thousand)

Note 5F

STAKES OR SHARES IN SUBSIDIARIES AND ASSOCIATES

No.	a Name of entity	m equity, including:	share capital	unpaid share capital (negative value)	reserve capital	other items of equity, including:	undistributed profits/not covered losses from previous years	net profit/(loss)	n Entity's payables and provisions, including:	long-term payables	short-term payables	o Entity's receivables, including:	long-term receivables	short-term receivables	p entity's total assets	r sales	s unpaid share capital	t dividends and share in profits received and due for the last year
	Subordinated companies indirectly consolidated																	
1	Energomedia Sp. z o.o.	27 634	27 178	-	107	349	(148)	497	7 074	-	4 879	5 346	-	5 346	34 708	21 121	-	-
2	Bor-Farm Sp. z o.o.	4 305	8 253	-	215	(4 163)	(3 964)	(199)	3 835	741	3 094	-	-	-	8 140	16	-	-
3	Petro-Oil Lubelskie Centrum Sprzedazy Sp. z o.o.	3 303	1 900	-	1 030	373	-	373	9 297	-	9 140	5 682	-	5 682	12 600	22 404	-	-
4	RAF-LAB Sp. z o.o.	2 663	2 500	-	176	(13)	-	(13)	521	-	306	1 524	-	1 524	3 183	1 617	-	-
5	NaftoWax Sp. z o.o.	2 373	50	-	2 276	47	-	47	42 194	109	41 666	9 583	-	9 583	44 567	33 089	-	-
6	RAF-KOLTRANS Sp. z o.o.	595	1 850	-	-	(1 255)	(1 256)	1	546	-	311	1 018	-	1 018	1 141	1 360	-	-
7	EuroNaft Trzebinia Sp. z o.o. (formerly NaftoTransRem Sp. z o.o.)	14 622	12 560	-	1 808	254	-	254	5 703	45	4 331	2 238	5	2 233	20 326	20 633	-	-
8	Przedsiebiorstwo Inwestycyjno-Remontowe RemWil Sp. z o.o.	8 284	3 000	-	4 199	1 085	-	1 085	18 208	-	15 968	20 414	-	20 414	26 492	34 402	-	-
9	RAF-ENERGIA Sp. z o.o.	1 128	1 500	-	-	(372)	(802)	430	3 893	-	2 505	4 350	-	4 350	5 021	13 235	-	-
10	Przedsiebiorstwo Produkcyjno-Handlowo-Uslugowe Pro-Lab Sp. z o.o.	1 178	305	-	-	873	-	539	5 236	1 054	4 045	2 519	-	2 519	6 414	10 120	-	-
11	RAF-TRANS Sp. z o.o.	618	2 000	-	-	(1 382)	(1 376)	(6)	535	-	408	621	-	621	1 153	2 234	-	-
12	EkoNaft Sp. z o.o.	2 652	50	-	1 463	1 139	-	1 139	2 077	-	1 473	3 029	-	3 029	4 729	6 718	-	-
13	ORLEN Transport Poznan Sp. z o.o.	13 324	11 273	-	2 247	(196)	-	(603)	2 809	-	1 663	1 569	-	1 569	16 133	7 231	-	-
14	RAF-REMAT Sp. z o.o.	1 736	1 756	-	319	(339)	(370)	31	1 445	-	707	2 291	-	2 291	3 181	3 537	-	-
15	ORLEN Transport Warszawa Sp. z o.o.	7 878	6 291	-	1 544	43	-	31	1 623	-	1 208	1 451	-	1 451	9 501	8 878	-	-
16	RAF-EKOLOGIA Sp. z o.o.	(409)	686	-	-	(1 095)	(1 413)	318	1 881	-	1 595	1 333	-	1 333	1 472	3 172	-	-
17	Konsorcjum Olejow Przepracowanych - Organizacja Odzysku S.A.	2 057	1 000	-	1 004	53	-	53	2 309	-	2 122	2 947	-	2 947	4 366	9 725	-	-
18	P.U.S. i P. CHEMEKO Sp. z o.o.	2 825	18	-	2 636	171	-	171	710	-	654	1 666	-	1 666	3 535	3 216	-	-
19	ORLEN Petrogaz Wroclaw Sp. z o.o.	3 645	3 100	-	720	(175)	(108)	(67)	5 788	343	5 444	2 900	-	2 900	9 433	15 065	-	-
20	Petrooktan Sp. z o.o.	1 242	781	-	516	(55)	-	(55)	609	-	609	434	-	434	1 852	3 202	-	47
	Total subordinated companies indirectly consolidated	**101 653**	**86 051**	-	**20 260**	**(4 658)**	**(9 437)**	**4 026**	**116 293**	**2 292**	**102 128**	**70 915**	**5**	**70 910**	**217 947**	**220 975**	-	**47**
	Subordinated companies directly not consolidated																	
1	SAMRELAKS Machocice Sp. z o.o.	4 753	6 725	-	-	(1 972)	(1 656)	(316)	190	-	188	87	-	87	4 943	762	-	-
2	ZAWITAJ Swinoujscie Sp. z o.o.	2 796	4 110	-	-	(1 314)	(1 006)	(308)	469	-	303	89	-	89	3 265	675	-	-
3	Z.W. Mazowsze Sp. z o.o.	2 687	3 932	-	-	(1 245)	(1 219)	(26)	535	23	488	221	-	221	3 222	1 064	-	-
4	Wisla Plock Sportowa S.A.	1 457	1 000	-	609	(152)	(360)	183	4 286	-	3 409	3 258	400	2 858	5 743	8 781	-	-
5	Centrum Komercjalizacji Technologii Sp. z o.o (formerly CPN Marine Service Gdansk Sp. z o.o.)	852	1 000	-	16	(164)	(127)	(37)	100	-	100	182	-	182	952	158	-	-
6	ORLEN Ochrona Sp. z o.o.	4 485	500	-	2 599	1 386	-	1 386	7 858	1 064	6 017	4 898	-	4 898	12 343	18 331	-	-
7	Zaklad Urzadzen Dystrybucyjnych Sp. z o.o.	8 539	6 536	-	1 499	504	-	504	4 069	626	3 142	2 844	-	2 844	12 608	11 289	-	-
8	Serwis Nowa Wies Wielka Sp. z o.o.	1 437	1 269	-	258	(90)	-	(90)	595	-	429	490	5	485	2 032	1 532	-	-
9	D.W. Mazowsze Sp. z o.o.	831	1 649	-	3	(821)	(793)	(28)	615	39	516	22	-	22	1 446	491	-	-
10	Serwis Mazowsze Sp. z o.o.	553	788	-	206	(441)	(82)	(359)	1 549	41	1 390	818	-	818	2 102	3 064	-	-
11	B.H.T. Dromech S.A. Warszawa w upadlosci	in liquidation																
12	Centrum Edukacji Sp. z o.o.	996	654	-	19	323	(20)	343	1 340	-	634	639	-	639	2 336	3 470	-	-
13	ORLEN Petrogaz Nowa Brzeznica Sp. z o.o. w upadlosci	in liquidation																
14	Petromor Sp. z o.o.	2 209	2 580	-	-	(371)	(237)	(134)	18	-	18	31	-	31	2 227	35	-	-
	Total directly subordinated companies not consolidated	**31 595**	**30 743**	-	**5 209**	**(4 357)**	**(5 500)**	**1 118**	**21 624**	**1 793**	**16 634**	**13 579**	**405**	**13 174**	**53 219**	**49 652**	-	-

(in PLN thousand)

Note 5F

STAKES OR SHARES IN SUBSIDIARIES AND ASSOCIATES

No.	a	m							n			o			p	r	s	t
	Name of entity	equity, including:	share capital	unpaid share capital (negative value)	reserve capital	other items of equity, including:	undistributed profits/not covered losses from previous years	net profit/(loss)	Entity's payables and provisions, including:	long-term payables	short-term payables	Entity's receivables, including:	long-term receivables	short-term receivables	entity's total assets	sales	unpaid share capital	dividends and share in profits received and due for the last year
	Companie indirectly subordinated not consolidated																	
1	Przedsiebiorstwo Rolne Agro - Azoty II Wloclawek Sp. z o.o. Laka	343	883	-	-	(540)	(415)	(165)	1 127	77	1 047	47	-	47	1 470	701	-	-
2	Hermann Eggert Mineraloelvertriebs GmbH	408	3 251	-	-	(2 843)	(2 843)	-	-	-	-	397	-	397	397	-	-	-
3	RAF-BIT Sp. z o.o.	208	200	-	5	3	-	3	119	-	103	223	-	223	327	590	-	-
4	Wecotect Trading & Consulting GmbH w likwidacji	in liquidation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
5	Zakladowa Straz Pozarna Sp. z o.o.	2 151	2 134	-	166	(149)	(208)	59	748	-	397	550	-	550	2 899	2 276	-	-
6	Sanatorium Uzdrowiskowe "Krystynka" Sp. z o.o.	2 556	2 295	-	145	116	-	116	220	-	187	90	-	90	2 776	1 137	-	-
7	Przedsiebiorstwo Gazyfikacji Bezprzewodowej PEGEBE S.A.	(233)	1 740	-	-	(1 973)	(2 055)	82	1 878	-	1 365	119	-	119	1 645	1 937	-	-
8	RAF-SLUZBA RATOWNICZA Sp. z o.o.	159	160	-	6	(7)	(19)	12	345	-	326	352	-	352	504	1 316	-	-
9	Petromont Sp. z o.o.	626	400	-	256	(30)	-	(30)	2 809	1 162	1 647	1 498		1 498	3 436	10 830	-	-
10	PetroUkraina Ltd Sp. z o.o.	activity suspended																
11	NTVK (Nacionaline Turto Valdybos Korporacja - spolka akcyjna) w likwidacji	in liquidation																
12	Wspolne Ukrainsko-Polskie Przedsiebiorstwo w formie Sp. z o.o. PETRO-UKRAINA w likwidacji	in liquidation																
13	RAN-AKSES Sp. z o.o. w likwidacji	in liquidation																
14	RAN-OIL Sp. z o.o.	369	331	-	337	(299)	(298)	(1)	16	-	16	175	-	175	385	1 359	-	-
15	RAN-PETROMEX Sp. z o.o.	in liquidation																
16	RAN-WATT Sp. z o.o. w likwidacji	in liquidation																
	Total indirectly subordinated companies not consolidated	**6 587**	**11 394**	-	**915**	**(5 722)**	**(5 838)**	**76**	**7 262**	**1 239**	**5 088**	**3 451**	-	**3 451**	**13 839**	**20 146**	-	-
	Directly joint venture companies consolidated																	
1	BASELL ORLEN POLYOLEFINS Sp. z o.o.	981 166	907 398	-	1	73 767	45 592	35 730	697 694	10 072	638 968	151 991	-	151 991	1 678 860	480 133	-	-
	Total directly joint venture companies consolidated	**981 166**	**907 398**	-	**1**	**73 767**	**45 592**	**35 730**	**697 694**	**10 072**	**638 968**	**151 991**	-	**151 991**	**1 678 860**	**480 133**	-	-
	Indirectly joint venture companies consolidated																	
1	UAB Ship Service Klaipeda Sp. z o.o.	(3 538)	63	-	-	(3 601)	(2 624)	(977)	3 775	-	3 775	76	-	76	237	1 552	-	-
	Total indirectly joint venture companies consolidated	**(3 538)**	**63**	-	-	**(3 601)**	**(2 624)**	**(977)**	**3 775**	-	**3 775**	**76**	-	**76**	**237**	**1 552**	-	-
	Direct associates consolidated																	
1	Naftoport Sp. z o.o.	100 175	45 942	-	8 187	46 046	-	16 588	4 827	-	3 608	4 453	-	4 453	105 001	39 869	-	11 167
2	Flexpol Sp. z o.o.	16 304	12 000	-	3 014	1 290	-	1 290	17 879	-	16 887	19 382	-	19 382	34 183	42 545	-	1 200
3	Chemiepetrol GmbH	3 280	232	-	-	3 048	3 388	(354)	2 640	-	2 253	2 325	-	2 325	5 921	15 961	-	14
	Total direct associates consolidated	**119 759**	**58 174**	-	**11 201**	**50 384**	**3 388**	**17 524**	**25 346**	-	**22 748**	**26 160**	-	**26 160**	**145 105**	**98 375**	-	**12 381**
	Indirect associates consolidated																	
1	P.U.T. WIRCOM Sp. z o.o.	3 978	305	-	3 416	257	-	257	4 746	-	4 653	6 464	-	6 464	8 724	10 646	-	-
2	Z.U.P. EKO-DROG Sp. z o.o.	1 394	62	-	1 040	292	-	98	541	-	508	871	-	871	1 934	2 013	-	-
3	P.W. EURO-TRANSCHEM Sp. z o.o.	2 253	24	-	292	1 937	-	602	1 887	-	1 841	2 612	-	2 612	4 140	10 949	-	-
4	P.H.U.P. TRANSCHEM Sp. z o.o.	6 727	232	-	202	6 293	-	207	2 552	-	2 474	2 740	-	2 740	9 279	7 567	-	-
5	APEX-ELZAR Sp. z o.o.	3 037	294	-	1 967	776	-	215	2 084	-	1 976	3 557	-	3 557	5 121	5 356	-	-
6	S.P.P. PROFMED Sp. z o.o.	551	16	-	471	64	-	64	334	-	269	457	-	457	885	1 851	-	-

(in PLN thousand)

Note 5F

STAKES OR SHARES IN SUBSIDIARIES AND ASSOCIATES

	a	m							n			o			p	r	s	t
No.	Name of entity	equity, including:	share capital	unpaid share capital (negative value)	reserve capital	other items of equity, including:	undistributed profits/not covered losses from previous years	net profit/(loss)	Entity's payables and provisions, including:	long-term payables	short-term payables	Entity's receivables, including:	long-term receivables	short-term receivables	entity's total assets	sales	unpaid share capital	dividends and share in profits received and due for the last year
7	P.P.H.U. ARBUD Sp. z o.o.	2 395	10	-	48	2 337	-	(123)	1 946	-	1 883	2 545	-	2 545	4 341	4 384	-	-
8	Petro-Oil SEEWAX Sp. z o.o.	567	760	-	40	(233)	(278)	45	6 377	-	6 305	2 855	-	2 855	6 944	11 861	-	-
9	Petro-Oil Lodzkie Centrum Sprzedazy Sp. z o.o.	238	200	-	119	(81)	(105)	24	4 054	-	4 039	2 369	-	2 369	4 173	7 126	-	-
10	Petro-Oil Malopolskie Centrum Sprzedazy Sp. z o.o.	6 194	6 000	-	340	(146)	-	(146)	18 685	-	18 609	11 644	-	11 644	24 879	38 320	-	-
11	Petro-Oil Podlaskie Centrum Sprzedazy Sp. z o.o.	1 419	700	-	711	8	-	8	4 325	-	4 325	3 296	-	3 296	5 744	8 049	-	-
12	Petro-Oil Zachodniopomorskie Centrum Sprzedazy Sp. z o.o.	149	700	-	-	(551)	(500)	(51)	3 716	41	3 655	2 467	-	2 467	3 865	7 585	-	-
13	Petro-Oil Dolnoslaskie Centrum Sprzedazy Sp. z o.o.	1 479	550	-	602	327	-	327	6 124	-	6 095	3 450	-	3 450	7 602	13 371	-	-
14	Petro-Oil Pomorskie Centrum Sprzedazy Sp. z o.o.	428	450	-	-	(22)	3	(24)	5 021	-	5 009	2 903	-	2 903	5 450	11 871	-	-
15	Petro-Oil Slaskie Centrum Sprzedazy Sp. z o.o.	317	800	-	-	(483)	(490)	7	9 786	-	9 781	7 205	-	7 205	10 103	19 819	-	-
16	Petro-Oil Wielkopolskie Centrum Sprzedazy Sp. z o.o.	1 942	148	-	1 576	218	3	214	18 152	-	17 853	11 407	-	11 407	20 094	41 932	-	-
	Total indirect associates consolidated	**33 068**	**11 251**	-	**10 824**	**10 993**	**(1 367)**	**1 724**	**90 330**	**41**	**89 275**	**66 842**	-	**66 842**	**123 278**	**202 700**	-	-
	Direct associates not consolidated																	
1	Motell Sp. z o.o.	438	2 000	-	-	(1 562)	(1 450)	(112)	797	-	797	352	-	352	1 235	3 183	-	-
2	POILEN Sp. z o.o.	48	3 086	-	1 975	(5 013)	(4 601)	(132)	31	-	31	17	-	17	79	-	-	-
	Total direct associates not consolidated	**486**	**5 086**	-	**1 975**	**(6 575)**	**(6 051)**	**(244)**	**828**	-	**828**	**369**	-	**369**	**1 314**	**3 183**	-	-
	Indirect associates not consolidated																	
1	Petro-Oil CZ s.r.o.	30	143	-	-	(113)	(134)	21	925	-	925	667	-	667	955	6 782	-	-
	Total indirect associates not consolidated	**30**	**143**	-	-	**(113)**	**(134)**	**21**	**925**	-	**925**	**667**	-	**667**	**955**	**6 782**	-	-

The above financial data of subordinated companies for the 6 month period ended 30 June 2004 were not subject to auditor's review or audit.

(in PLN thousand)

Nota 5G

STAKES OR SHARES IN OTHER ENTITIES

	a	b	c	d	e		f	g	h	i
No.	name with indication of legal form	location	activity	book value of shares	entity's equity, including:	share capital	% of share capital owned	share in votes on the General Shareholders Meeting	unpaid share capital	dividends and share in profits received and due for the last year
1	Polkomtel S.A.	Warsaw	cellular telecommunication services	436 495	3 599 270	2 050 000	19.61%	19.61%	-	68 216
2	SK Eurochem Sp.z o.o. 1)	Wloclawek	chemicals production	24 192	140 944	145 106	17.37%	17.37%	-	-
3	AWSA Holland II B.V.*	Amsterdam	bearing of shares and management of Dutch law limited liability company, as well as granting collateral for liabilities of third parties and all other activity related to that subject. Dominant Company of Autostrada Wielkopolska S.A.	61 400	-	-	9.22%	9.22%	-	-
4	WODKAN S.A.	Ostrow Wielkopolski	sewage system and water services	549	136 701	47 146	3.57%	3.57%	-	-
5	Polimex-Cekop S.A.	Warsaw	foreign and domestic trade of chemicals, building production and designing services	468	115 827	24 185	0.52%	0.52%	-	-
6	Huta Stalowa Wola S.A. Zaklad Sprezynowania 2)	Stalowa Wola	weapons and army equipment production	230	121 765	267 126	0.16%	0.16%	-	-
7	Stocznia Gdynia S.A.*	Gdynia	shipyard	176			0.12%	0.12%	-	-
8	Other*			202			0,00%	-	-	-
TOTAL				523 712						68 216

* The Dominant Company does not have relevant financial data concerning entity's equity as at 30 June 2004.

1) Anwil S.A.

2) PKN ORLEN S.A. 0.08%, Rafineria Nafty Jedlicze S.A. 0.07%, Rafineria Trzebinia S.A. 0.01%

Presented are only those shares in other entities, for which provision was not provided for.

(in PLN thousand)

Note 5H

LONG TERM SHARES, SECURITIES AND OTHER PROPERTY RIGHTS (CURRENCY TYPE)	30 June 2004	31 December 2003	30 June 2003
a) in Polish currency	1 032 894	1 000 306	438 706
b) in foreign currencies (by currency and recalculated to zloty)	1 246	1 469	524 717
b1. unit/currency thousand/USD	-	-	4
thousand PLN	-	-	17
b2. unit/currency thousand/EUR	271	297	120 535
thousand PLN	1 231	1 400	524 632
b3. other currencies in PLN	15	69	68
Total long term shares, securities and other property rights	1 034 140	1 001 775	963 423

Note 5I

LONG TERM SHARES, SECURITIES AND OTHER PROPERTY RIGHTS (BY TRANSFERABILITY)	30 June 2004	31 December 2003	30 June 2003
A. With unlimited transferability, listed on stock exchange (balance sheet value)	928	913	-
a) shares (balance sheet value)	-	-	-
- adjustments (for the period)	-	-	-
- value at the beginning of the period	-	-	-
- value at purchase price	-	-	-
b) bonds (balance sheet value)	928	913	-
- adjustments (for the period)	15	(1)	-
- value at the beginning of the period	913	-	-
- value at purchase price	914	914	-
c) other - by type (balance sheet value)	-	-	-
- adjustments (for the period)	-	-	-
- value at the beginning of the period	-	-	-
- value at purchase price	-	-	-
B. With unlimited transferability, quoted on OTC markets (balance sheet value)	548	340	326
a) shares (balance sheet value)	548	340	326
- adjustments (for the period)	208	(259)	(274)
- value at the beginning of the period	340	599	600
- value at purchase price	3 111	3 111	3 111
b) bonds (balance sheet value)	-	-	-
- adjustments (for the period)	-	-	-
- value at the beginning of the period	-	-	-
- value at purchase price	-	-	-
c) other - by type (balance sheet value)	-	-	-
- adjustments (for the period)	-	-	-
- value at the beginning of the period	-	-	-
- value at purchase price	-	-	-
C. With unlimited transferability, not quoted on regulated market (balance sheet value)	37 258	43 993	13 966
a) shares (balance sheet value)	36 913	37 270	13 966
- adjustments (for the period)	(2 063)	2 736	(301)
- value at the beginning of the period	1 367	14 357	14 267
- value at purchase price	38 779	35 844	11 398
b) bonds (balance sheet value)	-	-	-
- adjustments (for the period)	-	-	-
- value at the beginning of the period	-	-	-
- value at purchase price	-	-	-
c) other - by type (balance sheet value)	345	6 723	-
- adjustments (for the period)	-	(17)	-
- value at the beginning of the period	345	5 370	-
- value at purchase price	692	7 070	-
D. With limited transferability (balance sheet value)	995 406	956 529	949 131
a) shares (balance sheet value)	993 404	956 528	947 773
- adjustments (for the period)	27 372	285 330	7 940
- value at the beginning of the period	965 865	606 359	939 833
- value at purchase price	626 174	706 329	986 774
b) bonds (balance sheet value)	-	-	-
- adjustments (for the period)	-	-	-
- value at the beginning of the period	-	-	-
- value at purchase price	26 000	26 000	26 000
c) other - by type (balance sheet value)	2 002	1	1 358
- adjustments (for the period)	-	-	-
- value at the beginning of the period	2	1	1 358
- value at purchase price	2 000	1	1 358
Total value at purchase price	697 670	779 269	1 028 641
Total value at the beginning of the period	968 832	626 686	956 058
Total adjustments for the period	25 532	287 789	7 365
Total balance sheet value	1 034 140	1 001 775	963 423

(in PLN thousand)

	30 June 2004	31 December 2003	30 June 2003

Note 5J

LONG TERM LOANS GRANTED (CURRENCY TYPE)			
a) in Polish currency	1 271	1 283	99 559
b) in foreign currencies (by currency and recalculated to PLN)	19 597	20 288	15 194
b2. unit/currency thousand/EUR	4 314	4 301	3 409
thousand PLN	19 597	20 288	15 194
b3. other currencies in PLN	-	-	-
Total long term loans	20 868	21 571	114 753

Note 5K

OTHER LONG TERM INVESTMENTS (BY TYPE)			
Total other long term investments	-	-	-

Note 5L

MOVEMENTS IN OTHER LONG TERM INVESTMENTS (BY TYPE)			
a) balance at the beginning of period	-	-	-
b) increases	-	-	-
c) decreases	-	-	-
d) balance at the end of period	-	-	-
Total other long term investments	-	-	-

Note 5M

OTHER LONG TERM INVESTMENTS (CURRENCY TYPE)			
a) in Polish currency	-	-	-
b) in foreign currencies (by currency and recalculated to zloty)	-	-	-
Total other long term investments	-	-	-

Note 6A

MOVEMENTS IN DEFERRED TAX ASSETS			
1.Balance at the beginning of the period, including:	15 120	24 570	24 570
a) reflected in financial result	15 947	25 397	25 397
b) reflected in equity	(827)	(827)	(827)
c) reflected in goodwill or negative goodwill	-	-	-
2. Increases*	10 580	12 802	4 826
a) reflected in financial result of the period due to negative temporary differences	10 596	12 705	4 575
b) reflected in financial result of the period due to tax loss	(16)	97	251
c) reflected in equity due to temporary negative differences	-	-	-
d) reflected in equity due to tax loss	-	-	-
f) increase due to change in Capital Group	-	-	-
3. Decreases*	(2 993)	(22 252)	(11 149)
a) reflected in financial result of the period due to negative temporary differences	(2 659)	(21 971)	(10 683)
b) reflected in financial result of the period due to tax loss	(334)	(281)	(466)
c) reflected in equity due to temporary negative differences	-	-	-
d) reflected in equity due to tax loss	-	-	-
e) reflected in goodwill or badwill due to temporary negative differences	-	-	-
4. Balance at the end of the period	22 707	15 120	18 247
a) reflected in financial result	23 534	15 947	19 074
b) reflected in equity	(827)	(827)	(827)
c) reflected in goodwill or negative goodwill	-	-	-
Total deferred tax assets at the end of the period	22 707	15 120	18 247

* net ncrease reflected in financial result for the period amounts to PLN (7,419) thousand, the difference amounting to PLN 24 thousand is a result of change in number of companies consolidated

(in PLN thousand)

Note 6B

PREPAYMENTS AND DEFERRED COSTS	30 June 2004	31 December 2003	30 June 2003
a) deferred costs, including:	129 948	144 325	137 263
- write down due to the catalisators' wearing off	51 458	66 323	45 750
- cost of acquisition of customers (patronage stations)	50 968	58 423	65 376
- other	27 522	19 579	26 137
b) other	7 854	12 958	471
Total prepayments and deferred costs	137 802	157 283	137 734

Note 7

INVENTORIES	30 June 2004	31 December 2003	30 June 2003
	-	-	-
a) raw materials and other materials	1 730 811	1 521 811	1 370 076
b) work in progress	350 004	284 890	371 748
c) finished goods	1 026 324	970 734	1 188 722
d) goods for resale	240 081	260 346	199 610
e) prepaid inventory	1 897	3 630	2 029
Total inventories	3 349 117	3 041 411	3 132 185
Value of inventories being collateral for Group's liabilities	54 185	36 597	13 484

Note 8A

SHORT TERM RECEIVABLES	30 June 2004	31 December 2003	30 June 2003
	-	-	-
a) from subordinated companies	157 929	118 375	87 934
- trade receivables due:	157 592	114 394	79 142
- within 12 months	119 995	114 394	78 958
- over 12 months	37 597	-	184
- resulting from sales of tangible assets	337	307	114
- dividends and other distributions receivable	-	103	5 047
- receivables due to lease, payments to capital and social fund	-	3 571	3 631
- receivables taken to the court	-	-	-
b) from other companies	2 777 413	2 112 853	2 118 567
- trade receivables due:	1 999 796	1 642 295	1 598 913
- within 12 months	1 998 942	1 642 212	1 597 043
- over 12 months	854	83	1 870
- resulting from sales of tangible assets	1 563	3 377	2 953
- budget receivables	172 917	291 391	160 825
- dividends and other distributions receivable	-	-	-
- other	602 696	175 777	355 811
- receivables taken to the court	441	13	65
Total net short term receivables	2 935 342	2 231 228	2 206 501
g) bad and doubtful receivables provision (positive value)	317 085	316 850	330 099
Total gross trade receivables	3 252 427	2 548 078	2 536 600
Value of receivables being collateral for Group's liabilities	194 074	183 914	201 175

Note 8B

SHORT TERM RECEIVABLES FROM SUBORDINATED COMPANIES	30 June 2004	31 December 2003	30 June 2003
a) trade receivables, from:	157 592	114 394	79 142
- subordinated companies	9 142	9 571	2 936
- joint-ventures	83 092	64 743	70 072
- associated companies	65 358	40 080	6 134
- significant investor	-	-	-
- dominant company	-	-	-
b) other, including:	337	3 981	8 792
- subordinated companies	313	3 299	8 663
- joint-ventures	-	284	129
- associated companies	24	-	-
- significant investor	-	-	-
- dominant company	-	398	-
c) receivables taken to court	-	-	-
Total net short term receivables from subordinated companies	157 929	118 375	87 934
d) bad and doubtful receivables provision (positive value)	7 977	7 196	7 970
Total gross short term receivables from subordinated companies	165 906	125 571	95 904

(in PLN thousand)

Note 8C

MOVEMENTS IN SHORT TERM BAD AND DOUBTFUL DEBT PROVISION	30 June 2004	31 December 2003	30 June 2003
a) balance at the beginning of period	316 850	291 895	291 895
b) increases of:	31 330	118 073	76 275
- initial receivable	24 380	76 493	52 224
- interest	6 320	31 218	17 057
- other	630	10 362	6 994
c) release of	(30 498)	(84 057)	(33 195)
- initial receivable	(22 240)	(57 002)	(21 844)
- interest	(6 557)	(25 649)	(9 780)
- other	(1 701)	(1 406)	(1 571)
d) utilization	(597)	(9 061)	(4 876)
- initial receivable	(408)	(7 146)	(3 638)
- interest	(189)	(1 474)	(897)
- other	-	(441)	(341)
Bad and doubtful debt provision for short term debtors at the end of period	317 085	316 850	330 099

Note 8D

SHORT TERM RECEIVABLES (CURRENCY TYPE)	30 June 2004	31 December 2003	30 June 2003
a) in Polish currency	2 810 068	2 126 722	1 965 547
b) in foreign currencies (by currency and recalculated to PLN)	442 359	421 356	571 053
b1. unit/currency thousand/USD	18 711	9 110	7 758
thousand PLN	70 608	33 854	30 021
b2. unit/currency thousand/EUR	81 729	82 100	120 869
thousand PLN	371 666	387 020	538 322
b3. other currencies in zlotys	85	482	2 710
Total short term receivables	3 252 427	2 548 078	2 536 600

Note 8E

TRADE RECEIVABLES (GROSS) DUE:	30 June 2004	31 December 2003	30 June 2003
a) up to one month old	1 708 649	1 307 007	1 212 094
b) between one month to three months old	221 675	162 075	130 162
c) between three months to six months old	2 808	126	13 131
d) between six months and one year old	346	410	1 723
e) over one year old	1 201	695	3 001
f) overdue receivables	490 145	550 317	581 101
Total gross trade receivables	2 424 824	2 020 630	1 941 212
g) bad and doubtful trade receivables (negative value)	(267 436)	(263 941)	(263 157)
Total net trade receivables	2 157 388	1 756 689	1 678 055

The normal repayment period of receivables related to sales in the Dominant Company is 14 to 30 days.
Concentration of credit risk relating to trade receivables is limited due to the large number of Group's customers and their dispersion across many different industries principally in Poland and Germany.

Note 8F

TRADE DEBTORS (GROSS) - OVERDUE	30 June 2004	31 December 2003	30 June 2003
a) up to one month old	214 117	251 440	275 894
b) between one month to three months old	25 134	37 699	63 539
c) between three months to six months old	24 264	23 681	27 979
d) between six months and one year old	37 271	52 666	36 914
e) over one year old	189 359	184 831	176 775
Total overdue gross trade debtors	490 145	550 317	581 101
f) bad and doubtful trade debts provision for overdue debtors (negative value)	(260 647)	(239 617)	(261 752)
Total net overdue trade debtors	229 498	310 700	319 349

(in PLN thousand)

Note 9

	30 June 2004	31 December 2003	30 June 2003
RECEIVABLES (GROSS) - DISPUTABLE			
Disputable trade receivables	2 108	645	871
Disputable budget receivables	-	-	-
Other disputable receivables	7	22	60
Receivables taken to the court, including:	28 624	27 677	30 018
- trade receivables	24 927	25 461	26 847
- other	3 697	2 216	3 171
Total disputable receivables (gross)	30 739	28 344	30 949
Provisions set (negative value)	(30 298)	(28 331)	(30 856)
Total disputable receivables (net - decreased by provision)	441	13	93
RECEIVABLES (GROSS) - OVERDUE			
Disputable trade receivables	490 145	550 317	581 101
Disputable budget receivables	-	-	-
Disputable dividends and other profit distribution receivables	-	-	-
Other disputable receivables	785	493	588
Receivables taken to the court	28 624	27 677	32 294
Total disputable receivables (gross)	519 554	578 487	613 983
Provisions set (negative value)	(289 894)	(267 960)	(277 671)
Total overdue receivables (net - decreased by provision)	229 660	310 527	336 312

Note 10A

	30 June 2004	31 December 2003	30 June 2003
FINANCIAL SHORT TERM ASSETS	-	-	-
a) in subordinated companies	-	-	-
b) in joint-ventures	-	-	-
c) in associated companies	-	-	-
d) in significant investor	-	-	-
e) in dominant company	-	-	-
f) in other companies	387 717	156 049	66 786
- securities	242 377	14 277	21 219
- other securities	1 096	-	-
- loans granted	622	228	429
- other short-term financial assets	143 622	141 544	45 138
g) cash and other cash assets	836 038	561 760	379 780
- cash on hand and in bank	783 174	513 850	336 075
- other cash	52 828	47 889	43 612
- other cash assets	36	21	93
Total financial short term assets	1 223 755	717 809	446 566
Value of cash and other cash equivalents being collateral for Group's liabilities	127 317	97 465	31 198

(in PLN thousand)

Note 10B

SHORT TERM INVESTMENTS IN SHARES, SECURITIES AND OTHER SHORT TERM FINANCIAL ASSETS (CURRENCY TYPE)	30 June 2004	31 December 2003	30 June 2003
a) in Polish currency	387 095	155 821	66 357
b) in foreign currencies (by currency and recalculated to zlotys)	-	-	-
Total short term investments in shares, securities and other short term financial assets	387 095	155 821	66 357

Note 10C

SHORT TERM INVESTMENTS IN SHARES, SECURITIES AND OTHER SHORT TERM FINANCIAL ASSETS (BY TRANSFERABILITY)	30 June 2004	31 December 2003	30 June 2003
A. Of unlimited transferability, listed on stock exchange (balance sheet value)	-	700	-
a) shares (balance sheet value)	-	-	-
- fair value	-	-	-
- market value	-	-	-
- value at purchase price	-	-	-
b) bonds (balance sheet value)	-	700	-
- fair value	-	700	-
- market value	-	700	-
- value at purchase price	-	696	-
c) other - by type (balance sheet value)	-	-	-
- fair value	-	-	-
- market value	-	-	-
- value at purchase price	-	-	-
B. Of unlimited transferability, quoted on OTC markets (balance sheet value)	1 096	-	-
a) shares (balance sheet value)	-	-	-
- fair value	-	-	-
- market value	-	-	-
- value at purchase price	-	-	-
b) bonds (balance sheet value)	-	-	-
- fair value	-	-	-
- market value	-	-	-
- value at purchase price	-	-	-
c) other - by type (balance sheet value)	1 096	-	-
- fair value	1 096	-	-
- market value	1 096	-	-
- value at purchase price	1 096	-	-
C. Of unlimited transferability, not quoted on regulated market (balance sheet value)	207 716	7 565	-
a) shares (balance sheet value)	-	-	-
- fair value	-	-	-
- market value	-	-	-
- value at purchase price	-	-	-
b) bonds (balance sheet value)	207 716	7 565	-
- fair value	207 716	7 565	-
- market value	207 716	7 565	-
- value at purchase price	207 476	7 535	-
c) other - by type (balance sheet value)	-	-	-
- fair value	-	-	-
- market value	-	-	-
- value at purchase price	-	-	-
D. Of limited transferability (balance sheet value)	178 283	147 556	66 357
a) shares (balance sheet value)	-	52 201	-
- fair value	-	52 201	-
- market value	-	52 201	-
- value at purchase price	-	49 155	-
b) bonds (balance sheet value)	747	6 013	-
- fair value	747	6 013	-
- market value	747	6 013	-
- value at purchase price	741	5 966	-
c) other - by type (balance sheet value)	177 536	89 342	66 357
- fair value	177 536	89 342	66 357
- market value	177 536	-	66 357
- value at purchase price	173 235	-	64 220
Total value at purchase price	382 548	63 352	64 220
Total value at the beginning of the period	145 705	66 479	65 939
Total adjustments (for period)	4 856	63 352	418
Total balance sheet value	387 095	155 821	66 357

Note 10D

SHORT TERM LOANS GRANTED (CURRENCY TYPE)	30 June 2004	31 December 2003	30 June 2003
	-	-	-
a) in Polish currency	622	228	429
b) in foreign currencies (by currency and recalculated to zlotys)	-	-	-
Total short term loans granted	622	228	429

Note 10E

CASH AND OTHER CASH EQUIVALENTS (CURRENCY TYPE)	30 June 2004	31 December 2003	30 June 2003
a) in Polish currency	195 788	230 918	169 736
b) in foreign currencies (by currency and recalculated to zlotys)	640 250	330 842	210 044
b1. unit/currency thousand/USD	12 484	2 558	252
thousand zlotys	46 777	9 341	962
b2. unit/currency thousand/EUR	89 688	68 206	46 953
thousand zlotys	407 382	321 498	209 082
b3. other currencies in thousand zlotys	186 091	3	-
Total cash and cash assets	836 038	561 760	379 780

Concentration of credit risk relating to cash and cash equivalents is limited as the Group places its cash with several well-established Polish, German and international banks.

Note 10F

OTHER SHORT TERM INVESTMENTS (BY TYPE)	30 June 2004	31 December 2003	30 June 2003
Other	393	501	501
Total other short term investments	393	501	501

Note 10G

OTHER SHORT TERM INVESTMENTS (CURRENCY TYPE)	30 June 2004	31 December 2003	30 June 2003
a) in Polish currency	393	501	501
b) in foreign currencies (by currency and recalculated to zlotys)	-	-	-
Total other short term investments	393	501	501

Note 11

SHORT TERM PREPAYMENTS AND DEFERRED COSTS	30 June 2004	31 December 2003	30 June 2003
a) deferred costs, including:	265 919	350 837	558 654
- excise duty to settle up	110 441	273 800	440 376
- fuel charge	6 904	-	-
- write down due to the catalisators' wearing off	41 157	40 754	31 636
- cost of acquisition of customer (patronage stations)	8 225	8 185	9 456
- insurance	53 835	20 199	51 671
- perpetual leasehold	10 175	1 101	9 793
- write-off for Company's social fund	5 377	-	5 690
- other	29 805	6 798	10 032
b) other	4 515	19 189	3 481
Total short term prepayments and deferred costs	270 434	370 026	562 135

Note 12

IMPAIRMENT CHARGES

Impairment charges made/reversed in the 6 month period ended 30 June 2004 concerning:

a) receivables - value of receivables impairment charges made or reversed is presented in Notes 4.C and 8.C. Impairment charges were made mainly due to the worse structure of ageing of receivables and worse financial situation of debtors. Reversals of impairment charges of receivables were made mainly due to repayment of debt previously provided for;

b) fixed assets – impairment charges of fixed assets increased in HY2004 by PLN 47,305 thousand, of which PLN 1,562 thousand were transferred to revaluation reserve. Decrease in provisions presented in Note 3B resulted mainly from sales of assets previously provided for;

c) intangible fixed assets - provision for intangible fixed assets increased in HY2004 by PLN 5 thousand.

d) inventories - provision for inventories amounted to PLN 7,038 thousand as at 30 June 2004.

(in PLN thousand)

Note 13

SHARE CAPITAL AS AT 30 JUNE 2004 Par value of a single share = 1.25 PLN

Series, issue	Type of shares	Type of preference	Type of limitation of rights	Number of shares	Series/issue value in nominal value	Method of capital coverage	Registration date	Right to dividend (since date)
Series A	bearer	none		336 000 000	420 000	foundation fund and state-owned enterprise fund	01.07.1993	01.07.1993
Series B	bearer	none		6 971 496	8 714	contribution of 2,566,200 Rafineria Trzebinia's shares of the value of PLN 57,636 thousand	27.11.1997	01.01.1998
Series C	bearer	none		77 205 641	96 507	net assets of acquired CPN S.A.	20.05.1999	01.01.1999
Series D**	bearer	none		7 531 924	9 415	exchange of 7,531,924 bonds series A for 7,531,924 series D shares in line with the Incentive Program for Management Board Members and Management of PKN ORLEN S.A.	20.11.2003	01.01.2003
Total number of shares				**427 709 061**				
Total share capital					**534 636**			

SHAREHOLDERS AS AT 30 JUNE 2004 (PLN)

	Number of shares	Number of votes	Par value of shares	Share in equity
Nafta Polska S.A.	74 076 299	74 076 299	92 595 374	17.32%
State Treasury	43 633 897	43 633 897	54 542 371	10.20%
Bank of New York (depository)	45 419 602	45 419 602	56 774 503	10.62%
Others*	264 579 263	264 579 263	330 724 078	61.86%
Total	**427 709 061**	**427 709 061**	**534 636 326**	**100,00%**

* According to current report 56/2002 presented on 20 June 2002, Kulczyk Holding S.A. together with its subsidiaries owns 23,911,206 shares of PKN ORLEN S.A., which constitutes 5.591% (considering capital increase of PKN ORLEN dated 20.11.2003) of votes at General Shareholders Meeting of PKN ORLEN S.A.

* According to current report 54/2003 presented on 4 July 2003, on 1 July 2003 Commercial Union OFE BPH CU WBK owns 21,533,539 shares of PKN ORLEN S.A., which constitutes 5.035% of share capital and 5.035% (considering capital increase of PKN ORLEN dated 20.11.2003) of votes at General Shareholders Meeting of PKN.

**In July 2000 the Company issued 11,344,784 bonds series A convertible to ordinary bearer shares series D. The issuance of A series bonds is conducted within the Incentive Program addressed to members of the Management Board and authorized persons, performing management functions. The Incentive Program is scheduled for years 2001, 2002 and 2003.
As a result of conversion of 7,531,924 bonds for PKN ORLEN S.A. shares within the confines of realization of Management Incentive Program. On 20 November 2003 District Court in Warsaw registered capital increase of PKN ORLEN S.A. As a result of the capital increase the total number of shares amounts to 427,709,061.

(in PLN thousand)

	30 June 2004	31 December 2003	30 June 2003

Note 14 A OWN SHARES

The Dominant Company did not possess own shares between 1 January 2004 and 30 June 2004.

Note 14 B ISSUER'S SHARES OWNED BY SUBORDINATES

Between 1 January 2004 and 30 June 2004 subordinates did not possess shares of the Dominant Company.

Note 15

CAPITAL RESERVE	30 June 2004	31 December 2003	30 June 2003
a) share premium	1 058 450	1 058 450	873 541
b) capital provided for by the articles	175 074	175 074	175 074
c) capital provided for by the deed, over the minimum provided for by the articles	5 658 976	4 908 836	4 910 401
d) capital from additional shareholders' payments	-	-	-
e) other	353 164	325 661	319 668
Total capital reserve	7 245 664	6 468 021	6 278 684

Note 16

REVALUATION RESERVE	30 June 2004	31 December 2003	30 June 2003
a) from revaluation of fixed assets	664 959	670 886	677 393
b) from gains/losses on financial instruments valuation, including:	17 524	-	-
- valuation of hedging instruments	17 524	-	-
c) from deferred tax	(1 698)	2 139	1 451
d) foreign exchange gains/losses from recalculation of foreign subsidiaries	-	-	-
e) other	1 660	1 660	-
Total revaluation reserve	682 445	674 685	678 844

Note 17

OTHER CAPITAL RESERVES (BY PURPOSE)	30 June 2004	31 December 2003	30 June 2003
Privatization fund	53 476	53 476	53 476
Total other capital reserves	53 476	53 476	53 476

Note 18

WRITE-OFFS FROM NET PROFIT WITHIN THE YEAR (BY TYPE)	30 June 2004	31 December 2003	30 June 2003
Total write-offs from net profit within the year	-	-	-

Note 19

MOVEMENTS IN MINORITY INTEREST	30 June 2004	31 December 2003	30 June 2003
a) balance at the beginning of period	425 961	410 890	410 890
b) increases (decreases) resulting from changes in composition of the group, consolidation of new companies	-	(836)	(13 954)
c) increases	23 779	33 691	17 384
- share in profit	23 779	33 691	17 384
d) decreases	(13 563)	(17 784)	(4 289)
- other, including dividends payment	(13 563)	(17 784)	(4 289)
e) balance at the end of the period	436 177	425 961	410 031
Total minority interest at the end of period	436 177	425 961	410 031

Note 20A

NEGATIVE GOODWILL OF SUBORDINATED COMPANIES	30 June 2004	31 December 2003	30 June 2003
a) negative goodwill - subsidiaries	283 641	301 369	434 267
b) negative goodwill - joint-ventures companies	-	-	-
c) negative goodwill - associated companies	-	-	-
Total negative goodwill of subordinated companies	283 641	301 369	434 267

(in PLN thousand)

Note 20B

MOVEMENTS IN NEGATIVE GOODWILL - SUBSIDIARIES	30 June 2004	31 December 2003	30 June 2003
a. Gross negative value at the beginning of the period	593 023	513 356	513 356
Anwil S.A.	442 728	442 728	442 728
Rafineria Trzebinia S.A.	4 859	4 859	4 859
Inowroclawskie Kopalnie Soli "SOLINO" S.A.	17 620	17 620	17 620
Rafineria Nafty Jedlicze S.A.	44 629	44 629	44 629
ORLEN Gaz Sp. z o.o.	9	9	9
ORLEN Transport Plock Sp. z o.o.	23	23	23
Petrotel Sp. z o.o.	377	377	377
ORLEN Transport Lublin Sp. z o.o.	32	32	32
Entities consolidated by ORLEN Petroprofit Sp. z o.o.	8	8	8
Entities consolidated by Rafineria Trzebinia S.A.	1 426	2 256	2 256
ORLEN Asfalt Sp. z o.o.	1 688	815	815
ORLEN Deutschland AG*	79 534	-	-
ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	4	-	-
ORLEN Transport Slupsk Sp. z o.o.	27	-	-
ORLEN Transport Olsztyn Sp. z o.o.	21	-	-
ORLEN Labolatorium Sp. z o.o.	38	-	-
b. increases (including):	56	80 803	195 787
Consolidated by Rafineria Trzebinia	56	306	-
ORLEN Asfalt Sp. z o.o.	-	873	873
ORLEN Deutschland AG*	-	79 534	194 862
ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	-	4	4
ORLEN Transport Slupsk Sp. z o.o.	-	27	27
ORLEN Transport Olsztyn Sp. z o.o.	-	21	21
ORLEN Labolatorium Sp. z o.o.	-	38	-
c. decreases	3 150	1 136	830
Entities consolidated by Rafineria Trzebinia S.A.	-	1 136	830
ORLEN Asfalt Sp. z o.o.	367	-	-
ORLEN Deutschland AG*	2 783	-	-
d. Gross negative value at the end of the period	589 929	593 023	708 313
Anwil S.A.	442 728	442 728	442 728
Rafineria Trzebinia S.A.	4 859	4 859	4 859
Inowroclawskie Kopalnie Soli "SOLINO" S.A.	17 620	17 620	17 620
Rafineria Nafty Jedlicze S.A.	44 629	44 629	44 629
ORLEN Gaz Sp. z o.o.	9	9	9
ORLEN Transport Plock Sp. z o.o.	23	23	23
Petrotel Sp. z o.o.	377	377	377
ORLEN Transport Lublin Sp. z o.o.	32	32	32
Entities consolidated by ORLEN Petroprofit Sp. z o.o.	8	8	8
Entities consolidated by Rafineria Trzebinia S.A.	1 482	1 426	1 426
ORLEN Asfalt Sp. z o.o.	1 321	1 688	1 688
ORLEN Deutschland AG*	76 751	79 534	194 862
ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	4	4	4
ORLEN Transport Slupsk Sp. z o.o.	27	27	27
ORLEN Transport Olsztyn Sp. z o.o.	21	21	21
ORLEN Labolatorium Sp. z o.o.	38	38	-
e. write-off of negative goodwill at the beginning of the period	291 654	254 354	254 354
Anwil S.A.	218 951	194 716	194 716
Rafineria Trzebinia S.A.	4 859	4 859	4 859
Inowroclawskie Kopalnie Soli "SOLINO" S.A.	17 620	17 620	17 620
Rafineria Nafty Jedlicze S.A.	44 629	35 702	35 702
ORLEN Gaz Sp. z o.o.	9	9	9
ORLEN Transport Plock Sp. z o.o.	23	23	23
Petrotel Sp. z o.o.	377	377	377
ORLEN Transport Lublin Sp. z o.o.	16	-	-
Entities consolidated by ORLEN Petroprofit Sp. z o.o.	8	8	8
Entities consolidated by Rafineria Trzebinia S.A.	287	673	1 040
ORLEN Asfalt Sp. z o.o.	433	367	-
ORLEN Deutschland AG*	4 419	-	-
ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	1	-	-
ORLEN Transport Slupsk Sp. z o.o.	10	-	-
ORLEN Transport Olsztyn Sp. z o.o.	8	-	-
ORLEN Labolatorium Sp. z o.o.	4	-	-

* including foreign exchange gains/losses from consolidation amounting to PLN 2.784 thousand.

(in PLN thousand)

Note 20B (continuation)

MOVEMENTS IN NEGATIVE GOODWILL - SUBSIDIARIES	30 June 2004	31 December 2003	30 June 2003
f. write-off of negative goodwill for the period (including)	15 001	37 855	20 245
Entities consolidated by ORLEN Petroprofit Sp. z o.o.	-	-	-
foreign exchange differences from consolidation	532	201	116
write-off of negative goodwill charged to income statement	-	37 654	-
Anwil S.A.	12 118	24 235	12 118
Rafineria Trzebinia S.A.	-	-	-
Inowroclawskie Kopalnie Soli "SOLINO" S.A.	-	-	-
Rafineria Nafty Jedlicze S.A.	-	8 927	4 463
ORLEN Gaz Sp. z o.o.	-	-	-
ORLEN Transport Plock Sp. z o.o.	-	-	-
Petrotel Sp. z o.o.	-	-	-
ORLEN Transport Lublin Sp. z o.o.	8	16	8
Entities consolidated by ORLEN Petroprofit Sp. z o.o.	-	-	-
Entities consolidated by Rafineria Trzebinia S.A.	127	169	96
ORLEN Asfalt Sp. z o.o.	66	66	-
ORLEN Deutschland AG	2 127	4 419	3 438
ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	1	1	-
ORLEN Transport Slupsk Sp. z o.o.	7	10	3
ORLEN Transport Olsztyn Sp. z o.o.	5	8	3
ORLEN Labolatorium Sp. z o.o.	10	4	-
g. decrease in write-off of negative goodwill	367	555	553
Anwil S.A.	-	-	-
Rafineria Trzebinia S.A.	-	-	-
Inowroclawskie Kopalnie Soli "SOLINO" S.A.	-	-	-
Rafineria Nafty Jedlicze S.A.	-	-	-
Entities consolidated by Rafineria Trzebinia S.A.	-	555	553
ORLEN Asfalt Sp. z o.o.	367	-	-
h. write-off of negative goodwill at the end of the period (including):	306 288	291 654	274 046
Anwil S.A.	231 069	218 951	206 834
Rafineria Trzebinia S.A.	4 859	4 859	4 859
Inowroclawskie Kopalnie Soli "SOLINO" S.A.	17 620	17 620	17 620
Rafineria Nafty Jedlicze S.A.	44 629	44 629	40 165
ORLEN Gaz Sp. z o.o.	9	9	9
ORLEN Transport Plock Sp. z o.o.	23	23	23
Petrotel Sp. z o.o.	377	377	377
ORLEN Transport Lublin Sp. z o.o.	24	16	8
Entities consolidated by ORLEN Petroprofit Sp. z o.o.	8	8	8
Entities consolidated by Rafineria Trzebinia S.A.	414	287	583
ORLEN Asfalt Sp. z o.o.	132	433	-
ORLEN Deutschland AG	7 078	4 419	3 554
ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	2	1	-
ORLEN Transport Slupsk Sp. z o.o.	17	10	3
ORLEN Transport Olsztyn Sp. z o.o.	13	8	3
ORLEN Labolatorium Sp. z o.o.	14	4	-
i. net value at the end of the period (including)	283 641	301 369	434 267
Anwil S.A.	211 659	223 777	235 894
Rafineria Trzebinia S.A.	-	-	-
Inowroclawskie Kopalnie Soli "SOLINO" S.A.	-	-	-
Rafineria Nafty Jedlicze S.A.	-	-	4 464
ORLEN Gaz Sp. z o.o.	-	-	-
ORLEN Transport Plock Sp. z o.o.	-	-	-
Petrotel Sp. z o.o.	-	-	-
ORLEN Transport Lublin Sp. z o.o.	8	16	24
Entities consolidated by ORLEN Petroprofit Sp. z o.o.	-	-	-
Entities consolidated by Rafineria Trzebinia S.A.	1 068	1 139	843
ORLEN Asfalt Sp. z o.o.	1 189	1 255	1 688
ORLEN Deutschland AG	69 673	75 115	191 308
ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	2	3	4
ORLEN Transport Slupsk Sp. z o.o.	10	17	24
ORLEN Transport Olsztyn Sp. z o.o.	8	13	18
ORLEN Labolatorium Sp. z o.o.	24	34	-

(in PLN thousand)

Note 20C

MOVEMENTS IN NEGATIVE GOODWILL - JOINT VENTURES	30 June 2004	31 December 2003	30 June 2003
a. gross value at the beginning of period	-	-	-
b. increases	-	-	-
c. decreases	-	-	-
d. gross value at the end of period	-	-	-
e. writ-off of negative goodwill at the beginning of the period	-	-	-
f. write-off of negative goodwill for the period	-	-	-
g. decrease in write-off of negative goodwill	-	-	-
h. write-off of negative goodwill at the end of the period	-	-	-
i. net value at the end of the period	-	-	-

Note 20D

MOVEMENTS IN NEGATIVE GOODWILL - ASSOCIATED COMPANIES	30 June 2004	31 December 2003	30 June 2003
a. gross value at the beginning of period	10 345	10 345	10 345
Naftoport Sp. z o.o.	10 259	10 259	10 259
Chemiepetrol GmbH	86	86	86
b. increases	-	-	-
Naftoport Sp. z o.o.	-	-	-
Chemiepetrol GmbH	-	-	-
c. decreases	-	-	-
Chemiepetrol GmbH	-	-	-
d. gross value at the end of period	10 345	10 345	10 345
Naftoport Sp. z o.o.	10 259	10 259	10 259
Chemiepetrol GmbH	86	86	86
e. write-off of negative goodwill at the beginning of the period	10 345	10 345	10 345
Naftoport Sp. z o.o.	10 259	10 259	10 259
Chemiepetrol GmbH	86	86	86
f. write-off of negative goodwill for the period	-	-	-
Naftoport Sp. z o.o.	-	-	-
Chemiepetrol GmbH	-	-	-
g. decrease in write-off of negative goodwill	-	-	-
Chemiepetrol GmbH	-	-	-
h. write-off of negative goodwill at the end of the period	10 345	10 345	10 345
Naftoport Sp. z o.o.	10 259	10 259	10 259
Chemiepetrol GmbH	86	86	86
i. net value at the end of the period	-	-	-
Naftoport Sp. z o.o.	-	-	-
Chemiepetrol GmbH	-	-	-

(in PLN thousand)

Note 20E

CALCULATION OF NEGATIVE GOODWILL FROM CONSOLIDATION AT THE MOMENT OF ACQUISITION/INCREASE IN SHARES

Entity	Cost of purchase	Share in net assets/equity on the date of purchase	Negative goodwill from consolidation
Rafineria Trzebinia S.A.	74 503	79 362	4 859
Inowrocławskie Kopalnie Soli "SOLINO" S.A.	17 560	35 180	17 620
ORLEN Gaz Sp.z o.o.	7 470	7 479	9
Rafineria Nafty Jedlicze S.A.	64 000	108 629	44 629
Petrotel Sp. z o.o.	1 520	1 897	377
ORLEN Transport Plock Sp. z o.o.	7 420	7 443	23
Anwil S.A.	176 200	618 928	442 728
Entities consolidated by Rafineria Trzebinia S.A.	29 558	31 040	1 482
ORLEN Transport Lublin Sp. z o.o.	6 034	6 066	32
ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	102	106	4
ORLEN Transport Słupsk Sp. z o.o.	1 869	1 896	27
ORLEN Transport Olsztyn Sp. z o.o.	2 329	2 350	21
Entities consolidated by ORLEN Petroprofit Sp. z o.o.	1 437	1 445	8
ORLEN Asfalt Sp. z o.o.	50 703	52 024	1 321
ORLEN Deutschland AG	400 199	476 950	76 751
ORLEN Laboratorium Sp. z o.o.	500	538	38
Naftoport Sp. z o.o.	18 259	28 518	10 259
Chemiepetrol GmbH	397	483	86

Note 21A

MOVEMENTS IN PROVISION FOR DEFERRED TAX	30 June 2004	31 December 2003	30 June 2003
1. Provision for deferred tax at the beginning of period, including:	212 323	290 463	290 463
a) reflected in financial result	124 917	252 795	252 795
b) reflected in equity	36 729	37 668	37 668
c) reflected in goodwill or negative goodwill	50 677	-	-
2. Increases	68 291	220 211	119 123
a) reflected in financial result of the period due to positive temporary differences	63 311	169 179	107 479
b) reflected in equity due to temporary positive differences	4 980	355	-
c) reflected in goodwill or badwill due to temporary positive differences	-	50 677	11 644
3. Decreases	(68 219)	(298 351)	(92 532)
a) reflected in financial result of the period due to positive temporary differences	(65 199)	(297 057)	(92 280)
b) reflected in equity due to temporary positive differences	(1 142)	(1 294)	(252)
c) reflected in goodwill or badwill due to temporary positive differences	(1 878)	-	-
4. Balance at the end of period	212 395	212 323	317 054
a) reflected in financial result	123 029	124 917	267 994
b) reflected in equity	40 567	36 729	37 416
c) reflected in goodwill or negative goodwill	48 799	50 677	11 644

Total influence of change of CIT rates on change in deferred tax in the 6 month period ended 30 June 2003 is presented in Note 37B.

Note 21B

MOVEMENTS IN LONG TERM RETIREMENT BENEFITS AND SIMILAR PROVISIONS	30 June 2004	31 December 2003	30 June 2003
a) balance at the beginning of period	137 359	128 123	128 123
b) increases	11 784	35 925	20 682
c) utilization	(206)	(5 312)	(233)
d) release	(184)	(9 168)	(18 472)
e) changes in composition of the Capital Group	(46)	(12 209)	-
Balance at the end of period	148 707	137 359	130 100

Note 21C

MOVEMENTS IN SHORT TERM RETIREMENT BENEFITS AND SIMILAR PROVISIONS	30 June 2004	31 December 2003	30 June 2003
a) balance at the beginning of period	21 229	22 273	22 273
b) increases	16 510	27 577	14 495
c) utilization	(14 702)	(24 111)	(13 400)
d) release	(1 328)	(3 192)	(3 190)
e) changes in composition of the Capital Group	-	(1 318)	-
Balance at the end of period	21 709	21 229	20 178

(in PLN thousand)

Note 21D

MOVEMENTS IN OTHER LONG TERM PROVISIONS	30 June 2004	31 December 2003	30 June 2003
a) balance at the beginning of period	372 279	328 192	328 192
- environmental provision*	357 201	320 056	320 056
- provision for business risk	3 800	3 000	3 000
- other	11 278	5 136	5 136
b) increases of:	61 556	50 380	10 121
- environmental provision**	36 560	47 997	-
- provision for business risk	24 870	1 014	8 103
- other	126	1 369	2 018
c) increases due to changes in Capital Group	-	8 224	572
- environmental provision	-	-	-
- provision for business risk	-	-	-
- other	-	8 224	572
d) utilization of:	(659)	(1 743)	(1 226)
- environmental provision	-	-	-
- provision for business risk	-	(135)	-
- other	(659)	(1 608)	(1 226)
e) release of:	-	(12 774)	(7 870)
- environmental provision	-	(10 852)	(6 722)
- provision for business risk	-	(79)	-
- other	-	(1 843)	(1 148)
Other long term provisions at the end of period	433 176	372 279	329 789
- environmental provision	393 761	357 201	313 334
- provision for business risk	28 670	3 800	11 103
- other	10 745	11 278	5 352
Total other long term provisions at the end of period	433 176	372 279	329 789

* the amount of provision is calculated on the basis of estimate made by independent experts in years 2000 - 2003. The Management Board of the Company determined the amount of environmental provision on the basis of the reports prepared by independent experts. Last analysis was carried as at 31 December 2003 and caused an increase of provision by PLN 47,681 thousand. Amount of the provision reflects the best estimate of the Management Board regarding future expenses based on the average level of the parameters determining estimated costs.

** In the first half of 2004 the Company provided PLN 36,560 thousand for cost of redeminisiton of land (petrol stations, storage warehouses) regarding the Group companies based on information available and the best estimate of the Management Board.

(in PLN thousand)

Note 21E

MOVEMENTS IN OTHER SHORT TERM PROVISIONS	30 June 2004	31 December 2003	30 June 2003
a.) balance at the beginning of period	85 525	97 515	97 515
- environmental provision*	49 591	59 827	59 827
- provision for business risk	18 012	26 103	26 103
- other	17 922	11 585	11 585
b) increases of:	14 614	22 866	2 879
- environmental provision**	14	3 000	-
- provision for business risk	7 637	153	-
- other	6 963	19 713	2 879
c) increases due to changes in Capital Group	-	23 333	20 803
- environmental provision	-	2 285	2 159
- provision for business risk	-	-	18 510
- other	-	21 048	134
d) utilization of:	(5 001)	(43 180)	(13 668)
- environmental provision	(3 960)	(13 430)	(2 386)
- provision for business risk	(62)	(1 216)	(3 192)
- other	(979)	(28 534)	(8 090)
e) release of:	(7 006)	(15 009)	(9 501)
- environmental provision	(1 400)	(2 091)	-
- provision for business risk	(91)	(7 028)	(8 860)
- other	(5 515)	(5 890)	(641)
Other short term provisions at the end of period	88 132	85 525	98 028
-environmental provision	44 245	49 591	59 600
- provision for business risk	25 496	18 012	32 561
- other	18 391	17 922	5 867
Total other short term provisions at the end of period	88 132	85 525	98 028

* the amount of provision is calculated on the basis of estimate made by independent experts in years 2000 - 2003. The Management Board of the Company determined the amount of environmental provision on the basis of the reports prepared by independent experts. Last analysis was carried as at 31 December 2003 and caused an increase of provision by PLN 47,681 thousand. Amount of the provision reflects the best estimate of the Management Board regarding future expenses based on the average level of the parameters determining estimated costs.

** foreign exchange differences

Note 22A

LONG TERM LIABILITIES	30 June 2004	31 December 2003	30 June 2003
a) to subsidiary companies	-	168	-
b) to joint-venture companies	-	-	-
c) to associated companies	-	-	-
d) to significant investor	-	-	-
e) to dominant company	-	-	-
f) to other companies	1 999 916	1 839 116	471 028
- loans	1 969 151	1 810 336	447 069
- finance lease liabilities	23 009	14 710	17 128
- other	7 756	14 070	6 831
Total long term liabilities	1 999 916	1 839 284	471 028

Note 22B

LONG TERM LIABILITIES (AGEING)	30 June 2004	31 December 2003	30 June 2003
a) between 1 and 3 years	219 935	279 912	177 474
b) between 3 and 5 years	1 680 545	1 447 024	208 184
c) over 5 years	99 436	112 348	85 370
Total long term liabilities	1 999 916	1 839 284	471 028

Note 22C

LONG TERM LIABILITIES (CURRENCY TYPE)	30 June 2004	31 December 2003	30 June 2003
a) in Polish currency	271 876	332 708	311 464
b) in foreign currencies (by currency and recalculated to PLN)	1 728 040	1 506 576	159 564
b1. unit/currency thousand/USD	218 063	218 063	89
thousand PLN	817 084	815 666	345
b2. unit/currency thousand/EUR	197 592	143 521	31 707
thousand PLN	897 504	675 048	141 320
b3. other currencies in thousand zlotys	13 452	15 862	17 899
Total long term liabilities	1 999 916	1 839 284	471 028

Note 22D

LONG-TERM LOANS AND BORROWINGS

No.	Name with indication of legal form	Location	Amount of loan according to contract kPLN	Amount of loan according to contract currency in thousand	Amount of loan to be repaid Total kPLN	Amount of loan to be repaid Total currency in thousand	Interest rate terms	Repayment date	Collateral
1	Bank Handlowy w Warszawie S.A.**	Warsaw	130 000	-	92 689	-	WIBOR+margin	31.12.2013	cession of rights to receivables from lease agreement
2	Bank Handlowy w Warszawie S.A.**	Warsaw	38 000	-	27 642	-	WIBOR+margin	15.12.2014	cession of rights to receivables from lease agreement
3	Bank Handlowy w Warszawie S.A.**	Warsaw	-	120 EUR	68	-	LIBOR+margin	31.12.2005	Guarantee PKN ORLEN S.A.
4	Bank Handlowy w Warszawie S.A.**	Warsaw branch Poznan	6 500	-	977	-	WIBOR+margin	01.03.2006	mortgage on real estate, cession of rights from insurance agreement
5	BPH PBK S.A. **	Warsaw branch Zielona Gora	2 000	-	909	-	WIBOR+margin	28.04.2006	caution money
6	BPH PBK S.A. **	Krakow branch Busko Zdroj	12 472	4 805 CHF	1 675	564 CHF	LIBOR+margin	31.12.2006	own blank bill of exchange with the guarantee of PKN ORLEN S.A (formerly Petrochemia Plock S.A.)
7	BPH PBK S.A. **	Krakow branch Busko Zdroj	31 395	12 096 CHF	9 619	3 239 CHF	LIBOR+margin	31.12.2006	own blank bill of exchange with the guarantee of PKN ORLEN S.A (formerly Petrochemia Plock S.A.)
8	BPH PBK S.A. **	Krakow branch Busko Zdroj	15 000	-	6 403	-	WIBOR+margin	31.03.2006	own blank bill with declaration, authorisation to current bank account
9	ING Bank Śląski S.A. **	Katowice	11 200	-	6 503	-	WIBOR+margin	31.12.2009	own blank bill with declaration, authorisation to current bank account
10	ING Bank Śląski S.A. **	Katowice branch Krosno	29 689	-	10 391	-	WIBOR+margin	14.12.2006	mortgage on real estate (value of PLN 30 m., with Hydrorafination Complex), cession of property rights to movables, cession of rights from insurance agreement
11	Bank Pekao S.A.**	Jedlicze	30 000	-	28 022	-	WIBOR+margin	30.05.2007	register pledge on stock > PLN 9 m, cession rights form insurance agreement, register pledge on FA with cession of rights form insurance agreement
12	Bank Gospodarki Żywnosciowej S.A. **	Warsaw branch Plock	6 000	-	4 500	-	WIBOR+margin	30.06.2008	transfer of movables with cession of rights
13	PKO BP S.A. **	Warsaw branch Plock	904	-	904	-	WIBOR+margin	30.04.2007	own blank bill
14	PKO BP S.A. **	Katowice branch Krosno	20 000	-	19 793	-	WIBOR+margin	29.12.2006	authorisation to a current account, register pledge on TDA line with cession of rights from insurance agreement; 3 own blank bills; register pledge on 8 tanks; mortgage caution up to the amount of PLN 39.7m.; cession of receivables; transfer of fixed assets
15	PKO BP S.A. **	Warsaw branch Plock	2 600	-	2 600	-	WIBOR+margin	30.06.2008	transfer of movables with cession of rights from insurance agreement, transfer of receivables from services for selected entities
16	BRE Bank S.A.	Warsaw branch Rzeszow	5 000	-	4 990	-	WIBOR+margin	30.12.2006	own blank bill; register pledge on oil blending and related lines, cession of rights from insurance agreement
17	Kredyt Bank S.A. **	Warsaw branch Lublin	4 200	-	3 796	-	WIBOR+margin	30.06.2006	transfer of stocks
18	LG PETRO BANK S.A. **	Warsaw branch Szczecin	2 000	-	1 106	-	WIBOR+margin	10.09.2007	marine mortgage with cession of rights from insurance agreement, transfer of inventory with cession of rights from insurance agreement; authorisation to current bank accounts
19	Narodowy Fundusz Ochrony Środowiska i Gospodarki Wodnej **	Warsaw	6 000	-	3 790	-	preferential rate	20.12.2010	bill of exchange with notarial testimonial
20	Narodowy Fundusz Ochrony Środowiska i Gospodarki Wodnej **	Warsaw	50 000	-	15 000	-	preferential rate	20.12.2006	guarantee of PKN ORLEN S.A., voluntary submission to infusement in a form of a notarial deed
21	Wojewodzki Fundusz ochrony Środowiska i Gospodarki Wodnej **	Warsaw branch Torun	225	-	11	-	preferential rate	15.09.2005	bank guarantee
22	syndicate - agent Bank Handlowy w Warszawie S.A. **	Warsaw	103 712	94 640 PLN 2 200 EUR	18 928	-	WIBOR+margin	07.06.2006	mortgage
23	syndicate loan in two currencies - ING (agent)*	London	2 358 500	500 000 EUR	779 423	171 596 EUR	EURIBOR + margin	29.07.2008	voluntary submission to infusement
					817 084	218 063 USD	LIBOR+margin		
24	Hamburg Landesbank**	Hamburg	-	61 EUR	19	4 EUR	fixed rate	01.01.2006	mortgage
25	Hamburg Landesbank**	Hamburg	-	562 EUR	42	9 EUR	fixed rate	01.08.2005	cash
26	Hamburg Landesbank**	Hamburg	-	920 EUR	1 834	404 EUR	fixed rate	01.07.2008	cash
27	Hamburg Landesbank**	Hamburg	-	5 113 EUR	10 322	2 272 EUR	fixed rate	01.10.2008	mortgage
28	Hamburg Landesbank**	Hamburg	-	5 113 EUR	10 644	2 343 EUR	fixed rate	01.12.2008	cash
29	Hamburg Landesbank**	Hamburg	-	1 023 EUR	2 129	469 EUR	fixed rate	01.12.2008	cash
30	Hamburg Landesbank**	Hamburg	-	5 113 EUR	10 644	2 343 EUR	fixed rate	01.01.2009	mortgage
31	Hamburg Landesbank**	Hamburg	-	5 113 EUR	11 612	2 556 EUR	fixed rate	01.06.2009	cash
32	Hamburg Landesbank**	Hamburg	-	5 113 EUR	12 257	2 698 EUR	fixed rate	01.10.2009	cash
33	Hamburg Landesbank**	Hamburg	-	5 113 EUR	12 418	2 734 EUR	fixed rate	01.01.2010	cash
34	Commerzbank Hamburg**	Hamburg	-	1 023 EUR	2 338	515 EUR	fixed rate	01.07.2008	mortgage

Note 22D

LONG-TERM LOANS AND BORROWINGS

No.	Name with indication of legal form	Location	Amount of loan according to contract		Amount of loan to be repaid		Interest rate terms	Repayment date	Collateral
					Total				
			kPLN	currency in thousand	kPLN	currency in thousand			
35	Commerzbank Hamburg**	Hamburg	-	971 EUR	1 930	425 EUR	fixed rate	01.09.2008	mortgage
36	Commerzbank Hamburg**	Hamburg	-	522 EUR	1 225	270 EUR	fixed rate	01.10.2008	mortgage
37	Vereinsbank Hamburg**	Hamburg	-	1 094 EUR	2 552	562 EUR	fixed rate	01.07.2008	mortgage
38	Vereinsbank Hamburg**	Hamburg	-	1 278 EUR	1 625	358 EUR	fixed rate	01.07.2009	mortgage
39	Vereinsbank Hamburg**	Hamburg	-	818 EUR	1 908	420 EUR	fixed rate	01.09.2008	mortgage
40	Vereinsbank Hamburg**	Hamburg	-	5 113 EUR	12 740	2 805 EUR	fixed rate	01.12.2010	mortgage
41	Volksbank Elmshorn**	Elmshorn	-	409 EUR	248	55 EUR	fixed rate	01.10.2006	mortgage
42	Volksbank Elmshorn**	Elmshorn	-	716 EUR	1 129	249 EUR	fixed rate	01.06.2007	mortgage
43	Volksbank Elmshorn**	Elmshorn	-	511 EUR	839	185 EUR	fixed rate	01.08.2007	mortgage
44	Volksbank Elmshorn**	Elmshorn	-	920 EUR	1 451	320 EUR	fixed rate	01.06.2007	mortgage
45	Volksbank Elmshorn**	Elmshorn	-	307 EUR	335	74 EUR	fixed rate	01.10.2007	mortgage
46	Volksbank Elmshorn**	Elmshorn	-	256 EUR	459	101 EUR	fixed rate	01.03.2008	mortgage
47	Sparkasse Elmshorn**	Elmshorn	-	920 EUR	523	115 EUR	fixed rate	01.06.2006	mortgage
48	Sparkasse Elmshorn**	Elmshorn	-	3 681 EUR	2 090	460 EUR	fixed rate	01.06.2006	mortgage
49	Sparkasse Elmshorn**	Elmshorn	-	1 943 EUR	1 358	299 EUR	fixed rate	01.11.2006	mortgage
50	Sparkasse Elmshorn**	Elmshorn	-	1 012 EUR	1 150	253 EUR	fixed rate	01.06.2007	mortgage
51	Sparkasse Elmshorn**	Elmshorn	-	345 EUR	392	86 EUR	fixed rate	01.06.2007	mortgage
52	Sparkasse Elmshorn**	Elmshorn	-	1 150 EUR	1 554	342 EUR	fixed rate	01.12.2008	mortgage
53	Sparkasse Elmshorn**	Elmshorn	-	1 176 EUR	2 146	472 EUR	fixed rate	01.04.2008	mortgage
54	Landesbank S.-H.**	Kiel	-	1 012 EUR	1 150	253 EUR	fixed rate	01.06.2007	mortgage
55	Landesbank S.-H.**	Kiel	-	345 EUR	392	86 EUR	fixed rate	01.09.2007	mortgage
56	IKB Deutsche Industriebank AG**	Hamburg	-	511 EUR	873	192 EUR	fixed rate	01.11.2007	mortgage
	TOTAL				1 969 151				

Interest rates of bank loans taken by the Company are based on WIBOR in case of loans denominated in PLN or LIBOR, EURIBOR in case of loans denominated in foreign currencies.
Margins applied by banks vary and primarily depend on:
- entity that originally incurred a loan (the Parent Company & consolidated entities),
- date of repayment of a loan,
- amount of a loan.
Margins based on WIBOR (O/N - 6M) range from 0.03% to 4.1%.
Margins based on LIBOR (1W - 3M) range from 0.4% to 1.0%
Margins based on EURIBOR (1M - 6M) range from 0.2% to 0.45%
Fixed rates for loans in foreign currencies range from 4.17% - 7.9%.
Fixed rates for borrowings in foreign currencies range from 2.60% - 3.0%.
A part of loans have been incurred to finance projects connected with the environmental protection and bear preferential interest rates. The creditor in this case is Bank Ochrony Srodowiska S.A.
Interests on preferential loans range from 0.25 to 0.6 rediscount rate.
The Group also acquired loans with preferential interests from the National and Voyvodship Funds for Environmental Protection and Melioration Policy (Narodowy and Wojewodzki Fundusz Ochrony Srodowiska i Gospodarki Wodnej).
* Loan incurred by the Dominant Company.
** Loan incurred by subsidiaries.

Note 22E
LONG TERM LIABILITIES FROM THE ISSUE OF SECURITIES

As at 30 June 2004 there were no long term liabilities from the issue of securities in the Group

Note 23A

SHORT TERM LIABILITIES	30 June 2004	31 December 2003	30 June 2003
a) to subsidiary companies	18 850	21 489	23 687
- loans, including:	1 228	1 275	1 196
- resulting from issuance of commercial papers	-	-	41
- trade liabilities, falling due:	12 622	16 812	19 659
- within 12 months	12 622	16 812	19 222
- over 12 months	-	-	437
- resulting from purchases of tangible assets	395	-	469
- other	4 605	3 402	2 322
b) to joint-venture companies	662	-	-
- payments on account	662	-	-
c) to associated companies	31 741	31 603	32 468
- resulting from issuance of commercial papers	8 405	11 006	15 169
- trade liabilities, falling due:	21 555	19 073	15 411
- within 12 months	21 555	19 067	15 411
- over 12 months	-	6	-
- resulting from purchases of tangible assets	1 781	1 524	1 888
d) to significant investor	-	-	-
e) to dominant company	-	-	-
f) to other companies	4 679 062	4 195 414	5 822 273
- loans, including:	386 957	1 116 345	2 533 406
- long term loans falling due within 1 year	101 332	135 774	973 546
- resulting from issuance of commercial papers	66 337	65 597	441 771
- other financial liabilities	16 098	30 356	18 556
- trade liabilities, falling due:	2 231 353	1 920 722	1 719 452
- within 12 months	2 231 138	1 920 616	1 714 482
- over 12 months	215	106	4 970
- payments on account	1 061	4 652	562
- resulting from purchases of tangible fixed assets	202 565	192 876	147 599
- dividends	278 118	-	685
- wages and salaries	15 977	14 395	13 611
- budget payables	1 460 520	836 287	864 130
- other	20 076	14 184	82 501
g) Special Funds:	56 007	46 900	58 431
- Company's social fund	44 931	37 375	48 861
- Premium Fund	447	447	447
- other	10 629	9 078	9 123
Total short term liabilities	4 786 322	4 295 406	5 936 859

Note 23B

SHORT TERM LIABILITIES (CURRENCY TYPE)	30 June 2004	31 December 2003	30 June 2003
a) in Polish currency	2 877 808	2 315 940	3 371 468
b) in foreign currencies (by currency and recalculated to PLN)	1 908 514	1 979 466	2 565 391
b1. unit/currency thousand/USD	233 956	247 231	397 745
thousand PLN	876 634	924 117	1 561 261
b2. unit/currency thousand/EUR	225 361	221 054	223 701
thousand PLN	1 023 633	1 043 645	994 571
b3. other currencies in thousand zlotys	8 247	11 704	9 559
Total short term liabilities	4 786 322	4 295 406	5 936 859

(in PLN thousand)

Note 23C

SHORT-TERM LOANS AND BORROWINGS

No.	Name with indication of legal form	Location	Amount of loan according to contract		Amount of loan to be repaid		Interest rate terms	Repayment date	Collateral
			PLN	currency	PLN	currency			
I. Short-term									
1	Bank Handlowy w Warszawie S.A.**	Warsaw	5 500	-	1 977	-	WIBOR + margin	27.01.2005	authorisation to a current bank account
2	Bank Handlowy w Warszawie S.A.*	Warsaw	220 000	-	46 645	-	WIBOR + margin	31.07.2005	voluntary submission to infusement
3	Bank Handlowy w Warszawie S.A.**	Warsaw branch Lublin	5 000	-	4 545	-	WIBOR + margin	renew every 7 days	own bill of exchange
4	Bank Handlowy w Warszawie S.A.**	Warsaw branch Lublin	3 500	-	3 500	-	WIBOR + margin	15.10.2004	no collateral
5	Bank Handlowy w Warszawie S.A.**	Warsaw	2 000	-	1 544	-	WIBOR + margin	17.08.2004	cession of property rights to movables, cession of rights from insurance
6	Bank Handlowy w Warszawie S.A.**	Warsaw	-	4 400 EUR	20 436	4 400 EUR	EURIBOR + margin	28.06.2005	no collateral
7	Bank Handlowy w Warszawie S.A.**	Warsaw branch Krakow	21 700	-	17 002	-	WIBOR + margin	20.11.2004	authorisation to a current bank account
8	Bank Handlowy w Warszawie S.A.**	Warsaw branch Katowice	6 500	-	6 124	-	WIBOR + margin	08.04.2005	guaranteed by Rafineria Trzebinia in 100%
9	Bank Handlowy w Warszawie S.A.**	Warsaw	4 000	-	-	-	WIBOR + margin	credit line in a current account	guarantee of Rafineria Trzebinia S.A
10	Bank Handlowy w Warszawie S.A.**	Warsaw branch Katowice	900	-	6	-	WIBOR + margin	renew every 7 days	no collateral
11	Bank Handlowy w Warszawie S.A.**	Warsaw branch Rzeszow	20 000	-	14 863	-	WIBOR + margin	21.12.2004	cession of receivables
12	Bank Handlowy w Warszawie S.A.**	Warsaw	12 687	3 000 USD	-	-	LIBOR + margin	credit line in a current account	no collateral
13	Bank Handlowy w Warszawie S.A.**	Warsaw	10 000	-	1	-	WIBOR + margin	credit line in a current account	no collateral
14	Bank Handlowy w Warszawie S.A.**	Warsaw branch Wloclawek	500	-	498	-	WIBOR + margin	22.09.2004	transfer of inventories and receivables
15	Bank Handlowy w Warszawie S.A.**	Warsaw	-	2 300 USD	8 567	2 286 USD	LIBOR + margin	30.11.2004	transfer of receivables, marine mortgage on ships with cession of rights from insurance agreement, cession of property rights to movables with cession of rights from insurance agreement;
16	Bank Handlowy w Warszawie S.A.**	Warsaw	6 600	-	6 586	-	WIBOR + margin	30.11.2004	transfer of receivables, marine mortgage on ships with cession of rights from insurance agreement, cession of property rights to movables with cession of rights from insurance agreement;
17	Bank Handlowy w Warszawie S.A.**	Warsaw branch Poznan	5 000	-	4 952	-	WIBOR + margin	31.12.2004	mortgage on real estate, cession of rights from insurance agreement
18	BPH PBK S.A. *	Warsaw branch Plock	100 000	-	27	-	WIBOR + margin	30.04.2005	authorisation to a current bank account, voluntary submission to infusement
19	BPH PBK S.A. **	Warsaw branch Krakow	25 000	-	16 409	-	WIBOR + margin	31.03.2005	blank bill of exchange, authorisation to a current bank account
20	BPH PBK S.A. **	Warsaw branch Krakow	3 000	-	1 752	-	WIBOR + margin	31.03.2005	guaranteed by Rafineria Trzebinia in 100%
21	BPH PBK S.A. **	Warsaw branch Krosno	1 000	-	585	-	WIBOR + margin	31.08.2004	cession of receivables, authorisation to a current bank account in BPH PBK SA
22	BPH PBK S.A. **	Warsaw branch Szczecin	1 000	-	150	-	WIBOR + margin	20.09.2004	guarantee of Ship-Service S.A., authorisation to a current bank account
23	PKO BP S.A.*	Warsaw branch Plock	80 000	-	80 378	-	WIBOR + margin	25.03.2005	authorisation to a current bank account, voluntary submission to infusement
24	PKO BP S.A. **	Warsaw branch swidnik	300	-	289	-	WIBOR + margin	in a current account	blank bill of exchange, authorisation to a current bank account
25	PKO BP S.A. **	Warsaw branch Poznan	2 200	-	1 311	-	WIBOR + margin	31.12.2004	mortgage on real estate, cession of rights from insurance agreement
26	PKO BP S.A. **	Warsaw branch Poznan	1 700	-	1 700	-	WIBOR + margin	26.08.2004	mortgage on real estate, cession of rights from insurance agreement
27	PKO BP S.A. **	Warsaw branch Lublin	2 000	-	1 567	-	WIBOR + margin	30.09.2004	blank bill of exchange, authorisation to a current bank account

(in PLN thousand)

Note 23C

SHORT-TERM LOANS AND BORROWINGS

No.	Name with indication of legal form	Location	Amount of loan according to contract		Amount of loan to be repaid		Interest rate terms	Repayment date	Collateral
			PLN	currency	PLN	currency			
28	PKO BP S.A. **	Warsaw branch Plock	14 000	-	13 697	-	WIBOR + margin	07.07.2004	blank own bill
29	Bank Pekao S.A.*	Warsaw branch Plock	100 000	-	309	-	WIBOR + margin	17.07.2004	authorisation to a current bank account, voluntary submission to infusement
30	Bank Pekao S.A.**	Warsaw branch Plock	4 400	-	4 350	-	WIBOR + margin	30.09.2004	blank own bill, authorisation to a current bank account
31	Kredyt Bank S.A. **	Warsaw branch Wroclaw	930	-	835	-	WIBOR + margin	29.04.2005	cession agreement
32	Kredyt Bank S.A. **	Warsaw branch Wroclaw	700	-	292	-	WIBOR + margin	24.11.2004	mortgage
33	BZ WBK S.A. **	Warsaw branch Wroclaw	100	-	6	-	WIBOR + margin	24.11.2004	no collateral
34	BRE Bank S.A. **	Warsaw	10 000	-	7 728	-	WIBOR + margin	credit line in a current account	blank own bill
35	Bank Gospodarki Zywnosciowej S.A. **	Warsaw branch Gryfice	298	-	200	-	preferential rate	12.12.2004	guarantee of Ship-Service S.A., cession of agricultural machinery
36	Bank Ochrony Srodowiska S.A. **	Warsaw branch Wloclawek	3 000	-	2 999	-	WIBOR + margin	17.05.2005	blank own bill, cession of receivables
37	Bank Ochrony Srodowiska S.A. **	Warsaw	20 000	-	-	-	WIBOR + margin	31.07.2004	blank own bill, authorisation to a current bank account in BOS SA
38	Bank Millennium S.A. **	Warsaw branch Wloclawek	1 000	-	954	-	WIBOR + margin	19.08.2004	blank own bill, authorisation to a current bank account, cession of receivables, cession of fixed assets
39	Bank Millennium S.A. **	Warsaw branch Wloclawek	30 000	-	-	-	WIBOR + margin	28.07.2004	voluntary submission to infusement, authorisation to a current account in Millenium SA
40	Bank Millennium S.A. **	Warsaw branch Krosno	15 000	-	990	-	WIBOR + margin	31.03.2005	authorisation to a current bank account; blank own bill of exchange with declaration; registered pledge on inventory; cession of property rights to movables with cession of rights from insurance agreement
41	Raiffeisen Bank Polska S.A. **	Warsaw	1 000	-	741	-	WIBOR + margin	12.12.2004	transfer of receivables, pledge of inventories and fixed assets, patronage letter of SHIP SERVICE S.A., blank bill of exchange
42	Raiffeisen Bank Polska S.A. **	Warsaw branch Lublin	3 000	-	3 010	-	WIBOR + margin	renew every quarter	authorisation to a current bank account, own bill of exchange
43	BNP Paribas Bank Polska**	Warsaw	8 700	-	3 561	-	WIBOR + margin	31.12.2004	marine mortgage with cession of rights from insurance agreement, cession of receivables, mortgage
44	Societe General S.A.*	Warsaw	1 000	-	-	-	WIBOR + margin	25.06.2005	voluntary submission to infusement
45	Deutch Bank*	Warsaw	-	-	4 019	-	-	.	
46	Hermann Eggert Mineraloelvertriebs GmbH**	Elmshorn	-	89 EUR	406	89 EUR	fixed rate	01.07.2004	no collateral
47	Wecotect**	Elmshorn	-	181 EUR	822	181 EUR	fixed rate	01.07.2004	no collateral
48	Dresdner Bank AG**	Hamburg	-	5 EUR	23	5 EUR	fixed rate	01.07.2004	no collateral
49	Voba DTA**	Elmshorn	-	109 EUR	497	109 EUR	fixed rate	01.07.2004	no collateral
	TOTAL				286 853				

(in PLN thousand)

Note 23C

SHORT-TERM LOANS AND BORROWINGS

No.	Name with indication of legal form	Location	Amount of loan according to contract		Amount of loan to be repaid		Interest rate terms	Repayment date	Collateral
			PLN	currency	PLN	currency			
II. Long term currently repaid									
50	Bank Handlowy w Warszawie S.A.**	Warsaw	130 000	-	10 903	-	WIBOR + margin	31.12.2004	cession of rights to receivables from lease agreement
51	Bank Handlowy w Warszawie S.A.**	Warsaw	38 000	-	3 200	-	WIBOR + margin	31.12.2004	cession of rights to receivables from lease agreement
52	Bank Handlowy w Warszawie S.A.**	Warsaw	-	120 EUR	136	-	WIBOR + margin	30.09.2004	guaranteed by PKN ORLEN S.A.
53	Bank Handlowy w Warszawie S.A.**	Warsaw branch Poznan	6 500	-	1 300	-	WIBOR + margin	01.03.2005	mortgage on real estate, cession of rights from insurance agreement
54	Bank Pekao S.A.**	Warsaw branch Szczecin	150	-	13	-	WIBOR + margin	30.08.2004	register pledge
55	Bank Gospodarki ZywnoSciowej S.A.**	Warsaw branch Plock	5 618	-	1 873	-	WIBOR + margin	30.12.2004	cession of machinery as collateral, cession of receivables, bill of exchange
56	Bank Gospodarki ZywnoSciowej S.A.**	Warsaw branch Plock	6 000	-	1 400	-	WIBOR + margin	30.12.2004	cession of fixed assets, cession of receivables, bill of exchange
57	BPH PBK S.A. **	Warsaw branch Zielona Gora	2 000	-	1 091	-	WIBOR + margin	28.04.2005	against security
58	BPH PBK S.A. **	Warsaw branch Busko Zdroj	31 395	12 096 CHF	5 497	1 849 CHF	LIBOR + margin	02.08.2004	own blank bill of exchange with the guarantee of PKN ORLEN S.A (formerly Petrochemia Plock S.A.)
59	BPH PBK S.A. **	Warsaw branch Busko Zdroj	12 472	4 805 CHF	1 117	376 CHF	LIBOR + margin	02.08.2004	own blank bill of exchange with the guarantee of PKN ORLEN S.A (formerly Petrochemia Plock S.A.)
60	Bank Ochrony Srodowiska S.A.**	Warsaw branch Rzeszow	6 800	-	686	-	preferential rate	20.12.2004	PKO S.A. guarantee
61	LG PETRO BANK S.A.**	Warsaw branch Szczecin	2 000	-	500	-	WIBOR + margin	30.06.2005	marine mortgage on m/t Romanka with cession of rights from insurance agreement, transfer of inventory with cession of rights from insurance agreement; authorisation to current bank accounts
62	ING Bank Slaski S.A.**	Warsaw branch Krosno	29 689	-	5 938	-	WIBOR + margin	14.12.2006	mortgage on real estate (value of PLN 30 m., with Hydrorafination Complex), cession of property rights to movables, cession of rights from insurance agreement
63	ING Bank Slaski S.A.**	Warsaw branch Krosno	11 000	-	6 527	-	WIBOR + margin	31.10.2004	mortgage on real estate (value of PLN 11 m., with Hydrorafination Complex), cession of property rights to movables, cession of rights from insurance agreement
64	ING Bank Slaski S.A.**	Warsaw	1 445	-	1 445	-	WIBOR + margin	30.06.2004	blank own bill of exchange
65	Narodowy Fundusz Ochrony Srodowiska i Gospodarki Wodnej **	Warsaw	50 000	-	10 000	-	preferential rate	20.12.2004	guarantee of PKN ORLEN S.A., voluntary submission to infusement in a form of a notarial deed
66	Narodowy Fundusz Ochrony Srodowiska i Gospodarki Wodnej **	Warsaw branch Wloclawek	6 000	-	680	-	preferential rate	30.09.2004	blank bill of exchange
67	Wojewodzki Fundusz Ochrony Srodowiska i Gospodarki Wodnej**	Warsaw branch Torun	225	-	45	-	preferential rate	15.12.2004	bank guarantee
68	syndicate loan - agent Bank Handlowy w Warszawie S.A.**	Warsaw	103 712	96 640 PLN 2 200 EUR	19 109	-	WIBOR + margin	07.12.2004	mortgage
69	syndicate loan -> ING as agent*	London	2 358 500	500 000 EUR	2 397	528 EUR	EURIBOR + margin	30.09.2004	voluntary submission to infusement
					697	186 EUR	LIBOR + margin	15.09.2004	
70	Hamburg Landesbank**	Hamburg	-	95 EUR	25	6 EUR	fixed rate	30.06.2005	mortgage
71	Hamburg Landesbank**	Hamburg	-	383 EUR	105	23 EUR	fixed rate	30.06.2005	mortgage
72	Hamburg Landesbank**	Hamburg	-	61 EUR	28	6 EUR	fixed rate	30.06.2005	mortgage
73	Hamburg Landesbank**	Hamburg	-	562 EUR	255	56 EUR	fixed rate	30.06.2005	mortgage

(in PLN thousand)

Note 23C

SHORT-TERM LOANS AND BORROWINGS

No.	Name with indication of legal form	Location	Amount of loan according to contract		Amount of loan to be repaid		Interest rate terms	Repayment date	Collateral
			PLN	currency	PLN	currency			
74	Hamburg Landesbank**	Hamburg	-	920 EUR	361	79 EUR	fixed rate	30.06.2005	mortgage
75	Hamburg Landesbank**	Hamburg	-	5 113 EUR	1 935	426 EUR	fixed rate	30.06.2005	cash
76	Hamburg Landesbank**	Hamburg	-	5 113 EUR	1 935	426 EUR	fixed rate	30.06.2005	cash
77	Hamburg Landesbank**	Hamburg	-	1 023 EUR	387	85 EUR	fixed rate	30.06.2005	mortgage
78	Hamburg Landesbank**	Hamburg	-	5 113 EUR	1 935	426 EUR	fixed rate	30.06.2005	cash
79	Hamburg Landesbank**	Hamburg	-	5 113 EUR	1 935	426 EUR	fixed rate	30.06.2005	cash
80	Hamburg Landesbank**	Hamburg	-	5 113 EUR	1 935	426 EUR	fixed rate	30.06.2005	cash
81	Commerzbank Hamburg**	Hamburg	-	5 113 EUR	1 935	426 EUR	fixed rate	30.06.2005	cash
82	Commerzbank Hamburg**	Hamburg	-	1 023 EUR	389	86 EUR	fixed rate	30.06.2005	mortgage
83	Commerzbank Hamburg**	Hamburg	-	971 EUR	368	81 EUR	fixed rate	30.06.2005	mortgage
84	Vereinsbank Hamburg**	Hamburg	-	522 EUR	196	43 EUR	fixed rate	30.06.2005	mortgage
85	Vereinsbank Hamburg**	Hamburg	-	1 094 EUR	411	90 EUR	fixed rate	30.06.2005	mortgage
86	Vereinsbank Hamburg**	Hamburg	-	1 278 EUR	551	121 EUR	fixed rate	30.06.2005	mortgage
87	Vereinsbank Hamburg**	Hamburg	-	818 EUR	306	67 EUR	fixed rate	30.06.2005	mortgage
88	Vereinsbank Hamburg**	Hamburg	-	818 EUR	496	109 EUR	fixed rate	30.06.2005	mortgage
89	Vereinsbank Hamburg**	Hamburg	-	5 113 EUR	1 935	426 EUR	fixed rate	30.06.2005	mortgage
90	Volksbank Elmshorn**	Elmshorn	-	358 EUR	32	7 EUR	fixed rate	30.06.2005	mortgage
91	Volksbank Elmshorn**	Elmshorn	-	409 EUR	186	41 EUR	fixed rate	30.06.2005	mortgage
92	Volksbank Elmshorn**	Elmshorn	-	716 EUR	271	60 EUR	fixed rate	30.06.2005	mortgage
93	Volksbank Elmshorn**	Elmshorn	-	511 EUR	194	43 EUR	fixed rate	30.06.2005	mortgage
94	Volksbank Elmshorn**	Elmshorn	-	920 EUR	348	77 EUR	fixed rate	30.06.2005	mortgage
95	Volksbank Elmshorn**	Elmshorn	-	307 EUR	137	30 EUR	fixed rate	30.06.2005	mortgage
96	Sparkasse Elmshorn**	Elmshorn	-	256 EUR	97	21 EUR	fixed rate	30.06.2005	mortgage
97	Sparkasse Elmshorn**	Elmshorn	-	920 EUR	802	177 EUR	fixed rate	30.06.2005	mortgage
98	Sparkasse Elmshorn**	Elmshorn	-	3 681 EUR	3 210	707 EUR	fixed rate	30.06.2005	mortgage
99	Sparkasse Elmshorn**	Elmshorn	-	1 943 EUR	993	219 EUR	fixed rate	30.06.2005	mortgage

(in PLN thousand)

Note 23C

SHORT-TERM LOANS AND BORROWINGS

No.	Name with indication of legal form	Location	Amount of loan according to contract		Amount of loan to be repaid		Interest rate terms	Repayment date	Collateral
			PLN	currency	PLN	currency			
100	Sparkasse Elmshorn**	Elmshorn	-	1 012 EUR	596	131 EUR	fixed rate	30.06.2005	mortgage
101	Sparkasse Elmshorn**	Elmshorn	-	345 EUR	203	45 EUR	fixed rate	30.06.2005	mortgage
102	Sparkasse Elmshorn**	Elmshorn	-	614 EUR	198	44 EUR	fixed rate	30.06.2005	mortgage
103	Sparkasse Elmshorn**	Elmshorn	-	1 150 EUR	623	137 EUR	fixed rate	30.06.2005	mortgage
104	Sparkasse Elmshorn**	Elmshorn	-	1 176 EUR	496	109 EUR	fixed rate	30.06.2005	mortgage
105	Landesbank S.-H.**	Kiel	-	1 012 EUR	575	127 EUR	fixed rate	30.06.2005	mortgage
106	Landesbank S.-H.**	Kiel	-	345 EUR	196	43 EUR	fixed rate	30.06.2005	mortgage
107	IKB Deutsche Industriebank AG**	Hamburg	-	511 EUR	198	44 EUR	fixed rate	30.06.2005	mortgage
	TOTAL				101 332				
	TOTAL I + II				388 185				

Notes to the "Interest rates" are presented in Note 22D.
* Loan incurred by the Dominant Company.
** Loan incurred by subsidiaries.

(in PLN thousand)

Note 23D

SHORT-TERM LIABILITIES FROM THE ISSUE OF DEBT SECURITIES					
Securities by kind	Nominal value	Interest rate	Date of repurchase	Guaranties/collateral	Additional rights
BONDS	32 730	5,93%	24-08-2004	Collateral based on Bonds Act (dated 29 June 1995, Journal of Law No. 83, p.420)	No additional rights
BONDS	42 700	5,99%	26-08-2004	Collateral based on Bonds Act (dated 29 June 1995, Journal of Law No. 83, p.420)	No additional rights
Total nominal value	**75 430**				
Value of unamortized cost of discount	(688)				
Balance sheet value	**74 742**				

(in PLN thousand)

Note 24A

	30 June 2004	31 December 2003	30 June 2003
MOVEMENTS IN NEGATIVE GOODWILL			
a) balance at the beginning of period	365	534	534
b) increases	8	-	-
c) decreases	(365)	(169)	(54)
Negative goodwill at the end of period	8	365	480

Note 24B

	30 June 2004	31 December 2003	30 June 2003
OTHER ACCRUALS AND DEFERRED INCOME			
a) accruals, including:	96 971	122 426	75 023
- long term (including)	751	598	2 340
- holiday pay accrual	172	-	356
- other	579	598	1 984
- short term (including)	96 220	121 828	72 683
- holiday pay accrual	25 143	22 979	16 108
- cost of awards in loyalty program	51 024	47 945	43 963
- costs of not invoiced services	8 724	7 909	6 807
- environmental pollution	3 592	4 855	3 909
- other	7 737	38 140	1 896
b) deferred income	23 373	13 879	13 428
- long term	8 950	8 448	8 618
- subventions received	306	380	466
- others	8 644	8 068	8 152
- short term	14 423	5 431	4 810
- subventions received	1 949	1 361	1 535
- other	12 474	4 070	3 275
Total other accruals and deferred income at the end of period	120 344	136 305	88 451

	30 June 2004	31 December 2003	30 June 2003
MOVEMENTS IN OTHER ACCRUALS AND DEFERRED INCOME			
a) accruals at the beginning of period	122 426	72 408	72 408
b) increases	25 089	75 124	19 220
c) decreases	(50 544)	(25 106)	(16 605)
d) accruals at the end of period	96 971	122 426	75 023
e) deferred income at the beginning of period	13 879	16 004	16 004
f) increases	24 405	9 649	4 362
g) decreases	(14 911)	(11 774)	(6 938)
h) deferred income at the end of period	23 373	13 879	13 428
Total other accruals and deferred income at the end of period	120 344	136 305	88 451

Note 25

	30 June 2004	31 December 2003	30 June 2003
Net book value (A)	9 894 444	9 155 986	8 460 638
Number of shares (B)	427 709 061	427 709 061	420 177 137
Net book value per share (PLN) (A/B)	23,13	21,41	20,14
Expected number of shares (C)	-	-	-
Diluted net book value per share (PLN) (A/C)	-	-	-

Method of calculation of net book value and diluted net book value is presented in Note 43 in the additional explanatory notes.

(in PLN thousand)

EXPLANATORY NOTES TO THE OFF-BALANCE SHEET ITEMS

Note 26A

	30 June 2004	31 December 2003	30 June 2003
OFF-BALANCE SHEET RECEIVABLES FROM SUBORDINATED COMPANIES			
a) guaranties an sureties received, including:	-	-	-
b) other	-	-	-
Total off-balance sheet liabilities to subordinated companies	-	-	-

Note 26B

	30 June 2004	31 December 2003	30 June 2003
OFF-BALANCE SHEET LIABILITIES TO SUBORDINATED COMPANIES			
a) guaranties an sureties granted, including:	171 724	106 747	76 195
- to subsidiary companies	1 391	5 500	426
- to joint-stock companies	170 333	71 919	75 769
- to associated companies	-	21 840	-
- for other companies	-	7 488	-
- for dominant company	-	-	-
b) other, including:	453 699	-	-
- to subsidiary companies	-	-	-
- to joint-stock companies	453 699	-	-
- to associated companies	-	-	-
- for dominant company	-	-	-
Total off-balance sheet liabilities to subordinated companies	625 423	106 747	76 195

(in PLN thousand)

	6 month period ended 30 June 2004	6 month period ended 30 June 2003

EXPLANATORY NOTES

NOTES TO THE CONSOLIDATED INCOME STATEMENT

Note 27A

NET SALES OF OWN PRODUCTS (TYPE OF SALES), INCLUDING:		
- to subordinated companies	379 117	271 538
a. sales of products	13 130 131	11 846 831
b. sales of services	158 771	133 336
c. hedge transactions	21 241	-
c. sales of products - other	111 300	96 633
Total net sales of products	13 421 443	12 076 800

Note 27B

NET SALES OF OWN PRODUCTS (BY TERRITORY)		
a) domestic sales, including:*	12 604 707	11 446 824
- to subordinated companies	373 045	267 653
b) export sales, including:	816 736	629 976
- to subordinated companies	6 072	3 885
Total net sales of products	13 421 443	12 076 800

* including hedge transactions settlements amounting to PLN 21,241 thousand (HY 2004).

Note 28A

NET SALES OF GOODS FOR RESALE AND MATERIALS (TYPE OF SALES), INCLUDING:		
- to subordinated companies	147 746	71 199
a. sales of goods	4 550 517	2 641 233
b. sales of materials	14 564	26 183
c. other sales	665 435	499 130
Total net sales of goods for resale and materials	5 230 516	3 166 546

Note 28B

NET SALES OF GOODS FOR RESALE AND MATERIALS (BY TERRITORY)		
a) domestic sales, including:*	5 131 898	3 072 521
- to subordinated companies	146 310	62 628
b) export sales, including:	98 618	94 025
- to subordinated companies	1 436	8 571
Total net sales of goods for resale and materials	5 230 516	3 166 546

* including sales in Germany ammounting to PLN 4,173,093 thousand as at 30 June 2004 and PLN 2,439,662 thousand as at 30 June 2003.

Segment sales income is presented in note 45, "Reporting according to branch and geographical segments".

Note 29

COSTS (BY COSTS TYPE)		
a) depreciation	570 676	554 197
b) usage of materials and energy	5 537 302	5 347 919
c) external services	853 234	806 771
d) taxes	4 885 800	4 548 234
e) wages and salaries	443 279	430 023
f) social insurance and other charges	103 847	108 077
g) other costs	157 094	157 826
Total costs (by type)	12 551 232	11 953 047
Changes in the position of stocks and accruals	(85 788)	(258 733)
Cost of products and services for own use (negative value)	(31 150)	(55 874)
Sales and distribution costs (negative value)	(5 966 331)	(5 374 145)
General and administration expenses (negative value)	(414 470)	(454 604)
Cost of sales	6 053 493	5 809 691

(in PLN thousand)

Note 30

OTHER OPERATING INCOME	6 month period ended 30 June 2004	6 month period ended 30 June 2003
a) releases of provisions:	7 006	17 371
- environmental provision	1 400	6 722
- provision for business risk	91	8 860
- other	5 515	1 789
b) reversal of impairment write-offs of assets, including:	32 310	27 188
- provision for receivables	22 240	21 853
- impairment of tangible assets	8 775	5 231
- other	1 295	104
c) other, including:	55 781	163 083
- income from recovery of current assets	355	392
- valuation of finished goods	389	2 373
- income from perpetual leasehold	14 087	17 420
- fines received	4 215	11 216
- stocktaking discrepancies	1 160	4 929
- income on court costs recovered	3 887	5 023
- surplus of the value of shares received over net value of net assets contributed	1 349	112 816
- other	30 339	8 914
Total other operating income	95 097	207 642

Note 31

OTHER OPERATING COSTS	6 month period ended 30 June 2004	6 month period ended 30 June 2003
a) setting-up provisions for:	76 105	13 000
- environmental provision	36 560	-
- provision for business risk	32 507	8 103
- other	7 038	4 897
b) impairment charges of assets, including:	25 349	52 417
- provision for receivables	24 380	52 224
- other	969	193
c) other, including:	50 329	56 006
- receivables written-off	5 235	3 560
- donations	7 330	3 560
- stock count differences	2 854	3 118
- fines paid	2 829	1 515
- court costs	1 544	1 319
- costs and loses due to administration of goods for resale and materials	418	2 979
- other	30 119	39 955
Total other operating costs	151 783	121 423

(in PLN thousand)

Note 32A

DIVIDENDS RECEIVED AND SHARES IN PROFITS	6 month period ended 30 June 2004	6 month period ended 30 June 2003
a) from related entities, including:	-	1 873
- from subsidiary companies	-	1 873
- from joint-ventures	-	-
- from associated companies	-	-
- from significant investor	-	-
- from dominant company	-	-
b) from other entities	68 220	46 509
Total dividends received and share in profits	68 220	48 382

Note 32B

INTEREST INCOME		
a) from loans granted	456	8 471
- from related entities	-	-
- from subsidiary companies	-	-
- from other entities	456	8 471
b) other interest income	14 702	19 399
from related entities	467	418
- from subsidiary companies	-	-
- from joint-ventures	-	-
- from associated companies	467	418
- from significant investor	-	-
- from parent company	-	-
from other entities	14 235	18 981
Total interest income	15 158	27 870

INTEREST INCOME		
a) from loans granted and debt securities purchased	456	8 471
- received	427	5 783
- not received	29	2 688
b) other interest	14 702	19 399
- received	7 641	4 199
- not received	7 061	15 200
Total interest income	15 158	27 870

Note 32C

OTHER FINANCIAL INCOME		
a) foreign exchange gains	50 206	6 176
- realized	5 007	5 548
- unrealized	45 199	628
b) release of provisions (by categories)	6 569	9 788
- for interest on receivables	6 557	9 780
- other	12	8
c) other	5 377	9 479
Total other financial income	62 152	25 443

Note 33A

INTEREST EXPENSES		
a) from borrowings, loans and securities issued	51 634	81 173
- to related entities	-	403
- to subsidiary companies	-	403
- to associated companies	-	-
- to other entities	51 634	80 770
b) other interest	3 839	5 069
- to related entities	-	-
- to subsidiary companies	-	-
- to joint-ventures	-	-
- to associated companies	-	-
- to significant investor	-	-
- to parent company	-	-
- to other entities	3 839	5 069
Total interest expenses	55 473	86 242

(in PLN thousand)

INTEREST EXPENSES	6 month period ended 30 June 2004	6 month period ended 30 June 2003
a) from borrowings, loans and securities issued	51 634	81 173
- paid	47 295	73 802
- not paid	4 339	7 371
b) other interest	3 839	5 069
- paid	2 019	1 563
- not paid	1 820	3 506
Total interest expense	55 473	86 242

Note 33B

OTHER FINANCIAL EXPENSES		
a) foreign exchange losses	19 074	52 927
- realized	18 568	21 533
- unrealized	506	31 394
b) setting-up of provisions (by categories)	6 549	17 208
- interest from receivables	6 320	17 057
- other	229	151
c) other financial expenses	4 249	5 847
Total other financial expenses	29 872	75 982

Note 34

PROFIT (LOSS) FROM SALE OF SHARES IN SUBORDINATED ENTITIES		
a) profit from sale of shares	3 795	427
b) loss from sale of shares	-	-
- in subsidiary entities	-	-
Total profit (loss) from sale of shares in subordinated entities	3 795	427

Note 35

EXTRAORDINARY GAINS		
a) accidental	16	248
b) other	1	498
Total extraordinary gains	17	746

Note 36

EXTRAORDINARY LOSSES		
a) accidental	19	205
b) other	-	71
Total extraordinary losses	19	276

Note 37A

CORPORATE INCOME TAX - CURRENT		
1. Gross profit (consolidated)	1 260 469	771 007
2. Consolidation adjustments	(12 685)	(3 875)
3. Differences between gross profit (loss) and taxable income, including:	75 260	(102 910)
a) permanent differences between gross profit (loss) and taxable income	(43 347)	11 530
b) temporary differences between gross profit and taxable income	125 918	(164 723)
c) other differences between gross profit and taxable income	(7 311)	50 283
4. Taxable income	1 323 044	664 222
5.Tax according to tax rate for the year	256 770	212 151
6. Tax allowances and increases	8	(170)
7. Current income tax as declared in the CIT declaration	256 778	211 981
- as presented in the profit and loss account	256 778	212 137
- relating to decreases or increases of equity	-	(156)
- relating to decreases or increases of goodwill or negative goodwill	-	-

(in PLN thousand)

Note 37B

DEFERRED CORPORATE INCOME TAX, AS IN PROFIT AND LOSS ACCOUNT	6 month period ended 30 June 2004	6 month period ended 30 June 2003
- decrease (increase) relating to temporary differences and reversals of temporary differences	(10 708)	14 031
- decrease (increase) relating to changes in tax rates	-	(125)
- decrease (increase) relating to previously unrecognised tax losses, tax allowances or temporary differences from the previous period	-	47
- decrease (increase) relating to write-off of deferred tax asset or inability to realise deferred tax liability	1 385	(1 718)
- other	-	-
Total deferred corporate income tax	**(9 323)**	**12 235**

	Dominant Company	Anwil S.A. Group	Rafineria Trzebinia S.A. Group	Rafineria Nafty Jedlicze S.A. Group	Other entities	Total
HY 2003						
current tax	180 774	5 422	17 101	114	8 570	211 981
deferred tax	42 450	1 347	(498)	-	(31 064)	12 235
Total	223 224	6 769	16 603	114	(22 494)	224 216
HY 2004						
current tax	223 308	18 760	9 474	47	5 189	256 778
deferred tax	16 695	1 989	1 058	-	(29 065)	(9 323)
Total	240 003	20 749	10 532	47	(23 876)	247 455

Note 37C

TOTAL AMOUNT OF DEFERRED TAX		
-recorded in equity	40 567	3[illegible] 416
-recorded in goodwill or negative goodwill	48 799	11 644

Note 37D

INCOME TAX RECORDED IN PROFIT AND LOSS ACCOUNT, INCLUDING:		
-abandoned activity	-	-
-result of extraordinary items	-	-

Note 38

OTHER OBLIGATORY CHARGES		
Total other obligatory charges	-	-

Note 39

NET PROFIT (LOSS)		
a) net profit (loss) of the dominant company / significant investor	954 669	567 109
b) net profit (loss) of subsidiary companies	120 187	76 791
c) net profit (loss) of joint-venture companies	17 865	4 991
d) net profit (loss) of associated companies	8 504	25 631
e) consolidation adjustments	(72 370)	(119 640)
Net profit (loss)	**1 028 855**	**554 882**

The distribution of profit of the Company for the year 2003 and distribution of profit of the Company and consolidated subsidiaries and associated consolidated entities as at 30 June 2004 is presented in Note 42 in the additional explanatory notes.

Net profit for the 6 month period ended 30 June 2003 consists of net profit from the published financial statement for the 6 month period ended 30 June 2003 ammounted to PLN 550,950 thousand and net profit resulting from changes in accounting policy amounted to PLN 3,392 thousand.

Note 40

NET PROFIT PER SHARE CALCULATION		
Net profit (annualised)	1 487 622	835 076
Weighted average number of ordinary shares	424 570 759	420 177 137
Earnings per ordinary share (PLN)	3,50	1,99
Weighted average of expected number of ordinary shares	-	-
Diluted earnings per ordinary share (PLN)	-	-

(in PLN thousand)

Nota 41. Method of calculation of earnings and diluted earnings per ordinary share for the 6 month period ended 30 June 2004

Net profit for 6 months of 2004 (in PLN)	(A)	1,028,855,102.88
Weighted average number of ordinary shares	(B)	427,709,061
Earnings per ordinary share (in PLN)	(A/B)	2.41
Weighted average expected number of ordinary shares	(C)	-
Diluted earnings per ordinary share (in PLN)	(A/C)	-

The Group calculates earnings and diluted earnings per ordinary share according to IFRS.

Nota 42. Distribution of profit for 2003 of Dominant Company, subsidiaries consolidated in the 6 month period ended 30 June 2004 and associates accounted for under equity method.

a) Distribution of profit for 2003 of the Dominant Company

Distribution of profit and undistributed profit from previous years	
Dividend (PLN 0.65 per share)	278,010,889.65
Capital reserve	651,769,892.54
Charge to the Company's Social Fund	4,000,000.00

Total	933,780,782.19
	===========

(in PLN thousand)

b) Distribution of profit for the year 2003 of subsidiaries consolidated in the 6 month period ended 30 June 2004 and associates accounted for under equity method

	ORLEN KolTrans Sp. z o.o.	Petrocentrum Sp. z o.o.	ORLEN Gaz Plock Sp. z o.o.	ORLEN Medica Sp. z o.o.	ORLEN Budonaft Sp. z o.o.	ORLEN Polimer Sp. z o.o.	ORLEN Powiernik Sp. z o.o.	ORLEN Transport Szczecin Sp. z o.o.	ORLEN Transport Krakow Sp. z o.o.	ORLEN Transport Plock Sp. z o.o.	ORLEN Transport Lublin Sp. z o.o.
Distribution of profit / cover of losses											
Rewards for employees	-	25	-	-	-	-	-	-	-	-	-
Social Security Office (ZUS) and Pension Fund	-	5	-	-	-	-	-	-	-	-	-
Capital reserve (write-off/cover of losses)	16	-	1.979	129	-	-	-	(880)	-	927	(115)
Dividends	1,226	834	-	-	-	653	424	-	-	-	
Company's Social Fund (ZFSS)	-	-	-	-	-	-	-	-	-	-	-
Adjustment of capital reserve write-off	-	-	-	-	-	-	-	-	-	-	-
Previous year loss cover	-	-	-	-	-	-	-	-	-	-	-
Undistributed profit/(loss)	-	-	-	-	(373)	-	-	-	29	-	-
Other	-	-	-	-	-	-	-	-	-	-	-
Total profit (loss) for the year 2003	1,242	864	1,979	129	(373)	653	424	(880)	29	927	(115)

(in PLN thousand)

b) Distribution of profit for the year 2003 of subsidiaries consolidated in the 6 month period ended 30 June 2004 and associates accounted for under equity method (continued)

	ORLEN Transport Nowa Sol Sp. z o.o.	Zaklad Budowy Aparatury Sp. z o.o.	ORLEN Transport Poznan Sp. z o.o.	ORLEN Transport Slupsk Sp. z o.o.	ORLEN Transport Warszawa Sp. z o.o.	Petrotel Sp. z o.o.	ORLEN Transport Olsztyn Sp. z o.o.	Petrogaz Lapy Sp. z o.o.	ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	ORLEN Petroprofit Sp. z o.o.	ORLEN Asfalt Sp. z o.o.
Distribution of profit / cover of losses											
Rewards for employees	-	-	-	-	-	-	-	-	-	-	-
Social Security Office (ZUS) and Pension Fund	-	-	-	-	-	-	-	-	-	93	-
Capital reserve (write-off/cover of losses)	-	(3,764)	(1,367)	1	1,163	3.507	-	-	(1,245)	400	20,701
Dividends	257	-	-	7	126	951	64	-	-	700	-
Company's Social Fund (ZFSS)	-	-	-	-	-	-	-	-	-	-	-
Adjustment of capital reserve write-off	-	-	-	-	-	-	-	-	-	-	-
Previous year loss cover	-	-	-	-	-	-	-	-	-	-	-
Undistributed profit/(loss)	-	-	-	-	-	-	-	(1,545)	-	-	-
Other	-	-	-	-	-	-	-	-	-	-	-
Total profit (loss) for the year 2003	257	(3,764)	(1,367)	8	1,289	4.458	64	(1,545)	(1,245)	1,193	20,701

(in PLN thousand)

b) Distribution of profit for the year 2003 of subsidiaries consolidated in the 6 month period ended 30 June 2004 and associates accounted for under equity method (continued)

	Rafineria Trzebinia S.A.	Rafineria Nafty Jedlicze S.A.	Anwil S.A.	Inowroclawskie Kopalnie Soli „Solino" S.A.	ORLEN Laboratorium Sp. z o.o.*	ORLEN Petro-Tank Sp. z o.o.	ORLEN Automatyka Sp. z o.o.	ORLEN Petrozachod Sp. z o.o.	ORLEN Petrogaz Wroclaw Sp. z o.o.
Distribution of profit / cover of losses									
Rewards for employees	-	-	-	-	-	-	-	-	-
Social Security Office (ZUS) and Pension Fund	-	-	-	-	-	-	-	-	-
Capital reserve (write-off/cover of losses)	60,053	-	30,236	8,750		212	121	675	-
Dividends	-	-	-	-	-	-	398	-	-
Company's Social Fund (ZFSS)		-	-	250	-	-	-	-	-
Adjustment of capital reserve write-off	-	-	-	-	-	-	-	-	-
Previous year loss cover	-	-	-	-	-	-	-	-	-
Undistributed profit/(loss)	-	2,051	-	-	(3,515)	-	-	-	(210)
Other	-	-	30,236	-	-	-	-	-	-
Total profit (loss) for the year 2003	60,053	2,051	60,472	9,000	(3,515)	212	519	675	(210)

(in PLN thousand)

b) Distribution of profit for the year 2003 of subsidiaries consolidated in the 6 month period ended 30 June 2004 and associates accounted for under equity method (continued)

	Petrolot Sp. z o.o.	ORLEN Projekt Sp. z o.o.	ORLEN Deutschland*	ORLEN Wir Sp. z o.o.	Ship-Service S.A.	ORLEN Morena Sp. z o.o.	Naftoport Sp. z o.o.	Flexpol Sp. z o.o.	Chemiepetrol GmbH
Distribution of profit / cover of losses									
Rewards for employees	-	-	-	-	-	-	-	-	-
Social Security Office (ZUS) and Pension Fund	-	-	-	-	-	-	-	-	-
Capital reserve (write-off/cover of losses)	4.231	(840)	-	-	164	-	-	3.014	-
Dividends	2.000	-	-	424	-	1.810	22.921	3.000	66
Company's Social Fund (ZFSS)	-	-	-	-	-	-	-	-	-
Adjustment of capital reserve write-off	-	-	-	-	-	-	-	-	-
Previous year loss cover	-	-	-	-	738	-	-	-	-
Undistributed profit/(loss)	-	-	4.972	-	-	-	-	-	-
Other	-	-	-	-	-	-	-	-	-
Total profit (loss) for the year 2003	6.231	(840)	4.972	424	902	1.810	22.921	6.014	66

* Comprise financial data of ORLEN Deutschland GmbH and ORLEN Deutschland Immobilien GmbH, which in 2004 transferred in joint-stock company ORLEN Deutschland AG.

Note 43. Method of calculation of net book value and diluted net book value per share as at 30 June 2004

Net book value (in PLN)	(A)	9,894,444,285.89
Number of shares	(B)	427,709,061
Net book value per share (in PLN)	(A/B)	23.13
Expected number of shares	(C)	-
Diluted net book value per share (in PLN)	(A/C)	-

The Group calculates net book value and diluted net book value per share according to IFRS.

(in PLN thousand)

NOTES TO CASH FLOW STATEMENT

Information about cash and cash equivalents is presented in Note 10.

Note 44. Classification of the Capital Group activities in cash flow statement

The classification of the Company activities into operating, investing and financing activities is as follows:

- Operating activity includes transactions and events connected with the Capital Group's core activity, not enumerated in financing and investing activities, for example: repayment of liabilities, cash inflow from sales of finished products or goods for resale, income tax payments, collection of receivables from sales;
- Investing activity includes mainly inflows and outflows connected with purchase or sale of fixed assets and with purchase or sale of securities;
- Financing activity includes mainly the securing of equity capital and loan capitals, as well as their repayment and maintenance.

a) The reasons for differences between balance sheet changes of selected balance sheet items and changes presented in cash flow statement

Receivables:	6 months ended 30 June 2004
Balance sheet change in net value of long- and short-term receivables net	(696,562)
Change in receivables resulting from receivable contribution	(2,154)
Change in the Capital Group	(13,673)
Other	(32,348)
Change in receivables within cash flow statement	(774,737)

Liabilities:	6 months ended 30 June 2004
Balance sheet change in short- and long-term liabilities	651,548
Change in short- and long-term loans and borrowings	569,298
Change in investment liabilities	(10,070)
Change resulting from issued securities	(1,245)
Change resulting from dividend	(278,011)
Change in the Capital Group	13,550
Distribution of profit for 2002 to Social Fund	(4,250)
Other	50,686
Change in short and long-term liabilities within cash flow statement	991,506

Stock:	6 months ended 30 June 2004
Balance sheet change in stock	(307,706)
Change in the Capital Group	(2,278)
Other	(5,007)
Change in balance of stock within cash flow statement	(314,991)

(in PLN thousand)

Accruals and prepayments:	6 months ended 30 June 2004
Balance sheet change in accruals and prepayments	95,168
Change in the Capital Group	(45)
Deferred costs - loan commission	(1,091)
Other	(543)
Change in accruals and prepayments within cash flow statement	93,489

Provisions:	6 months ended 30 June 2004
Balance sheet change in provisions	75,404
Change in the Capital Group	(46)
Adjustments of deferred tax concerning fixed assets valuation to fair value	(3,835)
Other	1,914
Change in provisions within cash flow statement	73,437

b) Other captions in consolidated cash flow statement

In a cash flow statement for the 6 month period 2004:

- As an item B.I.4 in investing activities is presented an amount of PLN 12,851 thousand. This amount includes:

Inflows from bonds convertible to shares	5,952
Inflows from investment funds shares	2,057
Other	4,842
Total	12,851

(in PLN thousand)

c) Changes introduced to the financial statements for the 6 months period ended 30 June 2004 according to National Accounting Standard no. 1 – "Cash flow statement" and changes in assets and liabilities (denominated in foreign currencies) exchange rates used for approximation

Description of cash flow statement's captions	Financial data disclosed in financial statements for the HY 2003	Comparative financial data for the HY 2003 disclosed in financial statements for the HY 2004	Differences due to changes in Polish Accounting Standards	Differences due to National Accounting Standards	Differences total
I. Net (loss) profit	550,950	554,882	3,932	-	3,932
A.II.4. Foreign exchange gains/losses	50,386	47,136	(3,310)	60	(3,250)
A.II.6. Result on investment activity	(29,423)	(13,037)	-	16,386	16,386
A.II.7. Changes in reserves	23,516	24,772	1,256	-	1,256
A.II.9. Changes in receivables	(178,868)	(179,404)	(536)	-	(536)
A.II.8. Changes in short-term liabilities, except from loan and borrowings	(101,311)	(102,653)	(1,342)	-	(1,342)
A.II.12. Other adjustments	(82,184)	(98,570)	-	(16,386)	(16,386)
A.III. Cash flows from operating activities	431,419	431,479	-	60	60
B.I.4. Other investment inflows	19,384	2,935	-	(16,449)	(16,449)
B.II.1 Purchase of intangible and tangible fixed assets	(451,829)	(435,380)	-	16,449	16,449
D. Total net change in cash and cash equivalents	201,590	201,650	-	60	60
G. Cash and cash equivalents at the end of the period	379,780	379,840	-	60	60

Due to changes in the Accounting Act, the Group changed fixed exchange rates used for approximation of assets and liabilities denominated in foreign currencies. The effect of those changes were presented in the comparative data.
According to the requirements imposed by above mentioned Standard, the Group changed the presentation of fixed assets impairment write downs, prepayments for fixed assets, foreign exchange differences on valuation of cash in foreign currencies.

ADDITIONAL EXPLANATORY NOTES CONCERNING REPORTING BY BUSINESS AND GEOGRAPHICAL SEGMENTS

Note 45. Selected financial data by the Capital Group's segments of operations

Business segments

The operations of the Capital Group are divided into two main segments: Refining and Marketing Segment and Chemical Segment.

- The Refining and Marketing Segment comprises crude oil processing as well as wholesale and retail trade in refinery products industry, primarily fuels,
- The Chemical Segment encompasses production and sales of petrochemicals by PKN ORLEN, fertilisers as well as PVC by Anwil S.A. and share in result of joint venture Basell ORLEN Polyolefins.

To other operations belong among others: transport, service and maintenance, building and auxiliary activity, conducted by the remaining companies of the Capital Group.
Segment profits and assets were established before eliminations. Internal prices in inter-segment sales are similar to market prices.

(in PLN thousand)

Revenues, costs and financial result by business segments

Segment:	Refining and Marketing		Chemicals		Other operations		Eliminations		Total	
	for the 6 month period ended		for the 6 month period ended		for the 6 month period ended		for the 6 month period ended		for the 6 month period ended	
	30 June 2004	30 June 2003	30 June 2004	30 June 2003	30 June 2004	30 June 2003	30 June 2004	30 June 2003	30 June 2004	30 June 2003
Revenue										
External sales	16,466,450	13,376,393	1,830,751	1,612,947	333,517	254,006	-	-	18,630,718	15,243,346
Inter-segment sales	1,924,194	1,696,450	667,440	690,363	397,389	565,704	(2,989,023)	(2,952,517)	-	-
Settlement of hedge transaction	-	-	21,241	-	-	-	-	-	21,241	-
Total revenue	18,390,644	15,072,843	2,519,432	2,303,310	730,906	819,710	(2,989,023)	(2,952,517)	18,651,959	15,243,346
Total costs	(17,258,699)	**(14,331,544)**	(2,176,539)	(2,141,045)	(651,417)	(788,004)	2,988,969	2,953,184	(17,097,686)	(14,307,409)
Other operating income	76,868	58,014	10,754	124,746	11,219	16,593			98,841	199,353
Other operating costs	(180,983)	(94,632)	(10,177)	(14,099)	(28,979)	(28,055)			(220,139)	(136,786)
Result										
Segment result	1,027,830	704,681	343,470	272,912	61,729	20,244	(54)	667	1,432,975	998,504
Unallocated corporate income									2,057	13,110
Unallocated corporate expenses									(249,834)	(227,611)
Profit from operations									1,185,198	784,003
Financial income									150,389	132,164
Financial costs									(91,098)	(163,470)
Loss on disposal of all or part of stakes in subsidiaries									3,795	427
Gross profit									1,248,284	753,124

(in PLN thousand)

Revenues, costs and financial result by business segments

Segment:	Refining and Marketing		Chemicals		Other operations		Eliminations		Total	
	for the 6 month period ended		for the 6 month period ended		for the 6 month period ended		for the 6 month period ended		for the 6 month period ended	
	30 June 2004	30 June 2003	30 June 2004	30 June 2003	30 June 2004	30 June 2003	30 June 2004	30 June 2003	30 June 2004	30 June 2003
Extraordinary gains									17	746
Extraordinary losses									(19)	(276)
Write-off of goodwill from consolidation	(2,394)	(2,298)	-	-	(420)	(418)			(2,814)	(2,716)
Write-off of negative goodwill from consolidation	2,852	7,747	12,119	12,119	30	263			15,001	20,129
Profit before taxation									1,260,469	771,007
Income taxes									(247,455)	(224,372)
Other obligatory charges on profit									-	-
Share in profit of companies consolidated on equity basis	(64)	(189)	31,602	18,664	8,082	7,156			39,620	25,631
Profit of minority shareholders									(23,779)	(17,384)
Net profit									1,028,855	554,882

(in PLN thousand)

Other information by business segments

	Refining and Marketing			Chemicals			Other operations			Eliminations			Total		
	as at 30 June 2004	as at 31 December 2003	as at 30 June 2003	as at 30 June 2004	as at 31 December 2003	as at 30 June 2003	as at 30 June 2004	as at 31 December 2003	as at 30 June 2003	as at 30 June 2004	as at 31 December 2003	as at 30 June 2003	as at 30 June 2004	as at 31 December 2003	as at 30 June 2003
Segment assets	11,449,989	11,176,616	11,269,933	2,914,833	2,521,232	2,275,937	1,715,188	1,931,097	1,935,911	(204,035)	(100,547)	(138,393)	15,875,975	15,528,398	15,343,388
Shares and stakes in companies consolidated on equity basis	2,073	2,231	1,742	418,545	392,399	365,003	58,457	61,119	58,410	-	-	-	479,075	455,749	425,155
Goodwill	17,053	18,147	20,242	-	-	-	2,289	2,709	3,118	-	-	-	19,342	20,856	23,360
Unallocated corporate assets													2,050,579	978,388	905,000
Total consolidated assets													18,424,971	16,983,391	16,696,903
Segment liabilities	3,747,527	2,798,004	2,760,784	413,330	366,762	307,888	339,139	343,908	215,039	(203,525)	(100,088)	(126,650)	4,296,471	3,408,586	3,157,061
Negative goodwill	71,932	77,512	198,529	211,659	223,776	235,895	50	81	(157)				283,641	301,369	434,267
Unallocated corporate liabilities													3,514,238	3,691,489	4,234,906
Total consolidated liabilities													8,094,350	7,401,444	7,826,234

The Group's assets as at 30 June 2004 and June 2003 (with the exception of cash deposited in Czech Republic in Komercni Bank A.S. in Prague amounting to PLN 186,079 thousands as at June 2004) were located in Poland and Germany, where also the capital expenditures were incurred during the 6 month period ended 30 June 2004 and 30 June 2003.

	Refining and Marketing for the 6 month period ended		Chemicals for the 6 month period ended		Other operations for the 6 month period ended		Total for the 6 month period ended	
	30 June 2004	30 June 2003	30 June 2004	30 June 2003	30 June 2004	30 June 2003	30 June 2004	30 June 2003
Property, plant, equipment and intangible assets expenditure	260,613	335,320	312,319	130,149	29,496	62,620	602,428	528,089
Property, plant, equipment and intangible assets expenditure unallocated to segments							15,616	20,386
Total property, plant, equipment and intangible assets expenditure							**618,044**	**548,475**
Segment depreciation	393,925	357,552	86,824	97,361	73,037	82,513	553,786	537,426
Unallocated assets depreciation							16,890	16,771
Total depreciation							**570,676**	**554,197**
Non-cash expenses other than depreciation	**74,301**	**68,815**	**7,450**	**8,699**	**13,618**	**21,900**	**95,369**	**99,414**

(in PLN thousand)

Geographical segments

The Group operates primarily in Poland and Germany. The table below presents the Group's sales by geographical markets for the 6 month period ended 30 June 2004 and 30 June 2003:

Sales revenue by geographical segments

	Refining and Marketing for the 6 month period ended		Chemicals for the 6 month period ended		Other operations for the 6 month period ended		Total for the 6 month period ended	
	30 June 2004	30 June 2003	30 June 2004	30 June 2003	30 June 2004	30 June 2003	30 June 2004	30 June 2003
Export	485,861	303,462	417,853	412,383	11,640	8,156	915,354	724,001
Domestic sales	11,807,496	10,633,269	1,412,898	1,200,564	321,877	245,850	13,542,271	12,079,683
Sales in Germany	4,173,093	2,439,662	-	-	-	-	4,173,093	2,439,662
Settlements of hedge transactions	-	-	21,241	-	-	-	21,241	-
Total external sales	**16,466,450**	**13,376,393**	**1,851,992**	**1,612,947**	**333,517**	**254,006**	**18,651,959**	**15,243,346**

(in PLN thousand)

ADDITIONAL EXPLANATORY NOTES

Note 46. Financial instruments

a. Derivative transactions – swap transactions

Derivative transactions in Capital Group were concluded by two entities: PKN ORLEN and Anwil S.A.

- in the Dominant Company

The purpose of risk management in the Company is to reduce the fluctuations of cash flows and financial result by taking advantage of derivatives to hedge the main factors influencing mentioned fluctuations.
According to „Market risk management policy of PKN ORLEN S.A" the main goal of the Company in the area of market risk management is reducing the fluctuations of cash flows and potential economic losses caused by the occurrence of events which might have a negative impact on the Company's results or endanger the continuity of the Company's activities. Managing of market risk involves the processes of identification, measurement, and description of ways for minimizing the risk, including aspects of the fluctuations of exchange rates, interests rates and prices of goods.
The main purpose of derivative transactions concluded in year 2003 was to stabilize financial results by minimizing the risk to which the Company is expected. They limit the risk connected with revenues denominated in EUR, generated by petrochemical segment. Revenues from the execution of contracts on sale of petrochemicals, although expressed in PLN, depend on the level of EURO/PLN exchange rate. The Company uses currency-interest swap transactions to hedge its revenues exposed to the exchange rate risk.
Thanks to derivative transactions, whose characteristic of market changes is adversely correlated with changes in revenues from sale of petrochemical products, the Company in the 6 month period ended 30 June 2004 significantly reduced fluctuations of revenues from sale of above mentioned products expressed in PLN.
Application of derivatives requires introduction of hedge accounting in order to minimize an impact of instrument's fair value changes on the income statement. The Company implements the hedge accounting supporting system. Within the project all the instruments, which might be used as hedge instruments and all the hedged positions will be defined.
According to „Market risk management policy of PKN ORLEN S.A." the Company does not conclude speculative transactions. All concluded transactions are reflected in physical transactions and hedge the risk arising directly from relevant real transactions.

Presentation of hedging transactions:

Description	Financial assets –hedging transactions - derivatives	Financial liabilities –hedging transactions – derivatives
Fair value as at 31 December 2003	**53,028**	
Increase	**21,287**	-
- acquire, setting up, incurring	-	-
- valuation	-	-
- actualisation of value	21,287	-
- reclassification	-	-
Decrease	-	-
- disposal, release, payment	-	-
- valuation	-	-
- actualisation of value	-	-
- reclassification	-	-
Fair value as at 30 June 2004	**74,315**	-

Derivative transactions – continued

- in the Dominant Company

Company	Type of transaction	Opening transaction date	Period of transaction	Amount bought forward (in thousand PLN)	Interest rate for the amount bought forward**	Exchange rate**
PKN ORLEN	Currency-interest swap depreciated using the straight-line method*	08.10.2003	20.10.2003-29.09.2006	224,136.0	2.4%	4.5
PKN ORLEN	Currency-interest swap depreciated using the straight-line method*	10.10.2003	20.10.2003-29.09.2006	224,284.5	2.4%	4.5
PKN ORLEN	Currency-interest swap depreciated using the straight-line method*	15.10.2003	20.10.2003-29.09.2006	225,720.0	2.4%	4.6
PKN ORLEN	Currency swap depreciated using the straight-line method*	17.12.2003	18.12.2003-30.11.2006	814,968.0	0.0%	5.5

* Interest rate and exchange rate presented in approximation to one space after point.

** Interest rates and exchange rates rounded to one decimal

Date of payments of the amount bought forward	Date of payments of the amount sold forward	Amount received by the PKN ORLEN S.A. in the 6 month period ended 30 June 2004 (in thousand PLN)	Amount paid by the PKN ORLEN S.A. in the 6 month period ended 30 June 2004 (in thousand PLN)	Total net fair value as at 30 June 2004 (in thousand PLN)	Fair value as at 30 June 2003 (in thousand PLN)
Last working day of the month	-	21,450	209	74,315	-

Derivative transactions – continued

– in the subsidiary

Subsidiary Anwil S.A. entered into foreign exchange and interest rate swap in order to hedge the foreign exchange risk arising from foreign currency loan incurred. Data concerning the following swap as at 30 June 2004 and 31 December 2003 are presented in the table below:

Company	Bank	Type of transaction	Opening transaction date	Closing transaction date	Amount bought forward	Amount sold forward	Interest rate for the amount bought forward	Interest rate for the amount sold forward
Anwil S.A.	Bank Millennium S.A.	Currency – interest swap	3 January 2003	8 April 2004	11,864,289 EUR	48,509,517 PLN	6M EURIBOR + 0,0%	6M WIBOR + 0,05%

Date of payments of interests on the amount bought forward	Date of payments of interests on the amount sold forward	Amount received by Anwil S.A. in the 6 month period ended 30 June 2004 (in PLN thousand)	Amount paid by Anwil S.A. Group in the 6 month period ended 30 June 2004 (in PLN thousand)	Fair value as at 30 June 2004 (in PLN thousand)	Fair value as at 31 December 2003 (in PLN thousand)
every 6 months from 8 October 2003 to 8 April 2004	every 6 months from 8 October 2003 to 8 April 2004	208.2	429.7	-	2,703

According to accepted rules of cash flows hedging the hedge accounting was applied to the above mentioned transaction concluded by Anwil S.A.

(in PLN thousand)

b. Changes of particular categories of financial assets

Changes of particular categories of financial assets (except for cash and cash equivalents) and financial liabilities of the Group in the 6 month periods ended 30 June 2004 and 30 June 2003 are the following:

Balance sheet value, net	Financial assets held for trading	Financial assets held to maturity	Financial assets available for sale	Loans granted and own receivables	Financial liabilities held for trading
1 January 2003	23,753	42,186	501,608	105,254	2,469
- increases	34,794	203,888	2,080	24,686	7,490
- decreases	(13,409)	(224,855)	(2,512)	(12,076)	(332)
30 June 2003	45,138	21,219	501,176	117,864	9,627
Balance sheet items					
Long term investments	-	-	501,176	114,753	-
Short term receivables	-	-	-	2,682	-
Short term investments	45,138	21,219	-	429	-
Short term liabilities	-	-	-	-	9,627
Total	45,138	21,219	501,176	117,864	9,627

Value of long term financial assets available for sale valued at adjusted purchase price as at 30 June 2003 amounted to PLN 500,850 thousand and included mainly shares and stakes with no active market.
The Group presents derivatives of positive fair value as financial assets held for trading, whereas derivatives of negative fair value as financial liabilities held for trading.

(in PLN thousand)

Balance sheet value, net	Financial assets held for trading	Financial assets held to maturity	Financial assets available for sale	Loans granted and own receivables	Financial liabilities held for trading
1 January 2004	141.544	15.190	511.046	21.799	27.381
- increases	1.378.208*	62.579	124.710	1.778	5.798
- decreases	(1.224.537)*	(65.626)	(29.378)	(2.088)	(24.310)
30 June 2004	295.215	12.143	606.378	21.489	8.869
Balance sheet items					
Long term investments	-	2.928	523.712	20.868	-
Short term receivables	;	-	-	-	-
Short term investments	295.215	9.215	82.666	621	-
Short term liabilities	-	-	-	-	8.869
Total	295.215	12.143	606.378	21.489	8.869

* in the cash flow statement the cash flows were presented in net amounts according to IAS 7.

Value of long term financial assets available for sale valued at adjusted purchase price as at 30 June 2004 amounted to PLN 523,163 thousand and included mainly shares and stakes with no active market.
Value of short term financial assets available for sale valued at fair value as at 30 June 2004 includes among others hedged embedded derivatives of the Dominant Company .
Fair value of financial assets held for trading as at 30 June 2004 included among others embedded derivatives with total value of PLN 6,764 thousand and units investment funds with value of PLN 53,451 thousand.

(in PLN thousand)

c. **Interest from debt securities, loans granted and own receivables**

For 6 months ended 30 June 2003	realised	Unrealised with maturity				interest total
		till 3 months	3-12 months	above 12 months	total	
Interest from financial assets held for trading	-	-	-	-	-	-
Interest from financial assets held to maturity	432	6	-	-	6	**438**
Interest from financial assets available for sale	-	-	-	-	-	-
Interest from loans granted and own receivables	5,351	-	2,682	-	2,682	**8,033**
Total	**5,783**	**6**	**2,682**	**-**	**2,688**	**8,471**

For 6 months ended 30 June 2004	realised	Unrealised with maturity				interest total
		to 3 months	3-12 months	above 12 months	total	
Interest from financial assets held for trading	-	-	-	-	-	-
Interest from financial assets held to maturity	357	22	-	-	22	**379**
Interest from financial assets available for sale	-	-	-	-	-	-
Interest from loans granted and own receivables	70	7	-	-	7	**77**
Total	**427**	**29**	**-**	**-**	**29**	**456**

(in PLN thousand)

d. Interests from financial liabilities

For 6 months ended 30 June 2003	realised	Unrealised with maturity				interest total
		to 3 months	3-12 months	above 12 months	total	
Interest from financial liabilities held for trading	-	-	-	-	-	-
Interest from other short term financial liabilities	60,301	4,754	523	-	5,227	**65,578**
Interest from long term financial liabilities	13,501	2,094	-	-	2,094	**15,595**
Total	**73,802**	**6,848**	**523**	**-**	**7,371**	**81,173**

For 6 months ended 30 June 2004	realised	Unrealised with maturity				interest total
		to 3 months	3-12 months	above 12 months	total	
Interest from financial liabilities held for trading	33	-	-	-	-	**33**
Interest from other short term financial liabilities	23,987	874	181	-	1,055	**25,042**
Interest from long term financial liabilities	23,275	3,284	-	-	3,284	**26,559**
Total	**47,295**	**4,158**	**181**	**-**	**4,339**	**51,634**

(in PLN thousand)

e. Information on interest rate risk

- The Capital Group's liabilities are held until the date of maturity.
- Effective interest rate for financial liabilities is similar to nominal interest rate (the Capital Group is not charged with bank commissions for most of loans and loan margins are at relatively low level).

The Group takes advantage of financing by loans. Fluctuations in interest rates affect the amount of financial costs incurred by the Group. An increase in interest rates could have resulted in an increase of financial costs incurred by the Group, specially costs of loans comparable to the amount of actually used loans.

f. Information on credit rate risk

- Although the biggest credit involvement of the Dominant Company within one bank amounts to 12.04%, according to the Management Board, there is no significant risk of loans concentration in one bank.
- Banks secure their interests with corresponding records in the loan agreements. In case of significant deterioration of financial situation of the debtor, banks are entitled to demand earlier repayment of the loans.

g. Put/call option of shares/stakes

The Company owns the following put option for shares/stakes:

- **Put option of AW S.A. Holland II BV ("AWSA") shares**

The Dominant Company has a put option of shares of AWSA Holland II B.V. at each demand of PKN ORLEN up to 31 December 2006 and a put option which can be exercised up to 1 January 2038 in case of withdrawal of Kulczyk Holding S.A. from the investment. Management of the Dominant Company believes that both options are fully exercisable.
Additionally PKN ORLEN S.A. provided Kulczyk Holding S.A. with a call option on AWSA Holland II B.V. realisable on each demand between 1 January 2005 and 31 December 2006.
Shares in AWSA are not traded on an active market and their fair value being base for the option valuation cannot be reliably measured in the view of the Management Board. Therefore neither put nor call option have not been valued.

Note 47. Contingent liabilities and risks

a) Guarantees and other contingent liabilities

Type of liability as at 30 June 2004	
Guarantees granted, including:	257,170
- to subsidiaries	544
- to associates	-
- to joint ventures	170,333*
- to other entities	86,293
Other contingent liabilities, including:	514,365
- pledge on shares	453,699*
- collateral for rent agreement	29,962**
- outstanding liabilities cession for bank	15,544
- voluntary submission to infusement	11,006
- claim of individuals	900
- bill for collateral on carrier licence	220
- other	3,034
Total	**771,535**

* guarantee and collateral for BASELL ORLEN POLYOLEFINS Sp. z o.o. – joint venture accounted for under equity method
** liabilities concerning hedging agreement for three rent contracts with „Locum" Sp. z o.o. in Szczucin

(in PLN thousand)

b) Tax allowance

According to the Decree of Ministry of Finance on Investment Expenditures and article 18a of the Corporate Income Tax Act (binding until 31 December 1999) and article 3.1 of Changes to Corporate Income Tax Act from 20 November 1999 (binding since 1 January 2000), according to which the taxpayer is entitled to decrease the taxable income by investment expenditures and in the subsequent year to decrease it by half of the amount of investment expenditures reducing the tax basis in the previous year (called "tax bonus"). For the 1998-2003 financial years the Companies from the Group benefited from the investment incentives in the following amounts (deductions from taxable income):

PKN Group	Tax allowance	Tax bonus
Year 1998	307,514	175,363
Year 1999	280,045	136,575
Year 2000	206,963	127,986
Year 2001	98,927	43,750
Year 2002	14,234	49,222
Year 2003	-	6,923
Total	907,683	539,819

These allowances and bonuses are conditional. The Corporate Income Tax regulations provide for the loss of entitlement to investment allowances within 3 years from the end of the fiscal year in which the allowance was exercised, if any of the following circumstances arise:

1) the taxpayer has outstanding tax liabilities exceeding 3% of particular taxes due for specific tax years, in relation to taxes constituting the state budget's income and insurance pension premiums; in case of VAT, any outstanding payments may not exceed 3% of VAT due;

2) the taxpayers transfer, in any form, the ownership of items that were subject to income deductions or lowering of tax; this does not concern the transfer of ownership resulting from the change of an entity's legal form or the merger or division of companies, performed on the basis of the Commercial Code's regulations;

3) the legal basis for the treatment of fixed assets used under lease, tenancy agreements or other similar agreements as a component of the taxpayer's property ceases to exist;

4) the taxpayer is put into liquidation or is declared bankrupt;

5) the taxpayer is reimbursed for investment expenses in any form.

Tax authorities may also deny a claim to tax allowances if the taxpayer had been charged with outstanding tax liabilities at the moment in which the tax incentives deductions were recognised.

According to the Act on the amendment of the Corporate Income Tax Act dated 20 November 1998 (Journal of Law no 144, position 931), when evaluating loss of rights to tax allowances made on the basis of article 18a of the Act on Corporate Income Tax (being in force till 31 December 1999) and article 3.1 of the Act on the amendment of the Corporate Income Tax from 20 November 1999, (being in force since 1 January 2000), which was mentioned in point 1 above, it is stipulated that taxpayers do not lose such right to investment allowance if they adjust their tax returns and settle the outstanding payments with penalty interest due within 14 days since receiving the decision of suitable authority.

(in PLN thousand)

c) Excise tax – contingent liability of Rafineria Trzebinia S.A.

As of the date of publication of these financial statements the subsidiary Rafineria Trzebinia S.A. had no overdue budget liabilities related to the excise tax or VAT. The remaining VAT liabilities were cancelled by the decision of the Head of Tax Office of Malopolska region dated 30 April 2004. Liabilities related to the excise tax resulting from the decision of the Head of Customs Office I were cancelled on 19 April 2004. The restructuring process of remaining tax liabilities of Rafineria Trzebinia for years 1999-2001 was completed by the decision of the Head of Tax Office in Chrzanow dated 12 March 2004.

d) Power transfer fee – settlements with Zaklad Energetyczny Plock S.A.

According to the paragraph 36 of the Decree of Ministry of Economy dated 14 December 2000 relating to detailed methods of determination and computation of tariffs and electricity settlement regulations (Journal of Law No. 1 dated 15 January 2001), the power transfer fee calculation method has been changed. According to the paragraph 37 of the Decree a different method of power transfer fee settlement has been allowed. Following the decision of Chairman of Electricity Regulation Office the electricity sale agreement between Zaklad Energetyczny Plock S.A. and PKN ORLEN was signed. The agreement did not determine contentious issues concerning transfer fee for the period from 5 July 2001 to 30 June 2002, as it was regarded as civil case to be settled by an appropriate court. Zaklad Energetyczny Plock S.A. called on PKN ORLEN to compromise agreement, as well as District Court in Warsaw called PKN ORLEN as co-defendant in court case Polskie Sieci Energetyczne against Zaklad Energetyczny Plock S.A. The Company's Management made estimate of the claim and set up provision in amount of PLN 9,781thousand.

e) Anti-trust proceedings

In 2003 the Company was subject to two anti-trust proceedings.

In proceeding Office for Protection of Competition and Consumer ("OPCC") issued a decision setting cash penalty. These proceedings concern:
Methods of setting prices for antifreeze liquid to radiators „Petrygo" and prices for monoethylene glycols – the Company appealed to Anti-Trust Court against the negative decision of OPCC setting penalty of PLN 40 million. On 13 August 2001 the Anti-Trust Court annulled fully the decision of OPCC, which blame PKN ORLEN of applying monopolistic practice, annulling at the same time cash penalty, in 2001 due to this fact the provision was fully released. OPCC applied on 4 October 2001 to the Supreme Court to annul the verdict. On 10 July 2003 the Supreme Court annulled the verdict of the Anti-Trust Court dated 13 August 2001 due to administrative deficiencies. The case was again considered by the District Court in Warsaw, OPCC (formerly Anti-Trust Court), which on 21 July 2004 annulled the decision of president of OPCC. These financial statements do not include provisions relating to the above proceeding as in the opinion of the Company's Management charging the Company with that penalty is not probable (as our anti-trust expert forecasts, an effective appeal from that verdict by OPCC is not very possible).

In 2003 final decision was made concerning mentioned below proceeding. The proceeding concerned:

Prices of fuels – the Company appealed to Anti-Trust Court against the negative decision of OPCC setting a penalty of PLN 5 million. Anti-Trust Court repealed the decision of OPCC concerning monopolistic practice of PKN ORLEN and therefore the cash penalty was repealed. In 2000 provision of PLN 5 million, set in year 1999, was released. On 21 February 2001 OPCC applied to the Supreme Court to annul the positive verdict for the Company. On 16 May 2003 Supreme Court overruled cessation of OPCC. Decision of Supreme Court is final and cannot be appealed against.

(in PLN thousand)

f) Employees compensation plan

On 23 December 2002 an agreement between the Company and trade unions operating within the Company was signed. The goal of this agreement was regulating the situation of employees in case of introducing restructuring actions in PKN ORLEN. The Company guarantees employment for employees until the final stage of restructuring process (the period was not clearly defined). If the obligation is not settled by the Company, dismissed employees will be paid compensation according to the following rules:

- equivalent of 7 month employee's salary if employment contract is terminated until 31 December 2003;
- equivalent of 4 months employee's salary if employment contract is terminated in the period between 31 December 2003 and 31 December 2005;
- equivalent of 3 months employee's salary if employment contract is terminated after 31 December 2005.

These amounts do not comprise compensation regulated by article 8 of act dated 28 December 1989 on detailed principles of dissolving employment contracts for reasons concerning the employer.

g) Claims and court litigations

In accordance with the Agreement signed on 20 December 2002, Tankpol Sp z o.o. ("Tankpol") transferred to PKN ORLEN due to cession, 40% of shares held in ORLEN PetroTank Sp z o.o. ("Petrotank") in exchange for receivables from Tankpol Sp. z o.o. Final settlement of this transaction should be made after valuation of shares in ORLEN PetroTank Sp. z o.o. On 30 October 2003 a legal case was filed against PKN ORLEN as compensation for PLN 69,898 thousand or return of the ceded shares. On 26 January 2004 Tankpol Sp. z o.o. changed its suit and currently it claims a payment of PLN 36,383 thousand or return of the ceded shares. Together with the claim, Tankpol Sp. z o.o. presented a new valuation of ORLEN PetroTank Sp. z o.o. amounting to PLN 232,147 thousand. On 22 January 2004 Tankpol Sp. z o.o. approached Company with a compromise offer, stating, that the claim will be revoked if PKN ORLEN pays PLN 32,745 thousand. On 18 February 2004 during the first hearing the court suspended the legal proceeding for the period of three months, in order to allow parties to reach a compromise. On the following hearing on 7 September 2004 both sides agreeable submitted a proposal to suspend legal proceeding for the period of three months. The court accepted the proposal.
In the Company's Management view, based on the independent legal opinion obtained, the final outcome of the above claim should not have a material impact on the presented financial results or balance of liabilities and receivables and liabilities.

h) Polish regulations on taxation

Poland currently has a number of regulations related to value added tax, excise tax, corporate income tax and payroll (social) taxes. Regulations regarding these taxes are often changed which causes their ambiguity and inconsistency. Often, different opinions regarding legal interpretations exist both among governmental organizations, as well between tax authorities and taxpayers, creating uncertainties and conflicts. Tax settlements, together with other legal compliance areas (for example: customs or currency control matters) are subject to review and investigation by a number of authorities, which are reinforced by law to impose severe fines, penalties and interest charges. These facts cause that tax risk in Poland is substantially higher than typical, for countries with better developed tax systems.

There are no formal procedures in Poland to establish the ultimate level of tax charge. Tax settlements may be subject to tax control during the subsequent 5 years, from the end of the tax year where tax payments took place. There is a risk that the tax authorities may have a different opinion from presented by the Company as to the interpretation of the law, what might have a significant impact on the Company's tax liabilities.

i) Fixed assets located on the land with unsettled legal status

Net book value of fixed assets on land with unsettled legal status as at 30 June 2004 amounts to PLN 20,933 thousand. Those assets are located mainly on fuel stations of former CPN. The necessity to abandon or return the property might have a negative impact on the Capital Group's activity or financial situation

j) Bonus termination for Members of the Management Board

(in PLN thousand)

Under the employment agreement Members of the Management Board PKN ORLEN are entitled to bonus termination in case of agreement's termination.

k) Sales of stake in NOM Sp. z o.o.

On 20 May 2003, the Management Board of the Company submitted a declaration on the acceptance of the offering resulting from the option to sell all PKN's shares of Niezalezny Operator Miedzystrefowy ("NOM") to Polskie Sieci Energetyczne S.A. ("PSE"). The "put" price equals to PLN 111,5 million and is calculated as a sum of a par value of the shares sold and a cumulated investment premium calculated according to the Agreement dated 8 June 2000 regulating the cooperation between the NOM shareholders.

On 20 October 2003, PSE filed a suit to the Court of Arbitration of the Polish Chamber of Commerce in Warsaw, regarding the determination of the validity of the shares sales agreement.

According to the opinion of the Management Board of the Company, based additionally on independent legal analyses, the Company executed its put option and sold NOM shares to PSE. Consequently, the Company recognised on the transaction profit amounting to PLN 27,5 million (difference between purchase price of the stakes and the sales price resulting from the put option). In the Company's management view the receivable of PLN 111,5 million will be realised in full amount.
On first hearing in the Court of Arbitration, which took place on 23 September 2004, the parties presented their positions. The Court also decided, that witnesses will be interrogated taking into account evidence proposals put forward by the plaintiff as well as by the party taking action. Another hearing has been set on 7 October 2004.

l) Pledge on Basell ORLEN Polyolefin shares

Pursuant to the registered share pledge agreement dated 19 December 2003, PKN ORLEN established for the benefit of Kredyt Bank S.A. with seat in Warsaw (acting as the Security Agent) (the "Security Agent") a registered pledge, and as the temporary security until the date of entering the registered pledge into pledge register an ordinary pledge (i.e., a pledge under Article 327 et seq. of the Civil Code), in respect of all the shares held by PKN ORLEN in the share capital of the BOP, that is 907,398 shares with a nominal value of PLN 500 each, which shares represent 50% of the share capital of the Joint-Venture Company, and entitle the shareholder to exercise 50% of the votes at the Shareholders Meeting of the Joint-Venture Company. The condition for the effective establishment of the registered pledge is the entry of such pledge into the pledge register held by the applicable court. Upon registration of the registered pledge the ordinary pledge shall expiry.

The pledge established pursuant to the share pledge agreement dated 19 December 2003, provides a security for repayment of present and future pecuniary claims of the pledgee under the Hedging Intercreditor Agreement up to the maximum amount of 750,000,000 EUR.

On 23 January 2004 the entry to the pledge register in respect of all the shares of the BOP held by the Company was made.

m) Other risks

On 30 June 2004, as it was presented in Note 21d and 21e of additional information and explanations, the Company disclosed in the balance sheet the environmental provision. The provision assessment was based on independent experts' analyses taking into account present legal rules and practices relating to contaminated land reclamation. Potential future changes to the legal regulations and practices concerning environmental protection may influence the level of the provision in future periods.

Note 48. Amounts due to the State or local government budgets as a result of obtaining the right of ownership to buildings

As at 30 June 2004 there were no significant amounts due to the State or local government budgets as a result of obtaining the right of ownership to buildings.

Note 49. Discontinued operations

(in PLN thousand)

During year 2004 the Companies did not discontinue any core activity and do not plan to discontinue any significant activities in the following 12 months.

Note 50. Information on cost of construction in progress, fixed assets and development for own needs

Cost of construction in progress and fixed assets constructed by the Company itself during the 6 month period ended 30 June 2004 amounted to PLN 2,180 thousand.

Note 51. Capital expenditures planned and incurred after 30 June 2004

Capital expenditures planned by the Capital Group for the 12 months from the balance sheet date amount to PLN 2,041,065 thousand including capital expenditures related to protection of environment amounting to PLN 447,995 thousand. Capital expenditures incurred from January 2004 until the end of July 2004 amounted to PLN 750,837 thousand, including expenditures on protection of environment amounting to PLN 110,598 thousand.

Note 52. Information concerning significant transactions with related parties

a) Transactions with members of the Management and Supervisory Board of the Company, their spouses, siblings, descendants and other relatives

Transactions with members of the Management and Supervisory Board of the Company, their spouses, siblings, descendants and other relatives did not occur in the reporting period.

b) Information about advances, loans, borrowings and guarantees granted to the Management and Supervisory Board members and other information concerning Management and Supervisory Board members

As at 30 June 2004 the Group companies did not grant any advances, loans, borrowings, guarantees and any other agreements, which result in any operation in favour of the Company and its subordinates to the Management and Supervisory Board members and their relatives.
During the 6 month period 30 June 2004 members of the Management Board and Supervisory Board, their spouses, siblings, descendants and other relatives did not made any other significant transactions with the Company.

(in PLN thousand)

c) Transactions of the Dominant Company with related entities in the period between 1 January 2004 and 30 June 2004 and settlements as at 30 June 2004

PKN ORLEN Capital Group

	Consolidated subsidiaries 1)	Consolidated associates 2)	Unconsolidated subsidiaries 1)	Unconsolidated associates 2)	Consolidated Joint Ventures 3)	Total of related entities
Sales	1,927,053	8,611	1,599	20,400	356,423	2,314,086
Purchases	239,628	34,120	31,142	623	3,658	309,171
Interest receivable	13,726	12,381	33	-	-	26,140
Interest payable	334	437	-	-	-	771
Gross short-term receivables	467,572	1,248	1,657	4,561	77,274	552,312
Short-term payables	78,256	16,994	7,253	199	663	103,365
Gross long-term receivables	35,593	-	391	-	-	35,984
Long-term payables	-	-	-	-	-	-

1) The Dominant Company uses its vote rights (above 50% of votes) to appoint members of the Supervisory Board and in some cases also members of the Management Board

2) The Dominant Company has significant influence through representatives of supervisory bodies

3) The Dominant Company has joint control based on company's contract

Information about share in common stock and number of votes at the meetings of shareholders in subsidiaries and associates is presented in Note 5E.

(in PLN thousand)

Nota 53. Unconsolidated joint ventures

During the 6 month period ended 2004 the Company did not participate in join ventures, except for a joint venture - Basell Orlen Polyolefins Sp. z o.o. accounted for under equity method.

Nota 54. Information on significant shares and stakes

a) Polkomtel S.A.

As at 30 June 2004 the Company owned 4,019,780 shares of Polkomtel S.A. what accounts for 19.61% share in Polkomtel share capital. Total purchase price amounted to PLN 436,495 thousand.
Polkomtel S.A. activities include:

- designing, installation, exploitation and managing of GSM system on Polish territory in accordance with conditions of license given to the company,
- services connected with GSM cellular telecommunication on Polish territory,
- sales of products and services related to GSM system.

Shares are presented in the balance sheet at purchase price, as they are not quoted on active market and their fair value cannot be reliably measured.
In 2001 PKN ORLEN granted the loan to Polkomtel for financing UMTS expenses amounting to PLN 98,050 thousand. On 17 December 2003 Polkomtel S.A. made earlier repayment of the loan to PKN ORLEN. The value of returned loan amounted to PLN 98,050 thousand and PLN 2,133 thousand of interest.
In 2004 the Company recognized revenues from dividends from Polkomtel received in the amount of PLN 68 million.

b) AW S.A. II Holland B.V.

As at 30 June 2004 the Company had 9.22% stake in AWSA Holland II B.V. share capital at total purchase price of PLN 61,400 thousand.

The company's activities include: bearing of shares and managing limited liability company incorporated under Dutch law, granting collaterals for liabilities of third parties and all other activity related to that subject. The company is the dominant company of Autostrada Wielkopolska S.A.

Shares are not listed on active market, and their fair value cannot be reliably measured. Consequently, shares are presented in balance sheet at purchase price. The Company possesses a put option of AWSA shares, presented in Note 46g.

Nota 55. Information on average employment

Average employment for the specific categories in the Company as well as in consolidated subsidiaries during the 6 month period ended 30 June 2004 and 30 June 2003 was as following:

Number of employees	the 6 month period ended 30 June 2004	the 6 month period ended 30 June 2003
Blue collar workers	7,638	9,569
White collar workers	6,983	7,716
	-----	-----
	14,621	17,285
	=====	=====

(in PLN thousand)

Nota 56. Remuneration of the Dominant Company's Management and Supervisory Boards, including remuneration from distribution of profits, paid out in the period between 1 January 2004 and 30 June 2004

Remuneration of the Dominant Company's Management includes contract remuneration, bonuses, annual bonus and cash equivalents for the unused vacations set by the Supervisory Board in management contracts. Additionally, the Dominant Company pays life insurance for the members of the Management Board.

Remuneration	6 months ended 30 June 2004	6 months ended 30 June 2003
Management Board of the Dominant Company*	11,375	5,477
Supervisory Board of the Dominant Company	435	421
	11,810	5,898

Remuneration in subsidiaries	6 months ended 30 June 2004	6 months ended 30 June 2003
Management Board of the Dominant Company	216	168
Supervisory Board of the Dominant Company	-	-
	216	168

Remuneration in associates	6 months ended 30 June 2004	6 months ended 30 June 2003
Management Board of the Dominant Company	21	20
Supervisory Board of the Dominant Company	-	-
	21	20

*including remuneration of former Members of the Management Board

Note 57. Significant events from previous years included in the financial statements for the 6 month period ended 30 June 2004

No significant events concerning previous years were included in the financial statements for the 6 month period ended 30 June 2004.

(in PLN thousand)

Note 58. Events occurring after the balance sheet date

1. On 28 July 2004 Zbigniew Wrobel resigned from the position of the President of Management Board. The resignation took effect as the new President of Management Board was appointed by the Supervisory Board. On 28 July 2004 the Supervisory Board appointed Jacek Walczykowski to the position of the President of Management Board of PKN ORLEN. In the same time, Jacek Walczykowski resigned from the position of Vice-President and member of Supervisory Board, as well as from the position of Vice-President and Member of Management Board of Nafta Polska S.A.

2. Management Board of PKN Orlen informed on 5 August 2004 that Andrzej Wieczorkiewicz resigned from the post of member of Supervisory Board of PKN ORLEN.

3. On 5 August 2004 PKN ORLEN S.A. informed that Extraordinary Meeting of Shareholders of dismissed from the Supervisory Board: Jan Waga, Ryszard Lawniczak, Krzysztof Szlubowski, Janusz Zielinski, and appointed to the Supervisory Board: Jacek Bartkiewicz, Raimondo Egginka, Maciej Gierej, Krzysztofa Lis, Malgorzata Okonska-Zaremba, Piotr Osiecki, Ireneusz Wesolowski, Krzysztof Zyndul.

4. On 16 August 2004 the Supervisory Board of PKN ORLEN took a resolution to dismiss Jacek Walczykowski from the position of the President of the Management Board of PKN ORLEN – General Director. The resolution was taken unanimously.
   On 16 August 2004 the Supervisory Board of PKN ORLEN took an unanimously resolution to entrust Janusz Wisniewski, Vice-President of the Management Board of PKN ORLEN, with the entitlement of the President of the Management Board of PKN ORLEN until appointment of a new President of the Management Board of PKN ORLEN within the confines of procedure taken by the Supervisory Board.

5. The Management Board of PKN ORLEN informed that on 6 September 2004 Deutschland AG signed a wholesale agreement with Shell Deutschland Oil GmbH for the purchase of between 350 – 450 thousand m3 of gasoline and diesel oil during 2004 with an estimated value of approximately EUR 360m. The above mentioned wholesale agreement is the formal closing of previous settlements which have been executed during 2004 and is a "significant agreement" under Decree of the Council of Ministers of 16 October 2001 on type, form and scope of current and periodic information and published by issuers of securities, as the value of the agreement exceeds 10% of shareholders' equity of PKN ORLEN. PKN ORLEN owns 100% of shares in ORLEN Deutchland AG.

6. On 21 September 2004 the Supervisory Board of PKN ORLEN unanimously decided to appoint Igor Chalupec to the position of President of the Management Board with the effect on 1 October 2004. The appointment was made according to procedures earlier agreed by the Supervisory Board. Before the appointment decision was made, the Supervisory Board had individual conversations with all the candidates who had qualified for inclusion on the short list.

Note 59. Information about relationship between legal predecessor and the Company as well as about the method of overtaking of assets and liabilities

On 29 June 1993 the Minister for Privatisation representing the State Treasury transformed the State-owned enterprise Mazowieckie Zaklady Rafineryjne i Petrochemiczne "Petrochemia" located in Plock into State-owned joint stock company. The Company's share capital was covered by the enterprise fund and initial fund of state-owned enterprise. Share capital of the Company at the transformation date amounted to PLN 420 million. The remaining part of the funds was reflected as the Company's reserve capital. All shares of the Company were taken by State Treasury. The special funds of the state-owned enterprise were transformed to the specific funds of the Company, though their initial purpose was retained.

(in PLN thousand)

Note 60. Hyperinflationary accounting and reporting

The cumulative yearly average inflation rate for the last 3 years for every period covered by the consolidated financial statements did not exceed 100%, therefore financial statements adjusted for inflation are not required.

Note 61. Unusual events significantly influencing items in financial statements

During the 6 month period ended 30 June 2004 there was no unusual events significantly influencing items in the presented financial statements.

Note 62. Differences between data disclosed in the consolidated financial statements and previously prepared and published consolidated financial statements

Existing differences relate to cash flow statement presentation for the year 2003 according to National Accounting Standard No. 1 and were presented in explanatory notes to the cash flow statement - Note 44c.

a) Changes introduced to the financial statements in comparison to quarterly financial statements for 2Q 2004

	Net profit	Equity
Financial data disclosed in 2Q 2004 financial statements	1,098,570	9,964,159
1. Net result adjustment of the Dominant Company	(49,505)	(49,505)
- provision for fixed assets and cost of liquidation of fixed assets	(61,118)	(61,118)
- deferred tax	11,613	11,613
2. Net result adjustment of the Group companies	(20,210)	(20,210)
- provision for land reclamation	(26,880)	(26,880)
- provision for investment	(8,722)	(8,722)
- deferred tax	6,764	6,764
- other adjustments	8,628	8,628
Financial data disclosed in the financial statements for first half of 2004	1,028,855	9,894,444

The above adjustments did not impact the cash flow from operating activities.

b) Changes introduced to the financial statements in comparison to quarterly financial statements for 2Q 2004 - presentation

In comparison to the 2Q 2004 the Company changed presentation of income on settlements of hedge. The amount of income from settlements of hedge adjusts revenue by PLN 21,241 thousand, which was previously presented in other financial income.

(in PLN thousand)

Note 63. Liabilities secured on the consolidated entities assets

As at 30 June 2004 the Capital Group possessed the following liabilities secured on the assets:

Type of collateral as of 30 June 2004	Liabilities secured on assets	Amount of collateral
Mortgage	141,173	264,213
Collaterals on other fixed assets	55,604	49,662
Pledge on goods	7,641	54,185
Cession of receivables	168,034	194,074
Other	201,296	128,769
	-------	-------
Total	573,748	690,903
	=======	=======

As at 30 June .2004 there is a pledge secured on stake in BOP amounting to net value 453,699.

Note 64. Other additional information

a) Due to the public information in relation to the Company's purchase transactions, the Supervisory Board has taken actions including requests to audit firms to perform specific test procedures, which were aimed at verifying the above information, including an analysis of the specified procurement transactions. The reports on these procedures has been presented to the Supervisory Board for further analyses. Simultaneously, the Management Board filed notifications to the Public Prosecutor's Office regarding a suspicion of a commitment of crimes connected with:

- disclosure of confidential information, included in auditors' reports,
- violation of the Company's purchase procedures.

The final outcome of the above notifications is not known as at the date of the preparation of these financial statements. However, in the Management's opinion, there are no circumstances indicating that the above mentioned matters may materially impact the true and fair presentation of the accompanying consolidated financial statements and condensed financial statements for 6 month period ended 30 June 2004.

b) Due to ongoing restructuring process of southern Group companies, i.e. Rafineria Nafty Jedlicze S.A., Rafineria Trzebinia S.A. and ORLEN Oil, Sp. z o.o. a special team was established to develop a concept of final operational profile for these companies, together with developing the most effective method of taking full advantage of its assets.

The final concept should be prepared until 4Q 2004. As of the date of preparation of the above consolidated financial statements, no results of the potential restructuring activities, which may have material impact on the presented financial data of the Group as of 30 June 2004 are known to the Management Board.

c) On 23 April 2004 PKN ORLEN submitted an offer for the acquisition of 62.99% of UNIPETROL a.s. ("Unipetrol") share capital, and purchase of receivables of state agency Ceska Konsolidacni Agentura ("CKA") from certain entities directly or indirectly owned by UNIPETROL, as well as for purchase of 9.76% of Spolana a.s. share capital currently held by CKA.

On 29 April 2004 PKN ORLEN received a letter from WestLB - a financial advisor to Czech National Property Found ("NPF") and CKA, which stated that the Czech Government selected PKN ORLEN as the successful bidder in the auction for the 62.99% stake in Czech downstream oil and petrochemicals group Unipetrol offered by NPF in public bid. Therefore PKN ORLEN will also acquire associated receivables toward some of the Unipetrol Group companies and a 9.76% stake in Unipetrol's producing subsidiary, Spolana a.s. ("Spolana"), held by CKA.

(in PLN thousand)

On 4 June 2004 PKN ORLEN entered into an agreement with NPF to acquire, subject to appropriate regulatory approvals, 114,224,038 bearer shares of Unipetrol, each having the nominal value of CZK 100, representing approximately 62.99% of all issued and outstanding shares of Unipetrol. PKN ORLEN has also reached agreements with CKA to acquire 745,000 bearer shares of Spolana, each having a nominal value of CZK 655 which represents 9.76% of the share capital of Spolana, a Unipetrol's producing subsidiary, and (ii) receivables towards some of the companies of the Unipetrol Group. Pursuant to the resolution of the Government of Czech Republic No. 415, dated on 28 April 2004, the Czech Government authorized sales of Unipetrol and Spolana shares and receivables mentioned above.

PKN ORLEN agreed to pay approximately CZK 11.3 billion for the 62.99% stake in Unipetrol, CZK 1.0 million for CKA's 9.76% stake in Spolana and approx. CZK 1.7 billion for CKA's receivables with a total nominal value of approximately CZK 3.1 billion and EUR 9.5 million, and USD 4.9 million, as of 1 April 2004.

The agreement foresees a price adjustment mechanism for the shares in Unipetrol to address any unexpected change of value in Unipetrol until closing of this transaction. Price adjustment formula is based on difference in adjusted net book value of Unipetrol as of the end of 2003 and at the end of the month in which PKN ORLEN acquires 62.99% stake in Unipetrol. The price adjustment for Unipetrol shares is limited to 5% and 15% upward adjustment and 5% and 25% downward adjustment. The purchase price will be settled through the Escrow Account. 10% of the purchase price will be deposited on the Escrow Account after execution of the Unipetrol Agreement and remaining 90% of the purchase price shall be deposited on the Escrow Account after all conditions precedent provided in all three Unipetrol, Spolana and Framework Agreements are fulfilled.

Pursuant to the Unipetrol Agreement, PKN ORLEN may be obliged to contractual penalties amounting to CZK 5 million or to 10% of the purchase price for a breach of its certain obligations as provided in the agreement. The obligation of PKN ORLEN to pay the contractual penalties does not exclude the right of NPF for damages.

The agreement was executed under several conditions precedent, among which the substantial conditions are:

- the antimonopoly consent shall have been obtained,
- the Czech Securities Commission shall have been informed by PKN ORLEN about the execution of the agreement,
- the pre-emptive rights relating to the change of control of Unipetrol, by any and all of the IOC member (Eni International B.V., ConocoPhillips Central and Eastern Europe Holdings B.V. and Shell Overseas Investments B.V., as shareholders in Ceska rafinerska, a.s.) shall have been exercised or the time limit for the exercise of the pre-emptive rights shall have lapsed,
- any and all conditions precedent set out in the Spolana Agreement and/or in the Framework Agreement shall have been satisfied or waived, and
- the decision of the European Commission that the transaction does not constitute public aid or that it is compatible with the common market have been obtained.

A large portion of the funds for the financing of this transaction is already provided in the form of the currently available credit limits. The reminder will be arranged for within the time periods indicated in the payment schedules relating to the transaction. The completion of the transaction will not result in any violation of any covenants under the syndicated credit facility agreement.

Following the acquisition of the NPF stake in Unipetrol and in accordance with Czech law, PKN ORLEN will launch a mandatory tender offer to acquire the interests of minority shareholders in Unipetrol, and its listed subsidiaries (Spolana a.s. and Paramo a.s.).
On entering into the Unipetrol, Spolana and Framework Agreements, PKN ORLEN already had a general concept for Unipetrol Group restructuring. PKN ORLEN has agreed on the basis of the agreements with ConocoPhillips Central and Eastern Europe Holdings B.V. ("ConocoPhillips"), one of the major oil and gas worldwide companies and Agrofert Holding, a.s., the second largest chemical group in the Czech Republic ("Agrofert"), following the successful acquisition of 62.99% stake in Unipetrol from NPF, to procure, as a majority shareholder in Unipetrol, the sale by Unipetrol, some of Unipetrol's assets to ConocoPhillips and to Agrofert.

The agreements with Agrofert contemplate divestiture of the Unipetrol assets that are not viewed as being core to PKN ORLEN's business, and related to agricultural commodities, pesticides and chemicals. Pursuant to the

(in PLN thousand)

agreements Agrofert will acquire the shares in, and the receivables towards, some of the Unipetrol subsidiaries. This should further reduce the indebtedness of the combined PKN ORLEN-Unipetrol group. Cooperation with Agrofert enables PKN ORLEN to keep only the assets of Unipetrol it deems to be core. Following completion of these transactions, PKN ORLEN and Agrofert have agreed to discuss how to best split the assets of the companies in which they will end up being joint shareholders.

Pursuant to an agreement with ConocoPhillips, PKN ORLEN has agreed to sell to ConocoPhillips one third of petrol stations, belonging to some of Unipetrol's subsidiaries. In exchange for that, ConocoPhillips has agreed to provide operational advice and operational assistance to PKN ORLEN in stabilizing and continuing the operations of this Unipetrol subsidiary in the immediate period following the privatisation of Unipetrol.

The disposal of certain assets to ConocoPhillips and Agrofert will reduce the amount of funding required for this transaction.

The transactions contemplated with ConocoPhillips and Agrofert are expected to be closed by the end of 2005.

The transaction is expected to close by the end of the fourth quarter of 2004, once necessary Czech regulatory approvals have been granted.

e) On 30 April 2004 the Management Board made public the joint statement of MOL and PKN ORLEN on their talks advancement. On 20 November 2003, MOL and PKN ORLEN signed a Memorandum of Understanding initiating exclusive negotiations to evaluate the potential merits of closer cooperation between the two companies. The Memorandum of Understanding provided for an initial period of exclusive consultation between MOL and PKN ORLEN in respect of the potential co-operation. The comprehensive analysis conducted jointly during the recent months has clearly indicated to both companies the strong business logic and potential for cooperation. The parties have made substantial progress on the creation of an agreed, detailed cooperation framework, but further discussions are still required to reach a binding agreement and to secure approvals from all relevant governmental and corporate bodies. Cooperation between the parties, which has started on the basis of the Memorandum of Understanding, will be continued upon the progress made so far.

Note 65. Mandatory reserves of liquid fuels

Pursuant to the Act on State Reserves and Mandatory Fuel Reserves of 30 May 1996 (Journal of Law no 90. position 404 with further amendments) in 1998 the Company was subject to an obligation to create and maintain mandatory reserves of liquid fuels, which accounted for 2% of the previous year production or import. Starting from year 2002 the level of mandatory reserves is created on the basis of schedule defined by the Decree of Ministry of Economy dated 14 June 2002 (Journal of Law no 84. position 756) to reach as at the end of 2008 the level of 76 days of production or imports less export of the entity (moreover the Ministry of Economy is responsible for setting of economic fuel reserves: for liquid fuel in quantity equal to 14 fuel consumption days in current year). As at 30 June 2004 the mandatory reserve of inventories in the Group amounted to PLN 1,256,976 thousand.

SIGNATURES OF THE MEMBERS OF THE MANAGEMENT BOARD

....

A. President
Vice-President
Janusz Wisniewski

....

Vice-President
Slawomir Golonka

....

Member
Krzysztof Kluzek

....

V-ce-President
Andrzej Macenowicz

....

Vice-President
Jacek Strzelecki

Plock, 27 September 2004

MANAGEMENT BOARD COMMENTARY
ON BUSINESS OPERATIONS
OF POLSKI KONCERN NAFTOWY ORLEN
CAPITAL GROUP
FOR THE 6 MONTH PERIOD ENDED 30 JUNE 2004
(DIRECTOR'S REPORT)

INTRODUCTION

This report has been prepared in accordance with ordinance of the Council of Ministers dated 16 October 2001 concerning current and periodical information published by issuers of securities (Journal of Law 01.139.1569 with further changes).

I. CHARACTERISTICS AND CHANGES IN STRUCTURE OF PKN ORLEN CAPITAL GROUP

1.1 STRUCTURE OF CAPITAL GROUP AS OF 30 JUNE 2004

Polski Koncern Naftowy ORLEN S.A. (PKN ORLEN S.A., Dominant Company, Company) as at 30 June 2004 possessed directly shares and stakes in 81 commercial companies, including:

- 47 subsidiary companies (with share in capital above 50%),
- 1 joint venture (with share in capital equalling 50%),
- 5 associate companies (with share in capital between 20% and 50%),
- 28 other companies (with share in capital below 20%).

Capital engagement of PKN ORLEN at the end of June 2004 amounted to PLN 2,221,518 thousand and decreased by PLN 4,928 thousand in comparison to the end of December 2003.

1. **Most important companies in terms of sales and equity:**

- Rafineria Trzebinia S.A. located in Trzebinia (and its capital group),
- Rafineria Nafty Jedlicze S.A. located in Jedlicze (and its capital group),
- Inowroclawskie Kopalnie Soli „Solino" S.A. located in Inowroclaw,
- Anwil S.A. located in Wloclawek (and its capital group),
- Naftoport Sp. z o.o. located in Gdansk,
- ORLEN-Oil Sp. z o.o. located in Krakow (and its capital group),
- Basell Orlen Polyolefins Sp. z o.o. located in Plock,
- ORLEN Asfalt Sp. z o.o. located in Plock.

2. Fuel and LPG trading companies:

- ORLEN PetroTank Sp. z o.o. located in Widelka near Kolbuszowa,
- ORLEN PetroProfit Sp. z o.o. located in Niemce near Lublin (with its capital group),
- ORLEN PetroCentrum Sp. z o.o. located in Plock,
- Petrolot Sp. z o.o. located in Warszawa,
- ORLEN PetroZachod Sp. z o.o. located in Poznan,
- ORLEN Morena Sp. z o.o. located in Gdansk,
- Ship-Service S.A. located in Warszawa (with its capital group),
- ORLEN Gaz Sp. z o.o. located in Plock (with its capital group),
- ORLEN Deutschland AG located in Hamburg (with its capital group).

3. Companies established as a result of restructuring of the Dominant Company:

- Zaklad Budowy Aparatury S.A. located in Plock,
- Petrotel Sp. z o.o. located in Plock,
- ORLEN Projekt S.A. located in Plock,
- ORLEN Medica Sp. z o.o. located in Plock (with its capital group),
- ORLEN Laboratorium Sp. z o.o. located in Plock.

4. Maintenance companies:

- ORLEN Automatyka Sp. z o.o. located in Plock,
- ORLEN Wir Sp. z o.o. located in Plock.

5. Transportation companies:

- ORLEN Transport Plock Sp. z o.o. located in Plock (with its capital group),
- ORLEN Transport Szczecin Sp. z o.o. z located in Szczecin,
- ORLEN Transport Krakow Sp. z o.o. located in Krakow,
- ORLEN Transport Lublin Sp. z o.o. z located in Lublin,
- ORLEN Transport Nowa Sol Sp. z o.o. located in Nowa Sol,
- ORLEN Transport Slupsk Sp. z o.o. located in Slupsk,
- ORLEN Transport Olsztyn Sp. z o.o. located in Olsztyn,
- ORLEN Transport Kedzierzyn-Kozle Sp. z o.o. located in Kedzierzyn-Kozle,
- ORLEN KolTrans Sp. z o.o. located in Plock.

6. Other companies:

- Chemiepetrol Sp. z o.o. located in Hamburg,
- Flexpol Sp. z o.o. located in Plock,

- ORLEN Powiernik Sp. z o.o. located in Plock,
- ORLEN Budonaft Sp. z o.o. located in Krakow.

Additionally this report includes comments on Polkomtel S.A. (not consolidated) because of its great importance for PKN ORLEN Capital Group.

1.2 CHANGES IN THE CAPITAL GROUP DURING THE 6 MONTH PERIOD ENDED 30 JUNE 2004

To the most important changes in organisational and capital relations in the Capital Group of PKN ORLEN S.A during the 6 month period ended 30 June 2004 and until the day of preparation of the financial statements are following:

- On 7 January 2004 PKN ORLEN and ConocoPhillips Central and Eastern Europe Holdings B.V. with its registered office in Rotterdam, the Netherlands ("ConocoPhillips") signed an agreement whereby they agreed the intention to co-operate in the privatisation process of UNIPETROL a.s., a company operating in the Czech oil sector ("UNIPETROL"). The agreement sets out preliminary terms of the cooperation of the parties, outlines the proposed ultimate shareholding of the parties in some of the companies of UNIPETROL Group and the potential terms of the purchase by the parties of some assets of UNIPETROL Group, in case of the PKN ORLEN's successful participation in the UNIPETROL privatisation. On 12 January 2004 PKN ORLEN submitted, in response to the announcement published by Czech National Property Found ("NPF) on 6 November 2003, an indicative offer and on 23 April 2004 an offer ('the Offer') for the acquisition of 62.99% of the share capital of UNIPETROL, a.s., a company operating in the Czech oil sector ("UNIPETROL"), and the purchase of the receivables of Ceska Konsolidacni Agentura ("CKA") towards certain entities directly or indirectly owned by UNIPETROL, as well as for the potential purchase of 9.76% of the share capital of SPOLANA, a.s., currently owned by CKA (collectively called the "CKA Assets"). PKN ORLEN agreed to pay approximately CZK 11.3 billion for the 62.99% stake in UNIPETROL, CZK 1.0 million for CKA's 9.76% stake in Spolana and approximately CZK 1.7 billion for CKA's receivables with a total nominal value of CZK 3.1 billion and EUR 9.5 million, and USD 4.9 million, as at 1 April 2004. The acquisition of UNIPETROL is one of the next significant steps in PKN's strategy, as it represents a perfect opportunity for PKN ORLEN to: expand its geographic presence, enter the attractive Czech market and strengthen its position in Southern Poland. The Dominant Company is considered to be a long-term strategic investor and regional consolidator of the most important assets of UNIPETROL. On 4 June 2004 PKN ORLEN entered into an agreement with NPF in order to acquire, on condition that relevant regulatory approvals are obtained, 114,224,038 bearer shares of UNIPETROL, each with the nominal value of CZK 100, constituting approximately 62.99% of all issued and existing shares of UNIPETROL. PKN ORLEN concluded also agreements with CKA to acquire 745,000 bearer shares of Spolana, each with the nominal value of CZK 655 constituting 9.76% of the share capital of Spolana, a UNIPETROL's producing subsidiary, and receivables towards some of the companies of the UNIPETROL

Group ("Framework Agreement"). Pursuant to the resolution of the Government of Czech Republic No. 415, dated on 28 April 2004, the Czech Government authorized sales of shares of UNIPETROL and Spolana and sales of receivables mentioned above.

In 2003 UNIPETROL reported in the audited financial statement consolidated profit amounted to CZK 87.7 million, with consolidated revenues amounting to CZK 67.9 billion.

The agreement foresees a price adjustment mechanism for the shares of UNIPETROL to reflect any unexpected changes of value of UNIPETROL shares until the transaction is closed. Price adjustment formula is based on adjusted net book value of UNIPETROL at the end of 2003 and at the end of the month in which PKN ORLEN will acquire 62.99% stake in UNIPETROL. The range of price adjustment for UNIPETROL shares is limited to 5% and 15% upward adjustment and 5% and 25% downward adjustment. The purchase price will be settled through the Escrow Account. 10% of the purchase price will be deposited to the Escrow Account after execution of the UNIPETROL Agreement and remaining 90% of the purchase price will be deposited to the Escrow Account after satisfying all precedent conditions provided in all three UNIPETROL, Spolana and Framework Agreements. The agreement was concluded under several precedent conditions, among which the substantial conditions are that the antimonopoly consent, the decision of the European Commission that the transaction does not constitute public aid and is compatible with the common market rules have been obtained. A large portion of the funds for the financing of this transaction is already provided in the form of the currently available credit limits. The remaining part will be arranged for within the time periods indicated in the payment schedules relating to the transaction. The completion of the transaction will not result in any violation of any covenants under the syndicated credit facility agreement. Banks already offered its services concerning the above transaction to the Dominant Company. Closing of that transaction is planned for the end of IV quarter of 2004, after all necessary consents as required by the law are obtained. Simultaneously PKN ORLEN S.A. entered agreement on cooperation with AGROFERT HOLDING a.s. which provides for sale of the UNIPETROL assets that are not considered as core to PKN ORLEN's business. Cooperation with Agrofert enables PKN ORLEN to keep only the assets of UNIPETROL that are seemed to be core. Pursuant to an agreement with ConocoPhillips, PKN ORLEN agreed to sell to ConocoPhillips one third of petrol stations, belonging to some of UNIPETROL's subsidiaries. In exchange for that, ConocoPhillips agreed to provide operational advice and operational assistance to PKN ORLEN in stabilizing and continuing the operations of this UNIPETROL subsidiary in the immediate period following the privatisation of UNIPETROL. The disposal of certain assets to ConocoPhillips and Agrofert will reduce the financing costs necessary for the transaction. The transactions with ConocoPhillips and Agrofert are expected to be closed by the end of 2005.

- On 19 April 2004 changes in Articles of Association of CPN Marine Service Sp. z o.o. located in Gdansk concerning the initial capital increase and the change of the company's main areas of activities were registered. The initial capital of CPN Marine was increased from the level of PLN 50 thousand to the level of PLN 1 million through issuance of 1,900 shares with par value of PLN 500 each. The capital was increased through cash contribution by the sole shareholder PKN ORLEN. After the registration of the capital increase, the total

number of votes amounted to 2,000. The District Court also registered the new name of the company – it changed from CPN Marine Service Sp. z o.o to Centrum Komercjalizacji Technologii Sp. z o.o. The company's main activity is business and management advisory service.

- On 11 May 2004 a District Court in Elmshorn (Germany) registered increase of the initial capital in ORLEN Deutschland Immobilien GmbH located in Elmshorn, Germany. The initial capital was increased from the amount of EUR 30 millions to the amount of EUR 60 million by the merger with ORLEN Deutschland GmbH and changes in the company's Articles of Associations. Shares in increased capital were taken by the sole shareholder – PKN ORLEN S.A. and covered by cash. Simultaneously on 11 May 2004 the following companies were removed from the register as the result of a merger:
  1. Jewel Tankstellen Nord GmbH (acquired by AMF Service GmbH)
  2. Orlen Tankstellen Aktiengesellschaft (acquired by AMF Service GmbH)
  3. NTG Norddeutsche Tankstellen AG (aquiered by ORLEN Deutschland Immobilien GmbH)
  4. AMF Service GmbH (aquiered by ORLEN Deutschland GmbH)
  5. ORLEN Deutschland GmbH (as a result of merger with ORLEN Deutschland Immobilien GmbH)

  Additionally, the name of the company was changed from ORLEN Deutschland Immobilien GmbH to ORLEN Deutschland GmbH. On 27 Nay 2004 the District Court in Elmshorn registered ORLEN Deutschland GmbH as a joint-stock company under the name of ORLEN Deutschland AG.

  Activities of ORLEN Deutschland AG include wholesale and retail sale of fuel.

  PKN ORLEN S.A. owns 100% of shares in initial capital of ORLEN Deutschland AG.
- On 11 May 2004 PKN ORLEN acquired (as a result of the agreement with the company Profit Sp. z o.o. in Swidnik) 3,450 shares at par value of PLN 500 each in the company ORLEN Petroprofit Sp. z o.o. located in Niemce. The shares constitute 15% of the initial capital and the same number of voting rights at the Shareholders Meeting. The total price of purchased shares amounted to PLN 5,750 thousand. As a result of the above transaction PKN ORLEN S.A. became the only shareholder of ORLEN Petroprofit Sp. z o.o. The increase of the employed capital in ORLEN Petroprofit is an integral element of the strategy of PKN ORLEN S.A., which assumes application of the procedures of ordering of the ownership structure of Regional Market Operators.
- On 7 June 2004 the changes in the amount and structure of the initial capital of the company ORLEN Powiernik Sp. z o.o. in Plock was registered. The initial capital was increased from PLN 4 thousand to PLN 25 thousand and is divided into 50 shares with par value PLN 500 each. Shares in the increased capital were covered in cash by the sole shareholder – PKN ORLEN S.A.
- On 30 June 2004 PKN ORLEN S.A. purchased 5,200 shares at par value of PLN 1,000 each of ORLEN Morena Sp. z o.o. ("ORLEN Morena") located in Gdansk representing 49.52% of its initial capital and the same number of voting rights at the Shareholders Meeting. It was a result of the agreement with FOX-OIL Sp. z o.o. located in Gdansk. The total purchase price amounted to PLN 5,954 thousand. As the result of above transactions PKN ORLEN S.A. became the only shareholder of ORLEN Morena Sp. z o.o. The increase of employed capital in the

capital of ORLEN Morena Sp. z o.o. is an integral part of the strategy of PKN ORLEN S.A., which assumes application of the procedures of ordering of ownership structures of Regional Market Operators.

- On 1 July 2004 PKN ORLEN signed a sale contract regarding the sale of a self-operating part of PKN ORLEN – Lubrificant Oil Division, for the total net price of PLN 47,391,125.96. The purchaser was ORLEN Oil Sp. z o.o. located in Krakow. That above transaction represents a further step in the restructuring process conducted by PKN ORLEN. It is also a further stage in the process of integrating the production of oil bases and the production and sale of finished products such as engine and lubricating oils.
  As at the date of agreement, PKN ORLEN was in possession of a 9% share in the share capital of ORLEN Oil. On 11 August 2004 the District Court Krakow - Srodmiescie in Krakow registered an increase of initial capital of the company ORLEN Oil Sp. z o.o. The so far initial capital of the ORLEN Oil amounting to PLN 43,558 thousand was increased to the amount PLN 75,093 thousand. The shares in the increased capital were covered by cash by PKN ORLEN S.A. After the increase of the capital of ORLEN Oil, the stake of PKN ORLEN in the initial capital increased from 9% to 47.2%. The remaining shares are owned by Rafineria Trzebinia S.A. (43.8%), Rafineria Nafty Jedlicze S.A (4.5%), Rafineria Czechowice S.A. (4.5%). Each share gives one voting right at the Shareholders Meeting. The aim of the capital increase was to gain financial recourses to finance purchase of assets being part of the property of the Lubricant Oil Division. The steps undertaken by ORLEN Oil are the element of the strategy of PKN ORLEN aiming at consolidating oil assets of the Company within ORLEN Oil in order to create a uniform centre managing the oil segment of PKN ORLEN.
- On 14 July 2004 the District Court for the capital city of Warsaw in Warsaw, registered the company Plocki Park Przemyslowo-Technologiczny S.A. located in Plock, in which PKN ORLEN S.A. took over 50% of shares in the initial capital, it means 50,000 preferred registered shares of series A at par value PLN 10 each constituting 50% voting rights at the Shareholders Meeting. Purchased shares were covered by PKN ORLEN S.A. in the way of cash payment in the amount of PLN 200,000 before the date of the establishment of the Company. The remaining part worth PLN 300,000 will be paid till 31 December 2004. Business activities of the company Plocki Park Przemyslowo-Technologiczny S.A. involve among others: management and running a business and activities related to holding management, business consulting and management advisory and real estate management. The other 50% of companies shares it means 50,000 preferred registered shares at par value PLN 10 each was purchased by the public entity under the name "Miasto Plock". The purchased shares constitute a long term investment of PKN ORLEN.

During the 6 month period ended 30 June 2004 shares in following companies were disposed by the Dominant Company:

- On 21 April 2004 PKN ORLEN S.A. signed preliminary agreement on disposal of all the held shares (9,600 shares constituting 40% of initial capital) in Flexpol Sp. z o.o. located in Plock (Flexpol). The book value of shares amounts to PLN 4.8 million, selling price amounts to PLN 7.2 million. Disposal of all the held by the Company shares of Flexpol Sp z o.o. to Przedsiebiorstwo Produkcyjno-Handlowe Gasior Sp. z o.o. took place on 28 July 2004. The entrance into the promised disposal agreement followed satisfying the last requirement: selling by the Company to the investor all the fittings rented currently by Flexpol from PKN ORLEN at the gross price of PLN 26,108 thousand as well as real estate rented by Flexpol from PKN ORLEN at the gross price of PLN 12,932. Flexpol paid to the so far shareholders dividend in the amount of PLN 3 million for 2003, that is for PKN ORLEN S.A. PLN 1.2 million.
- On 11 May 2004 based on the agreement of shares disposal, PKN ORLEN S.A. disposed to Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. all the held shares (5,913 shares) in Serwis Lodz Sp. z o.o., at par value PLN 100 each, constituting 97.3% of the initial capital and 97.3% voting rights at the Shareholders Meeting, at the total price amounting to PLN 591,300 to Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. The above mentioned transaction is a following step in the process of selling of non-core companies. PKN ORLEN S.A. posses 99.94% in the initial capital of Zaklad Urzadzen Dystrybucyjnych Sp. z o.o.
- On 12 May 2004 PKN ORLEN S.A. disposed to Brenntag Polska Sp. z o.o. 4,000 shares in ORLEN Polimer Sp. z o.o. at par value of PLN 500 each, constituting 100.00% of the initial capital and 100.00% of voting rights at the Shareholders Meeting, for the total price amounting to PLN 5,803,782.41. The above mentioned transaction is a following step in the process of selling of non-core companies. The Company realized gross profit at the level of PLN 3,803,782.41 on that transaction.
- On 29 July 2004 PKN ORLEN disposed to Nijman Zeetank International Transport Sp z o.o. located in Sandomierz, all the shares held in the initial capital of ORLEN Transport Lublin Sp. z o.o. located in Lublin, it means 31,845 shares at par value of PLN 500 each. The disposed shares constitute 98.45% of the initial capital of ORLEN Transport Lublin and the same number of voting rights at the Shareholders Meeting of its company. The value of the transaction amounted to PLN 16 million (on 29 July 2004 the book value of shares possessed by PKN ORLEN S.A. amounted to PLN 15,922,490). The remaining 1.55% of shares in the initial capital of ORLEN Transport Lublin are in possession of current and previous company's employees. Disposal of shares took place on 2 April 2004 as a result of the sales agreement concerning shares of ORLEN Transport Lublin Sp. z o.o. concluded between the Dominant Company and the Investor on 2 April 2004, as well as meeting all the precedent conditions, including positive decision from the Polish Office for Protection of Competition and Competitors and the Ministery of Interior and Administration and confirmations from the other shareholders of ORLEN Transport Lublin concerning not exercising their pre-emption rights.

- On 16 of August 2004 the group of shareholders on behalf of employees of Petrotel Sp. z o.o. repurchased from PKN ORLEN S.A. a package of 440 shares of Petrotel Sp. z o.o. for the amount equal par value of one share that is PLN 1 thousand per each share, amounting in total to PLN 440 thousand. The remaining shares it means 229 units were purchased by the entitled shareholders of Petrotel on 7 September 2004. As a result of the above agreements the share of PKN ORLEN S.A. in the initial capital of Petrotel decreased from 88.80% to 80.65%.

1.3 DESCRIPTION OF CONSOLIDATED COMPANIES OF THE CAPITAL GROUP

1.3.1 Consolidated subsidiaries

- **Rafineria Trzebinia S.A.**

Pursuant to the terms of a share purchase agreement and a shareholders' agreement dated 16 June 1997, concluded between Nafta Polska S.A. and PKN ORLEN S.A., the latter acquired 74.88% of the shares in Rafineria Trzebinia S.A. In 1999, an increase in the company's capital was recorded and as a result voting rights of the Company increased to 76.96%. On 14 September 2000 the agreement of the purchase of the remaining stake of Nafta Polska S.A. was finalised and as a result PKN ORLEN S.A. stake increased to 77.07% of the company's share capital.
On 30 June 2004 the share capital of Rafineria Trzebinia SA. amounted to PLN 43,042 thousand.
The company's shareholders are:

- PKN ORLEN S.A. 77.07%
- State Treasury 9.18%
- Other 13.75%

As at 30 June 2004 the shareholders equity of the company amounted to PLN 366,661 thousand.
The Rafineria Trzebinia capital group's business activities include:

- processing of crude oil,
- production and sale of fuels (including gasoline, ethylene, diesel fuels and oil heating fuel),
- blending and preparation of lubricants,
- processing of paraffin slack waxes,
- production of asphalt and asphalt products.

Rafineria Trzebinia's S.A. business activities are focused on the manufacturing of specialist high-value products and in particular: a full range of lubricants, industrial oils (hydraulic and tempering oils) and a range of paraffin products. Rafineria Trzebinia, after putting into service installation of biodisel, which is now under construction, would be able to establish a biofuel company, competing on the European markets.
At 30 June 2004 the company employed 175 people (capital group of Rafineria Trzebinia S.A. employed 904 people).
The net profit of Rafineria Trzebinia S.A. for the 6 month period ended 30 June 2004 amounted to PLN 40,804 thousand, whereas sales amounted to PLN 877,529 thousand.
Rafineria Trzebinia S.A. holds shares in 6 subsidiaries.
In connection with an increase of the share capital of ORLEN-Oil Sp. z o.o. on 11 August 2004 the stake of Rafineria Trzebinia S.A. was decreased from 75.57% (32,918 shares) to 43.84% (32,918 shares).

- **Rafineria Nafty Jedlicze S.A.**

Pursuant to the relevant provisions of a share purchase agreement and a shareholders' agreement of 19 November 1998, concluded between Nafta Polska S.A. and PKN ORLEN S.A., the latter acquired 75% of shares in Rafineria Nafty Jedlicze S.A. The above agreement came into effect on 1 January 1999.

On 30 June 2004 the company's share capital amounted to PLN 78 million.

Shareholders of the company:

- PKN ORLEN S.A. 75.00%
- State Treasury 10.01%
- Other 14.99%

As at 30 June 2004 shareholders equity of the company amounted to PLN 134,863 thousand.

The Company's business activities include:

- transport, processing, storage and trade in crude oil and oil derived products, as well as in used oil and other waste products,
- collection of used oils,
- production of lubricating oils and other industrial fluids,
- production of oil solvents and fuels,
- production of lubricants and asphalt,
- production of packaging and preparation of oils and other industrial fluids.

The refinery also manufactures limited quantities of gasolines and heating oils. The company is the second biggest lubricants producer in Poland (in terms of volume). Additionally, Rafineria Nafty Jedlicze S.A. regenerates used oil in its regeneration facilities, which have a processing capacity of 80 thousand tons a year. The collection of used oils is carried out through the network of companies associated with Rafineria Nafty Jedlicze S.A.

As at 30 June 2004 Rafineria Jedlicze S.A. Capital Group employed 839 people (including 417 people in Rafineria Nafty Jedlicze S.A.).

The net profit of refinery for the 6 month period ended 30 June 2004 amounted to PLN 1,734 thousand, whereas sales amounted to PLN 271,880 thousand. In the analysed period, the company focused on improving its profitability. The effects of increased efforts in this respect are noticable within optimisation of operating costs.

- **Inowroclawskie Kopalnie Soli "Solino" S.A.**

On 28 September 1996 the Dominant Company purchased from the Ministry of Privatisation 723,465 registered shares in Inowroclawskie Kopalnie Soli "Solino" S.A. with a total par value of PLN 7,235 thousand which constituted 51% of the company's share capital. Following the acquisition of the new series of the shares in December 1999 and purchase of part of the employees' stake in 2000, PKN ORLEN S.A. share increased to 70.54%. As at 30 June 2004 the share capital of Inowroclawskie Kopalnie Soli "Solino" S.A. amounted to PLN 19,146 thousand.

The company's shareholders are:

- PKN ORLEN S.A. 70.54%
- State Treasury 25.20%
- Other 4.26%

As at 30 June 2004, the shareholders equity of the company amounted to PLN 81,780 thousand.

The Company's business activities include:

- storage of crude oil and fuel,
- production of industrial brine,
- processing and preparation of vacuum salt,
- trade in the company's own products on the domestic and foreign markets,
- trade in mining, mechanical, electrical, construction and transport.

The company is involved in mining and processing of salt, production of salt and industrial brine. The brine is supplied to such companies as Anwil S.A., a member of the PKN ORLEN Capital Group.

As at 30 June 2004 the company employed 318 people.

For the 6 month period ended 30 June 2004 the company's sales revenues amounted to PLN 55,400 thousand, whereas the net profit amounted to PLN 5,735 thousand.

The company's development plans focus on salt production and sales as well as on realisation of second stage of the construction of fuel and crude oil underground storage tanks.

- **Zaklady Azotowe Anwil S.A.**

Zaklady Azotowe Anwil S.A was entered in the Commercial Register on 14 April 1993. As at 30 June 2004 the share capital of the company amounted to PLN 150 million. PKN ORLEN acquired first Anwil shares as a result of composition proceedings in 1995.

The company's shareholders are:

- PKN ORLEN S.A. 76.27 %
- Zaklad Energetyczny Torun S.A. 3.73%
- State Treasury 5.00%
- Other 15.00%

As at 30 June 2004, the shareholders equity of the company amounted to PLN 955,147 thousand.

The Company's business activities include:

- production of nitrogen fertilisers and semi-products and other related products,
- production of polyvinyl chloride and other related products,
- production of polyethylene packaging,
- trading activities in the above areas,
- service activities in the above areas, based on the company's productive capabilities.

Anwil is principally involved in the production of nitrogen fertilisers and PVC. The company is the largest PKN ORLEN's customer for ethylene (the main raw material for the manufacture of PVC).

As at 30 June 2004 the company employed 1,484 people. (Anwil Capital Group employed 2,419 people).

The net profit for the first half of 2004 amounted to PLN 83,786 thousand, whereas sales amounted to PLN 790,697 thousand.

- **ORLEN Oil Sp. z o.o.**

ORLEN Oil Sp. z o.o. was established by four refineries. ORLEN Oil Sp. z o.o. was entered in the Commercial Register on 27 August 1998.

As at 30 June 2004 the company's share capital amounted to PLN 43,558 thousand.

The company's shareholders as at 30 June 2004 were:

- PKN ORLEN S.A. 9.00%
- Rafineria Trzebinia S.A. 75.58%
- Rafineria Nafty Jedlicze S.A. 7.71%
- Rafineria Czechowice S.A. 7.71%

In connection with an increase of share capital of ORLEN Oil Sp. z o.o. on 11 August 2004 by PLN 31,535 thousand the structure of shareholders has changed:

- PKN ORLEN S.A. 47.22%
- Rafineria Trzebinia S.A. 43.84%
- Rafineria Nafty Jedlicze S.A. 4.47%
- Rafineria Czechowice S.A. 4.47%

The aim of the initial capital increase was to obtain resources for partial financing of Lubricated Oil Division assets by ORLEN Oil.

At the end of the first half of the year 2004 the shareholders equity amounted to PLN 70,572 thousand.

The Company's business activities include:

- production and sales of chemicals, lubricating oils, oil bases, and liquid fuels,
- trade in chemicals, refinery products and petrochemicals in Poland and abroad,
- services, including warehousing, transportation and R&D services,
- technical advisory services.

Trade activities are focused on high and low class motor oil, industrial oils, technological oils, lubricants, industrial fluids, exploitation fluids (hydraulic and tempering oils), automotive chemistry and cosmetics, basic oils.

As at 30 June 2004 the company employed 223 people. The net profit as at 30 June 2004 amounted to PLN 5,931 thousand, whereas sales amounted to PLN 248,036 thousand.

- **ORLEN Asfalt Sp. z o.o.**

On 31 May 2003 PKN ORLEN signed sale agreement of assets in its Zakład Asfaltow to Bitrex Sp. z o.o located in Trzebinia. Following the resolution of Ordinary Shareholders Meeting of Bitrex PKN ORLEN contributed cash in exchange for shares in increased share capital. The share capital increased was registered on 15 July 2003 along with the change of the company's name to ORLEN Asfalt Sp. z o.o.

As at 30 June 2004 the share capital of the company amounts to PLN 60,635 thousand.

The company's shareholders are:

- PKN ORLEN S.A. 82.46%
- Rafineria Trzebinia S.A. 17.54%

As at 30 June 2004 shareholders equity of the company amounted to PLN 86,450 thousand.

The company's business activities include production and processing of crude oil. Primary products are road and industrial asphalt as well as other asphalt products. The company intends to develop activity in area of modified and special asphalts, simultaneously keeping its share in road asphalt market.

The number of employees as at 30 June 2004 amounted to 133.

For the first half of year 2004 the company achieved net profit of PLN 3,080 thousand. The sales amounted to PLN 147,363 thousand.

- **ORLEN GAZ Sp. z o.o.**

ORLEN Petrogaz Plock Sp. z o.o. was entered in the Commercial Register on 15 December 1995 (currently the company operates under the name of ORLEN GAZ Sp. z o.o.). Since 16 April 1998 PKN ORLEN S.A. has been the company's sole shareholder. As at 30 June 2004 the share capital of the company amounted to PLN 24,823 thousand, shareholders equity amounted to PLN 55,878 thousand.

The Company's business activities include:

- wholesale trading in LPG, in bulk or in steel cylinders,
- retail sales of gas in containers,
- installation of ductless gas devices,
- supply of LPG to customers,
- design, maintenance and repair of gas installations; organisational and legal supervision over the construction of distribution plants and their subsequent use.

The company's trade activity focuses on following products: propane and propane-butane gas in steel cylinders (11, 30 and 33 kg), 11 kg FP (gas for industrial vehicles), automotive gas sold in retail and wholesale, gas (propane and butane) for domestic, industrial and heating installations (so called Maly Luz and Duzy Luz). Moreover, the company offers domestic, industrial and automotive gas installations. Additionally, the company leases such installations, cylinders and etc.

The number of employees as at 30 June 2004 amounted to 235 people.

During the first half of 2004 the company incurred a loss amounting to PLN 22 thousand. The sales amounted to PLN 196,874 thousand.

- **ORLEN PetroTank Sp. z o.o.**

ORLEN PetroTank Sp. z o. was registered on 9 April 1996. On 23 December 2002 the Company signed agreement with the second shareholder (Tankpol Sp. z o.o.) for cession of 470 shares in ORLEN PetroTank Sp. z o.o., as a result PKN ORLEN S.A. possess 90% share in share capital. The ceded shares were protection of ORLEN PetroTank Sp. z o.o. receivables due from Tankpol Sp. z o.o.

As at 30 June 2004 share capital amounted to PLN 11,750 thousand, shareholders equity amounted to PLN 47,666 thousand.

The company's line of business is the wholesale and sales of fuels, gas and plastics as well as the preparation of Petrygo radiator liquid.

The number of employees as at 30 June 2004 was 161.

As at 30 June 2004 the company incurred a loss of PLN 2,792 thousand, whereas sales amounted to PLN 472,165 thousand.

- **ORLEN PetroProfit Sp. z o.o.**

ORLEN Petroprofit Sp. z o.o. located in Niemce near Lublin was registered on 14 September 1995.

As at 30 June 2004 share capital of the company amounted to PLN 11,500 thousand.

The only shareholder of ORLEN PetroProfit Sp. z o.o. is PKN ORLEN S.A.

The company's shareholders equity as at 30 June 2004 amounted to PLN 29,393 thousand.

The company's business activities comprise of the wholesale and retail of fuels, Petrygo radiator fluid and plastics.

The number of employees as at 30 June 2004 was 61 people. The ORLEN PetroProfit capital group employs 120 people.

The net profit for the 6 month period ended 30 June 2004 amounted to PLN 886 thousand, whereas sales amounted to PLN 205,768 thousand.

- **ORLEN PetroCentrum Sp. z o.o.**

ORLEN PetroCentrum Sp. z o.o. was entered in the Commercial Register on 25 September 1996. The share capital as at 30 June 2004 amounted to PLN 21,000 thousand and was wholly owned by PKN ORLEN S.A. As at 30 June 2004, the shareholders equity amounted to PLN 40,533 thousand.

The company's business activities include wholesale and retail trading of fuels. The main source of income for PetroCentrum Sp. z o.o. is retail of liquid fuels in its own chain and in petrol stations managed by the company.

The number of employees as at 30 June 2004 was 31.

As at 30 June 2004 the company incurred a loss of PLN 326 thousand, whereas sales amounted to PLN 558,517 thousand.

- **Petrolot Sp. z o.o.**

Petrolot Sp. z o.o. was entered in the Commercial Register on 7 January 1997. As at 30 June 2004 the share capital of the company was PLN 20,039 thousand.

The company's shareholders are:

- PKN ORLEN S.A. 51.00%
- PLL LOT S.A. 49.00 %.

As at 30 June 2004 shareholders equity amounted to PLN 52,212 thousand.

The company's basic line of business is sales and distribution of aviation fuel (JET A-1) and aviation petrol. The company's main customer is PLL LOT S.A. The company secures sales of about 60% of JET A-1 fuel produced by the Company. Other company's key customers are the following foreign airlines: Lufthansa, British Airways, Air France, SAS, KLM, Swiss, Alitalia and Polish airlines: White Eagle and Air Polonia. The Poland's entrance to the European Union, opening of the Polish market for foreign airlines and acquiring of new customers such as cheap airlines contributed substantially to an increase in sales revenues.

As at 30 June 2004 the company employed 180 people.

As at 30 June 2004 the net profit was PLN 2,051 thousand, whereas sales amounted to PLN 238,548 thousand.

- **ORLEN PetroZachod Sp. z o.o.**

ORLEN PetroZachod Sp. z o.o. located in Poznan was entered in the Commercial Register on 19 January 1998. As at 30 June 2004 the share capital of ORLEN PetroZachod Sp. z o.o. amounted to PLN 17,749 thousand.

The company's shareholders are:

- PKN ORLEN S.A. 51.83%
- BGW Wielobranzowe Przedsiebiorstwo Handlowe Sp. z o.o. 48.17%

As at 30 June 2004, the shareholders equity amounted to PLN 22,557 thousand.

The Company's business activities include wholesale and retail trading in fuels and plastics.

The number of employees as at 30 June 2004 was 185.

The net profit as at 30 June 2004 amounted to PLN 252 thousand, whereas sales achieved the level of PLN 251,589 thousand.

- **ORLEN Morena Sp. z o.o.**

ORLEN Morena Sp. z o.o. located in Gdansk was entered in the Commercial Register on 10 September 2001. As at 30 June 2004 the share capital of the company was PLN 10,500 thousand. The stake of PKN ORLEN in the share capital of the company amounts to 100%.

As at 30 June 2004, the shareholders equity amounted to PLN 11,771 thousand.

The Company's business activities include wholesale and retail trading in fuels, and logistic services provided by own warehouse base in Slawno for PKN ORLEN.

The number of employees as at 30 June 2004 was 40.

As at 30 June 2004, the company incurred a loss of PLN 187 thousand, whereas sales amounted to PLN 110,670 thousand.

- **Ship - Service S.A.**

Ship-Service S.A. was established in 1991 as a result of privatisation of state owned company SPUP Ship-Service S.A.

In 2002 PKN ORLEN S.A. acquired 24,000 shares of nominal value of PLN 100 each.

As at 30 June 2004 the share capital of the company was PLN 3,943 thousand.

The company's shareholders are:

▪ PKN ORLEN S.A.	60.86%
▪ Malgorzata Bubilek	7.61%
▪ Porta Baltic Service S.A. (official receiver)	4.95%
▪ Brends Sp. z o.o.	4.35%
▪ Other	22.23%

As at 30 June 2004, the shareholders equity amounted to PLN 20,515 thousand.

The company's business activities include distribution of ship fuels within Polish harbours as well as at international market. Additionally, the company offers ship maintenance services in harbours, reloading services, land and sea freight services as well as environment protection services.

The number of employees as at 30 June 2004 was 187. Ship Service S.A. Capital Group employed 203 people.

The company recorded net profit of PLN 143 thousand for the 6 month period ended 30 June 2004. The company's sales amounted to PLN 104,615 thousand.

- **ORLEN Deutschland AG**

ORLEN Deutschland AG, the company which acts under rules of German law, was established as a result of a merger of ORLEN Deutschland GmbH and ORLEN Deutschland Immobilien GmbH. At the same time the share capital was increased from EUR 30 million to the amount of EUR 60 million.

PKN ORLEN S.A. possess 100% of share capital in this entity. As at 30 June 2004 the shareholders equity of the company was EUR 117,252 thousand (PLN 532,580 thousand).

The employment of the company as at 30 June 2004 was 103,5 regular posts.

As at 30 June 2004 the company incurred a loss amounted to EUR 3,829 thousand (PLN 18,115 thousand), whereas sales amounted to EUR 882,056 thousand (PLN 4,173,093 thousand).

- **ORLEN Wir Sp. z o.o.**

ORLEN Wir Sp. z o.o. was registered on 1 October 1999. The share capital of the company as at 30 June 2004 amounted to PLN 1,600 thousand.

The company's shareholders are:

- PKN ORLEN S.A. 51.00%
- Employees 49.00%

As at 30 June 2004, the shareholders equity amounted to PLN 3,830 thousand.

The company's business activity includes providing repair services. The company provides very specific services i.e.: repairs of rotors related to flow and displacement compressors, steam turbines, transmission devices and pumps of all kinds. The company safeguards the continuous work of compressors, turbines and raw material pumps of production installations of Main Plant in Plock.

The number of employees as at 30 June 2004 was 89 people.

The net profit for the 6 month period ended 30 June 2004 amounted to PLN 229 thousand, whereas sales amounted to PLN 3,249 thousand.

- **ORLEN Automatyka Sp. z o.o.**

ORLEN Automatyka Sp. z o.o. was registered on 30 April 1999. The share capital of the company as at 30 June 2004 amounted to PLN 2,400 thousand.

The company's shareholders are:

- PKN ORLEN S.A. 52.42%
- Employees 47.58%

As at 30 June 2004, the shareholders equity amounted to PLN 7,706 thousand.

The company specialises in repair services.

The number of employees as at 30 June 2004 was 245.

The net profit for the first half of the year 2004 amounted to PLN 887 thousand, whereas sales amounted to PLN 10,967 thousand.

- **ORLEN Transport Plock Sp. z o.o.**

ORLEN Transport Plock Sp. z o.o. was entered in the Commercial Register on 23 December 1998 and commenced its operations as a subsidiary of the PKN ORLEN Capital Group on 3 January 1999. The company was established on the basis of the assets of the former Zaklad Transportu Samochodowego Petrochemia Plock S.A.

As at 30 June 2004 the share capital of the company amounted to PLN 26,420 thousand.

The company's shareholders are:

- PKN ORLEN S.A. 97.59%
- Employees 2.41%

As at 30 June 2004, the shareholders equity amounted to PLN 29,300 thousand.

The Company's business activities include:

- sales, service and repair of motor vehicles,
- road transport of passengers and freight,
- wholesale and retail sale of solid, liquid and gas fuels and service fluids for motor vehicles,
- hire of construction machinery and plant together with maintenance services.

The company provides wide range of services: road transport of liquid fuels, glycal and alcohols, road transport of passengers and freight, international freight transport, freight of unusual goods, wheeled cranes services, domestic and international forwarding, sale of heating oil Ekoterm Plus and engine oils (on petrol stations as well), Petrygo and Qal - cooling liquids - preparation and sale, as well as a full range of repair, maintenance and other services for cars, construction vehicles and equipment with its own workshop together with washing stand and service station.

The number of employees as at 30 June 2004 was 248.

The net profit for the period ended 30 June 2004 amounted to PLN 199 thousand, whereas sales amounted to PLN 35,803 thousand.

The company forms a capital group with ORLEN Transport Poznan Sp. z o.o. and ORLEN Transport Warszawa Sp. z o.o.

- **ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.**

ORLEN Transport Kedzierzyn-Kozle Sp. z o.o. was entered in the Commercial Register on 29 May 2000 and commenced its operations as a subsidiary of PKN ORLEN Capital Group on 1 July 2000. The company was established on the basis of the assets of the former Zaklad Transportu Samochodowego. On 24 January 2003 took place the registration of joint capital: as a transfer of assets of Petromot Sp. z o.o. to ORLEN Transport Kedzierzyn Kozle Sp. z o.o. – acquisition.

As at 30 June 2004 the share capital of the company amounted to PLN 5,390 thousand.

The company's shareholders are:

- PKN ORLEN S.A. 89.35%
- Employees 10.65%

In July 2004 PKN ORLEN S.A. contributed in kind in exchange for new shares (9,239 shares at the nominal value of PLN 500). After registration of new shares it will be reflected in an increase of the capital engagement of PKN ORLEN SA from 89,35% to 94,27%.

As at 30 June 2004, the shareholders equity amounted to PLN 5,905 thousand.

The Company's business activities include:

- road transport and freight services,
- passenger transport services,
- sales, service and repair of motor vehicles,
- sale of solid, liquid and gas fuels and derived products
- sale and service of FIAT car models.

The employment of the company as at 30 June 2004 was 109,4 regular posts.

The net loss as at 30 June 2004 amounted to PLN 112 thousand, whereas sales amounted to PLN 11,095 thousand.

- **ORLEN Transport Krakow Sp. z o.o.**

ORLEN Transport Krakow Sp. z o.o. was entered in the Commercial Register on 5 June 2000 and commenced operations as a subsidiary company within the Capital Group PKN ORLEN S.A. on 1 July 2000. The company was established on the basis of the assets of the former Zaklad Transportu Samochodowego.

As at 30 June 2004 the share capital of the company amounted to PLN 12,465 thousand.

The company's shareholders are:

- PKN ORLEN S.A. 98.32%
- Employees 1.68%

As at 30 June 2004, the shareholders equity amounted to PLN 9,874 thousand.

The Company's business activities include:

- domestic and international road transport and freight services,
- passenger transport services,
- sales, service and repair of motor vehicles,
- sale of solid, liquid and gas fuels and derived products.

The number of employees as at 30 June 2004 was 107.

The net loss for the 6 month period ended 30 June 2004 amounted to PLN 452 thousand, whereas sales amounted to PLN 13,558 thousand.

- **ORLEN Transport Lublin Sp. z o.o.**

ORLEN Transport Lublin Sp. z o.o. was entered in the Commercial Register on 9 June 2000 and commenced operations as a subsidiary company within the Capital Group PKN ORLEN S.A. on 1 July 2000. The company was established on the basis of the assets of the former Zaklad Transportu Samochodowego.

As at 30 June 2004 the share capital of the company amounted to PLN 16,174 thousand. The company's shareholders are:

- PKN ORLEN S.A. 98.45%
- Employees 1.55%

As at 30 June 2004 the shareholders equity amounted to PLN 18,627 thousand.

The Company's business activities include:

- domestic and international road transport and freight services,
- passenger transport services,
- sales, service and repair of motor vehicles,
- sale of solid, liquid and gas fuels and derived products.

The company is responsible for continuity of supply for 164 petrol stations owned by PKN ORLEN S.A. and provide

transport services by open load-carrying bodies and tanks for third parties. The company sells also spare parts and oils for motor vehicles, besides it provides repair and maintenance services of motor vehicles within service station authorized by Renault.

The number of employees as at 30 June 2004 was 102. The net loss for the first half of 2004 amounted to PLN 892 thousand, whereas sales amounted to PLN 5,854 thousand.

On 29 July 2004 as the consequence of satisfying all the requirements of the deal arranged between PKN ORLEN SA and Nijman Zeetank International Transport shares were taken over. As a result PKN ORLEN SA sold all the possessed shares in ORLEN Transport Lublin Sp. z o.o.

- **ORLEN Transport Olsztyn Sp. z o.o.**

ORLEN Transport Olsztyn Sp. z o.o. was entered in the Commercial Register on 29 May 2000 and commenced operations as a subsidiary company within the Capital Group of PKN ORLEN S.A. on 1 July 2000. The company was established on the basis of the assets of the former Zaklad Transportu Samochodowego.

As at 30 June 2004 the share capital of the company amounted to PLN 8,464 thousand. The company's shareholders are:

- PKN ORLEN S.A. 94.82%
- Employees 5.18%

As at 30 June 2004, the shareholders equity amounted to PLN 9,858 thousand.

The Company's business activities include:

- road transport and freight services,
- passenger transport services,
- sales, service and repair of motor vehicles,
- sale of solid, liquid and gas fuels and derived products.

The number of employees as at 30 June 2004 was 75. The net loss for the first half of the year 2004 amounted to PLN 89 thousand, whereas sales amounted to PLN 8,060 thousand.

- **ORLEN Transport Nowa Sol Sp. z o.o.**

ORLEN Transport Nowa Sol Sp. z o.o. was entered in the Commercial Register on 9 June 2000 and commenced operations as a subsidiary company within the Capital Group of PKN ORLEN S.A. on 1 July 2000. The company was established on the basis of the assets of the former Zaklad Transportu Samochodowego.

As at 30 June 2004 the share capital of the company amounted to PLN 10,091 thousand. The company's shareholders are:

- PKN ORLEN S.A. 96.75%
- Employees 3.25%

As at 30 June 2004, the shareholders equity amounted to PLN 17,832 thousand.

The Company's business activities include:

- road transport and freight services,
- passenger transport services,
- sales, service and repair of motor vehicles,
- sale of solid, liquid and gas fuels and derived products.

The number of employees as at 30 June 2004 was 123. The net profit as at 30 June 2004 amounted to PLN 213 thousand, whereas sales amounted to PLN 9,437 thousand.

- **ORLEN Transport Slupsk Sp. z o.o.**

ORLEN Transport Slupsk Sp. z o.o. was entered in the Commercial Register on 23 June 2000 and commenced its operations as a subsidiary within the Capital Group of PKN ORLEN S.A. on 1 July 2000. The company was established on the basis of the assets of the former Zaklad Transportu Samochodowego.

As at 30 June 2004 the share capital of the company amounted to PLN 8,644 thousand. The company's shareholders are:

- PKN ORLEN S.A. 97.06%
- Employees 2.94%

As at 30 June 2004, the shareholders equity of the company amounted to PLN 11,981 thousand.

The Company's business activities include:

- road transport and freight services,
- passenger transport services,
- sales, service and repair of motor vehicles,
- sale of solid, liquid and gas fuels and derived products.

The number of regular posts as at 30 June 2004 was 83,5. The net profit for the 6 month period ended 30 June 2004 amounted to PLN 12 thousand, whereas sales amounted to PLN 10,255 thousand.

- **ORLEN Transport Szczecin Sp. z o.o.**

ORLEN Transport Szczecin Sp. z o.o. was entered in the Commercial Register on 15 June 2000 and commenced its operations as a subsidiary within the Capital Group of PKN ORLEN S.A. on 1 July 2000. The company was established on the basis of the assets of the former Zaklad Transportu Samochodowego.

As at 30 June 2004 the share capital of the company amounted to PLN 3,424 thousand. The company's shareholders are:

- PKN ORLEN S.A. 99.56%
- Employees 0.44%

As at 30 June 2004 the shareholders equity amounted to PLN 3,737 thousand.

The Company's business activities include:

- road transport and freight services,
- passenger transport services,
- sales, service and repair of motor vehicles,
- sale of solid, liquid and gas fuels and derived products.

The number of employees as at 30 June 2004 was 41. The net loss for the first half of 2004 amounted to PLN 183 thousand, whereas sales amounted to PLN 2,211 thousand.

- **ORLEN KolTrans Sp. z o.o.**

ORLEN KolTrans Sp. z o.o. was entered in the Commercial Register on 13 December 2000 and commenced operations as a subsidiary company within the . Capital Group of PKN ORLEN S.A at the beginning of 2001.

The company took over from PKN ORLEN full range of activity conducted by department of tankers expedition of Dominant Company relating to tankers expedition, as well as a sewage plant and workshop.

As at 30 June 2004 the share capital of the company amounted to PLN 40,859 thousand.

The company's shareholders are:

PKN ORLEN S.A.	99.85%
Employees	0.15%

The company's business activities include the railroad servicing of loading and reloading points as well as transport of the Dominant Company's products.

As at 30 June 2004, the shareholders equity amounted to PLN 42,393 thousand.

The number of employees as at 30 June 2004 was 41.

The net profit for the 6 month period ended 30 June 2004 amounted to PLN 704 thousand, whereas sales amounted to PLN 13,540 thousand.

- **ORLEN Medica Sp. z o.o.**

ORLEN Medica Sp. z o.o. was registered on 24 November 1997. On 30 June 2004 the share capital amounted to PLN 13,273 thousand. PKN ORLEN is the sole shareholder of the company.

The company provides health-care services solely on domestic market. The services are provided to the employees of PKN ORLEN and employees of other companies of the Capital Group (labour medicine) as well as to their families in relation to both basic and specialist health care, based on the agreements concluded with the National Health Fund.

As at 30 June 2004, the shareholders equity amounted to PLN 14,108 thousand.

The number of employees as at 30 June 2004 was 108.

The net profit as at 30 June 2004 amounted to PLN 184 thousand, whereas sales amounted to PLN 7,697 thousand.

- **ORLEN Projekt S.A.**

ORLEN Projekt S.A. was registered on 28 May 1998. As at 30 June 2004 the share capital amounted to PLN 1,500 thousand. The company's shareholders are:

- PKN ORLEN S.A. 51.00%
- Employees 49.00%

The company is involved in the provision of design services in refining and petrochemical branch.

As at 30 June 2004 the shareholders equity amounted to PLN 12,491 thousand.

The number of employees as at 30 June 2004 was 181.

The net profit for the first half of 2004 amounted to PLN 155 thousand, whereas sales amounted to PLN 8,431 thousand.

- **Petrotel Sp. z o.o.**

Petrotel Sp. z o.o. was entered in the Commercial Register on 14 August 1997. As at 30 June 2004 the company's share capital amounted to PLN 8,200 thousand.

The company's shareholders are:

- PKN ORLEN S.A. 88.80%
- Employees 11.20%

The company provides telecommunication services.

As at 30 June 2004 the shareholders equity amounted to PLN 29,839 thousand.

The number of employees as at 30 June 2004 was 109.

The net profit as at 30 June 2004 amounted to PLN 2,733 thousand, whereas sales amounted to PLN 15,807 thousand.

- **Zaklad Budowy Aparatury S.A.**

Zaklad Budowy Aparatury S.A. was entered in the Commercial Register on 27 October 1998. As at 30 June 2004, the company's share capital amounted to PLN 18 million.

The company's shareholders are:

- PKN ORLEN S.A. 96.57%
- Employees 3.43%

The Company's business activities include:

- production of chemical equipment (e.g. compressors) and similar products,
- renovation and repair of instrumentation,
- design of construction documentation for instrumentation and appliances.

As at 30 June 2004 the shareholders equity amounted to PLN 17,906 thousand.

The number of employees as at 30 June 2004 was 248.

The net loss as at 30 June 2004 amounted to PLN 1,113 thousand, whereas sales amounted to PLN 7,236 thousand.

- **ORLEN Powiernik Sp. z o.o.**

ORLEN Powiernik Sp. z o.o. was registered on 19 July 2000. As at 30 June 2004 the company's share capital amounted to PLN 25 thousand. PKN ORLEN S.A. is the company's sole shareholder.

The company is involved in providing depositary services for PKN ORLEN S.A. in relation with the implementation of the Management Motivation Programme.

As at 30 June 2004 the shareholders equity amounted to PLN 2,454 thousand.

The number of employees as at 30 June 2004 remained unchanged and amounted to 2 people.

The net profit as at 30 June 2004 amounted to PLN 2,359 thousand, whereas sales revenues amounted to PLN 30 thousand.

The company realized the management motivation programme and now does not run any core activity. There were not any formal suspension of its economic activity.

- **ORLEN Budonaft Sp. z o.o.**

ORLEN Budonaft Sp. z o.o was registered on 2 January 1997. PKN ORLEN S.A. is the sole shareholder in the company. As at 30 June 2004 the share capital amounted to PLN 3,795 thousand.

The company is involved in providing construction and modernization services for retail stations.

As at 30 June 2004 the shareholders equity amounted to PLN 1,271 thousand. The number of employees as at 30 June 2004 was 187.

The net loss for the first half of 2004 amounted to PLN 479 thousand, whereas sales amounted to PLN 11,693 thousand.

- **ORLEN Laboratorium Sp. z o.o.**

ORLEN Laboratorium Sp. z o.o. was registered on 13 February 2003.

The company's shareholders are:

- PKN ORLEN S.A. 94.94%
- Employees 5.06%

As at 30 June 2004 the share capital amounted to PLN 9,915 thousand.

ORLEN Laboratorium specializes in providing laboratory and research services, as well as expertises and analyses.

As at 30 June 2004 the shareholders equity amounted to PLN 7,614 thousand. The number of employees as at 30 June 2004 was 343.

The net profit for the first half of the year 2004 amounted to PLN 1,215 thousand, whereas sales amounted to PLN 19,417 thousand.

1.3.2 Joint venture company accounted for under equity method

- **Basell Orlen Polyolefins Sp. z o.o.**

On 30 September 2002 PKN ORLEN SA and Basell Europe Holdings B.V. signed with Basell Orlen Polyolofins Sp. z o.o. the joint venture agreement.

The shareholders are:

- PKN ORLEN S.A. 50%
- Basell Europe Holdings B.V. 50%

As at 30 June 2004 the share capital amounted to PLN 907,398 thousand.

At the end of the first half year of 2004 the shareholders equity was PLN 981,166 thousand.

The company is engaged in production of plastics and the wholesale of chemical products. Initially, the company will be using installations brought by PKN ORLEN (the polyethylene production plant with production capacities reaching 150 thousand tons per year and the polypropylene production plant with production capacities of 140 thousand per year). One of the company's purposes is to build a polypropylene production plant with capacity of 400 thousand tons per year and a high density polyethylene production plant with capacity of 320 thousand tons per year. Commencing of the production in the new plants is planned at the beginning of 2005.

The number of employees as at 30 June 2004 was 381.

The net profit as at 30 June 2004 amounted to PLN 35,730 thousand, whereas sales amounted to PLN 480,133 thousand.

Until the completion of construction of new installation (NPP), there will be two production lines LDPE and two PP production lines in motion, which were contributed by PKN ORLEN S.A. After setting in motion of NPP, three out of four old installations will be closed, but new capacities will allow the company to increase production from 290 thousand tonnes to 830 thousand tons.

It is assumed that the main sources of financing NPP will be: internal financing (cash from operating activities) and external financing (loan – BOP has signed a loan agreement with a bank consortium belonging to Societe General).

NPP has been entitled 'European Transaction of the Year in the Petrochemical Industry' by Project Finance Magazine. This event proves the importance and complexity of the project and the level of engagement of people working on it.

1.3.3 Consolidated associated companies

Consolidated directly associated entities belonging to the Dominant Company within PKN ORLEN SA Capital Group are:

- **Naftoport Sp. z o.o.**

Naftoport Sp. z o.o. is the largest operator of reloading facilities of crude oil imported by sea. It was registered on 17 July 1991. As at 30 June 2004 the share capital of the company amounted to PLN 45,942 thousand.

The company's shareholders are:

▪ PKN ORLEN S.A.	48.71%
▪ Rafineria Gdanska S.A.	25.64%
▪ PERN S.A.	17.95%
▪ „PORT POLNOCNY" Sp. z o.o.	3.85%
▪ J&S SERVICE AND INVESTMENT Ltd.	3.85%

As at 30 June 2004 the shareholders equity amounted to PLN 100,175 thousand.

The company focuses on reloading of crude oil and oil products for Polish refineries as well as assurance of reloading guarantees for Mider Refinery. Naftoport's reloading capacity amounts to 23 million tons a year.

The net profit for the first half of 2004 amounted to PLN 16,588 thousand, whereas sales amounted to PLN 39,869 thousand.

- **Flexpol Sp. z o.o.**

Flexpol Sp. z o.o. was entered in the Commercial Register on 3 January 2000. As at 30 June 2004 the share capital of the company was PLN 12 million. The company's shareholders are:

▪ PKN ORLEN S.A.	40%
▪ ZML Kety S.A.	60%

Flexpol Sp. z o.o. is involved in the production of foil.

As at 30 June 2004 the shareholders equity amounted to PLN 16,304 thousand, and the company employed 117 people.

The net profit as at 30 June 2004 amounted to PLN 1,290 thousand, whereas sales amounted to PLN 42,545 thousand.

On 28 July 2004 PKN ORLEN SA sold all the possessed shares of Flexpol Sp. z o.o. in favour of PPH Gasior Sp. z o.o.

- **Chemiepetrol GmbH**

Chemiepetrol GmbH was established on 1 January 1984. PKN ORLEN purchased shares in the company on 28 April 1993. As at 30 June 2004 the share capital of the company amounted to EUR 51.1 thousand (PLN 232 thousand).

The company's shareholders are:

- PKN ORLEN S.A. 20%
- CIECH S.A. 60%
- Jurgen Kleiner 20%

The company's business activities include trading and agency services in all types of goods, in particular trade in chemical products on foreign markets.

As at 30 June 2004 the shareholders equity amounted to EUR 722.1 thousand (PLN 3,280 thousand).

The number of employees as at 30 June 2004 was 9 people.

The net loss as at 30 June 2004 amounted to EUR 75 thousand (PLN 354 thousand), whereas sales amounted to EUR 3,374 thousand (PLN 15,961 thousand).

1.3.4 Unconsolidated company of significant importance for the Capital Group – Polkomtel SA

The company was established on 19 December 1995. As at 30 June 2004 the company's share capital amounted to PLN 2,050 million. As at that date, PKN ORLEN possessed 19.61% of the share capital of the total value of PLN 436,495 thousand and the same percentage of votes on the General Shareholders Meeting.

Since 23 February 1996 Polkomtel S.A. has been one of the three entities which have a licence for the development of a GSM mobile telephony network (Systems GSM 900 and DCS 1800). On 1 October 1996 the company commenced its commercial activity in Warsaw under the trade name of "Plus GSM".

As at 30 June 2004 Plus GSM reached average market share of 32.2%, calculated according to revenues. The country area network coverage of Plus GSM amounted to 97.00%. There are estimations that this area is inhabited by 99.01% of Polish population.

The company's shareholders are:

- PKN ORLEN S.A. 19.61%
- KGHM Polska Miedz S.A. 19.61%
- TDC Mobile International A/S 19.61%
- Vodafone Americas Asia, Inc. 19.61%
- Polskie Sieci Elektroenergetyczne S.A. 16.05%
- Weglokoks S.A. 4.00%
- Tel-Energo S.A. 1.01%
- Tel Bank S.A. 0.50%

The company's business activities include:

- design, installation, operation, and management of a GSM system,
- mobile telephony services,
- sales of GSM Systems-related products and services.

The net profit as at 30 June 2004 amounted to PLN 427,660 thousand, whereas sales amounted to PLN 2,686,901 thousand.

Since 20 December 2000 the Company has had a licence for the provision of the third generation UMTS mobile telephony services. The main directions of the company's operations in 2004 are directed to utilize new opportunities arising from application of new technologies, to keep clients and to adapt the company to new legal regulations.

II. CHANGES IN ORGANISATION AND MANAGEMENT OF CAPITAL GROUP COMPANIES AND IMPACT OF EXTERNAL AND INTERNAL FACTORS ON OPERATIONS OF CAPITAL GROUP

Currently in force organizational and legal acts within the Framework Organizational Rules and Regulations of PKN ORLEN were approved by the Management Board on 18 June 2002. According to the Regulations, organisational structure of PKN ORLEN consists of Head Offices in Plock and Warsaw, Production Department in Plock and 12 Regional Organizational Units in Bialystok, Gdansk, Katowice, Krakow, Lublin, Nowa Wies Wielka, Plock, Poznan, Rzeszow, Szczecin, Warszawa and Wroclaw having the status of an employer within the meaning of Art. 3 of the Labour Code. Regional Organizational Units (Regions) are composed of Regional Wholesale and Logistics Offices, Regional Retail Trade Offices, Regional Investment and Maintenance Offices, Regional Financial Offices and Financial Offices. In relation to the continuous development of the Company and increase in efficiency of activities of individual organizational units, analytical works concerning possible modification of management rules currently in force have been launched.

The Supervisory Board of PKN ORLEN decided to extend the number of the Members of the Management Board from 5 to 6. On 1 June 2004 the Management Board of the Company took a decision on change of the Framework Organizational Rules and Regulations of the Company by the change of responsibilities of Members of the Management Board:

President of the Management Board – General Director,
Vice-President of the Management Board, Wholesale and Logistics,
Vice-President of the Management Board, Chief Financial Officer
Vice-President of the Management Board, Human Resources and Management Systems Director,
Vice-President of the Management Board, Strategy and Capital Investments,
Member of the Management Board, Retail Sale and Marketing.

The composition of Reporting Directors was also extended. Following position were created: Director of Control and Security Office, Director of UNIPETROL Holding Integration, Director of Production's Alliances and Alternative Energy Sources and Director of Margin Optimization.

During the 6 month period ended 30 June 2004 the preparation of the new concept of segment management of the Dominant Company was launched. It was based on international standards applied in international fuel companies, by working out a new organization structure adjusted to the requirements of the realization of the strategy of development and increase in value of PKN ORLEN S.A.

During the 6 month period ended 30 June 2004 the new project was set up. The aim of this project is to work out and to standardize procedures of purchase and investment in fuel station effective in the Company. It will enable to introduce a significant mechanism of hedging risk in the operation activities.

During the period from 1 January 2004 to 30 June 2004 intensive activities were taken in connection with realization of following projects: value based management and comprehensive operational cost cutting programme. They covered all the business areas of PKN ORLEN S.A.

In the 6 month period ended 30 June 2004 PKN ORLEN S.A. started numerous activities connected with organizational changes in PKN ORLEN Capital Group:

- **Disinvestment process**
  - in transportation companies:
    - establishment of the branch group with ORLEN Transport Plock Sp. z o.o. as a dominant company by purchase of shares of two transportation companies in Warsaw and Poznan; the completion of consolidation process is planned for the end of 2004,
    - disposal of shares of ORLEN Transport Lublin Sp. z o.o. to the external investor,
    - there is also work in progress on disposal of successive transportation companies; management buyout or disposal to an external investor are considered,
  - in maintenance companies :
    - disposal of eight maintenance companies within the privatization process and management buyout (as a form of privatization approved by employees of privatizing companies) were completed,
    - the solid branch group with Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. as a dominant company was set up by purchasing five service companies, what guarantees the stable performance of these entities without participation of external investors,
  - in resting companies:
    - disposal of four companies is in process: DW Mazowsze Sp. z o.o., ZW Mazowsze Sp. z o.o., SAMRELAKS Machocice Sp. z o.o. oraz ZAWITAJ Swinoujscie Sp. z o.o. The assumed ways of disinvestment process is either management buyout or sale to external investors. The completion of the process is planned for 4 quarter of 2004.
- **Consolidation process**
  - in strategic entities – distributors, so-called RMO (Regional Market Operators) - the strategy assumes repurchase of shares and stakes from minority shareholders, in order to reach extensive control over these entities. The increased control by PKN ORLEN S.A. will enable the realization of own employment policy in those companies. After completion of this process the company will held 100% shares in those companies operating as Regional Market Operators. The increase in the capital employed will enable to lead the restructuring process in accordance with the Company's policy. The process will aim be aiming at separating the companies' assets related to wholesale, retail sale and logistics and then integrating them within PKN ORLEN S.A.. These activities aim to achieve synergy effects through optimal management of wholesale fuel trade.

- **Anwil, IKS, ORLEN GAZ, ORLEN ASFALT, Basell Orlen Pololefins**

- These companies conduct wide-range investment projects, which will result in improvement on the companies functioning in the strong competition market and will contribute to an increase in value of the capital group PKN ORLEN.

Except the above mentioned changes completed during the 6 month period ended 30 June 2004, there are also important external factors having an impact on the activity and on the results of Capital Group as well as internal actions, undertaken in order to ensure high economic efficiency.

The most important external factors having an impact on the results of Capital Group are the following ones:

- **Economic growth**

An increase in GDP in the first half of the year 2004 amounted to 6.5%. An increase in GDP was mainly influenced by an increase in domestic demand and general consumption. In the first half of the year 2004 the domestic demand increased by 5.4% and the general consumption by 3.4% (including an individual consumption's increase by 3.9%). A fast rate of the economic growth in Poland may have a positive influence on the increase of the consumption of liquid fuels.

- **Unemployment rate increase**

At the end of June 2004 the unemployment rate was slightly lower than at the end of first half of the year 2003. The unemployment rate at the end of June 2003 amounted to 19.7% compared with 19.5% at the end of June 2004. The high unemployment rate is a factor that limits domestic demand and influences negatively the sale of Capital Group products.

- **Inflation**

The data delivered by the Central Statistics Office (CSO) show, that the average price of consumption goods and services increase in the first half of the year 2004 was lower than in the first half of the year 2003 (2.6% compared with 0.9%).

- **Crude oil prices, refinery products and margins**

Changes in crude oil prices as well as huge fluctuations in prices of finished goods on the world markets, result in significant variations in margins received by PKN ORLEN SA and the refineries being part of the Capital Group. During the 6 month period ended 30 June 2004 there were large fluctuations in crude oil prices. The average price of Brent barrel increased in comparison to the first half of the year 2003 by 17.1% to the level of 33.69 USD/bbl. Additionally during the 6 month period ended 30 June 2004 a huge increase in margins on gasoline and diesel oil,

what influenced positively the results of the Group. Margins on gasoline increased by 48.8% to the level of 122.60

USD/ton, on diesel oil by 1.2% to the level of 72.32 USD/ton. Margins on Ekoterm fell by 2.5% to the level of 46.53 USD/ton. Simultaneously an increase in refinery margins by 33.0% to the level of 4.80 USD/bbl was observed (according to PVM publications).

- **Fluctuation of foreign exchange rate**

The exchange rate fluctuations have significant impact on sales revenue and results of the Company (in connection with adjusting fuel prices on the basis of the import parity), costs of crude oil and other raw materials as well as financial costs related to the debt denominated in foreign currencies. Purchases of crude oil and other raw materials realised by the Company are denominated in USD and EUR, although the majority of revenues are realized in PLN. As a result of the above trends, changes in the exchange rate of PLN against foreign currencies have a significant impact on the results achieved by the Capital Group. The average annual exchange rate of USD remained at nearly the same level in the 6 month period ended 30 June 2004 compared with the 6 month period ended 30 June 2003 (calculated as an arithmetical average of daily exchange rates of the National Bank of Poland within the period from 1 January to 30 June). Simultaneously, the EUR exchange rate increased by 10.8% to the level of PLN 4.73.

- **Changes in fiscal policy and current law regulations**

In 2003 corporate income tax rate amounted to 27% however in 2004 corporate tax rate decreased to 19%. The lower level of the tax rate influences positively the net results of the Capital Group. Changes in excise tax and VAT regulations resulting from Poland's accession to the European Union have also a significant impact on economic performance of the Group.

Fiscal policy concentrates on the extension of the subject range and an increase in excise tax rate on crude oil products. In the conditions of increase in raw material prices this is an additional barrier which limits the possibility of transfer of operating costs to selling prices of products.

- **Mandatory reserves**

In connection with the duties, resulting from the membership in the European Union, Poland is compelled to reach the level of 90-days mandatory reserves of fuels, constituting the assurance of the energetic safety for the country. As a consequence, the producers and importers of fuels have been obliged to create the mandatory reserves. The current schedule of creation reserves of liquid fuels is specified in the Decree dated at 14 June 2002, implemented on 1 July 2002. The reserves are created on the basis of production and import quantities, realized by a company in the previous year, less export. In 1999 and each of the following years the level of mandatory reserves required increases by further 2% in order to reach the level of 76 days of production or imports of the entity as at the end of 2008. Moreover the Ministry of Economy is responsible for setting of economic liquid fuel reserves in quantity equal to 14 day fuel consumption in a certain year. This responsibility can be transferred to PKN ORLEN S.A.

The Dominant Company builds and maintains mandatory reserves of fuels (gasoline, diesel oil, Ekoterm) and crude

oil (according to the Decree PKN ORLEN S.A. has a permission to create up to 80% of mandatory reserves in crude oil). Mandatory reserves are stored first of all in the Underground Warehouses for Crude Oil and Fuels in IKS 'Solino' S.A., own warehouses located in the whole country as well as those belonging to the company Naftobazy Sp. z o.o. The cost of underground storage of crude oil and fuels is significantly lower than in case of overground warehouses.

- **Increase in car sales**

During the 6 month period ended 30 June 2004 higher demand on the domestic car market was observed. According to companies analysing the motor market, new car sales during the 6 month period ended 30 June 2004 increased by about 12.5% to the level of over 192 thousand cars in comparison to the first half of the previous year. In May and June 2004 an increase in used car import was observed. It was connected with the legal regulations resulting from Poland's accession to the European Union. An increase in sales of new cars influences favourably a rise in fuel consumption in Poland.

- **Domestic fuel consumption**

An estimated domestic fuel consumption (fuel, diesel oil and light heating oil) based on data from Nafta Polska S.A. in the 6 month period ended 30 June 2004 amounted to 6,110 thousand tons, which constituted an increase by 8% compared with consumption observed in the same period of 2003.

- **Customs regulations**

Abolishment of restrictions in customs regulations on Polish saltpetre in the European Union after 1 May 2004 and abolishment of antidumping customs duty on fertilizers from ZA Pulawy to the European Union – impacted on an increase in export, which caused that the price competition with the biggest competitor was not so big (lower quantity of saltpetre from Pulawy were directed on the domestic market).

Thanks to the product diversification and abolishment of customs restrictions, ANWIL SA will be able to allocate its fertilizers easier on the European markets.

The following internal factors influenced the results achieved by Capital Group of PKN ORLEN S.A. during 6 month period ended 30 June 2004:

- **Loyalty programs development in the Dominant Company**

VITAY program is a loyalty scheme designed for the individual clients visiting ORLEN fuel stations on the regular basis. VITAY was implemented on 14 February 2001. Until 30 June 2004 VITAY has gained over 4.8 million of participants and was introduced in 1,559 fuel stations, including 1,309 own station, 215 patronage stations and 35 franchise outlets. The clients, while purchasing under the program conditions are granted VITAY points, which can be traded later in petrol or VITAY gifts.

The Dominant Company's offer for enterprises possessing their own means of transportation is called FLOTA POLSKA. At the end of June 2004 it was implemented in case of 4,500 fleets. Fuel Fleet Cards are designed for clients that wish to take part in user friendly and financially beneficial system of fuelling and basic car service.

- **Investment program in the Dominant Company**

The increase of the Dominant Company effectiveness during the 6 month period ended 30 June 2004 was to a great extent the consequence of investment processes in such areas as production and marketing:

- Desulphurisation of Cracking Fuel Installation (OBK), the aim of this investment is to decrease of unit costs of petrol production containing sulphur < 50 ppm and enable production of non-sulphur petrol (containing sulphur < 10 ppm),
- Hydrogen Recycling Installation, the aim of this investment is to optimise the economy of streams of hydroforming of refinery and petrochemical origin in the Production Plant in Plock,
- Intensification of installation of Olefin II to the level of 700 thousand ton ethylene/year, this will enable an increase in production of ethylene, propylene and butadiene – raw materials for domestic chemical sector,
- Decisions to establish companies for:
  Building and exploitation of installation of Ethylobenzene in the Production Plant in Plock;
  Building and exploitation of combustion of production waste material in the Production Plant in Plock
- Warehouses – in the frame of optimisation process of logistic network a gradual modernisation of storage basis is being proceeded which will enable to lower distribution costs, to adjust storage basis to the strictest environment requirements and to increase the technical security of exploitation.
- Biofuel – investments of usage bio-fuel to fuels in Production Plant and Storage Basis. An investment of usage bio-components to diesel oil in the Production Plant is in progress.

- **Optimisation projects in the Dominant Company**

Implemented Profit Increase Program (PIP) and PIMS used for optimization of production process, bring measurable effects in reduction of costs. Cooperation with the company Shell Global Solutions will result in installations' production time optimisation and in a decrease of maintenance costs. The program will ensure the unification of risk management methodology within the whole Production Plant and will contribute to the improvement of production installation work. Currently the program is in the phase of implementation of procedures and practice worked out in the cooperation with consultants in all the aspects of the maintenance economy. During the implementation the basic tool of the risk management in the Production Plant in Plock was created.

- **Risk Management System in the Dominant Company**

The Dominant Company initiated in the first quarter of 2004 the implementation of market risk management and decided to implement management of hedge transactions supporting system. The works on implementation of

Measurement and Risk Analysis System based on Cash Flow at Risk methodology came into the last stage. The system enables quantification of the profit exposed to risk and investigation of influence of hedge transaction on the Company results. In order to formalize the risk management process relevant procedures were implemented and the Risk Committee was set up to control the PKN ORLEN's exposure to risk and to take decisions on concluding hedging transactions.

- **Consolidation of lubricant assets**

On 1 July 2004 the Dominant Company signed an agreement on disposal of property constituting an integral part of the company functioning in the structure of PKN ORLEN S.A. as the Lubricant Department. The purchaser of the mentioned property is ORLEN Oil Sp. z o.o. located in Krakow. The above deal represents a further step in the restructuring process carried out by PKN ORLEN S.A.. The project's aim is to consolidate the production and sale of engine oils and lubricants in the PKN ORLEN Capital Group. It is also a further stage in the process of integrating the production of base oils and the production and sale of finished products such as engine oils and lubricants.

On 18 August 2004 the so far initial capital of ORLEN Oil at the value of PLN 43,558 thousand was increased by PLN 31,535 thousand it means to the amount of PLN 75,093 thousand. Stakes in the increased capital were covered by cash by PKN ORLEN S.A.

After the capital increase in the company ORLEN Oil, the stake of PKN ORLEN S.A. in the capital increased from 9% to 47.2%. The remaining stakes are possessed by Rafineria Trzebiania S.A. (43.8%), Rafineria Nafty Jedlicze S.A. (4.5%), Rafineria Czechowice S.A. (4.5%). The aim of capital increase is to gain financial resources for financing acquisition of property incorporated in Lubricant Department of PKN ORLEN S.A. The undertaken steps aims to realize a strategy of consolidation lubricant assets of PKN ORLEN around ORLEN Oil to create a uniform centre to manage oil business segment in PKN ORLEN S.A.

- **Implementation of efficiency plans in the Dominant Company**

At the end of 2002, the Company's Management Board decided to implement two significant efficiency plans during the period 2003-2005 – value based management system and a comprehensive operational cost cutting programme. The first plan will allow the Company to introduce modern management methods, make optimal decisions and improve managers' qualifications, which will contribute to an increase of the Company's value and improve the shareholders' perception of the Company. The second plan will ensure a decrease in a significant part of operating costs in all the areas of the Company's activities. Detailed description of these programs is covered by the chapter V of the financial statements.

- **Restructuring Program of Rafineria Nafty Jedlicze S.A.**

Continuation of restructuring program of the company and subsidiaries of Capital Group RN Jedlicze S.A. will enable to increase obtained effects in the area of optimization of own costs and external services. The further activities to intensify technological discipline and to implement new projects on costs of raw material and energy costs optimization are conducted. Activities aiming at increasing sales of own fuels and wholesale will be intensified.

III. CURRENT AND PROJECTED FINANCIAL POSITION OF THE CAPITAL GROUP

3.1 PRODUCTION

The volume of crude oil processed in the first half of 2004 amounted to PLN 5,956 thousand ton and was lower by 1.2% in comparison to previous year. Improvement of hydrocracking ("HK") installation performed in previous year allowed increasing throughput of white products to the level of 81.18% (in the first half 2003 throughput amounted to 79.83%).

The most important events within production activity were:

- in February an agreement with UHDE Edeleanu was signed, which is a contractor for technical project - installation of Desulphurisation of Cracking Fuel. Launching of installation is planned at the turn of 2005 / 2006,
- prospects of introduction in Poland restricted norms for finished motor fuel and decreasing the content of sulphur to the level of 50 ppm since 1 January 2005 has caused necessity of conduction an industrial test conduction with desulphurisation of cracking fuel on Reforming NHT knot. Favourable results of this test will allow for production of fuel in compliance with the European Union requirements since 2005 in spite of lack of OBK,
- prospects of introduction of restricted norms for finished diesel oil and, connected with that decreasing the content of sulphur, has caused necessity of inventory exchange in storage bases. In relation to that since 1 June there was a production of City Diesel Oil was launched, with content of sulphur amounting to 10 ppm. Since 5 July 2004 the Company is ready for production of Diesel Oil Ekodiesel Ultra with content of sulphur amounting to 10 ppm,
- energy initiation of KPRKO programme (Comprehensive Operational Cost Cutting Programme) was implemented; the initiation consists of production of additional quantity of electric energy by an effective use of a low pressure street steam in thermal-electric power station,
- in July an initiation of Profit Improvement Programme – PIP was implemented (realized in cooperation with KBC in years 1999-2002) concerning directing of slop wax (until now returned to the process) to vacuum gas oil fraction (VGO) on HOG installation. This solution allowed to increase of desulfurizated charge to the FCC 2 installation, which caused significant decrease of sulphur in cracking fuel.

3.2 INFORMATION CONCERNING THE BASIC PRODUCTS AND SERVICES AS WELL AS SALES MARKET AND SUPPLY SOURCES FOR COMPANIES OF THE CAPITAL GROUP

Information concerning the basic products and services as well as sales market and supply sources for the Capital Group are presented further in the Additional Information.

3.3 FINANCIAL RESOURCES MANAGEMENT

During the 6 month period ended 30 June 2004 net financial indebtedness of the Capital Group decreased significantly. Net financial debt to equity ratio (calculated as loans, borrowings and debt securities less cash and other financial assets to equity) decreased from the level of 35.4% as at the end of first half of 2003 to the level of 12.2% as at the end of first half of 2004, what indicates the increased potential of financial funds to be obtained. The structure of financial liabilities in relation to their maturity and as well as to currency in which indebtedness is denominated is positively perceived by the external financial institutions.

During the 6 month period ended 30 June 2004 net financial indebtedness of the Dominant Company decreased significantly. Net financial debt to equity ratio decreased from the level of 35.7% as at the end of first half of 2003 to the level of 13.5% as at the end of first half of 2004.

Share of credits and loans in the Dominant Company:	30 June 2003	30 June 2004
Long term	0%	92%
Short term	100%	8%
in USD	36%	47%
in EUR	15%	45%
in PLN	49%	8%

In the 6 month period ended 30 June 2004 the Dominant Company used terminable part of the consortium loan of the long term type obtained from the foreign market and in small part benefited from short term credits, both reducing loans and loans on current accounts, provided by domestic banks, issued short term debt securities within the security issuance programme. Revolving part of the consortium loan is still available for use.

The Company pays a great attention to the efficient cash-flows management within its accounts. Since February 2001 a system of financial resources concentration for the whole Capital Group has been in operation. At the end of June 2004 there are 13 companies of the Capital Group active in the automatic system, whereas the whole Capital Group achieves measurable financial gains from optimisation of its current liquidity.

Taking into account the possibility of limiting bank charges and improvement of so far organization of bank services and, in the sequence, including companies within the Capital Group to the same bank service and decentralisation of resources management, the Dominant Company performed reorganisation of its cooperation with banks. As the result of the tender action on the current bank service very favourable prices for bank services were obtained. Five banks with the highest credibility and equity were chosen for complex service providers; the banks have great experience in managing cash on Polish and foreign markets. The integration and improvement of bank service conditions for particular companies from the Group will be the next step of reorganization.

Financial results of PKN ORLEN S.A. might fluctuate due to the change of market factors, and in particular due to fluctuations of quotation of products, foreign exchange rates and interests rates. The superior aim of the Company in relation to the market risk management is to keep changes in cash flows related to its statutory activity within the limits. The Dominant Company manages the risk on which it is exposed, limits changes in future cash

flows and limits the potential economic losses occurring as the result of events which may have negative influence on the result or going concern. Policy and strategy of derivative instruments' usage is described and monitored by the Management Board of PKN ORLEN.

In case of exposure USD/PLN there is a natural hedge existing which means that the exchange rate risk resulting from oil crude purchase is balanced by revenues from sale of products for which price depends on USD/PLN rate. Besides, in the first half of 2004 swap transactions closed in 2003 were realised, what stabilized cash flows in EUR from sale of petrochemical products which were closed back in 2003. Expiration of the above transactions is forecasted for 2006.

In the first half of 2004 the Dominant Company started to apply hedge accounting to better protect itself from the market risk and decided to introduce a system supporting managing of hedges. Implementation work for a system of risk measurement and analysis based on Cash Flow at Risk methodology also has entered the last phase. The system enables quantification of profit exposed to risk and testing the influence of hedge transactions on results of PKN ORLEN S.A. In order to formalize the process of risk management appropriate procedures were implemented and Risk Committee monitoring exposure of PKN ORLEN S.A. on risk and taking decisions concerning closing of hedge transactions was established.

Detailed information on maturity dates of credits, loans and debt securities received by the Capital Group PKN ORLEN S.A. are presented in notes 22D, 23C and 23D to Capital Group PKN ORLEN S.A. consolidated financial statements for the 6 month period ended 30 June 2004.

During first half of 2004 the entities from the Capital Group (excluding the Dominant Company) incurred following significant loans:

- **Rafineria Nafty Jedlicze S.A.**

- loan granted by Polska Kasa Opieki S.A. in Warsaw up to the amount of PLN 30,000 thousand to finance operations, amount of loan to be repaid: PLN 28,022 thousand; maturity date – May 2007,

- **Rafineria Trzebinia S.A.**

- loan granted by Bank Handlowy w Warszawie branch in Cracow to finance operations for Orlen Oil, amount of loan to be repaid: PLN 17.002 thousand; maturity date – November 2004, credit pledged on bank account,
- loan of Naftowax granted by Bank Handlowy to finance operations, amount of credit to be repaid: PLN 6,124 thousand; maturity date – April 2005, guaranteed by Rafineria Trzebinia SA in 100%,

- **ORLEN PetroTank Sp. z o.o.**

- investment loan granted in CHF, amount of loan to be repaid: CHF 6,028 thousand; maturity date: December 2006,
- middle term loan granted by BPH, in amount of PLN 15,000 thousand; maturity date: March 2006,

- short term loan granted by Bank Handlowy in the amount of PLN 20,000 thousand; amount of loan to be repaid: PLN 14,863 thousand; maturity date: December 2004,

- **ORLEN PetroProfit sp. z o.o.**

- short term loan granted by Bank Handlowy branch in Lublin, up to the amount of PLN 5,000 thousand, used by 30 June 2004: PLN 4,276 thousand; maturity date – renewable weekly,
- short term loan granted by Bank Handlowy branch in Lublin up to the amount of PLN 3,500 thousand, used by 30 June 2004: PLN 3,500 thousand; maturity date - October 2004,
- short term loan granted by PKO S.A. V branch in Lublin, up to the amount of PLN 2,000 thousand, used by 30 June 2004: 1,567 thousand; maturity date - September 2004,
- short term loan granted by Raiffaeisen Bank Polska, up to the amount of PLN 3,000 thousand, used by 30 June 2004: PLN 3,010 thousand maturity date – renewable quarterly,
- long term loan granted by Kredyt Bank branch in Lublin, up to the amount of PLN 4,200 thousand; used by 30 June 2004: PLN 3,796 thousand; maturity date – June 2006,

- **ORLEN PetroZachod Sp. z o.o.**

- short term loan granted by PKO BP S.A. Poznan, up to the amount of PLN 2,200 thousand, as at 30 June 2004 used PLN 1,008 thousand; maturity date – December 2004. Pledges: pledge on goods for resale PLN 5,200 thousand plus pledge on tractors,
- short term loan granted by PKO BP S.A. Poznan, up to the amount of PLN 1,700 thousand, as at 30 June 2004 used PLN 1,700 thousand; maturity date – August 2004. Pledges: mortgaged property,
- short term loan granted by Bank Handlowy w Warszawie up to the amount of PLN 5,000 thousand, as at 30 June 2004 used PLN 5,027 thousand; maturity date – December 2004; pledges: mortgaged property,
- long term loan granted by Bank Handlowy w Warszawie up to the amount of PLN 6,500 thousand, loan to be repaid PLN 2,168 thousand; maturity date - March 2006.

- **ORLEN Morena Sp. z o.o.**

- appendix no. 3 from June 2004 to short term loan in current bank account granted by Bank Millennium in Warsaw up to the amount of PLN 3,000 thousand; maturity date – June 2005,
- short term loan in current bank account granted by Bank Handlowy w Warszawie, up to the amount of PLN 3,250 thousand; maturity date – July 2004.

- **Ship Service S.A.**
- loan in the amount of USD 2,300 thousand, Bank Handlowy, amount of loan to be repaid: PLN 8,567 thousand; maturity date – November 2004,
- loan in the amount of PLN 2,000 thousand., Nordea Bank Polska S.A., an amount of loan to be repaid PLN 1,606 thousand; maturity date – September 2007.
- loan in the amount of PLN 6,600 thousand, Bank Handlowy, an amount of loan to be repaid: PLN 6,586 thousand; maturity date – November 2004,
- loan in the amount of PLN 8,700 thousand, BNP PARIBAS, an amount of loan to be repaid: PLN 3,561 thousand; maturity date – December 2004,

- **Petrolot Sp. z o.o.**
- loan in current bank account in BRE Bank S.A. up to the amount of PLN 10,000 thousand; used amount: PLN 7,728 thousand, maturity date – September 2004,
- loan for investment financing granted by Bank Slaski S.A. in the amount of PLN 11,200 thousand, an amount of loan to be repaid PLN 7,948 thousand; maturity date – December 2009.

- **ORLEN Gaz Sp. z o.o.**
- loan in current bank account in Pekao S.A. in the amount of PLN 4,400 thousand; an amount of loan used PLN 4,350 thousand; maturity date – September 2004,
- loan in current bank account in Citibank in the amount of PLN 5,500 thousand; an amount of loan used PLN 1,977 thousand; maturity date – January 2005,

- **ORLEN Deutschland AG**
- loan in the amount of EUR 19,223 thousand granted by HSH,
- other loans amounting to EUR 11,979 thousand.

3.3.1 Loans, sureties and guarantees granted to employees and companies of the Capital Group

By the resolution of an Extraordinary General Meeting of PKN ORLEN S.A. dated on 8 Aprli 2004 changes to the "Regulation of Privatisation Fund Usage" were introduced; a number of companies entitled to use the fund increased by adding companies established as the result of restructuring process in PKN ORLEN S.A., which will take part in the project related to Technology - Industrial Park in Plock. It became also possible to use resources form the Privatisation Fund in the form of loans granted for purchase of shares for management buyouts. Possibility of obtaining resources in this way will enable the process of disinvestment decreasing social unrest among the companies' employees.

After obtaining the necessary opinions, including trade unions' opinions, on 9 August 2004 new regulation no. 33/GD/2004 entered into force. This regulation concerns borrowings granted from Privatisation Fund of Polski Koncern Naftowy ORLEN S.A., which describes procedures of granting the borrowings in details.
In connection with lack of borrowings repayment in first half of 2004 the following transfer of equity shares to PKN ORLEN S.A. took place: ORLEN Transport Kedzierzyn Kozle Sp. z o.o. – 3 shares, ORLEN Transport Nowa Sol Sp. z o.o. – 15 shares, ORLEN Transport Plock Sp. z o.o. – 1 share, ORLEN Transport Krakow Sp. z o.o. – 96 shares, ORLEN Transport Slupsk Sp. z o.o. - 15 shares, ORLEN Transport Olsztyn Sp. z o.o. - 93 shares. Transfer of the above listed shares took place for the total amount of PLN 31.5 thousand. The closing balance of indebdteness as at 30 June 2004 included interests amounts to PLN 1,631,491.34.
Closing balance of borrowings granted from the Company's Social Fund to employees and pensioners of the Company as at 30 June 2004 amounted to PLN 15,233.3 thousand, whereas closing balance of borrowings granted to the employees of consolidated companies from the Capital Group, which signed an agreement with PKN ORLEN S.A. on having a common social activity, amounted to PLN 2,528.9 thousand.

As at 30 June 2004 off-balance sheet liabilities of the Dominant Company (presented in standalone statement) due to sureties and guarantees amounted to PLN 1,411 million:

subsidiaries on benefit of which guarantee and sureties were granted	in PLN (in thousand)	maturity date
ORLEN PetroTank Sp. z o.o. Widelka	43,867	2005-03-31
Rafineria Nafty Jedlicze S.A.	25,000	2006-12-20
ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	182	2006-03-31
ORLEN Deutschland AG	195,315	2005-01-31
ORLEN Deutschland AG	386,074	2005-05-31
ORLEN Deutschland AG	136,266	2004-07-28
Total	**786,704**	-

subsidiaries on benefit of which guarantee and sureties, pledge on shares were granted	in PLN (in thousand)	maturity date
Basell Orlen Polyolefins Sp. z o.o.	453,699	2013-12-31
Basell Orlen Polyolefins Sp. z o.o.	170,332	2005-01-11
Total	**624,031**	-

The key item of off-balance sheet pledges are the sureties granted to the banks in the form of guarantee letters and corporate warrantees with aim to hedge liabilities of ORLEN Deutschland AG resulting from its fuel trade activity.

Pursuant to the registered share pledge agreement dated 19 December 2003, PKN ORLEN established for the benefit of Kredyt Bank S.A. located in Warsaw (acting as the Security Agent) (the "Security Agent") a registered pledge, and as the temporary security until the date of entering the registered pledge into pledge register an ordinary pledge (i.e., a pledge under Article 327 et seq. of the Civil Code), in respect of all the shares held by PKN ORLEN in the share capital of the BOP, i.e. 907,398 shares with a nominal value of PLN 500 each, which shares represent 50% of the share capital of the Joint-Venture Company, and entitle the shareholder to exercise 50% of the votes at the Shareholders Meeting of the Joint-Venture Company. Upon registration of the registered pledge the ordinary pledge shall expiry.

The pledge established pursuant to the share pledge agreement dated 19 December 2003, provides a security for repayment of present and future pecuniary claims of the pledgee under the Hedging Intercreditor Agreement up to the maximum amount of 750,000,000 Euro.

On 23 January 2004 the entry to the pledge register in respect of all the shares of the BOP held by the Company was made.

The other companies of the Capital Group of PKN ORLEN during 2003 granted the following borrowings, sureties and guarantees:

- **Rafineria Trzebinia S.A.**

- BH Warsaw – surety agreement of the short-term loan for Energomedia Sp. z o.o, amounting to PLN 1,100 thousand; expiration date: 31 December 2004,
- BH Warszawa – surety agreement of the short-term loan for Naftowax, amounting to PLN 7,200 thousand; expiration date: 9 July 2005,
- BPH Chrzanow – surety agreement of the short-term loan for Naftowax, amounting to PLN 6,000 thousand; expiration date: 31 March 2006,
- Handlowy Leasing – agreement to bill of exchange granted for ORLEN Asfalt, PLN 3,795.5 thousand; expiration date: 30 October 2005,
- Customs Office in Krakow, PLN 2,859.4 thousand; expiration date: 30 April 2005,

- **ORLEN PetroTank Sp. z o.o.**

There are contingent liabilities in the off-balance sheet evidence in the amount of PLN 29,961,740.58. This liability concerns three agreements of rent pledge granted to a company „Locum" Sp. z o.o. in Szczucin, by prior Management Board of ORLEN PetroTank. In accordance with these agreements „Locum", renting offices and commercial space to other entities for example to a bank, supermarket, foreign currency exchange office, boutiques, etc., obligates ORLEN PetroTank to paying the rent and incurring all costs connected with renting and using rented space only in a manner as previous hirers did, in case one of them resigns from the rent. In this situation ORLEN

PetroTank will be obliged to pay conventional penalty in the amount of 50% of monthly rent. These agreements are signed for a defined period expiring 26 June 2012. Since it was signed, i.e. 26 June 2002 the company did not receive any information that any of hirers resigned.

- **Ship-Service S.A.**

- borrowings for Ship-Service Agro in the amount of PLN 1,000 thousand; expiration date – September 2004,
- borrowings for Bor-Farm in the amount of PLN 331 thousand; expiration date – 33% till October 2004, 66% till October 2005,
- surety for Bor-Farm in the amount of PLN 150 thousand; expiration date – September 2004,
- surety for Bor-Farm in the amount of PLN 200 thousand; expiration date – December 2004,
- bill of exchange surety issued by Ship-Service Agro in the amount of PLN 6,000 thousand; expiration date – no term stated.

- **Petrolot Sp. z o.o.**

For an order of Petrolot Sp. z o.o. there was issued by Bank Handlowy S.A. guarantee amounting up to PLN 9 million, for the period ended 3 November 2004.

- **Zaklad Budowy Aparatury S.A.**

- guarantee of proper accomplishing granted to ALSTOM POWER. Value of guarantee EUR 532.5 thousand; expiration date – July 2007, pledge: bank deposit,
- guarantee of proper defects removal granted for ALSTOM POWER. Value of guarantee EUR 19.2 thousand; expiration date – May 2007, pledge: bill of exchange,
- guarantee of warranty granted for LURGI BIPRONAFT. Value of guarantee EUR 80.8 thousand; expiration date – January 2006, pledge: security,
- guarantee of warranty granted for LURGI BIPRONAFT. Value of guarantee EUR 704 thousand; expiration date – January 2006, pledge: security,
- guarantee of proper accomplishing granted to CARGILL POLSKA. Value of guarantee EUR 102.2 thousand; expiration date – December 2004, pledge: fixed assets.

3.3.2 Bond issuance

Bonds issue is flexible and effective instrument of gathering financial funds used for payment of current liabilities and repayment of matured securities. Issue is made in form of public auction, in which Bank Handlowy w Warszawie S.A., Bank Pekao S.A. and BRE Bank S.A. participate. The issue is conducted by the bank, which offer the most favourable profitability of issued securities.

In the 6 month period ended 30 June 2004 PKN ORLEN S.A. was issuing three month bills. On maturity date bills were repurchased or they were rolled (new issue), if cash was needed, prolonging the period of financing.
Under the Bond Issue Program the Dominant Company is able to issue bonds up to the total indebtedness amount not exceeding PLN 700 million. As at 30 June 2004 the indebtedness of the Dominant Company from bond issuance amounted to PLN 99 million, of which PLN 33 million were purchased by the Capital Group companies, including PLN 24 million to companies consolidated under full method.
Other companies of the Capital Group PKN ORLEN S.A. did not issue securities in the 6 month period ended 30 June 2004.

3.3.3 Cash management

Financial situation of the Dominant Company remains stable and safe. The Dominant Company has high creditability, which enables it to receive quick and relatively inexpensive external financing. The consortium loan in the amount of EUR 500 million arranged back in 2003 enables the Dominant Company to stabilize the structure of liabilities and reduced the need for loans from the domestic banks. The recovered bank limits may be used by the companies of the Capital Group and again by the Dominant Company. Simultaneously, the continuation of the bonds issuance program enable to use less expensive than banks sources of financing.
Taking into account available resources on bank accounts during the first half of 2004, short term financial investments were made. Resources from current inflows were used for repayments of overdraft or financing loans, located on automatic overnight deposits, invested in bonds and *buy sell back* securities.

3.4 PROFIT AND LOSS STATEMENT

3.4.1 Revenue

In the 6 month period ended 30 June 2004 sales of finished products, goods for resale and materials of the Capital Group PKN ORLEN amounted to PLN 18,651,959 thousand, which is 22.4% more than in the 6 month period ended 30 June 2004. Significant influence on increase of sales income had consolidation of companies acting in Germany, which brought in PLN 1.7 billion revenue from sales more than in the same period of 2003 (activity in Germany is consolidated since March 2003). Increase in sales of the Capital Group was realised also due to favourable macroeconomic factors. In the first half of 2004 the level of prices of crude oil on the worldwide markets was higher in comparison to the first half of 2003 (increase in petrol prices by 25.5%, diesel by 12.8% and Ekoterm by 13.2%).
As the result of above described events the share of the Dominant Company in the Capital Group's income fell to the level of 69.5%.

3.4.2 EBIT

Profit on sales of the Capital Group of PKN ORLEN S.A. for the 6 month period ended 30 June 2004 amounted to PLN 1,307,774 thousand and it was higher by 81.3% in comparison to the profit on sales in the 6 month period ended 30 June 2003. Such level of profit on sales was influenced by result of the Dominant Company, that was higher by 93.5% in comparison to the profit on sales in the 6 month period ended 30 June 2003. Increase in profit on sales was achieved thanks to intensification of trading and cost cutting activities and favourable trends within main macroeconomic factors (margins-cracks on quotations). In first half of 2004 the Dominant Company recorded increase in the level of total sales quantity by 2.9% in comparison to the first half of 2003.

In the first half of 2004 loss on other operational activity amounted to PLN 122,576 thousand in comparison to profit of PLN 62,554 thousand in the 6 month period ended 30 June 2003. Such considerable disproportions result from achieving higher income in the 6 month period ended 30 June 2003 in comparison to the 6 month period ended 30 June 2004 on other operating income (difference on valuation of contribution-in-kind transferred to Basell Orlen Polyolefins Sp. z o.o., amounting to PLN 112 million was included in other operating income).

Operating profit for the 6 month period ended 30 June 2004 amounted to PLN 1,185,198 thousand and it was higher by PLN 401,195 thousand than profit achieved in the 6 month period ended 30 June 2003.

3.4.3 Financial activity

During the 6 month period ended 30 June 2004 profit on financial activities amounted to PLN 59,291 thousand, comparing to the loss of PLN 31,306 thousand for the 6 month period ended 30 June 2003. Profit on this activity is the result of increase of income from dividends (among others from Polkomtel S.A.), decrease of interests charge and decrease in financial expenses arising from negative unrealised foreign exchange differences.

3.4.4 Gross profit, income tax and net profit

As the result of profit generated on each activity, the PKN ORLEN Capital Group achieved profit before taxation of PLN 1,260,469 thousand for the 6 month period ended 30 June 2004 (increase in comparison to the 6 month period ended 30 June 2003 by 63.5%). Increase in profit before taxation was accompanied by significant decrease in income tax charge by 10.3% (resulting mainly from change in tax rates – decrease to 19% in 2004).

For the 6 month period ended 30 June 2004 the PKN ORLEN Capital Group generated a net profit of PLN 1,028,855 thousand and it was higher by 85.4% than profit for the 6 month period ended 30 June 2003.

3.5 BALANCE SHEET

3.5.1 Total assets

As at 30 June 2004 total assets of the PKN ORLEN Capital Group. amounted to PLN 18,424,971 thousand and increased by PLN 1,728,068 thousand (by 10.3%) in comparison to 30 June 2003. As far as assets are concerned, the main part, which amounts to 57.8% of total assets, was constituted by fixed assets (62.0% as at 30 June 2003). In equity and liabilities, the major part is shareholders equity constituting 53.7% of total liabilities as at 30 June 2004 (50.7% as at 30 June 2003). Comparing certain balance sheet captions as at 30 June 2004 and 30 June 2003 the following can be noted:

- increase in non-current assets by 2.9% to the level of PLN 10,645,930 thousand mainly as the result of increase in tangible fixed assets by PLN 343,352 thousand.
- increase in current assets by PLN 1,431,153 thousand, i.e. by 22.5% to the level of PLN 7,779,041 thousand. Growth of current assets is the result of increase in short term investments, receivables and inventory. Short term investment increased by PLN 777,081 thousand mainly as the result of increase in the value of cash and cash equivalents by PLN 456,258 thousand and increase in short term financial assets in other entities by PLN 320,931 thousand (including debt securities increase by PLN 221,158 thousand). Short term receivables during the 6 month period ended 30 June 2004 increased by PLN 728,841 thousand (increase in trade receivables by PLN 479,333 thousand). Growth of inventory value by PLN 216,932 thousand (including raw materials by 360,735 thousand).
- increase in shareholders equity by PLN 1,433,806 thousand to the level of PLN 9,894,444 thousand as the result of net profit generated by the Capital Group in the second half of 2003 and the 6 month period ended 30 June 2004.
- increase in liabilities and provisions for liabilities by PLN 418,742 thousand to the level of PLN 7,810,709 thousand. Decrease in short-term indebtedness due to loans and borrowings and securities issued amounted to PLN 2,528,656 thousand. In the same time the long-term indebtedness rose by PLN 1,528,082 thousand, mainly due to increase of liabilities from credits and loans by PLN 1,522,082 thousand. Short-term trade liabilities (including those from purchase of fixed assets' items) increased by PLN 565,793 thousand and budget liabilities by PLN 596,390 thousand.

3.5.2 Net financial indebtedness

As at 30 June 2004 the level of long-term and short-term loans, borrowings and debt securities issued in the PKN ORLEN S.A. Capital Group amounted to PLN 2,432,078 thousand and was lower by PLN 1,006,574 thousand in comparison to the level at the end of June 2003. The net financial indebtedness of the Dominant Company itself rose (loans, borrowings and debt securities less cash and cash equivalents) by 54.1%. Level of net financial indebtedness

in Group as at 30 June 2004, comparing to 30 June 2003 is lower by PLN 1,783,655 thousand and amounts to PLN 1,207,930 thousand. Decrease in net financial indebtedness and increase in equity led to improvement of financial debt to equity ratio (loans, borrowings and debt securities less cash and cash equivalents to equity) from the level of 35.4% as at 30 June 2003 to 12.2% as at 30 June 2004.

3.6 CASH-FLOW STATEMENT

As at 30 June 2004 net working capital (current assets less current liabilities) amounted to PLN 2,992,719 thousand and increased in comparison to 30 June 2003 by PLN 2,581,690 thousand. It is due to increase of current assets (by 15.6%) and simultaneously by decrease of current liabilities (by 26.8%).

3.6.1 Operating activities

In the 6 month period ended 2004 net cash flows from operating activities amounted to PLN 1,685,260 thousand and were higher by 290.6% than cash flows from operating activities in the 6 month period ended 30 June 2003
The most important factors influencing cash flows in the first month period ended 30 June 2004 in comparison to the 6 month period ended 30 June 2003 were:

- net profit increasing cash and cash equivalents level by PLN 473,973 thousand,
- change in short-term liabilities, (except of loans and borrowings) increasing the level of cash and cash equivalents by 551,909 thousand, comparing to decrease in the first half of 2003 by PLN 102,653 thousand,
- change in prepayments and deferred costs, accruals and deferred income increasing the level of cash and cash equivalents by PLN 93,489 thousand, combined with decrease of cash and cash equivalents by PLN 95,186 in first half of 2003 (excise tax, tax depot)

3.6.2 Investing activities

Net cash flows used in investing activities in the 6 month period ended 30 June 2004 amounted to PLN (-) 809,887 thousand, and in the 6 month period ended 30 June 2003 amounted to PLN (-) 832,789 thousand. While comparing these periods the following was noted:

- increase by PLN 232,132 thousand in outflows for intangible assets and fixed assets purchase,
- decrease by PLN 172,535 thousand in outflows for financial assets (in which PLN 444,496 thousand for purchase of financial assets excluding debt securities in subsidiaries6 month period ended 30 June 2003 takes).

3.6.3 Financing activities

In the 6 month period ended 30 June 2004 net cash flows used in financing activities amounted to PLN (-) 599,613 thousand whereas in the 6 month period ended 30 June 2003 amounted to PLN 602,960 thousand. There was a significant growth of outflows due to loans and borrowings repayments by 82.3% and decrease of inflows due to loans and borrowings by 57.1%. Decrease in indebtedness resulted in decrease of financial charges due to interests by PLN 30,794 thousand.

Cash flows described above resulted in increase of cash and cash equivalents rose by PLN 457,680 thousand to PLN 837,520 thousand.

3.7 EMPLOYMENT

Average employment in Capital Group PKN ORLEN (the Dominant Company and consolidated subsidiaries) in the 6 month period ended 30 June 2004 amounted to 14,621 comparing to 17,285 in the 6 month period ended 30 June 2003. Employment in the Capital Group at the end of June 2004 amounted to 14,398 employees, which indicates decrease by 1,358 persons in comparison to 30 June 2003.

3.8 SEGMENTS

3.8.1 Refinery Segment

Refinery Segment (in PLN thousand)	The 6 month period ended 30 June 2004	The 6 month period ended 30 June 2003	Change %
External sales	16,466,450	13,376,393	23.1%
Inter-segment sales	1,924,194	1,696,450	13.4%
Total sales	18,390,644	15,072,843	22.0%
Segment result	1,027,830	704,681	45.9%
EBITDA*	1,421,755	1,062,233	33.8%
Expenditure on fixed and intangible assets	260,613	335,320	-22.3%
Share of segment in the Group's result	**71.7%**	**70.6%**	1.6%
Share of segment in the Group's EBITDA	71.6%	69.2%	3.5%
Sales profitability	5.6%	4.7%	19.5%
Segment results/segment assets	9.3%	7.3%	28.6%
Segment results/segment equity **	13.3%	8.3%	60.9%
Debts/assets ratio	29.9%	24.5%	22.2%
Assets turnover ratio	1.670	1.337	24.9%
CAPEX/EBITDA	18.3%	31.6%	-41.9%

*) segment result including depreciation

**) segment's assets less segment's liabilities

In the 6 month period ended 30 June 2004 the refinery segment generated sales revenue of PLN 18,390,644 thousand, which represents a 22.0% increase in comparison to the 6 month period ended 30 June 2003. External sales increased by 23.1% and internal sales increased by 13.4%.

During the first half of 2004 the segment result was PLN 1,027,830 thousand and was higher by 45.9% than the result achieved in the same period of 2003. The segment's share in the Group's results increased at the same time to 71.7%. Increase in result was achieved due to favourable macroeconomic factors (quotation prices and margins increase) and due to increase in national usage of liquid fuel (petrol, diesel oil and Ekoterm) by approximately 8%. Significant effect on the segment's results had the consolidation of activity in Germany during the whole half of 2004 (while in first half of 2003 the activity was consolidated starting from 1 March). In the 6 month period ended 30 June 2004 sales in Germany amounted to PLN 4,173,093 thousand, while in the 6 month period ended 30 June 2003 it amounted to PLN 2,439,662 thousand.

The Dominant Company continued on the retail market the promotional and marketing campaigns aimed to win new clients. Thanks to among others the above activities undertaken in the 6 month period ended 30 June 2004 first half of 2004 the increase in non-fuel products sales by 8.4% in comparison to the 6 month period ended 30 June 2003 was possible.

In the Dominant Company, despite the increase in sale of light products by 7.1%, land premium was lower by PLN 10 million. High level of quotation prices on worldwide markets of crude oil and petrol allowed for pro market policy and flexible prices, it also allowed to keep prices temporary below the import parity.

The great significance for future development of the segment has the activity of major competitors on fuel market in Poland. Negative impact on the segment has weakening demand (especially for petrol) and the activity of dishonest competition operating on the market with products with lower excise tax.

3.8.2 Chemical Segment

Chemical Segment (in PLN thousand)	The 6 month period ended 30 June 2004	The 6 month period ended 30 June 2003	Change %
External sales	1 830 751	1 612 947	13.5%
Inter-segment sales	667 440	690 363	-3.3%
Settlements of hedge transactions	21 241		
Total sales	2 519 432	2 303 310	9.4%
Segment result	343 470	272 912	25.9%
EBITDA*	430 294	370 273	16.2%
Expenditure on fixed and intangible assets	312 319	130 149	140.0%
Share of segment in the Group's result	**24.0%**	**27.3%**	-12.3%
Share of segment in the Group's EBITDA	21.7%	24.1%	-10.2%
Sales profitability	13.6%	11.8%	15.1%
Segment results/segment assets	11.8%	12.0%	-1.8%
Segment results/segment equity **	13.7%	13.9%	-1.0%
Debts/assets ratio	14.2%	13.5%	4.8%
Assets turnover ratio	0.864	1.012	-14.6%
CAPEX/EBITDA	72.6%	35.1%	106.5%

*) segment result including depreciation
**) segment's assets less segment's liabilities

In the 6 month period ended 30 June 2004 the chemical segment achieved sales of PLN 2,519,432 thousand, which is an increase by 9.4% in comparison to first half of 2003. External sales increased by 13.5% and internal sales decreased by 3.3%.

In the 6 month period ended 30 June 2004 segment result was PLN 343,470 thousand, and was higher by 25.9% compared to the 6 month period ended 30 June 2003 result. This significant increase was achieved despite the effect of taking into account the difference in valuation of the contribution in kind to Basell Orlen Polyolefins Sp. z o.o. (PLN 112 million).

Improved result is the effect of increased demand for petrochemical products, and a rise in sales in terms of quantity in the Dominant Company (ethylene, propylene, acetone, phenol) as well as of Anvil S.A. (ammonium nitrate, polyvinyl chloride).

Increase of the segment result is the effect of higher, by PLN 77.2 million operating result of Anwil S.A.

3.8.3 Other operations

Other operations (in PLN thousand)	The 6 month period ended 30 June 2004	The 6 month period ended 30 June 2003	Change %
External sales	333,517	254,006	31.3%
Inter-segment sales	397,389	565,704	-29.8%
Total sales	730,906	819,710	-10.8%
Segment result	61,729	20,244	204.9%
EBITDA*	134,766	102,757	31.2%
Expenditure on fixed and intangible assets	29,496	62,620	-52.9%
Segment share in the Group's result	**4.3%**	**2.0%**	**112.5%**
Segment share in the Group's EBITDA	6.8%	6.7%	1.4%
Sales profitability	8.4%	2.5%	242.0%
Segment result/segment assets	3.6%	1.0%	244.3%
Segment result/segment equity **	4.5%	1.2%	281.5%
Debts/assets ratio	19.8%	11.1%	78.1%
Assets turnover ratio	0.426	0.423	0.7%
CAPEX/EBITDA	21.9%	60.9%	-64.1%

*) segment result including depreciation
**) segment's assets less segment's liabilities

In the 6 month period ended 30 June 2004 the segment of other operations achieved sales of PLN 730,906 thousand, which was a fall by 10.8% comparing to the 6 month period ended 30 June 2003. External sales increased by 31.3%, while internal sales dropped by 29.8%.

In the 6 month period ended 30 June 2004 the segment result was PLN 61,729 thousand, and was higher by 204.9% than in the 6 month period ended 30 June 2003. The segment's share in the Group's result increased to 4.3%. Improvement of the result is mostly the effect of bigger decrease of costs than incomes (running of the costs cutting programme and sale of non-core companies).

In "other operations" segment there are companies manufacturing energy media and providing services for the Dominant Company as well as entities, which were established mostly in the effect of restructuring process. These entities provide transport, maintenance – overhaul and constructing services.

3.9 DESCRIPTION OF MATERIAL OFF-BALANCE SHEET ITEMS OF THE CAPITAL GROUP

As at 30 June 2004 total value of guarantees and sureties granted to subordinated entities (unconsolidated) amounted to PLN 625,423 thousand (increase by PLN 549,228 thousand), and to other entities PLN 85,446 thousand (increase by PLN 70,732 thousand). Other off-balance sheet liabilities amounted to PLN 14,940 thousand and were higher than as at 30 June 2003 by PLN 5,643 thousand.

3.10 IMPORTANT EVENTS AFFECTING CAPITAL GROUP'S OPERATIONS AND ITS FINANCIAL RESULTS FOR THE 6 MONTH PERIOD ENDED 30 JUNE 2004 AND FOLLOWING YEARS

The following factors should be considered while assessing future financial position of the Capital Group:

- fluctuations of crude oil prices which affect the costs incurred by the Dominant Company and causing fluctuations of margins realised on products,
- fluctuations of prices of finished products on worldwide markets, what influence, through parity of import, both level of fuel prices and margins,
- trends in consumers' demand resulting from among others, pace of economic growth and unemployment rate,
- fluctuations of exchange rates what could cause changes in costs of debt servicing, purchase cost of crude oil and other raw materials in foreign currencies and changes in value of prices and margins,
- economic effects reached as a result of continued and newly commenced optimising programs and benefits from implemented savings and effectiveness programs (Comprehensive Operational Cost Cutting Programme, Risk Management System and Value Based Management System),
- effectiveness of fuel retail business in Germany,
- synergies resulting from taking over UNIPETROL assets for management ,
- strategy of searching for potential partners for Central European oil industry consolidation,
- activity of a joint-venture company with Basell Europe Holdings BV which produces petrochemicals based on existing installations, starting from year 2005 production of petrochemicals will be based on new installations,
- change of fiscal policy related to Corporate Income Tax and excise tax,
- situation in agriculture and construction industry negatively affects operations of the Group's companies active on those markets, for example fertilizers or PVC production.

IV. MAJOR ACHIEVEMENTS IN THE AREA OF TECHNICAL RESEARCH AND DEVELOPMENT IN THE CAPITAL GROUP

High quality of products and client service while fully respecting environment protection requirements i and was the target of Polski Koncern Naftowy ORLEN S.A. in its production, distribution and trade activity.
That aim is one of the components of the integrated system of environment pollution prevention implemented in 2003. In the 6 month period ended 30 June 2004 works concerning preparation of application for integrated permission for Production Plant in Plock, which is considered to be "ecological passport" indispensable for the Company's being. The conclusion of works and application is planned for the second half of 2004.
In the purpose of cost optimization of land reclamation on petrol and base stations applications were submitted to appropriate local authority with indication that land or soil pollution was caused by another company i.e. previous user Centrala Produktow Naftowych S.A. According to 12 article of the Introduction Act bodies which consider applications have a year-long period to decide whether circumstances of pollution rise authorize for registration with a note that pollution was caused by the previous user.
System of distribution of rights for carbon dioxide emission and trading of these rights is implemented in Poland. The team, under European Union Affairs agent, in which participate representatives of development and production divisions and environment protection services takes part in trainings and meetings on the above subject and prepares analysis and procedures which guarantee security of the PKN ORLEN interests.
As PKN ORLEN S.A. does not posses its own laboratories and does not employ scientists on regular research post - it orders research and development work to research and development centres and organisations, high schools and all types of companies and associations conducting such activity. As a result of separation of ORLEN Laboratorium Sp. z o.o. from the Dominant Company's structure, consisting of 22 laboratories located in the whole country, services which were so far performed for working installations by PKN ORLEN laboratories, are currently provided by the newly established company.
During many years of its activity the Company set up a close cooperation with many contractors who help it in adaptation to constantly increasing market demands, to tightening European standards and regulations. In all sectors in which the Company delegates tasks – it has trustworthy contractors who proved their credibility in practice.
The most important tasks realized during the 6 month period ended 30 June 2004 are:

1. Contract with Shell for the „Program of Profit Improvement through reasonable reduction of the costs of maintenance of operations and optimisation of the timing of utilisation of production equipment".
2. Agreement with ORLEN Medica Sp. z o.o. in Plock concerning healthcare of the Company's employees.
3. Work: "Technology development of diesel oil production with the content of sulphur below 10mg/kilo". Contractor: Institute of Oil Technology in Krakow. In accordance with a binding decree of Economy, Employment and Social Policy' Minister from 23 December 2003 concerning quality requirements for liquid fuels (Journal of Law from 31 December 2003), diesel oil with the content of sulphur below 10mg/kg should be available in Poland with effect from 1 January 2005 and with effect from 1 January 2009 only diesel oil with

the content of sulphur below 10mg/kilo in could be available for sales. Taking into consideration an obligation of adoption to above decree performance of above works were ordered to the above mentioned institute. As a work result of a new kind of diesel oil with the content of sulphur below 10mg/kilo production technology was developed. Tests of physical, chemical and functional characteristics of base and finish fuel were performed. Quality requirements were specified for new fuel. Compatibility of upgrade additives with chosen engine oils were tested. Findings shows that Company owns technology possibilities which enable to start the production of new kind of diesel oil with the content of sulphur below 10mg/kilo.

4. Work: "Testing of low-temperature characteristics and selection of cold flow improver package to diesel and light furnace oils which include the components from hydro-cracking after revamping". Contractor: Institute of Oil Technology in Krakow. The need of works results from the fact that a component of diesel and furnace oils coming from hydro-cracking is difficult to to improve cold flow improver properties and even a little change in its production technology can make it difficult to meet the low-temperature characteristics required in standards and even can make it impossible. As a result of works performed functioning efficiency of WASA depressants in fuels produced by PKN ORLEN S.A. was checked, low-temperature characteristics' stability of depressing fuels during maintenance was evaluated. Physical and chemical parameters of fuels and components in the respect of low-temperature characteristics were checked too. The most work-effective cold flow improver package to fuels with hydro-cracking component was chosen.
5. Work: "Development of security conception concerning a place which is near to HF alkylation's installation in a case of the outflow of hydrogen-fluoride acid." Contractor: ORLEN Projekt S.A. in Plock. The need for works performance resulted from conclusions included in a security report worked out for Production Plant of the Polski Koncern Naftowy ORLEN S.A in Plock.
6. Work: "Comparison of Polish and British approach to the matter of risk minimization of soil and underground water pollution caused by newly-built petrol stations in the respect of securities related to water-soil environment' pollution risk". Contractor: WS ATKINS Polska Spolka z o.o. in Warsaw. Formal requirement – the report will be used during negotiations on conditions of security against the risk of "increasing environmental pollution" concerning new-built petrol stations.
7. Work: "Performing of dust, falls and soil analysis according to Wojewodship Office's decision". Contractor: Research and Development Centre PR in Plock. Wojewodship Office's decision – sign OS.I.7640/4/97 from 23 December 1997 which obliges the Company to conduct environmental monitoring.
8. Work: "Carrying out of guarantee measurements of reconstructed boiler OOG-320(K2) in Heat And Power Generating Plant of PKN ORLEN S.A.". Contractor: Research and Measurement Plant of Power Engineering "ENERGOPOMIAR" Sp. z o.o. in Gliwice (Zaklad Pomiarowo-Badawczy Energetyki "ENERGOPOMIAR" Sp. z o.o. in Gliwice). Formal requirement – necessity of confirmation of the basic parameters of the boiler work after its reconstruction guaranteed in the contract, determination of the basic pollutions emission and measurement of the noise level.

Major Capital Group companies achieved following progresses in the field of research and technical development:

- **Anwil S.A.**

In the 6 month period ended 30 June 2004 ANWIL S.A. started three important modernization-development tasks:

1. Chlorine electrolysis – applied technical solutions assure full consistence of production plant with UE standards in a range of BAT (the best available technology).

2. Biological sewage-treatment plant – realization of biological sewage-treatment plant investment will allow ANWIL to be independent from a group sewage-treatment plant and in the same time will enable to realize the services of sewage's receipt and cleaning for companies located on ANWIL S.A.' production plant site.

3. Complex of plastics – within a framework of complex plastics' modernization and development, with the purpose to increase production capacity of PVC granulated by the products purchase of complete installation for mixture production with homogenization knot was planned and modernization of technology line for plate production will be carried out what will allow to extend trade offer in this range.

- **Rafineria Nafty Jedlicze S.A.**

1. There were analysis of different technologies carried out oriented on quality improvement of oil bases from regeneration in the respect of wax removal. Currently two technologies are left for further consideration on which works are still going on i.e.:
   a. selective solvent dewaxing by liquid propane using partially installation of selective propane refining,
   b. catalytic hydrocracking of paraffins as development of applied technology on hydro-refining of used oil.
2. Research work concerning broadening the line of products produced on HOP installation was ordered to Instytut Technologii Nafty Krakow in the purpose of trade offer extension. This work was divided to several stages but the first one concerning izo-paraffins fractions was already finished.
3. Joint-venture work was started whose shareholders are to be Rafineria Nafty Jedlicze S.A. and PGNiG Branch in Sanok, it will give the possibility of profitable crude oil processing from local intakes.

- **Petrolot Sp. z o.o.**

In the 6 month period ended 30 June 2004 automated aviation fuel FHS distribution system and administration assistance of auto-cisterns on airfield were implemented. German system FHS is one of the most up-to-date specialized systems for aviation fuel distribution; recertification of Quality Management System in accordance with requirements of AQAP2120:2003.

- **Inowroclawskie Kopalnie Soli "Solino" S.A.**

In the 6 month period ended 30 June 2004 research and project concerning experimental installation of calcium and magnesium sulfates's solubility inhibitor batching in brine in the process of leaching of Mogilno Mine chambers were finished. Findings in a laboratory scale confirmed effectiveness of developed method. Till now decision concerning the new batching installation construction and continuation of research in technical scale was not made due to heavy expenses of inhibitor chosen in development works and small interest of brine recipient in sharing costs of further development works.

Since 2003 there was a change in attitude towards the role of information technology ("IT") in PKN ORLEN S.A. That technology does not create directly competitive advantage, but it is a common and necessary business element, which as management methods and organisation, should be efficient and effective.
The main goal is to make information technology the means of changes in running the business, which is used by all employees involved in the creation of value chain within the Company. Nowadays the company is not able to function without effective support from the information technology. IT secures all necessary sources within the range of systems and architecture of information and environment needed to achieve the strategic goals of PKN ORLEN.
The main works conducted in this area during the 6 month period ended 30 June 2004:

1. New staff-wages system (SAP/HR) was introduced.
2. Implementation works within a framework of VBM project were conducted.
3. IT systems security audit was conducted.

The most important IT tasks in the entities from the Capital Group accomplished during the 6 month period ended 30 June 2004 are the following:

- **Anwil S.A.**

In the 6 month period ended 30 June 2004 SAP R/3 system reconfiguration was conducted due to changes in economic processes after Poland accession to EU.

- **ORLEN Gaz Sp. z o.o.**

Changes in IT area:

1. Operation rationalization of data communication connection system in RGP.
2. Collateral security of corporation network by additional antivirus software.
3. Collateral security of corporation network by configuration change in CISCO equipment.
4. Change of addresses and delegation of public addresses what increase the possibility of ORLEN GAZ Sp. z o.o. IT infrastructure development by additional servers.
5. Exchange of database motor SYBASE from version 6.0 on version 8.0. on every RGP* and on the company headquarters' servers.

6. Exchange of BACK-OFFICE management assistance system from MOS v. SQLX on MOS.Net in technology recommended by Microsoft DOT.NET on every servers and work stations in the company.
7. POLPAK project concerning limitation of usage costs of data communication connections, VOIP and terminal functionality test of the application in the future.

- **IKS Solino S.A.**

In the area of IT network the following matters are planned:

1. Exchange of obsolete servers on modern ones.
2. Modernization of integrated IT system to the latest version.
3. Change of data base system on up-to date SQL technology.
4. Modernization of main network bus to 1 Gb/s technology.
5. Development of remote connection between departments through additional line.

- **ORLEN Projekt S.A.**

Authorized IT system (developed in 100% by ORLEN Projekt) named Si/Projekty (software based on Oracle network database) was introduced, it concerns the company management assistance, planning, realization control and production settlement.

- **ORLEN Deutschland AG**

In the 6 month period ended 30 June 2004 company IT structure and IT solutions were confront with a difficult integration task of all SAP systems existing in individual companies of ORLEN Deutschland. Integration task was realized and finished successfully. Technical support of integration process was provided by CSC Austria, constant company advisor on SAP matters. ORLEN Deutschland works now on SAP R/3 4.6c version.

- **Basell Orlen Polyolefins Sp. z o.o.**

The main IT system in Basell Orlen Polyolefins is SAP R/3. It is implemented in following areas: financial accounting, controlling, procurement, sales, investments and HR. There are another systems integrated with SAP R/3 such as: WAGA and Champs (maintenance and repair system). There is also real time PI system in the company used for supervision of working installation. Above mentioned systems are outsourced from PKN ORLEN S.A., moreover the company uses as agent the system SAP from Basell. Software supporting Integrated Management System according to ISO ("nnd 9000") was implemented recently.

V. POLICIES CONCERNING THE DOMINANT COMPANY AND THE CAPITAL GROUP DEVELOPMENT

- **Activities of Basell Orlen Polyolefins Sp. z o.o.**

The company Basell Orlen Polyolefins Sp. z o.o. started its business in the area of producing and selling polyolefin on 1 March 2003. Realization of the investment program concerning building new polyolefin production installation will set producing capabilities at the level of 400 thousands tons of polypropylene, and 320 thousands tons of polyethylene HPDE per annum. The production of new objects will help to cover all the needs of the fast developing market. Due to that undertaking in the first half of 2005, the only one in Poland factory producing polyethylene HDPE will be activated. The polyethylene is currently available on domestic market only through import.

- **Retail activity in Germany**

As a result of the purchase of petrol stations in Germany, the Dominant Company possesses over 2.5 thousands petrol stations. It gives an advantage over such companies as MOL and OMV. The acquisition of petrol stations in Germany will make it possible to approach the market more optimally in the future, taking into account restrictions resulting from the competition protection regulations. An excessive concentration on the Polish market, without any possibility to intensify retail sale on other markets, would considerably restrict development in this area. The goal of the Company's Management is to achieve a constant increase of the share in the North Germany market. In connection with the development of refinery and petrochemical part of PKN ORLEN S.A. an excess of produced fuels may occur in the future. This surplus can be placed on German market thanks to the international expansion of the Company.

- **Comprehensive Operational Cost Cutting Programme in the Dominant Company**

In December 2002 the Management Board of the Dominant Company made a decision to implement comprehensive operational cost cutting programme in years 2003-2005. As a result of taken actions a cooperation with McKinsey&Company was initiated. The consultant company offered realization of "Comprehensive Operational Cost Cutting Programme of PKN ORLEN" consisting of two phases. The first phase identifies and estimates the potential of cost reduction and the detail concept of the plan, based on the definition of key initiatives and monitoring process. The second phase will include implementation of the initiatives and results monitoring of their results. As a result of program implementation operating cost in all the areas of activities will decrease significantly. It is planned to reduce the costs by PLN 450-500 million in 2004. After 6 months of the current year the implemented initiatives generated savings of PLN 306 million. At the same time the impact on the operating result amounted to PLN 247 million after taking into consideration an increase of costs not embraced by the initiatives by PLN 59 million. Most of the savings i.e. 65% account for production and logistics areas.

- **Value Based Management**

PKN ORLEN S.A. activities concentrate on realization of the superior strategic aim which relies on increasing value for shareholders through building and maintaining competitive and structural advantage. Anothertarget is the achievement of the highest standards of operational activity. The tool for realization of these plans is among other things the implementation of the Value Based Management (VBM) program. The main purpose of VBM program is to direct the PKN ORLEN's strategy to creating value for investors. Main aims of this undertaking are: creation of the solid basis for realization of strategic aims, increase of financial strength and operational effectiveness, improvement of competitive position in the country and in the region and strengthening of the competence and motivation of the management staff in the whole Company and Capital Group. Value Based Management supports realization of PKN ORLEN S.A. strategy, especially achieving the leader position in the Middle Europe and a constant increase value for shareholders. VBM orders and facilitates management of numerous programs being realized in PKN ORLEN S.A. (margin optimization, wholesale increase and others). VBM implementation means introducing modern worldwide management methods. The central point of the program is that management systems are based on the Shareholders Value Added (SVA).

Further works include building of IT tools and supporting implementation. The solutions supporting budgeting process will be implemented as the first in the SAP/SEM system. Implementing work will be finish at the beginning of 2005. In further stages of implementing work the solutions will be built in SAP|SEM in such areas as: basic VBM reporting, strategic results card, medium-term planning, management by objectives (MBO) and Capital Group consolidation and management. The last stage of implementing work is preparing IT solution in the area of operation reporting.

- **Complete Margin Optimization**

One of the essential internal factors for PKN ORLEN Capital Group development is taking by the Management Board of PKN ORLEN S.A. a decision concerning implementation of Complete Margin Optimization (COM). The main purpose of COM is improvement of operational effectiveness in production, wholesale and logistics by implementing integrated management of PKN ORLEN's value chain. The beginning of the implementation of Complete Margin Optimization is planned for the second half of year 2004. The entire implementation will include:

- Operation planning optimization,
- Scheduling and optimization of production and logistics,
- Margin optimization in the Capital Group,
- IT support of the wholesale.

- **Optimization programs in the Dominant Company**

The cooperation with the company Shell Global Solutions Internationals results in optimization of production time of installations and decreases maintenance costs. In the Dominant Company the program is currently functioning on several installations and till 2005 it will cover gradually the whole Production Plant. The aim of the MERIT

program is the implementing the uniform risk management methodology in the whole plant. It will make possible to take consistent decisions concerning ordering repair works, taking into consideration their profitability and the impact on operational safety of the installation.

- **Investment program in the Dominant Company**

The growth of the effectiveness of the Dominant Company was to a great extent influenced by investment processes in the area of production and marketing. Realization of the above investments results from the accepted Investment Program. The major areas of activities are as follows:

- technology investments undertaken to reduce production costs and to adjust products to the EU requirements – the tasks connected with the production installations,
- electrical power engineering and environmental protection undertakings, to secure safety and harmony with environment protection requirements related to production installations,
- logistics objects, that include tasks connected with wholesale oil distribution to lower costs and to adjust to environmental requirements and to store inventory in accordance with the EU requirements.

In the area of the market investments the following tasks are predicted:

- construction and modernisation of the chain of petrol stations,
- construction of new storage containers,
- investments for the chain of patronage and franchised fuel stations.

- **Loyalty programs implemented in the Dominant Company**

The loyalty programs FLOTA POLSKA and VITAY (described in details in chapter II) managed to be successful on the retail market. One of the targets of the above mentioned programs is to create a strong relationship between a client and PKN ORLEN. The FLOTA POLSKA program launched the expansion on foreign markets. Introduction of so-called prepaid cards of "W" type strengthened the position of the Company as the leader in the area of card programs in Poland. The high level of security is connected with prepaid cards. These cards have also advantages of so-called "electronic purse".

In the future the card programs of PKN ORLEN S.A. will be focused on gaining new clients and offering the old ones completely new services and new more attractive forms of sales.

- **External strategy of the Dominant Company**

Year 2004 is for the Company another year when the projects of strategic importance are implemented. The aim of these projects is to consolidate the sector in the Middle-East Europe and to create regional crude oil holding under the leadership of PKN ORLEN S.A. Fulfilment of that target will include multilateral actions of PKN ORLEN which can be divided into those performed on the domestic market and those performed in the area of the Central and Eastern Europe.

External activities – Poland:

- Lotos Group – PKN ORLEN S.A. intends to participate in Lotos Group privatization. It would be beneficial taking into account the possibility of generating added value for shareholders as well as strengthening Polish companies' position in the context of the future Middle-European consolidation.
- PGNiG – PKN ORLEN S.A. is interested in taking part in privatization of chosen assets of Polskie Gornictwo Naftowe i Gazownictwo, especially in the area of oil and gas output.
- Integrated Logistic Operator – the project of separating chosen PKN ORLEN S.A. logistic assets to its subsidiary. PKN ORLEN S.A. is currently trying to verify assumptions of this project. Essential element of the concept of creation of Integrated Logistic Operator is Naftobazy Sp. z o.o., the company which is a subject to privatization process conducting by Nafta Polska S.A.
- Other projects – as privatisation and restructuring processes within the domestic fuel sector continue, PKN ORLEN S.A. will investigate and analyse the possibilities of generating additional financial benefits. According to the superior principle of concentration on core activity PKN ORLEN S.A.'s investments will be realized in such kind of activities.

External activities – abroad:

- Purchase of UNIPETROL holding assets in Czech Republic – described in the paragraph 1.2 of this report.
- Central - European consolidation - PKN ORLEN S.A. aims at building of regional, vertically integrated oil company being stable and constant element of the future fuel market in the Central Europe and at the same time achieving high economic efficiency. On 30 April 2004 the Management Board of PKN ORLEN made public the joint statement of MOL and PKN ORLEN on the advancement of their talks concerning cooperation. On 20 November 2003, MOL and PKN ORLEN signed a Memorandum of Understanding initiating exclusive negotiations to evaluate the potential merits of closer cooperation between the two companies. The Memorandum of Understanding determined an initial period of exclusive consultation between MOL and PKN ORLEN in respect of the potential co-operation. The comprehensive analysis conducted jointly during the recent months has clearly indicated to both companies the strong business logic and potential of the cooperation. The parties have made substantial progress on the creation of an agreed, detailed cooperation framework, but further discussions are still required to reach a binding agreement and to secure approvals from all relevant governmental and corporate bodies. Cooperation between the parties, which has started on the basis of the Memorandum of Understanding, will be continued upon the progress made so far
- Searching and output – in the order to diversify its activities PKN ORLEN S.A. is interested in extending its business chain by the area of oil and gas output. It is enforced by the willingness of reaching high output margins and assurance of delivery safety. Therefore PKN ORLEN S.A. will investigate and analyze any possibility of engagement in this activity.
- Retail activity in Germany – PKN ORLEN S.A. purchased nearly 500 stations in Northern Germany

through its subsidiary and nowadays owns 7% share of this retail market. Together with the network of own, franchising and patronage domestic petrol stations PKN ORLEN S.A. manages nearly 2400 petrol stations. It gives the Company a competitive advantage over other companies from the branch in the context of the future consolidation in the region of the Central Europe. Prospectively PKN ORLEN S.A. intends to increase gradually its share in German retail market by increasing efficiency of the existing retail network. i.e. by increasing sales per station and conducting network restructuring; and also planned development of station network on the base of acquisition and building new stations in attractive localizations. Due to these activities PKN ORLEN S.A. aims at achieving the position of important operator on German market. An increase in market share will enable to optimize the costs of operation activity and realize more extensive marketing policy.

- **Prospects of companies development within the Capital Group of PKN ORLEN S.A.**

The strategy of the Dominant Company assumes strengthening of the strategic companies portfolio. The process of disinvestments is planned to be continued in relation to non strategic companies. Resources available as a result of this process will be used to finance core activities of the Company.

The process of seeking branch investors will be held for particular companies or portfolios of the Capital Group. It will be also considered the possibility of activating management staff by implementing MBO system.

On 20 May 2003 the Management of PKN ORLEN made a decision concerning disinvestment of transport, maintenance and service companies. As a result of disinvestment process a number of companies decreased from 88 at the end of 2003 to 81 at the end of June 2004. Till the end of 2004 PKN ORLEN assumes to sell shares in most minority companies in which the Company owns less than 20% of shares in the share capital and which were acquired as a result of receivables conversion.

VI. IMPORTANT EVENTS THAT WERE SUBJECT OF CURRENT REPORTS UNTIL 30 JUNE 2004 AND AFTER THAT DATE UNTIL THE DAY OF FINANCIAL STATEMENTS APPROVAL

1. On 7 January 2004 PKN ORLEN and ConocoPhillips Central and Eastern Europe Holdings B.V. located in Rotterdam, the Netherlands ("ConocoPhillips") concluded an agreement concerning the intention to co-operate in the process of privatization of UNIPETROL a.s., a company operating in the Czech oil sector ("UNIPETROL"). The agreement determines preliminary terms of the cooperation of the parties, outlines the proposed ultimate shareholding of the parties in some of the companies of UNIPETROL Group and the potential terms of the acquisition by the parties of some assets of UNIPETROL Group, in the case of the PKN ORLEN successful participation in the UNIPETROL privatisation. The agreement represents an early stage in the discussions between ConocoPhillips and PKN ORLEN and does not impose any legally binding obligation on any party to enter into any agreement in the future.

2. On 12 January, 2004 PKN ORLEN submitted an indicative offer (the "Offer") for the acquisition of 62.99% of the share capital of UNIPETROL a.s., as described in point 1.2 of the report.

3. On 27 January PKN ORLEN announced, that it issued a corporate guarantee to the company Shell Deutschland Oil GmbH – to secure the liabilities of ORLEN Deutschland GmbH arising from ORLEN Deutschland's fuel trading operations – amounting to EUR 40,000 thousand. The guarantee is valid till 31 January 2005. The issuer possess 100% stake in the share capital of ORLEN Deutschland AG. On 10 February 2004 the Management Board of PKN ORLEN informed that it provided with a corporate guarantee the company Shell Deutschland Oil AG in order to secure the liabilities of its German subsidiary ORLEN Deutschland AG resulting from trading in fuel for the amount of EUR 20 million. The guarantee is valid till 31 January 2005.

4. On 19 February 2004 PKN ORLEN issued corporate guarantees for the following companies: HGM Roland Mineralöl Handel GmbH, Holborn European Marketing Company Ltd., Louis Dreyfus & Cie Mineralöl GmbH, Mabanaft Deutschland GmbH & Co. KG, Deutsche BP Aktiengesellschaft totalling to EUR 22 million and USD 40 million and sureties in form of guarantee letters for the banks: Bayerische-Hypo und Vereinsbank AG, Dresdner Bank AG, Commerzbank AG totalling to EUR 15 million in order to secure the execution of payables by its German subsidiary ORLEN Deutschland GmbH resulting from its trading in fuels. The issued guarantees and sureties will replace current securities issued by PKN ORLEN on 29 July 2003.

5. On 1 March 2004 the Polish State Treasury, following the resignation of Jacek Bartkiewicz from his position as a member of the Supervisory Board of PKN ORLEN, appointed Grzegorz Mroczkowski to replace him. Then, on 2 April 2004 the Polish State Treasury appointed Maciej Kruk as a member of the Supervisory Board of PKN ORLEN, to replace Grzegorz Mroczkowski. On 8 April 2004 the Polish State Treasury appointed Janusz

Zielinski as a member of the Supervisory Board of PKN ORLEN, to replace Maciej Kruk.

6. On 8 April 2004 the Extraordinary Shareholders Meeting of PKN ORLEN dismissed Maciej Gierej, Edward Grzywa, Andrzej Kratiuk and Orest Nazaruk from the Supervisory Board, and simultaneously Jacek Walczykowski, Andrzej Wieczorkiewicz, Andrzej Studzinski and Marian Czakanski were appointed to the Supervisory Board.

7. On 16 April 2004 PKN ORLEN informed that it had withdrawn from submitting a binding offer to purchase shares of SNP Petrom S.A. PKN ORLEN is currently involved in a number of privatisation processes in the oil sector in the Central Europe. PKN ORLEN requested twice the Romanian Government to extend the deadline of the submission binding offers due to the need to conduct further, in-depth analysis, taking into account the impact of these processes on the PKN ORLEN's participation in the privatisation of SNP Petrom. However, the Romanian Government decided not to extend the current deadline of 15 April 2004.

8. On 19 April 2004 changes in the contract of partnership of tthe company CPN Marine Service Sp. z o.o. located in Gdansk was registered in the District Court in Gdansk, XII Economic Departament of the National Register Court. They concerned changes in the subject of the activity of the company and extension of its share capital. The share capital was increased from the amount of PLN 50 thousand to the amount of PLN 1,000 thousand – it means by the amount of PLN 950 thousand by issuing 1,900 new shares at the nominal value of PLN 500 each. The shares in the increased capital were taken by the sole shareholder – PKN ORLEN and covered in total in the form of money resources. At the same time the name of the company was changed from CPN Marine Service Sp. z o.o. to Centrum Komercjalizacji Technologii Sp. z o.o. The subject of the activity is advisory service concerning running business and management.

9. On 22 April 2004 the Supervisory Board of PKN ORLEN appointed Krzysztof Kluzek as the member of the Management Board. Simultaneously he resigned from the position of the member of the Supervisory Board of PKN ORLEN.

10. On 23 April 2004 PKN ORLEN submitted an offer for the acquisition of 62.99% of the share capital of UNIPETROL, a.s., a company operating in the Czech oil sector, and the purchase of the receivables of Ceska Konsolidacni Agentura ("CKA") towards certain entities directly or indirectly owned by UNIPETROL, as well as for the purchase of 9.76% of the share capital of Spolana, a.s., currently being held by CKA (collectively the "CKA Assets").

11. On 29 April 2004 PKN ORLEN S.A. received a letter from WestLB a financial advisor to Czech National Property Found ("NPF") and a state agency Ceska Konsolidacni Agentura ("CKA"), which stated that the Czech Government selected PKN ORLEN as the successful bidder in the auction for the 62.99% stake in Czech downstream oil and petrochemicals group, UNIPETROL a.s. ("UNIPETROL") held by the NPF.

12. On 30 April 2004 the Management Board made public the joint statement of MOL and PKN ORLEN on the progress of their talks concerning cooperation. On 20 November 2003, MOL and PKN ORLEN signed a Memorandum of Understanding initiating exclusive negotiations to evaluate the potential merits of closer cooperation between the two companies. The Memorandum of Understanding provided for an initial period of exclusive consultation between MOL and PKN ORLEN in respect of the potential cooperation. The Memorandum of Understanding determined the initial period for exclusive consultation concerning future cooperation. The comprehensive analysis conducted jointly during the recent months has clearly indicated to both companies the strong business logic and potential for cooperation. The parties have made substantial progress on the creation of an agreed, detailed cooperation framework, but further discussions are still required to reach a binding agreement and to secure approvals from all relevant governmental and corporate bodies. Cooperation between the parties, which has started on the basis of the Memorandum of Understanding, will be continued upon the progress made so far.

13. On 14 May 2004 PKN ORLEN received an information that the Registered Court in Elmshorn (Germany) registered on 11 May 2004 an increase in the share capital of ORLEN Deutschland Immobilien GmbH located in Elmshorn, Germany. The share capital was increased from EUR 30,000 thousand to EUR 60,000 thousand, i.e. by the amount of EUR 30 million as the consequence of a merger with ORLEN Deutschland GmbH and the change of articles of associations. The capital was increased by PKN ORLEN by cash contribution.

    After the registration of the increase in the share capital the total volume of the votes in the company amounts to 1,200,000. At the same time on 11 May 2004 following companies were deregistered as the result of the merger:

    - Jewel Tankstellen Nord GmbH (taken over by AMF Service GmbH)
    - Orlen Tankstellen Aktiengesellschaft (taken over by AMF Service GmbH)
    - NTG Norddeutsche Tankstellen AG (taken over by ORLEN Deutschland Immobilien GmbH)
    - AMF Service GmbH (taken over by ORLEN Deutschland GmbH)
    - ORLEN Deutschland GmbH (merged with ORLEN Deutschland Immobilien GmbH).

    The Register Court also registered the name of the new company - ORLEN Deutschland GmbH (former ORLEN Deutschland Immobilien GmbH). On 27 May 2004 the Registered Court in Elmshorn registered ORLEN Deutschland GmbH as a joint-stock company under the name of ORLEN Deutschland AG. The company specialises in fuel wholesale and retail. PKN ORLEN owns 100 % of the total shares in ORLEN Deutschland GmbH.

14. On 4 June 2004 PKN ORLEN and the National Property Fund of the Czech Republic completed successfully the preparation of the legal documentation of the transaction concerning the privatisation, by the sale of the shares, of UNIPETROL a.s. as well as the sale of certain related assets held by the Czech Consolidation Agency.

15. On 14 June 2004 it has received a note informing that on 11 June 2004 Marian Czakanski had resigned from his position as a member of the Supervisory Board of PKN ORLEN. Marian Czakanski had been appointed to the position of the Ministry of Health.

16. On 24 June 2004 the Polish State Treasury, in accordance with art. 8 p.1 of the Articles of Association, dismissed Janusz Zielinski from the Supervisory Board of PKN ORLEN S.A. At the same time on 24 June 2004 Michal Stepniewski was appointed as a member of PKN ORLEN's Supervisory Board. Michal Stepniewski made a statement that he is not involved in any activity competing with PKN ORLEN and is not a partner in any competing company. He is not a member of any board of a competing capital company and is not on the list of insolvent debtors kept on the record on the National Court Register Act.

17. PKN ORLEN informed on 24 June 2004 that the Ordinary General Shareholders Meeting of PKN ORLEN had appointed Janusz Zielinski as a member of the Supervisory Board of PKN ORLEN. Janusz Zielinski made a statement that he is not involved in any activity competing with PKN ORLEN and is not a partner in any competing company. He is not a member of any board of a competing capital company and is not on the list of insolvent debtors kept on the record on the National Court Register Act.

18. On 28 July 2004 Zbigniew Wrobel resigned from the position of the President of the Management Board of PKN ORLEN. The resignation applied once the new President of the Management Board was appointed by the Supervisory Board.

19. On 28 July 2004 the Supervisory Bard of PKN ORLEN appointed Jacek Walczykowski as the President of the Management Board. Jacek Walczykowski resigned from the position of Vice-President and member of Supervisory Board, as well as from the position of Vice-President and Member of Management Board of Nafta Polska S.A.

20. On 29 July 2004 PKN ORLEN issued surety in the form of guarantee letter to Zurich Versicherung AG to secure the liabilities of ORLEN Deutschland AG for the total amount of EUR 20 million resulting from fuel trading operations. The surety is valid till 31 January 2005. PKN ORLEN holds 100% stake in ORLEN Deutschland AG.

21. On 5 August 2004 Andrzej Wieczorkiewicz resigned from the position of the Supervisory Board Member of PKN ORLEN. Andrzej Wieczorkiewicz did not give reasons for his resignation.

22. On 5 August 2004 the Extraordinary Meeting of Shareholders dismissed from the Supervisory Board: Jan Waga, Ryszard Lawniczak, Andrzej Studzinski, Krzysztof Szlubowski, Janusz Zielinski, and appointed to the Supervisory Board: Jacek Bartkiewicz, Raimondo Eggink, Maciej Gierej, Krzysztof Lis, Malgorzata Okonska-Zaremba, Piotr Osiecki, Ireneusz Wesolowski, Krzysztof Zyndul.

23. The Management Board of PKN ORLEN informed that on 12 August 2004 it had received from one of its shareholders Bengodi Finance S.A. located in Warsaw the official letter informing, that Bengodi Finance located in Warsaw took in the District Court in Warsaw, XV Economic Department, legal action in order to state the invalidity of the resolution of the General Meeting of Shareholders. The action concerns stating invalidity of the resolution no. 14 of the Extraordinary Meeting of Shareholders of PKN ORLEN S.A. dated 5 August 2004 on appointment of the President of the PKN ORLEN's Supervisory Board.

24. The Supervisory Board of PKN ORLEN S.A. analysed the process of appointment of the President of the Management Board of PKN ORLEN S.A, Jacek Walczykowski. The Supervisory Board on 16 August 2004 decided to dismissed Jacek Walczykowski from the position of the President of the Management Board – General Director. The resolution was made unanimously. On 16 August 2004 the Supervisory Board decided unanimously to appoint Janusz Wisniewski, the former Vice President of the Management Board, as the acting President of the Management Board up to the date of appointment a new President on the basis of the Supervisory Board's procedure. The Supervisory Board accepted the principles of appointment of a new President with an active participation of the previous personnel advisor.

25. On 18 August 2004 PKN ORLEN S.A. received an information that on 11 August 2004 the Register Court in Krakow registered an increase in the share capital of the company ORLEN Oil. The share capital was increased from PLN 43,558 thousand by the amount of PLN 31,535 thousand. The stake in the increased share capital was covered in whole by PKN ORLEN in the form of cash contribution. After the increase of the share capital of ORLEN Oil the stake of PKN ORLEN S.A. rose from 9% to 47,2%. Remaining shares are possessed by Rafineria Trzebinia S.A. (43,8%), Rafineria Jedlicze S.A. (4,5%), Rafinenria Czechowice S.A. (4,5%). Each share gives right the right to only one voice during the General Meeting of Shareholders. The purpose of the increase of the share capital is to acquire resources for partly financing of the acquisition of ORLEN Oil's assets being the element of the oil department of PKN ORLEN S.A. These tasks are connected with the strategy of consolidation of the oil assets of PKN ORLEN around ORLEN Oil in order to create the uniform centre managing the oil segment in PKN ORLEN S.A.

26. On 10 September 2004 ORLEN Eko Sp. z o.o. ("ORLEN Eko"), a limited liability company with its head office in Plock, was registered by the District Court in Warsaw, XXI Economic Department. PKN ORLEN owns 100 % of the shares, which have a par value PLN 500 each, representing 100% of votes at the general meeting of

shareholders. The shares in ORLEN Eko, i.e. 4,000 shares were paid for by PKN ORLEN in the form of cash contribution of PLN 2,000 thousand. ORLEN EKO specializes in waste disposal.

27. On 17 September 2004 the Supervisory Board of PKN ORLEN approved by its resolution (no. 439/2004) the unified text of the Articles of Association of PKN ORLEN.

28. On 21 September 2004 the Supervisory Board of PKN ORLEN unanimously decided to appoint Igor Chalupec to the position of President of the Management Board with the effect on 1 October 2004. The appointment was made according to procedures earlier agreed by the Supervisory Board. Before the appointment decision was made, the Supervisory Board had individual conversations with all the candidates who qualified for inclusion on the short list.

- **Ship-Service S.A.**

The company received the duty-free import quota for navy fuels with significant delay, i.e. at the beginning of September 2003. As a result the Company had to import fuel with duty, which has a substantial impact (25%) on the cost of purchased goods.

- **Anwil S.A.**

On 27 May 2004 the Ordinary Shareholders Meeting of ANWIL S.A. made a resolution concerning the distribution of profit generated by the company during the year 2003 in the amount of PLN 60,472,074.24 as follows: 0.5 of the profit on the capital reserve, 0.5 of the profit on the acquiring of the own bearer shares at the price of PLN 13.43 each in order to provide provision for them. To execute the resolution, the Management Board of ANWIL arranged on 8 June 2004 the procedure of redemption of own shares as follows:

- the subject of redemption are only bearer shares (15% of the share capital belonging to dispersed shareholders),
- the volume of 2,249,739 shares is subject to redemption,
- the amount of PLN 30,236,037.12 from the profit generated by the company in 2003 is destined for financing the acquiring own shares in order to redemption of shares,
- the value of PLN 13,43 is agreed for an each share being subject to redemption,
- the deadline for announcements in the daily press concerning launching the process of acquiring the shares by the company represented by the Management Board of ANWIL is 20 June 2004,
- the deadline for signing the sale agreements by current shareholders is 31 October 2004,
- the deadline for the Extraordinary Meeting of Shareholders of ANWIL to make a resolution concerning the provision of shares, a resolution concerning the decrease of the share capital of Anwil S.A. and a resolution concerning using an unexploited amount is 31 December 2004.

The process of signing the bearer shares sale agreements were launched on 1 July 2004.

- **Petrotel Sp. z o.o.**

On 20 February 2003 the company received the telecommunication licence no. 45/2003/Z from the President of Telecommunication and Post Regulatory Office. The licence allows for operating of public stationary telephone network, including number allocation in Poland.

- **Rafineria Trzebinia S.A.**

On the grounds of the Resolution of the Extraordinary Meeting of Shareholders of Rafineria Trzebinia S.A., made on 15 January 2004 concerning purchasing of own shares in aim of their redemption, Rafineria Trzebinia S.A. purchased till 15 April 2004 4,654 shares from 24 minority shareholders with the nominal value of PLN 46,540.00 at the purchasing price in the amount of PLN 62,829.00. Purposely the decrease of the share capital by PLN 46,540.00 it means from PLN 43,041,890.00 to PLN 42,995,350.00 is to take place.

- **ORLEN Transport Plock Sp. z o.o.**

In connection with preparing the process of joining three transportation companies ORLEN Transport Plock Sp. z o.o., ORLEN Transport Warszawa Sp. z o.o. and ORLEN Transport Poznan Sp. z o.o., as required under the Commercial Code, the minority shareholders of the companies being taken over (ORLEN Transport Warszawa Sp. z o.o. and ORLEN Transport Poznan Sp. z o.o.) have the possibility to sell their shares in the company ORLEN Transport Plock Sp. z o.o. The shareholders that do not take advantage of this right will take the stakes (according to the exchange parity) in the increased share capital of ORLEN Transport Plock Sp. z o.o.

ADDITIONAL INFORMATION

INFORMATION ABOUT SIGNIFICANT AGREEMENT

Important agreements the Dominant Company entered into in the first half of 2004:

1. On 31 December 2003 PKN ORLEN S.A. concluded following yearly agreements:
   - with BP Polska Spolka z o.o. The subject of the deal is sale of gasoline and diesel oil to the company BP Polska Sp. z o.o. in 2004. An estimated value of the transaction amounts to about PLN 3,342,000 thousand (gross).
   - with SHELL Polska Spolka z o.o. The subject of the deal is sale of gasoline and diesel oil to the company SHELL Polska Sp. z o.o. in 2004. An estimated value of the transaction amounts to PLN 1,920,000 thousand (gross).

2. On 9 January 2004 PKN ORLEN S.A. was informed that on 6 January 2004 Basell Orlen Polyolefins Sp. z o.o. located in Plock ('Joint-Venture Company') - joint venture company consisted of PKN ORLEN and Basell Europe Holdings B.V. located in Haarlemmermeer w Holland ('BEH') – signed advisory service agreement between PKN ORLEN, Joint-Venture Company and BEH ('Advisory Services Agreement'); at the same time PKN ORLEN S.A. concluded an agreement with Joint Venture Company on building infrastructure and its financing ('OSBL Agreement').

3. On 21 April 2004 the Dominant Company arranged a preliminary deal on sale of all the possessed shares (9.600 shares constituting 40% of the share capital) in the company Flexpol Sp. z o.o. located in Plock (Flexpol). The book value of the shares amounts to PLN 4,8 million, whereas the selling price amounts to PLN 7,2 million. Arranging the deal of sale of Flexpol shares depends on following conditions:
   - Sale by the Company to the investor all the fittings rented currently by Flexpol from the Company, as well a real estate, part of which is currently rented by Flexpol from the Company; at the same time the sale of the real estate and fittings requires an approval of the General Meeting of Shareholders of the Company, and
   - getting by the investor approval of the Chairman of the Polish Office for Protection of Competition and Customers concerning acquiring shares of Flexpol. It is estimated that the gross profit for the Company on this transaction, after selling shares and repurchase of shares by the investor, should amount to about PLN 16 million. Moreover it is expected, that Flexpol will pay to the present shareholders PLN 3 million dividend for the year 2004, it means PLN 1,2 million to PKN ORLEN.

4. On 4 June 2004 PKN ORLEN S.A. concluded a deal with Czech National Property Fund ('NPF') on acquiring, on condition that all the necessary approvals of regulation bodies are obtained, 114,224,038 bearer shares of the company UNIPETROL a.s., at the nominal value of CZK 100 each ('UNIPETROL Shares'), which accounts for about 62,99% of all the issued and existing shares of UNIPETROL a.s (reference to p.1.2 of the financial statements).

5. On 1 July 2004 PKN ORLEN S.A. concluded an agrement on sale of the assets being an organized part of an enterprise operating within the structure of the Company as the Oil Department at a total net price of PLN 47,391,125.96 (forty seven millions three hundred ninety one thousand hundred twenty five 96/100 zlotys). The purchaser of the mentioned assets is ORLEN Oil Sp. z o.o. located in Krakow. The transaction is another step of the restructuring process conducted by PKN ORLEN S.A. The purpose of this project is an integration of production and sales of engine oils and lubricants within PKN ORLEN Capital Group. On the day of signing the agreement PKN ORLEN possessed a 9% stake in the share capital of ORLEN Oil Sp. z o.o.

Other companies of Capital Group entered into following agreements in the first half of 2004 (not mentioned in the part concerning the Dominant Company):

- **Basell Orlen Polyolefins Sp. z o.o.**

On the grounds of the agreement concerning building infrastructure and its financing ('OSBL Ageement') PKN ORLEN S.A. obliged itself to design and complete the elements of external infrastructure. The objects will be built on the premises of PKN ORLEN S.A., joined with the current infrastructure of PKN ORLEN and will be an integral part of its property. According to the OSBL Agreement Joint Venture Company will cover all the expenditures of PKN ORLEN S.A. incurred in connection with completion of design documentation of the objects, their construction and introduction – in the total amount equalling EUR 12,600 thousand.
In relation to the OSBL Agreement on 9 January 2004 the Direct Agreement was concluded between PKN ORLEN S.A., Joint Venture Company and Kredyt Bank S.A. acting as Security Agent in connection with financing granted Joint Venture Company by the consortium of banks organized by the Bank of Tokyo Mitsubishi, KBC, Societe Generale and European Bank of Restructure and Development. The above Direct Agreement imposes among others certain restrictions on the possibility of discontinuing by either PKN ORLEN S.A. or Joint Venture Company performing certain tasks being an integral part of the OSBL Agreement.
As a result of concluding the agreement from 19 December 2003 concerning loan for realization of the project and current credit in the amount of EUR 350 million, a range of supplementary agreements were signed in the first half of 2004. They were the condition on which the loans were granted.

- **ORLEN Deutschland AG**

1. On 27 January 2004 PKN ORLEN S.A. granted a guarantee for the corporate company Shell Deutschland Oil GmbH in order to secure completion of duties by its German subsidiary ORLEN Deutschland AG resulting from the trade in fuels in the total amount of EUR 40 million. This guarantee is valid up to 31 December 2005.
2. On 26 January 2004 ORLEN Deutschland signed the agrement with the company Deutsche BP Aktiengesellschaft concerning fuel deliveries for the ORLEN service stations in Germany during the period from 1 January 2004 to 31 December 2004. The agreement determines particularly places of receipt of fuel, expected amounts of deliveries of particular products as well the metod of calculating process for particular deliveries. BP will supply on the basis of the agreement about 1,050 thousand cubic metres of fuel in the whole 2004 for the total value of about EUR 750 million.
3. On 19 February 2004 PKN ORLEN S.A. issued guarantees for the corporate companies HGM Roland Mineralöl Handel GmbH, Holborn European Marketing Company Ltd., Louis Dreyfus & Cie Mineralöl GmbH, Mabanaft Deutschland GmbH & Co. KG, Deutsche BP Aktiengesellschaft at the total value of EUR 22 million and USD 40 million and sureties in the form of guarantee letters for such banks as Bayerische-Hypo und Vereinsbank AG, Dresdner Bank AG, Commerzbank AG at the total value of EUR 15 million in order to secure completion of duties by its German subsidiary ORLEN Deutschland AG resulting from trading in fuels. Issued guarantees and sureties will replace currently valid securities granted on 29 July 2003 on the basis of the Issuer's sureties. Guarantees and sureties are valid up to 31 January 2005.
4. On 29 July 2004 PKN ORLEN S.A. granted the surety in the form of guarantee letter for the bank Zürich Versicherung AG at the total value of EUR 20 million in order to secure completion of duties by its German subsidiary ORLEN Deutschland AG resulting from trading in fuels. The surety is valid up to 31 January 2005.
5. On 6 September 2004 ORLEN Deutschland AG concluded the yearly contract with Shell Oil Deutschland GmbH. The subject of the agreement is sale of about 350-450 thousand cubic metres of gasoline and engine oil to the company ORLEN Deutschland AG in 2004. The estimated value of the transaction amounts to about EUR 360 million.

- **Rafineria Trzebinia S.A.**

On 29 March 2004 agreements were signed with the company Prochem on general completion of installation of hydrorefinery of paraffin.

- **ORLEN Powiernik Sp. z o.o.**

On 1 January 2004 the company ORLEN Powiernik Sp. z o.o.. purchased from Citibank Handlowy the volume of 1,287 bond, issued by PKN ORLEN S.A. with nominal value of PLN 10.000 each, at the purchasing price of PLN 9,874.97 each in order to allocate available money resources.

- **Anwil S.A.**

In January 2004 Anwil S.A. signed the contract with the German company UHDE GmbH on modernization and extension of the existing production plant of chlorine and soda lye. The value of the contract amounts to EUR 19,450,000. Within this contract the company UHDE will deliver the licence, initial project and technical project and elementary device for the plant of chlorine. ANWIL will be responsible for the purchase of the other fittings and resources and the execution of building and assembling work.

INFORMATION ON PRIMARY PRODUCTS AND SERVICES, AND ON MARKETS AND SOURCES OF SUPPLY WITH ENUMERATION OF SUPPLIERS

Consolidated companies	Basic products and services	Markets (area of operations)	Dominating suppliers	Sales value in PLN thousand
Dominant Company				
PKN ORLEN S.A.	leaded and unleaded gasoline, diesel, heating, and special oils, lubricants, bitumen, ethylene, propylene, butadiene, glycols, phenol, acetone	Poland and Europe	J&S Service&Investment Ltd	12,955,458
Subsidiaries				
Rafineria Trzebinia S.A.*	gasolines, heating and base oils, lubricants, bitumen, special oils, paraffin and paraffin specifics, car cosmetics	domestic market and export	PKN ORLEN S.A., ORLEN Petrotank Sp. z o.o., Petrocentrum Sp. z o.o., ZZGNiG	877,529
Rafineria Nafty Jedlicze S.A.*	engine gasoline, diesel and heating oils, lubricants, gasolines and paraffins, paraffin products (components)	domestic market and export	ORLEN PetroTank Sp. z o.o. PETROLINVEST sp. z o.o. J.S Energy Warszawa, KGNiG Sanok, ORLEN PetroCentrum Sp. z o.o.	271,880
IKS Solino S.A.	brine, evaporated, iodinated salt, salt tablets, fuel storage service in PMRiP	domestic market and export	Janikowskie Zaklady Sodowe Janikosoda S.A.	55,400
Anwil S.A.*	polyvinyl chloride, sodium hydrate, ammonium nitrate, CANWIL- nitro-chalk, granulated PCV	domestic market and export	PKN ORLEN S.A., PGNiG S.A.,	790,697
ORLEN-Oil Sp. z o.o.*	engine, industrial, technological oils, lubricants, utilizing liquids, base oils	domestic market and export	PKN ORLEN S.A. INFINEUM UK Ltd. Great Britain	248,036
ORLEN Asfalt Sp. z o.o.	Road, processed industrial bitumen, asphalt components	domestic market and export	PKN ORLEN S.A. Rafineria Trzebinia S.A.	147,363

Consolidated companies	Basic products and services	Markets (area of operations)	Dominating suppliers	Sales value in PLN thousand
ORLEN PetroTank Sp. z o.o.	Engine gasoline, heating, diesel oils and liquid gas	Poland	PKN ORLEN S.A., ORLEN Petrocentrum Sp. z o.o.	472,165
ORLEN PetroProfit Sp. z o.o.*	engine gasoline, diesel, heating, engine, industrial oils, LPG, preparation and sales of refrigerating oils, polyethylene, polypropylene	eastern Polska	PKN ORLEN S.A., ORLEN Petro Centrum Sp. z o.o., Petrotank Sp. z o.o.	205,768
ORLEN PetroCentrum Sp. z o.o.	engine gasoline, heating and diesel oils, and liquid gas	central and north-western Poland	PKN ORLEN S.A.	558,517
Petrolot Sp. z o.o.	aircraft fuel Jet A-1, aircraft gasoline 100LL, car fuels	domestic and foreign airlines, mazowieckie region	PKN ORLEN S.A. Osrodek Badawczo Rozwojowy Przemyslu Rafineryjnego w Plocku	238,548
ORLEN Morena Sp. z o.o.	engine gasoline, diesel, heating oils, propan-butan, logistics service	northern Poland	PKN ORLEN S.A. ORLEN PetroCentrum Sp. z o.o. ORLEN PetroTank Sp. z o.o.	110,670
Ship - Service S.A. *	oil, used up oil	Domestic and foreign harbours (in Klajpeda, in Lithuania)	PKN ORLEN S.A. Litasco Ltd. Lietkomerc	104,615
ORLEN PetroZachod Sp. z o.o.	engine gasoline, diesel, heating oils, gas, Petrygo liquid, plastics	Poland, wielkopolskie, lubuskie, dolnoslaskie, zachodniopomorskie region	PKN ORLEN S.A. ORLEN PetroTank Sp. z o.o. ORLEN PetroCentrum Sp. z o.o., ORLEN GAZ Sp. z o.o., Hadex GAZ	251,589
ORLEN Deutschland (activity in Germany)	engine gasoline, heating, diesel oils, liquid gas	northern Germany	BP/Aral, Shell, Total, Mabanaft,	4 173,093
ORLEN Gaz Sp. z o.o.	sale of liquid gas	domestic market and export	PKN ORLEN S.A.	196,874
Zaklad Budowy Aparatury S.A.	production, sale and repairs of chemical installation (pipes to heat exchangers, cyclone pipes, tanks, coolers, stalls)	Poland	Rautaruki, Huta Czestochowa, Huta Pokoj, Kuznia Gdanska, Huta Andrzej, SLOVRUR,	7,236
Petrotel Sp. z o.o.	telecommunication services, GSM activation services, materials	Plock and the environs	Polkomtel, Limeks Sp. z o.o.	15,807
ORLEN Projekt S.A.	design and typographical services	domestic market and export	-	8,431

Consolidated companies	Basic products and services	Markets (area of operations)	Dominating suppliers	Sales value in PLN thousand
ORLEN Medica Sp. Z o.o.	health care services	domestic market	-	7,697
ORLEN Automatyka Sp. z o.o.	installation, repairs and maintenance of control and measuring device, apparatuses and fittings	Poland	Zaklady Automatyki POLNA S.A.- PPH MAR-JAN S.J., INTROL Sp. z o.o.	10,967
ORLEN Wir Sp. z o.o.	repair services (compressors and turbinek)	Poland	„ALFA PLOCK" Pawel Porebski TRANSFER – BIS, Plock TRANSFER, Plock POLITEKNO, Krakow	3,249
ORLEN Transport Plock Sp. z o.o.	ADR transport, transport of goods and people, spedition, repairs, maintenance, sale of Petrygo, Ekotermu, fuels	Poland and Europe	PKN ORLEN S.A.	35,803
ORLEN Transport Szczecin Sp. z o.o.	transport services	Poland, zachodniopo-, morskie,lubuskie wielkopolskie, pomorskie region	PKN ORLEN S.A. ORLEN Morena Sp. z o.o.	2,211
ORLEN Transport Krakow Sp. z o.o.	transportation services, sale of fuels, diagnostic services	Poland and Europe	PKN ORLEN S.A., ORLEN PetroTank Sp. z o.o.,	13,558
ORLEN Transport Lublin Sp. z o.o.	transportation, logistic and maintenance services	Poland and Europe	PKN ORLEN S.A. Renault Truck Polska Sp. z o.o.	5,854
ORLEN Transport Nowa Sol Sp. z o.o.	transportation services; sale of fuels	Poland, lubuskie, dolnoslaskie and partly zachodniopomor skie and wielkopolskie region	PKN ORLEN S.A. ORLEN Morena Sp. z o.o.	9,437
ORLEN Transport Slupsk Sp. z o.o.	motor and transportation services, sale of fuels	domestic market	PKN ORLEN S.A.	10,255
ORLEN Transport Olsztyn Sp. z o.o.	transportation services	domestic market	PKN ORLEN S.A. ORLEN Morena Sp. z o.o.	8,060
ORLEN Transport Kedzierzyn Kozle Sp. z o.o.	transportation, logistic and maintenance services, sale of cars and fuels	Poland and Europe	PKN ORLEN S.A., Fiat Auto Poland S.A., Rafineria Trzebinia S.A	11,095
ORLEN KolTrans Sp. z o.o.	management of tankers cars and auxiliary activity	Poland	PKN ORLEN S.A., Przedsiebiorstwo Wielobranzowe TECHMAX sp.j.	13,540
ORLEN Budonaft Sp. z o.o.	construction, maintenance and modernizations of service stations	Poland	BRUGG, AGROSTAL,	11,693

Consolidated companies	Basic products and services	Markets (area of operations)	Dominating suppliers	Sales value in PLN thousand
ORLEN Laboratorium Sp. z o.o.	laboratory services	Poland	Polskie Odczynniki Chemiczne S.A., Linde Gaz Polska Sp. z o.o., Inkom Instruments Co.; Boc-Gazy Sp. z o.o.	19,417
ORLEN Powiernik Sp. z o.o.	trust services to PKN ORLEN	Plock	PKN ORLEN S.A.	30
Joint Ventures				
Basell Orlen Polyolefins Sp. z o.o.	polyethylen, polypropylen, trust services to Basell Polyolefins Company	domestic market, export	PKN ORLEN S.A.,	480,133
Associated companies				
Naftoport Sp. z o.o.	reloading services	domestic and foreign customers	-	39,869
Chemiepetrol Sp. z o.o.	glycols, phenol, acetone	Germany	Polish chemical plants	15,961
Flexpol Sp. z o.o.	production and packaging of foils	domestic market, export	PKN ORLEN S.A. Basell ORLEN Polyolefins	42,545

* jointly capital group

TRANSACTIONS WITH RELATED ENTITES

Transactions with related entities, where value of single transaction or total value of transactions during the first half of the year 2004 exceeds a PLN equivalent of EUR 500 thousand:

No	Name of business partners	Sales in PLN thousand	Purchases in PLN thousands
1.	ORLEN Gaz Sp. z o.o.	121 892	93 975
2.	ORLEN PetroProfit Sp. z o.o.	50 650	7 095
3.	ORLEN PetroTank Sp. z o.o.	357 942	5 443
4.	Inowroclawskie Kopalnie Soli "SOLINO" S.A.	451	14 753
5.	ORLEN PetroCentrum Sp. z o.o.	551 708	3 119
6.	Petrotel Sp. z o.o.	864	4 919
7.	PETROLOT Sp. z o.o.	223 367	747
8.	Rafineria Trzebinia S.A.	26 770	1 928
9.	Rafineria Nafty Jedlicze S.A.	2 526	2 129
10.	SHIP-SERVICE S.A.	42 212	226
11.	ANWIL S.A.	166 784	752
12.	ORLEN Oil Sp. z o.o.	105 696	294
13.	Flexpol Sp. z o.o.	6 414	0
14.	Wisla Plock Sportowa S.A.	12	7 292
15.	ORLEN Medica Sp. z o.o	83	2 627
16.	ORLEN PetroZachod Sp. z o.o.	90 092	4 741
17.	ORLEN Projekt S.A.	233	4 405
18.	ORLEN Ochrona Sp. z o.o.	292	13 577
19.	Zaklad Budowy Aparatury S.A.	1 486	3 043
20.	ORLEN Transport Plock Sp. z o.o.	26 056	7 247
21.	ORLEN Automatyka Sp.z o.o.	252	8 985
22.	ORLEN Budonaft Sp. z o.o.	391	8 953
23.	Serwis Mazowsze Sp. z o.o.	102	2 548
24.	ORLEN Transport Olsztyn Sp. z o.o.	1 898	2 606
25.	ORLEN Transport Lublin Sp. z o.o.	497	3 570
26.	ORLEN Transport Kedzierzyn-Kozle Sp. z o.o.	914	2 849
27.	ORLEN Transport Poznan Sp. z o.o.	957	3 716
28.	ORLEN Transport Slupsk Sp. z o.o.	3 846	2 448
29.	ORLEN Transport Krakow Sp. z o.o.	3 767	3 144
30.	ORLEN Transport Warszawa Sp. z o.o.	179	2 909
31.	ORLEN Transport Nowa Sol Sp. z o.o.	274	5 606
32.	Zaklad Urzadzen Dystrybucyjnych Sp. z o.o.	0	4 822
33.	ORLEN KolTrans Sp. z o.o.	2 754	7 942
34.	ORLEN Asfalt Sp. z o.o. (formerly Bitrex Sp. z o.o.)	113 023	1 576
35.	ORLEN Morena Sp. z o.o.	27 463	145
36.	BASELL ORLEN POLYOLEFINS Sp. z o.o.	356 422	3 658
37.	ORLEN Laboratorium Sp. z o.o.	1 272	18 004
38.	PPHU Piast Sp. z o.o.	19 855	8
39.	Petro-Oil Lubelskie Centrum Sprzedazy Sp. z o.o.	170	4 893

No	Name of business partners	Sales in PLN thousand	Purchases in PLN thousands
40.	Petro-Oil Malopolskie Centrum Sprzedazy Sp. z o.o.	1 350	3 570
41.	Petro-Oil Wielkopolskie Centrum Sprzedazy Sp. z o.o.	685	3 707
42.	Petro-Oil SEEWAX Sp. z o.o.	148	6 272
43.	Petro - Oil Slaskie Centrum Sprzedazy Sp. z o.o.	0	3 090
44.	Petro-Oil Dolnoslaskie Centrum Sprzedazy Sp. z o.o.	11	5 528
45.	Petro-Oil Pomorskie Centrum Sprzedazy Sp. z o.o.	2	6 465

Transactions with related entities were presented above using the arithmetic average of the exchange rates published by the National Bank of Poland for the last day of each month in the period from 1 January 2004 to 30 June 2004 – equal – 4.7311 PLN/EUR.

CHANGES IN THE COMPOSITION OF THE DOMINANT COMPANY AND IN THE CONSOLIDATED COMPANIES' MANAGEMENT AND SUPERVISORY BOARDS DURING THE FIRST HALF OF THE YEAR 2004

Following persons were members of the Management Board of PKN ORLEN S.A. in the period from 1 January 2004 to 30 June 2004:

Zbigniew Wrobel	President of the Management Board General Director since 8 February 2002
Slawomir Golonka	Vice-President of the Management Board since 8 February 2002 Vice-President of the Management Board for Sales since 12 March 2002 Vice-President of the Management Board for Strategy and Capital Investments since 4 May 2004
Andrzej Macenowicz	Member of the Management Board since 8 February 2002 Vice-President of the Management Board since 7 March 2002 Vice-President of the Management Board for Human Resources and Management Systems since 12 March 2002
Janusz Wisniewski	Vice-President of the Management Board since 7 March 2002 Vice-President of the Management Board for Development and Production from 12 March 2002 Vice-President of the Management Board for Production, Wholesale and Logistics since 4 May 2004
Jacek Strzelecki	Vice-President of the Management Board, Chief Financial Officer since 11 July 2002
Krzysztof Kluzek	Member of the Management Board since 22 April 2004 Member of the Management Board for Retail Sale and Marketing since 4 May 2004

In the reporting period supervision over the activity of the Dominant Company was performed by the Supervisory Board constituted by following people:

Maciej Gierej	Member of the Supervisory Board since 21 February 2002 to 28 June 2002 Chairman of the Supervisory Board since 28 June 2002 to 8 April 2004
Edward Grzywa	Member of the Supervisory Board since 21 February 2002 to 8 April 2004
Krzysztof Kluzek	Member of the Supervisory Board since 21 February 2002 to 22 April 2004
Andrzej Kratiuk	Member of the Supervisory Board since 21 February 2002 to 8 April 2004
Ryszard Lawniczak	Member of the Supervisory Board since 21 February 2002
Grzegorz Mroczkowski	Member of the Supervisory Board since 1 March 2004 to 2 April 2004
Krzysztof Szlubowski	Member of the Supervisory Board since 21 February 2002
Jan Waga	Member of the Supervisory Board since 21 February 2002 Vice Chairman of the Supervisory Board since 7 March 2002 to 8 April 2004 Chairman of the Supervisory Bard since 8 April 2004
Maciej Andrzej Kruk	Member of the Supervisory Board since 2 April 2004 to 8 April 2004
Jacek Bartkiewicz	Member of the Supervisory Board since 25 March 2003 to 1 March 2004
Orest Andrzej Nazaruk	Member of the Supervisory Board since 17 April 2003 to 8 April 2004 Secretary of the Supervisory Board since 14 May 2003 to 8 April 2004
Janusz Zielinski	Member of the Supervisory Board since 8 April 2004
Marian Czakanski	Member of the Supervisory Board since 8 April 2004 to 11 June 2004
Andrzej Studzinski	Member of the Supervisory Board since 8 April 2004
Jacek Walczykowski	Member of the Supervisory Board since 8 April 2004 Vice Chairmen of the Supervisory Board since 8 April 2004
Andrzej Wieczorkiewicz	Member of the Supervisory Board since 8 April 2004 Secretary of the Supervisory Board since 8 April 2004
Michal Stepniewski	Member of the Supervisory Board since 24 June 2004

Members of the Management and Supervisory Boards in companies of the Capital Group PKN ORLEN S.A. as at 30 June 2004 (below Supervisory Board members include only those representing PKN ORLEN SA)

The companies of a greatest meaning when considering turn-over and equity:

Rafineria Trzebinia S.A.	President Member of the Management Board Supervisory Board	Grzegorz Slak Pawel Kaliciak, Wozniakowski Eugeniusz Janusz Wisniewski – Chairman of the Supervisory Board Piotr Kearney, Andrzej Sikora, Danuta Kowalska, Grzegorz Wolinski
Rafineria Nafty Jedlicze S.A.	President Member of the Management Board Supervisory Board	Krzysztof Janas Adam Kozak, Ryszard Szyszlak Andrzej Macenowicz - Chairman of the Supervisory Board Czeslaw Bugaj, Andrzej Stegenta, Tomasz Gryzewski, Marian Lyko
IKS „Solino" S.A.	President Member of the Management Board Supervisory Board	Czeslaw Misterski Piotr Mrozinski, Jolanta Uzarczyk-Gerus, Andrzej Macenowicz - Chairman of the Supervisory Board Marek Bakula, Piotr Kearney, Wojciech Gurgacz
Anwil S.A.	President Member of the Management Board Supervisory Board	Benedykt Michewicz Teresa Szeligowska, Krzysztof Kaminski, Wojciech Radomski Janusz Wisniewski - Chairman of the Supervisory Board Jacek Strzelecki, Stefan Garus, Janusz Zielinski
Naftoport Sp. z o.o.	President Member of the Management Board Supervisory Board	Tadeusz Zakrzewski Andrzej Radzikowski Andrzej Macenowicz - Chairman of the Supervisory Board Wladyslaw Wawak, Witold Czaja
ORLEN -Oil Sp. z o.o.	President Member of the Management Board Supervisory Board	Marian Andrzej Lyko Adam Gebala, Wojciech Glaziewicz Slawomir Golonka - Chairman of the Supervisory Board Janusz Wisniewski
Basell Orlen Polyolefins Sp. z o.o.	President Member of the Management Board Supervisory Board	Hartmut Luker Karol Marek Sep, Willem Adolf Eduardus Waelput, Malgorzata Wisnicka-Hincza Zbigniew Wrobel - Chairman of the Supervisory Board Slawomir Golonka
ORLEN Asfalt Sp. z o.o.	President Member of the Management Board Supervisory Board	Wojciech Hetkowski Miroslaw Wrona, Andrzej Zdzienicki, Arkadiusz Szyszka Janusz Wisniewski - Chairman of the Supervisory Board Marcin Krupa, Malgorzata Murawa-Swiatkiewicz Tomasz Kwiecien

Fuel companies:

ORLEN PetroTank Sp. z o.o.	President Member of the Management Board Supervisory Board	Roman Lewandowski Andrzej Swiatkowski, Artur Dybowski Stefan Garus - Chairman of the Supervisory Board Tomasz Woloch, Andrzej Anklewicz
ORLEN PetroProfit Sp. z o.o.	President Member of the Management Board Supervisory Board	Jan Serwa Jacek Stodolkiewicz, Ewa Josko Krzysztof Gawlowski - Chairman of the Supervisory Board Wojciech Ostrowski, Bogdan Leski
ORLEN PetroCentrum Sp. z o.o.	President Member of the Management Board Supervisory Board	Jozef Janiszewski Aniela Michalik Tomasz Osowiecki - Chairman of the Supervisory Board Alicja Kaminska, Jozef Wieckowski
Petrolot Sp. z o.o.	President Member of the Management Board Supervisory Board	Jan Kujawa Wojciech Weiss, Krzysztof Czujkowski Kazimierz Klek - Chairman of the Supervisory Board Zbigniew Naskretski
ORLEN PetroZachod Sp. z o.o.	President Member of the Management Board Supervisory Board	Krzysztof Badura Przemyslaw Lesnik, Zenon Gawron Maciej Wojciechowski - Chairman of the Supervisory Board Jaroslaw Sosinski
Ship – Service S.A.	President Member of the Management Board Supervisory Board	Jerzy Krzystyniak Edmund Kazimierz Runowicz, Dariusz Sabalski Bogdan Zegar - Chairman of the Supervisory Board Andrzej Anklewicz Janusz Girszewski
ORLEN Morena Sp. z o.o.	President Member of the Management Board Supervisory Board	Izabella Olszewska Wanda Zubrycka Pawel Wysocki - Chairman of the Supervisory Board Aneta Pankowska
ORLEN Deutschland AG	President Member of the Management Board Supervisory Board	Jean-Jaques Verschueren Michal Jonczynski, Josef Niedworok Slawomir Golonka - Chairman of the Supervisory Board Piotr Kearney, Jacek Strzelecki, Robert Bednarski, Zbigniew Naskretski

LPG trading companies:

ORLEN Gaz Sp. z o.o.	President Member of the Management Board Supervisory Board	Andrzej Rokicki Bernard Cichocki, Krzysztof Pius Bazyli Samojlik - Chairman of the Supervisory Board Dariusz Kusiak, Grazyna Tomala

Companies from restructuring of the Dominant Company:

Zaklad Budowy Aparatury S.A.	President Member of the Management Board Supervisory Board	Antoni Jagodzinski Leszek Luniewski Robert Bednarski - Chairman of the Supervisory Board Jacek Stanik, Danuta Kozlowska
Petrotel Sp. z o.o.	President Member of the Management Board Supervisory Board	Marian Ostrowski Ewa Raczynska, Janusz Sawicki Jerzy Bielec - Chairman of the Supervisory Board Artur Parlicki
ORLEN Projekt S.A.	President Member of the Management Board Supervisory Board	Zbigniew Rakowiecki Tomasz Sieradzki Konstanty Makal - Chairman of the Supervisory Board Przemyslaw Grabowski, Andrzej Czarzasty
ORLEN Medica Sp. z o.o.	President Member of the Management Board Supervisory Board	Pawel Reszelski Wojciech Szumski Jerzy Adamus - Chairman of the Supervisory Board Malgorzata Olaszkiewicz Jozef Kurek
ORLEN Laboratorium Sp. z o.o.	President Member of the Management Board Supervisory Board	Andrzej Plewicki Adam Wisniewski Zbigniew Naskretski – Chairman of the Supervisory Board Krystyna Zelechowska

Maintenance companies of the Dominant Company:

ORLEN Automatyka Sp. z o.o.	President Member of the Management Board Supervisory Board	Kazimierz Betlejewski Jerzy Klatte Waldemar Pobierzyn - Chairman of the Supervisory Board Tomasz Kraszewski
ORLEN Wir Sp. z o.o.	President Member of the Management Board Supervisory Board	Jozef Swiatczak Witold Kapela Zdzislaw Nicewicz – Chairman of the Supervisory Board Zbigniew Belka

Transportation companies of the Dominant Company:

ORLEN Transport Plock Sp. z o.o.	President Member of the Management Board Supervisory Board	Jerzy Jasinski Roman Rutecki, Remigiusz Miecznikowski Marek Bakula - Chairman of the Supervisory Board Elwira Lewtak
ORLEN Transport Szczecin Sp. z o.o.	President Member of the Management Board Supervisory Board	Pawel Hapczyk Bogdan Biskupski Artur Falkiewicz - Chairman of the Supervisory Board Malgorzata Malkiewicz
ORLEN Transport Krakow Sp. z o.o.	President Member of the Management Board Supervisory Board	Robert Zaklika Marek Misiejko Grazyna Tomala - Chairman of the Supervisory Board Tomasz Woloch
ORLEN Transport Lublin Sp. z o.o.	President Member of the Management Board Supervisory Board	Andrzej Czajkowski Janusz Zaorski Marek Jedlak
ORLEN Transport Nowa Sol Sp. z o.o.	President Supervisory Board	Leszek Gnitecki Henryk Jaworski - Chairman of the Supervisory Board Anna Jasinska
ORLEN Transport Slupsk Sp. z o.o.	President Member of the Management Board Supervisory Board	Wieslaw Idzkowski Edward Klecha, Slawomir Myslinski Anna Szurek - Chairman of the Supervisory Board Tomasz Olewniczak
ORLEN Transport Olsztyn Sp. z o.o.	President Member of the Management Board Supervisory Board	Tadeusz Kowalczyk Stanislaw Mastylo Jerzy Majchrzak - Chairman of the Supervisory Board Jadwiga Godlewska
ORLEN Transport Kedzierzyn Kozle Sp. z o.o.	President Member of the Management Board Supervisory Board	Marek Gadowski Michal Miklas Dariusz Formela - Chairman of the Supervisory Board Ryszard Gibula
ORLEN KolTrans Sp. z o.o.	President Member of the Management Board Supervisory Board	Andrzej Dorosz Czeslaw Wieczorek Marcin Jezewski - Chairman of the Supervisory Board Andrzej Malecki Adam Wozniak

Other companies:

Chemiepetrol Sp. z o.o.	Management Board	Dariusz Dabrowa, Jurgen Kleiner
Flexpol Sp. z o.o.	President Supervisory Board	Zdzislaw Nisztor Robert Gmyrek

ORLEN Powiernik Sp. z o.o.	President Member of the Management Board Revision Commission	Arkadiusz Lewtak Malgorzata Mioduska Andrzej Barna – President of the Revision Commission Iwona Zawidzka Grazyna Tomala
ORLEN Budonaft Sp. z o.o.	President Member of the Management Board Supervisory Board	Wladyslaw Teterycz Ewa Czernicka, Marek Truchan Dariusz Kusiak - Chairman of the Supervisory Board Maciej Szozda Rafal Jedrzejewski Walenty Cywinski

TOTAL NUMBER OF ALL SHARES OF THE DOMINANT COMPANY AND OF OTHER CAPITAL GROUP ENTITIES BEING HELD BY MANAGEMENT BOARD AND SUPERVISORY BOARD MEMBERS OF DOMINANT COMPANY

On 30 June 2004 Management Board members and Supervisory Board members did not possess any shares and stakes in the Dominant Company and other companies in the Capital Group.

SHAREHOLDERS OF THE DOMINANT COMPANY

Shareholders of PKN ORLEN S.A. as at 30 June 2004:

Shareholders	Number of shares	Number of votes	Par value of shares	Share in share capital
Nafta Polska S.A	74 076 299	74 076 299	92 595 374	17.32%
State Treasury	43 633 897	43 633 897	54 542 371	10.20%
The Bank of New York	45 419 602	45 419 602	56 774 503	10.62%
Other *	264 579 263	264 579 263	330 724 078	61.86%
Total	**427 709 061**	**427 709 061**	**534 636 326**	**100.00%**

*According to the current report no 56/2002 issued on 20 June 2002, Warsaw based Kulczyk Holding S.A. and its affiliates, possessed 23,911,206 shares of PKN ORLEN S.A., constituting 5.591% (taking into consideration increase in the share capital on 20 November 2003) of total number of votes on the General Meeting of Shareholders.

* According to the current report no 54/2003 issued on 4 July 2003, Commercial Union OFE BPH CU WBK possessed at 1 July 2003 21,533,539 shares of PKN ORLEN S.A., constituting 5.035% of share capital and 21,533,539 votes on the General Meeting of Shareholders which equals to 5.035% (taking into consideration increase in the share capital on 20 November 2003) of total number of votes on the General Meeting of Shareholders.

No contracts are known, as a result of which changes in the stake of shareholders might occur in the future.

Management Board Commentary on Business Operations of Polski Koncern Naftowy ORLEN Spolka Akcyjna for the 6 month period ended 30 June 2004 submitted by the Management Board composed of:

....

A. President

Vice-President

Janusz Wisniewski

....

Vice-President

Jacek Strzelecki

....

Vice-President

Slawomir Golonka

....

Member

Krzysztof Kluzek

....

Vice-President

Andrzej Macenowicz

Plock, 27 September 2004

POLSKI KONCERN NAFTOWY ORLEN
SPOLKA AKCYJNA

CONDENSED FINANCIAL STATEMENTS
OF PKN ORLEN S.A.
FOR THE 6 MONTH PERIOD
ENDED 30 JUNE 2004

PLOCK, SEPTEMBER 2004

Independent Auditor's Review Report on the condensed half year Financial Statements for the 6 month period ended 30 June 2004 included in the consolidated half year report

To the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

1. We have reviewed the attached condensed half year financial statements of Polski Koncern Naftowy ORLEN S.A. ("the Company"), located at Plock, Chemikow Street 7, including:

   - the introductory notes,
   - the balance sheet as of 30 June 2004 with total assets amounting to 14,832,707 thousand zlotys (in words: fourteen billion, eight hundred thirty two million, seven hundred seven thousand zlotys),
   - the profit and loss account for the period from 1 January 2004 to 30 June 2004 with a net profit amounting to 954,669 thousand zlotys (in words: nine hundred fifty four million, six hundred sixty nine thousand zlotys),
   - the statement of changes in shareholders' equity for the period from 1 January 2004 to 30 June 2004 with a net increase of shareholders' equity amounting to 668,022 thousand zlotys (in words: six hundred sixty eight million, twenty two thousand zlotys),
   - the cash flow statement for the period from 1 January 2004 to 30 June 2004 with a net cash inflow amounting to 252,181 zlotys (in words: two hundred fifty two million, one hundred eighty one thousand zlotys) and
   - the explanatory notes.

   The form of the attached half year financial statements for the 6 month period ended 30 June 2004 ("attached financial statements") is prescribed by the Decree of the Council of Ministers of 16 October 2001, on current and periodic information published by issuers of securities (Journal of Law No. 139, item 1569 with further amendments) ("Decree on current and periodic information").

2. The truth and fairness of the attached financial statements and the proper maintenance of the accounting records are the responsibility of the Company's Management Board. Our responsibility is to issue a report on these financial statements based on our review.

3. We conducted our review in accordance with the provisions of the law binding in Poland and auditing standards issued by the National Council of Statutory Auditors. These standards require that we plan and perform our review in such a way as to obtain moderate assurance as to whether the financial statements are free of material misstatement. The review was mainly based on applying analytical procedures to the financial data, review of accounting records and discussions with the management of the Company as well as its employees. The scope of work of a review differs significantly from an audit of financial statements, the objective of which is to express an opinion on the truth and fairness of the financial statements. Accordingly, we do not express such an opinion on the attached financial statements.

4. Based on our review, nothing came to our attention that causes us to believe that the attached financial statements do not present truly and fairly in all material respects the financial position of the Company as at 30 June 2004 and the financial result, for the 6 months ended 30 June 2004 in accordance with the accounting principles set out in the Accounting Act dated 29 September 1994 (the uniform text Journal of Laws 2002, No. 76, item 694, with further amendments) and the appropriate related regulations (jointly "the Accounting Regulations").

Certified Auditor
Registration No. 9542/7118

on behalf of
Ernst & Young Audit Sp. z o.o.
Emilii Plater St. 53, 00-113 Warsaw
Registration No. 130

Łukasz Zalicki

Andrzej Kowal
Certified Auditor
Registration No. 90032/6977

Warsaw, 27 September 2004

SELECTED FINANCIAL DATA	in PLN thousand		in EUR thousand	
	6 month period ended 30 June 2004	6 month period ended 30 June 2003	6 month period ended 30 June 2004	6 month period ended 30 June 2003
I. Net sales of finished products, goods for resale and materials	12 955 458	11 438 785	2 738 361	2 417 786
II. Operating profit (loss)	1 082 768	781 617	228 862	165 208
III. Profit before taxation (loss)	1 183 060	790 333	250 060	167 051
IV. Net profit (loss)	954 669	567 109	201 786	119 868
V. Cash flow from operating activities	1 036 889	93 510	219 164	19 765
VI. Cash flow from investing activities	(381 695)	(828 908)	(80 678)	(175 204)
VII. Cash flow from financing activities	(403 013)	733 308	(85 184)	154 997
VIII. Net cash flow	252 181	(2 090)	53 302	(442)
IX. Total assets	14 832 707	13 761 146	3 265 534	3 029 621
X. Liabilities and provisions for liabilities	5 754 236	5 951 195	1 266 839	1 310 201
XI. Long-term liabilities	1 596 509	-	351 484	-
XII. Short-term liabilities	3 360 444	5 129 911	739 827	1 129 389
XIII. Equity	9 078 471	7 809 951	1 998 695	1 719 420
XIV. Share capital	534 636	525 221	117 704	115 631
XV. Number of shares	427 709 061	420 177 137	427 709 061	420 177 137
XVI. Earnings per ordinary share (12-month/annualized) (in PLN/EUR)	3,21	1,90	0,68	0,40
XVII. Diluted earnings per ordinary share (in PLN/EUR)	-	-	-	-
XVIII. Net book value per share (in PLN/EUR)	21,23	18,59	4,67	4,09
XIX. Diluted net book value per share (in PLN/EUR)	-	-	-	-
XX. Declared or paid dividends per share (in PLN/EUR)	0,65*	-	0,14*	-

* Dividend from distribution of profit for 2003.

Selected financial data has been recalculated to EURO according to the following principles:

- balance sheet items - on the basis of the average rates published as of 30 June 2004 – 4.5422 zloty/ EURO,
- income statement and cash flow items – on the basis of the rate, which is the simple average of average rates, stated by National Bank of Poland for the last day of each month of the period from 1 January to 30 June 2004 – 4.7311 zloty/ EURO.

(in PLN thousand)

CONDENSED FINANCIAL STATEMENTS

BALANCE SHEET	30 June 2004	31 December 2003	30 June 2003
Assets			
I. Fixed assets	8 880 787	8 846 220	8 803 561
1. Intangible assets, including:	34 978	45 773	57 093
- goodwill	-	-	-
2. Tangible fixed assets	6 458 080	6 384 257	6 270 810
3. Long-term receivables	36 544	30 047	32 655
3.1. From subordinated entities	33 984	25 363	25 751
3.2. From other entities	2 560	4 684	6 904
4. Long-term investments	2 221 518	2 237 491	2 315 122
4.1. Real estates	-	-	-
4.2. Intangible assets	-	-	-
4.3. Long-term financial assets	2 221 518	2 237 491	2 315 122
a) in subordinated entities	1 722 341	1 738 522	1 718 118
b) in other entities	499 177	498 969	597 004
4.4. Other long-term investments	-	-	-
5. Long-term prepayments, deferred costs and deferred tax asset	129 667	148 652	127 881
5.1. Deferred tax assets*	-	-	-
5.2. Prepayments and deferred costs	129 667	148 652	127 881
II. Current assets	5 951 920	4 862 638	4 957 585
1. Inventories	2 874 524	2 568 594	2 719 729
2. Short-term receivables	2 243 735	1 798 475	1 639 731
2.1. From subordinated entities	547 051	700 010	761 515
2.2. From other entities	1 696 684	1 098 465	878 216
3. Short-term investments	603 092	148 598	68 680
3.1. Short-term financial assets	603 092	148 598	68 680
a) in subordinated entities	-	-	-
b) in other entities	290 229	85 829	9 191
c) cash and cash equivalents	312 863	62 769	59 489
3.2. Other short-term investments	-	-	-
4. Short-term prepayments and deferred costs	230 569	346 971	529 445
Total assets	14 832 707	13 708 858	13 761 146

* The Company compensates provision for deferred tax and deferred tax assets.

(in PLN thousand)

BALANCE SHEET	30 June 2004	31 December 2003	30 June 2003
Liabilities			
I. Shareholders Equity	9 078 471	8 410 449	7 809 951
1. Share capital	534 636	534 636	525 221
2. Unpaid share capital (negative value)	-	-	-
3. Own shares (negative value)	-	-	-
4. Capital reserve	6 777 817	6 122 438	5 936 632
5. Revaluation reserve	732 920	741 165	716 044
6. Other capital reserves	53 476	53 476	53 476
7. Undistributed profit from previous years	24 953	11 469	11 469
8. Net profit	954 669	947 265	567 109
9. Distribution from profit during financial year (negative value)	-	-	-
II. Liabilities and provisions for liabilities	5 754 236	5 298 409	5 951 195
1. Provisions for liabilities	710 958	655 174	761 217
1.1. Provision for deferred tax*	156 755	147 838	296 380
1.2. Retirement benefits and similar provisions	99 880	87 742	83 794
a) long-term	87 712	76 394	73 295
b) short-term	12 168	11 348	10 499
1.3. Other provisions	454 323	419 594	381 043
a) long-term	386 792	361 846	318 807
b) short-term	67 531	57 748	62 236
2. Long-term liabilities	1 596 509	1 356 181	-
2.1. To subordinated entities	-	-	-
2.2. To other entities	1 596 509	1 356 181	-
3. Short-term liabilities	3 360 444	3 193 285	5 129 911
3.1. To subordinated entities	103 365	321 394	402 095
3.2. To other entities	3 221 092	2 841 860	4 689 368
3.3. Special funds	35 987	30 031	38 448
4. Accruals and deferred income	86 325	93 769	60 067
4.1. Negative goodwill	-	-	-
4.2. Other accruals and deferred income	86 325	93 769	60 067
a) long-term	-	-	-
b) short-term	86 325	93 769	60 067
Total liabilities	14 832 707	13 708 858	13 761 146

* The Company compensates provision for deferred tax and deferred tax assets.

Net book value	9 078 471	8 410 449	7 809 951
Number of shares	427 709 061	427 709 061	420 177 137
Net book value per share (in PLN)	21,23	19,66	18,59

OFF BALANCE SHEET ITEMS	30 June 2004	31 December 2003	30 June 2003
1. Contingent receivables	-	-	-
1.1. From subordinated entities	-	-	-
- received guarantees and sureties	-	-	-
1.2. From other entities	-	-	-
- received guarantees and sureties	-	-	-
2. Contingent liabilities	1 410 735	961 156	468 924
2.1. To subordinated entities	1 410 735	961 156	468 924
- granted guarantees and sureties	957 036	961 156	468 924
- pledge on shares	453 699	-	-
2.2. To other entities	-	-	-
- granted guarantees and sureties	-	-	-
3. Other	900	900	900
Total off-balance sheet items	1 411 635	962 056	469 824

(in PLN thousand)

INCOME STATEMENT	6 month period ended 30 June 2004	6 month period ended 30 June 2003
I. Net sales, including	12 955 458	11 438 785
- to subordinated entities	2 314 086	2 070 247
1. Net sales of finished products	12 209 246	10 809 478
2. Net sales of goods for resale and materials	746 212	629 307
II. Cost of goods sold	(5 968 595)	(5 453 537)
- to subordinated entities	(1 277 383)	(1 157 391)
1. Cost of sales of finished products	(5 377 283)	(4 956 444)
2. Cost of goods for resale and materials sold	(591 312)	(497 093)
III. Gross profit on sales (I-II)	6 986 863	5 985 248
IV. Selling and distribution costs	(5 552 420)	(5 094 463)
V. General and administration expenses	(260 896)	(284 408)
VI. Profit on sales (III-IV-V)	1 173 547	606 377
VII. Other operating income	48 694	277 274
1. Profit on disposal of non-financial fixed assets	2 603	1 715
2. Grants	-	-
3. Other	46 091	275 559
VIII. Other operating expenses	(139 473)	(102 034)
1. Loss from disposal of non-financial fixed assets	(272)	(1 152)
2. Impairment of non-financial assets	(56 526)	(20 257)
3. Other	(82 675)	(80 625)
IX. Operating profit (VI+VII-VIII)	1 082 768	781 617
X. Financial income	156 207	135 905
1. Dividends and shares in profits, including:	92 778	67 000
- from subordinated entities	24 562	20 491
2. Interest, including:	6 422	22 094
- from subordinated entities	1 578	2 709
3. Proceeds from sale of investments	4 911	38 171
4. Revaluation of investments	531	45
5. Other	51 565	8 595
XI. Financial expenses	(55 913)	(127 189)
1. Interest, including:	(33 504)	(61 698)
- for subordinated entities	(771)	(2 403)
2. Loss from sale of investments	-	-
3. Revaluation of investments	(5 714)	(4 933)
4. Other	(16 695)	(60 558)
XII. Gross profit (IX+X-XI)	1 183 062	790 333
XIII. Extraordinary items (XIV.1 - XIV.2)	(2)	-
1. Extraordinary gains	-	-
2. Extraordinary losses	(2)	-
XIV. Profit before taxation (XII+/-XIII)	1 183 060	790 333
XV. Income tax	(228 391)	(223 224)
a) current part	(223 308)	(180 774)
b) deferred part	(5 083)	(42 450)
XVI. Other obligatory charges on profit	-	-
XVII. Net profit (XIV-XV-XVI)	954 669	567 109

Net profit for 12 months (annualised)	1 374 966	796 836
Weighted average number of ordinary shares	427 709 061	420 177 137
Earnings per ordinary share (in PLN)	3,21	1,90

(in PLN thousand)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY	30 June 2004	31 December 2003	30 June 2003
I.Shareholders' equity at the beginning of period	8 374 451	7 263 591	7 263 591
a) changes in accounting policies	35 998	11 472	11 472
b) adjustments of fundamental errors	-	-	-
I.a. Shareholders' equity at the beginning of period restated for comparative data	8 410 449	7 275 063	7 275 063
1. Share capital at the beginning of period	534 636	525 221	525 221
1.1.Movements in share capital	-	9 415	-
a) increases	-	9 415	-
- issues od shares	-	9 415	-
b) decreases	-	-	-
1.2. Share capital at the end of period	534 636	534 636	525 221
2. Unpaid share capital at the beginning of period	-	-	-
2.1. Movements in unpaid share capital	-	-	-
a) increases	-	-	-
b) decreases	-	-	-
2.2. Unpaid share capital at the end of period	-	-	-
3. Own shares at the beginning of period	-	-	-
3.1. Movement in own shares	-	-	-
a) increases	-	-	-
b) decreases	-	-	-
3.2 Own shares at the end of period	-	-	-
4. Capital reserve at the beginning of period	6 122 438	5 501 180	5 501 180
4.1. Movements in capital reserve	655 379	621 258	435 452
a) increases:	655 379	621 258	435 452
- share premium	-	184 909	-
- distribution of profits (by articles)	-	-	-
- apportionment of profits (over the minimum provided for by the articles)	651 770	395 338	395 338
- capital reserve due to disposal of fixed assets	3 609	41 011	40 114
b) decreases	-	-	-
4.2. Capital reserve at the end of period	6 777 817	6 122 438	5 936 632
5. Revaluation reserve at the beginning of period	730 120	725 551	725 551
a) changes in accounting policies	11 045	3	3
5.a. Revaluation reserve at the beginning of period restated for comparative data	741 165	725 554	725 554
5.1. Movements in revaluation capital	(8 245)	15 611	(9 510)
a) increases:	21 287	63 437	31 536
- increase in valuation of long term investments	-	62 498	31 284
- deferred tax assets related to entries made to revaluation reserve	-	939	252
- hedge accounting-cash flow hedges	21 287	-	-
b) decreases	(29 532)	(47 826)	(41 046)
- fixed assets disposals	(3 609)	(41 011)	(40 114)
- impairment of tangible fixed assets	(1 102)	(6 815)	(932)
- decrease in valuation of long-term investments	(20 986)	-	-
- deferred tax assets related to entries made to revaluation reserve	(3 835)	-	-
5.2. Revaluation reserve at the end of period	732 920	741 165	716 044
6. Other capital reserves at the beginning of period	53 476	53 476	53 476
6.1. Movements in other capital reserves	-	-	-
a) increases	-	-	-
b) decreases	-	-	-
6.2. Other capital reserves at the end of period	53 476	53 476	53 476

(in PLN thousand)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUATION)	30 June 2004	31 December 2003	30 June 2003
7. Profit from previous years at the beginning of period	933 781	458 163	458 163
7.1. Undistributed profit from previous years at the beginning of period	933 781	458 163	458 163
a) changes in accounting policies	24 953	11 469	11 469
b) adjustments of fundamental errors	-	-	-
7.2. Undistributed profit from previous years at the beginning of period restated for comparative data	958 734	469 632	469 632
a) increases	-	-	-
b) decreases	(933 781)	(458 163)	(458 163)
- dividends paid	(278 011)	(58 825)	(58 825)
- transfer to capital reserve	(651 770)	(395 338)	(395 338)
- others (including transfer to settlements)	(4 000)	(4 000)	(4 000)
7.3. Undistributed profit from previous years at the end of period	24 953	11 469	11 469
7.4. Undistributed loss from previous years at the beginning of period	-	-	-
a) changes in accounting policies	-	-	-
b) adjustments of fundamental errors	-	-	-
7.5. Undistributed loss from previous years at the beginning of period restated for comparative data	-	-	-
a) increases	-	-	-
b) decreases	-	-	-
7.6. Undistributed loss from previous years at the end of period	-	-	-
7.7. Undistributed profit from previous years at the end of period	24 953	11 469	11 469
8. Net profit for the period	954 669	947 265	567 109
a) net profit*	954 669	947 265	567 109
b) net loss	-	-	-
c) distribution of profit	-	-	-
II. Shareholders' equity at the end of period	9 078 471	8 410 449	7 809 951

* Includes net profit from approved financial statement and net profit coming from a change of accounting policies amounting to PLN 13,484 thousand for the year ended 31 December 2003 and PLN 4,120 thousand for the 6 month period ended 30 June 2003.

(in PLN thousand)

CASH FLOW STATEMENT	6 month period ended 30 June 2004	6 month period ended 30 June 2003
A. Cash flow from operating activities		
I. Net profit for the year	954 669	567 109
II. Total adjustments	82 220	(473 599)
1. Depreciation	395 732	403 917
2. Foreign exchange (gains)/losses	(25 698)	32 017
3. Interest and (dividends)	(60 502)	(15 258)
4. (Profit) loss from investing activities	48 732	(21 365)
5. Movements in provisions	51 951	33 261
6. Movements in stock	(305 930)	(276 116)
7. Movements in receivables	(684 794)	(46 499)
8. Movements in creditors falling due within one year (with the exception of loans)	519 049	(292 855)
9. Movements in prepayments and accruals	126 851	(80 972)
10. Other adjustments	16 829	(209 729)
III. Net cash flow from operating activities (I+/-II)	1 036 889	93 510
B. Cash flow from investing activities		
I. Cash inflows from investing activities	344 794	127 029
1. Disposal of intangible assets and tangible fixed assets	5 335	38 480
2. Disposal of real estate investments and intangible assets investments	-	-
3. From financial assets, including:	99 150	86 403
a) in subordinated entities	29 880	31 129
- sales of financial assets (except of debt securities)	6 111	15 623
- sales of debt securities	-	-
- dividends and shares in profits	23 703	15 444
- long-term loans repaid	-	-
- interest received	66	62
- other inflows from financial assets	-	-
b) in other entities	69 270	55 274
- sales of financial assets (except of debt securities)	-	2 159
- sales of debt securities	-	-
- dividends and shares in profits	68 216	46 509
- long-term loans repaid	-	-
- interest received	1 054	6 606
- other inflows from financial assets	-	-
4. Other inflows from investing activities	240 309	2 146
II. Cash outflows from investing activities	(726 489)	(955 937)
1. Purchases of intangible fixed assets and tangible fixed assets	(511 706)	(362 159)
2. Investments in real estate and intangible fixed assets	-	-
3. For financial assets, including:	(213 497)	(593 153)
a) in subordinated entities	(12 654)	(593 153)
- purchases of financial assets (except for debt securities)	(12 654)	(593 153)
b) in other entities	(200 843)	-
- purchases of debt securities	(200 843)	-
4. Other payments	(1 286)	(625)
III. Net cash flow used in investing activities (I-II)	(381 695)	(828 908)

(in PLN thousand)

CASH FLOW STATEMENT	6 month period ended 30 June 2004	6 month period ended 30 June 2003
C. Cash flow from financing activities		
I. Inflows	713 279	2 229 131
1. Issuance of shares and other capital instruments, additional payments to capital	-	-
2. Loans	394 556	1 076 964
3. Issuance of debt securities	318 723	1 152 167
4. Other inflows	-	-
II. Outflows	(1 116 292)	(1 495 823)
1. Redemption of shares	-	-
2. Dividends and other distributions to shareholders	-	-
3. Other than distribution of profit to shareholders payments from profit	-	-
4. Repayment of loans	(549 035)	(395 000)
5. Repurchase of debt securities	(536 467)	(1 042 515)
6. Other financial liabilities	-	-
7. Finance lease payments	(124)	(1 146)
8. Interest paid	(30 666)	(57 162)
9. Other payments	-	-
III. Net cash flows used in financing activities (I-II)	(403 013)	733 308
D. Net cash flow (A.III+/-B.III+/-C.III)	252 181	(2 090)
E. Balance sheet change in cash and cash equivalents	250 094	(2 150)
- including changes in cash and cash equivalents resulting from foreign exchange gains/losses	(2 087)	(60)
F. Total cash and cash equivalents at the beginning of the period	62 769	61 639
G. Total cash and cash equivalents at the end of the period (F+/- D) *	314 950	59 549
- including those of limited availability	7 327	11 243

* excluding foreign exchange gains/losses - according to National Accounting Standard No 1

(in PLN thousand)

MOVEMENT IN INTANGIBLE FIXED ASSETS (by groups)

	a	b	c		d	e	Total intangible fixed assets
	development cost	goodwill	licences, patents and similar assets, including:	computer software	other intangible fixed assets	prepayments for intangible fixed assets	
a) gross book value at the beginning of period	139	-	152 943	3 517	50	-	153 132
b) additions	-	-	2 788	-	-	-	2 788
purchase	-	-	2 788	-	-	-	2 788
other	-	-	-	-	-	-	-
c) decreases	-	-	50	44	-	-	50
sales and liquidation	-	-	50	44	-	-	50
other	-	-	-	-	-	-	-
d) gross book value at the end of period	139	-	155 681	3 473	50	-	155 870
e) accumulated amortisation at the beginning of period	89	-	107 151	3 494	50	-	107 290
f) increases	23	-	13 555	7	-	-	13 578
amortisation	23	-	13 555	7	-	-	13 578
other	-	-	-	-	-	-	-
g) decreases	-	-	50	44	-	-	50
sale and liquidation	-	-	50	44	-	-	50
transferred contributions in kind	-	-	-	-	-	-	-
other	-	-	-	-	-	-	-
h) accumulated amortisation at the end of period	112	-	120 656	3 457	50	-	120 818
i) valuation adjustments at the beginning of period	-	-	69	3	-	-	69
increases	-	-	5	-	-	-	5
decreases	-	-	-	-	-	-	-
j) valuation adjustments at the end of the period	-	-	74	3	-	-	74
k) net book value at the end of the period	27	-	34 951	13	-	-	34 978

For the 6 month period 30 June 2004 unplanned amortisation charges relating to intangible fixed assets due to impairment amounted to PLN 5 thousand.

(in PLN thousand)

MOVEMENT IN TANGIBLE FIXED ASSETS (by groups)	-land (including perpetual usufruct rights)	- buildings and constructions	- plant and equipment	- transport	- other fixed assets	Total tangible fixed assets
a) gross book value at the beginning of period	149 518	6 480 828	6 237 937	104 548	91 807	13 064 638
b) additions	14 844	108 778	45 089	510	1 972	171 193
purchase	14 844	108 364	44 290	510	1 972	169 980
disclosures	-	80	26	-	-	106
other	-	334	773	-	-	1 107
c) decreases	1 121	42 371	48 506	3 023	1 112	96 133
sales and liquidation	1 121	42 369	48 230	2 818	1 074	95 612
other*	-	2	276	205	38	521
Transfers	-	(323)	(17)	-	340	-
d) gross value at the end of period	163 241	6 546 912	6 234 503	102 035	93 007	13 139 698
e) accumulated depreciation at the beginning of period	13 794	2 811 200	4 365 185	69 510	70 018	7 329 707
f) increases	1 445	148 095	224 837	3 434	4 579	382 390
amortisation	1 445	148 095	224 601	3 434	4 579	382 154
other	-	-	236	-	-	236
g) decreases	1 121	36 817	48 021	2 628	1 071	89 658
sale and liquidation	1 121	36 817	47 826	2 565	1 033	89 362
other*	-	-	195	63	38	296
Transfers	-	(86)	(13)	-	99	-
h) accumulated depreciation at end of period	14 118	2 922 392	4 541 988	70 316	73 625	7 622 439
i) valuation adjustments at the beginning of period	-	80 175	8 048	21	526	88 770
increaes	-	38 403	2 780	92	1 080	42 355
decreaes	-	10 352	765	18	192	11 327
j) valuation adjustments at the end of the period	-	108 226	10 063	95	1 414	119 798
k) net book value at the end of the period	149 123	3 516 294	1 682 452	31 624	17 968	5 397 461

* Reclassifications of fixed assets to equipment, donations and others.

For the 6 month period ended 30 June 2004 unplanned depreciation charges relating to tangible fixed assets due to impairment amounted to PLN 42,355 thousand.

(in PLN thousand)

Introduction to the condensed financial statements

1. Applied accounting policies, including methods of assets and liabilities valuation (including depreciation and amortization), estimation of net profit and method of preparing financial statements.

1.1. Format and basis of preparation of the condensed financial statements

Format, basis and scope of preparation of the condensed financial statements were defined in § 58.3 of the Decree of the Council of Ministers from 16 October 2001 on current and periodic information disclosed by issuers of securities ("Decree").
According to the above quoted decree, the issuer, who is a parent company is not obliged to prepare a separate half year report, providing that the condensed financial statements are included in the consolidated half year report, together with the auditor's review report concerning the condensed financial statements, comprising: balance sheet statement, income statement, statements of changes in shareholders equity, cash flow statement and condensed description notes, covering information and data which are material to properly assess the financial position and financial result of the issuer and were not included in the consolidated financial statements.

1.2. Accounting policies

As applicable for standalone financial statements, the accounting policies are convergent with policies described in the consolidated financial statements of the Capital Group for the 6 month period ended 30 June 2004, in which the Company is the dominant entity ("the Capital Group").

In the 6 month period 30 June 2004 the Company and the Capital Group did not adopt any significant changes in applied accounting policies in comparison to policies applied by the Company and the Capital Group in year 2003 with exception for change in translation of balance sheet items in foreign currencies due to change in Polish Accounting Act. Since 1 January 2004 assets and liabilities as at balance date are translated using the same average exchange rate set for the given currency by the National Bank of Poland ("NBP") for this date. As a consequence of those changes comparable data presented in these financial statements were restated.

	Net financial result	Equity	
	from 1 January 2003 till 30 June 2003	31 December 2003	30 June 2003
As per published financial statements	562.989	8.374.451	7.783.425
Difference	4.120	35.998	26.526
Comparable data (restated)	567.109	8.410.449	7.809.951

Starting from 1 January 2004 the Company applies hedge accounting in relation to concluded hedge transactions fulfilling rules specified for hedge accounting. This results in disclosure of valuation of effective part of hedge until its realization as revaluation reserve in the Company's balance sheet. This change neither require restatement of 2004 opening balance nor restatement of comparable data for 2003.

(in PLN thousand)

2. Condensed description notes

2.1 Tangible fixed assets

As at the balance sheet date the Company used land under perpetual usufruct worth (stated on the basis of value applied by the communes used for perpetual usufruct charges calculations) PLN 465,125 thousand.

The Company used tangible fixed assets worth PLN 24 thousand under lease, tenancy or other agreements, including operating lease.

As at the balance sheet date any liabilities to the state budget or local governments resulting from possession of ownership right to buildings and constructions have not occurred.

2.2 Long term investments

Scope of long term investment changes is included in the consolidated financial statement.

2.3 Allowances for bad debts

	Allowances for long term receivables	Allowances for short term receivables
Opening balance – 1 January 2003	-	194,716
Increases	2,000	61,437
Utilisation	-	-
Decreases	-	(21,468)
Closing balance – 30 June 2003	2,000	234,685

	Allowances for long term receivables	Allowances for short term receivables
Opening balance – 1 January 2003	-	194,716
Increases	2,000	84,576
Utilisation	-	-
Decreases	-	(62,305)
Closing balance – 31 December 2003	2,000	216,987

	Allowances for long term receivables	Allowances for short term receivables
Opening balance – 1 January 2004	2,000	216,987
Increases	-	20,756
Utilisation	-	-
Decreases	-	(25,480)
Closing balance – 30 June 2004	2,000	212,263

(in PLN thousand)

2.4 Provisions

a. Provision for deferred tax

	Provision for deferred tax
Opening balance – 1 January 2003	252,658
Increases	126,317
Decreases	(82,595)
Closing balance – 30 June 2003	296,380

	Provision for deferred tax
Opening balance – 1 January 2003	252,658
Increases	172,517
Decreases	(277,337)
Closing balance – 31 December 2003	147,838

	Provision for deferred tax
Opening balance – 1 January 2004	147,838
Increases	73,212
Decreases	(64,295)
Closing balance – 30 June 2004	156,755

b. Provision for jubilee, retirement bonuses and other

	Provision for jubilee, retirement bonuses and other
Opening balance – 1 January 2003	83,290
Increases	17,656
Decreases	(17,152)
Closing balance – 30 June 2003	83,794

	Provision for jubilee, retirement bonuses and other
Opening balance – 1 January 2003	83,290
Increases	30,798
Decreases	(26,346)
Closing balance – 31 December 2003	87,742

	Provision for jubilee, retirement bonuses and other
Opening balance – 1 January 2004	87,742
Increases	23,757
Decreases	(11,619)
Closing balance – 30 June 2004	99,880

(in PLN thousand)

c. Other provisions presented as liabilities

	Other provisions presented as liabilities
Opening balance – 1 January 2003	396,375
Increases	1,046
Utilisation	(2,645)
Decreases	(13,733)
Closing balance – 30 June 2003	381,043

	Other provisions presented as liabilities
Opening balance – 1 January 2003	396,375
Increases	48,804
Utilisation	(7,029)
Decreases	(18,556)
Closing balance – 31 December 2003	419,594

	Other provisions presented as liabilities
Opening balance – 1 January 2004	419,594
Increases	38,523
Utilisation	(3,778)
Decreases	(16)
Closing balance – 30 June 2004	454,323

2.5 Long term liabilities

As at 30 June 2003 the Company did not have long term liabilities.
The structure of long term liabilities maturity as at 31 December 2003 is as follows:

	1 - 3 years	3 - 5 years	more than 5 years	Total
Intercompany long term liabilities	-	-	-	-
Other long term liabilities:	-	1,356,181	-	1,356,181
a) loans and borrowings	-	1,356,181	-	1,356,181
b) securities issue	-	-	-	-
c) other financial liabilities	-	-	-	-
d) other	-	-	-	-
Total long term liabilities	-	1,356,181	-	1,356,181

(in PLN thousand)

The structure of long term liabilities maturity as at 30 June 2004 is as follows:

	1 - 3 years	3 - 5 years	more than 5 years	Total
Intercompany long term liabilities	-	-	-	-
Other long term liabilities:	2	1,596,507	-	1,596,509
a) loans and borrowings	-	1,596,507	-	1,596,507
b) securities issue	-	-	-	-
c) other financial liabilities	-	-	-	-
d) other	2	-	-	2
Total long term liabilities	2	1,596,507	-	1,596,509

Long term liabilities to be repaid within 12 months amount to PLN 3,094 thousand.

2.6 Prepayments and deferred costs, accruals and deferred income

Prepayments and deferred costs consists of:

	30 June 2004	31 December 2003	30 June 2003
1. Cost of catalysts	74,584	86,390	58,454
2. Excise duty	110,053	273,800	440,376
3. Fuel charge	6,904	-	-
4. Cost of acquisition of customer (patronage stations)	63,146	70,986	79,627
5. Costs of insurance	43,937	15,807	42,978
6. Other costs	61,612	48,640	35,891
Total prepayments and deferred costs	360,236	495,623	657,326

The balance of accruals consists of:

	30 June 2004	31 December 2003	30 June 2003
1. Holiday pay accrual	16,276	14,368	9,834
2. Environmental costs	3,546	4,850	3,772
3. Costs of rewards concerning loyalty program	51,024	47,945	43,937
4. Others	3,426	25,245	-
Total accruals	74,272	92,408	57,543

Deferred income consists of:

	30 June 2004	31 December 2003	30 June 2003
Deferred income	12,053	1,361	2,524
Total deferred income	12,053	1,361	2,524

(in PLN thousand)

2.7 Liabilities secured on assets of the Company

As at balance sheet date there were no liabilities secured on assets of the Company.

2.8 Conditional liabilities, together with sureties and guarantees granted by the Company, including bills of exchange

Liabilities by type for the 6 month period ended 30 June 2004	
Contingent liabilities, including:	1,410,735
• sureties and guarantees granted	957,036
- to subsidiaries	786,704
- to joint - ventures	624,032
• other contingent liabilities, including:	453,699
- to joint - ventures	453,699
Other off – balance sheet liabilities	900
Total	1,411,635

2.9 Sales of finished products, goods for resale and materials by type

Sales by type during the period covered by the condensed financial statement:

Sales by type	6 months ended 30 June 2004	6 months ended 30 June 2003
1. Sales of refinery products	10,934,278	9,599,559
2 . Sales of chemical products	1,089,461	1,096,152
3. Sales of services	96,862	62,042
4. Sales of products - other	67,404	51,725
5. Sales of goods for resale	398,283	310,017
6. Sales of materials	5,009	8,721
7. Income on settlements of hedge transactions	21,241	-
8. Other sales	342,920	310,569
Total net sales	12,955,458	11,438,785

Sales by area during the period covered by the condensed financial statement:

Sales by area	6 months ended 30 June 2004	6 months ended 30 June 2003
1. Domestic sales*	12,445,275	11,046,386
2. Export sales	510,183	392,399
Total net sales	12,955,458	11,438,785

* includes the value of hedge transactions amounted to PLN 21,241 thousand concerning the 6 month period ended 30 June 2004

2.10 Impairment of inventories

During 6 months ended 30 June 2004 the Company did not make any write – offs of inventories adjusting their net book value to the net realisable value (market value) as defined in art. 28 of the Accounting Act.

(in PLN thousand)

2.11 *Information on income, cost and result of operation discontinued in the reporting period or intended to be discontinued in the next year*

During the period covered by the condensed financial statements the Company did not discontinue any activities and does not plan to discontinue any significant activity in the next year.

2.12 Unconsolidated joint ventures

During the 6 month period ended 30 June 2004 the Company did not participate in joint ventures except for a joint venture - Basell Orlen Polyolefins Sp. z o.o., accounted for under equity method.

2.13 *Income tax on the result of unusual items*

During the 6 month period ended 30 June 2004 there was no income tax on the result of unusual items.

2.14 Corporate income tax

Reconciliation of the accounting gross profit to taxable income is as follows:

	6 months ended 30 June 2004	6 months ended 30 June 2003
1. Gross profit	1,183,060	790,333
1. Permanent differences	(74,984)	345
- dividends	(92,763)	(66,748)
- provision for doubtful receivables	2,133	38,784
- free of charge transfer of technical infrastructure	10	4
- other permanent differences	15,636	28,305
2. Temporary differences	67,897	(172,284)
- investment bonus	-	(6,923)
- unrealised foreign exchange differences	(41,377)	29,673
- inventory valuation	925	(977)
- accounted costs of loyalty programs	3,078	484
- environmental provision	-	(6,722)
- depreciation and amortisation difference due to different tax and accounting amortisation and depreciation rates	63,883	34,235
- contribution–in–kind difference	-	(211,931)
- provision for jubilee and retirement bonuses	(9,680)	4,618
- impairment of fixed assets	28,670	18,236
- provision on business risk	32,447	(7,000)
- other temporary differences	(10,049)	(25,977)
3. Other differences between gross profit and taxable income, including:	(667)	51,139
- previous year adjustment	(667)	51,139
4. Taxable income	1,175,306	669,533
5. Tax rate	19%	27%
6. Corporate income tax (current liability)	223,308	180,774

Change in provision for deferred tax amounts to PLN 8,918 thousand, from which PLN 5,083 thousand was reflected in the financial result and the amount of PLN 3,835 thousand was reflected in equity.

(in PLN thousand)

2.15 Costs by type

	6 months ended 30 June 2004	6 months ended 30 June 2003
- Depreciation and amortisation	395,732	403,917
- Usage of materials and energy	4,992,894	4,623,034
- External services	660,539	738,448
- Tax and charges	4,808,020	4,515,586
- Salaries and wages	242,695	215,796
- Social security insurance and other charges	50,542	52,458
- Other costs by kind	113,363	112,702
- Selling and distribution costs	(5,552,420)	(5,094,463)
- General and administrative expenses	(260,896)	(284,408)
- Change in value of work in progress and finished goods	(45,998)	(286,082)
- Cost of goods used internally	(27,188)	(40,544)
Costs of goods sold	5,377,283	4,956,444

2.16 Internal costs of fixed assets under construction and construction of assets for internal use

	6 months ended 30 June 2004	6 months ended 30 June 2003
Costs of fixed assets under construction	1,203	1,398
Construction of assets for the Company's own use	-	-
Total	1,203	1,398

2.17 Expenditures on non-financial fixed assets

Planned expenditure on non-financial fixed assets for the following 12 months from the balance sheet date amounts to PLN 1,580,753 thousand, including planned expenditures on environmental protection amounting to PLN 177,618 thousand. Value of expenditures on non-financial fixed assets for 6 months ended 30 June 2004 amounted to PLN 434,868 thousand, including expenditures on environmental protection equal to PLN 8,489 thousand.

2.18 Extraordinary gains and losses

Extraordinary gains	6 months ended 30 June 2004	6 months ended 30 June 2003
Incidental	-	-
Other	-	-
Total extraordinary gains	-	-

(in PLN thousand)

Extraordinary losses	6 months ended 30 June 2004	6 months ended 30 June 2003
Incidental	2	-
Other	-	-
Total extraordinary losses	2	-

2.19 Structure of cash and cash equivalents, used for cash flow statement

	30 June 2004	30 June 2003
Cash at bank	276,674	20,557
- current accounts	227,385	13,617
- deposits up to 1 year	49,289	6,940
- deposits over 1 year	-	-
Cash on hand	10,132	8,965
Other cash	26,057	29,899
Other cash equivalents	-	68
Cash and cash equivalents presented at balance sheet	312,863	59,489
Exchange rate differences	2,087	60
Cash and cash equivalents at the balance sheet date presented at cash flow statement	314,950	59,549

2.20 Reasons for differences between balance sheet movements of certain captions and changes presented in cash flow statement

Receivables:	6 months ended 30 June 2004
Balance sheet change in long and short term net receivables	(451,757)
Movement in investment receivables	(3,597)
Repayment of ORLEN Powiernik equity	(230,299)
Other	859
Change in receivables within cash flow statement	(684,794)

Liabilities:	6 months ended 30 June 2004
Balance sheet change in long and short term liabilities	407,487
Change in short term loans and borrowings	398,714
Change in related to dividends liabilities	(278,011)
Distribution of profit for Company's Social Fund	(4,000)
Other	(5,141)
Change in liabilities within cash flow statement	519,049

(in PLN thousand)

Accruals and prepayments	6 months ended 30 June 2004
Balance sheet change in prepayments, deferred costs, accruals, deferred income	127,943
Other	(1,092)
Change in accruals and prepayments within cash flow statement	126,851

Provisions:	6 months ended 30 June 2004
Balance sheet change in provisions	55,784
Other	(3,833)
Change in provisions within cash flow statement	51,951

Other captions in cash flow statement

In cash flow statement for 6 months ended 30 June 2004:
- in position B.I 4 in investing activity the amount of PLN 240,309 thousand is presented and it consists of the following items:

Repayment of additional equity by ORLEN Powiernik	230,299
Other	10,010
Total	240,309

Changes introduced in financial statements for the 6 month period related to National Accounting Standard (NAS) No. 1 „Cash Flow Statement" and changes in method of valuation of assets and liabilities expressed in foreign currencies

Description of cash flow items	Financial data disclosed in financial statements for the HY 2003	Comparative financial data for the HY 2003 disclosed in financial statements for the HY 2004	Differences due to changes in accounting policies	Differences due to NAS	Differences total
I. Net (loss) profit	562,989	567,109	4,120	-	4,120
A.II.2 Foreign exchange gains/losses	35,345	32,017	(3,388)	60	(3,328)
A.II.4. Result on investment activity	(38,734)	(21,365)	-	17,369	17,369
A.II.5. Changes in provisions	31,737	33,261	1,524	-	1,524
A.II.8. Changes in short-term liabilities, except from loan and borrowings	(290,599)	(292,855)	(2,256)	-	(2,256)
A.II.12. Other adjustments	(192,360)	(209,729)	-	(17,369)	(17,369)
A.III. Cash flows from operating activities	93,450	93,510	-	60	60
B.I.4. Other investment inflows	18,525	2,146	-	(16,379)	(16,379)
B.II.1 Purchase of intangible and tangible fixed assets	(378,538)	(362,159)	-	16,379	16,379
D. Total net change in cash and cash equivalents	(2,150)	(2,090)	-	60	60
G. Cash and cash equivalents at the end of the period	59,489	59,549	-	60	60

Due to changes in the Accounting Act, the Company changed valuation of assets and liabilities in foreign currencies. The effects of those changes were presented in the comparable data.
According to the requirements imposed by the above mentioned Standard, the Company changed the presentation of fixed assets impairment write downs, prepayments for fixed assets and gains/losses on valuation of cash collected on foreign currency accounts.

(in PLN thousand)

2.21 Information on average employment by category

Category	6 months ended 30 June 2004	6 months ended 30 June 2003
White collar employees	3,587	3,924
Blue collar employees	2,359	2,672
Total employment	5,946	6,596

2.22 Changes in accounting policies

Changes in accounting policies were disclosed in point 1.2 of Introduction to the condensed financial statements.

2.23 Related party transactions

Information on related party transactions have been disclosed in consolidated financial statements.

2.24 List of entities, in which the Company holds at least 20% in equity or in total number of votes

List of entities in which the Company holds as at 30 June 2004 at least 20% shares in equity or in total number of votes is presented in the consolidated financial statements.

2.25 *Information not disclosed in the above condensed financial statements*

All remaining material information that are not disclosed in the above condensed financial statements are disclosed in the consolidated financial statements of the Capital Group for the 6 month period ended 30 June 2004.

SIGNATURES OF THE MEMBERS OF THE MANAGEMENT BOARD

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A. President
Vice President – Janusz Wisniewski

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Vice President – Sławomir Golonka

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Member – Krzysztof Kluzek

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Vice President- Andrzej Macenowicz

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Vice President – Jacek Strzelecki

Plock, 27 September 2004